As filed with the Securities and Exchange Commission on June 25, 2020
No. 333-238870

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	36-4904146 (I.R.S. Employer Identification No.)
1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Thomas P. McCaffrey President,
Chief Executive Officer and Chief Financial Officer
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of all communications, including communications sent to agent for service, should be sent to:
Jonathan L. Mann General Counsel, Vice President — Law and Corporate Secretary KLX Energy Services Holdings, Inc. 1300 Corporate Center Way Wellington, Florida 33414 (561) 383-5100	Valerie Ford Jacob, Esq. Paul K. Humphreys, Esq. Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, New York 10022 (212) 277-4000	Max L. Bouthillette Executive Vice President, General Counsel and Chief Compliance Officer Quintana Energy Services Inc. 1415 Louisiana, Suite 2900 Houston, TX 77002 (832) 518-4094	Frank Bayouth, Esq. Eric C. Otness, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1000 Louisiana Street Suite 6800 Houston, Texas 77002 (713) 655-5100

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described in the joint proxy statement/prospectus contained herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
Emerging Growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED JUNE 25, 2020

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT
Dear Stockholder:
On May 3, 2020, KLX Energy Services Holdings, Inc. (“KLXE”), Quintana Energy Services Inc. (“QES”), Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE (“Acquiror”) and Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which they agreed to combine in an all stock merger transaction. Pursuant to the Merger Agreement, Merger Sub will merge with and into QES, with QES as the surviving corporation and indirect wholly owned subsidiary of KLXE (the “merger”). Following completion of the merger, the company will retain the KLX Energy Services Holdings, Inc. name and will be headquartered in Houston, Texas. The merger will create an industry-leading provider of asset-light oilfield solutions across the full well lifecycle including drilling, completion and production related products and services.
Upon successful completion of the merger, each issued and outstanding share of QES Common Stock, par value $0.01 per share, will be converted into the right to receive 0.4844 shares (the “Exchange Ratio”) of KLXE Common Stock, subject to adjustment for the reverse stock split of KLXE Common Stock expected to be implemented prior to the consummation of the merger as discussed in this joint proxy statement/prospectus. The Exchange Ratio is fixed and will not be adjusted for changes in the market price of either KLXE Common Stock or QES Common Stock between the signing of the Merger Agreement and the Effective Time of the merger. KLXE stockholders will continue to own their existing shares of KLXE Common Stock. Based on the Exchange Ratio, the number of outstanding shares of QES Common Stock (plus the number of shares underlying outstanding QES phantom units and outstanding QES restricted stock units (but excluding cash settled QES restricted stock units)) and the number of outstanding shares of KLXE Common Stock (including KLXE restricted stock awards), it is estimated that KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41%, respectively, of the issued and outstanding shares of KLXE on a fully diluted basis immediately following the Effective Time of the merger. KLXE Common Stock is traded on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “KLXE.” QES Common Stock is traded on the New York Stock Exchange (the “NYSE”) under the symbol “QES.” The common stock of the combined company will remain listed on Nasdaq under the symbol “KLXE.” We encourage you to obtain updated quotes for the common stock of both KLXE and QES.
KLXE will hold its annual meeting of stockholders (the “KLXE Annual Meeting”) to address, among other things, proposals related to the merger. QES will hold a special meeting of its stockholders in connection with the proposed merger (the “QES Special Meeting”).
At the KLXE Annual Meeting, KLXE stockholders will be asked to consider and vote on (i) proposals related to the merger and (ii) proposals related to annual meeting items. Specifically, KLXE stockholders will be asked to (1) approve the issuance of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement (the “KLXE Share Issuance Proposal”), (2) approve an amendment to KLXE’s amended and restated certificate of incorporation to effect a reverse stock split of KLXE’s Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board of Directors (the “KLXE Board”), in the form attached as Annex B to this joint proxy statement/prospectus (the “KLXE Reverse Stock Split Proposal”), (3) approve an amendment to KLXE’s Long-Term Incentive Plan (the “LTIP”) to increase the number of shares issuable thereunder, and to provide for an annual limit on the awards to non-employee directors (the “KLXE LTIP Amendment Proposal”), (4) approve the election of two Class II Directors to the KLXE Board of Directors for a term of three years (the “KLXE Director Election Proposal”), (5) approve an amendment to KLXE’s Employee Stock Purchase Plan (the “ESPP”) to increase the number of shares issuable thereunder (the “KLXE ESPP Amendment Proposal”), (6) ratify the appointment of Deloitte & Touche LLP to serve as KLXE’s independent auditor (the “KLXE Auditor Proposal”) and (7) approve the adjournment of the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes cast at the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal. The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” each of the proposals to be considered at the KLXE Annual Meeting.
Concurrently with the execution of the Merger Agreement, QES entered into a support agreement (the “KLXE Support Agreement”) with Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, pursuant to which Mr. Khoury has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock (which represent approximately 4.3% of the outstanding shares of KLXE Common Stock) in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting.
At the QES Special Meeting, QES stockholders will be asked to consider and vote on proposals to (1) adopt the Merger Agreement (the “QES Merger Proposal”), and (2) approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes cast at the QES Special Meeting to approve the QES Merger Proposal. The QES board unanimously recommends that QES stockholders vote “FOR” each of the proposals to be considered at the QES Special Meeting.
Concurrently with the execution of the Merger Agreement, KLXE entered into a support agreement (the “QES Support Agreement”) with each of Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (together, the “QES Principal Stockholders”) pursuant to which the QES Principal Stockholders have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock (which represent approximately 76% of the outstanding shares of QES Common Stock) in favor of the QES Merger Proposal at the QES Special Meeting.
KLXE has chosen to hold the KLXE Annual Meeting and QES has chosen to hold the QES Special Meeting solely via the live webcast and not in a physical location given the public health impact of coronavirus (COVID-19) and the desire to promote the health and safety of their respective stockholders, directors, officers, employees and other constituents.
We cannot complete the merger unless the KLXE stockholders approve the KLXE Share Issuance Proposal and the QES stockholders approve the QES Merger Proposal. Your vote on these matters is very important regardless of the number of shares you own. Whether or not you plan to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card.
The accompanying joint proxy statement/prospectus provides you with important information about the KLXE Annual Meeting and the QES Special Meeting, the merger, and each of the proposals. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page 28, for a discussion of risks relating to the merger and the combined company following the merger.
We look forward to the successful completion of the merger.
Sincerely,
Thomas P. McCaffrey President, Chief Executive Officer and Chief Financial Officer KLX Energy Services Holdings, Inc.	Christopher J. Baker President and Chief Executive Officer Quintana Energy Services Inc.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the issuance of KLXE Common Stock to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is dated           , 2020 and is first being mailed to the stockholders of KLXE and QES on or about       , 2020.

KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
(561) 383-5100
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 24, 2020
To the Stockholders of KLX Energy Services Holdings, Inc.:
Notice is hereby given that KLX Energy Services Holdings, Inc. (“KLXE”) will hold the annual meeting of its stockholders (the “KLXE Annual Meeting”) virtually at www.meetingcenter.io/296843340, on July 24, 2020, beginning at 10:30 a.m. Eastern Time. KLXE has chosen to hold the KLXE Annual Meeting solely via live webcast and not in a physical location given the public health impact of coronavirus (COVID-19) and the company’s desire to promote the health and safety of its stockholders, directors, officers, employees and other constituents. Only stockholders of KLXE as of the close of business on the KLXE Record Date and those who hold a valid proxy for the KLXE Annual Meeting are entitled to participate in the KLXE Annual Meeting. The KLXE Annual Meeting relates to:
a.
proposals in connection with the Agreement and Plan of Merger, dated as of May 3, 2020 (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among KLXE, Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE (“Acquiror”), Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE (“Merger Sub”), and Quintana Energy Services Inc. (“QES”), pursuant to which Merger Sub will merge with and into QES, with QES surviving the merger as an indirect wholly owned subsidiary of KLXE. Specifically, stockholders will be asked:

1.
to approve the issuance of shares of KLXE’s common stock, par value $0.01 per share (the “KLXE Common Stock”), to stockholders of QES pursuant to the Merger Agreement (the “KLXE Share Issuance Proposal”);

2.
to approve an amendment to the amended and restated certificate of incorporation of KLXE to effect a reverse stock split of KLXE Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board, in the form attached as Annex B to this joint proxy statement/prospectus (the “KLXE Reverse Stock Split Proposal”);

3.
to approve an amendment to KLXE’s Long-Term Incentive Plan to increase the number of shares issuable thereunder, and to provide for an annual limit on the awards to non-employee directors (the “KLXE LTIP Amendment Proposal”);

b.
proposals in connection with the regular annual meeting. Specifically, stockholders will be asked:

4.
to approve the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board of Directors for a three-year term (the “KLXE Director Election Proposal”);

5.
to approve an amendment to KLXE’s Employee Stock Purchase Plan to increase the number of shares issuable thereunder (the “KLXE ESPP Amendment Proposal”);

6.
to approve the annual ratification of the appointment of Deloitte & Touche LLP to serve as KLXE’s independent auditor for 2020 (the “KLXE Auditor Proposal”); and

c.
an adjournment proposal. Specifically, stockholders will be asked:

7.
to approve the adjournment of the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes at the time of the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to KLXE stockholders (the “KLXE Adjournment Proposal”).

Approval of the KLXE Share Issuance Proposal is required for completion of the merger. None of the other proposals to be considered at the KLXE Annual Meeting, including the KLXE Reverse Stock Split Proposal and the KLXE LTIP Amendment Proposal, is a condition to the obligation of KLXE or QES to complete the merger.
KLXE will transact no other business at the KLXE Annual Meeting except such business as may properly be brought before the KLXE Annual Meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.
Only holders of record of KLXE Common Stock at the close of business on June 25, 2020, the record date for voting at the KLXE Annual Meeting (the “KLXE Record Date”), are entitled to notice of and to vote at the KLXE Annual Meeting and any adjournments or postponements thereof.
The board of directors of KLXE (the “KLXE Board”) has unanimously determined that the Merger Agreement and the merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, KLXE and the holders of shares of KLXE Common Stock. The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal and “FOR” the KLXE LTIP Amendment Proposal.
In addition, the KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal and “FOR” the KLXE Adjournment Proposal.
Your vote is very important regardless of the number of shares of KLXE Common Stock you own. KLXE cannot complete the transactions contemplated by the Merger Agreement without approval of the KLXE Share Issuance Proposal. Assuming a quorum is present, the approval of the KLXE Share Issuance Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat.
If you plan to attend the KLXE Annual Meeting virtually on the Internet, please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE2020.
Whether or not you plan to attend the KLXE Annual Meeting, KLXE urges you to please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope so that your shares may be represented and voted at the KLXE Annual Meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) and you wish to vote at the KLXE Annual Meeting, you must obtain a legal proxy from your bank, broker or other nominee in order to vote at the KLXE Annual Meeting.
If you have any questions about the merger, please contact KLXE at (561) 383-5100 or write to KLX Energy Services Holdings, Inc., Attn: Corporate Secretary, 1300 Corporate Center Way, Wellington, Florida 33414.

If you have any questions about how to vote or direct a vote in respect of your shares of KLXE Common Stock, you may contact KLXE’s proxy solicitor:
Georgeson LLC
1290 Avenue of the America’s, 9th Floor
New York, NY 10104
Stockholders, banks and brokers may call toll free: 1-800-509-1312
Or (781) 575-2137 (for all those outside of the U.S.)
By Order of the Board of Directors,
/s/ Jonathan L. Mann
JONATHAN L. MANN
General Counsel, Vice President — Law and
Corporate Secretary
Wellington, Florida

Your vote is very important. KLXE stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States.

Quintana Energy Services Inc.
1415 Louisiana, Suite 2900
Houston, TX 77002
(832) 518-4094
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 24, 2020
To the Stockholders of Quintana Energy Services Inc.:
Notice is hereby given that Quintana Energy Services Inc. (“QES”) will hold a special meeting of its stockholders (the “QES Special Meeting”) virtually at www.virtualshareholdermeeting.com/QES2020SM, on July 24, 2020, beginning at 10:00 a.m., Central Time. QES has chosen to hold the QES Special Meeting solely via live webcast and not in a physical location given the public health impact of coronavirus (COVID-19) and the company’s desire to promote the health and safety of QES stockholders, directors, officers, employees and other constituents. At the QES Special Meeting, QES stockholders will be asked:
1.
to adopt the Agreement and Plan of Merger, dated as of May 3, 2020 (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among KLX Energy Services Holdings, Inc. (“KLXE”), Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLXE (“Acquiror”), Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of KLXE (“Merger Sub”), and QES, pursuant to which Merger Sub will merge with and into QES, with QES surviving the merger as an indirect wholly owned subsidiary of KLXE, and each outstanding share of QES’s common stock, par value $0.01 (“QES Common Stock”) (with certain exceptions described in the accompanying joint proxy statement/prospectus) will be cancelled and converted into the right to receive 0.4844 shares of KLXE’s Common Stock, par value $0.01 per share (the “QES Merger Proposal”); and

2.
to approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to QES stockholders (the “QES Adjournment Proposal”).

QES will transact no other business at the QES Special Meeting except such business as may properly be brought before the QES Special Meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached thereto as Annex A, contains further information with respect to these matters.
Only holders of record of QES Common Stock at the close of business on June 22, 2020, the record date for voting at the QES Special Meeting (the “QES Record Date”), are entitled to notice of and to vote at the QES Special Meeting and any adjournments or postponements thereof.
The board of directors of QES (the “QES Board”) has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, on the terms and subject to the conditions set forth in the Merger Agreement. The QES Board unanimously recommends that QES stockholders vote “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal.
Your vote is very important regardless of the number of shares of QES Common Stock you own. QES cannot complete the transactions contemplated by the Merger Agreement, including the merger, without approval of the QES Merger Proposal. Assuming a quorum is present, approval of the QES Merger

Proposal requires the affirmative vote of a majority of the outstanding shares of QES Common Stock entitled to vote on the QES Merger Proposal.
Whether or not you plan to attend the QES Special Meeting, QES urges you to please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope, call the toll-free telephone number or use the Internet as described in the instructions included with the proxy card, so that your shares may be represented and voted at the QES Special Meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) and you wish to vote at the QES Special Meeting, you must obtain a legal proxy from your bank, broker or other nominee in order to vote at the QES Special Meeting.
If you have any questions about the merger or about how to vote or direct a vote in respect of your shares of QES Common Stock, please contact QES at (832) 518-4094 or write to Quintana Energy Services Inc., Attn: Corporate Secretary, 1415 Louisiana, Suite 2900, Houston, TX 77002.
By Order of the Board of Directors,
/s/ Max. L Bouthillette
Max L. Bouthillette
Executive Vice President, General Counsel and
Chief Compliance Officer
Houston, Texas

Your vote is very important. QES stockholders are requested to complete, date, sign and return the enclosed proxy card in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

ADDITIONAL INFORMATION
This joint proxy statement/prospectus includes important business and financial information about each of KLXE and QES that is included in documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that have been included herein and delivered herewith as annexes. In addition, each of KLXE and QES files annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. KLXE and QES file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at www.sec.gov containing this information. You can also obtain these documents for free from KLXE at investor.klxenergy.com/financial-information/sec-filings and from QES at https://ir.quintanaenergyservices.com/all-sec-filings, as applicable. The information contained on, or that may be accessed through, the respective websites of KLXE and QES is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.
This joint proxy statement/prospectus includes as annexes documents that KLXE and QES previously filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or in an annex hereto consisting of a document filed with the SEC subsequent to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this joint proxy statement/prospectus except to the extent so modified or superseded and except as provided below.
Set forth below is a list of the documents previously filed with the SEC by KLXE and QES under the Exchange Act that are included as annexes to this joint proxy statement/prospectus.
KLXE
•
KLXE’s Annual Report on Form 10-K for the year ended January 31, 2020, filed with the SEC on March 24, 2020;

•
KLXE’s Annual Report on Form 10-K/A for the year ended January 31, 2020, filed with the SEC on May 29, 2020;

•
KLXE’s Current Report on Form 8-K filed with the SEC on April 8, 2020;

•
KLXE’s Current Report on Form 8-K filed with the SEC on April 15, 2020;

•
KLXE’s Current Report on Form 8-K filed with the SEC on April 22, 2020;

•
KLXE’s Current Report on Form 8-K filed with the SEC on May 4, 2020; and

•
KLXE's Quarterly Report on Form 10-Q filed with the SEC on June 5, 2020.

QES
•
QES’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 6, 2020;

•
QES’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2020;

•
QES’s Current Report on Form 8-K filed with the SEC on April 14, 2020 (other than information furnished under Item 7.01);

•
QES’s Current Report on Form 8-K filed with the SEC on May 1, 2020 (other than information furnished under Item 7.01);

•
QES’s Current Report on Form 8-K filed with the SEC on May 4, 2020;

•
QES’s Current Report on Form 8-K filed with the SEC on May 12, 2020; and

•
QES’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2020.

KLXE has filed a registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read the registration statement, including any amendments, schedules and exhibits thereto at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. You may request copies from:
For KLXE stockholders:	For QES stockholders:
KLX Energy Services Holdings, Inc. 1300 Corporate Center Way Wellington, Florida 33414 (561) 383-5100 Attention: Corporate Secretary	Quintana Energy Services Inc. 1415 Louisiana, Suite 2900 Houston, TX 77002 (832) 518-4094 Attention: Corporate Secretary
Georgeson LLC 1290 Avenue of the Americas, 9th Floor New York, NY 10104 Stockholders, banks and brokers may call toll free: 1-800-509-1312 Or (781) 575-2137 (for all those outside of the U.S.)
If you would like to request any documents, please do so by July 17, 2020, which is five business days prior to the date of the KLXE Annual Meeting and the QES Special Meeting, in order to receive them before the applicable meeting.
For a more detailed description of where you can find information about KLXE and QES, please see “Where You Can Find More Information.”

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by KLXE, constitutes a prospectus of KLXE under Section 5 of the Securities Act of 1933 (as amended, the “Securities Act”) with respect to the shares of common stock of KLXE to be issued to QES stockholders pursuant to the Merger Agreement. This document also constitutes a joint proxy statement of KLXE and QES under Section 14(a) of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”). It also constitutes a notice of meeting with respect to each of the KLXE Annual Meeting and the QES Special Meeting.
You should rely only on the information contained in this joint proxy statement/prospectus. KLXE and QES have not authorized anyone to provide you with information that is different from that contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated           , 2020, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. KLXE has supplied all information contained in this joint proxy statement/prospectus relating to KLXE, and QES has supplied all such information relating to QES. KLXE and QES have both contributed to the information related to the merger contained in this joint proxy statement/prospectus.
All references in this joint proxy statement/prospectus to “KLXE” refer to KLX Energy Services Holdings, Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “QES” refer to Quintana Energy Services Inc., a Delaware corporation. All references in this joint proxy statement/prospectus to “Merger Sub” refer to Krypton Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of KLXE. All references in this joint proxy statement/prospectus to “Acquiror” refers to Krypton Intermediate, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of KLXE. All references in this joint proxy statement/prospectus to “KLXE Common Stock” refer to the common stock of KLXE, par value $0.01 per share, and all references in this joint proxy statement/prospectus to “QES Common Stock” refer to the common stock of QES, par value $0.01 per share. All references in this joint proxy statement/prospectus to “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of May 3, 2020, as it may be amended. All references in this joint proxy statement/prospectus to the “Exchange Ratio” refer to the ratio of 0.4844 shares of KLXE Common Stock per outstanding share of QES Common Stock that will be issued to QES stockholders in connection with the merger, subject to adjustment for the reverse stock split of KLXE Common Stock expected to be implemented prior to the consummation of the merger as discussed in this joint proxy statement/prospectus.

QUESTIONS AND ANSWERS
The following are some questions that you, as a stockholder of KLXE or QES, may have regarding the merger and the other matters being considered at the KLXE Annual Meeting and the QES Special Meeting, and brief answers to those questions. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety. Additional important information is contained in the annexes to this joint proxy statement/prospectus.
Except where specifically noted, the following information and all other information contained in this joint proxy statement/prospectus does not give effect to KLXE’s proposed reverse stock split (the “reverse stock split”), as described in KLXE Proposal 2 beginning on page 57 of this joint proxy statement/prospectus.
Q:
Why am I receiving this joint proxy statement/prospectus?

A:
This joint proxy statement/prospectus serves as a proxy statement for the KLXE Annual Meeting and the QES Special Meeting.

You are receiving this joint proxy statement/prospectus because KLXE and QES have agreed to combine in an all stock merger transaction. The combined company will retain the KLX Energy Services corporate name and the company’s listing will remain on Nasdaq under the ticker “KLXE.” As referred to in this joint proxy statement/prospectus, the “Effective Time” means the date and time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware, or such later date and time as may be agreed by KLXE and QES in writing and specified in the certificate of merger. The Merger Agreement governs the terms of the merger of KLXE and QES and is attached to this joint proxy statement/prospectus as Annex A.
In order to complete the merger, among other things:
•
KLXE stockholders must approve the issuance of KLXE Common Stock to QES stockholders in connection with the merger in accordance with the Listing Rules of Nasdaq; and

•
QES stockholders must adopt the Merger Agreement in accordance with the Delaware General Corporation Law (the “DGCL”).

This joint proxy statement/prospectus serves as both the proxy statement through which KLXE and QES will solicit proxies to obtain the necessary stockholder approvals for the merger and as the prospectus by which KLXE will issue shares of the KLXE Common Stock as consideration in the merger. In addition, this joint proxy statement/prospectus serves as the proxy statement through which KLXE will solicit proxies for (i) an amendment to the amended and restated certificate of incorporation of KLXE to effect a reverse stock split of KLXE Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board, in the form attached as Annex B to this joint proxy statement/prospectus, (ii) an amendment to KLXE’s Long-Term Incentive Plan to increase the number of shares issuable thereunder, (iii) the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board of Directors for a three-year term, (iv) an amendment to KLXE’s Employee Stock Purchase Plan to increase the number of shares issuable thereunder and (v) the annual ratification of the appointment of Deloitte & Touche LLP as its independent auditor for 2020.
This joint proxy statement/prospectus, which you should carefully read in its entirety, contains important information about the merger, the share issuance and other matters.
Q:
What will happen in the merger?

A:
The Merger Agreement sets forth the terms and conditions of the proposed merger of KLXE and QES. Under the Merger Agreement, Merger Sub will merge with and into QES, with QES as the surviving corporation and an indirect wholly owned subsidiary of KLXE.

The Merger Agreement is attached to this joint proxy statement/prospectus as Annex A. For a more complete discussion of the proposed merger, its effects and the other transactions contemplated by the Merger Agreement, please see “The Merger.”

i

Q:
What is KLXE’s strategic rationale for the merger?

A:
In reaching its determinations and recommendations, the KLXE Board consulted with KLXE management and its outside legal and financial advisors, and considered a number of factors, including that the merger will create a leading provider of production, completion and drilling solutions offering a broad range of asset light services across all major U.S. basins. The merger will add directional drilling, snubbing and well control services to KLXE’s already broad range of product and services lines as well as allow for rationalizing two of the largest fleets of coiled tubing and wireline assets. The addition of new product and service lines and rationalization of assets will facilitate the pull through of KLXE’s asset light services and dramatically reduce the need for further capital spending. In addition, the two companies anticipate achieving annualized run-rate cost synergies of at least $40 million within 12 months.

Q:
What is QES’s strategic rationale for the merger?

A:
In reaching its determinations and recommendations, the QES Board consulted with QES management and its outside legal and financial advisors, and considered a number of factors, including the expectation that the merger will create significant cost synergies for both QES and KLXE by spreading fixed costs across a greater operating scale, with at least $40 million in anticipated annual run-rate cost savings through facility, lease and personnel rationalization, the expectation that the combined company will establish a market-leading position in coiled tubing and wireline assets, and the expectation that the increased scale and scope of the combined company will strengthen its balance sheet and provide increased liquidity and financial flexibility.

Q:
What am I being asked to vote on?

A:
KLXE is holding an annual meeting of its stockholders to obtain approval of the issuance of KLXE Common Stock to QES stockholders in connection with the merger. KLXE stockholders will also be asked to approve the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the proposal to adjourn the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes at the time of the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to KLXE stockholders.

QES is holding a special meeting of its stockholders to vote on the adoption of the Merger Agreement, pursuant to which each outstanding share of QES Common Stock (other than shares of QES Common Stock owned directly or indirectly by KLXE or Merger Sub or any of their respective subsidiaries immediately prior to the Effective Time or held directly or indirectly by QES (as treasury stock or otherwise) or any of its subsidiaries immediately prior to the Effective Time (in each case, other than shares of QES Common Stock held on behalf of third parties) (the “QES Excluded Shares”)) will be cancelled and converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment in the event that the reverse stock split is effectuated prior to the Effective Time. QES stockholders will also be asked to approve the proposal to adjourn the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.
Your vote is very important, regardless of the number of shares that you own. The approval of the KLXE Share Issuance Proposal by the KLXE stockholders and the approval of the QES Merger Proposal by the QES stockholders are conditions to the obligations of KLXE and QES to complete the merger. None of the approvals of the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal, the KLXE Adjournment Proposal or the QES Adjournment Proposal are conditions to the obligations of KLXE or QES to complete the merger.

Q:
When and where will the KLXE Annual Meeting and the QES Special Meeting take place?

A:
The KLXE Annual Meeting will be held virtually at 10:30 a.m., Eastern Time, on July 24, 2020. The KLXE Annual Meeting can be accessed by visiting www.meetingcenter.io/296843340, where KLXE stockholders will be able to participate and vote online. KLXE encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE2020.

The QES Special Meeting will be held virtually at 10:00 a.m., Central Time, on July 24, 2020. The QES Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/QES2020SM, where QES stockholders will be able to participate and vote online. Online access will begin at 9:45 a.m., Central Time, and QES encourages its stockholders to access the meeting prior to the start time.
KLXE has chosen to hold the KLXE Annual Meeting and QES has chosen to hold the QES Special Meeting solely via the Internet and not in a physical location given the public health impact of coronavirus (COVID-19) and the desire to promote the health and safety of their respective stockholders, directors, officers, employees and other constituents.
Even if you plan to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, KLXE and QES recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable. Shares held in “street name” may be voted by you at your respective company’s special meeting or annual meeting, as applicable, only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to directly vote the shares.
Q:
How important is my vote?

A:
Your vote “FOR” each proposal presented at the KLXE Annual Meeting or the QES Special Meeting, as applicable, is very important, and you are encouraged to submit a proxy as soon as possible. The merger between KLXE and QES cannot be completed without the approval of the KLXE Share Issuance Proposal by the KLXE stockholders and the approval of the QES Merger Proposal by the QES stockholders.

Q:
What constitutes a quorum, and what vote is required to approve each proposal at the KLXE Annual Meeting and the QES Special Meeting?

A:
KLXE.   The holders of a majority of the outstanding shares of KLXE Common Stock entitled to vote at the KLXE Annual Meeting must be represented at the KLXE Annual Meeting in person or by proxy in order to constitute a quorum.

Assuming a quorum is present, approval of each of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal and the KLXE Auditor Proposal, and, in the event that a quorum is not present, approval of the KLXE Adjournment Proposal, requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. Accordingly, with respect to a KLXE stockholder who is present or represented by proxy at the KLXE Annual Meeting, a KLXE stockholder’s abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote “against” the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Adjournment Proposal and the KLXE Auditor Proposal (except in the event a bank, broker or other nominee exercises its discretionary authority to vote “for” the KLXE Auditor Proposal).
Approval of the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon. Accordingly, a KLXE stockholder’s abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote “against” the KLXE Reverse Stock Split Proposal.
Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting pursuant to the KLXE Director Election Proposal, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast “for” the director. Accordingly, a KLXE stockholder’s abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have no effect on the KLXE Director Election Proposal.
Regardless of whether there is a quorum, the chairman of the KLXE Annual Meeting may also adjourn the KLXE Annual Meeting.
QES.   The holders of a majority of the total voting power of all outstanding shares of QES Common Stock entitled to vote at the QES Special Meeting must be represented at the QES Special Meeting in person or by proxy in order to constitute a quorum.
Approval of the QES Merger Proposal requires the affirmative vote of a majority of the outstanding shares of QES Common Stock entitled to vote thereon. Accordingly, a QES stockholder’s abstention from voting or the failure of a QES stockholder to vote (including the failure of a QES stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “against” the QES Merger Proposal.
Approval of the QES Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting. Accordingly, with respect to a QES stockholder who is present in person or represented by proxy at the QES Annual Meeting, a QES stockholder’s abstention from voting or the failure of a QES stockholder to vote (including the failure of a QES stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “against” the QES Adjournment Proposal. Regardless of whether there is a quorum, the chairman of the QES Special Meeting may also adjourn the QES Special Meeting.
Q:
Are there any stockholders who have already committed to voting in favor of any of the proposals?

A:
Yes. Concurrently with the execution of the Merger Agreement, KLXE entered into the QES Support Agreement (a copy of which is attached as Annex G to the joint proxy statement/prospectus) with each of the QES Principal Stockholders pursuant to which the QES Principal Stockholders have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock in favor of the QES Merger Proposal at the QES Special Meeting. For more information, please see “The Merger Agreement — QES Support Agreement.”

In addition, concurrently with the execution of the Merger Agreement, QES entered into the KLXE Support Agreement (a copy of which is attached as Annex H to the joint proxy statement/prospectus) with Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, pursuant to which Mr. Khoury has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For more information, please see “The Merger Agreement — KLXE Support Agreement.”
Q:
What will KLXE stockholders receive if the merger is completed?

A:
If the merger is completed, KLXE stockholders will continue to hold shares of KLXE Common Stock.

Q:
What will QES stockholders receive if the merger is completed?

A:
If the merger is completed, each share of QES Common Stock outstanding at the Effective Time will be converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment in the event that the reverse stock split is effectuated prior to the Effective Time. Each QES stockholder will receive cash for any fractional shares of KLXE Common Stock that such stockholder would otherwise receive in the merger.

Because KLXE will issue a fixed number of shares of KLXE Common Stock in exchange for each share of QES Common Stock, the value of the merger consideration that QES stockholders will receive in the merger will depend on the market price of shares of KLXE Common Stock at the Effective Time. The market price of shares of KLXE Common Stock that QES stockholders receive at the Effective Time could be greater than, less than or the same as the market price of shares of KLXE Common Stock on the date of this joint proxy statement/prospectus or at the time of the KLXE Annual Meeting and the QES Special Meeting. Accordingly, you should obtain current market quotations for KLXE Common Stock and QES Common Stock before deciding how to vote with respect to the KLXE Share Issuance Proposal and the QES Merger Proposal, as applicable. The KLXE Common Stock is traded on Nasdaq under the symbol “KLXE.” The QES Common Stock is traded on the NYSE under the symbol “QES.” The common stock of the combined company will continue to trade on Nasdaq under the symbol “KLXE.”
For more information regarding the merger consideration to be received by QES stockholders if the merger is completed, please see “The Merger Agreement — Merger Consideration.”
Q:
Who will own KLXE immediately following the merger?

A:
KLXE and QES estimate that upon completion of the merger, current KLXE stockholders, collectively, will own approximately 59% of the outstanding shares of KLXE Common Stock, and current QES stockholders, collectively, will own approximately 41% of the outstanding KLXE Common Stock (in each case based on fully diluted shares outstanding of KLXE).

Q:
Will QES equity and other long-term incentive awards be affected by the merger?

A:
Upon completion of the merger, outstanding QES equity awards will be affected as described below.

Each outstanding QES phantom unit award will become fully vested and will be cancelled in exchange for an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES phantom unit award and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock, subject to withholding of shares of KLXE Common Stock for applicable income and employment withholding taxes.
Each time-based QES restricted stock unit award (“QES RSU”) (other than QES RSUs held by any non-employee director of QES), whether vested or unvested, that is outstanding at the Effective Time will be converted into a KLXE restricted stock unit award (as converted, a “Converted RSU”) with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES RSU immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock. Each such Converted RSU will be subject to the same terms and conditions, including any vesting requirements and terms of settlement, as were applicable to the converted QES RSU immediately prior to the Effective Time.
Non-employee directors of QES will not receive Converted RSUs. QES RSUs held by non-employee directors of QES at the Effective Time, whether vested or unvested, will instead become fully vested and will be cancelled at the Effective Time and exchanged for shares of KLXE Common Stock using the same conversion ratio as used to determine the number of shares of KLXE Common Stock to which the Converted RSUs will be subject.
Each performance-based QES restricted stock unit award (“QES PSU”) outstanding at the Effective Time, whether vested or unvested, will be converted into a KLXE restricted stock unit award (as

v

converted, a “Converted PSU”) with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) (x) in the case of any QES PSU granted prior to 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance previously determined by QES’s Compensation Committee in accordance with the applicable QES PSU, rounded up to the nearest whole share, and (y) in the case of any QES PSU granted in 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance as of May 1, 2020 (the last trading day for QES Common Stock on the NYSE immediately prior to the date of announcement of the Merger Agreement), with strategic performance goals deemed satisfied at 100% and (B) the Exchange Ratio, rounded up to the nearest whole share. Each such Converted PSU will otherwise be subject to the same terms and conditions, including any vesting requirements and terms of settlement (other than as described below), as were applicable to the converted QES PSU immediately prior to the Effective Time.
The following Converted PSUs will be settled solely in cash at the time such Converted PSUs become fully vested: (i) the portion of Converted PSUs exchanged for QES PSUs granted in 2019 that were determined to have been earned based on discretionary performance goals and (ii) the portion of Converted PSUs exchanged for QES PSUs granted in 2020 that are subject to strategic performance goals.
Any shares of QES Common Stock that remain available for issuance pursuant to any QES equity plan (the “Residual Shares”) will be converted into the number of shares of KLXE Common Stock equal to the product of the number of such Residual Shares and the Exchange Ratio. It is expected that there will be no Residual Shares.
Q:
How will KLXE stockholders be affected by the merger?

A:
Upon completion of the merger, each KLXE stockholder will hold the same number of shares of KLXE Common Stock that such stockholder held immediately prior to completion of the merger, subject to the reverse stock split (if effectuated). As a result of the merger, KLXE will be a larger company with a more diverse business base. However, because KLXE will issue additional shares of KLXE Common Stock to QES stockholders in exchange for their shares of QES Common Stock, each share of KLXE Common Stock outstanding prior to the merger will (subject to the reverse stock split, if effectuated) represent a smaller percentage of the aggregate number of shares of KLXE outstanding after the merger.

Q:
Will KLXE equity awards be affected by the merger?

A:
All KLXE restricted shares will remain in effect in accordance with their terms; provided, however, that each outstanding restricted stock award held immediately prior to the Effective Time by each member of the KLXE Board will become fully vested upon the Effective Time, as will restricted stock awards held as of immediately prior to the Effective Time by KLXE’s executive officers and certain other KLXE employees whose employment is terminated in connection with the merger. For a more complete description, please see “The Merger — Interests of KLXE’s Directors and Executive Officers in the Merger.”

Q:
What will happen to the KLXE LTIP?

A:
The LTIP will remain in effect in accordance with its terms. In anticipation of the needs of the combined company to provide long-term compensation to its service providers following the merger, KLXE proposes an amendment to the LTIP (the “LTIP Amendment”). The LTIP Amendment would increase the total number of shares of KLXE Common Stock reserved for issuance under the LTIP by 6,250,000 shares in order to allow KLXE to grant equity awards to employees and directors in the ordinary course of business. In addition, the LTIP Amendment would provide for a $500,000 annual limit on the aggregate grant date fair value of awards to non-employee directors. For a more complete description, please see “KLXE Proposal 3 — Amendment to the KLXE Long-Term Incentive Plan.”

Q:
What will happen to the KLXE ESPP?

A:
No shares will be purchased for the current offering period ending June 30, 2020, as participants have received refunds of their payroll deductions. No new offering period will commence prior to closing. KLXE proposes an amendment to the ESPP (the “ESPP Amendment”) to increase the total number of shares of KLXE Common Stock reserved for issuance under the ESPP by 1,500,000 shares in order to allow eligible employees to purchase shares of KLXE Common Stock in accordance with past practice following closing. For a more complete description, please see “KLXE Proposal 5 — Amendment to the KLXE Employee Stock Purchase Plan.”

Q:
What will the composition of the board of directors and management of KLXE be following completion of the merger?

A:
The Merger Agreement provides, among other things, as of the Effective Time, the KLXE Board will be comprised of nine directors, consisting of (a) five directors to be designated by KLXE (the “KLXE Designees”) and (b) four directors to be designated by QES (the “QES Designees”). At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of KLXE, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of KLXE, (iii) John T. Collins, the current Chairman of the KLXE Board, will serve as Non-Executive Chairman of the KLXE Board, (iv) Thomas P. McCaffrey, the current President, Chief Executive Officer and Chief Financial Officer of KLXE and a current member of the KLXE Board, will serve as a director on the KLXE Board and Chairman of the Integration Committee and (v) Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, will resign from the KLXE Board and continue to provide strategic advice to KLXE as a consultant. The Merger Agreement provides that KLXE will have, in addition to other committees, an integration committee charged with overseeing the integration of the combined company following the Effective Time (the “KLXE Integration Committee”). The KLXE Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.

Pursuant to KLXE’s amended and restated certificate of incorporation, the KLXE Board is divided into three classes, each as nearly equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. Two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting (Class III), two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting (Class I) and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting (Class II). The individuals expected to serve on the KLXE Board following the Effective Time include, as KLXE Designees: John T. Collins, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq., and as QES Designees: Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo. Following the Effective Time, Gunnar Eliassen, Richard G. Hamermesh and John T. Whates, Esq., will serve as Class I Directors, John T. Collins, Dag Skindlo and Stephen M. Ward, Jr., will serve as Class II Directors and Dalton Boutté, Jr., Thomas P. McCaffrey and Corbin J. Robertson, Jr., will serve as Class III Directors.
Separate and apart from the above, KLXE’s stockholders are being asked at the KLXE Annual Meeting to vote on the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board for a three-year term. Messrs. Hardesty and Ward will serve as Class II Directors from the date of the KLXE Annual Meeting until the consummation of the merger or, if the merger is not consummated, for the duration of their term, unless they earlier retire, resign or are removed. If the merger is consummated Mr. Ward will continue to serve on the KLXE Board as a Class II director and Mr. Hardesty will resign from the KLXE Board.

Q:
How does the KLXE Board recommend that I vote at the KLXE Annual Meeting?

A:
The KLXE Board unanimously recommends that you vote “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal, “FOR” the KLXE LTIP Amendment Proposal, “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal and “FOR” the KLXE Adjournment Proposal.

Q:
How does the QES Board recommend that I vote at the QES Special Meeting?

A:
The QES Board unanimously recommends that you vote “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal.

Q:
Who is entitled to vote at the KLXE Annual Meeting?

A:
The KLXE Record Date for the KLXE Annual Meeting is June 25, 2020. All holders of shares of KLXE Common Stock who held shares at the close of business on the KLXE Record Date are entitled to receive notice of, and to vote at, the KLXE Annual Meeting. Each such holder of KLXE Common Stock is entitled to cast one vote on each matter properly brought before the KLXE Annual Meeting for each share of KLXE Common Stock that such holder owned of record as of the record date. Please see “The KLXE Annual Meeting — Voting at the KLXE Annual Meeting” for instructions on how to vote your shares without attending the KLXE Annual Meeting.

KLXE is commencing its solicitation of proxies on or about June 29, 2020, and KLXE will continue to solicit proxies until the date of the KLXE Annual Meeting. Proxies delivered prior to the KLXE Record Date will be valid and effective so long as the holder providing the proxy is a holder on the KLXE Record Date. If you are not a holder of record on the KLXE Record Date, any proxy you deliver will not be counted. If you deliver a proxy prior to the KLXE Record Date and remain a holder on the KLXE Record Date, you do not need to deliver another proxy after the KLXE Record Date. If you deliver a proxy prior to the KLXE Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of KLXE Common Stock you own on the KLXE Record Date, even if that number is different from the number of shares of KLXE Common Stock you owned when you executed and delivered your proxy card.
Q:
Who is entitled to vote at the QES Special Meeting?

A:
The QES Record Date for the QES Special Meeting is June 22, 2020. All holders of shares of QES Common Stock who held shares at the close of business on the QES Record Date are entitled to receive notice of, and to vote at, the QES Special Meeting. Each such holder of QES Common Stock is entitled to cast one vote on each matter properly brought before the QES Special Meeting for each share of QES Common Stock that such holder owned of record as of the record date. Please see “The QES Special Meeting — Voting at the QES Special Meeting” for instructions on how to vote your shares without attending the QES Special Meeting.

QES is commencing its solicitation of proxies on or about June 29, 2020, and QES will continue to solicit proxies until the date of the QES Special Meeting. Proxies delivered prior to the QES Record Date will be valid and effective so long as the holder providing the proxy is a holder on the QES Record Date. If you are not a holder of record on the QES Record Date, any proxy you deliver will not be counted. If you deliver a proxy prior to the QES Record Date and remain a holder on the QES Record Date, you do not need to deliver another proxy after the QES Record Date. If you deliver a proxy prior to the QES Record Date and do not revoke that proxy, your proxy will be deemed to cover the number of shares of QES Common Stock you own on the QES Record Date, even if that number is different from the number of shares of QES Common Stock you owned when you executed and delivered your proxy card.
Q:
What is a proxy?

A:
A stockholder’s legal designation of another person to vote shares of such stockholder’s common stock at a special or annual meeting is referred to as a proxy. The document used to designate a proxy to vote your shares of common stock is called a proxy card.

Q:
How many votes do I have for the KLXE Annual Meeting?

A:
Each KLXE stockholder is entitled to one vote for each share of KLXE Common Stock held of record as of the close of business on the KLXE Record Date. As of the close of business on June 25, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 24,861,932 outstanding shares of KLXE Common Stock.

Q:
How many votes do I have for the QES Special Meeting?

A:
Each QES stockholder is entitled to one vote for each share of QES Common Stock held of record as of the close of business on the QES Record Date. As of the close of business on June 22, 2020, the QES Record Date, there were 33,755,987 outstanding shares of QES Common Stock.

Q:
Where will KLXE Common Stock be publicly traded following consummation of the merger?

A:
The KLXE Common Stock will continue to trade on Nasdaq under the symbol “KLXE” following consummation of the merger.

Q:
What happens if the merger is not completed?

A:
If the KLXE Share Issuance Proposal or the QES Merger Proposal is not approved or if the merger is not completed for any other reason, QES stockholders will not receive any merger consideration for their shares of QES Common Stock in connection with the merger. Instead, KLXE and QES will each remain independent public companies, the KLXE Common Stock will continue to be listed and traded on Nasdaq, the QES Common Stock will continue to be listed and traded on the NYSE, and KLXE will not complete the share issuance pursuant to the Merger Agreement as contemplated by the KLXE Share Issuance Proposal. If the Merger Agreement is terminated under certain specified circumstances, KLXE or QES, as applicable, may be required to pay to the other party a termination fee of $3,000,000 and/or reimburse expenses up to $1,500,000. Please see “The Merger Agreement — Termination of the Merger Agreement — Termination Fees” for a more detailed discussion of the termination fees.

Approval of the KLXE Reverse Stock Split Proposal is not conditioned upon approval of the KLXE Share Issuance Proposal or completion of the merger and, as a result, if the KLXE stockholders vote to approve the KLXE Reverse Stock Split Proposal, KLXE may elect to effect the reverse stock split, regardless of whether the merger closes.
The KLXE Director Election Proposal and the KLXE Auditor Proposal are unrelated to the KLXE stockholder proposals pertaining to the merger and the share issuance and, as a result, if the KLXE stockholders vote to approve the KLXE Director Election Proposal and/or the KLXE Auditor Proposal, KLXE will implement these proposals regardless of whether the merger closes or any or all of the other proposals put forth before the KLXE stockholders in this joint proxy statement/prospectus are approved.
Q:
What is a “broker non-vote”?

A:
Under the rules of the NYSE, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under NYSE rules the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a “routine” matter. All of the other proposals currently scheduled for consideration at the KLXE Annual Meeting, and all of the proposals currently scheduled for consideration at the QES Special Meeting, are “non-routine” matters. These NYSE rules are applicable to the votes to be held at both the QES Special Meeting and the KLXE Annual Meeting, even though the KLXE Common Stock is currently listed on Nasdaq.

A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under the rules of the NYSE, the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a “routine” matter for which brokers may have discretionary authority to vote. None of the other proposals currently scheduled to be voted on at the KLXE Annual Meeting are considered “routine” matters for which brokers may have discretionary authority to vote. Therefore, there may be broker non-votes at the KLXE Annual Meeting. Because none of the proposals currently scheduled to be voted on at the QES Special Meeting are routine matters for which brokers may have discretionary authority to vote, QES does not expect there to be any broker non-votes at the QES Special Meeting (except to the extent that a beneficial owner provides voting instructions for one, but not both, of the proposals being considered at the QES Special Meeting).
Q:
What if I hold shares in both KLXE and QES?

A:
If you are both a KLXE stockholder and a QES stockholder, you will receive two separate packages of proxy materials. A vote cast as a KLXE stockholder will not count as a vote cast as a QES stockholder, and a vote cast as a QES stockholder will not count as a vote cast as a KLXE stockholder. Please submit separate proxies for your shares of KLXE Common Stock and your shares of QES Common Stock.

Q:
How can I vote my shares and participate at the KLXE Annual Meeting?

A:
KLXE stockholders and proxy holders will be able to participate in the KLXE Annual Meeting online during the meeting by visiting www.meetingcenter.io/296843340. You also will be able to vote your shares electronically at the KLXE Annual Meeting.

The meeting will begin promptly at 10:30 a.m., Eastern Time, on July 24, 2020. KLXE encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE 2020.
To register to attend the KLXE Annual Meeting online by webcast KLXE stockholders must submit proof of their proxy power (legal proxy) reflecting their KLXE holdings along with their name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on July 20, 2020.
KLXE stockholders will receive a confirmation of their registration by email after their registration materials are received.
Requests for registration should be directed to Computershare at the following addresses:
By email
Forward the email from the broker, or attach an image of the legal proxy, to legalproxy@computershare.com
By mail
Computershare
KLXE Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001
Shares of KLXE Common Stock held directly in your name as the stockholder of record of KLXE may be voted at the KLXE Annual Meeting. Shares of KLXE Common Stock held in “street name” may be voted by you at the KLXE Annual Meeting only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.
Even if you plan to attend the KLXE Annual Meeting, KLXE recommends that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the KLXE Annual Meeting.

x

Additional information on attending the KLXE Annual Meeting can be found under “The KLXE Annual Meeting.”
Q:
How can I vote my shares and participate at the QES Special Meeting?

A:
QES stockholders and proxy holders will be able to participate in the QES Special Meeting online during the meeting by visiting www.virtualshareholdermeeting.com/QES2020SM. You also will be able to vote your shares electronically at the QES Special Meeting.

To participate in the QES Special Meeting, you will need the 16-digit control number included on your proxy card, or on the instructions that accompanied your proxy materials.
The meeting will begin promptly at 10:00 a.m., Central Time, on July 24, 2020. Online access will begin at 9:45 a.m., Central Time, and QES encourages its stockholders to access the meeting prior to the start time.
Shares held directly in your name as the stockholder of record of QES may be voted at the QES Special Meeting. Shares held in “street name” may be voted by you at the QES Special Meeting only if you obtain a signed legal proxy from your bank, broker or other nominee giving you the right to vote the shares.
Even if you plan to attend the QES Special Meeting, QES recommends that you vote your shares in advance as described below so that your vote will be counted even if you later decide not to or become unable to attend the QES Special Meeting.
Additional information on attending the QES Special Meeting can be found under “The QES Special Meeting.”
Q:
How can I vote my shares without attending the KLXE Annual Meeting or the QES Special Meeting, as applicable?

A:
Whether you hold your shares directly as a stockholder of record of KLXE or QES or beneficially in “street name,” you may direct your vote by proxy without attending the KLXE Annual Meeting or the QES Special Meeting, as applicable. You can vote by proxy by mail, over the Internet or by telephone by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.

Additional information on voting procedures can be found under “The KLXE Annual Meeting” and “The QES Special Meeting.”
Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name?”

A:
If your shares of common stock in KLXE are registered directly in your name with Computershare, the transfer agent for KLXE, or if your shares of common stock in QES are registered directly in your name with American Stock Transfer & Trust Company, the transfer agent for QES, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy directly to KLXE or QES or to a third party to cast your vote, at the KLXE Annual Meeting or the QES Special Meeting, as applicable.

If your shares of common stock in KLXE or QES are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If your shares are so held in “street name,” you are invited to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, but you may not vote these shares at the applicable stockholder meeting unless you obtain a signed legal proxy from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the KLXE Annual Meeting or the QES Special Meeting, as applicable.
Q:
If my shares of KLXE Common Stock or QES Common Stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:
Under the rules of the NYSE, your bank, broker or other nominee will only be permitted to vote your shares of KLXE Common Stock or QES Common Stock, as applicable, with respect to “non-routine” matters if you instruct your bank, broker or other nominee how to vote, but will be permitted to vote your shares with respect to “routine” matters. Under NYSE rules the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a “routine” matter. All of the other proposals currently scheduled for consideration at the KLXE Annual Meeting, and all of the proposals currently scheduled for consideration at the QES Special Meeting, are “non-routine” matters. To make sure that your shares are voted with respect to such matters, you should instruct your bank, broker or other nominee how you wish to vote your shares in accordance with the procedures provided by your bank, broker or other nominee regarding the voting of your shares.

For KLXE stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares, assuming your bank, broker or other nominee is present on your behalf at the KLXE Annual Meeting, will be the same as a vote “against” the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote “for” the KLXE Reverse Stock Split Proposal), the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote “for” the KLXE Auditor Proposal) and the KLXE Adjournment Proposal, but will have no effect on the KLXE Director Election Proposal.
For QES stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares will be the same as a vote “against” the QES Merger Proposal, and assuming your bank, broker or other nominee is present on your behalf at the QES Special Meeting, will be the same as a vote “against” the QES Adjournment Proposal.
Q:
What should I do if I receive more than one set of voting materials for a stockholder meeting?

A:
If you hold shares of KLXE Common Stock or QES Common Stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of KLXE Common Stock or QES Common Stock in more than one brokerage account, you may receive more than one set of voting materials relating to the KLXE Annual Meeting or the QES Special Meeting, as applicable.

Record Holders.   For shares held directly, please complete, sign, date and return each proxy card, or you may cast your vote by telephone or Internet as provided on each proxy card, or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of KLXE Common Stock or QES Common Stock are voted.
“Street name” Holders.   For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to vote your shares.
Q:
If a stockholder gives a proxy, how are the shares of KLXE Common Stock or QES Common Stock voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of KLXE Common Stock or QES Common Stock in the way that you indicate. When completing the proxy card or the Internet or telephone processes, you may specify whether your shares of KLXE Common Stock or QES Common Stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the KLXE Annual Meeting or the QES Special Meeting, as applicable.

Q:
How will my shares of KLXE Common Stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy card and do not indicate how you want your shares of KLXE Common Stock to be voted, then your shares of KLXE Common Stock will be voted “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal, “FOR” the KLXE LTIP Amendment Proposal , “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal and “FOR” the KLXE Adjournment Proposal.

Q:
How will my shares of QES Common Stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy card and do not indicate how you want your shares of QES Common Stock to be voted, then your shares of QES Common Stock will be voted “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Any stockholder giving a proxy has the right to revoke it before the proxy is voted at the KLXE Annual Meeting or the QES Special Meeting, as applicable, by:

•
subsequently submitting a new proxy, whether by submitting a new proxy card or by submitting a proxy via the Internet or telephone, that is received by the deadline specified on the accompanying proxy card;

•
giving written notice of your revocation to KLXE’s corporate secretary or QES’s corporate secretary, as applicable; or

•
revoking your proxy and voting at the KLXE Annual Meeting or the QES Special Meeting, as applicable.

Execution or revocation of a proxy will not in any way affect your right to attend the KLXE Annual Meeting or the QES Special Meeting, as applicable, and vote. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed:
if you are a KLXE stockholder, to:	if you are a QES stockholder, to:
KLX Energy Services Holdings, Inc. Attn: Corporate Secretary 1300 Corporate Center Way Wellington, Florida 33414	Quintana Energy Services Inc. Attn: Corporate Secretary 1415 Louisiana, Suite 2900 Houston, TX 77002
For more information, please see “The KLXE Annual Meeting — Revocation of Proxies” and “The QES Special Meeting — Revocation of Proxies,” as applicable.
Q:
If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:
Where can I find the voting results of the KLXE Annual Meeting and the QES Special Meeting?

A:
The preliminary voting results for each of the KLXE Annual Meeting and the QES Special Meeting will be announced at each such meeting. In addition, within four business days of each of the KLXE Annual Meeting and the QES Special Meeting, each of KLXE and QES intends to file the final voting results of its respective meeting with the SEC on a Current Report on Form 8-K.

Q:
Do KLXE stockholders and QES stockholders have appraisal rights or dissenters’ rights, as applicable?

A:
No. KLXE stockholders and QES stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger or the reverse stock split under Section 262 of the DGCL.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the KLXE Share Issuance Proposal or the QES Merger Proposal?

A:
Yes. You should read and carefully consider the risk factors set forth in “Risk Factors.” You also should read and carefully consider the risk factors of KLXE and QES contained in the reports of KLXE and QES which are attached to this joint proxy statement/prospectus.

Q:
Do any of the officers or directors of KLXE have interests in the merger that may differ from or be in addition to my interests as a KLXE stockholder?

A:
Yes. In considering the recommendation of the KLXE Board that KLXE stockholders vote to approve the KLXE Share Issuance Proposal, KLXE stockholders should be aware that KLXE’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of KLXE stockholders generally. The KLXE Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in unanimously recommending that KLXE stockholders vote to approve the KLXE Share Issuance Proposal. See “The Merger — Interests of KLXE’s Directors and Executive Officers in the Merger.”

Q:
Do any of the officers or directors of QES have interests in the merger that may differ from or be in addition to my interests as a QES stockholder?

A:
Yes. In considering the recommendation of the QES Board that QES stockholders vote to adopt the QES Merger Proposal, QES stockholders should be aware that QES’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of QES stockholders generally. The QES Board was aware of and considered these differing interests, to the extent such interests existed at the time, among other matters, in evaluating and negotiating the Merger Agreement and the merger, and in unanimously recommending that the Merger Agreement be adopted by QES stockholders. See “The Merger — Interests of QES’s Directors and Executive Officers in the Merger.”

Q:
What happens if I sell my shares of KLXE Common Stock or QES Common Stock after the respective record date but before the KLXE Annual Meeting or the QES Special Meeting, as applicable?

A:
The KLXE Record Date is earlier than the date of the KLXE Annual Meeting, and the QES Record Date is earlier than the date of the QES Special Meeting. If you transfer your shares of KLXE Common Stock or QES Common Stock after your respective record date but before the applicable stockholder meeting, you will, unless special arrangements are made, retain your right to vote at the KLXE Annual Meeting or the QES Special Meeting, as applicable.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
KLXE has engaged Georgeson LLC (the “KLXE Solicitation Agent”) to assist in the solicitation of proxies for the KLXE Annual Meeting. KLXE estimates that it will pay the KLXE Solicitation Agent a fee of approximately $9,000, plus reimbursement of reasonable out-of-pocket expenses. KLXE has agreed to indemnify the KLXE Solicitation Agent against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

QES does not expect to engage a proxy solicitor to assist in the solicitation of proxies for the QES Special Meeting. Proxies will be solicited by officers and directors and regular employees of QES, but no additional compensation will be paid to them.
KLXE and QES also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of KLXE Common Stock and QES Common Stock, respectively. KLXE’s directors, officers and employees and QES’s directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What are the United States federal income tax consequences of the merger to QES stockholders?

A:
The merger is expected to be a taxable transaction pursuant to which holders of QES Common Stock will, in general, recognize gain or loss for U.S. federal income tax purposes as a result of their exchanges of QES Common Stock for KLXE Common Stock (and any cash in lieu of fractional shares). Please see “U.S. Federal Income Tax Consequences — Tax Consequences of the Merger” for further discussion.

Q:
What are the U.S. federal income tax consequences of the reverse stock split to U.S. Holders of KLXE Common Stock?

A:
The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a KLXE stockholder generally should not recognize gain or loss upon the reverse stock split for U.S. federal income tax purposes (other than in respect of cash received in lieu of fractional shares). For U.S. federal income tax purposes, a U.S. holder’s or Non-U.S. holder’s (as such terms are defined below) aggregate U.S. tax basis in the shares of KLXE Common Stock received pursuant to the reverse stock split should equal the aggregate tax basis of the shares of KLXE Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of KLXE Common Stock), and such holder’s holding period in the shares of KLXE Common Stock received should include the holding period in the shares of KLXE Common Stock surrendered.

Please see “U.S. Federal Income Tax Consequences — The Reverse Stock Split” for further discussion.
Q:
When is the merger expected to be completed?

A:
Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement — Conditions to the Completion of the Merger,” including the approval of the KLXE Share Issuance Proposal and the QES Merger Proposal, the merger is expected to close in the second half of calendar year 2020. However, neither KLXE nor QES can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion of the merger is subject to conditions and factors outside the control of both companies. KLXE and QES hope to complete the merger as soon as reasonably practicable.

Q:
What are the conditions to completion of the merger?

A:
The merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, (i) receipt of the QES Required Vote, (ii) receipt of the KLXE Required Vote, (iii) no injunction by any court or other tribunal of competent jurisdiction and no law enacted by any governmental entity of competent jurisdiction which prohibits the consummation of the merger having been entered into and continuing to be in effect, (iv) the shares of KLXE Common Stock to be issued in the merger and such other shares of KLXE Common Stock to be reserved for issuance in connection with the merger being approved for listing on Nasdaq, and (v) the registration statement on Form S-4 having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the registration statement on Form S-4 having been issued by the SEC, and no proceedings for that purpose having been commenced or threatened by the SEC. The obligation of each of KLXE and QES to consummate the merger is also conditioned on, among other things, (i) the accuracy of the representations and warranties as set forth by each party in the Merger Agreement, (ii) the performance by each party, in all material respects, of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time, (iii) the delivery by each party to the other party of a certificate of the chief executive officer or other senior officer certifying that the required conditions have been satisfied and (iv) QES having delivered the required payoff letter for the QES ABL Facility to KLXE and KLXE having delivered the Payoff Funds in accordance with the payoff letter for the QES ABL Facility. No assurance can be given that the required stockholder consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, even if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause KLXE and QES not to realize, or to be delayed in realizing, some or all of the benefits that KLXE and QES expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see “The Merger Agreement — Conditions to the Completion of the Merger.”
Q:
If I am a QES stockholder, how will I receive the merger consideration to which I am entitled?

A:
If you hold your shares of QES Common Stock through The Depository Trust Company (“DTC”), you will not be required to take any specific actions to exchange your shares for shares of KLXE Common Stock. After the completion of the merger, shares of QES Common Stock held through DTC in book-entry form will be automatically exchanged for shares of KLXE Common Stock in book-entry form and an exchange agent (the “Exchange Agent”) selected by the parties will deliver to you a check in the amount of any cash to be paid in lieu of any fractional share of KLXE Common Stock to which you would otherwise be entitled. If you hold your shares of QES Common Stock in certificated form, or in book-entry form but not through DTC, after receiving the proper documentation from you, following the Effective Time, the Exchange Agent will deliver to you the KLXE Common Stock and a check in the amount of any cash in lieu of fractional shares to which you would otherwise be entitled. More information may be found in “The Merger Agreement — Exchange of Shares.”

Q:
What should I do now?

A:
You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or you may submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:
Whom do I call if I have questions about the KLXE Annual Meeting, the QES Special Meeting or the merger?

A:
If you have questions about the KLXE Annual Meeting, the QES Special Meeting or the merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact:

For KLXE stockholders:	For QES stockholders:
KLX Energy Services Holdings, Inc. 1300 Corporate Center Way Wellington, Florida 33414 (561) 383-5100 Attention: Corporate Secretary	Quintana Energy Services Inc. 1415 Louisiana, Suite 2900 Houston, TX 77002 (832) 518-4094 Attention: Corporate Secretary
Georgeson LLC 1290 Avenue of the America’s, 9th Floor New York, NY 10104 Stockholders, banks and brokers may call toll free: 1-800-509-1312 Or (781) 575-2137 (for all those outside of the U.S.)

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/prospectus and does not contain all of the information that may be important to you as a KLXE stockholder or a QES stockholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read this entire joint proxy statement/prospectus carefully, including its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items.
The Parties to the Merger (See page 47)
KLX Energy Services Holdings, Inc.
KLXE is a leading provider of completion, intervention and production services and products to the major onshore oil and gas producing regions of the United States. KLXE offers a range of differentiated, complementary technical services and related tools and equipment in challenging environments that provide “mission critical” solutions for its customers throughout the life cycle of the well. Shares of KLXE Common Stock are traded on Nasdaq under the symbol “KLXE.” KLXE’s principal executive offices are located at 1300 Corporate Center Way, Wellington, Florida 33414 and its telephone number is (561) 383-5100.
Quintana Energy Services Inc.
QES is a provider of diversified oilfield services to leading onshore oil and natural gas exploration and production companies operating in both conventional and unconventional plays in all of the active major basins throughout the U.S. QES’s primary services include directional drilling, snubbing, coiled tubing, wireline services and pressure pumping. QES offers a complementary suite of products and services to a broad customer base that is supported by in-house manufacturing, repair and maintenance capabilities. Shares of QES Common Stock are traded on the NYSE under the symbol “QES.” QES’s principal executive offices are located at 1415 Louisiana, Suite 2900, Houston, TX 77002 and its telephone number is (832) 518-4094.
Krypton Intermediate, LLC
Acquiror is an indirect wholly owned subsidiary of KLXE. Acquiror was formed by KLXE solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. Acquiror’s principal executive offices are located at 1300 Corporate Center Way, Wellington, Florida 33414 and its telephone number is (561) 383-5100.
Krypton Merger Sub, Inc.
Merger Sub is an indirect wholly owned subsidiary of KLXE and a direct subsidiary of Acquiror. Merger Sub was formed by KLXE solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement. Merger Sub’s principal executive offices are located at 1300 Corporate Center Way, Wellington, Florida 33414 and its telephone number is (561) 383-5100.
The Merger and the Merger Agreement (See pages 91 and 136)
The terms and conditions of the merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the primary legal document that governs the merger.
Pursuant to the Merger Agreement, Merger Sub will merge with and into QES. At the Effective Time, the separate existence of Merger Sub will cease, with QES as the surviving corporation and an indirect wholly owned subsidiary of KLXE. Following the merger, QES Common Stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (See page 137)
At the Effective Time, each share of QES Common Stock (other than QES Excluded Shares) will be converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment in the event that the reverse stock split is effectuated prior to the Effective Time.
The Exchange Ratio is fixed, which means that it will not change between now and the Effective Time, regardless of changes in the market price of QES Common Stock and KLXE Common Stock. No fractional shares of KLXE Common Stock will be issued upon the conversion of shares of QES Common Stock pursuant to the Merger Agreement. Each QES stockholder who otherwise would have been entitled to receive a fraction of a share of KLXE Common Stock will be entitled to receive cash in lieu of a fractional share.
KLXE stockholders will continue to own their existing shares of KLXE Common Stock, which will not be affected by the merger.
The KLXE Annual Meeting (See page 49)
The KLXE Annual Meeting will be held virtually at www.meetingcenter.io/296843340, on July 24, 2020, at 10:30 a.m. Eastern Time. The KLXE Annual Meeting is being held to consider the following proposals which stockholders will be asked to vote on:
Proposals related to the merger:
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Proposal 1 — the KLXE Share Issuance Proposal:   to approve the issuance of KLXE Common Stock to QES stockholders in connection with the merger;

•
Proposal 2 — the KLXE Reverse Stock Split Proposal:   to approve an amendment to the amended and restated certificate of incorporation of KLXE to effect a reverse stock split of KLXE’s Common Stock at a ratio within a range of 1-for-5 and 1-for-10, as determined by the KLXE Board, in the form attached as Annex B to this joint proxy statement/prospectus;

•
Proposal 3 — the KLXE LTIP Amendment Proposal:   to approve the amendment of KLXE’s Long-Term Incentive Plan to increase the number of shares issuable thereunder, and to provide for an annual limit on the awards to non-employee directors;

Proposals related to annual meeting items:
•
Proposal 4 — the KLXE Director Election Proposal:   to approve the election of two Class II Directors (Benjamin A. Hardesty and Stephen M. Ward, Jr.) to the KLXE Board for a three-year term;

•
Proposal 5 — the KLXE ESPP Amendment Proposal:   to approve the amendment of KLXE’s Employee Stock Purchase Plan to increase the number of shares issuable thereunder;

•
Proposal 6 — the KLXE Auditor Proposal:   to ratify the appointment of Deloitte & Touche LLP to serve as KLXE’s independent auditor; and

An adjournment proposal:
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Proposal 7 — the KLXE Adjournment Proposal:   to approve the adjournment of the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes at the time of the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to KLXE stockholders.

Completion of the merger is conditioned on the approval of the KLXE Share Issuance Proposal by KLXE stockholders.
Approval of the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal are not conditions to the obligation of either KLXE or QES to complete the merger.

Only holders of record of outstanding shares of KLXE Common Stock as of the close of business on June 25, 2020, the KLXE Record Date, are entitled to notice of, and to vote at, the KLXE Annual Meeting or any adjournment or postponement of the KLXE Annual Meeting. KLXE stockholders may cast one vote for each share of KLXE Common Stock that KLXE stockholders owned as of the KLXE Record Date.
Assuming a majority of the total voting power of all outstanding shares of KLXE Common Stock generally entitled to vote at a meeting of stockholders (for purposes of the KLXE Annual Meeting, a “quorum”) is present at the KLXE Annual Meeting, approval of each of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, and the KLXE Auditor Proposal, and, in the event that a quorum is not present, approval of the KLXE Adjournment Proposal, requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. Accordingly, if a KLXE stockholder is present or represented by proxy at the meeting, a KLXE stockholder’s abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote “against” the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Adjournment Proposal and the KLXE Auditor Proposal (except in the event a bank, broker or other nominee exercises its discretionary authority to vote “for” the KLXE Auditor Proposal).
Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting pursuant to the KLXE Director Election Proposal, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast “for” the director. Accordingly, a KLXE stockholder’s abstention from voting, a broker non-vote or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the vote with respect to the KLXE Director Election Proposal.
Assuming a quorum is present at the KLXE Annual Meeting, the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon. Accordingly, a KLXE stockholder’s abstention from voting, a broker non-vote or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “against” the KLXE Reverse Stock Split Proposal.
The approval of the KLXE Adjournment Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. Accordingly, if a KLXE stockholder is present or represented by proxy at the meeting, a KLXE stockholder’s abstention from voting or the failure of a KLXE stockholder to vote (including the failure of a KLXE stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee, which will result in a broker non-vote) will have the same effect as a vote “against” the KLXE Adjournment Proposal.
KLXE Support Agreement (See page 159)
Concurrently with the execution of the Merger Agreement, QES entered into the KLXE Support Agreement (a copy of which is attached as Annex H to the joint proxy statement/prospectus) with Mr. Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, pursuant to which Mr. Khoury has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock (which represent approximately 4.3% of the outstanding shares of KLXE Common Stock) in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For more information, please see “The Merger Agreement — KLXE Support Agreement.”
The QES Special Meeting (See page 84)
The QES Special Meeting will be held virtually at www.virtualshareholdermeeting.com/QES2020SM, on July 24, 2020, beginning at 10:00 a.m. Central Time. The QES Special Meeting is being held to consider and vote on the following proposals:

•
Proposal 1 — the QES Merger Proposal: to adopt the Merger Agreement, pursuant to which, among other things, each outstanding share of QES Common Stock (other than QES Excluded Shares) will be cancelled and converted into the right to receive 0.4844 shares of KLXE Common Stock; and

•
Proposal 2 — the QES Adjournment Proposal: to approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.

Completion of the merger is conditioned on the approval of the QES Merger Proposal by QES stockholders. Approval of the QES Adjournment Proposal is not a condition to the obligation of either QES or KLXE to complete the merger.
Only holders of record of outstanding shares of QES Common Stock as of the close of business on June 22, 2020, the QES Record Date, are entitled to notice of, and to vote at, the QES Special Meeting or any adjournment or postponement of the QES Special Meeting. QES stockholders may cast one vote for each share of QES Common Stock owned as of the QES Record Date.
Assuming a majority of the total voting power of all outstanding shares of QES Common Stock generally entitled to vote at a meeting of stockholders (for purposes of the QES Special Meeting, a “quorum”) is present in person or represented by proxy at the QES Special Meeting, the QES Merger Proposal requires the affirmative vote of a majority of the outstanding shares of QES Common Stock entitled to vote thereon. Accordingly, a QES stockholder’s abstention from voting or the failure of a QES stockholder to vote (including the failure of a QES stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have the same effect as a vote “against” the QES Merger Proposal.
The approval of the QES Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting. Accordingly, a QES stockholder’s abstention from voting will have the same effect as a vote “against” the QES Adjournment Proposal. The failure of a QES stockholder to attend the QES Special Meeting and vote (including the failure of a QES stockholder who holds shares in “street name” through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the QES Adjournment Proposal.
QES Support Agreement (See page 158)
Concurrently with the execution of the Merger Agreement, KLXE entered into the QES Support Agreement (a copy of which is attached as Annex G to the joint proxy statement/prospectus) with each of the QES Principal Stockholders pursuant to which the QES Principal Stockholders have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock (which represents approximately 76% of the outstanding shares of QES Common Stock) in favor of the QES Merger Proposal at the QES Special Meeting. For more information, please see “The Merger Agreement — QES Support Agreement.” For more information regarding the security ownership of the QES Principal Stockholders, please see “Certain Beneficial Owners of QES Common Stock.”
Recommendation of the KLXE Board Related to the Merger Proposals and Reasons for the Merger (See page 99)
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal, “FOR” the KLX LTIP Amendment Proposal and “FOR” the KLXE Adjournment Proposal. In reaching its determinations and recommendations, the KLXE Board consulted with KLXE management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:
•
the KLXE Board’s positive view of the ability of the combined company to expand as a leading provider of production, completion and drilling solutions offering a broad range of asset-light services across all major U.S. basins;

•
the expectation that the combined company would generate at least $40 million of annualized run-rate cost synergies within 12 months based on cost reductions expected to be achieved by rationalizing KLXE’s corporate headquarters in Wellington, Florida, combining KLXE and QES Houston-area locations, consolidating redundant facilities in key basins and reducing field expenses;

•
the expectation that the combined company will have substantial scale as the foremost U.S. provider of large-diameter coiled tubing services and will operate one of the largest U.S. wireline fleets;

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the expectation that the combined company will rationalize two of the largest fleets of coiled tubing and wireline assets, which will dramatically reduce future capital spending requirements and which will facilitate the pull-through of KLXE’s asset-light products and services;

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the expectation that, as a result of the increased scale, improved balance sheet, and liquid public currency, the combined company will be well-positioned to execute KLXE’s strategy to pursue additional value-creating consolidation opportunities within the oilfield services industry;

•
the Exchange Ratio and merger consideration, including that KLXE stockholders will own approximately 59% of the issued and outstanding shares of KLXE following consummation of the merger (based on fully diluted shares outstanding of KLXE), and its evaluation of the Exchange Ratio relative to the intrinsic value of shares of KLXE Common Stock over various periods and relative to its current assessment of the cost synergies and other benefits of the merger;

•
the structure of the transaction, including the terms of the Merger Agreement providing for the governance of KLXE and the establishment of an Integration Committee of the board of the combined company following completion of the merger;

•
certain other factors considered by the KLXE Board, including historical information concerning KLXE’s and QES’s respective businesses, financial condition, results of operations, earnings, trading prices, managements, competitive positions and prospects on a projected combined basis, and the current and prospective business environment in which KLXE and QES operate, including national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on KLXE; and

•
the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated.

For a more complete description of the factors considered by the KLXE Board in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the KLXE Board, please see “The Merger — Recommendation of the KLXE Board and Reasons for the Merger.”
Recommendation of the KLXE Board Related to the Annual Meeting Proposals (See page 50)
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal and “FOR” the KLXE Adjournment Proposal.
Recommendation of the QES Board and Reasons for the Merger (See page 102)
The QES Board has unanimously determined that it is in the best interests of the stockholders of QES to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger. The QES Board unanimously recommends that QES stockholders vote “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal, if necessary or appropriate to solicit additional proxies. In reaching its decision to approve the Merger Agreement and recommend its adoption by the QES stockholders, the QES Board consulted with QES management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:
•
the expectation that within 12 months of completion of the merger, the combined company would generate at least $40 million of annualized run-rate cost synergies based on cost reductions through combining KLXE’s and QES’s Houston-area locations, eliminating KLXE’s corporate headquarters in Wellington, Florida and consolidating redundant facilities in key basins and reducing field expenses;
•
the expectation that the combined company will have a strong liquidity profile in light of KLXE’s existing cash balance, revolver availability and debt maturity schedule, QES’s leverage position, and the benefits of the expected cost savings from the merger;

•
the expectation that the increased scale and scope, balance sheet and liquidity profile of the combined company will better position it to pursue consolidation opportunities;

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the QES Board’s positive view of the ability of the combined company to expand as a leading provider of drilling, completion and production technologies, with a leading independent directional drilling franchise;

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the expectation that the combined company will have increased scale as the foremost U.S. provider of large-diameter coiled tubing services and will operate one of the largest U.S. wireline fleets;

•
the fact that QES stockholders will own approximately 41% of the combined company immediately following completion of the merger and will continue to participate in potential appreciation in equity value of the combined company;

•
the governance arrangements under the Merger Agreement, pursuant to which (i) Christopher J. Baker, President and Chief Executive Officer of QES, and Keefer M. Lehner, Executive Vice President and Chief Financial Officer of QES, will continue to serve as President and Chief Executive Officer, and Executive Vice President and Chief Financial Officer, respectively, of the combined company upon completion of the merger; (ii) the combined company’s board of directors will include four QES directors; and (iii) each committee of the combined company’s board will be composed of an equal number of QES and KLXE directors, with a QES director serving as chairman of the compensation committee;

•
certain other factors considered by the QES Board, including historical and current information concerning KLXE’s and QES’s respective business operations, financial condition, results of operations, earnings, trading prices and activity, management, competitive positions and prospects on a projected combined basis; QES’s current liquidity position and its ability to meet its cash requirements, financial obligations and covenants contained in its revolving credit facility; and QES’s access to capital and available financing or re-financing alternatives; and

•
the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated.

For a more complete description of the factors considered by the QES Board in reaching this decision, including potentially negative factors against which these advantages and opportunities were weighed, and additional information on the recommendation of the QES Board, please see “The Merger — Recommendation of the QES Board and Reasons for the Merger.”
Opinion of KLXE’s Financial Advisor (See page 114 and Annex E)
On May 3, 2020, at a meeting of the KLXE Board, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to KLXE.
The full text of the written opinion of Goldman Sachs, dated May 3, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E. Goldman Sachs provided advisory services and its opinion for the information and assistance of the KLXE Board in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of KLXE Common Stock should vote with respect to the merger or any other matter.

Opinion of QES’s Financial Advisor (See page 118 and Annex F)
QES retained Tudor Pickering Holt & Co Advisors LP (“TPH”) as its financial advisor in connection with a potential sale of, or other business combination involving, QES. On May 3, 2020, TPH rendered to the QES Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 3, 2020, that, based upon and subject to the limitations, qualifications and assumptions set forth in its opinion, as of the date of the opinion, the merger consideration to be paid to the holders of outstanding shares of QES Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of the opinion, dated May 3, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by TPH in rendering its opinion, is incorporated by reference into this joint proxy statement/prospectus and attached as Annex F hereto. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. QES stockholders are urged to read the TPH opinion carefully and in its entirety. TPH’s advisory services and its opinion were provided for the information and assistance of the QES Board in connection with its consideration of the transactions contemplated by the Merger Agreement, and its opinion does not constitute a recommendation as to how any holder of interests in QES or KLXE should vote with respect to the transactions contemplated by Merger Agreement or any other matter.
For additional information, see the section entitled “The Merger — Opinion of QES’s Financial Advisor” beginning on page 118 and Annex F.
Board of Directors and Management of KLXE Following the Merger (See pages 126 and 160)
The Merger Agreement provides that, among other things, as of the Effective Time, the KLXE Board will be comprised of nine directors, consisting of (a) five KLXE Designees and (b) four QES Designees. At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of KLXE, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of KLXE, (iii) John T. Collins, the current Chairman of the KLXE Board, will serve as Non-Executive Chairman of the KLXE Board, (iv) Thomas P. McCaffrey, the current President, Chief Executive Officer and Chief Financial Officer of KLXE and a current member of the KLXE Board, will serve as a director on the KLXE Board and Chairman of the Integration Committee and (v) Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, will resign from the KLXE Board and continue to provide strategic advice to KLXE as a consultant. The Merger Agreement provides that KLXE will have, in addition to other committees, the KLXE Integration Committee, which will be charged with overseeing the integration of the combined company following the Effective Time. The KLXE Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.
Pursuant to KLXE’s amended and restated certificate of incorporation, the KLXE Board is divided into three classes, each as nearly equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. Two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting (Class III), two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting (Class I) and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting (Class II). The individuals expected to serve on the KLXE Board following the Effective Time include, as KLXE Designees: John T. Collins, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq., and as QES Designees: Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo. Following the Effective Time, Gunnar Eliassen, Richard G. Hamermesh and John T. Whates, Esq., will serve as Class I Directors, John T. Collins, Dag Skindlo and Stephen M. Ward, Jr., will serve as Class II Directors and Dalton Boutté, Jr., Thomas P. McCaffrey and Corbin J. Robertson, Jr., will serve as Class III Directors.

Interests of KLXE’s Directors and Executive Officers in the Merger (See page 127)
When considering the recommendations of the KLXE Board that you vote “FOR” the KLXE Share Issuance Proposal, KLXE stockholders should be aware that, aside from their interests as KLXE stockholders, KLXE’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of other KLXE stockholders generally. The KLXE Board was aware of such interests during its deliberations on the merits of the merger and in deciding to recommend that KLXE stockholders vote “FOR” the KLXE Share Issuance Proposal at the KLXE Annual Meeting on July 24, 2020.
With respect to directors serving on the KLXE Board, these interests include the impact of the transaction on the KLXE directors’ outstanding equity awards and the provision of indemnification and insurance arrangements pursuant to KLXE’s amended and restated certificate of incorporation and amended and restated bylaws.
With respect to KLXE’s executive officers, these interests relate to the possible receipt of the following types of payments and benefits that may be triggered by or otherwise relate to the merger:
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accelerated vesting of then outstanding equity awards;

•
cash severance payments and other termination benefits pursuant to certain executive officers’ employment agreements; and

•
accelerated vesting of account balances under KLXE’s 2018 Deferred Compensation Plan.

Treatment of Existing KLXE Equity Awards in the Merger (See page 127)
Each KLXE director’s restricted stock awards that are outstanding immediately prior to the Effective Time will become fully vested, as will restricted stock awards held immediately prior to the Effective Time by KLXE’s executive officers and certain other KLXE employees whose employment is terminated in connection with the merger. All other KLXE equity awards will remain in effect in accordance with their terms and will not be affected by the merger.
Interests of QES’s Directors and Executive Officers in the Merger (See page 129)
When considering the recommendation of the QES Board that QES stockholders vote “FOR” the QES Merger Proposal, QES stockholders should be aware that, aside from their interests as QES stockholders, QES’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of other QES stockholders generally. The QES Board was aware of such interests during its deliberations on the merits of the merger and in deciding to recommend that QES stockholders vote “FOR” the QES Merger Proposal at the QES Special Meeting on July 24, 2020.
These interests include:
•
with respect to certain directors serving on the QES Board, positions on the board of directors of KLXE upon completion of the merger;

•
with respect to QES’s executive officers, entry into employment agreements with KLXE, effective as of the Effective Time, on terms substantially similar to their current employment agreements with QES;

•
QES’s President and Chief Executive Officer becoming the President and Chief Executive Officer of KLXE, and QES’s Executive Vice President and Chief Financial Officer becoming the Executive Vice President and Chief Financial Officer of KLXE, upon completion of the merger;

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a portion of 2020 annual bonuses, pro-rated for the period from January 1, 2020 to April 30, 2020, to be payable to QES’s continuing employees, including QES’s executive officers, if the Effective Time does not occur prior to the payment of QES’s annual bonuses in respect of 2020;

•
accelerated vesting of outstanding QES phantom units held by QES’s executive officers and QES restricted stock units held by QES’s non-employee directors pursuant to the terms of the awards and the conversion of QES’s executive officers’ other outstanding equity awards into equity awards based on KLXE Common Stock pursuant to the Merger Agreement, as described in “Treatment of Existing QES Long-Term Incentive Awards in the Merger” below;
•
the provision of indemnification and directors’ and officers’ liability insurance arrangements that will survive completion of the merger pursuant to the Merger Agreement; and

•
with respect to the chairman of the QES Board, certain rights granted to his affiliates pursuant to the Registration Rights Agreement.

Treatment of Existing QES Long-Term Incentive Awards in the Merger (See page 137)
Upon completion of the merger, outstanding QES equity awards will be affected as described below.
Each outstanding QES phantom unit award will become fully vested and will be cancelled in exchange for an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES phantom unit award and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock, subject to withholding of shares of KLXE Common Stock for applicable income and employment withholding taxes.
Each QES RSU (other than QES RSUs held by any non-employee director of QES), whether vested or unvested, that is outstanding at the Effective Time will be converted into a Converted RSU with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES RSU immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock. Each such Converted RSU will be subject to the same terms and conditions, including any vesting requirements and terms of settlement, as were applicable to the converted QES RSU immediately prior to the Effective Time.
Non-employee directors of QES will not receive Converted RSUs. QES RSUs held by non-employee directors of QES at the Effective Time, whether vested or unvested, will instead become fully vested and will be cancelled at the Effective Time and exchanged for shares of KLXE Common Stock using the same conversion ratio as used to determine the number of shares of KLXE Common Stock to which the Converted RSUs will be subject.
Each QES PSU outstanding at the Effective Time, whether vested or unvested, will be converted into a Converted PSU with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) (x) in the case of any QES PSU granted prior to 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance previously determined by QES’s Compensation Committee in accordance with the applicable QES PSU, rounded up to the nearest whole share, and (y) in the case of any QES PSU granted in 2020, the number of shares of QES Common Stock subject to such QES PSU, based upon the actual level of performance as of May 1, 2020 (the last trading day for QES Common Stock on the NYSE immediately prior to the date of announcement of the Merger Agreement), with strategic performance goals deemed satisfied at 100% and (B) the Exchange Ratio, rounded up to the nearest whole share. Each such Converted PSU will otherwise be subject to the same terms and conditions, including any vesting requirements and terms of settlement (other than as described below), as were applicable to the converted QES PSU immediately prior to the Effective Time.
The following Converted PSUs will be settled solely in cash at the time such Converted PSUs become fully vested: (i) the portion of Converted PSUs exchanged for QES PSUs granted in 2019 that were determined to have been earned based on discretionary performance goals and (ii) the portion of Converted PSUs exchanged for QES PSUs granted in 2020 that are subject to strategic performance goals.
Any Residual Shares will be converted into the number of shares of KLXE Common Stock equal to the product of the number of such Residual Shares and the Exchange Ratio. It is expected that there will be no Residual Shares.
Certain Beneficial Owners of KLXE Common Stock (See page 205)
At the close of business on June 25, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, KLXE’s directors and executive officers, as a group, beneficially owned and were entitled to vote 2,286,098 shares of KLXE Common Stock, collectively representing approximately 9.2%

of the shares of KLXE Common Stock outstanding on June 25, 2020. KLXE currently expects that all of its directors and executive officers will vote their shares “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal, “FOR” the KLXE LTIP Amendment Proposal, “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal, and “FOR” the KLXE Adjournment Proposal. For more information regarding the security ownership of KLXE directors and executive officers, please see “Certain Beneficial Owners of KLXE Common Stock.”
In addition, pursuant to the KLXE Support Agreement, Mr. Amin J. Khoury (who owns approximately 4.3% of the outstanding shares of KLXE Common Stock), the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, has agreed, subject to the terms and conditions thereof, to vote his shares of KLXE Common Stock in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For a more complete discussion of the KLXE Support Agreement, please see “The Merger Agreement — KLXE Support Agreement.”
Certain Beneficial Owners of QES Common Stock (See page 207)
At the close of business on June 22, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, QES’s directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 10,279,857 shares of QES Common Stock, collectively representing 30.5% of the shares of QES Common Stock outstanding on June 22, 2020. QES currently expects that all of its directors and executive officers will vote their shares “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal. For more information regarding the security ownership of QES directors and executive officers, please see “Certain Beneficial Owners of QES Common Stock.”
In addition, pursuant to the QES Support Agreement, the QES Principal Stockholders (who own approximately 76% of the outstanding shares of QES Common Stock) have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock in favor of the QES Merger Proposal at the QES Special Meeting. Mr. Robertson, the current Chairman of the QES Board, is an affiliate of Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P., each of which is party to the QES Support Agreement as a QES Principal Stockholder. For a more complete discussion of the QES Support Agreement, please see “The Merger Agreement — QES Support Agreement.”
Ownership of KLXE after the Merger
As of the date of this joint proxy statement/prospectus, based on the Exchange Ratio, the number of outstanding shares of QES Common Stock (plus the shares underlying outstanding QES phantom units and QES restricted stock units (but excluding cash settled Converted PSUs)) and the number of outstanding shares of KLXE Common Stock (including KLXE restricted stock), KLXE and QES estimate that holders of KLXE Common Stock (including KLXE restricted stock) as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock immediately following the Effective Time, and holders of QES Common Stock, QES phantom units and QES restricted stock units as of immediately prior to the Effective Time will hold, in the aggregate, approximately 41% of the issued and outstanding shares of KLXE Common Stock (in each case based on fully diluted shares outstanding of KLXE) immediately following the Effective Time.
Conditions to the Completion of the Merger (See page 153)
Each party’s obligation to effect the merger is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•
receipt of the QES Required Vote;

•
receipt of the KLXE Required Vote;

•
no injunction by any court or other tribunal of competent jurisdiction and no law enacted by any governmental entity of competent jurisdiction which prohibits the consummation of the merger having been entered into and continuing to be in effect;

•
the shares of KLXE Common Stock to be issued in the merger and such other shares of KLXE Common Stock to be reserved for issuance in connection with the merger being approved for listing on Nasdaq; and

•
the registration statement on Form S-4 having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the registration statement on Form S-4 having been issued by the SEC, and no proceedings for that purpose having been commenced or threatened by the SEC.

KLXE’s obligation to effect the merger is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•
the accuracy of the representations and warranties of QES as follows:

•
the representations and warranties of QES regarding organization, good standing, foreign qualification, and capital stock (as set forth in Sections 3.1 and 3.2 of the Merger Agreement) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such date); and

•
each other representation and warranty of QES set forth in the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks of an earlier date, in which case as of such date), except where the failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any limitation as to materiality or material adverse effect contained therein) would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to QES;

•
QES’s performance, in all material respects, of its obligations under the Merger Agreement required to be performed at or prior to the closing date;

•
QES having delivered to KLXE a certificate of the Chief Executive Officer or another senior officer dated as of the Effective Time certifying that the conditions described in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

•
QES having delivered the payoff letter for the QES ABL Facility to KLXE.

The obligation of QES to effect the merger is subject to the satisfaction at closing, or waiver at or prior to closing, of each of the following conditions:
•
the accuracy of the representations and warranties of KLXE and Merger Sub as follows:

•
the representations and warranties of KLXE and Merger Sub regarding organization, good standing, foreign qualification, and capital stock (as set forth in Sections 4.1 and 4.2 of the Merger Agreement) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such date); and

•
each other representation and warranty of KLXE and Merger Sub set forth in the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks of an earlier date, in which case as of such date), except where the failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any limitation as to materiality or material adverse effect contained therein) would not reasonably be expected to, individually or in the aggregate, have a material adverse effect with respect to KLXE;

•
KLXE’s performance, in all material respects, of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time;

•
KLXE having delivered to QES a certificate of the Chief Executive Officer or another senior officer dated as of the Effective Time certifying that the conditions described in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

•
KLXE having delivered the Payoff Funds in accordance with the payoff letter for the QES ABL Facility.

No Solicitation of Acquisition Proposals (See page 145)
Each of KLXE and QES has agreed that neither it nor any of its subsidiaries will, and that it will use its reasonable best efforts to cause its and its subsidiaries’ Representatives not to, directly or indirectly:
•
solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined under “The Merger Agreement — Covenants — No Solicitation of Acquisition Proposals”);

•
furnish any non-public information regarding such party or any of its subsidiaries to, or afford access to the properties, books and records of such party to, any person, in connection with or in response to an Acquisition Proposal;

•
engage or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal;

•
approve, endorse or recommend any Acquisition Proposal; or

•
enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any other agreement providing for any acquisition transaction, except where the Merger Agreement has been validly terminated.

Notwithstanding the restrictions described above, prior to, but not after, the time (i) the KLXE Required Vote or the QES Required Vote, as applicable, is obtained, in response to an unsolicited, written Acquisition Proposal received after the date of the Merger Agreement that the KLXE Board or the QES Board, as applicable, concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably expected to result in a Superior Offer (as defined under “The Merger Agreement — Covenants — Permitted Change of Recommendation — Superior Offer”), KLXE or QES, as applicable, may:
•
furnish any non-public information regarding such party or any of its subsidiaries to, or afford access to the properties, books and records of such party to, any person, in connection with or in response to an Acquisition Proposal; or

•
engage or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal;

in each case if, and only if, prior to taking any such action, the KLXE Board or the QES Board, as applicable, (i) determines in good faith after consultation with its outside legal counsel that failure to engage in such activities would reasonably be expected to be inconsistent with its directors’ fiduciary duties under applicable law, (ii) such Acquisition Proposal did not result from a breach of the non-solicitation provisions, (iii) such party provides notice to the other party within 24 hours of receipt of the Acquisition Proposal, and (iv) such party receives from the person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the person who made such Acquisition Proposal than the terms in a confidentiality agreement with KLXE or QES, as applicable, and which confidentiality agreement does not limit or modify compliance by either KLXE or QES, as applicable, with the non-solicitation provisions.
No Change of Recommendation (See page 146)
Subject to certain exceptions described below, neither the KLXE Board, including any committee thereof, nor the QES Board, may make a Change of Recommendation, or cause or permit KLXE or QES,

as applicable, to enter into an Alternative Acquisition Agreement, as defined in “The Merger Agreement — Covenants — No Change of Recommendation.”
Permitted Change of Recommendation — Superior Offer
Prior to, but not after, the time the KLXE Required Vote or the QES Required Vote, as applicable, is obtained, the KLXE Board or the QES Board, as applicable, may effect a Change of Recommendation if an unsolicited, bona fide written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the obligations set forth in the Merger Agreement is received by a party and is not withdrawn, and the KLXE Board or the QES Board, as applicable, determines in good faith, after consultation with its outside legal counsel and its financial advisor that (i) such Acquisition Proposal constitutes a Superior Offer and (ii) failure to consider such Acquisition Proposal would be reasonably likely to be inconsistent with the relevant directors’ fiduciary duties under applicable law, and meets certain other conditions as described in “The Merger Agreement — Covenants — No Change of Recommendation” and “The Merger Agreement — Covenants — Permitted Change of Recommendation — Superior Offer.”
Permitted Change of Recommendation — Intervening Event
The KLXE Board or the QES Board, as applicable, may effect a Change of Recommendation if an Intervening Event has occurred, and prior to taking such action, the KLXE Board or the QES Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and meets certain other conditions as described in “The Merger Agreement — Covenants — No Change of Recommendation” and “The Merger Agreement —  Covenants — Permitted Change of Recommendation — Intervening Event.”
KLXE Annual Meeting (See page 148)
Pursuant to the Merger Agreement, in accordance with applicable law and its organizational documents, KLXE must take all action necessary to convene the KLXE Stockholders’ Meeting as promptly as practicable after the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, is declared effective, to consider and vote upon the approval of the KLXE Stock Issuance, the KLXE Charter Amendment and the KLXE Plan Amendment. Subject to the right of the KLXE Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, KLXE must use reasonable best efforts to solicit from its stockholders’ proxies in favor of each of the KLXE Stock Issuance, the KLXE Charter Amendment and the KLXE Plan Amendment.
Unless the Merger Agreement has been terminated in accordance with its terms, as described in “The Merger Agreement — Termination of the Merger Agreement,” the obligation of KLXE to call, give notice of, convene and hold the KLXE Stockholder Meeting to consider and vote upon the KLXE Stock Issuance, the KLXE Charter Amendment and the KLXE Plan Amendment will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Offer, or by any Change of Recommendation.
It is a condition to the closing of the merger that the KLXE stockholders approve the KLXE Stock Issuance Proposal at the KLXE Annual Meeting.
QES Special Meeting (See page 148)
Pursuant to the Merger Agreement, in accordance with applicable law and its organizational documents, QES must take all action necessary to convene a meeting of its stockholders (the “QES Stockholders’ Meeting”) as promptly as practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is declared effective, to consider and vote upon the adoption of the Merger Agreement and the approval of the transactions contemplated hereby, including the merger. Subject to the right of the QES Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, QES must use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable laws to obtain such approvals.
Unless the Merger Agreement has been terminated in accordance with its terms, as described in “The Merger Agreement — Termination of the Merger Agreement,” the obligation of QES to call, give notice of, convene and hold the QES Special Meeting to consider and vote upon the adoption of the Merger Agreement will not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or Superior Offer, or by any Change of Recommendation.
It is a condition to the closing of the merger that the QES stockholders approve the QES Merger Proposal at the QES Special Meeting.
Termination of the Merger Agreement (See page 154)
Termination by Mutual Consent
The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the merger by the QES stockholders, by mutual written consent of KLXE and QES.
Termination by Either KLXE or QES
Either party may terminate the Merger Agreement if:
•
the merger has not been consummated prior to November 3, 2020;

•
there is an injunction termination event;

•
there is a regulatory restraint termination event; or

•
the KLXE Required Vote or QES Required Vote, as applicable, has not been obtained,

in each case, as such terms are defined in “The Merger Agreement — Termination of the Merger Agreement — Termination by Either KLXE or QES.”
Termination by KLXE
KLXE may terminate the Merger Agreement and the merger may be abandoned at any time prior to the Effective Time (by action of the KLXE Board) if:
•
prior to the time the QES Required Vote is obtained, the QES Board has made a Change of Recommendation;

•
there has been a breach or failure to perform by QES of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing would not be satisfied and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 30 days after the receipt of written notice thereof by QES from KLXE; except that this right to terminate the Merger Agreement is not available if KLXE is in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

•
prior to the time the KLXE Required Vote is obtained, KLXE has complied with its obligations under the Merger Agreement with respect to a Superior Offer, in order to enter into a definitive agreement with respect to a Superior Offer, and in connection with such termination, KLXE pays to QES in immediately available funds the Termination Fee and reimburses QES for expenses of up to $1,500,000.

Termination by QES
QES may terminate the Merger Agreement and the merger may be abandoned at any time prior to the Effective Time (by action of the QES Board) if:

•
prior to the time the KLXE Required Vote is obtained, the KLXE Board has made a Change of Recommendation;

•
there has been a breach or failure to perform by KLXE of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing would not be satisfied and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 30 days after the receipt of written notice thereof by KLXE from QES; except that this right to terminate the Merger Agreement is not available if QES is in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

•
prior to the time the QES Required Vote is obtained, QES has complied with its obligations under the Merger Agreement with respect to a Superior Offer, in order to enter into a definitive agreement with respect to a Superior Offer, and in connection with such termination, QES pays to KLXE in immediately available funds the Termination Fee and reimburses KLXE for expenses of up to $1,500,000.

Termination Fees (See page 155)
KLXE will be required to pay to QES a termination fee of $3,000,000 if the Merger Agreement is terminated:
•
by QES with respect to a KLXE Change of Recommendation following receipt by KLXE of a Superior Offer;

•
by QES with respect to a KLXE Change of Recommendation resulting from an Intervening Event; or

•
by KLXE in order to enter into a definitive agreement with respect to a Superior Offer.

QES will be required to pay to KLXE a termination fee of $3,000,000 if the Merger Agreement is terminated:
•
by KLXE with respect to a QES Change of Recommendation following receipt by QES of a Superior Offer;

•
by KLXE with respect to a QES Change of Recommendation resulting from an Intervening Event; or

•
by QES in order to enter into a definitive agreement with respect to a Superior Offer.

Expense Reimbursement (See page 156)
If the Merger Agreement is terminated by (i) either KLXE or QES due to the failure of QES to obtain the QES Required Vote (except when a QES Change of Recommendation has been effected as a result of a bankruptcy event involving KLXE), (ii) KLXE due to a QES Change of Recommendation (except when a QES Change of Recommendation has been effected as a result of a bankruptcy event involving KLXE) or (iii) QES in order to enter into a definitive agreement with respect to a Superior Offer, then QES will pay all of the reasonable and documented expenses incurred by or on behalf of KLXE and its subsidiaries in connection with the merger and transactions contemplated by the Merger Agreement, to KLXE by wire transfer of immediately available cash funds within two business days after QES’s receipt of reasonable documentation supporting such expense reimbursement, provided that such expense reimbursement shall not exceed $1,500,000.
If the Merger Agreement is terminated by (i) either KLXE or QES pursuant to a KLXE no vote termination due to the failure of KLXE to obtain the KLXE Required Vote (except when a KLXE Change of Recommendation has been effected as a result of a bankruptcy event involving QES), (ii) QES due to a KLXE Change of Recommendation (except when a KLXE Change of Recommendation has been effected as a result of a bankruptcy event involving QES) or (iii) KLXE in order to enter into a definitive agreement with respect to a Superior Offer, then, KLXE will pay all of the reasonable and documented expenses incurred by or on behalf of QES and its subsidiaries in connection with the merger and transactions contemplated by the Merger Agreement to QES by wire transfer of immediately available cash funds within two business days after KLXE’s receipt of reasonable documentation supporting such expense reimbursement, provided that such expense reimbursement shall not exceed $1,500,000.
Registration Rights Agreement (See page 149)
In connection with the execution of the Merger Agreement, the QES Principal Stockholders entered into a Registration Rights Agreement, dated as of May 3, 2020, with KLXE (the “Registration Rights Agreement”), relating to the shares of KLXE Common Stock to be issued as the merger consideration to such holders under the Merger Agreement, which agreement shall be effective as of the Effective Time. Pursuant to the Registration Rights Agreement, the QES Principal Stockholders shall have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein. These rights are substantially similar to existing rights the QES Principal Stockholders have under an existing registration rights agreement with QES.
Accounting Treatment (See page 134)
KLXE and QES prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting, with KLXE being treated as the accounting acquirer. In identifying KLXE as the acquiring entity for accounting purposes, KLXE and QES took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of KLXE Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the Effective Time, the intended corporate governance structure of KLXE following the Effective Time, the intended senior management of KLXE following the Effective Time, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that KLXE is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
U.S. Federal Income Tax Consequences of the Merger (See page 179)
The merger is expected to be a taxable transaction pursuant to which holders of QES Common Stock will, in general, recognize gain or loss for U.S. federal income tax purposes as a result of their exchanges of QES Common Stock for KLXE Common Stock (and any cash in lieu of fractional shares).
U.S. Federal Income Tax Consequences of the Reverse Stock Split (See page 179)
The reverse stock split should constitute a “recapitalization” for U.S. federal income tax purposes. As a result, a KLXE stockholder who is a U.S. holder (as defined in the section titled “U.S. Federal Income Tax Consequences”) generally should not recognize gain or loss upon the reverse stock split, except with respect to cash received in lieu of fractional shares.
Fractional Shares (see page 137)
No fractional shares will be issued in connection with the merger or the reverse stock split. Instead, stockholders will receive cash for any fractional shares of KLXE Common Stock that such stockholder would otherwise receive in the merger or the reverse stock split.
Comparison of Stockholders’ Rights (See page 187)
Upon completion of the merger, QES stockholders receiving shares of KLXE Common Stock will become stockholders of KLXE, and their rights will be governed by Delaware law and the governing corporate documents of KLXE in effect at the Effective Time. QES stockholders will have different rights once they become stockholders of KLXE due to differences between the governing corporate documents of QES and KLXE, as further described in “Comparison of Stockholders’ Rights.”

Listing of KLXE Common Stock; Delisting and Deregistration of QES Common Stock (See page 151)
Prior to the Effective Time, KLXE will use its reasonable efforts to cause the shares of KLXE Common Stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. If the merger is completed, QES Common Stock will be delisted from the NYSE and deregistered under the Exchange Act and QES will no longer be required to file periodic reports with the SEC with respect to QES Common Stock.
KLXE and QES will cooperate in taking, or causing to be taken, all actions reasonably necessary to cause the delisting of the QES Common Stock from the NYSE and the termination of QES’s registration under the Exchange Act, effective as of, or as soon as practicable following, the Effective Time.
Employee Matters (See page 151)
For the period commencing at the Effective Time and ending on the first anniversary of the closing date (or, if earlier, for so long as they are employed), QES employees as of the Effective Time (the “Continuing Employees”) will be provided with compensation and employee benefits that are substantially comparable in the aggregate to the compensation and employee benefits made available to such Continuing Employees immediately prior to the Effective Time, without regard to any voluntary temporary salary reductions instituted in connection with COVID-19 and industry disruptions; provided that KLXE will be deemed to have satisfied the foregoing obligations by providing Continuing Employees with compensation and employee benefits that are no less favorable in the aggregate to the compensation and employee benefits made available to similarly situated employees of KLXE and its subsidiaries (other than QES and its subsidiaries). In the event that the Effective Time occurs prior to QES paying annual cash incentives in respect of 2020, amounts totaling $610,000 in the aggregate will be paid to Continuing Employees within 30 days following the closing date in respect of pro-rated annual bonuses for the period from January 1, 2020 to April 30, 2020 (with the allocation of such amounts among Continuing Employees determined in the discretion of QES’s Chief Executive Officer).
Regulatory Matters (See page 133)
KLXE and QES are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the execution of the Merger Agreement or the completion of the merger, other than the filing of a Certificate of Merger with respect to the merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.
No Appraisal Rights (See page 134)
Under the DGCL, KLXE stockholders and QES stockholders are not entitled to appraisal rights or dissenters’ rights in connection with the merger or the reverse stock split.
Legal Proceedings Regarding the Merger (See page 134)
On June 9, 2020, a putative class action was filed by a purported KLXE stockholder in the United States District Court for the District of Delaware, captioned Eric Sabatini v. KLX Energy Services Holdings, Inc., et. al. (the “Sabatini Complaint”). On June 18, 2020, an individual action was filed by a purported KLXE stockholder in the United States District Court for the Southern District of New York, captioned Joey Zurchin v. KLX Energy Services Holdings, Inc., et. al. (the “Zurchin Complaint”). On June 24, 2020 an individual action was filed by a purported KLXE stockholder in the United States District Court for the District of Colorado, captioned David Cajiuat v. KLX Energy Services Holdings, Inc., et. al. (the “Cajiuat Complaint” and, together with the Sabatini Complaint and the Zurchin Complaint, the “KLXE Complaints”). The plaintiff in the Sabatini Complaint purports to bring the litigation as a securities class action on behalf of the public stockholders of KLXE. The Sabatini Complaint names as defendants KLXE, the KLXE Board, certain of KLXE’s subsidiaries and QES; the Zurchin complaint names as defendants KLXE and the KLXE Board; and the Cajiuat complaint names as defendants KLXE and the KLXE Board. The KLXE Complaints allege violations of Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, QES and KLXE’s subsidiaries named as defendants, the control person provisions of the Exchange Act. The Zurchin Complaint also alleges, in the case of the individual defendants, breach of the duty of candor/disclosure under state law. The KLXE Complaints allege that this registration statement on Form S-4, originally filed on June 2, 2020, omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the KLXE Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020, omits details with respect to information regarding KLXE’s and QES’s financial projections, the analyses performed by Goldman Sachs, in the case of the Sabatini Complaint, any prior work performed by Goldman Sachs for QES and, in the case of the Cajiuat Complaint, the sales process leading up to the proposed merger. The KLXE Complaints seek to enjoin the defendants from proceeding with the proposed merger, awards of the plaintiffs’ costs of the action, including attorneys’ and experts’ fees, and such other and further relief as the court may deem just and proper. In addition, each of the Sabatini Complaint and the Cajiuat Complaint seek rescission of the merger or rescissory damages if the merger is consummated and a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9, and the Sabatini Complaint seeks an order directing the defendants to disseminate a registration statement that is free from material misstatement and omissions.
On June 12, 2020, an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York, captioned Charles Matey v. Quintana Energy Services Inc., et. al. (the “Matey Complaint”). On June 19, 2020 an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York captioned Matthew Wilking v. Quintana Energy Services Inc., et. al. (the “Wilking Complaint” and, together with the Matey Complaint, the “QES Complaints”).The QES Complaints name as defendants QES and the QES Board. The QES Complaints allege violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, the control person provisions of the Exchange Act. The QES Complaints allege that this registration statement on Form S-4 misrepresents or omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the QES Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020: (a) contained material misrepresentations and omissions regarding QES’s financial projections, TPH’s opinion, and, in the case of the Matey Complaint, Goldman Sachs’ opinion; and (b) failed to disclose, in the case of the Matey Complaint, the consideration that QES provided to Company A for entering into the exclusivity agreement executed on or about March 3, 2020 and, in the case of the Wilking Complaint, whether QES entered into a confidentiality agreement with Company A, and whether any such confidentiality agreement included a standstill provision. The QES Complaints seek to enjoin the defendants from proceeding with the proposed merger, an order directing the defendants to disseminate an amendment to the registration statement that is free from material misstatement and omissions, in the case of the Matey Complaint, unspecified damages, an award of the plaintiff’s costs of the action, including attorneys’ and experts’ fees, and such other and further relief as the court may deem just and proper.
KLXE, the KLXE Board, QES and the QES Board believe the claims are meritless, but cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from these lawsuits.
Risk Factors (See page 28)
In evaluating the Merger Agreement, the merger and the issuance of shares of KLXE Common Stock in the merger, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF KLXE
The following table presents selected historical financial data for the periods indicated below. KLXE derived the selected historical statements of earnings data for the years ended January 31, 2020, 2019 and 2018 and the balance sheet data as of January 31, 2020 and 2019 from its audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2020 which is attached as Annex I. KLXE derived the selected historical financial data as of January 31, 2018, and 2017 and for the fiscal years ended January 31, 2017 and 2016 from its audited financial statements not included elsewhere in this joint proxy statement/prospectus. KLXE derived the selected historical financial data as of January 31, 2016 from the accounting records of KLX Inc. (“KLX”). KLXE derived the selected historical statements of earnings data for the three months ended April 30, 2020 and 2019 and the balance sheet data as of April 30, 2020 from KLXE’s unaudited interim consolidated financial statements contained in KLXE’s Quarterly Report on Form 10-Q for the three months ended April 30, 2020, which is attached as Annex O and incorporated herein. KLXE derived the balance sheet data as of April 30, 2019 from its unaudited interim consolidated financial statements not included elsewhere in this joint proxy statement/prospectus.
The historical statements of (loss) earnings for periods prior to September 14, 2018 reflect allocations of general corporate expenses from KLX, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. KLXE’s management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, KLXE. The allocations may not, however, reflect the expense KLXE would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if KLXE had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
The financial statements for periods prior to the spin-off from KLX on September 14, 2018 included in this joint proxy statement/prospectus may not necessarily reflect KLXE’s financial position, results of operations and cash flows as if KLXE had operated as a stand-alone public company during all periods presented. Accordingly, KLXE’s historical results should not be relied upon as an indicator of its future performance.
In presenting the financial data in conformity with GAAP, KLXE is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2020 which is attached as Annex I, and in its Quarterly Report on Form 10-Q for the three months ended April 30, 2020 which is attached as Annex O, for a detailed discussion of the accounting policies that KLXE believes require subjective and complex judgments that could potentially affect reported results.
The selected historical financial data set forth below is not necessarily indicative of future results of KLXE and should be read together with the other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of KLXE for the fiscal year ended January 31, 2020, included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2020 which is attached as Annex I, and in its Quarterly Report on Form 10-Q for the three months ended April 30, 2020 which is attached as Annex O.

Dollar amounts are shown in millions, except for per share data or as otherwise specified.
	Three Months Ended		Year Ended
	April 30, 2020	April 30, 2019	January 31, 2020	January 31, 2019	January 31, 2018	January 31, 2017	January 31, 2016
Statements of Earnings Data:
Service revenues	$83.0	$145.8	$544.0	$495.3	$320.5	$152.2	$251.2
Cost of sales(1)	92.2	118.9	470.0	370.4	269.1	181.3	282.8
Selling, general and administrative(1)	17.4	23.8	100.0	100.4	73.4	60.1	78.5
Research and development costs	0.3	0.7	2.7	2.4	2.0	0.3	—
Goodwill impairment charge(2)(3)(4)	28.3	—	47.0	—	—	—	310.4
Long-lived asset impairment charge(2)(4)	180.4	—	—	—	—	—	329.8
Operating (loss) earnings	(235.6)	2.4	(75.7)	22.1	(24.0)	(89.5)	(750.3)
Interest expense, net	7.4	7.1	29.2	7.1	—	—	—
(Loss) earnings before income taxes	(243.0)	(4.7)	(104.9)	15.0	(24.0)	(89.5)	(750.3)
Income tax (benefit) expense	0.1	0.3	(8.5)	0.6	0.1	0.1	0.1
Net (loss) earnings	$(243.1)	$(5.0)	$(96.4)	$14.4	$(24.1)	$(89.6)	$(750.4)
Basic net (loss) earnings per share(5):
Net (loss) earnings	$(10.52)	$(0.24)	$(4.32)	$0.72	$(1.20)	$(4.46)	$(37.33)
Weighted average common shares	$(10.52)	$(0.24)	22.3	20.1	20.1	20.1	20.1
Diluted net (loss) earnings per share(5):
Balance Sheet Data (end of period):
Working capital	$141.0	$163.7	$163.7	$223.1	$38.1	$14.8	$9.0
Goodwill, intangible and other assets, net	15.7	141.8	88.1	92.6	8.2	3.6	6.1
Total assets	378.2	732.1	623.4	672.8	273.8	205.0	234.8
Long-term debt	243.2	242.3	243.0	242.2	—	—	—
Stockholders’ equity	68.1	387.2	312.2	340.7	224.6	178.0	192.1
Other Data:
Depreciation and amortization	16.2	14.8	64.1	41.5	33.5	36.2	46.6

(1)
For the year ended January 31, 2020, cost of sales and selling, general and administrative (“SG&A”) expense include $7.2 and $17.3, respectively, of costs primarily associated with cost rationalization and other costs, asset impairment costs and new product service line introduction costs as KLXE rolled out large diameter coil tubing and flowback and testing services to additional geographic regions (collectively, “Costs as Defined”). For the year ended January 31, 2019, cost of sales and SG&A expense include $0.4 and $30.2, respectively, of costs primarily associated with the completion of the merger of the Aerospace Solutions business of KLX with The Boeing Company, the spin-off of the company from KLXE’s former parent, KLX, including $10.7 of non-cash compensation expense related to the acceleration of unvested shares held by KLXE’s employees, the amendment of the KLXE ABL Facility due to the issuance of $250.0 of notes and the acquisition of Motley (collectively, “Fiscal 2018

Costs as Defined”). For the year ended January 31, 2018, cost of sales and SG&A expense include $0.3 and $3.3, respectively, of costs primarily associated with KLX’s strategic alternatives review and also a restructuring of the Eagle Ford region. For the year ended January 31, 2016, cost of sales and SG&A expense include $23.1 and $15.4, respectively, primarily associated with business separation and start-up costs such as costs related to the spin-off of KLX from its former parent, expansion initiatives, branding and IT implementation costs.
(2)
During the three months ended April 30, 2020, KLXE recorded a $208.7 goodwill and long-lived asset impairment charge. The abrupt deterioration in demand during the second half of 2019, which continued into 2020, was further exacerbated by the unprecedented demand destruction caused by the COVID-19 pandemic. The combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic drove the price of oil to unprecedented levels resulting in decreases in demand for oilfield services such as those provided by KLXE and lower current and expected revenues for KLXE. As a result, during the three months ended April 30, 2020, KLXE performed an interim goodwill impairment test and a long-lived asset recoverability test. As a result, KLXE recorded a $28.3 goodwill impairment charge. In addition, KLXE recorded a $180.4 long-lived asset impairment charge, of which $39.2 related to identified intangible assets and $141.2 related to property and equipment.

(3)
During the fiscal year ended January 31, 2020, KLXE recorded a $47.0 goodwill impairment charge. The abrupt deterioration in industry conditions, which began in KLXE’s third quarter and accelerated through the end of its fourth quarter of the fiscal year ended January 31, 2020, was driven by a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. The decline in E&P activity resulted in lower demand levels and lower current and expected revenues for KLXE’s business, which led KLXE to perform an interim goodwill impairment test in the third quarter. As a result, KLXE reported a non-cash asset impairment charge of $47.0 in its 2019 fiscal year.

(4)
During the fiscal year ended January 31, 2016, KLXE recorded a $640.2 goodwill and long-lived asset impairment charge. The rapid downturn in the oil and gas industry, including the nearly 75% decrease in the number of onshore drilling rigs and the resulting significant cutback in capital expenditures by KLXE’s customers, resulted in a significant adverse change in the business climate, which indicated that KLXE’s goodwill was impaired and its long-lived assets might not be recoverable. As a result, during the third quarter ended October 31, 2015, KLXE performed an interim goodwill impairment test and a long-lived asset recoverability test and determined that its goodwill was fully impaired and recorded a pre-tax impairment charge of $310.4. Further, KLXE utilized a combination of cost and market approaches to determine the fair value of its long-lived assets, resulting in an impairment charge of $177.8 related to identified intangibles and $152.0 related to property and equipment.

(5)
On September 14, 2018, KLX distributed to its stockholders of record as of the close of business on September 3, 2018, 0.4 shares of KLXE Common Stock for every 1.0 share of KLX Common Stock held as of the record date. January 31, 2018, 2017 and 2016 basic and diluted net loss per common share and the average number of common shares outstanding were calculated using the number of shares of KLXE Common Stock outstanding immediately following the distribution. See Note 10 to KLXE’s audited consolidated financial statements for the fiscal year ended January 31, 2020 included elsewhere in this joint proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QES
The following table presents selected historical financial data for the periods indicated below. QES derived the selected historical statements of operations data for the years ended December 31, 2019, 2018 and 2017 and the balance sheet data as of December 31, 2019 and 2018 from its audited consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which is attached as Annex P and incorporated herein. QES derived the selected historical statements of operations data for the three months ended March 31, 2020 and 2019 and the balance sheet data as of March 31, 2020 from QES’s unaudited interim consolidated financial statements contained in QES’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, which is attached as Annex V and incorporated herein. QES derived the balance sheet data as of December 31, 2017 from its audited financial statements not included elsewhere in this joint proxy statement/prospectus. QES derived the balance sheet data as of March 31, 2019 from its unaudited interim consolidated financial statements not included elsewhere in this joint proxy statement/prospectus.
In presenting the financial data in conformity with GAAP, QES is required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 which is attached as Annex P, and in its Quarterly Report on Form 10-Q for the three months ended March 31, 2020 which is attached as Annex V, for a detailed discussion of the accounting policies that QES believes require subjective and complex judgments that could potentially affect reported results.
The selected historical financial data set forth below is not necessarily indicative of future results of QES and should be read together with the other information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes of QES for the fiscal year ended December 31, 2019, included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 which is attached as Annex P, and in its Quarterly Report on Form 10-Q for the three months ended March 31, 2020 which is attached as Annex V.
(in millions of U.S. dollars, except per share and share amounts)
	Three Months Ended		Year Ended
	March 31, 2020	March 31, 2019	December 31, 2019	December 31, 2018	December 31, 2017
Statement of Operations Data
Revenues:	$92.8	$141.7	$484.3	$604.4	$438.0
Costs and expenses:
Direct operating costs	81.5	121.6	411.7	503.0	361.5
General and administrative	12.1	15.7	55.1	62.8	44.0
Depreciation and amortization	9.9	12.4	49.5	46.7	45.7
Gain on disposition of assets	(.03)	(.02)	(1.9)	(2.4)	(2.6)
Impairment and other charges	9.3	—	41.6	—	—
Operating loss	(19.9)	(8.0)	(71.7)	(5.7)	(10.5)
Non-operating loss expense:
Interest expense	(0.73)	(.67)	(3.2)	(11.8)	(11.3)
Other (expense) income	—	—	(0.04)	—	0.7
Loss before income tax	(20.6)	(8.7)	(75.0)	(17.6)	(21.1)
Income tax expense	(.08)	(.18)	(0.4)	(0.6)	(0.1)
Net loss	$(20.7)	$(8.9)	$(75.4)	$(18.1)	$(21.2)

Balance Sheet Data	March 31, 2020	March 31, 2019	December 31, 2019	December 31, 2018	December 31, 2017
Cash and cash equivalents	$23.2	$20.9	$14.7	$13.8	$8.8
Total current assets	118.3	156.5	118.0	160.1	133.9
Total assets	228.4	345.7	240.5	324.6	275.7
Total liabilities	115.5	151.4	108.3	122.7	190.7
Total shareholders’ equity	112.9	194.3	132.3	201.8	85.0

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined balance sheet data as of April 30, 2020 gives effect to the merger as if it had occurred on April 30, 2020, and the following selected unaudited pro forma condensed combined statement of loss data for the year ended January 31, 2020 and selected unaudited pro forma condensed combined statement of loss data for the three months ended April 30, 2020 are presented as if the merger had occurred on February 1, 2019. The unaudited pro forma condensed combined financial statements from which the selected data is derived have been prepared for illustrative purposes only and are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial statements from which the following selected data is derived do not purport to project the future financial position or operating results of KLXE. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” and the related notes.
The selected unaudited pro forma condensed combined financial statements from which the following selected data is derived are based on and have been derived from KLXE’s and QES’s historical financial statements, including KLXE’s audited consolidated statement of earnings (loss) for its fiscal year ended January 31, 2020, unaudited consolidated statement of earnings (loss) for the three months ended April 30, 2020, and its unaudited consolidated balance sheet as of April 30, 2020, and QES’s audited consolidated statement of operations for the fiscal year ended December 31, 2019, unaudited consolidated statement of operations for the three months ended March 31, 2020 and unaudited consolidated balance sheet as of March 31, 2020.
KLXE’s fiscal year ends on January 31 of each year and QES’s fiscal year ends on December 31 of each year. The unaudited pro forma condensed combined statements of loss are presented on the basis of KLXE’s fiscal year and combine the historical results of the fiscal periods of KLXE and QES. Since QES’s fiscal year end differs by less than 93 days from KLXE’s year end, pursuant to Rule 11-02(c)(3) of Regulation S-X, KLXE combines its statements of loss and those of QES using their respective fiscal years. The unaudited pro forma condensed combined balance sheet combines the KLXE unaudited balance sheet as of April 30, 2020 and the QES unaudited balance sheet as of March 31, 2020.
(in millions, except per share amounts)	Three Months Ended April 30, 2020	Year Ended January 31, 2020
Pro Forma Condensed Combined Statement of Loss Data:
Service revenues	$175.8	$1,028.3
Net loss	$(262.3)	$(168.0)
Net loss per share, basic	$(63.98)	$(42.00)
Net loss per share, diluted	$(63.98)	$(42.00)
(in millions)	As of April 30, 2020
Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$116.8
Total assets	$563.9
Total liabilities	$390.7
Total stockholders’ equity	$173.2

COMPARATIVE HISTORICAL AND UNAUDITED PER SHARE INFORMATION
The following tables present historical per share data of KLXE for the year ended January 31, 2020 and the three months ended April 30, 2020, historical per share data for QES for the year ended December 31, 2019 and the three months ended March 31, 2020, and pro forma per share data for the year ended January 31, 2020 and the three months ended April 30, 2020. The pro forma per share data for the year ended January 31, 2020 and the three months ended April 30, 2020 is presented as if the merger had been completed on February 1, 2019. The pro forma information provided in the tables below is unaudited.
Historical per share data of KLXE for the year ended January 31, 2020 and the three months ended April 30, 2020 was derived from KLXE’s historical financial statements for the respective periods. Historical per share data of QES for the year ended December 31, 2019 and the three months ended March 31, 2020 was derived from QES’s historical financial statements for the respective periods.
Unaudited pro forma combined per share data for the year ended January 31, 2020 and the three months ended April 30, 2020 was derived from and should be read in conjunction with the unaudited pro forma condensed combined financial data included under “Unaudited Pro Forma Condensed Combined Financial Statements.” The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed as of the beginning of the period.
The information provided in the table below should be read together with the historical consolidated financial statements and related notes of KLXE and QES, included elsewhere in this joint proxy statement/prospectus, and with the unaudited pro forma condensed combined financial statements included in “Unaudited Pro Forma Condensed Combined Financial Statements.”
KLXE’s fiscal year ends on January 31 of each year while QES’s fiscal year ends on December 31 of each year. Since QES’s fiscal year end differs by less than 93 days from KLXE’s year end, pursuant to Rule 11-02(c)(3) of Regulation S-X, KLXE combines its statements of loss and those of QES using their respective fiscal years. Accordingly, the unaudited pro forma condensed combined financial statements are presented on the basis of KLXE’s fiscal year and combine the historical results of the fiscal periods of KLXE and QES.
	Three Months Ended April 30, 2020
	KLXE Historical(1)	QES Historical(2)	Pro Forma Combined	Pro Forma Equivalent(3)
			(unaudited)	(unaudited)
Net Loss Per Share
Basic	$(10.52)	$(0.62)	$(63.98)	$(31.99)
Diluted	$(10.52)	$(0.62)	$(63.98)	$(31.99)
Book Value Per Share	$3.0	$3.4	$42.0	$20.4
Cash Dividends Per Share	$—	$—	$—	$—

(1)
Historical information for KLXE presented for the three months ended April 30, 2020.

(2)
Historical information for QES presented for the three months ended March 31, 2020.

(3)
Calculated by multiplying the pro forma condensed combined data by the exchange ratio of 0.4844.

	Year Ended January 31, 2020
	KLXE Historical(1)	QES Historical(2)	Pro Forma Combined	Pro Forma Equivalent(3)
			(unaudited)	(unaudited)
Net Loss Per Share
Basic	$(4.32)	$(2.24)	$(42.00)	$(20.35)
Diluted	$(4.32)	$(2.24)	$(42.00)	$(20.35)
Book Value Per Share	$14.0	$3.4	$96.8	$46.9
Cash Dividends Per Share	$—	$—	$—	$—

(1)
Historical information for KLXE presented for the fiscal year ended January 31, 2020.

(2)
Historical information for QES presented for the fiscal year ended December 31, 2019.

(3)
Calculated by multiplying the pro forma condensed combined data by the exchange ratio of 0.4844.

MARKET PRICE INFORMATION
The KLXE Common Stock is traded on Nasdaq under the symbol “KLXE” and the QES Common Stock is traded on the NYSE under the symbol “QES.”
The high and low trading prices for the KLXE Common Stock as of May 1, 2020, the last trading day immediately before the public announcement of the merger, were $1.36 and $1.00, respectively. The high and low trading prices for the QES Common Stock as of May 1, 2020, the last trading day immediately before the public announcement of the merger, were $1.03 and $0.96, respectively.
As of June 25, 2020, the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were 24,861,932 shares of KLXE Common Stock outstanding and approximately 1,260 holders of record of KLXE Common Stock, and 33,755,987 shares of QES Common Stock outstanding and approximately 30 holders of record of QES Common Stock.
The following table sets forth the closing sale price per share of KLXE Common Stock as reported on Nasdaq and QES Common Stock as reported on the NYSE as of May 1, 2020, the last trading day prior to the public announcement of the merger, and on June 24, 2020, the last practicable trading day before the date of this joint proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of QES Common Stock as of the same two dates. The implied value was calculated by multiplying the closing price of a share of KLXE Common Stock on the relevant date by the Exchange Ratio of 0.4844 shares of KLXE Common Stock for each share of QES Common Stock.
	KLXE Common Stock Closing Price	QES Common Stock Closing Price	Exchange Ratio	Estimated KLXE Equivalent Per Share Value
May 1, 2020	$1.08	$0.985	0.4844	$0.52
June 24, 2020	$2.36	$1.08	0.4844	$1.14
The market prices of KLXE Common Stock and QES Common Stock have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate prior to the completion of the merger. No assurance can be given concerning the market prices of KLXE Common Stock or QES Common Stock before completion of the merger or of KLXE Common Stock after completion of the merger. Because the Exchange Ratio, which determines the merger consideration, is fixed and will not be adjusted for changes in the market prices of either KLXE Common Stock or QES Common Stock, the market price of KLXE Common Stock (and, therefore, the value of the merger consideration) when received by QES stockholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to stockholders in determining how to vote with respect to the proposals described in this joint proxy statement/prospectus. We urge you to obtain current market quotations for KLXE Common Stock and QES Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus. Please see “Risk Factors — Risks Relating to the Merger — Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either KLXE’s or QES’s stock price, the value of the merger consideration is uncertain.”
For more information on the market for KLXE’s or QES’s common equity, related stockholder matters and issuer purchases of equity securities, see Part II, Item 5 “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” of KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, and of QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which are attached as Annex I and P, respectively, to this joint proxy statement/prospectus and incorporated herein.

RISK FACTORS
Risks Relating to the Merger
Because the Exchange Ratio is fixed and will not be adjusted in the event of any change in either KLXE’s or QES’s stock price, the value of the merger consideration is uncertain.
Upon completion of the merger, each share of QES Common Stock outstanding immediately prior to the merger, other than QES Excluded Shares, will be converted into and become exchangeable for 0.4844 shares of KLXE Common Stock. The Exchange Ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either KLXE Common Stock or QES Common Stock. The market prices of KLXE Common Stock and QES Common Stock have fluctuated prior to and after the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the date of the KLXE Annual Meeting and the QES Special Meeting, respectively, and the date the merger is consummated, and the market price of KLXE Common Stock will continue to fluctuate thereafter.
KLXE stockholders will not know, or be able to determine, at the time of the KLXE Annual Meeting the market value of the shares of KLXE Common Stock to be issued as merger consideration to QES stockholders pursuant to the Merger Agreement compared to the market value of the shares of QES Common Stock that are being exchanged in the merger. Similarly, because the value of the merger consideration will depend on the market price of KLXE Common Stock at the time the merger is completed, QES stockholders will not know, or be able to determine, at the time of the QES Special Meeting the market value of the merger consideration they would receive upon completion of the merger.
Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in KLXE’s and QES’s respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the merger will be completed, interest rates, general market, industry and economic conditions, such as oil prices and demand for services in the oilfield services sector, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which KLXE or QES operate, the effects of the coronavirus pandemic (COVID-19) and governmental and business responses to the pandemic, the timing of the merger and other factors generally affecting the respective prices of KLXE Common Stock or QES Common Stock.
Many of these factors are beyond KLXE’s and QES’s control, and neither KLXE nor QES are permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party. You are urged to obtain current market quotations for KLXE Common Stock and QES Common Stock in determining whether to vote for the KLXE Share Issuance Proposal or the QES Merger Proposal, as applicable. In addition, see “Comparative Historical and Unaudited Per Share Information” and “Market Price Information.”
The merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
The merger is subject to a number of conditions that must be satisfied or waived (to the extent permissible), including the approval of the KLXE Share Issuance Proposal and the QES Merger Proposal, in each case prior to the completion of the merger. These conditions are described in “The Merger Agreement — Conditions to the Completion of the Merger.” These conditions to the completion of the merger, some of which are beyond the control of KLXE and QES, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or not completed. Additionally, either KLXE or QES may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the merger is not completed by November 3, 2020. KLXE will be required to pay to QES a termination fee of $3,000,000 if the Merger Agreement is terminated: (i) by QES pursuant to a KLXE Change of Recommendation resulting from either receipt by KLXE of a Superior Offer or from an intervening material event (other than as a result of a bankruptcy event involving QES); or (ii) by KLXE in order to enter into a definitive agreement with respect to a Superior Offer. QES will be required to pay to KLXE a termination fee of $3,000,000 if the Merger Agreement is terminated: (i) by KLXE pursuant to a QES Change of Recommendation resulting from either receipt by QES of a Superior Offer or from an intervening material event (other than as a result of a bankruptcy event involving KLXE); or (ii) by QES in order to enter into a definitive agreement with respect to a Superior Offer. If the Merger Agreement is terminated under certain specified circumstances, QES or KLXE, as applicable, may also be required to pay to the other party an expense reimbursement of up to $1,500,000. For more information, see “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination of the Merger Agreement — Termination Fees.”
The termination of the Merger Agreement could negatively impact KLXE and/or QES.
If the merger is not completed for any reason, including as a result of a failure to obtain the KLXE Required Vote or the QES Required Vote, the ongoing businesses of KLXE and QES may be adversely affected and, without realizing any of the benefits of having completed the merger, KLXE and QES may experience certain negative effects, including the following:
•
each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•
each company may experience negative reactions from its suppliers, customers and employees;

•
each company will be required to pay its respective costs relating to the merger, such as financial advisory, legal and accounting costs and associated fees and expenses, whether or not the merger is completed;

•
the Merger Agreement places certain restrictions on the conduct of each company’s business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), may prevent KLXE or QES from taking certain other specified actions during the pendency of the merger, including, for example:

•
authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock, or other securities), other than dividends and distributions by a direct or indirect wholly owned subsidiary;

•
adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or enter into a letter of intent or agreement in principle with respect thereto in respect of such party or any of its subsidiaries;

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make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, except as contemplated by such party’s disclosure schedules or in connection with any transaction solely between such party and its wholly owned subsidiaries or among its wholly owned subsidiaries;

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authorize or make any capital expenditures, other than maintenance expenditures as required to operate in the ordinary course of business which do not in the aggregate exceed $1 million (net of recovery of lost-in-hole expenses from customers) in each of the second, third and fourth quarters of 2020;

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incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise) except (i) accounts payable in the ordinary course of business or (ii) indebtedness among such party and its wholly owned subsidiaries or among its wholly owned subsidiaries; provided that such indebtedness incurred in each of clauses (i)-(ii) does not impose any additional restrictions on such party or its subsidiaries;

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enter into or renew any material contract or contract with a top customer or top supplier, other than, following reasonably prompt notice to the other party, any such contract that is both entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and not otherwise prohibited by the covenants. For a full description of the restrictive covenants applicable to KLXE and QES, see “The Merger Agreement — Covenants — Conduct of Business Prior to the Effective Time;” and

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matters relating to the merger (including integration planning) will require substantial commitments of time and resources by KLXE management and QES management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to KLXE or QES, as applicable, as an independent company.

The market price for shares of KLXE Common Stock following the completion of the merger may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of KLXE Common Stock and QES Common Stock.
Upon consummation of the merger, KLXE stockholders and QES stockholders will both hold shares of KLXE Common Stock. KLXE’s businesses differ in some regards from those of QES, and QES’s businesses differ in some regards from those of KLXE, and, accordingly, the results of operations of KLXE following completion of the merger will be affected by some factors that are different from those currently or historically affecting the results of operations of KLXE and those currently or historically affecting the results of operations of QES. The results of operations of KLXE following completion of the merger may also be affected by factors different from those that currently affect or have historically affected either KLXE or QES. In addition, following completion of the merger, KLXE may seek to raise additional equity financing through one or more underwritten offerings, private placements and/or rights offerings, or issue stock in connection with acquisitions, which may result in downward pressure on the share price of KLXE Common Stock. For a discussion of the businesses of each of KLXE and QES and some important factors to consider in connection with those businesses, please see “Summary — The Parties to the Merger” and the documents and information included elsewhere in this joint proxy statement/prospectus.
The shares of KLXE Common Stock to be received by QES stockholders as a result of the merger will have rights different from the shares of QES Common Stock.
Upon consummation of the merger, the rights of QES stockholders, who will become stockholders of KLXE, will be governed by the KLXE Charter and the KLXE Bylaws. The rights associated with QES Common Stock are different from the rights associated with KLXE Common Stock. See “Comparison of Stockholders’ Rights” for a discussion of these rights.
KLXE stockholders and QES stockholders will each have reduced ownership and voting interest in and will exercise less influence over management of KLXE following completion of the merger.
KLXE stockholders currently have the right to vote in the election of the KLXE Board and on other matters affecting KLXE, and QES stockholders currently have the right to vote in the election of the QES Board and on other matters affecting QES. Upon consummation of the merger, each KLXE stockholder and each QES stockholder will become a stockholder of KLXE with a percentage ownership of KLXE that is smaller than such stockholder’s percentage ownership of KLXE or QES, as applicable, immediately prior to the merger. As of the date of this joint proxy statement/prospectus, based on the Exchange Ratio, the shares outstanding of KLXE Common Stock (including outstanding KLXE restricted stock awards), and the shares outstanding of QES Common Stock (plus the shares underlying outstanding QES phantom units and outstanding QES restricted stock units (but excluding cash settled Converted PSUs)), KLXE and QES estimate that holders of shares of KLXE Common Stock (including KLXE restricted stock) as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the completion of the merger, and holders of shares of QES Common Stock, QES phantom units and QES restricted stock units as of immediately prior to the completion of the merger will hold, in the aggregate, approximately 41% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the completion of the merger. Because of this, each share of KLXE Common Stock and each share of QES Common Stock will represent a smaller percentage ownership of KLXE than it represented in KLXE and QES, respectively. In addition, the nine members of the KLXE Board as of the Effective Time will include the five KLXE Designees, including John T. Collins, who will serve as the non-executive chairman of the KLXE Board, and the four QES Designees. Accordingly, each KLXE stockholder and each QES stockholder will have less influence on the management and policies of KLXE than such stockholder now has on the management and policies of KLXE or QES, as applicable.

Until the completion of the merger or the termination of the Merger Agreement in accordance with its terms, KLXE and QES are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to KLXE or QES and their respective stockholders.
From and after the date of the Merger Agreement and prior to completion of the merger, the Merger Agreement restricts KLXE and QES from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent KLXE or QES from making appropriate changes to their respective businesses or organizational structures or from pursuing attractive business opportunities that may arise prior to the completion of the merger, and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the merger could be exacerbated by any delays in consummation of the merger or termination of the Merger Agreement. Please see “The Merger Agreement — Covenants — Conduct of Business Prior to the Effective Time.”
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.
The merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, obtaining each of the KLXE Required Vote and the QES Required Vote, approval for listing on Nasdaq of the shares of KLXE Common Stock issuable in accordance with the Merger Agreement, the absence of governmental restraints or prohibitions preventing the consummation of the merger, the effectiveness of this registration statement on Form S-4 registering the KLXE Common Stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings by the SEC with respect thereto. The obligation of each of KLXE and QES to consummate the merger is also conditioned on, among other things, (i) the accuracy of the representations and warranties as set forth by the other party in the Merger Agreement, (ii) the performance by the other party, in all material respects, of its obligations under the Merger Agreement required to be performed at or prior to the Effective Time, (iii) the delivery by the other party of a certificate of the chief executive officer or other senior officer certifying that the required conditions have been satisfied and (iv) for KLXE, QES having delivered the required payoff letter for the QES ABL Facility to KLXE and, for QES, KLXE having delivered the Payoff Funds in accordance with the payoff letter for the QES ABL Facility. No assurance can be given that the required stockholder consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause KLXE and QES not to realize, or to be delayed in realizing, some or all of the benefits that KLXE and QES expect to achieve if the merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, please see “The Merger Agreement — Conditions to the Completion of the Merger.”
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.
The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.
Current and prospective employees of KLXE and QES may experience uncertainty about their future role with KLXE, QES or the combined company until strategies with regard to these employees are announced or executed, which may impair KLXE’s and QES’s ability to attract, retain and motivate key management, sales, marketing, technical and field personnel, prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of KLXE and QES may experience uncertainty about their future roles with KLXE. If KLXE and QES are unable to retain personnel, including KLXE’s and QES’s key management, who are critical to the successful integration and future operations of the companies, KLXE and QES could face disruptions in their operations, loss of existing customers or loss of sales to existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

If key employees of KLXE or QES depart, the integration of the companies may be more difficult and KLXE’s business following the merger may be harmed. Furthermore, KLXE may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of KLXE and QES, and the combined company’s ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with integrating employees into KLXE. No assurance can be given that, following completion of the merger, KLXE will be able to attract or retain key employees of KLXE and QES to the same extent that those companies have been able to attract or retain their own employees in the past.
The merger, and uncertainty regarding the merger, may cause customers or suppliers to delay or defer decisions concerning KLXE and QES and adversely affect each company’s ability to effectively manage its respective business.
The merger will be consummated only if the stated conditions are satisfied or waived, including approval of the KLXE Share Issuance Proposal and the QES Merger Proposal, among other conditions. Many of the conditions are outside the control of KLXE and QES, and both parties also have certain rights to terminate the Merger Agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers, vendors, or others that deal with KLXE or QES to delay or defer entering into contracts with KLXE or QES or making other decisions concerning KLXE or QES or seek to change or cancel existing business relationships with KLXE or QES, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have an adverse impact on the respective businesses of KLXE and QES, regardless of whether the merger is ultimately completed.
The opinion rendered to the QES Board from its financial advisor will not reflect changes in circumstances between the date of such opinion and the completion of the merger.
On May 3, 2020, at a meeting of the QES Board, TPH rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated May 3, 2020, that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by TPH as set forth in the written opinion, the merger consideration pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of shares of QES Common Stock (other than holders of QES Excluded Shares).
QES has not requested an updated opinion as of the date of this joint proxy statement/prospectus from TPH, and the QES Board does not expect to request an updated opinion prior to the completion of the merger. TPH does not assume any obligation to update, revise or reaffirm its opinion. TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH, only as of, the date of the opinion of TPH. Its opinion does not address the fairness of the Exchange Ratio, from a financial point of view, at the time the merger is completed. Changes in the operations and prospects of KLXE or QES, general economic, monetary, market and other conditions and other factors that may be beyond the control of KLXE and QES, and on which the opinion of TPH was based, may alter the value of KLXE or QES or the prices of shares of KLXE Common Stock or QES Common Stock by the time the merger is completed. The opinion of TPH does not speak as of any date other than the date of such opinion. For a description of the opinion that QES received from its financial advisor, please see “The Merger — Opinion of QES’s Financial Advisor.”
The opinion rendered to the KLXE Board by Goldman Sachs was necessarily based on economic, monetary, market and other conditions as in effect on, and the forecasts and other information made available to Goldman Sachs as of, the date of the opinion. As a result, the opinion does not reflect changes in events or circumstances after the date of such opinion. The KLXE Board has not requested, and does not expect to request, an updated opinion from Goldman Sachs reflecting changes in circumstances that may have occurred since the date of the opinion.
The opinion rendered to the KLXE Board by Goldman Sachs was provided for the information and assistance of the KLXE Board in connection with its consideration of the merger. The opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs, as of the date of the opinion. The KLXE Board has not requested an updated opinion as of the date of this joint proxy statement/prospectus from Goldman Sachs, and the KLXE Board does not expect to request an updated opinion prior to completion of the merger. Changes in the operations and prospects of KLXE or QES, general market and economic conditions and other factors that may be beyond the control of KLXE, and on which the opinion was based, may have altered the value of KLXE or the prices of KLXE Common Stock since the date of the opinion, or may alter such values and prices by the time the merger is completed. The opinion does not speak as of any date other than the date of the opinion. For a description of the opinion that Goldman Sachs rendered to the KLXE Board, see “The Merger — Opinion of KLXE’s Financial Advisor.”
KLXE and QES may be materially adversely affected by negative publicity related to the proposed merger and in connection with other matters.
From time to time, political and public sentiment in connection with the proposed merger and in connection with other matters could result in a significant amount of adverse press coverage and other adverse public statements affecting KLXE and QES. Adverse press coverage and other adverse statements, whether or not driven by political or public sentiment, may also result in investigations by regulators, legislators and law enforcement officials or in legal claims. Responding to these investigations and lawsuits, regardless of the ultimate outcome of the proceeding, can divert the time and effort of senior management from the management of KLXE’s and QES’s respective businesses. Addressing any adverse publicity, governmental scrutiny or enforcement or other legal proceedings is time consuming and expensive and, regardless of the factual basis for the assertions being made, can have a negative impact on the reputation of KLXE and QES, on the morale and performance of their employees and on their relationships with their respective regulators. It may also have a negative impact on their ability to take timely advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on KLXE’s and QES’s respective businesses, financial condition, results of operations and cash flows.
The directors and executive officers of KLXE and QES have interests and arrangements that may be different from, or in addition to, those of KLXE and QES stockholders generally.
When considering the recommendations of the KLXE Board or the QES Board, as applicable, with respect to the proposals described in this joint proxy statement/prospectus, stockholders should be aware that the directors and executive officers of each of KLXE and QES have interests in the merger that are different from, or in addition to, those of KLXE stockholders and QES stockholders generally. These interests include the continued employment of certain executive officers of QES, the continued service of certain directors of QES and KLXE as directors of KLXE, the treatment in the merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, and the right to continued indemnification of former QES and KLXE directors and officers by KLXE.
KLXE stockholders and QES stockholders should be aware of these interests when they consider the recommendations of the KLXE Board and the QES Board, respectively, that they vote to adopt the KLXE Share Issuance Proposal, in the case of KLXE, or that they adopt the QES Merger Proposal, in the case of QES. The KLXE Board was aware of these interests when it approved and declared advisable the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement and recommended that KLXE stockholders approve the KLXE Share Issuance Proposal. The interests of KLXE’s directors and executive officers are described in more detail in “The Merger — Interests of KLXE’s Directors and Executive Officers in the Merger.” The QES Board was aware of these interests when it approved and declared advisable the Merger Agreement, the merger and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, determined that the Merger Agreement, the merger and the transactions contemplated by the Merger Agreement were fair to, and in the best interests of, QES and QES stockholders and recommended that QES stockholders approve the QES Merger Proposal. The interests of QES directors and executive officers are described in more detail in “The Merger — Interests of QES’s Directors and Executive Officers in the Merger.”

KLXE or QES may waive one or more of the closing conditions without re-soliciting stockholder approval.
KLXE or QES may determine to waive, in whole or part, one or more of the conditions to closing the merger prior to KLXE or QES, as the case may be, being obligated to consummate the merger. KLXE and QES currently expect to evaluate the materiality of any waiver and its effect on KLXE or QES stockholders, as applicable, in light of the facts and circumstances at the time, to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger or to re-solicit stockholder approval or amending or supplementing this joint proxy statement/prospectus as a result of a waiver will be made by KLXE or QES, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
As of the record date for the QES Special Meeting, the QES Principal Stockholders will own a sufficient number of votes to approve the QES Merger Proposal without the vote of any other QES stockholder.
Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (together, the “QES Principal Stockholders”) collectively own approximately 76% of the issued and outstanding shares of QES Common Stock. In connection with the execution of the Merger Agreement, the QES Principal Stockholders entered into the QES Support Agreement. Pursuant to the QES Support Agreement, subject to the terms and conditions set forth therein, the QES Principal Stockholders each have committed to vote all of the shares of QES Common Stock they beneficially own in favor of the QES Merger Proposal, and have the requisite number of votes to approve the QES Merger Proposal without the approval of any other QES stockholder.
KLXE stockholders and QES stockholders will not be entitled to appraisal rights in the merger or the reverse stock split.
Under Delaware law, holders of KLXE Common Stock and holders of QES Common Stock do not have appraisal rights in connection with the merger or the reverse stock split, as more fully described in “The Merger — No Appraisal Rights.”
There are various provisions of the Merger Agreement and related documents that restrict the ability of either party to seek alternative transactions or to terminate the merger.
The Merger Agreement contains “no shop” provisions that restrict each of KLXE’s and QES’s ability to, among other things, solicit or pursue alternative Acquisition Proposals, as described in “The Merger Agreement — Covenants — No Solicitation of Acquisition Proposals.” There are only limited circumstances under which the Merger Agreement would permit the KLXE Board or the QES Board to withhold, withdraw, qualify or modify the KLXE recommendation or the QES recommendation, as applicable (each as defined in “The Merger Agreement — Representations and Warranties”). The Merger Agreement also provides that in certain circumstances, either party may owe the other a termination fee of $3,000,000 if the Merger Agreement is terminated, as more fully described in “The Merger Agreement — Termination of the Merger Agreement.”
The QES Support Agreement includes covenants that, with limited exceptions, require the QES Principal Stockholders (which collectively own approximately 76% of the outstanding shares of QES Common Stock) to vote all of their shares in favor of the QES Merger Proposal and against actions that may impair or impede the transactions contemplated by the Merger Agreement. For specific details, please see “The Merger Agreement — QES Support Agreement.”
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the Exchange Ratio, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee and expense reimbursement provisions of the Merger Agreement.

Each of KLXE and QES will incur transaction and merger-related expenses in connection with the merger.
KLXE and QES have incurred and expect to incur a number of non-recurring costs associated with consummating the merger and combining the operations of the two companies. These costs and expenses include fees paid to financial, legal and accounting advisors, potential employment-related costs, filing fees, printing expenses and other related charges. Some of these costs are payable by KLXE or QES regardless of whether the merger is completed.
Following completion of the merger, KLXE and QES will also incur integration costs related to the merger. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. Although KLXE and QES expect that the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses may offset incremental transaction and merger-related costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by KLXE or QES even if the merger is not completed. While both KLXE and QES have assumed that certain expenses would be incurred in connection with the merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.
Litigations filed against KLXE, the KLXE Board, certain of KLXE’s subsidiaries, QES and the QES Board could prevent or delay the consummation of the merger or result in the payment of damages following completion of the merger.
In connection with the merger, a purported stockholder of KLXE filed a putative federal class action complaint on behalf of himself and the public stockholders of KLXE against KLXE, the KLXE Board, certain of KLXE’s subsidiaries and QES, two purported stockholders of KLXE filed complaints against KLXE and the KLXE Board, and two purported stockholders of QES filed complaints against QES and the QES Board. Among other relief, the complaints seek to enjoin the defendants from proceeding with the proposed merger, orders directing the defendants to disseminate a registration statement that is free from material misstatement and omissions, awards of the plaintiffs’ costs of the actions, including attorneys’ and experts’ fees, and such other and further relief as the courts may deem just and proper. The outcome of the litigations is uncertain. If a dismissal is not granted or a settlement is not reached, these lawsuits could prevent or delay completion of the merger and result in substantial costs to KLXE and QES, including any costs associated with indemnification. Additional lawsuits in connection with the merger may be filed against KLXE and QES and/or their respective directors and officers, which additional lawsuits could also prevent or delay the consummation of the merger and result in additional costs to KLXE and QES. The ultimate resolution of these lawsuits cannot be predicted with certainty, and an adverse ruling in any such lawsuit may cause the merger to be delayed or not to be completed, which could cause KLXE and QES not to realize some or all of the anticipated benefits of the merger. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. KLXE and QES believe the claims are meritless, but cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from these lawsuits. See “The Merger — Legal Proceedings Related to the Merger.”
Risks Related to the Proposed Reverse Stock Split
The proposed reverse stock split may not increase KLXE’s stock price over the long-term.
One of the KLXE shareholder proposals is the KLXE Reverse Stock Split Proposal. The merger is not conditioned on the adoption of this shareholder proposal. One of the purposes of the proposed reverse stock split is to increase the per-share market price of the KLXE Common Stock in order to ensure that KLXE continues to comply with the continued listing requirements of Nasdaq. It cannot be assured, however, that the proposed reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of KLXE Common Stock will proportionally increase the market price of KLXE Common Stock, it cannot be assured that the proposed reverse stock split will result in any permanent or sustained increase in the market price of KLXE Common Stock following the Effective Time of the merger, which is dependent upon many factors, including

KLXE’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of KLXE might meet the continued listing requirements of Nasdaq, it cannot be assured that it will continue to do so.
The proposed reverse stock split may decrease the liquidity of KLXE’s Common Stock.
Although the KLXE Board believes that the anticipated increase in the market price of KLXE’s Common Stock could encourage interest in KLXE Common Stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for KLXE Common Stock.
The proposed reverse stock split may lead to a decrease in KLXE’s overall market capitalization.
Should the market price of KLXE’s Common Stock decline after the proposed reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed reverse stock split. The reverse stock split may be viewed negatively by the market and, consequently, may lead to a decrease in KLXE’s overall market capitalization. If the per share market price does not increase in proportion to the proposed reverse stock split ratio, then the value of KLXE, as measured by its stock market capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of KLXE Common Stock will remain the same after the proposed reverse stock split is effected, or that the proposed reverse stock split will not have an adverse effect on the stock price of KLXE Common Stock due to the reduced number of shares outstanding after the proposed reverse stock split.
Risks Relating to the Combined Company
Recent declines in crude oil prices to record low levels as a result of the outbreak of the novel strain of coronavirus (“COVID-19”) and a significantly oversupplied crude oil market have negatively impacted demand for the products and services of KLXE and QES, and are expected to continue to negatively impact demand for the products and services of KLXE, QES and the combined company, which may result in a material negative impact on the combined company’s results of operations, financial position and liquidity.
The COVID-19 outbreak in the United States and globally, together with the recent significant decline in commodity prices due primarily to the recent actions of OPEC and other oil producing nations (“OPEC+”), have adversely affected, and are expected to continue to adversely affect, both the price of and demand for crude oil and the combined company’s business operations. Oil demand significantly deteriorated as a result of the COVID-19 pandemic and corresponding preventative measures taken around the world to mitigate its spread, including “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19.
In the midst of the ongoing COVID-19 pandemic, OPEC+ were unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. The convergence of the COVID-19 pandemic and the crude oil production increases caused the unprecedented dual impact of global oil demand decline and the risk of a substantial increase in supply. While OPEC+ agreed in April 2020 to cut production, downward pressure on commodity prices has remained and could continue for the foreseeable future.
While the U.S. Department of Homeland Security and various local orders have identified the energy industry as critical to the U.S. infrastructure, generally allowing certain of the operations of KLXE, QES and their customers to continue, the operations of KLXE and QES, and those of their respective customers, have been and will likely continue to be disrupted in various ways. The recent decline in commodity prices has and could continue to adversely affect the demand and pricing for the services provided by KLXE, QES, and the combined company. Customers who are experiencing significant downstream capacity and near-term storage constraint may be forced or elect to shut-in some or all of their production or delay or discontinue drilling plans, which would result in a further decline in demand for oilfield services. Additionally, demand for the combined company’s services will likely be significantly affected in the event of a global recession due to the reduction in oil prices and the ongoing effects of COVID-19, with the possibility of numerous bankruptcies of E&P companies during 2020.
Additionally, in an effort to minimize the spread of illness, KLXE, QES and their respective customers have implemented various worksite restrictions in order to minimize contact among personnel. Certain travel restrictions and flight cancellations have also slowed personnel travel and equipment delivery to certain customer locations.
The COVID-19 pandemic, coupled with the global crude oil supply and demand imbalance and resulting decline in crude oil prices, has significantly impacted the value of KLXE Common Stock and of QES Common Stock, which may reduce the ability of KLXE, QES or the combined company to access capital in the bank and capital markets, which could in the future negatively affect the combined company’s liquidity. In addition, a recession or long-term market correction resulting from the COVID-19 pandemic could in the future further materially affect the value of KLXE Common Stock, affect the combined company’s access to capital and affect the combined company’s business in the near and long-term. The borrowing base of the combined company’s ABL Facility will be dependent upon its receivables, which may be significantly lower in the future due to reduced activity levels or decreases in pricing for its services. In addition, if the combined company’s customers experience financial distress due to the current market conditions, they could default on their payments owed to the combined company and create a credit risk on collecting receivables.
The COVID-19 pandemic continues to rapidly evolve. The extent to which COVID-19 and depressed crude oil prices will impact the combined company’s results, financial position and liquidity will depend on future developments, which are highly uncertain and cannot be predicted.
The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on KLXE’s business and operations. Third parties may terminate or alter existing contracts or relationships with KLXE or QES.
As a result of the merger, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
KLXE and QES also have contracts with vendors, landlords, licensors and other business partners which may require KLXE or QES, as applicable, to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs, and lose rights that may be material to the business of the combined company. In addition, third parties with whom KLXE or QES currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the merger or by a termination of the Merger Agreement.
The combined company may fail to realize the anticipated benefits of the merger.
The success of the merger will depend on, among other things, the combined company’s ability to combine the KLXE and QES businesses in a manner that realizes anticipated synergies and meets or exceeds the forecasted stand-alone cost savings and revenue growth trends anticipated by each company. On a combined basis, the combined company expects to benefit from significant synergies, based on cost reductions, through rationalizing KLXE’s corporate headquarters in Wellington, Florida, combining KLXE and QES Houston-area locations, consolidating redundant facilities in key basins and reducing field expenses. If the combined company is not able to successfully achieve these objectives, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.
The combined company must achieve the anticipated savings and synergies in a timely manner and without adversely affecting current revenues and investments in future growth. In addition, the combined company must successfully combine the businesses of KLXE and QES in a manner that permits the anticipated savings and synergies to be realized. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. A variety of factors may adversely affect the combined company’s ability to realize the currently expected operating synergies, savings and other benefits of the merger.
The failure to successfully integrate the businesses and operations of KLXE and QES in the expected time frame may adversely affect the combined company’s future results.
KLXE and QES have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key KLXE employees or key QES employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of KLXE and QES in order to realize the anticipated benefits of the merger so the combined company performs as expected:
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combining the companies’ operations and corporate functions;

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combining the businesses of KLXE and QES, in a manner that permits the combined company to achieve any cost savings or revenue synergies anticipated to result from the merger, including, specifically, achieving the anticipated annualized run-rate cost synergies of at least $40 million within 12 months, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

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reducing additional and unforeseen expenses such that integration costs more than anticipated;

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avoiding delays in connection with the merger or the integration process;

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integrating personnel from the two companies and minimizing the loss of key employees;

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integrating and unifying the offerings and services available to customers;

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identifying and eliminating redundant and underperforming functions and assets;

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harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

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addressing possible differences in business backgrounds, corporate cultures and management philosophies;

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consolidating the companies’ administrative and information technology infrastructure and financial systems;

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coordinating distribution and marketing efforts; and

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establishing the combined company’s headquarters in Houston, Texas.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.
Furthermore, the KLXE Board and executive leadership of KLXE will consist of former directors from each of KLXE and QES and former executive officers from QES. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.
The unaudited pro forma condensed combined financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of the combined company’s results of operations or financial condition following the closing of the proposed merger.
This joint proxy statement/prospectus includes unaudited pro forma condensed combined financial information for the combined company, which give effect to the merger and should be read in conjunction with the financial statements and accompanying notes of KLXE ad QES, which are included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information contained in this joint proxy statement/prospectus is presented for illustrative purposes only and should not be considered to be an indication of the combined company’s results of operations or financial condition following the closing of the merger. The unaudited pro forma condensed combined financial information has been derived from the historical financial statements of KLXE and QES and adjustments, assumptions and preliminary estimates have been made in connection with the preparation of this information. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments, assumptions and estimates are difficult to make with accuracy.
Moreover, the unaudited pro forma condensed combined financial information does not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in coordinating the operations of KLXE and QES are not reflected in the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information does not include, among other things, estimated cost synergies, adjustments related to restructuring or integration activities, future acquisitions or disposals not yet known or probable, or impacts of merger-related change in control provisions that are currently not factually supportable and/or probable of occurring.
As a result, the actual results of operations and financial condition of the combined company following the closing of the merger may not be consistent with, or evident from, this unaudited pro forma condensed combined financial information. The assumptions used in preparing the unaudited pro forma condensed combined financial information may not prove to be accurate, and other factors may affect the combined company’s results of operations or financial condition following the closing of the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the price of the KLXE Common Stock following the closing of the merger.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is based on the best information available, which in part includes a number of estimates and assumptions. These estimates and assumptions may prove not to be accurate, and accordingly, the unaudited pro forma condensed combined financial information should not be assumed to be indicative of what the combined company’s financial condition, results of operations or cash flows actually would have been as a stand-alone company or to be a reliable indicator of what the combined company’s financial condition or results of operations may actually be in the future.
The financial analyses and forecasts considered by KLXE, QES and their respective financial advisors may not be realized, which may adversely affect the market price of the KLXE Common Stock following the closing of the merger.
This joint proxy statement/prospectus includes certain financial forecasts considered by KLXE and QES in connection with their respective businesses. In addition, in performing their financial analyses and rendering their opinions regarding the fairness, from a financial point of view, of the merger consideration, KLXE’s and QES’s financial advisors relied on, among other things, internal stand-alone financial analyses and forecasts provided by KLXE and QES, respectively. None of these analyses or forecasts were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, U.S. GAAP or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of KLXE and QES. Important factors that may affect the actual results of KLXE and QES and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to KLXE’s and QES’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus.
In addition, the financial forecasts also reflect assumptions that are subject to change and do not reflect revised prospects for KLXE’s and QES’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that KLXE’s, QES’s, or the combined company’s financial condition or results of operations will be consistent with those set forth in such analyses and forecasts. For more information please see “The Merger — Certain Unaudited Prospective Financial and Operating Information.”
The QES Principal Stockholders will own a substantial portion of the outstanding KLXE Common Stock upon completion of the merger, and their interests may conflict with those of other KLXE stockholders.
The QES Principal Stockholders will own, on a combined basis, approximately 30% of the KLXE Common Stock upon completion of the merger. As a result, if acting as a group on a combined basis, the QES Principal Stockholders may be able to exert significant influence on matters requiring KLXE stockholder approval, including the election of directors, changes to the KLXE Charter and significant corporate transactions. This concentration of ownership may make it less likely that any other holder or group of holders of KLXE Common Stock will be able to affect the way the combined company is managed or the direction of its business. The interests of the QES Principal Stockholders with respect to matters potentially or actually involving or affecting KLXE, such as future acquisitions or attempts to acquire KLXE, may conflict with the interests of KLXE’s other stockholders.
The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control, or limiting the ability of KLXE’s other stockholders to approve transactions that they may deem to be in the best interests of the combined company. Moreover, the QES Principal Stockholders’ concentration of stock ownership may adversely affect the trading price of the KLXE Common Stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.
Any acquisitions, partnerships or joint ventures that the combined company enters into could disrupt its operations and have a material adverse effect on its business, financial condition and results of operations.
KLXE’s strategy is to evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties. KLXE may not be successful in identifying acquisition, partnership and joint venture candidates. In addition, KLXE may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that it acquires or with which it forms a partnership or joint venture. The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Any acquisition, partnership or joint venture may not be successful, may reduce KLXE’s cash reserves, may negatively affect its earnings and financial performance and, to the extent financed with the proceeds of debt, may increase its indebtedness. KLXE cannot ensure that any acquisition, partnership or joint venture it makes will not have a material adverse effect on its business, financial condition and results of operations.

If the combined company fails to continue to meet all applicable listing requirements, the KLXE Common Stock may be delisted from The Nasdaq Global Select Market, which could have an adverse impact on the liquidity and trading price of the KLXE Common Stock.
The KLXE Common Stock is currently listed on The Nasdaq Global Select Market, which has qualitative and quantitative listing criteria. If the combined company is unable to meet any of the Nasdaq listing requirements in the future, including, for example, if the closing bid price for the KLXE Common Stock falls below $1.00 per share for 30 consecutive trading days, Nasdaq could determine to delist the KLXE Common Stock. A delisting of the KLXE Common Stock could negatively impact the combined company by, among other things, reducing the liquidity and market price of KLXE Common Stock, reducing the number of investors willing to hold or acquire KLXE Common Stock, which could negatively impact the combined company’s ability to raise equity financing or to use KLXE Common Stock as consideration for acquisitions, decreasing the amount of news and analyst coverage of the combined company, and limiting the combined company’s ability to issue additional securities or obtain additional financing in the future.
The trading price and volume of the KLXE Common Stock may be volatile following the merger.
The trading price and volume of the KLXE Common Stock may be volatile following completion of the merger. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of the KLXE Common Stock. As a result, you may suffer a loss on your investment.
The market for KLXE Common Stock will depend on a number of conditions, most of which the combined company cannot control, including:
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general economic conditions within the U.S. and internationally, including changes in interest rates;

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general market conditions, including fluctuations in commodity prices;

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domestic and international economic, legal and regulatory factors unrelated to the combined company’s performance;

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changes in oil and natural gas prices;

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actual or anticipated fluctuations in the combined company’s quarterly and annual results and those of its competitors;

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quarterly variations in the rate of growth of the combined company’s financial indicators, such as revenue, EBITDA, net income and net income per share;

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the businesses, operations, results and prospects of the combined company;

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the operating and financial performance of the combined company;

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future mergers and strategic alliances;

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market conditions in the oil industry;

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changes in government regulation, taxes, legal proceedings or other developments;

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shortfalls in the combined company’s operating results from levels forecasted by securities analysts;

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investor sentiment toward the stock of oilfield services companies;

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changes in revenue or earnings estimates, or changes in recommendations by equity research analysts;

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failure of the combined company to achieve the perceived benefits of the merger, including financial results and anticipated synergies, as rapidly as or to the extent anticipated by financial or industry analysts;

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speculation in the press or investment community;

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the failure of research analysts to cover the combined company common stock;

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sales of KLXE Common Stock by the combined company, large stockholders or management, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations or standards;

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announcements concerning the combined company or its competitors;

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public reaction to the combined company’s press releases, other public announcements and filings with the SEC;

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strategic actions taken by competitors;

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actions taken by the combined company stockholders;

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additions or departures of key management personnel;

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maintenance of acceptable credit ratings or credit quality;

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the general state of the securities markets; and

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the risk factors described in this joint proxy statement/prospectus and the documents included in this joint proxy statement/prospectus.

These and other factors may impair the market for the KLXE Common Stock and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the KLXE Common Stock to fluctuate substantially, which may negatively affect the price and liquidity of the KLXE Common Stock. Many of these factors and conditions are beyond the control of the combined company or the combined company stockholders.
Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against the combined company, could result in very substantial costs, divert management’s attention and resources and harm the combined company’s business, operating results and financial condition.
Future sales or issuances of KLXE Common Stock, including sales by the QES Principal Stockholders, could have a negative impact on the KLXE Common Stock price.
Upon the closing of the merger, the QES Principal Stockholders will own, directly or indirectly, approximately 30% of the KLXE Common Stock. Sales of KLXE Common Stock by the QES Principal Stockholders or the perception that sales may be made by the QES Principal Stockholders, could significantly reduce the market price of the KLXE Common Stock.
Pursuant to the terms and conditions of the Registration Rights Agreement, the QES Principal Stockholders will be entitled to registration rights with respect to their KLXE Common Stock. If the QES Principal Stockholders exercise their registration rights, the market price of shares of KLXE Common Stock may be adversely affected.
Combined company stockholders may experience dilution in the future.
The percentage ownership of combined company stockholders may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that the combined company may grant to its directors, officers and employees. Such issuances may have a dilutive effect on the combined company’s earnings per share, which could adversely affect the market price of the KLXE Common Stock.
Certain employees of QES will have rights to purchase or receive shares of KLXE Common Stock after the merger as a result of the conversion of their QES equity awards into KLXE equity awards. The conversion of these QES equity awards into KLXE equity awards is described in further detail in the section entitled “The Merger Agreement — Treatment of QES Equity Awards.” The issuance of shares of KLXE Common Stock pursuant to these awards will dilute the percentage ownership of combined company stockholders. It is also expected that, from time to time after the closing of the merger, the KLXE Compensation Committee (which committee, as referenced herein, shall consist of such members as constituted following the consummation of the merger) will grant additional equity awards to employees and directors of the combined company under the combined company’s compensation and employee benefit plans. These additional equity awards will have a dilutive effect on the combined company’s earnings per share, which could adversely affect the market price of the KLXE Common Stock.
In addition, the combined company’s certificate of incorporation will authorize the combined company to issue, without the approval of stockholders, one or more classes or series of preferred stock having such designations, powers, preferences and relative, participating, optional and other special rights, including preferences over KLXE Common Stock with respect to dividends and distributions, as the KLXE Board generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of the KLXE Common Stock. For example, the repurchase or redemption rights or liquidation preferences that could be assigned to holders of preferred stock could affect the residual value of the KLXE Common Stock. For more information, see “Description of KLXE Capital Stock.”
Certain provisions contained in KLXE’s amended and restated certificate of incorporation and amended and restated bylaws, and certain provisions of Delaware law, may prevent or delay an acquisition of the combined company or other strategic transactions, which could decrease the trading price of the KLXE Common Stock.
The KLXE Charter and the KLXE Bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with the KLXE Board rather than to attempt a hostile takeover.
In addition, because KLXE has not chosen to be exempt from Section 203 of the DGCL, this provision could also delay or effectively prevent a change of control that some stockholders may favor. In general, Section 203 provides that, subject to limited exceptions, persons that, together with their affiliates and associates, acquire ownership of 15% or more of the outstanding voting stock of a Delaware corporation shall not engage in any “business combination” with that corporation or its subsidiaries, including any merger or various other transactions, for a three-year period following the date on which that person became the owner of 15% or more of the corporation’s outstanding voting stock.
KLXE believes these provisions could help to protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with the KLXE Board and by providing the KLXE Board with more time to assess any acquisition proposal. These provisions are not intended to make the combined company immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or effectively prevent an acquisition that the KLXE Board determines is not in the best interests of the combined company and its stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Covenants contained in the agreements governing the indebtedness of KLXE will impose restrictions on KLXE and certain of its subsidiaries that may affect their ability to operate their businesses.
The agreements that govern the indebtedness of KLXE will contain various affirmative and negative covenants. Such covenants will, subject to certain significant exceptions, restrict the ability of KLXE and certain of its subsidiaries to, among other things, incur liens, incur debt, engage in mergers, consolidations and acquisitions, transfer assets outside the ordinary course of business, make loans or other investments, pay dividends, repurchase equity interests, make other payments with respect to equity interests, repay or repurchase subordinated debt and engage in affiliate transactions. In addition, the agreements governing the existing indebtedness of KLXE contain financial covenants that would require the combined company to maintain certain financial ratios under certain circumstances. The ability of KLXE and its subsidiaries to comply with these provisions may be affected by events beyond their control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate KLXE’s repayment obligations.
If securities or industry analysts do not publish research or reports about the combined company’s business, if they adversely change their recommendations regarding the combined company common stock or if the combined company’s operating results do not meet their expectations, the KLXE Common Stock price and trading volume could decline.
The trading market for the KLXE Common Stock will depend in part on the research and reports that securities or industry analysts publish about the combined company or its businesses. While securities and industry analysts currently cover KLXE and QES, securities and industry analysts may not publish research on the combined company. If no securities or industry analysts provide coverage of the combined company, the trading price for the KLXE Common Stock would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover the combined company downgrade its securities or publish inaccurate or unfavorable research about its businesses, or if the combined company’s operating results do not meet analyst expectations, the KLXE Common Stock price would likely decline. If one or more of these analysts cease coverage of the combined company or fail to publish reports on the combined company regularly, demand for KLXE Common Stock could decrease, which might cause the KLXE Common Stock price and trading volume to decline.
Declaration, payment and amounts of dividends, if any, distributed to stockholders of KLXE will be uncertain.
KLXE does not currently intend to pay dividends. Whether any dividends are declared or paid to stockholders of KLXE following the merger, and the amounts of any such dividends that are declared or paid, are uncertain and depend on a number of factors. If dividends are paid to stockholders of KLXE, they may not be of the same amount as any dividends paid by KLXE or QES to their respective stockholders prior to the Effective Time. The KLXE Board will have the discretion to determine the dividend policy of KLXE, which may be impacted by any of the following factors:
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KLXE may not have enough cash to pay such dividends or to repurchase shares due to its cash requirements, capital spending plans, cash flow or financial position;

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decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the KLXE Board, which could change its dividend practices at any time and for any reason;

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KLXE’s desire to maintain or improve the credit ratings on its debt; and

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the amount of dividends that KLXE may distribute to its stockholders is subject to restrictions under Delaware law and is limited by restricted payment and leverage covenants in KLXE’s credit facilities and indenture and, potentially, the terms of any future indebtedness that KLXE may incur.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
Risks Relating to KLXE’s Business
See Part I, Item 1A — Risk Factors, in KLXE’s Annual Report on Form 10-K for the year ended January 31, 2020 which is incorporated herein and attached as Annex I and Part I, Item 1A — Risk Factors, in KLXE's Quarterly Report on Form 10-Q for the three months ended April 30, 2020, which is incorporated herein and attached as Annex O..
Risks Relating to QES’s Business
See Part I, Item 1A — Risk Factors, in QES’s Annual Report on Form 10-K for the year ended December 31, 2019 which is incorporated herein and attached as Annex P and Part I, Item 1A — Risk Factors, in QES’s Quarterly Report on Form 10-Q for the three months ended March 31, 2020, which is incorporated herein and attached as Annex V.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus and the documents to which KLXE and QES refer you to in this joint proxy statement/prospectus, as well as oral statements made or to be made by KLXE and QES, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the safe harbor provisions, with respect to the businesses, strategies and plans of KLXE and QES, their expectations relating to the merger and their future financial condition and performance. Statements included in this joint proxy statement/prospectus that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of the management of each of KLXE and QES. Words such as “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. KLXE and QES caution investors that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are outside KLXE’s and QES’s control, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:
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the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require KLXE or QES to pay to the other party a termination fee;

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the stock price for KLXE Common Stock and QES Common Stock could change before the completion of the merger, including as a result of uncertainty as to the long-term value of KLXE Common Stock following the consummation of the merger or as a result of broader stock market movements;

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the inability to complete the merger due to the failure, or unexpected delays, of KLXE stockholders to approve the issuance of shares pursuant to the Merger Agreement, or of QES stockholders to adopt the Merger Agreement, or the failure to satisfy other conditions to the completion of the merger;

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delays in closing, or the failure to close, the merger for any reason could negatively impact KLXE or QES;

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risks that the merger and the other transactions contemplated by the Merger Agreement disrupt current plans and operations that may harm KLXE’s or QES’s respective businesses;

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uncertainties as to the timing of the consummation of the merger;

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difficulties or delays in integrating the businesses of KLXE and QES following completion of the merger or fully realizing the anticipated synergies and other benefits expected from the merger;

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the ability to obtain or renew customer contracts and changes in customer requirements in the markets KLXE and QES serve;

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certain restrictions during the pendency of the merger that may impact the ability of KLXE or QES to pursue certain business opportunities or strategic transactions;

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the outcome of any legal proceedings that have been or may be instituted against KLXE, QES and/or others relating to the merger;

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risks related to the diversion of the attention and time of the KLXE or QES management teams from ongoing business concerns;

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competitive responses to the proposed merger;

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the risk that the merger and any announcement relating to the merger could have an adverse effect on the ability of KLXE or QES to retain and hire key personnel or maintain relationships with customers, suppliers, vendors, or other third parties, standing with regulators, the U.S. government or other governments, or on KLXE’s or QES’s respective operating results and businesses generally;

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the amount of any costs, fees, expenses, impairments or charges related to the merger;

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the potential dilution of QES stockholders’ and KLXE stockholders’ ownership percentage of KLXE as a result of the merger;

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events and developments beyond QES’s and KLXE’s control, such as changes in oil prices and acts of terrorism;

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legislative, regulatory and economic developments;

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the effects of the coronavirus (COVID-19) pandemic on KLXE’s and QES’s business and on the global and U.S. economies generally;

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the effects of other global or national health pandemics, epidemics or concerns; and

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the potential dilution of KLXE’s earnings per share as a result of the merger.

For further discussion of these and other risks, contingencies and uncertainties applicable to KLXE and QES, please see “Risk Factors.”
All subsequent written or oral forward-looking statements attributable to KLXE or QES or any person acting on behalf of either company are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither KLXE nor QES is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, except as may be required by law.

THE PARTIES TO THE MERGER
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
Telephone: 561) 383-5100
KLXE is a leading provider of completion, intervention and production services and products to the major onshore oil and gas producing regions of the United States. KLXE offers a range of differentiated, complementary technical services and related tools and equipment in challenging environments that provide “mission critical” solutions for its customers throughout the life cycle of the well. Shares of KLXE Common Stock are traded on Nasdaq under the symbol “KLXE.” Additional information about KLXE and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, market risk, executive compensation and related party transactions is set forth in KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, and KLXE’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which are each incorporated herein and attached as Annex I and J, respectively, to this joint proxy statement/prospectus.
For more information about KLXE, please visit KLXE’s website at www.KLXenergy.com. The information contained on KLXE’s website or accessible through it does not constitute a part of this joint proxy statement/prospectus.
Quintana Energy Services Inc.
1415 Louisiana, Suite 2900
Houston, TX 77002
Telephone: (832) 518-4094
QES is a provider of diversified oilfield services to leading onshore oil and natural gas exploration and production companies operating in both conventional and unconventional plays in all of the active major basins throughout the U.S. QES’s primary services include directional drilling, snubbing, coiled tubing, wireline services and pressure pumping. QES offers a complementary suite of products and services to a broad customer base that is supported by in-house manufacturing, repair and maintenance capabilities. QES Common Stock is listed on the NYSE under the ticker symbol “QES.” Additional information about QES and its subsidiaries, including, but not limited to, information regarding its business, properties, legal proceedings, financial statements, financial condition and results of operations, executive compensation and related party transactions is set forth in QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and QES’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2020, which are incorporated herein and attached as Annex P and Annex Q, respectively, to this joint proxy statement/prospectus.
For more information about QES, please visit QES’s website at www.QESenergyservices.com. The information contained on QES’s website or accessible through it does not constitute a part of this joint proxy statement/prospectus.
Krypton Intermediate, LLC
1300 Corporate Center Way
Wellington, Florida 33414
Telephone: (561) 383-5100
Acquiror is an indirect wholly owned subsidiary of KLXE. Acquiror was formed by KLXE solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement.

Krypton Merger Sub, Inc.
1300 Corporate Center Way
Wellington, Florida 33414
Telephone: (561) 383-5100
Merger Sub is an indirect wholly owned subsidiary of KLXE. Merger Sub was formed by KLXE solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the Merger Agreement.

THE KLXE ANNUAL MEETING
General
This joint proxy statement/prospectus is first being mailed on or about June 29, 2020 and constitutes notice of the KLXE Annual Meeting in conformity with the requirements of the DGCL and the amended and restated bylaws of KLXE (the “KLXE Bylaws”).
This joint proxy statement/prospectus is being provided to KLXE stockholders as part of a solicitation of proxies by the KLXE Board for use at the KLXE Annual Meeting and at any adjournments or postponements of the KLXE Annual Meeting. KLXE stockholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding KLXE, the Merger Agreement and the transactions contemplated by the Merger Agreement.
Date, Time and Place
The KLXE Annual Meeting will be held on July 24, 2020, commencing at 10:30 a.m., Eastern Time. The KLXE Annual Meeting can be accessed by visiting www.meetingcenter.io/296843340, where KLXE stockholders will be able to participate and vote online. KLXE encourages its stockholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the registration instructions as outlined in this joint proxy statement/prospectus. The password for the KLXE Annual Meeting is KLXE2020. This joint proxy statement/prospectus is first being furnished to KLXE’s stockholders on or about June 29, 2020.
KLXE has chosen to hold the KLXE Annual Meeting solely via live webcast and not in a physical location given the current public health impact of COVID-19 and its desire to promote the health and safety of its stockholders, directors, officers, employees and other constituents.
Only stockholders of KLXE as of the close of business on the KLXE Record Date and those who hold a valid proxy for the KLXE Annual Meeting are entitled to participate in the KLXE Annual Meeting.
Purpose of the KLXE Annual Meeting
At the KLXE Annual Meeting, KLXE stockholders will be asked to consider and vote on (i) proposals related to the merger and (ii) annual meeting items.
Specifically, in respect of the merger, stockholders will be asked to approve:
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the KLXE Share Issuance Proposal, which is further described in the sections entitled “KLXE Proposal 1 — The KLXE Share Issuance Proposal” and “The Merger Agreement” beginning on pages 55 and 136, respectively;

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the KLXE Reverse Stock Split Proposal, which is further described in the section entitled “KLXE Proposal 2 — The KLXE Reverse Stock Split Proposal” beginning on page 57; and

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the KLXE LTIP Amendment Proposal, which is further described in the section entitled “KLXE Proposal 3 — The KLXE LTIP Amendment Proposal” beginning on page 62.

In respect of the annual meeting proposals, stockholders will be asked to approve:
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the KLXE Director Election Proposal, which is further described in the section entitled “KLXE Proposal 4 — The KLXE Director Election Proposal” beginning on page 70;

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the KLXE ESPP Amendment Proposal, which is further described in the sections entitled “KLXE Proposal 5 — The KLXE ESPP Amendment Proposal” beginning on page 74; and

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the KLXE Auditor Proposal, which is further described in the section entitled “KLXE Proposal 6 — Ratification of the Appointment of Independent Registered Public Accounting Firm” beginning on page 80.

In respect of adjournment of the KLXE Annual Meeting, stockholders will be asked to approve:

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the KLXE Adjournment Proposal, as further discussed under “KLXE Proposal 7 — The KLXE Adjournment Proposal” on page 83.

KLXE will transact no other business at the KLXE Annual Meeting except such business as may properly be brought before the KLXE Annual Meeting or any adjournments or postponements thereof.
KLXE stockholders must approve the KLXE Share Issuance Proposal as a condition to the completion of the merger. If KLXE stockholders fail to approve the KLXE Share Issuance Proposal, the merger will not occur. The votes on the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal are each a vote separate and apart from the votes to approve the KLXE Share Issuance Proposal. Accordingly, a stockholder may vote to approve the KLXE Share Issuance Proposal and vote not to approve any or all of the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal, and vice versa.
Other than the matters described above, KLXE does not expect a vote to be taken on any other matters at the KLXE Annual Meeting or any adjournment or postponement thereof. However, if any other matters are properly brought before the KLXE Annual Meeting or any adjournment or postponement thereof for consideration, the holders of the proxies will have discretion to vote on such matters in accordance with their best judgment.
Recommendation of the KLXE Board
The KLXE Board has unanimously determined that it is in the best interests of the stockholders of KLXE to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement, the share issuance and the other transactions contemplated thereby. A description of factors considered by the KLXE Board in reaching its decision to approve and declare advisable the Merger Agreement can be found in “The Merger — Recommendation of the KLXE Board and Reasons for the Merger” beginning on page 99.
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal and “FOR” the KLXE LTIP Amendment Proposal.
KLXE stockholders’ approval of the KLXE Share Issuance Proposal is a condition for the merger to occur. If KLXE stockholders fail to approve the KLXE Share Issuance Proposal by the requisite vote, the merger will not occur.
In addition, the KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal and “FOR” the KLXE Adjournment Proposal.
Record Date; Stockholders Entitled to Vote
Only holders of KLXE Common Stock at the close of business on June 25, 2020, the record date for the KLXE Annual Meeting, will be entitled to notice of, and to vote at, the KLXE Annual Meeting or any adjournments or postponements of the KLXE Annual Meeting. At the close of business on the record date, 24,861,932 shares of KLXE Common Stock were issued and outstanding.
Holders of KLXE Common Stock are entitled to one vote for each share of KLXE Common Stock they own at the close of business on the record date.
Quorum
The presence at the KLXE Annual Meeting of the holders of a majority of the shares of KLXE Common Stock outstanding at the close of business on the KLXE Record Date and entitled to vote at the meeting will constitute a quorum. As a result, there must be 12,430,967 shares represented by proxy or by stockholders present and entitled to vote at the KLXE Annual Meeting in order to have a quorum. There must be a quorum for business to be conducted at the KLXE Annual Meeting. If a quorum does not exist, the chairman of the meeting or the stockholders, by the affirmative vote of a majority of the shares of KLXE Common Stock present or represented by proxy at the KLXE Annual Meeting, may adjourn the meeting to another place, date or time. Failure of a quorum to be represented at the KLXE Annual Meeting will necessitate an adjournment of the KLXE Annual Meeting and may subject KLXE to additional expense.
If you submit your proxy over the Internet or by telephone or submit a properly executed proxy card, even if you abstain from voting, your shares will be counted as present for purposes of determining whether a quorum exists at the KLXE Annual Meeting.
Required Vote
Approval of the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon.
Under the KLXE Bylaws, approval of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal requires the affirmative vote of the holders of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat, provided that a quorum is present. If no quorum is present at the KLXE Annual Meeting, the chairman of the meeting or the stockholders, by the affirmative vote of the holders of a majority of the shares of KLXE Common Stock present or represented by proxy at the KLXE Annual Meeting, may adjourn the KLXE Annual Meeting.
Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting pursuant to the KLXE Director Election Proposal, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast “for” the director. Abstentions and broker non-votes are excluded from the calculation of the vote results. In an uncontested election of directors, any incumbent director who receives a greater number of votes “against” their election than votes “for” their election shall promptly tender their resignation to the Chairman of the KLXE Board. The Chairman of the KLXE Board then recommends to the KLXE Board whether to accept or reject the resignation, and the KLXE Board must make a decision within 90 days after the date of the KLXE Annual Meeting at which the election took place. Any director who tenders a resignation does not participate in this decision. KLXE shall then make a public announcement of the KLXE Board’s decision to accept or reject the resignation.
Abstentions and Broker Non-Votes
An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting. At the KLXE Annual Meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. Abstaining from voting will have the same effect as voting “AGAINST” the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal.
If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” (i) the KLXE Share Issuance Proposal, (ii) the KLXE Reverse Stock Split Proposal, (iii) the KLXE LTIP Amendment Proposal, (iv) the KLXE Director Election Proposal, (v) the KLXE ESPP Amendment Proposal, (vi) the KLXE Auditor Proposal and (vii) the KLXE Adjournment Proposal.
Broker non-votes occur when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under NYSE rules the KLXE Auditor Proposal is, and we believe the KLXE Reverse Stock Split Proposal is, considered a “routine” matter. Brokers that hold your shares have discretionary authority to vote your shares without receiving instructions from you on “routine” matters. Under NYSE rules, the following matters are considered to be “non-routine” matters: the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE

Director Election Proposal, the KLXE ESPP Amendment Proposal and the KLXE Adjournment Proposal. Under NYSE rules, brokers that hold your shares therefore would not have discretionary authority to vote your shares without receiving instructions from you on such matters. Accordingly, if a beneficial owner of shares of KLXE Common Stock held in “street name” does not give voting instructions to the bank, broker or other nominee, there may be broker non-votes on such matters at the KLXE Annual Meeting.
Failure to Vote
If you are a stockholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the KLXE Annual Meeting, your shares will not be voted at the KLXE Annual Meeting, will not be counted as present in person or by proxy at the KLXE Annual Meeting and will not be counted as present for purposes of determining whether a quorum exists.
Under NYSE rules, banks, brokers and other nominees that hold shares in “street name” for their customers do not have discretionary voting authority with respect to the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal and the KLXE Adjournment Proposal. Accordingly, if you are the beneficial owner of shares held in “street name” and you do not issue voting instructions to your bank, broker or other nominee, your shares will not be voted at the KLXE Annual Meeting with respect to these matters. The failure to issue voting instructions to your bank, broker or other nominee, assuming your bank, broker or other nominee is present on your behalf at the KLXE Annual Meeting, will be the same as a vote “against” the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote “for” the KLXE Reverse Stock Split Proposal), the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal (except in the event your bank, broker or other nominee exercises its discretionary authority to vote “for” the KLXE Auditor Proposal) and the KLXE Adjournment Proposal, but will have no effect on the KLXE Director Election Proposal.
A failure to have your shares present at the KLXE Annual Meeting will have no effect on the outcome of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal (assuming a quorum is present, other than with respect to the KLXE Adjournment Proposal).
Voting by KLXE’s Directors and Executive Officers
At the close of business on June 25, 2020, directors and executive officers of KLXE were entitled to vote 2,286,098 shares of KLXE Common Stock, or approximately 9.2% of the shares of KLXE Common Stock issued and outstanding on that date. KLXE’s directors and executive officers have informed KLXE that they intend to vote their shares in favor of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and any other proposals to be considered at the KLXE Annual Meeting, although none of KLXE’s directors and executive officers is obligated to do so, other than Mr. Amin J. Khoury. Mr. Khoury has agreed to vote his shares of KLXE Common Stock in favor of the KLXE Share Issuance Proposal at the KLXE Annual Meeting. For more information, please see “The Merger Agreement — KLXE Support Agreement.”
Voting at the KLXE Annual Meeting
If your shares are registered directly in your name with KLXE’s transfer agent, you are considered a “stockholder of record” (also referred to in this joint proxy statement/prospectus as a “registered stockholder”), and there are four methods by which you may vote your shares at the KLXE Annual Meeting. You may attend the KLXE Annual Meeting and vote your shares, rather than signing and returning your proxy card, or you may cause your shares to be voted by authorizing the persons named as proxies on the proxy card to vote your shares at the KLXE Annual Meeting by returning the proxy card through the Internet, by telephone or by mail. If you choose to submit a proxy to vote your shares over the Internet or by telephone, there is no need for you to mail back your proxy card. Although KLXE offers four different voting methods, KLXE encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the KLXE Annual Meeting.
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To Submit a Proxy to Vote Over the Internet:   To submit a proxy to vote over the Internet, go to www.meetingcenter.io/296843340 and follow the steps outlined on the secured website. You will need the number included on your proxy card to obtain your records and to create an electronic voting instruction form. If you submit your proxy to vote over the Internet, you do not have to mail in a proxy card.

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To Submit a Proxy by Telephone:   To submit a proxy to vote by telephone, call toll-free 1-800-652-VOTE (8683) within the U.S., U.S. territories and Canada on a touch-tone telephone. Please have your proxy card available for reference because you will need the validation details that are located on your proxy card in order to submit your vote by proxy by telephone. If you submit your proxy to vote by telephone, you do not have to mail in a proxy card. If you choose to submit your vote via proxy by telephone, you must do so prior to 10:00 a.m., Eastern Time, on July 24, 2020.

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To Submit a Proxy by Mail:   To submit a proxy to vote by mail, complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage paid enveloped provided. If you sign and return your proxy card without indicating how you want your shares of KLXE Common Stock to be voted with regard to a particular proposal, your shares of KLXE Common Stock will be voted in favor of such proposal. If you return your proxy card without a signature, your shares will not be counted as present at the KLXE Annual Meeting and cannot be voted.

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To Vote at the KLXE Annual Meeting:   To vote during the KLXE Annual Meeting, go to www.meetingcenter.io/296843340 during the meeting and follow the instructions on the website. You will need your 16-digit control number to access the meeting and vote your shares at the meeting.

If your shares are held by your bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name” and you will receive a vote instruction form from your bank, broker or other nominee seeking instructions from you as to how your shares should be voted.
If you sign your proxy, but do not indicate how you wish to vote, your shares will be voted “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal, “FOR” the KLXE LTIP Amendment Proposal, “FOR” the KLXE Director Election Proposal, “FOR” the KLXE ESPP Amendment Proposal, “FOR” the KLXE Auditor Proposal and “FOR” the KLXE Adjournment Proposal.
Stockholders who are entitled to vote at the KLXE Annual Meeting may attend the KLXE Annual Meeting.
Revocation of Proxies
Other than with respect to Mr. Amin J. Khoury’s proxy to vote “FOR” the KLXE Share Issuance Proposal, which is subject to the KLXE Support Agreement, KLXE stockholders can change or revoke their proxy at any time before the final vote at the KLXE Annual Meeting. If you are the stockholder of record of your shares, you may revoke your proxy by:
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submitting another proxy over the Internet;

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submitting another proxy by telephone prior to 10:00 a.m., Eastern Time, on July 24, 2020;

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timely delivery of a written notice that you are revoking your proxy to KLXE’s Corporate Secretary;

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timely delivery of a valid, later-dated proxy; or

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attending the KLXE Annual Meeting and voting. Simply attending the KLXE Annual Meeting will not, by itself, revoke your proxy.

If you are the beneficial owner of shares held in “street name,” you should contact your bank, broker or other nominee with questions about how to change or revoke your voting instructions.
Solicitation of Proxies
The KLXE Board is soliciting your proxy in connection with the KLXE Annual Meeting, and KLXE will bear the cost of soliciting such proxies, except that KLXE and QES will share equally the costs of printing and filing this joint proxy statement/prospectus. Georgeson LLC has been retained by KLXE to assist with the solicitation of proxies. Georgeson LLC will be paid approximately $9,000, plus reimbursement of reasonable out-of-pocket expenses for these and related services in connection with the KLXE Annual Meeting. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through banks, brokers and other nominees to the beneficial owners of shares of KLXE Common Stock, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of KLXE’s directors, officers and employees, without additional compensation.
Adjournment
In addition to the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal and the KLXE Auditor Proposal, KLXE stockholders are also being asked to approve the KLXE Adjournment Proposal, which will enable the adjournment of the KLXE Annual Meeting for the purpose of soliciting additional votes in favor of any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, if there are not sufficient votes at the time of the KLXE Annual Meeting to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal. If a quorum is not present, the chairman of the meeting or the stockholders, by the affirmative vote of the holders of a majority of the shares of KLXE Common Stock present or represented by proxy at the KLXE Annual Meeting, may adjourn the KLXE Annual Meeting to another place, date or time. In addition, the KLXE Annual Meeting could be postponed before it commences. If the KLXE Annual Meeting is adjourned or postponed for the purpose of soliciting additional votes, stockholders who have already submitted their proxies will be able to revoke them at any time prior to the final vote on the proposals.
The KLXE Board unanimously recommends a vote “FOR” the KLXE Adjournment Proposal, if necessary or appropriate, to solicit additional proxies.
Inspector of Election
The KLXE Board has appointed Computershare to act as the inspector of election at the KLXE Annual Meeting.
No Appraisal Rights
KLXE stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger or the reverse stock split under Section 262 of the DGCL. For additional information, please see “The Merger — No Appraisal Rights.”
Householding of KLXE Annual Meeting Materials
Unless KLXE has received contrary instructions, KLXE may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if KLXE believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce KLXE’s expenses.
Questions
If you have more questions about the proposals being brought before the KLXE Annual Meeting or the merger, how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Georgeson LLC, KLXE’s proxy solicitor, by calling 1-800-509-1312 (for domestic and Canadian stockholders) or (781) 575-2137 (for international stockholders).

KLXE PROPOSAL 1 — SHARE ISSUANCE IN CONNECTION WITH THE MERGER
This joint proxy statement/prospectus is being furnished to you as a stockholder of KLXE as part of the solicitation of proxies by the KLXE Board for use at the KLXE Annual Meeting to consider and vote upon a proposal to approve the issuance of shares of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus.
Nasdaq Listing Rule 5635(a)(1) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock, among other things, in connection with the acquisition of the stock or assets of another company, if the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock, or 20% of the voting power outstanding before the issuance of stock. The issuance of the shares of KLXE Common Stock in the merger is expected to exceed the 20% threshold. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), KLXE must obtain the approval of the KLXE stockholders for the issuance of these shares of KLXE Common Stock in the merger.
Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), KLXE must obtain the approval of KLXE Stockholders for the potential change in control of KLXE resulting from the merger.
Nasdaq Listing Rule 5635(d) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance of 20.0% or more of the outstanding common stock (or securities convertible into or exercisable for shares of common stock) at a price less than the lower of (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement, or (ii) the average closing price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (the “Minimum Price”). Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(d), KLXE must obtain the approval of the KLXE stockholders for the issuance of the shares of KLXE Common Stock in the merger.
The KLXE Board, after due and careful discussion and consideration unanimously approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement, and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement, including the issuance of shares of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement, are appropriate, desirable and in the best interests of KLXE and its stockholders.
Required Vote of Stockholders
The KLXE Board accordingly unanimously recommends that KLXE stockholders vote “FOR” the issuance of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus. Approval of the KLXE Share Issuance Proposal is a condition to completion of the merger.
The vote on the KLXE Share Issuance Proposal is a vote separate and apart from the vote on the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal. Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and/or the KLXE Adjournment Proposal and vote not to approve the KLXE Share Issuance Proposal, and vice versa.

Assuming a quorum is present at the KLXE Annual Meeting, approval of the KLXE Share Issuance Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. An abstention, a broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the KLXE Share Issuance Proposal.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE SHARE ISSUANCE PROPOSAL

KLXE PROPOSAL 2 — AMENDMENT TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KLXE EFFECTING THE REVERSE STOCK SPLIT
General
KLXE is asking its stockholders to approve an amendment to the amended and restated certificate of incorporation of KLXE effecting the reverse stock split of KLXE Common Stock at a ratio anywhere in the range between one new share for every five shares and one new share for every ten shares outstanding. The KLXE Board will determine the actual reverse stock split ratio within such range. Upon the effectiveness of the amendment to the amended and restated certificate of incorporation of KLXE effecting the reverse stock split, the issued shares of KLXE Common Stock immediately prior to the effective time of the reverse stock split will be reclassified into a smaller number of shares within the specified range, such that a stockholder of KLXE will own one new share of KLXE Common Stock for the specified number of shares of issued common stock held by that stockholder immediately prior to the effective time of the reverse stock split. The form of the amendment to the KLXE amended and restated certificate of incorporation which will effect the reverse stock split is attached to this joint proxy statement/prospectus as Annex B.
If the KLXE Reverse Stock Split Proposal is approved, KLXE anticipates that the reverse stock split would become effective immediately prior to the Effective Time of the merger. However, approval of the KLXE Reverse Stock Split Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied, the merger will close whether or not the KLXE Reverse Stock Split Proposal is approved.
In addition, approval of the KLXE Reverse Stock Split Proposal is not conditioned upon approval of the KLXE Share Issuance Proposal or any of the other proposals to be considered at the KLXE Annual Meeting, and is not conditioned on completion of the merger. As a result, if the KLXE stockholders vote to approve the KLXE Reverse Stock Split Proposal, KLXE may elect to effect the reverse stock split, regardless of whether the merger closes or any of the other proposals to be considered at the KLXE Annual Meeting are approved.
Purpose
The KLXE Board unanimously approved the proposal to amend the KLXE amended and restated certificate of incorporation to effect the reverse stock split for the following reasons:
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the KLXE Board believes a higher stock price may help generate investor interest in KLXE and help KLXE attract and retain employees;

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if the reverse stock split successfully increases the per share price of KLXE Common Stock, the KLXE Board believes this increase may increase trading volume in KLXE Common Stock and facilitate future financings by KLXE; and

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the KLXE Board believes that effecting the reverse stock split may be an effective means of avoiding any potential delisting of KLXE Common Stock from Nasdaq.

Potential Increased Investor Interest
On June 24, 2020, KLXE Common Stock closed at $2.36 per share. Due to the low price of KLXE Common Stock, some brokerage firms may be reluctant to recommend KLXE Common Stock to their clients. Investors who do not use zero-commission online brokerage firms may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks. Also, the KLXE Board believes that most investment funds are reluctant to invest in lower priced stocks. Accordingly, the KLXE Board believes that a higher stock price may generate investor interest in KLXE Common Stock.
Principal Effects of the Reverse Stock Split
If approved and implemented, the principal effects of the reverse stock split would include the following, all of which have been considered by the KLXE Board in approving the reverse stock split:

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the number of outstanding shares of KLXE Common Stock will be reduced and each KLXE stockholder will own fewer shares than it currently owns;

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except for adjustments that may result from the treatment of fractional shares resulting from the reverse stock split, which are explained below under the section entitled “— Fractional Shares,” each KLXE stockholder will hold the same percentage of KLXE Common Stock immediately following the reverse stock split as such KLXE stockholder held immediately prior to the reverse stock split;

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the voting rights, rights to dividends and distributions and other rights of KLXE Common Stock will not be changed as a result of the reverse stock split;

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the reverse stock split will not affect the number of authorized shares of KLXE Common Stock which will continue to be authorized pursuant to the KLXE amended and restated certificate of incorporation, or the par value of KLXE Common Stock. As described further below, because the number of authorized shares will not be reduced proportionately, the reverse stock split will increase the KLXE Board’s ability to issue authorized and unissued shares without further stockholder action; and

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the reverse stock split will not affect KLXE’s continuing obligation to comply with the periodic reporting requirements of the Exchange Act. The reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

There are also risks associated with the reverse stock split, all of which have been considered by the KLXE Board in unanimously recommending to KLXE stockholders the reverse stock split for approval.
One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares that are not outstanding relative to those which are outstanding. This could result in the KLXE Board being able to issue more shares of common stock without further stockholder approval. For example, before giving effect to the reverse stock split, KLXE’s authorized shares not outstanding immediately prior to the Effective Time of the merger would be 85,138,068 shares of common stock compared to outstanding shares of approximately 24,861,932. However, if KLXE effects the reverse stock split, assuming a 1-for-10 ratio, its authorized shares not outstanding immediately prior to the Effective Time of the merger will be 107,513,807 compared to shares outstanding of approximately 2,486,193. With respect to authorized shares not outstanding, KLXE could use shares that are available for issuance in future equity financing transactions, which could result in additional dilution to KLXE stockholders, or to oppose a hostile takeover attempt or delay or prevent future changes in control or changes in or removal of management, including transactions that are favored by a majority of the KLXE stockholders or in which the KLXE stockholders might otherwise receive a premium for their shares of KLXE Common Stock over then-current market prices or benefit in some other manner. KLXE currently has no plans to issue shares, other than in connection with the merger, and to satisfy obligations under KLXE’s outstanding equity awards from time to time as required by the terms of such awards.
KLXE cannot predict whether the reverse stock split will increase the market price for KLXE Common Stock. The history of similar reverse stock splits for companies in like circumstances is varied. There is no assurance that:
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the market price per share of KLXE Common Stock after the reverse stock split will rise in proportion to the reduction in the number of shares of KLXE Common Stock outstanding before the reverse stock split;

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the reverse stock split will result in a per share price for KLXE Common Stock that will attract brokers and investors who do not trade in lower priced stocks;

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the reverse stock split will result in a per share price for KLXE Common Stock that will increase the ability of KLXE to attract and retain employees; or

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the bid price per share of KLXE Common Stock will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing.

The market price of KLXE Common Stock will also be based on the performance of KLXE and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of KLXE Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of KLXE may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of KLXE Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split. In addition, there can be no assurance that KLXE Common Stock will not be delisted due to a failure to meet other continued listing requirements even if the market price per share of KLXE Common Stock post-reverse stock split remains in excess of the minimum bid price requirement.
The anticipated resulting increase in the per share price of KLXE Common Stock due to the reverse stock split is expected to encourage greater interest in KLXE Common Stock by brokers and investors and possibly promote greater liquidity for its stockholders. However, there is no assurance that such greater interest will occur.
Since the reverse stock split will decrease the number of shares held by KLXE stockholders, the reverse stock split may increase the number of KLXE stockholders who hold less than a “round lot,” or 100 shares. Typically, the transaction costs to stockholders selling “odd lots” are higher on a per share basis. Consequently, the reverse stock split could increase the transaction costs to existing KLXE stockholders who do not use zero-commission online brokerage firms in the event they wish to sell all or a portion of their shares of KLXE Common Stock.
Procedure for Effecting the Reverse Stock Split
If KLXE stockholders approve the amendment to the KLXE amended and restated certificate of incorporation effecting the reverse stock split, and if the KLXE Board still believes that a reverse stock split is in the best interests of KLXE and KLXE stockholders, KLXE will file the amendment to the KLXE certificate of incorporation with the Secretary of State of the State of Delaware at such time as the KLXE Board has determined to be appropriate. Beginning at the effective time of the reverse stock split, each certificate representing pre-split shares of KLXE Common Stock will be deemed for all corporate purposes to evidence ownership of post-split shares of KLXE Common Stock.
As soon as practicable after the KLXE Board determines the final ratio for the reverse stock split, KLXE stockholders will be notified of the final ratio and the effective time for the reverse stock split. KLXE expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of stock certificates, if any. KLXE stockholders holding all of their shares of KLXE Common Stock electronically in book-entry form with KLXE’s transfer agent do not need to take any action (the exchange will be automatic) to receive post-split shares of KLXE Common Stock. Holders of pre-split shares of KLXE Common Stock held in certificated form will be asked to surrender to the exchange agent certificates representing pre-split shares of KLXE Common Stock, in exchange for certificates representing post-split shares of KLXE Common Stock in accordance with the procedures to be set forth in a letter of transmittal to be sent by KLXE. Upon receipt of the holder’s pre-split certificate(s) and the properly completed and executed letter of transmittal, the holder will be issued the appropriate number of shares of KLXE Common Stock electronically in book-entry form under the Direct Registration System (the “DRS”). No new shares of KLXE Common Stock in book-entry form will be reflected until the holder surrenders the holder’s outstanding pre-split certificate(s), together with the properly completed and executed letter of transmittal, to the exchange agent. Any pre-split shares of KLXE Common Stock submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares of KLXE Common Stock. KLXE Stockholders should not destroy any stock certificate(s) and should not submit any certificate(s) unless and until requested to do so.
Fractional Shares
No fractional shares of KLXE Common Stock will be issued in connection with the reverse stock split. Instead, stockholders will receive cash for any fractional shares of KLXE Common Stock that such stockholder would otherwise receive in the reverse stock split. KLXE stockholders who otherwise would be entitled to receive fractional shares of KLXE Common Stock because they hold a number of pre-split shares of KLXE Common Stock not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified will be entitled, upon surrender to the exchange agent of certificates representing such shares, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the KLXE Common Stock on Nasdaq on the date immediately preceding the effective time of the reverse stock split, adjusted to give effect to the reverse stock split. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except for the right to receive payment therefor as described herein.
By approving the amendment to the amended and restated certificate of incorporation of KLXE effecting the reverse stock split, the form of which is set forth in Annex B, stockholders will be approving the combination of a whole number of shares of KLXE Common Stock between five to ten into one share of KLXE Common Stock, with the actual ratio to be determined by the KLXE Board.
Stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where KLXE is domiciled, and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the reverse stock split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by KLXE or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Accounting Consequences
The par value per share of KLXE Common Stock will remain unchanged at $0.01 per share after the reverse stock split. As a result, at the effective time of the reverse stock split, the stated capital on KLXE’s balance sheet attributable to KLXE Common Stock will be reduced proportionately based on the reverse stock split ratio, from its present amount, and the additional paid-in capital account will be increased for the amount by which the stated capital is reduced. After the reverse stock split (and disregarding the impact of shares of KLXE Common Stock issued in the merger), KLXE’s net income or loss per share, and other per share amounts will be increased because there will be fewer shares of KLXE Common Stock outstanding. In future KLXE financial statements, net loss per share and other per share amounts for periods ending before the reverse stock split will be restated to give retroactive effect to the reverse stock split.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares of KLXE Common Stock to issued shares of KLXE Common Stock could, under certain circumstances, have an anti-takeover effect on KLXE, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the KLXE Board or contemplating a tender offer or other transaction for the combination of KLXE with another company, the KLXE Reverse Stock Split Proposal is not being proposed in response to any effort of which KLXE is aware to accumulate shares of KLXE Common Stock or obtain control of KLXE, other than in connection with the merger, nor is it part of a plan by management to recommend a series of similar amendments to the KLXE Board and KLXE stockholders. Other than the proposals being submitted to KLXE stockholders for their consideration at the KLXE Annual Meeting, the KLXE Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or effect a change control of KLXE. For more information, please see the section entitled “Description of KLXE Capital Stock — Anti-Takeover Effects of Provisions of the KLXE Amended and Restated Certificate of Incorporation and Bylaws” beginning on page  182 of this joint proxy statement /prospectus.
Required Vote of Stockholders
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Reverse Stock Split Proposal.
The vote on the KLXE Reverse Stock Split Proposal is a vote separate and apart from the vote on the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal. Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Share Issuance Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the

KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and/or the KLXE Adjournment Proposal and vote not to approve the KLXE Reverse Stock Split Proposal, and vice versa.
Approval of the KLXE Reverse Stock Split Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied, the merger will close whether or not the KLXE Reverse Stock Split Proposal is approved.
In addition, approval of the KLXE Reverse Stock Split Proposal is not conditioned upon approval of the KLXE Share Issuance Proposal or any of the other proposals to be considered at the KLXE Annual Meeting, and is not conditioned on completion of the merger. As a result, if the KLXE stockholders vote to approve the KLXE Reverse Stock Split Proposal, KLXE may elect to effect the reverse stock split, regardless of whether the merger closes or any of the other proposals to be considered at the KLXE Annual Meeting are approved.
Approval of the KLXE Reverse Stock Split Proposal requires the affirmative vote of a majority of the outstanding shares of KLXE Common Stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the KLXE Reverse Stock Split Proposal.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE REVERSE STOCK SPLIT PROPOSAL

KLXE PROPOSAL 3 — AMENDMENT TO THE KLXE LONG-TERM INCENTIVE PLAN
In connection with the merger, KLXE intends to adopt the LTIP Amendment, a copy of which is attached to this joint proxy statement/prospectus as Annex C. The LTIP was previously adopted by the KLXE Board, and approved by KLXE’s stockholders, to promote the long-term success of KLXE by providing eligible individuals with opportunities to obtain a proprietary interest in KLXE through the grant of equity-based awards. These awards provide participants with incentives to contribute to KLXE’s long-term growth and profitability. The LTIP also assists in attracting, retaining and motivating highly qualified individuals who are in a position to make significant contributions to KLXE. The LTIP Amendment would increase the total number of shares of KLXE Common Stock reserved for issuance under the LTIP by 6,250,000 shares in order to allow KLXE to grant equity awards consistent with past practice and to grant equity awards to QES employees and new directors following and assuming completion of the merger. The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE’s annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. In addition, the LTIP Amendment would provide for a $500,000 annual limit on the aggregate grant date fair value awards to non-employee directors. As of June 24, 2020, the per-share fair market value of KLXE Common Stock was equal to $2.36.
Why KLXE Stockholders Should Vote to Approve the LTIP Amendment
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Equity Incentive Awards are an Important Part of KLXE’s Compensation Philosophy.   KLXE’s equity compensation plans are critical to KLXE’s ongoing effort to build stockholder value. The KLXE Board and KLXE Compensation Committee believe that KLXE’s ability to grant equity incentive awards to new and existing service providers has helped KLXE attract, retain and motivate professionals of the highest caliber with highly sought-after skill sets, who are capable of leading KLXE in fulfilling its business objectives. KLXE has historically favored equity incentive awards rather than cash incentive awards for retention purposes. The KLXE Board believes that the effective use of equity-based compensation is vital to KLXE’s ability to achieve future success.

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As of May 1, 2020, 114 (13%) of KLXE’s employees (including three executive officers) and all of KLXE’s non-employee directors (other than Amin J. Khoury) held outstanding equity awards. Over the past three fiscal years, KLXE has granted equity-based incentive compensation to approximately 125 individuals on an annual average basis. This excludes Amin J. Khoury, Thomas P. McCaffrey and directors, who were issued one-time grants in 2018. KLXE believes these broad-based grants help align incentives throughout the organization.

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The LTIP Will No Longer Have Shares Available for Grant.   Under KLXE’s current projections, the LTIP will run out of shares available for grant during fiscal year 2020, and KLXE will not be able to continue to issue equity incentives (other than under the ESPP, assuming the share increase for the ESPP is approved) to service providers of the combined company following completion of the merger unless KLXE’s stockholders approve the LTIP Amendment. For KLXE to maintain equity compensation to its service providers having a value consistent with historic grant practices at KLXE, additional shares are required. The KLXE Board and the KLXE Compensation Committee continue to believe that to hire and retain talented professionals, KLXE’s compensation practices will need to remain in line with its competitors. While KLXE could increase cash compensation if KLXE is unable to grant equity incentives, the KLXE Board anticipates that KLXE will have difficulty attracting, retaining and motivating service providers if KLXE is unable to make equity grants to them. The KLXE Board believes that outcome could negatively impact KLXE’s ability to align service provider compensation with the interests of KLXE stockholders.

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As of May 2020, a total of approximately 1.3 million restricted shares were outstanding awards under the LTIP and approximately 280,000 shares of KLXE Common Stock were available for new awards granted under the LTIP. In addition, as described under “The Merger Agreement — Treatment of QES Equity Awards”, restricted stock units held by QES employees under the QES equity incentive plans will be assumed by KLXE in connection with the merger. None of these QES outstanding awards or reserved shares will count against the share reserve under the LTIP.

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In connection with the merger, the Directors Plan will be terminated as of the Effective Time. The share reserve under the Directors Plan consisted of 300,000 shares and no such shares have been issued under the Directors Plan. The increased share reserve under the LTIP sought by this KLXE LTIP Amendment Proposal takes into account the fact that the Directors Plan is terminating without having used the share reserve.

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Reasonable Share Request.   The total number of additional shares KLXE is requesting under the LTIP is 6,250,000, as may be adjusted by the reverse stock split. KLXE believes that such number of shares is the minimum number (with a small cushion) to enable KLXE to grant equity compensation awards until the occurrence of KLXE’s next annual meeting of stockholders. The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE’s annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. KLXE believes that such number of shares is reasonable and consistent with general market practices. This view is based on several assumptions, including that KLXE’s grant practices under the LTIP will be consistent with KLXE’s historical practices and usage. KLXE’s view of the reasonableness of its share request is dependent on a number of other factors that are difficult to predict or beyond KLXE’s control, including the consummation of the merger, approval of the KLXE Reverse Stock Split Proposal by KLXE stockholders, the price of KLXE Common Stock and underlying future grants, KLXE’s hiring activity, forfeitures of outstanding awards and other circumstances that may require KLXE to change its equity grant practices. These underlying assumptions and factors cannot be predicted with certainty, and to the extent they change, the number of shares requested may not last for the estimated period or may last longer than the estimated period.

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KLXE Manages Equity Incentive Award Use Responsibly and Dilution is Reasonable.   KLXE manages long-term stockholder dilution by limiting the number of equity awards granted annually. KLXE’s Compensation Committee carefully monitors KLXE’s annual net burn rate, which is the rate at which awards are granted as a percentage of outstanding shares of KLXE Common Stock, and potential stockholder dilution in order to maximize stockholder value, and the number of equity incentive awards granted is limited to the amount believed necessary to attract, retain and motivate key personnel.

Background
The LTIP Amendment will increase the total number of shares of KLXE Common Stock reserved for issuance under the LTIP from 3,225,000 to 9,475,000. In addition, the LTIP Amendment would provide for a $500,000 annual limit on the aggregate grant date fair value of awards to non-employee directors. The KLXE Board considered corporate governance best practices when approving the aforementioned modifications. The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE’s annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share.
The following table provides information regarding KLXE’s historical grant practices under the LTIP.
Grant information	2018	2019	2020
Restricted Shares Granted	2,467,491	612,764	—

The following table provides information as of January 31, 2020 with respect to the shares of KLXE Common Stock that may be issued under KLXE’s existing equity compensation plans, which consist of the LTIP, the ESPP and KLXE’s Non-Employee Directors Stock and Deferred Compensation Plan (the “Directors Plan”).
	Equity Compensation Plan Information
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Security Holders	—	$—	—
Equity Compensation Plans Not Approved by Security Holders	—(1)	$—	556,370(2)
Total	—	$—	556,370

(1)
The LTIP, the ESPP and the Directors Plan were each approved by KLX as the sole stockholder of KLXE prior to the spin-off from KLX on September 14, 2018. The only awards granted by KLXE under the LTIP are restricted stock awards. No shares or awards have been granted by KLXE under the Directors Plan. As described below, there are no outstanding purchase rights under the ESPP.

(2)
The amounts listed in this column include 231,626 shares available for future issuance under the LTIP (without taking into account the LTIP Amendment), 24,744 shares available for future issuance under the ESPP (without taking into account the ESPP Amendment) and 300,000 shares available for future issuance under the Directors Plan. In connection with the merger, the Directors Plan will be terminated as of the Effective Time. No shares have been issued under the Directors Plan. Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the current offering period ending June 30, 2020, KLXE has refunded participants’ contributions for such offering period.

The LTIP was adopted in September 2018. The KLXE Board believes that the existing share reserve will be exhausted during fiscal year 2020. Without the ability to provide equity compensation, KLXE may be unable to attract and retain key employees or directors.
If this KLXE LTIP Amendment Proposal is approved, KLXE intends to continue to provide equity incentives to existing and newly hired KLXE and QES key service providers. If this KLXE LTIP Amendment Proposal is approved, KLXE expects to have sufficient shares available under the LTIP until KLXE’s annual stockholder meeting in 2021.
The proposed share increase of 6,250,000 shares was determined by comparing KLXE’s past equity grants to service providers to KLXE’s current hiring and retention plan (taking into account QES service providers). The requested share increase is based on the dollar value of awards for (1) both QES and KLXE service providers, (2) KLXE’s annual grants to the KLXE Board and (3) a reasonable excess amount for unanticipated key employee retention purposes, divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. The KLXE Board believes that the increase in shares of KLXE Common Stock available for issuance under the LTIP is essential to permit KLXE’s management to continue to provide long-term, equity-based incentives to present and future service providers.
New Plan Benefits
The number of awards that KLXE’s named executive officers, other executive officers, directors and other employees may receive under the LTIP will be determined in the discretion of the KLXE Compensation Committee in the future, and the KLXE Compensation Committee has not made any determination to make future grants to any persons under the LTIP as of the date of this joint proxy statement/prospectus. Therefore, it is not possible to determine the benefits that will be received in the future by such participants in the LTIP or the benefits that would have been received by such participants if the LTIP (as amended by the LTIP Amendment) had been in effect in the year ended January 31, 2020.
Description of the LTIP
The following description of the principal terms of the LTIP is a summary and is qualified in its entirety by reference to the full text of the LTIP, a copy of which is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.
Administration.   The LTIP is administered by the KLXE Compensation Committee. The KLXE Compensation Committee has the full authority to construe and interpret the LTIP, including the authority to determine who will be granted awards, the terms and conditions of awards and the number of shares subject to an award. To the extent permitted by applicable laws, rules and regulations, the KLXE Compensation Committee may delegate its authority under the LTIP to subcommittees or individuals, including KLXE’s officers, subject to certain exceptions.
Eligibility.   Awards under the LTIP may be granted to officers, employees, directors, consultants, advisors and independent contractors of KLXE or any of KLXE’s subsidiaries or joint ventures, partnerships or business organizations in which KLXE or KLXE’s subsidiaries have an equity interest.
Number of Shares of Common Stock Available for Issuance.   The maximum aggregate number of shares of KLXE Common Stock that may be issued under the LTIP, without taking into account the increase contemplated by the LTIP Amendment, is 3,225,000 shares. Shares covered by awards granted under the LTIP that are cancelled or otherwise expire without having been exercised or settled generally will become available for issuance pursuant to a new award. In addition, if an award is settled through the payment of cash or other non-stock consideration, the shares subject to the award will become available for issuance pursuant to a new award. Shares issued pursuant to the LTIP may be authorized but unissued shares, issued shares that have been reacquired by KLXE and that are being held in treasury or any combination thereof. All the shares available for issuance may be issued pursuant to incentive stock options.
Awards Under the LTIP
Generally.   The LTIP authorizes the following awards: stock options; stock appreciation rights; restricted stock; restricted stock units; performance stock and other forms of equity-based or equity-related awards that the KLXE Compensation Committee determines to be consistent with the purposes of the LTIP and KLXE’s best interests. The KLXE Compensation Committee has the authority to determine the terms and conditions of the awards at the time of grant, including vesting, exercisability, payment and the effect, if any, that a participant’s termination of service will have on an award.
Stock Options.   Stock options may be either nonqualified stock options or incentive stock options (within the meaning of Section 422 of the Code). The exercise price of all stock options generally may not be less than 100% of the fair market value of a share of KLXE Common Stock on the date of grant. Options have a term approved by the KLXE Compensation Committee, which cannot exceed 10 years. Subject to the provisions of the related award document, the exercise price of a stock option may be paid (i) in cash, (ii) in shares of KLXE Common Stock already owned by the participant, (iii) in a combination of cash and shares, (iv) through net share settlement or (v) through a “cashless exercise” procedure authorized by the KLXE Compensation Committee.
Stock Appreciation Rights.   A stock appreciation right generally entitles a participant to receive, upon satisfaction of certain conditions, an amount equal to the excess, if any, of the fair market value on the date of exercise of the number of shares of KLXE Common Stock for which the stock appreciation right is exercised over the exercise price for such stock appreciation right. The exercise price of a stock appreciation right generally may not be less than 100% of the fair market value of a share of KLXE Common Stock on the date of grant. Payments to a participant upon exercise of a stock appreciation right may be made in cash or shares of KLXE Common Stock or a combination of cash and shares. The KLXE Compensation Committee may grant stock appreciation rights alone or in tandem with stock options.
Restricted Stock and Performance Stock.   An award of restricted stock or performance stock generally consists of one or more shares of KLXE Common Stock granted or sold to a participant, subject to the terms and conditions established by the KLXE Compensation Committee. Restricted stock and performance stock may, among other things, be subject to restrictions on transferability, vesting requirements, performance targets, as applicable, or other specified circumstances under which it may be cancelled.
Restricted Stock Units (“RSUs”) and Performance Stock Units.   An RSU or performance unit generally represents the right of a participant to receive one or more shares of KLXE Common Stock, subject to the terms, conditions, restrictions and performance targets, as applicable, established by the KLXE Compensation Committee. RSUs and performance units are paid in shares of KLXE Common Stock, cash or a combination of cash and shares with an aggregate value equal to the fair market value of the shares of KLXE Common Stock at the time of payment.
Other Equity Awards.   The KLXE Compensation Committee has the authority to specify the terms and provisions of other forms of equity-based or equity-related awards not described above that it determines to be consistent with the purposes of the LTIP and KLXE’s interests. These awards may provide for cash payments based in whole or in part on the value (or future value) of shares of KLXE Common Stock, for the acquisition (or future acquisitions) of shares of KLXE Common Stock or for any combination thereof.
Performance-Based Awards.   The KLXE Compensation Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of KLXE Common Stock, based on the then current fair market value of such shares, as determined by the KLXE Compensation Committee. Based on service, performance and/or other factors or criteria, the KLXE Compensation Committee may, at or after grant, accelerate the vesting of all or any part of any performance award. The performance goals may be comprised of specified levels of one or more of the following performance criteria, as the KLXE Compensation Committee deems appropriate: net income; net revenue; operating cash flow; operating margin; operating revenue; revenue growth rates; pretax income; pretax operating income; operating or gross margin; growth rates; operating income growth; return on assets (including return on tangible assets and cash return on tangible assets); total stockholder return; health safety and environmental metrics; share price; return on equity; operating earnings; diluted earnings per share or earnings per share growth; or any combination thereof. The performance goals may be described in terms of objectives that are related to the individual participant or objectives that are company-wide or related to a subsidiary, operating division or business unit. Performance goals may be measured on an absolute or cumulative basis or on the basis of a percentage of improvement over time. Further, performance goals may be measured in terms of company performance (or performance of the applicable subsidiary, operating division or business unit) or measured relative to selected peer companies or a market index.
Change in Control.   Upon a change in control of KLXE (as defined in the LTIP), the KLXE Board or the KLXE Compensation Committee may (i) provide for the automatic vesting and immediate exercisability of all outstanding awards, (ii) provide for the assumption of, or substitution for, the outstanding awards by the surviving corporation resulting from the change in control, (iii) permit or require participants to surrender outstanding options in exchange for a cash payment equal to the difference between the highest price paid in the change in control and the exercise price or (iv) make such other adjustments to the outstanding awards as the KLXE Board or the KLXE Compensation Committee deems appropriate to reflect such change in control. KLXE intends that awards made under the LTIP will not provide in the award agreements for “single trigger” accelerated vesting upon a change in control of KLXE (as defined in the LTIP), but may be subject “double trigger” accelerated vesting in connection with a qualifying termination of employment following or upon a change in control of KLXE.
Substitute Awards.   KLXE may assume or substitute awards for outstanding employee equity awards of a company KLXE acquires or with which KLXE combines. Shares underlying substitute awards are not counted against the number of shares remaining available for issuance under the LTIP.
Deferrals.   Subject to applicable laws, the KLXE Compensation Committee may, in its sole discretion, permit participants to defer payment or settlement of an award to a date selected by the participant.
Repricing of Options and Stock Appreciation Rights.   The LTIP prohibits the direct or indirect repricing of options and stock appreciation rights without stockholder approval.

Adjustment; Changes in Capitalization.   In the event of a stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, liquidation, merger or other corporate event affecting KLXE Common Stock, the aggregate number of shares of KLXE Common Stock available for issuance under the LTIP, the various limits and the number of shares subject to, and the exercise price of, outstanding awards may be proportionately adjusted by the KLXE Compensation Committee.
Transferability.   Awards granted under the LTIP are not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order; however, the KLXE Compensation Committee may, subject to the terms it specifies in its discretion, permit the transfer of an award (i) to the award-holder’s family members, (ii) to one or more trusts established in whole or in part for the benefit of such family members, (iii) to one or more entities that are owned in whole or in part by such family members or (iv) to any other individual or entity permitted by law.
Amendment and Termination.   Subject to applicable laws, the KLXE Board may amend the LTIP in any manner that does not require stockholder approval or adversely affect the rights of participants under the LTIP. The KLXE Board has broad authority to amend the LTIP or an award made thereunder without the consent of a participant to the extent that it deems necessary or desirable to comply with, or take into account (i) changes in, or interpretations of, applicable tax laws, securities laws, employment laws, accounting rules and other applicable laws, rules and regulations, (ii) unusual or infrequently occurring events or market conditions, (iii) significant acquisitions or dispositions of assets or other property by KLXE or (iv) adverse or unintended tax consequences under Section 409A of the Code.
Term of the LTIP.   The LTIP will expire on September 13, 2028, unless earlier terminated by the KLXE Board.
Certain Federal Income Tax Consequences
The following discussion of certain of the U.S. federal income tax consequences of awards under the LTIP is based on current U.S. federal tax laws and regulations and does not purport to be a complete discussion. This description may differ from the actual tax consequences incurred by any individual recipient of an award. Moreover, existing law is subject to change by new legislation, by new regulations, by administrative pronouncements and by court decisions or by new or clarified interpretations or applications of existing laws, regulations, administrative pronouncements or court decisions. Any such change may affect the federal income tax consequences described below. The following summary of the federal income tax consequences in respect of the LTIP is for general information only. Interested parties should consult their own tax advisors as to specific tax consequences, including the application and effect of foreign, state and local laws.
Non-Qualified Stock Options.   The grant of a non-qualified stock option does not result in taxable income to the optionee or a deduction for KLXE at the time it is granted. Instead, an optionee exercising a non-qualified stock option will generally realize taxable compensation at that time in the amount of the difference between the non-qualified stock option exercise price and the then fair market value of the option shares, and income tax withholding requirements apply upon exercise (for optionees who are employees). Generally, KLXE will be allowed a deduction for federal income tax purposes in an amount equal to the taxable compensation realized by the optionee in the year of exercise. The optionee’s tax basis in the option shares is equal to the non-qualified stock option exercise price paid for the shares plus the amount includable in income upon exercise. At sale, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending upon how long the shares have been held.
Incentive Stock Options.   An optionee is not taxed at the time an incentive stock option is granted. The tax consequences upon exercise and later disposition of the underlying shares generally depend upon whether the optionee was an employee of KLXE or a KLXE subsidiary at all times from the date of grant until three months preceding exercise (one year in the case of the optionee’s disability) and on whether the optionee holds the shares for more than one year after exercise and two years after the date of grant of the incentive. If the optionee satisfies both the employment rule and the holding rule for income tax purposes, the optionee will not recognize income upon exercise of the incentive stock option and KLXE will not be allowed an income tax deduction at any time. The difference between the incentive stock option exercise price and the amount realized upon disposition of the shares by the optionee will constitute either a long-term capital gain or a long-term capital loss. If the optionee meets the employment rule, but fails to observe the holding rule (a “disqualifying disposition”), the optionee generally recognizes the excess of the fair market value of the shares at the date of exercise over the incentive stock option exercise price as ordinary income in the year of the disqualifying disposition. Upon disposition of the shares, any excess of the sales price over the fair market value at the date of exercise will be recognized by the optionee as capital gain (long-term or short-term depending on the length of time the shares were held after the stock option was exercised). If the sales price on disposition of the shares is less than the fair market value on the date of exercise, then the ordinary income recognized by the optionee is generally limited to the excess of the sales price over the incentive stock option exercise price. In both situations, the tax deduction KLXE is allowed will be limited to the ordinary income recognized by the optionee. Under current Internal Revenue Service guidelines, KLXE is not required to withhold any federal income tax in the event of a disqualifying disposition. Different consequences may apply for an optionee subject to alternative minimum tax.
Restricted Stock and Performance Stock.   Upon the grant of restricted stock, a participant will not recognize taxable income and KLXE will not be allowed a tax deduction. Rather, on the date when the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the shares on that date (less the price paid, if any, for such shares). Alternatively, a participant may file with the Internal Revenue Service a “section 83(b) election” no later than 30 days after the date of grant of restricted stock, as a result of which the participant will recognize taxable ordinary income at the time of the grant, generally in an amount equal to the fair market value of the shares on the date of grant, less any amount paid for the grant. The amount recognized by the participant is subject to income tax withholding requirements (for participants who are employees). At the time the participant recognizes income with respect to the restricted stock, KLXE is generally entitled to a deduction in an equal amount. Upon the sale of any shares that are delivered to the participant pursuant to an award, the participant will realize capital gain (or loss) measured by the difference between the amount realized and the fair market value of the shares on the date the shares were vested pursuant to the award.
RSUs, Performance Stock Units and Other Equity Awards.   A participant who receives a RSU, performance stock unit or other equity award which includes a performance and/or vesting requirement or other restriction that must be satisfied prior to payment will not recognize any income for federal income tax purposes at the time of the grant of such award and KLXE is not entitled to a deduction at that time. When any part of a RSU, performance stock unit or other equity award is paid (in the case of cash) or delivered (in the case of shares) to the participant, the participant will realize compensation taxable as ordinary income in an amount equal to the cash paid or the fair market value of shares delivered. Income tax withholding requirements (for participants who are employees) generally apply to amounts that are recognized as ordinary income and KLXE generally will be entitled to a deduction in the same amount and at the same time that the participant recognizes ordinary income. Upon the sale of any shares that are delivered to the participant pursuant to an award, the participant will realize either long-term or short-term capital gain (or loss), depending on how long the shares were held, equal to the difference between the amount realized and the fair market value of the shares on the date the shares were vested or delivered to the participant pursuant to the award.
Impact of Section 409A.   Section 409A of the Code generally applies to deferred compensation. Generally speaking, “deferred compensation” is compensation earned currently, the payment of which is deferred to a later taxable year, and an amount is “vested” on the date that the participant’s right to receive the amount is no longer conditioned on the participant’s performance of services or upon the occurrence of an event (such as a change in control) or the achievement of performance goals that are substantially related to the purpose of the compensation. Stock options, restricted stock awards, performance stock awards, RSUs, performance stock units, and other equity awards available under the LTIP are designed either to be exempt from the requirements of Section 409A of the Code or to satisfy its requirements. Awards subject to Section 409A of the Code that fail to satisfy its requirements will subject the award holder to immediate taxation, an interest penalty, and an additional 20% tax on the amount underlying the award.
Limitations on Section 162(m) Deduction.   Section 162(m) of the Code imposes a limit on the amount a company may deduct for U.S. tax purposes for compensation paid to executive officers covered by Section 162(m) of the Code. A company’s principal executive officer and principal financial officer serving at any time during the taxable year, its three other most highly compensated executive officers employed at the end of the taxable year and any employee who was covered under Section 162(m) for any earlier tax year that began after December 31, 2016 will be covered by Section 162(m) of the Code. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the control of the KLXE Compensation Committee can affect deductibility of compensation and there can be no assurance that compensation paid to KLXE’s executive officers who are covered by Section 162(m) of the Code will be fully deductible in light of the deductibility limitations of Section 162(m) of the Code. The KLXE Compensation Committee reserves the right to use its judgment to authorize compensation payments that may not be deductible when the KLXE Compensation Committee believes that such payments are appropriate and in the best interests of KLXE, taking into consideration changing business conditions, the need to provide competitive compensation and retain the services of KLXE’s executive officers, and the performance of KLXE’s executive officers. The KLXE Compensation Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of KLXE and its stockholders.
Required Vote of Stockholders
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE LTIP Amendment Proposal.
The vote on the KLXE LTIP Amendment Proposal is a vote separate and apart from the vote on the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal. Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and/or the KLXE Adjournment Proposal and vote not to approve the KLXE LTIP Amendment Proposal, and vice versa.
Approval of the KLXE LTIP Amendment Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied the merger will close whether or not the KLXE LTIP Amendment Proposal is approved.
In addition, approval of the KLXE LTIP Amendment Proposal is not conditioned upon approval of the KLXE Share Issuance Proposal or any of the other proposals to be considered at the KLXE Annual Meeting, and is not conditioned on completion of the merger. As a result, if KLXE stockholders vote to approve the KLXE LTIP Amendment Proposal, KLXE may elect to effect the LTIP Amendment, regardless of whether the merger closes or any of the other proposals to be considered at the KLXE Annual Meeting are approved.
Assuming a quorum is present at the KLXE Annual Meeting, approval of the KLXE LTIP Amendment Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. An abstention, a broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the KLXE LTIP Amendment Proposal.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE LTIP AMENDMENT PROPOSAL

KLXE PROPOSAL 4 — REGULAR ANNUAL ELECTION OF DIRECTORS
KLXE is seeking the support of KLXE stockholders in electing the two candidates that KLXE has nominated to serve on the KLXE Board. KLXE believes that these nominees have qualifications consistent with its position as a leading independent provider of completion, intervention and production services to the major onshore oil and gas producing regions of the United States. KLXE also believes that these nominees have the experience and perspective to guide the company as it continues to compete, and to innovate and adjust to rapidly changing technologies, business cycles and competition.
Notwithstanding the foregoing proposal, as disclosed in “The Merger — Board of Directors”, assuming that the KLXE Share Issuance Proposal and the QES Merger Proposal are approved by the KLXE and QES stockholders, as applicable, and the other conditions to the merger are satisfied, at the Effective Time, Benjamin A. Hardesty, Amin J. Khoury and Theodore L. Weise will resign from the KLXE Board, the size of the KLXE Board will be increased to nine members, and Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo will be appointed to the KLXE Board. Following the Effective Time, Gunnar Eliassen, Richard G. Hamermesh and John T. Whates, Esq., will serve as Class I Directors, John T. Collins, Dag Skindlo and Stephen M. Ward, Jr., will serve as Class II Directors and Dalton Boutté, Jr., Thomas P. McCaffrey and Corbin J. Robertson, Jr., will serve as Class III Directors.
Nomination of Directors
As provided in its charter, the KLXE Nominating and Corporate Governance Committee identifies and recommends to the KLXE Board nominees for election and re-election to the KLXE Board and will consider nominations submitted by KLXE stockholders. The KLXE Nominating and Corporate Governance Committee, in consultation with the Chairman of the KLXE Board (the “KLXE Chairman”), evaluates candidates proposed by KLXE stockholders using the same criteria as for other candidates.
The KLXE Chairman and the KLXE Nominating and Corporate Governance Committee seek to create a KLXE Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to leadership, business operations, finance and industry knowledge. The KLXE Nominating and Corporate Governance Committee reviews with the KLXE Chairman and the full KLXE Board, on a periodic basis, the current composition of the KLXE Board in light of the characteristics of independence, skills, experience, competency and availability of service to KLXE of its members and of KLXE’s anticipated needs. All of KLXE’s independent directors serve on KLXE Board committees, further supporting the KLXE Board by providing experience to those committees. The needs of each committee are also reviewed when considering nominees to the KLXE Board.
The Nominating and Corporate Governance Committee recommended the nomination of Messrs. Hardesty and Ward, Jr., who are currently designated as Class II Directors and whose terms expire at the KLXE Annual Meeting, and until their respective successors are elected and shall qualify to serve, to serve as Class II Directors for a term of three years, expiring at the 2023 KLXE annual meeting of KLXE stockholders, and until their respective successors are elected and shall qualify to serve. If Messrs. Hardesty and Ward, Jr., are re-elected, the KLXE Nominating and Corporate Governance Committee and the full KLXE Board believe that the KLXE Board will have an excellent composition, of a suitable size, and with the appropriate diversity of skills and experience with respect to leadership, business operations, finance, industry and company-specific knowledge. The biographies of Messrs. Hardesty and Ward, Jr. contain information regarding each nominee’s experience, qualifications and skills.
When the KLXE Nominating and Corporate Governance Committee reviews a potential new candidate, it looks specifically at the candidate’s qualifications in light of the size of the KLXE Board and the needs of the KLXE Board at a given point in time. In nominating director candidates, the KLXE Nominating and Corporate Governance Committee strives to nominate directors who exhibit high standards of ethics, integrity, commitment and accountability. In addition, all nominations attempt to ensure that the KLXE Board shall encompass a range of talent, skills, expertise and industry experience sufficient to provide sound guidance with respect to KLXE’s operations and activities.
Under KLXE’s Nominating and Corporate Governance Committee charter, directors must inform the KLXE Chairman and the Chairman of the KLXE Nominating and Corporate Governance Committee in

advance of accepting an invitation to serve on another public company board. In addition, no director may sit on the board of directors, or beneficially own more than 1% of the outstanding equity securities, of any of KLXE’s competitors in its principal lines of business. KLXE also discourages its directors from serving on the board of directors of more than three public companies.
To recommend a nominee, a KLXE stockholder shall give notice to KLXE’s Corporate Secretary at KLXE’s principal address in Wellington, Florida. This notice should include the candidate’s brief biographical description, a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above, and the candidate’s signed consent to be named in the proxy statement and to serve as a director if elected. The notice must be given (i) with regard to nominations to be brought before an annual meeting to be held on a day not more than 30 days in advance of the anniversary of the previous year’s meeting nor more than 70 days after the anniversary of the previous year’s meeting, not later than 90 days nor earlier than 120 days in advance of the anniversary of the previous year’s meeting or (ii) with regard to nominations for any other annual meeting, within 10 days following the public announcement of the date of such meeting. Once KLXE receives the nomination, KLXE will deliver a questionnaire to the candidate that requests additional information about the candidate’s independence, qualifications and other information that would assist the KLXE Nominating and Corporate Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in KLXE’s proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the KLXE Nominating and Corporate Governance Committee.
The KLXE Nominating and Corporate Governance Committee has not received any nominations for director from KLXE stockholders for the KLXE Annual Meeting.
On April 21, 2020, Mr. Peter V. Del Presto resigned from the KLXE Board for personal reasons. On April 22, 2020, the KLXE Board elected Mr. Thomas P. McCaffrey as a member of the KLXE Board to replace Mr. Del Presto as a Class III director.
The directors and executive officers of KLXE intend to vote each share of KLXE Common Stock as to which a proxy has been properly executed and returned or submitted over the telephone or on the Internet and not revoked in favor of the election as directors of the two nominees named below, each of whom is now a director of KLXE, unless authority to vote for the election of any or all of such nominees is withheld by marking the proxy to that effect.
Pursuant to the KLXE Charter, the KLXE Board is divided into three classes, each as nearly equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. The director nominees KLXE stockholders are being asked to support at the KLXE Annual Meeting are Messrs. Hardesty and Ward, Jr., currently designated as Class II Directors, whose terms expire at the KLXE Annual Meeting. The attached proxy of KLXE cannot be voted for a greater number of KLXE directors than two.
If elected, Messrs. Hardesty and Ward, Jr., will serve as Class II Directors for a term of three years, expiring at the 2023 KLXE annual meeting of stockholders, and until their respective successors are elected and shall qualify to serve. KLXE expects that Messrs. Hardesty and Ward Jr., will be able to serve, but if they are unable to serve, the proxies reserve discretion to vote for a substitute nominee or nominees, or refrain from voting.
If the conditions to closing of the merger are satisfied, upon consummation of the merger, Mr. Hardesty will resign from the KLXE Board and Mr. Collins will resign from the KLXE Board and be appointed by the KLXE Board as a Class II director.
Required Vote of Stockholders
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Director Election Proposal.
The vote on the KLXE Director Election Proposal is a vote separate and apart from the vote on the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and the KLXE Adjournment.

Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE ESPP Amendment Proposal, the KLXE Auditor Proposal and/or the KLXE Adjournment Proposal and vote not to approve the KLXE Director Proposal, and vice versa.
Approval of the KLXE Director Election Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied the merger will close whether or not the KLXE Director Election Proposal is approved.
Under the KLXE Charter, in order for a director to be elected at the KLXE Annual Meeting, a plurality of the voting power of the shares of KLXE Common Stock entitled to vote on the election of directors and present in person or by proxy at the KLXE Annual Meeting must be cast “for” the director. Abstentions and broker non-votes are excluded from calculation of the vote results. In an uncontested election of directors, any incumbent director who receives a greater number of votes “against” their election than votes “for” their election shall promptly tender their resignation to the KLXE Chairman. The KLXE Chairman then recommends to the KLXE Board whether to accept or reject the resignation, and the KLXE Board must make a decision by 90 days after the date of the meeting at which the election took place. Any director who tenders a resignation does not participate in this decision. KLXE shall then make a public announcement of the KLXE Board’s decision to accept or reject the resignation.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE DIRECTOR ELECTION PROPOSAL
Set forth below is the business experience of, and certain other information regarding, the two director nominees of KLXE. The directors’ ages are as of June 22, 2020.
Name, Age, Business Experience and Current Directorships	Director Since	Term Expires
BENJAMIN A. HARDESTY, 70	2018	2020
Benjamin A. Hardesty has been a Director of KLXE since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Hardesty has been the owner of Alta Energy LLC, a consulting business focused on oil and natural gas in the Appalachian Basin and onshore United States, since 2010. In May 2010, Mr. Hardesty retired as president of Dominion E&P, Inc., a subsidiary of Dominion Energy, engaged in the exploration and production of oil and natural gas in North America, a position he had held since September 2007. After joining Dominion Energy in 1995, Mr. Hardesty had previously also served in other executive positions, including President of Dominion Appalachian Development, Inc. and General Manager and Vice President Northeast Gas Basin. Mr. Hardesty has served on the Board of Directors of Antero Resources Corporation since its initial public offering in October 2013. He previously was a member of the Board of Directors of Blue Dot Energy Services, LLC from 2011 until its sale to B/E Aerospace in 2013. From 1982 to 1995, Mr. Hardesty served as an officer and director of Stonewall Gas Company, and from 1978 to 1982 as vice president of operations of Development Drilling Corporation. Mr. Hardesty is director emeritus and past president of the West Virginia Oil & Natural Gas Association and past president of the Independent Oil & Gas Association of West Virginia. Mr. Hardesty serves on the Visiting Committee of the Petroleum Natural Gas Engineering Department of the College of Engineering and Mineral Resources at West Virginia University. The KLXE Board benefits from Mr. Hardesty’s significant experience in the oil and natural gas industry, including in KLXE’s areas of operation.

Name, Age, Business Experience and Current Directorships	Director Since	Term Expires
STEPHEN M. WARD, JR., 65	2018	2020
Stephen M. Ward, Jr., has been a Director of KLXE since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is Chair of the Corporate Governance Committee and a member of the Human Resources and Science and Technology Committees. Mr. Ward previously served as President and Chief Executive Officer of Lenovo Corporation, which was formed by the acquisition of IBM Corporation’s personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward is a cofounder and Board member of C3.ai, a company that develops and sells internet of things software for analytics and control. Mr. Ward was previously a Board member and founder of E2open, a maker of enterprise software, and a Board member of E-Ink, a maker of high-tech screens for e-readers and computers, and was the Chairman of the Board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale. The KLXE Board benefits from Mr. Ward’s broad executive experience and focus on innovation that enables him to share with the KLXE Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth.
Information about KLXE’s current directors and executive officers, executive compensation and related party transactions is set forth in KLXE’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which is attached as Annex J to this joint proxy statement/prospectus. Information about KLXE’s corporate governance is set forth herein, beginning under the section entitled “Management of KLXE Following the Merger — Structure of the Board of Directors” on page 163. The Report of KLXE’s Audit Committee is set forth herein under the section entitled “Report of the Audit Committee of the KLXE Board.”

KLXE PROPOSAL 5 — AMENDMENT TO THE KLXE EMPLOYEE STOCK PURCHASE PLAN
In connection with the merger, KLXE intends to adopt the ESPP Amendment, a copy of which is attached to this joint proxy statement/prospectus as Annex D. The ESPP was previously adopted by the KLXE Board, and approved by KLXE’s stockholders, to provide a method by which eligible employees of KLXE and its subsidiaries as KLXE’s Board may from time to time designate may use voluntary, systematic payroll deductions to purchase shares of KLXE Common Stock and thereby acquire an interest in the future of KLXE. The ESPP Amendment would increase the total number of shares of KLXE Common Stock reserved for issuance under the ESPP by 1,500,000 shares in order to allow eligible employees to purchase shares of KLXE Common Stock in accordance with past practice. The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. As of June 24, 2020, the per-share fair market value of KLXE Common Stock was equal to $2.36.
Why KLXE Stockholders Should Vote to Approve the ESPP Amendment
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ESPP Participation is an Important Part of KLXE’s Compensation Philosophy.   KLXE’s equity compensation plans are critical to KLXE’s ongoing effort to build stockholder value. The KLXE Board and KLXE Compensation Committee believe that KLXE’s ability to provide a method by which eligible employees of KLXE and its subsidiaries, as KLXE’s Board may from time to time designate, may purchase shares of KLXE Common Stock has helped KLXE attract, retain and motivate professionals of the highest caliber with highly sought-after skill sets, who are capable of leading KLXE in fulfilling its business objectives. The KLXE Board believes that the effective use of equity-based compensation is vital to KLXE’s ability to achieve future success.

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As of May 2020, 128 employees of KLXE and its subsidiaries participate in the ESPP (including one executive officer). Over the past three fiscal years, approximately 207 employees on an annual average basis have purchased KLXE Common Stock under the ESPP. KLXE believes this employee participation helps align incentives throughout the organization.

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The ESPP Will No Longer Have Shares Available for Issuance.   Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, KLXE has refunded participants’ contributions for such offering period. In addition, KLXE agreed with QES to suspend the ESPP until the closing date. KLXE intends to continue to offer the ESPP following the closing date. In order for KLXE, following completion of the merger, to allow its eligible employees to so purchase shares in amounts consistent with historic practices at KLXE, additional shares are required for the ESPP. The KLXE Board and the KLXE Compensation Committee continue to believe that in order to hire and retain talented professionals, KLXE’s compensation practices will need to remain in line with its competitors. The KLXE Board anticipates that KLXE will have difficulty attracting, retaining and motivating employees if KLXE is unable to provide participation in an ESPP to them. The KLXE Board believes that outcome could negatively impact KLXE’s ability to align employee compensation with the interests of KLXE stockholders.

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Reasonable Share Request.   The total number of additional shares KLXE is requesting under the ESPP is 1,500,000, as may be adjusted by the reverse stock split, which KLXE believes will be sufficient for options under the ESPP until the occurrence of KLXE’s next annual meeting of stockholders, and that such number of shares is reasonable and consistent with general market practices. This view is based on several assumptions, including that levels of participation under the ESPP will be consistent with past participation levels. KLXE’s view of the reasonableness of its share request is dependent on a number of other factors that are difficult to predict or beyond KLXE’s control, including the price of KLXE Common Stock underlying future options under the ESPP, KLXE’s hiring activity, forfeitures of outstanding options and other circumstances that may require KLXE to change its practices. These underlying assumptions and factors cannot be predicted with certainty, and to the extent they change, the number of shares requested may not last for the estimated period or may last longer than the estimated period. The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share.
•
Dilution is Reasonable.   KLXE’s Compensation Committee carefully monitors KLXE’s annual net burn rate, which is the rate at which KLXE Common Stock is issued under the ESPP as a percentage of outstanding shares of KLXE Common Stock, and potential stockholder dilution in order to maximize stockholder value and it believes that the burn rate and potential stockholder dilution are reasonable.

Background
The ESPP Amendment will increase the total number of shares of KLXE Common Stock reserved for issuance under the ESPP from 200,000 to 1,700,000. The KLXE Board considered corporate governance best practices when approving the aforementioned modification. The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share.
The following table provides information regarding KLXE’s historical practices under the ESPP.
	2018	2019	2020
Shares of KLXE Common Stock Issued	—	175,256	—
For additional information, as of January 31, 2020, regarding the shares of KLXE Common Stock that may be issued under KLXE’s existing equity compensation plans, which consist of the LTIP, the ESPP and the Directors Plan, please see “KLXE Proposal 3 — Amendment to the KLXE Long-Term Incentive Plan — Background.”
The ESPP was adopted in September 2018. Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, KLXE has refunded participants’ contributions for such offering period. In addition, KLXE agreed with QES to suspend ESPP participation until the closing date. KLXE intends to continue to offer the ESPP following the closing date. In order to do so, KLXE needs to replenish the share reserve of the ESPP. Without the ability to provide participation in an ESPP, KLXE may be unable to attract and retain key employees.
If this KLXE ESPP Amendment Proposal is approved, KLXE intends to continue to provide for participation in the ESPP for existing KLXE and QES employees, assuming the consummation of the merger, as well as newly hired employees, subject to the terms and conditions of the ESPP. If this KLXE ESPP Amendment Proposal is approved, KLXE expects to have sufficient shares available under the ESPP until the occurrence of KLXE’s next annual meeting of stockholders.
The proposed increase of 1,500,000 shares was determined by considering KLXE’s past purchases by employees under the ESPP, KLXE’s current eligible employee population and forecasted hiring and retention plan (taking into account QES employees). The requested number of shares was based on the dollar value of the estimated future purchases for both QES and KLXE employees (based on historical purchases by KLXE employees) divided by the 30-day volume weighted average of KLXE shares as of June 12, 2020 of $1.68 per share. The KLXE Board believes that the increase in shares of KLXE Common Stock available for issuance under the ESPP is essential to permit KLXE’s management to continue to provide long-term, equity-based incentives to present and future employees.
New Plan Benefits
The amounts of future stock purchases under the ESPP are not determinable because, under the terms of the ESPP, purchases are based upon elections made by participants. In addition, future purchase prices are not determinable because they are based upon fair market value of shares of KLXE Common Stock at the end of each applicable offering period. Because the ESPP did not have enough shares reserved to satisfy outstanding options to purchase shares during the offering period ending June 30, 2020, KLXE has refunded participants’ contributions for such offering period. KLXE’s non-employee directors are not entitled to participate in the ESPP.

Historical ESPP Purchases
The following table sets forth, as to each of KLXE’s named executive officers and the other individuals and groups indicated, the number of shares of KLXE Common Stock purchased under the ESPP from September 13, 2018 through January 31, 2020, and the weighted average purchase price paid per share. KLXE’s non-employee directors are not entitled to participate in the ESPP.
Name and Position	Number of Shares Purchased	Weighted Average Purchase Price
Amin J. Khoury
Former Chief Executive Officer and President	—	$—
Thomas P. McCaffrey
President, Chief Executive Officer and Chief Financial Officer	—	$—
Gary J. Roberts
Former Vice President and General Manager	—	$—
Heather M. Floyd
Vice President – Finance and Corporate Controller	2,551	$8.32
All current executive officers as a group	2,551	$8.32
All current non-employee directors as a group	—	—
All employees except current executive officers as a group	172,705	$8.56
Description of the ESPP
The following description of the principal terms of the ESPP is a summary and is qualified in its entirety by reference to the full text of the ESPP, a copy of which is filed as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.
Administration.   The ESPP is administered by the KLXE Compensation Committee, which has the right to determine any questions which may arise regarding the interpretation and application of the provisions of the ESPP and to make, administer and interpret such rules and regulations as it deems necessary. Any determinations will be made by the KLXE Compensation Committee in its sole discretion and will be final and binding. The KLXE Compensation Committee is authorized from time to time to delegate some or all of its authority under the ESPP to a subcommittee or other individuals as it deems necessary, appropriate or advisable.
Eligibility.   Any individual who (i) has been employed by KLXE (or its subsidiaries) for at least 90 days, (ii) is customarily employed by KLXE (or its subsidiaries) for at least 20 hours per week and (iii) is customarily employed by KLXE (or its subsidiaries) for five months or more in any calendar year is eligible to participate in the ESPP, provided that the individual is employed on the first day of an option period and subject to certain limitations imposed by Section 423 of the Code.
Option Periods.   The ESPP is currently implemented by consecutive six-month option periods, beginning on January 1st and July 1st of each year and ending on the last day of June and December, respectively. Shares are issued on the last day of each six-month option period. KLXE has agreed with QES to suspend the ESPP during the period between the end of the current offering period and the closing date, but intends to continue to offer the ESPP following the closing date.
Participation in the Plan.   Eligible employees become participants in the ESPP by executing and delivering to KLXE an enrollment form at least five days prior to the beginning of an option period (or an earlier date determined by the KLXE Compensation Committee). The enrollment form specifies the employee’s contribution percentage (between 2% and 15% of “eligible compensation” as defined in the Code) and authorizes KLXE to make payroll deductions for the purchase of shares under the ESPP. At any time on or prior to the fifteenth day of the last month of an option period, a participant may discontinue his or her participation in the ESPP or may decrease the rate of payroll deductions (but not below 2% of compensation) at any time during the option period by delivering electronic notice to KLXE. Upon a withdrawal from the ESPP during an option period, all payroll deductions for the option period will be returned to the participant in cash, without interest. The participant may not re-elect to participate in the ESPP during the option period but may make a new election to participate in any future option period. Unless the participant’s participation is discontinued, the purchase of shares occurs automatically at the end of the option period. Once an employee becomes a participant, he or she will automatically be enrolled in subsequent option periods unless the employee withdraws from the ESPP or becomes ineligible to participate.
Purchase Price.   The purchase price per share at which shares are sold under the ESPP is 85% of the fair market value per share of KLXE Common Stock on the last day of the option period. The fair market value per share of KLXE Common Stock on a given date is the closing sales price on the Nasdaq National Market as of such date.
Delivery of Shares.   On the last day of the option period, the balance of a participant’s account under the ESPP will be applied to the purchase of the number of shares of KLXE Common Stock determined by dividing the account balance by the purchase price. No fractional shares will be delivered under the ESPP.
Share Purchase Limits.   The maximum number of shares that a participant may purchase during any option period is the number of shares that when multiplied by the fair market value of KLXE Common Stock on the last day of the option period equals $12,500 or less. In addition, no participant will be granted an option under the ESPP that would allow the maximum number of shares of KLXE Common Stock that a participant may purchase under the ESPP (or any employee stock purchase plan sponsored by KLXE (and its subsidiaries and affiliates)) to accrue at a rate that would exceed $25,000 in fair market value of such shares (determined at the last day of the option period) for each fiscal year in which the option is outstanding at any time. In addition, no participant will be permitted to subscribe for shares under the ESPP if, immediately after the grant of the option, the participant would own 5% or more of the combined voting power or value of all classes of stock of KLXE or of any of its subsidiaries (including stock that may be purchased under the ESPP or pursuant to any other options).
Termination of Employment; Death.   Upon the termination of a participant’s employment with KLXE and its subsidiaries and affiliates, the participant (i) will immediately cease to participate in the ESPP and (ii) will receive any amounts being held in his or her account. In the event of a participant’s death during an option period, the participant’s designated beneficiary will be entitled to receive the amount credited to the participant’s account or to have the account applied to the purchase of KLXE Common Stock at the end of the option period.
Adjustment or Changes in Capitalization.   In the event of any change in outstanding KLXE Common Stock by reason of a stock split, stock dividend, recapitalization, partial or complete liquidation, reclassification, merger, consolidation, reorganization, extraordinary cash dividend, spin-off, split-up, combination or other corporate event or distribution of stock or property affecting KLXE Common Stock, the aggregate number of shares available under the ESPP, the number of shares underlying options under the ESPP and the purchase price of such options will be appropriately adjusted in accordance with Section 423 of the Code.
Dissolution or Liquidation.   Unless provided otherwise by the KLXE Compensation Committee, in the event of the proposed dissolution or liquidation of KLXE, the option period then in progress will be shortened by the KLXE Compensation Committee setting a new exercise date and shall terminate immediately prior to the consummation of the proposed dissolution or liquidation.
Asset Sale, Merger or Consolidation.   In the event of a proposed sale of all or substantially all of the assets of KLXE, or the merger or consolidation of KLXE with or into another entity, each outstanding option under the ESPP will be assumed, or an equivalent right to purchase shares substituted, by the successor or resulting entity or a parent or subsidiary of the entity. In lieu of such substitution or assumption, the KLXE Compensation Committee may elect to shorten any option period then in progress by setting a new exercise date and any option period then in progress will end on the new exercise date.
Non-Assignability.   No rights or accumulated payroll deductions of a participant under the ESPP may be pledged or transferred for any reason during the lifetime of a participant (other than by will or the laws of descent and distribution). If a participant attempts to make such a transfer, any option held by the participant may be terminated by KLXE.

Amendment and Termination of the Plan.   The ESPP may be amended by the KLXE Compensation Committee for any reason subject to applicable laws, rules and regulations. However, if the KLXE Compensation Committee elects to amend the ESPP to increase the number of outstanding shares of KLXE Common Stock available for issuance, the amendment must be approved by KLXE’s stockholders within 12 months. The ESPP will remain in effect until December 31, 2028, unless terminated earlier by the KLXE Board.
Certain Federal Income Tax Consequences
The following summary of tax consequences to ESPP participants is intended to be used solely by KLXE stockholders in considering how to vote on this proposal and not as tax guidance to participants in the ESPP. It relates only to federal income tax and does not address state, local or foreign income tax rules or other U.S. tax provisions, such as estate or gift taxes. Different tax rules may apply to specific participants and transactions under the ESPP. In addition, this summary is as of the date of this joint proxy statement/prospectus; federal income tax laws and regulations are frequently revised and may be changed again at any time. Therefore, each recipient is urged to consult a tax advisor before participating in the ESPP or before disposing of any shares acquired under the ESPP.
The following generally summarizes the U.S. federal income tax consequences that will arise with respect to participation in the ESPP and the purchase and sale of KLXE Common Stock under the ESPP. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under a plan that so qualifies, no taxable income will be recognized by a participant, and no deductions will be allowable to KLXE, upon either the grant or the exercise of the purchase rights. However, taxable income will be recognized by a participant in the year in which there is a sale or other disposition of the purchased shares or in the event the participant dies while owning the purchased shares.
Disposition of Shares Following the Holding Period.   If the purchased shares are not disposed of within two years after the date on which KLXE granted the purchase right or within one year after the date on which a participant purchased the shares (such period, the “Holding Period”), or if the participant dies while owning the purchased shares, the participant will be taxed in the year in which he or she disposes of the shares, or the year in which the participant’s death occurs, as applicable. The participant will recognize ordinary income on an amount equal to the lesser of: (i) the excess, if any, of the fair market value of the purchased shares on the date on which he or she disposed of such shares or the date on which he or she died, as applicable, over the amount paid for the purchased shares, and (ii) the excess of the fair market value of the purchased shares on the date KLXE granted the purchase right over the purchase price, determined assuming that the purchase right was exercised on the date granted. The participant will recognize as capital gain any further gain realized by him or her when he or she disposes of the purchased shares (after increasing the tax basis in these shares by the amount of ordinary income realized as described above).
Disposition of Shares During the Holding Period.   If a participant disposes of the purchased shares before the Holding Period expires, the participant will be taxed in the year in which he or she disposes of such shares. The participant will recognize ordinary income, reportable for the year of the disposition of such shares, to the extent of the excess of the fair market value of such shares on the date on which the purchase right was exercised, over the purchase price for such shares. The participant will recognize as capital gain any further gain realized by him or her upon the disposition of the shares (after increasing the tax basis in these shares by the amount of ordinary income realized as described above).
If a participant disposes of the purchased shares before the Holding Period expires and the amount realized is less than the fair market value of the shares at the time of exercise, the participant will be taxed in the year in which he or she disposes of such shares. The participant will recognize ordinary income to the extent of the excess of the fair market value of such shares on the date on which the purchase right is exercised, over the purchase price for such shares. The participant will recognize a capital loss to the extent the fair market value of such shares on the exercise date exceeds the amount realized on the sale.
KLXE Deduction.   KLXE is generally entitled to a tax deduction equal to the amount recognized as ordinary income by the participant in connection with the ESPP, but not for amounts the participant recognizes as capital gain.

Required Vote of Stockholders
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE ESPP Amendment Proposal.
The vote on the KLXE ESPP Amendment Proposal is a vote separate and apart from the vote on the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE Auditor Proposal and the KLXE Adjournment Proposal. Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE Auditor Proposal and/or the KLXE Adjournment Proposal and vote not to approve the KLXE ESPP Amendment Proposal, and vice versa.
Approval of the KLXE ESPP Amendment Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied the merger will close whether or not the KLXE ESPP Amendment Proposal is approved.
Assuming a quorum is present at the KLXE Annual Meeting, approval of the KLXE ESPP Amendment Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. An abstention, a broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the KLXE ESPP Amendment Proposal.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE ESPP AMENDMENT PROPOSAL

KLXE PROPOSAL 6 — RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The KLXE Audit Committee has appointed Deloitte & Touche LLP as KLXE’s independent registered public accounting firm to audit the consolidated financial statements for the year ending January 31, 2021 and presents this appointment to the KLXE stockholders for ratification.
Although stockholder approval of this appointment is not required, the KLXE Audit Committee and the KLXE Board believe that submitting the appointment to the KLXE stockholders for annual ratification is a matter of good corporate governance. If the KLXE stockholders do not ratify the appointment, the KLXE Audit Committee will review its future selection of independent registered public accounting firm, but still may retain them. Even if the appointment is ratified, the KLXE Audit Committee, at its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of KLXE and its stockholders.
Deloitte & Touche LLP acted as KLXE’s independent registered public accounting firm for the 2019 fiscal year. In addition to its audit of KLXE’s consolidated financial statements, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates performed certain non-audit services for KLXE and its subsidiaries during the 2019 fiscal year.
A representative of Deloitte & Touche LLP is expected to attend the KLXE Annual Meeting and will be afforded the opportunity to make a statement if he or she desires to do so and to respond to appropriate questions from KLXE stockholders.
For information concerning the appointment of Deloitte & Touche LLP, see “Report of the Audit Committee of the KLXE Board.” For information concerning fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates, see “— Principal Accountant Fees and Services.”
Deloitte & Touche LLP has audited the financial statements of KLXE for the fiscal year ended January 31, 2020.
When considering Deloitte & Touche LLP’s independence, the KLXE Audit Committee considered whether its provision of services to KLXE beyond those rendered in connection with its audit and review of KLXE’s consolidated financial statements was compatible with maintaining its independence and has determined that such services do not interfere with that firm’s independence in the conduct of its auditing function. The KLXE Audit Committee also reviewed, among other things, the amount of fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates for audit and non-audit services.
Principal Accountant Fees and Services
The following table sets forth by category of service the fees incurred in engagements performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates, for professional services rendered to KLXE for the fiscal years ended January 31, 2020 and January 31, 2019.
	January 31, 2020 (in Thousands)	January 31, 2019 (in Thousands)
Audit Fees	$1,671	$1,415
Audit-Related Fees	69	201
Tax Fees	—	—
All Other Fees	—	—
Total	$1,739	$1,616

Audit Fees
Audit fees in 2019 and 2018 consist of aggregate fees, including expenses, billed and reasonably expected to be billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates in connection with KLXE’s annual audit and the audit of internal control over financial reporting (Sarbanes-Oxley Act Section 404) and the reviews of KLXE’s quarterly reports on Form 10-Q.
Audit-Related
Audit-related fees in 2019 and 2018 consist of the aggregate fees, including expenses, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates in connection with KLXE’s Employee Stock Purchase Plan audit and the issuance of KLXE’s senior secured notes due 2025.
All Other Fees
There were no other fees or expenses billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates not otherwise described above.
Pre-Approval Policies and Procedures
The KLXE Audit Committee approves all audit and audit-related services, tax services and other services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates.
Any services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates that are not specifically included within the scope of the audit must be pre-approved by the KLXE Audit Committee in advance of any engagement. Under the Sarbanes-Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2019 and 2018, $8,550 and $0, respectively, of the fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates were approved pursuant to the de minimis exception.
In making its recommendation to appoint Deloitte & Touche LLP as KLXE’s independent registered public accounting firm for the fiscal year ending January 31, 2021, the KLXE Audit Committee has considered whether the services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates are compatible with maintaining the independence of Deloitte & Touche LLP and has determined that such services do not interfere with that firm’s independence in the conduct of its auditing function.
Required Vote of Stockholders
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Auditor Proposal.
The vote on the KLXE Auditor Proposal is a vote separate and apart from the vote on the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal and the KLXE ESPP Amendment Proposal. Accordingly, if you are a KLXE stockholder, you may vote to approve any or all of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal and/or the KLXE ESPP Amendment Proposal and vote not to approve the KLXE Auditor Proposal, and vice versa.
Approval of the KLXE Auditor Proposal is not a condition to the consummation of the merger, and if the conditions to the merger are satisfied the merger will close whether or not the KLXE Auditor Proposal is approved.

Assuming a quorum is present at the KLXE Annual Meeting, approval of the KLXE Auditor Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. An abstention or other failure to vote will have the same effect as a vote “AGAINST” the KLXE Auditor Proposal.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE AUDITOR PROPOSAL

KLXE PROPOSAL 7 — ADJOURNMENT OF THE KLXE ANNUAL MEETING
The KLXE Annual Meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to KLXE stockholders.
KLXE is asking its stockholders to authorize the holder of any proxy solicited by the KLXE Board to vote in favor of any adjournment to the KLXE Annual Meeting to solicit additional proxies if there are not sufficient votes to approve any of the KLXE Share Issuance Proposal, the KLXE Reverse Stock Split Proposal, the KLXE LTIP Amendment Proposal, the KLXE Director Election Proposal, the KLXE ESPP Amendment Proposal or the KLXE Auditor Proposal, or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to KLXE stockholders.
Required Vote of Stockholders
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the proposal to adjourn the KLXE Annual Meeting, if necessary.
In the event that a quorum is not present in person or by proxy at the KLXE Annual Meeting, approval of the KLXE Adjournment Proposal requires the affirmative vote of a majority of the shares of KLXE Common Stock present at the KLXE Annual Meeting and entitled to vote thereat. An abstention, a broker non-vote or other failure to vote will have the same effect as a vote “AGAINST” the KLXE Adjournment Proposal.

IF YOU ARE A KLXE STOCKHOLDER, THE KLXE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE KLXE ADJOURNMENT PROPOSAL

QES SPECIAL MEETING
General
This joint proxy statement/prospectus is first being mailed on or about June 29, 2020 and constitutes notice of the QES Special Meeting in conformity with the requirements of the DGCL and the amended and restated bylaws of QES (the “QES Bylaws”).
This joint proxy statement/prospectus is being provided to QES stockholders as part of a solicitation of proxies by the QES Board for use at the QES Special Meeting and at any adjournments or postponements of the QES Special Meeting. QES stockholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding the Merger Agreement and the transactions contemplated by the Merger Agreement.
Date, Time and Place
The QES Special Meeting will be held on July 24, 2020, commencing at 10:00 a.m., Central Time. The QES Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/QES2020SM, where QES stockholders will be able to participate and vote online. Online access will begin at 9:45 a.m., Central Time, and QES encourages its stockholders to access the meeting prior to the start time. This joint proxy statement/prospectus is first being furnished to QES’s stockholders on or about June 29, 2020.
QES has chosen to hold the QES Special Meeting solely via live webcast and not in a physical location given the current public health impact of COVID-19 and its desire to promote the health and safety of QES stockholders, as well as its directors, officers, employees and other constituents.
Purpose of the QES Special Meeting
At the QES Special Meeting, QES stockholders will be asked to consider and vote on the following proposals:
•
QES Proposal 1 — the QES Merger Proposal:   to adopt the Merger Agreement, pursuant to which each outstanding share of QES Common Stock (other than QES Excluded Shares) will be cancelled and converted into the right to receive 0.4844 shares of KLXE Common Stock; and

•
QES Proposal 2 — the QES Adjournment Proposal:   to approve the adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.

QES will transact no other business at the QES Special Meeting except such business as may properly be brought before the QES Special Meeting or any adjournments or postponements thereof.
QES stockholders must approve the QES Merger Proposal as a condition to the completion of the merger. If QES stockholders fail to approve the QES Merger Proposal, the merger will not occur. The vote on the QES Adjournment Proposal is a vote separate and apart from the vote to approve the QES Merger Proposal. Accordingly, a QES stockholder may vote to approve the QES Merger Proposal and vote not to approve the QES Adjournment Proposal, and vice versa.
Other than the matters described above, QES does not expect a vote to be taken on any other matters at the QES Special Meeting or any adjournment or postponement thereof. However, if any other matters are properly brought before the QES Special Meeting or any adjournment or postponement thereof for consideration, the holders of the proxies will have discretion to vote on such matters in accordance with their best judgment.
Recommendation of the QES Board
The QES Board has unanimously determined that it is in the best interests of the stockholders of QES to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger. A description of factors considered by the QES Board in reaching its decision to approve and declare advisable the Merger Agreement can be found in “The Merger — Recommendation of the QES Board and Reasons for the Merger” beginning on page 102.
The QES Board unanimously recommends that the QES stockholders vote “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal, if necessary or appropriate to solicit additional proxies.
QES stockholders’ approval of the QES Merger Proposal is a condition for the merger to occur. If QES stockholders fail to approve the QES Merger Proposal by the requisite vote, the merger will not occur.
Record Date; Stockholders Entitled to Vote
Only holders of QES Common Stock at the close of business on June 22, 2020, the record date for the QES Special Meeting, will be entitled to notice of, and to vote at, the QES Special Meeting or any adjournments or postponements of the QES Special Meeting. At the close of business on the record date, 33.755,987 shares of QES Common Stock were outstanding.
Holders of QES Common Stock are entitled to one vote for each share of QES Common Stock they own at the close of business on the record date.
Quorum
The presence at the QES Special Meeting of the holders of a majority of voting power of the shares of QES Common Stock outstanding at the close of business on the record date and entitled to vote at the meeting will constitute a quorum. As a result, there must be 16,877,994 shares represented by proxy or by stockholders present and entitled to vote at the QES Special Meeting in order to have a quorum. There must be a quorum for business to be conducted at the QES Special Meeting. If a quorum does not exist, the chairman of the meeting or the stockholders, by the affirmative vote of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting, may adjourn the meeting to another place, date or time. Failure of a quorum to be represented at the QES Special Meeting will necessitate an adjournment of the QES Special Meeting and may subject QES to additional expense.
If you submit your proxy over the Internet or by telephone or submit a properly executed proxy card, even if you abstain from voting, your shares will be counted as present for purposes of determining whether a quorum exists at the QES Special Meeting.
Required Vote
Approval of the QES Merger Proposal requires the affirmative vote of a majority of the shares of QES Common Stock outstanding at the close of business on the record date and entitled to vote thereon.
Under the QES Bylaws, approval of the QES Adjournment Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting, whether or not a quorum is present. Regardless of whether a quorum is present at the QES Special Meeting, the chairman of the meeting may also adjourn the QES Special Meeting.
Abstentions and Broker Non-Votes
An abstention occurs when a stockholder attends a meeting, either in person or by proxy, but abstains from voting. At the QES Special Meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. Abstaining from voting will have the same effect as voting “AGAINST” the QES Merger Proposal and the QES Adjournment Proposal.
If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted “FOR” (i) the QES Merger Proposal and (ii) the QES Adjournment Proposal.

Broker non-votes occur when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Under NYSE rules, banks, brokers and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the QES proposals described in this joint proxy statement/prospectus. Accordingly, if a beneficial owner of shares of QES Common Stock held in “street name” does not give voting instructions to the bank, broker or other nominee, then those shares will not be counted as present in person or by proxy at the QES Special Meeting.
Failure to Vote
If you are a stockholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the QES Special Meeting, your shares will not be voted at the QES Special Meeting, will not be counted as present in person or by proxy at the QES Special Meeting and will not be counted as present for purposes of determining whether a quorum exists.
Under NYSE rules, banks, brokers and other nominees that hold shares in “street name” for their customers do not have discretionary voting authority with respect to the QES Merger Proposal and the QES Adjournment Proposal. Accordingly, if you are the beneficial owner of shares held in “street name” and you do not issue voting instructions to your bank, broker or other nominee, your shares will not be voted at the QES Special Meeting. The failure to issue voting instructions to your bank, broker or other nominee will have the same effect as voting “AGAINST” the QES Merger Proposal but, assuming you are not present in person or represented by proxy at the QES Special Meeting, will have no effect on the outcome of the QES Adjournment Proposal.
A failure to have your shares present at the QES Special Meeting will have the same effect as a vote “AGAINST” the QES Merger Proposal, but will have no effect on the outcome of the QES Adjournment Proposal.
Voting by QES’s Directors and Executive Officers
At the close of business on June 22, 2020, the record date for the QES Special Meeting, directors and executive officers of QES were entitled to vote 10,279,857 shares of QES Common Stock, or approximately 30.5% of the shares of QES Common Stock issued and outstanding on that date. QES’s directors and executive officers have informed QES that they intend to vote their shares in favor of the QES Merger Proposal and the QES Adjournment Proposal, although none of QES’s directors and executive officers is obligated to do so, other than Mr. Robertson. Mr. Robertson, in his capacities as the sole manager of Robertson QES Investment LLC and managing partner of each of Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, LP and Quintana Energy Fund — FI, LP (collectively, the “Quintana Funds”), has agreed to vote the shares of QES Common Stock held by Robertson QES Investment LLC and the Quintana Funds in favor of the QES Merger Proposal at the QES Annual Meeting. For more information, please see “The Merger Agreement — QES Support Agreement.”
Voting at the QES Special Meeting
If your shares are registered directly in your name with QES’s transfer agent, you are considered a “stockholder of record” (also referred to in this joint proxy statement/prospectus as a “registered stockholder”), and there are four methods by which you may vote your shares at the QES Special Meeting. You may attend the QES Special Meeting virtually and vote your shares, rather than signing and returning your proxy card, or you may cause your shares to be voted by authorizing the persons named as proxies on the proxy card to vote your shares at the QES Special Meeting by returning the proxy card through the Internet, by telephone or by mail. If you choose to submit a proxy to vote your shares over the Internet or by telephone, there is no need for you to mail back your proxy card. Although QES offers four different voting methods, QES encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the QES Special Meeting.

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To Submit a Proxy to Vote Over the Internet:   To submit a proxy to vote over the Internet, go to www.proxyvote.com and follow the steps outlined on the secured website. You will need the 16-digit control number included on your proxy card to obtain your records and to create an electronic voting instruction form. If you submit your proxy to vote over the Internet, you do not have to mail in a proxy card. If you choose to submit your vote via proxy over the Internet, you must do so prior to 11:59 p.m., Eastern Time, on July 23, 2020.

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To Submit a Proxy by Telephone:   To submit a proxy to vote by telephone, call toll-free 1-800-690-6903 within the U.S., U.S. territories and Canada on a touch-tone telephone. Please have your proxy card available for reference because you will need the validation details that are located on your proxy card in order to submit your vote by proxy by telephone. If you submit your proxy to vote by telephone, you do not have to mail in a proxy card. If you choose to submit your vote via proxy by telephone, you must do so prior to 11:59 p.m., Eastern Time, on July 23, 2020.

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To Submit a Proxy by Mail:   To submit a proxy to vote by mail, complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage paid enveloped provided. If you sign and return your proxy card without indicating how you want your shares of QES Common Stock to be voted with regard to a particular proposal, your shares of QES Common Stock will be voted in favor of such proposal. If you return your proxy card without a signature, your shares will not be counted as present at the QES Special Meeting and cannot be voted.

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To Vote at the QES Special Meeting:   To vote during the QES Special Meeting, go to www.virtualshareholdermeeting.com/QES2020SM during the meeting and follow the instructions on the website. You will need your 16-digit control number to access the meeting and vote your shares during the meeting.

If your shares are held by your bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name” and you will receive a vote instruction form from your bank, broker or other nominee seeking instruction from you as to how your shares should be voted.
If you sign your proxy, but do not indicate how you wish to vote, your shares will be voted “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal.
Stockholders who are entitled to vote at the QES Special Meeting may attend the virtual QES Special Meeting.
Revocation of Proxies
Other than with respect to stockholders of QES party to the QES Support Agreement, you can change or revoke your proxy at any time before the final vote at the QES Special Meeting. If you are the stockholder of record of your shares, you may revoke your proxy by:
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submitting another proxy over the Internet or by telephone prior to 11:59 p.m., Eastern Time, on July 23, 2020;

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timely delivering a written notice that you are revoking your proxy to QES’s Secretary;

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timely delivering a valid, later-dated proxy; or

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attending the QES Special Meeting and voting. Simply attending the QES Special Meeting will not, by itself, revoke your proxy.

If you are the beneficial owner of shares held in “street name,” you should contact your bank, broker or other nominee with questions about how to change or revoke your voting instructions.
Solicitation of Proxies
The QES Board is soliciting your proxy in connection with the QES Special Meeting, and QES will bear the cost of soliciting such proxies, except that KLXE and QES will share equally the costs of printing and filing this joint proxy statement/prospectus. QES does not expect to retain a proxy solicitor to assist with the solicitation of proxies in connection with the QES Special Meeting. Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through banks, brokers and other nominees to the beneficial owners of shares of QES Common Stock, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of QES’s directors, officers and employees, without additional compensation.
Adjournment
In addition to the QES Merger Proposal, QES stockholders are also being asked to approve the QES Adjournment Proposal, which will enable the adjournment of the QES Special Meeting for the purpose of soliciting additional votes in favor of the QES Merger Proposal, if there are not sufficient votes at the time of the QES Special Meeting to approve the QES Merger Proposal. Whether or not a quorum is not present, the chairman of the meeting or the stockholders, by the affirmative vote of the holders of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting, may adjourn the QES Special Meeting to another place, date or time. In addition, the QES Special Meeting could be postponed before it commences. If the QES Special Meeting is adjourned or postponed for the purpose of soliciting additional votes, stockholders who have already submitted their proxies will be able to revoke them at any time prior to the final vote on the proposals.
The QES Board unanimously recommends a vote “FOR” the QES Adjournment Proposal, if necessary or appropriate, to solicit additional proxies.
Inspector of Election
The QES Board has appointed American Election Services, LLC to act as the inspector of election at the QES Special Meeting.
Appraisal Rights
QES stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger under Section 262 of the DGCL. For additional information, please see “The Merger — No Appraisal Rights.”
Householding of QES Special Meeting Materials
Unless QES has received contrary instructions, QES may send a single copy of this joint proxy statement/prospectus and other stockholder communications to any household at which two or more stockholders reside if QES believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at a household and helps to reduce QES’s expenses.
Questions
If you have more questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact QES at (832) 518-4094 or write to Quintana Energy Services, Inc., Attn: Corporate Secretary, 1415 Louisiana, Suite 2900, Houston, TX 77002.

QES PROPOSAL 1 — ADOPTION OF THE MERGER AGREEMENT
This joint proxy statement/prospectus is being furnished to QES stockholders as part of the solicitation of proxies by the QES Board for use at the QES Special Meeting to consider and vote upon a proposal to adopt the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and approve the transactions contemplated thereby, including the merger.
The QES Board, after due and careful discussion and consideration, unanimously approved and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of QES and its stockholders.
Required Vote of Stockholders
The QES Board accordingly unanimously recommends that QES stockholders vote “FOR” the proposal to adopt the Merger Agreement and approve the merger, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus entitled “The Merger” and “The Merger Agreement” and as attached as Annex A to this joint proxy statement/prospectus.
Approval of the QES Merger Proposal is a condition to completion of the merger.
The vote on the QES Merger Proposal is a vote separate and apart from the vote to approve the QES Adjournment Proposal. Accordingly, a QES stockholder may vote to approve the QES Merger Proposal and vote not to approve the QES Adjournment Proposal, and vice versa.
Approval of the QES Merger Proposal requires the affirmative vote of a majority of the outstanding shares of QES Common Stock entitled to vote thereon. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the proposal to adopt the Merger Agreement.
Pursuant to the QES Support Agreement, the QES Principal Stockholders (who own approximately 76% of the outstanding shares of QES Common Stock) have agreed, subject to the terms and conditions thereof, to vote their shares of QES Common Stock in favor of the QES Merger Proposal. For a more complete discussion of the QES Support Agreement, please see “The Merger Agreement — QES Support Agreement.”

IF YOU ARE A QES STOCKHOLDER, THE QES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE QES MERGER PROPOSAL

QES PROPOSAL 2 — ADJOURNMENT OF THE QES SPECIAL MEETING
The QES Special Meeting may be adjourned to another time and place if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.
QES is asking its stockholders to authorize the holder of any proxy solicited by the QES Board to vote in favor of any adjournment of the QES Special Meeting to solicit additional proxies if there are not sufficient votes to approve the QES Merger Proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to QES stockholders.
Required Vote of Stockholders
The QES Board unanimously recommends that QES stockholders vote “FOR” the proposal to adjourn the QES Special Meeting, if necessary.
The vote on the QES Adjournment Proposal is a vote separate and apart from the vote to approve the QES Merger Proposal. Accordingly, a QES stockholder may vote to approve the QES Merger Proposal and vote not to approve the QES Adjournment Proposal, and vice versa.
Whether or not a quorum is present, the approval of the QES Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of QES Common Stock present in person or represented by proxy at the QES Special Meeting. A failure to vote or an abstention will have the same effect as a vote “AGAINST” the QES Adjournment Proposal.

IF YOU ARE A QES STOCKHOLDER, THE QES BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE QES ADJOURNMENT PROPOSAL

THE MERGER
The following discussion contains certain information about the proposed merger. This discussion is subject, and qualified in its entirety by reference, to the Merger Agreement attached as Annex A to this joint proxy statement/prospectus. You are urged to carefully read this entire proxy statement/prospectus, including the Merger Agreement, before making any investment or voting decision.
Transaction Structure
Upon satisfaction or waiver of the conditions to closing in the Merger Agreement, at the Effective Time, Merger Sub, an indirect wholly owned subsidiary of KLXE, formed for the purpose of effecting the merger, will merge with and into QES, with QES as the surviving corporation and an indirect wholly owned subsidiary of KLXE. At the Effective Time, each share of QES Common Stock issued and outstanding immediately prior to the Effective Time (other than QES Excluded Shares) will be cancelled and converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment in the event that the reverse stock split is effectuated prior to the Effective Time. In addition, KLXE will take all actions as may be required so that at the Effective Time, each outstanding QES equity award in respect of QES Common Stock will be treated as described in “Summary — Treatment of Existing QES Long-Term Incentive Awards in the Merger.”
Background of the Merger
As part of KLXE’s ongoing strategic planning process, the KLXE Board and KLXE management regularly review and assess KLXE’s businesses and operations, and regularly review and assess various potential strategic alternatives available to enhance value for KLXE’s stockholders. As part of such review, KLXE from time-to-time has examined its competitive position and evaluated various potential alternatives, including the continued execution of its strategy as a stand-alone publicly traded company, the acquisition of one or more businesses, divestitures, share repurchases, a sale of KLXE as a whole to a third party and other potential business combinations. In furtherance of that strategy, since November 2018, KLXE has completed three acquisitions. In addition, KLXE from time-to-time has held discussions with potential strategic transaction partners. In particular, at various times from the end of 2018 until the beginning of 2020, KLXE engaged in preliminary discussions with another publicly traded oilfield services company regarding a possible combination of the two companies; however, neither these discussions nor any other discussions with respect to potential strategic transactions, other than the three acquisitions referenced above, advanced beyond preliminary discussions.
QES has for some time held a view that consolidation in the oilfield services sector was necessary since many companies in the sector lacked scale. To that end, from time to time, the senior management of QES has engaged in discussions with other industry participants regarding strategic combinations in the sector. The QES Board was regularly briefed on these discussions. The QES Board and QES management have also from time-to-time reviewed possible strategic alternatives, including opportunities to combine with other oilfield services companies, with the objective of further enhancing value for QES stockholders.
In late summer of 2019, the QES Board authorized the QES management team to identify potential merger counterparties and to engage in preliminary discussions with a potential counterparty to ascertain its interest in considering a transaction in any case that QES management deemed appropriate. In the fall of 2019, QES management attended various meetings with several different investment banks, including TPH, which was eventually engaged as QES’s financial advisor, to discuss the oilfield services sector and potential merger and acquisition opportunities. During the discussions with TPH, among other things, QES and TPH routinely discussed KLXE as a possible merger candidate based on its operational overlap and apparent synergies. QES management periodically discusses strategic matters with TPH, and had previously engaged TPH in connection with potential transactions. During 2019 and into early 2020, QES management held discussions with another oilfield services company (“Company A”) regarding a potential acquisition of Company A by QES. QES management periodically updated the QES Board on its discussions with Company A. On March 3, 2020, Company A agreed to provide QES an exclusive period (through May 1, 2020) to evaluate a potential transaction with Company A.

In early 2020, QES management and TPH continued to discuss potential strategic opportunities. During these discussions, QES and TPH reviewed in depth publicly available information about KLXE, including KLXE’s 2019 third quarter earnings results and stock performance. QES management and TPH also considered and reviewed the potential achievable synergies, as well as the apparent operational fit of the two companies.
On March 11, 2020, Christopher J. Baker, President and CEO of QES, sent an introductory letter to Amin J. Khoury, then-Chairman of the KLXE Board and President and CEO of KLXE, inviting Mr. Khoury to engage in discussions regarding the potential merits of a business combination between QES and KLXE.
Around March 12, 2020, Thomas P. McCaffrey, then-CFO of KLXE, received an inquiry from the President and CEO of an oilfield services company (“Company B”) about exploring possible strategic transactions between Company B and KLXE. Company B was itself at such time (and continues to be) engaged in a strategic transaction, which was far from complete, and it did not appear to KLXE management that Company B would be a practical strategic partner in the near term. Accordingly, Mr. McCaffrey responded to Company B on March 23, 2020 and again on April 14, 2020, after a follow-up email from Company B, that KLXE and Company B could discuss a potential transaction at a future date.
On March 13, 2020, Messrs. Khoury and Baker had an introductory phone call so that Mr. Baker could provide more information about the merits of a potential business combination between KLXE and QES. During this conversation, Mr. Baker provided Mr. Khoury with a high-level overview of QES and its history, its business lines, balance sheet philosophy, and management team. Mr. Khoury discussed KLXE’s history, its spin-off from KLX Inc. in 2018, and its business lines.
Later, on March 13, 2020, Mr. Khoury called Mr. Baker and suggested that the parties enter into a confidentiality agreement in order to permit continued discussions regarding a potential transaction.
Also on March 13, 2020, QES engaged Skadden Arps Slate Meagher & Flom LLP (“Skadden”) as counsel in connection with a potential transaction with KLXE.
On March 15, 2020, QES and KLXE entered into a mutual confidentiality agreement.
QES management continued to review and engage in discussions with potential merger partners in accordance with the prior mandate from the QES Board to evaluate strategic opportunities. Over the course of March 15, 2020 through March 17, 2020, QES management briefed various members of the QES Board regarding the initial conversations with Mr. Khoury and the potential merits of a combination, as well as the other potential transaction under consideration with Company A.
On March 18, 2020, KLXE management and QES management held a telephonic meeting to discuss the potential business combination between KLXE and QES, including the potential synergies that could be achieved and the potential strategic fit between the two companies. Corbin J. Robertson, Jr., Chairman of the QES Board, attended the telephonic meeting as did representatives of TPH. At the request of KLXE management, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) also attended the telephonic meeting.
On March 20, 2020, representatives of Goldman Sachs, at the direction of KLXE, and representatives of TPH, at the direction of QES, held a phone call to discuss a potential business combination between KLXE and QES, including synergy opportunities and pro forma ownership expectations.
At a special meeting of the QES Board held on March 23, 2020, QES management discussed with the QES Board the strategic rationale for a potential business combination with KLXE. In addition, QES management updated the QES Board on the status of the discussions with KLXE management to date. The QES Board authorized QES management to continue to explore the feasibility of a potential business combination with KLXE.
On March 24, 2020, Messrs. Khoury and Robertson had a phone call to discuss (1) the benefits and considerations of a potential business combination to the KLXE and QES stockholders, (2) the transaction structure and pro forma ownership, (3) governance of the combined company, including the individuals who would serve in executive positions of the combined company and the composition of the board of directors of the combined company (the “combined company Board”) and the committees thereof and (4) the likely timeline to consummate a potential business combination. Mr. Khoury proposed several terms for a potential transaction, including that he believed that KLXE stockholders should own 60% of the combined company as a pre-requisite to continue discussions regarding a potential business combination between KLXE and QES. Messrs. Khoury and Robertson continued to discuss the proposed terms and they agreed that KLXE stockholders should own 59% of the combined company, and that a term sheet reflecting their conversations would be prepared for discussion with their respective Boards.
The QES Board held a special meeting on March 26, 2020. QES management and representatives of TPH and Skadden participated. Mr. Robertson updated the QES Board on his discussion with Mr. Khoury. QES management reviewed a draft term sheet with the QES Board. Representatives of TPH provided a preliminary analysis of a potential combination. The QES Board then provided guidance to QES management regarding the QES Board’s view of the proposals made by Mr. Khoury with respect to certain threshold issues, including the basis for determining the exchange ratio, the location of the headquarters of the combined company, board composition and executive management succession. Thereafter, representatives of TPH sent to KLXE and representatives of Goldman Sachs a term sheet of the proposed non-binding terms as discussed between Messrs. Khoury and Robertson on March 24, 2020, reflecting QES’s position that (1) pro forma ownership of the combined company should be based on an exchange ratio derived from each company’s 90-day volume weighted average price at no discount, (2) the combined company would be headquartered in Houston, Texas, (3) the combined company Board would consist of ten members, with five directors from KLXE, including the chairman of the combined company Board and the chairman of the audit committee, and five directors from QES, including the chairman of the compensation committee, (4) Mr. Khoury would serve as CEO for a to-be-determined transition period and Mr. Baker would serve as President and COO for such transition period, following which Mr. Baker would serve as CEO and (5) Mr. McCaffrey would serve as CFO for a to-be-determined transition period, following which Keefer M. Lehner, Executive Vice President and CFO of QES, would serve as CFO.
Later on March 26, 2020, Messrs. Robertson and Khoury discussed the term sheet. Mr. Khoury rejected any change to the methodology for determining the Exchange Ratio. Based on his prior discussion with the QES Board, Mr. Robertson agreed to continue discussions on the basis of a pro forma ownership for the combined company of 59% ownership by KLXE stockholders and 41% ownership by QES stockholders, subject to the satisfactory completion of due diligence and negotiation of transaction documentation. Mr. Robertson also indicated to Mr. Khoury (1) the QES Board’s respect for KLXE’s leadership and willingness for Mr. Khoury and Mr. McCaffrey to serve in the positions of CEO and CFO, respectively, for up to one year following the consummation of the potential business combination with Messrs. Baker and Lehner taking over as CEO and CFO of the combined company, respectively, thereafter and (2) the QES Board’s preference for the combined company Board to have ten directors, with KLXE appointing five directors, consisting of the chairman and four independent directors, and QES appointing five directors, consisting of three QES directors affiliated with the QES Principal Stockholders and two independent directors.
Later that same day, Mr. Khoury sent a revised non-binding term sheet to Mr. Robertson reflecting KLXE’s position that (1) the pro forma ownership would be calculated on a fully diluted basis, (2) the combined company would retain KLXE’s corporate name, (3) the transition of the combined company CEO and CFO roles would be subject to combined company Board approval, (4) the combined company Board would consist of nine members, with KLXE appointing five directors, consisting of the chairman and four independent directors, and QES appointing four directors, consisting of three QES directors affiliated with the QES Principal Stockholders and one independent director, (5) the QES Principal Stockholders would sign support agreements and (6) the proposed transaction would be subject to usual and customary due diligence.
On March 27, 2020, Messrs. Khoury and Robertson had a phone call to further discuss the non-binding term sheet, including valuation and governance matters and the expected timeline to consummate a potential business combination. Messrs. Khoury and Robertson discussed that, subject to the approval of each of the KLXE and QES Boards, (1) there would be nine directors on the combined company Board, comprised of five directors appointed by KLXE, with a KLXE director serving as chairman of the audit committee and as chairman of the nominating and corporate governance committee, and four directors appointed by QES, with a QES director serving as chairman of the compensation committee, (2) Mr. Khoury would serve as Chairman of the combined company Board and CEO of the combined company for up to one year following the consummation of the potential business combination with Mr. Baker taking over as CEO, subject to combined company Board approval, and Mr. McCaffrey would serve as CFO of the combined company for up to one year following the consummation of the potential business combination with Mr. Lehner taking over as CFO, subject to combined company Board approval, and (3) the headquarters of the combined company would be located in Houston, Texas, with KLXE’s Wellington, Florida headquarters to be rationalized. Messrs. Khoury and Robertson agreed to present these non-binding terms to their respective Boards.
Thereafter on March 27, 2020, the KLXE Board held a telephonic meeting. KLXE management and representatives of Goldman Sachs and Freshfields Bruckhaus Deringer US LLP (“Freshfields”), KLXE’s and its predecessor’s longstanding outside legal counsel, also participated in the meeting. Representatives of Goldman Sachs reviewed the non-binding term sheet as discussed between Messrs. Khoury and Robertson and certain public information regarding KLXE and QES. The KLXE Board, KLXE management and representatives of Goldman Sachs discussed the possible risks and benefits of a potential business combination, including the potential for future strategic transactions following a combination of KLXE and QES, as compared to other potential alternative transactions. After this discussion, representatives of Goldman Sachs left the meeting. Thereafter, representatives of Freshfields reviewed the fiduciary duties of the KLXE Board under Delaware law. The KLXE Board authorized KLXE management to (1) formally engage Goldman Sachs, subject to negotiation of acceptable engagement terms and confirmation that Goldman Sachs did not have any conflicts with respect to QES, as KLXE’s financial advisor to assist the KLXE Board with its evaluation of the potential business combination with QES and (2) continue engagement with QES related to the terms discussed at such meeting and preparation of appropriate documentation for KLXE Board review and approval.
Also on March 27, 2020, the QES Board held a telephonic meeting at which Mr. Robertson updated the QES Board on his discussions with Mr. Khoury. The QES Board authorized QES management to (1) continue to discuss a potential transaction with KLXE and to continue due diligence and (2) formally engage TPH as QES’s financial advisor. Thereafter, QES entered into an engagement letter with TPH, confirming that TPH would serve as the exclusive financial advisor to QES in connection with a potential transaction between QES and KLXE.
Later on March 27, 2020, Mr. Khoury informed Mr. Robertson that the KLXE Board was prepared to continue discussions regarding a transaction on the initial terms set forth in the March 27, 2020 version of the non-binding term sheet sent by Mr. Khoury, subject to satisfactory completion of due diligence and negotiation of transaction documentation to be reviewed and approved by the KLXE Board.
Following March 27, 2020 until the date of the Merger Agreement, KLXE management and QES management engaged with each other on a frequent and regular basis regarding due diligence conducted on each of QES and KLXE, as applicable, and various operational matters, including the potential Houston headquarters of the combined company, and operational and product line synergies.
On March 29, 2020, based on feedback that QES management had received from the QES Board, QES informed Company A that QES was pursuing a different transaction at that time, and released Company A from its exclusivity commitment.
Between March 30, 2020 and April 1, 2020, representatives of Freshfields and Skadden had several phone calls to discuss the due diligence process, the transaction documentation and the proposed timeline to consummate a potential business combination.
On April 2, 2020, Messrs. Khoury, McCaffrey, Robertson, Baker and Lehner held a video meeting to discuss the potential business combination, including the terms of a negotiated transaction, the potential synergies of the combined company, and the integration of the KLXE and QES businesses and support and operational structures.
Also on April 2, 2020, representatives of Skadden sent representatives of Freshfields a draft of the Merger Agreement that reflected, among other things, reciprocal representations, warranties and interim operating covenants, reciprocal restrictions on each party’s solicitation of other proposals, and a reciprocal customary termination fee payable by either KLXE or QES in the event the Merger Agreement is terminated in certain situations.
On April 5, 2020, representatives of Skadden sent representatives of Freshfields a draft of the QES Support Agreement providing that the QES Principal Stockholders would each vote their shares of QES Common Stock in favor of the transaction, subject to certain terms and conditions. Separately, representatives of Freshfields sent representatives of Skadden a revised draft of the Merger Agreement. Among other things, the draft Merger Agreement provided for the reimbursement of expenses of either KLXE or QES, in addition to the termination fee payable upon termination for a superior proposal, upon termination due to an intervening event or if the stockholders of either party fail to vote in favor of the proposed transaction.
On April 6, 2020, representatives of Freshfields sent representatives of Skadden an incremental revised draft of the Merger Agreement, incorporating additional revisions to certain reciprocal representations, warranties and interim operating covenants.
On April 7, 2020, KLXE management and QES management held a telephonic meeting, with representatives of Goldman Sachs and TPH also present, to each conduct due diligence on the operations of the other party.
On April 8, 2020, representatives of Freshfields sent representatives of Skadden a revised draft of the QES Support Agreement, which included (1) additional provisions regarding (i) certain voting obligations of the QES Principal Stockholders, (ii) the granting of an irrevocable proxy by the QES Principal Stockholders to KLXE with respect to the voting obligations and (iii) non-solicitation of an alternative transaction by the QES Principal Stockholders and (2) revisions to (i) causes for termination of the QES Support Agreement and (ii) damages available in the event of a breach of the QES Support Agreement.
On April 9, 2020, representatives of Freshfields and Skadden had a phone call to discuss the transaction documentation.
On April 10, 2020, representatives of Skadden sent representatives of Freshfields a revised draft of the Merger Agreement.
Also on April 10, 2020, representatives of Goldman Sachs provided a letter to Mr. Khoury, as Chairman of the KLXE Board, confirming that in the two years preceding the date of the letter, the Investment Banking Division of Goldman Sachs had not been engaged by QES, its affiliates or certain significant shareholders of QES to provide financial advisory or underwriting services for which Goldman Sachs had recognized compensation and confirmed that nothing would limit Goldman Sachs’ ability to fulfill its responsibilities as financial advisor to KLXE in connection with the contemplated engagement of Goldman Sachs as financial advisor in connection with the proposed transaction with QES.
On April 13, 2020, KLXE, QES and representatives of Freshfields and Skadden had a phone call to discuss certain outstanding issues on the Merger Agreement, including, among other issues, the treatment of QES equity awards and QES employees, shareholder approval closing conditions, fees and expenses in the event of termination and treatment of QES’s outstanding debt. Later, representatives of Freshfields sent representatives of Skadden a revised draft of the Merger Agreement reflecting KLXE’s position on the issues discussed earlier that day. Separately that same evening, representatives of Skadden sent representatives of Freshfields a revised draft of the QES Support Agreement.
On April 14, 2020, KLXE management and QES management held a telephonic meeting to each conduct further due diligence on the operations of the other party. Representatives of Goldman Sachs and TPH were also present. Following such meeting on April 14, 2020, Messrs. Baker and Khoury had several conversations to discuss various issues regarding the proposed transaction, including the results of certain operational diligence, the governance of the combined company and the process for completing the transaction documentation.
Between April 15, 2020 and April 30, 2020, representatives of Goldman Sachs and TPH discussed the financial forecasts of KLXE and QES, as prepared by KLXE management and QES management,

respectively. During this period, the KLXE Board instructed Goldman Sachs to prepare a preliminary financial analysis of the proposed transaction.
On April 15, 2020, Mr. Khoury informed members of the KLXE Board of his intent to tender his resignation, due to personal family health reasons, from his positions as Chairman of the KLXE Board and President and CEO of KLXE, effective as of May 1, 2020, and that he would continue as a member of the KLXE Board and would serve as a consultant under the terms of his existing consulting agreement. Mr. Khoury also informed Mr. McCaffrey of his intent to resign and they had a number of conversations during the course of the day concerning management of KLXE and the pending discussions with QES. Mr. McCaffrey agreed that, subject to KLXE Board approval, he would accept the position of President and CEO of KLXE, in addition to maintaining his current title as CFO of KLXE, upon the effectiveness of Mr. Khoury’s resignation and become a member of the KLXE Board at such time. Messrs. Khoury and McCaffrey also discussed the potential management structure of KLXE following a potential business combination with QES. Given the positive interactions between Messrs. Khoury and McCaffrey, on the one hand, and Messrs. Baker and Lehner, on the other hand, in a phone call on the same day Mr. Khoury informed Messrs. Robertson, Baker and Lehner of his intent to resign and proposed that upon the closing of the proposed transaction, (1) Mr. Baker serve as President and CEO of the combined company, (2) Mr. McCaffrey serve on the combined company Board and (3) John T. Collins, a current director of KLXE, serve as Chairman of the combined company Board.
On April 16, 2020, the KLXE Board held a telephonic meeting. Mr. McCaffrey and representatives of Freshfields also participated in the meeting. Mr. Khoury discussed with the KLXE Board his intent to resign, effective as of May 1, 2020, and the reasons behind such decision. Mr. Khoury then recommended that (1) Mr. McCaffrey become a member of the KLXE Board and President and CEO of KLXE and (2) Mr. Collins be appointed as Chairman of the KLXE Board. After further discussion of the KLXE Board, the KLXE Board concluded that such recommendations would be in the best interests of KLXE stockholders, including for continuity in management, and approved such recommendations. At the same meeting, the KLXE Board discussed the proposal of an integration committee that would oversee the integration of the KLXE and QES businesses (the “Integration Committee”), to be chaired by Mr. McCaffrey in light of Mr. Khoury and Mr. McCaffrey no longer holding management positions in the combined company, and concluded that such committee would be in the best interests of KLXE stockholders should the potential business combination with QES be consummated.
Also on April 16, 2020, the QES Board held a special telephonic meeting, in which QES management and representatives of TPH and Skadden participated. Mr. Robertson updated the QES Board on the discussion with Mr. Khoury regarding Mr. Khoury’s resignation. QES management and representatives of TPH reviewed an updated summary of proposed terms based on that conversation, as well as a summary of the due diligence conducted to date. QES management and representatives of Skadden updated the QES Board on the Merger Agreement negotiations, and representatives of TPH provided an updated preliminary analysis of the potential combination. The QES Board authorized QES management and the QES advisors to continue to discuss the terms of the potential transaction with KLXE and to progress the transaction documentation and completion of diligence.
Also on April 16, 2020, representatives of Freshfields and Skadden had a phone call to discuss the transaction documents during which Skadden noted that the QES Principal Stockholders currently had registration rights agreements with QES and expected to be provided registration rights on the same terms and conditions from KLXE, as a condition to the QES Principal Stockholders entering into the QES Support Agreement.
Later on April 16, 2020, representatives of Skadden sent representatives of Freshfields a revised draft of the Merger Agreement.
On April 19, 2020, representatives of Freshfields sent representatives of Skadden revised drafts of (1) the Merger Agreement, reflecting KLXE’s positions in the event of an intervening event of bankruptcy between signing and closing, the interim operating covenants, the treatment of QES employees, certain closing conditions, caps on the termination fees and expense reimbursement, the treatment of QES’s existing debt, and the updated governance terms previously discussed, which also provided, among other things, that (i) the Integration Committee would be established, (ii) Mr. McCaffrey would be the chairman of the Integration

Committee, which would consist of two KLXE directors and one QES director, and (iii) Mr. Lehner would serve as CFO of the combined company, and (2) the QES Support Agreement.
On April 20, 2020, KLXE issued a press release announcing that Mr. Khoury would be resigning as Chairman of the KLXE Board and President and CEO of KLXE for personal family health reasons, and that he would continue to be a member of the KLXE Board and serve as a consultant to KLXE. KLXE also announced that Mr. McCaffrey would become the President and CEO of KLXE and Mr. Collins would become the Chairman of the KLXE Board.
On April 21, 2020, Peter Del Presto, a director on the KLXE Board, sent a resignation letter to Mr. Khoury, in his capacity as Chairman of the KLXE Board, notifying him of Mr. Del Presto’s decision to resign from the KLXE Board, effective immediately, for personal reasons.
Additionally, on April 21, 2020, representatives of Freshfields and Skadden had multiple phone calls to discuss the drafts of the Merger Agreement and the QES Support Agreement.
Also on April 21, 2020, KLXE and Goldman Sachs executed an engagement letter under which KLXE engaged Goldman Sachs to serve as KLXE’s financial advisor with respect to a potential business combination with QES.
On April 22, 2020, Mr. Khoury received a phone call from an asset management firm (“Company C”) expressing interest in a potential investment in KLXE, consisting of debt, preferred stock with warrants and cash, subject to due diligence and further discussion.
Later on April 22, 2020, the KLXE Board held a telephonic meeting. Mr. McCaffrey and representatives of Freshfields also participated in the meeting. Mr. Khoury provided an update on the discussions with QES. Mr. Khoury also outlined the structure of a potential investment in KLXE that Company C indicated it would like to explore and reported on his discussions with Company C. The KLXE Board discussed the potential investment proposed by Company C, including the benefits and risks to KLXE and KLXE stockholders of any such transaction. Representatives of Freshfields also reviewed the fiduciary duties of the KLXE Board under Delaware law. The KLXE Board authorized Mr. Khoury to receive additional information from Company C for future consideration, but also concluded that in light of uncertainties around Company C’s potential investment, including the structure thereof and associated execution and timing risks, KLXE management and advisors should continue discussions with QES. At this meeting, the KLXE Board also discussed Mr. Khoury’s severance arrangements with respect to his resignation as Chairman of the KLXE Board and President and CEO of KLXE and amendments to his consulting agreement, each as approved by the KLXE Compensation Committee. Thereafter, the independent directors of the KLXE Board approved and ratified Mr. Khoury’s severance arrangements, in recognition of his long-term service to KLXE and its predecessors, and Mr. Khoury’s amended consulting agreement. Further, at this same meeting, the KLXE Board elected Mr. McCaffrey as a member of the KLXE Board to replace Mr. Del Presto.
Also on April 22, 2020, Mr. Khoury spoke with a representative of Company C to report that KLXE was focusing on other strategic priorities at that time and would welcome additional information for future evaluation and consideration.
On April 23, 2020, QES held a special board meeting. QES management and representatives of TPH and Skadden participated. The QES Board was updated on the status of diligence and the potential transaction with KLXE, including the revised governance proposals from KLXE. The QES Board instructed Mr. Robertson to propose (1) an adjustment to the exchange ratio in light of the additional severance costs to be incurred by KLXE, (2) that the Integration Committee consist of two KLXE appointed directors and two QES appointed directors and (3) that the size of the combined company Board be increased to ten directors and that Mr. Baker be appointed to the combined company Board. Later that same day, Messrs. Robertson and Baker discussed these proposals with Mr. Khoury, who rejected any adjustment to the exchange ratio or to the size of the combined company Board, but agreed to the proposal regarding the size and composition of the Integration Committee.
Also on April 23, 2020, representatives of Freshfields and Skadden had a phone call to discuss the drafts of the Merger Agreement and QES Support Agreement.

On April 24, 2020, Messrs. McCaffrey, Baker and Lehner had a phone call to further discuss opportunities for synergies upon a combination of the KLXE and QES businesses.
On April 27, 2020, Messrs. McCaffrey and Baker had a phone call to discuss whether the QES PSUs would be settled in either cash or stock.
On April 28, 2020, representatives of Skadden sent representatives of Freshfields a revised draft of the Merger Agreement.
On April 29, 2020, representatives of Skadden relayed to representatives of Freshfields QES’s request for Mr. Khoury to sign a support agreement on substantially the same terms as the QES Support Agreement. Following that call, representatives of Freshfields sent representatives of Skadden a revised draft of the Merger Agreement.
On April 30, 2020, the KLXE Board held a telephonic meeting to review the potential transaction. KLXE management and representatives of Goldman Sachs and Freshfields also participated in the meeting. Representatives of Goldman Sachs reviewed the ongoing engagement between KLXE and QES and also reviewed Goldman Sachs’ preliminary financial analyses of the proposed transaction. The KLXE Board also reviewed and discussed KLXE management’s engagement with other potential strategic partners, including Company B and Company C, since the fall of 2018, and that no such engagement had resulted in any executable potential transaction.
At the same meeting, representatives of Freshfields reviewed the fiduciary duties of the KLXE Board under Delaware law, discussed in detail the transaction documentation, drafts of which were distributed to the KLXE Board on April 30, 2020, and provided an update on the progress of negotiations with QES. Representatives of Freshfields also discussed the several ancillary agreements being negotiated, including the QES Support Agreement and Registration Rights Agreement, as well as other proposals in connection with the proposed transaction, including the KLXE Stock Issuance, the KLXE Charter Amendment to effect the reverse stock split and the bylaw amendment to include the Integration Committee, among other things. Following each of the presentations by representatives of Goldman Sachs and Freshfields, the KLXE Board asked a number of questions and a discussion ensued.
Also on April 30, 2020, at a special meeting of the QES Board, representatives of QES management, Skadden, and TPH reviewed the status of the discussions with KLXE and the results of the due diligence process to date, and provided an updated analysis of the merits of a strategic combination of the two companies. Representatives of Skadden reviewed the fiduciary duties of the QES Board under Delaware law.
Later on April 30, 2020, representatives of Freshfields and Skadden had a phone call to discuss certain outstanding issues, including the decision making authority of the Integration Committee, Mr. Khoury’s existing consulting agreement, the calculation of the exchange ratio with respect to KLXE’s final installment of consideration payable in November 2020 for the acquisition of Motley Services, LLC, which occurred in 2018, and the interim operating covenants related to incurrence of debt.
Throughout the course of the day on May 1, 2020, Messrs. Khoury and Robertson engaged in telephone conversations to discuss the outstanding issues relating to governance matters and the exchange ratio.
Over the course of May 1, 2020 to May 3, 2020, KLXE, QES and representatives of Freshfields, Skadden, Goldman Sachs and TPH, and various combinations of the foregoing parties, held several negotiation and drafting phone calls to finalize the terms of the proposed transaction and resolve outstanding issues.
On May 3, 2020, TPH formally confirmed to QES and the QES Board that, although TPH served as a co-manager in connection with a private placement of senior secured notes by KLXE in 2018, TPH has not otherwise been engaged by KLXE to provide investment banking services.
On May 3, 2020, the QES Board held a special telephonic meeting to consider the potential business combination between QES and KLXE. QES management and representatives of TPH and Skadden also participated in the meeting. QES management updated the QES Board on the terms of the proposed transaction and the results of the due diligence process, and reviewed the strategic rationale and the anticipated benefits of the transaction to QES stockholders. Thereafter, representatives of Skadden reviewed the terms of the proposed Merger Agreement. Representatives of TPH reviewed the financial terms of the proposed transaction and presented certain financial analyses conducted with respect to the merger, and, thereafter, TPH rendered an oral opinion (as subsequently confirmed in writing in an opinion dated May 3, 2020), that as of that date and based on and subject to the assumptions made, procedures followed, matters considered and limitations of review set forth in TPH’s opinion, the proposed merger consideration was fair from a financial point of view to the QES stockholders. Following a discussion by the QES Board, the QES Board unanimously approved the Merger Agreement, the merger, the other transactions contemplated by the Merger Agreement, the QES Support Agreement, the KLXE Support Agreement and resolved to recommend that QES stockholders adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger.
Also on May 3, 2020, representatives of Freshfields circulated to the KLXE Board and KLXE management the execution version of the Merger Agreement.
On May 3, 2020, the KLXE Board held a telephonic meeting. KLXE management and representatives of Goldman Sachs and Freshfields also participated in the meeting. Representatives of Freshfields reviewed the fiduciary duties of the KLXE Board under Delaware law. Thereafter, representatives of Freshfields provided an overview of the negotiation process and discussed changes made to the Merger Agreement since the April 30, 2020 KLXE Board meeting. Representatives of Freshfields also provided an overview of the changes to the QES Support Agreement and KLXE Support Agreement. Representatives of Freshfields also discussed the terms of the employment agreements between KLXE and certain QES executives each to become effective upon consummation of the proposed transaction.
Representatives of Goldman Sachs then reviewed Goldman Sachs’ financial analyses of the proposed transaction. Representatives of Goldman Sachs then rendered Goldman Sachs’ oral opinion, subsequently confirmed in writing, that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to KLXE.
After further discussion and based on, among other reasons, the industry positioning of the combined company, the potential cost synergies and the expectation that the combined company would be well-positioned to pursue additional value-creating consolidation opportunities within the oilfield services industry, the KLXE Board unanimously (1) determined that the Merger Agreement, the ancillary agreements and the transactions contemplated thereby, including the merger of Merger Sub with and into QES, and the KLXE Stock Issuance and KLXE Charter Amendment each were appropriate, desirable and in the best interest of KLXE and KLXE stockholders, (2) approved and declared advisable the Merger Agreement, the ancillary agreements and the transactions contemplated thereby, including the merger, (3) approved and declared advisable the KLXE Stock Issuance and KLXE Charter Amendment, (4) directed that the KLXE Stock Issuance and KLXE Charter Amendment be submitted to KLXE stockholders for their approval and (5) resolved to recommend that KLXE stockholders approve the KLXE Share Issuance and Charter Amendment.
Later in the evening of May 3, 2020, KLXE and QES executed and delivered the Merger Agreement, the KLXE Support Agreement, the QES Support Agreement, the Registration Rights Agreement and the employment agreements with Messrs. Baker, Lehner and Bouthillette and certain other QES employees.
Later that same evening, KLXE and QES issued a joint press release announcing the execution of the Merger Agreement.
Recommendation of the KLXE Board and Reasons for the Merger
The KLXE Board unanimously recommends that KLXE stockholders vote “FOR” the KLXE Share Issuance Proposal, “FOR” the KLXE Reverse Stock Split Proposal, “FOR” the KLXE LTIP Amendment Proposal and “FOR” the KLXE Adjournment Proposal. In reaching its determinations and recommendations the KLXE Board consulted with KLXE management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:

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The Benefits of the Merger.   The belief of the KLXE Board that the combined company would be well positioned to achieve future growth and generate additional returns for KLXE stockholders, including due to:

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the KLXE Board’s positive view of the ability of the combined company to expand as a leading provider of production, completion and drilling solutions offering a broad range of asset-light services across all major U.S. basins;

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the expectation that the combined company would generate at least $40 million of annualized run-rate cost synergies within 12 months based on cost reductions expected to be achieved by rationalizing KLXE’s corporate headquarters in Wellington, Florida, combining KLXE and QES Houston-area locations, consolidating redundant facilities in key basins and reducing field expenses;

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the expectation that the combined company will have substantial scale as the foremost U.S. provider of large-diameter coiled tubing services and will operate one of the largest U.S. wireline fleets;

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the expectation that the combined company will rationalize two of the largest fleets of coiled tubing and wireline assets, which will dramatically reduce future capital spending requirements and which will facilitate the pull-through of KLXE’s asset-light products and services;

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the KLXE Board’s belief that the merger will combine two strong company cultures comprised of highly-talented teams with shared commitments to safety, performance, customer service and profitability; and

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the expectation that, as a result of the increased scale, improved balance sheet, and liquid public currency, the combined company will be well-positioned to execute KLXE’s strategy to pursue additional value-creating consolidation opportunities within the oilfield services industry.

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The Exchange Ratio and Merger Consideration.   The KLXE Board evaluated the Exchange Ratio relative to the intrinsic value of shares of KLXE Common Stock over various periods and relative to its current assessment of the cost synergies and other benefits of the merger, in addition to:

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the fact that holders of shares of KLXE Common Stock immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock immediately following the Effective Time, and holders of shares of QES Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 41% of the issued and outstanding shares of KLXE Common Stock immediately following the Effective Time (in each case, based on fully diluted shares outstanding of KLXE);

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the fact that certain stockholders of QES executed the QES Support Agreement, pursuant to which they have agreed to vote their shares of QES Common Stock in favor of the QES Merger Proposal; and

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the opinion of Goldman Sachs that was received by the KLXE Board that, as of May 3, 2020, based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to KLXE, as further described below under “— Opinion of KLXE’s Financial Advisor,” and the full text of the written opinion of Goldman Sachs is attached to this joint proxy statement/prospectus as Annex E.

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The Governance of KLXE.   The KLXE Board considered the structure of the transaction, including the terms of the Merger Agreement providing for the governance of KLXE following completion of the merger, including:

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that the KLXE Board will include five KLXE Designees, including John T. Collins, who will serve as Non-Executive Chairman of the KLXE Board;

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that KLXE Designees will serve as Chairman of the KLXE Audit Committee and of the KLXE Nominating and Corporate Governance Committee; and

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the establishment of the Integration Committee of the KLXE Board, of which Thomas P. McCaffrey, currently President, Chief Executive Officer and Chief Financial Officer of KLXE, will serve as Chairman.

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Certain Other Factors Considered by the KLXE Board.   In addition to considering the factors described above, the KLXE Board considered the following additional factors that weighed in favor of the merger:

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historical information concerning KLXE’s and QES’s respective businesses, financial condition, results of operations, earnings, trading prices, managements, competitive positions and prospects on a projected combined basis;

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the KLXE Board’s views and opinions on the challenges and opportunities facing the energy industry, including the oilfield services sector; deterioration in industry conditions along with less favorable equity valuation; and the current and prospective business climate in the industry in which KLXE and QES operate;

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the other strategic alternatives available to KLXE, and the potential risks and benefits of such alternatives; and

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the current and prospective business environment in which KLXE and QES operate, including national and local economic conditions, the competitive and regulatory environment and the likely effect of these factors on KLXE and the combined company.

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The Terms of the Merger Agreement.   The KLXE Board considered the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated. The KLXE Board also reviewed and considered the conditions to the consummation of the merger, and concluded that while the consummation of the merger is subject to various conditions, such conditions were likely to be satisfied on a timely basis.

The KLXE Board weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the merger, including:
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the risk that, because the Exchange Ratio would not be adjusted for changes in the market price of KLXE Common Stock or QES Common Stock immediately prior to the Effective Time, the trading price of the shares of KLXE Common Stock could be significantly higher than the trading price prevailing at the time of the signing of the Merger Agreement;

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the risk that QES’s financial performance or liquidity needs may not meet KLXE’s expectations;

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the potential challenges and difficulties in integrating the operations of KLXE and QES and the risk that anticipated synergies, cost savings and operational efficiencies between the two companies, or other anticipated cost benefits of the merger, might not be realized or might take longer to realize than expected;

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the fact that the KLXE Board did not have experience with the QES management who would become management of KLXE after consummation of the merger;

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the possible diversion of management attention for an extended period of time during the pendency of the merger and, following the closing, the implementation of a new management team and the integration of the two companies;

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the potential challenges entailed in integrating KLXE’s and QES’s financial reporting systems;

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the substantial costs to be incurred in connection with the merger, including those incurred regardless of whether the merger is consummated;

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the risk that business conditions may remain challenging for an extended period of time, and that the assumptions on which KLXE’s and QES’s forecasts were based may not be accurate;

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the potential effect of the merger on KLXE’s business and relationships with employees, customers, suppliers, regulators and the communities in which it operates;

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the risk that the recovery in the oil and gas industry and in the oilfield services industry may take longer than KLXE expects;

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the risks that the combined company may not have sufficient scale or financial capacity to take advantage of potential consolidation opportunities in the U.S. oilfield services industry;

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the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings;

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the restrictions in the Merger Agreement on the conduct of KLXE’s business during the period between execution of the Merger Agreement and the consummation of the merger;

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the fact that upon termination of the Merger Agreement under specific circumstances, KLXE would be required to pay to QES a termination fee of $3,000,000 plus an expense reimbursement of up to $1,500,000 or, under other specific circumstances, KLXE would be required to pay to QES an expense reimbursement of up to $1,500,000; and

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risks of the type and nature described in “Risk Factors” and the matters described in “Cautionary Statement Regarding Forward-Looking Statements.”

The KLXE Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the merger outweighed the risks and uncertainties of the merger.
In addition, the KLXE Board was aware of and considered the interests of KLXE’s directors and executive officers that are different from, or in addition to, the interests of KLXE stockholders, as generally described in “— Interests of KLXE’s Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors that the KLXE Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the KLXE Board considered. The KLXE Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement. In view of the complexity and wide variety of factors, both positive and negative, that the KLXE Board considered in connection with its evaluation of the merger, the KLXE Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the KLXE Board. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing description of the KLXE Board’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”
Recommendation of the QES Board and Reasons for the Merger
The QES Board has unanimously determined that it is in the best interests of the stockholders of QES to enter into the Merger Agreement and has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger. The QES Board unanimously recommends that QES stockholders vote “FOR” the QES Merger Proposal and “FOR” the QES Adjournment Proposal, if necessary or appropriate to solicit additional proxies.
In reaching its decision to approve the Merger Agreement and recommend its adoption by the QES stockholders, the QES Board consulted with QES management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the merger:
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the expectation that the combined company would generate at least $40 million of annualized run-rate cost synergies within 12 months following completion of the merger, driven by cost reductions through combining KLXE’s and QES’s Houston-area locations, eliminating KLXE’s corporate headquarters in Wellington, Florida, and consolidating redundant facilities in key basins and reducing field expenses;

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the expectation that the combined company will have a strong liquidity profile in light of KLXE’s existing cash balance, revolver availability and debt maturity schedule, QES’s leverage position, and the benefits of the expected cost savings from the merger;

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the expectation that the increased scale and scope, balance sheet and liquidity profile of the combined company will better position it to pursue consolidation opportunities;

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that the combined company represents a leading provider of drilling, completion and production technologies, with a leading independent directional drilling franchise;

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the expectation that the combined company will have increased scale as the foremost U.S. provider of large-diameter coiled tubing services, combining high-quality surface completion equipment with a broad suite of downhole completion tools, and will operate one of the largest U.S. wireline fleets with more than 100 wireline units;

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the expectation that the combined company will be able to better serve QES’s and KLXE’s customers in critical growth markets with a larger footprint and broader service offering;

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the fact that QES stockholders will own approximately 41% of the combined company immediately following completion of the merger and will continue to participate in potential appreciation in equity value of the combined company;

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the terms of Merger Agreement providing for the following governance arrangements of the combined company:

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that Christopher J. Baker, currently President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of the combined company;

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that Keefer M. Lehner, currently Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of the combined company;

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that the combined company’s board of directors will include four QES Designees;

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that each committee of the combined company’s board of directors will be composed of an equal number of QES Designees and KLXE Designees; and

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that a QES Designee will serve as Chairman of the Compensation Committee of the combined company;

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the fact that the headquarters of the combined company will be located at QES’s existing principal executive offices and headquarters in Houston, Texas;

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the fact that the QES Principal Stockholders support the transaction; and

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the delivery by TPH of an opinion, dated May 3, 2020, to the QES Board as to the fairness, from a financial point of view and as of the date of the opinion, to the QES stockholders of the merger consideration to be received by QES stockholders pursuant to the Merger Agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken. Such opinion is more fully described below under “— Opinion of QES’s Financial Advisor,” and the full text of the written opinion of TPH is attached to this joint proxy statement/prospectus as Annex F.

In addition to considering the factors described above, the QES Board also considered the following factors:
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the fact that holders of shares of QES Common Stock immediately prior to the Effective Time will hold, in the aggregate, approximately 41% of the issued and outstanding shares of KLXE Common Stock immediately following the Effective Time, and holders of shares of KLXE Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock immediately following the Effective Time (in each case, based on fully diluted shares);

•
historical and current information concerning KLXE’s and QES’s respective business operations, financial condition, results of operations, earnings, trading prices and activity, managements, competitive positions and prospects on a projected combined basis;

•
QES’s current liquidity position and its ability to meet its cash requirements, financial obligations and covenants contained in its revolving credit facility;

•
QES’s access to capital and available financing or re-financing alternatives;

•
the financial forecasts prepared by QES management for QES as a stand-alone company for fiscal years 2020 through 2023 under three separate potential macro environments: a 2020 recovery case, a 2021 recovery case and a downside sensitivity case, the financial forecasts prepared by QES management for KLXE as a stand-alone company through 2023 under a downside sensitivity case, and the financial forecasts prepared by KLXE management for KLXE as a stand-alone company through 2023, in each case, as summarized under “— Certain Unaudited Prospective Financial and Operating Information — Certain QES Unaudited Prospective Financial and Operating Information” and “— Certain Unaudited Prospective Financial and Operating Information — Certain KLXE Unaudited Prospective Financial and Operating Information”;

•
the QES Board’s views and opinions on the challenges and opportunities facing the energy industry, including the oilfield services sector, and deterioration in industry conditions along with less favorable equity valuations;

•
the review by the QES Board, in consultation with its advisors, of the structure of the merger and terms of the Merger Agreement, including certain reciprocal provisions that may have the effect of discouraging alternative acquisition proposals involving KLXE;

•
the fact that upon termination of the Merger Agreement under specific circumstances, KLXE would be required to pay to QES a termination fee of $3,000,000 plus an expense reimbursement of up to $1,500,000 or, under other specific circumstances, KLXE would be required to pay to QES an expense reimbursement of up to $1,500,000;

•
the conditions to the parties’ obligations to complete the merger and the belief of the QES Board of the likelihood of satisfying such conditions in a timely manner;

•
the fact that Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, executed the QES Support Agreement, pursuant to which he has agreed to vote his shares of KLXE Common Stock in favor of the KLXE Share Issuance Proposal; and

•
the business and strategic alternatives available to QES, and the potential risks and benefits of such alternatives, taking into consideration the conditions for oilfield services companies in light of the COVID-19 pandemic, recent actions taken by OPEC+, and an overall substantial global demand decline for oil and natural gas and related services.

The QES Board also weighed the factors described above against a number of risks and potentially negative factors identified in its deliberations concerning the Merger Agreement and the merger, including:
•
the risk that, because the Exchange Ratio, which determines the merger consideration, would not be adjusted for changes in the market price of either KLXE Common Stock or QES Common Stock, the trading price of the shares of KLXE Common Stock (and, therefore, the value of the merger consideration) when received by QES stockholders after the merger is completed could be significantly lower than the trading price of KLXE Common Stock prevailing at the time of the signing of the Merger Agreement;

•
the absence of appraisal rights for QES stockholders;

•
the fact that the QES Designees will represent less than half of the members of the combined company’s board of directors and that a KLXE Designee will serve as chairman of each committee of the combined company’s board of directors, other than the Compensation Committee;

•
the risk that KLXE’s financial performance or liquidity may not meet QES’s expectations;

•
the potential challenges and difficulties in integrating the operations of QES and KLXE and the risk that anticipated synergies, cost savings and operational efficiencies between the two companies, or other anticipated cost benefits of the merger, might not be realized or might take longer to realize than expected;

•
the possible diversion of management attention for an extended period of time during the pendency of the merger and, following the closing, the integration of the two companies;

•
the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses of QES and KLXE, as well as the transaction costs incurred regardless of whether the merger is consummated;

•
the risk that business conditions may remain challenging for an extended period of time;

•
the potential effect of the merger on QES’s business and relationships with employees, customers, suppliers, regulators and the communities in which it operates;

•
the risk that the combined company may not have sufficient scale or financial capacity to take advantage of potential consolidation opportunities in the U.S. oilfield services industry;

•
the potential for litigation relating to the merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•
the reciprocal restrictions in the Merger Agreement on the conduct of QES’s and KLXE’s respective businesses during the period between execution of the Merger Agreement and the consummation of the merger;

•
the reciprocal provisions of the Merger Agreement that may have the effect of discouraging alternative acquisition proposals involving QES;

•
the fact that upon termination of the Merger Agreement under specific circumstances, QES would be required to pay to KLXE a termination fee of $3,000,000 plus an expense reimbursement of up to $1,500,000 or, under other specific circumstances, QES would be required to pay to KLXE an expense reimbursement of up to $1,500,000; and

•
risks of the type and nature described in “Risk Factors” and the matters described in “Cautionary Statement Regarding Forward-Looking Statements.”

The QES Board considered all of these factors as a whole and, on balance, concluded that the potential benefits of the merger outweighed the risks and uncertainties of the merger.
In addition, the QES Board was aware of and considered the interests of QES’s directors and executive officers that are different from, or in addition to, the interests of QES stockholders, as generally described in “— Interests of QES’s Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors that the QES Board considered is not intended to be exhaustive, but rather is meant to include the material factors that the QES Board considered. The QES Board has unanimously approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger, on the terms and subject to the conditions set forth in the Merger Agreement. In view of the complexity and wide variety of factors, both positive and negative, that the QES Board considered in connection with its evaluation of the merger, the QES Board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the QES Board. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing description of the QES Board’s consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements.”
Certain Unaudited Prospective Financial and Operating Information
Neither KLXE nor QES, as a matter of course, make public forecasts as to future performance, earnings or other results for extended periods of time. In connection with the merger, KLXE management prepared certain unaudited internal financial forecasts regarding KLXE’s anticipated future operations for the fiscal years ending 2020 through 2023 under two scenarios. In connection with its evaluation of the merger, QES management prepared certain unaudited internal financial forecasts with respect to QES for the fiscal years 2020 through 2023 under three separate potential macro environments. In addition, KLXE management and QES management jointly prepared and provided to the KLXE Board and QES Board, respectively, and to their respective financial advisors certain estimates of annual cost synergies. The summary of these forecasts and estimated cost synergies is included below because they were shared between KLXE and QES and provided to KLXE’s and QES’s respective financial advisors and boards of directors for purposes of considering and evaluating the merger and the Merger Agreement.
Certain KLXE Unaudited Prospective Financial and Operating Information
KLXE does not, as a matter of course, make public forecasts as to future performance, earnings or other results for extended periods of time; and forecasts are of particular concern to KLXE due to the unpredictability of the underlying assumptions and estimates. This uncertainty is magnified by the challenging conditions for oilfield services companies in light of the COVID-19 pandemic and recent actions taken by a group of countries in response to the uncertainty regarding global oil and natural gas demand created by the COVID-19 pandemic, including the decision by members of The Organization of the Petroleum Exporting Countries and the Russian Federation to significantly increase the production of crude oil. In connection with the merger, KLXE management prepared non-public, internal financial forecasts regarding KLXE’s anticipated future operations for the fiscal years ending 2020 through 2023. In connection with the evaluation of the proposed merger, at the request of the KLXE Board, KLXE management prepared two sets of forecasts: (1) the KLXE 2020 Recovery Forecasts (the “KLXE Base Forecasts”), which assumes, among other things, a recovery from the decline in the demand for oil and gas and related services of the type KLXE provides during the third quarter of 2020, and (2) the KLXE 2021 Recovery Forecasts (the “KLXE 2021 Recovery Forecasts” and, together with the KLXE Base Forecasts, the “KLXE Forecasts”), which assumes, among other things, a recovery from the decline in the demand for oil and gas and related services of the type KLXE provides in 2021. Such forecasts were prepared by KLXE management as of April 2020, prior to KLXE entering into the merger agreement. The KLXE Forecasts were provided to (i) the KLXE Board to consider in evaluating the merger and making its final determination with respect thereto, (ii) representatives of Goldman Sachs, (iii) representatives of TPH for use in connection with its financial analyses, as described in the sections of this joint proxy statement/prospectus entitled “— Background of the Merger” and “— Opinion of QES’s Financial Advisor” and (iv) the QES Board to consider in evaluating the merger and making its final determination with respect thereto, as described in the section of this joint proxy statement/prospectus entitled “— Certain Unaudited Prospective Financial and Operating Information — Certain QES Unaudited Prospective Financial and Operating Information”. The KLXE Board directed representatives of Goldman Sachs to use the KLXE Base Forecasts in Goldman Sachs’ financial analysis as described in the sections of this joint proxy statement/prospectus entitled “— Background of the Merger” and “— Opinion of KLXE’s Financial Advisor.”
The inclusion of this information should not be regarded as an indication that any of KLXE or QES, their respective advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary forecasts set forth below should not be relied on as such.
The KLXE Forecasts were prepared treating KLXE on a stand-alone basis, without giving effect to (i) the merger, including the impact of negotiating or executing the merger, (ii) the expenses that may be incurred in connection with consummating the merger, (iii) the potential synergies that may be achieved by KLXE as a result of the merger, (iv) the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or (v) the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. In April 2020, KLXE management also jointly prepared with QES management the estimated cost synergies. The estimated cost synergies are not reflected in the KLXE Forecasts or the QES Forecasts, but are summarized in “— Certain Unaudited Prospective Financial and Operating Information — Certain Estimated Cost Synergies.”
KLXE does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of KLXE has prepared the prospective financial information set forth below to present non-public, internal financial forecasts regarding KLXE’s anticipated future operations for the fiscal years ending 2020 through 2023. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of KLXE’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of KLXE. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither KLXE’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The KLXE Forecasts and the estimated cost synergies are not being included in this joint proxy statement/prospectus to influence your decision whether to vote for the KLXE Share Issuance Proposal or any of the other proposals included herein, but because the KLXE Forecasts and the estimated cost synergies were shared between KLXE and QES and provided to KLXE’s and QES’s respective financial advisors and boards of directors for purposes of considering and evaluating the merger and the Merger Agreement.
The KLXE Forecasts are subject to estimates and assumptions in many respects and, as a result, are subject to interpretation and may change. While presented with numerical specificity, the KLXE Forecasts and the estimated cost synergies are based upon a variety of estimates and assumptions that are inherently uncertain and subject to change, though considered reasonable by KLXE management as of the date of their preparation. Please see the risks discussed in this joint proxy statement/prospectus under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Because the KLXE Forecasts were developed for KLXE on a stand-alone basis without giving effect to the merger, they do not reflect any cost synergies that may be realized as a result of the merger or any changes to KLXE’s operations or strategy that may be implemented after completion of the merger. There can be no assurance that the financial forecasts of KLXE and QES will be realized, or that the underlying estimates or assumptions (including assumptions in respect of demand for KLXE’s or QES’s services) are correct or will occur, and actual results may differ materially from those shown.
In addition, because the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to KLXE’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The KLXE Forecasts contain certain non-GAAP financial measures that KLXE believes are helpful in understanding its past financial performance and future results. KLXE management regularly uses a variety of financial measures that are not in accordance with GAAP, including Adjusted Operating Earnings/Loss, Adjusted EBITDA and Free Cash Flow. The non-GAAP financial measures should not be considered in isolation or as a substitute for comparable GAAP measures. While KLXE believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze KLXE’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of KLXE’s competitors and may not be directly comparable to similarly titled measures of KLXE’s competitors due to potential differences in the exact method of calculation.
Neither KLXE nor QES has provided reconciliations of the non-GAAP financial measures included in these forecasts to a comparable GAAP measure because it is inherently difficult to forecast and quantify the measures that are necessary for such reconciliation. Accordingly, such a reconciliation is not available without unreasonable effort.
None of KLXE, QES or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the KLXE Forecasts, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the KLXE Forecasts existing after the date the KLXE Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the KLXE Forecasts, as applicable, are shown to be in error. Except as required by applicable securities laws, KLXE does not intend to make publicly available any update or other revision to the KLXE Forecasts, even in the event that any or all assumptions are shown to be in error. KLXE has made publicly available its actual results of operations for the year ended January 31, 2020 in its Annual Report on Form 10-K filed with the SEC on March 24, 2020, which is attached hereto as Annex I. None of KLXE or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any KLXE stockholder or other person regarding KLXE’s ultimate performance compared to the information contained in the KLXE Forecasts, the estimated cost synergies or that forecasted results will be achieved. KLXE has made no representation to QES, in the Merger Agreement or otherwise, concerning the financial forecasts of KLXE or the estimated cost synergies.
In addition (as described in “— Certain Unaudited Prospective Financial and Operating Information — Certain QES Unaudited Prospective Financial and Operating Information”), QES management prepared certain unaudited prospective financial information of QES for fiscal years 2020 through 2023 for the QES Board and TPH that is presented in the following table. The KLXE Board directed representatives of Goldman Sachs to use the QES 2020 Recovery Case in Goldman Sachs’ financial analysis as described in the section of this joint proxy statement/prospectus entitled “— Opinion of KLXE’s Financial Advisor.”
QES 2020 Recovery Case
(in millions)	2020	2021	2022	2023
Revenue	$235	$246	$271	$312
Adjusted EBITDA(1)	$(5)	$15	$27	$41
Levered Free Cash Flow(2)	$2	$(4)	$2	$22

(1)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(2)
Levered Free Cash Flow means Adjusted EBITDA less interest expense, cash taxes, changes in net working capital and capital expenditures.

Summary of Certain KLXE Unaudited Prospective Financial and Operating Information
KLXE Base Forecasts
The following table presents certain unaudited prospective financial information of KLXE prepared by KLXE management for fiscal years 2020 through 2023. Certain of the material assumptions made by KLXE’s management in connection with the preparation of the KLXE Base Forecasts set forth in this section include, without limitation: (i) oil stockpiles begin to decline in the quarter ending July 31, 2020 due to increased energy consumption, (ii) increased E&P activity, resulting in increased demand for KLXE’s intervention services and ancillary businesses, beginning in the quarter ending October 31, 2020, and (iii) a 35% year-over-year decline for 2020 in U.S. E&P land based Capex.
(in millions)	2020	2021	2022	2023
Revenues	$327.0	$347.0	$381.7	$439.0
Adjusted Operating Earnings/Loss(1)	$(48.0)	$(30.8)	$(14.0)	$6.6
Adjusted EBITDA(2)	$41.4	$63.8	$72.8	$97.6
Free Cash Flow(3)	$(6.2)	$19.9	$11.6	$32.4

(1)
Adjusted Operating Earnings/Loss means operating earnings excluding one-time expenses.

(2)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(3)
Free Cash Flow means operating cash flow, less capital expenditures.

KLXE 2021 Recovery Forecasts
The following table presents certain unaudited prospective financial information of KLXE prepared by KLXE management for fiscal years 2020 through 2023. Certain of the material assumptions made by KLXE’s management in connection with the preparation of the KLXE 2021 Recovery Forecasts set forth in this section include, without limitation: (i) oil stockpiles remain high through 2020, and begin to decline in the middle of 2021, (ii) increased E&P activity, resulting in increased demand for KLXE’s intervention services and ancillary businesses, beginning in the quarter ending July 31, 2021, and (iii) a 40% year-over-year decline for 2020 in U.S. E&P land based Capex.
(in millions)	2020	2021	2022	2023
Revenues	$274.0	$327.0	$347.0	$381.7
Adjusted Operating Earnings/Loss	$(80.4)	$(45.9)	$(30.2)	$(19.4)
Adjusted EBITDA	$9.0	$48.8	$56.6	$71.7
Free Cash Flow	$(11.6)	$(6.8)	$10.1	$9.1

(1)
Adjusted Operating Earnings/Loss means operating earnings excluding one-time expenses.

(2)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(3)
Free Cash Flow means operating cash flow, less capital expenditures.

Further (as described in “— Certain Unaudited Prospective Financial and Operating Information — Certain Estimated Cost Synergies”), KLXE management and QES management jointly prepared and provided to the KLXE Board and the QES Board, respectively, and to representatives of TPH and Goldman Sachs, certain estimates of annual cost synergies. The KLXE Board directed representatives of Goldman Sachs to use the cost synergies in Goldman Sachs’ financial analysis as described in the section of this joint proxy statement/ prospectus entitled “— Opinion of KLXE’s Financial Advisor.”
Certain QES Unaudited Prospective Financial and Operating Information
QES does not, as a matter of course, make public long-term forecasts nor internal forecasts as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. This uncertainty is magnified by the challenging conditions for oilfield services companies in light of the COVID-19 pandemic, recent actions taken by a group of countries, including members of The Organization of the Petroleum Exporting Countries and the Russian Federation, in response to the uncertainty regarding global oil and natural gas demand created by the COVID-19 pandemic, and an overall substantial global demand decline for oil and natural gas and related services. However, in connection with its evaluation of the merger, QES management prepared certain unaudited internal financial forecasts with respect to QES under three separate potential macro environments, which forecasts were provided to the QES Board in connection with its evaluation of the merger. Such forecasts contemplated three separate potential macro environments: a 2020 recovery case (the “QES 2020 Recovery Case”), a 2021 recovery case (the “QES 2021 Recovery Case”) and a downside sensitivity case (the “QES Downside Sensitivity Case”). In addition, QES management prepared an unaudited internal financial forecast with respect to KLXE under a downside sensitivity case, which was also provided to the QES Board in connection with its evaluation of the merger (the “KLXE Downside Sensitivity Case,” and together with the QES 2020 Recovery Case, the QES 2021 Recovery Case and the QES Downside Sensitivity Case, the “QES Forecasts”). The QES Forecasts were also provided to TPH for its use and reliance in connection with its financial analyses and opinion described in “— Opinion of QES’s Financial Advisor.”

TPH was authorized by QES to rely upon the QES Forecasts for QES in the performance of TPH’s financial analyses and the preparation of such opinion. QES also provided the QES 2020 Recovery Case and the QES 2021 Recovery Case to KLXE and to representatives of Goldman Sachs. The KLXE Board directed representatives of Goldman Sachs to use the QES 2020 Recovery Case in Goldman Sachs’ financial analysis as described in the section of this joint proxy statement/prospectus entitled “— Background of the Merger” and “— Opinion of KLXE’s Financial Advisor.”
The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, QES’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this joint proxy statement/prospectus relates to QES’s previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.
The inclusion of this information should not be regarded as an indication that any of QES or KLXE, their respective advisors or other Representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary forecasts set forth below should not be relied on as such.
The QES Forecasts were prepared solely for internal use at the time of their preparation and are subjective in many respects. While presented with numeric specificity, the QES Forecasts reflect numerous estimates and assumptions that are inherently uncertain and may be beyond the control of QES or KLXE management as described in “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The QES Forecasts reflect assumptions made at the time of their preparation, both as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. QES and KLXE can give no assurance that the QES Forecasts and the underlying estimates and assumptions will be realized.
In addition, because the QES Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the QES Forecasts to be inaccurate include, but are not limited to, risks and uncertainties relating to QES’s or KLXE’s business, industry performance, the regulatory environment, general business and economic conditions and other matters described under “Risk Factors.” Please also see “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”
The QES Forecasts were not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. The prospective financial information set forth in “— Certain Unaudited Prospective Financial and Operating Information — Certain QES Unaudited Prospective Financial and Operating Information” has been prepared by, and is the responsibility of, QES’s management.
Furthermore, the QES Forecasts do not take into account any circumstances or events occurring after the date they were prepared. QES and KLXE can give no assurance that, had the QES Forecasts been prepared either as of the date of the Merger Agreement, as of the date of this joint proxy statement/prospectus or as of the date of the QES Special Meeting or the KLXE Annual Meeting, similar estimates and assumptions would be used. Except as required by applicable securities laws, QES does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the QES Forecasts to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions.
The QES Forecasts were prepared by QES treating QES or KLXE, as applicable, on a stand-alone basis, without giving effect to (i) the merger, including the impact of negotiating or executing the merger, (ii) the expenses that may be incurred in connection with consummating the merger, or (iii) the potential synergies that may be achieved by the combined company as a result of the merger. The QES Forecasts represented the best good faith estimates and judgments of the management team of QES that prepared such information, at the time of preparation, but it does not take into account all the possible financial and other effects on QES or KLXE of the merger, the effect on QES or KLXE of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the QES Forecasts do not take into account the effect on QES or KLXE of any possible failure of the merger to occur. In April 2020, QES management also jointly prepared with KLXE management the estimated cost synergies. The estimated cost synergies are not reflected in the QES Forecasts or the financial forecasts by KLXE, but are summarized in “— Certain Unaudited Prospective Financial and Operating Information — Certain Estimated Cost Synergies.” None of QES, KLXE, or their respective affiliates, officers, directors, advisors or other Representatives has made, makes or is authorized in the future to make any representation to any QES stockholder or KLXE stockholder or other person regarding QES’s or KLXE’s ultimate performance compared to the information contained in the QES Forecasts or that the forecasted results will be achieved. The inclusion of the QES Forecasts herein should not be deemed an admission or representation by QES, KLXE, their respective advisors or any other person that it is viewed as material information of QES or KLXE, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the QES Forecasts included below is not being included to influence your decision whether to vote in favor of the QES Merger Proposal, the KLXE Share Issuance Proposal, or any other proposal to be considered at the QES Special Meeting or the KLXE Annual Meeting, as applicable, but is being provided solely because it was authorized by QES management to be used and relied upon by TPH in connection with its financial analysis and opinion described in “— Opinion of QES’s Financial Advisor,” which forecasts were provided to the QES Board in connection with its evaluation of the merger.
In light of the foregoing, and considering that the QES Special Meeting and the KLXE Annual Meeting will be held several months after the QES Forecasts were prepared, as well as the uncertainties inherent in any forecasted information, QES stockholders and KLXE stockholders, respectively, are cautioned not to place undue reliance on such information, and QES and KLXE urge all QES stockholders and KLXE stockholders to review QES’s most recent SEC filings for a description of QES’s reported financial results and KLXE’s most recent SEC filings for a description of KLXE’s reported financial results. Please see “Where You Can Find More Information.”
The QES Forecasts contain certain non-GAAP financial measures that QES believes are helpful in understanding its past financial performance and future results. QES management regularly uses a variety of financial measures that are not in accordance with GAAP, including Adjusted EBITDA (defined as EBITDA and Levered Free Cash Flow), for forecasting, budgeting and measuring operating performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While QES believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze QES’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of QES’s competitors (including KLXE) and may not be directly comparable to similarly titled measures of QES’s competitors due to potential differences in the exact method of calculation.
Neither QES nor KLXE has provided reconciliations of the non-GAAP financial measures included in this unaudited prospective financial and operating information to the comparable GAAP measure due to the lack of reasonably accessible or reliable comparable GAAP measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.
Summary of Certain QES Unaudited Prospective Financial and Operating Information
QES 2020 Recovery Case
The following table presents certain unaudited prospective financial and operating information of QES under the QES 2020 Recovery Case prepared by QES management for fiscal years 2020 through 2023 for the QES Board, and approved by QES management for TPH’s use in connection with its analysis. Certain of the material assumptions made by QES’s management in connection with the preparation of the unaudited prospective financial information set forth in this table include, without limitation, (1) a production-led spending recovery beginning in late 2020 followed by a subsequent recovery in drilling activity, (2) a decline in drilling and completions revenue due to changes in the rig count (while the completions segment recovers with an increase in the rig count) and (3) capital expenditures of $6.0 million in the first quarter of 2020, approximately $1.0 million per quarter for each of the subsequent quarters during 2020 and capital expenditures equal to 4.5% of revenue thereafter:
(in millions)	2020	2021	2022	2023
Revenue	$235	$246	$271	$312
Adjusted EBITDA(1)	$(5)	$15	$27	$41
Levered Free Cash Flow(2)	$2	$(4)	$2	$22

(1)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(2)
Levered Free Cash Flow means Adjusted EBITDA less interest expense, cash taxes, changes in net working capital and capital expenditures.

QES 2021 Recovery Case
The following table presents certain unaudited prospective financial and operating information of QES under the QES 2021 Recovery Case prepared by QES management for fiscal years 2020 through 2023 for the QES Board, and approved by QES management for TPH’s use in connection with its analysis. Certain of the material assumptions made by QES’s management in connection with the preparation of the unaudited prospective financial information set forth in this table include, without limitation, (1) the U.S. rig count forecast is based on the median of selected Wall Street broker estimates and the well count forecast assumes efficiency improvements of 3% per annum, (2) QES’s drilling and completions segments correlate to the forecasted U.S. onshore rig count and forecasted onshore well count, respectively and (3) capital expenditures of $6.0 million in the first quarter of 2020, approximately $1.0 million per quarter for each of the subsequent quarters during 2020 and capital expenditures of $6.0 million, $8.0 million and $10.0 million in the fiscal years ended 2021, 2022 and 2023, respectively:
(in millions)	2020	2021	2022	2023
Revenue	$205	$172	$273	$350
Adjusted EBITDA(1)	$(9)	$(0)	$25	$34
Levered Free Cash Flow(2)	$(5)	$(16)	$9	$20

(1)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(2)
Levered Free Cash Flow means Adjusted EBITDA less interest expense, cash taxes, changes in net working capital and capital expenditures.

QES Downside Sensitivity Case
The following table presents certain unaudited prospective financial and operating information of QES under the QES Downside Sensitivity Case prepared by QES management for fiscal years 2020 through 2023 for the QES Board, and approved by QES management for TPH’s use in connection with its analysis. Certain of the material assumptions made by QES’s management in connection with the preparation of the unaudited prospective financial information set forth in this table include, without limitation, (1) the U.S. rig count forecast is based on the bottom quartile of selected Wall Street broker estimates and the well count forecast assumes efficiency improvements of 3% per annum, (2) QES’s drilling and completions segments correlate to the forecasted U.S. onshore rig count and forecasted onshore well count, respectively, and (3) capital expenditures of $6.0 million in the first quarter of 2020, approximately $1.0 million per quarter for each of the subsequent quarters during 2020 and capital expenditures of $6.0 million, $6.0 million and $8.0 million in the fiscal years ended 2021, 2022 and 2023, respectively:

(in millions)	2020	2021	2022	2023
Revenue	$202	$125	$185	$260
Adjusted EBITDA(1)	$(10)	$(13)	$4	$19
Levered Free Cash Flow(2)	$(10)	$(26)	$(11)	$6

(1)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(2)
Levered Free Cash Flow means Adjusted EBITDA less interest expense, cash taxes, changes in net working capital and capital expenditures.

KLXE Downside Sensitivity Case
The following table presents certain unaudited prospective financial and operating information of KLXE under the KLXE Downside Sensitivity Case prepared by QES management for fiscal years 2020 through 2023 for the QES Board, and approved by QES management for TPH’s use in connection with its analysis. Certain of the material assumptions made by QES’s management in connection with the preparation of the unaudited prospective financial information set forth in this table include, without limitation, (1) the U.S. rig count forecast is based on the bottom quartile of selected Wall Street broker estimates and the well count forecast assumes efficiency improvements of 3% per annum, (2) KLXE’s segments correlate to the forecasted U.S. onshore rig count and forecasted onshore well count, and (3) capital expenditures of $5.0 million in fiscal year 2020, $4.0 million in each of the fiscal years ended 2021 and 2022, and increasing to $6.0 million in fiscal year ended 2023:
(in millions)	2020	2021	2022	2023
Revenue	$241	$164	$243	$341
Adjusted EBITDA(1)	$(23)	$(16)	$9	$36
Levered Free Cash Flow(2)	$(39)	$(50)	$(42)	$(5)

(1)
Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, adjusted for one-time expenses and non-cash compensation.

(2)
Levered Free Cash Flow means Adjusted EBITDA less costs as defined, interest expense, cash taxes, changes in net working capital and capital expenditures.

In addition (as described in “— Certain Unaudited Prospective Financial and Operating Information — Certain KLXE Unaudited Prospective Financial and Operating Information”), KLXE management prepared certain unaudited prospective financial information of KLXE for fiscal years 2020 through 2023 for the KLXE Board, Goldman Sachs, TPH and QES, and such information was approved by QES management for TPH’s use. Please see “— Summary of Certain KLXE Unaudited Prospective Financial and Operating Information” for a summary of such information.
Certain Estimated Cost Synergies
In April 2020, KLXE management and QES management jointly prepared and provided to the KLXE Board and the QES Board, respectively, and to their respective financial advisors certain estimates of annual cost synergies. The estimated cost synergies include approximately $40 million of annualized run-rate cost synergies estimated to be potentially realizable by the combined company within 12 months. The estimated cost synergies assumed that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the merger. The combined company expects to generate the annualized cost synergies through rationalizing KLXE’s corporate headquarters in Wellington, Florida, combining KLXE and QES Houston-area locations, consolidating redundant facilities in key basins and reducing field expenses. Please see “— Certain Unaudited Prospective Financial and Operating Information — Certain KLXE Unaudited Prospective Financial and Operating Information,” for further information regarding the uncertainties underlying the estimated cost synergies as well as “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the cost synergies in connection with the merger.

Opinion of KLXE’s Financial Advisor
On May 3, 2020, at a meeting of the KLXE Board, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to KLXE.
The full text of the written opinion of Goldman Sachs, dated May 3, 2020, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E.Goldman Sachs provided advisory services and its opinion for the information and assistance of the KLXE Board in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of KLXE Common Stock should vote with respect to the merger or any other matter.
In connection with rendering this opinion described above and performing its financial analyses, Goldman Sachs reviewed, among other things:
•
the Merger Agreement;

•
annual reports to stockholders and Annual Reports on Form 10-K of KLXE for the two fiscal years ended January 31, 2020;

•
the registration statement on Form 10-12B of KLXE, including the information statement contained therein, dated July 25, 2018, as amended, relating to the initial public offering of KLXE Common Stock;

•
annual reports to stockholders and Annual Reports on Form 10-K of QES for the three years ended December 31, 2019;

•
the registration statement on Form S-1 of QES, including the prospectus contained therein, dated August 9, 2017, as amended, relating to the initial public offering of QES Common Stock;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of KLXE and QES;

•
unaudited financial statements for QES for the one-month period ended January 31, 2020;

•
certain other communications from KLXE and QES to their respective stockholders;

•
certain publicly available research analyst reports for KLXE and QES;

•
certain internal financial analyses and forecasts for QES prepared by its management;

•
certain internal financial analyses and forecasts for KLXE, including the KLXE Base Forecasts, certain internal financial analyses and forecasts for KLXE pro forma for the consummation of the merger, which were based on the KLXE Base Forecasts, the QES 2020 Recovery Case and the Synergies (the “KLXE Pro Forma 2020 Recovery Forecasts”), and certain financial analyses and forecasts for QES, including the QES 2020 Recovery Case, in each case, as prepared by the management of KLXE and approved for Goldman Sachs’ use by KLXE;

•
certain operating synergies net of costs to achieve such synergies projected by the management of KLXE to result from the merger, as approved for Goldman Sachs’ use by KLXE, which are referred to in this section as the “Synergies”; and

•
certain estimates as to the value of certain tax benefits to KLXE pro forma for the merger, as prepared by the management of KLXE and approved for Goldman Sachs’ use by KLXE, which are referred to as the “Tax Benefit Estimates”.

Goldman Sachs also held discussions with members of senior managements of KLXE and QES regarding their assessment of the past and current business operations, financial condition and future prospects of QES and with members of senior management of KLXE regarding their assessment of the past and current business operations, financial condition and future prospects of KLXE and the strategic rationale for, and the potential benefits of, the merger; reviewed the reported price and trading activity for the KLXE Common Stock and QES Common Stock; compared certain financial and stock market information for KLXE and QES with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.
For purposes of rendering this opinion, Goldman Sachs, with KLXE’s consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with KLXE’s consent that the KLXE Base Forecasts, the KLXE Pro Forma 2020 Recovery Forecasts, the QES 2020 Recovery Case, the Synergies and the Tax Benefit Estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of KLXE. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of KLXE, QES or any of their respective subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on KLXE or QES or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs has also assumed that the merger will be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.
Goldman Sachs’ opinion does not address the underlying business decision of KLXE to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to KLXE; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to KLXE, as of the date of the opinion, of the Exchange Ratio pursuant to the Merger Agreement. Goldman Sachs does not express any view on, and does not address, any other term or aspect of the Merger Agreement or merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the merger, including, the KLXE Charter Amendment, the reverse stock split, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of KLXE; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of KLXE or QES, or any class of such persons, in connection with the merger, whether relative to the Exchange Ratio pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. In addition, Goldman Sachs does not express any opinion as to the prices at which KLXE Common Stock or QES Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on KLXE or QES or the merger, or as to the impact of the merger on the solvency or viability of KLXE or QES or the ability of KLXE or QES to pay their respective obligations when they come due. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.
The following is a summary of the material financial analyses delivered by Goldman Sachs to the KLXE Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 1, 2020, the last trading day before the public announcement of the transaction (which is referred to for the purposes of this section of the joint proxy statement/prospectus as the “last trading date”), and is not necessarily indicative of current market conditions.
Financial Analyses of KLXE
Illustrative Discounted Cash Flow Analysis
Using the KLXE Base Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on KLXE. Using a mid-year discounting convention and discount rates ranging from 12.0% to

15.0%, reflecting estimates of KLXE’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 31, 2020 (i) estimates of unlevered free cash flow for KLXE for the years 2020 to 2023 as reflected in the KLXE Base Forecasts and (ii) a range of illustrative terminal values for KLXE, which were calculated by applying perpetuity growth rates ranging from 2.0% to 4.0% to a terminal year estimate of the free cash flow to be generated by KLXE, as reflected in the KLXE Base Forecasts (which analysis implied exit terminal year EBITDA multiples ranging from 3.1x to 5.0x). Based on information Goldman Sachs obtained from Bloomberg and company filings, Goldman Sachs calculated LTM EV / EBITDA multiples for key peers (excluding KLXE and QES) in the oilfield services sector for the year 2019. This analysis indicated a median LTM EV/EBITDA multiple of 3.7x and a high LTM EV/EBITDA multiple of 4.8x. Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the KLXE Base Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for KLXE by adding the ranges of present values it derived above and adding the estimated net present value of KLXE’s future tax benefits, as provided in the Tax Benefits Estimates. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for KLXE the net debt of KLXE as of January 31, 2020, as provided by the management of KLXE, to derive a range of illustrative equity values for KLXE. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding KLXE Common Stock, as provided by the management of KLXE, to derive a range of illustrative values per KLXE share of $5.06 to $10.92.
Financial Analyses of Pro Forma KLXE
Illustrative Discounted Cash Flow Analysis
Using the KLXE Pro Forma 2020 Recovery Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on KLXE on a pro forma basis giving effect to the merger. Using a mid-year discounting convention and discount rates ranging from 12.0% to 15.0%, reflecting estimates of the combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of January 31, 2020 (i) estimates of unlevered free cash flow for the combined company for the years 2020 to 2023 as reflected in the KLXE Pro Forma 2020 Recovery Forecasts and taking into account the Synergies and (ii) a range of illustrative terminal values for the combined company, which were calculated by applying perpetuity growth rates ranging from 2.0% to 4.0% to a terminal year estimate of the free cash flow to be generated by the combined company, as reflected in the KLXE Pro Forma 2020 Recovery Forecasts and taking into account the Synergies (which analysis implied exit terminal year EBITDA multiples ranging from 3.6x to 5.8x). Based on information Goldman Sachs obtained from Bloomberg and company filings, Goldman Sachs calculated LTM EV / EBITDA multiples for key peers (excluding KLXE and QES) in the oilfield services sector for the year 2019. This analysis indicated a median LTM EV/EBITDA multiple of 3.7x and a high LTM EV/EBITDA multiple of 4.8x. Goldman Sachs derived such range of discount rates by application of the CAPM, which requires certain company-specific inputs, including the company’s target capital structure weightings, the cost of long-term debt, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs using its professional judgment and expertise and taking into account the KLXE Pro Forma 2020 Recovery Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the combined company by adding the ranges of present values it derived above and adding the estimated net present value of KLXE’s future tax benefits, as provided in the Tax Benefits Estimates. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the combined company, the net debt of the combined company as of January 31, 2020, as provided by the management of KLXE, to derive a range of illustrative equity values for pro forma KLXE. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted shares of pro forma KLXE Common Stock expected to be outstanding following the consummation of the merger, estimated by multiplying the Exchange Ratio by the number of fully diluted outstanding shares of QES Common Stock as of the last trading date, calculated on a treasury stock method basis, and adding the result to the number of fully diluted outstanding KLXE shares as of the last trading date, each as provided by the management of KLXE, to derive a range of illustrative values per KLXE share of $7.85 to $15.07.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.
Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the KLXE Board that, as of May 3, 2020, and based upon and subject to the factors and assumptions therein, the Exchange Ratio pursuant to the Merger Agreement was fair, from a financial point of view, to KLXE. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of KLXE, QES, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.
The Exchange Ratio was determined through arm’s-length negotiations between KLXE and QES and was approved by the KLXE Board. Goldman Sachs provided advice to KLXE during these negotiations. Goldman Sachs did not, however, recommend any specific exchange ratio to KLXE or the KLXE Board or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction.
As described above, Goldman Sachs’ opinion to the KLXE Board was one of many factors taken into consideration by the KLXE Board in making its determination to approve the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex E.
Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of KLXE, QES and any of their respective affiliates and third parties, including, Archer Limited (“Archer”), Geveran Investments Limited (“Geveran”), Quintana Capital Group, L.P. (“QCG”), and Robertson QES Investment LLC (“Robertson”), affiliates of each of which are significant shareholders of QES, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the merger. Goldman Sachs acted as financial advisor to KLXE in connection with, and participated in certain of the negotiations leading to, the merger. Goldman Sachs has provided certain financial advisory and/or underwriting services to KLXE and/or its affiliates from time to time for which the Investment Banking Division of Goldman Sachs has received, and may receive, compensation, including having acted as bookrunner with respect to a public offering of KLXE’s 11.500% Senior Secured Notes due 2025 (aggregate principal amount $250,000,000) in October 2018. During the two-year period ended May 3, 2020, Goldman Sachs has recognized compensation for financial advisory and/or underwriting services provided by its Investment Banking Division to KLXE and/or its affiliates of approximately $2,100,000. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to KLXE, QES, Archer, Geveran, QCG, Robertson and their respective affiliates and, as applicable, portfolio companies, for which the Investment Banking Division of Goldman Sachs may receive compensation. Affiliates of Goldman Sachs also may have co-invested with QCG, Geveran, Robertson or their respective affiliates from time to time and may have invested in limited partnership units of affiliates of QCG, Geveran or Robertson from time to time and may do so in the future.
The KLXE Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated April 21, 2020, KLXE engaged Goldman Sachs to act as its financial advisor in connection with the merger. The engagement letter between KLXE and Goldman Sachs provides for a transaction fee of $1.5 million, all of which is contingent upon the consummation of the merger. In addition, KLXE has agreed to reimburse Goldman Sachs for certain of its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.
Opinion of QES’s Financial Advisor
QES retained TPH to provide an opinion to the QES Board solely in connection with the merger. QES instructed TPH to evaluate the fairness, from a financial point of view, of the merger consideration that would entitle holders of QES Common Stock (other than the QES Excluded Shares) to receive 0.4844 shares of KLXE Common Stock in the merger for every share of QES Common Stock. At a meeting of the QES Board held on May 3, 2020, TPH rendered its opinion orally to the QES Board, subsequently confirmed in writing, that, as of May 3, 2020, based upon and subject to the factors, limitations, qualifications and assumptions set forth in its written opinion and based upon such other matters as TPH considered relevant, the merger consideration provided in the Merger Agreement was fair, from a financial point of view, to the holders of QES Common Stock (other than the QES Excluded Shares).
The opinion speaks only as of the date and the time it was rendered and not as of the time the transactions contemplated by the Merger Agreement may be completed or any other time. The opinion does not reflect changes that may occur or may have occurred after its delivery, which could significantly alter the value, facts or elements on which the opinion was based.
The full text of the opinion, dated May 3, 2020, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken by TPH in rendering its opinion, is incorporated by reference into this joint proxy statement/prospectus and attached as Annex F hereto. The summary of TPH’s opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. QES stockholders are urged to read the TPH opinion carefully and in its entirety. TPH’s advisory services and its opinion were provided for the information and assistance of the QES Board in connection with its consideration of the transactions contemplated by the Merger Agreement, and its opinion does not constitute a recommendation as to how any holder of interests in QES or KLXE should vote with respect to the transactions contemplated by Merger Agreement or any other matter.
In connection with rendering its opinion and performing its related financial analysis, TPH reviewed and considered, among other things:
•
a draft of the Merger Agreement dated May 2, 2020;

•
certain publicly available financial statements and other business and financial information with respect to QES and KLXE;

•
the QES Forecasts;

•
the KLXE Forecasts;

•
certain publicly available research analyst reports with respect to the future financial performance of QES and KLXE;

•
certain projections of cost savings and operating synergies to result from the transactions contemplated by the Merger Agreement prepared by the managements of each of QES and KLXE (which are referred to in this section as the “Synergies”); and

•
a draft of the Form of Support Agreement dated May 2, 2020, by and among each stockholder of QES set forth on Schedule A thereto and KLXE.

TPH also held discussions with members of the senior managements of each of QES and KLXE regarding their assessments of the strategic rationale for, and the potential benefits of, the transactions contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective entities and of the combined company. In addition, TPH reviewed the reported price and trading activity for the shares of QES Common Stock and for the shares of KLXE Common Stock, compared certain financial and stock market information for QES and KLXE with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oilfield services industry specifically and performed such other studies and analyses, and considered such other factors, as it considered appropriate.
During its review, TPH considered and observed, among other things, (i) the limited business and strategic alternatives available to QES, taking into consideration the challenging conditions for oilfield services companies in light of the COVID-19 pandemic, recent actions taken by a group of countries, including members of The Organization of the Petroleum Exporting Countries and the Russian Federation, in response to the uncertainty regarding global oil and natural gas demand created by the COVID-19 pandemic, and an overall substantial global demand decline for oil and natural gas and related services; (ii) QES’s current liquidity position and its ability to meet its cash requirements, financial obligations and covenants contained in its senior secured revolving credit facility; and (iii) QES’s access to capital and financing or re-financing alternatives available under the QES Forecasts. Additionally, TPH noted that the Forecasts (as defined below) and the Synergies reflect certain assumptions regarding the oil and gas industry and capital expenditures that are subject to significant uncertainty and that, if different than assumed, could have a material impact on its analysis and opinion.
For purposes of its opinion, TPH assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for it, or publicly available. In that regard, TPH assumed with QES’s consent that the Forecasts (as defined below) and Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of QES, and that such Forecasts (as defined below) and Synergies will be realized in the amounts and the time periods contemplated thereby. TPH expressed no view or opinion with respect to the Forecasts (as defined below), Synergies or the assumptions on which they were based and TPH further assumed, among other things, that (i) the executed Merger Agreement (together with the exhibits and schedules thereto) would not differ in any respect material to its analyses or opinion from the draft versions it examined, referenced above, (ii) the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein were true and correct in all material respects, (iii) each party to the Merger Agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the transactions contemplated by the Merger Agreement would be satisfied without material amendment or waiver thereof, (v) the transactions contemplated by the Merger Agreement would be consummated in a timely manner in accordance with the terms described in the Merger Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the transactions contemplated by the Merger Agreement would be obtained without, in the case of each of the forgoing clauses (i)  – (vi), any material adverse effect on QES, KLXE, Acquiror, Merger Sub or the holders of shares of QES Common Stock (other than the QES Excluded Shares), or the expected benefits of the transactions contemplated by the Merger Agreement in any way meaningful to TPH’s analysis. In addition, TPH did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of QES or any of its subsidiaries or KLXE or any of its subsidiaries, and it was not furnished with any such evaluation or appraisal. TPH’s opinion did not address any legal, regulatory, tax or accounting matters.
TPH’s opinion did not address the underlying business decision of QES to engage in the transactions contemplated by the Merger Agreement, or the relative merits of such transactions as compared to any other alternative transaction that might have been available to QES. TPH’s opinion only addressed the fairness, from a financial point of view, as of May 3, 2020, of the merger consideration pursuant to the Merger Agreement. TPH did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transactions contemplated by the Merger Agreement, including, without limitation, the fairness of the transactions to, or any consideration received in connection therewith by, creditors or other constituencies of QES or KLXE or any of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of each of QES or KLXE, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement, whether relative to the merger consideration pursuant to the Merger Agreement or otherwise. TPH did not express any view on, and its opinion did not address, QES’s liquidity, access to capital or the availability of financing and re-financing alternatives or QES’s solvency. TPH did not express any opinion as to the price at which the shares of KLXE Common Stock or the securities of any other party would trade at any time. TPH’s opinion did not address any legal, regulatory, tax or accounting matters.
TPH’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to TPH as of, May 3, 2020. TPH assumed no obligation to update, revise or reaffirm its opinion and expressly disclaimed any responsibility to do so based on circumstances, developments or events occurring of which TPH becomes aware after the date its opinion was rendered.
The issuance of TPH’s opinion was approved by its fairness opinion committee.
TPH and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. QES selected TPH to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement on the basis of TPH’s experience in transactions similar to the transactions described in the Merger Agreement, its reputation in the investment community and its familiarity with QES and its business.
TPH and its affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of QES, any of the other parties to the Merger Agreement and any of their respective affiliates and (ii) any currency or commodity that may be material to QES, any of the other parties to the Merger Agreement and any of their respective affiliates or otherwise involved in the transactions contemplated by the Merger Agreement and the other matters contemplated by the Merger Agreement. In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the transactions contemplated by the Merger Agreement, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including QES, KLXE or their respective equity holders or affiliates.
TPH acted as financial advisor to QES in connection with, and participated in certain negotiations leading to, the transactions contemplated by the Merger Agreement. Pursuant to the terms of its engagement, QES agreed to pay TPH a fee for its services that is expected to be approximately $1.5 million, $1.0 million of which became payable upon the rendering of TPH’s opinion and the remaining portion of which is contingent upon the consummation of the merger. In addition, QES agreed to reimburse TPH for the reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, incurred by TPH in connection with its engagement. QES also agreed to indemnify TPH, its affiliates and its and their respective directors, officers, partners, agents or employees for certain liabilities related to or arising out of its rendering of services under its engagement or to contribute to payments TPH may be required to make in respect of these liabilities.
TPH has previously provided services to each of QES and KLXE on unrelated matters during the two years prior to the date of TPH’s opinion, including serving as an underwriter in connection with QES’s initial public offering in 2018 and serving as an initial purchaser in connection with KLXE’s private placement of senior secured notes in 2018. In the two years prior to the date of TPH’s opinion, TPH and its affiliates received aggregate fees in connection with such services of approximately $311,000 from QES and $223,000 from KLXE. TPH may in the future provide investment banking or other financial services to QES, KLXE or any of the other parties to the Merger Agreement or any of their respective affiliates. In connection with such investment banking or other financial services, TPH may receive compensation.
Summary of Analyses of QES’s Financial Advisor
In preparing its analyses, TPH utilized each of the QES Forecasts and the KLXE Forecasts. Such forecasts are described in more detail above in “— Certain Unaudited Prospective Financial and Operating Information — Certain QES Unaudited Prospective Financial and Operating Information” and “— Certain Unaudited Prospective Financial and Operating Information — Certain KLXE Unaudited Prospective Financial and Operating Information.”
The data and analyses summarized herein are from TPH’s presentation to the QES Board delivered on May 3, 2020, which primarily utilized market closing prices as of May 1, 2020. The analyses summarized herein include information presented in tabular format. In order to fully understand the financial analyses performed, the tables must be read with the text of each summary.
Certain Financial Metrics
“EBITDA” is calculated as net income plus income taxes, interest expense (less interest income), depreciation and amortization.
“adjusted EBITDA” means EBITDA plus non-cash stock-based compensation expense, severance expenses, and other expenses deemed as non-recurring in nature
“EV” is calculated as the diluted equity value of a company, plus book value of net debt, any preferred equity and non-controlling interests.
Discounted Cash Flow Analysis
TPH performed a discounted cash flow analysis of each of QES and KLXE and such companies on a pro forma combined basis, in each case as of October 31, 2020. Discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of estimated future cash flows of the company as reflected in the forecasts described above in “— Certain Unaudited Prospective Financial and Operating Information — Certain QES Unaudited Prospective Financial and Operating Information” and “Certain Unaudited Prospective Financial and Operating Information — Certain KLXE Unaudited Prospective Financial and Operating Information,” which we refer to collectively as the “Forecasts” for purposes of this Summary of the Analyses of QES’s Financial Advisor. TPH calculated the discounted cash flow value as the sum of the net present value of each of: the estimated future unlevered free cash flows that QES and KLXE are expected to generate during the fourth quarter of 2020 and each of the fiscal years ended 2021 through 2022, as reflected in the Forecasts; and calculated a terminal value by applying a multiple of EV to fiscal year 2023 adjusted EBITDA ranging from 3.0x to 5.0x.
QES.   For its discounted cash flow calculations of QES, TPH applied discount rates ranging from 15% to 25% to the estimated future unlevered cash flows of QES. The discount rates applicable to QES were based, among other things, on TPH’s judgment of the estimated range of weighted average cost of capital based on an analysis of the selected comparable companies and selected transactions discussed below in “— Selected Publicly Traded Company Analysis” and “— Selected Transaction Analysis.” The terminal value of QES was calculated applying various terminal value adjusted EBITDA multiples ranging from 3.0x to 5.0x. The terminal value adjusted EBITDA multiples were selected by TPH by reference to the EV to EBITDA trading multiples calculated for selected comparable companies and selected transactions discussed below in “— Selected Publicly Traded Company Analysis” and “— Selected Transaction Analysis.” TPH applied such ranges of terminal value adjusted EBITDA multiples to QES’s estimated 2023 adjusted EBITDA, as set forth in the QES Forecasts, to determine a terminal value for QES. The ranges of estimated future unlevered cash flows and terminal values were then discounted to present values as of October 31, 2020 using the range of discount rates referred to above. From this analysis, TPH estimated an implied price per share range for shares of QES Common Stock of (i) $1.63 to $3.77 based on the QES 2020 Recovery Case, (ii) $0.96 to $2.72 based on the QES 2021 Recovery Case and (iii) $0.00 to $0.32 based on the QES Downside Sensitivity Case.

KLXE.   For its discounted cash flow calculations of KLXE, TPH applied discount rates ranging from 15% to 25% to the estimated future unlevered cash flows of KLXE. The discount rates applicable to KLXE were based, among other things, on TPH’s judgment of the estimated range of weighted average cost of capital based on an analysis of the selected comparable companies and selected transactions discussed below in “— Selected Publicly Traded Company Analysis” and “— Selected Transaction Analysis.” The terminal value of KLXE was calculated applying various terminal value adjusted EBITDA multiples ranging from 3.0x to 5.0x. The terminal value adjusted EBITDA multiples were selected by TPH by reference to the EV to EBITDA trading multiples calculated for selected comparable companies and selected transactions discussed below in “— Selected Publicly Traded Company Analysis” and “— Selected Transaction Analysis.” TPH applied such ranges of terminal value adjusted EBITDA multiples to KLXE’s estimated 2023 adjusted EBITDA, as set forth in the KLXE Downside Sensitivity Case and KLXE Forecasts, to determine a terminal value for KLXE. The ranges of estimated future unlevered cash flows and terminal values were then discounted to present values as of October 31, 2020 using the range of discount rates referred to above. From this analysis, TPH estimated an implied price per share range for shares of KLXE Common Stock of (i) $5.46 to $12.97 based on the KLXE Base Forecasts, (ii) $2.08 to $7.57 based on the KLXE 2021 Recovery Case and (iii) $0.00 based on the KLXE Downside Sensitivity Case.
Discounted Cash Flow Contribution Analysis
TPH used the implied equity value per share ranges above to calculate ranges of implied exchange ratios for the holders of QES Common Stock by dividing the implied equity values based on the discount rates ranging from 15% to 25% and terminal value adjusted EBITDA multiples ranging from 3.0x to 5.0x by the corresponding range for KLXE, which resulted in the following implied exchange ratio ranges: (i) 0.287x to 0.298x based on the KLXE Base Forecasts and QES 2020 Recovery Case; and (ii) 0.360x to 0.463x based on the KLXE 2021 Recovery Forecasts and QES 2021 Recovery Case. There was no implied ratio based on the KLXE Downside Sensitivity Case and QES Downside Sensitivity Case because the implied equity value was zero for either QES or KLXE, or both, across the range. TPH compared these implied exchange ratio ranges to the 0.4844 exchange ratio provided for pursuant to the Merger Agreement.
Discounted Cash Flow Accretion/Dilution Analysis
TPH also performed an accretion/dilution analysis to determine whether the merger would be accretive or dilutive to the holders of QES Common Stock, by comparing implied per share prices of the combined company to implied per share prices of QES Common Stock on a status quo basis (the “Status Quo Basis”).
TPH performed a discounted cash flow analysis to determine implied per share prices for the combined company, and assumed, among other things, that the combined company will achieve an aggregate of $40.0 million of run-rate annualized synergies by the first quarter of 2021, by calculating (a) the sum of (i) the present value of the estimated unlevered cash flows for the combined company through fiscal year 2022, using discount rates ranging from 15% to 25%, and (ii) the present value of the terminal value of the combined company based on a range of multiples from 3.0x to 5.0x estimated adjusted EBITDA for fiscal year 2023, using discount rates ranging from 15% to 25%, divided by (b) the total number of outstanding shares of KLXE Common Stock following completion of the transactions contemplated by the Merger Agreement. TPH then performed a discounted cash flow analysis to determine implied per share prices for QES Common Stock, on a Status Quo Basis, by calculating (a) the sum of (i) the present value of the estimated unlevered cash flows for QES through fiscal year 2022, using discount rates ranging from 15% to 25%, and (ii) the present value of the terminal value of QES based on a range of multiples from 3.0x to 5.0x estimated adjusted EBITDA for fiscal year 2023, using discount rates ranging from 15% to 25%, divided by (b) the total number of outstanding shares of QES Common Stock outstanding.
Based on these calculations, TPH then analyzed whether the merger would be accretive or dilutive to holders of QES Common Stock for each of the QES 2020 Recovery Case, the QES 2021 Recovery Case and the QES Downside Sensitivity Case, as set forth below:
Case	Range of Accretion/Dilution per share
QES 2020 Recovery Case	101% to 122%
QES 2021 Recovery Case	106% to 147%
QES Downside Sensitivity Case	(1)

(1)
The analysis resulted in either no implied equity value for the corresponding QES outcome on a Status Quo Basis or accretion/dilution values so high as to not be meaningful due to a very low corresponding QES outcome on a Status Quo Basis.

Illustrative Implied Future Share Price Analysis
TPH analyzed the implied value per share of QES Common Stock on a Status Quo Basis compared to the implied value per share of the combined company. Implied future share prices as of January 31, 2021, January 31, 2022 and January 31, 2023 of QES, on a Status Quo Basis, and for the combined company were each calculated by first multiplying estimated adjusted EBITDA for fiscal years 2021, 2022 and 2023, respectively, by a range of multiples from 3.0x to 5.0x estimated adjusted EBITDA on a Status Quo Basis, and for the combined company. Implied equity value was then calculated by subtracting net debt at book value from EV. From this analysis, TPH estimated certain implied price per share ranges as set forth below:
Case	QES Status Quo	Combined company(1)
QES 2020 Recovery Case	$0.62 to $5.24	$1.91 to $9.36
QES 2021 Recovery Case	$0.00 to $3.86	$0.76 to $6.97
QES Downside Sensitivity Case	$0.00 to $0.82	$0.00 to $2.39

(1)
Implied value per share of QES Common Stock equivalent at the 0.4844 exchange ratio.

In addition, TPH analyzed the impact to the Status Quo Basis of raising common equity at market (the “Fully Financed Sensitivity”) of between $34 million and $81 million and concluded that the merger was similarly accretive as with the Status Quo Basis in all cases. The Fully Financed Sensitivity was purely illustrative and assumed that QES could successfully sell newly issued shares of QES Common Stock at the closing trading price on May 1, 2020 of $0.99 per share. The inclusion of the Fully Financed Sensitivity is not intended to suggest that any such financing was available to QES.
Other Analyses
In addition to conducting the analyses described above, TPH reviewed the following data, which was used for reference purposes only and was not used in the determination by TPH of the fairness, from a financial point of view of the merger consideration pursuant to the Merger Agreement.
Selected Publicly Traded Company Analysis
TPH reviewed and analyzed certain financial information including valuation multiples related to selected publicly traded oilfield services companies whose operations TPH believed, based on its experience with companies in the oilfield services industry, to be similar to QES’s and KLXE’s operations for purposes of this analysis.
TPH selected the companies reviewed in this analysis because, among other things, the comparable companies operate businesses that have similar characteristics as QES and KLXE. However, no selected company or group of companies is identical to QES or KLXE. Accordingly, TPH believes that purely quantitative analyses are not, in isolation, determinative in the context of the merger and related transactions and that qualitative judgments concerning differences between the financial and operating characteristics and prospects of QES or KLXE and the comparable companies that could affect the public trading values of each also are relevant. TPH calculated and compared various financial multiples and ratios of each of the comparable companies, including, among other things, the ratio of each company’s (i) EV to its (ii) actual and estimated EBITDA, as applicable. All of these calculations were performed, and based on publicly available financial data and closing prices as of May 1, 2020. The EBITDA used by TPH in its analysis estimates for each of the comparable companies listed below were based on publicly available consensus estimates as reported by FactSet as of May 1, 2020.
Included in the analysis and their relevant financial metrics reviewed were as follows:

Comparable Company	EV/2019A EBITDA(1)	EV/2020E EBITDA(1)
Key Energy Services, Inc.	NM	NM
Nine Energy Services, Inc.	3.0x	NM
Oil States International, Inc.	4.3x	16.3x
RPC, Inc.	4.5x	30.4x
Ranger Energy Services, Inc.	3.9x	7.4x
Mammoth Energy Services, Inc.	1.4x	NM
Median	3.9x	16.3x
Mean	3.4x	18.0x

(1)
“NM” refers to “not meaningful” due to negative EBITDA or depressed EBITDA resulting in an EV/EBITDA multiple greater than 35.0x.

In addition, TPH reviewed the historical EV to rolling next twelve months EBITDA since the year 2010 for each of the following comparable companies: Basic Energy Services, Inc., Key Energy Services, Inc., Nine Energy Service, Inc., RPC, Inc., Ranger Energy Services, Inc., Superior Energy Services, Inc. and Mammoth Energy Services, Inc. Certain companies included in this analysis were excluded from the trading comparable analysis in the above table because such companies were either undergoing financial restructuring, in the process of divesting assets, or due to past or present merger or acquisition history and performance. TPH also reviewed QES’s and KLXE’s historical EV to its rolling next twelve months EBITDA since such companies began publicly trading. The resulting median multiples ranged from 3.3x to 5.2x for the last twelve months and 3.2x to 5.3x for the period beginning in March 2018, when EBITDA estimates first became available following QES’s initial public offering in February 2018.
Selected Transaction Analysis
TPH reviewed and analyzed certain financial information including valuation multiples related to selected transactions identified below in the oilfield services industry involving wireline, coiled tubing or directional drilling services.
The following is a list of the transactions reviewed by TPH:
				EV/EBITDA
Date Announced	Acquiror	Target(s)	EV (in millions)	Last Twelve Months	Next Twelve Months
March 20, 2019	KLXE	Red Bone Services and Tecton Energy Services	$82	4.8x	N/A
October 22, 2018	KLXE	Motley Services	$148	3.2x(1)	N/A
February 22, 2018	STEP Energy Services, Ltd.	Tucker Energy Services	$275(2)	4.9x	N/A
September 5, 2017	Patterson-UTI Energy, Inc.	Multi-Shot Energy Services	$262	N/A	6.6x
August 1, 2011	Archer Limited	Great White Energy Services	$742(3)	6.1x	4.4x
June 2, 2011	Basic Energy Services, Inc.	Maverick Companies	$180	N/A	5.0x

(1)
Represents third quarter 2018 annualized EBITDA.

(2)
Includes a $42.0 million capital cost of Tucker Energy Services’ fourth fracturing spread scheduled for delivery in the second quarter of 2018.

(3)
Purchase price at time of announcement which was subsequently reduced to $630.0 million on a cash-free debt-free basis.

Based on an analysis of the relevant metrics for each of the comparable companies, QES and KLXE, and the selected transactions, TPH selected a reference range of 3.0x to 5.0x for EV to the projected 2020, 2021 and 2022 adjusted EBITDA as described above under the captions “— Discounted Cash Flow Analysis,” “— Discounted Cash Flow Contribution Analysis” and “— Discounted Cash Flow Accretion/Dilution Analysis.”
Liquidity Analysis
Based on its review of the Forecasts, TPH performed a pro forma analysis of the liquidity position of each of QES and the combined company beginning with the quarter ending January 31, 2021 through the fiscal year ending January 1, 2024 (which forecast for the combined company incorporates approximately $40.0 million of run-rate synergies with 50% benefit realized in the fourth quarter 2020 and 100% benefit realized thereafter, in addition to forecasted costs to achieve synergies of $34.0 million realized in the fourth quarter of 2020) based on each of the QES 2020 Recovery Case, the QES 2021 Recovery Case and the QES Downside Sensitivity Case. TPH noted that based on the foregoing forecasts, the lowest minimum forecasted liquidity balance for QES ranged from approximately $16 million to $(31) million and for the combined company ranged from approximately $150 million to $50 million.
General
The description set forth above constitutes a summary of the analyses employed and factors considered by TPH in rendering its opinion to the QES Board. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description.
In connection with the review of the Merger Agreement and the transactions contemplated thereby by the QES Board, TPH performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, TPH considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. TPH believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, TPH may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. In performing its analyses, TPH made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of QES or KLXE. These include, among other things, the impact of competition on the business of each of QES and KLXE and the industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of QES or KLXE, or the industry, or in the financial markets in general. Any estimates contained in the analyses of TPH are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
TPH conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the merger consideration to be received by holders of the QES Common Stock pursuant to the Merger Agreement and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of its written opinion, dated May 3, 2020, to the QES Board. The estimates contained in these analyses and the results from any particular analysis are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by any analysis. In addition, these analyses do not purport to be appraisals or to reflect the prices at which shares of KLXE Common Stock will trade following the consummation of the merger, the prices at which the QES Common Stock or the KLXE Common Stock or any other securities would trade at any time, or the prices at which any businesses or assets may actually be sold and are inherently subject to substantial uncertainty.
No company or transaction used in the analyses summarized above is identical or directly comparable to QES, KLXE or the transactions contemplated by the Merger Agreement. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.
The merger consideration pursuant to the Merger Agreement was determined by QES and KLXE through arm’s-length negotiations between QES and KLXE and was approved by the QES Board. TPH provided advice to QES during these negotiations. TPH did not, however, recommend any specific merger consideration to QES or the QES Board or opine that the merger consideration constituted the only appropriate consideration for the merger. The opinion of TPH and its presentation to the QES Board was one of many factors taken into consideration by the QES Board in deciding to consider, approve and declare the advisability of the merger agreement and the transactions contemplated thereby. Consequently, the analyses described above should not be viewed as determinative of the opinion of the QES Board with respect to the merger consideration pursuant to the Merger Agreement or of whether the QES Board would have been willing to agree to a different merger consideration.
Board of Directors
Following the Effective Time, the KLXE Board will consist of nine directors, comprised of:
•
five KLXE Designees, consisting of John T. Collins, who will serve as Non-Executive Chairman, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq.; and

•
four QES Designees, consisting of Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo.

The parties intend that the KLXE Board represent an appropriate mix of relevant experience, qualifications and attributes. At least four of the KLXE Designees and at least one of the QES Designees will meet the independence standards of Nasdaq as may be applicable with respect to KLXE as of the Effective Time.
Pursuant to KLXE’s amended and restated certificate of incorporation, the KLXE Board is divided into three classes, each as nearly equal in number as possible, so that each director (in certain circumstances after a transitional period) will serve for three years, with one class of directors being elected each year. Two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting (Class III), two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting (Class I) and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting (Class II). Following the Effective Time, Gunnar Eliassen, Richard G. Hamermesh and John T. Whates, Esq., will serve as Class I Directors, John T. Collins, Dag Skindlo and Stephen M. Ward, Jr., will serve as Class II Directors and Dalton Boutté, Jr., Thomas P. McCaffrey and Corbin J. Robertson, Jr., will serve as Class III Directors.
The Merger Agreement provides that KLXE will have, in addition to other committees, the KLXE Integration Committee, which will be charged with overseeing the integration of the combined company following the Effective Time. The KLXE Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.
Chairman of the Board of Directors
John T. Collins, Chairman of the KLXE Board, will serve as the chairman of the KLXE Board following the Effective Time.
Committees of the Board of Directors
Following the Effective Time, the KLXE Board will include four committees: the audit committee, the compensation committee, the integration committee and the nominating and corporate governance committee. Pursuant to the Merger Agreement, at the Effective Time, (i) a KLXE Designee will serve as Chairman of the KLXE Audit Committee, (ii) a QES Designee will serve as Chairman of the KLXE Compensation Committee, (iii) a KLXE Designee will serve as Chairman of the KLXE Nominating and Corporate Governance Committee and (iv) and Thomas P. McCaffrey will serve as Chairman of the KLXE Integration Committee.

Management
KLXE will take all actions necessary to cause, effective as of the Effective Time, (i) Christopher J. Baker, the president and chief executive officer of QES, to be appointed to serve as president and chief executive officer of KLXE and (ii) Keefer M. Lehner, Executive Vice President and Chief Financial Officer of QES to be appointed to serve as Executive Vice President and Chief Financial Officer of KLXE.
Interests of KLXE’s Directors and Executive Officers in the Merger
In considering the recommendation of the KLXE Board with respect to the KLXE Share Issuance Proposal, KLXE stockholders should be aware of the benefits available to KLXE’s directors and executive officers in connection with the merger. These individuals have certain interests in the merger that may be different from, or in addition to, the interests of KLXE stockholders generally. The KLXE Board was aware of these interests and considered them, among other matters, in making the recommendations included in this joint proxy statement/prospectus.
Treatment of KLXE Restricted Stock Awards
KLXE’s directors and executive officers hold shares of KLXE restricted stock. Each KLXE non-employee director’s restricted stock awards that are outstanding immediately prior to the Effective Time will become fully vested, as will restricted stock awards held as of immediately prior to the Effective Time by KLXE’s executive officers and certain other KLXE employees whose employment is terminated in connection with the merger. All other KLXE equity awards will remain in effect in accordance with their terms and will not be affected by the merger.
McCaffrey Employment Agreement and Restricted Stock Award Agreement
Effective May 1, 2020, the KLXE Board appointed Mr. McCaffrey to the position of President, Chief Executive Officer and Chief Financial Officer. Mr. McCaffrey and KLXE entered into a new employment agreement, dated April 19, 2020, which became effective on May 1, 2020. Pursuant to the employment agreement, Mr. McCaffrey will receive an annual base salary of $500,000, with a target bonus opportunity equal to 100% of such annual base salary.
The Merger Agreement provides that Mr. McCaffrey’s employment will be terminated at the Effective Time. Upon such termination, pursuant to Mr. McCaffrey’s employment agreement Mr. McCaffrey will receive a lump-sum payment representing two times the sum of his annual base salary and target bonus, as indicated below in the “Merger-Related Compensation Table.” In addition, pursuant to his restricted stock award agreement, the vesting of his 496,468 outstanding restricted shares will be fully accelerated.
Floyd Employment Agreement
It is contemplated that Ms. Floyd’s employment will be terminated at the Effective Time. Upon such termination, pursuant to Ms. Floyd’s employment agreement with KLXE, dated October 9, 2018, (i) the vesting of Ms. Floyd’s 52,137 outstanding restricted shares will be fully accelerated and (ii) Ms. Floyd will receive (A) a lump-sum severance payment equal to the sum of (i) a prorated portion of 60% of her base salary, (ii) her base salary for the remainder of the term of employment under the employment agreement, and (iii) two times her annual target bonus, and (B) continued participation for 18 months following termination in KLXE’s medical, dental and health benefit plans available to KLXE’s executive officers on similar terms and conditions as active executives. In addition, following her termination, Ms. Floyd will be eligible to participate in KLXE’s Executive Retiree Medical and Dental Plan (the “Retiree Medical Plan”) and the Medical Care Reimbursement Plan for Executives of KLXE (the “Medical Care Reimbursement Plan”).
2020 Annual Bonuses
KLXE executive officers and other eligible employees are eligible to receive annual bonuses, if earned, in respect of the period from May 1, 2020 to December 31, 2020, to be determined by the KLXE Compensation Committee.

2018 Deferred Compensation Plan
KLXE sponsors the KLXE 2018 Deferred Compensation Plan (the “Deferred Compensation Plan”), which is a nonqualified deferred compensation plan pursuant to which certain senior executives of KLXE are eligible to defer a portion of their base salaries and cash bonuses. The consummation of the merger will constitute a “change in control” of KLXE under the Deferred Compensation Plan. As a result, each Deferred Compensation Plan participant will become 100% vested in his or her account balance as of the consummation of the merger and such accounts will be distributed shortly following the merger. The value of the accelerated amounts in respect of the accounts of certain executive officers in the plan, assuming the Effective Time occurs on June 25, 2020, which is the latest practicable date prior to the date of this joint proxy statement/prospectus, is included in the table contained below in “— Summary of Potential Transaction Payments to Directors and Executive Officers of KLXE” beginning on page 128 of this joint proxy statement/prospectus.
Cash Payments to Certain Directors
On June 23, 2020, the KLXE Board approved cash payments to Messrs. Ward, Jr. and Whates, Esq. for their service as committee chairmen during the period from May 1 through the consummation of the merger equal to a prorated portion of a $20,000 annual amount.
Positions Following the Consummation of the Merger
Following the consummation of the merger, John T. Collins, Richard G. Hamermesh, Thomas P. McCaffrey, Stephen M. Ward, Jr., and John T. Whates, Esq. will continue as directors of KLXE. Mr. Collins will be entitled to the compensation set forth in his non-executive chairman letter agreement with KLXE and each other director of KLXE will be entitled to the compensation that will be payable to non-employee directors of KLXE following the merger. In addition, Mr. McCaffrey will be Chairman of the Integration Committee of the KLXE Board following the consummation of the merger.
Summary of Potential Transaction Payments to Directors and Executive Officers of KLXE
The following table indicates the dollar amounts potentially payable to KLXE’s directors and executive officers under the compensation arrangements described above upon the Effective Time, assuming (i) the Effective Time occurs on June 25, 2020, which is the latest practicable date prior to the date of this joint proxy statement/prospectus, (ii) a price of $1.24 per share of KLXE Common Stock, which is the average closing market price of a share of KLXE Common Stock on Nasdaq over the first five business days following the first public announcement of the transaction and (iii) in the case of each executive officer other than Mr. Khoury, termination of employment without cause as of such date.
Potential Merger-Related Compensation Table
	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Total
Executive Officers
Amin J. Khoury Former Chairman, Chief Executive Officer and President	$—	$—	$—	$—	$—
Thomas P. McCaffrey CEO, CFO and President	$2,000,000	$615,620	$—	$—	$2,615,620
Heather M. Floyd Vice President – Finance and Corporate Controller	$1,163,989	$64,650	$63,643	$54,000	$1,346,282
All other executive officers as a group (1 individual)	$464,435	$26,883	$16,322	$36,000	$543,640

	Cash(1)	Equity(2)	Pension/ NQDC(3)	Perquisites/ Benefits(4)	Total
Non-Employee Directors
John T. Collins	$—	$28,293	$—	$—	$28,293
Richard G. Hamermesh	$—	$28,293	$—	$—	$28,293
Benjamin A. Hardesty	$—	$25,463	$—	$—	$25,463
Stephen M. Ward, Jr.	$3,068	$25,463	$—	$—	$28,531
Theodore L. Weise	$—	$25,463	$—	$—	$25,463
John T. Whates, Esq.	$3,068	$25,463	$—	$—	$28,531

(1)
Amounts in this column for Mr. McCaffrey, Ms. Floyd and all other executive officers as a group (1 individual) represent the value of the potential cash severance payments payable upon a qualifying termination of employment upon the Effective Time pursuant to the applicable individual’s employment agreement. Amounts in this column for Messrs. Ward, Jr. and Whates, Esq. represent cash payments approved by the KLXE Board for their service as committee chairmen during the period from May 1 through June 25.

(2)
Amounts in this column represent the value attributable to the full accelerated vesting of the applicable individual’s unvested KLXE restricted shares upon the Effective Time.

(3)
Amounts in this column represent the value attributable to the full accelerated vesting of company contributions for the applicable individual under the Deferred Compensation Plan upon the Effective Time. In addition, upon the Effective Time, Ms. Floyd and all other executive officers as a group (1 individual) will receive payment of their account balances in amounts equal to $147,322 and $42,024, respectively, which represents the sum of the applicable individual’s amount in this column and previously vested amount under the Deferred Compensation Plan upon the Effective Time.

(4)
Amounts in this column represent the estimated value of non-cash severance benefits to be provided upon a qualifying termination of employment in connection with the merger pursuant to the applicable individual’s employment agreement, in the form of continued participation in KLXE’s medical, dental, and health benefit plans. In addition, certain executive officers will be eligible to participate in the Retiree Medical Plan and the Medical Care Reimbursement Plan following a termination of employment, the value of which is not readily quantifiable and therefore has not been included in this column.

Related Party Transactions
Information about certain related party transactions with Messrs. Khoury, McCaffrey and Gary J. Roberts, former Vice President and General Manager of KLXE, and with KLX, is set forth in KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, and KLXE’s Annual Report on Form 10-K/A for the fiscal year ended January 31, 2020, which are each incorporated herein and attached as Annex I and J, respectively, to this joint proxy statement/prospectus.
Interests of QES’s Directors and Executive Officers in the Merger
In considering the recommendations of the QES Board, QES stockholders should be aware that QES’s directors and executive officers have interests in the merger, including financial interests, which may be different from or in addition to the interests of the other QES stockholders generally. These interests include, among other things, the impact of the merger on the outstanding equity awards held by QES non-employee directors and executive officers, positions as officers and/or directors of the combined company upon completion of the merger and the provision of indemnification and insurance arrangements that will survive completion of the merger pursuant to the Merger Agreement, as described in further detail below.
Treatment of QES Equity Awards
QES’s non-employee directors and executive officers hold QES restricted stock unit awards and QES’s executive officers hold QES phantom unit awards, each of which will be treated in accordance with the manner prescribed in the Merger Agreement, as described in “The Merger Agreement — Treatment of QES Equity Awards.” In accordance with the terms of the underlying award agreements, QES RSUs and QES PSUs held by QES’s executive officers are subject to accelerated vesting upon a termination of employment without cause or resignation for good reason occurring during the period beginning six months prior to, and ending one year after, the consummation of the merger.
Positions Following the Consummation of the Merger
Pursuant to the Merger Agreement, effective as of the Effective Time, Dalton Boutté, Jr., Gunnar Eliassen, Corbin J. Robertson, Jr., and Dag Skindlo, current members of the QES Board, will join the KLXE Board and will be entitled to the compensation that will be payable to directors of KLXE following the merger. In addition, Dalton Boutté, Jr., will be Chairman of the Compensation Committee of the KLXE Board following the consummation of the merger.
Pursuant to the Merger Agreement, effective as of the Effective Time, (i) Christopher J. Baker, the President and Chief Executive Officer of QES, will be appointed to serve as President and Chief Executive Officer of KLXE and (ii) Keefer M. Lehner, Executive Vice President and Chief Financial Officer of QES will be appointed to serve as Executive Vice President and Chief Financial Officer of KLXE.
Employment Agreements with KLXE
Each of QES’s executive officers entered into employment agreements with KLXE on May 3, 2020, effective as of the Effective Time, on substantially similar terms as their current employment agreements with QES. Each employment agreement generally provides for a three-year term beginning at the Effective Time, with automatic renewals for successive one-year periods thereafter. Each employment agreement generally outlines the executive officer’s duties and positions and provides for (i) an annualized base salary, (ii) a target annual bonus equal to 100% of base salary for Mr. Baker, 75% for Mr. Lehner and 75% for Mr. Bouthillette, (iii) eligibility to participate in any equity compensation arrangements or plans offered to senior executives, (iv) an automobile allowance of $1,200 per month, and (v) entitlement to benefits made generally available by KLXE to other senior executives. Under the new employment agreements, Mr. Baker will be the President and Chief Executive Officer of KLXE, Mr. Lehner will be the Executive Vice President and Chief Financial Officer of KLXE, and Mr. Bouthillette will be the Executive Vice President, General Counsel and Chief Compliance Officer of KLXE.
Each employment agreement provides for the following benefits upon a termination of the executive officer’s employment by KLXE without cause, resignation by the executive officer for good reason, or due to disability: (i) the pro-rata value through the date of termination of the executive’s target bonus for the year in which the termination occurs, (ii) a lump sum payment equal to (A) for Mr. Baker, two times Mr. Baker’s base salary or (B) for Messrs. Lehner and Bouthillette, one and one-half times the executive officer’s base salary, (iii) an amount equal to (A) for Mr. Baker, two times Mr. Baker’s target bonus for the year in which the termination occurs or (B) for Messrs. Lehner and Bouthillette, one and one-half times the executive officer’s target bonus for the year in which the termination occurs, and (iv) for a period of 18 months following such termination, reimbursement of premiums paid by the executive pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 to continue coverage in KLXE’s health, dental and vision insurance plans in which the executive and/or his dependents participated immediately prior to the termination (the “COBRA Premium”).
Under each employment agreement, if the executive officer’s employment is terminated for good reason or without cause within 12 months of a change in control, which includes the consummation of the merger, then in lieu of the severance benefits described in the preceding paragraph, the executive officer will be entitled to receive: (i) the pro-rata value through the date of termination of the executive’s target bonus for the year in which the termination occurs, (ii) a lump sum payment equal to (A) for Mr. Baker, two and one-half times Mr. Baker’s base salary or (B) for Messrs. Lehner and Bouthillette, two times the executive officer’s base salary, (iii) an amount equal to (A) for Mr. Baker, two and one-half times Mr. Baker’s target bonus for the year in which the termination occurs or (B) for Messrs. Lehner and Bouthillette, two times the executive officer’s target bonus for the year in which the termination occurs, and (iv) for a period of 18 months following such termination, reimbursement of the COBRA Premium.

The employment agreements also contain certain restrictive covenants, including provisions that generally prohibit an executive officer from competing with KLXE and its affiliates or soliciting clients, executives, officers, directors or other employees of KLXE and its affiliates. These restrictions generally apply during the term of the executive officer’s employment and for a period of one year following the termination of such employment.
The employment agreements do not provide a tax gross-up provision for federal excise taxes that may be imposed under Section 4999 of the Code. Instead, if the payments and benefits provided to an executive officer constitute “parachute payments” within the meaning of Section 280G of the Code and are subject to the excise tax imposed by Section 4999 of the Code, then the payments and benefits will be either (i) delivered in full or (ii) delivered to such lesser extent as would result in no portion of such amounts being subject to such excise tax, whichever alternative produces the best net after tax position for the executive officer.
2020 Annual Bonuses
In the event the Effective Time occurs prior to QES paying annual bonuses for 2020, pro-rated annual bonuses for the period from January 1, 2020 to April 30, 2020 will be paid to QES’s executive officers in the following amounts: $101,296 for Mr. Baker, $60,778 for Mr. Lehner and $53,181 for Mr. Bouthillette. QES’s executive officers will also be eligible to receive annual bonuses, if earned, in respect of the period from May 1, 2020 to December 31, 2020, to be determined by the KLXE Compensation Committee.
Indemnification & Insurance Arrangements
Pursuant to the Merger Agreement, directors and officers of QES also have rights to exculpation, indemnification, advancement of expenses and directors’ and officers’ liability insurance arrangements that will survive completion of the merger. Please see “— Indemnification and Insurance” for further information about such arrangements.
The members of the QES Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement, in approving the Merger Agreement and in determining to recommend that QES stockholders approve the QES Merger Proposal.
Summary of Potential Transaction Payments to Directors and Executive Officers of QES
As described above, at the Effective Time, (i) QES’s executive officers will receive a pro-rata portion of their 2020 annual bonuses for the period ending on April 30, 2020 and QES phantom units held by the executive officers will fully vest and (ii) QES RSUs held by QES’s non-employee directors will fully vest.
The following table indicates the dollar amounts payable to QES’s non-employee directors and executive officers under the compensation arrangements described above upon the Effective Time, assuming (i) the Effective Time occurs on July 1, 2020, which is the latest practicable date prior to the date of this joint proxy statement/prospectus, and (ii) a price of $1.24 per share of KLXE Common Stock, which is the average closing market price of a share of KLXE Common Stock on Nasdaq over the first five business days following the first public announcement of the transaction. In addition, as required by the applicable securities laws, the following table indicates the dollar amount that would be payable to QES’s executive officers pursuant to certain enhanced severance protections that are in effect during the period beginning on the consummation of the merger and ending twelve months thereafter assuming a termination of employment without cause immediately following the Effective Time. There is no expectation however at this time that the employment of such executive officers will be terminated or that the severance amounts shown below will be paid.

Potential Merger-Related Compensation Table
	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total
Executive Officers
Christopher J. Baker President and Chief Executive Officer	$2,685,995	$452,574	$24,687	$3,163,256
Keefer M. Lehner Executive Vice President and Chief Financial Officer	$1,511,598	$357,765	$6,858	$1,876,221
Max L. Bouthillette Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	$1,322,648	$241,774	$25,164	$1,589,586
Non-Employee Directors
Corbin J. Robertson, Jr.	$—	$23,102	$—	$23,102
Dag Skindlo	$—	$23,102	$—	$23,102
Gunnar Eliassen	$—	$23,102	$—	$23,102
Rocky L. Duckworth	$—	$23,102	$—	$23,102
Dalton Boutté, Jr.	$—	$23,102	$—	$23,102
Bobby S. Shackouls	$—	$23,102	$—	$23,102

(1)
Amounts in this column represent the value of the potential cash severance payments, which include 200% of the sum of base salary and target bonus (250% for the CEO), plus the pro-rata portion of the individual’s target bonus for the period between May 1, 2020 and July 1, 2020, assuming a qualifying termination of employment occurs upon the Effective Time pursuant to the applicable individual’s employment agreement. Amounts in this column also include each individual’s actual pro-rated annual bonus for the period from January 1, 2020 to April 30, 2020, to be paid upon the consummation of the merger if 2020 annual bonuses have not been paid as of such time.

(2)
Amounts in this column represent the value attributable to accelerated vesting of (i) the QES phantom unit awards held by QES’s executive officers and (ii) the QES RSUs held by directors of QES upon the Effective Time. Amounts in this column also include the value attributable to accelerated vesting of QES’s executive officers’ Converted RSUs and Converted PSUs assuming a termination of employment without cause occurs on July 1, 2020. QES RSUs and QES PSUs held by each of QES’s executive officers will not vest solely due to the consummation of the merger and will be treated in accordance with the manner prescribed in the Merger Agreement, as described in “The Merger Agreement — Treatment of QES Equity Awards.”

(3)
Amounts in this column represent the value of COBRA Premiums for 18 months post-termination, based on the current level of such benefits and provided pursuant to the applicable individual’s employment agreement, assuming a qualifying termination of employment occurs upon the Effective Time.

Registration Rights Agreement with KLXE
Pursuant to the Registration Rights Agreement, effective as of the Effective Time, the QES Principal Stockholders will have certain shelf, demand registration and piggyback rights relating to the shares of KLXE Common Stock to be issued as the merger consideration. These rights are substantially similar to existing rights the QES Principal Stockholders have under an existing registration rights agreement with QES. Mr. Robertson, the current Chairman of the QES Board, is an affiliate of Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P., each of which is party to the Registration Rights Agreement as a QES Principal Stockholder. For a more complete discussion of the Registration Rights Agreement and the security ownership of the QES Principal Stockholders and Mr. Robertson, please see “The Merger Agreement — Registration Rights Agreement” and “Certain Beneficial Owners of QES Common Stock.”

Related Party Transactions
Information about certain related party transactions with affiliates of certain directors of QES is set forth in QES’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2020, which Definitive Proxy Statement is incorporated herein and attached as Annex Q to this joint proxy statement/prospectus.
Indemnification and Insurance
The Merger Agreement provides that all rights to exculpation, indemnification and advancement of expenses now existing for current or former directors, officers or employees of QES or its subsidiaries will survive the Merger and continue in full force and effect. For a period of six years from the Effective Time, KLXE and QES will maintain the exculpation, indemnification and advancement of expenses provisions of QES’s and any of its subsidiaries’ organization documents in effect immediately prior to the Effective Time or any indemnification agreements of QES or its subsidiaries with their respective directors, officers or employees in effect immediately prior to the Effective Time, and will not amend, repeal or adversely modify any rights under such agreements of any individuals who immediately prior to the Effective Time were current or former directors, officers or employees of QES or its subsidiaries.
From and after the Effective Time, KLXE will assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and will cause QES and its subsidiaries to honor and perform, its indemnification covenants without limit as to time. After the Effective Time, each of KLXE and QES will indemnify and hold harmless to the fullest extent under applicable law the present and former officers, directors, employees and agents (the “Indemnified Parties”) of QES and subsidiaries in such capacities, against any losses, damages, expenses or liabilities resulting from any claim, liability, loss, damage, cost or expense asserted against or incurred by an Indemnified Party based on the fact that such Indemnified Party is or was a director, officer, employee or agent of QES or its subsidiaries and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time. KLXE will pay reasonable expenses, including reasonable attorneys’ fees, incurred by an Indemnified Party in enforcing the indemnity. These rights of each Indemnified Party are in addition to any other rights such Indemnified Party may have under the organization documents of QES or its subsidiaries, any other indemnification agreement, the DGCL or otherwise, and such provisions survive the consummation of the merger.
For a period of six years from the Effective Time, KLXE will maintain QES’s and its subsidiaries’ existing directors’ and officers’ liability insurance and fiduciary liability insurance policies which are in effect at the Effective Time with respect to matters arising on or before the Effective Time; provided that in no event will KLXE be required to pay annual premiums in excess of 300% or a single up-front payment in excess of 600% of the last annual premium paid by QES prior to the date of the Merger Agreement for the same coverage, but in such case will purchase as much coverage as reasonably practicable for such amount.
The indemnification, exculpation and insurance provisions in the Merger Agreement are intended to be for the benefit of, and from and after the Effective Time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the Merger Agreement, who will be third-party beneficiaries of such provisions.
Dividend Policy
KLXE does not currently intend to pay dividends. The KLXE Board will establish the combined company’s dividend policy based on the combined company’s financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that the KLXE Board considers relevant. The terms of the combined company’s debt agreements will contain restrictions on its ability to pay dividends. The terms of agreements governing debt that the combined company may incur in the future may also limit or prohibit dividend payments. Accordingly, KLXE cannot assure you that it will either pay dividends in the future or continue to pay any dividend that it may commence in the future.
Regulatory Matters
KLXE and QES are not aware of any material U.S. federal, state or foreign regulatory requirements or approvals that are required for the completion of the merger, other than the filing of a Certificate of Merger with respect to the merger with, and the acceptance of such Certificate of Merger by, the Secretary of State of the State of Delaware.
No Appraisal Rights
Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the transaction. Under the DGCL, stockholders do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (i) shares of stock of the surviving or resulting corporation, (ii) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or (iv) any combination of the foregoing.
Because the merger is of QES with and into a subsidiary of KLXE and holders of KLXE Common Stock will continue to hold their shares following completion of the merger (subject to adjustment in connection with the reverse stock split if effectuated), holders of KLXE Common Stock are not entitled to appraisal rights in the merger. Furthermore, holders of KLXE Common Stock are not entitled to appraisal rights with respect to the proposed reverse stock split.
Because shares of QES Common Stock are listed on the NYSE, a national securities exchange, and because QES stockholders are not required by the terms of the Merger Agreement to accept for their shares anything other than shares of KLXE Common Stock, which are listed on Nasdaq, and cash in lieu of fractional shares, holders of QES Common Stock will not be entitled to appraisal rights in the merger.
Accounting Treatment
KLXE and QES prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting, with KLXE being treated as the accounting acquirer. In identifying KLXE as the acquiring entity for accounting purposes, KLXE and QES took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of KLXE Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the Effective Time, the intended corporate governance structure of KLXE following the Effective Time, the intended senior management of KLXE following the Effective Time, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that KLXE is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
Legal Proceedings Regarding the Merger
On June 9, 2020, a putative class action was filed by a purported KLXE stockholder in the United States District Court for the District of Delaware, captioned Eric Sabatini v. KLX Energy Services Holdings, Inc., et. al. (the “Sabatini Complaint”). On June 18, 2020, an individual action was filed by a purported KLXE stockholder in the United States District Court for the Southern District of New York, captioned Joey Zurchin v. KLX Energy Services Holdings, Inc., et. al. (the “Zurchin Complaint”). On June 24, 2020 an individual action was filed by a purported KLXE stockholder in the United States District Court for the District of Colorado, captioned David Cajiuat v. KLX Energy Services Holdings, Inc., et. al. (the “Cajiuat Complaint” and, together with the Sabatini Complaint and the Zurchin Complaint, the “KLXE Complaints”). The plaintiff in the Sabatini Complaint purports to bring the litigation as a securities class action on behalf of the public stockholders of KLXE. The Sabatini Complaint names as defendants KLXE, the KLXE Board, certain of KLXE’s subsidiaries and QES; the Zurchin complaint names as defendants KLXE and the KLXE Board; and the Cajiuat complaint names as defendants KLXE and the KLXE Board. The KLXE Complaints allege violations of Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, QES and KLXE’s subsidiaries named as defendants, the control person provisions of the Exchange Act. The Zurchin Complaint also alleges, in the case of the individual defendants, breach of the duty of candor/disclosure under state law. The KLXE Complaints allege that this registration statement on Form S-4, originally filed on June 2, 2020, omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the KLXE Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020, omits details with respect to information regarding KLXE’s and QES’s financial projections, the analyses performed by Goldman Sachs, in the case of the Sabatini Complaint, any prior work performed by Goldman Sachs for QES and, in the case of the Cajiuat Complaint, the sales process leading up to the proposed merger. The KLXE Complaints seek to enjoin the defendants from proceeding with the proposed merger, awards of the plaintiffs’ costs of the action, including attorneys’ and experts’ fees, and such other and further relief as the court may deem just and proper. In addition, each of the Sabatini Complaint and the Cajiuat Complaint seek rescission of the merger or rescissory damages if the merger is consummated and a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act and Rule 14a-9, and the Sabatini Complaint seeks an order directing the defendants to disseminate a registration statement that is free from material misstatement and omissions.
On June 12, 2020, an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York, captioned Charles Matey v. Quintana Energy Services Inc., et. al. (the “Matey Complaint”). On June 19, 2020 an action was filed by a purported QES stockholder in the United States District Court for the Southern District of New York captioned Matthew Wilking v. Quintana Energy Services Inc., et. al. (the “Wilking Complaint” and, together with the Matey Complaint, the “QES Complaints”).The QES Complaints name as defendants QES and the QES Board. The QES Complaints allege violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, as well as, in the case of the individual defendants, the control person provisions of the Exchange Act. The QES Complaints allege that this registration statement on Form S-4 misrepresents or omits material information with respect to the proposed merger, which renders the registration statement false and misleading. In particular, the QES Complaints allege, among other things, that this registration statement on Form S-4, originally filed on June 2, 2020: (a) contained material misrepresentations and omissions regarding QES’s financial projections, TPH’s opinion, and, in the case of the Matey Complaint, Goldman Sachs’ opinion; and (b) failed to disclose, in the case of the Matey Complaint, the consideration that QES provided to Company A for entering into the exclusivity agreement executed on or about March 3, 2020 and, in the case of the Wilking Complaint, whether QES entered into a confidentiality agreement with Company A, and whether any such confidentiality agreement included a standstill provision. The QES Complaints seek to enjoin the defendants from proceeding with the proposed merger, an order directing the defendants to disseminate an amendment to the registration statement that is free from material misstatement and omissions, in the case of the Matey Complaint, unspecified damages, an award of the plaintiff’s costs of the action, including attorneys’ and experts’ fees, and such other and further relief as the court may deem just and proper.
KLXE, the KLXE Board, QES and the QES Board believe the claims are meritless, but cannot currently predict the outcome of or reasonably estimate the possible loss or range of loss from these lawsuits.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A and incorporated by reference into this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is only intended to provide you with information regarding the terms of the Merger Agreement. Neither KLXE nor QES intends that the Merger Agreement will be a source of business or operational information about KLXE or QES. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings KLXE and QES make with the SEC, as described in “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about KLXE and QES contained in this joint proxy statement/prospectus or in the public reports of KLXE and QES filed with the SEC may supplement, update or modify the factual disclosures about KLXE and QES contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by KLXE and QES were qualified and subject to important limitations agreed to by KLXE and QES in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, and were not intended by the parties to the Merger Agreement to be a characterization of the actual state of facts or condition of KLXE and QES, except as expressly stated in the Merger Agreement. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that KLXE and QES each delivered in connection with the Merger Agreement, which disclosures were not reflected in the Merger Agreement itself. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this joint proxy statement/prospectus or in the respective public filings made by KLXE and QES with the SEC.
Additional information about KLXE and QES may be found elsewhere in this joint proxy statement/prospectus and in the public filings KLXE and QES make with the SEC. Please see “Where You Can Find More Information.”
Structure of the Merger
The Merger Agreement provides for the merger of Merger Sub with and into QES. At the Effective Time, and as a result of the merger, the separate existence of Merger Sub will cease, and QES will continue its existence under the laws of the State of Delaware as the surviving corporation and become an indirect wholly owned subsidiary of KLXE.
Completion and Effectiveness of the Merger
The closing of the merger is expected to take place on the third business day following the satisfaction or waiver (to the extent permitted by applicable law) of the conditions for completion of the merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied by action taken at the closing, but subject to the satisfaction or waiver of such conditions) in accordance with the Merger Agreement or on such other date as KLXE and QES may mutually agree in writing.
On the date of the closing, QES and Merger Sub will cause a certificate of merger relating to the merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The merger will become effective at the time when the certificate of merger has been duly filed with and accepted by the Secretary of State of the State of Delaware or at such later date and time as may be agreed by KLXE and QES in writing and specified in the certificate of merger in accordance with the relevant provisions of the DGCL.
Merger Consideration
At the Effective Time, by virtue of the merger and without any action on the part of the parties or any holder thereof, each share of QES Common Stock issued and outstanding immediately prior to the Effective Time (other than QES Cancelled Shares) will be converted into the right to receive the merger consideration. The merger consideration will consist of 0.4844 shares of KLXE Common Stock for each share of QES Common stock owned by a QES shareholder, subject to adjustment in the event that the reverse stock split is effectuated prior to the Effective Time.
At the Effective Time, each share of QES Common Stock owned or held directly or indirectly by QES, KLXE or Merger Sub or any of their respective Subsidiaries (the “QES Cancelled Shares”) will, as a result of the merger and without any action on the part of the holder of QES Common Stock, be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.
KLXE will not issue any shares representing fractional shares of KLXE Common Stock in connection with the merger. All fractional shares of KLXE Common Stock that a QES stockholder would be entitled to receive pursuant to the Merger Agreement will be aggregated and such holder will be entitled to receive a cash payment, without interest, in lieu of any such fractional shares, equal to the holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of KLXE Common Stock equal to the excess of (i) the aggregate number of shares of KLXE Common Stock delivered to the Exchange Agent over (ii) the aggregate number of whole shares of KLXE Common Stock distributed to holders of shares. The payment of cash in lieu of issuing fractional shares is not a separately bargained-for consideration, but merely represents a mechanical rounding off to avoid expense and inconvenience otherwise caused by the issuance of fractional shares of KLXE Common Stock.
Treatment of QES Equity Awards
Each outstanding QES phantom unit award will become fully vested and will be cancelled in exchange for an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES phantom unit award and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock, subject to withholding of shares of KLXE Common Stock for applicable income and employment withholding taxes.
Each QES RSU (other than QES RSUs held by any non-employee director of QES), whether vested or unvested, that is outstanding at the Effective Time will be converted into a Converted RSU with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) the number of shares of QES Common Stock subject to such QES RSU immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share of KLXE Common Stock. Each such Converted RSU will be subject to the same terms and conditions, including any vesting requirements and terms of settlement, as were applicable to the converted QES RSU immediately prior to the Effective Time.
Non-employee directors of QES will not receive Converted RSUs. QES RSUs held by non-employee directors of QES at the Effective Time, whether vested or unvested, will instead become fully vested and will be cancelled at the Effective Time and exchanged for shares of KLXE Common Stock using the same conversion ratio as used to determine the number of shares of KLXE Common Stock to which the Converted RSUs will be subject.

Each QES PSU outstanding at the Effective Time, whether vested or unvested, will be converted into a Converted PSU with respect to an aggregate number of shares of KLXE Common Stock equal to the product of (A) (x) in the case of QES PSUs granted prior to 2020, the number of shares of QES Common Stock subject to such QES PSUs, based upon the actual level of performance previously determined by QES’s Compensation Committee in accordance with the applicable QES PSU, rounded up to the nearest whole share, and (y) in the case of QES PSUs granted in 2020, the number of shares of QES Common Stock subject to such QES PSUs, based upon the actual level of performance as of May 1, 2020 (the last trading day for QES Common Stock on the NYSE immediately prior to the date of announcement of the Merger Agreement), with strategic performance goals deemed satisfied at 100% and (B) the Exchange Ratio, rounded up to the nearest whole share. Each such Converted PSU will otherwise be subject to the same terms and conditions, including any vesting requirements and terms of settlement (other than as described below), as were applicable to the converted QES PSU immediately prior to the Effective Time.
The following Converted PSUs will be settled solely in cash at the time such Converted PSUs become fully vested: (i) the portion of Converted PSUs exchanged for QES PSUs granted in 2019 that were determined to have been earned based on discretionary performance goals and (ii) the portion of Converted PSUs exchanged for QES PSUs granted in 2020 that are subject to strategic performance goals.
Any Residual Shares will be converted into the number of shares of KLXE Common Stock equal to the product of the number of such Residual Shares and the Exchange Ratio. It is expected that there will be no Residual Shares.
Governance
The Merger Agreement provides, among other things, as of the Effective Time, the KLXE Board will be comprised of nine directors, consisting of (a) five KLXE Designees and (b) four QES Designees. At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of KLXE, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of KLXE, (iii) John T. Collins, the current Chairman of the KLXE Board, will serve as Non-Executive Chairman of the KLXE Board, (iv) Thomas P. McCaffrey, the current President, Chief Executive Officer and Chief Financial Officer of KLXE and a current member of the KLXE Board, will serve as a director on the KLXE Board and Chairman of the Integration Committee and (v) Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, will resign from the KLXE Board and continue to provide strategic advice to KLXE as a consultant.
The directors shall be allocated to KLXE’s classified board as follows: two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting, two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting. The Chairman of the KLXE Board prior to the Effective Time will serve as the Non-Executive Chairman of the KLXE Board.
KLXE, through the KLXE Board and subject to the fiduciary duties of the KLXE Board to the stockholders of KLXE, shall take all necessary action to nominate each QES Designee for election to the KLXE Board in the proxy statement relating to the first annual meeting of the stockholders of KLXE following the Closing at which the term of the class of directors to which such QES Designee is allocated expires.
Upon closing of the merger, each KLXE Board committee will be composed of an equal number of KLXE Designees and QES Designees. Upon closing of the merger, (i) a KLXE Designee will serve as Chairman of the KLXE Audit Committee, (ii) a QES Designee will serve as Chairman of the KLXE Compensation Committee, (iii) a KLXE Designee will serve as Chairman of the KLXE Nominating and Corporate Governance Committee and (iv) a KLXE Designee will serve as Chairman of the KLXE Integration Committee. Mr. McCaffrey will serve as Chairman of the KLXE Integration Committee.
At the closing, each of QES and KLXE shall deliver to the other party written resignation and release letters, effective as of the closing date, of each of the officers and directors of QES and KLXE, respectively, requested by the other party (in accordance with the Merger Agreement) in writing at least five (5) business days prior to the closing, effectuating his or her resignation from such position as a member of the board of directors (or equivalent governing body), a member of any committee of the board of directors (or equivalent governing body) or as an officer (although not as an employee unless otherwise so required pursuant to the Merger Agreement).
Headquarters
After the Effective Time, the headquarters of KLXE will be located in Houston, Texas.
Exchange of Shares
Exchange Agent
Promptly after the Effective Time, KLXE will deposit or cause to be deposited with the Exchange Agent selected by KLXE (and mutually acceptable to KLXE and QES), for the benefit of the holders of QES Common Stock and QES Equity Awards, the aggregate number of shares of KLXE Common Stock to be issued (or appropriate alternative arrangements shall be made by KLXE if uncertified shares of KLXE Common Stock will be issued) sufficient to deliver the number of shares of KLXE Common Stock required to be delivered pursuant to the terms of the Merger Agreement. Promptly after the Effective Time, KLXE will also make available to the Exchange Agent, from time to time as needed, cash sufficient to pay dividends and other distributions, if applicable.
Exchange Procedures
With respect to certificates formerly representing shares of QES Common Stock, as promptly as reasonably practicable (but in any event within 10 business days) after the Effective Time, KLXE will cause the Exchange Agent to mail to each holder of record of each such certificate:
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a letter of transmittal in customary form; and

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instructions for surrendering such certificate in exchange for the aggregate merger consideration payable in respect thereof to the Exchange Agent.

Upon surrender to the Exchange Agent of such certificate, together with a duly executed and completed letter of transmittal and such other documents as may reasonably be required pursuant to such instructions, the holder of such certificate will be entitled to receive (i) the number of whole shares of KLXE Common Stock, if any, that such holder is entitled to receive in non-certificated book-entry form in the name of such record holder unless a physical certificate is requested and (ii) a payment by cash or check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) that such holder has the right to receive pursuant to the Merger Agreement. Any certificate so surrendered will be cancelled by the Exchange Agent.
No interest will be paid or accrued on any amount payable for shares of QES Common Stock pursuant to the Merger Agreement.
After the Effective Time, there will be no transfers on the stock transfer books of QES of the shares of QES Common Stock that were outstanding immediately prior to the Effective Time. After the Effective Time, the holders of certificates formerly representing shares of QES Common Stock will cease to have any rights with respect to such shares of QES Common Stock except as otherwise provided in the Merger Agreement or by applicable law. If, after the Effective Time, certificates are presented to QES or the Exchange Agent for any reason, they will be cancelled and exchanged as provided in the Merger Agreement.
Termination of the Exchange Fund
Any portion of the exchange fund (including the proceeds of any investments thereof) that remains unclaimed as of the date that is six months after the Effective Time will be delivered to KLXE. Any holder of shares of QES Common Stock who has not by that point complied with the terms of the exchange procedures in the Merger Agreement may thereafter look only to KLXE for delivery of the merger consideration, any cash in lieu of fractional shares of KLXE Common Stock and any dividends or distributions that such holder has the right to receive pursuant to the Merger Agreement.
Neither KLXE nor QES will be liable to any person for any shares of KLXE Common Stock (or dividends or distributions with respect thereto) or cash from the exchange fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any shares of QES Common Stock have not been surrendered prior to two years after the Effective Time (or immediately prior to such earlier date on which any cash or shares of KLXE Common Stock (or any dividends or other distributions with respect thereto) would otherwise escheat to or become the property of any governmental entity), any cash or shares of KLXE Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such shares of QES Common Stock will, to the extent permitted by applicable law, become the property of KLXE, free and clear of all claims or interest of any person previously entitled thereto.
Withholding Rights
Each of KLXE, QES, Merger Sub and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of shares of QES Common Stock and QES equity awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state or local law.
Adjustments to Exchange Ratio
If at any time during the period between the date of the Merger Agreement and immediately prior to the Effective Time, any change in the outstanding shares of capital stock of KLXE or QES occurs as a result of any reclassification, stock split (including the reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio, the merger consideration and any other similarly dependent items shall be equitably adjusted to provide to KLXE, Merger Sub and the holders of QES Common Stock the same economic effect as contemplated by the Merger Agreement prior to such action.
Representations and Warranties
The Merger Agreement contains representations and warranties made by KLXE to QES and by QES to KLXE. Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the party making such representation or warranty). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth on the disclosure schedule delivered to QES by KLXE, in the case of representations and warranties made by KLXE, or to KLXE by QES, in the case of representations and warranties made by QES, as well as the reports of KLXE and QES filed with or furnished to the SEC prior to the date of the Merger Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature).
In the Merger Agreement, each of KLXE and QES have, respectively, made representations and warranties to the other party regarding:
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organization, good standing and qualification to do business;

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subsidiaries;

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capital structure;

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corporate authority and power with respect to the execution, delivery and performance of the Merger Agreement;

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the filings with governmental entities needed in connection with the execution, delivery and performance of the Merger Agreement or the consummation of the merger and the other transactions contemplated by the Merger Agreement;

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the absence of violations of, or conflicts with, such party’s or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the Merger Agreement and the consummation of the merger and the other transactions contemplated by the Merger Agreement;

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SEC filings, financial statements, SEC comments, relationships with auditors and off-balance sheet arrangements;

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Sarbanes-Oxley, internal control over financial reporting, disclosure controls and procedures and officer certifications;

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the absence of undisclosed liabilities;

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compliance with applicable laws and such party’s licenses and permits;

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compliance with applicable environmental laws since December 31, 2015;

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employee benefits matters, including matters related to employee benefit plans;

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the absence of certain material changes and effects since December 31, 2019;

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investigations and litigation;

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accuracy of information supplied;

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tax matters;

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employment and labor matters;

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intellectual property;

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real property;

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title to and interests in, and the operating condition of, such party’s assets;

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top customers and suppliers;

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voting requirements;

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fairness opinions;

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material contracts;

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brokers and finders;

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insurance;

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the absence of related party transactions;

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IT systems, privacy and data security, including compliance with applicable laws regarding data collection and use since December 31, 2018; and

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the absence of other representations and warranties.

In the Merger Agreement, KLXE and Merger Sub have made representations and warranties to QES regarding:
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the lack of ownership of QES Common Stock by KLXE or any of its Subsidiaries;

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the capital structure of Acquiror and Merger Sub;

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the absence of outstanding bonds, debentures, notes or other indebtedness giving holders the right to vote (or which are convertible into securities having the right to vote) with KLXE stockholders on any matter;

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no member of the KLXE Board nor any named executive officer of KLXE owning more than 5% of outstanding bonds, debentures, notes or other indebtedness of KLXE;

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corporate authority of Merger Sub with respect to the execution, delivery and performance of the Merger Agreement by Merger Sub;

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the absence of violations of, or conflicts with, Merger Sub’s organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance by Merger Sub of the Merger Agreement and the consummation of the merger and the other transactions contemplated by the Merger Agreement; and

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the execution of the Merger Agreement and consummation of the transactions will not result in a violation or default with regard to certain specified Credit Agreements.

In the Merger Agreement, QES has made representations and warranties to KLXE regarding:
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the inapplicability to the merger of state takeover statutes and anti-takeover provisions in QES’s organizational documents.

For purposes of the Merger Agreement, a “material adverse effect” means any change, event, development, circumstance, condition, occurrence, effect or combination of the foregoing that is, or would reasonably be expected to be, materially adverse to (i) the business, operations, condition (financial or otherwise) or results of operations of a party and its subsidiaries, taken as a whole, or (ii) the ability of a party to perform or comply with any material obligation under the Merger Agreement or to consummate the transactions in a timely manner; except that for purposes of the foregoing clause (i) only, none of the following, alone or in combination, will be deemed to constitute a material adverse effect, or be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur:
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changes in general economic, financial, credit, capital or securities markets;

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changes in general economic conditions in the industries and markets in which the parties operate;

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any hostilities or acts of war;

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any hurricane, tornado, flood, earthquake or other weather or natural disaster;

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any epidemic, pandemic or disease outbreak, including the COVID-19 virus, or other public health condition or any other force majeure event;

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the announcement or pendency of the Merger Agreement (except that this exception does not apply to the representations and warranties regarding the execution of the Merger Agreement violating organizational documents, contracts or laws);

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changes in market price or trading volume of a party’s common stock (it being agreed that the facts and circumstances giving rise to such change that are not otherwise excluded by this proviso may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

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any failure to meet any financial projections or estimates or forecasts of revenues, earning or other financial metrics for any period (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded by this proviso may be taken into account in determining whether a material adverse effect has occurred or would reasonably be expected to occur);

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any changes in applicable law or regulations;

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any changes in applicable accounting regulations or interpretations thereof; and

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any legal proceedings commenced by or involving current or former members, partners or stockholders of such party arising out of or related to the Merger Agreement.

Notwithstanding the exceptions listed above, with respect to the first, second, third, fourth and fifth exceptions listed, such effect will be taken into account in determining whether a material adverse effect has occurred to the extent such effect disproportionately adversely affects such party and its subsidiaries, taken as a whole, compared to other companies and their respective subsidiaries, taken as a whole, of comparable size, operating in the industries in which such party and its subsidiaries operate, but, in such event, only the incremental disproportionate impact of any such effect will be taken into account in determining whether a material adverse effect has occurred.

Covenants
Conduct of Business Prior to the Effective Time
Each of KLXE and QES has agreed as to itself and its subsidiaries that, from and after the date of the Merger Agreement and prior to the earlier of the Effective Time or the termination date (except as approved in writing by the other party (which approval may not be unreasonably withheld or delayed)) except as otherwise expressly contemplated by the Merger Agreement, as required by law, or as set forth in such party’s disclosure schedule, the business of such party and its subsidiaries will be conducted in the ordinary course and, each such party and each of such party’s subsidiaries will use their respective reasonable best efforts to preserve intact their present lines of business, maintain their rights and franchises and preserve their relationships with contractors, customers, licensors, licensees, officers, creditors and suppliers, and maintain their assets and goodwill.
From and after the date of the Merger Agreement each party has agreed to not, and to not permit any of its subsidiaries to:
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authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock, or other securities), other than dividends and distributions by a direct or indirect wholly owned subsidiary;

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adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or enter into a letter of intent or agreement in principle with respect thereto in respect of such party or any of its subsidiaries;

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except for transactions between such party and its wholly owned subsidiaries or among its wholly owned subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof, other than at stated maturity and any required amortization payments;

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make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, except as contemplated by such party’s disclosure schedules or in connection with any transaction solely between such party and its wholly owned subsidiaries or among its wholly owned subsidiaries;

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authorize or make any capital expenditures, other than maintenance expenditures as required to operate in the ordinary course of business which do not in the aggregate exceed $1 million (net of recovery of lost-in-hole expenses from customers) in each of the second, third and fourth quarters of 2020;

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split, combine or reclassify any of its capital stock or issue, authorize or propose the issuance of any other securities, in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned subsidiary of such party which remains a wholly owned subsidiary of such party after consummation of such transaction;

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except in the ordinary course of business consistent with past practice for employees with an annual base salary or wage rate of less than $100,000, (i) increase the compensation or other benefits payable to any employee, (ii) grant or announce any new long-term incentives or equity or equity-based awards or amend or modify the terms of any such outstanding awards, (iii) grant any retention or transaction bonuses, (iv) pay any annual bonuses, (v) increase the severance terms applicable to any employee, (vi) hire or promote any employee with an annual base salary or wage rate of more than $100,000 (other than to replace an employee who has resigned or been terminated and who is reasonably necessary to operate the business in a commercially reasonable manner and such replacement is not provided compensation greater than those provided to the employee being replaced), or (vii) establish, adopt, enter into or amend, commence participation in or terminate any benefit plan;

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enter into any labor agreements;

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waive any restrictive covenant obligation of any employee;

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enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants or make any changes to existing borrowing or lending arrangements for or on behalf of any such persons;

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change financial accounting policies or procedures or any of such party’s methods of reporting income, deductions or other material items for financial accounting purposes, except as required by changes to GAAP, SEC rule or policy or applicable law;

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adopt any change to its organizational documents;

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such party and its wholly owned subsidiaries or among its wholly owned subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest or any of its subsidiaries or any securities convertible into or exchangeable for, or the value of which is based on, any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable equity award (except as otherwise provided by the terms of the Merger Agreement or the express terms of any equity awards outstanding on the date of the Merger Agreement), other than the issuance of shares of common stock in respect of such party’s equity awards outstanding as of the date of the Merger Agreement in accordance with their terms and, as applicable, such party’s stock plans as in effect on the date of the Merger Agreement;

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except for transactions among such party and its wholly owned subsidiaries or among its wholly owned subsidiaries, directly, or indirectly, purchase, redeem or otherwise acquire shares of capital stock of any of them or any rights, warrants or options to acquire any such shares;

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incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise) except (i) accounts payable in the ordinary course of business or (ii) indebtedness among such party and its wholly owned subsidiaries or among its wholly owned subsidiaries; provided that such indebtedness incurred in each of clauses (i)-(ii) does not impose any additional restrictions on such party or its subsidiaries;

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mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other lien other than permitted liens, any of the assets of such party;

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sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a fair market value over $1,000,000 in the aggregate, except (i) in transactions among such party and its wholly owned subsidiaries or among its wholly owned subsidiaries, or (ii) sales of inventory in the ordinary course of business;

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enter into or renew any material contract or contract with a top customer or top supplier, other than, following reasonably prompt notice to the other party, any such contract that is both entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and not otherwise prohibited by the covenants;

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modify or amend in any material respect, terminate or assign, or wave or assign any material rights under any material contract or contract with a top customer or top supplier (it being agreed that any amendment or modification to the amount or terms of payment in a manner adverse to such and its subsidiaries is deemed “material”);

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take any action that would result in such party or any of its subsidiaries becoming subject to any restriction not in existence on the date of the Merger Agreement with respect to the payment of distributions or dividends;

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commence any material claim, action or proceeding, or waive, release, assign, settle or compromise, any claim, action or proceeding (including any investigation), other than with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to be material to such party and its subsidiaries, taken as a whole;

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enter into any agreement, understanding or commitment that materially restrains, limits or impedes, or that would reasonably be expected to impede after the Effective Time, such party to compete with or conduct any business or line of business, including geographic limitations on such party’s or its subsidiaries’ activities;
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(A) make any change (or file any such change) in any method of tax accounting; (B) make, change or rescind any tax election other than in the ordinary course of business; (C) settle or compromise any tax liability or consent to any claim or assessment relating to taxes; (D) file any amended income or other material tax return or claim for refund; (E) enter into any closing agreement to taxes; or (F) waive or extend the statute of limitations in respect of taxes;

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write up, write down or write off the book value of any material assets, other than in the ordinary course of business, except as required by GAAP applied in a manner consistent with such party’s audited financial statements for the most recently completed fiscal year;

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fail to use commercially reasonable efforts to keep in force any insurance policy currently in effect (or any replacement or renewal thereof) providing insurance coverage with respect to such party, its subsidiaries, or its assets;

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enter into any new line of business outside its existing business segments;

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fail to protect, maintain or otherwise keep in force any intellectual property or rights in intellectual property owned by such party or its subsidiaries; or

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agree or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals
Each of KLXE and QES has agreed that neither it nor any of its subsidiaries will, nor any of their respective officers, directors or employees will, and that it will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:
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solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;

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furnish any non-public information regarding such party or any of its subsidiaries to, or afford access to the properties, books and records of such party to, any person, in connection with or in response to an Acquisition Proposal;

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engage or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal;

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approve, endorse or recommend any Acquisition Proposal; or

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enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any other agreement providing for any acquisition transaction, except where the Merger Agreement has been validly terminated.

An “Acquisition Proposal” means any bona fide offer, inquiry, proposal or indication of interest, whether or not in writing, received from a third party relating to any acquisition transaction.
Notwithstanding the restrictions described above, prior to, but not after, the time (i) the affirmative vote of the holders of outstanding KLXE Common Stock representing a majority of the shares constituting a quorum for the approval of the issuance of the KLXE Common Stock as merger consideration (the “KLXE Required Vote”) or (ii) the affirmative vote of a majority of the outstanding shares of QES Common Stock entitled to vote for the approval of the Merger Agreement (the “QES Required Vote”) is obtained, as applicable, in response to an unsolicited, written Acquisition Proposal received after the date of the Merger Agreement that the KLXE Board or the QES Board, as applicable, concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably expected to result in a Superior Offer, KLXE or QES, as applicable, may:
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furnish any non-public information regarding such party or any of its subsidiaries to, or afford access to the properties, books and records of such party to, any person, in connection with or in response to an Acquisition Proposal; or

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engage or participate in any discussions or negotiations with any person with respect to an Acquisition Proposal;

in each case if, and only if, prior to taking any such action, the KLXE Board or the QES Board, as applicable, (i) determines in good faith, after consultation with its outside legal counsel, that failure to take such actions would be reasonably likely to be inconsistent with its directors’ fiduciary duties under applicable law, (ii) such Acquisition Proposal did not result from a breach of the non-solicitation provision, (iii) such party provides notice to the other party within 24 hours of receipt of the Acquisition Proposal, and (iv) such party receives from the person making such Acquisition Proposal an executed confidentiality agreement containing terms that are generally not less restrictive to the person who made such Acquisition Proposal than the terms in a confidentiality agreement with KLXE or QES, as applicable, and which confidentiality agreement does not limit or modify compliance by either of KLXE or QES, as applicable with the non-solicitation provisions.
The board of such party may, at any time prior to receipt of the relevant stockholder approval, make a change in recommendation or terminate the merger under the conditions as outlined below (in “The Merger Agreement — Covenants — Permitted Change of Recommendation — Superior Offer”).
Notice Regarding Acquisition Proposals
Each of KLXE and QES must promptly, and in no event later than 24 hours after its receipt of any Acquisition Proposal, or any request for information relating to such party or any of its subsidiaries in connection with an Acquisition Proposal, advise the other party orally and in writing of such Acquisition Proposal or request (including providing the identity of the person making or submitting such Acquisition Proposal or request, and, (x) if it is in writing, an unredacted copy of such Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary thereof that is made or submitted by any person during the period between the date of the Merger Agreement and the closing). KLXE or QES, as applicable, shall keep the other party informed in all material respects on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than 24 hours following any such change). Each of KLXE and QES also agrees that such party shall promptly provide to the other party any information concerning itself or its subsidiaries provided to any other person in connection with any Acquisition Proposal which was not previously provided (or made available) to the other party.
No Change of Recommendation
Each of KLXE and QES has agreed that, except as otherwise set forth in the Merger Agreement, the KLXE Board or the QES Board, as applicable, including any committee thereof, will not:
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withhold, withdraw or modify (or publicly propose or resolve to withhold, withdraw or modify) the recommendation to the holders of shares of such party’s common stock to vote in favor of the adoption of the Merger Agreement or the approval of the issuance of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement in a manner adverse to KLXE or QES, as applicable; or

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recommend, adopt or approve or publicly propose to recommend, adopt or approve, any Acquisition Proposal (an “Alternative Acquisition Agreement” and any action described in this bullet or the preceding bullet, a “Change of Recommendation”).

Permitted Change of Recommendation — Superior Offer
Prior to, but not after, the time the KLXE Required Vote or the QES Required Vote, as applicable, is obtained, the KLXE Board or the QES Board, as applicable, may effect a Change of Recommendation if, and only if, (i) an unsolicited, written Acquisition Proposal received after the date of the Merger Agreement that did not arise from or in connection with a breach of the obligations set forth in the Merger Agreement is received by a party and is not withdrawn, (ii) the KLXE Board or the QES Board, as applicable, determines in good faith, after consultation with its outside financial advisors that such Acquisition Proposal constitutes a Superior Offer, (iii) following consultation with outside legal counsel, it is determined that failure to consider such Acquisition Proposal would be reasonably likely to be inconsistent with the relevant directors’ fiduciary duties under applicable law, and:
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such party has given the other party written notice of such action and the basis therefor five business days in advance, which notice sets forth in writing that the KLXE Board or the QES Board, as applicable, intends to take such action and complies in form, substance and delivery with the terms of the Merger Agreement (a “Board Recommendation Notice”);

•
after giving such Board Recommendation Notice and prior to making a Change of Recommendation, during such five-day notice period, such party negotiates in good faith with the other party (to the extent the other party wishes to negotiate), to make such revisions to the terms of the Merger Agreement as would cause such Acquisition Proposal to cease to be a Superior Offer; and

•
at the end of the five business day period, prior to and as a condition to making a Change of Recommendation, the KLXE Board or the QES Board, as applicable, takes into account any adjustments or revisions to the terms of the Merger Agreement proposed by the other party and any other information offered by the other party in response to the Board Recommendation Notice, and has determined in good faith after consultation with its outside legal counsel and financial advisors that (i) such Superior Offer would continue to constitute a Superior Offer, if such changes offered by the other party were to be given effect and (ii) failure to pursue such Superior Offer would reasonably be expected to be inconsistent with the relevant directors’ fiduciary duties under applicable law.

Any amendment to the financial terms and any other material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for the purposes of the obligations described above except that references to “five business days” will be deemed to be references to “three business days”.
A “Superior Offer” means a written Acquisition Proposal to acquire at least (A) 50% of the equity securities of such party or (B) 50% or more of the assets of such party and its subsidiaries, taken as a whole (based on the fair market value thereof), in each case on terms that the KLXE Board or the QES Board, as applicable, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is more favorable to the such party’s stockholders than the merger and the transactions contemplated by the Merger Agreement (taking into account any proposal by the other party to amend or modify the terms of the Merger Agreement which are committed to in writing), after taking into account such factors (including timing, likelihood of consummation, legal, financial, regulatory and other aspects of the offer, and the person making the offer) deemed relevant by the KLXE Board or the QES Board, as applicable.
Permitted Change of Recommendation — Intervening Event
Notwithstanding anything in the Merger Agreement, the KLXE Board or the QES Board, as applicable, may effect a Change of Recommendation if an Intervening Event has occurred, and prior to taking such action, the KLXE Board or the QES Board, determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action in response to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, and:
•
such party has given the other party a Board Recommendation Notice five business days in advance, which notice includes a reasonably detailed description of such Intervening Event; and

•
after giving such Board Recommendation Notice and prior to making a Change of Recommendation, such party has considered and, at the reasonable request of the other party, engaged in discussions with the other party regarding, any adjustments proposed in writing by the other party in the terms and conditions of the Merger Agreement, should the other party propose any such adjustments.

An “Intervening Event” means (A) material development or change in circumstances occurring or arising after the date of the Merger Agreement that was neither known to the KLXE Board or QES Board, as applicable, nor reasonably foreseeable at the date of the Agreement (and which change or development does not relate to an Acquisition Proposal), or (B) such party or any of its significant subsidiaries commencing (or there having been commenced against such party or any of its significant subsidiaries), and, in such case, the involuntary claim, action or proceeding has not been dismissed within 40 days any claim, action or proceeding under any applicable laws relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts or seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or any of such party or any of its significant subsidiaries making a general assignment for the benefit of its creditors.
Existing Discussions
Each of KLXE and QES must, and must cause its subsidiaries to, and its and its subsidiaries respective officers, directors and employees to, use its reasonable best efforts to cause its and their respective representatives to, immediately cease and terminate any discussions with any person existing as of the date of the Merger Agreement with respect to any Acquisition Proposal. Each of KLXE and QES must promptly (and in any event within 24 hours) deliver a written notice to each such person providing only that such party is ending all discussions and negotiations with such person with respect to any Acquisition Proposal, or any proposal or transaction that would reasonably be expected to lead to an Acquisition Proposal, which notice must also request the prompt return or destruction of all confidential information concerning such party and any of its subsidiaries, as applicable, that has been furnished to such person by or on behalf of such party or any of its subsidiaries. Each of KLXE and QES will use reasonable best efforts to obtain the return or the destruction of such confidential information, and will promptly terminate all physical and electronic data access previously granted to such persons or its representatives.
KLXE Stockholders’ Meeting
In accordance with applicable law and its organizational documents, KLXE must take all action necessary to convene a meeting of its stockholder (the “KLXE Stockholders’ Meeting”) (which may be KLXE’s annual meeting) as promptly as practicable after the registration statement on Form S-4 which contains this joint proxy statement/prospectus is declared effective, to consider and vote upon the approval of the KLXE Charter Amendment, the KLXE Stock Issuance and the KLXE Plan Amendment. Subject to the right of the KLXE Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, KLXE must use reasonable best efforts to solicit from its stockholders proxies in favor of each of the KLXE Charter Amendment, the KLXE Stock Issuance and the KLXE Plan Amendment.
Each of KLXE and QES will cooperate and use their reasonable best efforts to schedule and convene their respective stockholder meetings on the same date and as soon as reasonably practicable after the date of the Merger Agreement.
Notwithstanding anything to the contrary, in the event of a bankruptcy event involving QES or any of its significant subsidiaries, KLXE shall be entitled to delay, postpone or adjourn the KLXE Stockholders’ Meeting (and if KLXE elects to so delay, postpone or adjourn the KLXE Stockholders’ Meeting, QES shall similarly delay, postpone or adjourn the QES Stockholders’ Meeting) to a date that is five business days after the end of the 40-day period discussed above under “— Covenants — Permitted Change of Recommendation — Intervening Event” to have such filing dismissed; provided, that if such filing is dismissed prior to the end of such period, the parties shall use commercially reasonable efforts to hold such meetings as soon as reasonably practicable, subject to the other terms and conditions of the Merger Agreement.
Each of KLXE, Acquiror, Merger Sub and QES acknowledge and agree that the KLXE Stockholders’ Meeting will be held concurrently KLXE’s annual meeting, and in addition to the KLXE Charter Amendment, the KLXE Stock Issuance and the KLXE Plan Amendment, the stockholders of KLXE shall also consider the election of certain directors of KLXE, the ratification of Deloitte & Touche LLP to serve as independent auditor of KLXE and, subject to the QES’s written consent (not to be unreasonably withheld, conditioned or delayed) any other matter KLXE or the KLXE Board determines appropriate for the stockholders of KLXE to consider.
QES Stockholders’ Meeting
In accordance with applicable law and its organizational documents, QES must take all action necessary to convene a meeting of its stockholders (the “QES Stockholders’ Meeting”) as promptly as practicable after the registration statement on Form S-4 is declared effective, to consider and vote upon the adoption of the Merger Agreement and the approval of the transactions contemplated hereby, including the merger. Subject to the right of the QES Board to effect a Change of Recommendation in accordance with the terms of the Merger Agreement, QES must use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of the Merger Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable laws to obtain such approvals.
Each of KLXE and QES will cooperate and use their reasonable best efforts to schedule and convene their respective stockholder meetings on the same date and as soon as reasonably practicable after the date of the Merger Agreement.
Notwithstanding anything to the contrary, in the event of a bankruptcy event involving KLXE or any of its significant subsidiaries, QES shall be entitled to delay, postpone or adjourn the QES Stockholders’ Meeting (and if QES elects to so delay, postpone or adjourn the QES Stockholders’ Meeting, KLXE shall similarly delay, postpone or adjourn the KLXE Stockholders’ Meeting) to a date that is five business days after the end of the 40-day period discussed above under “— Covenants — Permitted Change of Recommendation — Intervening Event” to have such filing dismissed; provided, that if such filing is dismissed prior to the end of such period, the parties shall use commercially reasonable efforts to hold such meetings as soon as reasonably practicable, subject to the other terms and conditions of the Merger Agreement.
Registration Rights Agreement
In connection with the execution of the Merger Agreement, the QES Principal Stockholders entered into a Registration Rights Agreement, dated as of May 3, 2020, with KLXE (the “Registration Rights Agreement”), relating to the shares of KLXE Common Stock to be issued as the merger consideration to such holders under the Merger Agreement, which agreement shall be effective as of the Effective Time. Pursuant to the Registration Rights Agreement, the QES Principal Stockholders shall have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein.
Cooperation; Efforts to Consummate
Subject to the terms and conditions set forth in the Merger Agreement, KLXE and QES are required to cooperate with each other and use, and will cause their respective subsidiaries to use, their respective reasonable best efforts until the End Date to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable on its part under the Merger Agreement and applicable law to consummate and make effective the merger and the other transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) taking all steps necessary to obtain an approval or waiver from, or avoid an action or proceeding by, any governmental entity; (ii) obtaining all necessary consents, approvals or waivers from third parties; (iii) defending any lawsuits or other legal proceedings brought by or on behalf of the stockholders of either KLXE or QES challenging the Merger Agreement or the consummation of the transactions contemplated thereby; and (iv) executing and delivering any additional instruments necessary to consummate the merger and the other transactions contemplated by the Merger Agreement, provided that no party or its subsidiaries shall be required to pay any fee, penalty or other consideration to a third party for consent or approval required under any contract for the consummation of the transactions prior to the Effective Time.
Subject to the terms and conditions set forth in the Merger Agreement, each of the parties will use reasonable best efforts to cooperate with each other in determining whether there are any required filings to be made to, or consents, permits, authorizations, waivers or approvals required to be obtained from, any third parties or other governmental entities in connection with consummation of the Merger Agreement and the consummation of the transactions contemplated thereby. Each of the parties will also use reasonable best efforts to timely make all such filings and timely seek all such consents, permits, authorizations or approvals, and, subject to applicable legal limitations and instructions of any governmental entity, will keep the other party apprised of the status of matters relating to the completion of the transactions, including promptly furnishing the other with copies of notices or other communications received from any third party or governmental entity with respect to the transactions contemplated by the Merger Agreement. Each party shall permit counsel for the other party a reasonable opportunity to review in advance, and consider in good faith the view of the other party in connection with, any proposed written communication to any governmental entity. Each party agrees not to participate in any meeting or discussion, either in person or by telephone, with any governmental entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such governmental entity, gives the other party the opportunity to attend and participate.
Neither of the parties nor their subsidiaries will, without prior written consent of the other party, divest or hold separate or take any action to limit the freedom of such party to retain any of the respective businesses, product lines or assets. Neither KLXE nor its affiliates will be required to divest or hold separate or take any action that limits in any material respect its freedom of action or ability to retain any businesses, product lines or assets. Neither of the parties nor their respective affiliates will be required to commence or defend any suit or other proceeding to resolve any objections arising under regulatory laws a governmental entity may have to the transactions contemplated by the Merger Agreement.
Status and Notifications
Subject to applicable law and except as otherwise required by any governmental entity, KLXE and QES each will keep the other apprised of the status of matters relating to completion of the merger and the other transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other communications received by KLXE or QES, as applicable, or any of its subsidiaries from any third party and/or any governmental entity with respect to the merger and the other transactions contemplated by the Merger Agreement.
Financing and Indebtedness
Prior to the closing date, QES will use commercially reasonable efforts to obtain from lenders and deliver to KLXE an executed payoff letter, in customary form and substance, in respect of the Loan, Security and Guaranty Agreement, dated as of February 13, 2018 (the “QES ABL Facility”), among QES, Quintana Energy Services LP, each borrower party thereto from time to time, each other obligor party thereto from time to time, the lenders party thereto from time to time, and Bank of America, N.A., setting forth the amounts required to pay in full the indebtedness owing under the QES ABL Facility (including all outstanding principal accrued and unpaid interest) and to effect, upon payment of all such amounts, and the release of all liens in connection therewith, such facility, in each case as of the closing date. Prior to or concurrent with the closing, KLXE will deposit, or cause to be deposited, with the lenders (or agent on behalf of such lenders), all funds required to effect such repayment in full and release of liens in accordance with the payoff letter for the QES ABL Facility, effective no later than the closing (the “Payoff Funds”). As discussed below under “— Conditions to the Completion of the Merger,” delivery by QES of the payoff letter, and delivery by KLXE of the Payoff Funds, are each a condition to the other party’s obligation to complete the merger.
Prior to or on the closing date, KLXE will use commercially reasonable efforts to amend, amend and reinstate or otherwise modify the KLXE ABL Facility to increase the amount of credit commitments available. KLXE will keep QES informed on a reasonably current basis as to progress and discussions with lenders and the administrative agent in respect of such amendment.
Access to Information
Subject to applicable law and certain exceptions and conditions, QES must furnish KLXE as promptly as reasonably practicable with all information concerning itself and its stockholders as may be reasonably requested in connection with the issuance and reservation of shares of KLXE Common Stock and in connection with Converted RSU Awards and Assumed Shares. If the SEC issues an oral or written request for an amendment of this joint proxy statement/prospectus or the registration statement on Form S-4, such party will promptly provide the other with copies of any written communication from the SEC or any state securities commission. Each of the parties will afford the other party and to the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the termination date, to its and its subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable laws and with such additional accounting, financing, operating, environmental and other data and information regarding each party and its subsidiaries as such party may reasonably request.
Notwithstanding the above, neither party shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its subsidiaries, or would cause a violation of any agreement to which such party or its subsidiaries is a party, would cause a risk of loss of privilege, or would constitute a violation of applicable law, although such party will use its reasonable best efforts to afford access in a manner that would not result in a violation of law or risk of loss of privilege. Neither party nor any of its respective officers, employees or representatives will be permitted to perform invasive onsite procedures, including an onsite study, with respect to the other party or its subsidiaries. No investigation by either party or their representatives will modify or waive the representations and warranties set forth in the Merger Agreement.
All information provided in connection the Merger Agreement and the consummation of the transactions contemplated thereby will be subject to the confidentiality agreement between KLXE and QES, dated as of March 15, 2020.
Nasdaq Listing and Delisting
Prior to the closing date, KLXE will use its reasonable efforts to cause the shares of the KLXE Common Stock to be issued in the merger to be approved for listing on Nasdaq, subject to official notice of issuance. As discussed below under “— Conditions to the Completion of the Merger,” such approval for listing by Nasdaq is a condition to the completion of the merger. KLXE and QES will cooperate in taking, or causing to be taken, all actions reasonably necessary to cause the delisting of the QES Common Stock from the NYSE and the termination of QES’s registration under the Exchange Act, effective as of, or as soon as practicable following, the Effective Time.
QES represents that there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of the QES or its subsidiaries. KLXE represents that there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock of KLXE or its subsidiaries.
Publicity
KLXE and QES will use reasonable best efforts to consult with each other before issuing any press release or making any public statement with respect to the Merger Agreement, the merger or the other transactions contemplated by the Merger Agreement and will provide the other with the reasonable opportunity, and where reasonably practicable, at least 24 hours, to review and comment upon any press release or any public announcement relating to the Merger Agreement or the transactions contemplated in the Merger Agreement, except with respect to any (i) Change of Recommendation by either party, or (ii) action taken by either party or its board of directors in responding to an Acquisition Proposal in accordance with the requirements of the Merger Agreement.
Employee Matters
For the period commencing at the Effective Time and ending on the first anniversary of the closing date (or, if earlier, for so long as they are employed), QES employees as of the Effective Time (the “Continuing Employees”) will be provided with compensation and employee benefits, including severance benefits, that are substantially comparable in the aggregate to the compensation and employee benefits made available to such Continuing Employees immediately prior to the Effective Time, without regard to any voluntary temporary salary reductions instituted in connection with COVID-19 and industry disruptions; provided, that KLXE will be deemed to have satisfied the foregoing obligations by providing Continuing Employees with compensation and employee benefits that are no less favorable in the aggregate to the compensation and employee benefits made available to similarly situated employees of KLXE and its subsidiaries (other than QES and its subsidiaries).

With respect to any KLXE benefit plan in which any Continuing Employees become eligible to participate on or after the Effective Time, KLXE will use its commercially reasonable efforts to: (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the Continuing Employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous QES benefit plan in which the Continuing Employee participated immediately prior to the Effective Time, (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a benefit plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous QES benefit plan in which the Continuing Employee participated immediately prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any KLXE benefit plans for the plan year in which participation in such KLXE benefit plan commences, and (iii) give the Continuing Employees service credit for such Continuing Employee’s employment with QES or its applicable subsidiary (x) for eligibility and vesting purposes and (y) for purposes of vacation accrual and severance benefit determinations to the same extent that such service was taken into account under the analogous QES benefit plan in which the Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree health or welfare benefits, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
In the event that the Effective Time occurs prior to QES paying annual cash incentives in respect of 2020, amounts totaling $610,000 in the aggregate will be paid to Continuing Employees within 30 days following the closing date in respect of pro-rated annual bonuses for the period from January 1, 2020 to April 30, 2020 (with the allocation of such amounts among Continuing Employees determined in the discretion of QES’s Chief Executive Officer).
Expenses
Except as otherwise provided in certain provisions related to the effect of termination of the Merger Agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the preparation, negotiation, execution and performance of the Merger Agreement and the merger and other transactions contemplated by the Merger Agreement will be paid by the party incurring such expense, except that expenses incurred in connection with the printing, filing and mailing of this joint proxy statement/prospectus, including applicable SEC filing fees, shall be shared equally by KLXE and QES.
Indemnification; Directors’ and Officers’ Insurance
The Merger Agreement provides that all rights to exculpation, indemnification and advancement of expenses now existing for current or former directors, officers or employees of QES or its subsidiaries will survive the merger and continue in full force and effect. For a period of six years from the Effective Time, KLXE and QES will maintain the exculpation, indemnification and advancement of expenses provisions of QES’s and any of its subsidiaries’ organizational documents in effect immediately prior to the Effective Time or any indemnification agreements of QES or its subsidiaries with their respective directors, officers or employees in effect immediately prior to the Effective Time, and will not amend, repeal or adversely modify any rights under such agreements of any individuals who immediately prior to the Effective Time were current or former directors, officers or employees of QES or its subsidiaries.
From and after the Effective Time, KLXE will assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and will cause QES and its subsidiaries to honor and perform, its indemnification covenants without limit as to time.
After the Effective Time, each of KLXE and QES will indemnify and hold harmless to the fullest extent under applicable law the present and former officers, directors, employees and agents (the “Indemnified Parties”) of QES and subsidiaries in such capacities, against any losses, damages, expenses or liabilities resulting from any claim, liability, loss, damage, cost or expense asserted against or incurred by an Indemnified Party based on the fact that such Indemnified Party is or was a director, officer, employee or agent of QES or its subsidiaries and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time. KLXE will pay reasonable expenses, including reasonable attorneys’ fees, incurred by an Indemnified Party in enforcing the indemnity. These rights of each Indemnified Party are in addition to any other rights such Indemnified Party may have under the organizational documents of QES or its subsidiaries, any other indemnification agreement, the DGCL or otherwise, and such provisions survive the consummation of the merger.
For a period of six years from the Effective Time, KLXE will maintain QES’s and its subsidiaries’ existing directors’ and officers’ liability insurance and fiduciary liability insurance policies which are in effect at the Effective Time with respect to matters arising on or before the Effective Time; provided that in no event will KLXE be required to pay annual premiums in excess of 300% or a single up-front payment in excess of 600% of the last annual premium paid by QES prior to the date of the Merger Agreement for the same coverage, but in such case will purchase as much coverage as reasonably practicable for such amount.
The indemnification, exculpation and insurance provisions in the Merger Agreement are intended to be for the benefit of, and from and after the Effective Time will be enforceable by, each of the persons eligible for indemnification, exculpation or insurance as described in the Merger Agreement, who will be third-party beneficiaries of such provisions.
If KLXE, QES or any of their respective successors or assigns consolidates with or merges into another person and shall not continue or survive such merger, or transfers all or substantially all property to another person, such party will make proper provision such that the successor or assign assumes these indemnification obligations.
Conditions to the Completion of the Merger
Each party’s obligation to effect the merger is subject to the satisfaction of, or waiver at or prior to the Effective Time of, each of the following conditions:
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receipt of the QES Required Vote;

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receipt of the KLXE Required Vote;

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no injunction by any court or other tribunal of competent jurisdiction and no law enacted by any governmental entity of competent jurisdiction which prohibits the consummation of the merger having been issued or adopted and continuing to be in effect;

•
the shares of KLXE Common Stock to be issued in the merger and such other shares of KLXE Common Stock to be reserved for issuance in connection with the merger being approved for listing on Nasdaq; and

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the registration statement on Form S-4 having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of the registration statement on Form S-4 having been issued by the SEC, and no proceedings for that purpose have commenced or are threatened by the SEC.

KLXE’s obligation to effect the merger is subject to the satisfaction of, or waiver at or prior to the Effective Time of, each of the following conditions:
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the accuracy of the representations and warranties of QES as follows:

•
the representations and warranties of QES regarding organization, good standing, foreign qualification, and capital stock (as set forth in Sections 3.1 and 3.2 of the Merger Agreement) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such date); and

•
each other representation and warranty of QES set forth in the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks of an earlier date, in which case as of such date), except where the failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any limitation as to materiality or material adverse effect contained therein) that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect with respect to QES;
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QES’s performance, in all material respects, of its obligations under the Merger Agreement required to be performed prior to the Effective Time;

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QES having delivered to KLXE a certificate of the Chief Executive Officer or another senior officer dated as of the Effective Time certifying that the conditions described in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

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QES having delivered the payoff letter for the QES ABL Facility to KLXE.

QES’s obligation to effect the merger is subject to the satisfaction of, or waiver at or prior to the Effective Time of, each of the following conditions:
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the accuracy of the representations and warranties of KLXE and the Merger Sub as follows:

•
the representations and warranties of KLXE and Merger Sub regarding organization, good standing, foreign qualification, and capital stock (as set forth in Sections 4.1 and 4.2 of the Merger Agreement) must have been true and correct in all respects as of the date of the Merger Agreement and must be true and correct in all respects as of the closing date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case as of such date); and

•
each other representation and warranty of KLXE and Merger Sub set forth in the Merger Agreement must be true and correct in all respects as of the date of the Merger Agreement and as of the closing date (except to the extent that any such representation and warranty expressly speaks of an earlier date, in which case as of such date), except where the failure of any such representation and warranty to be so true and correct in all respects (without giving effect to any limitation as to materiality or material adverse effect contained therein) would not reasonably be expected to, individually or in the aggregate, have a material adverse effect with respect to KLXE;

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KLXE’s performance, in all material respects, of its obligations under the Merger Agreement required to be performed prior to the Effective Time;

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KLXE having delivered to QES a certificate of the Chief Executive Officer or another senior officer dated as of the Effective Time certifying that the conditions described in the immediately preceding bullets with respect to representations and warranties and performance of obligations have been satisfied; and

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KLXE having delivered the Payoff Funds in accordance with the payoff letter.

Termination of the Merger Agreement
Termination by Mutual Consent
The Merger Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the merger by the QES stockholders, by mutual written consent of KLXE and QES.
Termination by Either KLXE or QES
Either KLXE or QES may terminate and abandon the Merger Agreement at any time prior to the Effective Time if:
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the merger has not been completed on or prior to November 3, 2020 (the “End Date”), although such right to terminate will not be available to any party if the failure of the closing to occur by the End Date is due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in the Merger Agreement;

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an injunction has been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such injunction has become final and non-appealable, provided that the party seeking to terminate under such provision has used its reasonable best efforts to remove such injunction;

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any governmental entity of competent jurisdiction has enacted, issued, promulgated, enforced or enter any law permanently restraining, enjoining or otherwise prohibiting the consummation of the merger and such law has become final and non-appealable; or

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the QES Required Vote or KLXE Required Vote has not been obtained at the applicable stockholder meeting (or, if the applicable stockholder meeting has been adjourned or postponed in accordance with the Merger Agreement, at the final adjournment or postponement thereof) at which a vote on the approval of the issuance of KLXE Common Stock to QES stockholders pursuant to the Merger Agreement or the adoption of the Merger Agreement was taken (such termination, as applicable, a “QES no vote termination” or “KLXE no vote termination”).

Termination by KLXE
KLXE may terminate the Merger Agreement and the merger may be abandoned at any time prior to the Effective Time (by action of the KLXE Board) if:
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the QES Board has made a Change of Recommendation;

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there has been a breach or failure to perform by QES of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing would not be satisfied (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 30 days after the receipt of written notice thereof by QES from KLXE); except that this right to terminate the Merger Agreement is not available if KLXE is in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

•
prior to the time the KLXE Required Vote is obtained, KLXE has complied with its obligations under the Merger Agreement with respect to a Superior Offer, in order to enter into a definitive agreement with respect to such Superior Offer, and in connection with such termination, KLXE pays to QES in immediately available funds the Termination Fee.

Termination by QES
QES may terminate the Merger Agreement and the merger may be abandoned at any time prior to the Effective Time (by action of the QES Board) if:
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the KLXE Board has made a Change of Recommendation;

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there has been a breach or failure to perform by KLXE of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement such that the conditions to closing would not be satisfied (and such breach is not curable prior to the End Date, or if curable prior to the End Date, has not been cured within 30 days after the receipt of written notice thereof by KLXE from QES); except that this right to terminate the Merger Agreement is not available if QES is in material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement; or

•
prior to the time the QES Required Vote is obtained, QES has complied with its obligations under the Merger Agreement with respect to a Superior Offer, in order to enter into a definitive agreement with respect to such Superior Offer, and in connection with such termination, QES pays to KLXE in immediately available funds the Termination Fee.

Termination Fees
KLXE will be required to pay to QES a termination fee of $3,000,000 if the Merger Agreement is terminated:

•
by QES with respect to a KLXE Change of Recommendation following receipt by KLXE of a Superior Offer;

•
by QES with respect to a KLXE Change of Recommendation resulting from an Intervening Event (other than as a result of a bankruptcy event involving QES); or

•
by KLXE in order to enter into a definitive agreement with respect to a Superior Offer.

If the Merger Agreement is terminated by QES with respect to a KLXE Change of Recommendation as described in the first and second bullets above, KLXE will pay the termination fee to QES by wire transfer of immediately available funds within two business days after termination of the Merger Agreement. If the Merger Agreement is terminated by KLXE in order to enter into a definitive agreement with respect to a Superior Offer as described in the third bullet above, KLXE will pay the termination fee to QES by wire transfer of immediately available funds concurrently with the termination of this Merger Agreement.
QES will be required to pay to KLXE a termination fee of $3,000,000 if the Merger Agreement is terminated:
•
by KLXE with respect to a QES Change of Recommendation following receipt by QES of a Superior Offer;

•
by KLXE with respect to a QES Change of Recommendation resulting from an Intervening Event (other than as a result of a bankruptcy event involving KLXE); or

•
by QES in order to enter into a definitive agreement with respect to a Superior Offer.

If the Merger Agreement is terminated by KLXE with respect to a QES Change of Recommendation as described in the first and second bullets above, QES will pay the termination fee to KLXE by wire transfer of immediately available funds within two business days after termination of the Merger Agreement. If the Merger Agreement is terminated by QES in order to enter into a definitive agreement with respect to a Superior Offer as described in the third bullet above, QES will pay the termination fee to KLXE by wire transfer of immediately available funds concurrently with the termination of the Merger Agreement.
Expense Reimbursement
If the Merger Agreement is terminated by (i) either KLXE or QES pursuant to a QES no vote termination (except when a QES Change of Recommendation has been effected as a result of a bankruptcy event involving KLXE), (ii) KLXE pursuant to a QES Change of Recommendation (except when a QES Change of Recommendation has been effected as a result of a bankruptcy event involving KLXE), or (iii) QES in order to enter into a definitive agreement with respect to a Superior Offer, then QES will pay all of the reasonable and documented expenses incurred by or on behalf of KLXE and its subsidiaries in connection with the merger and transactions contemplated by the Merger Agreement, to KLXE by wire transfer of immediately available cash funds within two business days after QES’s receipt of reasonable documentation supporting such expense reimbursement, provided that the expense reimbursement will not exceed $1,500,000.
If the Merger Agreement is terminated by (i) either KLXE or QES pursuant to a KLXE no vote termination (except when a KLXE Change of Recommendation has been effected as a result of a bankruptcy event involving QES), (ii) QES due to a KLXE Change of Recommendation (except when a KLXE Change of Recommendation has been effected as a result of a bankruptcy event involving QES), or (iii) KLXE in order to enter into a definitive agreement with respect to a Superior Offer, then KLXE will pay all of the reasonable and documented expenses incurred by or on behalf of QES and its subsidiaries in connection with the merger and transactions contemplated by the Merger Agreement, to QES by wire transfer of immediately available cash funds within two business days after KLXE’s receipt of reasonable documentation supporting such expense reimbursement, provided that the expense reimbursement will not exceed $1,500,000.
Neither KLXE nor QES will be required to pay the termination fee or the expense reimbursement on more than one occasion. Upon payment of the termination fee and/or the expense reimbursement, the paying party will have no further liability with respect to the Merger Agreement or the transactions contemplated thereunder to the other party or its stockholders, although nothing therein will release any party from liability for willful breach or fraud.
Amendment
Subject to applicable law and the provisions of the Merger Agreement restricting modification of the parties’ obligations regarding indemnification and directors’ and officers’ insurance, at any time prior to the Effective Time, the parties to the Merger Agreement may amend or modify the Merger Agreement if, and only if, such amendment or modification is in writing and signed by KLXE, QES, and Merger Sub; provided, however, after the QES Required Vote is obtained, no such amendment or modification may be made that pursuant to applicable law or NYSE rules and regulations requires further approval of QES stockholders, as applicable, without such further approval.
Waiver
The conditions to each of the parties’ obligations to consummate the merger and the other transactions contemplated by the Merger Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law, except that any such waiver will only be effective if made in writing and executed by the party against whom the waiver is to be effective. No failure or delay by KLXE or QES in exercising any right under the Merger Agreement will operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right thereunder.
Specific Performance
Each of the parties agrees that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Each of the parties agrees that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each party further agrees that no party to the Merger Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any applicable remedy and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
Third-Party Beneficiaries
KLXE and QES have agreed that their respective representations, warranties and covenants set forth in the Merger Agreement are solely for the benefit of the other parties to the Merger Agreement, in accordance with and subject to the terms of the Merger Agreement, and the Merger Agreement is not intended to, and does not, confer upon any person other than KLXE, QES, Merger Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the Merger Agreement, except, after the Effective Time, with respect to the sections regarding indemnification and directors’ and officers’ insurance and the provisions of the Merger Agreement relating to payment of the merger consideration, which inure to the benefit of, and are enforceable by, holders of QES Common Stock and QES equity awards as of immediately prior to the Effective Time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the Merger Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of the Merger Agreement without notice or liability to any other person. In some instances, the representations and warranties in the Merger Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in the Merger Agreement as characterizations of actual facts or circumstances as of the date of the Merger Agreement or as of any other date.
QES Support Agreement
In connection with the execution of the Merger Agreement, on May 3, 2020, the QES Principal Stockholders entered into the QES Support Agreement (the “QES Support Agreement”), by and among the QES Principal Stockholders and KLXE. The QES Principal Stockholders have agreed to, from the date of the QES Support Agreement until the termination of the QES Support Agreement (the “Applicable Period”), vote or cause to be voted or, if the QES stockholders are requested to vote their shares through execution of an action by written consent in lieu of such meeting of stockholders, execute a written consent with respect to all shares of QES Common Stock held by them (i) in favor of adoption of the Merger Agreement and approval of any other matter required to be approved by QES stockholders in order to effect the merger and (ii) against (a) any merger agreement or merger (other than the Merger Agreement and the merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of QES or any of its subsidiaries or any Alternative Proposal and (b) any amendment of the QES certificate of incorporation or by-laws or other proposal or transaction involving QES or its subsidiaries which would be reasonably expected to delay, impede or prevent the merger in any manner or change the voting rights of any outstanding class of QES capital stock.
The QES Support Agreement restricts the QES Principal Stockholders from (i) selling or transferring shares of QES Common Stock owned by them, or (ii) granting any proxies or depositing any shares into a voting trust or entering into a voting arrangement during the Applicable Period. However, during such period, the QES Principal Stockholders are not prohibited from (i) transferring shares to an affiliate if and only if such affiliate has agreed in writing in a manner acceptable in form and substance to KLXE to both accept the shares subject to the terms and conditions of the QES Support Agreement and to be bound by the QES Support Agreement as if it were such QES Principal Stockholder, and (ii) transferring shares in a transaction in which such QES Principal Stockholder retains the sole right to vote, exercise dissenters’ rights and dispose of its shares during the Applicable Period, provided that no such transaction will limit the obligations of the QES Principal Stockholder under the QES Support Agreement or have any adverse effect on the ability of the QES Principal Stockholder to perform its obligations thereunder.
Further, during the Applicable Period, the QES Principal Stockholders will not, among other things, (i) exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger or participate in any class action against KLXE, Merger Sub, QES or any of their respective subsidiaries challenging the validity of the merger or alleging a breach of any duty of the KLXE Board or the QES Board (except in the event of an allegation of fraud), or (ii) engage in any action that QES is prohibited from taking pursuant to the non-solicitation provisions of the Merger Agreement. In case of a stock dividend or distribution, or any change in the QES Common Stock due to a stock split or other such change, the provisions of the QES Support Agreement apply to all such stock dividends or distributions and any new shares of QES Common Stock the QES Principal Stockholders otherwise acquire.
Each QES Principal Stockholder agrees to revoke any proxies granted with respect to any shares, and irrevocably appoints, from the date of the QES Support Agreement, KLXE as attorney-in-fact and proxy for an on behalf of such QES Principal Stockholder to, among other things, (i) attend meetings of QES stockholders, (ii) vote, express consent or dissent, and (iii) grant or withhold written consents on all matters specified in the QES Support Agreement and relating to the Merger Agreement and related transactions.
The QES Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any modification to the Merger Agreement effected without such QES Principal Stockholder’s consent that decreases the amount or changes the form of consideration to be paid by KLXE pursuant to the terms of the Merger Agreement in effect on the date of the QES Support Agreement, (iv) the mutual written consent of the parties to the QES Support Agreement, (v) the End Date and (vi) the occurrence of a QES Change of Recommendation pursuant to an Intervening Event.

KLXE Support Agreement
In connection with the execution of the Merger Agreement, on May 3, 2020, Mr. Amin J. Khoury, the former Chairman, Chief Executive Officer and President of KLXE and current member of the KLXE Board, entered into the KLXE Support Agreement (the “KLXE Support Agreement”), between Mr. Khoury and QES. Mr. Khoury has agreed to, from the date of the KLXE Support Agreement until the termination of the KLXE Support Agreement (the “Applicable Period”), vote or cause to be voted or, if Mr. Khoury is requested to vote his shares through execution of an action by written consent in lieu of such meeting of stockholders, execute a written consent with respect to all shares of KLXE Common Stock held by him (i) in favor of adoption of the Merger Agreement and approval of any other matter required to be approved by KLXE stockholders in order to effect the merger and (ii) against (a) any merger agreement or merger (other than the Merger Agreement and the merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of KLXE or any of its subsidiaries or any Alternative Proposal and (b) any amendment of the KLXE certificate of incorporation or by-laws or other proposal or transaction involving KLXE or its subsidiaries which would be reasonably expected to delay, impede or prevent the merger in any manner or change the voting rights of any outstanding class of KLXE capital stock.
The KLXE Support Agreement restricts Mr. Khoury from (i) selling or transferring shares of KLXE Common Stock owned by him, provided that Mr. Khoury will be entitled to sell a certain number of shares for tax planning purposes, or (ii) granting any proxies or depositing any shares into a voting trust or entering into a voting arrangement during the Applicable Period, which, for the avoidance of doubt, will not prevent Mr. Khoury from granting any proxy or entering into any voting agreement with respect to other matters. However, during such period, Mr. Khoury is not prohibited from (i) transferring shares to an affiliate if and only if such affiliate has agreed in writing in a manner acceptable in form and substance to QES to both accept the shares subject to the terms and conditions of the KLXE Support Agreement and to be bound by the KLXE Support Agreement as if it were Mr. Khoury, and (ii) transferring shares in a transaction in which Mr. Khoury retains the sole right to vote, exercise dissenters’ rights and dispose of its shares during the Applicable Period, provided that no such transaction will limit the obligations of Mr. Khoury under the KLXE Support Agreement or have any adverse effect on the ability of Mr. Khoury to perform his obligations thereunder.
Further, during the Applicable Period, Mr. Khoury will not, among other things, (i) exercise or assert any appraisal rights under Section 262 of the DGCL in connection with the merger or participate in any class action against QES, KLXE, Merger Sub, or any of their respective subsidiaries challenging the validity of the merger or alleging a breach of any duty of the QES Board or the KLXE Board (except in the event of an allegation of fraud), or (ii) engage in any action that KLXE is prohibited from taking pursuant to the non-solicitation provisions of the Merger Agreement. Mr. Khoury has agreed to revoke any proxies granted with respect to any shares, and irrevocably appoints, from the date of the KLXE Support Agreement, QES as attorney-in-fact and proxy for an on behalf of Mr. Khoury to, among other things, attend meetings of KLXE stockholders, vote, express consent or dissent, and grant or withhold written consents on all matters specified in the KLXE Support Agreement and relating to the Merger Agreement and related transactions. In case of a stock dividend or distribution, or any change in the KLXE Common Stock due to a stock split or other such change, the provisions of the KLXE Support Agreement apply to all such stock dividends or distributions and any new shares of KLXE Common Stock Mr. Khoury otherwise acquires.
The KLXE Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any modification to the Merger Agreement effected without Mr. Khoury’s consent that increases the amount or changes the form of consideration to be paid by KLXE pursuant to the terms of the Merger Agreement in effect on the date of the KLXE Support Agreement, (iv) the mutual written consent of the parties to the KLXE Support Agreement, (v) the End Date and (vi) the occurrence of a KLXE Change of Recommendation pursuant to an Intervening Event.

MANAGEMENT OF KLXE FOLLOWING THE MERGER
The following table provides information regarding the expected directors and executive officers of KLXE following the closing of the merger:
Name	Age	Position
Christopher J. Baker	48	President and Chief Executive Officer
Keefer M. Lehner	34	Executive Vice President and Chief Financial Officer
Max L. Bouthillette	52	Executive Vice President, General Counsel and Chief Compliance Officer
John T. Collins	73	Non-Executive Chairman
Dalton Boutté, Jr.	65	Director
Gunnar Eliassen	34	Director
Richard G. Hamermesh	72	Director
Thomas P. McCaffrey	66	Director
Corbin J. Robertson, Jr.	72	Director
Dag Skindlo	51	Director
Stephen M. Ward, Jr.	65	Director
John T. Whates, Esq.	73	Director
Christopher J. Baker has served as President and Chief Executive Officer and as a member of the board of directors of QES since August 2019, and will serve as President and Chief Executive Officer of KLXE upon completion of the merger. Mr. Baker previously served as Executive Vice President and Chief Operating Officer of QES from its formation in 2017 until August 2019 and has served in the same role at QES LP since November 2014. Mr. Baker previously served as Managing Director-Oilfield Services of the Quintana private equity funds, where he was responsible for sourcing, evaluating and executing oilfield service investments, as well as overseeing the growth of and managing and monitoring the activities of Quintana’s oilfield service portfolio companies beginning in 2008. Prior to joining Quintana, Mr. Baker served as an Associate with Citigroup Global Markets Inc.’s (“Citi”) Corporate and Investment Bank where he conducted corporate finance and valuation activities focused on structuring non-investment grade debt transactions in the energy sector. Prior to his time at Citi, Mr. Baker was Vice President of Operations for Theta II Enterprises, Inc. where he focused on project management of complex subsea and inland marine pipeline construction projects. Mr. Baker attended Louisiana State University, where he earned a B.S. in Mechanical Engineering, and Rice University, where he earned an M.B.A.
Keefer M. Lehner has served as Executive Vice President and Chief Financial Officer of QES since its formation in 2017, and will serve as Executive Vice President and Chief Financial Officer of KLXE upon completion of the merger. Mr. Lehner has served in that same role at Quintana Energy Services LP since January 2017 and previously served as Quintana Energy Services LP’s Vice President, Finance and Corporate Development of Quintana Energy Services LP’s general partner since November 2014. Mr. Lehner previously served in various positions at the Quintana private equity funds, including Vice President, from 2010 to 2014, where he was responsible for sourcing, evaluating and executing investments, as well as managing and monitoring the activities of Quintana’s portfolio companies. During his tenure at Quintana, Mr. Lehner monitored and advised the growth of the predecessors to QES. Prior to joining Quintana in 2010, Mr. Lehner worked in the investment banking division of Simmons & Company International, where he focused on mergers, acquisitions and capital raises for public and private clients engaged in all facets of the energy industry. Mr. Lehner attended Villanova University, where he earned a B.S.B.A. in Finance.
Max L. Bouthillette has served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of QES since its formation in 2017, and will serve as Executive Vice President, General Counsel and Chief Compliance Officer of KLXE upon completion of the merger. Mr. Bouthillette has served on QES LP’s board of directors since April 2016. Prior to joining QES, Mr. Bouthillette was with Archer Limited, one of the QES Principal Stockholders, where he served as Executive Vice President and General Counsel from 2010 to 2017 and additionally as President of Archer’s operations in South and

North America since 2016. Mr. Bouthillette has more than 24 years of legal experience for oilfield services companies, and previously served as Chief Compliance Officer and Deputy General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from 2004 to 2006 and with Schlumberger in North America (Litigation Counsel), Asia (OFS Counsel) and Europe (General Counsel Products) from 1998 to 2003. Mr. Bouthillette holds a B.B.A in Accounting from Texas A&M University and a Juris Doctorate from the University of Houston Law Center.
Dalton Boutté, Jr., has served on the QES Board since February 2018, and will serve as a director of KLXE upon completion of the merger. Mr. Boutté worked for Schlumberger from 1980 until his retirement in 2010. In his last 10 years with Schlumberger, Mr. Boutté held various senior level positions, including President for Europe/Africa/CSI (2001 – 2001), Vice President of Worldwide Oilfield Services (2001 – 2003) and President of WesternGeco (2003 – 2009) and also served as Executive Vice President of Schlumberger Limited (2004 – 2010). Mr. Boutté also currently serves as an independent director of Seitel Inc. Mr. Boutté has a Bachelor of Science in Civil Engineering from University of New Orleans and was a Visiting Fellow at the Massachusetts Institute of Technology. KLXE believes that Mr. Boutté’s extensive oilfield services background and his experience as an independent director of companies in the oil and natural gas industry qualify him for service on the KLXE Board.
John T. Collins has served as a director of KLXE since September 2018 and will serve as non-Executive Chairman KLXE upon completion of the merger. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. From 1986 to 1992, Mr. Collins served as the President and Chief Executive Officer of Quebecor Printing (USA) Inc., which was formed in 1986 by a merger with Semline Inc., where he had served in various positions since 1968, including since 1973 as President. During his term, Mr. Collins guided Quebecor Printing (USA) Inc. through several large acquisitions and situated the company to become one of the leaders in the industry. From 1992 to 2017, Mr. Collins was the Chairman and Chief Executive Officer of The Collins Group, Inc., a manager of a private securities portfolio and minority interest holder in several privately held companies. Mr. Collins currently serves on the Board of Directors for Federated Funds, Inc. and has served on the Board of Directors for several public companies, including Bank of America Corp. and FleetBoston Financial. In addition, Mr. Collins has served as Chairman of the Board of Trustees of his alma mater, Bentley University. KLXE believes that Mr. Collins’ many years of experience in the management, acquisition and development of several companies, qualify him for service as the non-executive Chairman of the KLXE Board.
Gunnar Eliassen has served on the QES Board since the company’s formation in 2017, and will serve as a member of the KLXE Board upon completion of the merger. Mr. Eliassen has served on the board of directors of the general partner of QES LP since January 2017. Mr. Eliassen has been employed by Seatankers Consultancy Services (UK), an affiliated company of Geveran, since 2016, where he is responsible for overseeing and managing various public and private investments. Mr. Eliassen’s past experience includes his role as Partner at Pareto Securities (New York), where he worked from 2011 to 2015 and was responsible for execution of public and private capital markets transactions with emphasis on the energy sector. Mr. Eliassen received a Master in Finance from the Norwegian School of Economics. KLXE believes that Mr. Eliassen’s extensive experience with public and private investments, including investments in the oil and gas industry, qualify him for service on the KLXE Board.
Richard G. Hamermesh has served as a member of the KLXE Board since September 2018, and will serve as a member of the KLXE Board upon completion of the merger. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Dr. Hamermesh is a Senior Fellow at the Harvard Business School, where he was formerly the MBA Class of 1961 Professor of Management Practice from 2002 to 2015. From 1987 to 2001, he was a co-founder and a Managing Partner of The Center for Executive Development, an executive education and development consulting firm. From 1976 to 1987, Dr. Hamermesh was a member of the faculty of Harvard Business School. He is also an active investor and entrepreneur, having participated as a principal, director and investor in the founding and early stages of more than 15 organizations. Dr. Hamermesh is a member of the Board of Directors of SmartCloud, Inc. and was a director of B/E Aerospace, Inc. until its sale to Rockwell Collins in April 2017, and a director of Rockwell Collins from April 2017 until its sale to United Technologies Corporation in November 2018. KLXE believes that Dr. Hamermesh’s education and business experience as co-founder of a leading executive education and consulting firm, as president, founder, director and co-investor in over 15 early stage businesses, and his 28 years as a Professor of Management Practice at Harvard Business School, where he has led MBA candidates through thousands of business case studies, as well as his intimate knowledge of the company’s business and industry, qualify him for service on the KLXE Board.
Thomas P. McCaffrey has served as President, Chief Executive Officer and Chief Financial Officer of KLXE, and as a director of KLXE, since May 2020, and will serve as a director of KLXE and Chairman of the Integration Committee of the KLXE Board upon completion of the merger. Previously, Mr. McCaffrey served as Senior Vice President and Chief Financial Officer of KLXE from September 2018 until April 30, 2020. Prior to that, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a Certified Public Accountant for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University, Chairman of its Development Committee and as a member of its Audit Committee. KLXE believes that Mr. McCaffrey’s extensive leadership experience, thorough knowledge of the company’s business and industry, and strategic planning experience qualify him for service on the KLXE Board.
Corbin J. Robertson, Jr., has served as Chairman of the QES Board since the company’s formation in 2017, and will serve as a member of the KLXE Board upon completion of the merger. Mr. Robertson has served as chairman of the board of directors of the general partner of QES LP since the board was established. Mr. Robertson has also served as Chief Executive Officer and chairman of the board of directors of GP Natural Resource Partners LLC since 2002. He has served as the Chief Executive Officer and chairman of the board of directors of the general partners of Western Pocahontas Properties Limited Partnership since 1986, Great Northern Properties Limited Partnership since 1992, Quintana Minerals Corporation since 1978 and as chairman of the board of directors of New Gauley Coal Corporation since 1986. He also serves as a Principal with Quintana, chairman of the Board of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, Baylor College of Medicine and the World Health and Golf Association. In 2006, Mr. Robertson was inducted into the Texas Business Hall of Fame. Mr. Robertson attended the University of Texas at Austin where he earned a B.B.A. from the Business Honors Program. KLXE believes that Mr. Robertson’s extensive industry experience, his extensive experience with oil and gas investments and his board service for several companies in the oil and gas industry, qualify him for service on the KLXE Board.
Dag Skindlo has served on the QES Board since the company’s formation, and will serve as a member of the KLXE Board upon completion of the merger. Mr. Skindlo has served on the board of directors of the general partner of QES LP since April 2016. Mr. Skindlo has served as a member of the board of directors and as the Chief Financial Officer for Archer Limited, one of the QES Principal Stockholders, since April 2016. Mr. Skindlo is a business-oriented executive with 25 years of oil and gas industry experience. Mr. Skindlo joined Schlumberger in 1992 where he held various financial and operational positions. Mr. Skindlo then joined the Aker Group of companies in 2005, where his experience from Aker Kvaerner, Aker Solutions and Kvaerner includes both global CFO roles and Managing Director roles for several large industrial business divisions. Prior to joining Archer in 2016, Mr. Skindlo was with private equity group HitecVision where he served as CEO for Aquamarine Subsea. Mr. Skindlo earned a Master of Science in Economics and Business Administration from the Norwegian School of Economics and Business Administration (NHH). KLXE believes that Mr. Skindlo’s extensive experience with public and private investments, including investments in the oil and gas industry, qualify him for service on the KLXE Board.
Stephen M. Ward, Jr., has served a member of the KLXE Board since September 2018, and will serve as a member of the KLXE Board upon completion of the merger. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is Chair of the Corporate Governance Committee and a member of the Human Resources and Science and Technology Committees. Mr. Ward previously served as President and Chief Executive Officer of Lenovo Corporation, which was formed by the acquisition of IBM Corporation’s personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward is a co-founder and Board member of C3.ai, a company that develops and sells internet of things software for analytics and control. Mr. Ward was previously a Board member and founder of E2open, a maker of enterprise software, and a Board member of E-Ink, a maker of high-tech screens for e-readers and computers, and the Chairman of the Board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale. KLXE believes that Mr. Ward’s broad executive experience and focus on innovation enables him to share with the KLXE Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth, which qualifies him for service on the KLXE Board
John T. Whates, Esq. has served as a member of the KLXE Board since September 2018, and will serve as a member of the KLXE Board upon completion of the merger. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Whates has been an independent tax advisor and involved in venture capital and private investing since 2005. He is a member of the Board of Directors of Dynamic Healthcare Systems, Inc., was a member of the Board of Directors of Rockwell Collins from April 2017 until February 2018 and was the Chairman of the Compensation Committee of B/E Aerospace until its sale to Rockwell Collins in April 2017. From 1994 to 2011, Mr. Whates was a tax and financial advisor to B/E Aerospace, providing business and tax advice on essentially all of its significant strategic acquisitions. Previously, Mr. Whates was a tax partner in several of the largest public accounting firms, most recently leading the High Technology Group Tax Practice of Deloitte LLP in Orange County, California. He has extensive experience working with aerospace and other public companies in the fields of tax, equity financing and mergers and acquisitions. Mr. Whates is an attorney licensed to practice in California and was an Adjunct Professor of Taxation at Golden Gate University. KLXE believes that Mr. Whates’s extensive experience, multi-dimensional educational background, and thorough knowledge of the company’s business and industry, qualify him for service on the KLXE Board.
Structure of the Board of Directors
The KLXE Board is divided into three classes of directors. Following the initial appointments, directors of each class are elected for three-year terms, and each year the KLXE stockholders elect one class of directors. The directors designated as Class III directors have terms expiring at the 2021 annual meeting of stockholders, the directors designated as Class I directors have terms expiring at the 2022 annual meeting of stockholders, and the directors designated as Class II directors have terms expiring at the 2023 annual meeting of stockholders. Two QES Designees and one KLXE Designee will be allocated to the class of directors whose term expires at the 2021 KLXE annual meeting, two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2022 KLXE annual meeting and two KLXE Designees and one QES Designee will be allocated to the class of directors whose term expires at the 2023 KLXE annual meeting.
Director Independence
Upon closing of the merger KLXE expects that five members of the KLXE Board will meet the criteria for independence as defined by the rules of Nasdaq. The KLXE Board determines the independence of directors annually based on a review by the directors and the Nominating and Corporate Governance Committee. In determining whether a director is independent, the KLXE Board determines whether each director meets the objective standards for independence set forth in the rules of Nasdaq.
The current KLXE Board has determined that Messrs. Collins, Hamermesh, Hardesty, Ward, Weise and Whates are independent under Nasdaq Stock Market rules.
Meetings of Independent Directors
KLXE requires that the independent directors meet without management present at each meeting. The Chair of the Nominating and Corporate Governance Committee presides at the meetings of the independent directors.

Director Qualification Standards
KLXE’s corporate governance guidelines provide that the Nominating and Corporate Governance Committee is responsible for reviewing with the KLXE Board the appropriate skills and characteristics required of KLXE Board members in the context of the makeup of KLXE Board and developing criteria for identifying and evaluating KLXE Board candidates.
The KLXE bylaws establish the limit on the number of other public company board memberships for KLXE directors at two. Additional board memberships in excess of this limit require a determination in advance by the KLXE Board that such simultaneous service will not impair such director’s ability to serve effectively on the KLXE Board. The KLXE bylaws also require KLXE Board candidates to disclose any outside compensation for serving as a director of any other public company.
Committees of the KLXE Board
The standing committees of the KLXE Board following the Effective Time of the merger will include an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Integration Committee, each as further described below. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee is composed exclusively of directors who are independent under the rules of Nasdaq and the SEC. Upon closing of the merger each KLXE Board committee will be composed of an equal number of KLXE Designees and QES Designees. Upon closing of the merger, (i) a KLXE Designee will serve as Chairman of the Audit Committee, (ii) a QES Designee will serve as Chairman of the Compensation Committee, (iii) a KLXE Designee will serve as Chairman of the Nominating and Corporate Governance Committee and (iv) a KLXE Designee will serve as Chairman of the Integration Committee. Mr. McCaffrey will serve as Chairman of the Integration Committee.
Other committees may also be established by the KLXE Board from time to time.
Audit Committee.   All of the members of the KLXE Audit Committee are independent and at least one is an “audit committee financial expert” within the meaning of SEC and Nasdaq Stock Market rules. The KLXE Audit Committee is currently composed of Messrs. Hardesty, Weise and Whates, with Mr. Whates serving as Chairman. The KLXE Audit Committee’s responsibilities include, among other things:
•
appointing, retaining, overseeing and determining the compensation and services of KLXE’s independent auditors;

•
overseeing the quality and integrity of KLXE’s financial statements and related disclosures;

•
overseeing KLXE’s compliance with legal and regulatory requirements;

•
assessing qualifications of KLXE’s independent auditors, as well as their independence and performance; and

•
monitoring the performance of KLXE’s internal audit and control functions.

The responsibilities of KLXE’s Audit Committee are more fully described in KLXE’s Audit Committee charter, which is posted on the KLXE website at www.klxenergy.com. KLXE will provide a copy of KLXE’s Audit Committee Charter in print to any stockholder that requests it.
Compensation Committee.   All of the members of the KLXE Compensation Committee are independent within the meaning of Nasdaq Stock Market rules. The KLXE Compensation Committee is currently composed of Messrs. Collins, Hamermesh and Ward, with Mr. Ward serving as Chairman. The KLXE Compensation Committee’s responsibilities include, among other things:
•
evaluating the performance and approving the compensation of KLXE’s Chief Executive Officer;

•
reviewing and approving the compensation of KLXE’s other executive officers;

•
evaluating and making recommendations to the KLXE Board regarding the company’s equity-based, incentive compensation and retirement and other benefit plans, policies and programs;

•
administering KLXE’s equity-based and incentive compensation plans; and

•
overseeing the proper disclosure of executive compensation as required by the rules of the SEC and Nasdaq.

The KLXE Compensation Committee has the power to delegate its authority and duties to subcommittees or individual members of the KLXE Compensation Committee or, to the extent permitted by the terms of any plan, to officers of KLXE or other persons in each case as it deems appropriate in accordance with applicable laws and regulations and the requirements of the Nasdaq Stock Market. Management input is taken into consideration in assessing the performance and pay levels of KLXE’s key management employees as well as the establishment of bonus measures and targets, but ultimate decision-making regarding compensation of KLXE’s NEOs remains with the KLXE Compensation Committee.
The responsibilities of the KLXE Compensation Committee are more fully described in KLXE’s Compensation Committee charter, which is posted on the KLXE website at www.klxenergy.com, and KLXE will provide a copy in print to any stockholder that requests it. Each member of the KLXE Compensation Committee is a non-employee director.
Nominating and Corporate Governance Committee.   All of the members of the KLXE Nominating and Corporate Governance Committee are independent as defined by Nasdaq Stock Market rules. The Nominating and Corporate Governance Committee is currently composed of Messrs. Hamermesh, Collins, Hardesty, Ward, Weise and Whates, with Mr. Hamermesh serving as Chairman. The KLXE Nominating and Corporate Governance Committee’s responsibilities include, among other things:
•
actively identifying individuals qualified to become KLXE Board members; and

•
recommending to the KLXE Board the director nominees for election at the next annual meeting of stockholders; and

•
making recommendations with respect to corporate governance matters.

Under the KLXE Nominating and Corporate Governance Committee charter, directors must inform the Chairman of the KLXE Board and the Chair of the KLXE Nominating and Corporate Governance Committee in advance of accepting an invitation to serve on another public company board. In addition, the Nominating and Corporate Governance Committee charter provides that no director may sit on the KLXE Board, or beneficially own more than 1% of the outstanding equity securities, of any of KLXE’s competitors in its principal lines of business. KLXE also discourages its directors from serving on the board of directors of more than three public companies.
The responsibilities of the KLXE Nominating and Corporate Governance Committee are more fully described in the Nominating and Corporate Governance Committee charter, which is posted on the KLXE website at www.klxenergy.com, and KLXE will provide a copy in print to any stockholder that requests it.
Integration Committee.   The Integration Committee’s responsibilities will include, among other things:
•
oversee management’s implementation of the integration of the combined business after the completion of the merger;

•
oversee, monitor and assess, including key milestones, timelines, organization, cost synergies and the budget for achieving such synergies, as well as KLXE’s progress in achieving its integration plans;

•
together with the KLXE Compensation Committee, oversee and monitor the retention of talent and capabilities and approve any integration performance metric under KLXE’s incentive compensation programs and review the performance results;

•
together with the KLXE Audit Committee, oversee and monitor KLXE’s progress on integrating systems, processes, and controls;

•
provide regular reports to the KLXE Board on the progress of the integration; and

•
act in such other manner as the KLXE Board may direct.

The responsibilities of the Integration Committee are more fully described in KLXE’s Integration Committee charter, which will be posted on the KLXE website at www.klxenergy.com prior to closing. KLXE will provide a copy in print to any stockholder that requests it.

Meetings of the KLXE Board and its Committees
During 2019, the KLXE Board held seven meetings and met in executive session on five of those occasions. Generally executive sessions are held without management present. Committee meetings were held in 2019 as follows:
Audit Committee	5
Compensation Committee	4
Nominating and Corporate Governance Committee	2
All members of the KLXE Board attended, on average, at least 75% of the aggregate of the total number of meetings of the KLXE Board and the total number of meetings held by each committee on which he served in 2019.
From time to time between meetings, KLXE Board and committee members confer with each other and with management and independent consultants regarding relevant issues, and representatives of management may meet with such consultants on behalf of the relevant committee.
Directors are expected to attend the KLXE 2020 annual stockholder meeting, absent extenuating circumstances. Each member of the KLXE Board attended KLXE’s 2019 annual meeting of stockholders.
Board Diversity
The Chairman of the KLXE Board and the KLXE Nominating and Corporate Governance Committee, in accordance with the KLXE Board’s governance principles, seek to create a board that, as a whole, is strong in its collective knowledge and diverse in its skills and experience with respect to industry knowledge, vision and strategy, human resource management, general management and leadership, marketing, business operations, business judgment, crisis management, risk assessment, accounting and finance, capital markets, general corporate governance and global markets.
In considering candidates for the KLXE Board, the KLXE Nominating and Corporate Governance Committee considers the entirety of each candidate’s credentials in the context of these standards and such other factors that the KLXE Nominating and Corporate Governance Committee considers appropriate so that the KLXE Board includes members, if suitable, with diverse backgrounds, perspectives, skills and experience, who are likely to serve KLXE’s anticipated needs and enhance the KLXE Board’s dynamics and effectiveness. The KLXE Nominating and Corporate Governance Committee believes the KLXE Board has achieved its diversity objectives as evidenced by KLXE Board members with extensive experience in general management, human resources, manufacturing operations, marketing, engineering, capital markets, developing and executing mergers and acquisition strategies, including successful integration activities related thereto, as founders or co-founders of a multitude of businesses, and the collective experiences developed during their business careers in various industries, including oil and natural gas and related industries.
KLXE Risk Management Framework
KLXE has adopted enterprise risk management policies based on the Integrated Framework of the Committee of Sponsoring Organizations (“COSO”). Under KLXE’s policies, the company’s Vice President of Operations is responsible for identifying risks that could affect achievement of business goals and strategies, assessing the likelihood and potential impact of significant risks and prioritizing risks and actions to be taken in response. The Vice President of Operations reports to KLXE’s CEO, Chief Financial Officer (“CFO”) and General Counsel, Vice President — Law and Corporate Secretary on actions to monitor and manage significant risks in order to remain within KLXE’s range of risk tolerance.
Board Oversight
The CEO, CFO and General Counsel, Vice President — Law and Corporate Secretary periodically report on KLXE’s risk management policies and practices to relevant KLXE Board committees and to the full KLXE Board. The KLXE Audit Committee annually reviews major financial risk exposures and a number of operational, compliance, reputational and strategic risks, as well as practices to monitor and manage those risks. The KLXE Audit Committee also reviews overall policies and practices for enterprise risk management, including the delegation of practices and a number of significant risks in the course of their reviews of corporate strategy, business plans, reports of KLXE Board committee meetings and other presentations.
Board and Committee Risk Oversight Responsibilities
Board/Committee	Primary Areas of Risk Oversight
KLXE Board	Risk management process and structure, strategic risks associated with business plan, and other significant risks such as major litigation, business development risks and succession planning.
KLXE Audit Committee	Major financial risk exposures, significant operational, compliance, reputational and strategic risks, and overall policies and practices for enterprise risk management.
KLXE Compensation Committee	Risks related to executive recruitment, assessment, development, retention and succession policies and programs, risks associated with compensation policies and practices, including incentive compensation.
KLXE Nominating and Corporate Governance Committee	Risks and exposures related to corporate governance, leadership structure, effectiveness of KLXE Board and Committee oversight, review of director candidates, conflicts of interest and director independence.
The KLXE Board and KLXE Compensation Committee believe the company’s compensation incentives reflect the appropriate balance between opportunity and risk, and will encourage executives to act in a manner consistent with this balance. KLXE mitigates compensation-related risks to its long-term performance, ethical standards and reputation in the following ways:
What KLXE Does	What KLXE Does Not Do

•
Link NEO and executive pay to performance through long-term incentive compensation

•
Use four-year vesting for initial NEO equity awards and three-year vesting for essentially all other equity awards

•
Utilize an independent compensation consultant

•
Post employment covenants with every KLXE employee prohibiting acts involving use of proprietary information, soliciting KLXE employees and in certain cases, engaging in competitive activities

•
No excise tax gross-ups upon change in control

•
No hedging or pledging or speculative transactions in KLXE securities by directors and executive officers

•
No repricing of equity awards without stockholder approval

•
No excessive perquisites

•
No encouraging imprudent risk taking

Board Leadership Structure
The KLXE Board has determined that the roles of Chairman and CEO should remain separate and that Mr. Collins, who is an independent director, should continue to serve as the Chairman of the KLXE Board. The KLXE Board believes that the current leadership of the KLXE Board, when combined with the other elements of its corporate governance structure, strikes an appropriate balance between strong leadership and independent oversight of the company’s business and affairs.
The KLXE Board is composed of a majority of independent directors. The KLXE Audit Committee, KLXE Compensation Committee, and KLXE Nominating and Corporate Governance Committee are each composed solely of independent directors. The company’s independent directors bring experience, oversight and expertise from outside the company.
Six out of the eight members of the KLXE Board are independent, and the chair and members of each of KLXE ‘s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee are independent directors. As a result, independent directors oversee all significant matters affecting KLXE, including the company’s financial statements, executive compensation matters, the nomination and assessment of directors and the risk management practices. Independent directors regularly meet in executive sessions not attended by the non-independent directors and management in conjunction with each regular KLXE Board and Committee meeting and as they otherwise deem appropriate.
At each executive session, the respective chair of the KLXE Board Committee relating to the specific matter discussed by the independent directors, leads the discussion. For example, the chair of the KLXE Nominating and Corporate Governance Committee leads the discussions with respect to director nominations, the current composition of the KLXE Board and other KLXE Board policy matters.
Following each executive session, the independent directors report the results of the discussions to the full KLXE Board, as appropriate. These discussions are led by the appropriate Committee chair. Additional executive sessions may be convened at any time at the request of an independent director and, in such event, the independent director chairperson of the Committee most closely associated with the discussed topic leads the discussion and the report to the full KLXE Board. During executive sessions, directors also discuss and propose matters to be included in the agenda for future KLXE Board meetings.
Prohibition on Hedging; Pledging of shares of KLXE Common Stock
To avoid conflicts of interest that could undermine the goals of KLXE’s share ownership policy and the focus on sustainable long-term growth, KLXE prohibits directors and employees from entering into transactions involving short sales of KLXE’s securities or put or call options based on its securities, except for options granted under KLXE compensation programs. In addition, directors and NEOs are generally prohibited from holding shares of KLXE Common Stock in a margin account or pledging shares of KLXE Common Stock as collateral for a loan unless the company’s General Counsel, Vice President — Law and Corporate Secretary provides pre-clearance after the director or executive clearly demonstrates the financial capability to repay the loan without resort to the pledged securities.
Compensation Committee Interlocks and Insider Participation
No person who is or has been an officer or other employee of KLXE served as a member of KLXE’s Compensation Committee. During 2019, no executive officer of KLXE served as a member of the Compensation Committee of the board (or as a director) of any company where an executive officer of such company is a member of the KLXE Compensation Committee or a director of KLXE. No member of the KLXE Compensation Committee was a party to any transaction required to be disclosed as a related-person transaction.
Codes of Business Conduct
KLXE has a code of business conduct that applies to all of KLXE’s directors, officers and employees, including its principal executive officer, principal financial officer, controller, treasurer and all other employees performing a similar function. KLXE maintains a copy of its code of business conduct, including any amendments thereto and any waivers applicable to any of its directors and officers, on the KLXE website at www.klxenergy.com.
Corporate Governance Guidelines
KLXE has Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions and other policies for the governance of KLXE in accordance with Nasdaq’s listing standards. KLXE maintains a copy of its corporate governance guidelines on the KLXE website at www.klxenergy.com.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On May 3, 2020, KLXE, QES, Acquiror and Merger Sub, entered into the Merger Agreement, pursuant to which they agreed to combine in an all stock merger transaction. Pursuant to the Merger Agreement, Merger Sub will merge with and into QES, with QES as the surviving corporation and an indirect wholly owned subsidiary of KLXE. Upon successful completion of the merger, each issued and outstanding share of QES Common Stock, par value $0.01 per share, will be converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment for the reverse stock split of KLXE Common Stock expected to be implemented prior to the consummation of the merger, as discussed in this joint proxy statement/prospectus.
The unaudited pro forma condensed combined financial statements should be read in conjunction with the separate historical financial statements, accompanying notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations of KLXE and of QES, each included elsewhere in this joint proxy statement/prospectus.
The unaudited pro forma condensed combined financial statements are based on and have been derived from KLXE’s and QES’s historical financial statements, including KLXE’s audited consolidated statement of earnings (loss) for its fiscal year ended January 31, 2020, unaudited consolidated statement of earnings (loss) for the three months ended April 30, 2020 and unaudited consolidated balance sheet as of April 30, 2020 and QES’s audited consolidated statement of operations for the fiscal year ended December 31, 2019, unaudited consolidated statement of operations for the three months ended March 31, 2020 and unaudited consolidated balance sheet as of March 31, 2020. The unaudited pro forma condensed combined financial statements have been prepared pursuant to Article 11 of SEC Regulation S-X.
KLXE’s fiscal year ends on January 31 of each year and QES’s fiscal year ends on December 31 of each year. The unaudited pro forma condensed combined statements of loss are presented on the basis of KLXE’s fiscal year and combine the historical results of the fiscal periods of KLXE and QES. Since QES’s fiscal year end differs by less than 93 days from KLXE’s year end, pursuant to Rule 11-02(c)(3) of Regulation S-X, KLXE combines its statements of loss and those of QES using their respective fiscal years. The unaudited pro forma condensed combined balance sheet combines the KLXE audited consolidated balance sheet as of April 30, 2020 and the QES unaudited consolidated balance sheet as of March 31, 2020.
The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on April 30, 2020. The unaudited pro forma condensed combined statement of loss for the fiscal year ended January 31, 2020 and the unaudited pro forma condensed combined statement of loss for the three months ended April 30, 2020 give effect to the merger as if it had occurred on February 1, 2019. In the opinion of KLXE management, the unaudited pro forma condensed combined financial statements reflect adjustments that are both necessary to present fairly the unaudited pro forma condensed combined statement of loss and the unaudited pro forma condensed combined financial position of KLXE’s business as of and for the periods indicated, and the pro forma adjustments are based on currently available information and assumptions KLXE believes are factually supportable, directly attributable to the merger and are expected to have a continuing impact on KLXE.
The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what KLXE’s results from operations or financial position would have been had the merger occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of KLXE’s future results of operations or financial position.
The following unaudited pro forma condensed combined statement of loss and unaudited pro forma condensed combined balance sheet give pro forma effect to the consummation of the merger on the terms provided for in the Merger Agreement; and
The unaudited merger pro forma adjustments reflect adjustments related to:
•
the application of the acquisition method of accounting in connection with the merger;

•
the preliminary fair value estimate of assets to be acquired and liabilities to be assumed;

•
the repayment of the QES ABL Facility; and

•
the reverse stock split of KLXE’s Common Stock at a ratio of 1-for-10.

The merger is subject to closing adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary, and have been made solely for the purpose of providing unaudited pro forma condensed combined financial statements as required by the SEC rules. Differences between these preliminary estimates and the final merger accounting may be material.

KLX ENERGY SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF APRIL 30, 2020
(in millions)
	Historical — KLXE	Historical — QES	Note 3 Reclassification Adjustments	Note 4 Merger Pro Forma Adjustments	Note	Pro Forma Condensed Combined
ASSETS
Current assets:
Cash and cash equivalents	$125.6	$23.2	$—	$(32.0)	(a)	$116.8
Accounts receivable	54.9	59.0	4.9	—		118.8
Unbilled receivables	—	4.9	(4.9)	—		—
Inventories, net	12.1	23.4	—	—		35.5
Other current assets	11.8	7.8	—	—		19.6
Total current assets	204.4	118.3	—	(32.0)		290.7
Property and equipment, net	158.1	99.2	—	—	(b)	257.3
Operating lease – right of use asset	—	9.7	—	(9.7)	(f)	—
Goodwill and identifiable intangible assets	5.5	—	—	—	(d)	5.5
Other assets	10.2	1.2	—	(1.0)	(c)	10.4
	$378.2	$228.4	$—	$(42.7)		$563.9
LIABILITIES AND PARENT COMPANY EQUITY
Current liabilities:
Accounts payable	$27.3	$38.5	$(0.2)	$—		$65.6
Accrued interest	14.4	—	0.2	—		14.6
Accrued liabilities	21.7	23.3	—	7.4	(e)(f)	52.4
Current lease liabilities	—	7.1	—	(4.3)	(f)	2.8
Total current liabilities	63.4	68.9	—	3.1		135.4
Other non-current liabilities	3.5	0.1	—	1.2	(f)	4.8
Long-term debt	243.2	32.0	—	(32.0)	(a)	243.2
Long-term operating lease liabilities	—	7.2	—	(7.2)	(f)	—
Long-term financing lease liabilities	—	7.3	—	—		7.3
Equity:
Common stock	0.2	0.4	—	(0.6)	(g)	—
Additional paid-in capital	415.8	360.3	—	(313.2)	(g)	462.9
Treasury stock	(3.9)	(5.9)	—	5.9	(g)	(3.9)
Accumulated deficit	(344.0)	(241.9)	—	300.1	(d)(e)(g)	(285.8)
Total stockholders’ equity	68.1	112.9	—	(7.8)		173.2
	$378.2	$228.4	—	$(42.7)		$563.9
See accompanying notes to unaudited pro forma condensed combined financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS
FOR THE THREE MONTHS ENDED APRIL 30, 2020
(in millions)
	Historical — KLXE	Historical — QES	Note 3 Reclassification Adjustments	Note 5 Merger Pro Forma Adjustments	Note	Pro Forma Condensed Combined
Service revenues	$83.0	$92.8	$—	$—		$175.8
Cost of sales	92.2	—	91.0	—		183.2
Direct operating costs		81.5	(81.5)			—
Depreciation and amortization		9.9	(9.9)	—		—
Selling, general and administrative	17.4	—	12.4	(1.0)	(a)	28.8
General and administrative		12.1	(12.1)	—		—
Gain on disposition of assets		(0.1)	0.1	—		—
Research and development costs	0.3	—	—	—		0.3
Impairment charges	208.7	9.3	—	—		218.0
Other (expense)/income		—	—	—		—
Operating loss	(235.6)	(19.9)	(0.0)	1.0		254.5
Interest expense	7.4	0.7	—	(0.5)	(b)	7.6
Earnings before income taxes	(243.0)	(20.6)	(0.0)	1.5		(262.1)
Income tax expense	0.1	0.1	—	—		0.2
Net earnings	$(243.1)	$(20.7)	$(0.0)	$1.5		$(262.3)
Net (loss)/earnings per share – basic	$(10.52)	$(0.62)			(c)	$(63.98)
Net (loss)/earnings per share – diluted	$(10.52)	$(0.62)			(c)	$(63.98)
Weighted average common shares –
Basic	23.1	33.6			(c)	4.1
Diluted	23.1	33.6			(c)	4.1
See accompanying notes to unaudited pro forma condensed combined financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF LOSS
FOR THE FISCAL YEAR ENDED JANUARY 31, 2020
(in millions)
	Historical — KLXE	Historical — QES	Note 3 Reclassification Adjustments	Note 5 Merger Pro Forma Adjustments	Note	Pro Forma Condensed Combined
Service revenues	$544.0	$484.3	$—	$—		$1,028.3
Cost of sales	470.0	—	457.8	—		927.8
Direct operating costs		411.7	(411.7)			—
Depreciation and amortization		49.5	(49.5)			—
Selling, general and administrative	100.0	—	62.1	(1.4)	(a)	160.7
General and administrative		55.1	(55.1)	—		—
Gain on disposition of assets		(1.9)	(1.9)	—		—
Research and development costs	2.7	—	—	—		2.7
Impairment charges	47.0	(41.6)	(5.4)	—		83.2
Other (expense)/income		(0.1)	0.1	—		—
Operating loss	(75.7)	(71.8)	(0.0)	1.4		(146.1)
Interest expense	(29.2)	3.2	—	(2.4)	(b)	30.0
Earnings before income taxes	(104.9)	(75.0)	(0.0)	3.8		(176.1)
Income tax expense	(8.5)	0.4	—	—		(8.1)
Net earnings	$(96.4)	$(75.4)	$(0.0)	$3.8		$(168.0)
Net (loss)/earnings per share – basic	$(4.32)	$(2.24)			(c)	$(42.00)
Net (loss)/earnings per share – diluted	$(4.32)	$(2.24)			(c)	$(42.00)
Weighted average common shares –
Basic	22.3	33.6			(c)	4.0
Diluted	22.3	33.6			(c)	4.0
See accompanying notes to unaudited pro forma condensed combined financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Note 1. Description of the Transaction
On May 3, 2020, KLXE, QES, Acquiror and Merger Sub, entered into the Merger Agreement, pursuant to which they agreed to combine in an all stock merger transaction. Pursuant to the Merger Agreement, Merger Sub will merge with and into QES, with QES as the surviving corporation an indirect and wholly owned subsidiary of KLXE. Following completion of the merger, the company will retain the KLX Energy Services Holdings, Inc. name and will be headquartered in Houston, Texas. KLXE believes the merger will create an industry-leading provider of asset-light oilfield solutions across the full well lifecycle including drilling, completion and production related products and services.
Upon successful completion of the merger, each issued and outstanding share of QES Common Stock, par value $0.01 per share, will be converted into the right to receive 0.4844 shares of KLXE Common Stock, subject to adjustment for the reverse stock split of KLXE Common Stock expected to be implemented prior to the consummation of the merger, as discussed in this joint proxy statement/prospectus. The exchange ratio is fixed and will not be adjusted for changes in the market price of either KLXE Common Stock or QES Common Stock between the signing of the Merger Agreement and the Effective Time of the merger. KLXE stockholders will continue to own their existing shares of KLXE Common Stock. Based on the exchange ratio, the number of outstanding shares of QES Common Stock (plus the number of shares underlying outstanding QES phantom units and outstanding QES restricted stock units (but excluding cash settled Converted PSUs)) and the number of outstanding shares of KLXE Common Stock (including KLXE restricted stock awards), it is estimated that KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41%, respectively, of the issued and outstanding shares of KLXE on a fully diluted basis immediately following the Effective Time of the merger.
Completion of the merger is subject to approval by both KLXE stockholders and QES stockholders. As of the date of this joint proxy statement/prospectus, the merger is expected to be completed during the second half of 2020.
Note 2. Basis of Pro Forma Presentation
The accompanying unaudited pro forma condensed combined financial statements have been prepared pursuant to Article 11 of SEC Regulation S-X. The accompanying unaudited pro forma condensed combined financial statements are based on the historical financial information of KLXE and QES. In the opinion of KLXE management, the unaudited pro forma condensed combined financial statements reflect adjustments that are both necessary to present fairly the unaudited pro forma condensed combined statements of earnings and the unaudited pro forma condensed combined financial position of KLXE’s business as of and for the periods indicated, and the pro forma adjustments are based on currently available information and assumptions KLXE believes are factually supportable, directly attributable to the merger and are expected to have a continuing impact on KLXE.
The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what KLXE’s results from operations or financial position would have been had the merger occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of KLXE’s future results of operations or financial position.
KLXE and QES prepare their respective financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”) . The merger will be accounted for using the acquisition method of accounting, with KLXE being treated as the accounting acquirer. In identifying KLXE as the acquiring entity for accounting purposes, KLXE and QES took into account a number of factors as of the date of this joint proxy statement/prospectus, including which entity is issuing its equity interests, the expectation that following the Effective Time holders of shares of KLXE Common Stock as of immediately prior to the Effective Time will hold, in the aggregate, approximately 59% of the issued and outstanding shares of KLXE Common Stock (based on fully diluted shares outstanding of KLXE) immediately following the Effective Time, the intended corporate governance structure of KLXE, the intended senior management of KLXE, and the terms of the share exchange. No single factor was the sole determinant in the overall conclusion that KLXE is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion.
The unaudited pro forma condensed combined balance sheet gives effect to the merger as if it had occurred on April 30, 2020. The unaudited pro forma condensed combined statements of loss for the fiscal year ended January 31, 2020 and for the three months ended April 30, 2020 give effect to the merger as if it had occurred on February 1, 2019. KLXE’s fiscal year ends on January 31 of each year and QES’s fiscal year ends on December 31 of each year. The unaudited pro forma condensed combined statements of loss are presented on the basis of KLXE’s fiscal year and combine the historical results of the fiscal periods of KLXE and QES. The unaudited pro forma condensed combined balance sheet combines the KLXE unaudited consolidated balance sheet as of April 30, 2020 and the QES unaudited consolidated balance sheet as of March 31, 2020.
The unaudited pro forma condensed combined financial statements are for illustrative and informational purposes only and are not intended to represent what KLXE’s results from operations or financial position would have been had the merger occurred on the dates indicated. The unaudited pro forma condensed combined financial statements also should not be considered indicative of KLXE’s future results of operations or financial position.
Preliminary Consideration
The initial allocation of the preliminary consideration value reflected in these pro forma financial statements consists of equity consideration in the form of shares of KLXE Common Stock issued to QES stockholders with a preliminary estimate of $46.9 million. The amount of equity consideration is based on approximately 17.6 million shares of KLXE Common Stock that KLXE would expect to issue to holders of QES Common Stock in connection with the merger, based on the number of fully diluted shares of QES Common Stock outstanding as of June 22, 2020 and the QES exchange ratio of 0.4844 provided in the Merger Agreement. The preliminary equity consideration has been prepared based on the share price of KLXE Common Stock on June 22, 2020, equal to $2.67 per share. The actual number of shares of KLXE Common Stock issued to holders of QES Common Stock will be based upon the actual number of fully diluted QES shares immediately prior to the Effective Time. The Merger Agreement does not contain any provision that would adjust the exchange ratio based on the fluctuations in the market value of either the KLXE Common Stock or QES Common Stock. As a result, the implied value of the merger consideration to QES stockholders will fluctuate between now and the closing date of the merger.
The preliminary consideration is calculated as follows:
(in thousands except exchange ratio and share price)
QES fully diluted common shares as of June 22, 2020	36,277
Exchange ratio	0.4844
KLXE common shares issued in exchange	17,572
KLXE closing share price as of June 22, 2020		$2.67
Total consideration transferred		$46,918
The preliminary estimate of the consideration does not purport to represent the actual value of the total consideration that will be received by the QES stockholders when the merger is completed. The fair value of the equity securities comprising the consideration will be measured on the closing date of the merger at the then-current market price per share of KLXE Common Stock. This will likely result in a difference from the $2.67 per share on June 22, 2020 assumed in the calculation, and that difference may be material. For example, an increase or decrease of $1 per share in the price of the KLXE Common Stock on the closing date of the merger from the price of KLXE Common Stock assumed in these pro forma financial statements would change the value of the preliminary consideration by approximately $17.6 million, which would be reflected as a corresponding increase or decrease to the bargain purchase gain recorded in connection with the merger.

Fair Value Estimate of Assets to be Acquired and Liabilities to be Assumed
The table below represents an initial allocation of the preliminary consideration to QES’s tangible and intangible assets acquired and liabilities assumed based on management’s preliminary estimate of their respective fair values as of March 31, 2020 (amounts in millions):
	Historical	Fair Value Adjustment	Fair Value
Preliminary consideration			$46.9
Cash and cash equivalents	23.2	—	23.2
Accounts receivable and unbilled receivables	63.9	—	63.9
Inventories, net	23.4	—	23.4
Property and equipment, net	99.2	—	99.2
All other assets	18.7	—	18.7
Total Assets	228.4	—	228.4
Accounts payable	(38.5)	—	(38.5)
Accrued liabilities	(23.3)	—	(23.3)
All other current liabilities	(7.2)	—	(7.2)
Long-term debt	(32.0)	—	(32.0)
All other long-term liabilities	(14.5)	—	(14.5)
Total Liabilities	(115.5)	—	(115.5)
Fair value of net assets			112.9
Bargain purchase gain			$66.0
The acquisition method of accounting incorporates fair value measurements that can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The allocation of the estimated purchase price is preliminary, pending finalization of various estimates and analyses. Because the pro forma financial statements have been prepared based on preliminary estimates of consideration and fair values attributable to the merger, the actual amounts eventually recorded for the merger, including the bargain purchase gain or goodwill, if applicable, may differ materially from the information presented. The preliminary purchase price allocation was based in part on an asset valuation study prepared by a third party for QES, and the preliminary allocation indicates there may be a bargain purchase gain. Consistent with past practice, KLXE intends to engage outside valuation experts to assist with the allocation of the purchase price after the merger closes, and that allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the bargain purchase gain described above.
Note 3. Reclassifications
Certain items in the QES financial statements have been reclassified in the unaudited pro forma condensed combined financial statements to conform to KLXE’s financial statement presentation.
Balance Sheet Reclassifications
$4.9 million was reclassified from QES’s unbilled receivables to accounts receivable, and $0.2 million was reclassified from accounts payable to accrued interest to conform to KLXE’s presentation.
Income Statement Reclassifications
For the fiscal year ended January 31, 2020, amounts of $411.7 million and $46.1 million were reclassified from QES’s direct operating costs and depreciation and amortization, respectively, to cost of sales. The remaining $3.4 million of depreciation and amortization, related to SG&A depreciation, amortization of intangible assets and amortization of leases, was reclassified to selling, general and administrative expense. General and administrative expenses of $55.1 million, $5.4 million of impairment and other charges related to restructuring activities, $1.9 million of gain on asset sales, and $0.1 million of other expense were reclassified to selling, general and administrative expenses. For the three months ended April 30, 2020, amounts of $81.5 million and $9.5 million were reclassified from QES’s direct operating costs and depreciation and amortization, respectively, to cost of sales. The remaining $0.4 million of depreciation and amortization, related to SG&A depreciation, amortization of intangible assets and amortization of leases, was reclassified to selling, general and administrative expense. General and administrative expenses of $12.1 million and $0.1 million of gain on asset sales were reclassified to selling, general and administrative expenses. The reclassifications for the fiscal year ended January 31, 2020 and three months ended April 30, 2020 were made to conform to KLXE’s presentation.
Note 4. Adjustments to Pro Forma Balance Sheet
a.
The cash balance is presented net of the repayment of the QES ABL Facility.

b.
The preliminary fair value of property and equipment was based on an asset valuation study prepared by a third party for QES for the quarter ended March 31, 2020. Consistent with past practice, KLXE intends to engage outside valuation experts to assess the fair value of property and equipment and assist with the allocation of the purchase price after the merger closes, and that may differ materially from the preliminary fair value and allocation.

c.
Represents the elimination of deferred financing costs due to the termination of the QES ABL Facility as a result of the closing of the merger.

d.
The preliminary purchase price allocation was based in part on an asset valuation study prepared by a third party for QES for the quarter ended March 31, 2020, and the preliminary allocation indicates there may be a bargain purchase gain reflected in accumulated deficit. Consistent with past practice, KLXE intends to engage outside valuation experts to assist with the allocation of the purchase price after the merger closes, and that allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the bargain purchase gain described above.

e.
Represents one-time transaction-related expenses of $6.8 million that are expected to occur concurrent with the closing of the merger.

f.
QES has adopted ASC Topic 842, Leases, which required them to recognize a lease liability and corresponding right of use asset in its balance sheet. KLXE has not yet been required to adopt this standard and as such, has adjusted the operating lease — right of use asset, current lease liabilities and long-term operating lease liabilities to account for QES’s leases in accordance with the accounting standards employed by KLXE. Additionally, QES impaired their operating lease — right of use asset during the quarter ended March 31, 2020 due to industry conditions. In accordance with KLXE policy, an increase was made to accrued liabilities for $0.6 million and other non-current liabilities for $1.2 million to account for the impairment.

g.
The following represent the pro forma adjustments impacting equity (amounts in millions):

•
Adjustments to Historical Equity:   Elimination of QES’s historical stockholders’ equity.

•
Consideration:   Represents the allocation of the preliminary equity consideration of $51.7 million to common stock at par value of $0.01 per share ($0.2 million) and additional paid-in-capital ($46.7 million).

•
Stock Split:   Assumes consummation of the merger and approval of a 1-for-10 reverse stock split by the KLXE stockholders.

Note 5. Adjustments to Pro Forma Statement of Loss
For the three months ended April 30, 2020
a.
Elimination of $1.0 million of one-time transaction-related expenses.

b.
Elimination of interest expense related to the QES ABL Facility, which will be paid off in accordance with the Merger Agreement. The remaining interest relates to QES’s lease obligations, which will continue subsequent to the merger.

c.
Net loss per share reflects the reverse stock split of KLXE’s Common Stock at a ratio of 1-for-10. Subject to KLXE stockholder approval, the reverse stock split may be implemented in the range of 1-for-5 to 1-for-10. Net loss per basic and diluted share would be $(31.99) at a ratio of 1-for-5.

For the year ended January 31, 2020
a.
Elimination of amortization expense as no value is ascribed to intangible assets based on the preliminary fair value of intangible assets; therefore, no amortization expense would have been recorded had the merger been effective at February 1, 2019.

b.
Elimination of interest expense related to the QES ABL Facility, which will be paid off in accordance with the Merger Agreement. The remaining interest relates to QES’s lease obligations, which will continue subsequent to the merger.

c.
Net loss per share reflects the reverse stock split of KLXE’s Common Stock at a ratio of 1-for-10. Subject to KLXE stockholder approval, the reverse stock split may be implemented in the range of 1-for-5 to 1-for-10. Net loss per basic and diluted share would be $(21.00) at a ratio of 1-for-5.

U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of the U.S. federal income tax consequences to U.S. holders and Non-U.S. holders of KLXE Common Stock of the reverse stock split. This discussion also summarizes the U.S. federal income tax consequences to U.S. holders and Non-U.S. holders of QES Common Stock of receiving KLXE Common Stock in the merger. This summary deals only with U.S. holders or Non-U.S. holders that use the U.S. dollar as their functional currency and hold their KLXE Common Stock or QES Common Stock (in each case, as applicable) as a capital asset. This summary does not address tax considerations applicable to investors subject to special rules, such as persons owning (either actually or constructively) 10% or more of either the QES Common Stock or the KLXE Common Stock, certain financial institutions, dealers or traders, insurance companies, tax-exempt entities, persons holding their shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction. It also does not address any U.S. state and local tax, U.S. federal non-income tax or Non-U.S. tax considerations. It also does not address the alternative minimum tax or the Medicare tax on net investment income.
As used here, “holder” means a beneficial owner of KLXE Common Stock or QES Common Stock (as applicable). “U.S. holder” means a holder that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate the income of which is subject to U.S. federal income tax without regard to its source. “Non-U.S. holder” means a holder that is, for U.S. federal income tax purposes, an individual, a corporation, a trust or an estate that is not a U.S. holder.
Partnerships holding KLXE Common Stock, and partners in such partnerships, should consult their own tax advisors about the U.S. federal income tax consequences to them of the reverse stock split. Partnerships holding QES Common Stock, and partners in such partnerships, should consult their own tax advisors about the U.S. federal income tax consequences to them of receiving KLXE Common Stock in the merger and of owning and disposing of such stock after the merger. No ruling has been or will be sought from the Internal Revenue Service (“IRS”), and no opinion of counsel has been or will be rendered, regarding the U.S. federal income tax consequences of the reverse stock split or the merger described herein. This summary is not binding on the IRS or a court, and there can be no assurance that the tax consequences described in this summary will not be challenged by the IRS or that they would be sustained by a court if so challenged.
The Reverse Stock Split
KLXE intends to treat the reverse stock split as a “recapitalization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. Assuming the reverse stock split so qualifies, U.S. holders and Non-U.S. holders will not recognize gain or loss upon the reverse stock split, other than in respect of cash received in lieu of fractional shares. U.S. holders and Non-U.S. holders receiving cash in lieu of fractional shares will generally recognize capital gain or loss in an amount equal to the difference between their basis allocated to such fractional share and the amount of cash received. The taxation of any gain in respect of cash received by a non-U.S. holder in respect of a fractional share is generally similar to that described below under “Tax Consequences of the Merger — Non. U.S. Holders” (as applied to KLXE instead of QES, and in relation to the reverse stock split instead of the merger).
A holder’s aggregate tax basis in the shares of KLXE Common Stock received pursuant to the reverse stock split will equal the aggregate tax basis of the KLXE Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of KLXE Common Stock), and the holding period in the shares of KLXE Common Stock received will include the holding period in the shares of KLXE Common Stock surrendered. U.S. holders of shares of KLXE Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the aggregate tax basis in the KLXE Common Stock surrendered among the shares of KLXE Common Stock received and regarding the holding period of such shares.
Tax Consequences of the Merger
The merger is expected to be a taxable transaction, and not to qualify as a transaction described in Section 368(a) of the Code. If the merger were to qualify as a transaction described in Section 368(a) of the

Code, then a holder of QES Common Stock generally would not recognize gain or loss on its exchange of QES Common Stock for merger consideration, and such holder’s tax basis and holding period in the QES Common Stock surrendered in such exchange generally would carry over to the KLXE Common Stock received.
The remainder of this discussion assumes that the merger will be a taxable transaction.
U.S. Holders
A U.S. holder of QES Common Stock (with the possible exception of certain U.S. holders who, directly or by attribution, otherwise own shares of KLXE Common Stock) will recognize capital gain or loss on the exchange of QES Common Stock for the merger consideration in an amount equal to the difference between the U.S. holder’s adjusted tax basis in its QES Common Stock and the fair market value of the KLXE Common Stock (and cash in lieu of fractional shares, if any) received in the exchange. U.S. holders receiving KLXE Common Stock in the merger will take such stock with a basis equal to that fair market value. There is no definitive guidance under U.S. federal income tax law as to the proper method for determining fair market value for this purpose. One reasonable method for determining the fair market value of the KLXE Common Stock received would be to use the average trading price of such stock on the day of receipt.
Gain or loss recognized by U.S. holders on the exchange of QES Common Stock for KLXE Common stock generally will be long-term capital gain or loss if the holder has held the QES Common Stock exchanged for more than one year. Deductions for capital losses are subject to limitations.
Non-U.S. Holders
In general, the U.S. federal income tax consequences of the merger to Non-U.S. holders will be the same as those described above for U.S. holders, except that (with the possible exception of certain Non-U.S. holders who, directly or by attribution, otherwise own shares of KLXE Common Stock) a Non-U.S. holder generally will not be subject to U.S. federal income tax on any gain recognized on the receipt of the merger consideration in exchange for KLXE Common Stock pursuant to the merger, unless:
•
such gain is “effectively connected” with a trade or business of the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. holder’s permanent establishment in the United States);

•
the Non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met; or

•
the Non-U.S. holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of QES Common Stock at any time during the five-year period preceding the merger, and QES is, or has been during the shorter of the five-year period preceding the merger or the period that the Non-U.S. holder held QES Common Stock, a “United States real property holding corporation” within the meaning of the Code.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a Non-U.S. holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A Non-U.S. holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized in the same taxable year. If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. QES believes that it has not been, is not, and will not be, at any time during the five-year period preceding the merger, a “United States real property holding corporation.”
Information Reporting and Backup Withholding
In general, information reporting requirements may apply to dividends, sales proceeds or other amounts paid to U.S. holders and Non-U.S. holders, unless an exemption applies. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns.
A U.S. holder or Non-U.S. holder can claim a credit against its U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess, provided that all required information is timely provided to the IRS. U.S. holders and Non-U.S. holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. EACH HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE REVERSE STOCK SPLIT, MERGER AND OWNERSHIP OF KLXE COMMON STOCK IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

DESCRIPTION OF KLXE CAPITAL STOCK
The following description of KLXE’s Common Stock is not complete and may not contain all the information you should consider before investing in KLXE’s Common Stock. This description is a summary of certain provisions contained in, and is qualified in its entirety by reference to, the KLXE amended and restated certificate of incorporation, and the KLXE amended and restated bylaws. The following information does not give effect to the proposed reverse stock split of KLXE Common Stock described in KLXE Proposal 2 in this joint proxy statement/prospectus.
Authorized Capital Stock
Under KLXE’s amended and restated certificate of incorporation, its authorized capital stock consists of 110 million shares of common stock, par value $0.01 per share, and 11 million shares of preferred stock, par value $0.01 per share.
Common Stock
As of June 25, 2020, there were 24,861,932 shares of KLXE Common Stock outstanding.
Dividend Rights.   Subject to the rights, if any, of the holders of any outstanding series of KLXE preferred stock, holders of KLXE Common Stock will be entitled to receive dividends out of any of KLXE’s funds legally available when, as and if declared by the KLXE Board.
Voting Rights.   Each holder of KLXE Common Stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. KLXE’s amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.
Liquidation.   If KLXE liquidates, dissolves or winds up its affairs, holders of KLXE Common Stock are entitled to share proportionately in the assets of KLXE available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of KLXE’s preferred stock.
Other Rights.   All of KLXE’s outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock KLXE will issue in connection with the merger also will be fully paid and nonassessable. The holders of KLXE Common Stock have no preemptive rights and no rights to convert their KLXE Common Stock into any other securities, and the KLXE Common Stock is not subject to any redemption or sinking fund provisions.
Preferred Stock
Under KLXE’s amended and restated certificate of incorporation and subject to the limitations prescribed by law, the KLXE Board may issue preferred stock in one or more series and may establish from time to time the number of shares to be included in such series and may fix the designation, the voting powers, if any, and preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “— Anti-Takeover Effects of Provisions of the KLXE Amended and Restated Certificate of Incorporation and Bylaws.”
When and if KLXE issues any shares of preferred stock, the KLXE Board will establish the number of shares and designation of such series and the voting powers, if any, and preferences and relative participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, for the particular series of preferred stock.
Anti-Takeover Effects of Provisions of the KLXE Amended and Restated Certificate of Incorporation and Bylaws
KLXE’s amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware statutory law contains, provisions that could make acquisition of KLXE by means of a tender offer, a proxy contest or otherwise more difficult. These provisions may discourage certain types of coercive takeover practices and takeover bids that the KLXE Board may consider inadequate and encourage persons seeking to acquire control of KLXE to first negotiate with the KLXE Board. KLXE believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms. The description set forth below is only a summary and is qualified in its entirety by reference to KLXE’s amended and restated certificate of incorporation and KLXE’s amended and restated bylaws.
Classified Board of Directors.   KLXE’s amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors. Directors of each class are elected for three-year terms, and each year KLXE’s stockholders elect one class of the company’s directors, with a term expiring at the third annual meeting of stockholders following the annual meeting at which such directors were elected. Under this classified board structure, it would take at least two elections of directors for any individual or group to gain control of KLXE’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of KLXE.
Number of Directors; Filling Vacancies; Removal.   KLXE’s amended and restated certificate of incorporation and amended and restated bylaws provide that the company’s business and affairs will be managed by or under the direction of the KLXE Board. KLXE’s amended and restated certificate of incorporation and bylaws provide that the KLXE Board will consist of not less than three nor more than nine members, with the exact number of directors within these limits to be fixed exclusively by the KLXE Board. In addition, KLXE’s amended and restated certificate of incorporation provides that any board vacancy, including a vacancy resulting from an increase in the number of directors, may be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the KLXE Board, or by the sole remaining director. Delaware statutory law provides that, if a Delaware corporation has a classified board, unless the certificate of incorporation provides otherwise, its directors may only be removed for cause. KLXE’s amended and restated certificate of incorporation provides that any director, or the entire KLXE Board, may be removed from office at any time, only for cause in accordance with Delaware law, by the affirmative vote of the holders of at least 66 2∕3% of the total voting power of the outstanding shares of KLXE capital stock entitled to vote in any annual election of directors, voting as a single class. These provisions may prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.
Special Meetings.   KLXE’s amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may only be called by the KLXE Board or certain officers of KLXE. These provisions will make it more difficult for stockholders to take an action opposed by the KLXE Board.
No Stockholder Action by Written Consent Unless Approved by the KLXE Board.   KLXE’s amended and restated certificate of incorporation and amended and restated bylaws require that all actions to be taken by stockholders must be taken at a duly called annual or special meeting, and stockholders will not be permitted to act by written consent unless both the action and the taking of the action by written consent are approved in advance by the KLXE Board. These provisions may make it more difficult for stockholders to take an action opposed by the KLXE Board.
Amendments to the KLXE Certificate of Incorporation.   The KLXE amended and restated certificate of incorporation provides that the affirmative vote of the holders of at least 66 2∕3% of the total voting power of the then-outstanding shares of KLXE Common Stock entitled to vote, voting as a single class, is required to amend or repeal, or adopt any provision inconsistent with certain provisions in KLXE’s amended and restated certificate of incorporation, including those provisions providing for a classified board, provisions regarding the filling of vacancies on the KLXE Board, provisions providing for the removal of directors, provisions regarding the calling of special meetings, provisions regarding stockholder action by written consent and provisions regarding amendment of the amended and restate certificate of incorporation. These provisions may make it more difficult for stockholders to make changes to the KLXE certificate of incorporation.
Amendments to the KLXE Bylaws.   KLXE’s amended and restated certificate of incorporation provides that the KLXE Board has the power to adopt, amend or repeal the amended and restated bylaws.

Any such adoption, amendment or repeal of the amended and restated bylaws by the KLXE Board shall require approval of a majority of the entire KLXE Board. KLXE’s amended and restated certificate of incorporation provides that, notwithstanding any other provision of KLXE’s amended and restated certificate of incorporation, the affirmative vote of the holders of at least 66 2∕3% of the total voting power of the then-outstanding shares of KLXE Common Stock entitled to vote, voting as a single class, is required for KLXE’s stockholders to amend or repeal, or adopt any provisions in the bylaws. These provisions may make it more difficult for stockholders to make changes to the KLXE amended and restated bylaws that are opposed by the KLXE Board.
Requirements for Advance Notification of Stockholder Nomination and Proposals.   Under KLXE’s amended and restated bylaws, stockholders of record may nominate persons for election to KLXE’s board of directors or bring other business constituting a proper matter for stockholder action at annual meetings only by providing proper notice to the company secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, prior to the tenth day following the announcement of the meeting) and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting. Nothing in KLXE’s amended and restated bylaws may be deemed to affect any rights of stockholders to request inclusion of proposals in KLXE’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Contests for the election of directors or the consideration of stockholder proposals will be precluded if the proper procedures are not followed. Third parties may therefore be discouraged from conducting a solicitation of proxies to elect their own slate of directors or to approve their own proposals.
Forum and Venue.   KLXE’s amended and restated bylaws provide that, unless KLXE consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving KLXE will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the federal district court for the District of Delaware).
Section 203 of the Delaware General Corporation Law
Section 203 of the DGCL generally provides that, subject to certain specified exceptions, a corporation will not engage in any “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless (1) before that time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (3) on or after such time, both the board of directors of the corporation and at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder approves the business combination. Section 203 of the DGCL generally defines an “interested stockholder” to include (x) any person that owns 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and owned 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.
Section 203 of the DGCL generally defines a “business combination” to include (1) mergers and sales or other dispositions of 10% or more of the corporation’s assets with or to an interested stockholder, (2) certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries, (3) certain transactions that would increase the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder and (4) receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.
Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. A corporation may elect not to be governed by the restrictions on business combination under Section 203 by adopting provisions of its certificate of incorporation or bylaws in accordance with Section 203.

Neither KLXE’s amended and restated certificate of incorporation nor its amended and restated bylaws exclude KLXE from the restrictions imposed under Section 203 of the DGCL. Section 203 may encourage companies interested in acquiring KLXE to negotiate in advance with the KLXE Board as the restrictions on business combinations will apply unless the KLXE Board approves, prior to the time the stockholder becomes an interested stockholder, either the business combination or the transaction that results in the stockholder becoming an interested stockholder.
Transfer Agent and Registrar
The transfer agent and registrar for the KLXE Common Stock is Computershare.
Listing
KLXE Common Stock is listed on Nasdaq under the ticker symbol “KLXE” and is expected to continue to remain listed on Nasdaq under this ticker symbol following consummation of the merger.
Liability and Indemnification of Directors and Officers
Elimination of Liability of Directors.   KLXE’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director will be personally liable to KLXE or to its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL, no such provision may exculpate a director from liability (1) for any breach of the director’s duty of loyalty to KLXE or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions) or (4) for any transaction from which the director derives an improper personal benefit.
While KLXE’s amended and restated certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, KLXE’s amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of KLXE’s amended and restated certificate of incorporation described above apply to an officer of KLXE only if he or she is a director of KLXE and is acting in his or her capacity as director and do not apply to officers of KLXE who are not directors.
Indemnification of Directors and Officers.   KLXE’s amended and restated certificate of incorporation requires the company to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of KLXE or, while serving as a director or officer of KLXE, is or was serving at the company’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service (provided that, in the case of a proceeding initiated by such person, KLXE will only indemnify such person if the proceeding was specifically authorized by the KLXE Board). This right of indemnity includes, with certain limitations and exceptions, a right to be paid by KLXE the expenses incurred in defending such proceedings. KLXE is authorized under its amended and restated certificate of incorporation to carry directors’ and officers’ insurance protecting KLXE, any director, officer, employee or agent of KLXE or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not KLXE would have the power to indemnify the person under the DGCL. KLXE’s amended and restated certificate of incorporation also permits the KLXE Board to indemnify or advance expenses to any of KLXE’s employees or agents to the fullest extent permitted with respect to KLXE’s directors and officers in KLXE’s amended and restated certificate of incorporation.
The limitation of liability and indemnification provisions in KLXE’s amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against KLXE’s directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against KLXE’s directors and officers, even though such an action, if successful, might otherwise benefit KLXE and its stockholders. In addition, an investment in KLXE Common Stock may be adversely affected to the extent KLXE pays the costs of settlement and damage awards under these indemnification provisions.
By its terms, the indemnification provided for in KLXE’s amended and restated certificate of incorporation will not be exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of KLXE’s amended and restated certificate of incorporation or amended and restated bylaws or otherwise. Any amendment, alteration or repeal of KLXE’s amended and restated certificate of incorporation’s indemnification provisions will be, by the terms of KLXE’s amended and restated certificate of incorporation, prospective only and will not adversely affect the rights of any indemnitee in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.

COMPARISON OF STOCKHOLDERS’ RIGHTS
If the merger is completed, QES stockholders will receive KLXE Common Stock. The amended and restated certificate of incorporation of KLXE (the “KLXE Charter”) will be the combined company’s charter. The KLXE Bylaws will be the combined company’s bylaws.
QES and KLXE are both Delaware corporations subject to the DGCL. If the merger is completed, the rights of QES stockholders who become KLXE stockholders through the exchange of shares and the rights of KLXE stockholders will continue to be governed by the DGCL and the KLXE Charter and KLXE Bylaws.
The following description summarizes certain material differences between the rights of QES stockholders and the rights of KLXE stockholders. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the KLXE Charter, the KLXE Bylaws, the QES amended and restated certificate of incorporation (the “QES Charter”), and the QES Bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”
QES	KLXE
AUTHORIZED CAPITAL STOCK; OUTSTANDING CAPITAL STOCK

QES’s authorized capital stock consists of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
As of the close of business on June 22, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, QES had 33,755,987 shares of QES Common Stock and no shares of preferred stock issued and outstanding.

KLXE is authorized to issue 110,000,000 shares of common stock, par value $0.01 per share, and 11,000,000 shares of preferred stock, $0.01 par value per share.
As of the close of business on June 25, 2020, the latest practicable date prior to the date of this joint proxy statement/prospectus, KLXE had 24,861,932 shares of KLXE Common Stock and no shares of preferred stock outstanding.
KLXE currently expects to issue up to 17,857,594 shares of common stock to QES stockholders pursuant to the Merger Agreement (before giving effect to the reverse stock split).
Assuming consummation of the merger and implementation of a 1-for-10 reverse stock split by the KLXE stockholders, KLXE expects that following the merger it will have approximately 4,271,953 shares outstanding.

RIGHTS OF PREFERRED STOCK
The QES Board is authorized, without further action by QES stockholders, to issue preferred stock in one or more series, fix the number of shares to constitute the series and fix the voting powers, designation, preferences, rights qualification, limitations and restrictions of any series of preferred stock, which shall include, among others, dividend rights, liquidation preferences and redemption rights.	The KLXE Board is authorized, without further action by KLXE stockholders, to issue preferred stock in one or more series, fix the number of shares to be included in such series and fix the designation, the voting powers and preferences and relative participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series.

QES	KLXE
VOTING RIGHTS
Each holder of shares of QES Common Stock is entitled to one vote for each share on all matters submitted to a vote of the QES stockholders, including the election or removal of directors. The holders of QES Common Stock do not have cumulative voting rights.	Each holder of shares of KLXE Common Stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote. The holders of KLXE Common Stock do not have cumulative voting rights.
QUORUM
The QES Bylaws provide that the holders of a majority of the voting power of the shares of stock issued and outstanding and entitled to vote thereat, present in a person or represented by proxy, shall constitute a quorum at any meeting of stockholders for the transaction of business; provided, however, that where a separate vote by a class or classes or series of stock is required by applicable law or the QES Charter, the holders of a majority of the voting power of the shares of such class or classes or series of the stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy at the meeting, shall constitute a quorum entitled to take action with respect to the vote on such matter.	The KLXE Bylaws provide that the recordholders of a majority of the shares entitled to vote thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders.
SPECIAL MEETINGS OF STOCKHOLDERS
The QES Charter and QES Bylaws provide that, except as otherwise required by applicable law and subject to the rights of any series of preferred stock, special meetings of the QES stockholders, and any proposals to be considered at such meetings, may be called and proposed exclusively by the QES Board in its sole and absolute discretion, pursuant to a resolution approved by a majority of the members of the QES Board serving at the time of such vote, and no QES stockholder shall require the QES Board to call a special meeting of stockholders or to propose business at a special meeting of stockholders (other than proposals for the nomination of directors pursuant to the QES Bylaws or otherwise provided by applicable law or the QES Charter); provided, however, that prior to the first date on which the QES Principal Stockholders no longer individually or collectively beneficially own more than 50% of the outstanding aggregate shares of QES Common Stock (the “Trigger Date”), special meetings of the stockholders of QES may also be called by the Secretary of QES at the request of the holders of record of a majority of the outstanding shares of common stock.
The KLXE Bylaws provide that special meetings of stockholders for any purpose or purposes may be called by the KLXE Board, the Chairman of the KLXE Board or the Chief Executive Officer of KLXE.
If a quorum is not present at any meeting of stockholders, the stockholders present and entitled to vote thereat may, by the vote of the recordholders of a majority of the shares held by such present stockholders, adjourn the meeting from time to time until a quorum is present. Additionally, the chairman of a meeting of stockholders, whether or not a quorum is present, shall have the power to adjourn the meeting, at any time and for any reason.

QES	KLXE
Except as otherwise provided by applicable law, the QES Board may, for any reason, postpone, recess, adjourn, reschedule or cancel any special meeting of stockholders regardless of how it was previously called. Additionally, the chairman of the meeting or the holders of a majority of the voting power of the shares issued and outstanding present in person or by proxy at any meeting of stockholders, whether or not a quorum is present, may adjourn such meeting at any time for any reason.
NOTICE OF MEETINGS OF STOCKHOLDERS

Record Date
Pursuant to the QES Bylaws, for the purpose of determining stockholders entitled to notice of any meeting of stockholders, or any adjournment thereof, the QES Board may fix, in advance, a date as the record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the QES Board and which record date, unless otherwise required by law, shall not be more than 60 days nor less than 10 days before the date of such meeting. If the QES Board does not fix a record date, the record date is the close of business on the day preceding the day notice is given, or if notice is waived, the close of business on the day preceding the day of the meeting.
Notice of Stockholder Meetings
Pursuant to the QES Bylaws, notice of the place (if any), date and hour of the meeting (and in the case of a special meeting, the purpose or purposes) shall, unless otherwise required by law, by given by the Chairman of the QES Board, the Chief Executive Officer, President or Secretary of QES or otherwise authorized by the QES Board to each stockholder entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting.
Such notice may be delivered personally, by mail or by electronic means where permissible. If mailed, notice is given when deposited in the U.S. mail, postage prepaid, directed to the stockholder’s address as it appears on the records of QES.

Record Date
Pursuant to the KLXE Bylaws, for the purpose of determining the stockholders entitled to notice at any meeting of stockholders, or any adjournment thereof, the KLXE Board may fix, in advance, a record date, which shall not be more than 60 nor less than 10 days before the date of such meeting.
Notice of Stockholder Meetings
Pursuant to the KLXE Bylaws, a written notice of the meeting stating the place, date and time of such meeting and, in the case of a special meeting, the purpose or purposes for which such meeting is to be held, shall be given personally, by internationally recognized overnight courier service, or by first-class mail (airmail in the case of international communications) to each recordholder of shares entitled to vote thereat, no less than 10 nor more than 60 days before the date of such meeting.
If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears in the records of KLXE. If sent by internationally recognized courier service, such notice shall be deemed to be given when deposited with such courier service, carriage and delivery prepaid, directed to the stockholder at such stockholder’s address as it appears in the records of KLXE. If, prior to the time of mailing, the secretary of KLXE shall have received from any stockholder a written request that notices intended for such stockholder are to be mailed to some address other than the address that appears in the records of KLXE, notices intended for such stockholder shall be mailed to the address designated in such request.

STOCKHOLDER RIGHTS PLANS
QES does not currently have a stockholder rights plan in effect.	KLXE does not currently have a stockholder rights plan in effect.

QES	KLXE
STOCKHOLDER INSPECTION RIGHTS; STOCKHOLDER LISTS

Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of its stockholders and its other books and records during the usual hours of business upon written demand stating a proper purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.
Pursuant to the QES Bylaws, the officer who has charge of the stock ledger of QES shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of QES. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting
Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of its stockholders and its other books and records during usual hours of business upon written demand stating a proper purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.
NUMBER OF DIRECTORS; TERM
Number of Directors The QES Charter provides that the business and affairs of QES shall be managed by and under the direction of the QES Board. The total number of	Number of Directors The KLXE Charter provides that the business and affairs of KLXE shall be managed by or under the direction of the KLXE Board. The KLXE Charter

QES	KLXE

directors shall be fixed by the QES Board by a resolution adopted by a majority of the members of the QES Board serving at the time of such vote.
Term
Until the Trigger Date, the directors, other than those elected by holders of preferred stock, shall consist of a single class with each director’s term to expire at the next succeeding annual meeting of stockholders after his or her election. After the Trigger Date, the directors shall be divided into three classes, as nearly equal in number as reasonably possible, with the initial term of the first class expiring at the first annual meeting following the Trigger Date, the initial term of the second class expiring at the second annual meeting following the Trigger Date and the initial term of the third class expiring at the third annual meeting following the Trigger Date. Subsequently, at each annual meeting, directors elected shall serve three-year terms.

and the KLXE Bylaws provide for a minimum of three directors and a maximum of nine directors, the exact number of directors to be fixed from time to time exclusively by the KLXE Board.
Term
The KLXE Board shall be divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III, with each class of directors serving staggered three-year terms

ELECTION OF DIRECTORS

The QES Bylaws provide that, at any meeting at which directors are to be elected, directors shall be elected by a plurality of the voting power of the outstanding shares of stock of QES that are present in person or represented by proxy and are entitled to vote generally on the election of directors at a meeting of stockholders at which a quorum is present.
None of the directors needs to be a resident of the State of Delaware or a stockholder of QES. Each director must have attained the age of majority. Each director must have been nominated by either the QES Board or the stockholders in accordance with the QES Charter, the QES Bylaws or the DGCL.
The KLXE Charter provides that at any meeting at which directors are to be elected, directors shall be elected by a plurality of the voting power of the shares entitled to vote on the election of directors and present in person or by proxy at the meeting.
FILLING VACANCIES ON THE BOARD OF DIRECTORS
The QES Bylaws provide that any newly created directorship that results from an increase in the number of directors or any vacancy on the QES Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall, unless otherwise required by law or by resolution of the QES Board, be filled (i) prior to the Trigger Date, by the affirmative vote of a majority of the members of the QES Board serving at the time of such vote, even if less than a quorum, or by a sole remaining director, or the affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of QES entitled to vote	Pursuant to the KLXE Charter, vacancies on the KLXE Board occurring for any reason, including, without limitation, vacancies occurring as a result of the death, resignation, retirement, disqualification or removal from office of a director, or the creation of new directorships that increase the number of directors, shall solely be filled by a majority vote of the directors then in office, even if the number of such directors is less than a quorum, or by a sole remaining director, or by the written consent of such directors as permitted by the DGCL and the KLXE Bylaws, and shall not be filled by the stockholders.

QES	KLXE

generally for the election of directors, voting together as a single class and acting at a meeting of the stockholders or by written consent (if permitted) in accordance with the DGCL, the QES Charter and the QES Bylaws, and (ii) on or after the Trigger Date, solely by the affirmative vote of a majority of the members of the QES Board serving at the time of such vote, even if less than a quorum, or by a sole remaining director, and shall not be filled by the stockholders. No decrease in the number of authorized directors constituting the QES Board shall shorten the term of any incumbent director.
Each director chosen to fill a vacancy on the QES Board shall receive the classification of the vacant directorship to which he or she has been appointed or, if it is a newly created directorship, shall receive the classification that at least a majority of the members of the QES Board serving at the time of such vote designates and shall hold office until the first meeting of stockholders held after his or her appointment for the purpose of electing directors of that classification and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal from office.
Any director chosen to fill a vacancy shall, at the time such director is chosen or as soon as practicable thereafter, be designated by the KLXE Board into the class corresponding to the class in which such vacancy existed. Such director shall serve for a term equal to the remainder of the term of the other directors of such class in office at the time such vacancy was filled (or, if no other directors are a member of such class at such time, for a term equal to the remainder of the term that a director of such class would have served had such director been in office at the time of the effectiveness of the KLXE Charter and served continuously as a director until the time that such vacancy was filled).
CUMULATIVE VOTING
Under the DGCL, stockholders may cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation. The QES Charter expressly prohibits cumulative voting.
Under the DGCL, stockholders may cumulate their votes and either cast them for one candidate or distribute them among two or more candidates in the election of directors only if expressly authorized in a corporation’s certificate of incorporation.
The KLXE Charter does not authorize cumulative voting.

REMOVAL OF DIRECTORS
Prior to the Trigger Date, subject to the rights of any series of preferred stock, if any, no director of any class of directors of QES shall be removed except for cause and by an affirmative vote of the holders of a majority of the voting power of the outstanding shares of stock of QES entitled to vote generally on the election of directors, acting at a meeting of the stockholders in accordance with the DGCL, the QES Charter and the QES Bylaws. After the Trigger Date, subject to the rights of the holders of preferred stock, to elect additional directors pursuant to the QES Charter, any director may be removed only for cause, upon the affirmative vote of the holders of 66 2∕3% of the then outstanding shares of QES Common Stock entitled to vote generally for the election of directors in	The KLXE Charter provides that any director or the entire KLXE Board may be removed from office only for cause and only by the affirmative vote of at least 66 2∕3% of the total voting power of the outstanding shares of the capital stock of KLXE entitled to vote in any annual election of the directors or class of directors, voting together as a single class.

QES	KLXE

accordance with the DGCL, the QES Charter and the QES Bylaws.
Except as applicable law otherwise provides, cause for the removal of a director shall be deemed to exist only if the director whose removal is proposed: (i) has been convicted of a felony by a court of competent jurisdiction and that conviction is no longer subject to direct appeal, (ii) has been found to have been guilty of willful misconduct in the performance of his duties to QES in any matter of substantial importance to QES by a court of competent jurisdiction, or (iii) has been adjudicated by a court of competent jurisdiction to be mentally incompetent, which mental incompetency directly affects his ability to serve as a director.

DIRECTOR NOMINATIONS BY STOCKHOLDERS

The QES Bylaws provide that nominations of persons for election to the QES Board may be made at an annual meeting of stockholders only (i) pursuant to QES’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the QES Board or an authorized committee thereof or (iii) by any stockholder of QES who (x) was a stockholder of record of QES both at the time the notice provided pursuant to the QES Bylaws is delivered to the secretary of QES and at the time of the annual meeting, (y) is entitled to vote at the meeting and (z) complies with the notice procedures and other requirements set forth in the QES Bylaws and applicable law. In addition, if the proposal is made on behalf of a beneficial owner other than the stockholder of record, such beneficial owner must be the beneficial owner of stock of QES both at the time of giving of notice provided for in the QES Bylaws and at the time of the annual meeting.
In addition to the general requirements for QES stockholder proposals discussed below, any stockholder notice relating to the nomination of QES directors must contain:
•
the name, age, business address, telephone number and residence address of the nominee;

•
the number of shares of QES, if any, owned directly and beneficially by the nominee;

•
all information relating to the nominee that is required to be disclosed in solicitations of proxies for election of directors, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act;

•
a description of all direct and indirect

The KLXE Bylaws provide that at any annual meeting of the stockholders, only such nominations of persons for election to the KLXE Board and such other business shall be conducted as shall have been properly brought before the meeting.
For purposes of this section, “properly brought before the meeting” shall mean before the annual meeting, nominations must be: (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the KLXE Board or any committee thereof, (ii) otherwise properly brought before the meeting by or at the direction of the KLXE Board thereof, or (iii) otherwise properly brought before the meeting by a stockholder who is a stockholder of record of KLXE at the time notice of such meeting is given, who is entitled to vote at the meeting and who complies with the notice procedures pursuant to the KLXE Bylaws.
In addition to the general requirements for KLXE stockholder proposals discussed below, any stockholder notice relating to the nomination of KLXE directors must contain:
•
all information relating to such nominated person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is other required, in each case pursuant to and in accordance with Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder;

•
such nominated person’s written consent to being named in the proxy statement as a nominee and to serve as a director, if elected; and

•
such nominated person’s written representation

QES	KLXE

compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made, on the one hand, and each proposed nominee, and such nominee’s respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner, if any, on whose behalf the nomination is made, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant; and a written statement executed by the nominee acknowledging as a director of QES, the nominee will owe a fiduciary duty under Delaware law with respect to QES and its stockholders;
•
a written questionnaire with respect to the background and qualifications of such person and the background of any other person or entity on whose behalf the nomination is being made;

•
a written representation and agreement (in the form provided by the Secretary upon request) that such person:

•
is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected, will act or vote in such capacity on any issue or question (for this section, the “Voting Commitment”) that has not been disclosed to QES;

•
any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected, with such person’s fiduciary duties under applicable law;

•
is not and will not become a party to any agreement, arrangement or understanding (whether written or oral) with any person or entity other than QES with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to QES;

and agreement (in the form provided by the Secretary upon written request) that such person
•
is not and will not become party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of KLXE, will act or vote on any issue or question (for this section, a “Voting Commitment”), except as has been disclosed to the KLXE Board, or (ii) any Voting Commitment that could limit or interfere with such persons’ ability to comply, if elected as a director of KLXE, with such person’s fiduciary duties under applicable law;

•
is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than KLXE with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of KLXE, except as has been disclosed to the KLXE Board;

•
is not and will not become a party to any agreement, arrangement or understanding with any person or entity with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of any public company (other than KLXE), except as has been disclosed to the KLXE Board;

•
in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of KLXE, and will comply with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of KLXE;

•
is not and will not serve as a director on the boards of more than two (2) other public companies, unless the KLXE Board has determined in advance that such simultaneous service will not impair his ability to effectively serve on the KLXE Board; and

•
will promptly tender his resignation to the KLXE Board in the event that, at any time he or she is serving as a director of KLXE, (i) any of the above representations are found by the KLXE Board to have been false at the time such representation was made, or (ii) any of the above

QES	KLXE

•
will be in compliance, if elected, with all applicable law and rules of the U.S. exchanges and applicable publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership and other QES guidelines;

•
intends to serve a full term if elected;

•
will provide facts, statements and other information in all communications with QES and its stockholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and

•
a duly acknowledged letter executed by the nominee stating their acceptance of the nomination, consenting to being named as a nominee for director in any proxy statement relating to such election and representing that, if elected as a director of QES, they intend to serve a full term.

representations are found by the KLXE Board to have become false thereafter.
STOCKHOLDER PROPOSALS

The QES Bylaws provide that for business to be properly brought before an annual meeting by a QES stockholder, such stockholder must have given timely written notice. The notice must be received by the Secretary of QES by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year’s annual meeting, then such dates shall be not earlier than 120 days before the date of the annual meeting and not later than the later of 100 days before the date of the annual meeting and 10 days following the day on which public announcement of the date of such meeting was first made by QES.
Any such notice shall include, as to the business that the stockholder proposes to bring before the meeting:
•
a brief description of the business with reasonable particularity desired to be brought before the meeting;

•
the text of the proposal or business;

•
the reasons for conducting such business and any interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the

The KLXE Bylaws provide that for business to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely written notice. The notice must be in writing and delivered to the corporate secretary of KLXE by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year; except that in the event that the date of the current year’s annual meeting is advanced by more than 30 days or delayed by more than 70 days, from such anniversary date, such notice must be delivered by the close of business on the tenth day following the day on which public announcement of the date of such meeting was first made by KLXE.
Any such notice shall include, as to the business that the stockholder proposes to bring before the meeting:
•
a brief description of the business desired to be brought before the meeting;

•
the text of the proposal or business; and

•
the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made.

Any such notice shall include, as to the stockholder

QES	KLXE

proposal is made; and
•
a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, or between such stockholder and any other person or persons (including their names and addresses) in connection with the proposal of such business by such stockholder.

Any such notice shall include, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:
•
the name and address of such stockholder and any such beneficial owner;

•
the class or series and number of shares of capital stock of QES that are owned beneficially and of record by such stockholder and by any such beneficial owner;

•
a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal;

•
a description of any option, warrant, convertible security, stock appreciation right, swap or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of QES, whether or not such right, instrument or otherwise (each, a “derivative instrument”), directly or indirectly owned beneficially by such stockholder and such beneficial owner, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of QES;

•
a description of any agreement, arrangement or understanding that has been made, the effect or intent of which is to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or any such beneficial owner with respect to QES’s securities;

•
a description of any proxy, contract, arrangement, understanding or relationship pursuant to which the stockholder, and/or beneficial owner, if any, has a right to vote any shares of any security of QES;

•
any short interest in any security of QES (for such purposes, a person shall be deemed to have a giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:
•
the name and address of the stockholder providing the notice, as they appear on KLXE’s books, and beneficial owner, if any, and each associated person (as defined in the KLXE Bylaws) of such stockholder;

•
the class or series and number of shares of KLXE which are, directly or indirectly, owned of record and beneficially owned;

•
a description of any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of KLXE, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of KLXE or otherwise, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of KLXE (for this section, a “Derivative Instrument”), directly or indirectly owned or held beneficially by such stockholder, such beneficial owner, and/or any associated person;

•
a description of any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder and/or associated person thereof has a right to vote any shares of any security;

•
a description of any short interest in any security of KLXE held by such stockholder and/or associated person (for these purposes, a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has the opportunity to profit or share any profit derived from any decrease in the value of the subject security);

•
a description of any proportionate shares of KLXE or Derivative Instrument held, directly or indirectly, by any general or limited partnership or limited liability company in which such stockholder and/or Proposed Person is a general partner or manager or beneficially owns as an interest in such general partner or manager;

•
a description of any performance-related fees (other than an asset-based fee) that such stockholder or Proposed Person is entitled to based on any increase or decrease in the value of

QES	KLXE

“short interest” in a security if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security);
•
any rights to dividends on the shares of QES beneficially owned by such stockholder, and beneficial owner, if any, that are separated or separable from the underlying shares of QES;

•
any proportionate interest in shares of QES or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, or beneficial owner, if any, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner;

•
any performance-related fees (other than an asset-based fee) that such stockholder or beneficial owner, if any, is entitled to based on any increase or decrease in the value of shares of QES or derivative instruments, if any, including, without limitation, any such interest held by members of such stockholder, or beneficial owners, if any, immediate family sharing the same household;

•
all arrangements or understandings between such stockholder and beneficial owner, if any, and any other record holder or beneficial owner, including their names, in connection with the stockholder proposal or nomination;

•
a representation that the stockholder is a holder of record of stock of QES entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such proposal or nomination before the meeting;

•
a description of any material interests in such proposal of such stockholder or beneficial owner, if any, on whose behalf the proposal or nomination is made;

•
a representation as to whether such stockholder or any such beneficial owner intends, or is part of a group that intends, to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the voting power of QES’s outstanding capital stock required to approve or adopt the proposal or to elect each such nominee or (ii) otherwise to solicit proxies from stockholders in support of such proposal or nomination; and

shares of KLXE or Derivative Instrument, if any, as of the date of such notice;
•
a representation that the stockholder is the holder of record of stock of KLXE entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination;

•
a representation as to whether the stockholder or the beneficial owner, if any, is or will be part of a group which intends to (i) deliver a proxy statement and/or form of proxy to holders of at least the percentage of KLXE’s outstanding capital stock required to approve or adopt the proposal or (ii) otherwise solicit proxies from stockholders in support of such proposal; and

•
any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such Stockholder Nomination or Stockholder Proposal pursuant to Section 14 of the Exchange Act.

QES	KLXE

•
any other information relating to such stockholder, beneficial owner, if any, or director nominee or proposed business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of such stockholder proposal or nomination pursuant to Section 14 of the Exchange Act.

STOCKHOLDER ACTION BY WRITTEN CONSENT

The DGCL provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.
The QES Charter provides that prior to the Trigger Date, any action required or permitted to be taken at any annual meeting or special meeting of the stockholders may be taken without a meeting if consents in writing, setting forth the action, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. On or after the Trigger Date, subject to the rights of holders of any series of preferred stock, any action required or permitted to be taken by QES stockholders must be taken at a duly called annual or special meeting of such holders and may not be taken by any consent in writing of such stockholders.
The DGCL provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders. The KLXE Charter provides that no action that is required or permitted to be taken by the stockholders of KLXE at any annual or special meeting of KLXE stockholders may be effected by written consent of the KLXE stockholders in lieu of a meeting; provided, however, that the taking of any action that is required or permitted to be taken by the stockholders of KLXE at any annual meeting or special meeting may be effected by written consent in lieu of a meeting if such action and the taking of each action by written consent of stockholders in lieu of the meeting have been expressly approved in advance by the KLXE Board.
CERTIFICATE OF INCORPORATION AMENDMENTS

Under Section 242 of the DGCL, the QES Charter may be amended upon a resolution of the QES Board and approved by:
•
the holders of a majority of the outstanding shares entitled to vote; and

•
a majority of the outstanding shares of each class entitled to a class vote, if any.

The QES Charter provides that QES reserves the right, subject to any express provision or restriction in the QES Charter or QES Bylaws, from time to time, to amend, alter, change or repeal any provisions contained in the QES Charter now or thereafter prescribed by applicable laws, and all rights conferred upon stockholders in the QES Charter or amendment thereto are granted subject

Under Section 242 of the DGCL, the KLXE Charter may be amended upon a resolution of the KLXE Board and approved by:
•
the holders of a majority of the outstanding shares entitled to vote; and

•
a majority of the outstanding shares of each class entitled to a class vote, if any.

Notwithstanding anything contained in the KLXE Charter and in addition to any affirmative vote of the holders of any particular class of stock of KLXE required by applicable law or the KLXE Charter, the affirmative vote of at least 66 2∕3% of the voting power of the then outstanding voting stock of KLXE, voting together as a single class, shall be required for the stockholders to amend,

QES	KLXE
to the reservation hereto; provided, however, that: (i) prior to the Trigger Date, an affirmative vote of holders of more than 50% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as one class shall also have the power to adopt, amend or repeal certain provisions of the QES Bylaws; and (ii) on and after the Trigger Date, the affirmative vote of holders of not less than 66 2∕3% in voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles Three (corporate purpose), Five (board of directors), Six (action by written consent), Seven (special meetings), Eight (bylaw amendments), Nine (forum), Ten (no personal liability of directors), Eleven (transactions with directors), Twelve (indemnification), Thirteen (business opportunities), Fourteen (interested stockholder transactions), or Fifteen (amendments to certificate of incorporation).	repeal or adopt any provisions of the KLXE Charter inconsistent with Articles V (Board of Directors), paragraphs (2) and (4) of Article VII (Stockholder Action) or Article X (Amendment) of the KLXE Charter.
BYLAW AMENDMENTS
The QES Charter and QES Bylaws provide that the QES Board has the power to adopt, amend and repeal the QES Bylaws. Any adoption, amendment or repeal of the QES Bylaws by the QES Board requires approval by the majority of the QES Board. Prior to the Trigger Date, the stockholders who have the right to vote generally at the election of directors also have the power to adopt, amend or repeal the QES Bylaws by an affirmative vote of holders of not less than 50% of the then-outstanding shares entitled to vote thereon, voting together as a single class. On and after the Trigger Date, the affirmative vote of 66 2∕3% of the then-outstanding shares entitled to vote thereon, voting together as a single class is required. No bylaws made or adopted, nor any repeal of or amendment thereto, shall invalidate any prior act of the QES Board that was valid at the time it was taken.	The KLXE Charter provides that the KLXE Board is expressly authorized to adopt, amend or repeal the KLXE Bylaws. Any adoption, amendment or repeal of the KLXE Bylaws by the KLXE Board requires the approval of a majority of the entire KLXE Board. The stockholders of KLXE also have the power to adopt, amend or repeal the KLXE Bylaws, provided that, in addition to any vote of the holders of any class or series of stock of KLXE required by law or by the KLXE Charter, the affirmative vote of at least 66 2∕3% of the voting power of the then-outstanding voting stock of KLXE, voting together as a single class, shall be required to amend, repeal or adopt any provision of the KLXE Bylaws.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
The QES Charter provides that QES shall indemnify any person who was, is or is threatened to be made a party to a proceeding by reason of the fact that he or she (i) is or was a director or officer of QES or (ii) while a director or officer of QES, is or was serving at the request of QES as a director or officer or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise, to the fullest extent permitted	The KLXE Charter provides that each person who was or is made a party or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter, a “proceeding”), by reason of the fact that he or she is or was a director or officer of KLXE or, while serving as a director or officer of KLXE, is or was serving at the request of KLXE as

QES	KLXE

under the DGCL, as the same exists or may hereafter be amended. Such right shall be a contract right and as such shall inure to the benefit of any director or officer who is elected and accepts the position of director or officer of QES or elects to continue to serve as a director or officer of QES while Article Twelve of the QES Charter is in effect.
Any repeal or amendment of Article Twelve of the QES Charter shall be prospective only and shall not limit the rights of any such director or officer or the obligations of QES with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to Article Twelve of the QES Charter. Such right shall include the right to be paid by QES expenses (including without limitation attorneys’ fees) actually and reasonably incurred by him in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the DGCL, as the same exists or may thereafter be amended.
If a claim for indemnification or advancement of expenses is not paid in full by QES within 60 days after a written claim has been received by QES, the claimant may at any time thereafter bring suit against QES to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense is not permitted under the DGCL, but the burden of proving such defense shall be on QES. Neither the failure of QES (including the QES Board or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor any actual determination by QES (including the QES Board or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible shall be a defense to the action or create a presumption that such indemnification or advance is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. The rights conferred above shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, a director or officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is an alleged action in an official capacity as a director or officer or in another capacity for or at the request of KLXE, shall be indemnified and held harmless by KLXE to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits KLXE to provide broader indemnification rights than said law permitted KLXE to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties, including under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith, and such indemnification shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity thereunder and shall inure to the benefit of his or her heirs, executors and administrators.
Except as provided in the KLXE Charter paragraph (2) of Article VIII with respect to proceedings seeking to enforce rights to indemnification thereunder, KLXE shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was specifically authorized by the KLXE Board.
The right to indemnification conferred in Article VIII of the KLXE Charter shall be a contract right that vests upon a person becoming a director or officer of KLXE or upon a person serving at the request of KLXE as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, and shall include the right to be paid by KLXE the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer of KLXE in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in

QES	KLXE
bylaw, resolution of stockholders or directors, agreement, or otherwise.
advance of the final disposition of a proceeding, shall be made only upon delivery to KLXE of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under Article VIII of the KLXE Charter or otherwise.
Notwithstanding the foregoing, subsequent to an indictment of, or the filing of a civil complaint by a U.S. federal or state governmental enforcement agency against, a director or officer of KLXE (in any capacity, including as an employee or agent of another enterprise and service to an employee benefit plan) entitled to or receiving advancement of expenses, KLXE may, subject to applicable law (including to the extent indemnification is required under Section 145(c) of the DGCL), terminate, reduce or place conditions upon any future advancement of expenses (including with respect to costs, charges, attorney’s fees, experts’ fees and other fees) incurred by such director or officer relating to his or her defense thereof if (i) such director or officer does not prevail at trial, enters into a plea arrangement, agrees to the entry of a final administrative or judicial order imposing sanctions on such director or officer or otherwise admits, in a legal proceeding, to the alleged violation resulting in the relevant indictment or complaint, or (ii) if KLXE initiates an internal investigation and a determination is made (x) by the disinterested directors or officer, even though less than a quorum, or (y) if there are no disinterested director or officer or the disinterested director or officer so directs, by independent legal counsel in a written opinion, that the facts known to the decision-maker at the time such determination is made demonstrate that such director or officer acted in a manner that is not indemnifiable by KLXE.
Any future indemnification or similar agreement entered into by KLXE with any director or officer of KLXE and that addresses the advancement of expenses shall contain restrictions substantially similar to the immediately preceding sentence.

LIMITATION OF LIABILITY OF DIRECTORS

The QES Charter provides that a director shall not be personally liable to QES or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:
•
for any breach of the director’s duty of loyalty to QES or its stockholders;

The KLXE Charter provides that no director of KLXE shall be personally liable to KLXE or its stockholders for monetary damages for breach of fiduciary duty as a director. For the avoidance of all doubt, notwithstanding any other provision in the KLXE Charter, no amendment to, modification of or repeal of this provision shall apply to or have any

QES	KLXE

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
under Section 174 of the DGCL; or

•
for any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of QES, in addition to the limitation on personal liability provided in the QES Charter, shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. No amendment to or repeal of Article Ten of the QES Charter shall apply to or have any effect on the liability or alleged liability of any director of QES for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.
effect on the liability or alleged liability of any director of KLXE for or with respect to any acts or omissions of such director occurring prior to such amendment.
CERTAIN BUSINESS COMBINATIONS

In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the QES Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (iii) at or subsequent to such time, the business combination is approved by the QES Board and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2∕3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.
Pursuant to the QES Charter, QES has opted out of and is not governed by Section 203 of the DGCL. The QES Charter provides a separate provision prohibiting certain transactions between QES and interested stockholders, other than the QES Principal Stockholders, for a period of three years, unless (i) the QES Board approved the transaction in advance or the transaction resulted in the stockholder becoming an interested stockholder, or

In general, Section 203 of the DGCL, subject to certain exceptions set forth therein, prohibits a business combination between a corporation and an interested stockholder within three years of the time such stockholder became an interested stockholder, unless (i) prior to such time, the KLXE Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans, or (iii) at or subsequent to such time, the business combination is approved by the KLXE Board and authorized by the affirmative vote at a stockholders’ meeting of at least 66 2∕3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.
KLXE has not opted out of Section 203 of the DGCL.

QES	KLXE
(ii) the transaction is approved by the QES Board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding shares of each class of QES that are not owned by such interested stockholders.
VOTE REQUIRED FOR CERTAIN STOCKHOLDER ACTIONS IN CONNECTION WITH THE MERGER

Pursuant to Section 251 of the DGCL, the affirmative vote of the majority of the outstanding stock of QES entitled to vote thereon is required for the adoption of the Merger Agreement.
The QES Bylaws provide that the holders of a majority of the voting power of the shares of issued and outstanding stock present in person or represented by proxy at any meeting of stockholders, whether or not a quorum is present, shall have the power to adjourn such meeting at any time and for any reason.

In instances when the KLXE Charter and KLXE Bylaws do not contemplate a specific required vote, the KLXE Bylaws provide that the vote of the recordholders of a majority of the shares constituting a quorum shall decide any question brought before a meeting, including matters like:
•
in conjunction with the Nasdaq listing rules, the issuance of shares in connection with certain transactions, such as the merger;

•
amending equity incentive plans and employee stock plans; and

•
ratification of the appointment of an independent registered accounting firm.

Pursuant to Section 242 of the DGCL, the KLXE Charter may be amended upon a resolution of the KLXE Board and approved by:
•
the holders of a majority of the outstanding shares entitled to vote; and

•
a majority of the outstanding shares of each class entitled to a class vote, if any.

The KLXE Charter provides that in order for a director to be elected at the annual meeting, a plurality of the voting power entitled to vote on the election of directors and present in person or by proxy at the meeting must be cast “for” the director.
The KLXE Bylaws provide that if a quorum is not present at any meeting of stockholders, the stockholders present and entitled to vote thereat may, by the vote of the recordholders of a majority of the shares held by such present stockholders, adjourn the meeting from time to time until a quorum is present.

FORUM SELECTION
The QES Charter provides that, unless QES consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving QES will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks	The KLXE Bylaws provide that, unless KLXE consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) certain legal actions involving KLXE will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject

QES	KLXE
jurisdiction, the federal district court for the District of Delaware).	matter jurisdiction, the federal district court for the District of Delaware) and (ii) causes of action arising under the Securities Act of 1933 will be the federal district courts of the United States of America.
APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

As QES is a Delaware corporation subject to the DGCL, the stockholders of QES have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL.
Under Section 262 of the DGCL, QES stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger. Please see “The Merger — No Appraisal Rights.”

As KLXE is a Delaware corporation subject to the DGCL, the stockholders of KLXE have those appraisal rights provided by Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL.
Under Section 262 of the DGCL, KLXE stockholders are not entitled to appraisal or dissenters’ rights in connection with the merger or the reverse stock split. Please see “The Merger — No Appraisal Rights.”

CERTAIN BENEFICIAL OWNERS OF KLXE COMMON STOCK
The following table and notes thereto set forth certain information with respect to the beneficial ownership of the KLXE Common Stock as of June 19, 2020, except as otherwise noted, by (i) each person who is known to KLXE to beneficially own more than 5% of the outstanding shares of KLXE Common Stock; (ii) each of KLXE’s named executive officers and Mr. McCaffrey, (iii) each of KLXE’s directors; and (iv) all of KLXE’s executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of KLXE Common Stock beneficially owned.
Unless otherwise noted below, the address of each beneficial owner listed in the table below is c/o KLX Energy Services Holdings, Inc., 1300 Corporate Center Way, Wellington, Florida 33414.
	KLXE Common Stock Beneficially Owned
	Number of Shares(1)	Percent of Outstanding Shares
Fuller & Thaler Asset Management, Inc. 411 Borel Avenue, Suite 300 San Mateo, CA 94402	1,985,016(2)	8.0%
Paradice Investment Management LLC 257 Fillmore Street, Suite 200 Denver, CO 80206	1,803,081(3)	7.2%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,468,501(4)	5.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,326,029(5)	5.3%
John T. Collins*	53,499(6)	**
Amin J. Khoury*	1,068,651(7)	4.3%
Richard G. Hamermesh*	35,773(8)	**
Benjamin A. Hardesty*	28,407	**
Stephen M. Ward, Jr.*	28,250	**
Theodore L. Weise*	63,882 (9)	**
John T. Whates, Esq.*	28,590	**
Thomas P. McCaffrey+*	875,497(10)	3.5%
Gary J. Roberts+	639,363(11)	2.6%
Heather M. Floyd+	77,836(12)	**
All Directors and Executive Officers as a group (10 Persons)	2,286,098 (13)	9.2%

+ Named executive officer   * Director of KLXE   ** Less than 1%
(1)
As of June 19, 2020, KLXE had 24,861,932 shares of common stock outstanding.

(2)
Based solely on information reported in a Schedule 13G filed with the SEC on February 13, 2020 by Fuller & Thaler Asset Management, Inc. (“Fuller & Thaler”). As reported in such filing, Fuller & Thaler has sole voting power with respect to 1,942,307 shares and sole dispositive power with respect to 1,985,016 shares.

(3)
Based solely on information reported in a Schedule 13G/A jointly filed with the SEC on February 7, 2020 by Paradice Investment Management LLC and Paradice Investment Management Pty Ltd. As reported in such filing, the filers share voting power with respect to 1,408,814 shares and share dispositive power with respect to 1,803,081 shares.

(4)
Based solely on information reported in a Schedule 13G/A, filed with the SEC on May 8, 2020 by BlackRock, Inc. As reported in such filing, BlackRock, Inc. has sole voting power with respect to 1,437,061 shares and sole dispositive power with respect to 1,468,501 shares.

(5)
Based solely on information reported in a Schedule 13G filed with the SEC on February 10, 2020 by The Vanguard Group. As reported in such filing, The Vanguard Group has sole voting power with respect to 18,298 shares, has sole dispositive power with respect to 1,307,731 shares and shares dispositive power with respect to 18,298 shares.

(6)
Includes 10,000 shares owned indirectly.

(7)
Includes 580 shares owned indirectly.

(8)
Includes 2,000 shares owned indirectly.

(9)
Includes 9,000 shares owned indirectly.

(10)
Includes 168,500 shares owned indirectly.

(11)
Based solely on the Form 4 filed by Mr. Roberts on March 11, 2020. Includes 383,720 shares owned indirectly.

(12)
Includes 18,840 shares owned indirectly.

(13)
Does not include Mr. Roberts.

CERTAIN BENEFICIAL OWNERS OF QES COMMON STOCK
To QES’s knowledge, the following table and accompanying footnotes show information as of June 22, 2020 (except as noted in the footnotes below) regarding the beneficial ownership of QES Common Stock by:
•
each person known by QES to beneficially own more than 5% of the outstanding shares of QES Common Stock;

•
each member of the QES Board;

•
each named executive officer of QES; and

•
the members of the QES Board and QES’s executive officers as a group.

QES has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, QES believes, based on the information furnished to QES, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of QES Common Stock that he, she or it beneficially owns.
Included in the tables below are shares over which the person could have acquired voting power or investment power within 60 days after June 22, 2020. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held. Applicable percentage ownership and voting power is based on 33,755,987 shares of QES Common Stock outstanding as of June 22, 2020.
Unless otherwise noted below and subject to the QES Support Agreement (which is further described in “The Merger Agreement — QES Support Agreement”), each of the below has sole voting and investment power over the shares of common stock reflected in the table and their address is c/o Quintana Energy Services Inc., 1415 Louisiana, Suite 2900, Houston, TX 77002.
Name of Beneficial Owner	Shares beneficially owned	Percentage of common stock outstanding(1)
5% Stockholders:
Quintana Capital Group and its affiliates(2)(3)	6,559,524	19.4%
Archer Holdco LLC and its affiliates(2)(4)	9,494,306	28.1%
Geveran Investments Limited and its affiliates(2)(5)	6,602,688	19.6%
Melqart Asset Management (UK) Ltd.(6)	3,288,449	9.7%
Robertson QES Investment LLC(2)(7)	2,886,041	8.5%
Directors and Executive Officers:
Christopher J. Baker	212,099	*
Keefer M. Lehner	129,702	*
Max L. Bouthillette	99,041	*
Corbin J. Robertson, Jr.(2)(3)(7)(9)	214,749	*
Dalton Boutté, Jr.	34,903	*
Rocky L. Duckworth	34,903	*
Gunnar Eliassen	40,108	*
Bobby S. Shackouls	23,474	*
Dag Skindlo	45,313	*
Executive Officers and Directors as Group (9 persons)	10,279,857	30.5%
D. Rogers Herndon(7)(8)	196,736	*

*
Represents less than 1%.

(1)
Applicable percentage ownership is based on 33,755,987 shares of QES Common Stock outstanding as of June 22, 2020.

(2)
Based on a Schedule 13D/A jointly filed with the SEC on May 13, 2020 (the “Control Group 13D”) by Quintana Capital Group, L.P., Quintana Capital Group GP Ltd., Quintana Energy Partners, L.P., Quintana Energy Partners — QES Holdings, LLC, Quintana Energy Fund — FI, LP, Quintana Energy Fund — TE, LP, Quintana Energy Partners, L.P., Quintana Energy Partners — QES Holdings, L.L.C., QEP Management Co., L.P., QEP Management Co. GP, LLC, Robertson QES Investment LLC, Corbin J. Robertson, Jr., Archer Limited, Archer Assets UK Limited, Archer Well Company Inc., Archer Holdco LLC, John Fredriksen, C.K. Limited, Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited (together, the “Control Group”). As of June 22, 2020, the Control Group held 25,757,308 shares of QES Common Stock, representing 76.30% of the QES’s outstanding common stock. Each member of the Control Group may be deemed to have shared voting power and beneficial ownership over these shares by virtue of the Second Amended and Restated the Equity Rights Agreement, as of February 13, 2018, by and among Quintana Energy Services Inc., Quintana Energy Partners — QES Holdings L.L.C., Quintana Energy Fund — FI, LP, Quintana Energy Fund — TE, LP, Archer Holdco LLC, Geveran Investments Limited and Robertson QES Investment LLC.

(3)
Pursuant to the Control Group 13D, includes 5,345,505 shares of QES Common Stock for which Quintana Energy Partners — QES Holdings, L.L.C. is the record owner, 795,018 shares of QES Common Stock for which Quintana Energy Fund — TE, LP is the record owner, and 319,001 shares of QES Common Stock for which Quintana Energy Fund — FI, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund — TE, LP and Quintana Energy Fund — FI, LP. The board of directors of Quintana Capital Group GP Ltd. consists of Paul Cornell, Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each of Corbin J. Robertson III and William K. Robertson are the children of Corbin J. Robertson. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. Corbin J. Robertson, Jr., as a member of the board of directors of Quintana Capital Group GP Ltd., may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd. QEP Management Co., LP is the record owner of 100,000 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. The board of managers of QEP Management Co. GP LLC consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each of Corbin J. Robertson III and William K. Robertson are the children of Corbin J. Robertson, Jr. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. Corbin J. Robertson, Jr., as a member of the board of managers of QEP Management Co. GP, LLC, may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP, LLC.

(4)
Pursuant to the Control Group 13D, Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. The board of directors of Archer Limited consists of Kjell-Erik Østdahl, James O’Shaughnessy, Giovanni Dell’Orto, Kristian Melhuus, and Peter J. Sharpe, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Archer Holdco LLC is 5510 Clara Rd., Houston, Texas 77041.

(5)
Pursuant to the Control Group 13D, Geveran Investments Limited is the record holder of 4,602,688 of these shares and its affiliate, Famatown Finance Limited, is the record holder of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. Mr. Fredriksen may be deemed to beneficially own these 6,602,688 shares through his indirect influence over Geveran Investments Limited, Famatown Finance Limited, and Greenwich Holdings Limited. Mr. Fredriksen disclaims beneficial ownership of these 6,602,688 shares except to the extent of his voting and dispositive interests in such shares. Mr. Fredriksen has no pecuniary interest in these 6,602,688 shares. The mailing address for Geveran Investments Limited is Deana Beach Apartments Block 1, 4th Floor, Promachou Eleftherias Street Ayos Athanasios, Limassol 4103, Cyprus.
(6)
Information is based on a Schedule 13G/A filed on February 14, 2020 by Melqart Asset Management (UK) Ltd. (“Melqart”). Melqart reports sole voting and dispositive power over 3,288,449 shares and shared voting and dispositive power over 0 shares. The mailing address for Melqart is 5 St James’s Square, London, SW1Y 4JU.I

(7)
Pursuant to the Control Group 13D, Robertson QES Investment LLC is the record owner of such shares. The sole manager of Robertson QES Investment LLC has voting and dispositive power over these shares. Corbin J. Robertson, Jr., serves as the sole manager of Robertson QES Investment LLC and expressly disclaims ownership over these shares, except to the extent of any pecuniary interest therein. D. Rogers Herndon, and certain children of Mr. Robertson or entities they control, including Corbin J. Robertson III, Christine Morenz, and William K. Robertson, are members of Robertson QES Investment LLC and expressly disclaim ownership over these shares, except to the extent of any pecuniary interest therein.

(8)
Information is based on a Form 4 filed on June 13, 2019.

(9)
Corbin J. Robertson, Jr., is the record owner of 214,749 shares.

REPORT OF THE AUDIT COMMITTEE OF THE KLXE BOARD
Management is responsible for the financial reporting process, including the system of internal controls and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. KLXE’s independent auditors are responsible for auditing those financial statements. The KLXE Audit Committee’s responsibility is to monitor and review these processes. The KLXE Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent auditors.
The KLXE Audit Committee has reviewed and discussed the audited consolidated financial statements for the year ended January 31, 2020 with management and Deloitte & Touche LLP, KLXE’s independent registered public accounting firm.
The KLXE Audit Committee discussed and reviewed with Deloitte & Touche LLP all communications required by generally accepted auditing standards, including, among other things, the matters required to be discussed by the Public Company Accounting Oversight Board (“PCAOB”) Auditing Standard No. 16, “Communication with Audit Committees,” and discussed and reviewed the results of Deloitte & Touche LLP’s audit of KLXE’s consolidated financial statements. The KLXE Audit Committee also discussed the results of internal audit examinations.
KLXE’s independent auditors also provided to the KLXE Audit Committee the written disclosures and the annual communication required by PCAOB Rule 3526, “Communication with Audit Committees Concerning Independence,” regarding the independent accountant’s communications with the KLXE Audit Committee concerning independence, and the KLXE Audit Committee discussed with the independent auditors their independence from KLXE. When considering Deloitte & Touche LLP’s independence, the KLXE Audit Committee considered whether their provision of services to KLXE, beyond those rendered in connection with their audit and review of KLXE’s consolidated financial statements, was consistent with maintaining their independence. The KLXE Audit Committee also reviewed, among other things, the amount of fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates for audit and non-audit services.
Based on the review of the KLXE Audit Committee, these meetings, discussions and reports, and subject to the limitations on our role and responsibilities referred to above and in the KLXE Audit Committee Charter, the KLXE Audit Committee recommended to the KLXE Board that KLXE’s audited consolidated financial statements for the year ended January 31, 2020 be included in KLXE’s Annual Report on Form 10-K.
With respect to the above matters, the KLXE Audit Committee submits this report.
Audit Committee
Benjamin A. Hardesty
Theodore L. Weise
John T. Whates

LEGAL MATTERS
The validity of the shares of KLXE Common Stock offered hereby will be passed upon for KLXE by Freshfields Bruckhaus Deringer US LLP.
EXPERTS
The financial statements as of January 31, 2020 and 2019, and for each of the three years in the period ended January 31, 2020 and the related financial statement schedule included in this Registration Statement, and the effectiveness of KLX Energy Services Holdings, Inc. and subsidiaries’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The consolidated financial statements of Quintana Energy Services, Inc. as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 included in this joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER PROPOSALS
KLXE
Proposals of stockholders intended to be presented at the KLXE annual meeting of stockholders to be held in 2021 pursuant to Rule 14a-8 under the Exchange Act must be received by the Secretary of KLXE at its executive offices no later than March 3, 2021 to be considered for inclusion in KLXE’s proxy materials for that meeting. That date is 120 calendar days before the one-year anniversary of the June 29, 2020 release date for this joint proxy statement/prospectus. For notice of a stockholder proposal to be considered timely, but not included in the proxy materials for the KLXE Annual Meeting of stockholders in 2021 or 2022, a stockholder’s proposal must be delivered to, or mailed and received by, the Secretary of KLXE in accordance with Section 2.09 of the KLXE Bylaws.
QES
QES held its 2020 annual meeting of stockholders on May 12, 2020. QES will only hold an annual meeting of stockholders in 2021 if the merger is not completed. If the merger is not completed, proposals of stockholders intended to be presented at the QES annual meeting of stockholders to be held in 2021 pursuant to Rule 14a-8 under the Exchange Act must be received by the Secretary of QES at QES’s principal executive offices no later than November 27, 2020, which is 120 calendar days before the one-year anniversary of the March 27, 2020 release date of the QES proxy materials for the QES 2020 annual meeting of stockholders. For notice of a stockholder proposal to be considered timely, but not included in the proxy materials for the QES annual meeting of stockholders in 2021, a stockholder’s proposal must be received by the Secretary of QES in accordance with Section 2.11 of the QES Bylaws. For more information regarding stockholder proposals for the QES 2021 annual meeting of stockholders, see the “Stockholder Proposals” section of QES’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 27, 2020, which is incorporated herein and attached as Annex Q.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable, KLX Energy Services Holdings, Inc., 1300 Corporate Center Way, Wellington, Florida 33414, Telephone: (561) 383-5100, or Quintana Energy Services Inc., 1415 Louisiana, Suite 2900, Houston, TX 77002, Attn: Corporate Secretary, Telephone: (832) 518-4094 or by email at IR@quintanaenergyservices.com.

STOCKHOLDER COMMUNICATIONS WITH THE KLXE BOARD
To facilitate the ability of KLXE stockholders to communicate with the KLXE Board, communications may be sent to: The Board of Directors, c/o Corporate Secretary, KLX Energy Services Holdings, Inc., 1300 Corporate Center Way, Wellington, Florida 33414-2105.
KLXE’s Corporate Secretary reviews all correspondence addressed to the KLXE Board and regularly presents to the KLXE Board a summary of all such correspondence and forwards to the KLXE Board or individual directors, as the case may be, copies of all correspondence that, in the opinion of the KLXE Corporate Secretary, deals with the functions of the KLXE Board or Committees thereof or that he otherwise determines requires their attention. Examples of communications that would be logged, but not automatically forwarded, include solicitations for products and services or items of a personal nature not relevant to KLXE or its stockholders. Directors may at any time review the log of all correspondence received by KLXE that is addressed to members of the KLXE Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing matters are brought to the attention of the KLXE Audit Committee, other than potential ethical and conflict-of-interest situations, which are directed to the KLXE Nominating and Corporate Governance Committee.
WHERE YOU CAN FIND MORE INFORMATION
KLXE and QES file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both KLXE and QES, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents KLXE files with the SEC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, by going to KLXE’s website at www.KLXenergy.com, and you may obtain free copies of the documents QES files with the SEC by going to QES’s website at www.QESenergyservices.com. The website addresses of KLXE and QES are provided as inactive textual references only. The information provided on the websites of KLXE and QES is not part of this joint proxy statement/prospectus and, therefore, is not incorporated herein by reference.
Statements contained in this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC.
You may request copies of documents concerning KLXE or QES for free by written or telephonic request to:
KLX Energy Services Holdings, Inc. 1300 Corporate Center Way Wellington, Florida 33414 (561) 383-5100	Quintana Energy Services Inc. 1415 Louisiana, Suite 2900 Houston, TX 77002 (832) 518-4094

ANNEX A — MERGER AGREEMENT
AGREEMENT AND PLAN OF MERGER
by and among
KLX ENERGY SERVICES HOLDINGS, INC.
KRYPTON INTERMEDIATE, LLC
KRYPTON MERGER SUB, INC.
and
QUINTANA ENERGY SERVICES INC.
Dated as of May 3, 2020

AGREEMENT AND PLAN OF MERGER, dated as of May 3, 2020 (this “Agreement”), by and among KLX Energy Services Holdings, Inc., a Delaware corporation (“Parent”), Krypton Intermediate, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Parent (“Acquiror”), Krypton Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Quintana Energy Services Inc., a Delaware corporation (the “Company”).
W I T N E S S E T H :
WHEREAS, the parties intend that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly owned subsidiary of Parent;
WHEREAS, the Board of Directors of the Company has unanimously (a) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and the transactions contemplated hereby, including the Merger and the Designated Stockholder Voting Agreement (as defined below), (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (c) resolved to recommend adoption of this Agreement by the stockholders of the Company;
WHEREAS, the Board of Directors of Parent has unanimously (a) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement and the transactions contemplated hereby, including the Charter Amendment (as defined below), the Stock Issuance (as defined below), the Plan Amendment (as defined below), the Merger and the Designated Stockholder Voting Agreement (as defined below), (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (c) resolved to recommend to its stockholders approval of the Charter Amendment, the Stock Issuance and the Plan Amendment;
WHEREAS, Acquiror, as the sole stockholder of Merger Sub, has approved this Agreement and the transactions contemplated hereby, including the Merger;
WHEREAS, as an inducement to Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company have entered into a voting and support agreement (the “Designated Company Stockholder Voting Agreement”);
WHEREAS, as an inducement to the applicable Company stockholders to enter into the Designated Company Stockholder Voting Agreement, concurrently with the execution and delivery of this Agreement, such stockholders of the Company have entered into a registration rights agreement with Parent, to be effective as of the Closing; and
WHEREAS, as an inducement to the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, a stockholder of Parent has entered into a voting and support agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:
ARTICLE I
THE MERGER
Section 1.1   The Merger.   At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly owned subsidiary of Parent.
Section 1.2   Closing.   The closing of the Merger (the “Closing”) shall take place at the offices of Freshfields Bruckhaus Deringer US LLP, 601 Lexington Avenue, 31st Floor, New York, NY 10022

at 10:00 a.m., New York City time, on a date to be specified by the parties (the “Closing Date”), which shall be no later than the third (3rd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by action taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. Notwithstanding the foregoing, the parties agree that the Closing may take place remotely by exchange of documents and signatures (or their electronic counterparts).
Section 1.3   Effective Time.   On the Closing Date, the Company and Merger Sub shall file the certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL with the Secretary of State of the State of Delaware. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).
Section 1.4   Effects of the Merger.   The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.
Section 1.5   Certificate of Incorporation and By-laws of the Surviving Corporation.
(a)   At the Effective Time, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name) until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.
(b)   At the Effective Time, the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation (except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name) until thereafter amended in accordance with the provisions thereof and hereof and applicable Law, in each case consistent with the obligations set forth in Section 5.11.
Section 1.6   Directors.   Subject to applicable Law, the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Section 1.7   Officers.   The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
Section 1.8   Alternative Structures.   The parties agree to reasonably cooperate in the consideration and implementation of alternative structures to effect the business combination contemplated by this Agreement, as long as any such alternative structure does not (a) impose any material delay on, or condition to, the consummation of the Merger, (b) cause any condition set forth in Article VI to not be capable of being satisfied (unless duly waived by the party entitled to the benefits thereof), or (c) adversely affect any of the parties hereto or their stockholders.
ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
Section 2.1   Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company, Parent or Merger Sub:

(a)   Conversion of Company Common Stock.   Subject to Sections 2.1(b) and 2.1(d), each issued and outstanding share of common stock, par value $0.01 per share, of the Company outstanding immediately prior to the Effective Time (such shares, collectively, “Company Common Stock,” and each, a “Share”), other than any Cancelled Shares, shall thereupon be converted automatically into and shall thereafter represent the right to receive 0.4844 (the “Exchange Ratio”) fully paid and nonassessable shares of common stock, par value $0.01 per share (“Parent Common Stock”), of Parent (the “Merger Consideration”). As a result of the Merger, at the Effective Time, each holder of Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of such Shares which are issued and outstanding immediately prior to the Effective Time, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d) and any dividends or other distributions payable pursuant to Section 2.4, all to be issued or paid, without interest, in consideration therefor upon the surrender of such Shares in accordance with Section 2.3(b).
(b)   Cancellation of Shares.   Each Share that is owned directly or indirectly by Parent or Merger Sub or any of their respective Subsidiaries immediately prior to the Effective Time or held directly or indirectly by the Company (as treasury stock or otherwise) or any of its Subsidiaries immediately prior to the Effective Time (in each case, other than Shares held on behalf of third parties) (the “Cancelled Shares”) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.
(c)   Conversion of Merger Sub Common Stock.   At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
(d)   Fractional Shares.
(i)   No fractional shares of Parent Common Stock shall be issued in the Merger, but in lieu thereof each holder of Shares otherwise entitled to a fractional share of Parent Common Stock will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.1(d), a cash payment in lieu of such fractional share of Parent Common Stock representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of shares of Parent Common Stock equal to the excess of (A) the aggregate number of shares of Parent Common Stock to be delivered to the Exchange Agent by Parent pursuant to Section 2.3(a) over (B) the aggregate number of whole shares of Parent Common Stock to be distributed to the holders of Shares pursuant to Section 2.3(b) (such excess, the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of Shares that would otherwise receive fractional shares of Parent Common Stock, shall sell the Excess Shares at then prevailing prices on NASDAQ Global Select Market (“NASDAQ”) in the manner provided in the following paragraph.
(ii)   The sale of the Excess Shares by the Exchange Agent, as agent for the holders of Shares that would otherwise receive fractional shares of Parent Common Stock, shall be executed on NASDAQ through one or more member firms of NASDAQ and shall be executed in round lots to the extent practicable. Until the proceeds of such sale or sales have been distributed to the holders of Shares, the Exchange Agent shall hold such proceeds in trust for the holders of Shares that would otherwise receive fractional shares of Parent Common Stock (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each holder of Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Shares would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Shares would otherwise be entitled.
(iii)   As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Shares in lieu of any fractional shares of Parent Common Stock, the Exchange Agent shall make available such amounts to such holders of shares of Parent Common Stock without interest, subject to and in accordance with Section 2.3.
(e)   Adjustments to the Exchange Ratio.   If at any time during the period between the date of this Agreement and immediately prior to the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur as a result of any reclassification, stock split (including the Reverse Stock Split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Exchange Ratio, the Merger Consideration and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the “Exchange Ratio” shall be references to the Exchange Ratio as so adjusted; provided, however, that nothing in this Section 2.1(e) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.
Section 2.2   Treatment of Company Equity Awards.
(a)   As soon as practicable following the date of this Agreement and in any event prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall adopt resolutions and take any actions (including obtaining any required consents) as may be required to effect the following:
(i)   Company Phantom Units.   Each phantom unit award granted under any Company Stock Plan (a “Company Phantom Unit”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, become fully vested and be cancelled and, in exchange therefor, the holder thereof shall receive as soon as practicable following the Effective Time but in any event no later than three (3) business days after the Effective Time the aggregate number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company Phantom Unit immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share, subject to withholding of shares of Parent Common Stock for applicable income and employment withholding Taxes. For purposes of this Agreement, the “Company Stock Plans” means the Company’s 2018 Long-Term Incentive Plan and the Quintana Amended and Restated Long-Term Incentive Plan (also referred to as the Quintana Legacy Long-Term Incentive Plan).
(ii)   Employee Company RSUs.   Each outstanding restricted stock unit award granted under any Company Stock Plan (a “Company RSU”) held by any employee or officer of the Company or any of its Subsidiaries, whether vested or unvested and whether settled in shares of Company Common Stock or cash, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted (as converted, a “Converted RSU Award”) into a restricted stock unit award with respect to the aggregate number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share. Each Converted RSU Award shall be subject to the same terms and conditions (including any vesting requirements and terms of settlement) set forth under the applicable Company Stock Plan and award agreement in effect immediately prior to the Effective Time; provided that, with respect to Company RSUs that are subject to performance-vesting conditions (“Company PSUs”), (1) the number of shares of Company Common Stock used for purposes of clause (A) above shall equal the number of shares subject to such Company PSU, determined (i) in the case of Company PSUs granted prior to 2020, based upon the actual level of performance previously determined by the Compensation Committee of the Company in accordance with the applicable Company Stock Plan and applicable award agreement thereunder, rounded up to the nearest whole share and (ii) in the case of Company PSUs granted in 2020, based upon the actual level of performance as of the last trading day for the Company Common Stock on the NYSE immediately prior to the date of announcement of this Agreement, with strategic performance goals deemed satisfied at 100% and (2) following the Effective Time, the Converted RSU Awards based on the portion of Company PSUs granted in 2019 that were determined to have been earned based on discretionary performance goals and the portion of Company PSUs granted in 2020 that are subject to strategic performance goals shall be settled in cash at the time such Converted RSU Awards become fully vested.
(iii)   Director Company RSUs.   Each outstanding Company RSU held by any director of the Company that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, become fully vested and be cancelled and, in exchange therefor, the holder thereof shall receive as soon as practicable following the Effective Time but in any event no later than three (3) business days after the Effective Time the aggregate number of shares of Parent Common Stock equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (B) the Exchange Ratio, rounded up to the nearest whole share.
(iv)    Residual Shares.   Any shares of Company Common Stock that remain available for issuance pursuant to any Company Stock Plan as of the Effective Time (the “Residual Shares”) shall, in accordance with such Company Stock Plan, be converted at the Effective Time into the number of shares of Parent Common Stock equal to the product of the number of such Residual Shares and the Exchange Ratio (such shares of Parent Common Stock, the “Assumed Shares”).
(b)   At the Effective Time, by virtue of the Merger and without the need of any further corporate action, Parent shall assume the Company Stock Plans, with the result that Parent may, as permitted by applicable Law, issue the Assumed Shares, if any, after the Effective Time pursuant to the settlement of the equity awards granted under the Company Stock Plans or any other plan of Parent or any its affiliates.
Section 2.3   Exchange of Shares.
(a)   Exchange Agent.   Prior to the Effective Time, Parent shall appoint an exchange agent mutually acceptable to Parent and the Company (the “Exchange Agent”) for the purpose of exchanging Shares for the Merger Consideration. Promptly after the Effective Time, Parent will deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of the Shares and Company Equity Awards, for exchange in accordance with this Article II, through the Exchange Agent, the aggregate number of shares of Parent Common Stock required to be issued under this Article II (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay dividends and other distributions, if any, pursuant to Section 2.4. All certificates representing shares of Parent Common Stock (including the amount of dividends or other distributions, if any, payable with respect thereto pursuant to Section 2.4 and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.1(d)) are hereinafter referred to as the “Exchange Fund.”
(b)   Exchange Procedures.   As soon as reasonably practicable after the Effective Time and in any event not later than the tenth (10th) business day following the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of Shares, which at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and that risk of loss and title to the Shares shall pass, only upon delivery of the Shares to the Exchange Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company prior to the Effective Time) and (ii) instructions for use in effecting the surrender of the Shares in exchange for certificates representing whole shares of Parent Common Stock (or appropriate alternative arrangements shall be made by Parent if uncertificated shares of Parent Common Stock will be issued), cash in lieu of any fractional shares of Parent Common Stock pursuant to Section 2.1(d) and dividends or other distributions, if any, payable pursuant to Section 2.4. Upon surrender of Shares for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Shares shall be entitled to receive in exchange therefor that number of whole shares of Parent Common Stock (after taking into account all Shares surrendered by such holder)

to which such holder is entitled pursuant to Section 2.1 (which shall be in uncertificated book entry form unless a physical certificate is requested), payment by cash or check in lieu of fractional shares of Parent Common Stock which such holder is entitled to receive pursuant to Section 2.1(d) and dividends or distributions, if any, payable pursuant to Section 2.4, and the Shares so surrendered shall forthwith be cancelled. If any portion of the Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Share is registered, it shall be a condition to the registration thereof that the surrendered Share be in proper form for transfer and that the person requesting such delivery of the Merger Consideration pay any transfer or other similar Taxes required as a result of such registration in the name of a person other than the registered holder of such Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. Until surrendered as contemplated by this Section 2.3(b), each Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 2.1(d) or Section 2.4) upon such surrender. No interest shall be paid or shall accrue on any amount payable pursuant to Section 2.1(d) or Section 2.4.
Section 2.4   Distributions with Respect to Unexchanged Shares.   No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Share with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.1(d), until such Share has been surrendered in accordance with this Article II. Subject to applicable Laws, following surrender of any such Share, there shall be paid to the record holder thereof, without interest, (i) promptly after such surrender, the number of whole shares of Parent Common Stock issuable in exchange therefor pursuant to this Article II, together with any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.1(d) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock. Each of the Exchange Agent, Parent, Merger Sub and Surviving Corporation, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares or holder of Company Equity Awards, such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of U.S. state or local Tax Law with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holder of the Company Equity Awards, in respect of which such deduction and withholding were made.
(a)   No Further Ownership Rights in Company Common Stock; Closing of Transfer Books.   All shares of Parent Common Stock issued upon the surrender for exchange of Shares in accordance with the terms of this Article II and any cash paid pursuant to Section 2.1(d) or Section 2.4 shall be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to the Shares previously represented by such Shares. After the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Shares are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.
(b)   Termination of Exchange Fund.   Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares for six (6) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 2.1(d) and any dividends or distributions pursuant to Section 2.4.
(c)   Escheat, Etc.   Neither Parent nor the Surviving Corporation shall be liable to any holder of Shares for any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar

Law. If any Shares shall not have been surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash or shares of Parent Common Stock (or any dividends or other distributions with respect thereto) would otherwise escheat to or become the property of any Governmental Entity), any cash or shares of Parent Common Stock issuable upon the surrender of, or any dividends or other distributions in respect of, such Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.
(d)   No Appraisal Rights.   In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of shares of the Company Common Stock or Parent Common Stock in connection with the Merger.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as disclosed in the Company SEC Documents (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) furnished or filed and publicly available not later than one (1) business day prior to the date of this Agreement, where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1   Qualification, Organization, Subsidiaries.
(a)   Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and to perform its material obligations under all Company Material Contracts, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of the Subsidiaries of the Company, where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   As used in this Agreement, a “Material Adverse Effect” means, when used with respect to a person, (x) any change, event, development, circumstance, condition, occurrence, effect or combination of the foregoing that has or would be reasonably expected to have a material adverse effect on the ability of such person to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in a timely manner in accordance with the terms hereof, or (y) any change, event, development, circumstance, condition, occurrence, effect or combination of the foregoing that has or would be reasonably expected to have a material adverse effect on the business, operations, financial condition or results of operations of such person and its Subsidiaries taken as a whole, but, in the case of clause (y), none of the following changes, events, developments, conditions, occurrences or effects (either alone or in combination) shall be deemed to constitute a Material Adverse Effect or be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred or would reasonably be expected to occur:
(i)   changes in the general economic, financial, credit, capital or securities markets, including prevailing interest rates or currency rates or the price of any commodity, security or market index, or regulatory or political conditions;
(ii)   changes in general economic conditions in, or factors affecting, the oil and gas exploration and production industry or oil field services industry generally (including, in each case, changes generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities, or any industry, markets or geographical areas in which such person or its Subsidiaries operate) or the shutting-in of wells and laying down of rigs;
(iii)   any effects resulting from hostilities or acts of war (whether or not declared), civil disobedience, terrorism, military actions, geopolitical conditions or any escalation or worsening of the foregoing;
(iv)    any hurricane, tornado, flood, earthquake or other weather or natural disaster;
(v)   any epidemic, pandemic or disease outbreak (including the COVID-19 virus), or other public health condition, or any other force majeure event;
(vi)    the announcement or pendency of this Agreement (including, for the avoidance of doubt, compliance with or performance of obligations under this Agreement or the transactions contemplated hereby); provided that the exception in this clause (vi) shall not apply to references to “Company Material Adverse Effect” in the representations and warranties set forth in Section 3.3(c) and, to the extent related thereto, the conditions set forth in Section 6.3(a) or to references to “Parent Material Adverse Effect” in the representations and warranties set forth in Section 4.3(c) and, to the extent related thereto, the condition set forth in Section 6.2(a);
(vii)   any change in the market price or trading volume of the common stock of such person (it being understood and agreed that the exception in this clause (vii) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such change (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);
(viii)   any failure to meet any financial projections or estimates or forecasts of revenues, earnings or other financial metrics for any period (it being understood and agreed that the exception in this clause (viii) shall not preclude, prevent or otherwise affect a determination that the facts, circumstances, changes, events, developments, conditions, occurrences or effects giving rise to such failure (unless excepted under the other clauses of this definition) should be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect);
(ix)    changes in any Laws or regulations applicable to such person;
(x)   changes in applicable accounting regulations or the interpretations thereof; and
(xi)   any legal proceedings commenced by or involving any current or former member, director, partner or stockholder of such person (on their own behalf or on behalf of such person) arising out of or related to this Agreement or the Merger or other transactions contemplated hereby;
provided, however, that any change, event, development, circumstance, condition, occurrence or effect referred to in clause (i), (ii), (iii), (iv) or (v) will, unless otherwise excluded, be taken into account for purposes of determining whether or not a Material Adverse Effect has occurred if and only to the extent that such change, event, development, circumstance, condition, occurrence or effect disproportionately adversely affects such person, as compared to other similarly situated persons operating in the industries in which such person operates.
(c)   As used in this Agreement, a “Company Material Adverse Effect” means a Material Adverse Effect on the Company.
(d)   The Company has made available to Parent prior to the date of this Agreement a true and complete copy of the Company’s amended and restated certificate of incorporation and by-laws, each as amended through the date hereof (collectively, the “Company Organizational Documents”).
Section 3.2   Capital Stock.
(a)   The authorized capital stock of the Company consists of 150,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred

Stock”). As of May 1, 2020, (i) 33,755,987 shares of Company Common Stock were issued and outstanding, (ii) 1,748,347 shares of Company Common Stock were held in treasury, (iii) 234,148 shares of Company Common Stock were issuable in respect of Company Phantom Units, (iv) 2,287,202 shares of Company Common Stock were issuable in respect of Company RSUs, including 675,240 shares of Company stock in respect of Company PSUs (determined assuming performance achievement of any applicable performance goals in accordance with Section 2.2(a)(ii) hereof), (v) 588,050 Company PSUs (determined assuming performance achievement of any applicable performance goals in accordance with Section 2.2(a)(ii) hereof) that may be settled in cash and (vi) no shares of Company Preferred Stock were issued or outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, with no personal liability attaching to the ownership thereof, and all shares of Company Common Stock reserved for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, with no personal liability attaching to the ownership thereof.
(b)   Except as set forth in subsection (a) above, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests or any securities the value of which is based on such shares or equity interests (including any phantom awards or stock appreciation rights), (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.
(c)   Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.
(d)   There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries.
(e)   The Company has delivered or made available to Parent a true, correct and complete copy of the Company Stock Plans and the form award agreement with respect to each Company Phantom Unit and Company RSU (collectively, “Company Equity Awards”). Section 3.2(e) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company Phantom Units and the Company RSUs, including, with respect to each such award, the name of the holder thereof, the number of shares subject to each such award and the vesting schedule (including any performance conditions) thereof. All grants of Company Equity Awards were validly made and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of the Company in accordance with GAAP.
Section 3.3   Corporate Authority Relative to this Agreement; No Violation.
(a)   The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, receipt of the Company Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and, except in the case of the consummation of the Merger for the Company Stockholder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or the consummation of the Merger and the other transactions contemplated hereby. As of the date hereof, the Board of Directors of the Company has resolved, by the unanimous vote of the directors present at a meeting duly called at which a quorum of the Board of Directors of the Company was present, to recommend that the Company’s stockholders approve this Agreement and the transactions contemplated hereby (the “Company Recommendation”). This Agreement has been duly and validly executed and delivered by the

Company and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub, constitutes the legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
(b)   Other than in connection with or in compliance with (i) the DGCL, (ii) the Securities Exchange Act of 1934 (the “Exchange Act”), (iii) the Securities Act of 1933 (the “Securities Act”), (iv) the rules and regulations of the New York Stock Exchange (the “NYSE”), and (v) the approvals set forth on Section 3.3(b) of the Company Disclosure Schedule (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any United States, state of the United States or foreign governmental or regulatory agency, commission, court, body, entity or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   The execution, delivery and performance by the Company of this Agreement does not, and, except as described in Section 3.3(b), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”), upon any of the properties or assets of the Company or any of its Subsidiaries, other than any Lien which (A) is a lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (B) is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) is disclosed on the most recent consolidated balance sheet of the Company or notes thereto or securing liabilities reflected on such balance sheet, (D) is a Lien upon real property, but which does not and would not reasonably be expected to materially impair the continued use of a Company Owned Real Property or a Company Leased Real Property as currently operated or (E) is a non-exclusive license of or other non-exclusive grant of rights to use or obligations with respect to Intellectual Property (each of the foregoing, a “Company Permitted Lien”), (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of the Company or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.4   Reports and Financial Statements.
(a)   The Company and each of its Subsidiaries has timely filed or furnished all forms, documents and reports (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) (the “Company SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from any comment letters of the staff of the SEC received by the Company relating to any Company SEC Document. None of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review. The Company, prior to the date hereof, made available to Parent or its Representatives true, correct and complete copies of all SEC comment letters received, and response letters submitted and other material correspondence with the SEC with respect to the Company SEC Documents to the extent such comment letters, response letters and other correspondence are not publicly available.
(b)   The consolidated financial statements (including all related notes and schedules) of the Company included in or incorporated by reference into the Company SEC Documents fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). As of the date hereof, PricewaterhouseCoopers LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(c)   Neither the Company nor any of its Subsidiaries is a party to, nor has any commitment to become a party to, any material off-balance sheet partnership or any similar contract or any material “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, that is required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K under the Securities Act that has not been so disclosed in the Company SEC Documents.
Section 3.5   Internal Controls and Procedures.   The Company and each of its Subsidiaries has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal control over financial reporting prior to the date hereof, management of the Company has disclosed to the Company’s auditors and the audit committee of the Board of Directors of the Company, to the knowledge of the Company: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such significant deficiency, material weakness and fraud so disclosed to the Company’s auditors, if any, has been disclosed to Parent prior to the date hereof.
Section 3.6   No Undisclosed Liabilities.   Except (a) as reflected or reserved against in the Company’s consolidated balance sheets (or the notes thereto) included in the Company SEC Documents, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred since December 31, 2019 in the ordinary course of business consistent with past practice and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.7   Compliance with Law; Permits.
(a)   The Company and each of its Subsidiaries are, and since December 31, 2017 have been, in compliance with and are not, and since December 31, 2017 have not been, in default under or in violation of any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2017, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   The Company and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any Company Material Contract with any Governmental Entity, necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Company Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.8   Environmental Laws and Regulations.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) (A) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, (B) no penalty has been assessed against, and (C) to the knowledge of the Company, no investigation, action, claim, suit, proceeding or review is pending or is threatened by any Governmental Entity or other person against the Company or any Subsidiary of the Company or, to the knowledge of Company and its Subsidiaries, against any person or entity whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, that, in each case, relates to, or arises out of any Environmental Law, (ii) the Company and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity without any ongoing liability to the Company or to any of its Subsidiaries, since December 31, 2015 have been, in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all material permits and issuance of all notices required under Environmental Laws for the conduct of their business and compliance with the terms and conditions thereof), (iii) neither the Company nor any of its Subsidiaries is obligated to conduct or pay for, and is not conducting or paying for, any response or corrective action under any Environmental Law at any location, (iv) to the knowledge of the Company, there has been no release or threatened release of Hazardous Materials at any real property currently or formerly owned, leased or operated by the Company or any Subsidiary of the Company, or at any offsite disposal location used by the Company or any Subsidiary of the Company to dispose of any Hazardous Materials, in each case in concentrations or under circumstances that would require reporting or be reasonably likely to result in or require investigation, remediation or other corrective or response action by the Company or any Subsidiary of the Company or, to the knowledge of Company and its Subsidiaries, by any person or entity whose liability the Company or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, under any Environmental Law, and (v) neither the Company nor any of its Subsidiaries is party to any order, judgment or decree that imposes any obligations under any Environmental Law.
(b)   As used in this Agreement:
(i)   “Environment” means the indoor and outdoor environment, including but not limited to any ambient air, indoor air, surface water, drinking water, groundwater, land surface (whether below or above water), subsurface strata, sediment, building surfaces, plant or animal life and natural resources.

(ii)   “Environmental Law” means any Law or any binding agreement issued or entered by or with any Governmental Entity relating to: (A) the Environment, including pollution, contamination, cleanup, preservation, protection and reclamation of the Environment; (B) any exposure to or release or threatened release of any Hazardous Materials, including investigation, assessment, testing, monitoring, containment, removal, remediation and cleanup of any such release or threatened release; (C) the management of any Hazardous Materials, including the use, labeling, processing, disposal, storage, treatment, transport or recycling of any Hazardous Materials and Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials; or (D) the presence of Hazardous Materials in any building, physical structure, product or fixture.
(iii)   “Hazardous Materials” means (i) any material, substance, chemical, or waste (or combination thereof) that (A) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Law relating to pollution, waste, or the environment or (B) can form the basis of any liability under any Law relating to pollution, waste, or the environment; and (ii) any petroleum, petroleum products, per- and polyfluoroalkyl substances or PFAS (including PFOA, PFOS, Gen X, PFBS, and any other PFAS compound for which accepted testing methodologies exist), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.
Section 3.9   Employee Benefit Plans.
(a)   Section 3.9(a) of the Company Disclosure Schedule lists all material Company Benefit Plans and the Company has made available to Parent true, correct and complete copies of: (i) all plan documents, including all amendments thereto (or, in the case of any Company Benefit Plan that is unwritten, a summary thereof) evidencing each Company Benefit Plan, (ii) the three most recent annual reports (e.g., Form Series 5500), if any, required under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code or other applicable Laws in connection with each Company Benefit Plan; (iii) the most recent actuarial reports (if applicable) for all Company Benefit Plans; (iv) the most recent summary plan description and summaries of material modifications, if any, required under ERISA or other applicable Laws with respect to each Company Benefit Plan; and (v) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code. For purposes of this Agreement, “Company Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is established, sponsored, maintained or contributed to, or required to be contributed to, or in respect of which the Company or any of its Subsidiaries have any liability, whether direct or contingent. The Company Benefit Plans include “employee benefit plans” within the meaning of Section 3(3) of ERISA, and all employment, collective bargaining, retirement, pension, severance, retention, termination or change in control agreements, and plans, policies or arrangements providing deferred compensation, equity or equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, dental, life insurance, welfare, vacation, sick pay or paid time off, fringe or other benefits or remuneration of any kind.
(b)   In all material respects, (i) each Company Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of the current or prior plan years have been timely paid or properly accrued in accordance with generally accepted accounting principles, the terms of each of the Company Benefit Plans and applicable Law and (iii) there are no pending or threatened claims (other than routine claims for benefits) or audits, investigations or proceedings by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto.
(c)   Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan. Neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code which could reasonably be likely to result in any liability which is material to the Company or any of its Subsidiaries, taken as a whole.
(d)   There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a material liability of the Company or any Company ERISA Affiliate following the Effective Time. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, or (v) under Sections 4980H, 6055 and 6056 of the Code. For purposes of this Agreement, “Company ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
(e)   The Company maintains no Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. None of the Company Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), and none of the Company, any Subsidiary of the Company or any Company ERISA Affiliate has ever during the past six (6) years contributed to, been required to contribute to or otherwise had any obligation or liability in connection with such a multiple employer plan or multiemployer plan.
(f)   Other than as would not give rise to any material liability or obligation of the Company or its Subsidiaries, or as required by applicable Law, (i) no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and (ii) none of the Company or any of its Subsidiaries has any obligation to provide such benefits (excluding any Company Benefit Plan that provides for employer payment or subsidy of COBRA premiums).
(g)   The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, except as expressly provided in this Agreement or as required by applicable Law (i) entitle any current or former employee, consultant, director or officer of the Company or any of its Subsidiaries (collectively, the “Company Employees”) to severance pay or any material increase in severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee, except as expressly provided in this Agreement, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability under any Company Benefit Plan or (v) limit or restrict the ability of the Company or its Subsidiaries (or their respective successors) to amend or terminate any Company Benefit Plan at any time.
(h)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount to a Company Employee that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(i)   Each Company Benefit Plan has been operated in compliance in all material respects with Section 409A of the Code. Except as set forth on Section 3.9(i) of the Company Disclosure Schedule, no director, officer, employee or service provider of the Company or its Subsidiaries is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.
(j)   Other than as would not give rise to any material liability or obligation of the Company or its Subsidiaries, there are no pending or, to the knowledge of the Company, threatened claims by or on behalf of any Company Benefit Plan, by any employee or beneficiary covered under any Company Benefit Plan or otherwise involving any Company Benefit Plan (other than routine claims for benefits).
Section 3.10   Absence of Certain Changes or Events.   Since December 31, 2019, (a) except as otherwise contemplated by this Agreement, the businesses of the Company and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business, and (b) there has not been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Company Material Adverse Effect. Except as set forth on Section 3.10 of the Company Disclosure Schedule, since December 31, 2019, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of the covenants set forth in Section 5.1(b)(ii), Section 5.1(b)(iv), Section 5.1(b)(ix), Section 5.1(b)(x), Section 5.1(b)(xi), Section 5.1(b)(xv), Section 5.1(b)(xx), Section 5.1(b)(xxiii), Section 5.1(b)(xxiv), or Section 5.1(b)(xxvi).
Section 3.11   Investigations; Litigation.   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of its Subsidiaries, or, to the knowledge of the Company, an officer or director of the Company or any of its Subsidiaries in his or her capacity as such, (b) there are no legal, administrative, arbitral or other claims, actions, suits, inquiries, investigations or proceedings pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, any of their respective properties, or, to the knowledge of the Company, an officer or director of the Company or any of its Subsidiaries in his or her capacity as such at law or in equity and (c) there are no orders, writs, assessments, decisions, injunctions, rulings, judgments or decrees of, or before, any Governmental Entity against or affecting the Company or any of its Subsidiaries, any of their respective properties or, to the knowledge of the Company, an officer or director of the Company or any of its Subsidiaries in his or her capacity as such.
Section 3.12   Information Supplied.   None of the information provided by the Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement relating to the Company Stockholders’ Meeting and the proxy statement relating to the Parent Stockholders’ Meeting (such proxy statements together, in each case as amended or supplemented from time to time, the “Joint Proxy Statement”) will, at the date it is first mailed to the Company’s stockholders and Parent’s stockholders or at the time of the Company Stockholders’ Meeting or the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (other than the portion thereof relating solely to the Parent Stockholders’ Meeting) and the Form S-4 (solely with respect to the portion thereof relating to the Company Stockholders’ Meeting) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement which were not supplied by or on behalf of the Company.
Section 3.13   Tax Matters.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)   The Company and its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (B) have duly and timely paid all Taxes that are due and payable by the Company or any of its Subsidiaries (other than Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the financial statements included in the Company SEC Documents), (C) have adequate accruals and reserves in accordance with GAAP on the financial statements included in the Company SEC Documents for all Taxes payable by the Company or any of its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (D) have not received written notice of any assessment of or deficiency for any Tax from any Governmental Entity, against the Company or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Company SEC Documents.

(ii)   There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Company Permitted Liens. There are no disputes, audits, examinations, investigations or other proceedings ongoing, pending or threatened in writing in respect of any Taxes or Tax Return of the Company or any of its Subsidiary. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No written claim has been made by an authority of a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such Company or its Subsidiary is subject to taxation by such jurisdiction.
(iii)   Neither the Company nor any of its Subsidiaries is obligated by any written contract, agreement or other arrangement to indemnify any other person (other than the Company and its Subsidiaries) with respect to Taxes. Neither the Company nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement exclusively with the Company or its Subsidiaries). Neither the Company nor any of its Subsidiaries is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any person other than the Company and its Subsidiaries or as a transferee or successor.
(iv)   The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(v)   Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(b)   Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” (or successor thereto) in a transaction intended to qualify under Section 355 of the Code in the two (2) years prior to the date of this Agreement or as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.
(c)   The Company is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
(d)   The Company has made available to Parent or its legal or accounting representative copies of all federal and state income Tax Returns for the Company and each of its Subsidiaries filed for all periods including and after the period ended December 31, 2016.
(e)   The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.
(f)   Neither the Company nor any of its Subsidiaries is a successor to any entity that was treated as a publicly traded partnership taxable as a corporation under section 7704(a)(30).
(g)   As used in this Agreement, (i) “Taxes” means any and all U.S. or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.
Section 3.14   Employment and Labor Matters.
(a)   (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor-related agreement or arrangement with any labor union, labor organization or other employee representative body (the “Company Labor Agreements”); there are no collective bargaining agreements or other labor-related agreements or arrangements that pertain to any employee of the Company or any of its Subsidiaries; and no employee of the Company or any of its Subsidiaries is represented by any labor union, labor organization or other employee representative body with respect to their employment with the Company or its Subsidiary, as applicable, (ii) since December 31, 2017, there have not been any strikes, lockouts, slowdowns, work stoppages or other similar labor disputes involving any employee of the Company or any of its Subsidiaries, and none are in effect or, to the knowledge of the Company, threatened with respect to any employee of the Company or any of its Subsidiaries, (iii) to the knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened with respect to any employee of the Company or any of its Subsidiaries; except, with respect to (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Except for such matters which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting labor and employment including, without limitation, all Laws respecting wages and hours (including minimum wage, overtime, meal periods and/or rest periods), harassment, classification of employees (both with respect to exempt vs. non-exempt status and employee vs. independent contractor status), health and safety, immigration, civil rights, discrimination, disability rights or benefits, leaves of absence, plant closures and layoffs, collective bargaining, workers’ compensation, prohibitions against retaliation (including whistleblower protections) and labor relations.
(c)   To the knowledge of the Company, since December 31, 2015, no allegations of sexual harassment have been made against (i) any director or officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at a level of Vice President or above. None of the Company and its Subsidiaries is party to a settlement agreement with a Company Employee that involves allegations relating to sexual harassment by either (i) an officer of the Company or its Subsidiaries or (ii) an employee of the Company or its Subsidiaries at the level of Vice President or above.
Section 3.15   Intellectual Property.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or a Subsidiary of the Company owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete (in all material respects) list as of the date hereof of the material Intellectual Property that is the subject of a registration (including issued patents) or pending application that either (i) the Company or a Subsidiary of the Company owns or (ii) is exclusively licensed to the Company or any of its Subsidiaries for use in their respective businesses. All application and renewal fees, costs, charges, taxes, payments and other steps required for the maintenance, protection or use of the Intellectual Property owned by the Company or any of its Subsidiaries have been timely paid or performed, except where the failure to be so timely paid would not reasonably be expected to have a Company Material Adverse Effect.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no pending or, to the knowledge of the Company, threatened in writing claims by any person against the Company or any of its Subsidiaries alleging infringement by the Company or any of its Subsidiaries for their use of the Intellectual Property owned by the Company or any of its Subsidiaries, (ii) there are no pending or, to the knowledge of the Company, threatened in writing claims by any person (including any employee or contractor) alleging that they have ownership rights in, or are owed payment of any compensation based on development of, Intellectual Property owned by the Company or any of its Subsidiaries, (iii) to the knowledge of the Company, the conduct of the business of the Company and its Subsidiaries does not infringe any Intellectual Property rights of any person, (iv) there are no pending or, to the knowledge of the Company, threatened in writing claims by any person against the Company or any of its Subsidiaries alleging any infringement by the Company or any of its Subsidiaries of any Intellectual Property rights of any person, (v) neither the Company nor any of its Subsidiaries has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the Intellectual Property owned by the Company or any of its Subsidiaries, (vi) to the knowledge of the

Company, no person is infringing any Intellectual Property owned by the Company or any of its Subsidiaries, and (vii) no person has been authorized to make any use whatsoever of any material Intellectual Property owned by the Company or any of its Subsidiaries except pursuant to a valid and enforceable license agreement.
(c)   All persons retained or employed by the Company or any of its Subsidiaries who, in the course of their work, have created material Intellectual Property owned by the Company or any of its Subsidiaries are, to the extent reasonably practicable, individually bound by agreements or operation of law with the Company or applicable Subsidiary of the Company whereby ownership of all such Intellectual Property vests in the Company or applicable Subsidiary of the Company. All such agreements contain terms which, to the extent reasonably practicable, prevent such persons from disclosing confidential information about the Company or its Subsidiaries and their businesses subject to customary disclosure exceptions.
(d)   As used in this Agreement, “Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign: (i) trademarks, trade names, service marks, service names, logos, assumed names, domain names and other similar designations of source or origin, and any registrations or applications for the foregoing, together with the goodwill symbolized by any of the foregoing; (ii) registered and unregistered copyrights; (iii) domain names, and (iv) inventions, patents, patent applications, patent disclosures, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, extensions and counterparts thereof.
(e)   Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 3.15 are the only representations and warranties being made by the Company in this Agreement with respect to the validity, enforceability or registrability of, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.
Section 3.16   Real Property.
(a)   With respect to real property owned by the Company or any Subsidiary (such property collectively, the “Company Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) either the Company or a Subsidiary of the Company has good and insurable fee simple title to such Company Owned Real Property, free and clear of all Liens other than Company Permitted Liens, (ii) there are no leases, subleases, licenses, or similar use or occupancy agreements affecting any portion of the Company Owned Real Property, and (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Company Owned Real Property or any portion thereof or interest therein. Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened condemnation proceeding with respect to any Company Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease and other agreement (collectively, the “Company Real Property Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Company Leased Real Property”, and together with the Company Owned Real Property, the “Company Real Property”) at which the operations of the Company or any of its Subsidiaries are conducted is valid, binding and in full force and effect, (ii) neither the Company nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a portion of a Company Leased Real Property that would reasonably be expected to adversely affect the existing use of the Company Leased Real Property by the Company in operation of its business thereon, and (iii) no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord thereunder, exists under any Company Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a breach or default on the part of the Company or, if applicable, its Subsidiary, or, to the knowledge of the Company, the landlord thereunder, under a Company Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Company Real Property Leases, in each parcel of Company Leased Real Property, free and clear of all Liens, except for Company Permitted Liens. Neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened condemnation proceeding with respect to any Company Leased

Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.17   Company Assets.   Except as has not had, or would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective personal properties and assets (tangible or intangible) (the “Company Personal Property”, and together with the Company Real Property, the “Company Assets”). The Company and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Company Personal Property, including all such Company Personal Property reflected in the Company’s balance sheet as of December 31, 2019 (the “Company Balance Sheet”) or acquired since the date thereof (except as may have been disposed of in the ordinary course of business consistent with past practice or may be disposed of after the date of this Agreement in accordance with the terms hereof), in each case free and clear of any Liens, except Company Permitted Liens. The Company Assets constitute all of the material assets and rights necessary to operate the businesses of the Company and its Subsidiaries in substantially the same manner that the Company and its Subsidiaries have been operating their respective businesses prior to the date hereof, and all significant operating equipment of the Company and its Subsidiaries is in good operating condition in accordance with industry practice, ordinary wear and tear excepted.
Section 3.18   Customers and Suppliers.   Section 3.18 of the Company Disclosure Schedule sets forth a true, correct and complete list of (a) the top 15 customers (by annual revenue) of the Company and its Subsidiaries for the years ended December 31, 2018 and December 31, 2019 (each a “Company Top Customer”) and (b) the top 15 suppliers (by annual spend) of the Company and its Subsidiaries for the years ended December 31, 2018 and December 31, 2019 (each a “Company Top Supplier”). Since December 31, 2018 through the date of this Agreement: (a) no Company Top Customer or Company Top Supplier has canceled, substantially reduced, materially and adversely amended, or otherwise terminated its relationship with the Company or any of its Subsidiaries; (b) no Company Top Customer or Company Top Supplier has threatened to, or, to the knowledge of the Company, intends to, cancel, substantially reduce, materially and adversely amend, or otherwise terminate its relationship with the Company or any of its Subsidiaries or its usage of the services of the Company or any of its Subsidiaries; and (c) neither the Company nor any of its Subsidiaries has any direct or indirect ownership interest that is material to the Company and its Subsidiaries taken as a whole in any Company Top Customer or Company Top Supplier.
Section 3.19   Required Vote of the Company Stockholders.   (a) The affirmative vote of a majority of the outstanding Company Common Stock entitled to vote on this Agreement and the Merger is the only vote of holders of securities of the Company which is required to approve this Agreement and the Merger (the “Company Stockholder Approval”), (b) the action of the Board of Directors of the Company in approving this Agreement is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby the restrictions on “Business Combinations” (as defined the Company’s amended and restated certificate of incorporation) as set forth in the Company’s amended and restated certificate of incorporation and (c) the Company’s amended and restated certificate of incorporation provides that the Company has elected not to be governed by Section 203 of the DGCL, and, to the knowledge of the Company, no other Takeover Laws are applicable to the Merger, this Agreement, the Designated Stockholder Voting Agreement or any of the transactions contemplated hereby and thereby. As used in this Agreement, “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state antitakeover Laws and regulations.
Section 3.20   Opinion of Financial Advisor.   The Board of Directors of the Company has received the opinion of Tudor, Pickering, Holt & Co. Advisors, LLC to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been materially amended or rescinded as of the date of this Agreement.
Section 3.21   Material Contracts.
(a)   Except for this Agreement and the Company Benefit Plans, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement, license or arrangement (whether written or oral) that:

(i)   is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii)   is material to the Company and its Subsidiaries taken as a whole;
(iii)   upon receipt of the Company Stockholder Approval or upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee thereof;
(iv)   expressly restrains, limits or impedes the Company’s or any of its Subsidiaries’, or will expressly restrain, limit or impede the Surviving Corporation’s or any of its Affiliates’, ability to compete with or conduct any business or any line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ or the Surviving Corporation’s or any of its Affiliates’ activities;
(v)   imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to acquire or dispose of the securities of another person;
(vi)   (1) excluding accounts payable arising in the ordinary course of business, (A) evidences Indebtedness of the Company or any of its Subsidiaries to any third party, (B) guarantees any such Indebtedness of a third party or (C) contains a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in subclause (1) above;
(vii)   is a joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses;
(viii)   provides for (1) an increase in any benefit thereunder, or acceleration of the vesting of any benefit thereunder, as a result of the occurrence of any of the transactions contemplated by this Agreement, or (2) the calculation of the value of any of the benefits thereunder on the basis of any of the transactions contemplated by this Agreement (including any equity or equity-based plan, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan);
(ix)    is a shareholder rights agreement or otherwise provides for the issuance of any securities in respect of this Agreement or the Merger;
(x)   relates to the sale of any Company Assets in excess of $500,000, except any such agreement (1) (A) under which the sale transaction has previously closed and is so reflected on the Company’s financial statements and (B) that contains no continuing obligation of the Company or (2) that relates solely to an intercompany transaction among the Company and its Subsidiaries in the ordinary course of business consistent with past practices;
(xi)    relates to the acquisition by the Company or any of its Subsidiaries of any person or other business organization, division or business of such person (including through merger or consolidation or the purchase of an equity interest in or a portion of the assets of such person or by any other manner), other than those (1) under which the sale transaction has previously closed and is so reflected on the Company’s financial statements and (2) that contain no continuing obligation of the Company;
(xii)   contains any “most favored nation” or most favored customer provision;
(xiii)   contains any provision that requires the purchase of all or a material portion of the Company’s or any of its Subsidiaries’ requirements for a given product or service from another person, which product or service is material to the Company and its Subsidiaries, taken as a whole;
(xiv)   grants any right of first refusal, right of first offer, or similar right with respect to any material Company Assets;
(xv)   is with a Governmental Entity; or

(xvi)   other than those agreements listed in clauses (i) to (xv) above, involve payments by the Company and its Subsidiaries in excess of $500,000 during any 12-month period and that are not terminable without premium or penalty on less than thirty (30) days’ notice.
All contracts of the types referred to in clauses (i) through (xvii) in this Section 3.21(a) are referred to herein as “Company Material Contracts.” Section 3.21(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list, and the Company has made available to Parent true, correct and complete copies, of each Company Material Contract.
(b)   Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company which is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event has occurred through the Company’s or any of its Subsidiary’s action or inaction or, to the knowledge of the Company, through the action of inaction of any person who is a counterparty to a Company Material Contract, that with notice or lapse of time or both would result in the termination of or a right of termination or cancellation under any Company Material Contract or accelerate the performance or obligations required thereby, or result in the loss of any material benefit to the Company under the terms of any Company Material Contract. As of the date hereof, neither the Company nor any of its Subsidiaries has received any notice of the intention of any person who is counterparty to a Company Material Contract to terminate for default, convenience or otherwise any Company Material Contract, nor to the knowledge of the Company, is any such person threatening to do so.
Section 3.22   Finders or Brokers.   Except for Tudor, Pickering, Holt & Co. Advisors, LLC, neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.
Section 3.23   Insurance.   The Company and its Subsidiaries maintain insurance in such amounts and against such risks substantially as is customary for the industries in which the Company and its Subsidiaries operate. As of the date hereof, each such insurance policy is in full force and effect, all premiums due to date thereunder have been paid in full, no such policy has been exhausted by payment of claims, and none of the Company or any of its Subsidiaries is in default in any material respect with respect to any other obligations thereunder. Neither the Company nor any of its Subsidiaries has received notice of any pending or threatened cancellation or material premium increase (retroactive or otherwise) with respect to any such material insurance policy, and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein.
Section 3.24   Related Party Transactions.   As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between the Company or any of its Subsidiaries, on the one hand, and any director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Company Common Stock (or any of such person’s immediate family members or affiliates) (other than the Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.

Section 3.25   Company IT Systems; Privacy and Data Security.
(a)   Since December 31, 2018, there has been no malfunction or failure, continued substandard performance or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries take commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining backup, disaster recovery, and software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Since December 31, 2018, the Company and each of its Subsidiaries have complied with all applicable Laws and all internal or publicly posted policies concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2018, the Company and its Subsidiaries have not: (i) to the knowledge of the Company after reasonable inquiry, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other claim, action or proceeding by any Governmental Entity or other person concerning the Company’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, in each case (in respect of the foregoing (i) and (ii)), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   As used in this Agreement, “Company IT Systems” means all information technology assets, hardware, software, systems and networks (including third party provided systems and services) that are both owned by or licensed or leased to the Company and used in connection with the operation of or by its business.
Section 3.26   No Additional Representations.   The Company acknowledges that neither Parent nor Merger Sub makes any representation or warranty, express or implied, as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty, express or implied, with respect to (a) any projections, estimates or budgets delivered or made available to the Company (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (b) the future business and operations of Parent and its Subsidiaries. The Company is not relying on any representation, warranty or other information of any person except for those representations or warranties expressly set forth in this Agreement or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof, and no person has been authorized by Parent, its Subsidiaries (including Merger Sub) or any other person on behalf of Parent to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by Parent or Merger Sub as having been authorized by such entity.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except as disclosed in the Parent SEC Documents (excluding any disclosures set forth in any “risk factor” section and in any section relating to forward-looking statements to the extent that they are cautionary, predictive or forward-looking in nature) furnished or filed and publicly available not later than one (1) business day prior to the date of this Agreement, where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), Parent and Merger Sub represent and warrant to the Company as follows:
Section 4.1   Qualification, Organization, Subsidiaries.
(a)   Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets, to carry on its business as presently conducted and to perform its material obligations under all Parent Material Contracts and is qualified to do business, and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of the Subsidiaries of Parent, where the failure to be so organized, validly existing, qualified or in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   As used in this Agreement, a “Parent Material Adverse Effect” means a Material Adverse Effect on Parent.
(c)   Parent has made available to the Company prior to the date of this Agreement a true and complete copy of Parent’s amended and restated certificate of incorporation and by-laws, each as amended through the date hereof (collectively, the “Parent Organizational Documents”).
Section 4.2   Capital Stock.
(a)   The authorized capital stock of Parent consists of 110,000,000 shares of Parent Common Stock and 11,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock”). As of April 30, 2020, (i) 25,287,186 shares of Parent Common Stock were issued and outstanding, including all restricted shares of Parent Common Stock outstanding as of such date granted pursuant to the KLX Energy Services Holdings, Inc. Long-Term Incentive Plan or the KLX Energy Services Holdings, Inc. Non-Employee Directors Stock and Deferred Compensation Plan ((collectively with the KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (the “Parent ESPP”), the “Parent Stock Plans”, and such restricted shares, the “Parent Equity Awards”)), (ii) 518,831 shares of Parent Common Stock were held in treasury and (iii) no shares of Parent Preferred Stock were issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, with no personal liability attaching to the ownership thereof, and all shares of Parent Common Stock reserved for issuance as noted in clause (iii), when issued in accordance with the respective terms thereof, will be duly authorized, validly issued, fully paid and nonassessable and free of pre-emptive rights, with no personal liability attaching to the ownership thereof.
(b)   Except as set forth in subsection (a) above and for rights under the Parent ESPP, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which Parent or any of its Subsidiaries is a party obligating Parent or any of its Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests or any securities the value of which is based on such shares or equity interests (including any phantom awards or stock appreciation rights), (ii) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (iii) redeem or otherwise acquire any such shares of capital stock or other equity interests or (iv) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary.
(c)   Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. No member of the Board of Directors of Parent nor any named executive officer of Parent owns more than 5% of the outstanding bonds, debentures, notes or other indebtedness of Parent.

(d)   There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of Parent or any of its Subsidiaries.
(e)   As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, of which 100 are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Acquiror, an indirect wholly owned Subsidiary of Parent, and all of the outstanding equity interest in Acquiror is, and at the Effective Time will be, owned by Krypton Holdco, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Acquiror Holdco”). Merger Sub has outstanding no option, warrant, right or any other agreement pursuant to which any person other than Acquiror may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
(f)   Section 4.2(f) of the Parent Disclosure Schedule sets forth a true, correct and complete list of the Parent Equity Awards, including, with respect to each such award, the name of the holder thereof, the number of shares subject to each such award and the vesting schedule (including any performance conditions) thereof. All grants of Parent Equity Awards were validly made and properly approved by the Board of Directors of Parent (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the consolidated financial statements of Parent in accordance with GAAP.
Section 4.3   Corporate Authority Relative to this Agreement; No Violation.
(a)   Each of Parent and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement (including the Designated Stockholder Voting Agreement) and, subject to, in the case of the consummation of the Merger, receipt of the Parent Stockholder Approval, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Merger Sub and, except for the Parent Stockholder Approval, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby. As of the date hereof, the Board of Directors of Parent has resolved, by the unanimous vote of the directors present at a meeting duly called at which a quorum of the Board of Directors of Parent was present, to recommend that Parent’s stockholders approve (i) an amendment to the Parent’s Certificate of Incorporation to authorize the Board of Directors of Parent to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio of 10:1 or as otherwise determined by Parent (the “Reverse Stock Split” and such amendment, the “Charter Amendment”), (ii) the issuance of shares (the “Stock Issuance”) of Parent Common Stock in connection with the Merger and (iii) an amendment to the KLX Energy Services, Inc. Long-Term Incentive Plan to increase the number of shares of Parent Common Stock authorized to be issued under such plan in an amount to be determined by the Board of Directors of Parent (the “Plan Amendment” and, collectively, the “Parent Recommendation”). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
(b)   Other than in connection with or in compliance with (i) the DGCL, (ii) the Exchange Act, (iii) the Securities Act, (iv) the rules and regulations of NASDAQ and (v) the approvals set forth on Section 4.3(b) of the Parent Disclosure Schedule (collectively, the “Parent Approvals”), and subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)   The execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and, except as described in Section 4.3(b), the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under, any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries (other than with respect to the Parent ABL Facility (as defined below)) or result in the creation of any Liens, upon any of the properties or assets of Parent or any of its Subsidiaries, other than any Lien which (A) is a lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable, being contested in good faith or for which adequate accruals or reserves have been established, (B) is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business, (C) is disclosed on the most recent consolidated balance sheet of Parent or notes thereto or securing liabilities reflected on such balance sheet, (D) is a Lien upon real property, but which does not and would not reasonably be expected to materially impair the continued use of a Parent Owned Real Property or a Parent Leased Real Property as currently operated, or (E) is a non-exclusive license of or other non-exclusive grant of rights to use or obligations with respect to Intellectual Property (each of the foregoing, a “Parent Permitted Lien”), (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d)   Assuming the repayment by Parent of any amounts outstanding under the Company ABL Facility and the release of all Liens granted in connection therewith in accordance with Section 5.17, the execution, delivery and performance by Parent and Merger Sub of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, that certain Credit Agreement, dated as of August 10, 2018 (as amended by the First Amendment to Credit Agreement, dated as of October 22, 2018, and as further amended by the Second Amendment to Credit Agreement, dated as of June 10, 2019, the “Parent ABL Facility”), among Parent, the lenders party thereto from time to time and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”) and as collateral agent.
Section 4.4   Reports and Financial Statements.
(a)   Parent and each of its Subsidiaries has timely filed or furnished all forms, documents and reports (including exhibits and schedules thereto and all other information incorporated by reference) required to be filed or furnished prior to the date hereof by it with the SEC (the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding or unresolved comments from any comment letters of the staff of the SEC received by Parent relating to any Parent SEC Document. None of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review. Parent, prior to the date hereof, made available to the Company or its Representatives true, correct and complete copies of all SEC comment letters received, and response letters submitted and other material correspondence with the SEC, with respect to the Parent SEC Documents to the extent such comment letters, response letters and other correspondence are not publicly available.

(b)   The consolidated financial statements (including all related notes and schedules) of Parent included in or incorporated by reference into the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto). As of the date hereof, Deloitte & Touche LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(c)   Neither Parent nor any of its Subsidiaries is a party to, nor has any commitment to become a party to, any material off-balance sheet partnership or any similar contract or any material “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Securities Act), in each case, that is required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K under the Securities Act that has not been so disclosed in the Parent SEC Documents.
Section 4.5   Internal Controls and Procedures.   Parent and each of its Subsidiaries has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal control over financial reporting prior to the date hereof, management of Parent has disclosed to Parent’s auditors and the audit committee of the Board of Directors of Parent, to the knowledge of Parent: (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such significant deficiency, material weakness and fraud so disclosed to Parent’s auditors, if any, has been disclosed to the Company prior to the date hereof.
Section 4.6   No Undisclosed Liabilities.   Except (a) as reflected or reserved against in Parent’s consolidated balance sheets (or the notes thereto) included in the Parent SEC Documents, (b) as permitted or contemplated by this Agreement, (c) for liabilities and obligations incurred since December 31, 2019 in the ordinary course of business consistent with past practice and (d) for liabilities or obligations which have been discharged or paid in full in the ordinary course of business, as of the date hereof, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (or in the notes thereto), other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.7   Compliance with Law; Permits.
(a)   Parent and each of its Subsidiaries are, and since December 31, 2017 have been, in compliance with and are not, and since December 31, 2017 have not been, in default under or in violation of any applicable Law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2017, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of any Governmental Entity, and all rights under any Parent Material Contract with any Governmental Entity, necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.8   Environmental Laws and Regulations.   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) (A) no notice, notification, demand, request for information, citation, summons, complaint or order has been received by, (B) no penalty has been assessed against, and (C) to the knowledge of Parent, no investigation, action, claim, suit, proceeding or review is pending or is threatened by any Governmental Entity or other person against Parent or any Subsidiary of Parent or, to the knowledge of Parent and its Subsidiaries, against any person or entity whose liability Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, that, in each case, relates to, or arises out of any Environmental Law, (ii) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity without any liability to Parent or any of its Subsidiaries, since December 31, 2015 have been, in compliance with all Environmental Laws (which compliance includes, but is not limited to, possession of all material permits and issuances of all notices required under Environmental Laws for the conduct of their business and compliance with the terms and conditions thereof), (iii) neither Parent nor any of its Subsidiaries is obligated to conduct or pay for, and is not conducting or paying for, any response or corrective action under any Environmental Law at any location, (iv) to the knowledge of Parent, there has been no release or threatened release of Hazardous Materials at any real property currently or formerly owned, leased or operated by Parent or any Subsidiary of Parent or at any offsite disposal location used by Parent or any Subsidiary of Parent to dispose of any Hazardous Materials, in each case in concentrations or under circumstances that would require reporting or be reasonably likely to result in or require investigation, remediation or other corrective or response action by Parent or any Subsidiary of Parent or, to the knowledge of Parent and its Subsidiaries, by any person or entity whose liability Parent or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law, under any Environmental Law, and (v) neither Parent nor any of its Subsidiaries is party to any order, judgment or decree that imposes any obligations under any Environmental Law.
Section 4.9   Employee Benefit Plans.
(a)   Section 4.9(a) of the Parent Disclosure Schedule lists all material Parent Benefit Plans and Parent has made available to the Company true, correct and complete copies of: (i) all plan documents, including all amendments thereto (or, in the case of any Parent Benefit Plan that is unwritten, a summary thereof) evidencing each Parent Benefit Plan, (ii) the three most recent annual reports (e.g., Form Series 5500), if any, required under ERISA, the Code or other applicable Laws in connection with each Parent Benefit Plan; (iii) the most recent actuarial reports (if applicable) for all Parent Benefit Plans; (iv) the most recent summary plan description and summaries of material modifications, if any, required under ERISA or other applicable Laws with respect to each Parent Benefit Plan; and (v) the most recent IRS determination or opinion letter issued with respect to each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code. In all material respects, (i) each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) all contributions or other amounts payable by Parent or any of its Subsidiaries with respect to each Parent Benefit Plan in respect of the current or prior plan years have been timely paid or properly accrued in accordance with generally accepted accounting principles with the terms of each of the Parent Benefit

Plans, and applicable Law and (iii) there are no pending or threatened claims (other than routine claims for benefits) or audits, investigations or proceedings by a Governmental Entity by, on behalf of or against any Parent Benefit Plan or any trust related thereto. For purposes of this Agreement, “Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is established, sponsored, maintained or contributed to, or required to be contributed to, or in respect of which Parent or any of its Subsidiaries have any liability, whether direct or contingent. The Parent Benefit Plans include “employee benefit plans” within the meaning of Section 3(3) of ERISA, and all employment, collective bargaining, retirement, pension, severance, retention, termination or change in control agreements, and plans policies, or arrangements providing deferred compensation, equity or equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, dental, life insurance, welfare, vacation, sick pay or paid time off, fringe or other benefits or remuneration of any kind.
(b)   Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and nothing has occurred that could adversely affect the qualification or tax exemption of any such Parent Benefit Plan. Neither Parent nor any of its Subsidiaries has engaged in a transaction in connection with which Parent or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code which would reasonably be likely to result in any liability which is material to Parent or any of its Subsidiaries, taken as a whole.
(c)   There does not now exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability that would be a material liability of Parent or any Parent ERISA Affiliate following the Effective Time. For purposes of this Agreement, “Parent ERISA Affiliate” means any entity, trade or business (whether or not incorporated) that would be treated together with Parent or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.
(d)   Parent maintains no Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. None of the Parent Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), and none of Parent, any Subsidiary of Parent or any Parent ERISA Affiliate has ever during the past six (6) years contributed to, been required to contribute to or otherwise had any obligation or liability in connection with such a multiple employer plan or multiemployer plan.
(e)   Other than as would not give rise to any material liability or obligation of Parent or its Subsidiaries, or as required by applicable Law, (i) no Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any person, and (ii) none of Parent or any of its Subsidiaries has any obligation to provide such benefits (excluding any Parent Benefit Plan that provides for employer payment or subsidy of COBRA premiums).
(f)   The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, except as expressly provided in this Agreement or as required by applicable Law (i) entitle any current or former employee, consultant, director or officer of Parent or any of its Subsidiaries (collectively, the “Parent Employees”) to severance pay or any material increase in severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Parent Employee, except as expressly provided in this Agreement, (iii) directly or indirectly cause Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, (iv) otherwise give rise to any material liability under any Parent Benefit Plan or (v) limit or restrict the ability of Parent to amend or terminate any Parent Benefit Plan at any time.
(g)   Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in the payment of any amount to a Parent Employee that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.
(h)   Each Parent Benefit Plan has been operated in compliance in all material respects with Section 409A of the Code. Except as set forth on Section 4.9(h) of the Parent Disclosure Schedule, no

director, officer, employee or service provider of Parent or its Subsidiaries is entitled to a gross-up, make-whole or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.
(i)   Other than as would not give rise to any material liability or obligation of Parent or its Subsidiaries, there are no pending or, to the knowledge of Parent, threatened claims by or on behalf of any Parent Benefit Plan, by any employee or beneficiary covered under any Parent Benefit Plan or otherwise involving any Parent Benefit Plan (other than routine claims for benefits).
Section 4.10   Absence of Certain Changes or Events.   Since December 31, 2019, (a) except as otherwise contemplated by this Agreement, the businesses of Parent and its Subsidiaries have been conducted, in all material respects, in the ordinary course of business, and (b) there has not been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect. Except as set forth on Section 4.10 of the Parent Disclosure Schedule, since December 31, 2019, neither Parent nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of the covenants set forth in Section 5.2(b)(ii), Section 5.2(b)(iv), Section 5.2(b)(ix), Section 5.2(b)(x), Section 5.2(b)(xi), Section 5.2(b)(xv), Section 5.2(b)(xx), Section 5.2(b)(xxiii), Section 5.2(b)(xxiv), or Section 5.2(b)(xxvi).
Section 4.11   Investigations; Litigation.   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, or, to the knowledge of Parent, an officer or director of Parent or any of its Subsidiaries in his or her capacity as such, (b) there are no legal, administrative, arbitral or other claims, actions, suits, inquiries, investigations or proceedings pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, any of their respective properties, or, to the knowledge of Parent, an officer or director of Parent or any of its Subsidiaries in his or her capacity as such at law or in equity and (c) there are no orders, writs, assessments, decisions, injunctions, rulings, judgments or decrees of, or before, any Governmental Entity against or affecting Parent or any of its Subsidiaries, any of their respective properties or, to the knowledge of Parent, an officer or director of Parent or any of its Subsidiaries in his or her capacity as such.
Section 4.12   Information Supplied.   None of the information provided by Parent or its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Joint Proxy Statement will, at the date it is first mailed to Parent’s stockholders and the Company’s stockholders or at the time of the Parent Stockholders’ Meeting or the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Joint Proxy Statement (other than the portion thereof relating solely to the Company Stockholders’ Meeting) and the Form S-4 (other than the portion thereof based on information supplied by the Company for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.12, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement which were not supplied by or on behalf of Parent.
Section 4.13   Tax Matters.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)   Parent and its Subsidiaries (A) have duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true, correct and complete, (B) have duly and timely paid all Taxes that are due and payable by Parent or any of its Subsidiaries (other than Taxes that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the financial statements included in Parent SEC Documents), (C) have adequate accruals and reserves in accordance with GAAP on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent or any of its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements and (D) have not received written notice of any assessment of or deficiency for any Tax from any Governmental Entity, against Parent or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Parent SEC Documents.
(ii)   There are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than Parent Permitted Liens. There are no disputes, audits, examinations, investigations or other proceedings ongoing, pending or threatened in writing in respect of any Taxes or Tax Return of Parent or any of its Subsidiary. Neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. No written claim has been made by an authority of a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns that such Parent or its Subsidiary is subject to taxation by such jurisdiction.
(iii)   Neither Parent nor any of its Subsidiaries is obligated by any written contract, agreement or other arrangement to indemnify any other person (other than Parent and its Subsidiaries) with respect to Taxes. Neither Parent nor any of its Subsidiaries is a party to or bound by any written Tax allocation, indemnification or sharing agreement (other than an agreement exclusively with Parent or its Subsidiaries). Neither Parent nor any of its Subsidiaries is liable under Treasury Regulations Section 1.1502-6 (or any similar provision of the Tax Laws of any state, local or foreign jurisdiction) for any Tax of any person other than Parent and its Subsidiaries or as a transferee or successor.
(iv)    Parent and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.
(v)   Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.
(b)   Neither Parent nor any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” (or successor thereto) in a transaction intended to qualify under Section 355 of the Code in the two (2) years prior to the date of this Agreement or as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Merger.
(c)   Parent is not an “investment company” within the meaning of Section 368(a)(2)(F) of the Code.
(d)   Parent has made available to the Company or its legal or accounting representative copies of all federal and state income Tax Returns for Parent and each of its Subsidiaries filed for all periods including and after the period ended January 31, 2019.
(e)   Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.
(f)   Each of Acquiror Holdco and Acquiror is properly classified as a corporation for U.S. federal income tax purposes.
Section 4.14   Employment and Labor Matters.
(a)   (i) Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other labor-related agreement or arrangement with any labor union, labor organization or other employee representative body (the “Parent Labor Agreements”); there are no collective bargaining agreements or other labor-related agreements or arrangements that pertain to any employee of Parent or any of its Subsidiaries; and no employee of Parent or any of its Subsidiaries is represented by any labor union, labor organization or other employee representative body with respect to his or her employment with Parent or its Subsidiary, as applicable, (ii) since December 31, 2017, there have not been any strikes, lockouts, slowdowns, work stoppages or other similar labor disputes involving any employee of Parent or any of its

Subsidiaries, and none are in effect or, to the knowledge of the Company, threatened with respect to any employee of Parent or any of its Subsidiaries, (iii) to the knowledge of Parent, there is no union organizing effort pending or threatened against Parent or any of its Subsidiaries, (iv) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of Parent, threatened with respect to any employee of Parent or any of its Subsidiaries; except, with respect to (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Except for such matters which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries are, and have been, in compliance with all applicable Laws respecting labor and employment including, without limitation, all Laws respecting wages and hours (including minimum wage, overtime, meal periods and/or rest periods), harassment, classification of employees (both with respect to exempt vs. non-exempt status and employee vs. independent contractor status), health and safety, immigration, civil rights, discrimination, disability rights or benefits, leaves of absence, plant closures and layoffs, collective bargaining, workers’ compensation, prohibitions against retaliation (including whistleblower protections) and labor relations.
(c)   To the knowledge of Parent, since December 31, 2015, no allegations of sexual harassment have been made against (i) any director or officer of Parent or its Subsidiaries or (ii) an employee of Parent or its Subsidiaries at a level of Vice President or above. None of Parent and its Subsidiaries is party to a settlement agreement with a Parent Employee that involves allegations relating to sexual harassment by either (i) an officer of Parent or its Subsidiaries or (ii) an employee of Parent or its Subsidiaries at the level of Vice President or above.
Section 4.15   Intellectual Property.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, either Parent or a Subsidiary of Parent owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property used in their respective businesses as currently conducted. Section 4.15(a) of the Parent Disclosure Schedule sets forth a true, correct and complete (in all material respects) list as of the date hereof of the material Intellectual Property that is the subject of a registration (including issued patents) or pending application that either (i) Parent or a Subsidiary of Parent owns or (ii) is licensed exclusively to Parent or any of its Subsidiaries for use in their respective businesses. All application and renewal fees, costs, charges, taxes, payments and other steps required for the maintenance, protection or use of the Intellectual Property owned by Parent or any of its Subsidiaries have been timely paid or performed, except where the failure to be so timely paid would not reasonably be expected to have a Parent Material Adverse Effect.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there are no pending or, to the knowledge of Parent, threatened in writing claims by any person against Parent or any of its Subsidiaries alleging infringement by Parent or any of its Subsidiaries for their use of the Intellectual Property owned by Parent or any of its Subsidiaries, (ii) there are no pending or, to the knowledge of Parent, threatened in writing claims by any person (including any employee or contractor) alleging that they have ownership rights in, or are owed payment of any compensation based on development of, Intellectual Property owned by Parent or any of its Subsidiaries, (iii) to the knowledge of Parent, the conduct of the business of Parent and its Subsidiaries does not infringe any Intellectual Property rights of any person, (iv) there are no pending or, to the knowledge of Parent, threatened in writing claims by any person against Parent or any of its Subsidiaries alleging any infringement by Parent or any of its Subsidiaries of any Intellectual Property rights of any person, (v) neither Parent nor any of its Subsidiaries has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the Intellectual Property owned by Parent or any of its Subsidiaries, (vi) to the knowledge of Parent, no person is infringing any Intellectual Property owned by Parent or any of its Subsidiaries, and (vii) no person has been authorized to make any use whatsoever of any material Intellectual Property owned by Parent or any of its Subsidiaries except pursuant to a valid and enforceable license agreement.
(c)   All persons retained or employed by Parent or any of its Subsidiaries who, in the course of their work, have created material Intellectual Property owned by Parent or any of its Subsidiaries are, to the extent reasonably practicable, individually bound by agreements or operation of law with Parent or applicable Subsidiary of Parent whereby ownership of all such Intellectual Property vests in Parent or applicable Subsidiary of Parent. All such agreements contain terms which, to the extent reasonably practicable, prevent such persons from disclosing confidential information about Parent or its Subsidiaries and their businesses subject to customary disclosure exceptions.
(d)   Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 4.15 are the only representations and warranties being made by Parent in this Agreement with respect to the validity, enforceability or registrability of, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights.
Section 4.16   Real Property.
(a)   With respect to real property owned by Parent or any Subsidiary (such property collectively, the “Parent Owned Real Property”), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) either Parent or a Subsidiary of Parent has good and insurable fee simple title to such Parent Owned Real Property, free and clear of all Liens other than Parent Permitted Liens, (ii) there are no leases, subleases, licenses, or other similar use or occupancy agreements affecting any portion of the Parent Owned Real Property, and (iii) there are no outstanding options or rights of first refusal in favor of any other party to purchase such Parent Owned Real Property or any portion thereof or interest therein. Neither Parent nor any of its Subsidiaries has received written notice of any pending or threatened condemnation proceeding with respect to any Parent Owned Real Property, except proceedings which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each lease, sublease and other agreement (collectively, the “Parent Real Property Leases”) under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any real property (the “Parent Leased Real Property”, and together with the Parent Owned Real Property, the “Parent Real Property”) at which the operations of Parent or any of its Subsidiaries are conducted is valid, binding and in full force and effect, (ii) neither Parent nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of a Parent Leased Real Property that would reasonably be expected to adversely affect the existing use of the Parent Leased Real Property by Parent in operation of its business thereon, and (iii) no uncured default on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, exists under any Parent Real Property Lease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both would constitute a breach or default on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord thereunder, under a Parent Real Property Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries has a good and valid leasehold interest, subject to the terms of the Parent Real Property Leases, in each parcel of Parent Leased Real Property, free and clear of all Liens, except for Parent Permitted Liens. Neither Parent nor any of its Subsidiaries has received written notice of any pending or threatened condemnation proceeding with respect to any Parent Leased Real Property, except such proceeding which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.17   Parent Assets.   Except as has not had, or would not be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries own, or otherwise have sufficient and legally enforceable rights to use, all of their respective personal properties and assets (tangible or intangible) (the “Parent Personal Property”, and together with the Parent Real Property, the “Parent Assets”). Parent and its Subsidiaries have valid title to, or in the case of leased property have valid leasehold interests in, all such Parent Personal Property, including all such Parent Personal Property reflected in Parent’s balance sheet as of December 31, 2019 (the “Parent Balance Sheet”) or acquired since the date thereof (except as may have been disposed of in the ordinary course of business consistent with past practice or may be disposed of after the date of this Agreement in accordance with the terms hereof), in each case free and clear of any Liens, except Parent Permitted Liens. The Parent Assets constitute all of the material assets and rights necessary to operate the businesses of Parent and its Subsidiaries in substantially the same manner that Parent and its Subsidiaries have been operating their respective businesses prior to the date hereof, and all significant operating equipment of Parent and its Subsidiaries is in good operating condition in accordance with industry practice, ordinary wear and tear excepted.
Section 4.18   Customers and Suppliers.   Section 4.18 of the Parent Disclosure Schedule sets forth a true, correct and complete list of (a) the top 15 customers (by annual revenue) of Parent and its Subsidiaries for the years ended December 31, 2018 and December 31, 2019 (each a “Parent Top Customer”) and (b) the top 15 suppliers (by annual spend) of Parent and its Subsidiaries for the years ended December 31, 2018 and December 31, 2019 (each a “Parent Top Supplier”). Since December 31, 2018 through the date of this Agreement: (a) no Parent Top Customer or Parent Top Supplier has canceled, substantially reduced, materially and adversely amended or otherwise terminated its relationship with Parent or any of its Subsidiaries; (b) no Parent Top Customer or Parent Top Supplier has threatened to, or, to the knowledge of Parent, intends to, cancel, substantially reduce, materially and adversely amend, or otherwise terminate its relationship with Parent or any of its Subsidiaries or its usage of the services of Parent or any of its Subsidiaries; and (c) neither Parent nor any of its Subsidiaries has any direct or indirect ownership interest that is material to Parent and its Subsidiaries taken as a whole in any Parent Top Customer or Parent Top Supplier.
Section 4.19   Required Vote of Parent Stockholders; Merger Sub Approval.
(a)   The affirmative vote of the holders of outstanding Parent Common Stock representing a majority of the shares constituting a quorum with respect to the Stock Issuance at the Parent Stockholders’ Meeting, as required by NASDAQ Listing Rule 5635, is the only vote of holders of securities of Parent which is required to approve the Stock Issuance (the “Parent Stockholder Approval”) and no other vote of the holders of any class or series of Parent capital stock is necessary to approve the Stock Issuance or to approve this Agreement or the transactions contemplated hereby, including the Merger.
(b)   The Board of Directors of Merger Sub, by written consent duly adopted prior to the date hereof, (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of Merger Sub and its stockholder, (ii) duly approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, which adoption has not been rescinded or modified and (iii) submitted this Agreement for adoption by Acquiror, as the sole stockholder of Merger Sub. Acquiror, as the sole stockholder of Merger Sub, has duly approved and adopted this Agreement and the Merger.
Section 4.20   Opinion of Financial Advisor.   The Board of Directors of Parent has received the opinion of Goldman Sachs & Co. LLC to the effect that, as of the date of such opinion, the Exchange Ratio is fair, from a financial point of view, to Parent. Such opinion has not been materially amended or rescinded as of the date of this Agreement.
Section 4.21   Material Contracts.
(a)   Except for this Agreement and the Parent Benefit Plans, as of the date hereof, neither Parent nor any of its Subsidiaries is a party to or bound by any contract, agreement, license or arrangement (whether written or oral) that:
(i)   is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii)   is material to Parent and its Subsidiaries taken as a whole;
(iii)   upon receipt of the Parent Stockholder Approval or upon the consummation of the Merger or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from Parent, Merger Sub, the Company or the Surviving Corporation or any of their respective Subsidiaries to any officer, director, consultant or employee thereof;
(iv)   expressly restrains, limits or impedes Parent’s or any of its Subsidiaries’, or will expressly restrain, limit or impede the Surviving Corporation’s or any of its Affiliates’, ability to compete with or conduct any business or any line of business, including geographic limitations on Parent’s or any of its Subsidiaries’ or the Surviving Corporation’s or any of its Affiliates’ activities;

(v)   imposes any material restriction on the right or ability of Parent or any of its Subsidiaries to acquire or dispose of the securities of another person;
(vi)   (1) excluding accounts payable arising in the ordinary course of business, (A) evidences Indebtedness of Parent or any of its Subsidiaries to any third party, (B) guarantees any such Indebtedness of a third party or (C) contains a covenant restricting the payment of dividends, or (2) has the economic effect of any of the items set forth in subclause (1) above;
(vii)   is a joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses;
(viii)   provides for (1) an increase in any benefit thereunder, or acceleration of the vesting of any benefit thereunder, as a result of the occurrence of any of the transactions contemplated by this Agreement, or (2) the calculation of the value of any of the benefits thereunder on the basis of any of the transactions contemplated by this Agreement (including any equity or equity-based plan, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan);
(ix)   is a shareholder rights agreement or otherwise provides for the issuance of any securities in respect of this Agreement or the Merger;
(x)   relates to the sale of any Parent Assets in excess of $500,000, except any such agreement (1) (A) under which the sale transaction has previously closed and is so reflected on Parent’s financial statements and (B) that contains no continuing obligation of Parent or (2) that relates solely to an intercompany transaction among Parent and its Subsidiaries in the ordinary course of business consistent with past practices;
(xi)   relates to the acquisition by Parent or any of its Subsidiaries of any person or other business organization, division or business of such person (including through merger or consolidation or the purchase of an equity interest in or a portion of the assets of such person or by any other manner), other than those (1) under which the sale transaction has previously closed and is so reflected on Parent’s financial statements and (2) that contain no continuing obligation of Parent;
(xii)   contains any “most favored nation” or most favored customer provision;
(xiii)   contains any provision that requires the purchase of all or a material portion of Parent’s or any of its Subsidiaries’ requirements for a given product or service from another person, which product or service is material to Parents and its Subsidiaries, taken as a whole;
(xiv)   grants any right of first refusal, right of first offer, or similar right with respect to any material Parent Assets;
(xv)   is with a Governmental Entity; or
(xvi)   other than those agreements listed in clauses (i) to (xv) above, involve payments by Parent and its Subsidiaries in excess of $500,000 during any 12-month period and that are not terminable without premium or penalty on less than thirty (30) days’ notice.
All contracts of the types referred to in clauses (i) through (xvii) in this Section 4.21(a) are referred to herein as “Parent Material Contracts.” Section 4.21(a) of the Parent Disclosure Schedule sets forth, as of the date of this Agreement, a true, correct and complete list, and Parent has made available to Company true, correct and complete copies, of each Parent Material Contract.
(b)   Neither Parent nor any Subsidiary of Parent is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Material Contract is a valid and binding obligation of Parent or the Subsidiary of Parent which is party thereto and, to the knowledge of Parent, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no event has occurred through Parent’s or any of its Subsidiary’s action or inaction or, to the knowledge of Parent, through the action of inaction of any person who is a counterparty to a Parent Material Contract, that with notice or lapse of time or both would result in the termination of or a right of termination or cancellation under any Parent Material Contract or accelerate the performance or obligations required thereby, or result in the loss of any material benefit to Parent under the terms of any Parent Material Contract. As of the date hereof, neither Parent nor any of its Subsidiaries has received any notice of the intention of any person who is counterparty to a Parent Material Contract to terminate for default, convenience or otherwise any Parent Material Contract, nor to the knowledge of Parent, is any such person threatening to do so.
Section 4.22   Finders or Brokers.   Except for Goldman Sachs & Co. LLC, neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.
Section 4.23   Insurance.   Parent and its Subsidiaries maintain insurance in such amounts and against such risks substantially as is customary for the industries in which Parent and its Subsidiaries operate. As of the date hereof, each such insurance policy is in full force and effect, all premiums due to date thereunder have been paid in full, no such policy has been exhausted by payment of claims, and none of Parent of any of its Subsidiaries is in default in any material respect with respect to any other obligations thereunder. Neither Parent nor any of its Subsidiaries has received notice of any pending or threatened cancellation or material premium increase (retroactive or otherwise) with respect to any such material insurance policy, and each of its Subsidiaries is in compliance in all material respects with all conditions contained therein.
Section 4.24   Lack of Ownership of Company Common Stock.   Neither Parent nor any of its Subsidiaries beneficially owns directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock or any securities of any Subsidiary of the Company, and neither Parent nor any of its Subsidiaries has any rights to acquire any Shares except pursuant to this Agreement. Except as set forth in the Designated Stockholder Voting Agreement, there are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.
Section 4.25   Related Party Transactions.   As of the date of this Agreement, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding Parent Common Stock (or any of such person’s immediate family members or affiliates) (other than the Subsidiaries of Parent) on the other hand, of the type required to be reported in any Parent SEC Document pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been disclosed therein.
Section 4.26   Parent IT Systems; Privacy and Data Security.
(a)   Since December 31, 2018, there has been no malfunction or failure, continued substandard performance or other cyber incident, including any cyberattack, or other impairment of the Parent IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its Subsidiaries take commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Parent IT Systems, including implementing and maintaining backup, disaster recovery, and software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)   Since December 31, 2018, Parent and each of its Subsidiaries have complied with all applicable Laws and all internal or publicly posted policies concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of Parent’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since December 31, 2018, Parent and its Subsidiaries have not: (i) to the knowledge of Parent after reasonable inquiry, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other claim, action or proceeding by any Governmental Entity or other person concerning Parent’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, in each case (in respect of the foregoing (i) and (ii)), except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)   As used in this Agreement, “Parent IT Systems” means all information technology assets, hardware, software, systems and networks (including third party provided systems and services) that are both owned by or licensed or leased to Parent and used in connection with the operation of or by its business.
Section 4.27   No Additional Representations.   Parent and Merger Sub acknowledge that the Company makes no representation or warranty, express or implied, as to any matter whatsoever except as expressly set forth in this Agreement or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Company makes no representation or warranty, express or implied, with respect to (a) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and its Subsidiaries or (b) the future business and operations of the Company and its Subsidiaries. Each of Parent and Merger Sub is not relying on any representation, warranty or other information of any person except for those representations or warranties expressly set forth in this Agreement or in any certificate delivered by the Company to Parent in accordance with the terms hereof, and no person has been authorized by the Company, its Subsidiaries or any other person on behalf of the Company to make any representation or warranty, express or implied, relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by the Company as having been authorized by such entity.
ARTICLE V
COVENANTS AND AGREEMENTS
Section 5.1   Conduct of Business by the Company.   From and after the date hereof until the earlier of (x) the Effective Time or (y) the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), except as (w) expressly permitted under this Agreement, (x) required by Law, (y) set forth in the Company Disclosure Schedule, or (z) agreed to in writing by Parent (except as otherwise provided herein, such agreement not to be unreasonably withheld or delayed):
(a)   the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course and (ii) use its reasonable best efforts to (A) preserve intact its present lines of business, (B) maintain its rights and franchises and preserve their relationships with contractors, customers, licensors, licensees, officers, creditors, and suppliers, and (C) maintain its assets and goodwill; and
(b)   the Company shall not, and shall not permit any of its Subsidiaries to:
(i)   authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities), other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company;
(ii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto of the Company or any of its Subsidiaries;

(iii)   except for transactions between the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness or guarantees thereof of the Company or any Subsidiary, other than (A) at stated maturity and (B) any required amortization payments, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;
(iv)   make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, except (A) as set forth on Section 5.1(b)(iv) of the Company Disclosure Schedule or (B) as made in connection with any transaction solely between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company;
(v)   authorize or make any capital expenditures, other than maintenance expenditures as required to operate in the ordinary course of business that individually or in the aggregate do not exceed $1,000,000 (net of recovery of lost-in-hole expenses from customers) in each of the second, third and fourth quarters of 2020;
(vi)   split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;
(vii)   (A) except in the ordinary course of business consistent with past practice for Company Employees with an annual base salary or wage rate of less than $100,000, increase the compensation or other benefits payable or provided to any Company Employee, (B) grant or announce any new long-term incentives or equity or equity-based awards, or amend or modify the terms of any such outstanding awards, (C) grant any transaction or retention bonuses, (D) pay annual bonuses, (E) increase the severance terms applicable to any Company Employee, (F) hire or promote any Company Employee with an annual base salary or wage rate of more than $100,000 (other than to replace any Company Employee who has resigned or been terminated from a position which the Company has determined is reasonably necessary to be filled in order to operate its business in a commercially reasonable manner, provided, that such replacement is not provided compensation or benefits which are greater than those provided to the Company Employee being replaced); or (G) establish, adopt, enter into or amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to this Agreement;
(viii)   enter into any Company Labor Agreements;
(ix)   waive any restrictive covenant obligations of any Company Employee;
(x)    enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons;
(xi)   change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;
(xii)   adopt any amendment to its certificate of incorporation or by-laws or similar applicable charter documents;
(xiii)   except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for, or the value of which is based on, any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable equity award (except as otherwise provided by the terms of this Agreement or the express terms of any equity awards outstanding on the date hereof), other than the issuance of shares of Company Common Stock in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Stock Plans as in effect on the date of this Agreement;
(xiv)   except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares;
(xv)   incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), except (A) accounts payable in the ordinary course of business or (B) Indebtedness among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries; provided, however, that in the case of each of clauses (A)-(B) such Indebtedness does not impose or result in any additional restrictions or limitations on the Company or any of its Subsidiaries or, following the Closing, the Surviving Corporation or any of its Subsidiaries, or subject the Company or any of its Subsidiaries or, following the Closing, the Surviving Corporation or any of its Subsidiaries, to any additional covenants or obligations (other than the obligations to make payment on such Indebtedness) to which the Company or any of its Subsidiaries is not otherwise subject under the terms of any Indebtedness outstanding as of the date hereof;
(xvi)   mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Company Permitted Liens, any of the Company Assets;
(xvii)   except (A) transactions wholly among the Company and its wholly owned Subsidiaries or wholly among the Company’s wholly owned Subsidiaries or (B) sales of inventory in the ordinary course of business, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any of its properties or non-cash assets with a fair market value exceeding $1,000,000 in the aggregate;
(xviii)   enter into or renew any Company Material Contract or any contract with a Company Top Customer or a Company Top Supplier, other than, in each case, following reasonably prompt notice to Parent, any such contract that is (x) entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and (y) not otherwise prohibited by another provision of this Section 5.1;
(xix)   modify or amend in any material respect, terminate or assign, or waive or assign any material rights under, any Company Material Contract or any contract with a Company Top Customer or a Company Top Supplier (it being agreed and understood that any amendment or modification to the amount or terms of payment under any such contract, in a manner that is adverse to the Company and its Subsidiaries, shall be deemed “material” for purposes of this Section 5.1(b)(xix));
(xx)   take any action, that would result in the Company or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;
(xxi)   (A) commence any claim, action or proceeding that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (B) waive, release, assign, settle or compromise any claim, action or proceeding (including any investigation), other than with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to be material to the Company and its Subsidiaries, taken as a whole;
(xxii)   enter into any agreement, understanding or commitment that materially restrains, limits or impedes the Company’s or any of its Subsidiaries’, or that would reasonably be expected to, after the Effective Time, materially restrain, limit or impede the ability of Parent or any of its Subsidiaries or any of their respective affiliates or any successor’s thereto, to compete with or conduct any business or line of business, including geographic limitations on the Company’s or any of its Subsidiaries’ activities;
(xxiii)   (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election other than in the ordinary course of business; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes;
(xxiv)   write up, write down or write off the book value of any material assets, except to the extent required by GAAP applied in a manner consistent with the Company’s audited financial statements for the year ended December 31, 2019;
(xxv)   fail to use commercially reasonable efforts to keep in force any insurance policy that is currently in effect (or any replacement or renewal policy therefor) providing insurance coverage with respect to the Company, any Subsidiary of the Company or the Company Assets;
(xxvi)   enter into any new line of business outside its existing business segments;
(xxvii)   fail to protect, maintain or otherwise keep in force any Intellectual Property or rights in Intellectual Property owned by the Company or any Subsidiary of the Company; or
(xxviii)   agree, in writing or otherwise, or resolve to take any of the foregoing actions.
Section 5.2   Conduct of Business by Parent.   From and after the date hereof until the earlier of (x) the Effective Time or (y) the Termination Date, except as (w) expressly permitted under this Agreement, (x) required by Law, (y) set forth in the Parent Disclosure Schedule, or (z) agreed to in writing by the Company (except as otherwise provided herein, such agreement not to be unreasonably withheld or delayed):
(a)   Parent shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course and (ii) use its reasonable best efforts to (A) preserve intact its present lines of business, (B) maintain its rights and franchises and preserve their relationships with contractors, customers, licensors, licensees, officers, creditors and suppliers, and (C) maintain its assets and goodwill; and
(b)   Parent shall not, and shall not permit any of its Subsidiaries to:
(i)   authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities), other than dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent;
(ii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto of Parent or any of its Subsidiaries;
(iii)   except for transactions between Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness or guarantees thereof of Parent or any Subsidiary, other than (A) at stated maturity and (B) any required amortization payments, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;
(iv)    make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person except (A) as set forth on Section 5.2(b)(iv) of the Parent Disclosure Schedule or (B) as made in connection with any transaction solely between Parent and a wholly owned Subsidiary of Parent or between wholly owned Subsidiaries of Parent;
(v)   authorize or make any capital expenditures, other than maintenance expenditures as required to operate in the ordinary course of business that individually or in the aggregate do not exceed $1,000,000 (net of recovery of lost-in-hole expenses from customers) in each of the second, third and fourth quarters of 2020;
(vi)    split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except for any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction;

(vii)   (A) except in the ordinary course of business consistent with past practice for Parent Employees with an annual base salary or wage rate of less than $100,000, increase the compensation or other benefits payable or provided to any Parent Employee, (B) grant or announce any new long-term incentives or equity or equity-based awards, or amend or modify the terms of any such outstanding awards, (C) grant any transaction or retention bonuses, (D) pay annual bonuses, (E) increase the severance terms applicable to any Parent Employee, (F) hire or promote any Parent Employee with an annual base salary or wage rate of more than $100,000 (other than to replace any Parent Employee who has resigned or been terminated from a position which Parent has determined is reasonably necessary to be filled in order to operate its business in a commercially reasonable manner, provided, that such replacement is not provided compensation or benefits which are greater than those provided to the Parent Employee being replaced); or (G) establish, adopt, enter into or amend, commence participation in or terminate any Parent Benefit Plan or any arrangement that would have been a Parent Benefit Plan had it been entered into prior to this Agreement;
(viii)   enter into any Parent Labor Agreement;
(ix)   waive any restrictive covenant obligations of any Parent Employee;
(x)   enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons;
(xi)   change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, SEC rule or policy or applicable Law;
(xii)   adopt any amendment to its certificate of incorporation or by-laws or similar applicable charter documents;
(xiii)   except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for, or the value of which is based on, any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable equity award (except as otherwise provided by the terms of this Agreement or the express terms of any equity awards outstanding on the date hereof), other than issuances of shares of Parent Common Stock in respect of Parent Equity Awards and rights under the Parent ESPP outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Parent Stock Plans as in effect on the date of this Agreement;
(xiv)   except for transactions among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares;
(xv)   incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), except (A) accounts payable in the ordinary course of business or (B) Indebtedness among Parent and its wholly owned Subsidiaries or among Parent’s wholly owned Subsidiaries; provided, however, that in the case of each of clauses (A)-(B) such Indebtedness does not impose or result in any additional restrictions or limitations on Parent or any of its Subsidiaries or subject Parent or any of its Subsidiaries to any additional covenants or obligations (other than the obligations to make payment on such Indebtedness) to which Parent or any of its Subsidiaries is not otherwise subject under the terms of any Indebtedness (other than any Indebtedness proposed to be repaid pursuant to Section 5.17) outstanding as of the date hereof;
(xvi)   mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Parent Permitted Liens, any of the Parent Assets;
(xvii)   except (A) transactions wholly among Parent and its wholly owned Subsidiaries or wholly among Parent’s wholly owned Subsidiaries or (B) sales of inventory in the ordinary course of business,

sell, lease, license, transfer, exchange or swap, or otherwise dispose of any of its properties or non-cash assets with a fair market value exceeding $1,000,000 in the aggregate;
(xviii)   enter into or renew any Parent Material Contract or any contract with a Parent Top Customer or a Parent Top Supplier, other than, in each case, following reasonably prompt notice to the Company, any such contract that is (x) entered into or renewed in the ordinary course of business consistent with past practice and on commercially reasonable terms given then-current market conditions and (y) not otherwise prohibited by another provision of this Section 5.2;
(xix)   modify or amend in any material respect, terminate or assign, or waive or assign any material rights under, any Parent Material Contract or any contract with a Parent Top Customer or a Parent Top Supplier (it being agreed and understood that any amendment or modification to the amount or terms of payment under any such contract, in a manner that is adverse to Parent and its Subsidiaries, shall be deemed “material” for purposes of this Section 5.2(b)(xix));
(xx)   take any action, that would result in Parent or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;
(xxi)   (A) commence any claim, action or proceeding that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or (B) waive, release, assign, settle or compromise any claim, action or proceeding (including any investigation), other than with respect to any non-monetary terms and conditions therein, impose or require actions that would not reasonably be expected individually or in the aggregate to be material to Parent and its Subsidiaries, taken as a whole;
(xxii)   enter into any agreement, understanding or commitment that materially restrains, limits or impedes Parent’s or any of its Subsidiaries’, or that would reasonably be expected to, after the Effective Time, materially restrain, limit or impede the ability of Parent or any of its Subsidiaries or any of their respective affiliates or any successor’s thereto, to compete with or conduct any business or line of business, including geographic limitations on Parent’s or any of its Subsidiaries’ activities;
(xxiii)   (A) make any change (or file any such change) in any method of Tax accounting; (B) make, change or rescind any Tax election other than in the ordinary course of business; (C) settle or compromise any Tax liability or consent to any claim or assessment relating to Taxes; (D) file any amended income or other material Tax Return or claim for refund; (E) enter into any closing agreement relating to Taxes; or (F) waive or extend the statute of limitations in respect of Taxes;
(xxiv)   write up, write down or write off the book value of any material assets, except to the extent required by GAAP applied in a manner consistent with Parent’s audited financial statements for the year ended December 31, 2019;
(xxv)   fail to use commercially reasonable efforts to keep in force any insurance policy that is currently in effect (or any replacement or renewal policy therefor) providing insurance coverage with respect to Parent, any Subsidiary of Parent or the Parent Assets;
(xxvi)   enter into any new line of business outside its existing business segments;
(xxvii)   fail to protect, maintain or otherwise keep in force any Intellectual Property or rights in Intellectual Property owned by Parent or any Subsidiary of Parent; or
(xxviii)   agree, in writing or otherwise, or resolve to take any of the foregoing actions.
Section 5.3   Investigation.
(a)   Each of the Company and Parent shall afford the other party and to (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Company may reasonably request, as the case may be. All requests for access pursuant to this Section 5.3(a) by the Company to Parent shall be made to the Parent employee set forth on Section 5.3(a) of the Parent Disclosure Schedule. All requests for access pursuant to this Section 5.3(a) by Parent to the Company shall be made to the Company employee set forth on Section 5.3(a) of the Company Disclosure Schedule. Notwithstanding the foregoing, neither the Company nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law (it being agreed and understood that the parties shall use their reasonable best efforts to afford such access in a manner that would not result in any such violation or risk of loss of privilege). The foregoing notwithstanding, neither the Company nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any invasive onsite procedures (including an onsite study) with respect to any property of the other party or any of the other party’s Subsidiaries. No investigation by either of the parties or their respective Representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.
(b)   The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Evaluation Material”, as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of March 15, 2020, between the Company and Parent (the “Confidentiality Agreement”).
Section 5.4   Non-Solicitation by the Company.
(a)   The Company agrees that neither it nor any Subsidiary of the Company, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (ii) furnish any non-public information regarding the Company or any of its Subsidiaries to, or afford access to the properties, books and records of the Company to, any person (other than Parent or Merger Sub), in connection with or in response to a Company Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than Parent or Merger Sub) with respect to any Company Acquisition Proposal, (iv) approve, endorse or recommend any Company Acquisition Proposal or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any other agreement providing for any Company Acquisition Transaction (except where the Company has validly terminated this Agreement pursuant to Section 7.1(k)); provided, however, that this Section 5.4 shall not prohibit (A) the Company, or the Board of Directors of the Company, directly or indirectly through any officer, employee or Representative, prior to obtaining the Company Stockholder Approval, from taking any of the actions described in clauses (ii) or (iii) above in response to an unsolicited, written Company Acquisition Proposal that the Board of Directors of the Company concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably expected to result in a Company Superior Offer if (1) the Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Company Acquisition Proposal would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Laws, (2) such Company Acquisition Proposal did not result from a breach of this Section 5.4(a), (3) the Company gives to Parent the notice required by Section 5.4(b), and (4) the Company furnishes any non-public information provided to, and affords access to the properties, books and records of the Company to, the maker of the Company Acquisition Proposal only pursuant to a confidentiality agreement between the Company and such person on substantially the same terms with respect to confidentiality and use of “Evaluation Material” (as defined in the Confidentiality Agreement) as the Confidentiality Agreement; or (B) the Company from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Company Acquisition Proposal; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.
(b)   The Company shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Company Acquisition Proposal, or any request for information relating to the Company or any of its Subsidiaries in connection with a Company Acquisition Proposal, advise Parent orally and in writing of such Company Acquisition Proposal or request (including providing the identity of the person making or submitting such Company Acquisition Proposal or request, and, (x) if it is in writing, an unredacted copy of such Company Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary thereof that is made or submitted by any person during the period between the date hereof and the Closing). The Company shall keep Parent informed in all material respects on a prompt basis with respect to any change to the material terms of any such Company Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change). The Company agrees that it shall promptly provide to Parent any information concerning itself or its Subsidiaries provided to any other person in connection with any Company Acquisition Proposal which was not previously provided (or made available) to Parent.
(c)   Immediately following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent) that relate to any Company Acquisition Proposal. In addition, the Company shall (i) promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such person or its Representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information and (iii) immediately terminate all physical and electronic data room access previously granted to any such person or its Representatives.
(d)   Except as otherwise provided in Section 5.4(e) or Section 5.4(f), neither the Board of Directors of the Company nor any committee thereof may (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Company Recommendation in a manner adverse to Parent or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal (any action described in this Section 5.4(d), a “Company Change of Recommendation”).
(e)   Notwithstanding anything in this Agreement to the contrary, with respect to a Company Acquisition Proposal, the Board of Directors of the Company may at any time prior to receipt of the Company Stockholder Approval, make a Company Change of Recommendation or terminate this Agreement pursuant to Section 7.1(k), if (and only if): (i) a written Company Acquisition Proposal (that did not result from a breach of Section 5.4(a)) is made to the Company by a third party, and such Company Acquisition Proposal is not withdrawn; (ii) the Company’s Board of Directors determines in good faith after consultation with its financial advisors that such Company Acquisition Proposal constitutes a Company Superior Offer; (iii) following consultation with outside legal counsel, the Company’s Board of Directors determines that the failure to make a Company Change of Recommendation or terminate this Agreement pursuant to Section 7.1(k), would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Laws; (iv) the Company provides Parent five (5) business days’ prior written notice of its intention to take such action, which notice shall include all of the information with respect to such Company Superior Offer that is specified in Section 5.4(b); (v) during such five (5) day notice period, the Company and its Representatives negotiate with Parent in good faith (to the extent Parent desires to so negotiate) to make adjustments in the terms and conditions of this Agreement so that such Company Superior Offer ceases to constitute (in the good faith judgment of the Board of Directors of the Company after consultation with the Company’s financial advisors and outside legal counsel) a Company Superior Offer relative to such adjusted terms and conditions; and (vi) at the end of the five (5) business day period described in clause (iv), the Board of Directors of the Company again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by Parent) that the Company Acquisition Proposal continues to be a Company Superior Offer and that failure to make the Company Change of Recommendation or terminate this Agreement pursuant to Section 7.1(k) would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Laws. If during the aforementioned five (5) day notice period, any material revisions are made to the Company Superior Offer (it being agreed and understood that any change in the amount or form of consideration included in the Company Superior Offer shall be deemed to be a “material revision”), the Company shall deliver a new written notice, which notice shall include the information with respect to the revised Company Superior Offer that is specified in Section 5.4 to Parent within 24 hours thereof, and such notice period shall commence anew (except that such new notice period shall be three (3) days) and the Company shall comply with the requirements of this Section 5.4(e) with respect to such new written notice. Notwithstanding anything to the contrary contained herein, neither the Company nor any Subsidiary of the Company shall enter into any agreement in respect of a Company Acquisition Transaction (other than a confidentiality agreement as contemplated herein) unless this Agreement has been terminated in accordance with its terms.
(f)   Nothing in this Agreement shall prohibit or restrict the Board of Directors of the Company, in circumstances not involving or relating to a Company Acquisition Proposal, from effecting a Company Change of Recommendation if (i) in response to (A) a material development or change in circumstances occurring or arising after the date hereof that was neither known to the Board of Directors of the Company nor reasonably foreseeable at the date of this Agreement (and which change or development does not relate to a Company Acquisition Proposal), or (B) Parent or any of its Significant Subsidiaries commencing (or there having been commenced against Parent or any of its Significant Subsidiaries (an “An Involuntary Parent Filing Event”), and, in such case, the involuntary claim, action or proceeding has not been dismissed within forty (40) days) any claim, action or proceeding under any applicable Laws relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts or seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or any of Parent or any of its Significant Subsidiaries making a general assignment for the benefit of its creditors, the Board of Directors of the Company determines in good faith (after consultation with outside legal counsel) that failure to effect a Company Change of Recommendation would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Laws, (ii) the Company has notified Parent in writing, at least five (5) business days in advance of such Company Change of Recommendation, that it is considering taking such action and specifying in reasonable detail the reasons therefor and (iii) during such five (5) business day period, the Company has considered and, at the reasonable request of Parent, engaged in discussions with Parent regarding, any adjustments proposed in writing by Parent in the terms and conditions of this Agreement, should Parent propose any such adjustments.
(g)   As used in this Agreement:
(i)   “Company Acquisition Proposal” means any bona fide offer, inquiry, proposal or indication of interest, whether or not in writing, received from a third party (other than an offer, inquiry, proposal or indication of interest by Parent or Merger Sub or any of their respective Subsidiaries) relating to any Company Acquisition Transaction;
(ii)   “Company Acquisition Transaction” means any transaction or series of transactions involving: (A) any merger, consolidation, share exchange, recapitalization or business combination involving the Company; (B) any direct or indirect acquisition, sale or repurchase of securities, tender offer, exchange offer or other similar transaction or series of transactions which would result in a person or “Group” (as defined in the Exchange Act) of persons having direct or indirect beneficial or record ownership of securities representing more than fifteen percent (15%) of the outstanding Company Common Stock; (C) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Subsidiary) that constitute or account for fifteen percent (15%) or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of the Company and its Subsidiaries, taken as a whole; or (D) any liquidation or dissolution of the Company or any of its Subsidiaries; and
(iii)   “Company Superior Offer” means a written Company Acquisition Proposal to acquire at least (A) fifty (50%) of the equity securities of the Company or (B) 50% or more of the assets of the Company and its Subsidiaries, taken as a whole (based on the fair market value thereof), in each case on terms that the Company’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is more favorable to the Company’s stockholders than the Merger and the transactions contemplated by this Agreement (taking into account any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing), after taking into account such factors (including timing, likelihood of consummation, legal, financial, regulatory and other aspects of the offer, and the person making the offer) deemed relevant by the Board of Directors of the Company; and
(iv)   “Significant Subsidiary” has the meaning given such term under Regulation S-X.
Section 5.5   Non-Solicitation by Parent.
(a)   Parent agrees that neither it nor any Subsidiary of Parent, nor any of their respective officers, directors or employees, shall, and that it shall use its reasonable best efforts to cause its and their respective Representatives not to (and shall not authorize or give permission to its and their respective Representatives to), directly or indirectly: (i) solicit, initiate, seek or knowingly encourage or facilitate the making, submission or announcement of any proposal that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal, (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to, or afford access to the properties, books and records of Parent to, any person (other than the Company), in connection with or in response to a Parent Acquisition Proposal, (iii) engage or participate in any discussions or negotiations with any person (other than the Company) with respect to any Parent Acquisition Proposal, (iv) approve, endorse or recommend any Parent Acquisition Proposal or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or any other agreement providing for any Parent Acquisition Transaction (except where Parent has validly terminated this Agreement pursuant to Section 7.1(j)); provided, however, that this Section 5.5 shall not prohibit (A) Parent, or the Board of Directors of Parent, directly or indirectly through any officer, employee or Representative, prior to obtaining the Parent Stockholder Approval, from taking any of the actions described in clauses (ii) or (iii) above in response to an unsolicited, written Parent Acquisition Proposal that the Board of Directors of Parent concludes in good faith, after consultation with its financial advisors, constitutes or is reasonably expected to result in a Parent Superior Offer if (1) the Board of Directors of Parent concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action with respect to such Parent Acquisition Proposal would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Laws, (2) such Parent Acquisition Proposal did not result from a breach of this Section 5.5(a), (3) Parent gives to the Company the notice required by Section 5.5(b), and (4) Parent furnishes any non-public information provided to, and affords access to the properties, books and records of Parent to, the maker of the Parent Acquisition Proposal only pursuant to a confidentiality agreement between Parent and such person on substantially the same terms with respect to confidentiality and use of “Evaluation Material” (as defined in the Confidentiality Agreement) as the Confidentiality Agreement; or (B) Parent from complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act with regard to any Parent Acquisition Proposal; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.
(b)   Parent shall promptly, and in no event later than twenty-four (24) hours after its receipt of any Parent Acquisition Proposal, or any request for information relating to Parent or any of its Subsidiaries in connection with a Parent Acquisition Proposal, advise the Company orally and in writing of such Parent Acquisition Proposal or request (including providing the identity of the person making or submitting such Parent Acquisition Proposal or request, and, (x) if it is in writing, an unredacted copy of such Parent Acquisition Proposal and any related draft agreements and (y) if oral, a reasonably detailed summary thereof that is made or submitted by any person during the period between the date hereof and the Closing). Parent shall keep the Company informed in all material respects on a prompt basis with respect to any change to the material terms of, any such Parent Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change). Parent agrees that it shall promptly provide to the Company any information concerning itself or its Subsidiaries provided to any other person in connection with any Parent Acquisition Proposal which was not previously provided (or made available) to the Company.
(c)   Immediately following the execution of this Agreement, Parent shall, and shall cause its Subsidiaries and its and their respective officers, directors and employees, and shall use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between Parent or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than the Company) that relate to any Parent Acquisition Proposal. In addition, Parent shall (i) promptly (and in any event within 24 hours) request the prompt return or destruction of all confidential information previously furnished to any such person or its Representatives and use reasonable best efforts to obtain the return or the destruction of such confidential information and (iii) immediately terminate all physical and electronic data room access previously granted to any such person or its Representatives.
(d)   Except as otherwise provided in Section 5.5(e) or Section 5.5(f), neither the Board of Directors of Parent nor any committee thereof may (i) withhold, withdraw or modify, or publicly propose to withhold, withdraw or modify, the Parent Recommendation in a manner adverse to the Company or (ii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Parent Acquisition Proposal (any action described in this Section 5.5(d), a “Parent Change of Recommendation”).
(e)   Notwithstanding anything in this Agreement to the contrary, with respect to a Parent Acquisition Proposal, the Board of Directors of Parent may at any time prior to receipt of the Parent Stockholder Approval, make a Parent Change of Recommendation or terminate this Agreement pursuant to Section 7.1(j), if (and only if): (i) a written Parent Acquisition Proposal (that did not result from a breach of Section 5.4(a)) is made to Parent by a third party, and such Parent Acquisition Proposal is not withdrawn; (ii) Parent’s Board of Directors determines in good faith after consultation with its financial advisors that such Parent Acquisition Proposal constitutes a Parent Superior Offer; (iii) following consultation with outside legal counsel, Parent’s Board of Directors determines that the failure to make a Parent Change of Recommendation or terminate this Agreement pursuant to Section 7.1(j) would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Laws; (iv) Parent provides the Company five (5) business days’ prior written notice of its intention to take such action, which notice shall include all of the information with respect to such Parent Superior Offer that is specified in Section 5.5(b); (v) during such five (5) day notice period, Parent and its Representatives negotiate with the Company in good faith (to the extent the Company desires to so negotiate) to make adjustments in the terms and conditions of this Agreement so that such Parent Superior Offer ceases to constitute (in the good faith judgment of the Board of Directors of Parent after consultation with Parent’s financial advisors and outside legal counsel) a Parent Superior Offer relative to such adjusted terms and conditions; and (vi) at the end of the five (5) business day period described in clause (iv), the Board of Directors of Parent again makes the determination in good faith after consultation with its outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed by the Company) that the Parent Acquisition Proposal continues to be a Parent Superior Offer and that failure to make the Parent Change of Recommendation or terminate this Agreement pursuant to Section 7.1(j) would be reasonably likely to be inconsistent with the exercise of its fiduciary duties under applicable Laws. If during the aforementioned five (5) day notice period, any material revisions are made to the Parent Superior Offer (it being agreed and understood that any change in the amount or form of consideration included in the Parent Superior Offer shall be deemed to be a “material revision”), Parent shall deliver a new written notice, which notice shall include the information with respect to the revised Parent Superior Offer that is specified in Section 5.5 to the Company within 24 hours thereof, and such notice period shall commence anew (except that such new notice period shall be three (3) days) and Parent shall comply with the requirements of this Section 5.5(e) with respect to such new written notice. Notwithstanding anything to the contrary contained herein, neither Parent nor any Subsidiary of Parent shall enter into any agreement in respect of a Parent Acquisition Transaction (other than a confidentiality agreement as contemplated herein) unless this Agreement has been terminated in accordance with its terms.
(f)   Nothing in this Agreement shall prohibit or restrict the Board of Directors of Parent, in circumstances not involving or relating to a Parent Acquisition Proposal, from effecting a Parent Change of Recommendation if (i) in response to (A) a material development or change in circumstances occurring or arising after the date hereof that was neither known to the Board of Directors of Parent nor reasonably foreseeable at the date of this Agreement (and which change or development does not relate to a Parent Acquisition Proposal), or (B) the Company or any of its Significant Subsidiaries commencing (or there having been commenced against the Company or any of its Significant Subsidiaries an (“Involuntary Company Filing Event”), and, in such case, the involuntary claim, action or proceeding has not been dismissed within forty (40) days) any claim, action or proceeding under any applicable Laws relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts or seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or any of the Company or any of its Significant Subsidiaries making a general assignment for the benefit of its creditors, the Board of Directors of Parent determines in good faith (after consultation with outside legal counsel) that failure to effect a Parent Change of Recommendation would be reasonably likely to be inconsistent with the exercise by the Board of Directors of its fiduciary duties under applicable Laws, (ii) Parent has notified the Company in writing, at least five (5) business days in advance of such Parent Change of Recommendation, that it is considering taking such action and specifying in reasonable detail the reasons therefor and (iii) during such five (5) business day period Parent has considered, and, at the reasonable request of the Company, engaged in discussions with the Company regarding, any adjustments in writing by the Company in the terms and conditions of this Agreement, should the Company propose any such adjustments.
(g)   As used in this Agreement:
(i)   “Parent Acquisition Proposal” means any bona fide offer, inquiry, proposal or indication of interest, whether or not in writing, received from a third party (other than an offer, inquiry, proposal or indication of interest by the Company or any of its Subsidiaries) relating to any Parent Acquisition Transaction;
(ii)   “Parent Acquisition Transaction” means any transaction or series of transactions involving: (a) any merger, consolidation, share exchange, recapitalization or business combination involving Parent; (b) any direct or indirect acquisition, sale or repurchase of securities, tender offer, exchange offer or other similar transaction or series of transactions which would result in a person or “Group" (as defined in the Exchange Act) of persons having direct or indirect beneficial or record ownership of securities representing more than fifteen percent (15%) of the outstanding Parent Common Stock; (c) any direct or indirect acquisition of any business or businesses or of assets (including equity interests in any Subsidiary) that constitute or account for fifteen percent (15%) or more of the consolidated net revenues, net income or assets (based on the fair market value thereof) of Parent and its Subsidiaries, taken as a whole or (d) any liquidation or dissolution of Parent or any of its Subsidiaries; and
(iii)   “Parent Superior Offer” means a written Parent Acquisition Proposal to acquire at least (A) fifty percent (50%) of the equity securities of Parent or (B) 50% or more of the assets of Parent and its Subsidiaries, taken as a whole (based on the fair market value thereof), in each case on terms that Parent’s Board of Directors determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is more favorable to Parent’s stockholders than the Merger and the transactions contemplated by this Agreement (taking into account any proposal by the Company to amend or modify the terms of this Agreement which are committed to in writing), after taking into account such factors (including timing, likelihood of consummation, legal, financial, regulatory and other aspects of the offer, and the person making the offer) deemed relevant by the Board of Directors of Parent.
Section 5.6   Filings; Other Actions.
(a)   As promptly as reasonably practicable following the date of this Agreement, and in any event within 30 days of the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Joint Proxy Statement, and Parent shall prepare and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. Parent will cause the Joint Proxy Statement to be mailed to Parent’s stockholders, and the Company will cause the Joint Proxy Statement to be mailed to the Company’s stockholders, in each case as promptly as reasonably practicable after the Form S-4 is declared effective under the Securities Act, and in any event within five (5) days thereof. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger and in connection with the Converted RSU Awards and Assumed Shares and the Company shall furnish as promptly as reasonably practicable all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, delayed or conditioned) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the respective stockholders of Parent or the Company, as applicable.
(b)   Each of the Company and Parent shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents, in the case of the Company, and the Parent Organizational Documents, in the case of Parent, to duly give notice of, convene and hold a meeting of its stockholders, respectively, to be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider, in the case of Parent, the Charter Amendment, the Stock Issuance and the Plan Amendment (the “Parent Stockholders’ Meeting”) and, in the case of the Company, the adoption of this Agreement and the approval of the transactions contemplated hereby, including the Merger (the “Company Stockholders’ Meeting”). The Company will, except to the extent a Company Change of Recommendation has been effected in accordance with Section 5.4(e) or Section 5.4(f), through its Board of Directors, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Parent will, except to the extent a Parent Change of Recommendation has been effected in accordance with Section 5.5(e) or Section 5.5(f), through its Board of Directors, recommend that its stockholders approve the Charter Amendment, the Stock Issuance and the Plan Amendment, and will use reasonable best efforts to solicit from its stockholders proxies in favor of the Charter Amendment, the Stock Issuance and the Plan Amendment and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of NASDAQ or applicable Laws to obtain such approval. Notwithstanding anything herein to the contrary, (i) in the event of an Involuntary Company Filing Event, Parent shall be entitled to delay, postpone or adjourn the Parent Stockholders’ Meeting (and if Parent elects to so delay, postpone or adjourn the Parent Stockholders’ Meeting, the Company shall similarly delay, postpone or adjourn the Company Stockholders’ Meeting) to a date that is five (5) business days after the end of the 40-day period contemplated by Section 5.5(f)(i)(B) to have such filing dismissed; provided, that if such filing is dismissed prior to the end of such period, the parties shall use commercially reasonable efforts to hold such meetings as soon as reasonably practicable, subject to the other terms and conditions of this Agreement, and (ii) in the event of an Involuntary Parent Filing Event, the Company shall be entitled to delay, postpone or adjourn the Company Stockholders’ Meeting (and if the Company elects to so delay, postpone or adjourn the Company Stockholders’ Meeting, Parent shall similarly delay, postpone or adjourn the Parent Stockholders’ Meeting) to a date that is five (5) business days after the end of the 40-day period contemplated by Section 5.4(f)(i)(B) to have such filing dismissed; provided, that if such filing is dismissed prior to the end of such period, the parties shall use commercially reasonable efforts to hold such meetings as soon as reasonably practicable, subject to the other terms and conditions of this Agreement.
(c)   Each of the Company and Parent will use reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, respectively, on the same date as the other party and as soon as reasonably practicable after the date of this Agreement.

(d)   Each of the parties hereto acknowledge and agree that the Parent Stockholders’ Meeting will constitute Parent’s annual meeting, and in addition to the Charter Amendment, the Stock Issuance and the Plan Amendment, the stockholders of Parent shall also consider the election of certain directors of Parent, the ratification of Deloitte & Touche LLP to serve as independent auditor of Parent and, subject to the Company’s written consent (not to be unreasonably withheld, conditioned or delayed) any other matter Parent or its Board of Directors determines appropriate for the stockholders of Parent to consider.
Section 5.7   Employee Matters.
(a)   The Company Employees as of the Effective Time (the “Continuing Employees”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Closing Date (or, if earlier, for so long as they are employed), be provided with compensation and employee benefits, including severance benefits, that are substantially comparable in the aggregate to the compensation and employee benefits made available to such Continuing Employees immediately prior to the Effective Time, without regard to any voluntary temporary salary reductions instituted in connection with COVID-19 and industry disruptions; provided, that Parent will be deemed to have satisfied the foregoing obligations by providing Continuing Employees with compensation and employee benefits that are no less favorable in the aggregate to the compensation and employee benefits made available to similarly situated employees of Parent and its Subsidiaries (other than the Company and its Subsidiaries).
(b)   With respect to any Parent Benefit Plan in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall use its commercially reasonable efforts to: (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any of its group health plans to be waived with respect to the Continuing Employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan in which the Continuing Employee participated immediately prior to the Effective Time, (ii) provide each Continuing Employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a benefit plan that provides health care benefits (including medical, dental and vision), to the same extent that such credit was given under the analogous Company Benefit Plan in which the Continuing Employee participated immediately prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Plans for the plan year in which participation in such Parent Benefit Plan commences, and (iii) give the Continuing Employees service credit for such Continuing Employee’s employment with the Company or its applicable Subsidiary for (x) eligibility and vesting purposes and (y) for purposes of vacation accrual and severance benefit determinations to the same extent that such service was taken into account under the analogous Company Benefit Plan in which the Continuing Employee participated immediately prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree health or welfare benefits, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c)   In the event that the Effective Time occurs prior to the Company paying annual cash incentives in respect of 2020, amounts totaling $610,000 in the aggregate will be paid to Continuing Employees within thirty (30) days following the Closing Date in respect of pro-rated annual bonuses for the period from January 1, 2020 to April 30, 2020 (with the allocation of such amounts amongst Continuing Employees determined in the discretion of the Company’s Chief Executive Officer).
(d)   Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause, subject to the terms of any applicable Company Benefit Plan and applicable Law. Unless expressly provided herein, nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 5.8   Regulatory Approvals; Reasonable Best Efforts.
(a)   Subject to the terms and conditions set forth in this Agreement, including Section 5.8(c) hereof, each of the parties hereto shall use its reasonable best efforts (subject to, and in accordance with, applicable Law) until the End Date to take, or cause to be taken, promptly all actions, and to do, or cause to be done, promptly and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including: (i) the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings brought by or on behalf of the stockholders of either party hereto challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company, Parent or any of their respective Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty or other consideration to any third party for any consent or approval required under any contract or agreement for the consummation of the transactions contemplated by this Agreement.
(b)   Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall (i) use reasonable best efforts to cooperate with each other in (A) determining whether any filings are required to be made with, or consents, permits, authorizations, waivers or approvals are required to be obtained from, any third parties or other Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, permits, authorizations or approvals and (ii) subject to applicable legal limitations and the instructions of any Governmental Entity, keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions. The Company and Parent shall permit counsel for the other party a reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed written communication to any Governmental Entity. Each of the Company and Parent agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.
(c)   Notwithstanding anything to the contrary contained in this Agreement, (i) neither the Company nor Parent shall, nor shall it permit any of its Subsidiaries to, without the prior written consent of the other party, divest or hold separate or otherwise take or commit to take any action that limits its freedom, or after the Merger, the freedom of action of Parent or any of Parent’s affiliates with respect to, or its ability to retain, the Company and the Company’s Subsidiaries or any of the respective businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries or affiliates, (ii) neither Parent nor any of its affiliates shall be required to divest or hold separate (or agree to divest or hold separate), or otherwise take or commit to take any action that limits in any material respect its freedom of action with respect to, or its ability to retain, any businesses, product lines or assets of Parent, the Company or any of their respective Subsidiaries or affiliates and (iii) neither the Company nor Parent, nor any of their respective affiliates, shall be required to commence and/or defend any suit, action or other proceeding before any court or other applicable Governmental Entity to resolve any objections arising under Regulatory Laws that a Governmental Entity may have to the transactions contemplated by this Agreement.
(d)   Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 5.8 shall limit a party’s right to terminate this Agreement pursuant to Section 7.1(b) or 7.1(c) so long as such party has, prior to such termination, complied with its obligations under this Agreement, including this Section 5.8.

(e)   As used in this Agreement, “Regulatory Law” means the Sherman Act of 1890, the Clayton Antitrust Act of 1914 and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation Laws, that are designed or intended to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition or (ii) protect the national security or the national economy of any nation.
Section 5.9   Takeover Statute.   If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.
Section 5.10   Public Announcements.   Except with respect to any (a) Company Change of Recommendation, (b) Parent Change of Recommendation, (c) action taken by the Company or its Board of Directors pursuant to, and in accordance with, Section 5.4, or (d) action taken by Parent or its Board of Directors pursuant to, and in accordance with, Section 5.5, so long as this Agreement is in effect, the parties shall use reasonable best efforts to consult with each other before issuing, and provide each other the reasonable opportunity (and where reasonably practicable, at least 24 hours) to review and comment upon, any press release or any public announcement primarily relating to this Agreement or the transactions contemplated hereby. Parent and the Company agree to issue a mutually acceptable initial joint press release announcing this Agreement.
Section 5.11   Indemnification and Insurance.
(a)   Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement to which the Company or any of its Subsidiaries is a party, shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiary’s certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.
(b)   After the Effective Time, each of Parent and the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and any of its Subsidiaries in such capacities (“Indemnified Parties”) to the fullest extent permitted by applicable Law against any losses, damages, expenses or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company or any of its Subsidiaries and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time.
(c)   For a period of six (6) years from the Effective Time, Parent shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the Effective Time by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that, after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300%, or a single up-front payment in excess of 600%, of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount.

(d)   Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.
(e)   The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or by-laws or other organization documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. The provisions of this Section 5.11 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.
(f)   In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.11.
Section 5.12   Control of Operations.   Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.
Section 5.13   Section 16 Matters.   Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.14   Tax Treatment.   The parties to this Agreement intend that the Merger shall be treated for United States federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the United States federal income tax treatment) (a) with respect to the holders of Shares, as a taxable sale of the Shares to Parent and (b) with respect to Parent, as a purchase of the Shares from the holders of such Shares. Parent may at its election make an election described in section 338(g) of the Code with respect to the Merger.
Section 5.15   Stock Exchange Listing; Delisting.   Parent shall use its reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. Parent and the Company shall each cooperate with the other party in taking, or causing to be taken, all actions reasonably necessary to cause the delisting of the Company Common Stock from the NYSE and the termination of the Company’s registration under the Exchange Act, effective as of, or as soon as practicable following, the Effective Time.
Section 5.16   Certain Corporate Governance and Other Matters.
(a)   Prior to the Closing, the Board of Directors of Parent shall take all necessary actions so that immediately following the Effective Time:
(i)   The Board of Directors of Parent shall consist of nine members and shall be composed of five (5) current members of the Board of Directors of Parent (the “Designated Parent Directors”) designated by Parent, after consultation with the Company, before the mailing of the Joint Proxy Statement, and four (4) current members of the Board of Directors of the Company (the “Designated Company Directors”) designated by the Company, after consultation with Parent, before the mailing of the Joint Proxy Statement, with such persons being allocated by Parent or the Company, as applicable, as follows: (x) two (2) Designated Company Directors and one (1) Designated Parent Director shall be allocated to the class of directors whose term expires at the annual meeting of Parent to be held in

2021, (y) one (1) Designated Company Director and two (2) Designated Parent Directors shall be allocated to the class of directors whose term expires at the annual meeting of Parent to be held in 2022 and (z) two (2) Designated Parent Directors and one (1) Designated Company Director shall be allocated to the class of directors whose term expires at the annual meeting of Parent to be held in 2023. Parent, through the Board of Directors of Parent and subject to the fiduciary duties of the Board of Directors of Parent to the stockholders of Parent, shall take all necessary action to nominate each Designated Company Director for election to the Board of Parent in the proxy statement relating to the first annual meeting of the stockholders of Parent following the Closing at which the term of the class of directors to which such Designated Company Director is allocated expires. From and after the Effective Time, each person designated as a director of Parent shall serve as a director until such person’s successor shall be elected and qualified or such person’s earlier death, resignation or removal in accordance with the certificate of incorporation of Parent. If prior to the Effective Time, any Designated Parent Director is unwilling or unable to serve (or to continue to serve) as a director of Parent as a result of illness, death, resignation or any other reason, then, any replacement for such person shall be selected by the Board of Directors of Parent, after consultation with the Company, and such replacement shall constitute a Designated Parent Director. If prior to the Effective Time, any Designated Company Director is unwilling or unable to serve (or to continue to serve) as a director of the Company or Parent as a result of illness, death, resignation or any other reason, then, any replacement for such person shall be selected by the Board of Directors of the Company, after consultation with Parent, and such replacement shall constitute a Designated Company Director;
(ii)   At the Closing, each of the Company and Parent shall deliver to the other party written resignation and release letters, effective as of the Closing Date, of each of the officers and directors of the Company and Parent, respectively, requested by the other party (in accordance with this Agreement) in writing at least five (5) business days prior to the Closing, effectuating his or her resignation from such position as a member of the board of directors (or equivalent governing body), a member of any committee of the board of directors (or equivalent governing body) or as an officer (although not as an employee unless otherwise so required pursuant to this Agreement);
(iii)   Amin J. Khoury shall resign as a member of the Board of Directors of Parent;
(iv)   John T. Collins shall be Non-Executive Chairman of the Board of Directors of Parent;
(v)   Thomas P. McCaffrey shall be a director of the Board of Directors of Parent and the chair of a special committee of the Board of Directors of Parent regarding integration of the combined businesses following the Effective Time (the “Integration Committee”), with the key provisions of the charter of such Integration Committee set forth on Schedule 5.16(a)(v) and to be contained in Parent’s by-laws;
(vi)   Christopher J. Baker shall be the President and Chief Executive Officer of Parent;
(vii)   Keefer M. Lehner shall be Executive Vice President and Chief Financial Officer of Parent; and
(viii)   The membership of each committee of the Board of Directors of Parent shall consist of an equal number of Designated Parent Directors and Designated Company Directors. At the Effective Time, (i) a Designated Parent Director shall be the Chairman of the Audit Committee of the Board of Directors of Parent, (ii) a Designated Company Director shall be the Chairman of the Compensation Committee of the Board of Directors of Parent, (iii) a Designated Parent Director shall be the Chairman of the Nominating and Corporate Governance Committee of the Board of Directors of Parent and (iv) a Designated Parent Director shall be the Chairman of the Integration Committee of the Board of Directors of Parent.
(b)   After the Effective Time, the principal executive offices of Parent shall be located in Houston, Texas.
Section 5.17   Treatment of Company Indebtedness.   Prior to the Closing Date, the Company shall use commercially reasonable efforts to obtain from the lenders (or an agent on behalf of such lenders), and deliver to Parent, an executed payoff letter, in customary form and substance, in respect of the Loan, Security and Guaranty Agreement, dated as of February 13, 2018 (the “Company ABL Facility”), among the Company, Quintana Energy Services LP, a Delaware limited partnership, each borrower party thereto from time to time, each other obligor party thereto from time to time, the lenders party thereto from time to time and Bank of America, N.A., as agent, setting forth the amounts required to pay in full the Indebtedness owing under the Company ABL Facility (including all outstanding principal, accrued and unpaid interest) and to effect, upon payment of all such amounts, the release of all Liens granted in connection therewith, in each case as of the Closing Date (the “Payoff Letter”). Prior to or concurrent with the Closing, Parent shall deposit, or cause to be deposited, with the lenders (or agent on behalf of such lenders), all funds required to effect such repayment in full and release of Liens in accordance with the Payoff Letter, effective no later than the Closing (the “Payoff Funds”).
Section 5.18   Treatment of Parent Indebtedness.   Prior to or on the Closing Date, Parent shall use commercially reasonable efforts to amend, amend and restate or otherwise modify the Parent ABL Facility to increase the amount of credit commitments available thereunder (the “Parent ABL Facility Amendment”). Parent agrees to keep the Company informed on a reasonably current basis as to progress and discussions with lenders and the Administrative Agent in respect of the Parent ABL Facility Amendment.
ARTICLE VI
CONDITIONS TO THE MERGER
Section 6.1   Conditions to Each Party’s Obligation to Effect the Merger.   The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver in writing by all parties) at or prior to the Effective Time of the following conditions:
(a)   Each of the Company Stockholder Approval and Parent Stockholder Approval shall have been obtained.
(b)   No injunction by any court or other tribunal of competent jurisdiction and no Law enacted by any Governmental Entity of competent jurisdiction which prohibits the consummation of the Merger shall have been entered and shall continue to be in effect.
(c)   The shares of Parent Common Stock to be issued in the Merger and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.
(d)   The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.
Section 6.2   Conditions to Obligation of the Company to Effect the Merger.   The obligation of the Company to effect the Merger is further subject to the fulfillment of, or the waiver by the Company on or prior to the Effective Time of, the following conditions:
(a)   The representations and warranties of Parent and Merger Sub set forth in (i) Sections 4.1 and 4.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) this Agreement (other than the representations and warranties in Sections 4.1 and 4.2) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (B)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)   Parent shall have delivered to the Company a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
(d)   Parent shall have delivered the Payoff Funds in accordance with the Payoff Letter and Section 5.17.
Section 6.3   Conditions to Obligation of Parent to Effect the Merger.   The obligation of Parent to effect the Merger is further subject to the fulfillment of, or the waiver by Parent on or prior to the Effective Time of, the following conditions:
(a)   The representations and warranties of the Company set forth in (i) Sections 3.1 and 3.2 shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) this Agreement (other than the representations and warranties in Sections 3.1 and 3.2) shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except (in the case of this clause (B)) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   The Company shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.
(c)   The Company shall have delivered to Parent a certificate, dated the Effective Time and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Sections 6.3(a) and 6.3(b) have been satisfied.
(d)   The Company shall have delivered to Parent the Payoff Letter in accordance with Section 5.17.
Section 6.4   Frustration of Closing Conditions.   Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any material provision of this Agreement or failure to use its reasonable best efforts to consummate the Merger and the other transactions contemplated hereby, as required by and subject to Section 5.8.
ARTICLE VII
TERMINATION
Section 7.1   Termination or Abandonment.   Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:
(a)   by the mutual written consent of the Company and Parent;
(b)   by either Parent or the Company if the Merger shall not have been consummated on or prior to November 3, 2020 (the “End Date”), provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by the End Date shall be due to the failure of such party to perform or comply in all material respects with the covenants and agreements of such party set forth in this Agreement;
(c)   by either the Company or Parent if (i) an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have used its reasonable best efforts to remove such injunction, or (ii) any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such Law shall have become final and non-appealable;

(d)   by either the Company or Parent if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval contemplated by this Agreement shall not have been obtained;
(e)   by either the Company or Parent if the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval contemplated by this Agreement shall not have been obtained;
(f)   by the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.2 and (ii) shall not have been cured within thirty (30) days following receipt by Parent of written notice of such breach from the Company (such notice to describe such breach in reasonable detail), or which breach, by its nature, cannot be cured prior to the End Date (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein);
(g)   by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or 6.3 and (ii) shall not have been cured within thirty (30) days following receipt by the Company of written notice of such breach from Parent (such notice to describe such breach in reasonable detail), or which breach, by its nature, cannot be cured prior to the End Date (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein);
(h)   by Parent in the event of a Company Change of Recommendation;
(i)   by the Company in the event of a Parent Change of Recommendation;
(j)   by Parent, at any time prior to obtaining the Parent Stockholder Approval, in order to enter into a definitive agreement with respect to a Parent Superior Offer, if Parent has complied with its obligations under Section 5.5(e) and, in connection with such termination by Parent pursuant to this Section 7.1(j), Parent pays to the Company in immediately available funds the Termination Fee required to be paid by Section 7.2(b); or
(k)   by the Company, at any time prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement with respect to a Company Superior Offer, if the Company has complied with its obligations under Section 5.4(e) and, in connection with such termination by the Company pursuant to this Section 7.1(k), the Company pays to Parent in immediately available funds the Termination Fee required to be paid by Section 7.2(a).
In the event of termination of this Agreement pursuant to this Section 7.1, this Agreement shall terminate (except for the provisions of Sections 7.2, 8.2, 8.4, 8.5, 8.6, 8.11 and 8.14), and there shall be no other liability on the part of the Company or Parent to the other except liability arising out of a willful breach of this Agreement or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity. For purposes of this Agreement, “willful breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.
Section 7.2   Termination Fee.
(a)   Parent and the Company agree that (i) if this Agreement is terminated by Parent pursuant to Section 7.1(h) with respect to a Company Change of Recommendation under Section 5.4(e) (Company Superior Offer) or Section 5.4(f)(i)(A) (intervening event) or (ii) if this Agreement is terminated by the Company pursuant to Section 7.1(k) (Company Superior Offer), then the Company shall pay to Parent the Termination Fee and the Parent Expense Reimbursement. Except where the Company has effected a Company Change of Recommendation pursuant to Section 5.4(f)(i)(B), if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(d) (no Company Stockholder Approval), then the Company shall pay to Parent the Parent Expense Reimbursement. The Termination Fee shall be paid to Parent by the Company in immediately available funds (x) in the case of clause (i) above, within two (2) business days after termination of this Agreement and (y) in the case of clause (ii) above, concurrently with termination of this Agreement. The Parent Expense Reimbursement shall be paid to Parent by the Company in immediately available funds within two (2) business days following the Company’s receipt of reasonable documentation supporting such Parent Expense Reimbursement.
(b)   Parent and the Company agree that (i) if this Agreement is terminated by the Company pursuant to Section 7.1(i) with respect to a Parent Change of Recommendation under Section 5.5(e) (Parent Superior Offer) or Section 5.5(f)(i)(A) (intervening event) or (ii) if this Agreement is terminated by Parent pursuant to Section 7.1(j) (Parent Superior Offer), then Parent shall pay to the Company the Termination Fee and the Company Expense Reimbursement. Except where Parent has effected a Parent Change of Recommendation pursuant to Section 5.5(f)(i)(B), if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(e) (no Parent Stockholder Approval), then Parent shall pay to the Company the Company Expense Reimbursement. The Termination Fee shall be paid to the Company by Parent in immediately available funds (x) in the case of clause (i) above, within two (2) business days after termination of this Agreement and (y) in the case of clause (ii) above, concurrently with termination of this Agreement. The Company Expense Reimbursement shall be paid to the Company by Parent in immediately available funds within two (2) business days following Parent’s receipt of reasonable documentation supporting such Company Expense Reimbursement.
(c)   As used in this Agreement: (i) “Termination Fee” means $3,000,000, (ii) “Company Expense Reimbursement” means an amount equal to the Company’s reasonable and documented expenses incurred by or on behalf of the Company and its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement and (iii) “Parent Expense Reimbursement” means an amount equal to Parent’s reasonable and documented expenses incurred by or on behalf of Parent and its Subsidiaries in connection with the Merger and the transactions contemplated by this Agreement; provided, that neither the Company Expense Reimbursement nor the Parent Expense Reimbursement shall exceed $1,500,000.
(d)   Upon payment of the Termination Fee and/or the Parent Expense Reimbursement, as applicable, to Parent, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its stockholders (provided that nothing herein shall release any party from liability for willful breach or fraud). Upon payment of the Termination Fee and/or the Company Expense Reimbursement, as applicable, to the Company, Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company or its stockholders (provided that nothing herein shall release any party from liability for willful breach or fraud). The parties acknowledge and agree that in no event shall: (i) the Company be required to pay the Termination Fee and/or the Parent Expense Reimbursement, as applicable, on more than one occasion, or (ii) Parent be required to pay the Termination Fee and/or the Company Expense Reimbursement, as applicable, on more than one occasion.
ARTICLE VIII
MISCELLANEOUS
Section 8.1   No Survival.   None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.
Section 8.2   Expenses.   Without limiting the Company’s rights pursuant to Section 7.2(b) or Parent’s rights pursuant to Section 7.2(a), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that expenses incurred in connection with the printing, filing and mailing of the Joint Proxy Statement (including applicable SEC filing fees) shall be borne equally by Parent and the Company.
Section 8.3   Counterparts; Effectiveness.   This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic mail or otherwise) to the other parties.
Section 8.4   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
Section 8.5   Jurisdiction; Specific Enforcement.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 8.5, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.6   WAIVER OF JURY TRIAL.   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Section 8.7   Notices.   Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission or electronic mail (provided confirmation of facsimile transmission or electronic mail is obtained), (b) on the fifth (5th) business day after dispatch by registered or certified mail or (c) on the next business day if transmitted by national overnight courier, in each case as follows

To Parent, Acquiror or Merger Sub:
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, FL 33414
Facsimile: (561) 791-5479
Attention: Jonathan Mann
Email: Jonathan.Mann@KLXenergy.com
with copies to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Facsimile: (212) 277-4001
Attention: Valerie Ford Jacob, Esq.
Paul K. Humphreys, Esq.
Email: Valerie.Jacob@freshfields.com
Paul.Humphreys@freshfields.com
To the Company:
Quintana Energy Services
1415 Louisiana St.
Houston, TX 77002
Facsimile: (713) 751-7420
Attention: Max Bouthillette
Email: Maxb@qesinc.com
with copies to:
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, Texas 77002
Facsimile: (713) 655-5200
Attention: Frank E. Bayouth, Esq.
Eric C. Otness, Esq.
Email: Frank.Bayouth@Skadden.com
 Eric.Otness@Skadden.com
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or electronically or personally delivered; provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any non-business day or any business day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next business day. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. Any party may require (by delivery of written notice to the other parties hereto via electronic mail) that any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be delivered to such party via electronic mail in order to be effective.
Section 8.8   Assignment; Binding Effect.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, except for assignments by Merger Sub to a wholly owned direct or indirect Subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9   Severability.   Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.
Section 8.10   Entire Agreement.   This Agreement (including the exhibits and schedules hereto), the Confidentiality Agreement and any other documents and instruments executed pursuant hereto constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties except, following the Effective Time, for the provisions of Sections 2.1, 2.2 and Section 5.11.
Section 8.11   Amendments; Waivers.   At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
Section 8.12   Headings.   Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 8.13   No Third Party Beneficiaries.   Except, after the Effective Time, for Sections 2.1, 2.2 and Section 5.11, each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.
Section 8.14   Interpretation.   When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Any consent required to be given in writing under this Agreement may be validly given by electronic mail from a duly authorized officer of the party whose consent is required hereunder.
Section 8.15   Definitions.
(a)   References in this Agreement to “Indebtedness” means, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or other debt securities or warrants or other rights to acquire any debt securities of such person, (c) all capitalized lease or leveraged lease obligations of such person or obligations of such person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such person pursuant to securitization or factoring programs or arrangements or (e) all “keep well” and other obligations or undertakings of such person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others. References in this Agreement to “Subsidiaries” of any person means any corporation, partnership, association, trust or other form of legal entity of which (i) more than fifty percent (50%) of the voting power of the outstanding voting securities are on the date hereof directly or indirectly owned by such party or (ii) such person or any Subsidiary of such person is a general partner on the date hereof (excluding partnerships in which such person or any Subsidiary of such person does not have a majority of the voting interests in such partnership). References in this Agreement (except as specifically otherwise defined) to “affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent, the actual knowledge of the executive officers of Parent or the individuals listed in Section 8.15(a) of the Parent Disclosure Schedule and (ii) with respect to the Company, the actual knowledge of the executive officers of the Company or the individuals listed on Section 8.15(a) of the Company Disclosure Schedule. As used in this Agreement, “business day” means any day other than a Saturday, Sunday or other day on which the banks in New York are authorized or required by law or executive order to be closed. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder. Any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
KLX ENERGY SERVICES HOLDINGS, INC.
By:
/s/ Thomas P. McCaffrey

Name: Thomas P. McCaffrey
Title: CEO, CFO and President
[Signature Page to Agreement and Plan of Merger]

KRYPTON INTERMEDIATE, LLC
By:
/s/ Thomas P. McCaffrey

Name: Thomas P. McCaffrey
Title: President
[Signature Page to Agreement and Plan of Merger]

KRYPTON MERGER SUB, INC.
By:
/s/ Thomas P. McCaffrey

Name: Thomas P. McCaffrey
Title: President
[Signature Page to Agreement and Plan of Merger]

QUINTANA ENERGY SERVICES INC.
By:
/s/ Christopher J. Baker

Name: Christopher J. Baker
Title: President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

ANNEX B — AMENDMENT TO AMENDED AND RESTATED CERTIFICATE OF
INCORPORATION OF KLXE
CERTIFICATE OF AMENDMENT OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KLX ENERGY SERVICES HOLDINGS, INC.
KLX Energy Services Holdings, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:
ONE: Paragraph 1 of Article IV of the Corporation’s Amended and Restated Certificate of Incorporation is hereby amended to add the following at the end of Paragraph 1, which shall read in its entirety as follows:
“Upon the effectiveness of the filing of this Certificate of Amendment (the “Effective Time”), the shares of common stock, par value $0.01 per share, issued and outstanding or held in treasury immediately prior to the Effective Time (the “Old Common Stock”) shall be reclassified into a smaller number of shares of Common Stock such that each five (5) to ten (10) shares of Old Common Stock are reclassified as one (1) share of Common Stock, the exact ratio within such range to be determined by the Board of Directors of the Corporation prior to the Effective Time and publicly announced by the Corporation (such reclassification, the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive a cash payment (without interest) equal to the fractional share of Common Stock to which such stockholder would otherwise be entitled multiplied by the closing sales price of a share of the Corporation’s Common Stock (as adjusted to give effect to the Reverse Stock Split) as reported on The Nasdaq Stock Market, LLC on the date this amendment to the Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware.
Each stock certificate that represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which such shares of Old Common Stock shall have been reclassified pursuant to the Reverse Stock Split (as well as the right to receive cash in lieu of fractional shares of Common Stock after the effectiveness of the Reverse Stock Split), until the same shall be surrendered for transfer or exchange. As soon as practicable after the effectiveness of the Reverse Stock Split and, if applicable in the case of shares of Old Common Stock represented by one or more certificates, the Corporation shall, upon surrender of such certificate(s) (or, in the case of any certificate that is alleged to have been lost, stolen or destroyed, an affidavit of loss and an indemnity reasonably satisfactory to the Corporation) (a) issue and deliver, or cause to be issued and delivered, to each holder of shares of Old Common Stock, or to his, her or its nominees, either a stock certificate or stock certificates or a notice of a book-entry made by the Corporation in its stock records, as applicable, for the number of whole shares of Common Stock into which the number of shares of Old Common Stock shall have been reclassified pursuant to the Reverse Stock Split and (b) pay, or cause to be paid, cash in lieu of any fraction of a share of Common Stock resulting from the Reverse Stock Split.”
TWO: This amendment was approved and declared advisable by the Board and duly adopted by the stockholders in accordance with the provisions of Section 242 of the DGCL.
THREE: This Certificate of Amendment shall become effective at [      :      ] [a.m.][p.m.] on [           ,       ], 2020.
[signature page follows]

B-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President, Chief Executive Officer and Chief Financial Officer on this [•] day of [•], 2020.
KLX ENERGY SERVICES HOLDINGS, INC.
By

Name: Thomas P. McCaffrey
Title:   President, Chief Executive Officer and Chief Financial Officer

B-2

ANNEX C — AMENDMENT TO KLXE LONG TERM INCENTIVE PLAN
Amendment No. 1 to the
KLX Energy Services, Inc. Long-Term Incentive Plan
This Amendment No. 1 (“Amendment”) to the KLX Energy Services, Inc. Long-Term Incentive Plan (the “Plan”) is made and adopted by the KLX Energy Services, Inc. (the “Company”), subject to approval of the stockholders of the Company. Capitalized terms used and not defined herein shall have the meanings given thereto in the Plan.
WHEREAS, on September 13, 2018, the Board adopted, and the sole stockholder of the Company approved, the Plan;
WHEREAS, pursuant to Section 16 of the Plan, the Board may amend the Plan at any time, contingent on approval by the stockholders of the Company if stockholder approval is required under applicable laws, rules and regulations, including the rules of Nasdaq;
WHEREAS, the Board has determined that it is advisable and in the best interest of the Company to amend the Plan to increase the number of Shares authorized for issuance under the Plan by 6,250,000; and
WHEREAS, the Board has determined that it is advisable and in the best interest of the Company to amend the Plan to provide that during any calendar year no Non-Employee Director shall be granted Awards with an aggregate grant date fair value in excess of $500,000.
NOW, THEREFORE, BE IT RESOLVED THAT the Plan is hereby amended as follows, subject to approval by the stockholders of the Company:
1.   Share Limit.   The first sentence of Section 5(a) of the Plan is hereby deleted in its entirety and replaced with the following:
“Subject to adjustment in accordance with Section 13 of the Plan, the maximum aggregate number of Shares that may be issued in respect of new Awards granted under the Plan shall be 9,475,000, which includes Shares underlying Substitute Awards.”
2.   Director Limit.   The following sentence is hereby inserted as Section 5(c) of the Plan:
“Notwithstanding any provision to the contrary in the Plan or in the Company’s Non-Employee Director Equity Compensation Policy, the maximum aggregate grant date fair value of Awards granted to a Non-Employee Director during any calendar year shall be $500,000.”
3.   Effect on the Plan.   Except as expressly modified by this Amendment, all other terms and provisions of the Plan shall be unchanged and shall remain in full force and effect.
4.   Governing Law.   Except as to matters of federal law, this Amendment and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware (other than its conflict of law rules).
This Amendment was adopted and approved by the Board on [•], 2020.

C-1

ANNEX D — AMENDMENT TO KLXE EMPLOYEE STOCK PURCHASE PLAN
Amendment No. 1 to the
KLX Energy Services, Inc. Employee Stock Purchase Plan
This Amendment No. 1 (“Amendment”) to the KLX Energy Services, Inc. Employee Stock Purchase Plan (the “Plan”) is made and adopted by the KLX Energy Services, Inc. (the “Company”), subject to approval of the stockholders of the Company. Capitalized terms used and not defined herein shall have the meanings given thereto in the Plan.
WHEREAS, on September 13, 2018, the Board of Directors adopted, and the sole stockholder of the Company approved, the Plan;
WHEREAS, pursuant to Section 16 of the Plan, the Company may amend the Plan at any time, contingent on approval by the stockholders of the Company for any amendment (x) relating to the aggregate number of shares which may be issued under the Plan (other than an adjustment provided for in Section 14 of the Plan) or (y) for which stockholder approval is required under applicable laws, rules and regulations, including, without limitation, Sections 423 and 424 of the Code; and
WHEREAS, the Board of Directors has determined that it is advisable and in the best interest of the Company to amend the Plan to increase the number of Shares authorized for issuance under the Plan by 1,500,000.
NOW, THEREFORE, BE IT RESOLVED THAT the Plan is hereby amended as follows, subject to approval by the stockholders of the Company:
1.
Amendment of Section 2 of the Plan. The first sentence of Section 2 of the Plan is hereby deleted in its entirety and replaced with the following:

“Under the Plan, there is available an aggregate of not more than 1,700,000 shares of Stock (subject to adjustment as provided in Section 14) for sale pursuant to the exercise of options (Options) granted under the Plan.”
2.
Effect on the Plan. Except as expressly modified by this Amendment, all other terms and provisions of the Plan shall be unchanged and shall remain in full force and effect.

3.
Governing Law. Except as to matters of federal law, this Amendment and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Florida.

This Amendment was adopted and approved by the Board of Directors on [•], 2020.

D-1

ANNEX E — OPINION OF KLXE FINANCIAL ADVISOR
200 West Street | New York, NY 10282-2198
Tel: 212-902-1000 | Fax: 212-902-3000
PERSONAL AND CONFIDENTIAL
May 3, 2020
Board of Directors
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, FL 33414
Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to KLX Energy Services Holdings, Inc. (the “Company”) of the exchange ratio (the “Exchange Ratio”) of 0.4844 shares of common stock, par value $0.01 per share (the “Company Common Stock”), of the Company to be issued in exchange for each share of common stock, par value $0.01 per share (the “Quintana Common Stock”), of Quintana Energy Services, Inc. (“Quintana”) pursuant to the Agreement and Plan of Merger, dated as of May 3, 2020, by and among the Company, Krypton Intermediate, LLC, an indirect wholly owned subsidiary of the Company (“Acquiror”), Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of the Company (“Merger Sub”), and Quintana (the “Agreement”). The Agreement provides that, among other things, as of the date of the Agreement, the Board of Directors of the Company has resolved by unanimous vote to amend the Company’s Certificate of Incorporation (the “Charter Amendment”) to authorize the Board of Directors of the Company to effect a reverse stock split of all outstanding shares of Company Common Stock at a reverse stock split ratio of 10:1, or as otherwise determined by the Company (the “Reverse Stock Split”). All capitalized terms used but not defined herein shall have the respective meanings set forth in the Agreement.
Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Quintana and any of their respective affiliates and third parties, including, Archer Ltd. (“Archer”), Geveran Investments Limited (“Geveran”), Quintana Capital Group, L.P. (“QCG”), and Robertson QES Investment LLC (“Robertson”), affiliates of each of which are significant shareholders of Quintana, and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as bookrunner with respect to a public offering of the Company’s 11.500% Senior Secured Notes due 2025 (aggregate principal amount $250,000,000) in October 2018. We may also in the future provide financial advisory and/or underwriting services to the Company, Quintana, Archer, Geveran, QCG, Robertson and their respective affiliates and, as applicable, portfolio companies, for which our Investment Banking Division may receive compensation. Affiliates of Goldman Sachs & Co. LLC also may have co-invested with QCG, Geveran, Robertson or their respective affiliates from time to time and may have invested in limited partnership units of affiliates of QCG, Geveran or Robertson from time to time and may do so in the future.
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors
KLX Energy Services Holdings, Inc.
May 3, 2020
In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the two fiscal years ended January 31, 2020; the registration statement on Form 10-12B of the Company, including the information statement contained therein, dated July 25, 2018, as amended, relating to the initial public offering of Company Common Stock; annual reports to stockholders and Annual Reports on Form 10-K of Quintana for the three years ended December 31, 2019; the registration statement on Form S-1 of Quintana, including the prospectus contained therein, dated August 9, 2017, as amended, relating to the initial public offering of Quintana Common Stock; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Quintana; unaudited financial statements for Quintana for the one month period ended January 31, 2020; certain other communications from the Company and Quintana to their respective stockholders; certain publicly available research analyst reports for the Company and Quintana; certain internal financial analyses and forecasts for Quintana prepared by its management; certain internal financial analyses and forecasts for the Company, including the 2020 Recovery Case (the “Company 2020 Recovery Case Forecasts”), certain internal financial analyses and forecasts for the Company pro forma for the consummation of the Transaction, including the Company pro forma 2020 Recovery Case (the “Company Pro Forma 2020 Recovery Case Forecasts”), and certain financial analyses and forecasts for Quintana, including the Quintana 2020 Recovery Case (the “Quintana 2020 Recovery Case Forecasts”), in each case, as prepared by the management of the Company and approved for our use by the Company; certain operating synergies projected by the management of the Company to result from the Transaction, as approved for our use by the Company (the “Synergies”); and certain estimates as to the value of certain tax benefits to the Company pro forma for the Transaction, as prepared by the management of the Company and approved for our use by the Company (the “Tax Benefit Estimates”). We have also held discussions with members of senior managements of the Company and Quintana regarding their assessment of the past and current business operations, financial condition and future prospects of Quintana and with members of senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company and the strategic rationale for, and the potential benefits of, the Transaction; reviewed the reported price and trading activity for the Company Common Stock and Quintana Common Stock; compared certain financial and stock market information for the Company and Quintana with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Company 2020 Recovery Case Forecasts, the Company Pro Forma 2020 Recovery Case Forecasts, the Quintana 2020 Recovery Case Forecasts, the Synergies and the Tax Benefit Estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Quintana or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Quintana or on the expected benefits of the Transaction in any way meaningful to our analysis. We also have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

Board of Directors
KLX Energy Services Holdings, Inc.
May 3, 2020
Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Exchange Ratio pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the Charter Amendment, the Reverse Stock Split, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Quintana, or any class of such persons, in connection with the Transaction, whether relative to the Exchange Ratio pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which Company Common Stock or Quintana Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or Quintana or the Transaction, or as to the impact of the Transaction on the solvency or viability of the Company or Quintana or the ability of the Company or Quintana to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Company Common Stock should vote with respect to such Transaction or any other matter. This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the Company.
Very truly yours,
/s/ Goldman Sachs & Co. LLC

(GOLDMAN SACHS & CO. LLC)
Securities and Investment Services Provided by Goldman Sachs & Co. LLC

ANNEX F — OPINION OF QES FINANCIAL ADVISOR
May 3, 2020
Board of Directors
Quintana Energy Services Inc.
1415 Louisiana Street, Suite 2900
Houston, Texas 77002
Dear Members of the Board of Directors:
You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Quintana Energy Services Inc. (“Quintana”), other than the Cancelled Shares (as defined in the Agreement (as defined below)), if any, of the Merger Consideration (as defined below) to be received by such holders, in the aggregate, pursuant to the Agreement and Plan of Merger, dated as of May 3, 2020 (the “Agreement”), by and among KLX Energy Services Holdings, Inc. (“KLX Parent”), Krypton Intermediate, LLC, an indirect wholly owned subsidiary of KLX Parent (“KLX Acquiror”), Krypton Merger Sub, Inc., an indirect wholly owned subsidiary of Parent (“KLX Merger Sub”), and Quintana. The Agreement provides for, among other things, the merger of KLX Merger Sub with and into Quintana (the “Merger”) pursuant to which Quintana will be the surviving corporation and an indirect wholly owned subsidiary of KLX Parent (the “Surviving Corporation”), and each issued and outstanding Share (other than the Cancelled Shares) will be converted into the right to receive 0.4844 shares of common stock, par value $0.01 per share of KLX Parent (the “KLX Parent Shares”, and collectively such shares, the “Merger Consideration”). The transactions contemplated by the Agreement are referred to herein as the “Transactions.”
Tudor Pickering Holt & Co Advisors LP (“TPH”) and its affiliates, including Perella Weinberg Partners, as part of their investment banking business, are regularly engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. TPH and its affiliates also engage in securities trading and brokerage, private equity activities, investment management activities, equity research and other financial services, and in the ordinary course of these activities, TPH and its affiliates may from time to time acquire, hold or sell, for their own accounts and for the accounts of their customers, (i) equity, debt and other securities (including derivative securities) and financial instruments (including bank loans and other obligations) of Quintana, any of the other parties to the Agreement (the “Parties”) and any of their respective affiliates and (ii) any currency or commodity that may be material to the Parties or otherwise involved in the Transactions and the other matters contemplated by the Agreement. In addition, TPH and its affiliates and certain of its and their employees, including members of the team performing services in connection with the Transactions, as well as certain private equity funds and investment management funds associated or affiliated with TPH in which they may have financial interests, may from time to time acquire, hold or make direct or indirect investments in or otherwise finance a wide variety of companies, including Quintana, KLX Parent or their respective equityholders or affiliates. We have acted as financial advisor to Quintana in connection with, and have participated in certain negotiations leading to, the Transactions. We expect to receive fees for our services, a portion of which became payable upon delivery of this opinion and the principal portion of which is contingent upon the consummation of the Transactions, and Quintana has agreed to reimburse certain of our expenses and indemnify us against certain liabilities arising out of our engagement. We have previously provided services to each of Quintana and KLX Parent on unrelated matters, including serving as an underwriter in connection with Quintana’s initial public offering in 2018 and serving as a co-manager in connection with KLX Parent’s private placement of senior secured notes in 2018, and we may in the future provide investment banking or other financial services to Quintana, KLX Parent or any of the other Parties or their respective affiliates. In connection with such investment banking or other financial services, we may receive compensation.

In connection with this opinion, we have reviewed and considered, among other things, (i) the draft of the Agreement dated May 2, 2020; (ii) certain publicly available financial statements and other business and financial information with respect to Quintana and KLX Parent; (iii) certain internal financial information and forecasts for Quintana prepared by the management of Quintana (the “Quintana Forecasts”); (iv) certain forecasts for KLX Parent prepared by the management of Quintana (the “Counterparty Forecasts”); (v) certain internal financial information and forecasts for KLX Parent prepared by the management of KLX Parent (the “KLX Parent Forecasts” and together with the Quintana Forecasts and the Counterparty Forecasts, the “Forecasts”); (vi) certain publicly available research analyst reports with respect to the future financial performance of Quintana and KLX Parent, which we discussed with the senior managements of each of Quintana and KLX Parent; (vii) certain projections of cost savings and operating synergies to result from the Transactions prepared by the managements of each of Quintana and KLX Parent (the “Synergies”); and (viii) the draft of the Form of Support Agreement dated May 2, 2020, by and among each stockholder of Quintana set forth on Schedule A thereto and KLX Parent. We also have held discussions with members of the senior managements of each of Quintana and KLX Parent regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of their respective entities and of the combined company. In addition, we have reviewed the reported price and trading activity for the Shares and KLX Parent Shares, compared certain financial and stock market information for Quintana and KLX Parent with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the oilfield services industry specifically and performed such other studies and analyses, and considered such other factors, as we considered appropriate.
In connection with this opinion, we have also considered and observed, among other things, (i) the limited business and strategic alternatives available to Quintana, taking into consideration the challenging conditions for oilfield services companies in light of the COVID-19 pandemic, recent actions taken by a group of countries, including members of The Organization of the Petroleum Exporting Countries and the Russian Federation, in response to the uncertainty regarding global oil and natural gas demand created by the COVID-19 pandemic, and an overall substantial global demand decline for oil and natural gas and related services; (ii) Quintana’s current liquidity position and its ability to meet its cash requirements, financial obligations and covenants contained in its revolving credit facility; and (iii) Quintana’s access to capital and financing or re-financing alternatives available under the Quintana Forecasts. The Forecasts and Synergies reflect certain assumptions regarding the oil and gas industry and capital expenditures that are subject to significant uncertainty and that, if different than assumed, could have a material impact on our analysis and this opinion.
For purposes of our opinion, we have assumed and relied upon, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by or for us, or publicly available. In that regard, we have assumed with your consent that the Forecasts and Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Quintana, and that such Forecasts and Synergies will be realized in the amounts and time periods contemplated thereby. We express no view or opinion with respect to the Forecasts, Synergies or the assumptions on which they are based and we have further assumed, among other things, that (i) the executed Agreement (together with the exhibits and schedules thereto) will not differ in any respect material to our analyses or opinion from the draft versions we have examined, referenced above, (ii) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct in all material respects, (iii) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in all material respects, (iv) all conditions to the consummation of the Transactions will be satisfied without material amendment or waiver thereof, (v) the Transactions will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any material amendments or modifications thereto and (vi) all governmental, regulatory or other consents or approvals necessary for the consummation of the Transactions will be obtained without, in the case of each of the forgoing clauses (i)  — (vi), any material adverse effect on Quintana, KLX Parent, KLX Acquiror,

KLX Merger Sub, the holders of the Shares (other than the Cancelled Shares), or the Surviving Corporation or the expected benefits of the Transactions in any way meaningful to our analysis. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Quintana or any of its subsidiaries or KLX Parent or any of its subsidiaries, and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.
Our opinion does not address the underlying business decision of Quintana to engage in the Transactions, or the relative merits of the Transactions as compared to any other alternative transaction that might be available to Quintana. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Merger Consideration pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, creditors or other constituencies of Quintana or KLX Parent or of their respective subsidiaries; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of each of Quintana or KLX Parent, or any class of such persons, in connection with the Transactions, whether relative to the Merger Consideration pursuant to the Agreement or otherwise. We do not express any view on, and our opinion does not address Quintana’s liquidity, access to capital or the availability of financing and re-financing alternatives or Quintana’s solvency. We are not expressing any opinion as to the price at which the KLX Parent Shares or the securities of any other party will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no obligation to update, revise or reaffirm our opinion and expressly disclaim any responsibility to do so based on circumstances, developments or events occurring of which we become aware after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Quintana in connection with its consideration of the Transactions, and such opinion does not constitute a recommendation as to how any holder of interests in Quintana should vote with respect to such Transactions or any other matter. This opinion has been reviewed and approved by TPH’s fairness opinion committee.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid to the holders of outstanding Shares (other than the Cancelled Shares) pursuant to the Agreement is fair from a financial point of view to such holders.
Very truly yours,
/s/ Tudor Pickering Holt & Co Advisors LP
Tudor Pickering Holt & Co Advisors LP

ANNEX G — QES SUPPORT AGREEMENT
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of May 3, 2020, by and among each stockholder of the Company set forth on Schedule A hereto (each, a “Stockholder”) and KLX Energy Services Holdings, Inc., a Delaware corporation (“Krypton”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution and delivery of this Agreement, Quintana Energy Services Inc., a Delaware corporation (the “Company”), Krypton, Krypton Intermediate, LLC, a Delaware limited liability company and a wholly owned subsidiary of Krypton, and Krypton Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Krypton (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged with Merger Sub (the “Merger”), and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement);
WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (collectively, such shares of Company Common Stock are referred to herein as the “Subject Shares”);
WHEREAS, as a condition of Krypton to enter into the Merger Agreement, Krypton has required that the Stockholders enter into this Agreement;
WHEREAS, the Company has requested that the Stockholders enter into this Agreement; and
WHEREAS, the execution and delivery of this Agreement by the Stockholders, and the form and substance of this Agreement, have been approved by the Board of Directors of the Company.
NOW, THEREFORE, to induce Krypton to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:
1.   Representations and Warranties of each Stockholder.   Each Stockholder hereby represents and warrants to Krypton, severally and not jointly, as of the date hereof as follows:
(a)   Due Organization; Qualification.   If such Stockholder is an entity, such Stockholder is a duly formed or incorporated under the laws of its jurisdiction of formation or incorporation and is validly existing and in good standing under the laws thereof.
(b)   Authority; No Violation.   If such Stockholder is an entity, such Stockholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. If such Stockholder is an entity, the execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by all requisite corporate, limited liability company or limited partnership action (as applicable) and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Krypton) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) if such Stockholder is an entity, violate any provision of the governing documents of such Stockholder, (y) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets (including the Subject Shares) may be bound or affected.
(c)   The Subject Shares.   Such Stockholder is the beneficial owner of and (together with its Affiliates) has the sole right to vote and dispose of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, and except as disclosed in any Schedule 13D filed by such Stockholder prior to the date hereof. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, there are no options, warrants, agreements, commitments or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Stockholder retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. Other than the Subject Shares, such Stockholder does not beneficially own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.
(d)   Absence of Litigation.   There is no litigation, suit, claim, action, proceeding or investigation (whether judicial, arbitral, administrative, or other) pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, that could reasonably be expected to materially impair or materially affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to delay or prevent the consummation of the transactions contemplated by this Agreement on a timely basis.
(e)   No Consents Required.   No consent, approval, or authorization of, or registration, declaration or filing with, any Person or Governmental Authority is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.
(f)   Reliance.   Such Stockholder understands and acknowledges that Krypton is entering into, and causing Merger Sub to enter into, the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.
(g)   Stockholder Has Adequate Information.   Such Stockholder is a sophisticated seller with respect to the Subject Shares and has adequate information concerning the business and financial condition of Krypton to make an informed decision regarding the Merger and the transactions contemplated thereby and has independently and without reliance upon Krypton and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Krypton has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Notwithstanding the foregoing, and for the elimination of doubt, Stockholder is not waiving and is expressly preserving any claims that might arise in connection with the Registration Statement contemplated to be filed in connection with the Merger.
2.   Representations and Warranties of Krypton.   Krypton hereby represents and warrants to each Stockholder as of the date hereof as follows:
(a)   Due Organization.   Krypton is a corporation duly incorporated under the laws of the State of Delaware and is validly existing and in good standing under the laws thereof.
(b)   Authority; No Violation.   Krypton has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Krypton and no other corporate proceedings on the part of Krypton are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Krypton and (assuming due authorization, execution and delivery by the Stockholder) this Agreement constitutes a valid and binding obligation of Krypton, enforceable against Krypton in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by Krypton, nor the consummation by Krypton of the transactions contemplated hereby, nor compliance by Krypton with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Krypton or the certificate of incorporation, by-laws or similar governing documents of any of Krypton’s Subsidiaries, (y) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Krypton or any of Krypton’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Krypton or any of Krypton’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Krypton or any of Krypton’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
3.   Covenants of Each Stockholder.   Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:
(a)   Agreement to Vote Subject Shares.   During the Applicable Period (as defined below), at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in connection with any written consent of the stockholders of the Company or in any other circumstance upon which a vote, consent or other approval of all or some of the stockholders of the Company is sought, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote or, if stockholders are requested to vote their shares through the execution of an action by written consent in lieu of such meeting of stockholders of the Company, execute a written consent or consents with respect to all of its Subject Shares: (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Merger and (ii) against (1) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries or any Company Acquisition Proposal, and (2) any amendment of the Company’s certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal, action or transaction would reasonably be expected to, in any manner, delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Stockholder shall retain at all times the right to vote all of its Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement pursuant to Section 5 hereof.
(b)   No Transfers.   Except as provided in the second to last sentence of this Section 3(b), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Merger Consideration in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the second to last sentence of this Section 3(b), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Any attempted Transfer by such Stockholder of its Subject Shares (or of any interest therein) in violation of this Section 3(b) shall be null and void. Notwithstanding the foregoing, such Stockholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Krypton, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “the Stockholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any Subject Shares or (b) Transfer its Subject Shares in a transaction, such as a hedging or derivative transaction, with respect to which such Stockholder retains its Subject Shares and the sole right to vote, exercise dissenters’ rights with respect to and dispose of its Subject Shares during the Applicable Period, provided that no such transaction shall (x) in any way limit any of the obligations of such Stockholder under this Agreement, or (y) have any adverse effect on the ability of the Stockholder to perform its obligations under this Agreement.
(c)   Waiver of Dissenters’ Rights and Certain Other Actions.   Each Stockholder hereby waives, and agrees not to exercise or assert, if applicable, and to cause any record holder of any of its Subject Shares to waive and not to exercise or assert, if applicable, any appraisal rights under Section 262 of the DGCL in connection with the Merger. Each Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against Krypton, Merger Sub, the Company, or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (b) to the fullest extent permitted under Law, alleging a breach of any duty of the Board of Directors of the Company or Krypton in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby; provided, however, that nothing set forth herein shall apply to any claim for fraud.
(d)   Adjustment to Subject Shares; Acquisitions.   In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, stock split or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. Each Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock of the Company or other equity of the Company that such Stockholder purchases or otherwise acquires or with respect to which such Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement (the “New Shares”) and prior to the termination of this Agreement pursuant to Section 5, shall be subject to the terms and conditions of this Agreement to the same extent as if the New Shares had been Subject Shares as of the date of this Agreement.
(e)   Irrevocable Proxy.   Each Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that such Stockholder has heretofore granted with respect to the Subject Shares. Each Stockholder hereby irrevocably appoints Krypton as attorney-in-fact and proxy for and on behalf of such Stockholder, for and in the name, place and stead of such Stockholder, to: (i) attend any and all meetings of stockholders of the Company, (ii) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 3(a) at any and all meetings of stockholders of the Company or in connection with any action sought to be taken by written consent of stockholders of the Company without a meeting and (iii) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 3(a), all written consents with respect to the Subject Shares at any and all meetings of stockholders of the Company or in connection with any action sought to be taken by written consent of stockholders of the Company without a meeting. Krypton agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Without limiting the generality of the foregoing, Krypton may not exercise the proxy granted herein on any other matter. Each Stockholder may vote its Subject Shares on all other matters. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of such Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5. Each Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Company. Each Stockholder hereby affirms that the proxy set forth in this Section 3(e) is given in connection with and granted in consideration of and as an inducement to Krypton to enter into the Merger Agreement and this Agreement and that such proxy is given to secure the obligations of such Stockholder under Section 3(a). The proxy set forth in this Section 3(e) is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 5. With respect to any Subject Shares that are owned beneficially by a Stockholder but are not held of record by such Stockholder (other than shares beneficially owned by such Stockholder that are held in the name of a bank, broker or nominee), such Stockholder shall use reasonable efforts to take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 3(e) with respect to such Subject Shares.
(f)   Non-Solicitation.   Each Stockholder agrees that it will not knowingly take any action that the Company is prohibited from taking pursuant to Section 5.4 (Non-Solicitation by the Company) of the Merger Agreement.
4.   Assignment; No Third Party Beneficiaries.   Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
5.   Termination.   This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that decreases the amount or changes the form of consideration to be paid by Krypton pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement; (d) the mutual written consent of the parties hereto; (e) the Outside Date; and (f) the occurrence of a Company Change of Recommendation pursuant to Section 5.4(f) of the Merger Agreement. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.
6.   General Provisions.
(a)   Amendments.   This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
(b)   Notice.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, electronically (which is confirmed), telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):
(i)   If to the Stockholders, to:
c/o Quintana Energy Services Inc.
1415 Louisiana Street
Suite 2900
Houston, TX 77002
Facsimile: (713) 751-7520
Attention: Max Bouthillette
Email: maxb@qesinc.com
(ii)   If to Krypton, to:
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, FL 33414
Facsimile: (561) 791-5479
Attention: Jonathan Mann
Email: Jonathan.Mann@KLXEnergy.com
With copies (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Facsimile: (212) 277-4001
Attention:
Valerie Ford Jacob, Esq.
Paul K. Humphreys, Esq.

Email:
Valerie.Jacob@freshfields.com
Paul.Humphreys@freshfields.com

(c)   Interpretation.   When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 3, 2020.
(d)   Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.
(e)   Entire Agreement.   This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

(f)   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.
(g)   Severability.   If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party hereto in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.
(h)   Waiver.   Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
(i)   Further Assurances.   Each Stockholder will, from time to time, (i) at the request of Krypton take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Krypton may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.
(j)   Publicity.   Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, the Stockholder shall not issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Krypton, which consent shall not be unreasonably withheld.
(k)   Capitalized Terms.   Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
7.   Stockholder Capacity.   Each Stockholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder.
8.   Enforcement.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Krypton and Merger Sub agree that with respect to any damage claim that might be brought against any Stockholder, any of its affiliates or the Company under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.
9.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Krypton or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Stockholder, and this Agreement shall not confer any right, power or authority upon Krypton or any other Person to direct the Stockholder in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).
[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
KLX ENERGY SERVICES HOLDINGS, INC.
By:
/s/ Thomas P. Mc Caffroy

Name: Thomas P. Mc Caffroy
Title: CEO, CFO and President
[Signature Page to Support Agreement]

ARCHER HOLDCO LLC
By:
/s/ Adam Todd

Name: Adam Todd
Title:  General Counsel

GEVERAN INVESTMENTS LIMITED
By:
/s/ Spyros Episkopou

Name: Spyros Episkopou
Title:  Director

FAMATOWN FINANCE LIMITED
By:
/s/ Spyros Episkopon

Name: Spyros Episkopon
Title:  Director

ROBERTSON QES INVESTMENT LLC
By:
/s/ Corbin J. Robertson, Jr.

Name: Corbin J. Robertson, Jr.
Title:  Manager

QUINTANA ENERGY PARTNERS — QES HOLDINGS, L.L.C.
By:
Quintana Energy Partners, L.P.,
its managing member

By:
Quintana Capital Group, L.P.,
its general partner

By:
Quintana Capital Group GP Ltd.,
its general partner

By:
/s/ Corbin J. Robertson, Jr.

Name: Corbin J. Robertson, Jr.
Title:  Managing Partner
QUINTANA ENERGY FUND — TE, L.P.
By:
Quintana Capital Group, L.P.,
its general partner

By:
Quintana Capital Group GP Ltd.,
its general partner

By:
/s/ Corbin J. Robertson, Jr.

Name: Corbin J. Robertson, Jr.
Title:  Managing Partner
QUINTANA ENERGY FUND-FI, LP
By:
Quintana Capital Group, L.P.,
its general partner

By:
Quintana Capital Group GP Ltd.,
its general partner

By:
/s/ Corbin J. Robertson, Jr.

Name: Corbin J. Robertson, Jr.
Title:  Managing Partner
Signature Page to Registration Agreement

ANNEX H — KLXE SUPPORT AGREEMENT
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of May 3, 2020, by and among Amin J. Khoury (the “Stockholder”) and Quintana Energy Services Inc., a Delaware corporation (“Quartz”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution and delivery of this Agreement, Quartz, KLX Energy Services Holdings, Inc., a Delaware corporation (the “Company”), Krypton Intermediate, LLC, a Delaware limited liability company (“Acquiror”) and Krypton Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, Quartz will be merged with Merger Sub (the “Merger”), and each outstanding share of common stock, par value $0.01 per share, of Quartz (“Quartz Common Stock”) will be converted into the right to receive the Merger Consideration (as defined in the Merger Agreement);
WHEREAS, the Stockholder beneficially owns such number of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) set forth on Schedule A hereto (collectively, such shares of Company Common Stock are referred to herein as the “Subject Shares”);
WHEREAS, as a condition of Quartz to enter into the Merger Agreement, Quartz has required that the Stockholder enter into this Agreement;
WHEREAS, the Company has requested that the Stockholder enter into this Agreement; and
WHEREAS, the execution and delivery of this Agreement by the Stockholder, and the form and substance of this Agreement, have been approved by the Board of Directors of the Company.
NOW, THEREFORE, to induce Quartz to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:
1.   Representations and Warranties of Stockholder.   The Stockholder hereby represents and warrants to Quartz as of the date hereof as follows:
(a)   Authority; No Violation.   This Agreement has been duly and validly executed and delivered by the Stockholder and (assuming due authorization, execution and delivery by Quartz) this Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by the Stockholder, nor the consummation by the Stockholder of the transactions contemplated hereby, nor compliance by the Stockholder with any of the terms or provisions hereof, will (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Stockholder, or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Stockholder is a party, or by which it or any of its properties or assets (including the Subject Shares) may be bound or affected.
(b)   The Subject Shares.   The Stockholder is the beneficial owner of and has the sole right to vote and dispose of the Subject Shares, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, and except as disclosed in any Schedule 13D filed by the Stockholder prior to the date hereof. None of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, there are no options, warrants, agreements, commitments or arrangements of any kind, contingent or otherwise, obligating the Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which the Stockholder retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. Other than the Subject Shares, the Stockholder does not beneficially own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.
(c)   Absence of Litigation.   There is no litigation, suit, claim, action, proceeding or investigation (whether judicial, arbitral, administrative, or other) pending, or to the knowledge of the Stockholder, threatened against the Stockholder, or any property or asset of the Stockholder, that could reasonably be expected to materially impair or materially affect the ability of the Stockholder to perform the Stockholder’s obligations hereunder or to delay or prevent the consummation of the transactions contemplated by this Agreement on a timely basis.
(d)   No Consents Required.   No consent, approval, or authorization of, or registration, declaration or filing with, any Person or Governmental Authority is required to be obtained or made by or with respect to the Stockholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by the Stockholder of the Stockholder’s obligations under this Agreement in any material respect.
(e)   Reliance.   The Stockholder understands and acknowledges that Quartz is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement.
(f)   Stockholder Has Adequate Information.   The Stockholder is a sophisticated stockholder with respect to the Subject Shares and has adequate information concerning the business and financial condition of Quartz to make an informed decision regarding the Merger and the transactions contemplated by the Merger Agreement and has independently and without reliance upon Quartz and based on such information as the Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. The Stockholder acknowledges that Quartz has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.
2.   Representations and Warranties of Quartz.   Quartz hereby represents and warrants to the Stockholder as of the date hereof as follows:
(a)   Due Organization.   Quartz is a corporation duly incorporated under the laws of the State of Delaware and is validly existing and in good standing under the laws thereof.
(b)   Authority; No Violation.   Quartz has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Quartz and no other corporate proceedings on the part of Quartz are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Quartz and (assuming due authorization, execution and delivery by the Stockholder) this Agreement constitutes a valid and binding obligation of Quartz, enforceable against Quartz in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by Quartz, nor the consummation by Quartz of the transactions contemplated hereby, nor compliance by Quartz with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Quartz or the certificate of incorporation, by-laws or similar governing documents of any of Quartz’s Subsidiaries, (y) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Quartz or any of Quartz’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Quartz or any of Quartz’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Quartz or any of Quartz’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
3.   Covenants of the Stockholder.   The Stockholder agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:
(a)   Agreement to Vote Subject Shares.   During the Applicable Period (as defined below), at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in connection with any written consent of the stockholders of the Company or in any other circumstance upon which a vote, consent or other approval of all or some of the stockholders of the Company is sought, the Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote or, if stockholders are requested to vote their shares through the execution of an action by written consent in lieu of such meeting of stockholders of the Company, execute a written consent or consents with respect to all of its Subject Shares: (i) in favor of the Stock Issuance (as defined in the Merger Agreement) and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Merger and (ii) against (1) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries or any Parent Acquisition Proposal, and (2) any amendment of the Company’s certificate of incorporation or by-laws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal, action or transaction would reasonably be expected to, in any manner, delay, impede, frustrate, prevent or nullify the Share Issuance, the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, the Stockholder shall retain at all times the right to vote all of its Subject Shares in the Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held, the Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, the Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement pursuant to Section 5 hereof.
(b)   No Transfers.   Except as provided in this Section 3(b), the Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, except that Stockholder shall be entitled to sell the Subject Shares as reflected on Schedule B hereto (prior to giving effect to any stock split or reverse stock split) for tax planning purposes, or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject

Shares, other than pursuant to this Agreement (which, for the avoidance of doubt, shall not prevent the Stockholder from granting any proxy or entering into any voting agreement with respect to matters other than those set forth in Section 3(a)). Subject to the second to last sentence of this Section 3(b), the Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Any attempted Transfer by the Stockholder of its Subject Shares (or of any interest therein) in violation of this Section 3(b) shall be null and void. Notwithstanding the foregoing, the Stockholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Quartz, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “the Stockholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve the Stockholder from its obligations under this Agreement with respect to any Subject Shares or (b) Transfer its Subject Shares in a transaction, such as a hedging or derivative transaction, with respect to which the Stockholder retains its Subject Shares and the sole right to vote, exercise dissenters’ rights with respect to and dispose of its Subject Shares during the Applicable Period, provided that no such transaction shall (x) in any way limit any of the obligations of the Stockholder under this Agreement, or (y) have any adverse effect on the ability of the Stockholder to perform its obligations under this Agreement.
(c)   Waiver of Dissenters’ Rights and Certain Other Actions.   The Stockholder hereby waives, and agrees not to exercise or assert, if applicable, and to cause any record holder of any of its Subject Shares to waive and not to exercise or assert, if applicable, any appraisal rights under Section 262 of the DGCL in connection with the Merger. The Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action, derivative or otherwise, against the Company, Merger Sub, Quartz, or any of their respective Subsidiaries or successors: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing); or (b) to the fullest extent permitted under Law, alleging a breach of any duty of the Board of Directors of the Company or Quartz in connection with the Merger Agreement, this Agreement, or the transactions contemplated thereby or hereby; provided, however, that nothing set forth herein shall apply to any claim for fraud.
(d)   Adjustment to Subject Shares; Acquisitions.   In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend, stock split or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction. The Stockholder agrees that any shares of Company Common Stock and any other shares of capital stock of the Company or other equity of the Company that the Stockholder purchases or otherwise acquires or with respect to which the Stockholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement (the “New Shares”) and prior to the termination of this Agreement pursuant to Section 5, shall be subject to the terms and conditions of this Agreement to the same extent as if the New Shares had been Subject Shares as of the date of this Agreement.
(e)   Irrevocable Proxy.   The Stockholder hereby revokes (or agrees to cause to be revoked) any proxies that such Stockholder has heretofore granted with respect to the Subject Shares. The Stockholder hereby irrevocably appoints Quartz as attorney-in-fact and proxy for and on behalf of such Stockholder, for and in the name, place and stead of such Stockholder, to: (i) attend any and all meetings of stockholders of the Company, (ii) vote, express consent or dissent or issue instructions to the record holder to vote the Subject Shares in accordance with the provisions of Section 3(a) with respect to the matters set forth in Section 3(a) at any and all meetings of stockholders of the Company or in connection with any action sought to be taken by written consent of stockholders of the Company without a meeting and (iii) grant or withhold, or issue instructions to the record holder to grant or withhold, consistent with the provisions of Section 3(a), all written consents with respect to the Subject Shares at any and all meetings of stockholders of the Company or in connection with any action sought to be taken by written consent of stockholders of the Company without a meeting. Quartz agrees not to exercise the proxy granted herein for any purpose other than the purposes described in this Agreement. Without limiting the generality of the foregoing, Quartz may not exercise the proxy granted herein on any other matter. The Stockholder may vote its Subject Shares on all other matters. The foregoing proxy shall be deemed to be a proxy coupled with an interest, is irrevocable (and as such shall survive and not be affected by the death, incapacity, mental illness or insanity of the Stockholder, as applicable) until the termination of this Agreement and shall not be terminated by operation of law or upon the occurrence of any other event other than the termination of this Agreement pursuant to Section 5. The Stockholder authorizes such attorney and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of Company. The Stockholder hereby affirms that the proxy set forth in this Section 3(e) is given in connection with and granted in consideration of and as an inducement to Quartz to enter into the Merger Agreement and this Agreement and that such proxy is given to secure the obligations of such Stockholder under Section 3(a). The proxy set forth in this Section 3(e) is executed and intended to be irrevocable, subject, however, to its automatic termination upon the termination of this Agreement pursuant to Section 5. With respect to any Subject Shares that are owned beneficially by the Stockholder but are not held of record by the Stockholder (other than shares beneficially owned by the Stockholder that are held in the name of a bank, broker or nominee), the Stockholder shall use reasonable efforts to take all action necessary to cause the record holder of such Subject Shares to grant the irrevocable proxy and take all other actions provided for in this Section 3(e) with respect to such Subject Shares.
(f)   Non-Solicitation.   The Stockholder agrees that it will not knowingly take any action that the Company is prohibited from taking pursuant to Section 5.5 (Non-Solicitation by Parent) of the Merger Agreement.
4.   Assignment; No Third Party Beneficiaries.   Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
5.   Termination.   This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that increases the amount or changes the form of consideration to be paid by the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement; (d) the mutual written consent of the parties hereto; (e) the Outside Date; and (f) the occurrence of a Parent Change of Recommendation pursuant to Section 5.5(f) of the Merger Agreement. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.
6.   General Provisions.
(a)   Amendments.   This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
(b)   Notice.   All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, electronically (which is confirmed), telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(i)   If to the Stockholder, to:
KLX Energy Services Holdings, Inc.
1300 Corporate Center Way
Wellington, FL 33414
Attention:
Amin J. Khoury

With copies (which shall not constitute notice) to:
Freshfields Bruckhaus Deringer US LLP
601 Lexington Avenue, 31st Floor
New York, NY 10022
Facsimile: (212) 277-4001
Attention:
Valerie Ford Jacob, Esq.
Paul K. Humphreys, Esq.

Email:
Valerie.Jacob@freshfields.com
Paul.Humphreys@freshfields.com

(ii)   If to Quartz, to:
Quintana Energy Services Inc.
1415 Louisiana St.
Houston, TX 77002
Attention: Max Bouthillette
Email: maxb@qesinc.com
With copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana, Suite 6800
Houston, TX 77002
Attention:
Frank Bayouth
Eric Otness

Email:
frank.bayouth@skadden.com
eric.otness@skadden.com

(c)   Interpretation.   When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to May 3, 2020.
(d)   Counterparts.   This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.
(e)   Entire Agreement.   This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.
(f)   Governing Law.   This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.
(g)   Severability.   If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party hereto in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.
(h)   Waiver.   Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
(i)   Further Assurances.   The Stockholder will, from time to time, (i) at the request of Quartz take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Quartz may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.
(j)   Publicity.   Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, the Stockholder shall not issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Quartz, which consent shall not be unreasonably withheld.
(k)   Capitalized Terms.   Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.
7.   Stockholder Capacity.   The Stockholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. The Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder.
8.   Enforcement.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Quartz agrees that with respect to any damage claim that might be brought against the Stockholder, any of its affiliates, the Company, Merger Sub or Acquiror under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waives any right to recover special damages, including without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute arises out of this

Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.
9.   No Ownership Interest.   Nothing contained in this Agreement shall be deemed to vest in Quartz or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the Stockholder, and this Agreement shall not confer any right, power or authority upon Quartz or any other Person to direct the Stockholder in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).
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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
QUINTANA ENERGY SERVICES INC.
By:
/s/ Christopher J. Baker

Name: Christopher J. Baker
Title:   President and Chief Executive Officer

Amin J. Khoury
/s/ Amin J. Khoury

ANNEX I — KLXE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: January 31, 2020
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to           .
Commission File Number: 001-38609
KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	36-4904146 (I.R.S. Employer Identification No.)
1300 Corporate Center Way Wellington, Florida (Address of principal executive offices)	33414 (Zip Code)
(561) 383-5100
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Securities registered pursuant to Section 12(g) of the Act: None.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒
As of July 31, 2019, the aggregate market value of the registrant’s voting stock held by non-affiliates was approximately $331.4 million. Shares of common stock held by executive officers and directors have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not a determination for any other purpose. The number of shares of the registrant’s common stock, $0.01 par value, outstanding as of March 20, 2020 was 24,742,626 shares.
DOCUMENTS INCORPORATED BY REFERENCE
Certain sections of the registrant’s Proxy Statement to be filed with the Commission in connection with the 2020 Annual Meeting of Stockholders or Annual Report on Form 10-K/A, to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant’s fiscal year, are incorporated by reference in Part III of this Form 10-K. With the exception of those sections that are specifically incorporated by reference in this Annual Report on Form 10-K, such Proxy Statement shall not be deemed filed as part of this Report or incorporated by reference herein.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information to investors. This Annual Report on Form 10-K (this “Form 10-K”) includes forward-looking statements that reflect our current expectations and projections about our future results, performance and prospects. Forward-looking statements include all statements that are not historical in nature or are not current facts. We have tried to identify these forward-looking statements by using forward-looking words including “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could,” “will” or the negative of these terms or similar expressions.
These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results, performance and prospects to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include the risks, uncertainties, assumptions and other factors discussed under the headings “Item 1A. Risk Factors,” as well as “Item 1. Business”, “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 10-K, including the following factors:
•
regulation of and dependence upon the energy industry;

•
the cyclical nature of the energy industry;

•
market prices for fuel, oil and natural gas;

•
competitive conditions;

•
legislative or regulatory changes and potential liability under federal and state laws and regulations;

•
decreases in the rate at which oil or natural gas reserves are discovered or developed;

•
the impact of technological advances on the demand for our products and services;

•
delays of customers obtaining permits for their operations;

•
hazards and operational risks that may not be fully covered by insurance;

•
the write-off of a significant portion of intangible assets;

•
the need to obtain additional capital or financing, and the availability and/or cost of obtaining such capital or financing;

•
limitations that our organizational documents, debt instruments and U.S. federal income tax requirements may have on our financial flexibility, our ability to engage in strategic transactions or our ability to declare and pay cash dividends on our common stock;

•
our credit profile;

•
changes in supply and demand of equipment;

•
oilfield anti-indemnity provisions;

•
severe weather;

•
global or national health pandemics, epidemics or concerns, such as the recent COVID-19 outbreaks;

•
reliance on information technology resources and the inability to implement new technology;

•
increased labor costs or the unavailability of skilled workers;

•
the inability to successfully consummate acquisitions or inability to manage future growth; and

•
the inability to achieve some or all of the benefits of the spin-off.

In light of these risks and uncertainties, you are cautioned not to put undue reliance on any forward-looking statements in this Form 10-K. These statements should be considered only after carefully reading this entire Form 10-K. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Form 10-K not to occur.

PART I
ITEM 1.   BUSINESS
Except as otherwise indicated or unless the context otherwise requires, “KLX Energy Services,” “we,” “us” and “our” refer to KLX Energy Services Holdings, Inc. and its consolidated subsidiaries after giving effect to the spin-off, and “KLX” refers to KLX Inc., its predecessors and its consolidated subsidiaries, other than, for all periods following the spin-off, KLX Energy Services Holdings, Inc. and its consolidated subsidiaries. See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview — The Spin-Off.” Our fiscal year ends on January 31, as a result, the years ended January 31, 2020, 2019, 2018, 2017 and 2016 are referred to as “Fiscal 2019, Fiscal 2018, Fiscal 2017, Fiscal 2016 and Fiscal 2015,” respectively.
Our Company
We are a leading provider of completion, intervention and production services and products (our “product service lines” or “PSLs”) to the major onshore oil and gas producing regions of the United States. We offer a range of differentiated, complementary technical services and related tools and equipment in challenging environments that provide “mission critical” solutions for our customers throughout the life cycle of the well.
We serve many of the leading companies engaged in the exploration and development of North American onshore conventional and unconventional oil and natural gas reserves. Our customers are primarily independent major oil and gas companies. We actively support these customer operations from over 35 principal service facilities located in the key major shale basins. We operate in three segments on a geographic basis, including the Southwest Region (the Permian Basin and the Eagle Ford), the Rocky Mountains Region (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con Region (the Marcellus and Utica as well as the Mid-Continent STACK and SCOOP and Haynesville). Our revenues, operating profits and identifiable assets are primarily attributable to these three reportable geographic segments. However, while we manage our business based upon these regional groupings, our assets and our technical personnel are deployed on a dynamic basis across all of our service facilities to optimize utilization and profitability.
We work with our customers to provide engineered solutions across the entire lifecycle of the well, by streamlining operations, reducing non-productive time and developing cost effective solutions and customized tools for our customers’ most challenging service needs, which include technically complex unconventional wells requiring extended reach horizontal laterals with greater completion intensity per well. We believe long-term revenue growth opportunities will continue to be driven by increases in the number of new customers served and the breadth of services we offer to existing and prospective customers.
We offer a variety of targeted services that are differentiated by the technical competence and experience of our field service engineers and their deployment of a broad portfolio of specialized tools and equipment. Our innovative and adaptive approach to proprietary tool design has been employed by our in-house research and development (“R&D”) organization and, in selected instances, by our technology partners to develop tools covered by 20 patents and 18 U.S. and foreign pending patent applications. Our technology partners include manufacturing and engineering companies that produce tools, which we design and utilize in our service offerings.
We utilize contract manufacturers to produce our products, which, in many cases, our engineers have developed from input and requests from our customers and customer-facing managers, thereby maintaining the integrity of our intellectual property while avoiding manufacturing startup and maintenance costs. We have found that doing so leverages our technical strengths as well as those of our technology partners. These services and related products, or PSLs, are modest in cost to the customer relative to other well construction expenditures but have a high cost of failure and are, therefore, “mission critical” to our customers’ outcomes. We believe our customers have come to depend on our decades of combined field experience to execute on some of the most challenging problems they face. We believe we are well positioned as a company to service customers when they are drilling and completing complex wells and remediating older legacy wells.

KLX Energy Services was initially formed from the combination and integration of seven private oilfield service companies acquired over the 2013 through 2014 time period. Each of the acquired businesses was regional in nature and brought one or two specific service capabilities to KLX Energy Services. Once the acquisitions were completed, we undertook a comprehensive integration of these businesses, to align our services, our people and our assets across all the geographic regions where we maintain a presence. We established a matrix management organizational structure, where each regional manager has the resources to provide a complete suite of services, supported by technical experts in our primary service categories. In November 2018, we expanded our completion and intervention service offerings through the acquisition of Motley Services, LLC (“Motley”), a premier provider of large diameter coiled tubing services, further enhancing our completion tools business. We successfully completed the integration of the Motley business during Fiscal 2018. On March 15, 2019, the Company acquired Tecton Energy Services (“Tecton”), a leading provider of flowback, drill-out and production testing services, operating primarily in the greater Rocky Mountains. On March 19, 2019, the Company acquired Red Bone Services LLC (“Red Bone”), a premier provider of oilfield services primarily in the Mid-Continent, providing fishing, non-frac high pressure pumping, thru-tubing and certain other services. We successfully completed the integration of the Red Bone business during Fiscal 2019. We have endeavored to create a “next generation” oilfield services company in terms of management controls, processes and operating metrics and have driven these processes down through the operating management structure in every region, which we believe differentiates us from many of our competitors. This allows us to offer our customers in all of our geographic regions discrete, comprehensive and differentiated services that leverage both the technical expertise of our skilled engineers and our in-house R&D team.
Industry Overview
The oil and gas industry has historically been both cyclical and seasonal. Activity levels are driven primarily by drilling rig counts, technological advances, well completions and workover activity, the geological characteristics of the producing wells and their effect on the services required to commence and maintain production levels and our customers’ capital and operating budgets. All of these indicators are driven by commodity prices, which are affected by both domestic and global supply and demand factors. In particular, while U.S. natural gas prices are correlated with global oil price movements, they are also affected by local weather, transportation and consumption patterns.
Global supply and demand factors will continue to result in commodity price volatility, with substantially lower demand and prices for oilfield services in 2020. The long-term positive attributes of the onshore North American oil and gas industry are the following:
Increase in Onshore Unconventional Resources.   The development of new recovery technologies has been leading to a shift toward the drilling and development of onshore unconventional oil and natural gas resources, which requires more wells to be drilled and active maintenance to sustain production and maximize recoveries. We believe the increased production requirements of these unconventional resources, in the long-term, will support increasing service activity over time when the industry eventually rebalances its allocation of assets in the future to meet demand. However, with oil and gas prices at historic lows and the ongoing effects of the global COVID-19 outbreaks likely to result in a global recession, in the near-term, we expect fewer oil and gas wells to be drilled, fewer wells to be completed and a significant decrease in demand and prices for our services.
Numerous Technology Breakthroughs.   We believe technologically driven breakthroughs, including (i) continued drilling activity supported by unconventional resources, (ii) the expanding use of horizontal drilling techniques and (iii) longer lateral lengths and the increasing number of stages per well, have created a long-term trend of growing demand for top-level services and products to support these advanced drilling and completion activities, many of which take place in remote areas with harsh environments.
Increasing Complexity of Technology.   The increasing complexity of technology used in the oil and natural gas exploration and development process requires additional technicians on location during the drilling and completion operations. In particular, the increasing trend of pursuing horizontal and directional wells as opposed to vertical wells requires additional expertise on location.

Large U.S. Oil and Gas Reserves.   The United States is committed to a long-term goal of energy independence. Currently identified recoverable reserves of 344 billion barrels of shale oil and 2,829 trillion cubic feet of shale gas are contained within the United States, according to the EIA’s Annual Energy Outlook 2020 Assumptions report.
Demand for Natural Gas.   We believe that natural gas will be increasingly in demand over time because of its growing popularity as a cleaner burning fuel. The ongoing shift to the use of natural gas from coal-fired power plants and increased access to residential customers from new pipeline projects are expected to support increased demand for natural gas. In addition, the recent commencement of liquefied natural gas shipments from the United States to foreign markets is also expected to be a positive factor for natural gas production over time. Currently, however, there is a global oversupply of natural gas with natural gas prices at record lows, and as a result, in the near-term, we expect there to be substantially less drilling for and consumption of natural gas during 2020.
Continued Outsourcing of Ancillary Services.   Almost all exploration and production (“E&P”) companies outsource the services required by them to drill wells and maintain production. Drilling and completion activities require numerous services and products from time to time on an “as needed” basis. Although some of the services we provide have historically been handled in-house by drilling contractors, in many instances drilling contractors will elect to outsource these services because these services are ancillary to the primary activity of drilling and completing wells and represent only a minor portion of the total well drilling cost. Drilling contractors that outsource these services look for suppliers who have the expertise to provide increasingly more complex, high-quality and reliable services on a 24/7 basis.
Impact of Recent Industry Volatility.   In recent years, the oil and gas industry has experienced significant downturns. For example, the oilfield service industry experienced an abrupt deterioration in demand during the second half of 2019, which led to a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. These downturns placed unprecedented pressure on both our customers and competitors.
Oil prices declined sharply in March 2020 to levels as low as approximately $21 per barrel as a result of multiple factors affecting levels of supply and demand in global oil and gas markets, including the announcement of price reductions and production increases by OPEC members and other oil exporting nations. Oil and natural gas prices are expected to continue to be volatile as a result of the near term production increases and the ongoing COVID-19 outbreaks and as changes in oil and natural gas inventories, industry demand and global and national economic performance are reported.
Significant factors that are likely to affect commodity prices in current and future periods include, but are not limited to, the extent and duration of price reductions and increased production by OPEC members and other oil exporting nations, the effect of U.S. energy, monetary and trade policies, U.S. and global economic conditions, U.S. and global political and economic developments, including the outcome of the U.S. presidential election and resulting energy and environmental policies, the impact of the ongoing COVID-19 outbreaks and conditions in the U.S. oil and gas industry and the resulting demand and pricing for domestic land oilfield services. The reduction in oil prices and the ongoing effects of the global COVID-19 outbreaks will likely result in a global recession, with the possibility of numerous bankruptcies of E&P companies and oilfield services companies during 2020 and a significant decline in demand and prices for oilfield services during 2020. We have taken, and are continuing to take, steps to reduce costs, including reductions in capital expenditures, as well as other workforce rightsizing and ongoing cost initiatives.
Products and Services
We offer high value-added services and related tools and equipment supporting the completion, intervention and production activities of our customers in each of our geographic reporting segments. The principal services we offer to support our customers throughout the lifecycle of the well include completions, well intervention and production services and products.
Completions:   Our completions activities are focused on services that help our customers drill, complete and stimulate extended reach horizontal laterals and more technical wellbores (the physical conduit from surface into the hydrocarbon reservoir). We are highly experienced in safely servicing deep, high-pressure, high-temperature wells in some of the most active onshore basins in the United States and provide premium perforating services for both wireline and tubing-conveyed applications. We believe we offer best-in-class service execution at the wellsite and innovative downhole technologies, positioning us to benefit from our ability to service the most technically complex wells where the potential for increased operating leverage is high due to the large number of stages per well in addition to customer focus on execution rather than price. We provide plug-and-perf wireline operations, wireline logging services, frac stack services and equipment, accommodation services, coiled tubing, flowback and testing services, high pressure blow out prevention (“BOP”) equipment and downhole completions tools.
Our completions activities include a wide range of services:
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pressure control services;

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frac valve and flowback and testing services;

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wireline services (including pump down, logging, pipe recovery and slick line);

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well testing and nipple-up services;

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downhole completion tools, including:

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IPA toe sleeves;

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liner hangers;

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KLXE cementing bypass subs;

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composite plugs;

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proprietary dissolvable plugs;

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downhole extended-reach technology;

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HAVOK™ motor bearing assembly; and

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coiled tubing services.

We believe our HAVOK™ motor bearing system together with an extended reach tool utilized under a cooperative marketing agreement complements our large diameter coiled tubing product service line in servicing extreme extended reach laterals. The extended reach tool reduces the friction drag and extends the lateral reach of the tubing by delaying the onset of helical buckling and lockup. We have successfully run this extended reach tool on numerous wells above our own proprietary HAVOK downhole motor, which boasts the industry’s only all-polycrystalline diamond compact bearing design. These tools have proven to be a formidable combination, delivering superior results for our customers. Further, we are successfully leveraging our coiled tubing assets to pull through our non-frac high pressure pumping, wireline, thru-tubing and certain other services.
We partnered with an engineering firm to co-develop a magnesium alloy based line of dissolvable plugs. Our proprietary dissolvable plugs deliver all the benefits of a traditional frac plug, but without the need for bottom hole intervention for removal. Our dissolvable plugs have been deployed in over 600 wells for over 60 customers with superior results compared to competitive products. Our plugs dissolve quickly and reliably, resulting in faster time to production, are effective in a wide range of operating temperatures and salinity, including temperatures ranging from 80 to 275 degrees Fahrenheit, and do not require mill out, thus saving time and cost.
The KLXE flotation collar is the only casing flotation system on the market that introduces zero debris into the wellbore and requires no specialized plug sets to operate. It is used in extended, horizontal applications to reduce friction forces and better allow the efficient construction of extended laterals. The KLXE flotation collar is designed to be simple, consistent and highly reliable in extended, horizontal applications.
A portion of our completion services is delivered by our fleet of wireline trucks and associated tools which are configured to run pump down or plug-and-perf operations. Our R&D organization also enables our operations to support our customers with cutting edge pump down operations that include greaseless wireline, addressable gun systems and addressable release tools, to provide our customers with the highest quality pump down services. We also maintain a full line of radial cement bond tools, compensated neutron porosity tools and casing evaluation tools to provide well evaluation services to our clients. We also utilize greaseless line and quiet truck wireline technology to meet the environmental concerns of our customers in markets that require this technology.
While our company does not provide hydraulic fracturing (“frac”) services, we do provide equipment and services to support our customers’ hydraulic fracturing operations, including a number of proprietary tools that deliver both increased efficiency and safety. We offer a full line of valves and corresponding services to assist clients with their pressure control needs during fracturing operations. These valves are assembled in predetermined configurations based on customer preference and installed on the wellhead to control flow and pressure during fracturing operations. We own a large, young fleet of valves serving the North American onshore oil and gas market. We have enhanced our frac valve fleet line through the internal development of next generation technology, including our proprietary, patent pending frac relief valve (“FRV”). Introduced in 2016, the FRV was built and designed to replace older “pop-off” systems. When tied into a frac core (pumps), the FRV gives customers a safer and more reliable method for relieving surface pressure in the event of an unforeseen overpressure event. By doing this, we believe we minimize operational risk, as well as greatly reduce health, safety and environmental (“HSE”) concerns that are associated with fracturing operations.
Additional technologies that we currently deploy on behalf of our customers include our (i) patent pending floatation collar, which assists customers in getting completion (casing) to the bottom of extended reach wells when friction prevents getting casing to depth, (ii) proprietary IPA toe sleeve, which allows customers a consistent and reliable frac initiation sleeve at the toe of the completion, (iii) composite frac plug, a flow control device that is set in the wellbore at given intervals to divert fluid into the formation, and (iv) dissolvable plugs.
Wellbore Interventions:   Our intervention services consist of best-in-class technicians and equipment that are focused on providing customers engineered solutions to downhole complications. Intervention involves the application of specialized tools and procedures to retrieve lost equipment and remove other obstructions that either interfere with the completion of the well or are causing diminished production. The principal services we provide to remediate these complications include fishing, thru-tubing and pipe recovery. Given the unique geology and operating characteristics of each well, no two complications are the same, yet each complication our customers experience results in substantial disruption to their well operation and economics. As a result, resolution is “mission critical” to our customers and superior outcomes can support premium pricing. Those outcomes rely principally on the skill and experience of the technicians dedicated to resolving the issues and the availability of exactly the right tools for every eventuality. We believe we have one of the leading teams of intervention specialists in the industry, supported by a comprehensive portfolio of intervention tools and equipment. Each of our geographic regions is fully staffed with top technicians and fully equipped with a comprehensive range and quantity of equipment given the wellbore profiles for the region.
In November 2018, we acquired Motley, which is a premier provider of large diameter coiled tubing. During Fiscal 2019, we rolled out our coiled tubing product line to each of our business segments. As of January 31, 2020, we had a fleet of 12 large diameter coiled tubing spreads across our geographical regions. Over time, when the industry recovers, we believe that our investments in large diameter coil tubing spreads will allow us to increase our share of spend as the large diameter coil tubing pulls through asset light services such as flowback and testing services, thru-tubing and pressure control services, while leveraging our recently enhanced cost structure.
We support our intervention group with a portfolio of tools consisting of both patented and proprietary technologies. Recent innovations currently deployed in the field include our: (i) DXD Venturi Tool; (ii) HAVOK PDC Bearing Section; (iii) Hydraulic By-Pass Tool; and (iv) Drill Mate (Mechanical By-Pass Valve). These tools were designed to improve upon conventional technology used by our competitors:
DXD Venturi Tool — The patent pending DXD (Debris Extraction Device) is an internally developed downhole tool that assists customers in removing unwanted debris from the wellbore. Utilizing fluid dynamics, the tool consists of a jet section that accelerates fluid across a nozzle. This increase in fluid velocity creates a pressure drop inside the tool, which draws fluid through an inlet. As the fluid is drawn into the system through the inlet, it picks up unwanted debris in the fluid flow, which is then caught in a series of chambers installed below the tool. The chambers then carry the debris out of the hole when the system is brought back to surface.
HAVOK PDC Bearing Section — The patented HAVOK PDC is one of the most robust bearing packs on the market. With a total of five parts, this bearing pack has greatly reduced the operating cost of our thru-tubing motors and provides us with a significant differentiator in the thru-tubing market. We began deploying the bearing pack in early 2017 and have experienced excellent results with the tool.
Hydraulic By-Pass Tool — The patented hydraulic by-pass tool allows us to run our conventional motor assemblies and achieve substantially higher circulation rates without reducing the expected life of our conventional power section. The additional fluid being pumped and by-passed optimizes the downhole hydraulics for the operation and assists with proper debris removal.
Drill Mate (Mechanical By-Pass Valve) — The patented Drill Mate is a downhole tool that was developed to give customers a way to mechanically by-pass fluid during drill out or clean out operations. The tool is a two-piece system that opens and closes based upon the amount of weight being set on the mill or bit. During bottom milling with the tool, the tool is in the closed position, putting 100% of the flow through the motor BHA. As weight is removed from the mill or bit either by milling through the obstruction or picking up off bottom, the tool strokes open, thereby exposing by-pass ports that divert fluid through them. At this point, a customer can increase the amount of fluid being pumped through the BHA to assist in debris removal. This increase in fluid rate does not affect the life of the motor as the additional fluid is by-passed through the Drill Mate tool.
Production Solutions:   We also provide services to enhance and maintain oil and gas production throughout the productive lives of our customers’ wells. Our production services include maintenance related intervention services as well as the provision of specifically required products and equipment. As with our completion and intervention service offerings, we have developed a portfolio of proprietary tools that we believe differentiates our production solutions service offering. The principal services and equipment we provide across the production lifecycle of the well include (i) production BOPs, (ii) the provision of mechanical wireline services, (iii) slick line services, (iv) hydro-testing, (v) premium tubulars and (vi) other specialized production tools.
We believe our proprietary production tool portfolio creates a distinct competitive advantage for us in selling all of our production services. Key downhole production tools we have developed and that have been deployed with strong customer adoption include:
Punch Ram Tool — The punch ram tool gives customers the ability to safely and repeatedly release trapped pressure inside production tubulars during pulling operations. The alternative is to “hot-tap” the tubing, which is a high-risk operation that most operators are not willing to employ.
Frac Protect Rod Hang Off Tool — This tool is developed to give customers the ability to “hang off” a rod string rather than tripping it out of the hole and laying it down. The associated costs of tripping rods out of the hole coupled with the damage of laying them down and picking the string back up make this tool an excellent alternative option for customers. The hang off tool allows an operator to easily hang the rod string in the wellhead and still gives them the ability to tie into the tubing if need be to monitor pressure or pump fluid.
Customers and Marketing
Substantially all of our customers are engaged in the energy industry. Most of our sales are to regional, independent and major oil and gas companies, and these sales have resulted in a diversified and geographically balanced portfolio of more than 800 customers within North America. Revenues from our five largest customers collectively represented approximately 29% of our revenues for the year ended January 31, 2020. No single customer accounted for more than 10% of our revenues in Fiscal 2019.
Our sales activities are conducted through a network of sales representatives and business development personnel, which provide coverage on a product line and geographical basis. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning.

Customers are identified as targets based on their drilling and completion activity, geographic location and economic viability. Direction of the sales team is conducted through weekly meetings and daily communication. Our marketing activities are performed internally. Our strategy is based on building a strong North American brand though multiple media outlets including our website, select social media accounts, print, billboard advertisements, press releases and various industry-specific conferences, publications and lectures. We have a technical sales organization with expertise and focus within their specific service line. Our strategy is to sell our services and market our excellence through brand service quality, technology and metrics of success. We accomplish this through communication across sales and operations departments and regions to share best practices and leverage existing customer relationships.
Competition
We provide services and products and compete in a variety of distinct sub-segments with a number of competitors. Our primary competitors are regional companies, which provide a more limited range of services and equipment and often have more limited financial resources to support their operations. With respect to certain of our services, we also compete with major, multinational companies, including Schlumberger, Halliburton and Baker Hughes. Competition is based on a number of factors, including performance, safety, quality, reliability, service, price, response time and, increasingly, breadth of services and products. We maintain both regional and product/services specialist sales teams. Although sales employees tend to be based locally in regions and field locations, we have established a corporate sales team to coordinate sales and marketing efforts with our key accounts. As of January 31, 2020, we had 73 corporate and regional sales representatives with an average of over 10 years of experience. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. We seek to differentiate our company from our competitors by delivering a broad range of non-frac services with the highest-quality equipment and highly competent personnel, which enables us to deliver superior execution and operating efficiency in a safe working environment. By focusing on cultivating our existing customer relationships and maintaining our high standard of customer service, technology, safety, performance and quality of crews, equipment and services, we believe we are equipped to effectively compete and succeed in a competitive market.
Suppliers and Procurement
We purchase a wide variety of materials, components and partially completed and finished products from manufacturers and suppliers for our use. We are not dependent on any single source of supply for those parts, supplies, materials or equipment. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to make alternative arrangements. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.
Customer Service
We are highly differentiated in each of the geographic markets that we serve with our services and associated product offerings. This is achieved by providing targeted, complementary services and related products and being responsive to our customers with both quality, as measured by the industry-standard NPT, and timely responses to any request. The key elements include:
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24-hours a day, seven days a week operations;

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recognized industry leading technicians in our principal service and product lines;

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responsiveness to our customers’ requirements for ready-to-deploy API certified equipment and a “can do” philosophy;

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technical interface with customers via product line management personnel; and

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client intimacy.

Technology and Intellectual Property
Our engineering and technology efforts are focused on providing efficient and cost-effective solutions to maximize production for our customers across major North American onshore basins. We have dedicated resources focused on the internal development of new technology and equipment, as well as resources focused on sourcing and commercializing new technologies through strategic relationships. Our sales and earnings are influenced by our ability to successfully introduce new or improved products and services to the market.
Although in the aggregate our patents and licenses are important to us, we do not regard any single patent, license or strategic relationship as critical or essential to our business as a whole. In general, we depend on our technological capabilities, customer service oriented culture and application of our know-how to distinguish ourselves from our competitors, rather than our right to exclude others through patents or exclusive licenses. We also consider the quality and timely delivery of our products, the service we provide to our customers, and the technical knowledge and skill of our personnel to be more important than our registered intellectual property in our ability to compete.
We believe we have become a “go-to” service provider for piloting certain new technologies across North America because of our service quality, execution at the wellsite and scale. These strategic relationships provide us and our customers with access to unique technology from independent innovators. This also allows us to minimize exposure to potential technology adoption risks and the significant costs associated with developing and implementing R&D internally. Our internal resources are focused on evolving our existing proprietary tools to stay on trend and ensure quicker, lower completion and production costs for our customers.
Risk Management and Insurance
The provision of technical services or use of certain of our tools and equipment in connection therewith could involve operational risk and thereby expose us to liabilities. An accident involving our services or equipment, or the failure of a product, could result in personal injury, loss of life and damage to property, equipment or the environment. Damages from a catastrophic occurrence, such as a fire or explosion, could result in substantial claims for damages. We generally attempt to negotiate the terms of our MSAs consistent with industry practice. In general, we attempt to take responsibility for our own personnel and property, while our customers, such as the E&P companies and well operators, take responsibility for their own personnel, property and all liabilities arising from well and subsurface operations.
In addition, claims for loss of oil and gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims. Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents, which may result in spills, property damage and personal injury.
Oilfield services companies, despite efforts to maintain high safety standards, from time to time, have suffered accidents. Our business is subject to the same risks and, as a result, there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.
We maintain a risk management program that covers operating hazards, including products and completed operations, property damage and personal injury claims as well as certain limited environmental claims. Our risk management program includes primary, umbrella and excess umbrella liability policies in excess of $75 million per occurrence, including sudden and accidental pollution claims. We believe that our insurance is sufficient to cover property and casualty liability claims.

We endeavor to allocate potential liabilities and risks between the parties in our MSAs. We retain the risk for any liability not indemnified by our customers and in excess of our insurance coverage. These MSAs delineate our and our customers’ respective warranty and indemnification obligations with respect to the services we provide. We endeavor to negotiate MSAs with our customers that provide, among other things, that we and our customers assume (without regard to fault) liability for damages to our respective personnel and property. For catastrophic losses, we endeavor to negotiate MSAs that include industry-standard carve-outs from the knock-for-knock indemnities. Additionally, our MSAs often provide carve-outs to the “without regard to fault” concept that would permit, for example, us to be held responsible for events of catastrophic loss only if they arise as a result of our gross negligence or willful misconduct. Our MSAs typically provide for industry-standard pollution indemnities, pursuant to which we assume liability for surface pollution associated with our equipment and originating above the surface (without regard to fault), and our customer assumes (without regard to fault) liability arising from all other pollution, including, without limitation, underground pollution and pollution emanating from the wellbore as a result of an explosion, fire or blowout. The summary of MSAs set forth above is a summary of the material terms of the typical MSA that we have in place and does not reflect every MSA that we have entered into or may enter into in the future, some of which may contain indemnity structures and risk allocations between our customers and us that are different than those described here.
Information Technology
During the fourth quarter of Fiscal 2018 and the second quarter of Fiscal 2019, we successfully completed the integration of the Motley and Red Bone businesses, respectively, onto our company-wide financial accounting platform, which utilizes a Microsoft-based enterprise resource planning (“ERP”) system together with industry leading asset management software “TrakQuip”. These IT systems provide us with a scalable integrated platform that facilitates highly efficient operations, consolidated invoicing and optimal equipment utilization on both a site and segment basis. Our operating strategy is based upon balancing high asset and personnel utilization levels with consistently superior customer service. As such, our IT systems are integral to effectively managing our business.
Government Regulation and Environmental, Health and Safety Matters
Our operations are subject to extensive and changing federal, state and local laws and regulations establishing health, safety and environmental quality standards, including those governing discharges of pollutants into the air and water and the management and disposal of hazardous substances and wastes. We may be subject to liabilities or penalties for violations of those regulations. We are also subject to laws and regulations, such as the Federal Superfund Law and similar state statutes, governing remediation of contamination, which could occur or might have occurred at facilities that we own or operate, or which we formerly owned or operated, or to which we send or have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently compliant, in all material respects, with applicable environmental laws and regulations. However, we could become subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability relating to our facilities or operations.
The following is a summary of some of the existing laws, rules and regulations to which we are subject.
Hazardous substances and waste handling
The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the guidance issued by the Environmental Protection Agency (the “EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the disposal of hazardous and non-hazardous wastes in compliance with RCRA and analogous state laws. RCRA currently exempts many E&P wastes from classification as hazardous waste. Specifically, RCRA excludes from the definition of hazardous waste produced waters and other wastes intrinsically associated with the exploration, development, or production of crude oil and natural gas. However, these oil and gas E&P wastes may still be regulated under state solid waste laws and regulations, and it is possible that certain oil and natural gas E&P wastes now classified as non-hazardous could be classified as hazardous waste in the future. For example, in December 2016, the EPA and environmental groups entered into a consent decree to address EPA’s alleged failure to timely assess its RCRA Subtitle D criteria regulations exempting certain E&P related oil and gas wastes from regulation as hazardous wastes under RCRA. The consent decree required the EPA to propose a rulemaking no later than March 15, 2019 for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or to sign a determination that revision of the regulations is not necessary. The EPA concluded in 2019 that it does not need to regulate E&P waste, concluding that states are adequately regulating E&P waste under the Subtitle D provisions of RCRA. Stricter regulation of wastes generated during our or our customers’ operations could result in increased costs for our operations or the operations of its customers, which could in turn reduce demand for our services and adversely affect our business.
Comprehensive Environmental Response, Compensation, and Liability Act
The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who transported or disposed or arranged for the transport or disposal of a hazardous substance released at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, and for damages to natural resources and for the costs of certain health studies. We currently own, lease, or operate numerous properties that have been used for manufacturing and other operations for many years. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.
Worker health and safety
We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act (“OSHA”) establishing requirements to protect the health and safety of workers. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes requires maintenance of information about hazardous materials used or produced in operations and provision of this information to employees, state and local government authorities and citizens. The Federal Motor Carrier Safety Administration regulates and provides safety oversight of commercial motor vehicles, the EPA establishes requirements to protect human health and the environment, the federal Bureau of Alcohol, Tobacco, Firearms and Explosives establishes requirements for the safe use and storage of explosives, and the federal Nuclear Regulatory Commission establishes requirements for the protection against ionizing radiation. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with these laws and regulations.
Transportation safety and compliance
Operating a fleet of over 1,000 vehicles, we are subject to a number of federal and state laws and regulations, including the Federal Motor Carrier Safety Regulations and Hazardous Material Regulations for Interstate travel, and comparable state regulations for Intrastate travel. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to the safe operation of commercial motor vehicles.
Water discharges
The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters, including jurisdictional wetlands, is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. In September 2015, a new EPA and U.S. Army Corps of Engineers (the “Corps”) rule defining the scope of federal jurisdiction over wetlands and other waters became effective (the “Clean Water Rule”). The Clean Water Rule was previously stayed nationwide to determine whether federal district or appellate courts had jurisdiction to hear cases challenging the rule. In October 2019, the EPA and the Corps issued a final rule to repeal the Clean Water Rule (the “Repeal Rule”). With the 2019 Repeal Rule, the agencies report that they will implement prior rules and guidance implemented in 1986 nationwide. Following effectiveness of the Repeal Rule in December 2019, the Clean Water Rule is no longer in effect in any state. Legal challenges to the Repeal Rule have been filed in federal court, and the Repeal Rule could be stayed, remanded or repealed. In January 2020, the EPA and the Corps finalized a rule that would revise the definition of “waters of the United States” and replace both the 1986 rule and the Clean Water Rule (the “2020 Rule”). According to the agencies, the 2020 Rule would increase predictability and consistency under the Clean Water Act by clarifying the scope of waters regulated under the Clean Water Act. The 2020 Rule is subject to several pending legal challenges. The 2020 Rule is intended to narrow the definition of “waters of the United States,” but the potential timing of implementation in light of the pending legal challenge and the eventual effect of the 2020 Rule is unclear. The process for obtaining permits has the potential to delay our operations and those of our customers. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.
Air emissions
The federal Clean Air Act (“CAA”), and comparable state laws, regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources. These regulations change frequently. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. For example, in May 2016, the EPA finalized rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements. In addition, in October 2015, the EPA lowered the National Ambient Air Quality Standard (“NAAQS”) for ozone from 75 to 70 parts per billion and completed attainment/non-attainment designations in July 2018. State implementation of the revised NAAQS could result in stricter permitting requirements, which in turn could delay or impair our or our customers’ ability to obtain air emission permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Federal and state regulatory agencies can impose administrative, civil and criminal penalties, as well as injunctive relief, for non-compliance with air permits or other requirements of the CAA and associated state laws and regulations.
Climate change
The EPA has determined that emissions of greenhouse gases, including carbon dioxide and methane, present a danger to public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth’s atmosphere and other climatic changes. The EPA has established greenhouse gas emission reporting requirements for sources in the oil and gas sector, and has also promulgated rules requiring certain large stationary sources of greenhouse gases to obtain preconstruction permits under the CAA and follow “best available control technology” requirements. Although we are not likely to become subject to greenhouse gas emissions permitting and best available control technology requirements because none of our facilities are presently major sources of greenhouse gas emissions, such requirements could become applicable to our customers and could have an adverse effect on their costs of operations or financial performance, thereby adversely affecting our business, financial condition and results of operations. Also, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of greenhouse gases and many states already have established regional greenhouse gas “cap-and-trade” programs. The adoption of any legislation or regulation that restricts emissions of greenhouse gases from the equipment and operations of our customers or with respect to the oil and natural gas they produce could adversely affect demand for our products and services. Finally, some scientists have concluded that increasing concentrations of greenhouse gases in the Earth’s atmosphere may produce climate changes that could have significant physical effects, such as increased frequency and severity of storms, droughts, and floods and other climatic events; if such effects were to occur, they could have an adverse impact on our operations.
Hydraulic fracturing
Our businesses are dependent on our customers’ hydraulic fracturing and horizontal drilling activities. Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations, including shales. The process, which involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production, is typically regulated by state oil and natural gas commissions. However, federal agencies have asserted regulatory authority over certain aspects of the process. For example, the EPA has asserted federal regulatory authority pursuant to the federal Safe Drinking Water Act over certain hydraulic fracturing activities involving the use of diesel fuels and published permitting guidance in February 2014 addressing the performance of such activities using diesel fuels. In 2016, the EPA issued final regulations under the CAA establishing performance standards, including standards for the capture of methane emissions released during hydraulic fracturing. In June 2017, the EPA proposed to stay the requirements for a period of two years and revisit implementation of the 2016 methane standards in their entirety. In September 2018, the EPA proposed amendments to relax or rescind certain of the 2016 standards. Various industry and environmental groups have separately challenged both the methane requirements and the EPA’s attempts to delay implementation of the rule. In August 2019, the EPA issued additional proposed amendments that would rescind requirements related to the regulation of methane emissions from the oil and gas industry. Neither of the proposed rulemakings has been finalized, and implementation remains uncertain. The Bureau of Land Management (the “BLM”) previously finalized similar limitations on methane emissions from venting and flaring and leaking equipment from oil and natural gas activities on public lands, but in September 2018, the BLM issued a rule that rescinds or relaxes certain of these limitations. California and New Mexico have challenged the rule in ongoing litigation. As a result, future implementation of both the EPA and BLM methane rules is uncertain at this time. However, given the long-term trend towards increasing regulation, future federal regulation of methane and other greenhouse gas emissions from the oil and gas industry remain a possibility.
The EPA has also issued effluent limitation guidelines that prohibit the discharge of wastewater from hydraulic fracturing operations to publicly-owned wastewater treatment plants. In addition, the BLM had previously issued final rules in March 2015 imposing stringent standards for performing hydraulic fracturing on federal and Native American lands; however, the agency finalized a separate rulemaking in December 2017 repealing its hydraulic fracturing rules. Several states and environmental groups have challenged the repeal in federal court. It is unclear how any additional federal regulation of hydraulic fracturing activities may affect our operations, but additional regulatory burdens on our customers could ultimately result in decreased demand for our services.
Various studies analyzing the potential environmental impacts of hydraulic fracturing have also been performed. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources “under some circumstances,” noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. As described elsewhere in this Annual Report, these risks are regulated under various state, federal, and local laws.
Some states, counties and municipalities have enacted or are considering moratoria on hydraulic fracturing. For example, New York has banned the use of high volume hydraulic fracturing. Alternatively, some municipalities are or have considered zoning and other ordinances, the conditions of which could impose a de facto ban on drilling and/or hydraulic fracturing operations. Further, some states, counties and municipalities are closely examining water use issues, such as permit and disposal options for processed water, which could have a material adverse impact on our financial condition, prospects and results of operations if such additional permitting requirements are imposed upon our industry. If new laws or regulations that significantly restrict hydraulic fracturing are adopted, such laws could reduce our business by making it more difficult or costly for their customers to perform fracturing to stimulate production from tight formations. In addition, if hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, the business and operations of our customers could be subject to additional permitting requirements, and also to attendant permitting delays, increased operating and compliance costs and process prohibitions, which could have an adverse effect on our business, financial condition and results of operations.
Employees
As of January 31, 2020, we had approximately 1,370 employees. Approximately 85% of our employees are engaged in operations, quality and purchasing, 5% in sales and marketing and 10% in finance, human resources, IT and general administration. Our employees are not unionized, and we consider our employee relations to be good.
Available Information
Our filings with the SEC, including this Form 10-K, our Quarterly Reports on Form 10-Q, our Proxy Statement, Current Reports on Form 8-K and amendments to any of those reports are available free of charge on our website, http://www.klxenergy.com, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. These reports may also be obtained on the SEC’s website at www.sec.gov that contains reports, proxy statements, information statements, and other information regarding SEC registrants, including KLX Energy Services Holdings, Inc. Information included in or connected to our website is not incorporated by reference in this annual report.

ITEM 1A.   RISK FACTORS
You should carefully consider each of the following risks and uncertainties, which we believe are the principal risks that we face and of which we are currently aware, and all of the other information in this Form 10-K. Some of the risks and uncertainties described below relate to our business, while others relate to the spin-off. Other risks relate principally to the securities markets and ownership of our common stock.
If any of the following events actually occur, our business, financial condition or financial results could be materially adversely affected, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties that we do not presently know about or currently believe are not material may also adversely affect our business and operations.
Risks Relating to Our Business
We serve customers who are involved in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical, is currently experiencing a significant downturn and has experienced additional significant downturns in recent years, which are currently significantly affecting, and have in recent years significantly affected, the performance of our business. Additional adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations.
Our revenues are primarily generated from customers who are engaged in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical and subject to sudden and significant volatility, and we depend on our customers’ willingness to make capital and operating expenditures to explore for, develop and produce oil and natural gas in the United States. Additionally, developments that adversely affect oil and natural gas drilling and production services could reduce our customers’ willingness to make such expenditures and materially reduce our customers’ demand for our services and associated product offerings, resulting in a material adverse effect on our business, financial condition and results of operations.
The predominant factor that would reduce demand for our services and associated product offerings would be a reduction in land-based drilling activity in the continental United States.
In recent years, the oil and gas industry has experienced significant downturns. For example, the oilfield service industry experienced an abrupt deterioration in demand during the second half of 2019, which led to a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. These downturns placed unprecedented pressure on both our customers and competitors.
Oil prices declined sharply in March 2020 to levels as low as approximately $21 per barrel as a result of multiple factors affecting levels of supply and demand in global oil and gas markets, including the announcement of price reductions and production increases by OPEC members and other oil exporting nations. Oil and natural gas prices are expected to continue to be volatile as a result of the near term production increases and the ongoing COVID-19 outbreaks and as changes in oil and natural gas inventories, industry demand and national and economic performance are reported, and we cannot predict when prices will improve and stabilize.
Worldwide political, economic and military events as well as natural disasters and global or national health pandemics, epidemics or concerns and other factors beyond our control contribute to oil and natural gas price levels and volatility and are likely to continue to do so in the future. Current levels in the price of natural gas, oil or natural gas liquids, as well as ongoing volatility, have had an adverse impact on the level of drilling and E&P activity, which could materially and adversely affect the demand for our services and the rates we are able to charge for our services. We negotiate the rates payable under our contracts based on prevailing market rates, and the rates we are able to charge will fluctuate with market conditions. Furthermore, future higher commodity prices may not necessarily translate into increased drilling activity because our customers’ expectations of future prices also influence their activity. Lower industry demand for oilfield services may persist for a significant period, which would materially adversely affect the rates that we are able to charge and the demand for our services. Additionally, we may incur costs and have downtime any time our customers’ activities are refocused towards different drilling regions.

Significant factors that are likely to affect commodity prices in current and future periods include, but are not limited to, the extent and duration of price reductions and increased production by OPEC members and other oil exporting nations, the effect of U.S. energy, monetary and trade policies, U.S. and global economic conditions, U.S. and global political and economic developments, including the outcome of the U.S. presidential election and resulting energy and environmental policies, the impact of the ongoing COVID-19 outbreaks and conditions in the U.S. oil and gas industry and the resulting demand for domestic land oilfield services. The reduction in oil prices and the ongoing effects of the global COVID-19 outbreaks will likely result in a global recession, with the possibility of numerous bankruptcies of E&P companies and oilfield services companies during 2020 and a significant decline in demand and prices for oilfield services during 2020. We have taken, and are continuing to take, steps to reduce costs, including reductions in capital expenditures, as well as other workforce rightsizing and ongoing cost initiatives.
Another factor that would reduce the level of drilling and production activity is increased government regulation of that activity. Our customers’ drilling and production operations are subject to extensive federal, state, local and foreign laws and government regulations concerning: emissions of pollutants and greenhouse gases; hydraulic fracturing; the handling of oil and natural gas and byproducts thereof and other materials and substances used in connection with oil and natural gas operations, including drilling fluids and wastewater; well spacing; production limitations; plugging and abandonment of wells; unitization and pooling of properties; and taxation. More stringent legislation or regulation (including public pressure on governmental bodies and regulatory agencies to regulate the oil and natural gas industry), a moratorium on drilling or hydraulic fracturing, or increased taxation of oil and natural gas drilling activity could directly curtail such activity or increase the cost of drilling, resulting in reduced levels of drilling activity and therefore reduced demand for our services and associated product offerings.
Spending by E&P companies can also be impacted by conditions in the capital markets. Limitations on the availability of capital, or higher costs of capital, for financing expenditures may cause E&P companies to make additional reductions to capital budgets in the future. Cuts in capital spending would likely curtail drilling and completion programs as well as discretionary spending on well construction services, which may result in a reduction in the demand for our services, the rates we can charge and the utilization of our services. Moreover, reduced discovery rates of new oil and natural gas reserves, or a decrease in the development rate of reserves in our market areas, whether due to increased governmental regulation, including with respect to environmental matters, limitations on exploration and drilling activity or other factors, could also have an impact on our business, even in a stronger oil and natural gas price environment. An adverse development in any of these areas could have an adverse impact on our customers’ operations or financial condition, which could in turn result in reduced demand for our services and associated product offerings.
We depend on our customers’ willingness to undertake drilling and completion spending.
Other factors over which we have no control that could affect our customers’ willingness to undertake drilling and completion spending activities include:
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the level of prices, and expectations about prices, for oil and natural gas;

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domestic and foreign supply of and demand for oil and natural gas;

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the level of domestic and global oil and natural gas production;

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the availability, pricing and perceived safety of pipeline, trucking, train storage and other transportation capacity;

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the supply of and demand for oilfield services and equipment;

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lead times associated with acquiring equipment and availability of qualified personnel;

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the cost of exploring for, developing, producing and delivering oil and natural gas;

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the expected rates of decline in production from existing and prospective wells;

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the discovery rates of new oil and natural gas reserves;

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federal, state and local regulation of hydraulic fracturing and other oilfield service activities, as well as E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

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adverse weather conditions, including rain, tropical storms, hurricanes and severe cold weather, that can affect oil and natural gas operations over a wide area;

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oil refining capacity;

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merger and divestiture activity among oil and gas producers;

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the availability of water resources and suitable proppants in sufficient quantities and on acceptable terms for use in hydraulic fracturing operations;

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the availability, capacity and cost of disposal and recycling services for used hydraulic fracturing fluids;

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the political environment in oil and natural gas producing regions, including uncertainty or instability resulting from civil disorder, terrorism or war;

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worldwide political, military and economic conditions;

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global or national health pandemics, epidemics or concerns, such as the recent COVID-19 outbreaks, which have reduced and may further reduce demand for oil and natural gas and related products due to reduced global or national economic activity;

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actions of the Organization of the Petroleum Exporting Countries, its members and other state controlled oil companies relating to oil and natural gas price and production levels, including announcements of potential changes to such levels;

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advances in exploration, development and production technologies or in technologies affecting energy consumption;

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activities by non-governmental organizations to restrict the exploration, development and production of oil and natural gas; and

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the price and availability of alternative fuels and energy sources.

Conservation measures and technological advances could reduce demand for oil and natural gas.
Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. We cannot predict the impact of the changing demand for oil and natural gas services, and any major changes may have a material adverse effect on our business, financial condition and results of operations.
Our business involves many hazards and operational risks.
Conditions inherent in the oil and natural gas industry can cause personal injury or loss of life, disruption or suspension in operations, damage to geological formations, damage to facilities, substantial revenue loss, business interruption and damage to, or destruction of, property, equipment and the environment. Our operations are subject to many hazards and risks, including the following:
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equipment defects;

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accidents resulting in serious bodily injury and the loss of life or property;

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damaged or lost equipment;

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liabilities from accidents or damage by our operators or equipment;

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pollution and other damage to the environment;

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well blowouts and the uncontrolled flow of natural gas, oil or other well fluids into or through the environment, including onto or into the ground or into the atmosphere, groundwater, surface water or an underground formation;

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fires, explosions and cratering;

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mechanical or technological failures;

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loss of well control;

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spillage handling and disposing of materials;

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collapse of the boreholes;

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adverse weather conditions; and

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failure of our employees to comply with our internal environmental, health and safety guidelines.

If any of these hazards materialize, they could result in the suspension of operations, termination of contracts without compensation, damage to or destruction of our equipment and the property of others, or injury or death to our personnel or third-parties and could expose us to substantial liability or losses. Although we customarily include a waiver of consequential damages in our customer contracts, defects or other performance problems in the services that we offer or products we offer could result in our customers seeking to invalidate such waiver and seek damages from us for losses associated with these defects or other performance problems. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. Our customers may elect not to purchase our services if they view our safety record as unacceptable or otherwise experience material defects in our products or performance problems, which could cause us to lose customers and substantial revenue, and any litigation or claims, even if fully indemnified or insured, could negatively affect our reputation with our customers and the public and make it more difficult for us to compete effectively or obtain adequate insurance in the future. In addition, these risks may be greater for us upon the acquisition of another company that has not allocated significant resources and management focus to safety and has a poor safety record.
We maintain what we believe is customary and reasonable insurance to protect our business against most potential losses, but such insurance may not be adequate to cover our liabilities, especially as the inherent risks in our operations increase with increasing well complexity, and we are not fully insured against all risks inherent in our business. For example, although we are insured for environmental pollution resulting from certain environmental accidents that occur on a sudden and accidental basis, we may not be insured against all environmental accidents or events that might occur, some of which may result in toxic tort claims. If a significant accident or event occurs for which we are not adequately insured, it could adversely affect our financial condition and results of operations. Furthermore, we may not be able to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies may substantially increase. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage.
Our insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The current trend in the insurance industry is towards larger deductibles and self-insured retentions. In addition, insurance may not be available in the future at rates that we consider reasonable and commercially justifiable, compelling us to have larger deductibles or self-insured retentions to effectively manage expenses. As a result, we could become subject to material uninsured liabilities or situations where we have high deductibles or self-insured retentions that expose us to liabilities that could have a material adverse effect on our business, financial condition and results of operations.
In recent years, oilfield services companies have been the subject of a significant volume of wage and hour-related litigation, including claims brought under the Federal Labor Standards Act, in which employee pay practices have been challenged. We have been named as defendants in these lawsuits, and we do not maintain insurance for alleged wage and hour-related litigation. Some of these cases remain outstanding and are in various stages of negotiation and/or litigation. The frequency and significance of wage- or other employment-related claims may affect expenses, costs and relationships with employees and regulators. Additionally, we could become subject to material uninsured liabilities that could have a material adverse effect on our business, financial condition and results of operations.
Increased labor costs or the unavailability of skilled workers could hurt our business, financial condition and results of operations.
We are dependent upon a pool of available skilled employees to operate and maintain our business. We compete with other oilfield services businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for us to attract and retain personnel and could require us to enhance our wage and benefits packages thereby increasing our operating costs.
Although our employees are not covered by a collective bargaining agreement, union organizational efforts could occur and, if successful, could increase our labor costs. A significant increase in the wages paid by competing employers or the unionization of groups of our employees could result in increases in the wage rates that we must pay. Likewise, laws and regulations to which we are subject, such as the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions, can increase our labor costs or subject us to liabilities to our employees. Our operations are also exposed to risks of claims for alleged employment-related liabilities, including risks of claims related to alleged wrongful termination or discrimination, wage payment practices, retaliation claims and other human resource related matters. We cannot assure you that labor costs will not increase. Increases in our labor costs or unavailability of skilled workers could impair our capacity, diminish our profitability and have a material adverse effect on our business, financial condition and results of operations.
We may be unable to retain personnel who are key to our operations.
Our success, among other things, is dependent on our ability to attract, develop and retain highly qualified senior management and other key personnel. Competition for key personnel is intense, and our ability to attract and retain key personnel is dependent on a number of factors, including prevailing market conditions and compensation packages offered by companies competing for the same talent. The inability to hire, develop and retain these key employees may adversely affect our business, financial condition and results of operations.
We have operated at a loss, and there is no assurance of our profitability in the future.
We have experienced periods of low demand for our services and have incurred operating losses. As discussed above, current commodity prices and the effects of the COVID-19 outbreaks are likely to result in a global recession with the potential for numerous E&P and oilfield services company bankruptcies and a significant decline in demand and prices for our services in 2020. See “— We serve customers who are involved in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical, is currently experiencing a significant downturn and has experienced additional significant downturns in recent years, which are currently significantly affecting, and have in recent years significantly affected, the performance of our business. Additional adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations.” We may not be able to reduce our costs or increase our revenues sufficiently to achieve profitability and generate positive operating income. We may incur further operating losses and experience negative operating cash flow, which may be significant. We cannot predict the ultimate magnitude or duration of the severe decline in oil and gas prices and the ongoing COVID-19 outbreaks or when our business may no longer be adversely affected.
Our business may be adversely affected by a deterioration in general economic conditions or a weakening of the broader energy industry.
The reduction in oil prices to current levels and the ongoing effects of the global COVID-19 outbreaks will likely result in a global recession, with the possibility of numerous bankruptcies of E&P companies and oilfield services companies during 2020 and a significant decline in demand and prices for oilfield services during 2020. The risks associated with our business are more acute during periods of economic slowdown or recession because such periods may be accompanied by decreased spending by our customers. A prolonged period of economic slowdown and/or recession in the United States, particularly if coupled with a prolonged slowdown in the E&P industry, would materially and adversely impact our business, financial condition and results of operations.
The oil and gas industry has historically been both cyclical and seasonal. Activity levels historically have been driven primarily by E&P company capital spending, well completions and workover activity, the geological characteristics of the producing wells and their effect on the services required to commence and maintain production levels, and our customers’ capital and operating budgets. All of these indicators are generally driven by commodity prices, which are affected by both domestic and global supply and demand factors. In particular, while U.S. oil and natural gas prices are correlated with global oil price movements, they are also affected by local market weather and consumption patterns.
Over the past several years, and particularly during the latter half of 2019, an increasing number of E&P companies increased their focus on generating free cash flow; as a result, if oil prices drop or spending for activities exceeds budgeted amounts earlier in their fiscal years, many E&P companies will sharply curtail spending, which negatively impacts demand for our services. This practice has been commonly referred to as “budget exhaustion” in the industry. The lack of notice of budget exhaustion negatively impacts our hiring practices and operating efficiencies. As an example, revenues and operating earnings in the first half of Fiscal 2019 were $310.7 million and $13.4 million, respectively, as compared to revenues and operating loss (exclusive of $47.0 million of intangible asset impairment charges) in the second half of Fiscal 2019 of $233.3 million and $(42.1) million, respectively.
We may need to obtain additional capital or financing to fund expansion of our asset base, which could increase our financial leverage, or we may not be able to finance our capital needs.
Prior to the spin-off, we were a segment of KLX, who funded our capital expenditures. In order to expand our asset base, we may need to make significant capital expenditures. If we do not make sufficient or effective capital expenditures, we will be unable to organically expand our business operations.
We intend to fund our future capital expenditures primarily with cash flows from operating activities and existing cash balances. To the extent our cash and cash flows from operating activities are not sufficient, we could borrow under our $100.0 million senior secured asset-based lending facility (the “ABL Facility”). Availability under the ABL Facility is determined primarily by a borrowing base formula calculated based on a percentage of our accounts receivable and inventory ($60.0 million as of January 31, 2020). The amount of availability under our ABL Facility will be reduced by the greater of $10.0 million or 15% of the borrowing base during any period for which our fixed charge coverage ratio is not at least 1:1 for the trailing four quarters for which financial statements have been delivered. While our fixed charge coverage ratio exceeded 1:1 for the trailing four quarters ended January 31, 2020, to the extent our Consolidated EBITDA for future quarters declines as compared to the same period in the prior year, such as due to declining revenues from the current ongoing macro-economic factors, our fixed charge coverage ratio for the trailing four quarter period may fall below 1:1, in which case, the amount of availability under the ABL Facility would be reduced by the greater of $10.0 million or 15% of the borrowing base until we regain compliance with the 1:1 fixed charge coverage ratio as measured upon the delivery of our quarterly or annual financial statements. If our cash, cash flows from operating activities and borrowings under the ABL Facility are not sufficient to fund our capital expenditures, we would be required to fund these expenditures through the incurrence of additional debt or the issuance of debt or equity securities or pursue alternative financing plans, such as refinancing or restructuring future debt, selling assets or reducing or delaying acquisitions or capital investments, such as planned upgrades or acquisitions of equipment and refurbishments of equipment, even if previously publicly announced.
The terms of the indenture that governs our 11.5% senior secured notes due 2025 (the “Notes”), the credit agreement that governs the ABL Facility and the agreements that will govern any future debt and equity instruments may restrict us from adopting some of these alternatives. If debt and equity capital or alternative financing plans are not available on favorable terms or at all, we would be required to either get the necessary consents to amend the terms of our debt to allow us to pursue additional financing alternatives or curtail our capital spending, and our ability to sustain or improve our profits may be adversely affected. Our ability to refinance or restructure our debt will depend on the condition of the capital markets and our financial condition at such time, among other things. Any refinancing of our debt could be at higher interest rates and may require us to comply with onerous covenants, which could further restrict our business operations. In addition, incurring additional debt would result in increased interest expense and financial leverage, and issuing common stock may result in significant dilution to our current stockholders.
If we fail to continue to meet all applicable listing requirements, our common stock may be delisted from The Nasdaq Global Select Market, which could have an adverse impact on the liquidity and trading price of our common stock.
Our common stock is currently listed on The Nasdaq Global Select Market, which has qualitative and quantitative listing criteria. If we are unable to meet any of the Nasdaq listing requirements in the future, including, for example, if the closing bid price for our common stock falls below $1.00 per share for 30 consecutive trading days, Nasdaq could determine to delist our common stock. On March 20, 2020, the closing bid price for our common stock on The Nasdaq Global Select Market was $0.97. A delisting of our common stock could negatively impact us by, among other things, reducing the liquidity and market price of our common stock, reducing the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing or to use our common stock as consideration for acquisitions, decreasing the amount of news and analyst coverage of the company, and limiting our ability to issue additional securities or obtain additional financing in the future.
We face risks from activism against and negative investor sentiment towards the oil and gas industry.
Opposition towards oil and gas drilling and development activity has been growing globally and is particularly pronounced in the U.S. Furthermore, certain segments of the investor community have developed negative sentiment towards investing in the oil and gas industry. Companies in the oil and gas industry have frequently been the target of activist efforts regarding safety, environmental matters, sustainability, human rights and business practices. In addition, some investors, including certain investment advisers, sovereign wealth funds, pension funds, university endowments and family foundations have introduced policies to disinvest in the oil and gas sector for stated social and environmental considerations. Commercial and investment banks have also faced pressure to stop financing oil and gas production and related projects. Such developments, along with environmental activism and climate change and air pollution initiatives, could have an adverse effect on the trading price of our common stock and may also result in a reduction of available capital funding for potential oil and gas development projects, which could reduce demand for our services. If activism against oil and gas exploration and production persists or increases, it could have a material adverse effect on our business, financial condition and results of operations.
Shortages or increases in the costs of the equipment we use in our operations could adversely affect our operations in the future.
We generally do not have specialized tools, trucks or long-term contracts in place that provide for the delivery of equipment, including, but not limited to, replacement parts and other equipment. We could experience delays in the delivery of the equipment that we have ordered and its placement into service due to factors that are beyond our control. Demand by other oilfield services companies and numerous other factors beyond our control could adversely affect our ability to procure equipment that we have not yet ordered or cause the prices of such equipment to increase. Price increases, delays in delivery and interruptions in supply may require us to increase capital and repair expenditures and incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.
We are dependent on a small number of suppliers for key goods and services that we use in our operations.
We do not have long term contracts with third party suppliers of many of the goods and services used in large volumes in our operations, including manufacturers of technical services equipment and fishing tools, chargers and other tools and equipment used in our operations. If demand for goods and services exceeds supply, such as from disruptions to the supply chain or supplier bankruptcies, the availability of certain goods and services used in our industry decreases and the price of such goods and services increases. We are dependent on a small number of suppliers for key goods and services. During the twelve months ended January 31, 2020, based on total purchase cost, our ten largest suppliers of goods and services represented approximately 25% of all such purchases. Our reliance on such suppliers could increase the difficulty of obtaining such goods and services in the event of a disruption to the supply chain or upon a bankruptcy of one or more of these suppliers or upon a shortage in our industry. Price increases, delays in delivery and interruptions in supply may require us to incur higher operating costs. Each of these could have a material adverse effect on our business, financial condition and results of operations.
If suppliers are unable to supply us with the products in our operations in a timely manner, in adequate quantities and/or at a reasonable cost, we may be unable to meet the demands of our customers, which could have a material adverse effect on our business, financial condition and results of operations.
We depend on third-party companies to support our operations through the timely supply of products. Our suppliers may experience capacity constraints that may result in their inability to supply us with products in a timely fashion, with adequate quantities or at a desired price. Factors affecting suppliers can include labor disputes, general economic issues, and changes in raw material and energy costs. Natural disasters such as earthquakes or hurricanes, as well as political instability, global or national health pandemics, epidemics or concerns, such as the recent COVID-19 outbreaks, and terrorist activities, may negatively impact the production or delivery capabilities of our suppliers as well. These factors could lead to increased prices and/or the unfavorable allocation of products by our suppliers, which could reduce our revenues and profit margins and harm our customer relations. Significant disruptions in our supply chain could negatively impact our business, financial condition and results of operations.
Our inability to develop, obtain or implement new technology may cause us to become less competitive.
The energy services industry is subject to the introduction of new drilling, completion and well intervention techniques using new technologies, some of which may be subject to patent protection or costly to obtain. As competitors and others use or develop new technologies in the future, we may be placed at a competitive disadvantage if we fail to keep pace with technological advancements within our industry. Furthermore, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and implement new technologies before we can. We cannot be certain that we will be able to implement new technologies on a timely basis or at an acceptable cost. Thus, limits on our ability to effectively use and implement new and emerging technologies may have a material adverse effect on our business, financial condition and results of operations.
Oilfield anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.
We typically enter into agreements with our customers governing the provision of our services, which usually include certain indemnification provisions for losses resulting from operations. These agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity provisions, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Louisiana, New Mexico, Texas and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such oilfield anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition and results of operations.
Changes in trucking regulations may increase our transportation costs and negatively impact our business, financial condition and results of operations.
For the transportation and relocation of our oilfield services equipment, we operate trucks and other heavy equipment. Therefore, we are subject to regulation as a motor carrier by the U.S. Department of Transportation and by various state agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, the hours of service regulations that govern the amount of time a driver may drive or work in any specific period, limits on vehicle weight and size and other matters.
In addition, regulations issued by environmental regulators can have an adverse impact on our trucking costs, and therefore, on our results of operations. Environmental Protection Agency regulations limiting exhaust emissions became more restrictive in 2010. In 2010, an executive memorandum was signed directing the National Highway Traffic Safety Administration (the “NHTSA”) and the EPA to develop new, stricter fuel efficiency standards for heavy trucks. In 2011, the NHTSA and the EPA adopted final rules that established fuel economy and greenhouse gas standards for medium- and heavy-duty vehicles. These standards apply to model years 2014 to 2018, which are required to achieve an approximate 20% reduction in fuel consumption by model year 2018. In October 2016, the NHTSA and the EPA published new, stricter standards that would apply to trailers beginning with model year 2018 and tractors beginning with model year 2021. As a result of these regulations, we may experience an increase in costs related to truck purchases or rentals and maintenance, an impairment of equipment productivity, a decrease in the residual value of these vehicles and an increase in operating expenses. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. We cannot predict whether, or in what form, any legislative or regulatory changes applicable to our trucking operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise adversely affect our business, financial condition and results of operations.
Changes in laws or government regulations regarding hydraulic fracturing could increase our customers’ costs of doing business, limit the areas in which our customers can operate and reduce oil and natural gas production by our customers, which could adversely impact our business, financial condition and results of operations.
The adoption of any future federal, state or local laws or implementation of regulations imposing reporting obligations on, or limiting or banning, the hydraulic fracturing process could make it more difficult for our customers to complete natural gas and oil wells. Any such regulations limiting or prohibiting hydraulic fracturing could reduce oil and natural gas E&P activities by our customers and, therefore, adversely affect our business, financial condition and results of operations. Such laws or regulations could also materially increase our costs of compliance and doing business by more strictly regulating how hydraulic fracturing wastes are handled or disposed. In addition, regulatory schemes implemented by quasi-governmental entities could be interpreted to prevent us from providing our services in certain jurisdictions, which could adversely affect our business, financial condition and results of operations.
Although hydraulic fracturing currently is generally exempt from regulation under the U.S. Safe Drinking Water Act’s Underground Injection Control program and is typically regulated by state oil and natural gas commissions or similar agencies, several federal agencies have asserted regulatory authority over certain aspects of the hydraulic fracturing process. These include, among others, a number of regulations issued and other steps taken by the EPA over the last five years, including its New Source Performance Standards issued in 2012, its June 2016 rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly-owned wastewater treatment plants; and the rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands (which was the subject of litigation and which the BLM rescinded in December 2017). While the Trump Administration has generally indicated an interest in scaling back or rescinding regulations that inhibit the development of the U.S. oil and gas industry, it is difficult to predict the extent to which such policies will be implemented or the outcome of any litigation challenging such implementation, such as the suit the State of California’s attorney general filed in January 2018 challenging the BLM’s rescission of its March 2015 rule referred to above.
Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent requirements on hydraulic fracturing operations. For example, Texas, Colorado and North Dakota among others have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. Local land use restrictions, such as city ordinances, may restrict drilling in general and hydraulic fracturing in particular. Some state and federal regulatory agencies have also recently focused on a connection between the operation of injection wells used for oil and natural gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. For example, in December 2016, the Oklahoma Corporation Commission’s Oil and Gas Conservation Division (the “OCC Division”) and the Oklahoma Geologic Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including mitigation, following anomalous seismic activity within 1.25 miles of hydraulic fracturing operations, and in February 2017, the OCC Division issued an order limiting future increases in the volume of oil and natural gas wastewater injected into the ground in an effort to reduce seismic activity in the state. Ongoing lawsuits have also alleged that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing hydraulic fracturing or injection wells for waste disposal. The adoption of more stringent regulations regarding hydraulic fracturing and the outcome of litigation over hydraulic fracturing could adversely affect some of our customers and their demand for our products, which could have a material adverse effect on our business, financial condition and results of operations.
We and our customers are subject to federal, state and local laws and regulations regarding issues of health, safety, climate change and the protection of the environment, under which we or our customers may become liable for penalties, damages or costs of remediation or other corrective measures. Changes in such laws or regulations could increase our or our customers’ costs of doing business and adversely impact our business, financial condition and results of operations.
Our operations and our customers’ operations are subject to federal, state and local laws and regulations, including those relating to, among other things, protection of natural resources, wetlands, species listed as “endangered” or “threatened” under the federal Endangered Species Act, the environment, health and safety, waste management, waste disposal and the transportation of waste and other materials. Many of the facilities that are used for our operations are leased, and such leases include varying levels of indemnity obligations to the respective landlords for environmental matters related to our use and occupation of such facilities. Our ongoing operations and our customers’ operations may pose risks of environmental liability, including leakage from operations to surface or subsurface soils, surface water or groundwater. Some environmental laws and regulations may impose strict liability, joint and several liability, or both. Additionally, an increase in regulatory requirements affecting oil and gas exploration and completion activities could significantly delay or interrupt our customers’ operations. Increased costs of regulatory compliance, claims for liability or sanctions for noncompliance and related costs could cause us or our customers to incur substantial costs or losses. Clean-up costs and other damages resulting from any contamination-related liabilities and costs associated with changes in and compliance with environmental laws and regulations could result in the reduction or discontinuation of our or our customers’ operations and in a material adverse effect on our business, financial condition and results of operations.
The U.S. Congress has, from time to time, considered adopting legislation to reduce emissions of greenhouse gases, or GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs. The EPA has finalized a series of GHG monitoring, reporting and emissions control rules for certain large sources of GHGs. While the Trump Administration has announced that the United States will withdraw from international commitments to reduce GHG emissions, it is not clear how this goal will be accomplished, and many state and local officials have announced their commitment to upholding such commitments. Although it is not possible at this time to estimate how potential future laws or regulations addressing GHG emissions could impact our business, any future federal, state or local laws or regulations that may be adopted to address GHG emissions in areas where our customers operate could require our customers to incur increased compliance and operating costs. Regulation of GHGs could also result in a reduction in demand for and production of oil and natural gas, which would result in a decrease in demand for our services. Moreover, incentives to conserve energy or use alternative energy sources could reduce demand for oil and natural gas.
Laws protecting the environment generally have become more stringent over time and could continue to do so, which could lead to material increases in our and our customers’ costs for future environmental compliance and remediation.
We may be required to assume responsibility for environmental and other liabilities of companies we have acquired or will acquire.
We may incur liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior or future operations or those of predecessor companies whose liabilities we may have assumed or acquired. We also could be subject to third-party and governmental claims with respect to environmental matters, including claims under CERCLA in instances where we are identified as a potentially responsible party. We believe that indemnities provided to us in certain of our pre-existing acquisition agreements may cover certain environmental conditions existing at the time of the acquisition, subject to certain terms, limitations and conditions. However, if these indemnification provisions terminate or if the indemnifying parties do not fulfill their indemnification obligations, we may be subject to liability with respect to the environmental matters that those indemnification provisions address.
Delays by us or our customers in obtaining permits or the inability by us or our customers to obtain or renew permits could impair our business.
We and our customers are required to obtain permits from one or more governmental agencies in order to perform certain activities. Such permits are typically required by state agencies but can also be required by federal and local governmental agencies. The requirements for such permits vary depending on the type of operations, including the location where our customers’ drilling and completion activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. Certain regulatory authorities have delayed or suspended the issuance of permits while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. Permitting delays, an inability to obtain or renew permits or revocation of our or our customers’ current permits could cause a loss of revenue and could materially and adversely affect our business, financial condition and results of operations.
We may be unable to maintain existing prices or implement price increases on our services.
Our ability to maintain our existing prices or to implement price increases depends on our customers’ ability and willingness to pay such prices. As a result and given the volatility in the market, we may not be successful in maintaining our existing prices or, in the future, implementing price increases. As discussed above, current commodity prices and the effects of the COVID-19 outbreaks are likely to result in a global recession and a significant decline in demand and prices for our services in 2020, and we cannot predict the ultimate magnitude or duration of the severe decline in oil and gas prices and the ongoing COVID-19 outbreaks on the prices we charge. See “— We serve customers who are involved in drilling for and production of oil and natural gas. Demand for services in the oil and natural gas industry is cyclical, is currently experiencing a significant downturn and has experienced additional significant downturns in recent years, which are currently significantly affecting, and have in recent years significantly affected, the performance of our business. Additional adverse developments affecting this industry could have a material adverse effect on our business, financial condition and results of operations.” The inability to maintain our pricing or to increase our pricing from reduced levels could have a material adverse effect on our business, financial condition and results of operations.
There could also be pressure on our pricing and limitations on our ability to increase prices during future periods of increased market demand when a significant amount of new service capacity, including new well service rigs, wireline units and coiled tubing units, may enter the market. In periods of high demand for oilfield services, a tighter labor market may result in higher labor costs. During such periods, our labor costs could increase at a greater rate than our ability to raise prices. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. Even if we are able to increase our prices in future periods, we may not be able to do so at a rate that is sufficient to offset any rising costs, which could have a material adverse effect on our business, financial condition and results of operations.
We operate in highly competitive markets and our failure to compete effectively may negatively impact our business, financial condition and results of operations.
The markets in which we operate are highly competitive. Price competition, equipment availability, location and suitability, experience of the workforce, safety records, reputation, operating integrity and the condition of equipment are all factors used by customers in awarding contracts. Our competitors are numerous and may have greater financial and technological resources than we do. Contracts are traditionally awarded on the basis of competitive bids or direct negotiations with customers. The competitive environment has intensified as recent mergers among E&P companies have reduced the number of available customers and may further increase if E&P company bankruptcies further reduce the number of available customers. The fact that certain oilfield services equipment is mobile and can be moved from one market to another in response to market conditions heightens the competition in the industry. In addition, any increase in the supply of hydraulic fracturing fleets could have a material adverse impact on market prices. This increased supply could also require higher capital investment to keep our services competitive.
Some of our competitors may have greater financial, technical, marketing and personnel resources than we do. The larger size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing a sufficient supply of raw materials during times of shortage. Many of our competitors also have better brand name recognition, stronger presence in certain geographic markets, more established distribution networks, larger customer bases, more in-depth knowledge of the target markets, and the ability to provide a much broader array of services. Some of our competitors may also be able to devote greater resources to the research and development, promotion and sale of their services and products and better withstand the evolving industry standards and changes in market conditions as compared to us. Our operations may be adversely affected if our competitors introduce new products or services with better features, performance, prices or other characteristics than our products and services or expand into service areas where we operate. Our operations may also be adversely affected if our competitors are able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Our future success and profitability will partly depend upon our ability to keep pace with our customers’ demands for awarding contracts.
Competitive pressures could reduce our market share or require us to reduce the price of our services and products, particularly during industry downturns, either of which could harm our business, financial condition and results of operations. Significant increases in overall market capacity have also caused active price competition and led to lower pricing and utilization levels for our services and products. The competitive environment has intensified since the industry downturn that began in late 2014, which caused an oversupply of, and reduced demand for, oilfield services, and we have seen substantial reductions in the prices we can charge for our services. Any significant future increase in overall market capacity for completion, intervention and production services may adversely affect our business, financial condition and results of operations.
If we lose significant customers, significant customers materially reduce their purchase orders or significant programs on which we rely are delayed, scaled back or eliminated, our business, financial condition and results of operations may be adversely affected.
Our significant customers change from year to year, depending on the level of E&P activity and the use of our services. For the year ended January 31, 2020, no single customer accounted for more than 10% of our revenues. Our top five customers for the year ended January 31, 2020 together accounted for approximately 29% of our revenues. A reduction in purchases of our products and services by or the loss of one of our larger customers for any reason, such as the current industry conditions and economic downturn, insolvency of a customer, decreased production, changes in drilling practices, loss of a customer as a result of the acquisition of such customer by a purchaser who uses a competitor, in-sourcing by customers, a transfer of business to a competitor, failure to adequately service our clients or a strike, could have a material adverse effect on our business, financial condition and results of operations.
We may be unable to effectively and efficiently manage our equipment fleet as we expand our business, which could have an adverse effect on our business, financial condition and results of operations.
We have substantially expanded the size, scope and nature of our business, resulting in an increase in the breadth of our product offerings and an expansion of our business geographically. Business expansion places increasing demands on us to increase the inventories that we carry and/or our equipment fleet. We must anticipate demand well out into the future in order to service our extensive customer base. The inability to effectively and efficiently manage our assets to meet current and future needs of our customers, which may vary widely from what is originally forecast due to a number of factors beyond our control, could have an adverse effect on our business, financial condition and results of operations.
Increased leverage could adversely impact our business, financial condition and results of operations.
We have $250.0 million principal amount outstanding of Notes due 2025, and we may incur additional debt under our ABL Facility or otherwise to finance our operations or for future expansion, including funding acquisitions. A high degree of leverage could have important consequences to us. For example, it could:
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increase our vulnerability to adverse economic and industry conditions;

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require us to dedicate a substantial portion of cash from operations to the payment of debt service, thereby reducing the availability of cash to fund working capital, capital expenditures and other general corporate purposes;

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limit our ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or acquisitions;

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place us at a disadvantage compared to our competitors that are less leveraged;

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limit our flexibility in planning for, or reacting to, changes in our business and in our industry; and

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make us vulnerable to increases in interest rates if we borrow under our ABL Facility, as any such borrowings would be made at variable interest rates.

Our ability to borrow under the ABL Facility will depend upon availability thereunder. The amount of our availability is tied to the aggregate amount of our accounts receivable and inventory that satisfy specified criteria as well as our maintaining a minimum fixed charge coverage ratio. Our ability to make payments on and refinance our current debt and any future debt that we may incur will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that we cannot control. If we cannot service our debt or repay or refinance our debt as it becomes due, we may be forced to sell assets or take other disadvantageous actions, including (1) reducing financing in the future for working capital, capital expenditures and other general corporate purposes or (2) dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. The lenders or other investors who hold debt that we fail to service or on which we otherwise default could also accelerate amounts due, which could in such an instance potentially trigger a default or acceleration of other debt we may incur.
The indenture that governs the Notes and the credit agreement that governs the ABL Facility have significant financial and operating restrictions that may have an adverse effect on our business, financial condition and results of operations.
The indenture that governs the Notes and the credit agreement that governs the ABL Facility contain financial, operating and/or negative covenants that limit our ability to incur indebtedness, to create liens or other encumbrances, to make certain payments and investments, including dividend payments, to engage in transactions with affiliates, to engage in sale/leaseback transactions, to guarantee indebtedness and to sell or otherwise dispose of assets and merge or consolidate with other entities. Agreements governing our future indebtedness could also contain significant financial and operating restrictions. A failure to comply with the obligations contained in any such agreement governing our indebtedness could result in an event of default under such agreement, which could permit acceleration of the related debt, enforcement against any liens securing the related debt and acceleration of debt under other instruments that may contain cross acceleration or cross default provisions. We may not have, or may not be able to obtain, sufficient funds to make any required accelerated payments.
Our success may be affected by our ability to use and protect our proprietary technology as well as our ability to enter into license agreements.
Our success may be affected by our development and implementation of new product designs and improvements and by our ability to protect, obtain and maintain intellectual property assets related to these developments. We rely on a combination of patents and trade secret laws to establish and protect proprietary technology. We have received patents and have filed patent applications with respect to certain aspects of our technology, and we generally rely on patent protection with respect to our proprietary technology, as well as a combination of trade secrets, employee and third-party non-disclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot assure you that competitors will not infringe upon, misappropriate, violate or challenge our intellectual property rights in the future. If we are not able to adequately protect or enforce our intellectual property rights, such intellectual property rights may not provide significant value to our business, financial condition and results of operations.
Moreover, our rights in our confidential information, trade secrets and confidential know-how will not prevent third-parties from independently developing similar technologies or duplicating such technologies. Publicly available information (e.g., information in issued patents, published patent applications and scientific literature) can be used by third-parties to independently develop technology, and we cannot provide assurance that this independently developed technology will not be equivalent or superior to our proprietary technology. In addition, while we have patented some of our key technologies, we do not patent all of our proprietary technology, even when regarded as patentable. The process of seeking patent protection can be long and expensive. There can be no assurance that patents will be issued from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. Further, with respect to exclusive third-party arrangements, these arrangements could be terminated, which would result in our inability to provide the services and/or products covered by such arrangements.
We may be adversely affected by disputes regarding intellectual property rights and the value of our intellectual property rights is uncertain.
We may become involved in dispute resolution proceedings from time to time to protect and enforce our intellectual property rights. In these dispute resolution proceedings, a defendant may assert that our intellectual property rights are invalid or unenforceable. Third-parties from time to time may also initiate dispute resolution proceedings against us by asserting that our business infringes, impairs, misappropriates, dilutes or otherwise violates another party’s intellectual property rights. We may not prevail in any such dispute resolution proceedings, and our intellectual property rights may be found invalid or unenforceable or our products and services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. The results or costs of any such dispute resolution proceedings may have an adverse effect on our business, financial condition and results of operations. Any dispute resolution proceeding concerning intellectual property could be protracted and costly, is inherently unpredictable and could have an adverse effect on our business, financial condition and results of operations, regardless of its outcome.
The Motley, Red Bone and Tecton acquisitions and any future acquisitions may not be successful in delivering expected performance post-acquisition, which could have a material adverse effect on our business, financial condition and results of operations.
Our business was created largely through a series of acquisitions. We regularly evaluate acquisition opportunities, frequently engage in acquisition discussions and conduct due diligence activities and, where appropriate, engage in acquisition negotiations, some of which could be material to us. Our ability to continue to achieve our goals may depend upon our ability to effectively identify attractive businesses, access financing sources on acceptable terms, negotiate favorable transaction terms and successfully integrate any businesses we acquire, achieve cost efficiencies and manage these businesses as part of our company.
Our acquisition activities, including our acquisitions of Motley, Red Bone and Tecton, may involve unanticipated delays, costs and other problems. If we encounter unanticipated problems with one of our acquisitions, our senior management may be required to divert attention away from other aspects of our business. We may lose key employees and customers of the acquired businesses, including those of Motley, Red Bone and Tecton, and we may be unable to commercially develop acquired technologies. We also risk entering markets in which we have limited prior experience. Additionally, we may fail to consummate proposed acquisitions or divestitures, after incurring expenses and devoting substantial resources, including management time, to such transactions. Acquisitions also pose the risk that we may be exposed to successor liability relating to actions by an acquired company and its management before the acquisition. The due diligence we conduct in connection with an acquisition, and any contractual guarantees or indemnities that we receive from the sellers of acquired companies, may not be sufficient to protect us from, or compensate us for, actual liabilities that we assume or incur in connection with acquisitions we complete. Additionally, depending upon the acquisition opportunities available, we also may need to raise additional funds through the capital markets or arrange for additional bank financing in order to consummate such acquisitions or to fund capital expenditures necessary to integrate such acquired businesses. We also may not be able to raise the substantial capital required for acquisitions and integrations on satisfactory terms, if at all. In addition, if we elect to utilize shares of common stock or other equity securities as consideration for one or more acquisitions or business combinations, or if we issue common stock or other equity securities in order to finance one or more acquisitions, existing stockholders of our company could experience dilution in the value of their securities, which could be material.
The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our business, financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.
We may experience future impairment charges.
To conduct our business operations and execute our strategy, we acquire tangible and intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we may incur. The risk of impairment may be heightened for the duration of the current industry conditions, which may persist for a prolonged period. The determination of the value of such intangible assets requires management to make estimates and assumptions that affect our financial statements. As part of our strategy, we may make additional acquisitions, which may result in the addition of duplicative assets. In the event such an acquisition results in the combined assets of our Company and the acquired assets being in excess of any reasonable forecast of future need, the excess portion of the book value of these assets may be judged to be impaired. In accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant, and Equipment, we assess potential impairment to long-lived assets (property and equipment and amortized intangible assets) when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Our judgment regarding the existence of impairment indicators and future cash flows related to intangible assets is based on operational performance of our acquired businesses, expected changes in the global economy, oil and gas price and industry projections, discount rates and other judgmental factors. We would be required to record any such impairment losses resulting from any such test as a charge to operating results. To perform the annual assessment, we utilize a combination of income and market-based approaches to value the reporting units. The income approach to valuation relies on a discounted cash flow analysis to determine the fair value of each reporting unit, which considers forecasted cash flows discounted at an appropriate discount rate. The annual goodwill impairment test requires us to make a number of assumptions and estimates concerning future levels of revenue growth, operating margins and working capital requirements, which are based upon our long-term strategic plan. The discount rate is an estimate of the overall after-tax rate of return required by a market participant, whose weighted average cost of capital includes both equity and debt, including a risk premium. Any future impairment loss could have a material non-cash adverse impact on our results of operations. As of January 31, 2020, our management believes the estimated fair value of our reporting unit with a goodwill balance, our indefinite lived intangible assets and each of our long-lived assets were each in excess of their carrying values. There were no indicators of goodwill or intangible asset impairment at January 31, 2020.
The abrupt deterioration in industry conditions, which began in the third quarter and accelerated through the end of our fourth quarter of Fiscal 2019, was driven by a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. The decline in E&P activity resulted in lower demand levels and lower current and expected revenues for our business, which led us to accelerate our annual testing for asset impairment into the third quarter. As a result, we reported a non-cash asset impairment charge of $47.0 million in Fiscal 2019. Based on the impairment indicators above, we performed a long-lived asset impairment analysis and concluded that the undiscounted cash flows of the long-lived assets exceeded the carrying amount of each segment’s asset group as of October 31, 2019 and December 31, 2019.

Our total assets include intangible assets. The write-off of a significant portion of intangible assets would negatively affect our reported financial results.
Our total assets include intangible assets. Our intangible assets consist principally of goodwill and other identified intangible assets associated with our acquisitions. On at least an annual basis, we assess whether there has been an impairment in the value of goodwill and other intangible assets with indefinite lives. If the carrying value of the tested asset exceeds its estimated fair value, impairment is deemed to have occurred. In this event, the amount is written down to fair value. Under GAAP, this would result in a non-cash charge to operating earnings. The risk of write-downs may be heightened for the duration of the current industry conditions, which may persist for a prolonged period. Any determination requiring the non-cash write-off of a significant portion of goodwill or unamortized identified intangible assets would negatively affect our results of operations and total capitalization, which could be material. For example, during the year ended January 31, 2020, we recorded a non-cash goodwill impairment charge of $47.0 million. There were no impairment charges recorded in Fiscal 2018 or 2017. As of January 31, 2020, the balances of goodwill and intangible assets were $28.3 million and $45.8 million, respectively.
Our operations rely on an extensive network of information technology resources and a failure to maintain, upgrade and protect such systems could adversely impact our business, financial condition and results of operations. Our operations are subject to cyber security risks that could have a material adverse effect on our business, financial condition and results of operations.
Information technology plays a crucial role in all of our operations. To remain competitive, our hardware, software and related services must interact with our suppliers and customers efficiently, record and process our financial transactions accurately, and obtain the data and information to enable the analysis of trends and plans and the execution of our strategies. Our information technology systems are subject to possible breaches and other threats that could cause us harm. If our systems for protecting against cyber security risks prove not to be sufficient, we could be adversely affected by, among other things, loss or damage of intellectual property, proprietary information, or customer data; interruption of business operations; or additional costs to prevent, respond to, or mitigate cyber security attacks. These risks could have a material adverse effect on our business, financial condition and results of operations.
We have been expanding our available products and services in recent periods. Our inability to properly manage or support future expansion of our business may have a material adverse effect on our business, financial condition, and results of operations and could cause the market value of our common stock to decline.
We have been expanding our available products and services in recent periods and ay to continue to expand over time through the internal expansion of products and services and potential acquisitions. Any such expansion, if achieved, could place significant demands on our management team and our operational, administrative and financial resources. We may not be able to expand effectively or manage our expansion successfully, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our common stock to decline.
Our assets require capital for maintenance, upgrades and refurbishment, and we may require capital expenditures for new equipment.
Our equipment requires periodic capital investment in maintenance, upgrades and refurbishment to maintain its competitiveness. Our equipment typically does not generate revenue while it is undergoing maintenance, refurbishment or upgrades. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Further, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Moreover, if the current period of low demand for our services and challenging business conditions in the energy sector generally persists for a prolonged period, we may be unable to make capital investments. Additionally, competition or advances in technology within our industry may require us to update our products and services. Such demands on our capital or reductions in demand and the increase in cost to maintain labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, financial condition and results of operations.
Competition among oilfield service and equipment providers is affected by each provider’s reputation for safety and quality.
Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers’ compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.
Seasonal and adverse weather conditions adversely affect demand for services and operations.
Weather can have a significant impact on demand as consumption of energy is seasonal, and any variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, including rain, tropical storms, hurricanes, tornadoes and severe cold weather, may interrupt or curtail operations, our customers’ operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Specifically, we typically have experienced a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions. During the winter months (first and fourth quarters) and periods of heavy snow, ice or rain, particularly in the northeastern U.S., Colorado, North Dakota and Wyoming, our customers may delay operations or we may not be able to operate or move our equipment between locations. Also, during the spring thaw, which normally starts in late March and continues through June, some areas impose transportation restrictions to prevent damage caused by the spring thaw. In addition, throughout the year heavy rains adversely affect activity levels, as well locations and dirt access roads can become impassible in wet conditions.
We may be subject to claims for personal injury and property damage or other litigation, which could materially adversely affect our business, financial condition and results of operations.
Our services are subject to inherent risks that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment or the suspension of our operations. As the wells we service continue to become more complex, our exposure to such inherent risks becomes greater as downhole risks increase exponentially with an increase in complexity and lateral length. Litigation arising from operations where our facilities are located, or our services are provided, may cause us to be named as a defendant in lawsuits asserting potentially large claims including claims for exemplary damages. For example, transportation of heavy equipment creates the potential for our trucks to become involved in roadway accidents, which in turn could result in personal injury or property damages lawsuits being filed against us.
Uncertainty related to the LIBOR calculation process and potential phasing out of LIBOR after 2021 may adversely affect the market value of our future debt obligations.
Any borrowings under our ABL Facility will bear interest based on a base rate or a LIBOR based rate. LIBOR is calculated by reference to a market for interbank lending, and it is based on increasingly fewer actual transactions. This reduction increases the subjectivity of the LIBOR calculation process and increases the risk of manipulation. Actions by regulators or law enforcement agencies, as well as the ICE Benchmark Administration (the current LIBOR administrator), may result in changes to how LIBOR is determined or the establishment of alternative reference rates. For example, in 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. U.S. dollar LIBOR is likely to be replaced by the Secured Overnight Financing Rate (“SOFR”) published by the Federal Reserve Bank of New York, but the timing of this change is unknown. SOFR is an overnight rate rather than a term rate, making it an inexact replacement for LIBOR, and there is not currently an established process for creating robust, forward-looking, SOFR term rates.
Changing the benchmark rate for LIBOR loans from LIBOR to SOFR will require calculations of a spread. Industry organizations are attempting to structure the spread calculation in a manner that minimizes the possibility of value transfer between borrowers, lenders and contractual counterparties as a result of the switch to SOFR, but there can be no assurance that the calculated spread will be fair and accurate. We cannot predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be implemented. If LIBOR ceases to exist, we may need to renegotiate our ABL Facility to determine a replacement interest rate for LIBOR with the new standard that is established. If we were unable to agree to an amendment to our ABL Facility to replace LIBOR, any borrowings under our ABL Facility would bear interest at the base rate, which has historically been higher than the LIBOR based rate. The potential effect of any such event or our future borrowing costs for any borrowings under our ABL Facility cannot yet be determined.
Risks Relating to the Spin-Off
We may not achieve some or all of the expected benefits of the spin-off, and the spin-off may adversely affect our business.
We believe that our separation from KLX and operating as an independent, publicly-traded company will enhance our long-term value. However, by separating from KLX, we may be more susceptible to market fluctuations and other adverse events than we would have been were we still a part of KLX. Our performance may not meet our expectations for a variety of reasons. There also can be no assurance that the spin-off will not adversely affect our business.
We have a limited operating history as an independent company and our historical financial information may not be a reliable indicator of our future results.
The historical financial information for periods prior to the spin-off that we have included in this Form 10-K has been derived from KLX’s consolidated financial statements and accounting records and does not necessarily reflect what our financial position, results of operations and cash flows would have been had we been a separate, stand-alone entity during the periods presented. KLX did not account for us, and we were not operated, as a single stand-alone company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. In addition, the historical information may not be indicative of what our results of operations, financial position and cash flows will be in the future. For example, following the spin-off, changes have occurred in our cost structure, debt financing and interest expense, funding and operations, including changes in our tax structure and increased costs associated with operating as a public, stand-alone company.
The spin-off may expose us to potential liabilities arising out of state and federal fraudulent conveyance laws and legal dividend requirements.
The spin-off continues to be subject to review under various state and federal fraudulent conveyance laws. Fraudulent conveyance laws generally provide that an entity engages in a constructive fraudulent conveyance when (1) the entity transfers assets and does not receive fair consideration or reasonably equivalent value in return and (2) the entity (a) is insolvent at the time of the transfer or is rendered insolvent by the transfer, (b) has unreasonably small capital with which to carry on its business or (c) intends to incur or believes it will incur debts beyond its ability to repay its debts as they mature. An unpaid creditor or an entity acting on behalf of a creditor (including, without limitation, a trustee or debtor-in-possession in a bankruptcy by us or KLX or any of our respective subsidiaries) may bring a lawsuit alleging that the spin-off or any of the related transactions constituted a constructive fraudulent conveyance. If a court accepts these allegations, it could impose a number of remedies, including, without limitation, voiding our claims against KLX, requiring our stockholders to return to KLX some or all of the shares of our common stock issued in the spin-off, or providing KLX with a claim for money damages against us in an amount equal to the difference between the consideration received by KLX and the fair market value of our company at the time of the spin-off.
The measure of insolvency for purposes of the fraudulent conveyance laws vary depending on which jurisdiction’s law is applied. Generally, an entity would be considered insolvent if: (1) the present fair saleable value of its assets is less than the amount of its liabilities (including contingent liabilities); (2) the present fair saleable value of its assets is less than its probable liabilities on its debts as such debts become absolute and matured; (3) it cannot pay its debts and other liabilities (including contingent liabilities and other commitments) as they mature; or (4) it has unreasonably small capital for the business in which it is engaged. We cannot assure you what standard a court would apply to determine insolvency or that a court would determine that we, KLX or any of our respective subsidiaries were solvent at the time of or after giving effect to the spin-off.
The distribution of our common stock in the spin-off is also subject to review under state corporate distribution statutes. Under the DGCL, a corporation may only pay dividends to its stockholders either (1) out of its surplus (net assets minus capital) or (2) if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Although KLX made the distribution of our common stock entirely from surplus, we cannot assure you that a court will not later determine that some or all of the distribution to KLX stockholders was unlawful.
Each of KLX and KLX Energy Services determined that it was solvent at the time of the spin-off (including immediately after the distribution of shares of KLX Energy Services common stock), will be able to repay its debts as they mature following the spin-off and have sufficient capital to carry on its businesses and the spin-off, and the distribution was made entirely out of surplus in accordance with Section 170 of the DGCL. The expectations of the board of directors of KLX in this regard were based on a number of assumptions, including its expectations as to the post-spin-off operating performance and cash flow of each of KLX and KLX Energy Services and its analysis of the post-spin-off assets and liabilities of each company. We cannot assure you, however, that a court would reach the same conclusions as the board of directors of KLX in determining whether KLX or we were insolvent at the time of, or after giving effect to, the spin-off or whether lawful funds were available for the separation and the distribution to KLX’s stockholders.
A court could require that we assume responsibility for obligations allocated to KLX under the Distribution Agreement.
Under the Distribution Agreement, from and after the spin-off, each of KLX (now a wholly owned subsidiary of The Boeing Company) and we are responsible for the debts, liabilities and other obligations related to the business or businesses which it owns and operates following the consummation of the spin-off. Although we do not expect to be liable for any obligations that are not allocated to us under the Distribution Agreement, a court could disregard the allocation agreed to between the parties and require that we assume responsibility for obligations allocated to KLX (including, for example, environmental liabilities), particularly if KLX were to refuse or were unable to pay or perform the allocated obligations.
Risks Relating to Our Common Stock
Future sales of our common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We may sell shares of common stock in the future. We may also issue additional shares of common stock, including as employee compensation or as consideration in one or more acquisitions or other business combination transactions. As of January 31, 2020, we had outstanding approximately 25.0 million shares of our common stock. We also have registered 3,225,000 shares of common stock reserved for issuance under our LTIP, 200,000 registered shares of common stock are reserved for issuance under our Employee Stock Purchase Plan and 300,000 registered shares are reserved for issuance under our Non-Employee Directors Stock and Deferred Compensation Plan. Of those shares initially registered and reserved for issuance, as of January 31, 2020, approximately 3,085,000 restricted shares of common stock were granted in connection with equity awards to management, directors and employees and approximately 230,000 shares remain available for future issuance. The restricted shares outstanding include approximately 1,985,000 shares of restricted stock that were granted to certain members of our management under our LTIP on September 14, 2018, the spin-off distribution date, aggregating approximately 8% of our shares outstanding on January 31, 2020. The shares of restricted stock granted on the distribution date will vest ratably over four years from the distribution date, with one quarter of the shares vesting on each anniversary of the distribution date, subject to accelerated vesting under certain circumstances. In addition, the final installment of consideration for the Motley acquisition ($3.0 million) payable to certain employees of Motley in shares of our common stock will be made in November 2020, the second anniversary of the closing of the Motley transaction. The number of shares to be issued will be determined based on the volume weighted average trading price of our shares for the 10 trading days ending two trading days prior to the issuance of the shares. We may, at our option, elect to pay the installment in cash in lieu of issuing the shares.
Subject to the satisfaction of vesting conditions and the requirements of Rule 144, the registered restricted shares of our common stock will be available for resale immediately in the public market without restriction. With respect to shares of restricted stock granted to certain members of our management, we have filed a resale prospectus in order to allow such members of our management to freely resell their restricted stock once it has vested. In addition, certain members of our management are entitled to registration rights with respect to their shares of restricted stock.
We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. Sales of or other transactions relating to shares of our common stock by our directors, officers or employees could cause a perception in the market place that adverse events or trends have occurred or may be occurring at our company or that it is otherwise an advantageous time to sell shares of our common stock.
We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.
We do not currently intend to pay dividends. Our dividend policy will be established by our Board based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. In addition, the terms of the agreements governing our debt limit, and the terms of the agreements governing any future debt may limit or prohibit, the payments of dividends. We cannot assure you that we will pay dividends in the future or continue to pay any dividends if we do commence the payment of dividends.
Additionally, our indebtedness could have important consequences for holders of our common stock. If we cannot generate sufficient cash flow from operations to meet our debt payment obligations, then our Board’s ability to declare dividends on our common stock will be impaired and we may be required to attempt to restructure or refinance our debt, raise additional capital or take other actions such as selling assets, reducing or delaying capital expenditures or reducing any proposed dividends. We cannot assure you that we will be able to effect any such actions or do so on satisfactory terms, if at all, or that such actions would be permitted by the terms of our debt or our other credit and contractual arrangements.
Certain provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, and certain provisions of Delaware law may prevent or delay an acquisition of our company or other strategic transactions, which could decrease the trading price of our common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with our Board rather than to attempt a hostile takeover.
In addition, because we have not chosen to be exempt from Section 203 of the DGCL, this provision could also delay or effectively prevent a change of control that some stockholders may favor. In general, Section 203 provides that, subject to limited exceptions, persons that, together with their affiliates and associates, acquire ownership of 15% or more of the outstanding voting stock of a Delaware corporation shall not engage in any “business combination” with that corporation or its subsidiaries, including any merger or various other transactions, for a three-year period following the date on which that person became the owner of 15% or more of the corporation’s outstanding voting stock.

We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board and by providing our Board with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or effectively prevent an acquisition that our Board determines is not in the best interests of our company and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
Our amended and restated bylaws designate courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a different judicial forum for intra-corporate disputes with us or our directors, officers, employees or agents.
Our amended and restated bylaws provide that, unless we otherwise consent in writing to selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of KLX Energy Services, any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of KLX Energy Services to KLX Energy Services or KLX Energy Services’ stockholders, any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), KLX Energy Services’ certificate of incorporation or the bylaws, or any action asserting a claim governed by the internal affairs doctrine. This provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for intra-corporate disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.
Utilizing the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.
We qualify as an “emerging growth company” and are therefore eligible to utilize certain reduced reporting and other requirements that are otherwise applicable generally to public companies. Pursuant to these reduced disclosure requirements, emerging growth companies are not required to, among other things, hold stockholder advisory votes on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies have longer phase-in periods for the adoption of new or revised financial accounting. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.
We intend to utilize certain of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, until we are no longer an emerging growth company. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable.
We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our common stock price may be more volatile.
If securities or industry analysts do not publish research reports or publish unfavorable research about our business, the price and trading volume of our common stock could decline.
The trading market for our common stock depends in part on the research reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our common stock and its trading volume to decline.

ITEM 1B.   UNRESOLVED STAFF COMMENTS
None.
ITEM 2.   PROPERTIES
As of January 31, 2020, we had 34 principal operating facilities. The following table describes the principal facilities and indicates the location and ownership type of each location.
City	Segment	Ownership
El Reno, OK	Northeast/Mid-Con	Lease
Pecos, TX	Southwest	Lease
Williston, ND	Rocky Mountains	Lease
Pleasanton, TX	Southwest	Own
Hallsville, TX	Northeast/Mid-Con	Lease
Johnstown, CO	Rocky Mountains	Own
Midvale, OH	Northeast/Mid-Con	Lease
Bridgeport, WV	Northeast/Mid-Con	Lease
Clintwood, VA	Northeast/Mid-Con	Lease
Midland, TX	Southwest	Lease
Cotulla, TX	Southwest	Own
Williston, ND	Rocky Mountains	Own
Bossier City, LA	Northeast/Mid-Con	Lease
Oklahoma City, OK	Northeast/Mid-Con	Lease
LaSalle, CO	Rocky Mountains	Lease
Dickinson, ND	Rocky Mountains	Lease
Eunice, NM	Southwest	Lease
Elk City, OK	Northeast/Mid-Con	Own
Powell, WY	Rocky Mountains	Lease
Houston, TX	Corporate Administrative Headquarters	Lease
Gillette, WY	Rocky Mountains	Own
Simpson District, WV	Northeast/Mid-Con	Lease
Kenedy, TX	Southwest	Lease
Gillette, WY	Rocky Mountains	Lease
Wellington, FL	Corporate Administrative Headquarters	Lease
Vernal, UT	Rocky Mountains	Lease
Odessa, TX	Southwest	Lease
Monahans, TX	Southwest	Lease
Tioga, PA	Northeast/Mid-Con	Lease
Casper, WY	Rocky Mountains	Lease
Sterling, CO	Rocky Mountains	Lease
Weatherford, TX	Southwest	Own
Rock Springs, WY	Rocky Mountains	Lease
Arnegard, ND	Rocky Mountains	Lease
We believe that our facilities are suitable for their present intended purposes and are adequate for our present and anticipated level of operations.

ITEM 3.   LEGAL PROCEEDINGS
We are a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on our business, results of operations or financial condition.
There are no material pending legal proceedings, other than the ordinary routine litigation incidental to the business discussed above, to which we are a party of or of which any of our property is the subject. See Note 8. “Commitments, Contingencies and Off-Balance Sheet Arrangements” to our audited consolidated financial statements included elsewhere in this Form 10-K.
ITEM 4.   MINE SAFETY DISCLOSURES
Not Applicable.

PART II
ITEM 5.
MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the Nasdaq Global Select Market under the symbol “KLXE”.
On March 20, 2020, the last reported sale price of our common stock as reported by Nasdaq was $1.00 per share. As of such date, based on information provided to us by Computershare, our transfer agent, we had 1,151 registered holders, and because many of these shares are held by brokers and other institutions on behalf of the beneficial holders, we are unable to estimate the number of beneficial stockholders represented by these holders of record.
We have provided a line graph comparing the cumulative total stockholder return on our common stock between September 17, 2018 (our first trading day on the Nasdaq) and January 31, 2020 to the cumulative total returns of the S&P 500 Index and the Philadelphia Stock Exchange’s (“PHLX”) Oil Service Sector Index (“OSX”).
COMPARISON OF 16 MONTH CUMULATIVE TOTAL RETURN*
Among KLX Energy Services Holdings, Inc., the S&P 500 Index
and the PHLX Oil Service Sector Index

$140
$120
$100
$80
$60
$40
$20
$0
9/17/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
8/19
9/19
10/19
11/19
12/19
1/20
KLX Energy Services Holdings, Inc.
S&P 500
PHLX Oil Service Sector

* $100 invested on 9/17/18 in stock or 8/31/18 in index, including reinvestment of dividends. Fiscal year ending January 31.
Copyright©2020 Standard & Poor’s, a division of S&P Global. All rights reserved.
We do not currently intend to pay dividends. Our Board will establish our dividend policy based on our financial condition, results of operations and capital requirements, as well as applicable law, regulatory constraints, industry practice and other business considerations that our Board considers relevant. The terms of our debt agreements contain restrictions on our ability to pay dividends. The terms of agreements governing debt that we may incur in the future may also limit or prohibit dividend payments. Accordingly, we cannot assure you that we will either pay dividends in the future or continue to pay any dividend that we may commence in the future.

Unregistered Sales of Equity Securities and Use of Proceeds
Share Repurchases
($ in Millions, Except Shares and Per Share Data)
The following table presents the total number of shares of our common stock that we repurchased during the three months ended January 31, 2020:
Period	Total number of shares purchased(1)	Average price paid per share(2)	Total number of shares purchased as part of publicly announced plans or programs(3)	Approximate dollar value of shares that may yet be purchased under the plans or programs
November 1, 2019 – November 30, 2019	—	$—	—	$48,859,603
December 1, 2019 – December 31, 2019	4,792	6.41	—	48,859,603
January 1, 2020 – January 31, 2020	—	—	—	48,859,603
Total	4,792		—

(1)
Includes shares purchased from employees in connection with the settlement of income tax and related benefit withholding obligations arising from vesting of restricted stock grants under the Company’s Long-Term Incentive Plan.

(2)
The average price paid per share of common stock repurchased under the share repurchase program includes commissions paid to the brokers.

(3)
In August 2019, our board of directors authorized a share repurchase program for the repurchase of outstanding shares of the Company’s common stock having an aggregate purchase price up to $50.

ITEM 6.   SELECTED FINANCIAL DATA
In this section, dollar amounts are shown in millions, except for per share data or as otherwise specified.
The following table presents selected historical financial data for the periods indicated below. We derived the selected historical statements of earnings data for the years ended January 31, 2020, 2019 and 2018 and the balance sheet data as of January 31, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this Form 10-K. We derived the selected historical financial data as of January 31, 2018, 2017 and 2016 and for the fiscal years ended January 31, 2017 and 2016 from audited financial statements. We derived the selected historical financial data as of January 31, 2016 from KLX’s accounting records.
The historical statements of (loss) earnings for periods prior to September 14, 2018 reflect allocations of general corporate expenses from KLX, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Our management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, KLX Energy Services. The allocations may not, however, reflect the expense we would have incurred as a stand-alone public company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
The financial statements for periods prior to the spin-off from KLX on September 14, 2018 included in this Form 10-K may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

In presenting the financial data in conformity with GAAP, we are required to make estimates and assumptions that affect the amounts reported. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies,” included elsewhere in this Form 10-K for a detailed discussion of the accounting policies that we believe require subjective and complex judgments that could potentially affect reported results.
The following selected historical financial and other data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this Form 10-K.
	Year Ended
	January 31, 2020	January 31, 2019	January 31, 2018	January 31, 2017	January 31, 2016
Statements of Earnings Data:
Service revenues	$544.0	$495.3	$320.5	$152.2	$251.2
Cost of sales(1)	470.0	370.4	269.1	181.3	282.8
Selling, general and administrative(1)	100.0	100.4	73.4	60.1	78.5
Research and development costs	2.7	2.4	2.0	0.3	—
Goodwill impairment charge(2)(3)	47.0	—	—	—	310.4
Long-lived asset impairment charge(3)	—	—	—	—	329.8
Operating (loss) earnings	(75.7)	22.1	(24.0)	(89.5)	(750.3)
Interest expense, net	29.2	7.1	—	—	—
(Loss) earnings before income taxes	(104.9)	15.0	(24.0)	(89.5)	(750.3)
Income tax (benefit) expense	(8.5)	0.6	0.1	0.1	0.1
Net (loss) earnings	$(96.4)	$14.4	$(24.1)	$(89.6)	$(750.4)
Basic net (loss) earnings per share(4):
Net (loss) earnings	$(4.32)	$0.72	$(1.20)	$(4.46)	$(37.33)
Weighted average common shares	22.3	20.1	20.1	20.1	20.1
Diluted net (loss) earnings per share(4):
Net (loss) earnings	$(4.32)	$0.71	$(1.20)	$(4.46)	$(37.33)
Weighted average common shares	22.3	20.2	20.1	20.1	20.1
Balance Sheet Data (end of period):
Working capital	$163.7	$223.1	$38.1	$14.8	$9.0
Goodwill, intangible and other assets, net	88.1	92.6	8.2	3.6	6.1
Total assets	623.4	672.8	273.8	205.0	234.8
Stockholders’ equity	312.2	340.7	224.6	178.0	192.1
Other Data:
Depreciation and amortization	64.1	41.5	33.5	36.2	46.6

(1)
For the year ended January 31, 2020, cost of sales and selling, general and administrative (“SG&A”) expense include $7.2 and $17.3, respectively, of costs primarily associated with cost rationalization and other costs, asset impairment costs and new product service line introduction costs as we rolled out large diameter coil tubing and flowback and testing services to additional geographic regions (collectively, “Costs as Defined”). For the year ended January 31, 2019, cost of sales and SG&A expense include $0.4 and $30.2, respectively, of costs primarily associated with the completion of the merger of the Aerospace Solutions business of KLX Inc. (“KLX”) with The Boeing Company, the spin-off of the company from our former parent, KLX, including $10.7 of non-cash compensation expense related to the acceleration of unvested shares held by our employees, the amendment of the ABL Facility due to the issuance of $250.0 of Notes and the acquisition of Motley (collectively, “Fiscal 2018 Costs as Defined”). For the year ended January 31, 2018, cost of sales and SG&A expense include $0.3 and $3.3, respectively, of costs primarily associated with KLX’s strategic alternatives review and also a restructuring of the Eagle Ford region. For the year ended January 31, 2016, cost of sales and SG&A expense include $23.1 and $15.4, respectively, primarily associated with business separation and start-up costs such as costs related to the spin-off of KLX from its former parent, expansion initiatives, branding and IT implementation costs.
(2)
During the fiscal year ended January 31, 2020, we recorded a $47.0 goodwill impairment charge. The abrupt deterioration in industry conditions, which began in the third quarter and accelerated through the end of our fourth quarter of Fiscal 2019, was driven by a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. The decline in E&P activity resulted in lower demand levels and lower current and expected revenues for our business, which led us to perform an interim goodwill impairment test in the third quarter. As a result, we reported a non-cash asset impairment charge of $47.0 in Fiscal 2019.

(3)
During the fiscal year ended January 31, 2016, we recorded a $640.2 goodwill and long-lived asset impairment charge. The rapid downturn in the oil and gas industry, including the nearly 75% decrease in the number of onshore drilling rigs and the resulting significant cutback in capital expenditures by our customers, resulted in a significant adverse change in the business climate, which indicated that our goodwill was impaired and our long-lived assets might not be recoverable. As a result, during the third quarter ended October 31, 2015, we performed an interim goodwill impairment test and a long-lived asset recoverability test and determined that our goodwill was fully impaired and recorded a pre-tax impairment charge of $310.4. Further, we utilized a combination of cost and market approaches to determine the fair value of our long-lived assets, resulting in an impairment charge of $177.8 related to identified intangibles and $152.0 related to property and equipment.

(4)
On September 14, 2018, KLX distributed to its stockholders of record as of the close of business on September 3, 2018, 0.4 shares of KLX Energy Services common stock for every 1.0 share of KLX common stock held as of the record date. January 31, 2018, 2017 and 2016 basic and diluted net loss per common share and the average number of common shares outstanding were calculated using the number of KLX Energy Services common shares outstanding immediately following the distribution. See Note 10 to our audited consolidated financial statements included elsewhere in this Form 10-K.

ITEM 7.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition together with our audited consolidated financial statements and accompanying notes included elsewhere in this Form 10-K as well as the discussion in “Item 1. Business.” This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on our current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those we discuss in “Item 1A. Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
Our consolidated financial statements, which we discuss below, reflect our historical financial condition, results of operations and cash flows. The financial information for periods prior to the spin-off from KLX on September 14, 2018 included in this Form 10-K may not necessarily reflect what our financial condition, results of operations or cash flows would have been had we been operated as a separate, independent entity during all periods presented. In this section, dollar amounts are shown in millions, except for per share and per barrel amounts or as otherwise specified.
Company Overview
We are a leading provider of completion, intervention and production services and products (our “product service lines” or “PSLs”) to the major onshore oil and gas producing regions of the United States. We offer a range of differentiated, complementary technical services and related tools and equipment in challenging environments that provide “mission critical” solutions for our customers throughout the life cycle of the well.
We serve many of the leading companies engaged in the exploration and development of North American onshore conventional and unconventional oil and natural gas reserves. Our customers are primarily independent major oil and gas companies. We actively support these customer operations from over 35 principal service facilities located in the key major shale basins. We operate in three segments on a geographic basis, including the Southwest Region (the Permian Basin and the Eagle Ford), the Rocky Mountains Region (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con Region (the Marcellus and Utica as well as the Mid-Continent STACK and SCOOP and Haynesville). Our revenues, operating profits and identifiable assets are primarily attributable to these three reportable geographic segments. However, while we manage our business based upon these regional groupings, our assets and our technical personnel are deployed on a dynamic basis across all of our service facilities to optimize utilization and profitability.
We work with our customers to provide engineered solutions across the entire lifecycle of the well, by streamlining operations, reducing non-productive time and developing cost effective solutions and customized tools for our customers’ most challenging service needs, which include technically complex unconventional wells requiring extended reach horizontal laterals with greater completion intensity per well. We believe future revenue growth opportunities will continue to be driven by increases in the number of new customers served and the breadth of services we offer to existing and prospective customers.
We offer a variety of targeted services that are differentiated by the technical competence and experience of our field service engineers and their deployment of a broad portfolio of specialized tools and equipment. Our innovative and adaptive approach to proprietary tool design has been employed by our in-house research and development (“R&D”) organization and, in selected instances, by our technology partners to develop tools covered by 20 patents and 18 U.S. and foreign pending patent applications. Our technology partners include manufacturing and engineering companies that produce tools, which we design and utilize in our service offerings.
We utilize contract manufacturers to produce our products, which, in many cases, our engineers have developed from input and requests from our customers and customer-facing managers, thereby maintaining the integrity of our intellectual property while avoiding manufacturing startup and maintenance costs. We have found that doing so leverages our technical strengths as well as those of our technology partners. These

PSLs are modest in cost to the customer relative to other well construction expenditures but have a high cost of failure and are, therefore, “mission critical” to our customers’ outcomes. We believe our customers have come to depend on our decades of combined field experience to execute on some of the most challenging problems they face. We believe we are well positioned as a company to service customers when they are drilling and completing complex wells and remediating older legacy wells.
KLX Energy Services was initially formed from the combination and integration of seven private oilfield service companies acquired over the 2013 through 2014 time period. Each of the acquired businesses was regional in nature and brought one or two specific service capabilities to KLX Energy Services. Once the acquisitions were completed, we undertook a comprehensive integration of these businesses, to align our services, our people and our assets across all the geographic regions where we maintain a presence. We established a matrix management organizational structure, where each regional manager has the resources to provide a complete suite of services, supported by technical experts in our primary service categories. In November 2018, we expanded our completion and intervention service offerings through the acquisition of Motley Services, LLC (“Motley”), a premier provider of large diameter coiled tubing services, further enhancing our completion tools business. We successfully completed the integration of the Motley business during Fiscal 2018. On March 15, 2019, the Company acquired Tecton Energy Services (“Tecton”), a leading provider of flowback, drill-out and production testing services, operating primarily in the greater Rocky Mountains. On March 19, 2019, the Company acquired Red Bone Services LLC (“Red Bone”), a premier provider of oilfield services primarily in the Mid-Continent, providing fishing, non-frac high pressure pumping, thru-tubing and certain other services. We successfully completed the integration of the Red Bone business during Fiscal 2019. We have endeavored to create a “next generation” oilfield services company in terms of management controls, processes and operating metrics and have driven these processes down through the operating management structure in every region, which we believe differentiates us from many of our competitors. This allows us to offer our customers in all of our geographic regions discrete, comprehensive and differentiated services that leverage both the technical expertise of our skilled engineers and our in-house R&D team.
Following the acquisition of Motley, we have invested in seven additional large diameter coil tubing spreads which we believe will allow us to gain a greater share of customer spend by pulling through the Company’s broad range of asset light services.
We invest in innovative technology and equipment designed for modern production techniques that increase efficiencies and production for our customers. North American unconventional onshore wells are increasingly characterized by extended lateral lengths, tighter spacing between hydraulic fracturing stages, increased cluster density and heightened proppant loads. Drilling and completion activities for wells in unconventional resource plays are extremely complex, and downhole challenges and operating costs increase as the complexity and lateral length of these wells increase. For these reasons, E&P companies with complex wells increasingly prefer service providers with the scale and resources to deliver best-in-class solutions that evolve in real time with the technology used for extraction. We believe we offer best-in-class service execution at the wellsite and innovative downhole technologies, positioning us to benefit from our ability to service the most technically complex wells where the potential for increased operating leverage is high due to the large number of stages per well in addition to customer focus on execution rather than price. We have been awarded 20 U.S. patents and have 18 U.S. and foreign pending patent applications, which we believe differentiates us from our regional competition and also allows us to deliver more focused service and better outcomes in our specialized services than larger national competitors who do not discretely dedicate their resources to the services we provide.
Our business strategy seeks to generate attractive returns on capital through the provision of differentiated services and the prudent application of our cash flow to select targeted opportunities, with the potential to deliver high returns that we believe offer superior margins over the long-term and short payback periods. Our services generally require less expensive equipment, which is also less expensive to maintain, and fewer people than many other oilfield service activities. In addition to the superior margin potential of our differentiated services, we believe the rising level of completion intensity in our core operating areas contributes to improved margins and returns on services provided for those wells. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We support our existing asset base with targeted investments in R&D, which we believe allows us to maintain a technical advantage over our competitors providing similar services using standard equipment.
Demand for services in the oil and natural gas industry is cyclical and subject to sudden and significant volatility. For example, the oilfield service industry experienced an abrupt deterioration in demand during the second half of 2019, principally due to the E&P companies’ intense focus on capital discipline and free cash flow generation and customer budget exhaustion, which led to a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. These downturns placed unprecedented pressure on both our customers and competitors.
As a result of the ongoing decrease in global demand for oil and gas resulting from the recent COVID-19 outbreaks, in March 2020, members of OPEC and Russia considered extending their agreed oil production cuts and making additional oil production cuts. Negotiations were unsuccessful, and Saudi Arabia announced an immediate significant reduction in its oil export prices, and Russia announced that all agreed oil production cuts between Russia and OPEC members would expire on April 1, 2020. Oil and natural gas prices declined sharply immediately following these announcements and have further declined to levels as low as approximately $21 per barrel.
Oil and natural gas prices are expected to continue to be volatile as a result of the near term production increases and the ongoing COVID-19 outbreaks and as changes in oil and natural gas inventories, industry demand and global and national economic performance are reported. Significant factors that are likely to affect commodity prices in current and future periods include, but are not limited to, the extent and duration of price reductions and increased production by OPEC members and other oil exporting nations; the effect of U.S. energy, monetary and trade policies, U.S. and global economic conditions, U.S. and global political and economic developments, including the outcome of the U.S. presidential election and resulting energy and environmental policies, the impact of the ongoing COVID-19 outbreaks and conditions in the U.S. oil and gas industry and the resulting demand and pricing for domestic land oilfield services.
The reduction in oil prices to current levels and the ongoing effects of the global COVID-19 outbreaks will likely result in a global recession, with the possibility of numerous bankruptcies of E&P companies and oilfield services companies during 2020 and a significant decline in demand and prices for oilfield services during 2020. We have taken, and are continuing to take, steps to reduce costs, including reductions in capital expenditures, as well as other workforce rightsizing and ongoing cost initiatives.
Despite very difficult industry conditions during the second half of 2019, we were able to execute our strategy to expand our key product service lines, including coil tubing spreads, flowback and testing, and we expanded our intervention capabilities in the Mid-Con, Northeast and South Texas. We believe these actions will allow us to increase our share of customer spend as we deploy coil tubing spreads and continue to pull through asset light services such as flowback, thru-tubing and pressure control services, while leveraging our recently enhanced cost structure.
We remain focused on serving the needs of our customers by providing a broad portfolio of product service lines across all major basins, while preserving a solid balance sheet, maintaining sufficient operating liquidity and prudently managing our capital expenditures.
We believe we have positioned our company to operate successfully as a standalone company as a result of the numerous initiatives we undertook during the integration of the seven businesses acquired while we were part of KLX Inc. (the “Former Parent” or “KLX”). We believe our operating cost structure is now materially lower than during the historical financial reporting periods and that there is greater flexibility to respond to changing industry conditions. We improved our cost structure by centralizing a number of common functions, as evidenced by our positive cash provided by operating activities in Fiscal 2019. The implementation of integrated, company-wide management information systems and processes provide more transparency to current operating performance and trends within each market where we compete and help us more acutely scale our cost structure and pricing strategies on a market-by-market basis. We believe our ability to differentiate ourselves on the basis of quality provides an opportunity for us to gain market share and increase our share of business with existing customers.
We believe we have strong management systems in place, which will allow us to manage our operating resources and associated expenses relative to market conditions. We believe our services often generate margins superior to our competitors based upon the differential quality of our performance, and that these margins can contribute to free cash flow generation. The required investment in our business includes both working capital (principally for account receivables growth tied to increasing revenues) and capital expenditures for both maintenance of existing assets and growth. Our required maintenance capital expenditures tend to be lower than other oilfield service providers due to the generally asset-lite nature of our services, the average age of our assets and our ability to charge back a portion of asset maintenance to customers for a number of our assets.
The Spin-off
On September 14, 2018, we completed our spin-off from KLX and became an independent, publicly-traded company. In connection with the consummation of the spin-off, KLX Energy Services entered into a number of agreements with KLX. All services under the transition services agreement with KLX were terminated prior to October 31, 2018, and amounts under such agreement were not material for the year ended January 31, 2019. In addition, our undrawn $100.0 asset-based revolving credit facility (“ABL Facility”) is available for borrowing for working capital and other general corporate purposes. The approximately $60.0 availability under the ABL Facility is tied to the aggregate amount of our accounts receivable and inventory that satisfy specified criteria and is subject to further limitation based upon our maintaining a minimum fixed charge coverage ratio. We issued $250.0 principal amount of 11.5% senior secured notes due 2025 (the “Notes”) and, depending on market conditions, we may incur other indebtedness in the future to make additional acquisitions and/or provide for additional cash on the balance sheet, which could be used for future acquisitions.
For the years ended January 31, 2019 and 2018, selling, general and administrative (“SG&A”) expense included allocations of general corporate expenses from KLX for periods through September 14, 2018, the date of the spin-off. The historical consolidated statements of (loss) earnings for periods prior to the spin-off reflect allocations of general corporate expenses from KLX, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Our management considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, KLX Energy Services during such periods. The allocations may not, however, reflect the expense we would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if we had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure. See Note 1. “Description of Business and Summary of Significant Accounting Policies” to our audited consolidated financial statements included elsewhere in this Form 10-K for a description of the costs allocated, the methods of allocation, the reasons for the allocations and how our actual costs may differ from the amounts allocated under the ownership of KLX.
Key Financial Performance Indicators
We recognize the highly cyclical nature of our business and the need for metrics to (1) best measure the trends in our operations and (2) provide baselines and targets to assess the performance of our managers.
The metrics we regularly monitor within each of our geographic reporting regions include:
•
Variable cost by service;

•
Asset utilization by service; and

•
Revenue growth by service.

The measures we believe most effective to monitor and consider when rewarding management performance include:
•
Revenue growth rate;

•
EBITDA growth rate;

•
EBITDA margin;

•
Return on invested capital;

•
Cash flow generation after investments in the business; and

•
Effectiveness of our health, safety and environmental practices.

Our experience has shown us that measuring our performance is most meaningful when compared against our peers on a relative basis. Our compensation committee engages its own compensation consultant to recommend performance metrics and targets for our employees.
Year Ended January 31, 2020 Compared to Year Ended January 31, 2019
The following is a summary of revenues by segment:
	Year Ended		Percent Change
	January 31, 2020	January 31, 2019
Southwest	$177.9	$186.2	(4.5)%
Rocky Mountains	216.4	179.7	20.4%
Northeast/Mid-Con	149.7	129.4	15.7%
Total revenues	$544.0	$495.3	9.8%
Revenues for the year ended January 31, 2020 were $544.0, an increase of $48.7, or 9.8%, as compared to the prior year. Revenue growth reflects the addition of coil tubing, flow back and testing services and intervention product service lines during Fiscal 2019, offset by the impact from the aforementioned second half deterioration in industry conditions. Revenues in the first half of Fiscal 2019 increased by approximately $82.5 as compared with the same period in the prior year; revenues in the second half of Fiscal 2019 were approximately $33.8 lower than the same period in the prior year. On a product line basis, completion and intervention services revenues increased approximately 15.3% and 8.9%, respectively, while production revenues declined approximately 3.4%.
Cost of sales for the year ended January 31, 2020 was $470.0, or 86.4% of sales, including $7.2 of Costs as Defined, as compared to the prior year period of $370.4, or 74.8% of sales. Excluding the $7.2 of Costs as Defined ($0.4 in the prior year period), cost of sales was $462.8, or 85.1% of revenues ($370.0, or 74.7% of revenues, in the prior year period), and increased by $92.8 as compared to the prior year period. Cost of sales increased primarily due to the under-absorption of fixed costs as a result of the abrupt deterioration in demand during the second half of 2019 as well as the startup costs associated with the roll out of flowback and testing services and costs to support the roll out of the coiled tubing PSL in both the Northeast/Mid-Con and Rocky Mountains segments.
SG&A expenses for the year ended January 31, 2020, inclusive of Costs as Defined of $17.3, were $100.0, or 18.4% of revenues, as compared with $100.4, or 20.3% of revenues (which included $30.2 of spin-off costs and expenses), in the prior year period. Excluding the Costs as Defined in the current year period ($30.2 in the prior year period), SG&A expenses were $82.7, or 15.2% of revenues, as compared with $70.2, or 14.2% of revenues, in the prior year period. Research and development costs were $2.7 in the current year period as compared to $2.4 in the prior year period, reflecting our continued focus on in-house research and development to deploy new specialized and proprietary tools and equipment.
As previously described above and in Note 4 to our audited consolidated financial statements included elsewhere in this Form 10-K, we recorded $47.0 of goodwill impairment charges during the six months ended January 31, 2020. Approximately $22.4 of this charge was attributable to goodwill in the Southwest segment and $24.6 was attributable to goodwill in the Northeast/Mid-Con segment.
Operating loss and operating margin, including Costs as Defined of $24.5 and the goodwill impairment charges of $47.0, were $(75.7) and (13.9)%, respectively. Exclusive of the $24.5 of Costs as Defined ($30.6 in the prior year period) and the $47.0 goodwill impairment charge, current period operating loss was $(4.2) as compared to operating earnings of $52.7 in the prior year period. As previously discussed, operating results were negatively impacted by a number of customers suspending operations for the balance of the year in the Rocky Mountains and Northeast/Mid-Con segments, increased pricing pressure, particularly from natural gas customers in the Northeast/Mid-Con segment, low utilization of wireline assets in the Southwest segment due to our decision not to deploy these assets at pricing offered by our competitors, startup costs associated with the roll out of flowback and testing services and costs to support the roll out of the coiled tubing PSL in both the Northeast/Mid-Con and Rocky Mountains segments.
Income tax benefit was $8.5 for the year ended January 31, 2020, as compared to $0.6 of income tax expense in the prior year period, reflecting the effective tax rate of approximately 8.1% resulting primarily from the benefit recorded in the fourth quarter of Fiscal 2019. The income tax benefit relates to the reduction of the valuation allowance relative to acquired Red Bone and Tecton’s deferred tax liabilities via purchase accounting of approximately $8.9. The benefit is partially offset by current state tax expense of $0.4. Aside from a negligible amount of state and local taxes, there was no income tax expense in the prior year due to the fact that we had established a full valuation allowance against our net deferred tax asset.
Net loss for the year ended January 31, 2020 was $(96.4) as compared to net earnings of $14.4 in the prior year period for the reasons mentioned above as well as $29.2 of interest expense ($7.1 in the prior year period).
Segment Results
The following is a summary of operating (loss) earnings by segment:
	Year Ended		Percent Change
	January 31, 2020	January 31, 2019
Southwest	$(54.3)	$3.2	nm
Rocky Mountains	10.1	5.5	83.6%
Northeast/Mid-Con	(31.5)	13.4	(335.1)%
Total operating (loss) earnings	$(75.7)	$22.1	(442.5)%
For the year ended January 31, 2020, Rocky Mountains segment revenues of $216.4 increased by 20.4%, driven by increases in completions, intervention and production of 33.6%, 8.8% and 4.8%, respectively. The Rocky Mountains segment experienced an increase in the number of customers served, increased activity across substantially all product lines, improved adoption rates of recently introduced proprietary tools, including the HydroPullTM tool in combination with our proprietary motor bearing assembly, and dissolvable plugs, as well as approximately $23.1 of growth from the addition of Tecton flowback and testing revenues. The revenue increases were partially offset by a number of customers suspending operations for the latter part of the year due to budget exhaustion and E&P companies’ intense focus on capital discipline and free cash flow generation. Operating earnings and operating margin were approximately $10.1 and 4.7%, increases of 83.6% and 160 basis points, respectively, as compared to the prior year period.
For the year ended January 31, 2020, Northeast/Mid-Con segment revenues of $149.7 increased by approximately 15.7% driven by increases in completions and intervention of 9.1% and 46.6%, respectively, partially offset by a decrease in production of 0.6%. The Northeast/Mid-Con segment experienced an increase in the number of customers served, improved adoption rates of proprietary tools and the March 2019 acquisition of Red Bone. These increases were offset by a number of customers suspending operations for the latter part of the year due to budget exhaustion and E&P companies’ intense focus on capital discipline and free cash flow generation, along with lower activity levels among certain other customers, particularly from natural gas customers. The Northeast/Mid-Con segment has the highest exposure, as a percentage of revenues, to natural gas customers. Natural gas rigs declined by almost 43% as compared with February 2019. As a result of the aforementioned industry conditions and associated goodwill impairment charge of $24.6, as well as unabsorbed fixed costs related to the Red Bone acquisition and the aforementioned subsequent abrupt decline in demand, operating loss and operating margin for the current period were $(31.5) and (21.0)%, respectively.
For the year ended January 31, 2020, Southwest segment revenues of $177.9 decreased 4.5% primarily due to decreases in intervention and production of 18.9% and 21.3%, respectively, partially offset by an increase in completions of 4.5%. The decrease in Southwest segment revenues was primarily driven by lower overall activity levels due to budget exhaustion and E&P companies’ intense focus on capital discipline and free cash flow generation and a decline in wireline revenues as we continued to warm stack the vast majority of our Permian based wireline assets in the weak demand and pricing environment. The decreases were partially offset by the addition of revenues from the Motley acquisition. The Southwest segment also incurred costs to support the rollout of the coiled tubing PSL in both the Northeast/Mid-Con and the Rocky Mountains segments. Primarily as a result of the factors described above, as well as the goodwill impairment attributable to the Southwest segment of $22.4, operating loss was $(54.3) for the year ended January 31, 2020.
Year Ended January 31, 2019 Compared to Year Ended January 31, 2018
The following is a summary of revenues by segment:
	Year Ended		Percent Change
	January 31, 2019	January 31, 2018
Southwest	$186.2	$109.5	70.0%
Rocky Mountains	179.7	127.0	41.5%
Northeast/Mid-Con	129.4	84.0	54.0%
Total revenues	$495.3	$320.5	54.5%
Fiscal 2018 revenues were $495.3, an increase of $174.8, or 54.5%, as compared with the same period of the prior year. Revenue growth was driven by a 70.0% increase in Southwest revenues, a 41.5% increase in Rocky Mountains revenues and a 54.0% increase in Northeast/Mid-Con revenues, reflecting a double-digit percentage increase in the number of new customers and a significant increase in the breadth of services provided to existing customers along with the contribution of the Motley acquisition in the Southwest. Year-over-year product line revenue growth for completion, production and intervention services was 77.2%, 50.4% and 21.0%, respectively.
Cost of sales for Fiscal 2018, including $0.4 of Fiscal 2018 Costs as Defined, was $370.4, or 74.8% of sales, as compared to $269.1, or 84.0% of sales, in the prior year. Cost of sales as a percentage of revenues improved by approximately 920 basis points, due to substantially improved results at all three segments of our business resulting from improved market conditions, increased sales of higher margin PSLs and operating leverage.
SG&A expense during Fiscal 2018 was $100.4, or 20.3% of revenues, as compared with $73.4, or 22.9% of revenues, in the prior year. SG&A, as a percentage of revenues, decreased by approximately 260 basis points as compared with the prior year primarily due to increased operating leverage as the 54.5% increase in revenues outpaced the 36.8% increase in SG&A. Excluding the $30.2 of Fiscal 2018 Costs as Defined ($3.3 in the prior year period), SG&A was $70.2, or 14.2% of revenues, and as a percentage of revenues, improved approximately 770 basis points for Fiscal 2018 as compared with the prior year primarily due to the increased operating leverage and a $4.0 gain on the divestiture of certain assets in the Northeast/Mid-Con segment, which was partially offset by new product introduction costs and Motley integration costs. Research and development costs for Fiscal 2018 were $2.4 as compared to $2.0 in the prior year, reflecting our continued focus on in-house research and development to deploy new specialized and proprietary tools.
Operating earnings were $22.1, including the $30.6 of Fiscal 2018 Costs as Defined discussed above, as compared to a loss of $(24.0) in the prior year. Exclusive of Fiscal 2018 Costs as Defined, operating earnings of $52.7 for the year ended January 31, 2019 increased by $73.1 reflecting a higher level of activity by our customers throughout our geographic regions and incremental operating leverage. The continued recovery in the major oil and gas producing basins of the onshore U.S. market has resulted in increased demand for our products and services. Additionally, we believe incremental growth has been driven by differentiation in our products and services due to successful R&D initiatives and the quality and depth of our personnel.
Income tax expense for Fiscal 2018 was $0.6 reflecting the effective tax rate of approximately 4% resulting primarily from state and local taxes. The statutory tax rate of 21% offset by a benefit from the

Company’s deferred tax assets resulted in no additional tax expense. Aside from a negligible amount of state and local taxes, there was no income tax expense in the prior year due to the fact that we had established a full valuation allowance against our net deferred tax asset.
Net earnings were $14.4 for Fiscal 2018 as compared to a net loss of $(24.1) in the prior year. Net earnings were favorably impacted by the improvements in pricing and activity driven by the overall improvement in the oil and gas sector offset by the $30.6 of aforementioned Fiscal 2018 Costs as Defined.
Segment Results
The following is a summary of operating earnings (loss) by segment:
	Year Ended		Percent Change
	January 31, 2019	January 31, 2018
Southwest	$3.2	$(12.8)	125.0%
Rocky Mountains	5.5	(0.8)	787.5%
Northeast/Mid-Con	13.4	(10.4)	228.8%
Total operating earnings (loss)(1)	$22.1	$(24.0)	192.1%

(1)
During the year ended January 31, 2019, we incurred approximately $30.6 of Fiscal 2018 Costs as Defined ($3.6 in the prior year).

For Fiscal 2018, Southwest revenues of $186.2 increased by $76.7, or 70.0%, as compared to the prior year, driven primarily by significant increases in both the number of active customers and the breadth of services provided to existing customers. The Southwest also benefited from the newly introduced PSLs, including the downhole product solutions PSL, and the addition of Motley’s large diameter coiled tubing business. Revenues from completion, production and intervention activities increased approximately 87.3%, 66.5% and 36.9%, respectively. Southwest operating earnings of $3.2 improved by $16.0, including the negative impact of $10.2 of Fiscal 2018 Costs as Defined ($1.2 in the prior year), reflecting the increased demand for our products and services and operating leverage inherent in our cost and operating structure.
For Fiscal 2018, Rocky Mountains revenues of $179.7 increased by $52.7, or 41.5%, driven primarily by significant increases in both the number of active customers and the breadth of services provided to existing customers. Revenues from completion and production activities increased approximately 75.5% and 40.2%, respectively. Rocky Mountains operating earnings of $5.5 improved by $6.3, including the negative impact of $11.9 of Fiscal 2018 Costs as Defined ($1.4 in the prior year), reflecting the increased demand for our products and services and operating leverage inherent in our cost and operating structure.
For Fiscal 2018, Northeast/Mid-Con revenues of $129.4 increased by $45.4, or 54.0%, also driven primarily by significant increases in both the number of active customers and the breadth of services provided to existing customers. Revenues from completion, production and intervention activities increased approximately 63.4%, 53.9% and 37.9%, respectively. Northeast/Mid-Con operating earnings of $13.4 improved by $23.8, including the $4.0 gain on the sale of assets no longer deployed and the negative impact of $8.5 of Fiscal 2018 Costs as Defined ($1.0 in the prior year), reflecting the increased demand for our products and services and operating leverage inherent in our cost and operating structure.
Liquidity and Capital Resources
Current Financial Condition
Cash on hand at January 31, 2020 decreased by $40.3 as compared with cash on hand at January 31, 2019 primarily as a result of $70.8 of capital expenditures and $27.6 related to the acquisition of Red Bone and Tecton, offset by cash flows from operating activities of $58.1. Our liquidity requirements consist of working capital needs and ongoing capital expenditure requirements. Our primary requirements for working capital are directly related to the level of our operations. Our pre-spin-off sources of liquidity historically were from advances from KLX and cash flow from operations.

Working Capital
Working capital as of January 31, 2020 was $163.7, a decrease of $59.4 as compared with working capital at January 31, 2019. As of January 31, 2020, total current assets decreased by $79.8 and total current liabilities decreased by $20.4. The decrease in current assets was primarily related to a decrease in accounts receivable of $40.4 and a decrease in cash and cash equivalents of $40.3. The decrease in total current liabilities was primarily due to a decrease in accounts payable of $15.9.
Working capital as of January 31, 2019 was $223.1, an increase of $185.0 as compared with working capital at January 31, 2018. As of January 31, 2019, total current assets increased by $222.2 and total current liabilities increased by $37.2. The increase in current assets was primarily related to an increase in cash of $163.8. The increase in total current liabilities was primarily due to an increase in accounts payable of $15.5 and accrued liabilities of $14.5.
Cash Flows
Net cash flows provided by operating activities was $58.1 for the year ended January 31, 2020 as compared to $62.0 in the prior year, primarily reflecting a $110.8 decrease in net earnings adjusted for non-cash depreciation and amortization of $64.1 ($41.5 in the prior year), impairment charge of $47.0 (none in the prior year) and a decrease in accounts receivable of $39.9 ($23.2 increase in the prior year). Net cash flows used in investing activities was $97.7 for the year ended January 31, 2020 as compared to $214.1 in the prior year, and were primarily related to capital expenditures of $70.8 ($84.0 in the prior year) and the acquisition of Red Bone and Tecton for $27.6 ($140.0 in the prior year related to the acquisition of Motley). Net cash flows used in financing activities was $0.7 for the year ended January 31, 2020, as compared to net cash flows provided by financing activities of $315.9 in the prior year, and primarily reflect $1.5 cash proceeds from restricted stock issuance offset by $1.2 of common stock repurchased and $1.0 for restricted stock cancelled for taxes (none in the prior year).
Net cash flows provided by operating activities was $62.0 for the year ended January 31, 2019 as compared to net cash used in operating activities of $9.4 in the prior year, primarily reflecting a $38.5 increase in net earnings adjusted by depreciation and amortization of $41.5 ($33.5 in the prior year) and a $17.5 increase in accounts payable and accrued liabilities ($18.4 increase in the prior year) offset by a $23.2 increase in accounts receivable ($43.0 increase in the prior year). Net cash used in investing activities was $214.1 for the year ended January 31, 2019, as compared to $48.8 in the prior year, and were primarily related to capital expenditures of $84.0 ($49.4 in the prior year), including $5.2 in deposits on capital expenditures to be received in 2019, and the acquisition of Motley for $140.0. Net cash flows provided by financing activities was $315.9 for the year ended January 31, 2019, as compared to $58.2 in the prior year, and primarily reflect $250.0 of proceeds from long-term debt and $75.2 of aggregate pre-spin-off net funding from our Former Parent ($58.2 in the prior year), offset by $9.3 of debt offering costs.
Capital Spending
Our capital expenditures were $70.8 (net of $9.8 in deposits accounted for as capital expenditures in a prior period), $84.0 (including $5.2 in deposits on equipment) and $49.4 during the years ended January 31, 2020, 2019 and 2018, respectively. We currently expect to incur approximately $25 to $30 in capital expenditures for the year ending January 31, 2021, based on current industry conditions and our recent significant investments in capital expenditures over the past several years.
The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We continually evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. We expect to fund future capital expenditures from cash on hand and cash flow from operations. We have funds available from our ABL Facility (under which the amount of availability depends in part on a borrowing base tied to the aggregate amount of our accounts receivable and inventory satisfying specified criteria and our compliance with a minimum fixed charge coverage ratio).
Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, the level of drilling, completion, intervention and production activity for North American onshore oil and natural gas resources, and financial and business and other factors, many of which are beyond our control. We believe that our cash flows, together with cash on hand, will provide us with the ability to fund our operations and make planned capital expenditures for at least the next 12 months. We have funds available under our ABL Facility (under which the amount of availability depends in part on a borrowing base tied to the aggregate amount of our accounts receivable and inventory satisfying specified criteria and our compliance with a minimum fixed charge coverage ratio).
Financing Arrangements
We entered into a $100.0 ABL Facility on August 10, 2018. The ABL Facility became effective on September 14, 2018, the date of the spin-off, and is scheduled to mature in September 2023. Borrowings under the ABL Facility bear interest at a rate equal to the London interbank offered rate (“LIBOR”) (as defined in the ABL Facility) plus the applicable margin (as defined). Availability under the ABL Facility is tied to a borrowing base formula and the ABL Facility has no maintenance financial covenants as long as we maintain a minimum level of borrowing availability. The ABL Facility is secured by, among other things, a first priority lien on our accounts receivable and inventory and contains customary conditions precedent to borrowing and affirmative and negative covenants, all of which were met as of January 31, 2020. No amounts were outstanding under the ABL Facility as of January 31, 2020. The effective interest rate under the ABL Facility would have been approximately 3.8% on January 31, 2020.
In conjunction with the acquisition of Motley, we issued $250.0 of Notes due 2025 offered pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act. On a net basis, after taking into consideration the debt issue costs for the Notes, total net proceeds were $242.0, which a portion was used to acquire Motley, and the balance is available for general corporate purposes including potential acquisitions.
We believe our cash at January 31, 2020 of $123.5 along with $60.0 of availability under our $100 undrawn ABL Facility, provide us with the ability to fund our operations, make planned capital expenditures, repurchase our debt or equity securities, meet our debt service obligations and provide funding for potential future acquisitions. During periods in which our fixed charge coverage ratio as determined under the ABL Facility is not at least 1:1 for the trailing four quarters for which financial statements have been delivered, the amount of availability under the ABL facility will be reduced by the greater of $10.0 or 15% of the borrowing base.
Contractual Obligations
The following table reflects our contractual obligations and commercial commitments as of January 31, 2020. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires performance by us or our subsidiaries pursuant to a funding commitment.
	Year Ending January 31,
Contractual Obligations	2021	2022	2023	2024	2025	Thereafter	Total
Long-term debt and other non-current liabilities	$0.5	$0.2	$0.2	$0.2	$0.2	$252.1	$253.4
Operating leases	27.4	17.0	10.2	8.6	6.6	2.4	72.2
Future interest and fees on outstanding debt(1)	29.3	29.3	29.3	29.1	28.8	28.7	174.5
Total	$57.2	$46.5	$39.7	$37.9	$35.6	$283.2	$500.1
Commercial Commitments
Letters of credit	$0.8	—	—	—	—	—	$0.8

(1)
Interest payments include interest payments due on the Notes based on the stated rate of 11.5%. To the extent we incur interest on the ABL Facility, interest payments would fluctuate based on LIBOR or the prime rate pursuant to the terms of the ABL Facility.

Off-Balance Sheet Arrangements
Lease Arrangements
We finance our use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on our consolidated balance sheets. At January 31, 2020, future minimum lease payments under these arrangements approximated $72.2, of which $24.7 is related to long-term real estate leases.
Rent expense for the years ended January 31, 2020, 2019 and 2018 was $44.3, $29.5 and $19.7, respectively.
Indemnities, Commitments and Guarantees
In the normal course of our business, we make certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies and, in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments we could be obligated to make. However, we are unable to estimate the maximum amount of liability related to our indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Our management believes that any liability for these indemnities, commitments and guarantees would not be material to our consolidated financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.
We have employment agreements with certain key members of management expiring on various dates. Our employment agreements generally provide for certain protections in the event of a change of control. These protections generally include the payment of severance and related benefits under certain circumstances in the event of a change of control.
Seasonality
Our operations are subject to seasonal factors and our overall financial results reflect seasonal variations. Specifically, we typically have experienced a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions. During the winter months (first and fourth quarters) and periods of heavy snow, ice or rain, particularly in our Rocky Mountains and Northeast/Mid-Con segments, our customers may delay operations or we may not be able to operate or move our equipment between locations. Also, during the spring thaw, which normally starts in late March and continues through June, some areas may impose transportation restrictions to prevent damage caused by the spring thaw. Lastly, throughout the year, heavy rains adversely affect activity levels, as well locations and dirt access roads can become impassible in wet conditions. Weather conditions also affect the demand for, and prices of, oil and natural gas and, as a result, demand for our services. Demand for oil and natural gas is typically higher in the fourth and first quarters, resulting in higher prices in these quarters.
Backlog
We operate under master service agreements (“MSAs”) with our E&P customers, which set forth the terms and conditions for the provision of services and related tools and equipment. Completion services are typically based on a day rate with rates based on the type of equipment and competitive conditions. As a result, we do not record backlog.
Effect of Inflation
Inflation has not had and is not expected to have a significant effect on our operations.

Critical Accounting Policies
The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. We provide expanded discussion of our more significant accounting policies, estimates and judgments below. We believe that most of these accounting policies reflect our more significant estimates and assumptions used in preparation of our consolidated financial statements.
Emerging Growth Company Status
We are an “emerging growth company” and are entitled to take advantage of certain relaxed disclosure requirements. We intend to operate under certain reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our consolidated financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable.
Revenue from Contracts with Customers
Under ASC Topic 606, we recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. To determine revenue recognition for arrangements that we determine are within the scope of ASC Topic 606, we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) we satisfy a performance obligation. We recognize revenue in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.
Service revenues are recorded over time throughout and for the duration of the service period. Contracts are pursuant to an MSA combined with a completed field ticket or a work order, which sets forth the details of the specific transaction, including pricing.
Revenues from product sales are recognized when the customer obtains control of our product, which occurs at a point in time, typically upon delivery in accordance with the terms of the field ticket or work order. We provide allowances for credits, based on historic experience, and adjust such allowances as considered necessary.
We operate under MSAs with our oil and gas customers, which set forth the terms and conditions for the provision of services. Service contracts are typically based on a day rate with rates based on the type of equipment and competitive conditions. As a result, we do not record backlog.
Accounts Receivable
We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. The allowance for doubtful accounts at January 31, 2020 and 2019 was $12.9 and $3.1, respectively.
Long-Lived Assets and Goodwill
In accordance with ASC 350, Intangibles — Goodwill and Other (“ASC 350”), we assess goodwill and indefinite life intangible assets for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value.
During Fiscal 2019, the abrupt deterioration in industry conditions, which accelerated through the end of our fourth quarter, was driven by a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. The decline in E&P activity resulted in lower demand levels and lower current and expected revenues. As a result, during the three months ended October 31, 2019, we performed an interim goodwill impairment test and a long-lived asset recoverability test.
The valuation of the company and its reportable segments’ goodwill impairment test was estimated using the guideline public company analysis and the discounted cash flow analysis, which were equally weighted in the fair value analysis. See Note 12. “Fair Value Information” to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information regarding the fair value determination. The results of the goodwill impairment test as of October 31, 2019, indicated that goodwill was impaired because the carrying value of two of the reporting units exceeded the fair value, which resulted in a $47.0 goodwill impairment charge for Fiscal 2019. Due to continued deterioration in industry conditions, which accelerated through the end of our fourth quarter, the quantitative goodwill impairment test was performed again as of December 31, 2019 for the Rocky Mountains segment, which concluded that the fair value of the reporting unit exceeded the carrying value.
In accordance with ASC 360, Property, Plant and Equipment, we assess long-lived assets, such as property and equipment and purchased intangibles subject to amortization, for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Based on the impairment indicators above, we performed a long-lived asset impairment analysis during the three months ended October 31, 2019 and December 31, 2019 and concluded that the undiscounted cash flows of the long-lived assets exceeded the carrying amount of each segment’s asset group in both periods. For the years ended January 31, 2020, 2019 and 2018, there were no impairments of long-lived assets. See Note 4. “Goodwill and Intangible Assets, Net” to our audited consolidated financial statements included elsewhere in this Form 10-K for additional information regarding our goodwill and long-lived assets as of January 31, 2020.
ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
At January 31, 2020 and 2019, we held no significant derivative instruments that materially increased our exposure to market risks for interest rates, foreign currency rates, commodity prices or other market price risks.
Interest Rate Risk — Under our ABL Facility, we have interest rate exposure arising from variable interest as any borrowings would be impacted by changes in short-term interest rates.
As of January 31, 2020, we maintained a portfolio of cash and securities consisting mainly of taxable, interest-bearing deposits with weighted average maturities of less than three months. If short-term interest rates were to increase or decrease by 10%, we estimate interest income would increase or decrease by approximately $0.1.
Commodity Price Risk — Fuel purchases expose us to commodity price risk. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Historically, we have been able to pass along price increases to our customers, but we may be unable to do so in the future. We generally do not engage in commodity price hedging activities.
ITEM 8.
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this section is set forth beginning on page F-70 of this Form 10-K.
ITEM 9.
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.
ITEM 9A.   CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our Chairman, Chief Executive Officer and President and our Senior Vice President and Chief Financial Officer, of the effectiveness, as of January 31, 2020, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our Chairman, Chief Executive Officer and President and our Senior Vice President and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of January 31, 2020.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the quarter ended January 31, 2020 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of KLX Energy Services Holdings, Inc. (“KLX Energy Services” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers, and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles.
The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and the receipts and expenditures of the Company are being made only in accordance with authorizations of the management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of January 31, 2020. The Company acquired the Tecton Energy Services business on March 19, 2019 (“Tecton”). Management excluded from its assessment the internal control over financial reporting at the portion of the Tecton business which has not yet been integrated and whose financial statements constitute approximately 2% of total assets and approximately 4% of revenues of the consolidated financial statement amounts as of and for the year ended January 31, 2020. In making the assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). Based on its assessment, management believes that, as of January 31, 2020, the Company’s internal control over financial reporting is effective.
The independent registered public accounting firm that audited the financial statements included in this annual report has issued an attestation report on the Company’s internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION
None.

PART III
ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Our Executive Officers
The following table sets forth information regarding our executive officers as of March 24, 2020.
Name and Title	Business Experience
Amin J. Khoury − Chief Executive Officer, Chairman and President	Amin J. Khoury has served as Chief Executive Officer, Chairman of the Board of Directors and President of KLX Energy Services Holdings, Inc. since September 2018. Previously, Mr. Khoury served as Chief Executive Officer and Chairman of the Board of Directors of KLX Inc. from its formation in December 2014 until its sale to The Boeing Company in October 2018. Mr. Khoury co-founded B/E Aerospace in July 1987 and served as its Chairman of the Board until its sale to Rockwell Collins in April 2017. Mr. Khoury served as Chief Executive Officer of B/E Aerospace from December 31, 2005 through December 31, 2013. Mr. Khoury also served as the Co-Chief Executive Officer of B/E Aerospace from January 1, 2014 to December 16, 2014. Mr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until July 2014 and was a director of Synthes Incorporated until its acquisition by Johnson & Johnson in 2012. Mr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors. Mr. Khoury has served as a member of the Board of Trustees of Northeastern University since July 2018 and received an honorary doctorate in entrepreneurship from Northeastern University in May 2019.
Thomas P. McCaffrey − Senior Vice President and Chief Financial Officer	Thomas P. McCaffrey has served as Senior Vice President and Chief Financial Officer of KLX Energy Services Holdings, Inc. since September 2018. Previously, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a CPA for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University, Chairman of its Development Committee and a member of its Audit Committee.
Gary J. Roberts − Vice President and General Manager	Gary Roberts has served as Vice President and General Manager of KLX Energy Services Holdings, Inc. since September 2018. Previously, Mr. Roberts served as Vice President and General Manager of the Energy Services Group segment of KLX Inc. from December 2014 until September 2018, and as Vice President and General Manager, Energy Services Group of B/E Aerospace from April 2014 to December 2014. Previously, Mr. Roberts was the Chief Executive Officer of Vision Oil Tools, LLC, a private energy services company, from 2010 until its acquisition by B/E Aerospace in April 2014. Before that, Mr. Roberts was General Manager for Complete Production Services, Inc. and worked for Weatherford International from 1991 to 2008, holding management positions with increasing levels of responsibility in Singapore, China, Indonesia and Qatar. Mr. Roberts brings to KLX Energy Services over 30 years of oilfield experience.

Our Board of Directors
The following table sets forth information regarding our directors as of March 24, 2020. The table contains each person’s biography as well as the qualifications and experience each person brings to our Board. Our Board consists of eight members, seven of whom will meet applicable regulatory and exchange listing independence requirements.
Name and Title		Business Experience and Director Qualifications
Amin J. Khoury Chairman	80	Amin J. Khoury has served as our Chairman of the Board of Directors, Chief Executive Officer and President since September 2018. Mr. Khoury served as Chairman and Chief Executive Officer of KLX Inc. from its spin-off from B/E Aerospace in December 2014 until its sale to The Boeing Company in October 2018. Mr. Khoury co-founded B/E Aerospace in July 1987 and served as its Chairman of the Board until its sale to Rockwell Collins in April 2017. Mr. Khoury served as Chief Executive Officer of B/E Aerospace from December 31, 2005 through December 31, 2013. Mr. Khoury also served as the Co-Chief Executive Officer of B/E Aerospace from January 1, 2014 to December 16, 2014. Mr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until July 2014. Mr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors. During his time at B/E Aerospace, Mr. Khoury was primarily responsible for the development and execution of B/E Aerospace’s business strategies that resulted in its growth from a single product line business with $3.0 million in annual sales, to the leading global manufacturer of commercial aircraft and business jet cabin interior products and the world’s leading distributor of aerospace consumable products, with annual revenues in 2013 of $3.5 billion. Mr. Khoury also led the founding and growth of the KLX Aerospace Solutions Group from a single acquisition in 2001 through nine additional acquisitions, transforming it into a leading independent company in its industry. During his time at B/E Aerospace and KLX Inc., Mr. Khoury oversaw the expansion into the oilfield services industry and formation of our company through the combination and integration of seven private oilfield service companies. Mr. Khoury led the strategic planning and acquisition strategies of B/E Aerospace and KLX Inc. as well as their operational integration and execution strategies. He is a highly effective leader in organizational design and development matters and has been instrumental in identifying and attracting both our managerial talent and Board members. He has an intimate knowledge of the company, its industry and its competitors which he has gained over the last 32 years at B/E Aerospace, KLX Inc. and KLX Energy Services Holdings, Inc. All of the above experience and leadership roles uniquely qualify Mr. Khoury to serve as our company’s Chairman of the Board.
John T. Collins Director	73	John T. Collins has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. From 1986 to 1992, Mr. Collins served as the President and Chief Executive Officer of Quebecor Printing (USA) Inc., which was formed in 1986 by a merger with Semline Inc., where he had served in various positions since 1968, including since 1973 as President. During his term, Mr. Collins guided Quebecor Printing (USA) Inc. through several large acquisitions and situated the company to become one of the leaders in the industry. From 1992 to 2017, Mr. Collins was the Chairman and Chief Executive Officer of The Collins Group, Inc., a manager of a private securities portfolio and minority interest holder in several privately held companies. Mr. Collins currently serves on the Board

Name and Title		Business Experience and Director Qualifications
		of Directors of Federated Funds, Inc. and has served on the Board of Directors for several public companies, including Bank of America Corp. and FleetBoston Financial. In addition, Mr. Collins has served as Chairman of the Board of Trustees of his alma mater, Bentley University. Our Board benefits from Mr. Collins’s many years of experience in the management, acquisition and development of several companies.
Peter V. Del Presto Director	69	Peter V. Del Presto has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Del Presto is an adjunct professor of finance at the University of Pittsburgh, where he teaches courses covering capital markets, advanced valuation methods and private equity. From 1985 until his retirement in 2010, Mr. Del Presto was a partner with PNC Equity Partners, a private equity firm and an affiliate of PNC Bank targeting middle-market companies for acquisition and investment. During his 25 years at PNC Equity Partners, Mr. Del Presto led the firm’s investment in 35 companies and participated as a member of the firm’s Investment Committee in over 200 investments. Mr. Del Presto was PNC Equity Partner’s representative on the boards of 24 companies where he was responsible for the development of value creation strategies in each. Mr. Del Presto is a member of the Board of Advisors of Sabert Corporation and the principal shareholder of two smaller companies. Mr. Del Presto is also a licensed private pilot. Our Board benefits from Mr. Del Presto’s background in engineering and business administration, his expertise in the field of finance, and 25 years of experience in the acquisition, investment and development of numerous companies.
Richard G. Hamermesh Director	72	Richard G. Hamermesh has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Dr. Hamermesh is a Senior Fellow at the Harvard Business School, where he was formerly the MBA Class of 1961 Professor of Management Practice from 2002 to 2015. From 1987 to 2001, he was a co-founder and a Managing Partner of The Center for Executive Development, an executive education and development consulting firm. From 1976 to 1987, Dr. Hamermesh was a member of the faculty of Harvard Business School. He is also an active investor and entrepreneur, having participated as a principal, director and investor in the founding and early stages of more than 15 organizations. Dr. Hamermesh is a member of the Board of Directors of SmartCloud, Inc. and was a director of B/E Aerospace, Inc. until its sale to Rockwell Collins in April 2017, and a director of Rockwell Collins from April 2017 until its sale to United Technologies Corporation in November 2018. Our Board benefits from Dr. Hamermesh’s education and business experience as co-founder of a leading executive education and consulting firm, as president, founder, director and co-investor in over 15 early stage businesses, and his 28 years as a Professor of Management Practice at Harvard Business School, where he has led MBA candidates through thousands of business case studies, as well as his intimate knowledge of our business and industry.
Benjamin A. Hardesty Director	70	Benjamin A. Hardesty has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Hardesty has been the owner of Alta Energy LLC, a consulting business focused on oil and natural gas in the Appalachian Basin and onshore United States since,

Name and Title		Business Experience and Director Qualifications
		2010. In May 2010, Mr. Hardesty retired as president of Dominion E&P, Inc., a subsidiary of Dominion Energy engaged in the exploration and production of oil and natural gas in North America, a position he had held since September 2007. After joining Dominion Energy in 1995, Mr. Hardesty also served in other executive positions, including President of Dominion Appalachian Development, Inc. and General Manager and Vice President Northeast Gas Basin. Mr. Hardesty has served on the Board of Directors of Antero Resources Corporation since its initial public offering in October 2013. He previously was a member of the Board of Directors of Blue Dot Energy Services, LLC from 2011 until its sale to B/E Aerospace in 2013. From 1982 to 1995, Mr. Hardesty served as an officer and director of Stonewall Gas Company, and from 1978 to 1982 as vice president of operations of Development Drilling Corporation. Mr. Hardesty is director emeritus and past president of the West Virginia Oil & Natural Gas Association and past president of the Independent Oil & Gas Association of West Virginia. Mr. Hardesty serves on the Visiting Committee of the Petroleum Natural Gas Engineering Department of the College of Engineering and Mineral Resources at West Virginia University. Mr. Hardesty’s significant experience in the oil and natural gas industry, including in our areas of operation, make Mr. Hardesty well suited to serve as a member of our Board.
Stephen M. Ward, Jr. Director	64	Stephen M. Ward, Jr., has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is Chair of the Corporate Governance Committee and a member of the Human Resources and Science and Technology Committees. Mr. Ward previously served as President and Chief Executive Officer of Lenovo Corporation, which was formed by the acquisition of IBM Corporation’s personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward is a co-founder and Board member of C3.ai, a company that develops and sells internet of things software for analytics and control. Mr. Ward was previously a Board member and founder of E2open, a maker of enterprise software, and a Board member of E-Ink, a maker of high-tech screens for e-readers and computers, and the Chairman of the Board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale. Mr. Ward’s broad executive experience and focus on innovation enables him to share with our Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth, making him well suited to serve as a member of our Board.
Theodore L. Weise Director	75	Theodore L. Weise has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Weise is currently a business consultant and serves on the Board of Directors of Hawthorne Global Aviation Services. Mr. Weise joined Federal Express Corporation in 1972 during its formative years and retired in 2000 as its President and Chief Executive Officer. He held many officer positions, including Executive Vice President of World Wide Operations, and led the following divisions as its Senior Vice President: Air Operations, Domestic Ground

Name and Title		Business Experience and Director Qualifications
		Operations, Central Support Services, Business Service Center, and Operations Planning. Prior to joining Federal Express Corporation, Mr. Weise flew on the US Air Force F-111 as a Flight Test Engineer for General Dynamics Corp. He has previously served on the boards of Federal Express Corporation, Computer Management Sciences, Inc., ResortQuest International, Inc. and Pogo Jet, Inc. Mr. Weise is a member of the Missouri University of Science and Technology Board of Trustees, of which he was a past President. Mr. Weise is a jet rated Airline Transport Pilot with over 5,700 flight hours. He holds an Executive Masters Professional Director Certification from the American College of Corporate Directors. Our Board benefits from Mr. Weise’s extensive leadership experience.
John T. Whates, Esq. Director	72	John T. Whates has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Whates has been an independent tax advisor and involved in venture capital and private investing since 2005. He is a member of the Board of Dynamic Healthcare Systems, Inc., was a member of the board of Rockwell Collins from April 2017 until February 2018 and was the Chairman of the Compensation Committee of B/E Aerospace until its sale to Rockwell Collins in April 2017. From 1994 to 2011, Mr. Whates was a tax and financial advisor to B/E Aerospace, providing business and tax advice on essentially all of its significant strategic acquisitions. Previously, Mr. Whates was a tax partner in several of the largest public accounting firms, most recently leading the High Technology Group Tax Practice of Deloitte LLP in Orange County, California. He has extensive experience working with aerospace and other public companies in the fields of tax, equity financing and mergers and acquisitions. Mr. Whates is an attorney licensed to practice in California and was an Adjunct Professor of Taxation at Golden Gate University. Our Board benefits from Mr. Whates’ extensive experience, multi-dimensional educational background, and thorough knowledge of our business and industry.
Structure of the Board of Directors
Our Board is divided into three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our stockholders elect one class of our directors. The directors designated as Class II directors will be up for election at the 2020 Annual Meeting of Stockholders to be held in August 2020 and the directors elected at that meeting will have three-year terms expiring in August 2023. The directors designated as Class III directors will be up for election at the 2021 Annual Meeting of Stockholders and the directors elected at that meeting will have three-year terms expiring in August 2024. The directors designated as Class I directors will be up for election at the 2022 Annual Meeting of Stockholders and the directors elected at that meeting will have three-year terms expiring in August 2025.
Audit Committee
We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Messrs. Del Presto, Hardesty, Weise and Whates currently serve as members of the Audit Committee. Under the current SEC rules and the rules of Nasdaq, all of the members are independent. Our Board has determined that each of Messrs. Del Presto and Whates are “audit committee financial experts” in accordance with current SEC rules. All members of the Audit Committee are independent, as that term is used in Item 407 of Regulation S-K of the federal securities laws.

Compliance with Section 16(a) of the Exchange Act
Information on compliance with Section 16(a) of the Exchange Act will be set forth in the Proxy Statement or Annual Report on Form 10-K/A and is incorporated by reference herein.
Code of Business Conduct
Our Board has adopted a code of business conduct that applies to all our directors, officers and employees worldwide, including our principal executive officer, principal financial officer, controller, treasurer and all other employees performing a similar function. We maintain a copy of our code of business conduct, including any amendments thereto and any waivers applicable to any of our directors and officers, on our website at www.klxenergy.com.
ITEM 11.   EXECUTIVE COMPENSATION
Information set forth under the caption “Executive Compensation” in the Proxy Statement or Annual Report on Form 10-K/A is incorporated by reference herein.
ITEM 12.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information set forth under the caption “Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement or Annual Report on Form 10-K/A is incorporated by reference herein.
ITEM 13.
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information set forth under the caption “Certain Relationships and Related Party Transactions” in the Proxy Statement or Annual Report on Form 10- K/A is incorporated by reference herein.
ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
Information set forth under the caption “Principal Accountant Fees and Services” in the Proxy Statement or Annual Report on Form 10K/A is incorporated by reference herein.

PART IV
ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a)
Financial Statements

The information required by this item is contained under the section “Index to Consolidated Financial Statements and Schedule” beginning on page F-70 of this Form 10-K.
(b)
Exhibits

We are filing the following documents as exhibits to this Form 10-K:
Exhibit 2 — Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.1	Distribution Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.1 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.2	Employee Matters Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.2 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.3	IP Matters Agreement, dated as of July 13, 2018, by and among KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 2.3 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.4	Unit Purchase Agreement, dated as of October 22, 2018, by and among KLX Energy Services Holdings, Inc., KLX Energy Services LLC, District 5 Investments, LP, 3M Capital, Inc. and Marco D. Davis (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
Exhibit 3(i) — Articles of Incorporation
3.1	Amended and Restated Articles of Incorporation of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)
Exhibit 3(ii) — Bylaws
3.2	Amended and Restated Bylaws of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 15, 2018)
Exhibit 4 — Instruments Defining the Rights of Security Holders, including Indentures
4.1	Indenture, dated October 31, 2018, among KLX Energy Services Holdings, Inc., as the issuer, KLX Energy Services LLC, KLX RE Holdings LLC and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on November 1, 2018)
4.1.1	First Supplemental Indenture, dated November 16, 2018, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 001-38609) filed with the SEC on March 21, 2019)
4.1.2	Second Supplemental Indenture, dated May 13, 2019, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
4.2	Form of 11.500% Senior Secured Notes due 2025 (included in Exhibit 4.1)
4.3	Description of securities registered pursuant to Section 12 of the Exchange Act**
Exhibit 10 — Material Contracts
10.1	Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 001-38609) filed with the SEC on August 15, 2018)
10.1.1	First Amendment, dated as of October 22, 2018, to Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the Subsidiary Guarantors party thereto, the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
10.1.2	Second Amendment, dated as of June 10, 2019, to Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the Subsidiary Guarantors party thereto, the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
10.2	KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.3	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.4	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.5	KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.6	KLX Energy Services Holdings, Inc. Non-Employee Directors Stock and Deferred Compensation Plan (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.7	KLX Energy Services Holdings, Inc. 2018 Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-227327) filed with the SEC on September 13, 2018)*
10.8	Guaranty, dated September 14, 2018, of KLX Energy Services LLC and KLX RE Holdings LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)
10.9	Letter Agreement, dated September 14, 2018, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*

10.10	Letter Agreement, dated September 14, 2018, between Thomas P. McCaffrey and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on December 6, 2018)*
10.11	Consulting Agreement, dated September 14, 2018, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.12	Amended and Restated Employment Agreement, dated September 14, 2018, between Gary J. Roberts and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.13	Medical Care Reimbursement Plan for Executives of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.14	KLX Energy Services Holdings, Inc. Executive Retiree Medical and Dental Plan (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.15	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Amin J. Khoury (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.16	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Thomas P. McCaffrey (incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
Exhibit 21 — Subsidiaries of the registrant
21.1	List of subsidiaries of KLX Energy Services Holdings, Inc.**
Exhibit 23 — Consents of experts and counsel
23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP**
Exhibit 31 — Rule 13a-14/15d-14 Certifications
31.1	Certification of Chief Executive Officer**
31.2	Certification of Chief Financial Officer**
Exhibit 32 — Section 1350 Certifications
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
Exhibit 101 — Interactive Data Files
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Extension Labels Linkbase**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*
Management contract or compensatory plan.

**
Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KLX ENERGY SERVICES HOLDINGS, INC.
By:	/s/ Amin J. Khoury Amin J. Khoury Chairman, Chief Executive Officer and President
Date: March 24, 2020
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
/s/ Amin J. Khoury Amin J. Khoury	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 24, 2020
/s/ Thomas P. McCaffrey Thomas P. McCaffrey	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 24, 2020
/s/ Heather M. Floyd Heather M. Floyd	Vice President — Finance and Corporate Controller (Principal Accounting Officer)	March 24, 2020
/s/ John T. Collins John T. Collins	Director	March 24, 2020
/s/ Peter V. Del Presto Peter V. Del Presto	Director	March 24, 2020
/s/ Richard G. Hamermesh Richard G. Hamermesh	Director	March 24, 2020
/s/ Benjamin A. Hardesty Benjamin A. Hardesty	Director	March 24, 2020
/s/ Stephen M. Ward, Jr. Stephen M. Ward, Jr.	Director	March 24, 2020
/s/ Theodore L. Weise Theodore L. Weise	Director	March 24, 2020
/s/ John T. Whates John T. Whates	Director	March 24, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of KLX Energy Services Holdings, Inc.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of KLX Energy Services Holdings, Inc. and subsidiaries (the “Company”) as of January 31, 2020 and 2019, the related consolidated statements of (loss) earnings, stockholders’ equity, and cash flows, for each of the three years in the period ended January 31, 2020, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the “financial statements”). We also have audited the Company’s internal control over financial reporting as of January 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2020, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.
As described in Management’s Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Tecton Energy Services, LLC which was acquired on March 19, 2019, and whose financial statements constitute approximately 2% of total assets and approximately 4% of revenues of the consolidated financial statement amounts as of and for the year ended January 31, 2020. Accordingly, our audit did not include the internal control over financial reporting at Tecton Energy Services, LLC.
Basis for Opinions
The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Deloitte & Touche LLP
Boca Raton, Florida
March 24, 2020
We have served as the Company’s auditor since 2018.

KLX ENERGY SERVICES HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS AS OF JANUARY 31, 2020 AND 2019
(In millions, except per share data)
	JANUARY 31, 2020	JANUARY 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$123.5	$163.8
Accounts receivable – trade, less allowance for doubtful accounts ($12.9 at January 31, 2020 and $3.1 at January 31, 2019)	79.2	119.6
Inventories, net	12.0	15.4
Other current assets	13.8	9.5
Total current assets	228.5	308.3
Property and equipment, net of accumulated depreciation ($206.0 at January 31, 2020 and $152.7 at January 31, 2019)	306.8	271.9
Goodwill	28.3	43.2
Identifiable intangible assets, net	45.8	30.3
Other assets	14.0	19.1
	$623.4	$672.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$31.4	$47.3
Accrued interest	7.2	7.2
Accrued liabilities	26.2	30.7
Total current liabilities	64.8	85.2
Long-term debt	243.0	242.2
Other non-current liabilities	3.4	4.7
Commitments, contingencies and off-balance sheet arrangements (Note 8)
Stockholders’ equity:
Common stock, $0.01 par value per share; 110.0 shares authorized; 25.0 shares issued as of January 31, 2020 and 22.6 shares issued as of January 31, 2019	0.2	0.2
Additional paid-in capital	416.5	345.0
Treasury stock: 0.3 shares as of January 31, 2020 and 0 shares as of January 31, 2019	(3.6)	—
Accumulated deficit	(100.9)	(4.5)
Total stockholders’ equity	312.2	340.7
	$623.4	$672.8

See accompanying notes to consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018
(In millions, except per share data)
	YEAR ENDED
	JANUARY 31, 2020	JANUARY 31, 2019	JANUARY 31, 2018
Service revenues	$544.0	$495.3	$320.5
Cost of sales	470.0	370.4	269.1
Selling, general and administrative	100.0	100.4	73.4
Research and development costs	2.7	2.4	2.0
Goodwill impairment charge	47.0	—	—
Operating (loss) earnings	(75.7)	22.1	(24.0)
Interest expense, net	29.2	7.1	—
(Loss) earnings before income taxes	(104.9)	15.0	(24.0)
Income tax (benefit) expense	(8.5)	0.6	0.1
Net (loss) earnings	$(96.4)	$14.4	$(24.1)
Net (loss) earnings per share – basic	$(4.32)	$0.72	$(1.20)
Net (loss) earnings per share – diluted	$(4.32)	$0.71	$(1.20)
Weighted average common shares – basic	22.3	20.1	20.1
Weighted average common shares – diluted	22.3	20.2	20.1
See accompanying notes to consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018
(In millions)
	Common Stock		Additional Paid-in Capital	Treasury Stock	Former Parent Company Investment	Retained Earnings (Deficit)	Total Stockholders’ Equity
	Shares	Amount
Balance, January 31, 2017	—	$—	$—	$—	$955.1	$(777.1)	$178.0
Net transfers from Former Parent	—	—	—	—	70.7	—	70.7
Net loss	—	—	—	—	—	(24.1)	(24.1)
Balance, January 31, 2018	—	—	—	—	1,025.8	(801.2)	224.6
Capital contribution from Former Parent	—	—	—	—	50.0	—	50.0
Net transfers from Former Parent (pre spin-off)	—	—	0.3	—	31.5	—	31.8
Restricted stock grants, net of forfeitures and restricted stock unit vesting	2.4	—	16.9	—	—	—	16.9
Net earnings before spin-off	—	—	—	—	—	18.9	18.9
Consummation of spin-off transaction on September 14, 2018	20.1	0.2	324.8	—	(1,107.3)	782.3	—
Issuance of shares as a component of Motley acquisition price	0.1	—	3.0	—	—	—	3.0
Net loss after spin-off	—	—	—	—	—	(4.5)	(4.5)
Balance, January 31, 2019	22.6	0.2	345.0	—	—	(4.5)	340.7
Sale of stock under employee stock purchase plan	0.2	—	1.8	—	—	—	1.8
Restricted stock, net of forfeitures	0.5	—	18.2	(1.0)	—	—	17.2
Purchase of treasury stock	—	—	—	(1.2)	—	—	(1.2)
Issuance of shares reserved as a component of Red Bone acquisition price	0.8	—	36.4	—	—	—	36.4
Issuance of shares as a component of Tecton acquisition price	0.5	—	12.1	—	—	—	12.1
Issuance of shares as a component of Motley acquisition price	0.4	—	3.0	—	—	—	3.0
Escrowed shares related to Tecton acquisition	—	—	—	(1.4)	—	—	(1.4)
Net loss	—	—	—	—	—	(96.4)	(96.4)
Balance, January 31, 2020	25.0	$0.2	$416.5	$(3.6)	$—	$(100.9)	$312.2
See accompanying notes to consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018
(In millions)
	YEAR ENDED
	JANUARY 31, 2020	JANUARY 31, 2019	JANUARY 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) earnings	$(96.4)	$14.4	$(24.1)
Adjustments to reconcile net (loss) earnings to net cash flows provided by (used in) operating activities:
Depreciation and amortization	64.1	41.5	33.5
Deferred income taxes	(8.9)	—	—
Goodwill impairment charge	47.0	—	—
Non-cash compensation	18.5	23.5	12.5
Amortization of deferred financing fees	1.1	0.3	—
Provision for inventory reserve	2.6	1.6	1.2
Change in allowance for doubtful accounts	9.8	0.8	(0.4)
Loss (gain) on disposal of property, equipment and other	5.0	(2.1)	0.9
Changes in operating assets and liabilities:
Accounts receivable	39.9	(23.2)	(43.0)
Inventories	3.6	(6.8)	(2.1)
Other current and non-current assets	(9.0)	(5.5)	(6.3)
Accounts payable	(13.8)	3.7	12.6
Other current and non-current liabilities	(5.4)	13.8	5.8
Net cash flows provided by (used in) operating activities	58.1	62.0	(9.4)
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(70.8)	(84.0)	(49.4)
Proceeds from sale of assets	0.7	9.9	0.6
Acquisitions, net of cash acquired	(27.6)	(140.0)	—
Net cash flows used in investing activities	(97.7)	(214.1)	(48.8)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock	(1.2)	—	—
Shares cancelled by employees for taxes	(1.0)	—	—
Cash proceeds from stock issuance	1.5	—	—
Proceeds from long-term debt	—	250.0	—
Debt origination costs	—	(9.3)	—
Capital contribution from Former Parent	—	50.0	—
Net transfers from Former Parent (pre spin-off)	—	25.2	58.2
Net cash flows (used in) provided by financing activities	(0.7)	315.9	58.2
Net change in cash and cash equivalents	(40.3)	163.8	—
Cash and cash equivalents, beginning of period	163.8	—	—
Cash and cash equivalents, end of period	$123.5	$163.8	$—
Supplemental disclosures of cash flow information:
Cash paid during period for:
Income taxes paid, net of refunds	$1.0	$—	$—
Interest	29.4	0.1	—
Supplemental schedule of non-cash activities:
Change in deposits on capital expenditures	$(9.8)	$5.2	$—
Accrued capital expenditures	4.5	10.6	4.8
See accompanying notes to consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018
(In millions, except share and per share data)
1.
DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
On September 14, 2018, KLX Inc. (the “Former Parent” or “KLX”) created an independent, publicly-traded company through a spin-off of its Energy Services Group business to Former Parent’s stockholders (the “Spin-Off”). As a result of the Spin-Off, KLX Energy Services Holdings, Inc. (the “Company” or “KLX Energy Services”) now operates as an independent, publicly-traded company. Basic and diluted earnings per common share and the average number of common shares outstanding for the year ended January 31, 2018 were calculated using the number of KLX Energy Services common shares outstanding immediately following the Spin-Off.
The Company is a provider of completion, intervention and production services and products to the major onshore oil and gas producing regions of the United States.
Basis of Presentation
Prior to the Spin-Off on September 14, 2018, the Company’s financial statements were derived from the Former Parent’s consolidated financial statements and accounting records as if it was operated on a stand-alone basis and were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All intercompany transactions and account balances within the Company have been eliminated.
The statements of (loss) earnings for the years ended January 31, 2019 and 2018 reflect allocations of general corporate expenses from the Former Parent, including, but not limited to, executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services. The allocations were made on a direct usage basis when identifiable, with the remainder allocated on the basis of revenues generated, costs incurred, headcount or other measures. Management of the Company considers these allocations to be a reasonable reflection of the utilization of services by, or the benefits provided to, the Company. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the periods presented. Actual costs that may have been incurred if the Company had been a stand-alone company would depend on a number of factors, including the chosen organizational structure, what functions were outsourced or performed by employees and strategic decisions made in areas such as information technology and infrastructure.
Former Parent Company Investment — Former Parent company investment in the consolidated statement of stockholders’ equity for the years ended January 31, 2019 and 2018 represents Former Parent’s historical investment in the Company, the net effect of cost allocations from transactions with Former Parent and net transfers of cash and assets from Former Parent. See Note 5. “Related Party Transactions” for a further description of the transactions between the Company and Former Parent.
Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.
Revenue Recognition — Revenue is recognized upon the customer obtaining control of promised goods or services, in an amount that reflects the consideration which is expected to be received in exchange for those goods or services. To determine revenue recognition for arrangements within the scope of ASC Topic 606, the following five steps are performed: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. Revenue is recognized in the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied. Service revenues are recorded over time throughout and for the duration of the service period pursuant to a master services agreement (“MSA”) combined with a completed field ticket or a work order. Revenues from product sales are recognized when the customer obtains control of the product, which occurs at a point in time, typically upon delivery in accordance with the terms of the field ticket or work order.
Income Taxes — The Company provides deferred income taxes for temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. Deferred income taxes are computed using enacted tax rates that are expected to be in effect when the temporary differences reverse. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that some portion or the entire deferred tax asset will not be realized. At this time, the Company does not have any uncertain tax positions; however, if the Company does record uncertain tax positions in the future, it expects to record them within income tax expense and to classify interest and penalties related to income taxes as income tax expense.
Cash Equivalents — The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.
Accounts Receivable, Net — The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer’s current creditworthiness, as determined by review of their current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon historical experience and any specific customer collection issues that have been identified. The allowance for doubtful accounts at January 31, 2020 and 2019 was $12.9 and $3.1, respectively.
Inventories — Inventories, made up of finished goods, primarily consist of packers, plugs and other consumables used to perform services for customers. The Company values inventories at the lower of cost or net realizable value. Reserves for excess and obsolete inventory were approximately $1.5 and $2.0 as of January 31, 2020 and 2019, respectively.
Property and Equipment, Net — Property and equipment are stated at cost and depreciated generally under the straight-line method over their estimated useful lives of one to forty years (or the lesser of the term of the lease for leasehold improvements, as appropriate).
Goodwill and Intangible Assets, Net — Under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Other, goodwill and indefinite-lived intangible assets are reviewed at least annually for impairment. Acquired intangible assets with definite lives are amortized over their individual useful lives.
As of January 31, 2020, the Company had three reporting units, which were determined based on the guidelines contained in FASB ASC Topic 350, Subtopic 20, Section 35. Each reporting unit constitutes a business, for which there is discrete financial information available that is regularly reviewed by the management of the Company.
Goodwill is tested at least annually as of December 31, and the Company’s management assesses whether there has been any impairment in the value of goodwill by comparing the fair value of the reporting unit to its net carrying value. If the carrying value exceeds its estimated fair value, an impairment loss is recognized for the difference up to the carrying value of goodwill. In this event, the asset is written down accordingly. The fair value is determined using valuation techniques based on estimates, judgments and assumptions that the Company’s management believes are appropriate in the circumstances.
For the year ended January 31, 2020, the Company determined goodwill was impaired and recorded a $47.0 goodwill impairment charge. For the years ended January 31, 2019 and 2018, the Company’s annual impairment testing yielded no impairments of goodwill or the indefinite-lived intangible asset.
Long-Lived Assets — Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are tested for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. For the years ended January 31, 2020, 2019 and 2018, there were no impairments of long lived assets.
Debt Issuance Costs — The Company capitalizes certain third-party fees directly related to the issuance of debt and amortizes these costs over the life of the debt using the effective interest method. Debt issuance costs related to the Company’s $100.0 senior secured asset-based lending facility are presented net of amortization as a non-current asset. Debt issuance costs related to the Company’s $250.0 principal amount of 11.5% senior secured notes due 2025 is presented net of amortization as an offset to the liability. Amortized debt issuance costs are included in interest expense and totaled $1.1 and $0.3 for the years ended January 31, 2020 and 2019.
Common Stock Equivalents — The Company has potential common stock equivalents related to its outstanding restricted stock awards, restricted stock units and employee stock purchase plan. These potential common stock equivalents are not included in diluted loss per share for any period presented in which there is a net loss because the effect would have been anti-dilutive.
Accounting for Stock-Based Compensation — The Company accounts for share-based compensation arrangements in accordance with the provisions of FASB ASC 718, whereby share-based compensation cost is measured on the date of grant, based on the fair value of the award, and is recognized over the requisite service period.
Compensation cost recognized during the year ended January 31, 2020 primarily related to grants of restricted stock and restricted stock units granted or approved by the Company’s Compensation Committee. Compensation cost recognized during the years ended January 31, 2019 and 2018 primarily related to grants of restricted stock and restricted stock units granted or approved by Former Parent.
The Company has established a qualified Employee Stock Purchase Plan (the “Plan”), the terms of which allow for qualified employees (as defined in the Plan) to participate in the purchase of designated shares of the Company’s common stock at a price equal to 85% of the closing price on the last business day of each semi-annual stock purchase period. The fair value of the employee purchase rights represents the difference between the closing price of the Company’s shares on the date of purchase and the purchase price of the shares. Compensation cost for the years ended January 31, 2019 and 2018 relates to the Former Parent’s employee stock purchase plan through June 30, 2018, when Former Parent’s final option period ended. The Company’s first option period began on January 1, 2019. The value of the rights granted during the years ended January 31, 2020, 2019 and 2018 was $0.3, $0.1 and $0.1, respectively.
Concentration of Risk — The Company provides products and services to energy industry customers who focus on developing and producing oil and gas onshore in North America. The Company’s management performs ongoing credit evaluations on the financial condition of all of its customers and maintains allowances for uncollectible accounts receivable based on expected collectability. Credit losses have historically been within management’s expectations and the provisions established.
Significant customers change from year to year depending on the level of exploration and production (“E&P”) activity and the use of the Company’s services. During the years ended January 31, 2020, 2019 and 2018, no single customer accounted for more than 10% of the Company’s revenues.
Recent Accounting Pronouncements
In January 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-01, Business Combinations. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance became effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The adoption of ASU 2017-01 did not have a material impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments related to how certain cash receipts and payments are presented and classified in the statement of cash flows. These cash flow issues include debt prepayment or extinguishment costs, settlement of zero-coupon debt, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows. The guidance became effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted, and should be applied retrospectively. The adoption of ASU 2016-15 did not have a material impact on the Company’s consolidated financial statements as the Company’s consolidated statements of cash flows are not impacted by the eight issues listed above.
In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends ASC Topic 718, Compensation — Stock Compensation. The ASU includes multiple provisions intended to simplify various aspects of the accounting for share-based payments, including that excess tax benefits and shortfalls to be recorded as income tax benefit or expense in the statement of earnings, rather than equity, and requires excess tax benefits from stock-based compensation to be classified in cash flows from operations. The guidance became effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted in any interim or annual period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02, Leases, which supersedes ASC Topic 840, Leases, and creates a new topic, ASC Topic 842, Leases. ASU 2016-02 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. In July 2018, Topic 842 was subsequently amended by ASU 2018-11, Targeted Improvements, which provides an additional transition method that gives companies the option to use the adoption date as the date of initial application and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In November 2019, the FASB deferred the effective date for implementation of ASU 2016-02 by one year. The guidance under ASU 2016-02 is effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. Earlier adoption is permitted. To assess the impact of this guidance, the Company has established a cross functional implementation project team and is currently in the process of accumulating and evaluating all the necessary information required to properly account for its lease portfolio under the new standard. The Company is in the process of developing its new accounting policies and determining the potential aggregate impact this guidance is likely to have on its consolidated financial statements as of its adoption date.
In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers, which updated the guidance in ASC Topic 606, Revenue Recognition. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should identify the contract(s) with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation. In August 2015, the FASB deferred the effective date for implementation of ASU 2014-09 by one year and during 2016, the FASB issued various related accounting standard updates, which clarified revenue accounting principles and provided supplemental adoption guidance. The guidance under ASU 2014-09 is effective for fiscal years beginning after December 15, 2018 and interim periods within annual reporting periods beginning after December 15, 2019. To assess the impact of this guidance, the Company established a cross functional implementation project team, inventoried its revenue streams and contracts with customers and applied the principles of the guidance against a selection of contracts to assist in the determination of potential revenue accounting differences. No individually significant implementation matters were identified, and revenue is recognized on a “point-in-time” basis for product revenues and over time for service revenues under the new standard, which is consistent with previous practice. The Company implemented internal controls, policies and processes to comply with the new standard. The Company adopted ASC Topic 606 in the first quarter of fiscal 2019 using the modified retrospective method of adoption, which resulted in no changes to the opening balance sheet as of February 1, 2019. Prior period statements of (loss) earnings will remain unchanged.
2.
BUSINESS COMBINATIONS

On November 5, 2018, the Company acquired Motley Services, LLC (“Motley”), a premier provider of well completion and intervention services for complex, long lateral, horizontal wells, for $140.0 in cash (net of cash acquired) and $9.0 of shares of the Company’s common stock payable to certain employees of Motley. During the quarter ended July 31, 2019, the Company finalized its valuation of certain assets, principally intangible assets, including goodwill and identified intangible assets.
Based on the Company’s final purchase price allocation, the excess of the purchase price over the fair value of the identifiable assets acquired approximated $71.8, of which $28.3 was allocated to identifiable intangible assets consisting of customer contracts and relationships and covenants not to compete, and $43.5 is included in goodwill. The primary items that generated the goodwill recognized were the premium paid by the Company for future earnings potential and the value of the assembled workforce that does not qualify for separate recognition. The useful life assigned to the customer contracts and relationships is 20 years, and the covenants not to compete are being amortized over their contractual periods of three years.
On March 15, 2019, the Company acquired Tecton Energy Services (“Tecton”), a leading provider of flowback, drill-out and production testing services, operating primarily in the greater Rocky Mountains. On March 19, 2019, the Company acquired Red Bone Services LLC (“Red Bone”), a premier provider of oilfield services primarily in the Mid-Continent, providing fishing, non-frac high pressure pumping, thru-tubing and certain other services. The aggregate acquisition price of the acquisitions was approximately $74.6, comprised of approximately $47.0 in shares of the Company’s common stock issuable over time at a fixed price and approximately $27.6 in cash to the sellers and for the retirement of debt. The Company issued shares in a subsidiary company to effect the Red Bone acquisition, which become exchangeable for KLXE common stock over specified dates between the acquisition date and September 19, 2021. The Company issued shares in its common stock to effect the Tecton acquisition, a portion of which is not included in purchase consideration as the shares were escrowed and held as treasury stock to satisfy identified future tax obligations through cancellation of the shares. The shares issued to the sellers of Tecton and Red Bone are subject to restrictions on public re-sale from a minimum of six months to a maximum of 24 months, subject to acceleration upon the occurrence of certain events. During the quarter ended January 31, 2020, the Company finalized its valuation of certain assets, principally intangible assets, including goodwill and identified intangible assets.
Based on the Company’s final purchase price allocation, the excess of the purchase price over the fair value of the identifiable assets acquired approximated $51.2, of which $19.4 was allocated to identifiable intangible assets consisting of customer contracts and relationships and covenants not to compete, and $31.8 was included in goodwill. The useful life assigned to the customer contracts and relationships is 20 years, and the covenants not to compete are being amortized over their contractual periods of 18 months and three years for Tecton and Red Bone, respectively.
The Motley, Tecton and Red Bone acquisitions were accounted for as purchases under FASB ASC 805, Business Combinations (“ASC 805”). The assets purchased and liabilities assumed have been reflected, as of the respective dates of acquisition, in the accompanying consolidated balance sheets. The results of operations for the Motley, Tecton and Red Bone acquisitions are included in the accompanying consolidated statements of (loss) earnings from the respective dates of acquisition.

The following table summarizes the fair values of assets acquired and liabilities assumed in the Motley, Tecton and Red Bone acquisitions in accordance with ASC 805:
	Motley	Tecton	Red Bone
Accounts receivable-trade	$23.2	$2.1	$7.2
Inventories	—	—	2.7
Other current and non-current assets	9.4	0.2	—
Property and equipment	56.3	2.8	23.6
Goodwill	43.5	15.0	16.8
Identified intangibles	28.3	6.2	13.2
Accounts payable	(6.0)	(0.7)	(3.3)
Accrued liabilities	(5.7)	(1.4)	(0.9)
Other current and non-current liabilities	—	(1.6)	(7.3)
Total consideration paid	$149.0	$22.6	$52.0
The majority of goodwill and intangible assets for Motley are expected to be deductible for tax purposes. The majority of goodwill and intangible assets for Tecton and Red Bone are not expected to be deductible for tax purposes. As more fully described in Note 4. “Goodwill and Intangible Assets, Net”, the Company performed an interim goodwill impairment test and a long-lived asset recovery test, which resulted in a $47.0 goodwill impairment charge during the year ended January 31, 2020, which is included in the consolidated statements of (loss) earnings for the year ended January 31, 2020. No charge was recorded for impairment of long-lived assets during the year ended January 31, 2020.
The Company has substantially integrated Motley and Red Bone and, as a result, it is not practicable to report stand-alone revenues and operating earnings of the acquired businesses since the acquisition date. The amount of Tecton revenues included in the Company’s results was approximately $21.8 for the year ended January 31, 2020. It is not practicable to report stand-alone operating earnings of Tecton since the acquisition date.
On a pro forma basis to give effect to the Motley acquisition, as if it occurred on February 1, 2017, revenues, net (loss) earnings and (loss) earnings per diluted share for the years ended January 31, 2019 and 2018 would have been as follows:
	YEAR ENDED
	January 31, 2019 Pro forma	January 31, 2018 Pro forma
	UNAUDITED
Revenues	$593.2	$389.9
Net earnings (loss)	19.3	(43.5)
Earnings (loss) per diluted share	0.95	(2.16)
On a pro forma basis to give effect to the Tecton and Red Bone acquisitions, as if they occurred on February 1, 2018, revenues, net (loss) earnings and (loss) earnings per diluted share, for the years ended January 31, 2020 and 2019 would have been as follows:
	YEAR ENDED
	January 31, 2020 Pro forma	January 31, 2019 Pro forma
	UNAUDITED
Revenues	$551.7	$566.2
Net (loss) earnings	(95.9)	19.9
(Loss) earnings per diluted share	(4.30)	0.89

3.
PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:
	Useful Life (Years)	January 31, 2020	January 31, 2019
Land, buildings and improvements	1 – 40	$38.2	$32.3
Machinery	1 – 20	257.9	202.2
Furniture and equipment	1 – 15	216.7	190.1
		512.8	424.6
Less accumulated depreciation		206.0	152.7
		$306.8	$271.9
Depreciation expense was $60.2, $40.7 and $33.2 for the years ended January 31, 2020, 2019 and 2018, respectively. Refer to Note 4. “Goodwill and Intangible Assets, Net” for a discussion of the interim long-lived asset recovery test performed during the year ended January 31, 2020.
4.
GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and indefinite life intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value. The abrupt deterioration in industry conditions, which accelerated through the end of the Company’s fourth quarter, was driven by a sharp decline in U.S. land rig count and an unprecedented decline in operating frac spreads from the second quarter through the end of 2019. The decline in E&P activity resulted in lower demand levels and lower current and expected revenues for the Company. As a result, during the three months ended October 31, 2019, the Company performed an interim goodwill impairment test and a long-lived asset recoverability test.
The valuation of the Company and its reportable segments’ goodwill impairment test was estimated using the guideline public company analysis and the discounted cash flow analysis, which were equally weighted in the fair value analysis. See Note 12. “Fair Value Information” for additional information regarding the fair value determination. The results of the goodwill impairment test as of October 31, 2019, indicated that goodwill was impaired because the carrying value of two of the reporting units exceeded the fair value. Due to continued deterioration in industry conditions, which accelerated through the end of the fourth quarter, the quantitative goodwill impairment test was performed again as of December 31, 2019 for the Rocky Mountains segment, which concluded that the fair value of the reporting unit exceeded the carrying value. The Company recorded a $47.0 goodwill impairment charge during the year ended January 31, 2020, which is included in the consolidated statements of (loss) earnings for the year ended January 31, 2020. The charges reflect the full value of the goodwill attributable to the Northeast/Mid-Con and Southwest segments, leaving the Company with $28.3 goodwill related to the Rocky Mountains segment as of January 31, 2020. The fair value of the Rocky Mountains reporting unit exceeded the carrying value by 10.9% as of December 31, 2019.
Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are tested for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Based on the impairment indicators above, the Company performed a long-lived asset impairment analysis during the three months ended October 31, 2019 and December 31, 2019 and concluded that the undiscounted cash flows of the long-lived assets exceeded the carrying amount of each segment’s asset group in both periods. The sum of the undiscounted cash flows of the Southwest, Rocky Mountains and Northeast/Mid-Con long-lived assets exceeded the carrying value by 35.7%, 54.8% and 56.7%, respectively, as of December 31, 2019. As a result, the Company determined that its long-lived assets were not impaired as of December 31, 2019.

As of January 31, 2020, $28.3 of goodwill and $45.8 of identifiable intangible assets remain. The Company’s cash flow projections were a significant input into the October 15, 2019 fair value. If the business continues to be unable to achieve projected results or long-term projections are adjusted downward, it could negatively impact future valuations of the Rocky Mountains reporting unit and the Company’s long-lived assets and result in an impairment charge.
The following sets forth the intangible assets by major asset class, all of which were acquired through business purchase transactions:
		January 31, 2020			January 31, 2019
	Useful Life (Years)	Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization	Net Book Value
Customer contracts and relationships	20	$43.0	$2.4	$40.6	$24.9	$0.3	$24.6
Covenants not to compete	1.5 – 3	4.7	1.9	2.8	3.4	0.3	3.1
Developed technologies	15	3.3	0.9	2.4	3.3	0.7	2.6
		$51.0	$5.2	$45.8	$31.6	$1.3	$30.3
Amortization expense associated with identifiable intangible assets was $3.9, $0.8 and $0.3 for the years ended January 31, 2020, 2019 and 2018, respectively. The Company currently expects to recognize amortization expense related to intangible assets of approximately $4.0 in each of the next five fiscal years. The future amortization amounts are estimates. Actual future amortization expense may be different due to future acquisitions, impairments, changes in amortization periods or other factors.
The changes in the carrying amount of goodwill for the years ended January 31, 2020 and 2019 are as follows:
Balance, January 31, 2018	$—
Acquisitions	43.2
Balance, January 31, 2019	43.2
Acquisitions	31.8
Purchase price adjustments	0.3
Goodwill impairment	(47.0)
Balance, January 31, 2020	$28.3

5.
RELATED PARTY TRANSACTIONS

The statements of (loss) earnings for the years ended January 31, 2019 and 2018 include an allocation of general corporate expenses from KLX. These costs were allocated to the Company on a systematic and reasonable basis utilizing a direct usage basis when identifiable, with the remainder allocated on the basis of revenue generated, costs incurred, headcount or other measures.
Allocations for general corporate expenses, including management costs and corporate support services provided to the Company, totaled $16.6 and $18.7 for the years ended January 31, 2019 up through the date of the Spin-Off and 2018, respectively, and were reported in the Company’s selling, general and administrative expenses on its consolidated statements of (loss) earnings. These amounts include costs for allocations related to Former Parent’s strategic alternatives review process in the first quarter of Fiscal 2018, the Company’s Spin-Off process in the second and third quarters of Fiscal 2018 as well as for functions including executive management, finance, legal, information technology, human resources, employee benefits administration, treasury, risk management, procurement and other shared services.
In connection with the consummation of the Spin-Off, KLX Energy Services entered into a number of agreements with KLX, including a transition services agreement, distribution agreement, an employee matters agreement and an Intellectual Property (“IP”) matters agreement. Those agreements governed the relationship between the Company and KLX and provided for the allocation between us and KLX of various assets, liabilities and obligations (including employee benefits, information technology and insurance). All services under the transition services agreement with Former Parent were terminated prior to January 31, 2019, and amounts under such agreement were not material for the year ended January 31, 2019.
6.
ACCRUED LIABILITIES

Accrued liabilities consist of the following:
	January 31, 2020	January 31, 2019
Accrued salaries, vacation and related benefits	$13.9	$13.9
Accrued incentive compensation	2.3	9.1
Accrued property taxes	2.3	1.9
Other accrued liabilities	7.7	5.8
	$26.2	$30.7

7.
LONG-TERM DEBT

Long-term debt consists of the following:
	January 31, 2020	January 31, 2019
Senior secured notes	$250.0	$250.0
Less unamortized debt issue costs	7.0	7.8
	$243.0	$242.2
As of January 31, 2020 and 2019, long-term debt consisted of $250.0 principal amount of 11.5% senior secured notes due November 2025 (the “Notes”) offered pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act. The indenture governing the Notes requires semi-annual interest payments on May 1 and November 1 of each year through the maturity date of November 1, 2025. On a net basis, after taking into consideration the debt issue costs for the Notes, total debt as of January 31, 2020 and 2019 was $243.0 and $242.2, respectively.
As of January 31, 2020 and 2019, the Company also had a $100.0 asset-based revolving credit facility pursuant to a senior secured credit agreement dated August 10, 2018 (the “ABL Facility”). The ABL Facility became effective on September 14, 2018, the date of the Spin-Off, and matures in September 2023. On October 22, 2018, the ABL Facility was amended primarily to permit the Company to issue the Notes and acquire Motley and also amended the definition of the required ratio (as defined in the ABL Facility) as a result of the Notes issuance. Unamortized deferred costs for the ABL Facility of $0.9 and $1.2 were recorded in other non-current assets as of January 31, 2020 and 2019, respectively.
Borrowings under the ABL Facility bear interest at a rate equal to the London interbank offered rate plus the applicable margin (as defined in the ABL Facility). No amounts were outstanding under the ABL Facility as of January 31, 2020 or 2019.
The ABL Facility is tied to a borrowing base formula and has no maintenance financial covenants. The ABL Facility is secured by, among other things, a first priority lien on our accounts receivable and inventory and contains customary conditions precedent to borrowing and affirmative and negative covenants, all of which were met as of January 31, 2020. Availability under the ABL Facility is determined primarily by a borrowing base formula calculated based on a percentage of our accounts receivable and inventory ($60.0 million as of January 31, 2020). The amount of availability under the ABL Facility will be reduced by the greater of $10.0 million or 15% of the borrowing base during any period for which the Company’s fixed charge coverage ratio is not at least 1:1 for the trailing four quarters for which financial statements have been delivered.
The indenture that governs the Notes and the credit agreement that governs the ABL Facility contain certain affirmative and negative covenants that are binding on the borrowers and their subsidiaries, including, among others, restrictions (subject to exceptions and qualifications) on the ability of the borrowers and their subsidiaries to create liens, to undertake fundamental changes, to incur debt, to sell or dispose of assets, to make investments, to make restricted payments such as dividends, distributions or equity repurchases, to change the nature of their businesses, to enter into transactions with affiliates and to enter into certain burdensome agreements.
Letters of credit issued under the ABL Facility aggregated $0.8 at January 31, 2020.
Maturities of long-term debt are as follows:
Year Ending January 31,
2021	$—
2022	—
2023	—
2024	—
2025	—
Thereafter	250.0
Total	$250.0
Interest expense amounted to $30.4, $7.7 and $0.0 for the years ended January 31, 2020, 2019 and 2018, respectively.
8.
COMMITMENTS, CONTINGENCIES AND OFF-BALANCE-SHEET ARRANGEMENTS

Lease Commitments — The Company finances its use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on the consolidated balance sheets. At January 31, 2020, future minimum lease payments under these arrangements approximated $72.2, of which $24.7 is related to long-term real estate leases.
Rent expense for the years ended January 31, 2020, 2019 and 2018 was $44.3, $29.5 and $19.7, respectively. Future payments under operating leases with terms greater than one year as of January 31, 2020 are as follows:
Year Ending January 31,
2021	$27.4
2022	17.0
2023	10.2
2024	8.6
2025	6.6
Thereafter	2.4
Total	$72.2
Litigation — The Company is a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on the Company’s consolidated financial statements.
During Fiscal 2019, the Company discovered a credit card theft by third parties of approximately $2.6 (which is included in Fiscal 2019 Cost of Sales) and promptly reported the theft to its insurers and law enforcement. The Company has also filed suit against several third parties to recover damages related to the theft. While the Company cannot reasonably determine the outcome of any related litigation at this time, it believes its insurance coverage will be available for recovery of some or all of this loss after the appropriate legal proceedings have concluded.

Indemnities, Commitments and Guarantees — During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments the Company could be obligated to make. However, the Company is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to the accompanying consolidated financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.
The Company has employment agreements with certain key members of management expiring on various dates. The Company’s employment agreements generally provide for certain protections in the event of a change of control. These protections generally include the payment of severance and related benefits under certain circumstances in the event of a change of control.
9.
EMPLOYEE RETIREMENT PLANS

The Company sponsors and contributes to a qualified, defined contribution savings and investment plan, covering substantially all employees. The KLX Energy Services Holdings, Inc. Retirement Plan was established pursuant to Section 401(k) of the Internal Revenue Code. Under the terms of this plan, covered employees may contribute up to 100% of their pay, limited to certain statutory maximum contributions. Participants are vested in matching contributions immediately and the matching percentage is 100% of the first 3% of employee contributions and 50% on the next 2% of employee contributions. Prior to the Spin-Off, KLX Energy Services employees participated in a plan sponsored by our Former Parent. Total expense for the plans were $4.1, $3.2 and $2.1 for the years ended January 31, 2020, 2019 and 2018. The Company also sponsors and contributes to a supplemental executive retirement plan (“SERP”), which was established pursuant to Section 409A of the Internal Revenue Code, for certain Company employees. The SERP is an unfunded plan maintained for the purpose of providing deferred compensation for certain employees. This plan allows certain employees to annually elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred. Prior to the Spin-Off, certain KLX Energy Services employees participated in a SERP sponsored by the Former Parent. Compensation expense under the programs were $0.4, $0.2 and $0.1 for the years ended January 31, 2020, 2019 and 2018, respectively.
10.
STOCKHOLDERS’ EQUITY

(Loss) Earnings Per Share — Basic net (loss) earnings per common share is computed using the weighted average of common shares outstanding during the year. Diluted net (loss) earnings per common share reflects the potential dilution from assumed conversion of all dilutive securities such as unvested restricted stock using the treasury stock method. When the effects of the outstanding restricted stock awards or restricted stock units are anti-dilutive, they are not included in the calculation of diluted net (loss) earnings per common share. For the years ended January 31, 2020 and 2019, 2.3 and 2.2 shares, respectively, and for the year ended January 31, 2018, no shares were excluded from the determination of diluted earnings per common share.

The following table sets forth the computation of basic and diluted net (loss) earnings per share for the years ended January 31, 2020, 2019 and 2018:
	Year Ended
	January 31, 2020	January 31, 2019	January 31, 2018
Net (loss) earnings(1)	$(96.4)	$14.4	$(24.1)
(Shares in millions)
Basic weighted average common shares	22.3	20.1	20.1
Effect of dilutive securities – dilutive securities	—	0.1	—
Diluted weighted average common shares	22.3	20.2	20.1
Basic net (loss) earnings per common share(2)	$(4.32)	$0.72	$(1.20)
Diluted net (loss) earnings per common share(2)	$(4.32)	$0.71	$(1.20)

(1)
During the year ended January 31, 2019, the Company incurred approximately $30.6 of costs related to the completion of the merger of the Aerospace Solutions business of KLX Inc. with The Boeing Company, the Spin-Off of the energy services business into an independent public company, including $10.7 of non-cash compensation expense related to the acceleration of unvested shares held by the Company’s employees, the amendment of the $100.0 asset based lending facility due to the issuance of $250.0 of Notes and the acquisition of Motley.

(2)
On September 14, 2018, the distribution date, KLX stockholders of record as of the close of business on September 3, 2018 received 0.4 shares of KLX Energy Services common stock for every 1.0 share of KLX common stock held as of the record date. January 31, 2018 basic and diluted net loss per common share and the average number of common shares outstanding were calculated using the number of KLX Energy Services common shares outstanding immediately following the distribution.

Long-Term Incentive Plan — The Company maintains a Long-Term Incentive Plan (“LTIP”) under which the Company’s Compensation Committee has the authority to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock and other forms of equity-based or equity-related awards.
During the year ended January 31, 2019, the Company granted restricted stock to members of the Company’s Board of Directors and certain members of management. Restricted stock grants vest over periods ranging from three to four years and are granted at the discretion of the Compensation Committee of the Company’s Board of Directors. Neither the Company’s Chairman, Chief Executive Officer and President and Senior Vice President and Chief Financial Officer nor members of the Board of Directors are receiving any other non-de minimis cash consideration for their services. Compensation cost is generally recorded on a straight-line basis over the vesting term of the shares based on the grant date value using the closing trading price.
Compensation cost of $18.2, $23.5 and $12.5 was recorded in selling, general and administrative expense for the years ended January 31, 2020, 2019 and 2018, respectively, including both the amounts related specifically to the Company’s employees and the corresponding expense related to grants of restricted stock and restricted stock units granted or approved by the Former Parent. The vesting of all unvested shares of restricted stock was accelerated upon the sale of the Former Parent to the Boeing Company on October 9, 2018, resulting in approximately $10.7 of share based compensation expense during the year ended January 31, 2019. Unrecognized compensation cost related to restricted stock awards made by the Company was $51.4 at January 31, 2020.

The following table summarizes shares of restricted stock awards that were granted, vested, forfeited and outstanding. The table does not include the shares of restricted stock associated with the shared based compensation expense allocated by the Former Parent to the Company as it would not be practicable to do so:
	January 31, 2020			January 31, 2019
	Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period (in years)	Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Vesting Period (in years)
Outstanding, beginning of period	2,466.2	$28.71	3.54	256.7	$42.68	1.83
Make-whole shares granted upon Spin-Off	—	—		37.6	37.23
Shares granted	617.5	8.21		2,480.3	28.88
Shares vested	(628.7)	28.50		(291.8)	38.50
Shares forfeited	(90.3)	19.95		(16.6)	33.18
Outstanding, end of period	2,364.7	$23.75	2.63	2,466.2	$28.71	3.54

11.
EMPLOYEE STOCK PURCHASE PLAN

The Company has established a qualified Employee Stock Purchase Plan, the terms of which allow for qualified employees (as defined in the Plan) to participate in the purchase of designated shares of the Company’s common stock at a price equal to 85% of the closing price on the last business day of each semi-annual stock purchase period. The fair value of the employee purchase rights represents the difference between the closing price of the Company’s shares on the date of purchase and the purchase price of the shares. The Company issued approximately 175,000 shares of common stock to employees of the Company during the year ended January 31, 2020 at a weighted average price per share of $8.55. The Former Parent issued approximately 8,000 and 14,000 shares of common stock to employees of the Company during the years ended January 31, 2019 and 2018, respectively, at a weighted average price per share of $61.12 and $49.63, respectively.
12.
FAIR VALUE INFORMATION

All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations.
Level 1 — quoted prices in active markets for identical assets and liabilities.
Level 2 — quoted prices for identical assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.
The carrying amounts of cash and cash equivalents, accounts receivable-trade and accounts payable represent their respective fair values due to their short-term nature. There was no debt outstanding under the ABL Facility as of January 31, 2020 and 2019. The fair value of the Company’s Notes, based on market prices for publicly-traded debt (which the Company classifies as Level 2 inputs), was $202.5 and $254.1 as of January 31, 2020 and 2019, respectively.
Goodwill was impaired by $47.0 and written down to its estimated fair value of $28.3 during the year ended January 31, 2020. The goodwill level 3 fair value was determined using the average of the guideline public company analysis and the discounted cash flow analysis, utilizing estimates of future cash flow, discount rate and long-term growth rate, all of which were unobservable. Fair value is measured as of the impairment date using level 3 inputs. See Note 4. “Goodwill and Intangible Assets, Net” for a discussion of the goodwill impairment charge recorded during the year ended January 31, 2020.

13.
INCOME TAXES

The Company determined the provision for income taxes using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities.
Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. In assessing the need for a valuation allowance, the Company looked to the future reversal of existing taxable temporary differences, taxable income in carryback years and the feasibility of tax planning strategies and estimated future taxable income. The need for a valuation allowance can be affected by changes to tax laws, changes to statutory tax rates and changes to future taxable income estimates.
The Company’s cumulative loss position was significant negative evidence in assessing the need for a valuation allowance on its deferred tax assets. As of January 31, 2020, the Company determined that it could not sustain a conclusion that it was more likely than not that it would realize any of its deferred tax assets as a result of historical losses, the difficulty of forecasting future taxable income, and other factors. Given the weight of objectively verifiable historical losses from the Company’s operations, it has recorded a full valuation allowance on its deferred tax assets. The Company intends to maintain a full valuation allowance until sufficient positive evidence exists to support its reversal. As of January 31, 2020 and 2019, the Company recorded valuation allowances of $74.9 and $67.7, respectively.
The Company reduced its deferred tax assets with a corresponding reduction to its valuation allowance resulting from the acquired deferred tax liabilities of both Red Bone and Tecton. The Company believes it is necessary to see further positive evidence, such as sustained achievement of profits, before these valuation allowances can be released. If such positive evidence develops, the Company may release all or a portion of the remaining valuation allowances, but at this point in time cannot determine in which period they would reverse. The Company will continue to assess the realizability of its deferred tax assets.
Income tax (benefit) expense consists of the following:
	Year Ended January 31,
	2020	2019	2018
Current:
Federal	$—	$—	$—
State	0.4	0.6	0.1
	0.4	0.6	0.1
Deferred:
Federal	(8.0)	—	—
State	(0.9)	—	—
	(8.9)	—	—
Total income tax (benefit) expense	$(8.5)	$0.6	$0.1
The difference between income tax expense (benefit) and the amount computed by applying the statutory U.S. federal income tax rate (21% for the years ended January 31, 2020 and 2019 and 33.8% for the year ended January 31, 2018) to the pre-tax (loss) earnings consists of the following:
	Year Ended January 31,
	2020	2019	2018
Statutory federal income tax (benefit) expense	$(22.0)	$3.1	$(8.1)
State income taxes, net of federal benefit	(1.8)	0.2	(0.5)
Change in valuation allowance	7.2	(6.5)	(98.0)
Non-taxable/non-deductible items	0.1	0.3	0.1
Stock compensation	0.1	3.4	(0.8)

	Year Ended January 31,
	2020	2019	2018
Non-deductible Spin-Off costs	—	2.1	—
Meals & entertainment	0.9	0.7	0.5
Officer compensation	2.9	0.7	—
Tax credits	(0.2)	(0.3)	—
Goodwill impairment	3.9	—	—
Acquisition costs	0.4	—	—
Change in tax rate	—	(3.1)	106.9
	$(8.5)	$0.6	$0.1

Income tax benefit was $8.5 for the year ended January 31, 2020, as compared to $0.6 of income tax expense in the prior year period, reflecting the effective tax rate of approximately 8.1% resulting primarily from the benefit recorded in the fourth quarter of Fiscal 2019. The income tax benefit relates to the reduction of the valuation allowance relative to acquired Red Bone and Tecton’s deferred tax liabilities via purchase accounting of approximately $8.9. The benefit is partially offset by current state tax expense of $0.4. Aside from a negligible amount of state and local taxes, there was no income tax expense in the prior year due to the fact that the Company had established a full valuation allowance against its net deferred tax asset.
The tax effects of temporary differences and carryforwards that give rise to deferred income tax assets and liabilities consist of the following:
	January 31, 2020	January 31, 2019
Deferred tax assets:
Accrued liabilities	$5.9	$4.5
Intangible assets	77.3	83.3
Net operating loss carryforward	36.4	19.1
Inventory capitalization	0.6	0.8
Interest expense limitation	8.7	1.9
Other	2.2	0.6
	131.1	110.2
Deferred tax liabilities:
Depreciation	(56.2)	(42.5)
	(56.2)	(42.5)
Net deferred tax asset before valuation allowance	74.9	67.7
Valuation allowance	(74.9)	(67.7)
Net deferred tax asset	$—	$—
The Company is subject to taxation in the United States and various states. Tax years that remain subject to examinations by major tax jurisdictions are generally open for tax years ending in 2019 and after.
On December 22, 2017, President Trump signed into law the legislation generally known as the Tax Cut and Jobs Act of 2017. The tax law includes significant changes to the U.S. corporate tax systems including a rate reduction from 35% to 21% beginning in January of 2018. In accordance with ASC 740, “Income Taxes,” the impact of a change in tax law is recorded in the period of enactment. For the year ended January 31, 2018, the Company recorded a material, non-cash, change in its net deferred income tax balances of approximately $106.9 million related to the tax rate change.

14.
SEGMENT REPORTING

The Company is organized on a geographic basis. The Company’s reportable segments which are also its operating segments, are comprised of the Southwest (the Permian Basin and the Eagle Ford), the Rocky Mountains (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con (the Marcellus and Utica as well as the Mid-Continent STACK and SCOOP and Haynesville). The segments regularly report their results of operations and make requests for capital expenditures and acquisition funding to the Company’s chief operational decision-making group (“CODM”). This group is comprised of the Chairman and Chief Executive Officer and the Senior Vice President and Chief Financial Officer. As a result, the CODM has determined the Company has three reportable segments.
The following table presents revenues and other financial information by reportable segment:
	Year Ended January 31, 2020
	Southwest	Rocky Mountains	Northeast/Mid-Con	Total
Revenues	$177.9	$216.4	$149.7	$544.0
Operating (loss) earnings(1)(2)	(54.3)	10.1	(31.5)	(75.7)
Total assets(1)	203.6	233.5	186.3	623.4
Goodwill	—	28.3	—	28.3
Capital expenditures(1)	19.5	24.2	27.1	70.8
Depreciation and amortization	21.0	21.0	22.1	64.1
	Year Ended January 31, 2019
	Southwest	Rocky Mountains	Northeast/Mid-Con	Total
Revenues	$186.2	$179.7	$129.4	$495.3
Operating earnings(1)(3)	3.2	5.5	13.4	22.1
Total assets(1)	319.9	208.0	144.9	672.8
Goodwill	22.1	13.2	7.9	43.2
Capital expenditures(1)	55.0	17.2	11.8	84.0
Depreciation and amortization	12.5	15.4	13.6	41.5
	Year Ended January 31, 2018
	Southwest	Rocky Mountains	Northeast/Mid-Con	Total
Revenues	$109.5	$127.0	$84.0	$320.5
Operating loss(1)(4)	(12.8)	(0.8)	(10.4)	(24.0)
Total assets(1)	68.8	124.9	80.1	273.8
Capital expenditures(1)	12.9	25.3	11.2	49.4
Depreciation and amortization	10.1	12.1	11.3	33.5

(1)
Administrative-level assets, capital expenditures and depreciation and amortization have been allocated to the above segments based on each segment’s pro rata share of the respective consolidated financial statement line item. Operating expenses have been allocated to the above segments based on each segment’s pro rata share of revenues.

(2)
For the year ended January 31, 2020, operating (loss) earnings includes a goodwill impairment charge of $47.0, of which $22.4 was attributable to the Southwest segment and $24.6 was attributable to the Northeast/Mid-Con segment.

(3)
For the year ended January 31, 2019, cost of sales and SG&A expense include $0.4 and $30.2, respectively, of costs primarily associated with the completion of the merger of the Aerospace Solutions business of KLX Inc. with The Boeing Company, the Spin-Off of the energy services business into an independent public company, including $10.7 of non-cash compensation expense related to the acceleration of unvested shares held by the Company’s employees, the amendment of the $100.0 asset based lending facility due to the issuance of $250.0 of Notes and the acquisition of Motley.

(4)
For the year ended January 31, 2018, cost of sales and SG&A expense include $0.3 and $3.3, respectively, of costs primarily associated with KLX’s strategic alternatives review and also a restructuring of the Eagle Ford region, which was the Company’s only unprofitable region.

The following table presents revenues by service offering by reportable segment:
	Year Ended January 31, 2020
	Southwest	Rocky Mountains	Northeast/ Mid-Con	Total
Completion revenues	$122.9	$122.4	$70.6	$315.9
Intervention revenues	34.3	45.8	45.9	126.0
Production revenues	20.7	48.2	33.2	102.1
Total revenues	$177.9	$216.4	$149.7	$544.0

	Year Ended January 31, 2019
	Southwest	Rocky Mountains	Northeast/ Mid-Con	Total
Completion revenues	$117.6	$91.6	$64.7	$273.9
Intervention revenues	42.3	42.1	31.3	115.7
Production revenues	26.3	46.0	33.4	105.7
Total revenues	$186.2	$179.7	$129.4	$495.3

	Year Ended January 31, 2018
	Southwest	Rocky Mountains	Northeast/ Mid-Con	Total
Completion revenues	$62.8	$52.2	$39.6	$154.6
Intervention revenues	30.9	42.0	22.7	95.6
Production revenues	15.8	32.8	21.7	70.3
Total revenues	$109.5	$127.0	$84.0	$320.5

15.
SELECTED QUARTERLY DATA (Unaudited)

Summarized quarterly financial data for the years ended January 31, 2020 and 2019 are as follows:
	January 31, 2020
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$145.8	$164.9	$134.5	$98.8
Cost of sales	118.9	129.4	119.3	102.4
Net (loss) earnings(1)	(5.0)	3.5	(69.8)	(25.1)
Basic net (loss) earnings per share(2)	(0.24)	0.16	(3.10)	(1.09)
Diluted net (loss) earnings per share(2)	(0.24)	0.16	(3.10)	(1.09)

(1)
For the quarters ended October 31, 2019 and January 31, 2020, net (loss) earnings includes a goodwill impairment charge of $45.8 and $1.2, respectively.

(2)
Net earnings per share are computed individually for each quarter presented. Therefore, the sum of the quarterly net earnings per share may not necessarily equal the total for the year.

	January 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$110.3	$117.9	$123.2	$143.9
Cost of sales	82.0	85.7	90.2	112.5
Net earnings (loss)	5.8	13.6	(9.9)	4.9
Basic net earnings (loss) per share(1)	0.29	0.68	(0.49)	0.24
Diluted net earnings (loss) per share(1)	0.29	0.68	(0.49)	0.24

(1)
Net earnings per share are computed individually for each quarter presented. Therefore, the sum of the quarterly net earnings per share may not necessarily equal the total for the year.

16.
SUBSEQUENT EVENTS

Oil prices declined sharply in March 2020 to levels as low as approximately $21.00 per barrel as a result of multiple factors affecting levels of supply and demand in global oil and gas markets, including the announcement of price reductions and production increases by OPEC members and other oil exporting nations. Oil and natural gas prices are expected to continue to be volatile as a result of the near term production increases and the ongoing COVID-19 outbreaks and as changes in oil and natural gas inventories, industry demand and global and national economic performance are reported, and the Company cannot predict when prices will improve and stabilize. The Company is currently unable to estimate the impact of these events on its future financial position and results of operations. Therefore, the Company can give no assurances that the events will not have a material adverse effect on its financial position or results of operations.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED JANUARY 31, 2020, 2019 AND 2018
(In millions)
	Balance At Beginning Of Period	Expenses	Other	Write-Offs/ Disposals	Balance At End Of Period
Deducted from Assets:
Allowance for doubtful accounts:
Year ended January 31, 2020	$3.1	$11.6	$—	$1.8	$12.9
Year ended January 31, 2019	2.3	1.2	—	0.4	3.1
Year ended January 31, 2018	2.7	0.2	—	0.6	2.3
Reserve for inventory:
Year ended January 31, 2020	$2.0	$2.6	$—	$3.1	$1.5
Year ended January 31, 2019	1.1	1.6	—	0.7	2.0
Year ended January 31, 2018	0.1	1.2	—	0.2	1.1
Deferred tax asset valuation allowance:
Year ended January 31, 2020	$67.7	$—	$7.2	$—	$74.9
Year ended January 31, 2019(1)	175.5	—	(6.5)	(101.3)	67.7
Year ended January 31, 2018	273.5	—	(98.0)	—	175.5

(1)
The decrease in the deferred tax asset valuation allowance of $101.3 is related to the surrender of net operating losses and tax credits, which were fully valued to The Boeing Company as per the merger agreement with KLX.

ANNEX J — KLXE ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED JANUARY 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

Amendment No. 1
(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended January 31, 2020
or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from             to
Commission File Number: 001-38609
KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
Delaware	36-4904146
(State of incorporation or organization)	(I.R.S. Employer Identification No.)
1300 Corporate Center Way
Wellington, Florida
(Address of principal executive offices)
(561) 383-5100
(Registrant’s telephone number, including area code) registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Securities registered pursuant to Section 12(g) of the Act: None.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “lare accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐	Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
As of July 31, 2019, the aggregate market value of the registrant’s voting stock held by non-affiliates was approximately $331.4 million. Shares of common stock held by executive officers and directors have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not a determination for any other purpose. The number of shares of the registrant’s common stock, $0.01 par value, outstanding as of March 20, 2020, was 24,742,626 shares.

EXPLANATORY NOTE
This Amendment No. 1 to Form 10-K (this “Amendment”) amends the Annual Report on Form 10-K for the fiscal year ended on January 31, 2020 (the “2019 Form 10-K”) originally filed on March 24, 2020 (the “Original Filing”) by KLX Energy Services Holdings, Inc., a Delaware corporation (“we,” “us,” “our,” the “Company,” “KLXE,” “KLX Energy Services” or the “Corporation”). The Company is filing this Amendment to present the information required by Part III of Form 10-K as the Company will not file a definitive proxy statement within 120 days of the end of the Company’s fiscal year ended January 31, 2020.
Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and the Company has not updated the disclosures contained therein to reflect any events that occurred at a date subsequent to the date of the Original Filing.

PART III
ITEM 10.
DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Executive Officers
The following table sets forth information regarding the Company’s executive officers as of May 1, 2020.
Name and Title	Business Experience
Thomas P. McCaffrey President, Chief Executive Officer & Chief Financial Officer	Thomas P. McCaffrey has served as President, Chief Executive Officer and Chief Financial Officer of our Company since May 1, 2020 and as a member of the Board of Directors since April 22, 2020, and previously as Senior Vice President and Chief Financial Officer from September 2018 until April 30, 2020. Previously, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a Certified Public Accountant for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University, Chairman of its Development Committee and as a member of its Audit Committee.
Heather Floyd Vice President — Finance and Corporate Controller	Heather Floyd has served as Vice President — Finance and Corporate Controller and as principal accounting officer of KLX Energy Services Holdings, Inc. since October 2018. Previously, Ms. Floyd served as Vice President — Finance and Corporate Controller of KLX Inc. from February 2014 until October 2018. Ms. Floyd has over 17 years of combined accounting, auditing, financial reporting and Sarbanes-Oxley compliance experience. Prior to joining KLX Inc., Ms. Floyd held various positions at B/E Aerospace, Inc., including most recently Vice President — Internal Audit. Prior to joining B/E Aerospace, Ms. Floyd served as an Audit Manager with Ernst & Young and in various accounting roles at Corporate Express, now a subsidiary of Staples. Ms. Floyd is a Certified Public Accountant licensed to practice in Florida.
Jonathan L. Mann General Counsel, Vice President — Law, Chief Compliance Officer and Secretary	Jonathan L. Mann has served as General Counsel, Vice President — Law, Chief Compliance Officer and Corporate Secretary of KLX Energy Services Holdings, Inc. since August 2019 and as Associate General Counsel, Vice President — Law, Chief Compliance Officer and Corporate Secretary from September 2018 until August 2019. Previously, Mr. Mann served as Corporate Counsel of KLX Inc. from August 2016 until the spin-off of KLX Energy Services in September 2018. Prior to joining KLX Inc., Mr. Mann served as Assistant General Counsel of ExamWorks, Inc. Before that, Mr. Mann served as an attorney at White & Case LLP practicing in the corporate and finance practice groups. Mr. Mann attended the University of Florida, where he earned Bachelor of Science in Accounting and Master of Accounting degrees and a Juris Doctorate. Mr. Mann is a member of The Florida Bar and an Illinois Registered Certified Public Accountant.

Our Board of Directors
The following table sets forth information regarding our directors as of May 1, 2020. The table contains each person’s biography as well as the qualifications and experience each person brings to our Board. Our Board consists of eight members, six of whom will meet applicable regulatory and exchange listing independence requirements.
Name and Title		Business Experience and Director Qualifications
John T. Collins Chairman	73	John T. Collins has served as Chairman of the Board of Directors since May 2020 and has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. From 1986 to 1992, Mr. Collins served as the President and Chief Executive Officer of Quebecor Printing (USA) Inc., which was formed in 1986 by a merger with Semline Inc., where he had served in various positions since 1968, including since 1973 as President. During his term, Mr. Collins guided Quebecor Printing (USA) Inc. through several large acquisitions and situated the company to become one of the leaders in the industry. From 1992 to 2017, Mr. Collins was the Chairman and Chief Executive Officer of The Collins Group, Inc., a manager of a private securities portfolio and minority interest holder in several privately held companies. Mr. Collins currently serves on the Board of Directors for Federated Funds, Inc. and has served on the Board of Directors for several public companies, including Bank of America Corp. and FleetBoston Financial. In addition, Mr. Collins has served as Chairman of the Board of Trustees of his alma mater, Bentley University. Our Board benefits from Mr. Collins’s many years of experience in the management, acquisition and development of several companies.
Amin J. Khoury Director	81	Amin J. Khoury has been a Director since September 2018 and served as Chairman of the Board of Directors, Chief Executive Officer and President of the Company from September 2018 until May 2020. Mr. Khoury served as Chairman and Chief Executive Officer of KLX Inc. from the time of its spin-off from B/E Aerospace in December 2014 until its sale to The Boeing Company in October 2018. Mr. Khoury co-founded B/E Aerospace in July 1987 and served as its Chairman of the Board until its sale to Rockwell Collins in April 2017. Mr. Khoury served as Chief Executive Officer of B/E Aerospace from December 31, 2005 through December 31, 2013. Mr. Khoury also served as the Co-Chief Executive Officer of B/E Aerospace from January 1, 2014 to December 16, 2014. Mr. Khoury was a Trustee of the Scripps Research Institute from May 2008 until July 2014. Mr. Khoury holds an Executive Masters Professional Director Certification, the highest level, from the American College of Corporate Directors. During his time at B/E Aerospace, Mr. Khoury was primarily responsible for the development and execution of B/E Aerospace’s business strategies that resulted in its growth from a single product line business with $3.0 million in annual sales, to the leading global manufacturer of commercial aircraft and business jet cabin interior products and the world’s leading distributor of

Name and Title		Business Experience and Director Qualifications
		aerospace consumable products, with annual revenues in 2013 of $3.5 billion. Mr. Khoury also led the founding and growth of the KLX Aerospace Solutions Group from a single acquisition in 2001 through nine additional acquisitions, transforming it into a leading independent company in its industry. During his time at B/E Aerospace and KLX Inc., Mr. Khoury oversaw the expansion into the oilfield services industry and formation of our company through the combination and integration of seven private oilfield service companies. Mr. Khoury led the strategic planning and acquisition strategies of B/E Aerospace and KLX Inc. as well as their operational integration and execution strategies. He is a highly effective leader in organizational design and development matters and has been instrumental in identifying and attracting both our managerial talent and Board members. He has an intimate knowledge of the company, its industry and its competitors which he has gained over the last 32 years at B/E Aerospace, KLX Inc. and KLX Energy Services Holdings, Inc. All of the above experience and leadership roles uniquely qualify him to serve as a member of our Board.
Richard G. Hamermesh Director	72	Richard G. Hamermesh has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Dr. Hamermesh is a Senior Fellow at the Harvard Business School, where he was formerly the MBA Class of 1961 Professor of Management Practice from 2002 to 2015. From 1987 to 2001, he was a co-founder and a Managing Partner of The Center for Executive Development, an executive education and development consulting firm. From 1976 to 1987, Dr. Hamermesh was a member of the faculty of Harvard Business School. He is also an active investor and entrepreneur, having participated as a principal, director and investor in the founding and early stages of more than 15 organizations. Dr. Hamermesh is a member of the Board of Directors of SmartCloud, Inc. and was a director of B/E Aerospace, Inc. until its sale to Rockwell Collins in April 2017, and a director of Rockwell Collins from April 2017 until its sale to United Technologies Corporation in November 2018. Our Board benefits from Dr. Hamermesh’s education and business experience as co-founder of a leading executive education and consulting firm, as president, founder, director and co-investor in over 15 early stage businesses, and his 28 years as a Professor of Management Practice at Harvard Business School, where he has led MBA candidates through thousands of business case studies, as well as his intimate knowledge of our business and industry.
Benjamin A. Hardesty Director	70	Benjamin A. Hardesty has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Hardesty has been the owner of Alta Energy LLC, a consulting business focused on oil and natural gas in the Appalachian Basin and onshore United States, since 2010. In May 2010, Mr. Hardesty retired as president of Dominion E&P, Inc., a subsidiary of Dominion Energy, engaged in the

Name and Title		Business Experience and Director Qualifications
		exploration and production of oil and natural gas in North America, a position he had held since September 2007. After joining Dominion Energy in 1995, Mr. Hardesty had previously also served in other executive positions, including President of Dominion Appalachian Development, Inc. and General Manager and Vice President Northeast Gas Basin. Mr. Hardesty has served on the Board of Directors of Antero Resources Corporation since its initial public offering in October 2013. He previously was a member of the Board of Directors of Blue Dot Energy Services, LLC from 2011 until its sale to B/E Aerospace in 2013. From 1982 to 1995, Mr. Hardesty served as an officer and director of Stonewall Gas Company, and from 1978 to 1982 as vice president of operations of Development Drilling Corporation. Mr. Hardesty is director emeritus and past president of the West Virginia Oil & Natural Gas Association and past president of the Independent Oil & Gas Association of West Virginia. Mr. Hardesty serves on the Visiting Committee of the Petroleum Natural Gas Engineering Department of the College of Engineering and Mineral Resources at West Virginia University. Our Board benefits from Mr. Hardesty’s significant experience in the oil and natural gas industry, including in our areas of operation.
Thomas P. McCaffrey Director	66	Thomas P. McCaffrey has been a Director since April 22, 2020. He has served as Chief Executive Officer and President of our Company since May 1, 2020 and previously as Senior Vice President and Chief Financial Officer from September 2018 until April 2020. Previously, Mr. McCaffrey served as President and Chief Operating Officer of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018 and as Senior Vice President and Chief Financial Officer of B/E Aerospace from May 1993 until December 2014. Prior to joining B/E Aerospace, Mr. McCaffrey practiced as a Certified Public Accountant for 17 years with a large international accounting firm and a regional accounting firm based in California. Since 2016, Mr. McCaffrey has served as a member of the Board of Trustees of Palm Beach Atlantic University, Chairman of its Development Committee and as a member of its Audit Committee. Our Board benefits from Mr. McCaffrey’s extensive leadership experience, thorough knowledge of our business and industry, and strategic planning experience.
Stephen M. Ward, Jr. Director	65	Stephen M. Ward, Jr., has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Ward has been a director of Carpenter Technology Corporation since 2001, where he is Chair of the Corporate Governance Committee and a member of the Human Resources and Science and Technology Committees. Mr. Ward previously served as President and Chief Executive Officer of Lenovo Corporation, which was formed by the acquisition of IBM Corporation’s personal computer business by Lenovo of China. Mr. Ward had spent 26 years at IBM Corporation holding various management positions, including Chief

Name and Title		Business Experience and Director Qualifications
		Information Officer and Senior Vice President and General Manager, Personal Systems Group. Mr. Ward is a cofounder and Board member of C3.ai, a company that develops and sells internet of things software for analytics and control. Mr. Ward was previously a Board member and founder of E2open, a maker of enterprise software, and a Board member of E-Ink, a maker of high-tech screens for e-readers and computers, and was the Chairman of the Board of QDVision, the developer and a manufacturer of quantum dot technology for the computer, TV and display industries until its sale. Our Board benefits from Mr. Ward’s broad executive experience and focus on innovation that enables him to share with our Board valuable perspectives on a variety of issues relating to management, strategic planning, tactical capital investments and growth.
Theodore L. Weise Director	76	Theodore L. Weise has been a Director since September 2018. He served on the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Weise is currently a business consultant and serves on the Board of Directors of Hawthorne Global Aviation Services. Mr. Weise joined Federal Express Corporation in 1972 during its formative years and retired in 2000 as its President and Chief Executive Officer. He held many officer positions, including Executive Vice President of World Wide Operations, and led the following divisions as its Senior Vice President: Air Operations, Domestic Ground Operations, Central Support Services, Business Service Center and Operations Planning. Prior to joining Federal Express Corporation, Mr. Weise flew on the US Air Force F 111 as a Flight Test Engineer for General Dynamics Corp. He has previously served on the Board of Directors of Federal Express Corporation, Computer Management Sciences, Inc., ResortQuest International, Inc. and Pogo Jet, Inc. Mr. Weise is a member of the Missouri University of Science and Technology Board of Trustees, of which he was a past President. Mr. Weise is a jet rated Airline Transport Pilot with over 5,700 flight hours. He holds an Executive Masters Professional Director Certification from the American College of Corporate Directors. Our Board benefits from Mr. Weise’s extensive leadership experience.
John T. Whates, Esq. Director	72	John T. Whates has been a Director since September 2018. He served as a member of the Board of Directors of KLX Inc. from December 2014 until its sale to The Boeing Company in October 2018. Mr. Whates has been an independent tax advisor and involved in venture capital and private investing since 2005. He is a member of the Board of Directors of Dynamic Healthcare Systems, Inc., was a member of the Board of Directors of Rockwell Collins from April 2017 until February 2018 and was the Chairman of the Compensation Committee of B/E Aerospace until its sale to Rockwell Collins in April 2017. From 1994 to 2011, Mr. Whates was a tax and financial advisor to B/E Aerospace, providing business and tax advice on essentially all of its significant strategic acquisitions. Previously, Mr. Whates was a tax partner in several of the largest public

Name and Title	Business Experience and Director Qualifications
accounting firms, most recently leading the High Technology Group Tax Practice of Deloitte LLP in Orange County, California. He has extensive experience working with aerospace and other public companies in the fields of tax, equity financing and mergers and acquisitions. Mr. Whates is an attorney licensed to practice in California and was an Adjunct Professor of Taxation at Golden Gate University. Our Board benefits from Mr. Whates’ extensive experience, multi-dimensional educational background and thorough knowledge of our business and industry.
Structure of the Board of Directors
Our Board is divided into three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year our stockholders elect one class of our directors. The directors designated as Class II directors have terms expiring at the 2020 Annual Meeting of Stockholders, the directors designated as Class III directors have terms expiring at the 2021 Annual Meeting of Stockholders, and the directors designated as Class I directors have terms expiring at the 2022 Annual Meeting of Stockholders.
Audit Committee
We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Messrs. Hardesty, Weise and Whates currently serve as members of the Audit Committee. Under the current Securities and Exchange Commission (“SEC”) rules and the rules of Nasdaq, all of the members are independent. Our Board has determined that Mr. Whates is an “audit committee financial expert” in accordance with current SEC rules. All members of the Audit Committee are independent, as that term is used in Item 407 of Regulation S-K of the federal securities laws.
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater-than-ten-percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.
Based solely on a review of the copies of reports furnished to us and, with respect to our directors and officers, written representations that no other reports were required, with respect to the year ended January 31, 2020, all Section 16(a) filing requirements applicable to our directors, officers and greater-than-ten-percent beneficial owners were complied with the exception of one report relating to a single transaction filed one business day late for Gary J. Roberts.
Code of Business Conduct
Our Board has adopted a code of business conduct that applies to all of our directors, officers and employees, including our principal executive officer and principal financial officer, controller and all other employees performing a similar function. We maintain a copy of our code of business conduct, including any amendments thereto and any waivers applicable to any of our director and officers, on our website at www.KLXEnergy.com.
ITEM 11.
EXECUTIVE COMPENSATION

Introduction
As an “emerging growth company,” we are eligible to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act of 1933, as amended (the “Securities Act”). These rules require certain compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. For the fiscal year ended on January 31, 2020 (“Fiscal 2019”), these three officers, listed below, are referred to as our named executive officers (“NEOs”):
•
Amin J. Khoury, Director and former Chairman, Chief Executive Officer and President until May 1, 2020 retirement

•
Heather M. Floyd, Vice President — Finance and Corporate Controller

•
Gary J, Roberts — Former Vice President and General Manager until April 11, 2020

We have also elected to present in this Amendment executive compensation disclosure for Thomas P. McCaffrey, currently our President, Chief Executive Officer and Chief Financial Officer since May 1, 2020 and a Director since April 22, 2020, and previously, Senior Vice President and Chief Financial Officer since September 2018 on a consistent basis with that of our Fiscal 2019 NEOs in order to provide a more comprehensive disclosure of our compensation practices to our stockholders, notwithstanding that Mr. McCaffrey was not a Fiscal 2019 NEO based on his Fiscal 2019 compensation, which is described below.
As an emerging growth company, we are not required to hold a “say-on-pay” vote at our annual meeting or to include Compensation Discussion & Analysis disclosure in this Amendment; however, based on input from our stockholders and proxy advisory services, and as previously announced, we are providing a number of additional disclosures with respect to the above named individuals in a manner substantially compliant with the disclosure rules for larger public companies, in order to provide a more transparent view of our compensation philosophy.
Our Approach to Executive Pay
Our compensation program is designed to incentivize our executives in a manner consistent with our stockholders’ long-term interests. In 2018, prior to the spin-off, the Compensation Committee of KLX Inc. established the compensation for Messrs. Khoury, McCaffrey and Roberts.
In order to determine an appropriate compensation structure, given the size of our Company, our strategic objectives following the consummation of the spin-off and the lack of availability of equity or debt finance for oilfield services companies, the Compensation Committee of KLX Inc. and Messrs. Khoury and McCaffrey agreed, and the Compensation Committee of KLX Inc. recommended to the Board of Directors of KLX Inc., who approved, that Messrs. Khoury and McCaffrey would forego base salaries for the first four years following the spin-off. The purpose of this structure was to directly align the executives’ interests with those of KLX Energy Services’ stockholders, to facilitate maximum availability of cash on hand to support the day-to-day operations of our business and to strengthen our ability to pursue our growth and acquisition strategy. In light of Messrs. Khoury and McCaffrey’s agreements to forego base salaries, in order to align the executives’ interests with the interests of our stockholders and also appropriately incentivize the executives, the Compensation Committee of KLX Inc. agreed and recommended, and the Board of Directors of KLX Inc. approved, providing Messrs. Khoury and McCaffrey with grants of restricted stock, scheduled to vest over a four-year period, with the first installment having vested twelve months following the consummation of the spin-off. In addition, while Mr. Roberts, our former Vice President and General Manager, received cash remuneration, approximately 72% percent of his targeted total direct compensation payable under his employment agreement was in the form of restricted stock that was scheduled to vest over a four-year period. Ms. Floyd receives cash remuneration pursuant to her employment agreement, but a significant percentage of her targeted annual direct compensation is in the form of annual restricted stock awards that vest over a three-year period. We believe this structure best achieves the balance of aligning the interests of the executives with our stockholders while also providing appropriate incentives to our executives.
The KLX Energy Services Compensation Committee (the “Committee”) consulted with its independent compensation consultant, Pearl Meyer (“PM”), in 2018, with respect to the foregoing arrangements for Messrs. Khoury, McCaffrey and Roberts, and PM concluded these arrangements were both reasonable and appropriate given the roles and experiences of our NEOs.

The restricted stock awards granted at the time of the spin-off to Messrs. Khoury and McCaffrey were made in lieu of base salaries for Messrs. Khoury and McCaffrey. The fair value of the restricted shares on the grant date, September 14, 2018, was $28.90 per share, which was the closing share price for the Company’s common stock as quoted on the Nasdaq Global Select Market. See Footnote 1 to the Summary Compensation Table on page 16 for how we valued the grant. In addition, Messrs. Khoury, McCaffrey and Roberts agreed not to participate in the Company’s annual restricted stock award program through December 2022.
As we previously announced prior to the filing of this Amendment, we entered into certain severance arrangements with Messrs. Khoury and Roberts during 2020, which included the vesting of their unvested restricted stock awards and certain cash payments, and we entered into a new employment agreement with Mr. McCaffrey effective May 1, 2020 concurrently with Mr. McCaffrey being appointed our President, Chief Executive Officer and Chief Financial Officer, which includes cash remuneration.
A Closer Look at How Our Program Works
Our executive compensation program is grounded in our guiding principles and also stresses the following best-practice governance features:
•
The Committee periodically reviews the Compensation Peer Group (“CPG”) and makes adjustments, when appropriate, to further enhance our market competitiveness and alignment with investor expectations

•
Clawback policy

•
No tax gross-ups

•
No repricing or underwater cash buyouts

•
No hedging or pledging of shares

Annual cash incentives reward both the achievement of short-term financial goals, as well as the execution of activities to advance our strategic and operational priorities, which support near-term financial performance and long-term strategic objectives. Below is a summary of the annual cash incentive plan structure, including metrics and weightings as it related to Mr. Roberts (as Messrs. Khoury and McCaffrey did not receive cash salaries and did not participate in our annual cash incentive program). While Mr. Roberts received a cash bonus for Fiscal 2018, due to the significant deterioration in industry conditions in 2019 and the resulting impact on our business, no cash bonus was awarded to Mr. Roberts for Fiscal 2019. Ms. Floyd received a cash bonus for Fiscal 2019 equal to approximately 25% of her annual base salary for 2019 due to her contributions toward achievement of the Company’s strategic objectives, contributions in overseeing strategic acquisitions made in Fiscal 2019 and integration activities related thereto, and an expansion of the scope of her responsibilities to include overseeing our Houston, Texas accounting and finance functions.
Annual Cash Incentives — Plan Structure
Weighting	Performance Objectives	Metrics
70%	Financial Metrics	Adjusted EBITDA Margin (33 1/3% weighting) Adjusted Free Cash Flow Growth Rate (33 1/3% weighting) Adjusted EBITDA Growth Rate (33 1/3% weighting)
30%	Strategic and Operational Initiatives
Examples of strategic and operational initiatives include, but are not limited to:
•
Strengthen KLXE brand identity, internally and externally

•
Maximize cost reduction programs to optimize earnings and cash flows

Annual Cash Incentives — Plan Structure
Weighting	Performance Objectives	Metrics

•
Develop and implement financial tools and training for operations management

•
Continue to generate market share gains

•
Continue to improve all aspects of the Company’s Health, Safety and Environmental measures

•
Continue to improve processes and efficiency

Had cash bonuses been considered for financial metrics, that portion of the award would have been determined by the achievement of the combined score of the three performance metrics compared with our peers on a relative basis at the end of the year. The actual amount of cash incentives to be paid will be driven by the achievement of the below target performance targets relative to our peer group as follows:
Percentile Ranking	Range of Payout*
Below 25th Percentile	0% payout
From 25th to 50th Percentile	50% to 100% payout
From 50th to 75th Percentile	100% to 200% of payout
Above 75th Percentile	200% payout (capped)

*
Performance achieved between the 25th and 50th percentiles and 50th and 75th percentiles is interpolated between the end points identified above.

The strategic and operational portion of the award is determined by the achievement of the strategic and operational objectives set at the beginning of the year as compared with our peers on an absolute basis at the end of the year. The actual amount of cash incentives to be paid is driven by the achievement of the performance targets determined by the Committee, as set forth below:
Percentile Ranking	Range of Payout*
Below 25th Percentile	0% payout
From 25th to 50th Percentile	50% to 100% payout
From 50th to 75th Percentile	100% to 150% of payout
Above 75th Percentile	150% payout (capped)

*
Performance achieved between the 25th and 50th percentiles and 50th and 75th percentiles is interpolated between the end points identified above.

Total cash incentives are equal to the sum of the financial and non-financial achievements, and are awarded to our managers, including NEOs, based on their individual performance.
Despite the strategic objectives achieved during 2019, given the rapid deterioration in industry conditions and its impact on the Company’s performance, the Committee determined not to award a cash bonus to Mr. Roberts for the achievement of strategic objectives in Fiscal 2019. Despite the significant deterioration in industry conditions, as fully described above, the Committee determined that Ms. Floyd’s efforts merited a cash bonus for Fiscal 2019 for achievement of strategic and operational initiatives.
Executive Compensation Philosophy
Introduction
The Committee believes that executive compensation opportunities must align with and enhance long-term stockholder value. This core philosophy is embedded in all aspects of our executive compensation program and has allowed us to establish an important set of guiding principles. We believe these principles create a meaningful link between compensation outcomes and a long-term sustainable growth strategy.
How We Make Compensation Decisions
Role of the Committee on Compensation and Executive Development
The Committee, which consists of three independent directors, is responsible for overseeing the development and administration of our executive compensation program. The Committee reviews and approves all aspects of our executive compensation program.
In this role, the Committee makes all compensation decisions relative to our CEO and approves all compensation recommendations for the other NEOs.
The Committee’s responsibilities include:
•
Reviewing and approving incentive plans and objectives

•
Assessing each NEO’s performance relative to these targets and objectives

•
Evaluating the competitiveness of each NEO’s total compensation package

•
Approving changes to a NEO’s compensation elements, including base salary, annual and long-term incentive opportunities and awards, benefits and perquisites

•
Designing executive compensation plans and programs

The NEOs assist the Committee as requested with certain of the above.
The Committee’s charter, which sets out its objectives and responsibilities, can be found on our website at www.KLXEnergy.com.
The Committee’s Process
The Committee maintains a structured process for the evaluation of Company, CEO and NEO performance. The Committee reviews and approves the recommended strategic and financial objectives for the CEO for the upcoming year and for a longer-term period. It also evaluates the prior year performance of the CEO and NEOs. A combination of qualitative and quantitative factors provides a broad and balanced assessment of performance.
A Process for Performance Evaluation
Internal Performance	External Performance
Achievement versus strategic, financial and operational goals.	Relative financial performance using key financial metrics versus peers over varying time periods.
The Role of Management
The CEO does not play any role in the Committee’s determination of his own compensation. However, the CEO presents the Committee with recommendations for each element of compensation, including the level of base salary and annual and long-term incentive awards for the other NEOs. Our CEO bases these recommendations upon his assessment of each individual’s performance, the performance of his or her respective business unit and/or function, benchmark information and retention risk. The Committee reviews the CEO’s recommendations, makes adjustments, as appropriate, and approves compensation changes at its sole discretion.
The Role of Compensation Consultant
To gain a perspective on external pay levels, emerging practices and regulatory changes, the Committee has engaged an outside executive compensation consultant to provide compensation information and advise the Committee as it conducts its review of our executive and director compensation programs. In October 2018, the Committee selected Pearl Meyer as its consultant and tasked PM with gathering market competitive data, reviewing compensation plan design alternatives and advising the Committee on director and executive compensation trends and best practices.
The compensation consultant reports to, and is directed by, the Committee, which has sole authority to retain or terminate compensation advisers. The Committee reviewed information regarding the independence and potential conflicts of interest of PM, taking into account, among other things, the factors set forth in the Nasdaq listing standards. Based on this review, the Committee concluded that the engagement of PM did not raise any conflict. Other than services provided for the Committee, PM did not provide any material amount of other services to the Company in Fiscal 2019.
Executive Compensation Practices
We strive to maintain sound compensation practices by continually monitoring the evolution of best practices. Here are some of the principal practices we follow:
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Review of Pay versus Performance.    The Committee continually reviews the relationship of the CEO’s compensation relative to the Company’s performance.

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Stock Ownership.   Our CEO and CFO as well as our Board members received 100% of their compensation in the form of restricted stock.

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Review of CPG.   The Committee periodically reviews the CPG and makes adjustments, when appropriate, to further enhance our market competitiveness and alignment with investor expectations.

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No Tax Gross-Ups.   KLXE does not provide excise tax reimbursements or gross-ups in the event of a change in control.

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Prohibition on Hedging; Pledging of Shares.   To avoid conflicts of interest that could undermine the goals of our share ownership policy and the focus on sustainable long-term growth, we prohibit directors and employees from entering into transactions involving short sales of our securities or put or call options based on our securities, except for options granted under KLX Energy Services compensation programs. In addition, directors and NEOs are generally prohibited from holding KLX Energy Services shares in a margin account or pledging KLX Energy Services shares as collateral for a loan unless our General Counsel provides pre-clearance after the director or executive clearly demonstrates the financial capability to repay the loan without resort to the pledged securities.

•
Clawback(s).   KLXE has a comprehensive policy addressing the clawback of executive compensation. In the event of a material restatement of the Company’s financial results, the Board will review the facts and circumstances that led to the requirement for the restatement and may take such actions, if any, as it deems necessary or appropriate in its discretion. The Board will consider whether any executive officer received cash incentive compensation based on the original financial statements because it appeared he or she had achieved financial performance targets that were not achieved based on the restatement. The Board also will consider the accountability of any executive officer whose acts or omissions were responsible in whole or in part for the events that led to the restatement and whether such acts or omissions constituted misconduct.

Competitive Positioning
Peer Group Benchmarking
To evaluate market competitiveness, we compare our program to the compensation at the companies that make up our CPG. These companies provide a relevant comparison based on their similarity to us in size and complexity, taking into account factors such as their revenues, market capitalization, scope of operations and diversified product and service offerings.
In addition to CPG data, we historically have looked at a broader sample of proxy and general industry pay benchmark data. This information provides useful insight on compensation trends and supplements CPG data. We did not ask PM to prepare a benchmarking service in 2019 because of the severe deterioration in industry conditions and the Committee’s decision to generally not award cash bonuses to our NEOs. We anticipate resuming benchmarking at such time that the industry has stabilized and the benchmarking is meaningful and useful in adjusting executive compensation. Our 2019 CPG included Basic Energy Services, Inc., C&J Energy Services, Inc., Forum Energy Technologies, Inc., Helix Energy Solutions, Inc., Key Energy Services, Inc., Nine Energy Services, Inc., Oil States International, Inc., Ranger Energy Services, Inc. and Superior Energy Services, Inc. The above peer group was appropriate for KLXE in Fiscal 2019 and will be reviewed annually as industry conditions change.
Long-Term Incentive Plan.   We adopted the KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (the “LTIP”) to promote the long-term success of KLX Energy Services by providing eligible individuals (including our NEOs) with opportunities to obtain a proprietary interest in KLX Energy Services though the grant of equity-based awards. These awards provide participants with incentive to contribute to our long-term growth and profitability. The LTIP also assists us in attracting, retaining and motivating highly qualified individuals who are in a position to make significant contributions to us.
As discussed above, Messrs. Khoury, McCaffrey and Roberts received one-time restricted stock awards at the time of the spin-off, and agreed to forego additional restricted stock awards until December 2022. For Fiscal 2019, Ms. Floyd received an annual restricted stock award equal to one-times her base salary as of the date of grant pursuant to the terms of her employment agreement. A detailed description of the LTIP can be found in the Information Statement that accompanies Amendment No. 2 to our Registration Statement on Form 10, filed with the SEC on August 24, 2018.
Retirement Benefits.   Mr. Roberts and Ms. Floyd participated in our qualified 401(k) defined contribution plan in 2019. Under this plan, we match 100% of the first 3% and 50% of the next 2% of employee contributions, currently up to a maximum of $11,400 per calendar year.
Deferred Compensation Plan.   The Company adopted its 2018 Deferred Compensation Plan (“DCP”) at the time of our spin-off. The DCP is a nonqualified deferred compensation plan pursuant to which certain senior executives of the Company, as selected by the Committee, are eligible to defer a portion of their base salary and cash incentive award. Each of our NEOs was eligible to participate in the plan, however Messrs. Khoury and McCaffrey did not participate because they do not receive cash salaries or cash bonus awards. We may make a matching contribution equal to 100% of the participant’s deferrals under the DCP up to a maximum of 7.5% of the participant’s total base salary and annual cash incentive award. Matching contributions vest in equal installments on January 15th of each of the three years succeeding the year in which the contribution is made. In addition, an executive will fully vest in all matching contributions upon (i) meeting the requirements of a retirement, (ii) a termination of employment by the Company without cause, (iii) death, (iv) a change in control of the Company or (v) meeting the requirements of a disability. During 2019, Mr. Roberts and Ms. Floyd elected to defer compensation under the plan and the Company made matching contributions in March 2020 totaling $55,498.
Other Compensation.   We generally reimburse each of our NEOs for medical care expenses that are not otherwise reimbursed by any plan or arrangement up to a maximum benefit of 10% of their base salary per year. We also reimburse Messrs. Khoury and McCaffrey for reasonable costs of financial and estate planning.
Stock Ownership / Prohibited Transactions in Company Securities
Messrs. Khoury and McCaffrey as well as our Board of Directors received 100 percent of compensation in the form of restricted stock in 2019.
Our Board established a policy that prohibits our directors and executive officers from engaging in short sales of our securities. Our officers and directors are also prohibited from selling or purchasing puts or calls, trading in or writing options, or engaging in other hedging activities with respect to our securities. Directors and executive officers are also prohibited from holding Company securities in a margin account or pledging our securities as collateral for a loan, unless our General Counsel provides pre-clearance after the director or executive officer clearly demonstrates the financial capability to repay the loan without resort to the pledged securities.

Compensation Recoupment Policy (“Clawback”)
In the event of a material restatement of the Company’s financial results, the Board will review the facts and circumstances that led to the requirement for the restatement and may take such actions, if any, as it deems necessary or appropriate in its discretion. The Board will consider whether any executive officer received cash incentive compensation based on the original financial statements because it appeared he or she had achieved financial performance targets that were not achieved based on the restatement. The Board also will consider the accountability of any executive officer whose acts or omissions were responsible in whole or in part for the events that led to the restatement and whether such acts or omissions constituted misconduct.
The actions, if any, that the Board may in its discretion elect to take against a particular executive officer, depending on all the facts and circumstances as determined during their review, could include (i) the recoupment of all or part of any bonus or other cash incentive compensation paid to the executive officer that was based upon the achievement of financial results that were subsequently restated and/or (ii) the pursuit of other available remedies.
Tax and Accounting Considerations
Section 162(m) of the Internal Revenue Code (the “Code”) imposes a limit on the amount a company may deduct for U.S. tax purposes for compensation paid to executive officers covered by Section 162(m) of the Code. A company’s principal executive officer and principal financial officer serving at any time during the taxable year, its three other most highly compensated executive officers employed at the end of the taxable year and any employee who was covered under Section 162(m) for any earlier tax year that began after December 31, 2016 will be covered by Section 162(m) of the Code. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the control of the Committee can affect deductibility of compensation and there can be no assurance that compensation paid to executive officers who are covered by Section 162(m) of the Code will be fully deductible in light of the deductibility limitations of Section 162(m) of the Code. The Committee reserves the right to use its judgment to authorize compensation payments that may not be deductible when the Committee believes that such payments are appropriate and in the best interests of KLXE, taking into consideration changing business conditions, the need to provide competitive compensation and retain the services of our executive officers, and the performance of our executive officers. The Committee will continue to monitor developments and assess alternatives for preserving the deductibility of compensation payments and benefits to the extent reasonably practicable, consistent with its compensation policies and as determined to be in the best interests of the Company and our stockholders.
Section 409A of the Code generally applies to deferred compensation. Generally speaking, “deferred compensation” is compensation earned currently, the payment of which is deferred to a later taxable year. Stock options, restricted stock awards, performance stock awards, RSUs, performance stock units, and other equity awards available under the LTIP are designed either to be exempt from the requirements of Section 409A of the Code or to satisfy its requirements. Awards subject to Section 409A of the Code that fail to satisfy its requirements will subject the award holder to immediate taxation, an interest penalty and an additional 20% tax on the amount underlying the award.
Summary Compensation Table
The following table sets forth information concerning the total compensation paid to each of our NEOs and Mr. McCaffrey for the periods indicated, including Fiscal 2019 (the year ended January 31, 2020), the transition period from September 14, 2018 (the date of the spin-off) through January 31, 2019 at KLX Energy Services (“Transition Period”) and for Fiscal 2018 (the period beginning January 31, 2018 and ending at the date of the spin-off) at KLX Inc. The amounts reported for periods prior to the Transition Period related to compensation programs in effect at KLX Inc. prior to the spin-off of KLX Energy Services and as such, are not comparable to reported compensation at KLX Energy Services.

Name and Principal Position	Year	Salary	Stock Awards(1),(2)	Option Awards	Non-Equity Incentive Plan Compensation(3)	All Other Compensation	Total
Amin J. Khoury Chief Executive Officer, Chairman and President	2019	$2	$—	$—	$—	$35,305(4)	$35,307
	Transition Period	2	31,884,301	—	—	15,840(4)	31,900,143
(Predecessor Company Information)	2018	684,429	1,850,409	—	—	224,514(4)	2,759,352
Thomas P. McCaffrey Senior Vice President and Chief Financial Officer	2019	$1	$—	$—	$—	$8,976(5)	$8,977
	Transition Period	1	19,130,586	—	—	504(5)	19,131,091
(Predecessor Company Information)	2018	437,350	1,182,460	—	—	372,330(5)	1,992,140
Gary J. Roberts Vice President and General Manager	2019	$349,382	$—	$—	$—	$64,428(6)	$413,810
	Transition Period	$118,659	$6,376,872	$—	$445,630	$66,417(6)	$7,007,578
(Predecessor Company Information)	2018	218,783	257,146	—	—	22,952(6)	498,881
Heather Floyd Vice President — Finance and Corporate Controller	2019	$302,490	$307,959	$—	$76,989	$67,024(7)	$754,462

(1)
The amounts reported in the “Stock Awards” column represent the aggregate full grant date fair value of the restricted stock awards calculated in accordance with FASB ASC 718 (without any reduction for risk of forfeiture). For more information about how we value stock-based awards (including assumptions made in such valuation), refer to Note 10 to our audited financial statements for the fiscal year ended January 31, 2020 included in our Annual Report on Form 10-K filed with the SEC on March 24, 2020. The amounts reported in the “Stock Awards” column that relate to the Transition Period represent grants of shares of KLXE restricted stock with a grant date fair value of $28.90 per share, which was the closing share price for the Company’s common stock on September 14, 2018 as quoted on the Nasdaq Global Select Market, to Messrs. Khoury, McCaffrey and Roberts under the LTIP representing 5%, 3% and 1%, respectively, of the outstanding common stock of the Corporation on a fully-diluted basis as of the spin-off distribution date to become vested in four equal annual installments on each of the first four anniversaries of the distribution date and subject to other conditions as described below. For performance-based restricted stock awards which were granted by KLX Inc., the grant date value is based upon the probable outcome of the performance metrics as of the date of the grant, which provided that if the highest level of payout was achieved, the value of the August 2018 award as of the grant date for performance based restricted stock would be capped at 200% of the performance award target. The grant date value for the August 2018 KLX Inc. stock award reflects the aggregate value of all shares granted on that date, notwithstanding that two-thirds of the shares granted on such date were forfeited upon the completion of the merger between KLX Inc. and The Boeing Company. Performance-based restricted stock awards are not a component of KLX Energy Services’ compensation program with respect to our NEOs.

(2)
In order to determine an appropriate compensation structure, given the size of our Company, our strategic objectives following the consummation of the spin-off and the lack of availability of equity or debt finance for oilfield services companies, the Compensation Committee of KLX Inc. and Messrs. Khoury and McCaffrey agreed, and the Compensation Committee of KLX Inc. recommended to the Board of Directors of KLX Inc., who approved, that Messrs. Khoury and McCaffrey would forego base salaries for the first four years following the spin-off. The purpose of this structure was to directly align the executives’ interests with those of KLX Energy Services’ stockholders, to facilitate maximum availability of cash on hand to support the day-to-day operations of our business and to strengthen our ability to pursue our growth and acquisition strategy. In light of Messrs. Khoury and McCaffrey’s agreements to forego base salaries, in order to align the executives’ interests with the interests of our stockholders and also appropriately incentivize the executives, the Compensation Committee of KLX Inc. agreed and recommended, and the Board of Directors of KLX Inc. approved, providing Messrs. Khoury and McCaffrey with grants of restricted stock with a grant date fair value of $28.90 per share, which was the closing share price for the Company’s common stock on September 14, 2018 as quoted on the Nasdaq Global Select Market, scheduled to vest over a four-year period, with the first installment having vested twelve months following the consummation of the spin-off. In addition, while Mr. Roberts received cash remuneration, approximately 72% percent of his targeted total direct compensation payable under his employment agreement was in the form of restricted stock that was scheduled to vest over a four-year period. Ms. Floyd receives cash remuneration pursuant to her employment agreement, but a significant percentage of her targeted annual direct compensation is in the form of annual restricted stock awards that vest over a three-year period.
(3)
All annual cash bonuses paid to our NEOs are reflected in the “Non-Equity Incentive Plan Compensation” column of this table. The amounts shown represent the annual cash incentive payments received by our NEOs. These cash awards were paid with respect to Ms. Floyd in March 2020 relating to Fiscal 2019 and with respect to Mr. Roberts in March 2019 relating to Fiscal 2018.

(4)
With respect to Mr. Khoury, the amount reported for 2019 and the Transition Period as “All Other Compensation” relates to estate planning, and the amount reported for 2018 as “All Other Compensation” includes $165,025 for certain contributions to KLX Inc.’s non-qualified deferred compensation plan and includes $59,489 for estate planning.

(5)
With respect to Mr. McCaffrey, the amount reported for 2019 and the Transition Period as “All Other Compensation” relates to estate planning, and the amount reported for 2018 as “All Other Compensation” includes $351,503 for certain contributions to KLX Inc.’s non-qualified deferred compensation plan, $9,918 for KLX Inc. 401(K) Plan contributions and additional amounts relating to automobile allowance and estate planning.

(6)
With respect to Mr. Roberts, the amount reported for 2019 and the Transition Period as “All Other Compensation” includes $26,627 and $59,132, respectively, for certain contributions to KLX Energy Services Holdings, Inc.’s non-qualified deferred compensation plan and additional amounts relating to automobile allowance and KLX Energy Services Holdings, Inc.’s 401(K) Plan, and the amount reported for 2018 as “All Other Compensation” includes $10,490 for KLX Inc. 401(K) Plan contributions and additional amounts relating to automobile allowance.

(7)
With respect to Ms. Floyd, the amount reported for 2019 as “All Other Compensation” includes $28,871 for certain contributions to KLX Energy Services Holdings, Inc.’s non-qualified deferred compensation plan, $13,953 for payments under our executive medical plan, $11,000 for KLX Energy Services Holdings, Inc. 401(K) Plan contributions and additional amounts relating to automobile allowance.

Grants of Plan Based Awards During 2019
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards(1) (#)	Grant Date Fair Value of Stock Awards(2) ($)	All Other Option Awards (#)	Option exercise price ($)
Name	Grant Date	Threshold ($)	Target ($)	Max ($)	Threshold ($)	Target ($)	Max ($)
Amin J. Khoury		—	—	—	—	—	—	—	—	—	—
Thomas P. McCaffrey		—	—	—	—	—	—	—	—	—	—
Gary J. Roberts		—	—	—	—	—	—	—	—	—	—
Heather M. Floyd	12/10/19	—	—	—	—	—	—	44,247	307,959	—	—

(1)
These awards are subject to time-based vesting only. The number of shares of restricted stock granted is equal to the dollar value approved by the Committee divided by the closing price of our common stock on the date of grant.

(2)
The amounts shown represent the aggregate grant date fair value of the long-term incentive awards calculated in accordance with FASB ASC 718 (without any reduction for risk of forfeiture). For more information about how we value stock based awards (including assumptions made in such valuation), refer to Note 10 to our audited financial statements for the fiscal year ended January 31, 2020 included in our Annual Report on Form 10-K filed with the SEC on March 24, 2020.

2019 Outstanding Equity Awards at Fiscal Year-End
The following table provides information concerning outstanding equity awards held by each NEO and Mr. McCaffrey as of January 31, 2020, which includes unvested shares of restricted stock.
Name	Grant Date	Option Awards Securities Underlying Unexercised — Exercisable (#)	Option Awards Securities Underlying Unexercised — Unexcercisable (#)	Option Exercise Price ($)	Option Expiration Date	Time Based Shares or Units of Stock That Have Not Vested(1) (#)	Time Based Market Value of Shares or Units of Stock That Have Not Vested(2) ($)	Performance Based Shares or Units of Stock That Have Not Vested (#)	Performance Based Market Value of Shares or Units of Stock That Have Not Vested ($)
Amin J. Khoury	09/14/18(3)	—	—	—	—	827,447	$3,342,886	—	$—
Thomas P. McCaffrey	09/14/18(3)	—	—	—	—	496,468	2,005,731	—	—
Gary J. Roberts	09/14/18(3)	—	—	—	—	165,489	668,576	—	—
Heather Floyd	12/10/19(4)	—	—	—	—	44,247	178,758	—	—
	12/11/18(4)	—	—	—	—	7,890	31,876	—	—

(1)
In order to determine an appropriate compensation structure, given the size of our Company, our strategic objectives following the consummation of the spin-off and the lack of availability of equity or debt finance for oilfield services companies, the Compensation Committee of KLX Inc. and Messrs. Khoury and McCaffrey agreed, and the Compensation Committee of KLX Inc. recommended to the Board of Directors of KLX Inc., who approved, that Messrs. Khoury and McCaffrey would forego base salaries for the first four years following the spin-off. The purpose of this structure was to directly align the executives’ interests with those of KLX Energy Services’ stockholders, to facilitate maximum availability of cash on hand to support the day-to-day operations of our business and to strengthen our ability to pursue our growth and acquisition strategy. In light of Messrs. Khoury and McCaffrey’s agreements to forego base salaries, in order to align the executives’ interests with the interests of our stockholders and also appropriately incentivize the executives, the Compensation Committee of KLX Inc. agreed and recommended, and the Board of Directors of KLX Inc. approved, providing Messrs. Khoury and McCaffrey with grants of restricted stock with a grant date fair value of $28.90 per share, which was the closing share price for the Company’s common stock on September 14, 2018 as quoted on the Nasdaq Global Select Market, scheduled to vest over a four-year period, with the first installment having vested twelve months following the consummation of the spin-off. In addition, while Mr. Roberts received cash remuneration, approximately 72% percent of his targeted total direct compensation payable under his employment agreement was in the form of restricted stock that was scheduled to vest over a four-year period. Ms. Floyd receives cash remuneration pursuant to her employment agreement, but a significant percentage of her targeted annual direct compensation is in the form of annual restricted stock awards that vest over a three-year period.

(2)
The market value of unvested shares is based on KLX Energy Services’ common stock closing share price of $4.04 on January 31, 2020 as quoted on the Nasdaq Global Select Market.

(3)
Award vests ratably on an annual basis over four years following the grant date, provided the executive is employed or providing services to the Company on the applicable vesting date, subject to acceleration of vesting upon the occurrence of certain events as described for such executive below.

(4)
Award vests ratably on an annual basis over three years following the grant date, provided Ms. Floyd is employed or providing services to the Company on the applicable vesting date, subject to acceleration of vesting upon the occurrence of certain events as described for Ms. Floyd.

Stock Vested During 2019
The following table provides information concerning vesting of common stock awards held by each NEO and Mr. McCaffrey during 2019.
	Stock Awards
Name	Number of Shares Acquired on Vesting(1)	Value Realized on Vesting(2)
	(#)	($)
Amin J. Khoury	275,816	2,970,538
Thomas P. McCaffrey	165,490	1,782,327
Gary J. Roberts	55,164	594,116
Heather Floyd	3,946	25,274

(1)
Represents the shares of restricted stock that vested during 2019.

(2)
Represents the number of shares of restricted stock that vested during 2019 multiplied by the closing price of our common stock, as reported on the Nasdaq Global Select Market, on the applicable vesting date.

Fiscal 2019 Deferred Compensation
The 2018 Deferred Compensation Plan is a nonqualified deferred executive compensation plan pursuant to which certain senior executives of the Company, as selected by the Committee, are eligible to defer a portion of their base salary and cash incentive award.
A deferral election must be made prior to the beginning of the calendar year in which deferral occurs. Each of our NEOs is eligible to participate in the plan, however Messrs. Khoury and McCaffrey did not participate because they do not receive cash salaries or cash bonus awards. We may make a matching contribution equal to 100% of the participant’s deferrals under the DCP up to a maximum of 7.5% of the participant’s total base salary and annual cash incentive award, except for the benefit of Messrs. Khoury and McCaffrey, who are not eligible for matching contributions. Matching contributions vest in equal installments on January 15th of each of the three years succeeding the year in which the contribution is made. In addition, an executive will fully vest in all matching contributions upon (i) meeting the requirements of a retirement, (ii) a termination of employment by the Company without cause, (iii) death, (iv) a change in control of the Company or (v) meeting the requirements of a disability. The Deferred Compensation Plan is a non-qualified plan under the Internal Revenue Code and does not provide for guaranteed returns on plan contributions. A participant’s deferrals, together with Company matching contributions, are adjusted for earnings or losses measured by the rate of return on the notional investments available under the plan to which participants allocate their accounts.
Participants may change investment elections on any business day. Distributions are made after termination of employment or on a date, selected by the participant, prior to termination of employment.
During 2019, Mr. Roberts and Ms. Floyd elected to defer compensation under the plan and the Company made matching contributions in March 2020 totaling $55,498.
Nonqualified Deferred Compensation
Name	Executive Contributions in FY 2019(1) ($)	Registrant Contributions in FY2019(1) ($)	Aggregate Earnings in FY2019(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 1/31/20(3) ($)
Amin J. Khoury	—	—	—	—	—
Thomas P. McCaffrey	—	—	—	—	—
Gary J. Roberts	598,183	59,132	86,109	—	803,747
Heather Floyd	39,597	36,644	9,159	—	92,319

(1)
All executive and registrant contributions are included as compensation in the Summary Compensation Table.

(2)
Earnings on account balances are not included in the Summary Compensation Table.

(3)
Includes current and prior year contributions and earnings.

In addition to the DCP, Mr. Roberts and Ms. Floyd participated in our qualified 401(k) defined contribution plan. Pursuant to this plan, we match 100% of the first 3% and 50% of the next 2% of employee contributions, currently up to a maximum of $11,400 per calendar year.
Employment Agreements
Amin J. Khoury.   Mr. Khoury was party to an employment letter agreement with us entered into on September 14, 2018, pursuant to which he served as our Chairman, Chief Executive Officer and President. The letter agreement provided that Mr. Khoury receive an annual base salary of $2 and a restricted stock award under the LTIP representing 5% of the outstanding common stock of the Corporation on a fully-diluted basis as of the spin-off distribution date, (x) to become vested in four equal annual installments on each of the first four anniversaries of the distribution date, subject to continued employment or other service with the Corporation on each applicable vesting date, and (y) to become fully vested, (A) upon an involuntary termination of employment by the Corporation, (B) upon Mr. Khoury’s death or “Disability” (as defined in the LTIP), (C) upon Mr. Khoury’s voluntary retirement, subject to the consent of the Committee, or (D) upon the occurrence of a “Change in Control” (as defined in the LTIP) of the Corporation. The fair value of the restricted shares on the grant date was $28.90 per share, which was the closing share price for the Company’s common stock on September 14, 2018 as quoted on the Nasdaq Global Select Market. See Footnote 1 to the Summary Compensation Table on page 17 for how we valued the grant. Any such accelerated vesting in connection with a termination of service was subject to the execution of a customary mutual release of claims by Mr. Khoury and the Corporation. Mr. Khoury’s unvested restricted stock awards fully vested in connection with his retirement in May 2020.
In addition to the salary and equity awards described above, the letter agreement generally provided for (i) at-will employment, meaning the Corporation could terminate Mr. Khoury’s employment at any time for any or no reason upon at least twelve months’ prior written notice, (ii) a monthly automobile allowance or use of an automobile owned by the Corporation and (iii) participation in the employee benefit plans of the Corporation (including health and welfare and retirement plans, reimbursement of financial and estate planning expenses, and the benefits under the travel policy of the Corporation related to personal and business use of the corporate aircraft). Mr. Khoury was entitled to customary indemnification, and directors and officer liability insurance coverage, each in accordance with the organizational documents of the Corporation and applicable law. The letter agreement did not provide for any contractual right to annual cash bonuses or severance benefits (other than the accelerated vesting of Mr. Khoury’s restricted stock award described above), but the agreement did not (i) preclude Mr. Khoury from receiving annual cash bonuses or participating in any generally applicable severance plan or policy of the Corporation or (ii) prevent the Committee from adopting such arrangements for the benefit of Mr. Khoury in the future. In connection with any termination of Mr. Khoury’s employment with the Corporation other than by reason of death, the Corporation was required to retain Mr. Khoury for a period of three years to provide consulting services to the Corporation for $10,000 per year and certain enumerated perquisites.
We entered into an amended and restated consulting agreement with Mr. Khoury in connection with his retirement in May 2020.
Mr. Khoury also entered into the KLX Energy Services proprietary rights agreement, which contains customary non-disclosure restrictions and covenants protecting the proprietary information and trade secrets of the Corporation.
Thomas P. McCaffrey.   Mr. McCaffrey was party to an employment letter agreement with us entered into on September 14, 2018, pursuant to which he served as our Senior Vice President and Chief Financial Officer during Fiscal 2019. The letter agreement provided that Mr. McCaffrey receive an annual base salary of $1 and a restricted stock award under the LTIP representing 3% of the outstanding common stock of the

Corporation on a fully-diluted basis as of the spin-off distribution date, (x) to become vested in four equal annual installments on each of the first four anniversaries of the distribution date, subject to continued employment or other service with the Corporation on each applicable vesting date, and (y) to become fully vested, (A) upon an involuntary termination of employment by the Corporation, (B) upon Mr. McCaffrey’s death or “Disability” (as defined in the LTIP), (C) upon Mr. McCaffrey’s voluntary retirement, subject to the consent of the Committee, or (D) upon the occurrence of a “Change in Control” (as defined in the LTIP) of the Corporation. The fair value of the restricted shares on the grant date was $28.90 per share, which was the closing share price for the Company’s common stock on September 14, 2018 as quoted on the Nasdaq Global Select Market. See Footnote 1 to the Summary Compensation Table on page 17 for how we valued the grant. Any such accelerated vesting in connection with a termination of service will be subject to the execution of a customary mutual release of claims by Mr. McCaffrey and the Corporation.
In addition to the salary and equity awards described above, the letter agreement generally provided for (i) at-will employment, meaning the Corporation could terminate Mr. McCaffrey’s employment at any time for any or no reason upon at least twelve months’ prior written notice, (ii) a monthly automobile allowance or use of an automobile owned by the Corporation and (iii) participation in the employee benefit plans of the Corporation (including health and welfare and retirement plans, reimbursement of financial and estate planning expenses, and the benefits under the travel policy of the Corporation related to personal and business use of the corporate aircraft). Mr. McCaffrey is entitled to customary indemnification, and directors and officer liability insurance coverage, each in accordance with the organizational documents of the Corporation and applicable law. The letter agreement did not provide for any contractual right to annual cash bonuses or severance benefits (other than the accelerated vesting of Mr. McCaffrey’s restricted stock award described above), but the agreement did not (i) preclude Mr. McCaffrey from receiving annual cash bonuses or participating in any generally applicable severance plan or policy of the Corporation or (ii) prevent the Committee from adopting such arrangements for the benefit of Mr. McCaffrey in the future.
Mr. McCaffrey also entered into the KLX Energy Services proprietary rights agreement, which contains customary non-disclosure restrictions and covenants protecting the proprietary information and trade secrets of the Corporation.
The Board appointed Mr. McCaffrey to the position of President and Chief Executive Officer, effective May 1, 2020. Mr. McCaffrey and the Company entered into a new employment agreement, dated April 19, 2020, which became effective on May 1, 2020.
Gary J. Roberts.   Mr. Roberts was party to an amended and restated employment agreement with us entered into on September 14, 2018, pursuant to which he served as our Vice President and General Manager during Fiscal 2019. The agreement provided that Mr. Roberts receive a specified base salary, $349,382 for 2019, which could be increased in the discretion of the Committee, and a restricted stock award under the LTIP representing 1% of the outstanding common stock of the Corporation on a fully-diluted basis as of the spin-off distribution date, (x) to become vested in four equal annual installments on each of the first four anniversaries of the distribution date, subject to continued employment or other service with the Corporation on each applicable vesting date, and (y) to become fully vested, (A) upon the termination of employment by the Corporation without “Cause” or “Good Reason” (in each case as defined in the employment agreement), (B) upon the termination of employment by the Corporation due to “Incapacity” (as defined in the employment agreement) or “Disability” (as defined in the LTIP), (C) upon Mr. Roberts’ death or (D) upon termination upon a “Change in Control” (as defined in the employment agreement) of the Corporation, provided that the Corporation had the option to retain Mr. Roberts as a consultant for up to two years following a termination of his employment at his then current salary and during which Mr. Roberts’ time-vested equity awards would continue to vest during the consulting period on the same schedule as if Mr. Roberts had not been terminated. The fair value of the restricted shares on the grant date was $28.90 per share, which was the closing share price for the Company’s common stock on September 14, 2018 as quoted on the Nasdaq Global Select Market. See Footnote 1 to the Summary Compensation Table on page 17 for how we valued the grant. Any remaining unvested time-based shares would become fully vested upon the end of the consulting period.
The agreement had an initial term through February 25, 2019, with automatic extensions by one year on each anniversary thereof, unless either party gave at least 30 days’ written notice prior to the applicable anniversary of February 25, 2019, of their intent to not renew the agreement. Mr. Roberts had an annual target bonus of 75% of his base salary. During his employment, he was also eligible to receive equity grants in the discretion of the Committee. While employed by the Corporation, Mr. Roberts was eligible to participate in all benefit plans generally available to the Corporation’s executives.
Mr. Roberts also entered into the KLX Energy Services proprietary rights agreement, which contains customary non-disclosure restrictions and covenants protecting the proprietary information and trade secrets of the Company. He was also subject to a non-competition covenant and a non-solicitation covenant during the term of his employment agreement and for three years thereafter.
In addition to the compensation and benefits described above, Mr. Roberts was entitled to receive the following benefits and payments upon the occurrence of the following specified events. Upon Mr. Roberts’ death, incapacity, termination of employment by us without “Cause,” following his resignation of his employment for “Good Reason,” or upon his automatic termination of employment in connection with a “Change of Control” (each as defined in the employment agreement), Mr. Roberts was entitled to a lump-sum amount equal to the sum of (i) a prorated portion of 75% of Mr. Roberts’ then current salary, with the prorated amount to be determined based on the number of days that Mr. Roberts was employed by the Corporation in the year during which the termination date occurs, (ii) Mr. Roberts’ salary for the remainder of the employment term, (iii) the maximum annual contribution under the Corporation’s deferred compensation plan of 7.5% of Mr. Roberts’ total base salary and annual cash bonus (with such maximum amount to be determined in accordance with the terms of the deferred compensation plan) that would have been made during the remainder of the employment period and (iv) two times Mr. Roberts’ target bonus. If Mr. Roberts’ employment terminated for any other reason, he was not entitled to severance payments.
We entered into certain severance arrangements with Mr. Roberts during 2020, which included the vesting of his unvested restricted stock awards and certain cash payments.
Heather M. Floyd.   Ms. Floyd is party to an employment agreement, dated October 9, 2018, pursuant to which she serves as our Vice President — Finance and Corporate Controller. The employment agreement has a three-year term with automatic extension by one year on each anniversary of the effective date of the agreement unless either party gives at least 30 days’ written notice.
Ms. Floyd’s employment agreement provides that Ms. Floyd will receive a specified base salary, currently $307,959 per year, which may be increased in the discretion of the Committee. Ms. Floyd will have an annual target bonus of no less than 60% of her base salary. She will also receive an annual equity grant with a targeted grant date value of 100% of her base salary, subject to increase or decrease in the Committee’s determination based on its assessment of Ms. Floyd’s performance. While employed by us, Ms. Floyd is eligible to participate in all benefit plans generally available to our executives and to receive an automobile allowance of $1,100 per month.
Ms. Floyd is also party to a proprietary rights agreement with us, pursuant to which she is subject to a perpetual confidentiality covenant. She is also subject to a noncompetition covenant during the term of her employment agreement, and a nonsolicitation covenant during the term of her employment agreement and for two years thereafter.
In addition to the compensation and benefits described above, Ms. Floyd will be entitled to receive the following benefits and payments upon the occurrence of the following specified events. Upon Ms. Floyd’s death, incapacity, termination by us without “Cause,” resignation for “Good Reason” or upon a “Change of Control” (as defined in the employment agreement), Ms. Floyd will be entitled to a lump-sum amount equal to the sum of (i) a prorated portion of 60% of Ms. Floyd’s then current salary, with the prorated amount to be determined based on the number of days that Ms. Floyd was employed by us in the year during which the termination occurs, (ii) Ms. Floyd’s salary for the remainder of the employment term and (iii) two times Ms. Floyd’s target bonus.
If Ms. Floyd’s employment terminates for any other reason, she will not be entitled to severance payments.

Compensation of Directors
Directors who are employees of the Company receive no additional compensation for serving on the Board. In Fiscal 2018 and Fiscal 2019 our non-employee directors agreed to forego cash remuneration in order to directly align their interests with those of our stockholders, to facilitate maximum availability of cash on hand to support the day-to-day operations of our business and to strengthen our ability to pursue the growth and acquisition strategy envisioned by the Board and management.
On October 19, 2018, our Board of Directors approved grants of restricted stock, representing approximately 1% of the outstanding common stock of the Corporation on a fully-diluted basis as of the spin-off distribution date, under the LTIP to our non-employee directors (x) to become vested in four equal annual installments on each of the first four anniversaries of the grant date, subject to the director remaining in continuous service through each applicable vesting date, and (y) to become fully vested, (A) upon a Change in Control (as defined in the LTIP) subject to the director remaining in continued service to the Corporation or (B) upon the director’s death or “Disability” (as defined in the LTIP). The fair value of the restricted shares on the grant date was $31.98 per share, which was the closing share price for the Company’s common stock on October 18, 2018 as quoted on the Nasdaq Global Select Market. The fair market value at the date of grant of the restricted stock awards for each of the chairs of the Committee, Audit Committee and Nominating and Corporate Governance Committee was approximately $973,000, representing approximately $243,250 in annual compensation over a four-year period. The fair market value at the date of grant of the restricted stock awards for each non-employee director serving on our Board who does not serve as a committee chair was approximately $876,000, representing approximately $219,000 in annual compensation over a four-year period.
We reimburse our non-employee directors for reasonable business and travel expenses incurred in connection with their service on the Board. In addition, non-employee directors are eligible to participate in our health and business travel accident insurance program on the same terms and conditions as employees generally. We do not provide our directors with any other perquisites or special benefits for their service on our Board.
Our Board established a policy that prohibits our directors and executive officers from engaging in short sales of our securities. Our officers and directors are also prohibited from selling or purchasing puts or calls, trading in or writing options, or engaging in other hedging activities with respect to our securities. Directors and executive officers are also prohibited from holding Company securities in a margin account or pledging our securities as collateral for a loan, unless our General Counsel provides pre-clearance after the director or executive officer clearly demonstrates the financial capability to repay the loan without resort to the pledged securities.
The following table summarizes the compensation paid to our non-employee directors during Fiscal 2019:
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
John T. Collins	—	$—	—	$—
Peter V. Del Presto	—	—	—	—
Richard G. Hamermesh	—	—	—	—
Benjamin A. Hardesty	—	—	—	—
Stephen M. Ward, Jr.	—	—	—	—
Theodore L. Weise	—	—	—	—
John T. Whates, Esq.	—	—	—	—

As of January 31, 2020, the aggregate number of outstanding deferred stock units and unvested restricted stock awards held by each non-employee director was as follows:
Name	Deferred Shares (#)	Unvested Stock Awards (#)
John T. Collins	—	22,817
Peter V. Del Presto	—	22,817(1)
Richard G. Hamermesh	—	22,817
Benjamin A. Hardesty	—	20,535
Stephen M. Ward, Jr.	—	20,535
Theodore L. Weise	—	20,535
John T. Whates, Esq.	—	20,535

(1)
The vesting of Mr. Del Presto’s unvested stock awards was fully accelerated in connection with his resignation from the Board in April 2020.

ITEM 12.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Company’s common stock as of May 1, 2020, except as otherwise noted, by (i) each person who is known to us to beneficially own more than 5% of the outstanding shares of common stock of the Company; (ii) each of the NEOs and Mr. McCaffrey, (iii) each of the Company’s directors; and (iv) all of the Company’s executive officers and directors as a group. Except as otherwise indicated, each stockholder named below has sole voting and investment power with respect to the shares of common stock beneficially owned:
	Common Stock Beneficially Owned
	Number of Shares(1)	Percent of Outstanding Shares
Fuller & Thaler Asset Management, Inc. 411 Borel Avenue, Suite 300 San Mateo, CA 94402	1,985,016(2)	8.0%
Paradice Investment Management LLC 257 Fillmore Street, Suite 200 Denver, CO 80206	1,803,081(3)	7.2%
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	1,468,501(4)	5.9%
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	1,326,029(5)	5.3%
John T. Collins*	53,499(6)	**
Amin J. Khoury*	1,168,651(7)	4.7%
Richard G. Hamermesh*	35,773(8)	**
Benjamin A. Hardesty*	28,407	**
Stephen M. Ward, Jr.*	28,250	**
Theodore L. Weise*	37,407(9)	**
John T. Whates, Esq.*	28,590	**
Thomas P. McCaffrey+*	875,497(10)	3.5%
Gary J. Roberts+	639,363(11)	2.6%
Heather Floyd+	77,836(12)	**
All Directors and Executive Officers as a group (10 Persons)	2,359,623(13)	9.5%

+ Named executive officer * Director of the Company ** Less than 1 percent
(1)
As of May 1, 2020, the Company had 24,870,519 shares of common stock outstanding.

(2)
Based solely on information reported in a Schedule 13G filed with the SEC on February 13, 2020 by Fuller & Thaler Asset Management, Inc. (“Fuller & Thaler”). As reported in such filing, Fuller & Thaler has sole voting power with respect to 1,942,307 shares and sole dispositive power with respect to 1,985,016 shares.

(3)
Based solely on information reported in a Schedule 13G/A jointly filed with the SEC on February 7, 2020 by Paradice Investment Management LLC and Paradice Investment Management Pty Ltd. As reported in such filing, the filers share voting power with respect to 1,408,814 shares and share dispositive power with respect to 1,803,081 shares.

(4)
Based solely on information reported in a Schedule 13G/A, filed with the SEC on May 8, 2020 by BlackRock, Inc. As reported in such filing, BlackRock, Inc. has sole voting power with respect to 1,437,061 shares and sole dispositive power with respect to 1,468,501 shares.

(5)
Based solely on information reported in a Schedule 13G filed with the SEC on February 10, 2020 by The Vanguard Group. As reported in such filing, The Vanguard Group has sole voting power with respect to 18,298 shares, has sole dispositive power with respect to 1,307,731 shares and shares dispositive power with respect to 18,298 shares.

(6)
Includes 10,000 shares owned indirectly.

(7)
Includes 580 shares owned indirectly.

(8)
Includes 2,000 shares owned indirectly.

(9)
Includes 9,000 shares owned indirectly.

(10)
Includes 168,500 shares owned indirectly.

(11)
Based solely on the Form 4 filed by Mr. Roberts on March 11, 2020. Includes 383,720 shares owned indirectly.

(12)
Includes 18,840 shares owned indirectly.

(13)
Does not include Mr. Roberts.

ITEM 13.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our Amended and Restated Certificate of Incorporation provides that no contract or transaction between us and one or more of our directors or officers (including entities or other organizations in which one or more of our directors or officers have a financial interest), shall be void or voidable solely for that reason, or because such director or officer is present at, participates in, or vote is counted at the meeting where the contract or transaction is authorized, if (i) the material facts of the director’s or officer’s interest in the contract or transaction are disclosed to or known by the Board or committee thereof and the Board or such committee thereof in good faith authorizes the contract or transaction by an affirmative vote of a majority of the disinterested directors (even if less than a quorum), (ii) the material facts of the director’s or officer’s interest in the contract or transaction are disclosed to or known by the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders, or (iii) the contract or transaction is fair to our Company at the time that it is authorized, approved or ratified by the Board, a committee thereof or the stockholders.
Our Board adopted a written policy pursuant to which our Audit Committee will be presented with a description of any related party transactions for them to consider for approval. The policy is designed to operate in conjunction with and as a supplement to the provisions of our Code of Business Conduct, a copy of which is posted on our website (www.KLXEnergy.com).
The policy generally provides that our management gather information with respect to actual or potential related party transactions and then present to the Audit Committee for approval any transaction at or above an amount which exceeds $120,000 in which the related person may have a direct or indirect interest. In determining whether to approve or ratify a related party transaction, we expect the Audit Committee to consider the following: whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the related party transaction. The policy also identifies certain types of transactions that our Board has pre-identified as not involving a direct or indirect material interest and are, therefore, not considered related party transactions for purposes of the policy.
Furthermore, under our Code of Business Conduct, our Law Department will review all proposed transactions between the Company and a related person (such as an individual related to a Company employee, or his or her family), together with all information concerning the proposed transaction. In determining whether the proposed transaction will be approved, the factors our Law Department may consider include (i) whether the transaction was the product of fair dealing, taking into account the timing, initiation, structure and negotiations of the transaction, and whether the related person’s interest was disclosed to us, (ii) the terms of the transaction and whether similar terms would have been obtained from an arm’s length transaction with a third party, and (iii) the availability of other sources for comparable products or services.
We are party to nine leases with certain limited liability companies controlled by Gary J. Roberts individually or together with members of his immediate family that govern our access to and use of certain of our facilities in Colorado, North Dakota, Texas and Wyoming. Mr. Roberts served as our Vice President and General Manager during 2019. Mr. Roberts resigned from the Company on April 11, 2020. Annual rent under these leases ranges from $14,500 to $192,000, and the aggregate annual rent under all nine leases is approximately $0.5 million. Seven of the leases expire on April 6, 2023. One lease expires on March 1, 2023, with one additional three-year renewal term, exercisable at our option. One lease expires on April 6, 2021, with two additional one-year renewal terms, exercisable at our option. Each of the leases provides for an option to purchase the property at an agreed purchase price, exercisable at our option at any time during the term of the lease. We believe the terms of each of the leases to be at least as favorable to us as we would be able to obtain in an arm’s length transaction with a third-party for a lease of a similar property. In addition, we pay approximately $160,000 annually to an entity controlled by Mr. Roberts for business entertainment expenses.
On September 14, 2018, we entered into registration rights agreements with each of Amin J. Khoury and Thomas P. McCaffrey. Under the registration rights agreements, each of Messrs. Khoury and McCaffrey have “demand” registration and customary “piggyback” registration rights. The registration rights agreements also provide that we will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act. We may also file a resale/reoffer prospectus related to the sale of restricted stock held by each of Messrs. Khoury and McCaffrey.
On May 3, 2020, we entered into an Agreement and Plan of Merger with Quintana Energy Services Inc. (“QES”) pursuant to which our Company and QES will combine in an all-stock merger transaction, with QES becoming our indirect wholly owned subsidiary, along with several agreements related thereto, with persons that are currently or upon consummation of the merger will become related persons of our Company.
We entered into a Support Agreement with Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (collectively, the “Designated Stockholders”), pursuant to which the Designated Stockholders have agreed, subject to the terms and conditions set forth therein, to vote all of their shares of QES common stock (which represents approximately 76% of the outstanding shares of QES Common Stock and which would represent in excess of 30% of the shares of KLXE common stock pro forma for the merger) in favor of the adoption of the Merger Agreement. We also entered into a Registration Rights Agreement with the Designated Stockholders relating to the shares of KLXE common stock to be issued as the merger consideration to such holders under the Merger Agreement, pursuant to which the Designated Stockholders will have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein.

Mr. Khoury entered into a Support Agreement with QES, pursuant to which Mr. Khoury has agreed, subject to the terms and conditions set forth therein, to vote his shares of KLXE common stock (which represent approximately 4.7% of the outstanding shares of KLXE common stock) in favor of the issuance of KLXE common stock in the merger.
ITEM 14.
PRINCIPAL ACCOUNTING FEES AND SERVICES

Deloitte & Touche LLP has audited the financial statements of the Company for the fiscal year ended January 31, 2020.
When considering Deloitte & Touche LLP’s independence, the Audit Committee considered whether its provision of services to the Company beyond those rendered in connection with its audit and review of the Company’s consolidated financial statements was compatible with maintaining its independence and has determined that such services do not interfere with that firm’s independence in the conduct of its auditing function. The Audit Committee also reviewed, among other things, the amount of fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates for audit and non-audit services.
Principal Accountant Fees and Services
The following table sets forth by category of service the fees incurred in engagements performed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates, for professional services rendered to the Company for the fiscal years ended January 31, 2020 and January 31, 2019.
	January 31, 2020	January 31, 2019
	(in Thousands)	(in Thousands)
Audit Fees	$1,671	$1,415
Audit-Related Fees	69	201
Tax Fees	—	—
All Other Fees	—	—
Total	$1,739	$1,616
Audit Fees
Audit fees in 2019 and 2018 consist of aggregate fees, including expenses, billed and reasonably expected to be billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates in connection with the annual audit and the audit of internal controls over financial reporting (Sarbanes-Oxley Act Section 404) and the reviews of the Company’s quarterly reports on Form 10-Q.
Audit-Related
Audit-related fees in 2019 and 2018 consist of the aggregate fees, including expenses, billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates in connection with the Employee Stock Purchase Plan audit and the issuance of our senior secured notes due 2025.
All Other Fees
There were no other fees or expenses billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates not otherwise described above.
Pre-Approval Policies and Procedures
The Audit Committee approves all audit and audit-related services, tax services and other services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates.

Any services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates that are not specifically included within the scope of the audit must be pre-approved by the Audit Committee in advance of any engagement. Under the Sarbanes Oxley Act of 2002, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. In 2019 and 2018, $8,550 and $0, respectively, of the fees paid to Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates were approved pursuant to the de minimis exception.
In making its recommendation to appoint Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending January 31, 2021, the Audit Committee has considered whether the services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates are compatible with maintaining the independence of Deloitte & Touche LLP and has determined that such services do not interfere with that firm’s independence in the conduct of its auditing function.

PART IV
ITEM 15.
EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(b) Exhibits
We are filing the following documents as exhibits to this Form 10-K/A:
Exhibit 2 — Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession
2.1	Distribution Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.1 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.2	Employee Matters Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.2 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.3	IP Matters Agreement, dated as of July 13, 2018, by and among KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 2.3 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.4	Unit Purchase Agreement, dated as of October 22, 2018, by and among KLX Energy Services Holdings, Inc., KLX Energy Services LLC, District 5 Investments, LP, 3M Capital, Inc. and Marco D. Davis (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
Exhibit 3(i) — Articles of Incorporation
3.1	Amended and Restated Articles of Incorporation of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)
Exhibit 3(ii) — Bylaws
3.2	Amended and Restated Bylaws of KLX Energy Services Holdings, Inc.**
Exhibit 4 — Instruments Defining the Rights of Security Holders, including Indentures
4.1	Indenture, dated October 31, 2018, among KLX Energy Services Holdings, Inc., as the issuer, KLX Energy Services LLC, KLX RE Holdings LLC and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on November 1, 2018)
4.1.1	First Supplemental Indenture, dated November 16, 2018, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to the Company’s Annual Report on Form 10-K (File No. 001-38609) filed with the SEC on March 21, 2019)
4.1.2	Second Supplemental Indenture, dated May 13, 2019, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
4.2	Form of 11.500% Senior Secured Notes due 2025 (included in Exhibit 4.1)
4.3	Description of securities registered pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)

Exhibit 10 — Material Contracts
10.1	Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s Registration Statement on Form 10 (File No. 001-38609) filed with the SEC on August 15, 2018)
10.1.1	First Amendment, dated as of October 22, 2018, to Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the Subsidiary Guarantors party thereto, the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
10.1.2	Second Amendment, dated as of June 10, 2019, to Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the Subsidiary Guarantors party thereto, the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
10.2	KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.3	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.4	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.5	KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.6	KLX Energy Services Holdings, Inc. Non-Employee Directors Stock and Deferred Compensation Plan (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.7	KLX Energy Services Holdings, Inc. 2018 Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-8 (File No. 333-227327) filed with the SEC on September 13, 2018)*
10.8	Guaranty, dated September 14, 2018, of KLX Energy Services LLC and KLX RE Holdings LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)
10.9	Letter Agreement, dated September 14, 2018, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.10	Letter Agreement, dated September 14, 2018, between Thomas P. McCaffrey and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on December 6, 2018)*
10.11	Consulting Agreement, dated September 14, 2018, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.12	Amended and Restated Employment Agreement, dated September 14, 2018, between Gary J. Roberts and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*

10.13	Medical Care Reimbursement Plan for Executives of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.14	KLX Energy Services Holdings, Inc. Executive Retiree Medical and Dental Plan (incorporated by reference to Exhibit 10.12 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.15	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Amin J. Khoury (incorporated by reference to Exhibit 10.15 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.16	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Thomas P. McCaffrey (incorporated by reference to Exhibit 10.16 to the Company’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.17	Employment Agreement, dated October 9, 2018, between Heather M. Floyd and KLX Energy Services Holdings, Inc.* **
Exhibit 21 — Subsidiaries of the registrant
21.1	List of subsidiaries of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)
Exhibit 23 — Consents of experts and counsel
23.1	Consent of Independent Registered Public Accounting Firm — Deloitte & Touche LLP (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)
Exhibit 31 — Rule 13a-14/15d-14 Certifications
31.1	Certification of Chief Executive Officer (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)
31.2	Certification of Chief Financial Officer (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)
31.3	Certification of Chief Executive Officer and Chief Financial Officer**
Exhibit 32 — Section 1350 Certifications
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 (incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K (File No. 001-38609) originally filed with the SEC on March 24, 2020)

*
Management contract or compensatory plan.

**
Filed herewith.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KLX Energy Services Holdings, Inc.
By:	/s/ Thomas P. McCaffrey
Thomas P. McCaffrey
President, Chief Executive Officer and Chief Financial Officer
Date: May 29, 2020

ANNEX K — KLXE CURRENT REPORT ON FORM 8-K FILED ON APRIL 8, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (date of earliest event reported): April 8, 2020 (April 8, 2020)
KLX Energy Services Holdings, Inc.
(Exact name of registrant as specified in its charter)
Delaware	001-38609	36-4904146
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
1300 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (561) 383-5100
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01
Other Events.

On April 8, 2020, KLX Energy Services Holdings, Inc. (the “Company”) issued a press release announcing additional cost reduction measures in response to current depressed market conditions. A copy of the press release is filed as Exhibit 99.1 and incorporated by reference herein.
Item 9.01
Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release, dated April 8, 2020, issued by the Company announcing additional cost reduction measures in response to current depressed market conditions.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: April 8, 2020
KLX ENERGY SERVICES HOLDINGS, INC.
By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President and Chief Financial Officer

KLX Energy Services Announces Additional Cost Reduction Measures in Response to Current Depressed Market Conditions
WELLINGTON, Fla., April 8, 2020 (GLOBE NEWSWIRE) — KLX Energy Services Holdings, Inc. (“KLX Energy Services” or the “Company”) (NASDAQ: KLXE) announced today several additional cost reduction measures being taken in response to rapidly deteriorating market conditions as a result of the unprecedented demand destruction being caused by the Covid-19 pandemic in addition to the Saudi Arabia/Russia oil market share price war.
On March 9, 2020, the Company announced that it had initiated a cost rationalization program in which it implemented an approximately 360 person, or 22%, reduction in force. The Company is announcing today an additional reduction in its workforce of approximately 170 employees, which it expects to complete by April 10, 2020. In addition, the Company has instituted a widespread wage reduction program.
The aggregate impact of the reduction in force plus the wage reduction program being announced today, together with certain other cost reductions, is an approximate $23 million annualized reduction in costs on top of the approximately $45 million annualized reduction in costs announced on March 9, 2020.
KLX Energy Services ended the fiscal year with a cash balance of approximately $124 million and maintains an undrawn $100 million credit facility with a current availability of approximately $60 million and no debt maturities until November 2025. Ongoing efforts to cut costs and preserve liquidity will continue as demand for the Company’s products and services declines. “A strong financial position will continue to be a key differentiator for us and allow the Company to continue to explore strategic combinations,” stated Amin Khoury, Chairman, Chief Executive Officer & President of KLX Energy Services.
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties. The Company’s actual experience and results may differ materially from the experience and results anticipated in such statements. Factors that might cause such a difference include those discussed in the Company’s filings with the SEC, which include its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. For more information, see the section entitled “Cautionary Statement Regarding Forward-Looking Statements” contained in the Company’s Annual Report on Form 10-K and in other filings. The forward-looking statements included in this news release are made only as of the date of this news release and, except as required by federal securities laws and rules and regulations of the SEC, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About KLX Energy Services
KLX Energy Services is a leading U.S. onshore provider of mission critical oilfield services focused on completion, intervention and production activities for the most technically demanding wells. KLX Energy Services’ experienced and technically skilled personnel are supported by a broad portfolio of specialized tools and equipment, including innovative proprietary tools developed by the Company’s in-house R&D team. KLX Energy Services supports its customers on a 24/7 basis from over 40 service facilities located in the major onshore oil and gas producing regions of the United States.
CONTACT:
Tom McCaffrey
Senior Vice President and Chief Financial Officer
KLX Energy Services Holdings, Inc.
(561) 273-7144
tom.mccaffrey@klxenergy.com
Source: KLX Energy Services LLC

ANNEX L — KLXE CURRENT REPORT ON FORM 8-K FILED ON APRIL 15, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (date of earliest event reported): April 15, 2020 (April 11, 2020)
KLX Energy Services Holdings, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation)	001-38609 (Commission File Number)	36-4904146 (I.R.S. Employer Identification No.)
1300 Corporate Center Way, Wellington, Florida (Address of principal executive offices)	33414-2105 (Zip Code)
Registrant’s telephone number, including area code: (561) 383-5100
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02
Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 11, 2020, Gary J. Roberts resigned from his position of Vice President and General Manager of KLX Energy Services Holdings, Inc. (the “Company”). Pursuant to his departure agreement, Mr. Roberts will receive $355,030 and his unvested restricted stock awards will vest.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: April 15, 2020
KLX ENERGY SERVICES HOLDINGS, INC.
By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President and Chief Financial Officer

ANNEX M — KLXE CURRENT REPORT ON FORM 8-K FILED ON APRIL 22, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (date of earliest event reported): April 22, 2020 (April 16, 2020)
KLX Energy Services Holdings, Inc.
(Exact name of registrant as specified in its charter)
Delaware	001-38609	36-4904146
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
1300 Corporate Center Way, Wellington, Florida	33414-2105
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (561) 383-5100
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02
Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The following disclosure is responsive to Items 5.02(b), (c), (d) and (e).
Amin J. Khoury resigned from his positions of Chairman of the Board, President and Chief Executive Officer of KLX Energy Services Holdings, Inc. (the “Company”) for personal family health reasons, effective on May 1, 2020. Mr. Khoury will continue to be a member of the Board of Directors (the “Board”) and serve as a consultant to the Company following his resignation, pursuant to an amended consulting agreement, for which he will be paid a monthly fee of $10,000. Upon the effectiveness of his resignation as President and Chief Executive Officer, Mr. Khoury will receive a lump-sum payment of $2,000,000 and his unvested restricted stock awards will vest. Mr. Khoury informed the Board of his decision to resign on April 16, 2020 and submitted his resignation letter on April 19, 2020.
The Board appointed Thomas P. McCaffrey, currently Senior Vice President and Chief Financial Officer, to the position of President and Chief Executive Officer, effective May 1, 2020. Mr. McCaffrey and the Company entered into a new employment agreement, dated April 19, 2020, which will become effective on May 1, 2020. Pursuant to the employment agreement, Mr. McCaffrey will receive an annual base salary of $500,000, with a target bonus opportunity equal to 100% of such annual base salary. He will be entitled to receive a lump sum payment equal to two times the sum of his annual base salary and target bonus upon termination of his employment under certain circumstances.
The Board appointed John T. Collins to the position of Chairman of the Board, effective on May 1, 2020.
On April 21, 2020, Peter V. Del Presto resigned from the Board for personal reasons. On April 22, 2020, the Board elected Mr. McCaffrey as a member of the Board to replace Mr. Del Presto as a Class III director. Mr. McCaffrey will not receive any compensation for service as a member of the Board. There are no family relationships between Mr. McCaffrey and any director or executive officer of the Company. Biographical information for Mr. McCaffrey is included the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, filed with the Securities and Exchange Commission on March 24, 2020.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: April 22, 2020
KLX ENERGY SERVICES HOLDINGS, INC.
By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President and Chief Financial Officer

ANNEX N — KLXE CURRENT REPORT ON FORM 8-K FILED ON MAY 4, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of report (date of earliest event reported): May 4, 2020 (May 3, 2020)
KLX Energy Services Holdings, Inc.
(Exact name of registrant as specified in its charter)
Delaware	001-38609	36-4904146
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
1300 Corporate Center Way, Wellington, Florida (Address of principal executive offices)	33414-2105 (Zip Code)
Registrant’s telephone number, including area code: (561) 383-5100
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01
Entry into a Material Definitive Agreement

Item 8.01
Other Events

On May 3, 2020, KLX Energy Services Holdings, Inc., a Delaware corporation (“KLXE”), Quintana Energy Services Inc., a Delaware corporation (“QES”), Krypton Intermediate LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of KLXE (“Acquiror”), and Krypton Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of KLXE (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the companies will combine in an all-stock merger transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into QES (the “Merger”), with QES continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of KLXE.
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of QES common stock, par value $0.01 per share (the “QES Common Stock”), will automatically be converted into the right to receive 0.4844 shares of KLXE common stock (the “Exchange Ratio”), par value $0.01 per share (the “KLXE Common Stock”). Holders of QES Common Stock will receive cash in lieu of any fractional shares. Upon closing of the Merger, KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41% of the combined company.
Following the closing of the Merger, the KLXE Common Stock will continue to be listed on the Nasdaq Global Select Market. At the Effective Time, QES restricted stock units held by employees will automatically be converted into corresponding restricted stock units with respect to shares of KLXE Common Stock (the “Converted Awards”) based on the Exchange Ratio, with performance criteria deemed satisfied based on achievement levels set forth in the Merger Agreement. Following the closing, the Converted Awards will otherwise continue to be governed by the same terms and conditions as applicable to such awards prior to the Effective Time, including with respect to service-based vesting. QES phantom units and non-employee director restricted stock units will vest at the Effective Time in accordance with the terms of the underlying award agreements and will be cancelled in exchange for shares of KLXE Common Stock based on the Exchange Ratio.
The Merger Agreement provides, among other things, that effective as of the Effective Time, the board of directors of the combined company will be comprised of nine directors, consisting of (a) five directors to be designated by KLXE and (b) four directors to be designated by QES. At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of the combined company, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of the combined company, (iii) John T. Collins, the current Chairman of the board of directors of KLXE, will serve as Non-Executive Chairman of the board of directors of the combined company, (iv) Thomas P. McCaffrey, the current President and Chief Executive Officer of KLXE, will serve as a director of the combined company and (v) Amin J. Khoury, a current director on the board of directors of KLXE, will resign from the board of directors of KLXE. The Merger Agreement provides that the combined company will have, in addition to other committees, an integration committee charged with overseeing the integration of the combined company following the Effective Time (the “Integration Committee”). The Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.
The Merger Agreement provides that, as of the Effective Time, the combined company will have its corporate headquarters in Houston, Texas.
The Merger Agreement also contemplates that KLXE will submit a proposal to its stockholders to amend its Certificate of Incorporation (the “Charter Amendment”) to provide for a reverse stock split of all outstanding shares of KLXE Common Stock at a reverse stock split ratio of 10:1 or as otherwise determined by KLXE. The Merger will not be conditioned upon approval of the Charter Amendment.
The Merger Agreement was unanimously approved by the board of directors of each of KLXE and QES and the board of directors of KLXE has agreed to recommend that KLXE’s stockholders approve the issuance of shares of KLXE Common Stock in the Merger, and the board of directors of QES has agreed to recommend that QES’s stockholders adopt the Merger Agreement.
The Merger is intended to be treated for United States federal income tax purposes (a) with respect to KLXE, as a purchase of the shares of QES Common Stock from the holders of such shares by Acquiror and (b) with respect to the holders of shares of QES Common Stock, as a taxable sale of such shares to Acquiror. KLXE may at its election cause an election described in section 338(g) of the Internal Revenue Code of 1986 with respect to the Merger.
The parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants regarding (i) the conduct of their respective businesses during the period between signing and closing, (ii) obligations to convene and hold meetings of their respective stockholders to obtain the required stockholder approvals and (iii) obligations to cooperate with each other to prepare and file a registration statement on Form S-4 and joint proxy statement with the SEC.
Neither KLXE nor QES is permitted to solicit, initiate or knowingly encourage or facilitate any alternative transaction proposals from third parties, furnish any non-public information to third parties, engage in discussions or negotiations with third parties regarding any alternative transaction proposals, approve, endorse or recommend any alternative transaction proposals or enter into any agreement providing for any alternative transaction proposals. Notwithstanding these limitations, prior to a party obtaining the required stockholder approval, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith is or is reasonably expected to result in a superior proposal. Each party’s board of directors may change its recommendation to its stockholders in response to (i) a superior proposal (in which event, such party’s board of directors may upon payment of a termination fee and expense reimbursement also terminate the Merger Agreement) or (ii) an intervening event (in which event, the other party’s board of directors may terminate the Merger Agreement following such change in recommendation), in each case, if the respective board of directors determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the exercise of the directors’ fiduciary duties under applicable law.
The Merger Agreement also provides that KLXE will, prior to or concurrently with the closing of the Merger, repay in full all existing debt of QES under that certain Loan, Security and Guaranty Agreement, dated as of February 13, 2018, by and among QES, Quintana Energy Services LP, Bank of America, N.A., as agent, and the other parties thereto (the “QES ABL Facility”).
The consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by QES’ stockholders and approval of the issuance of KLXE Common Stock in connection with the Merger (the “Share Issuance”) by KLXE’s stockholders, (ii) the absence of certain legal impediments, (iii) the approval for listing of KLXE Common Stock issuable in the Merger on Nasdaq and (iv) the effectiveness of the registration statement on Form S-4, pursuant to which the shares of KLXE Common Stock issuable in the Merger will be registered with the Securities and Exchange Commission (the “SEC”).
The Merger Agreement contains certain termination rights for both KLXE and QES. Upon termination of the Merger Agreement in certain specified circumstances, including in connection with a superior proposal or certain intervening events, KLXE or QES may be required to pay a termination fee of $3 million to the other party and reimburse the other party for its expenses of up to $1.5 million. If the Merger Agreement is terminated by KLXE or QES due to the failure of either party’s stockholders to approve the Merger under certain circumstances, then the party who failed to obtain such stockholder approval may be required to reimburse the other party for up to $1.5 million of expenses but such party will not be required to pay a termination fee.
The foregoing description of the Merger Agreement and the transactions contemplated by the Merger Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.

The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about KLXE, QES or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties and covenants by each of the parties to the Merger Agreement. These representations, warranties and covenants were made solely for the benefit of the other parties to the Merger Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (c) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (d) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of KLXE or QES.
Support Agreements
In connection with the execution of the Merger Agreement, KLXE entered into a Support Agreement, dated May 3, 2020, with Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (collectively, the “Designated Stockholders”) (the “KLXE Support Agreement”), pursuant to which the Designated Stockholders have agreed, subject to the terms and conditions set forth therein, to vote all of their shares of QES Common Stock (which represents approximately 76% of the outstanding shares of QES Common Stock) in favor of the adoption of the Merger Agreement and against, among other things, an alternative acquisition proposal. In addition, the Designated Stockholders have agreed not to knowingly solicit alternative acquisition proposals or enter into discussions or negotiations with respect thereto. The Designated Stockholders have granted an irrevocable proxy in favor of designated officers of KLXE to vote their shares of QES Common Stock as set forth above. The KLXE Support Agreement will terminate on the earliest to occur of (i) termination of the Merger Agreement, (ii) the Effective Time, (iii) the making of any modification, waiver or amendment to the Merger Agreement effected without the Designated Stockholders’ consent that decreases the amount or changes the form of consideration to be paid by KLXE pursuant to the terms of the Merger Agreement as in effect on the date of the KLXE Support Agreement, (iv) the mutual written consent of KLXE and the Designated Stockholders, (v) the Outside Date (as defined in the Merger Agreement) and (vi) a change of recommendation by the board of directors of QES in connection with an intervening event.
In connection with the execution of the Merger Agreement, QES entered into a Support Agreement, dated May 3, 2020, with Amin J. Khoury (the “QES Support Agreement”), pursuant to which Mr. Khoury has agreed, subject to the terms and conditions set forth therein, to vote his shares of KLXE Common Stock (which represent approximately 4.7% of the outstanding shares of KLXE Common Stock) in favor of the Stock Issuance and against, among other things, an alternative acquisition proposal. In addition, Mr. Khoury has agreed not to knowingly solicit alternative acquisition proposals or enter into discussions or negotiations with respect thereto. Mr. Khoury has granted an irrevocable proxy in favor of designated officers of QES to vote his shares of KLXE Common Stock as set forth above. The QES Support Agreement will terminate on the earliest to occur of (i) termination of the Merger Agreement, (ii) the Effective Date, (iii) the making of any modification, waiver or amendment to the Merger Agreement effected without Mr. Khoury’s consent that increases the amount or changes the form of consideration to be paid by KLXE pursuant to the terms of the Merger Agreement as in effect on the date of the QES Support Agreement, (iv) the mutual written consent of QES and Mr. Khoury, (v) the Outside Date (as defined in the Merger Agreement) and (vi) a change of recommendation by the board of directors of KLXE in connection with an intervening event.
The foregoing descriptions of the KLXE Support Agreement and the QES Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the KLXE Support Agreement and the QES Support Agreement, as applicable, which are attached hereto as Exhibit 10.2 and Exhibit 10.3, respectively, and are incorporated herein by reference.

Registration Rights Agreement
In connection with the execution of the Merger Agreement, the Designated Stockholders entered into a Registration Rights Agreement, dated as of May 3, 2020, with KLXE (the “Registration Rights Agreement”), relating to the shares of KLXE Common Stock to be issued as the Merger consideration to such holders under the Merger Agreement, which agreement shall be effective as of the Effective Time. Pursuant to the Registration Rights Agreement, the Designated Stockholders shall have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.
Other Events
On May 3, 2020, KLXE and QES issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is filed herewith as Exhibit 99.1 in compliance with Rule 14a-12 under the Securities Exchange Act, as amended (the “Exchange Act”), and is incorporated herein by reference.
Also on May 3, 2020, KLXE and QES made available on their respective websites a slide show presentation regarding the Merger in connection with a joint call held with investors. A copy of the presentation is filed herewith as Exhibit 99.2 in compliance with Rule 14a-12 under the Exchange Act and is incorporated herein by reference.
Item 2.03
Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information in Item 1.01 with respect to the agreement of KLXE to repay in full the QES ABL Facility is incorporated herein by reference.
Item 5.02
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information in Item 1.01 with respect to the appointments and resignations of directors and executive officers of KLXE, QES and the combined company upon the Effective Time is incorporated herein by reference.
Each of QES’s named executive officers entered into new executive employment agreements with KLXE in connection with the execution of the Merger Agreement, which are contingent upon, and will be effective as of, the Effective Time. The new executive employment agreements contain substantially similar terms as QES’s named executive officers’ current employment agreements with QES.
Item 5.03
Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

On May 3, 2020, the KLXE board of directors approved the 1st amendment to KLXE’s Amended and Restated Bylaws (the “Amendment”). The Amendment provides (i) that unless KLXE consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving KLXE will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, the federal district court for the District of Delaware), (ii) that at the Effective Time, the Bylaws shall be further amended to include a provision requiring that KLXE have the Integration Committee described above in Item 1.01 and (iii) that the chairman of a meeting of shareholders shall have the power to adjourn the meeting, at any time and for any reason, whether or not a quorum is present.
The foregoing description is not complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed herewith as Exhibit 3.1 and is incorporated herein by reference.

Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. KLXE’s and QES’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of KLXE or QES for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLXE or QES; (5) the ability of KLXE and QES to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in KLXE’s and QES’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in KLXE’s and QES’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, KLXE and QES undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
In connection with the proposed transaction, KLXE intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of KLXE and QES that also constitutes a prospectus of KLXE. Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.klxenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.
Participants In The Merger Solicitation
KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 24, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.
No Offer or Solicitation
This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain facts to be ascertained, the public offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.
Item 9.01
Financial Statements and Exhibits

(d)   Exhibits
Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Quintana Energy Services Inc., Krypton Intermediate LLC and Krypton Merger Sub Inc.
3.1	1st Amendment to the Amended and Restated Bylaws of KLX Energy Services Holdings, Inc.
10.1	Registration Rights Agreement, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P.
10.2	Support Agreement, dated as of May 3, 2020, by and among the Designated Stockholders and KLX Energy Services Holdings, Inc.
10.3	Support Agreement, dated as of May 3, 2020, by and among Amin J. Khoury and Quintana Energy Services Inc.
99.1	Press Release, dated May 3, 2020
99.2	Investor Presentation, dated May 3, 2020

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: May 4, 2020
KLX ENERGY SERVICES HOLDINGS, INC.
By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	CEO, CFO and President

ANNEX O — KLXE QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS ENDED APRIL 30, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-Q
Quarterly Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
For The Quarterly Period Ended April 30, 2020
Commission File No. 001-38609
KLX ENERGY SERVICES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)
DELAWARE (State of Incorporation)	36-4904146 (I.R.S. Employer Identification No.)
1300 Corporate Center Way
Wellington, Florida 33414
(Address of principal executive offices)
(561) 383-5100
(Registrant’s telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	KLXE	The Nasdaq Global Select Market
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒
The registrant has one class of common stock, $0.01 par value, of which 24,861,932 shares were outstanding as of June 2, 2020.

KLX ENERGY SERVICES HOLDINGS, INC.
Form 10-Q for the Quarter Ended April 30, 2020

PART 1 — FINANCIAL INFORMATION
ITEM 1.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

KLX ENERGY SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In millions, other than per share amounts)
	APRIL 30, 2020	JANUARY 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$125.6	$123.5
Accounts receivable – trade, less allowance for doubtful accounts ($12.3 at April 30, 2020 and $12.9 at January 31, 2020)	54.9	79.2
Inventories, net	12.1	12.0
Other current assets	11.8	13.8
Total current assets	204.4	228.5
Property and equipment, net of accumulated depreciation ($213.2 at April 30, 2020 and $206.0 at January 31, 2020)	158.1	306.8
Goodwill	—	28.3
Identifiable intangible assets, net	5.5	45.8
Other assets	10.2	14.0
	$378.2	$623.4
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$27.3	$31.4
Accrued interest	14.4	7.2
Accrued liabilities	21.7	26.2
Total current liabilities	63.4	64.8
Long-term debt	243.2	243.0
Other non-current liabilities	3.5	3.4
Commitments, contingencies and off-balance sheet arrangements (Note 9)
Stockholders’ equity:
Common stock, $0.01 par value per share; 110.0 shares authorized; 25.4 shares issued as of April 30, 2020 and 25.0 shares issued as of January 31, 2020	0.2	0.2
Additional paid-in capital	415.8	416.5
Treasury stock: 0.5 shares as of April 30, 2020 and 0.3 shares as of January 31, 2020	(3.9)	(3.6)
Accumulated deficit	(344.0)	(100.9)
Total stockholders’ equity	68.1	312.2
	$378.2	$623.4

See accompanying notes to condensed consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF LOSS (UNAUDITED)
(In millions, other than per share amounts)
	THREE MONTHS ENDED
	APRIL 30, 2020	APRIL 30, 2019
Service revenues	$83.0	$145.8
Cost of sales	92.2	118.9
Selling, general and administrative	17.4	23.8
Research and development costs	0.3	0.7
Goodwill and long-lived asset impairment charge	208.7	—
Operating (loss) earnings	(235.6)	2.4
Interest expense, net	7.4	7.1
Loss before income taxes	(243.0)	(4.7)
Income tax expense	0.1	0.3
Net loss	$(243.1)	$(5.0)
Net loss per share – basic	$(10.52)	$(0.24)
Net loss per share – diluted	$(10.52)	$(0.24)
See accompanying notes to condensed consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)
THREE MONTHS ENDED APRIL 30, 2020 AND 2019
(In millions)
	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance, January 31, 2020	25.0	$0.2	$416.5	$(3.6)	$(100.9)	$312.2
Restricted stock, net of forfeitures	—	—	(0.7)	—	—	(0.7)
Purchase of treasury stock	—	—	—	(0.3)	—	(0.3)
Issuance of shares reserved as a component of Red Bone acquisition price	0.4	—	—	—	—	—
Net loss	—	—	—	—	(243.1)	(243.1)
Balance, April 30, 2020	25.4	$0.2	$415.8	$(3.9)	$(344.0)	$68.1

	Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount
Balance, January 31, 2019	22.6	$0.2	$345.0	$—	$(4.5)	$340.7
Restricted stock, net of forfeitures	—	—	4.4	—	—	4.4
Issuance of shares as a component of Tecton acquisition price	0.5	—	12.1	—	—	12.1
Shares reserved as a component of Red Bone acquisition price	—	—	36.4	—	—	36.4
Escrowed shares related to Tecton acquisition	—	—	—	(1.4)	—	(1.4)
Net loss	—	—	—	—	(5.0)	(5.0)
Balance, April 30, 2019	23.1	$0.2	$397.9	$(1.4)	$(9.5)	$387.2
See accompanying notes to condensed consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In millions)
	THREE MONTHS ENDED
	APRIL 30, 2020	APRIL 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(243.1)	$(5.0)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	16.2	14.8
Goodwill and long-lived asset impairment charge	208.7	—
Non-cash compensation	(0.7)	4.5
Amortization of deferred financing fees	0.3	0.3
Provision for inventory reserve	0.7	0.1
Change in allowance for doubtful accounts	(0.6)	0.9
Loss on disposal of property, equipment and other	0.6	0.8
Changes in operating assets and liabilities:
Accounts receivable	25.0	(10.6)
Inventories	(0.8)	(0.3)
Other current and non-current assets	1.2	(0.8)
Accounts payable	(3.2)	(3.8)
Other current and non-current liabilities	2.7	3.3
Net cash flows provided by operating activities	7.0	4.2
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(4.8)	(29.6)
Proceeds from sale of assets	0.2	0.1
Acquisitions, net of cash acquired	—	(27.9)
Net cash flows used in investing activities	(4.6)	(57.4)
CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock	(0.3)	—
Net cash flows used in financing activities	(0.3)	—
Net change in cash and cash equivalents	2.1	(53.2)
Cash and cash equivalents, beginning of period	123.5	163.8
Cash and cash equivalents, end of period	$125.6	$110.6
Supplemental disclosures of cash flow information:
Cash paid during period for:
Interest	$0.1	$0.1
Supplemental schedule of non-cash activities:
Change in deposits on capital expenditures	$(4.4)	$(1.4)
Accrued capital expenditures	3.7	10.1
See accompanying notes to condensed consolidated financial statements.

KLX ENERGY SERVICES HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited — In millions)
Note 1.   Description of Business and Basis of Presentation
Description of Business
The Company is a provider of completion, intervention and production services and products to the major onshore oil and gas producing regions of the United States.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. All adjustments which, in the opinion of the Company’s management, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal recurring nature and have been reflected in the condensed consolidated financial statements. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period. The information included in these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the KLX Energy Services Holdings, Inc. (the “Company”, “KLXE” or “KLX Energy Services”) Annual Report on Form 10-K for the fiscal year ended January 31, 2020.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and related disclosures. Actual results could differ from those estimates.
Note 2.   Recent Accounting Pronouncements
In August 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments related to how certain cash receipts and payments are presented and classified in the statement of cash flows. These cash flow issues include debt prepayment or extinguishment costs, settlement of zero-coupon debt, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted, and should be applied retrospectively. The adoption of ASU 2016-15 did not have a material impact on the Company’s condensed consolidated financial statements as the Company’s condensed consolidated statements of cash flows are not impacted by the eight issues listed above.
In February 2016, the FASB issued ASU 2016-02, Leases, which supersedes ASC Topic 840, Leases, and creates a new topic, ASC Topic 842, Leases. ASU 2016-02 requires lessees to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on its balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. ASU 2016-02 will be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In November 2019, the FASB deferred the effective date for implementation of ASU 2016-02 by one year and in June 2020 the FASB deferred the effective date by an additional year. The guidance under ASU 2016-02 is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. Earlier adoption is permitted. To assess the impact of this guidance, the Company has established a cross functional implementation project team and is currently in the process of accumulating and evaluating all the necessary information required to properly account for its lease portfolio under the new standard. The Company is in the process of developing its new accounting policies and determining the potential aggregate impact this guidance is likely to have on its financial statements as of its adoption date.
Note 3.   Business Combinations
On March 15, 2019, the Company acquired Tecton Energy Services (“Tecton”), a leading provider of flowback, drill-out and production testing services, operating primarily in the greater Rocky Mountains. On March 19, 2019, the Company acquired Red Bone Services LLC (“Red Bone”), a premier provider of oilfield services primarily in the Mid-Continent, providing fishing, non-frac high pressure pumping, thru-tubing and certain other services. The aggregate acquisition price of the acquisitions was approximately $74.6, comprised of approximately $47.0 in shares of the Company’s common stock issuable over time at a fixed price and approximately $27.6 in cash to the sellers and for the retirement of debt. The Company issued shares in its common stock to effect the Tecton acquisition, a portion of which is not included in the purchase consideration as the shares were escrowed and held as treasury stock to satisfy identified future tax obligations through cancellation of the shares. To effect the Red Bone acquisition, the Company issued shares in a subsidiary company, which were exchangeable for KLXE common stock on specified dates between the acquisition date and September 2020. 416,667 shares of KLXE common stock, representing the balance of the share consideration to effect the Red Bone acquisition, will be issued in September 2020. The shares issued to the sellers of Tecton and Red Bone are subject to restrictions on public re-sale from a minimum of six months to a maximum of 24 months, subject to acceleration upon the occurrence of certain events.
Based on the Company’s final purchase price allocation, the excess of the purchase price over the fair value of the identifiable assets acquired approximated $51.2, of which $19.4 was allocated to identifiable intangible assets consisting of customer contracts and relationships and covenants not to compete, and $31.8 was allocated to goodwill. The useful life assigned to the customer contracts and relationships is 20 years, and the covenants not to compete are being amortized over their contractual periods of 18 months and three years for Tecton and Red Bone, respectively.
The Tecton and Red Bone acquisitions were accounted for as purchases under FASB ASC 805, Business Combinations (“ASC 805”). The results of operations for the Tecton and Red Bone acquisitions are included in the accompanying condensed consolidated statements of loss from the respective dates of acquisition.
The following table summarizes the fair values of assets acquired and liabilities assumed in the Tecton and Red Bone acquisitions in accordance with ASC 805:
	Tecton	Red Bone
Accounts receivable-trade	$2.1	$7.2
Inventories	—	2.7
Other current and non-current assets	0.2	—
Property and equipment	2.8	23.6
Goodwill	15.0	16.8
Identified intangibles	6.2	13.2
Accounts payable	(0.7)	(3.3)
Accrued liabilities	(1.4)	(0.9)
Other current and non-current liabilities	(1.6)	(7.3)
Total consideration paid	$22.6	$52.0
The majority of goodwill and intangible assets for Tecton and Red Bone are not expected to be deductible for tax purposes. As more fully described in Note 5, the Company performed an interim goodwill impairment test and a long-lived asset recovery test during the three months ended April 30, 2020, which resulted in a $208.7 goodwill and long-lived asset impairment charge. The goodwill and long-lived asset impairment charge is included in the condensed consolidated statements of loss for the three months ended April 30, 2020.

The Company has substantially integrated Red Bone and, as a result, it is not practicable to report stand-alone revenues and operating earnings of the acquired business since the acquisition date. The amount of Tecton revenues included in the Company’s results was approximately $3.1 for the three months ended April 30, 2019. It is not practicable to report stand-alone operating earnings of Tecton since the acquisition date.
On a pro forma basis to give effect to the Tecton and Red Bone acquisitions, as if they occurred on February 1, 2018, revenues, net loss and loss per diluted share for the three months ended April 30, 2019 would have been as follows:
THREE MONTHS ENDED April 30, 2019 Pro forma
UNAUDITED
Revenues	$153.5
Net loss	(4.5)
Loss per diluted share	(0.20)
Note 4.   Property and Equipment, Net
Property and equipment consist of the following:
	Useful Life (Years)	April 30, 2020	January 31, 2020
Land, buildings and improvements	1 – 40	$25.9	$38.2
Machinery	1 – 20	189.0	257.9
Furniture and equipment	1 – 15	156.4	216.7
		371.3	512.8
Less accumulated depreciation		213.2	206.0
		$158.1	$306.8
The long-lived asset impairment charge has been preliminarily allocated to the above asset classes based on each asset class’s percentage of total property and equipment. Depreciation expense was $15.2 and $14.0 for the three months ended April 30, 2020 and 2019, respectively. Refer to Note 5 for a discussion of the interim long-lived asset recovery test performed during the three months ended April 30, 2020.
Note 5.   Goodwill and Intangible Assets, Net
Goodwill and indefinite life intangible assets are tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value. The abrupt deterioration in demand during the second half of 2019, which has continued into 2020, was further exacerbated by the unprecedented demand destruction being caused by the COVID-19 pandemic. The combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic has driven the price of oil to unprecedented levels resulting in decreases in demand for oilfield services such as those provided by the Company and lower current and expected revenues for the Company. As a result, during the three months ended April 30, 2020, the Company performed an interim goodwill impairment test and a long-lived asset recoverability test.
The valuation of the Company and its reportable segments’ goodwill impairment test was estimated using the guideline public company analysis and the discounted cash flow analysis, which were equally weighted in the fair value analysis. See Note 8 for additional information regarding the fair value determination. The results of the goodwill impairment test as of April 30, 2020, indicated that goodwill was impaired because the carrying value of the Rocky Mountains reporting unit exceeded its relative fair value. Accordingly, the Company recorded a $28.3 goodwill impairment charge, which is included in the condensed consolidated statements of loss for the three months ended April 30, 2020. The charge reflects the full value of the goodwill attributable to the Rocky Mountains segment, leaving the Company with no goodwill as of April 30, 2020.

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are tested for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the undiscounted cash flows expected to be generated by an asset (or group of assets) is less than its carrying amount and if the carrying amount exceeds the asset’s fair value. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Based on the impairment indicators above, the Company performed a long-lived asset impairment analysis and concluded that the carrying amount of the long-lived assets exceeded the relative fair values of two of the reporting units asset groups. As a result, the Company recorded a $180.4 long-lived asset impairment charge, $39.2 related to identified intangible assets and $141.2 related to property and equipment, which is included in the condensed consolidated statements of loss for the three months ended April 30, 2020. The charge reflects $91.3 and $89.1 of the long-lived assets attributable to the Southwest and Northeast/Mid-Con segments, respectively. The sum of the undiscounted cash flows of the Rocky Mountains long-lived assets exceeded the carrying value by approximately 20.5% as of April 30, 2020. As of April 30, 2020, $5.5 of identifiable intangible assets and $158.1 of property and equipment remain.
Determining fair value requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, operating profit margins, weighted average cost of capital, terminal growth rates, future market share and future market conditions, among others. The Company’s cash flow projections were a significant input into the April 30, 2020 fair value. See Note 8 for additional information regarding the fair value determination. If the business continues to be unable to achieve projected results or long-term projections are adjusted downward, it could negatively impact future valuations of the Rocky Mountains reporting unit and the Company’s long-lived assets and result in a future impairment charge.
The following sets forth the intangible assets by major asset class, all of which were acquired through business purchase transactions:
		April 30, 2020			January 31, 2020
	Useful Life (Years)	Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization	Net Book Value
Customer contracts and relationships	20	$8.3	$2.9	$5.4	$43.0	$2.4	$40.6
Covenants not to compete	1.5 – 3	2.5	2.4	0.1	4.7	1.9	2.8
Developed technologies	15	1.0	1.0	—	3.3	0.9	2.4
		$11.8	$6.3	$5.5	$51.0	$5.2	$45.8
Amortization expense associated with identifiable intangible assets was $1.0 and $0.8 for the three months ended April 30, 2020 and 2019, respectively. Due to the impairment of intangible assets, the Company does not expect to recognize future material amortization expense related to intangible assets. Actual future amortization expense may be different due to future acquisitions.
The changes in the carrying amount of goodwill for the three months ended April 30, 2020 are as follows:
Balance, January 31, 2020	$28.3
Goodwill impairment	(28.3)
Balance, April 30, 2020	$—

Note 6.   Accrued Liabilities
Accrued liabilities consist of the following:
	April 30, 2020	January 31, 2020
Accrued salaries, vacation and related benefits	$11.2	$13.9
Accrued incentive compensation	—	2.3
Accrued property taxes	2.7	2.3
Other accrued liabilities	7.8	7.7
	$21.7	$26.2
Note 7.   Long-Term Debt
As of April 30, 2020, long-term debt consisted of $250.0 principal amount of 11.5% senior secured notes due 2025 (the “Notes”) offered pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act. On a net basis, after taking into consideration the debt issue costs for the Notes, total debt as of April 30, 2020 was $243.2.
As of April 30, 2020, the Company also had a $100.0 asset-based revolving credit facility pursuant to a senior secured credit agreement dated August 10, 2018 (the “ABL Facility”). The ABL Facility became effective on September 14, 2018, the date of the spin-off, and matures in September 2023. On October 22, 2018, the ABL Facility was amended primarily to permit the Company to issue the Notes and acquire Motley Services, LLC (“Motley”) and the definition of the required ratio (as defined in the ABL Facility) was also amended as a result of the Notes issuance.
Borrowings under the ABL Facility bear interest at a rate equal to the London Interbank Offered Rate plus the applicable margin (as defined in the ABL Facility). No amounts were outstanding under the ABL Facility as of April 30, 2020.
The ABL Facility is tied to a borrowing base formula and has no maintenance financial covenants. The ABL Facility is secured by, among other things, a first priority lien on the Company’s accounts receivable and inventory and contains customary conditions precedent to borrowing and affirmative and negative covenants, all of which were met as of April 30, 2020. Availability under the ABL Facility was $42.0 and $60.0 as of April 30, 2020 and January 31, 2020, respectively. The decrease in availability during the current period is primarily related to lower levels of accounts receivable at April 30, 2020.
Letters of credit issued under the ABL Facility aggregated $2.2 at April 30, 2020.
Note 8.   Fair Value Information
All financial instruments are carried at amounts that approximate estimated fair value. The fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. Assets measured at fair value are categorized based upon the lowest level of significant input to the valuations.
Level 1 — quoted prices in active markets for identical assets and liabilities.
Level 2 — quoted prices for identical assets and liabilities in markets that are not active or observable inputs other than quoted prices in active markets for identical assets and liabilities.
Level 3 — unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.
The carrying amounts of cash and cash equivalents, accounts receivable-trade and accounts payable represent their respective fair values due to their short-term nature. There was no debt outstanding under the ABL Facility as of April 30, 2020. The fair value of the Company’s Notes, based on market prices for publicly-traded debt (which the Company classifies as Level 2 inputs), was $92.8 and $202.5 as of April 30, 2020 and January 31, 2020, respectively.
Goodwill and long-lived assets, including certain property and equipment and purchased intangibles subject to amortization, were impaired and written down to their estimated fair values during the first quarter of Fiscal 2020. The goodwill Level 3 fair value was determined using the average of the guideline public company analysis and the discounted cash flow analysis, both of which were unobservable. The long-lived asset Level 3 fair value was determined using the discounted cash flow analysis using the market and income approaches, both of which were unobservable.
The following table summarizes impairments of goodwill and long-lived assets and the related post-impairment fair values of the corresponding assets for the three months ended April 30, 2020:
	Three Months Ended April 30, 2020
	Impairment	Fair Value
Property and equipment, net	$141.2	$52.8
Goodwill	28.3	—
Intangible assets	39.2	—
	$208.7	$52.8
Fair value is measured as of the impairment date. See Note 5 for a discussion of the goodwill and long-lived asset impairment charge recorded during the three months ended April 30, 2020.
Note 9.   Commitments, Contingencies and Off-Balance-Sheet Arrangements
Lease Commitments — The Company finances its use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on the condensed consolidated balance sheets. At April 30, 2020, future minimum lease payments under these arrangements approximated $75.0, of which $25.0 is related to long-term real estate leases.
Litigation — The Company is a defendant in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to result in a material adverse effect on the Company’s condensed consolidated financial statements.
During the year ended January 31, 2020 (“Fiscal 2019”), the Company discovered a credit card theft by third parties of approximately $2.6 (which is included in Fiscal 2019 Cost of Sales) and promptly reported the theft to its insurers and law enforcement. The Company has also filed suit against several third parties to recover damages related to the theft. While the Company cannot reasonably determine the outcome of any related litigation at this time, it believes its insurance coverage will be available for recovery of some or all of this loss after the appropriate legal proceedings have concluded.
Indemnities, Commitments and Guarantees — During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies, and in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments the Company could be obligated to make. However, the Company is unable to estimate the maximum amount of liability related to its indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Management believes that any liability for these indemnities, commitments and guarantees would not be material to the accompanying condensed consolidated financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.

Note 10.   Accounting for Stock-Based Compensation
The Company has a Long-Term Incentive Plan (“LTIP”) under which its Compensation Committee has the authority to grant stock options, stock appreciation rights, restricted stock, restricted stock units or other forms of equity-based or equity-related awards.
Compensation cost is generally recorded on a straight-line basis over the vesting term of the shares based on the grant date value using the closing trading price.
Compensation cost recognized during the three months ended April 30, 2020 and 2019 related to grants of restricted stock granted or approved by the Company’s Compensation Committee. Share based compensation was $(0.7) and $4.4 for the three months ended April 30, 2020 and 2019, respectively. Share based compensation was negative during the three months ended April 30, 2020 due to modifications of awards, which resulted in reversal of unvested stock compensation and determination of new grant date fair value. Unrecognized compensation cost related to restricted stock awards made by the Company was $21.1 at April 30, 2020.
The Company has established a qualified Employee Stock Purchase Plan (the “Plan”), the terms of which allow for qualified employees (as defined in the Plan) to participate in the purchase of designated shares of the Company’s common stock at a price equal to 85% of the closing price on the last business day of each semi-annual stock purchase period. The fair value of the employee purchase rights represents the difference between the closing price of the Company’s shares on the date of purchase and the purchase price of the shares. Compensation cost was $0.0 and $0.1 for the three months ended April 30, 2020 and 2019, respectively.
Note 11.   Income Taxes
Income tax expense was $0.1 and $0.3 for the three months ended April 30, 2020 and 2019, respectively, and was comprised primarily of state and local taxes. Due to the fact the Company has a valuation allowance against its deferred tax balances, it was unable to recognize a tax benefit at the federal statutory rate of 21% on its year to date losses.
In response to the COVID-19 pandemic, many governments have enacted or are contemplating measures to provide aid and economic stimulus. These measures may include deferring the due dates of tax payments or other changes to their income and non-income-based tax laws. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020 in the United States, includes measures to assist companies, including temporary changes to income and non-income-based tax laws. For the three months ended April 30, 2020, there were no material tax impacts on the Company’s condensed consolidated financial statements as it relates to COVID-19 measures. The Company continues to monitor additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service and others.
Note 12.   Segment Reporting
The Company is organized on a geographic basis. The Company’s reportable segments, which are also its operating segments, are comprised of the Southwest (the Permian Basin and the Eagle Ford), the Rocky Mountains (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con (the Marcellus and Utica as well as the Mid-Continent STACK and SCOOP and Haynesville). The segments regularly report their results of operations and make requests for capital expenditures and acquisition funding to the Company’s chief operational decision maker (“CODM”), the President, Chief Executive Officer and Chief Financial Officer. As a result, the CODM has determined the Company has three reportable segments.

The following table presents revenues and operating (losses) earnings by reportable segment:
	Three Months Ended
	April 30, 2020	April 30, 2019
Revenues
Southwest	$24.4	$58.0
Rocky Mountains	33.8	48.6
Northeast/Mid-Con	24.8	39.2
Total revenues	83.0	145.8
Operating (loss) earnings(1)(2)
Southwest	(100.4)	(4.0)
Rocky Mountains	(37.8)	2.9
Northeast/Mid-Con	(97.4)	3.5
Total operating (loss) earnings	(235.6)	2.4
Interest expense	7.4	7.1
Loss before income taxes	$(243.0)	$(4.7)

(1)
Operating (loss) earnings include an allocation of employee benefits and general and administrative costs primarily based on each segment’s percentage of total revenues for the three months ended April 30, 2020 and 2019.

(2)
Operating loss for the three month period ended April 30, 2020 includes a goodwill and long-lived asset impairment charge of $208.7, of which $91.3 was attributable to the Southwest segment, $28.3 was attributable to the Rocky Mountains segment and $89.1 was attributable to the Northeast/Mid-Con segment.

The following table presents revenues by service offering by reportable segment:
	Three Months Ended
	April 30, 2020				April 30, 2019
	Southwest	Rocky Mountains	Northeast/ Mid-Con	Total	Southwest	Rocky Mountains	Northeast/ Mid-Con	Total
Completion revenues	$16.0	$19.8	$14.1	$49.9	$40.6	$27.5	$18.3	$86.4
Intervention revenues	5.5	6.5	7.0	19.0	10.2	10.6	8.6	29.4
Production revenues	2.9	7.5	3.7	14.1	7.2	10.5	12.3	30.0
Total revenues	$24.4	$33.8	$24.8	$83.0	$58.0	$48.6	$39.2	$145.8
The following table presents capital expenditures by reportable segment:
	Three Months Ended
	April 30, 2020	April 30, 2019
Southwest	$1.5	$5.4
Rocky Mountains	2.2	11.5
Northeast/Mid-Con	1.1	12.7
	$4.8	$29.6
Capital expenditures for the administrative office and functions have been allocated to the above segments based on each segment’s percentage of total capital expenditures.

The following table presents total assets by reportable segment:
	April 30, 2020(1)	January 31, 2020
Southwest	$76.9	$203.6
Rocky Mountains	247.6	233.5
Northeast/Mid-Con	53.7	186.3
	$378.2	$623.4

(1)
See Note 5 for a discussion of the goodwill and long-lived asset impairment charge recorded during the three months ended April 30, 2020.

Assets for the administrative office and functions have been allocated to the above segments based on each segment’s percentage of total assets.
The following table presents total goodwill by reportable segment:
	April 30, 2020	January 31, 2020
Southwest	$—	$—
Rocky Mountains(1)	—	28.3
Northeast/Mid-Con	—	—
	$—	$28.3

(1)
See Note 5 for a discussion of the goodwill impairment charge recorded during the three months ended April 30, 2020.

Note 13.   Net Loss Per Common Share
Basic net loss per common share is computed using the weighted average common shares outstanding during the period and includes 416,667 shares of KLXE common stock to effect the Red Bone acquisition, which will be issued in September 2020. Such shares are included in the computation of basic weighted average common shares from the date of the acquisition. Diluted net loss per common share is computed by using the weighted average common shares outstanding including the dilutive effect of restricted shares based on an average share price during the period. For the three months ended April 30, 2020 and 2019, 2.3 and 0.4 shares of the Company’s common stock, respectively, were excluded from the determination of diluted net loss per common share because their effect would have been anti-dilutive. The computations of basic and diluted net loss per share for the three months ended April 30, 2020 and 2019 are as follows:
	Three Months Ended
	April 30, 2020	April 30, 2019
Net loss	$(243.1)	$(5.0)
(Shares in millions)
Basic weighted average common shares	23.1	21.2
Effect of dilutive securities – dilutive securities	—	—
Diluted weighted average common shares	23.1	21.2
Basic net loss per common share	$(10.52)	$(0.24)
Diluted net loss per common share	$(10.52)	$(0.24)

Note 14.   Subsequent Events
On May 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Quintana Energy Services Inc., a Delaware corporation (“QES”), Krypton Intermediate LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company (“Acquiror”), and Krypton Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which the companies will combine in an all-stock merger transaction. Merger Sub will merge with and into QES (the “Merger”), with QES continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of the Company, as provided by the terms and subject to the conditions set forth in the Merger Agreement.
At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of QES common stock, par value $0.01 per share (the “QES Common Stock”), will automatically be converted into the right to receive 0.4844 shares of KLXE common stock (the “Exchange Ratio”), par value $0.01 per share (the “KLXE Common Stock”). Holders of QES Common Stock will receive cash in lieu of any fractional shares. Upon closing of the Merger, KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41% of the combined company.
The respective boards of directors of KLXE and QES have unanimously approved the Merger Agreement, and the board of directors of KLXE has agreed to recommend that KLXE’s stockholders approve the issuance of shares of KLXE Common Stock in the Merger, and the board of directors of QES has agreed to recommend that QES’s stockholders adopt the Merger Agreement.
The consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by QES’ stockholders and approval of the issuance of KLXE Common Stock in connection with the Merger (the “Share Issuance”) by KLXE’s stockholders, (ii) the absence of certain legal impediments, (iii) the approval for listing of KLXE Common Stock issuable in the Merger on Nasdaq and (iv) the effectiveness of the registration statement on Form S-4, pursuant to which the shares of KLXE Common Stock issuable in the Merger will be registered with the Securities and Exchange Commission (the “SEC”).
KLXE and QES have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants regarding (i) the conduct of their respective businesses during the period between signing and closing, (ii) obligations to convene and hold meetings of their respective stockholders to obtain the required stockholder approvals and (iii) obligations to cooperate with each other to prepare and file a registration statement on Form S-4 and joint proxy statement with the SEC.
The Merger Agreement contains certain termination rights for both KLXE and QES. Upon termination of the Merger Agreement in certain specified circumstances, including in connection with a superior proposal or certain intervening events, KLXE or QES may be required to pay a termination fee of $3.0 to the other party and reimburse the other party for its expenses of up to $1.5. If the Merger Agreement is terminated by KLXE or QES due to the failure of either party’s stockholders to approve the Merger under certain circumstances, then the party who failed to obtain such stockholder approval may be required to reimburse the other party for up to $1.5 of expenses but such party will not be required to pay a termination fee.

ITEM 2.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
($ In millions)

The following discussion and analysis addresses the results of our operations for the three months ended April 30, 2020 as compared to our results of operations for the three months ended April 30, 2019. In addition, the discussion and analysis addresses our liquidity, financial condition and other matters for these periods.
During the first quarter of 2020, we performed an interim asset impairment test. The abrupt deterioration in demand during the second half of 2019, which has continued into 2020, was further exacerbated by the unprecedented demand destruction being caused by the COVID-19 pandemic. The combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic has driven the price of oil to unprecedented levels resulting in decreases in demand for oilfield services such as those provided by the Company and lower current and expected revenues for the Company. As a result, during the three months ended April 30, 2020, we determined that the carrying value of goodwill and long-lived assets were impaired, resulting in a $208.7 non-cash impairment charge.
On May 3, 2020, we announced that we entered an Agreement and Plan of Merger with Quintana Energy Services Inc. (“QES”) pursuant to which KLXE and QES will combine in an all-stock merger transaction, which is summarized in Note 14 to our condensed consolidated financial statements. If the Merger is consummated, QES will become an indirect wholly owned subsidiary of KLXE.
Company Overview
We are a leading provider of completion, intervention and production services and products (our “product service lines” or “PSLs”) to the major onshore oil and gas producing regions of the United States. We offer a range of differentiated, complementary technical services and related tools and equipment in challenging environments that provide “mission critical” solutions for our customers throughout the life cycle of the well.
We serve many of the leading companies engaged in the exploration and development of North American onshore conventional and unconventional oil and natural gas reserves. Our customers are primarily independent major oil and gas companies. We currently support these customer operations from over 35 principal service facilities located in the key major shale basins. We operate in three segments on a geographic basis, including the Southwest Region (the Permian Basin and the Eagle Ford), the Rocky Mountains Region (the Bakken, Williston, DJ, Uinta, Powder River, Piceance and Niobrara basins) and the Northeast/Mid-Con Region (the Marcellus and Utica as well as the Mid-Continent STACK and SCOOP and Haynesville). Our revenues, operating (losses) profits and identifiable assets are primarily attributable to these three reportable geographic segments. However, while we manage our business based upon these regional groupings, our assets and our technical personnel are deployed on a dynamic basis across all of our service facilities to optimize utilization and profitability.
We work with our customers to provide engineered solutions across the entire lifecycle of the well, by streamlining operations, reducing non-productive time and developing cost effective solutions and customized tools for our customers’ most challenging service needs, which include technically complex unconventional wells requiring extended reach horizontal laterals with greater completion intensity per well. We believe future revenue growth opportunities will continue to be driven by increases in the number of new customers served and the breadth of services we offer to existing and prospective customers.
We offer a variety of targeted services that are differentiated by the technical competence and experience of our field service engineers and their deployment of a broad portfolio of specialized tools and equipment. Our innovative and adaptive approach to proprietary tool design has been employed by our in-house research and development (“R&D”) organization and, in selected instances, by our technology partners to develop tools covered by 20 patents and 15 U.S. and foreign pending patent applications. Our technology partners include manufacturing and engineering companies that produce tools, which we design and utilize in our service offerings.

We utilize contract manufacturers to produce our products, which, in many cases, our engineers have developed from input and requests from our customers and customer-facing managers, thereby maintaining the integrity of our intellectual property while avoiding manufacturing startup and maintenance costs. We have found that doing so leverages our technical strengths as well as those of our technology partners. These services and related products, or PSLs, are modest in cost to the customer relative to other well construction expenditures but have a high cost of failure and are, therefore, “mission critical” to our customers’ outcomes. We believe our customers have come to depend on our decades of combined field experience to execute on some of the most challenging problems they face. We believe we are well positioned as a company to service customers when they are drilling and completing complex wells and remediating older legacy wells.
KLX Energy Services was initially formed from the combination and integration of seven private oilfield service companies acquired over the 2013 through 2014 time period. Each of the acquired businesses was regional in nature and brought one or two specific service capabilities to KLX Energy Services. Once the acquisitions were completed, we undertook a comprehensive integration of these businesses, to align our services, our people and our assets across all the geographic regions where we maintain a presence. We established a matrix management organizational structure, where each regional manager has the resources to provide a complete suite of services, supported by technical experts in our primary service categories. In November 2018, we expanded our completion and intervention service offerings through the acquisition of Motley Services, LLC (“Motley”), a premier provider of large diameter coiled tubing services, further enhancing our completion tools business. We successfully completed the integration of the Motley business during Fiscal 2018. On March 15, 2019, the Company acquired Tecton Energy Services (“Tecton”), a leading provider of flowback, drill-out and production testing services, operating primarily in the greater Rocky Mountains. On March 19, 2019, the Company acquired Red Bone Services LLC (“Red Bone”), a premier provider of oilfield services primarily in the Mid-Continent, providing fishing, non-frac high pressure pumping, thru-tubing and certain other services. We successfully completed the integration of the Red Bone business during Fiscal 2019. We have endeavored to create a “next generation” oilfield services company in terms of management controls, processes and operating metrics and have driven these processes down through the operating management structure in every region, which we believe differentiates us from many of our competitors. This allows us to offer our customers in all of our geographic regions discrete, comprehensive and differentiated services that leverage both the technical expertise of our skilled engineers and our in-house R&D team.
Following the acquisition of Motley, we have invested in eight additional large diameter coil tubing spreads which we believe will allow us to gain a greater share of customer spend by pulling through the Company’s broad range of asset light services.
We invest in innovative technology and equipment designed for modern production techniques that increase efficiencies and production for our customers. North American unconventional onshore wells are increasingly characterized by extended lateral lengths, tighter spacing between hydraulic fracturing stages, increased cluster density and heightened proppant loads. Drilling and completion activities for wells in unconventional resource plays are extremely complex, and downhole challenges and operating costs increase as the complexity and lateral length of these wells increase. For these reasons, exploration and production (“E&P”) companies with complex wells increasingly prefer service providers with the scale and resources to deliver best-in-class solutions that evolve in real time with the technology used for extraction. We believe we offer best-in-class service execution at the wellsite and innovative downhole technologies, positioning us to benefit from our ability to service the most technically complex wells where the potential for increased operating leverage is high due to the large number of stages per well in addition to customer focus on execution rather than price. We have been awarded 20 U.S. patents and have 15 U.S. and foreign pending patent applications, which we believe differentiates us from our regional competition and also allows us to deliver more focused service and better outcomes in our specialized services than larger national competitors who do not discretely dedicate their resources to the services we provide.
Our business strategy seeks to generate attractive returns on capital through the provision of differentiated services and the prudent application of our cash flow to select targeted opportunities, with the potential to deliver high returns that we believe offer superior margins over the long-term and short payback periods. Our services generally require less expensive equipment, which is also less expensive to maintain, and fewer people than many other oilfield service activities. In addition to the superior margin potential of our differentiated services, we believe the rising level of completion intensity in our core operating areas contributes to improved margins and returns on services provided for those wells. As part of our returns-focused approach to capital spending, we are focused on maintaining a capital efficient program with respect to the development of new products. We support our existing asset base with targeted investments in R&D, which we believe allows us to maintain a technical advantage over our competitors providing similar services using standard equipment.
Demand for services in the oil and natural gas industry is cyclical and subject to sudden and significant volatility. For example, the oilfield service industry experienced an abrupt deterioration in demand during the second half of 2019, which has continued into 2020, and was further exacerbated by the unprecedented demand destruction being caused by the COVID-19 pandemic. The combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic has driven the price of oil to unprecedented levels resulting in decreases in demand for services such as those provided by the Company.
As a result of the ongoing decrease in global demand for oil and gas resulting from the recent COVID-19 outbreaks, in March 2020, members of OPEC and Russia considered extending their agreed oil production cuts and making additional oil production cuts. Negotiations were unsuccessful, and Saudi Arabia announced an immediate significant reduction in its oil export prices, and Russia announced that all agreed oil production cuts between Russia and OPEC members would expire on April 1, 2020. Oil and natural gas prices declined sharply following these announcements to unprecedented levels. On April 12, 2020, OPEC and its oil producing allies including Russia finalized an agreement to cut production by 9.7 million barrels per day during May and June 2020.
Oil and natural gas prices are expected to continue to be volatile as a result of the near term production instability and the ongoing COVID-19 outbreaks and as changes in oil and natural gas inventories, industry demand and global and national economic performance are reported. Significant factors that are likely to affect commodity prices in current and future periods include, but are not limited to, the extent and duration of price reductions and production instability by OPEC members and other oil exporting nations; the effect of U.S. energy, monetary and trade policies, U.S. and global economic conditions, U.S. and global political and economic developments, including the outcome of the U.S. presidential election and resulting energy and environmental policies, the impact of the ongoing COVID-19 outbreaks and conditions in the U.S. oil and gas industry and the resulting demand and pricing for domestic land oilfield services.
The reduction in oil prices to current levels and the ongoing effects of the global COVID-19 outbreaks may result in a global recession, with the possibility of numerous bankruptcies of E&P companies and oilfield services companies during 2020 and a significant decline in demand and prices for oilfield services during 2020. We have taken, and are continuing to take, steps to reduce costs, including reductions in capital expenditures, as well as other workforce rightsizing and ongoing cost initiatives. Costs primarily associated with business rationalization and other costs and pending merger costs are collectively referred to as “Costs as Defined”.
We remain focused on serving the needs of our customers by providing a broad portfolio of product service lines across all major basins, while preserving a solid balance sheet, maintaining sufficient operating liquidity and prudently managing our capital expenditures.
We believe our operating cost structure is now materially lower than during the historical financial reporting periods and that there is greater flexibility to respond to changing industry conditions. We improved our cost structure by centralizing a number of common functions, as evidenced by our positive cash provided by operating activities in the three months ended April 30, 2020. The implementation of integrated, company-wide management information systems and processes provide more transparency to current operating performance and trends within each market where we compete and help us more acutely scale our cost structure and pricing strategies on a market-by-market basis. We believe our ability to differentiate ourselves on the basis of quality provides an opportunity for us to gain market share and increase our share of business with existing customers.
We believe we have strong management systems in place, which will allow us to manage our operating resources and associated expenses relative to market conditions. We believe our services often generate margins superior to our competitors based upon the differential quality of our performance, and that these margins can contribute to free cash flow generation. The required investment in our business includes both working capital (principally for account receivables growth tied to increasing revenues) and capital expenditures for both maintenance of existing assets and growth. Our required maintenance capital expenditures tend to be lower than other oilfield service providers due to the generally asset-lite nature of our services, the average age of our assets and our ability to charge back a portion of asset maintenance to customers for a number of our assets.
Key Financial Performance Indicators
We recognize the highly cyclical nature of our business and the need for metrics to (1) best measure the trends in our operations and (2) provide baselines and targets to assess the performance of our managers.
The measures we believe most effective to monitor and consider when rewarding management performance include:
•
Adjusted EBITDA (Loss) Margin:   We define Adjusted EBITDA (Loss) as net income (loss) before interest, taxes, depreciation and amortization, further adjusted for (i) goodwill and/or long-lived asset impairment charges, (ii) stock-based compensation expense, (iii) restructuring charges, (iv) transaction and integration costs related to acquisitions, (v), other expenses or charges to exclude certain items which we believe are not reflective of ongoing performance of our business. Adjusted EBITDA (Loss) Margin is defined as Adjusted EBITDA (Loss), as previously defined, as a percentage of revenue.

•
Adjusted Free Cash Flow Growth Rate:   We define Adjusted Free Cash Flow as net cash flows provided by (used in) operating activities adjusted for non-recurring costs and expenses less capital expenditures. Adjusted Free Cash Flow Growth Rate is defined as the percentage change in Adjusted Free Cash Flow, as previously defined, within a specific time period.

•
Adjusted EBITDA (Loss) Growth Rate:   We define Adjusted EBITDA (Loss) Growth Rate as the percentage change in Adjusted EBITDA (Loss), as defined above, within a specific time period.

We believe Adjusted EBITDA (Loss) is useful because it allows us to supplement the GAAP measures in order to evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA (Loss) because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired. Our experience has shown us that measuring our performance is most meaningful when compared against our peers on a relative basis. Our compensation committee engages its own compensation consultant to recommend performance metrics and targets for our employees.

RESULTS OF OPERATIONS
THREE MONTHS ENDED APRIL 30, 2020
COMPARED TO THREE MONTHS ENDED APRIL 30, 2019
($ in Millions)
The following is a summary of revenues by segment:
	Three Months Ended
	April 30, 2020	April 30, 2019	Percent Change
Southwest	$24.4	$58.0	(57.9)%
Rocky Mountains	33.8	48.6	(30.5)%
Northeast/Mid-Con	24.8	39.2	(36.7)%
Total revenues	$83.0	$145.8	(43.1)%
For the first quarter ended April 30, 2020, revenues of $83.0, decreased $62.8, or 43.1%, as compared with the prior year period. On a product line basis, completion, intervention and production services revenues decreased approximately 42.2%, 35.4% and 53.0%, respectively, as compared to the same period in the prior year. Rocky Mountains segment revenue declined $14.8, or 30.5%, Northeast/Mid-Con segment revenues declined $14.4, or 36.7%, and Southwest segment revenue declined $33.6, or 57.9%. The decrease in revenues reflects the combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic, which has driven the price of oil to unprecedented levels resulting in decreases in demand for services such as those provided by the Company.
First quarter 2020 cost of sales was $92.2, or 111.1% of sales, including $9.7 of Costs as Defined, as compared to the prior year period of $118.9, or 81.6% of sales (including $1.8 of Costs as Defined). Excluding the $9.7 of Costs as Defined ($1.8 in the prior year period), cost of sales in the first quarter of 2020 was $82.5, or 99.4% of revenues. Cost of sales as a percentage of revenues increased primarily due to negative operating leverage related to the 43.1% year over year decline in revenues.
Selling, general and administrative (“SG&A”) expenses during the first quarter of 2020, inclusive of Costs as Defined of $4.3, were $17.4, or 21.0% of revenues, as compared with $23.8, or 16.3% of revenues (which included $3.2 of Costs as Defined), in the prior year period. Excluding 2020 Costs as Defined ($3.2 in the prior year period), SG&A expenses in the first quarter of 2020 were $13.1, or 15.8% of revenues, as compared with $20.6, or 14.1% of revenues, in the prior year period. First quarter 2020 research and development costs were $0.3 reflecting our continued focus on in-house research and development to deploy new specialized and proprietary tools and equipment.
As previously described above and in Note 5 of the notes to the condensed consolidated financial statements, we recorded a $208.7 goodwill and long-lived asset impairment charge during the three months ended April 30, 2020, of which $91.3 was attributable to the Southwest segment, $28.3 was attributable to the Rocky Mountains segment and $89.1 was attributable to the Northeast/Mid-Con segment.
Operating loss, including Costs as Defined of $14.0 and the goodwill and long-lived asset impairment charge of $208.7, was $(235.6). Exclusive of the Costs as Defined ($5.0 in the prior year period) and the $208.7 goodwill and long-lived asset impairment charge, current period operating loss was $(12.9) as compared to operating earnings of $7.4 in the prior year period.
Income tax expense was $0.1 for the three months ended April 30, 2020, as compared to $0.3 in the prior year period, and was comprised primarily of state and local taxes. The Company did not recognize a tax benefit on its year to date losses because it has a valuation allowance against its deferred tax balances.
Net loss for the three months ended April 30, 2020 was $(243.1) as compared to net loss of $(5.0) in the prior year period for the reasons mentioned above.

Segment Results
The following is a summary of operating (loss) earnings by segment:
	Three Months Ended
	April 30, 2020	April 30, 2019	Percent Change
Southwest	$(100.4)	$(4.0)	nm
Rocky Mountains	(37.8)	2.9	nm
Northeast/Mid-Con	(97.4)	3.5	nm
Total operating (loss) earnings	$(235.6)	$2.4	nm
For the quarter ended April 30, 2020, Rocky Mountains segment revenues of $33.8 decreased by $14.8, or 30.5%, driven by the combination of the Saudi Arabia/Russia oil market share dispute and the demand destruction caused by the COVID-19 pandemic, which has driven the price of oil to unprecedented levels resulting in decreases in demand for services such as those provided by the Company. As a result of the matters described above, and the goodwill asset impairment charge attributable to the Rocky Mountains segment of $28.3, operating loss was $(37.8) for the three months ended April 30, 2020.
First quarter ended April 30, 2020 Northeast/Mid-Con segment revenues of $24.8 decreased by 36.7% driven by the above described factors. As a result of the matters described above, and the Northeast/Mid-Con segment portion of the long-lived asset impairment charge of $89.1, operating loss was $(97.4) for the three months ended April 30, 2020.
For the quarter ended April 30, 2020, Southwest segment revenues of $24.4 decreased 57.9% driven by the above described factors. As a result of the matters described above, and the long-lived asset impairment attributable to the Southwest segment of $91.3, operating loss was $(100.4) for the three months ended April 30, 2020.

LIQUIDITY AND CAPITAL RESOURCES
Current Financial Condition
At April 30, 2020, we had $125.6 of cash and cash equivalents. Cash on hand at April 30, 2020 increased by $2.1 as compared with $123.5 cash on hand at January 31, 2020 as a result of $4.8 of capital expenditures, offset by cash flows from operating activities of $7.0. Our liquidity requirements consist of working capital needs and ongoing capital expenditure requirements. Our primary requirements for working capital are directly related to the level of our operations.
Working capital as of April 30, 2020 was $141.0, a decrease of $22.7 as compared with working capital at January 31, 2020. As of April 30, 2020, total current assets decreased by $24.1 and total current liabilities decreased by $1.4. The decrease in current assets was primarily related to a decrease in accounts receivable of $24.3. The decrease in total current liabilities was due to a $4.1 and $4.5 decrease in accounts payable and accrued liabilities, respectively, offset by a $7.2 increase in accrued interest.
Cash Flows
As of April 30, 2020, our cash and cash equivalents were $125.6 as compared to $123.5 at January 31, 2020. Net cash flows provided by operating activities was $7.0 for the three months ended April 30, 2020 as compared to $4.2 in the prior year period, reflecting a $238.1 decrease in net earnings partially offset by the $208.7 goodwill and long-lived asset impairment charge, a $25.0 decrease in accounts receivable ($10.6 increase in the prior year period) and a $1.4 increase in depreciation and amortization. Cash used in investing activities consists of capital expenditures of $4.8 and $29.6 for the three months ended April 30, 2020 and 2019, respectively, and $27.9 used for the Tecton and Red Bone acquisitions in the prior year period (none in the current year period). Cash flows used in financing activities reflects $0.3 of common stock repurchased (none in the prior year period).
Capital Spending
Our capital expenditures were $4.8 during the three months ended April 30, 2020 ($29.6 in the prior year period). We expect to incur approximately $8.0 in capital expenditures for the year ending January 31, 2021, based on current industry conditions and our recent significant investments in capital expenditures over the past several years. The nature of our capital expenditures is comprised of a base level of investment required to support our current operations and amounts related to growth and company initiatives. Capital expenditures for growth and company initiatives are discretionary. We continually evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. We expect to fund future capital expenditures from cash on hand and cash flow from operations. We have funds available from our secured $100.0 ABL Facility (under which the amount of availability depends in part on a borrowing base tied to the aggregate amount of our accounts receivable and inventory satisfying specified criteria and our compliance with a minimum fixed charge coverage ratio), none of which was drawn at April 30, 2020.
Our ability to satisfy our liquidity requirements depends on our future operating performance, which is affected by prevailing economic conditions, the level of drilling, completion, intervention and production activity for North American onshore oil and natural gas resources, and financial and business and other factors, many of which are beyond our control. We believe that our cash flows, together with cash on hand, will provide us with the ability to fund our operations and make planned capital expenditures for at least the next 12 months. We have funds available under our ABL Facility (under which the amount of availability depends in part on a borrowing base tied to the aggregate amount of our accounts receivable and inventory satisfying specified criteria and our compliance with a minimum fixed charge coverage ratio).
Financing Arrangements
We entered into a $100.0 ABL Facility on August 10, 2018. The ABL Facility became effective on September 14, 2018, the date of the spin-off, and is scheduled to mature in September 2023. Borrowings under the ABL Facility bear interest at a rate equal to the London Interbank Offered Rate (“LIBOR”) (as defined in the ABL Facility) plus the applicable margin (as defined). Availability under the ABL Facility is tied to a borrowing base formula and the ABL Facility has no maintenance financial covenants as long as we maintain a minimum level of borrowing availability. The ABL Facility is secured by, among other things, a first priority lien on our accounts receivable and inventory and contains customary conditions precedent to borrowing and affirmative and negative covenants, all of which were met as of April 30, 2020. No amounts were outstanding under the ABL Facility as of April 30, 2020. The effective interest rate under the ABL Facility would have been approximately 2.6% on April 30, 2020.
In conjunction with the acquisition of Motley, we issued $250.0 of Notes due 2025 offered pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act.
We believe our cash on hand along with $42.0 of availability under our $100.0 undrawn ABL Facility, provide us with the ability to fund our operations, make planned capital expenditures, repurchase our debt or equity securities, meet our debt service obligations and provide funding for potential future acquisitions. During periods in which our fixed charge coverage ratio as determined under the ABL Facility is not at least 1:1 for the trailing four quarters for which financial statements have been delivered, the amount of availability under the ABL facility will be reduced by the greater of $10.0 or 15% of the borrowing base.
Contractual Obligations
The following chart reflects our contractual obligations and commercial commitments as of April 30, 2020. Commercial commitments include lines of credit, guarantees and other potential cash outflows resulting from a contingent event that requires performance by us or our subsidiaries pursuant to a funding commitment.
	Year Ending January 31,
	Remainder of 2021	2022	2023	2024	2025	Thereafter	Total
Contractual Obligations
Long-term debt and other non-current liabilities	$0.1	$0.2	$0.2	$0.2	$0.3	$252.5	$253.5
Operating leases	21.5	18.9	12.5	10.6	8.7	2.8	75.0
Future interest and fees on outstanding debt(1)	29.2	29.3	29.3	29.1	28.8	28.8	174.5
Total	$50.8	$48.4	$42.0	$39.9	$37.8	$284.1	$503.0
Commercial Commitments
Letters of credit	$2.2	—	—	—	—	—	$2.2

(1)
Interest payments include interest payments due on the Notes based on the stated rate of 11.5%. To the extent we incur interest on the ABL Facility, interest payments would fluctuate based on LIBOR or the prime rate pursuant to the terms of the ABL Facility.

Off-Balance Sheet Arrangements
Lease Arrangements
We finance our use of certain facilities and equipment under committed lease arrangements provided by various institutions. Since the terms of these arrangements meet the accounting definition of operating lease arrangements, the aggregate sum of future minimum lease payments is not reflected on our balance sheets. At April 30, 2020, future minimum lease payments under these arrangements approximated $75.0, of which $25.0 is related to long-term real estate leases.
Indemnities, Commitments and Guarantees
In the normal course of our business, we make certain indemnities, commitments and guarantees under which we may be required to make payments in relation to certain transactions. These indemnities include indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease and indemnities to other parties to certain acquisition agreements. The duration of these indemnities, commitments and guarantees varies and, in certain cases, is indefinite. Many of these indemnities, commitments and guarantees provide for limitations on the maximum potential future payments we could be obligated to make. However, we are unable to estimate the maximum amount of liability related to our indemnities, commitments and guarantees because such liabilities are contingent upon the occurrence of events that are not reasonably determinable. Our management believes that any liability for these indemnities, commitments and guarantees would not be material to our financial statements. Accordingly, no significant amounts have been accrued for indemnities, commitments and guarantees.
We have employment agreements with certain key members of management expiring on various dates. Our employment agreements generally provide for certain protections in the event of a change of control. These protections generally include the payment of severance and related benefits under certain circumstances in the event of a change of control.
Seasonality
Our operations are subject to seasonal factors and our overall financial results reflect seasonal variations. Specifically, we typically have experienced a pause by our customers around the holiday season in the fourth quarter, which may be compounded as our customers exhaust their annual capital spending budgets towards year end. Additionally, our operations are directly affected by weather conditions. During the winter months (first and fourth quarters) and periods of heavy snow, ice or rain, particularly in our Rocky Mountains and Northeast/Mid-Con segments, our customers may delay operations, or we may not be able to operate or move our equipment between locations. Also, during the spring thaw, which normally starts in late March and continues through June, some areas may impose transportation restrictions to prevent damage caused by the spring thaw. Lastly, throughout the year, heavy rains adversely affect activity levels, as well locations and dirt access roads can become impassible in wet conditions. Weather conditions also affect the demand for, and prices of, oil and natural gas and, as a result, demand for our services. Demand for oil and natural gas is typically higher in the first and fourth quarters, resulting in higher prices in these quarters.
Backlog
We operate under master service agreements (“MSAs”) with our E&P customers, which set forth the terms and conditions for the provision of services and related tools and equipment. Completion services are typically based on a day rate with rates based on the type of equipment and competitive conditions. As a result, we do not record backlog.
Effect of Inflation
Inflation has not had and is not expected to have a significant effect on our operations.
Critical Accounting Policies
Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our 2019 Form 10-K. There have been no changes to our critical accounting policies since January 31, 2020.
The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. We believe that most of these accounting policies reflect our more significant estimates and assumptions used in preparation of our financial statements.
Recent Accounting Pronouncements
See Note 2 “Recent Accounting Pronouncements” for a discussion of recently issued accounting pronouncements. As an “emerging growth company” under the JOBS Act, we are offered an opportunity to use an extended transition period for the adoption of new or revised financial accounting standards. We operate under the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.
FORWARD-LOOKING STATEMENTS
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information to investors. This Quarterly Report on Form 10-Q (this “Form 10-Q”) includes forward-looking statements that reflect our current expectations and projections about our future results, performance and prospects. Forward-looking statements include all statements that are not historical in nature or are not current facts. We have tried to identify these forward-looking statements by using forward-looking words including “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “might,” “should,” “could,” “will” or the negative of these terms or similar expressions.
These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results, performance and prospects to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that might cause such a difference include those discussed in our filings with the SEC, in particular those discussed under the headings “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2020 and in this Quarterly Report on Form 10-Q, including the following factors:
•
regulation of and dependence upon the energy industry;

•
the cyclical nature of the energy industry;

•
market prices for fuel, oil and natural gas;

•
competitive conditions;

•
legislative or regulatory changes and potential liability under federal and state laws and regulations;

•
decreases in the rate at which oil or natural gas reserves are discovered or developed;

•
the impact of technological advances on the demand for our products and services;

•
delays of customers obtaining permits for their operations;

•
hazards and operational risks that may not be fully covered by insurance;

•
the write-off of a significant portion of intangible assets;

•
the need to obtain additional capital or financing, and the availability and/or cost of obtaining such capital or financing;

•
limitations that our organizational documents, debt instruments and U.S. federal income tax requirements may have on our financial flexibility, our ability to engage in strategic transactions or our ability to declare and pay cash dividends on our common stock;

•
our credit profile;

•
changes in supply and demand of equipment;

•
oilfield anti-indemnity provisions;

•
severe weather;

•
global or national health pandemics, epidemics or concerns, such as the recent COVID-19 outbreaks;

•
reliance on information technology resources and the inability to implement new technology;

•
increased labor costs or the unavailability of skilled workers;

•
the inability to successfully consummate acquisitions or inability to manage potential growth; and

•
the inability to achieve some or all of the benefits of the spin-off.

On May 3, 2020, we announced that we entered an agreement with QES pursuant to which KLXE and QES will combine in an all-stock merger transaction, upon the satisfaction of certain conditions. Factors related to the Merger that could cause actual results to differ from those projected or contemplated in any such forward-looking statements include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of KLXE or QES for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLXE or QES; (5) the ability of KLXE and QES to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments.
In light of these risks and uncertainties, you are cautioned not to put undue reliance on any forward-looking statements in this Form 10-Q. These statements should be considered only after carefully reading this entire Form 10-Q. Except as required under the federal securities laws and rules and regulations of the SEC, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional risks that we may currently deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this Form 10-Q not to occur.
ITEM 3.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At April 30, 2020 and January 31, 2020, we held no significant derivative instruments.
Interest Rate Risk — We will have interest rate exposure arising from variable interest with respect to our ABL Facility as any borrowings would be impacted by changes in short-term interest rates.
As of April 30, 2020, we maintained a portfolio of cash and securities consisting mainly of taxable, interest-bearing deposits with weighted average maturities of less than three months. If short-term interest rates were to increase or decrease by 10%, we estimate interest income would not materially increase or decrease.
Commodity Price Risk — Our fuel purchases expose us to commodity price risk. Our fuel costs consist primarily of diesel fuel used by our various trucks and other motorized equipment. The prices for fuel are volatile and are impacted by changes in supply and demand, as well as market uncertainty and regional shortages. Historically, we have been able to pass along price increases to our customers, but we may be unable to do so in the future. We generally do not engage in commodity price hedging activities.

ITEM 4.
CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
We carried out an evaluation, under the supervision and with the participation of our management, including our President, Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of April 30, 2020, of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our President, Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of April 30, 2020.
Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended April 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
ITEM 1A.   RISK FACTORS
The following risk factor is related to the proposed Merger of KLXE and QES. In addition to the information set forth in this report, you should carefully consider the risk factors described in Part I, Item IA. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 31, 2020.
Recent declines in crude oil prices to record low levels as a result of the outbreak of the novel strain of coronavirus (“COVID-19”) and a significantly oversupplied crude oil market have negatively impacted and are expected to continue to negatively impact demand for our products and services, which may result in a material negative impact on our results of operations, financial position and liquidity.
The COVID-19 outbreak in the United States and globally, together with the recent significant decline in commodity prices due primarily to the recent actions of OPEC and other oil producing nations (“OPEC+”), have adversely affected, and are expected to continue to adversely affect, both the price of and demand for crude oil and the continuity of our business operations. Oil demand significantly deteriorated as a result of the COVID-19 pandemic and corresponding preventative measures taken around the world to mitigate its spread, including “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19.
In the midst of the ongoing COVID-19 pandemic, OPEC+ were unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. The convergence of the COVID-19 pandemic and the crude oil production increases caused the unprecedented dual impact of global oil demand decline and the risk of a substantial increase in supply. While OPEC+ agreed in April 2020 to cut production, downward pressure on commodity prices has remained and could continue for the foreseeable future.
While the U.S. Department of Homeland Security and various local orders have identified the energy industry as critical to the U.S. infrastructure, generally allowing certain of our and our customers’ operations to continue, our operations, and those of our customers, have been and will likely continue to be disrupted in various ways. The recent decline in commodity prices has and could continue to adversely affect the demand and pricing for our services. Customers who are experiencing significant downstream capacity and near-term storage constraint may be forced or elect to shut-in some or all of their production or delay or discontinue drilling plans, which would result in a further decline in demand for oilfield services. Additionally, demand for our services will likely be significantly affected in the event of a global recession due to the reduction in oil prices and the ongoing effects of COVID-19, with the possibility of numerous bankruptcies of E&P companies during 2020.
Additionally, in an effort to minimize the spread of illness, we and our customers have implemented various worksite restrictions in order to minimize contact among personnel. Certain travel restrictions and flight cancellations have also slowed personnel travel and equipment delivery to certain customer locations.
The COVID-19 pandemic, coupled with the global crude oil supply and demand imbalance and resulting decline in crude oil prices, has significantly impacted the value of our common stock, which may reduce our ability to access capital in the bank and capital markets, which could in the future negatively affect our liquidity. In addition, a recession or long-term market correction resulting from the COVID-19 pandemic could in the future further materially affect the value of our common stock, affect our access to capital and affect our business in the near and long-term. The borrowing base of our ABL Facility is dependent upon our receivables, which may be significantly lower in the future due to reduced activity levels or decreases in pricing for our services. In addition, if our customers experience financial distress due to the current market conditions, they could default on their payments owed to us and create a credit risk on collecting receivables.
The COVID-19 pandemic continues to rapidly evolve. The extent to which COVID-19 and depressed crude oil prices will impact our results, financial position and liquidity will depend on future developments, which are highly uncertain and cannot be predicted.

Risks Relating to the Proposed Merger
Because the exchange ratio is fixed and will not be adjusted in the event of any change in either KLXE’s or QES’s stock price, the value of the Merger consideration is uncertain.
Upon completion of the Merger, each share of QES common stock outstanding immediately prior to the Merger, other than excluded shares, will be converted into and become exchangeable for 0.4844 shares of KLXE common stock. This exchange ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either KLXE common stock or QES common stock. The market prices of KLXE common stock and QES common stock have fluctuated prior to and after the date of the announcement of the Merger and will continue to fluctuate until the date the Merger is consummated, and the market price of KLXE common stock will continue to fluctuate thereafter.
KLXE stockholders will not know, or be able to determine, at the time of our annual meeting of stockholders the market value of the shares of KLXE common stock to be issued as Merger consideration to QES stockholders pursuant to the Merger Agreement compared to the market value of the shares of QES common stock that are being exchanged in the Merger.
Stock price changes may result from a variety of factors, including, among others, changes in our and QES’s respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the Merger will be completed, interest rates, general market, industry and economic conditions, such as oil prices and demand for services in the oilfield services sector, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which we or QES operate, the effects of the coronavirus pandemic (COVID-19) and governmental and business responses to the pandemic, the timing of the Merger and other factors generally affecting the respective prices of KLXE common stock or QES common stock.
Many of these factors are beyond our and QES’s control, and neither we nor QES are permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party.
The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
The Merger is subject to a number of conditions that must be satisfied or waived (to the extent permissible) prior to the completion of the Merger, as specified in the Merger Agreement. These conditions to the completion of the Merger, some of which are beyond the control of us and QES, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or not completed. Additionally, either we or QES may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by November 3, 2020. We will be required to pay to QES a termination fee of $3.0 if the Merger Agreement is terminated: (i) by QES pursuant to a change of recommendation by our Board resulting from either receipt by us of a superior offer or from certain intervening material events; or (ii) by us in order to enter into a definitive agreement with respect to a superior offer. If the Merger Agreement is terminated under certain specified circumstances, we may also be required to pay to QES an expense reimbursement of up to $1.5.
The termination of the Merger Agreement could negatively impact us.
If the Merger is not completed, our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we may experience certain negative effects, including the following:
•
we may experience negative reactions from the financial markets, including negative impacts on our stock price;

•
we may experience negative reactions from our suppliers, customers and employees;

•
we will be required to pay our costs relating to the Merger, such as financial advisory, legal and accounting costs and associated fees and expenses, whether or not the Merger is completed;

•
the Merger Agreement places certain restrictions on the conduct of our business prior to completion of the Merger and such restrictions, the waiver of which is subject to the consent of QES (not to be unreasonably withheld, conditioned or delayed), may prevent us taking certain other specified actions during the pendency of the Merger; and

•
matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by our management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to us.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Merger.
The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, obtaining the approval of our stockholders to the issuance of KLXE common stock in the Merger and the adoption of the Merger Agreement by QES stockholders, approval for listing on Nasdaq of the shares of KLXE common stock issuable in accordance with the Merger Agreement, the absence of governmental restraints or prohibitions preventing the consummation of the Merger, the effectiveness of the registration statement on Form S-4 registering the KLXE common stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings by the SEC with respect thereto. The obligation of each of KLXE and QES to consummate the Merger is also conditioned on, among other things, (i) the accuracy of the representations and warranties as set forth by the each party in the Merger Agreement, (ii) the performance by each party, in all material respects, of its obligations under the Merger Agreement required to be performed at or prior to the effective time of the Merger, (iii) the delivery by each party of a certificate of its chief executive officer or other senior officer certifying that the required conditions have been satisfied and (iv) QES having delivered the required payoff letter for its ABL facility and our having delivered the funds to payoff QES’s ABL facility in accordance with the payoff letter. No assurance can be given that the required stockholder consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Merger could cause us not to realize, or to be delayed in realizing, some or all of the benefits that we expect to achieve if the Merger is successfully completed within its expected time frame.
There are various provisions of the Merger Agreement and related documents that restrict our ability to seek alternative transactions or to terminate the Merger.
The Merger Agreement contains “no shop” provisions that restrict our and QES’s ability to, among other things, solicit or pursue alternative transaction proposals. There are only limited circumstances under which the Merger Agreement would permit our Board or the QES Board of Directors to withhold, withdraw, qualify or modify its recommendation in favor of the Merger. The Merger Agreement also provides that, in certain circumstances, we may owe QES a termination fee of $3.0 if the Merger Agreement is terminated.
We may be the target of securities class action and derivative lawsuits, which could result in substantial costs and may delay or prevent the Merger from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Defending against these claims can result in substantial costs and divert management time and resources, even if the lawsuits are without merit. An adverse judgment could result in monetary damages, which could have a negative impact on our business, results of operations and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, the injunction may delay or prevent the Merger from being completed, which may adversely affect our business, results of operations and financial condition.
Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, we are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to us and our stockholders.
From and after the date of the Merger Agreement and prior to completion of the Merger, the Merger Agreement restricts us from taking specified actions without the consent of QES and requires that the business of our Company and our subsidiaries be conducted in all material respects in the ordinary course of business consistent with past practice. These restrictions may prevent us from making appropriate changes to our business or organizational structure or from pursuing attractive business opportunities that may arise prior to the completion of the Merger, and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in consummation of the Merger or termination of the Merger Agreement.
We may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with us, either of which could have an adverse effect on our business and operations. Third parties may terminate or alter existing contracts or relationships with us or QES.
As a result of the Merger, we may experience impacts on relationships with customers and suppliers that may harm our business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with us or do so on the same or similar contractual terms following the Merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with us, then our business and results of operations may be harmed. Furthermore, we will not have long-term arrangements with many of our significant suppliers. If our suppliers were to seek to terminate or modify an arrangement with us, then we may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
We and QES also have contracts with vendors, landlords, licensors and other business partners that may require us or QES, as applicable, to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, we may suffer a loss of potential future revenue, incur costs and lose rights that may be material to our business. In addition, third parties with whom we or QES currently have relationships may terminate or otherwise reduce the scope of their relationship with us or QES in anticipation of the Merger. Any such disruptions could limit our ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.
We may fail to realize the anticipated benefits of the Merger.
The success of the Merger will depend on, among other things, our ability to combine the KLXE and QES businesses in a manner that realizes anticipated synergies and cost savings and anticipated growth. If we are not able to successfully achieve these objectives, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Merger may not be realized fully or at all or may take longer to realize than expected. A variety of factors may adversely affect our ability to realize the currently expected operating synergies, savings and other benefits of the Merger.
The failure to successfully integrate the businesses and operations of KLXE and QES in the expected time frame may adversely affect our future results.
We and QES have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that our businesses can be integrated successfully. It is possible that the integration process could result in the loss of key KLXE employees or key QES employees, the loss of customers, the disruption of our or QES’s ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated.
Furthermore, the Board and our executive leadership will consist of former directors from each of KLXE and QES and former executive officers from QES. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.
Risks Related to the Proposed Reverse Stock Split
Our proposed reverse stock split may not increase our stock price over the long-term.
We are proposing to our stockholders a reverse stock split. One of the purposes of the proposed reverse stock split is to increase the per-share market price of our common stock in order to comply with the continued listing requirements of Nasdaq. It cannot be assured, however, that the proposed reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of our common stock will proportionally increase the market price of our common stock, it cannot be assured that the proposed reverse stock split will result in any permanent or sustained increase in the market price of our common stock following the effective time of the Merger, which is dependent upon many factors, including our business and financial performance, general market conditions and prospects for future success. Thus, while our stock price might meet the continued listing requirements of Nasdaq, it cannot be assured that it will continue to do so.
The proposed reverse stock split may decrease the liquidity of KLXE’s common stock.
Although the Board believes that the anticipated increase in the market price of our common stock could encourage interest in our common stock and possibly promote greater liquidity for our stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for our common stock.
The proposed reverse stock split may lead to a decrease in our overall market capitalization.
Should the market price of our common stock decline after the proposed reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed reverse stock split. The reverse stock split may be viewed negatively by the market and, consequently, may lead to a decrease in our overall market capitalization. If the per share market price does not increase in proportion to the proposed reverse stock split ratio, then the value of the Company, as measured by its stock market capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of our common stock will remain the same after the proposed reverse stock split is effected, or that the proposed reverse stock split will not have an adverse effect on the stock price of our common stock due to the reduced number of shares outstanding after the proposed reverse stock split.
ITEM 2.   UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
Share Repurchases
($ in Millions, Except Shares and Per Share Data)
The following table presents the total number of shares of our common stock that we repurchased during the three months ended April 30, 2020:
Period	Total number of shares purchased(1)	Average price paid per share(2)	Total number of shares purchased as part of publicly announced plans or programs(3)	Approximate dollar value of shares that may yet be purchased under the plans or programs
February 1, 2020 – February 29, 2020	—	$—	—	$48.9
March 1, 2020 – March 31, 2020	209,789	1.34	209,789	48.6
April 1, 2020 – April 30, 2020	39,862	1.12	—	48.6
Total	249,651		209,789

(1)
Includes shares purchased from employees in connection with the settlement of income tax and related benefit withholding obligations arising from vesting of restricted stock grants under the Company’s Long-Term Incentive Plan.

(2)
The average price paid per share of common stock repurchased under the share repurchase program includes commissions paid to the brokers.

(3)
In August 2019, our board of directors authorized a share repurchase program for the repurchase of outstanding shares of the Company’s common stock having an aggregate purchase price up to $50.

ITEM 6.   EXHIBITS
Exhibit 10 — Material Contracts
10.1	Letter Agreement, dated as of April 27, 2020, between KLX Energy Services Holdings, Inc. and John T. Collins (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-238870) filed with the SEC on June 2, 2020)*
10.2	Separation and Mutual Release, dated as of April 19, 2020, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4 (File No. 333-238870) filed with the SEC on June 2, 2020)*
10.3	Amended and Restated Consulting Agreement, dated of as of April 19, 2020, between Amin J. Khoury and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-4 (File No. 333-238870) filed with the SEC on June 2, 2020)*
10.4	Employment Agreement, dated as of April 19, 2020, between Thomas P. McCaffrey and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4 (File No. 333-238870) filed with the SEC on June 2, 2020)*
10.5	Separation and General Release Agreement, dated as of April 11, 2020, between Gary J. Roberts and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-4 (File No. 333-238870) filed with the SEC on June 2, 2020)*
Exhibit 31 — Rule 13a-14(a)/15d-14(a) Certifications
31.1	Certification of Chief Executive Officer and Chief Financial Officer**
Exhibit 32 — Section 1350 Certifications
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350**
Exhibit 101 — Interactive Data Files
101.INS	XBRL Instance Document**
101.SCH	XBRL Taxonomy Extension Schema Document**
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document**
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document**
101.LAB	XBRL Taxonomy Extension Label Linkbase Document**
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document**

*
Management contract or compensatory plan.

**
Filed herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
KLX ENERGY SERVICES HOLDINGS, INC.
Date: June 5, 2020	By:	/s/ Thomas P. McCaffrey Thomas P. McCaffrey President, Chief Executive Officer and Chief Financial Officer
/s/ Heather Floyd Heather Floyd Vice President — Finance, Corporate Controller and Chief Accounting Officer

ANNEX P — QES ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to
Commission File Number: 001-38383

Quintana Energy Services Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	82-1221944 (I.R.S. Employer Identification No.)
1415 Louisiana Street, Suite 2900
Houston, TX 77002
(832) 518-4094
(Address, including zip code, and telephone number, including area code, of principal executive offices of registrant)
Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	QES	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐ No ☒
Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒
The aggregate market value of the Registrant’s Common Stock held by non-affiliates of the Registrant on the last business day of the Registrant’s most recently completed second fiscal quarter (based on the closing sales price on the New York Stock Exchange on June 30, 2019) was $12.4 million.
The number of shares of the registrant’s common stock, par value $0.01 per share, outstanding at February 28, 2020, was 33,809,640.
DOCUMENTS INCORPORATED BY REFERENCE:
Portions of the Registrant’s proxy statement for its annual meeting of stockholders to be held on May 12, 2020, which proxy statement will be filed with the Securities Exchange Commission within 120 days of December 31, 2019, are incorporated by reference in Part III.

QUINTANA ENERGY SERVICES INC.
FORM 10-K

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report on Form 10-K for the year ended December 31, 2019 (this “Annual Report”) contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. All statements, other than statements of historical fact included in this Annual Report, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this Annual Report. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events.
Forward-looking statements may include statements about:
•
our business strategy;

•
our operating cash flows, the availability of capital and our liquidity;

•
our future revenue, income and operating performance;

•
uncertainty regarding our future operating results;

•
our ability to sustain and improve our utilization, revenue and margins;

•
our ability to maintain acceptable pricing for our services;

•
our future capital expenditures;

•
our ability to finance equipment, working capital and capital expenditures;

•
competition and government regulations;

•
our ability to obtain permits and governmental approvals;

•
pending legal or environmental matters;

•
loss or corruption of our information in a cyberattack on our computer systems;

•
the supply and demand for oil and natural gas;

•
our customers’ ability to obtain capital or financing needed for oil and natural gas exploration and production (“E&P”) operations;

•
business acquisitions;

•
general economic conditions;

•
credit markets;

•
the occurrence of a significant event or adverse claim in excess of the insurance we maintain;

•
seasonal and adverse weather conditions that can affect oil and natural gas operations;

•
our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements; and

•
plans, objectives, expectations and intentions contained in this Annual Report that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and beyond our control. These risks include, but are not limited to, a decline in demand for our services, the cyclical nature and volatility of the oil and natural gas industry, a decline in, or substantial volatility of, crude oil and natural gas commodity prices, environmental risks, regulatory changes, the inability to comply with the financial and other covenants and metrics in our ABL Facility (as defined below), our cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” in this Annual Report. For more information on our ABL Facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Credit Facility.”

Should one or more of the risks or uncertainties described in this Annual Report or any other risks or uncertainties of which we are currently unaware occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
All forward-looking statements, expressed or implied, included in this Annual Report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Annual Report.
GLOSSARY OF SELECTED TERMS
Basin.   A large geography of oil and gas deposits generally understood in the industry.
Bbl.   Stock tank barrel, or 42 U.S. gallons liquid volume, used in this Annual Report in reference to crude oil or other liquid hydrocarbons.
British thermal unit.   The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.
Cementing.   To prepare and pump cement into place in a wellbore.
Completion.   The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.
Crude oil.   Liquid hydrocarbons retrieved from geological structures underground to be refined into fuel sources.
Directional drilling.   The intentional deviation of a wellbore from the path it would naturally take. This is accomplished through the use of whipstocks, bottomhole assembly (“BHA”) configurations, instruments to measure the path of the wellbore in three-dimensional space, data links to communicate measurements taken downhole to the surface, mud motors and special BHA components and drill bits, including rotary steerable systems, and drill bits. The directional driller also exploits drilling parameters such as weight on bit and rotary speed to deflect the bit away from the axis of the existing wellbore. In some cases, such as drilling steeply dipping formations or unpredictable deviation in conventional drilling operations, directional-drilling techniques may be employed to ensure that the hole is drilled vertically. While many techniques can accomplish this, the general concept is simple: point the bit in the direction that one wants to drill. The most common way is through the use of a bend near the bit in a downhole steerable mud motor. The bend points the bit in a direction different from the axis of the wellbore when the entire drillstring is not rotating. By pumping mud through the mud motor, the bit turns while the drillstring does not rotate, allowing the bit to drill in the direction it points. When a particular wellbore direction is achieved, that direction may be maintained by rotating the entire drillstring (including the bent section) so that the bit does not drill in a single direction off the wellbore axis, but instead sweeps around and its net direction coincides with the existing wellbore. Rotary steerable tools allow steering while rotating, usually with higher rates of penetration and ultimately smoother boreholes.
Drillstring.   The combination of the drillpipe, the BHA and any other tools used to make the drill bit turn at the bottom of the wellbore.
EM.   Electromagnetic navigational systems used in directional drilling.
E&P.   Exploration and production of oil and natural gas.
Field.   An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.
HHP.   Hydraulic horsepower.

Horizontal drilling.   A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at approximately a right angle with a specified interval.
Horizontal wells.   Wells drilled directionally horizontal to allow for development of structures not reachable through traditional vertical drilling mechanisms.
Hydraulic fracturing.   A stimulation treatment routinely performed on oil and natural gas wells in low permeability reservoirs. Specially engineered fluids are pumped at high pressure and rate into the reservoir interval to be treated, causing fractures to be opened. The wings of the fracture extend away from the wellbore in opposing directions according to the natural stresses within the formation. Proppant, such as grains of sand of a particular size, is mixed with the treatment fluid to keep the fracture open when the treatment is complete. Hydraulic fracturing creates high-conductivity communication with a large area of formation and bypasses any damage that may exist in the near-wellbore area.
Hydrocarbon.   A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.
Large Diameter.   A coiled tubing unit or coil tubing with a capacity for 2.38 inch or larger diameter coiled tubing string.
Mcf.   Thousand cubic feet of natural gas.
MMBtu.   Million British thermal units.
MWD.   Measurement-while-drilling.
Mud motors.   A positive displacement drilling motor that uses hydraulic horsepower of the drilling fluid to drive the drill bit. Mud motors are used extensively in directional drilling operations.
Proppant.   Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.
Reserves.   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to the market and all permits and financing required to implement the project. Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).
Reservoir.   A porous and permeable underground formation containing a natural accumulation of producible natural gas and/or oil that is confined by impermeable rock or water barriers and is separate from other reservoirs.
Resource play.   A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.
Shale.   A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.
Unconventional resource.   An umbrella term for oil and natural gas that is produced by means that do not meet the criteria for conventional production. What has qualified as “unconventional” at any particular time is a complex function of resource characteristics, the available E&P technologies, the economic environment, and the scale, frequency and duration of production from the resource. Perceptions of these factors inevitably change over time and often differ among users of the term. At present, the term is used in reference to oil and gas resources whose porosity, permeability, fluid trapping mechanism or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, fractured reservoirs and tight gas sands are considered unconventional resources.
Wellbore.   The physical conduit from surface into the hydrocarbon reservoir.
Wireline.   A general term used to describe well-intervention operations conducted using single-strand or multi-strand wire or cable for intervention in oil or gas wells. Although applied inconsistently, the term commonly is used in association with electric logging and cables incorporating electrical conductors.
Workover.   The process of performing major maintenance or remedial treatments on an oil or gas well. In many cases, workover implies the removal and replacement of the production tubing string after the well has been killed and a workover rig has been placed on location. Through-tubing workover operations, using coiled tubing, snubbing or slickline equipment, are routinely conducted to complete treatments or well service activities that avoid a full workover where the tubing is removed. This operation saves considerable time and expense.
WTI.   West Texas Intermediate Spot Oil Price.
Item 1.   Business
Overview
Quintana Energy Services Inc. (either individually or together with its subsidiaries, as the context requires, the “Company,” “QES,” “we,” “us,” and “our”) is a Delaware corporation that was incorporated on April 13, 2017. Our accounting predecessor, Quintana Energy Services LP (“QES LP” and “Predecessor”), was formed as a Delaware partnership on November 3, 2014. In connection with our initial public offering (the “IPO”) which closed on February 13, 2018, the existing investors in QES LP and QES Holdco LLC contributed all of their direct and indirect equity interests to QES in exchange for shares of common stock in QES, and we became the holding company for the reorganized QES LP and its subsidiaries.
We are a growth-oriented provider of diversified oilfield services to leading onshore oil and natural gas E&P companies operating in conventional and unconventional plays in all of the active major basins throughout the United States. We classify the services we provide into four reportable segments: (1) Directional Drilling, (2) Pressure Pumping, (3) Pressure Control and (4) Wireline.
Our Directional Drilling segment enables efficient drilling and guidance of the horizontal section of a wellbore using our technologically-advanced fleet of downhole motors and 115 MWD kits. Our pressure pumping services include hydraulic fracturing, cementing and acidizing services, and such services are supported by a high-quality pressure pumping fleet of approximately 253,150 HHP as of December 31, 2019. Our primary pressure pumping focus is on large hydraulic fracturing jobs. Our pressure control services include various forms of well control, completions and workover applications through our 24 coiled tubing units (10 of which are Large Diameter units), 36 rig-assisted snubbing units and ancillary equipment. As of December 31, 2019, our wireline services included 33 wireline units providing a full range of pump-down services in support of unconventional completions, and cased-hole wireline services enabling reservoir characterization.
Our operations are diversified by our broad customer base and expansive geographical reach. We currently operate throughout all active major onshore oil and gas basins in the United States and we served approximately 1,100 customers in the year ended December 31, 2019. We have cultivated and maintain strong relationships with our E&P company customers, including leading companies such as EOG Resources, XTO Energy, ConocoPhillips, Devon Energy, Parsley Energy, Pioneer Natural Resources, Matador Resources, and ConocoPhillips.
Our core businesses depend on our customers’ willingness to make expenditures to explore for, produce and develop oil and natural gas in the United States. Industry conditions are influenced by numerous factors, such as the supply of and demand for oil and natural gas, domestic and worldwide economic conditions, political stability in oil producing countries, merger and divestiture activity among oil and gas producers and changes in oil and natural gas prices. The volatility of the oil and natural gas industry and the corresponding impact on E&P activity could adversely impact the level of drilling, completion and workover activity by some of our customers. This volatility affects the demand for and the price of our services.
We derive a majority of our revenues from services supporting oil and natural gas operations. As oil and natural gas prices fluctuate significantly, demand for our services correspondingly changes as our customers must balance expenditures for drilling and completion services against their available cash flow.
Shortly following the drop in WTI prices in the fourth quarter of 2018, the Baker Hughes Incorporated (“Baker Hughes”) lower 48 U.S. states land rig count fell by 7.1% during the first quarter of 2019. For the year ended 2019 rig count dropped a total of 277 rigs from 1052 rigs to 775 rigs, or a 26.3% decrease, compared to the prior year ended December 31, 2018. As of March 2, 2020, WTI closed at $46.75 per Bbl and the lower 48 U.S. land rig count decreased, 17 rigs, or 2.2%, to 758 rigs since December 31, 2019 further extending a trend of declining rig count from a high point of 1052 rigs in early 2019.
Crude oil prices increased 13.0% sequentially during the fourth quarter of 2019. WTI increased $15.99, or 35.4%, to $61.14 per Bbl on December 31, 2019, compared to the closing price on December 28, 2018 of $45.15 per Bbl. The rise in crude oil prices had a moderately positive impact on our fourth quarter 2019 consolidated results of operations, particularly those tied to activity in the U.S. shale play regions. Prices have continued to be volatile during the first quarter of 2020, ranging from $63.27 per Bbl to $44.76 per Bbl. If the current pricing environment for crude oil does not continue to improve, or returns to the pricing trends seen during the end of 2018, our customers may be required to further reduce their capital expenditures, causing additional declines in the demand for, and prices of, our products and services, which would adversely affect our future results of operations, cash flows and financial position.
The volatility in crude oil prices during 2019 had an overall negative impact on our consolidated results of operations for 2019. We experienced decreases in demand for our pressure pumping and wireline services in particular. Due to the decrease in pressure pumping demand, we deactivated three of our pressure pumping hydraulic fracturing fleets during 2019, one in January 2019, one in March 2019 and another fleet in October 2019. As of March 1, 2020, we have redeployed the second fleet in response to customer demand.
These decreases in demand in pressure pumping and wireline services were partially offset by increases in demand for our directional drilling services compared to the same period last year. From the fourth quarter of 2018 through the fourth quarter of 2019, our Directional Drilling business segment increased the monthly average number of days we provided services to rigs and earned revenues during the period, including days that standby revenues were earned (“rig days”) by 6.2%, while improving our day rates by 16.0% compared to the comparable period in 2018.
We have worked to optimize our cost structure and increase efficiency to better serve our customers. As part of these cost control initiatives, we closed unprofitable locations serving non-key regions, renegotiated supplier contracts and certain equipment leases to improve profitability and reduced general and administrative expenses. Given the decrease in customer activity, we moved quickly in the fourth quarter of 2019 to streamline our internal processes and initiate cost reductions, including personnel reductions in an effort to adjust our cost structure to improve our financial performance going forward and improve operational efficiencies and customer focus.
Our Services
We classify the services we provide into four reportable segments: (1) Directional Drilling, (2) Pressure Pumping, (3) Pressure Control and (4) Wireline. We describe each of these segments below.
Directional Drilling
Our Directional Drilling segment is comprised of directional drilling services, downhole navigational and rental tools businesses and support services, including well planning and site supervision, which assists customers in the drilling and placement of complex directional and horizontal wellbores. This segment utilizes its fleet of in-house positive pulse measurement-while-drilling navigational tools, mud motors and ancillary downhole tools, as well as electromagnetic navigational systems. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. We provide directional drilling and associated services to E&P companies in many of the most active areas of onshore oil and natural gas development in the United States, including the Permian Basin, Eagle Ford Shale, Mid-Continent region, Marcellus/Utica Shale and DJ/Powder River Basin.
Our Directional Drilling segment provides the highly technical and essential services of guiding horizontal and directional drilling operations for E&P companies. We offer premium drilling services including directional drilling, horizontal drilling, under balanced drilling, MWD and logging tools. Our package also offers various technologies, including our positive pulse MWD navigational tool fleet, Q-Series Mud Motors and ancillary downhole tools, as well as EM navigational systems. We also provide a suite of integrated and related services, including rotational gamma, pressure-while-drilling, continuous inclination and continuous azimuth.
Although we do not typically enter into long-term contracts for our services in this segment, we have long standing relationships with our customers in this segment and believe they will continue to utilize our services. As of the year ended December 31, 2019, 85.7% of our directional drilling activity was tied to “follow-me rigs,” which involve non-contractual, generally recurring services as our Directional Drilling team members follow a drilling rig from well-to-well or pad-to-pad for multiple wells or pads, and in some cases, multiple years. With increasing use of pad drilling we have increased the number of “follow me rigs” from approximately 32 in January of 2016 to 56 as of December 31, 2019. We intend to continue to re-deploy additional MWD kits into 2020, as market conditions warrant.
Our Directional Drilling segment accounted for approximately 47.1%, 31.9% and 33.2% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Pressure Pumping
We supply pressure pumping services that include hydraulic fracturing stimulation services, cementing services and acidizing services. In particular, we focus on fracturing, cementing and acidizing services in the Permian Basin, Mid-Continent region and the DJ/Powder River Basin. These pressure pumping and stimulation services are primarily used in the completion, production and maintenance of oil and gas wells. We provide these services to large public E&P operators as well as independent oil and gas producers.
We focus on providing services for larger hydraulic fracturing jobs, but have the capability to provide a customized range of hydraulic fracturing services to meet the particular needs of our customers. We believe our technical capabilities, depth of talent and operational flexibility allow us to provide superior service quality to our customers. Additionally, we are well suited as a result of our basin-specific experience which we believe allows us to be responsive to our customers’ needs, increasing the utilization of our assets and strengthening our existing customer relationships.
As of December 31, 2019, our pressure pumping services had the capacity to provide 253,150 HHP, of which 241,500 HHP was dedicated to hydraulic fracturing, 5,350 HHP was dedicated to cementing and 6,300 HHP was dedicated to acidizing and other. As of December 31, 2019, we had 54,750 total hydraulic fracturing HHP deployed in the Mid-Continent region, 54,500 total hydraulic HHP deployed in the Permian Basin, 17,400 total hydraulic HHP deployed in the Rockies. Due to the decrease in pressure pumping demand, we deactivated three of our pressure pumping hydraulic fracturing fleets during 2019, one in January 2019, one in March 2019 and another in October 2019. As a result, as of December 2019, 110,300 total hydraulic HHP was not deployed.
Of our total deployed HHP dedicated to hydraulic fracturing, approximately 86.25% is dedicated to unconventional fracturing services in the Mid-Continent region and Permian Basin and 13.75% is dedicated to unconventional and conventional fracturing services in the Rockies. We have successfully grown our pressure pumping services through organic growth and acquisitions. From January 1, 2007 to December 31, 2019, we increased from 15,500 HHP to 253,150 HHP.
In addition, we also have 13,250 tons of flat sand storage in Enid, Oklahoma in our facility located on the BNSF Railway, which provides access to the materials needed to ensure consistently reliable operations.

Our Pressure Pumping segment accounted for approximately 18.6%, 35.4% and 35.0% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Pressure Control
We supply pressure control services that include supplying a wide variety of equipment, services and expertise in support of completion and workover operations throughout the United States. Its capabilities include coiled tubing, snubbing, fluid pumping, nitrogen, well control and other pressure control related services. Our pressure control equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations. We provide pressure control services primarily in the Permian Basin, Eagle Ford Shale, Mid-Continent region, DJ/Powder River Basin, Haynesville Shale and East Texas Basin.
Our coiled tubing units are used in the provision of unconventional completion services or in support of well-servicing and workover applications. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other pressure control or well-servicing applications. We also offer highly-technical and specialized well control services, which are typically required in response to emergencies at the well site, requiring a variety of solutions including freezing, hot tapping and gate valve drilling services, as well as critical well control and containment operations. Our team is comprised of oilfield services veterans with extensive domestic and international experience in well control operations.
As of December 31, 2019, we provided pressure control services through our fleet of 24 coiled tubing units (10 of which are Large Diameter units, allowing us to service extended reach laterals), 36 rig-assisted snubbing units and 24 nitrogen pumping units.
Our Pressure Control segment accounted for approximately 22.0%, 20.3% and 20.5% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Wireline
We provide new well wireline conveyed tight-shale reservoir perforating services across many of the major U.S. shale basins and also offers a range of services such as cased-hole investigation and production logging services, conventional wireline, mechanical services and pipe recovery services. These services are offered in both new well completions and for remedial work. The majority of the revenues generated by our wireline services are derived from the Permian Basin, Eagle Ford Shale, Mid-Continent region, Haynesville Shale and East Texas Basin as well as in industrial and petrochemical facilities.
As of December 31, 2019, we operated 33 wireline units of which 21 are suited for unconventional activity, and operated from seven facilities throughout the Permian Basin, Eagle Ford Shale, Mid-Continent, South Texas and Gulf Coast regions. Of the 21 wireline units suited for unconventional activity, 5 units are crewed and the remaining 16 are available to deploy as conditions warrant. We offer our wireline services in most markets in which we provide pressure pumping services. From January 2017 to December 31, 2019, we completed approximately 28,174 stages in the United States with an overall run efficiency of approximately 98.3%.
Our Wireline segment accounted for approximately 12.3%, 12.4% and 11.4% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Geographic Areas of Operation
Our Directional Drilling segment operates in the Permian Basin, Eagle Ford Shale, Mid-Continent region, Marcellus/Utica Shale and DJ/Powder River Basin. Our Completion and Production segment operates in different geographical areas across the United States. We provide pressure pumping services in the Permian and Mid-Continent region where we have a leading market position, as well as the Rocky Mountain region (including the Williston Basin). We provide pressure control services in the Mid-Continent region, Eagle Ford Shale, Permian Basin, DJ/Powder River Basin, Haynesville Shale, Fayetteville Shale

and Williston Basin (including the Bakken Shale), providing access across the continental United States. Lastly, we provide wireline services throughout the Permian Basin, Eagle Ford Shale, Mid-Continent region, Gulf Coast region and East Texas/Haynesville Shale. These expansive operating areas provide us with access to a number of nearby unconventional crude oil and natural gas basins, both with existing customers expanding their production footprint and third parties acquiring new acreage. Our proximity to existing and prospective customer activities allows us to anticipate or respond quickly to such customers’ needs and efficiently deploy our assets.
We believe that our strategic geographic positioning will benefit us as activity increases in our core operating areas. Our broad geographic footprint provides us with exposure to the ongoing recovery in drilling and completion activity and will allow us to opportunistically pursue new business in basins with the most active drilling environments.
Seasonality
Our operations are located in different regions of the United States. Some of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Weather conditions also affect the demand for, and prices of, oil and natural gas and, as a result, demand for our services.
Marketing and Customers
We operate in a highly competitive industry. Our competition includes many large and small oilfield service companies. As such, we price our services to remain competitive in the markets in which we operate by adjusting our rates to reflect current market conditions as necessary. We examine the rate of utilization of our equipment as a measure of our ability to compete in the current market environment.
We have also established over time a diverse and balanced mix of customers, including large, midsize and small E&P companies. We served approximately 1,100 customers in 2019. For the year ended December 31, 2019 and 2018, EOG Resources represented approximately 10.1% and 11.9% of the Company’s consolidated revenues, respectively. For the year ended December 31, 2017, no customer individually accounted for more than 10.3% of our consolidated revenues. The loss of a material customer could have an adverse effect on our business until the equipment is redeployed at similar utilization and pricing levels.
Competition
The markets in which we operate are highly competitive. To be successful, a company must provide services that meet the specific needs of oil and natural gas E&P companies and drilling services contractors at competitive prices. We provide our services across the United States and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including some of the largest integrated oilfield services companies.
Our major competitors for our Drilling segment include Schlumberger, Baker Hughes, Halliburton, Phoenix Technology Services, ProDirectional, Scientific Drilling International, LEAM Drilling Systems and Nabors Industries. Our major competitors for our Pressure Pumping, Pressure Control and Wireline segments include Halliburton, Schlumberger, RPC, NexTier, Liberty, Basic Energy Services, Nine Energy Services, Superior Energy Services, Key Energy Services, Forbes Energy Services, STEP Energy Services and KLX Energy Services.
We believe that the principal competitive factors in the market areas that we serve are quality of service, reputation for safety and technical proficiency, availability and price. While we must be competitive in our pricing, we believe our customers select our services based on the local leadership and basin-expertise that our field management and operating personnel use to deliver quality services.
Suppliers
We have dedicated supply chain teams that manage sourcing and logistics to ensure flexibility and continuity of our supply chain in a cost effective manner across our geographic areas of operation. We have fostered long-term relationships with numerous industry leading suppliers of proppant, chemicals, coil tubing and select directional drilling, pressure pumping, pressure control and wireline equipment.
We purchase a wide variety of raw materials, parts and components that are manufactured and supplied for our operations. We are not dependent on any single source of supply for those parts, supplies or materials. To date, we have generally been able to obtain the equipment, parts and supplies necessary to support our operations on a timely basis. While we believe that we will be able to make satisfactory alternative arrangements in the event of any interruption in the supply of these materials and/or products by one of our suppliers, we may not always be able to do so. In addition, certain materials for which we do not currently have long-term supply agreements could experience shortages and significant price increases in the future. As a result, we may be unable to mitigate any future supply shortages and our results of operations, prospects and financial condition could be adversely affected.
Intellectual Property
We have pending applications and registered trademarks for various names under which our entities conduct business or provide services. Except for the foregoing, we do not own or license any patents, trademarks or other intellectual property that we believe to be material to the success of our business. In addition, we rely to a great extent on the technical expertise and know-how of our personnel to maintain our competitive position, and we take commercially reasonable measures to protect trade secrets and other confidential and/or proprietary information relating to the technologies we develop.
Risk Management and Insurance
Our operations are subject to hazards inherent in the oilfield services industry, such as accidents, blowouts, explosions, fires and spills and releases that can cause:
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personal injury or loss of life;

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damage or destruction of property, equipment, natural resources and the environment; and

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suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the oilfield services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.
Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.
Despite our efforts to maintain safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs, insurability and our relationships with customers, employees, regulatory agencies and other parties.
Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.
Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. Further, insurance rates have in the past been subject to wide fluctuations and changes in coverage could result in less coverage, increases in cost or higher deductibles and retentions. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on our financial condition and results of operations.
Employees
As of December 31, 2019, we had approximately 1,100 full time employees and our overall personnel count decreased approximately 32.4% from the year ended December 31, 2018. None of our employees are represented by labor unions or covered by any collective bargaining agreements. We also hire independent contractors and consultants as needed.
Safety and Remediation Program
In the oilfield services industry, an important competitive factor in establishing and maintaining long term E&P customer relationships is having an experienced and skilled workforce. Many of our large customers place an emphasis not only on pricing, but also on safety records and the quality management systems of contractors. We believe these factors will gain further importance in the future. We have dedicated safety personnel and training facilities for each of our two reporting segments. We have committed resources toward employee safety and quality management training programs. Our field employees are required to complete both technical field operations skills and safety training programs.
As part of our safety procedures, we also have the capability to shut down our pressure pumping and fracturing operations both at the lines and in our data van. In addition, we maintain fire suppression systems and spill kits on location for containment of pollutants that may be spilled in the process of providing our hydraulic fracturing services. The spill kits are generally comprised of pads and booms for absorption and containment of spills, as well as soda ash for neutralizing acid. Fire extinguishers are also in place on job sites at each pump.
We have used third-party contractors to provide remediation and spill response services when necessary to address spills that travel beyond our containment capabilities. Historically, these prior spills have not had a material adverse effect on our hydraulic fracturing services; however, we can make no assurances that prior spills or any future spills will not have a material adverse effect on our financial condition or results of operations in the future. To the extent our hydraulic fracturing or other oilfield services operations result in a future spill or release, we will engage the services of a remediation company or an alternative company, as necessary, to assist us with clean-up and remediation.
Government Regulations and Environmental, Health and Safety Matters
We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the storage and transportation of explosives, the protection of human health and the environment and standards of operation. Regulations concerning equipment certification create an ongoing need for regular maintenance that is incorporated into our daily operating procedures. Moreover, the oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation and regulatory initiatives.
Transportation Matters
In connection with our transportation and relocation of our oilfield service equipment and shipment of hydraulic fracturing sand, we operate trucks and other heavy equipment. As such, we operate as a commercial motor carrier in providing certain of our services and therefore are subject to regulation by the U.S. Department of Transportation (“DOT”) and analogous state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety, driver licensing and insurance requirements, financial reporting and review of certain mergers, consolidations and acquisitions and hazardous materials labeling, placarding and marking. There are additional regulations specifically related to the trucking industry, including testing and specification of equipment and product handling requirements. In addition, our trucking operations are subject to possible regulatory and legislative changes that may increase our costs by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive or work in any specific period, onboard electronic logging device (“ELD”) requirements or limits on vehicle emissions, weight and size.
Interstate motor carrier operations are subject to safety requirements prescribed by the DOT. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations but may be more stringent. Such matters as weight and dimension of equipment are also subject to federal and state regulations.
Finally, from time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of contracted drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us would be enacted.
Environmental Matters and Regulation
General.   Our operations and the operations of our oil and natural gas E&P customers are subject to stringent federal, tribal, regional, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous federal, state and local governmental agencies, such as the U.S. Environmental Protection Agency (“EPA”) and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may require the acquisition of a permit before conducting regulated activities, restrict the types, quantities and concentrations of various substances that may be released into the environment, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically sensitive and other protected areas, require action to prevent or remediate pollution from current or former operations, result in the suspension or revocation of necessary permits, licenses and authorizations, require that additional pollution controls be installed and impose substantial liabilities for pollution resulting from our operations or relating to our owned or operated facilities. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of restrictions, delays or cancellations in the permitting or performance of projects; and the issuance of orders enjoining performance of some or all of our operations in a particular area.
Over time, the trend in environmental regulation is typically to place more restrictions and limitations on activities that may adversely affect the environment, and thus any new laws and regulations, amendment of existing laws and regulations, reinterpretation of legal requirements or increased governmental enforcement that result in more stringent and costly completion activities, or waste handling, storage transport, disposal or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our E&P customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for personal injury to persons and damage to properties or natural resources. Historically, our environmental compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance will not have a material adverse effect on our business, financial condition and results of operation. Additionally, our customers may also incur increased costs or delays, restrictions or cancellations in permitting, operating or expansion activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.
The following is a summary of the more significant existing environmental laws, as amended from time to time, to which our business is subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.
Waste Handling.   The federal Resource Conservation and Recovery Act (“RCRA”), and comparable state statutes, regulate the generation, treatment, storage, transportation, disposal and clean-up of hazardous and nonhazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own requirements, which may be more stringent. In the course of our operations, we generate some amounts of ordinary industrial wastes that may be regulated as hazardous wastes. Additionally, drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of oil or natural gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA and, instead, are regulated under RCRA’s less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, in response to a federal consent decree issued in 2016, the EPA was required during 2019 to determine whether certain Subtitle D criteria regulations required revision in a manner that could result in oil and natural gas wastes being regulated as RCRA hazardous wastes. In April 2019, the EPA made a determination that such revision of the regulations was unnecessary. Any future loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our, as well as the oil and natural gas E&P industry’s, costs to manage and dispose of generated wastes, which could have a material adverse effect on the industry as well as on our business.
Remediation of Hazardous Substances.   The federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), also known as the “Superfund” law, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on classes of persons that are considered to have contributed to the release of a hazardous substance into the environment. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, these persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property or natural resources damage allegedly caused by the hazardous substances released into the environment. We currently own, lease or operate upon numerous properties and facilities that for many years have been used for industrial activities, including oil and natural gas-related operations. Hazardous substances, wastes or hydrocarbons may have been released on or under the properties owned, leased or operated upon by us, or on or under other locations where such substances have been taken for recycling or disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes or hydrocarbons, were not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes and remediate contaminated property (including groundwater contamination), including instances where the prior owner or operator caused the contamination, or perform remedial activities to prevent future contamination.
Handling of and Exposure to Radioactive Materials.   In the course of our operations, some of our equipment may be exposed to naturally occurring radioactive materials (“NORM”) associated with oil and natural gas deposits and, accordingly may result in the generation of wastes and other materials containing NORM. Any NORM exhibiting levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping and work area affected by NORM may be subject to remediation or restoration requirements. Because certain of the properties presently or previously owned, operated or occupied by us may have been used for oil and natural gas production operations, it is possible that we may incur costs or liabilities associated with NORM.
In addition, some of our operations utilize equipment that contains sealed, low-grade radioactive sources. Our activities involving the use of radioactive materials are regulated by the U.S. Nuclear Regulatory Commission (“NRC”) and also by state regulatory agencies under agreement with the NRC. Standards implemented by these regulatory agencies require us to obtain licenses or other approvals for the use of such radioactive materials. These regulatory agencies have adopted regulations implementing and enforcing these laws, for which compliance is often costly and difficult.
Water Discharges and Discharges into Belowground Formations.   The Federal Water Pollution Control Act (the “Clean Water Act”) and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the Clean Water Act require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the Clean Water Act and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. The Clean Water Act also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. The Clean Water Act and analogous state laws also may impose substantial civil and criminal penalties for non-compliance including spills and other non-authorized discharges. In 2015, the EPA and the U.S. Army Corps of Engineers (“Corps”) under the Obama Administration published a final rule outlining federal jurisdictional reach over waters of the United States, including wetlands. In 2017, the EPA and the Corps under the Trump Administration agreed to reconsider the 2015 rule and, thereafter, on October 22, 2019, the agencies published a final rule made effective on December 23, 2019, rescinding the 2015 rule. On January 23, 2020, the two agencies issued a final rule re-defining the Clean Water Act’s jurisdiction over waters of the United States, which redefinition is narrower than found in the 2015 rule. Upon being published in the Federal Register and the passage of 60 days thereafter, the January 23, 2020 final rule will become effective, at which point the United States will be covered under a single regulatory scheme as it relates to federal jurisdictional reach over waters of the United States. However, there remains the expectation that the January 23, 2020 final rule also will be legally challenged in federal district court. To the extent that any challenge to the January 23, 2020 final rule is successful and the 2015 rule or a revised rule expands the scope of the Clean Water Act’s jurisdiction in areas where we or our oil and natural gas E&P customers conduct operations, we or our customers could incur increased costs and our customers could incur delays or cancellations in permitting or projects, which could reduce demand for our services.
The Oil Pollution Act of 1990 (“OPA”) amends the Clean Water Act and sets minimum standards for prevention, containment and cleanup of oil spills. The OPA applies to vessels, offshore facilities and onshore facilities, including E&P facilities that may affect waters of the United States. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst case discharge of oil into waters of the United States.
We believe that our oil and natural gas E&P customers dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas producing operations in accordance with permits issued by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events near underground disposal wells used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or may have been, the likely cause of induced seismicity. In 2016, the United States Geological Survey identified six states with more significant rates of induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. Since that time, the United States Geological Survey indicates that these rates have decreased in these states, although concern continues to exist over quakes arising from induced seismic activities. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Texas and Oklahoma have issued rules for wastewater disposal wells that imposed certain permitting restrictions, operating restrictions and/or reporting requirements on disposal wells in proximity to faults. States may, from time to time, develop and implement plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. In Oklahoma, the Oklahoma Corporation Commission’s (“OCC”) Oil and Gas Conservation Division and the Oklahoma Geological Survey released well completion seismicity guidance in late 2016, which requires operators to take certain prescriptive actions, including an operator’s planned mitigation practices, following certain unusual seismic activity within 1.25 miles of hydraulic fracturing operations. In recent years, the OCC’s Oil and Gas Conservation Division has issued orders limiting future increases in the volume of oil and natural gas wastewater injected belowground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state. Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal.
These developments could result in additional regulation and restrictions on the use of injection wells by our customers to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used to dispose of customer wastewater to shut down disposal wells, which developments could adversely affect our customers’ business and result in a corresponding decrease in the need for our services, which would could have a material adverse effect on our business, financial condition and results of operations.
Air Emissions.   Certain of our operations also result in emissions of regulated air pollutants. The federal Clean Air Act (the “CAA”) and analogous state laws require permits for certain facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. These laws and their implementing regulations also impose generally applicable limitations on air emissions and require adherence to maintenance, work practice, reporting and record keeping, and other requirements. Failure to obtain a permit or to comply with permit or other regulatory requirements could result in the imposition of sanctions, including administrative, civil and criminal penalties. In addition, we or our oil and natural gas E&P customers could be required to shut down or retrofit existing equipment, leading to additional expenses and operational delays.
Many of these regulatory requirements, including new source performance standards (“NSPS”) and Maximum Achievable Control Technology standards are expected to be made more stringent over time as a result of stricter ambient air quality standards and other air quality protection goals adopted by the EPA. Compliance with these or other new regulations could, among other things, require installation of new emission controls on some of our equipment, result in longer permitting timelines, and significantly increase our capital expenditures and operating costs, which could adversely impact our results of operations, financial condition and business. For example, in 2015, the EPA lowered the National Ambient Air Quality Standard (“NAAQs”), for ground-level ozone from 75 to 70 parts per billion for both the eight-hour primary and secondary standards. Since that time, the EPA has issued area designations with respect to ground-level ozone and final requirements that apply to state, local, and tribal air agencies for implementing the 2015 NAAQS for ground-level ozone. States are also expected to implement requirements as a result of this NAAQs final rule, which could result in longer permitting timelines, delay, restrict or prohibit our ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development or expansion of oil and natural gas projects and increase costs for us and our customers. Moreover, our business could be materially affected if our E&P customers’ operations are significantly affected by these or other similar requirements. These requirements could increase the cost of doing business for us and our customers and reduce the demand for the oil and natural gas our customers produce, and thus have an adverse effect on the demand for our services.
Climate Change.   The threat of climate change continues to attract considerable attention in the United States and in foreign countries. As a result, numerous proposals have been made and could continue to be made at the international, national, regional and state levels of government to monitor and limit existing emissions of greenhouse gases (“GHGs”) as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our oil and natural gas E&P customers are subject to a series of regulatory, political, litigation, and financial risks associated with the production and processing of fossil fuels and emission of GHGs.
The U.S. Congress (“Congress”) and the EPA, in addition to some state and regional efforts, have in recent years considered legislation or regulations to reduce emissions of GHGs. These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs and regulations that directly limit GHG emissions from certain sources. In the absence of federal GHG-limiting legislations, the EPA has determined that GHG emissions present a danger to public health and the environment and has adopted regulations that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, implement Clean Air Act emission standards directing the reduction of methane from certain new, modified, or reconstructed facilities in the oil and natural gas sector, and together with the DOT, implement GHG emissions limits on vehicles manufactured for operation in the United States. Additionally, various states and groups of states have adopted or are considering adopting legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, there exists the United Nations-sponsored “Paris Agreement,” which is a non-binding agreement for nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020, although the United States has announced its withdrawal from such agreement, effective November 4, 2020.
Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, in the form of pledges made by certain candidates seeking the office of the President of the United States in 2020. Critical declarations made by one or more presidential candidates include proposals to ban hydraulic fracturing of oil and natural gas wells and ban new leases for production of minerals on federal properties, including onshore lands and offshore waters. Presidential candidates may also pursue more restrictive requirements for the establishment of pipeline infrastructure or the permitting of liquified natural gas export facilities, as well as the re-entrance by the United States’ into the Paris Agreement in November 2020. Litigation risks are also increasing, as a number of cities, local governments, and other plaintiffs have sought to bring suit against the largest oil and natural gas exploration and production companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels, and therefore are responsible for roadway and infrastructure damages as a result, or alleging that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts.
There are also increasing financial risks for fossil fuel producers, as stockholders and bondholders currently invested in fossil fuel energy companies concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Institutional investors who provide financing to fossil fuel energy companies also have become more attentive to sustainability lending practices and some of them may elect not to provide funding for fossil fuel energy companies. Additionally, the lending and investment practices of institutional lenders have been the subject of intensive lobbying efforts in recent years, oftentimes public in nature, by environmental activists, proponents of the international Paris Agreement, and foreign citizenry concerned about climate change not to provide funding for fossil fuel producers. Limitation of investments in and financings for fossil fuel energy re could result in the restriction, delay, or cancellation of drilling programs or development of production activities.
The adoption and implementation of any international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our services. Additionally, political, litigation, and financial risks may result in our oil and natural gas E&P customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services. One or more of these developments could have a material adverse effect on our business, financial condition and results of operation. Finally, increasing concentrations of GHG in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, rising sea levels and other climatic events. If any such climate changes were to occur, they could have an adverse effect on our financial condition and results of operations and the financial condition and operations of our E&P customers.
Regulation of Endangered Species.
The federal Endangered Species Act (“ESA”) and analogous state laws regulate activities that could have an adverse effect on threatened and endangered species or their habitats. Similar protections are offered to migratory birds under the federal Migratory Bird Treaty Act (“MBTA”). The U.S. Fish and Wildlife Service (“FWS”) may designate critical habitat and suitable habitat areas that it believes are necessary for the survival of threatened or endangered species. A critical habitat or suitable habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or oil and gas development. If harm to species or damages to habitat occur, government entities or, at times, private parties may act to prevent oil and natural gas exploration or development activities or seek damages for harm to species, habitat or natural resources resulting from drilling or construction or releases of oil, wastes, hazardous substances or other regulated materials, and, in some cases, may seek criminal penalties. Permanent restrictions imposed to protect these species or their habitat could delay, restrict or prohibit drilling in certain areas by our oil and natural gas E&P customers, which could reduce demand for our services.
In addition, the FWS may make determinations on the listing of species as endangered or threatened under the ESA and litigation with respect to the listing or non-listing of certain species as endangered or threatened may result in more fulsome protections for non-protected or lesser-protected species. For example, in 2015, the FWS decided to list the northern long-eared bat, whose range covers more than two-thirds of the states in the eastern and north-central regions of the U.S., as threatened rather than the more protective designation of endangered. However, a federal court decision issued in January 2020 found that the FWS failed to conduct a sufficient analysis that could have resulted in the bat being declared as endangered and the court remanded the listing decision to the FWS for a new determination on the species’ protected status. The designation of previously unprotected species or re-designation of lesser-protected species as threatened or endangered in areas where our E&P customers operate could cause certain of our customers to incur increased costs arising from species protection measures or could result in limitations on their E&P activities that could have an adverse effect on our ability to provide services to those customers.
Regulation of Hydraulic Fracturing
We perform hydraulic fracturing services for our oil and natural gas E&P customers. Hydraulic fracturing is an important and common practice that is used to stimulate production of natural gas and/or oil from dense subsurface rock formations. The hydraulic fracturing process involves the injection of water, sand or other proppant and chemical additives under pressure into the formation to fracture the surrounding rock and stimulate production.
Hydraulic fracturing typically is regulated by state oil and natural gas commissions or similar agencies, but the EPA has asserted federal regulatory authority and performed investigations over aspects of the process. For example, the EPA has asserted regulatory authority pursuant to the federal Safe Drinking Water Act (“SDWA”) Underground Injection Control (“UIC”) program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities as well as published an Advance Notice of Proposed Rulemaking regarding Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. Additionally, the EPA has issued final CAA regulations governing performance standards, including standards for the capture of emissions of methane and volatile organic compounds (“VOCs”) released during hydraulic fracturing. However, in September 2019, EPA proposed an amendment to the methane and VOC standards that would remove the methane-specific requirements that currently apply in favor of relying on the emission limits for VOCs. The EPA also has published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and natural gas extraction facilities to publicly owned wastewater treatment plant. The Bureau of Land Management (the “BLM”) published a final rule in 2015 that established new or more stringent standards for performing hydraulic fracturing on federal and Indian lands but the BLM rescinded the 2015 rule in late 2017; however, litigation challenging the BLM’s decision to rescind the 2015 rule is pending in federal district court. Also, in late 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances.
From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. However, concern over the threat of climate change has resulted in the making of pledges by certain candidates seeking the office of the President of the United States in 2020 to ban hydraulic fracturing of oil and natural gas wells.
Moreover, various state and local governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permit requirements, operational restrictions, disclosure requirements, well construction and temporary or permanent bans on hydraulic fracturing in certain areas. For example, Texas and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. Additionally, in April 2019, the Governor of Colorado signed Senate Bill 19-181 into law, which legislation, among other things, revises the mission of the state oil and gas agency from fostering energy development in the state to instead focusing on regulating the industry in a manner that is protective of public health and safety and the environment, as well as authorizing cities and counties to regulate oil and natural gas operations, including hydraulic fracturing activities, within their jurisdiction. States could also elect to place certain prohibitions on hydraulic fracturing, following the approach taken by the States of Maryland, New York and Vermont. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular. Moreover, non-governmental organizations may seek to restrict hydraulic fracturing; notwithstanding the adoption of Colorado Senate Bill 19-181 in 2019, one or more interest groups in the state have already filed new ballot initiatives with the state in January 2020, in hopes of extending drilling setbacks from oil and natural gas development. If new federal, state or local laws, regulations, presidential executive orders or ballot initiatives that significantly restrict or ban some or all of hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and prohibit or make more difficult or costly the performance of hydraulic fracturing. Any such regulations limiting or prohibiting hydraulic fracturing could result in decreased oil and natural gas E&P activities and, therefore, adversely affect demand for our services as well as our business. Such laws or regulations could also materially increase our costs of compliance and doing business.
Historically, our hydraulic fracturing compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not have a material adverse effect in the future. It is possible, that substantial costs for compliance or penalties for non-compliance may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, ballot initiatives and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.
Other Regulation of the Oil and Natural Gas Industry
The oil and natural gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations that are binding on the oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although changes to the regulatory burden on the oil and natural gas industry could affect the demand for our services, we would not expect to be affected any differently or to any greater or lesser extent than other companies in the industry with similar operations.
Drilling. Our oil and natural gas E&P customers’ operations are subject to various types of regulation at the federal, state and local level. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. The state and some counties and municipalities in which our E&P customers are located also regulate one or more of the following:
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the location of wells;

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the method of drilling and casing wells;

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the timing of construction or drilling activities, including seasonal wildlife closures;

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the surface use and restoration of properties upon which wells are drilled; and

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notice to, and consultation with, surface owners and other third parties.

State Regulation. States regulate the drilling for oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and natural gas resources. States do not regulate wellhead prices or engage in other similar direct economic regulation, but we cannot assure you that they will not do so in the future. The oil and natural gas industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. Historically, our compliance with these laws has not had a material adverse effect on us but there can be no assurance that such compliance will not result in material adverse effects on our business in the future. To the extent that such laws and regulations result in the curtailment of our oil and natural gas E&P customers’ operations or production, we may incur decreased demand for our services, which may have an adverse effect on our financial condition and results of operations.
Storage and Handling of Explosive Materials.
Our wireline service operations involve the handling of explosive materials for our oil and natural gas E&P customers. Despite our use of specialized facilities to store explosive materials and intensive employee training programs, the handling of explosive materials could result in incidents that temporarily shut down or otherwise disrupt our or our customers’ operations or could cause restrictions, delays or cancellations in the delivery of our services. It is possible that an explosion could result in death or significant injuries to employees and other persons. Material property damage to us, our customers and other third parties could also occur. Any explosive incident could expose us to adverse publicity or liability for damages, including environmental natural resource damages, or cause production restrictions, delays or cancellations, any of which developments could have a material adverse effect on our business, financial condition and results of operations.
Occupational Safety and Health Matters
We are subject to the requirements of the federal Occupational Safety and Health Act which is administered and enforced by the U.S. Occupational Safety and Health Administration (“OSHA”), and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. Historically, our worker safety compliance costs, including with respect to general industry standards, record keeping requirements and monitoring of occupational exposure to regulated substances, have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not have a material adverse effect in the future. OSHA continues to evaluate worker safety and to propose new regulations, such as the 2016 final rule regarding respirable silica sand. The imposition of more stringent requirements regarding worker safety could have a material adverse effect on our ability to compete, financial condition and results of operations.
Corporate Information
We were formed as a corporation in Delaware in 2017 and maintain our principal corporate offices at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002. Our common stock is listed on the New York Stock Exchange and is traded under the symbol “QES.” Our telephone number is 832-518-4094 and our internet address is www.quintanaenergyservices.com. We will make available free of charge through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the United States Securities and Exchange Commission (“SEC”).
In addition to the reports filed or furnished with the SEC, we publicly disclose information from time to time in our press releases, at annual meetings of stockholders, in publicly accessible conferences and investor presentations, and through our website (principally on our “Investors” page). References to our website in this Annual Report on Form 10-K are provided as a convenience and do not constitute, and should not be deemed, an incorporation by reference of the information contained on, or available through, the website, and such information should not be considered part of this Annual Report.

Item 1A.   Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider the information in this Annual Report, including the matters addressed under “Cautionary Note Regarding Forward-Looking Statements” and the following risks before making an investment decision. If any of the following risks or uncertainties or any other risks or uncertainties of which we are currently unaware actually occur, or if any of our underlying assumptions prove to be incorrect, our business, financial condition and results of operations could be materially adversely effected. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to Our Business and Industry
Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our business, financial condition and results of operations.
Our business is cyclical and directly affected by our customers’ capital spending to explore for, develop and produce oil and natural gas in the United States. The significant decline in oil and natural gas prices that began in late 2014 has caused a reduction in the exploration, development and production activities of most of our customers and their spending on our services. These cuts in spending have curtailed drilling programs, which has resulted in a reduction in the demand for our services as compared to activity levels in late 2014, as well as the prices we can charge. Although a recovery began in late 2016 and continued through 2017 and early 2018, the recovery has been marked by periods of volatility, and the outlook for 2020 remains unclear. If oil and natural gas prices decline below current levels for an extended period of time, certain of our customers may be unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and natural gas reserves in our areas of operation as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and natural gas prices. Any of these conditions or events could adversely affect our operating results. If the recent recovery does not continue or our customers fail to further increase their capital spending, it could have a material adverse effect on our business, financial condition and results of operations.
Industry conditions are influenced by numerous factors over which we have no control, including:
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expected economic returns to E&P companies of new well completions;

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domestic and foreign economic conditions and supply of and demand for oil and natural gas;

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the level of prices, and expectations about future prices, of oil and natural gas;

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the cost of exploring for, developing, producing and delivering oil and natural gas;

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the level of global oil and natural gas E&P;

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the level of domestic and global oil and natural gas inventories;

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federal, state and local regulation of hydraulic fracturing activities, as well as oil and natural gas E&P activities, including public pressure on governmental bodies and regulatory agencies to regulate our industry;

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U.S. federal, state and local and non-U.S. governmental taxes and regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

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political, military, economic and environmental conditions in oil and natural gas producing countries;

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actions by the members of the Organization of Petroleum Exporting Countries (“OPEC”) and certain non-OPEC producers, including Russia, with respect to oil production levels and announcements of potential changes in such levels;

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moratoriums on drilling activity resulting in a cessation of operation or a failure to expand operations;

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global weather conditions and natural disasters;

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worldwide political, military, economic and environmental conditions, including other events that impact global market demand (e.g. the reduced oil and natural gas demand following the recent coronavirus outbreaks);

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lead times associated with acquiring equipment and products and availability of qualified personnel;

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the discovery rates of new oil and natural gas reserves;

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stockholder activism or activities by non-governmental organizations to limit certain sources of funding for the energy sector or restrict the exploration, development and production of oil and natural gas;

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the availability of water resources, suitable proppant and chemical additives in sufficient quantities for use in hydraulic fracturing fluids;

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advances in exploration, development and production technologies or in technologies affecting energy consumption;

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the potential acceleration of development of alternative fuels;

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the price and availability of alternative fuels;

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merger and divestiture activity among oil and natural gas producers and drilling contractors;

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uncertainty in capital and commodities markets and the ability of oil and natural gas E&P companies to raise equity capital and debt financing;

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any prolonged reduction in the overall level of oil and natural gas E&P activities, whether resulting from changes in oil and natural gas prices or otherwise;

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our utilization, revenues, cash flows and profitability;

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our ability to maintain or increase borrowing capacity;

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our ability to obtain additional capital to finance our business and the cost of that capital; and

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our ability to attract and retain skilled personnel.

The volatility of oil and natural gas prices may adversely affect the demand for our services and negatively impact our results of operations.
The demand for our services is primarily determined by current and anticipated oil and natural gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease or become increasingly volatile) affects the spending patterns of our customers and may result in the drilling of fewer new wells. This, in turn, could lead to lower demand for our services and may cause lower utilization of our assets. We have, and may in the future, experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices experienced by the oil and natural gas industry beginning in late 2014 and uncertainty about future prices even when prices increased, combined with adverse changes in the capital and credit markets, caused many E&P companies to significantly reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices oilfield services companies could charge for their services.
Prices for oil and natural gas historically have been extremely volatile and are expected to continue to be volatile. During the past five years, WTI has ranged from a low of $26.21 per Bbl in February 2016 to a high of $107.26 per Bbl in June 2014. Commodity prices continued to be volatile in 2019, ranging from a high of $66.24 per Bbl to as low as $46.31 per Bbl for oil on the WTI spot price and a high of $4.25 per MMBtu to as low as $1.75 per MMBtu on the Henry Hub spot price for natural gas in 2019. As of March 2, 2020, WTI closed at $46.75 per Bbl, and WTI prices have continued to be volatile during the first quarter of 2020, ranging from $63.27 per Bbl to $44.76 per Bbl. The lower 48 U.S. land rig count decreased, 17 rigs, or 2.2%, to 758 rigs since December 31, 2019 further extending a trend of declining rig count from its high point of 1052 rigs in early 2019. This reduction in activity resulted in part from our North American customers’ increased focus on capital discipline. Our customers continue to be under significant investor pressure to establish conservative capital budgets focused on living within cash flow and delivering returns to investors, which will likely result in a decline in demand for our services in 2020. If the prices of oil and natural gas continue to be volatile, or decline further, our business, financial condition and results of operations may be materially and adversely affected.
We have operated at a loss in the past, and there is no assurance of our profitability in the future.
Historically, we have experienced periods of low demand for our services and have incurred operating losses. For example, in 2016 we had a net loss of $154.7 million, in 2017 we had a net loss of $21.2 million, in 2018 we had a net loss of $18.2 million and in 2019 we had a net loss of $75.4 million. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficient to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.
We may be adversely affected by uncertainty in the global financial markets and the deterioration of the financial condition of our customers.
Our future results may be impacted by the uncertainty caused by an economic downturn, public health crises, geopolitical issues, volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers’ spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, during times when the natural gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers’ spending for our services. Also, global or national health concerns, including the outbreak of pandemic or contagious disease such as the recent coronavirus outbreak, can negatively impact the global economy and demand for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.
Restrictions in our ABL Facility could limit our growth and our ability to engage in certain activities.
Concurrently with the closing of our IPO, we entered into a new asset-based revolving credit facility, which we refer to as our “ABL Facility.” As of December 31, 2019, we had $21.0 million of outstanding borrowings under our ABL Facility, and $52.4 million was available for future borrowing. The operating and financial restrictions and covenants in our ABL Facility and any future financing agreements may restrict our ability to finance future operations or capital needs, or to expand or pursue our business activities. For example, our ABL Facility restricts or limits our ability to:
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pay dividends and move cash;

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incur additional liens;

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incur additional indebtedness;

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hedge interest rates;

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engage in a merger, consolidation or dissolution;

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enter into transactions with affiliates;

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sell or otherwise dispose of assets, businesses and operations;

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materially alter the character of our business as conducted at the closing of our IPO; and

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make acquisitions, investments and capital expenditures.

Furthermore, our ABL Facility contains a minimum fixed charge coverage ratio financial covenant tested from time to time. Our ability to comply with the covenants and restrictions contained in our ABL Facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with such covenants and restrictions may be impaired. Any violation of the restrictions, covenants, ratios or tests in our ABL Facility could result in an event of default, which may cause indebtedness under our ABL Facility to become immediately due and payable, and our lender’s commitment to provide further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments. Any subsequent replacement of our ABL Facility or any new indebtedness could have similar or more restrictive covenants and conditions. For more information about our ABL Facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our ABL Facility.”
Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.
Our operations are subject to hazards inherent in the oil and natural gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, natural gas leaks, oil and produced water spills and releases of gases, NORM, hydraulic fracturing fluids or wastewater into the environment. These conditions can cause:
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disruption in operations;

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substantial repair, restoration or remediation costs;

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personal injury or loss of human life;

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significant damage to or destruction of property and equipment;

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environmental pollution, including groundwater contamination;

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unusual or unexpected geological formations or pressures and industrial accidents;

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impairment or suspension of operations; and

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substantial revenue loss.

In addition, our operations are subject to, and exposed to, employee/employer liabilities and risks such as wrongful termination, discrimination, labor organizing, retaliation claims and general human resource related matters.
The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.
We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.
We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.
The oilfield services business is highly competitive. Some of our competitors have a broader geographic scope, greater financial and other resources, or other cost efficiencies. Additionally, there may be new companies that enter our business, or re-enter our business with significantly reduced indebtedness following emergence from bankruptcy, or our existing and potential customers may develop their own service businesses. Our ability to maintain current revenue and cash flows and our ability to market our services and expand our operations could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. All of these competitive pressures could have a material adverse effect on our business, financial condition and results of operations. Some of our larger competitors provide a broader range of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices and to absorb the burden of present and future federal, state, local and other laws and regulations.
We may be unable to implement price increases or maintain existing prices on our core services.
We generate revenue from our core service lines, the majority of which is provided on a spot market basis. Pressure on pricing for our core services, including due to competition and industry and/or economic conditions, may impact, among other things, our ability to implement price increases or maintain pricing on our core services. We operate in a very competitive industry and, as a result, we may not always be successful in raising or maintaining our existing prices. Additionally, during periods of increased market demand, a significant amount of new service capacity, including hydraulic fracturing equipment, may enter the market, which also puts pressure on the pricing of our services and limits our ability to increase or maintain prices. Furthermore, during periods of declining pricing for our services, we may not be able to reduce our costs accordingly, which could further adversely affect our profitability.
Even when we are able to increase our prices, we may not be able to do so at a rate that is sufficient to offset such rising costs. Also, we may not be able to successfully increase prices without adversely affecting our activity levels. The inability to maintain our prices or to increase our prices as costs increase could have a material adverse effect on our business, financial condition and results of operations.
We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials increases in the cost of such materials or our contractual obligations to pay for materials that we ultimately do not require could harm our business, results of operations and financial condition.
We have established relationships with a limited number of suppliers of our raw materials (such as sand, proppant and chemical additives). Should any of our current suppliers be unable to provide the necessary materials or otherwise fail to deliver the materials in a timely manner and in the quantities required, any resulting delays in our ability to provide our services could have a material adverse effect on our ability to compete, business, financial condition and results of operations. Additionally, increasing costs of such materials may negatively impact demand for our services or the profitability of our business operations. In the past, our industry faced sporadic proppant shortages associated with hydraulic fracturing operations requiring work stoppages, which adversely impacted the operating results of several competitors. We may not be able to mitigate any future shortages of materials, including proppant. Furthermore, to the extent our contracts require us to purchase more materials, including proppant, than we ultimately require, we may be forced to pay for the excess amount under “take or pay” contract provisions.
An increase in the cost of proppant as a result of increased demand or a decrease in the number of proppant providers as a result of consolidation could increase our cost of an essential raw material in hydraulic stimulation and have a material adverse effect on our business, financial condition and results of operations.
Our assets require significant amounts of capital for maintenance, upgrades and refurbishment and may require significant capital expenditures for new equipment.
Our pressure pumping and pressure control fleets and other drilling and completion service-related equipment require significant capital investment in maintenance, upgrades and refurbishment to maintain their competitiveness. The costs of components and labor have increased in the past and may increase in the future with increases in demand, which will require us to incur additional costs to upgrade any fleets we may acquire in the future. Our fleets and other equipment typically do not generate revenue while they are undergoing maintenance, upgrades or refurbishment. Any maintenance, upgrade or refurbishment project for our assets could increase our indebtedness or reduce cash available for other opportunities. Furthermore, such projects may require proportionally greater capital investments as a percentage of total asset value, which may make such projects difficult to finance on acceptable terms. To the extent we are unable to fund such projects, we may have less equipment available for service or our equipment may not be attractive to potential or current customers. Additionally, competition or advances in technology within our industry may require us to update or replace existing fleets or build or acquire new fleets and equipment. Such demands on our capital or reductions in demand for our hydraulic fracturing fleets and the increase in cost of labor necessary for such maintenance and improvement, in each case, could have a material adverse effect on our business, financial condition and results of operations and may increase our costs.
Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.
In most states, our operations and the operations of our oil and natural gas E&P customers require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, or other regulated activities. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. The requirements for such permits vary depending on the location where such regulated activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued and the conditions that may be imposed in connection with the granting of the permit. In addition, some of our customers’ drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities or other regulated activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or otherwise delay required approvals. Therefore, our E&P customers’ operations in certain areas of the United States may be canceled or interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations.
Federal or state legislative and regulatory initiatives related to induced seismicity could result in operating restrictions or delays in the drilling and completion of oil and natural gas wells that may reduce demand for our services and could have a material adverse effect on our business, financial condition and results of operations.
Our oil and natural gas E&P customers dispose of flowback and produced water or certain other oilfield fluids gathered from oil and natural gas E&P operations in accordance with permits issued by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change based on concerns of the public or governmental authorities regarding such disposal activities. One such concern relates to recent seismic events near underground disposal wells that are used for the disposal by injection of flowback and produced water or certain other oilfield fluids resulting from oil and natural gas activities. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or may have been, the likely cause of induced seismicity. In 2016, the United States Geological Survey identified six states with more significant rates of induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. Since that time, the United States Geological Survey indicates that these rates have decreased in these states, although concern continues to exist over quakes arising from induced seismic activities. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the use of such wells. For example, Oklahoma issued rules for wastewater disposal wells that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, is developing and implementing plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. Texas adopted similar rules. Also, in late 2016, the OCC’s Oil and Gas Conservation Division and the Oklahoma Geological Survey released well completion seismicity guidance, which requires operators to take certain prescriptive actions, including an operator’s planned mitigation practices, following certain unusual seismic activity within 1.25 miles of hydraulic fracturing operations. In recent years, including during 2018, the OCC’s Oil and Gas Conservation Division has issued orders limiting future increases in the volume of oil and natural gas wastewater injected belowground into the Arbuckle formation in an effort to reduce the number of earthquakes in the state. Another consequence of seismic events may be lawsuits alleging that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells by our customers to dispose of flowback and produced water and certain other oilfield fluids. Increased regulation and attention given to induced seismicity also could lead to greater opposition to, and litigation concerning, oil and natural gas activities utilizing injection wells for waste disposal. Any one or more of these developments may result in our customers having to limit disposal well volumes, disposal rates or locations, or require our customers or third party disposal well operators that are used to dispose of customers’ wastewater to shut down disposal wells, which developments could adversely affect our customers’ business and result in a corresponding decrease in the need for our services, which could have a material adverse effect on our business, financial condition and results of operations.
Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing as well as governmental executive orders or reviews of such activities may serve to limit or prohibit certain future oil and natural gas E&P activities and could have a material adverse effect on our business, financial condition and results of operations.
We perform hydraulic fracturing services for our oil and natural gas E&P customers. The hydraulic fracturing process involves the injection of water, sand or other proppant and chemical additives under pressure into the formation to fracture the surrounding rock and stimulate production.
Hydraulic fracturing typically is regulated by state oil and natural gas commissions or similar agencies, but the EPA has asserted federal regulatory authority and performed investigations over aspects of the process. For example, the EPA has asserted regulatory authority pursuant to the SDWA’s UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities, as well as published an Advance Notice of Proposed Rulemaking regarding Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. Additionally, the EPA has published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants. The BLM also published a final rule in 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and Native American lands but the BLM rescinded the 2015 rule in late 2017; however, litigation challenging the BLM’s decision to rescind the 2015 rule is pending in federal district court. Also, in late 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the hydraulic fracturing process. However, concern over the threat of climate change has resulted in the making of pledges by certain candidates seeking the office of the President of the United States in 2020 to ban hydraulic fracturing of oil and natural gas wells and presidential candidate Senator Bernie Sanders (D-VT) introduced a bill in the Senate on January 28, 2020 that, if enacted as proposed, would ban hydraulic fracturing nationwide by 2025. In the event that new federal restrictions or prohibitions relating to the hydraulic fracturing process are adopted in areas where we or our E&P customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such federal requirements that may be significant and, in the case of our customers, also could result in added restrictions, delays or cancellations in the pursuit of exploration, development, or production activities, which would in turn reduce the demand for our services.
Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. Additionally, in April 2019, the Governor of Colorado signed Senate Bill 19-181 into law, which legislation, among other things, revises the mission of the state oil and gas agency from fostering energy development in the state to instead focusing on regulating the industry in a manner that is protective of public health and safety and the environment, as well as authorizing cities and counties to regulate oil and natural gas E&P operations, including hydraulic fracturing activities, within their jurisdiction. States could also elect to place certain prohibitions on hydraulic fracturing, following the approach taken by the States of

Maryland, New York and Vermont. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular. Also, non-governmental organizations may seek to restrict hydraulic fracturing; notwithstanding the adoption of Colorado Senate Bill 19-181 in 2019, one or more interest groups in the state have already filed new ballot initiatives with the state in January 2020, in hopes of extending drilling setbacks from oil and natural gas development. Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to, and litigation concerning, oil and natural gas production activities using hydraulic fracturing techniques. Additional legislation, regulation or ballot initiatives could also lead to operational restrictions, delays or cancellations for our customers or increased operating costs in the exploration for and production of oil and natural gas, including from the developing shale plays, or could make it more difficult for us and our customers to perform hydraulic fracturing. If new federal, state or local laws, regulations, presidential executive orders or ballot initiatives that significantly restrict or ban some or all hydraulic fracturing are adopted, such legal requirements could result in delays, eliminate certain drilling and injection activities and prohibit or make more difficult or costly the performance of hydraulic fracturing. Any such legal requirements limiting or prohibiting hydraulic fracturing could result in decreased oil and natural gas E&P activities and, therefore, adversely affect demand for our services as well as our business. Any one or more of such developments could have a material adverse effect on our business, financial condition and results of operations.
Changes in transportation regulations may increase our costs and negatively impact our business, financial condition and results of operations.
We are subject to various transportation regulations including as a motor carrier by the DOT and by various federal, state and tribal agencies, whose regulations include certain permit requirements of highway and safety authorities. These regulatory authorities exercise broad powers over our trucking operations, generally governing such matters as the authorization to engage in motor carrier operations, safety, equipment testing, driver requirements and specifications and insurance requirements. The trucking industry is subject to possible regulatory and legislative changes that may impact our operations, such as changes in fuel emissions limits, hours of service regulations that govern the amount of time a driver may drive or work in any specific period, onboard ELD requirements and limits on vehicle emissions, weight and size. As the federal government continues to develop and propose regulations relating to fuel quality, engine efficiency and GHG emissions, we may experience an increase in costs related to truck purchases and maintenance, impairment of equipment productivity, a decrease in the residual value of vehicles, unpredictable fluctuations in fuel prices and an increase in operating expenses. Increased truck traffic may contribute to deteriorating road conditions in some areas where our operations are performed. Our operations, including routing and weight restrictions, could be affected by road construction, road repairs, detours and state and local regulations and ordinances restricting access to certain roads. Proposals to increase federal, state or local taxes, including taxes on motor fuels, are also made from time to time, and any such increase would increase our operating costs. Also, state and local regulation of permitted routes and times on specific roadways could adversely affect our operations. We cannot predict whether, or in what form, any legislative or regulatory changes or municipal ordinances applicable to our logistics operations will be enacted and to what extent any such legislation or regulations could increase our costs or otherwise have a material adverse effect on our business, financial condition and results of operations.
We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.
Our operations and the operations of our oil and natural gas E&P customers are subject to numerous federal, tribal, regional, state and local laws and regulations relating to protection of the environment, including natural resources, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations and the operations of our E&P customers, including the acquisition of permits to conduct regulated activities, the imposition of restrictions on the types, quantities and concentrations of various substances that can be released into the environment or injected in non-producing formations in connection with E&P activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our equipment, facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our E&P customers to comply with these laws and regulations could result in prohibitions or restrictions on operations, assessment of sanctions including administrative, civil and criminal penalties, issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities or enjoining performance of some or all of our operations in a particular area and the occurrence of restrictions, delays or cancellations in the permitting or performance of projects.
Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or environmental natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Additionally, multiple environmental laws provide for citizen suits, which allow private parties, including environmental organizations, to act in place of the government and sue operators for alleged violations of environmental law. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our business, financial condition and results of operations.
Over time, laws and regulations protecting the environment generally have become more stringent and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. For example, in 2015, the EPA lowered NAAQs, for ground-level ozone from 70 to 75 parts per billion for both the eight-hour primary and secondary standards. Since that time, the EPA has issued area designations with respect to ground-level ozone and final requirements that apply to state, local, and tribal air agencies for implementing the 2015 NAAQs for ground-level ozone. New laws and regulations, amendment of existing laws and regulations, reinterpretation of legal requirements or increased governmental enforcement, could restrict, delay or cancel exploratory or developmental drilling for oil and natural gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance
The occurrence of explosive incidents could disrupt our or our customers’ operations and could adversely affect our business, financial condition and results of operations.
The wireline service operations we provide to our oil and natural gas E&P customers involve the storage and handling of explosive materials. Despite our use of specialized facilities to store explosive materials and intensive employee training programs, the handling of explosive materials could result in incidents that temporarily shut down or otherwise disrupt our or our E&P customers’ operations or could cause restrictions, delays or cancellations in the delivery of our services. It is possible that an explosion could result in death or significant injuries to employees and other persons. Material property damage to us, our E&P customers and third parties could also occur. Any explosive incident could expose us to adverse publicity or liability for damages or cause production restrictions, delays or cancellations, any of which developments could have a material adverse effect on our ability to compete, business, financial condition and results of operations.
Silica-related legislation, health issues and litigation could have a material adverse effect on our business, financial condition, results of operation and reputation.
We are subject to laws and regulations relating to human exposure to crystalline silica. For example, in 2016, OSHA published a final rule that established a more stringent permissible exposure limit for exposure to respirable crystalline silica and provided other provisions to protect employees, such as requirements for exposure assessments, methods for controlling exposure, respiratory protection, medical surveillance, hazard communication, and recording. Compliance with most aspects of the 2016 rule relating to hydraulic fracturing was required by June 2018, and the 2016 rule further requires compliance with engineering control obligations to limit exposures to respirable crystalline silica in connection with hydraulic fracturing activities by June 2021. Federal regulatory authorities, including OSHA and analogous state agencies may continue to propose changes in their regulations regarding workplace exposure to crystalline silica. We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our financial condition and results of operations by requiring us to modify or cease our operations.
In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the hydraulic fracturing industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of hydraulic fracture sand, may have the effect of discouraging our oil and natural gas E&P customers’ use of hydraulic fracture sand. The actual or perceived health risks of handling hydraulic fracture sand could materially and adversely affect hydraulic fracturing service providers, including us, through reduced use of hydraulic fracture sand, the threat of product liability or employee or third-party lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our E&P customers or reduced financing sources available to the hydraulic fracturing industry.
We are exposed to potential liabilities arising from our business operations and, if realized, such liabilities are likely to affect our business, financial condition, results of operations and reputation.
Our operations are subject to equipment malfunctions and failures, equipment misuse and defects, explosions and uncontrollable flows of oil, natural gas or well fluids and natural disasters that can cause personal injury, loss of life, damage to property, equipment, the environment or facilities and the suspension of operations. Any fluctuations in operating efficiencies affect our ability to deliver services to our customers on a timely basis, which could have a material adverse effect on our financial condition and results of operations. Despite our quality assurance measures, errors, defects or other performance problems could result in financial, reputational or other losses, including personal injury liability, costs of repair and clean-up and potential criminal and civil penalties and damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. Any errors, defects or other performance problems could adversely affect our reputation.
Generally, our oil and natural gas E&P customers agree to indemnify us against claims arising from their employees’ personal injury or death to the extent that, in the case of our well site services, their employees are injured or their properties are damaged by such operations, unless, in most instances, resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our E&P customers for liabilities arising from personal injury to or death of any of our employees, unless, in most instances, resulting from gross negligence or willful misconduct of the E&P customer. In addition, our E&P customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the E&P customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into a service agreement with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our business, financial condition and results of operations.
Although either we or our affiliates expect to maintain insurance at a level that we believe is consistent with that of similarly situated companies in our industry, we cannot guarantee that this insurance will be adequate to cover all liabilities. Further, insurance may not be generally available in the future or, if available, insurance premiums may make such insurance commercially unjustifiable.
Anti-indemnity provisions enacted by many states may restrict or prohibit a party’s indemnification of us.
We typically enter into agreements with our customers governing the provision of our services, which agreements usually include certain indemnification provisions for losses resulting from operations (see the preceding risk factor). Such agreements may require each party to indemnify the other against certain claims regardless of the negligence or other fault of the indemnified party; however, many states place limitations on contractual indemnity agreements, particularly agreements that indemnify a party against the consequences of its own negligence. Furthermore, certain states, including Texas, Louisiana, New Mexico and Wyoming, have enacted statutes generally referred to as “oilfield anti-indemnity acts” expressly prohibiting certain indemnity agreements contained in or related to oilfield services agreements. Such anti-indemnity acts may restrict or void a party’s indemnification of us, which could have a material adverse effect on our business, financial condition and results of operations.
Oil and natural gas companies’ operations using hydraulic fracturing are substantially dependent on the availability of water. Restrictions on the ability to obtain water for E&P activities and the disposal of flowback and produced water may impact their operations and have a corresponding adverse effect on our business, financial condition and results of operations.
Water is an essential component of shale oil and natural gas production during both the drilling and hydraulic fracturing processes. Our oil and natural gas E&P customers’ access to water to be used in these processes may be adversely affected due to reasons such as periods of extended drought, private, third-party competition for water in localized areas or the implementation of local or state governmental programs to monitor or restrict the beneficial use of water subject to their jurisdiction for hydraulic fracturing to assure adequate local water supplies. The occurrence of these or similar developments may result in limitations being placed on allocations of water due to needs of third-party businesses with more senior contractual or permitting rights to the water. Our customers’ inability to locate or contractually acquire and sustain the receipt of sufficient amounts of water could adversely impact their E&P operations and have a corresponding adverse effect on our business, financial condition and results of operations.
Moreover, the imposition of new environmental regulations and other regulatory initiatives could include increased restrictions on our E&P customers’ ability to dispose of flowback and produced water generated in hydraulic fracturing or other fluids resulting from E&P activities. Applicable laws, including the Clean Water Act, impose restrictions and strict controls regarding the discharge of pollutants into waters of the United States and require that permits or other approvals be obtained to discharge pollutants to such waters. In 2015, the EPA and the Corps under the Obama Administration published a final rule outlining their position on the federal jurisdictional reach over waters of the United States, including wetlands. In 2017, the EPA and the Corps under the Trump Administration agreed to reconsider the 2015 rule and, thereafter, on October 22, 2019, the agencies published a final rule made effective on December 23, 2019, rescinding the 2015 rule. On January 23, 2020, the two agencies issued a final rule re-defining the Clean Water Act’s jurisdiction over waters of the United States, which redefinition is narrower than found in the 2015 rule. Upon being published in the Federal Register and the passage of 60 days thereafter, the January 23, 2020 final rule will become effective, at which point the United States will be covered under a single regulatory scheme as it relates to federal jurisdictional reach over waters of the United States. However, there remains the expectation that the January 23, 2020 final rule also will be legally challenged in federal district court. To the extent that any challenge to the January 23, 2020 final rule is successful and the 2015 rule or a revised rule expands the scope of the Clean Water Act’s jurisdiction in areas where we or our oil and natural gas E&P customers conduct operations, we or our customers could incur increased costs and our customers could incur delays or cancellations in permitting or projects, which could reduce demand for our services. Also, the EPA has published final regulations prohibiting wastewater discharges from hydraulic fracturing and certain other natural gas operations to publicly-owned wastewater treatment plants. The Clean Water Act and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of pollutants and unauthorized discharges of reportable quantities of oil and hazardous substances. Compliance with current and future environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells and any inability to secure transportation and access to disposal wells with sufficient capacity to accept all of the flowback and produced water on economic terms may increase our customers’ operating costs and cause restrictions, delays, interruptions or termination of our E&P customers’ operations, the extent of which cannot be predicted.
Any future indebtedness could restrict our operations and adversely affect our financial condition.
As of December 31, 2019, we had $21.0 million of outstanding borrowings under our ABL Facility, and $52.4 million was available for future borrowing. We may incur additional indebtedness to fund capital expenditures and for working capital needs. Our level of indebtedness may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on our indebtedness as such payments become due. Our indebtedness may affect our operations in several ways, including the following:
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our indebtedness may increase our vulnerability to general adverse economic and industry conditions;

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the covenants contained in the agreements that we are currently a party to and the agreements we could enter into in the future govern our indebtedness and thus limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

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our debt covenants also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

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any failure to comply with the financial or other covenants of our indebtedness could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

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our indebtedness could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

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our business may not generate sufficient cash flows from operations to enable us to meet our obligations under our indebtedness. If our cash flows and capital resources are insufficient to fund any debt service obligations, we may be forced to reduce or delay investments and capital expenditures, sell assets, seek additional capital or restructure or refinance indebtedness.

Increases in interest rates could adversely impact the price of our shares, or our ability to issue equity or incur debt for acquisitions or other purposes.
Interest rates on future borrowings, credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. A rising interest rate environment could have an adverse impact on the price of our shares, or our ability to issue equity or incur debt for acquisitions or other purposes.
We rely on a few key employees whose absence or loss could adversely affect our business.
Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of one or more members of our management team, including our Chief Executive Officer, Chief Financial Officer, Chief Compliance Officer, Chief Accounting Officer, Divisional Presidents, and certain of our Vice Presidents, could disrupt our operations. We do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.
Our industry overall has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our business, financial condition and results of operations.
We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers have left the hydraulic fracturing industry to pursue employment in different fields. If we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.
The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.
As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve a number of risks, including:

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unanticipated costs and assumption of liabilities, as well as exposure to unforeseen liabilities of acquired businesses, including environmental liabilities;

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limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with public reporting requirements;

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potential losses of key employees and customers of the acquired business;

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inability to commercially develop acquired technologies;

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risks of entering markets in which we have limited prior experience; and

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increases in our expenses and working capital requirements.

In addition, we may not have sufficient capital resources to complete additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity or debt securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.
Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems to attract, retain, motivate and effectively manage our employees. Our business, financial condition and results of operations may fluctuate significantly from quarter to quarter, based on whether or not significant acquisitions are completed in particular quarters.
Integrating acquisitions may be time-consuming and create costs that could reduce our net income and cash flows.
Part of our business strategy includes pursuing acquisitions that we believe will be accretive to our business. If we consummate an acquisition, the process of integrating the acquired business may be complex and time consuming, may be disruptive to the business and may cause an interruption of, or a distraction of management’s attention from, the business as a result of a number of obstacles, including, but not limited to:
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a failure of our due diligence process to identify significant risks or issues;

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the loss of customers of the acquired company or our company;

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negative impact on the brands or banners of the acquired company or our company;

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a failure to maintain or improve the quality of customer service;

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difficulties assimilating the operations and personnel of the acquired company;

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our inability to retain key personnel of the acquired company;

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the incurrence of unexpected expenses and working capital requirements;

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our inability to achieve the financial and strategic goals, including synergies, for the combined businesses;

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difficulty in maintaining internal controls, procedures and policies;

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mistaken assumptions about the overall costs of equity or debt; and

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unforeseen difficulties operating in new product areas or new geographic areas.

Any of the foregoing obstacles, or a combination of them, could decrease gross profit margins or increase selling, general and administrative expenses in absolute terms and/or as a percentage of net sales, which could in turn negatively impact our financial condition and results of operations.

We may not be able to consummate acquisitions in the future on terms acceptable to us, or at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of that company and the risk that those historical financial statements may be based on assumptions which are incorrect or inconsistent with our assumptions or approach to accounting policies. Any of these material obligations, liabilities or incorrect or inconsistent assumptions could adversely impact our business, financial condition and results of operations.
If our intended expansion of our business is not successful, our business, financial condition and results of operations could be materially adversely affected, and we may not achieve the increases in revenue and profitability that we hope to realize.
A key element of our business strategy involves the expansion of our services, geographic presence and customer base. These aspects of our business strategy are subject to numerous uncertainties, including:
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our ability to retain or hire experienced crews and other personnel;

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the amount of customer demand for the services we intend to provide;

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our ability to secure necessary equipment, raw materials or technology to successfully execute our expansion objective;

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any shortages of water used in our hydraulic fracturing operations;

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any unanticipated delays that could limit or defer the provision of services by us and jeopardize our relationships with existing customers and adversely affect our ability to obtain new customers for such services; and

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the level of competition from new and existing service providers.

Encountering any of these or any unforeseen problems in implementing our planned expansion could have a material adverse impact on our ability to compete, business, financial condition and results of operations, and could prevent us from achieving the increases in revenues and profitability that we hope to realize.
Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our services.
Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. Any such reduction in demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.
Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.
Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business in a manner that is consistent with applicable laws, rules, regulations and permits, which legal requirements are subject to change. Existing and potential customers consider the safety record of their third-party service providers to be of high importance in their decision to engage such providers. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Furthermore, our ability to attract new customers may be impaired if they elect not to engage us because they view our safety record as unacceptable. In addition, it is possible that we will experience multiple or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or hire inexperienced personnel to bolster our staffing needs.

Our and our customers’ operations are subject to a number of risks arising out of the threat of climate change that could result in increased operating and capital costs, limit the areas in which oil and natural gas production may occur, and reduce demand for our services.
Climate change continues to attract considerable public, governmental and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional, state and local levels of government to monitor and limit emissions of GHGs as well as to restrict or eliminate such future emissions. As a result, our operations as well as the operations of our oil and natural gas exploration and production customers are subject to a series of regulatory, political, litigation, reputational and financial risks associated with the exploration for, as well as the production and processing of, fossil fuels and emission of GHGs.
At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules under authority of the CAA that, among other things, establish construction and operating permit reviews for GHG emissions from certain large stationary sources, require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources, implement Clean Air Act emission standards directing the reduction of methane from certain new, modified, or reconstructed facilities in the oil and natural gas sector, and together with the DOT, implement GHG emissions limits on vehicles manufactured for operation in the United States. Additionally, various states and groups of states have adopted, or are considering adopting, legislation, regulations or other regulatory initiatives that are focused on such areas as GHG cap and trade programs, carbon taxes, reporting and tracking programs, and restriction of emissions. At the international level, the United Nations-sponsored “Paris Agreement” is a non-binding agreement for nations to limit their GHG emissions through individually-determined reduction goals every five years after 2020.While the United States under the Trump Administration has announced its withdrawal from such agreement, effective November 4, 2020, multiple candidates seeking the office of the President of the United States in 2020 have pledged to re-enter the Paris Agreement of elected.
Governmental, scientific, and public concern over the threat of climate change arising from GHG emissions has resulted in increasing political risks in the United States, in the form of pledges made by certain candidates seeking the office of the President of the United States in 2020. Critical declarations made by one or more presidential candidates include proposals to ban hydraulic fracturing of oil and natural gas wells and ban new leases for production of minerals on federal properties, including onshore lands and offshore waters. Presidential candidates, if elected, may also pursue more restrictive requirements for the establishment of pipeline infrastructure or the permitting of liquified natural gas export facilities. Climate change related litigation risks are also increasing, as a number of cities, local governments, and other plaintiffs have sought to bring suit against the largest oil and natural gas exploration and production companies in state or federal court, alleging, among other things, that such companies created public nuisances by producing fuels that contributed to global warming effects, such as rising sea levels. Such litigation alleges that these companies are therefore responsible for roadway and infrastructure damages caused by the effects of climate change. Additionally, some litigation alleges that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts.
There are also increasing financial risks for fossil fuel producers, as stockholders and bondholders currently invested in fossil fuel energy companies concerned about the potential effects of climate change may elect in the future to shift some or all of their investments into non-fossil fuel energy related sectors. Institutional investors who provide financing to fossil fuel energy companies also have become more attentive to sustainability lending practices and some of them may elect not to provide funding for fossil fuel energy companies. Additionally, the lending and investment practices of institutional lenders have been the subject of intensive lobbying efforts in recent years, oftentimes public in nature, by environmental activists, proponents of the international Paris Agreement, and foreign citizenry concerned about climate change not to provide funding for fossil fuel producers. Limitation of investments in and financings for fossil fuel energy re could result in the restriction, delay, or cancellation of drilling programs or development of production activities.
The adoption and implementation of any international, federal or state legislation, regulations or other regulatory initiatives that impose more stringent standards for GHG emissions from the oil and natural gas sector or otherwise restrict the areas in which this sector may produce oil and natural gas or generate GHG emissions could result in increased costs of compliance or costs of consuming, and thereby reduce demand for oil and natural gas, which could reduce demand for our services. Additionally, political, litigation, and financial risks may result in our oil and natural gas E&P customers restricting or cancelling production activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing their ability to continue to operate in an economic manner, which also could reduce demand for our services. One or more of these developments could have a material adverse effect on our business, financial condition and results of operation.
Finally, increasing concentrations of GHG in the atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods, rising sea levels and other climate events that could have an adverse effect on our operations and the operations of our E&P customers.
The ESA and MBTA laws and other restrictions intended to protect certain species of wildlife govern our and our customers’ operations and additional restrictions may be imposed in the future, which could have an adverse impact on our ability to expand some of our existing operations or limit our customers’ ability to develop new oil and natural gas wells.
Oil and natural gas E&P operations in our operating areas can be adversely affected by seasonal or permanent restrictions on drilling activities designed to protect various wildlife, which may limit our ability to operate in protected areas. Permanent restrictions imposed to protect endangered species could prohibit drilling in certain areas or require the implementation of expensive mitigation measures.
For example, the ESA restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and natural gas E&P customers operate, our and our customers’ abilities to conduct or expand operations and construct facilities could be limited, or we or our oil and natural gas E&P customers may be forced to incur material additional costs in order to conduct operations and construct facilities. Moreover, our customer’s drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species.
Moreover, the FWS may make determinations on the listing of species as endangered or threatened under the ESA and litigation with respect to the listing or non-listing of certain species as endangered or threatened may result in more fulsome protections for non-protected or lesser-protected species. For example, in 2015, the FWS decided to list the northern long-eared bat, whose range covers more than two-thirds of the states in the eastern and north-central regions of the U.S., as threatened rather than the more protective designation, endangered. However, a federal court decision issued in January 2020 found that the FWS failed to conduct a sufficient analysis that could have resulted in the bat being declared as endangered and the court remanded the listing decision to the FWS for a new determination on the species’ status. The designation of previously unidentified endangered or threatened species or the re-designation of under protected species could indirectly cause us to incur additional costs, cause our or our E&P customers’ operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands.
Technology advancements in drilling and well service technologies, including those involving hydraulic fracturing, could have a material adverse effect on our business, financial condition and results of operations.
The hydraulic fracturing and completions tool industry is characterized by rapid and significant technological advancements and introductions of new services using new technologies. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or services at all, on a timely basis or at an acceptable cost. New technology could also make it easier for our oil and natural gas E&P customers to vertically integrate their operations, thereby reducing or eliminating the need for our services. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.
Seasonal weather conditions, natural disasters and public health crises could severely disrupt normal operations and harm our business.
Our operations are located in different regions of the United States. Some of these areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. The exploration activities of our customers may also be affected during such periods of adverse weather conditions. Additionally, extended drought conditions in our operating regions could impact our or our customers’ ability to source sufficient water or may increase the cost for such water. As a result, a natural disaster or any inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations. Furthermore, if the area in which we operate or the market demand for oil and natural gas is affected by a public health crisis, such as the coronavirus, or other similar catastrophic event outside of our control, our business and operating results could suffer. At this point, the extent to which such event may impact our results is uncertain.
Certain of our service lines may be concentrated in particular geographic regions, which could exacerbate any negative performance of those service lines to the extent those service lines perform poorly.
We have historically focused our pressure pumping services in the Mid-Continent and Rocky Mountain regions. During periods of adverse weather, difficult market conditions or slowdowns in oil and natural gas exploration in these geographic regions, the decreased revenues, difficulty in obtaining access to financing and increased funding costs we experience may be exacerbated by the geographic concentration of our completion and production operations. We could experience any of these conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have more geographically diversified operations. Such delays or interruptions could have a material adverse effect on our business, financial condition and results of operations.
We may be subject to interruptions or failures in our information technology systems.
We rely on sophisticated information technology systems and infrastructure to support our business, including process control technology. Any of these systems may be susceptible to outages due to fire, floods, power loss, telecommunication failures, usage errors by employees, computer viruses, cyberattacks or other security breaches or similar events. The failure of any of our information technology systems may cause disruptions in our operations, which could adversely affect our ability to provide our services and thus our sales and profitability.
We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.
The oil and natural gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. As cyber incidents continue to evolve, we will likely be required to expend additional resources to continue to modify or enhance our protective measures, or to investigate and remediate any vulnerability to cyber incidents. Our systems and insurance coverage for cyber incidents, including deliberate attacks, may not be sufficient to cover all of the losses we may experience as a result of such cyberattacks.

If we are unable to fully protect our intellectual property rights, we may suffer a loss in our competitive advantage or market share.
We do not have patents or patent applications relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.
We may be adversely affected by disputes regarding intellectual property rights of third parties.
Third parties from time to time may initiate litigation against us by asserting that the conduct of our business infringes, misappropriates or otherwise violates intellectual property rights. We may not prevail in any such legal proceedings related to such claims, and our services may be found to infringe, impair, misappropriate, dilute or otherwise violate the intellectual property rights of others. If we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using the infringing products or technology. Any legal proceeding concerning intellectual property could be protracted and costly regardless of the merits of any claim, would be inherently unpredictable and could have a material adverse effect on our financial condition, regardless of its outcome.
If we were to discover that our technologies infringe valid intellectual property rights of third parties, we may need to obtain licenses from these parties or substantially re-engineer our technologies in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our technologies successfully. If our inability to obtain required licenses for certain technologies or products prevents us from using the infringed technologies or products, our business, financial condition and results of operations could be materially adversely impacted.
A terrorist attack, armed conflict or vandalism could harm our business.
The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies, could prevent us from meeting our financial and other obligations. Additionally, destructive forms of protest and opposition by activists and other disruptions, including acts of sabotage or eco-terrorism against oil and natural gas development and production activities could potentially result in personal injury to persons, damages to property, natural resources or the environment, or lead to extended interruptions of our or our customers’ operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks or vandalism, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.
We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.
We have entered into a significant number of transactions with related parties. The details of certain of these transactions are set forth in the section “Certain Relationships and Related Transactions, and Director Independence.” Related-party transactions create the possibility of conflicts of interest with regard to our management, including that:
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we may enter into contracts between us, on the one hand, and related parties, on the other, that are not as a result of arm’s-length transactions;

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our executive officers and directors that hold positions of responsibility with related parties may be aware of certain business opportunities that are appropriate for presentation to us as well as to such other related parties and may present such business opportunities to such other parties; and

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our executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time.

Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related-party transactions could impair the confidence of our investors. Our Board of Directors (the “Board of Directors” or “Board”) regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our business, financial condition and results of operations.
We may record losses or impairment charges related to idle assets or assets that we sell.
Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that negatively impact our financial results. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.
We may be required to take write-downs of the carrying values of our long-lived assets.
We evaluate our long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and other intangible assets. We incurred impairment charges of $41.6 million for the year ended December 31, 2019 related to our wireline and pressure pumping services, and could incur further impairments in the future.
The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we are required to comply with laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of the New York Stock Exchange (the “NYSE”). Complying with these statutes, regulations and requirements occupies a significant amount of time of our Board of Directors and management and significantly increases our costs and expenses. We are required to:
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institute a more comprehensive compliance function;

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comply with rules promulgated by the NYSE;

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continue to prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;

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establish internal policies, such as those relating to insider trading; and

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involve and retain to a greater degree outside counsel and accountants in the above activities.

Specifically, Sarbanes-Oxley requires that we maintain effective disclosure controls, procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC, is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in reports under the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Any failure to develop or maintain effective controls could adversely affect the results of periodic management evaluations. In the event that we are not able to demonstrate compliance with Sarbanes-Oxley, that our internal control over financial reporting is perceived as inadequate, or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline.
Sarbanes-Oxley requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. This assessment includes the disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we continue to dedicate internal resources and utilize outside consultants in order to continue to execute a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. If material weaknesses are identified in the future or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated, we could receive an adverse opinion regarding our internal controls over financial reporting from our accounting firm, if and when required, and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, which could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We cannot assure you that there will not be material weaknesses or significant deficiencies in our disclosure controls or our internal controls over financial reporting in the future. For so long as we remain as an emerging growth company, our accounting firm will not be required to provide an opinion regarding our internal controls over financial reporting.
In addition, being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers.
Our stock price may be volatile.
The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:
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quarterly variations in our financial and operating results;

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the public reaction to our press releases, our other public announcements and our filings with the SEC;

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strategic actions by our competitors;

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changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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speculation in the press or investment community;

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the failure of research analysts to cover our common stock;

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sales of our common stock by us, our Principal Stockholders (as defined below) or other stockholders, or the perception that such sales may occur;

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changes in accounting principles, policies, guidance, interpretations or standards;

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additions or departures of key management personnel;

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actions by our stockholders;

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general market conditions, including fluctuations in commodity prices;

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domestic and international economic, legal and regulatory factors unrelated to our performance; and

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the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.
The Principal Stockholders have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.
Investment funds managed by Quintana Capital Group (“Quintana”), Archer Well Company Inc. (“Archer”), Geveran Investments Limited and its affiliates (“Geveran”), Robertson QES Investment LLC (“Robertson QES”) and Corbin J. Robertson, Jr. (“Mr. Robertson” and, together with Quintana, Archer, Geveran, and Robertson QES, the “Principal Stockholders”), own, on a combined basis, approximately 75.7% of our voting stock as of March 1, 2020. As a result, on a combined basis, the Principal Stockholders are able to control matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of the Principal Stockholders with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.
Given this concentrated ownership, the Principal Stockholders would have to approve any potential acquisition of us. The existence of significant stockholders may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. Moreover, the Principal Stockholders’ concentration of stock ownership may adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.
In addition, our second amended and restated equity rights agreement (the “Equity Rights Agreement”), provides Quintana with the right to appoint two directors to our Board of Directors, provides Archer with the right to appoint two directors to our Board of Directors and provides Geveran with the right to appoint one director to our Board of Directors. Pursuant to the Equity Rights Agreement, the Principal Stockholders are also deemed a “group” for purposes of certain rules and regulations of the SEC. As a result, we are a controlled company within the meaning of the NYSE corporate governance standards.
Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities. Certain of our directors, who are responsible for managing the direction of our operations, hold positions of responsibility with other entities (including affiliated entities) that are in the oil and natural gas industry. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors’ business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Transactions, and Director Independence.”
Quintana, Archer and their respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Quintana or Archer to benefit from corporate opportunities that might otherwise be available to us.
Our governing documents provide that we renounce any interest and expectancy in any business opportunity that may be from time to time presented to Quintana or Archer or their respective affiliates,

and that Quintana and Archer and their respective affiliates (including their portfolio investments) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things:
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permits Quintana and Archer, and their respective affiliates, to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

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provides that if Quintana or Archer or their respective affiliates, or any employee, partner, member, manager, officer or director of Quintana or Archer, or their respective affiliates, who is also one of our directors or officers, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

Quintana or Archer, or their respective affiliates, may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, Quintana and Archer, and their respective affiliates, may dispose of oil and natural gas properties or other assets in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to Quintana and Archer, and their respective affiliates, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours.
A significant reduction by any of the Principal Stockholders of their respective ownership interests in us could adversely affect us.
We believe that the Principal Stockholders’ ownership interests in us provide each of them with an economic incentive to assist us to be successful. None of the Principal Stockholders are subject to any obligation to maintain their respective ownership interest in us and may elect at any time to sell all or a substantial portion of or otherwise reduce their respective ownership interest in us. If any of the Principal Stockholders sell all or a substantial portion of their respective ownership interest in us, such Principal Stockholder may have less incentive to assist in our success and such Principal Stockholders’ affiliate(s) that are expected to serve as members of our Board of Directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our business, financial condition and results of operations.
Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.
Our amended and restated certificate of incorporation authorizes our Board of Directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our Board of Directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:
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after we cease to be a controlled company, dividing our Board of Directors into three classes of directors, with each class serving staggered three-year terms, other than directors which may be elected by holders of our preferred stock, if any;

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after we cease to be a controlled company, providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of one or more series of our preferred stock, be filled only by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);
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after we cease to be a controlled company, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of our preferred stock with respect to such series;

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after we cease to be a controlled company, our certificate of incorporation and bylaws may be amended by the affirmative vote of the holders of not less than 66% of our then outstanding common stock;

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after we cease to be a controlled company, permitting special meetings of our stockholders to be called only by our Board pursuant to a resolution adopted by the affirmative vote of a majority of the members of the board of directors serving at the time of such vote (prior to such time, a special meeting may also be called at the request of stockholders holding a majority of the then outstanding shares entitled to vote);

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providing that, after we cease to be a controlled company, the affirmative vote of the holders of not less than 66% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, is required to remove any or all of the directors from office at any time, and directors will be removable only for “cause”;

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prohibiting cumulative voting by our stockholders on all matters;

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establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

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granting our Board the ability to authorize undesignated preferred stock;

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providing the Board the sole power to change, by a resolution of the Board, the authorized number of directors constituting our Board; and

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expressly authorizing our Board to adopt, alter or repeal our bylaws.

Our amended and restated certificate of incorporation also contains a provision that provides us with protections similar to Section 203 of the Delaware General Corporation Law (the “DGCL”), and prevents us from engaging in a business combination, such as a merger, with a person or group who acquires at least 15% of our voting stock for a period of three years from the date such person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved as prescribed in our amended and restated certificate of incorporation. However, our amended and restated certificate of incorporation also provides that our Principal Stockholders and any persons to whom our Principal Stockholders sell their common stock will be excluded from the definition of “interested stockholder”.
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.
We do not intend to pay cash dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
We do not plan to declare cash dividends on shares of our common stock in the foreseeable future. Additionally, our ABL Facility places certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us may be if you sell your common stock at a price greater than you paid for it. There is no guarantee that the price of our common stock that will prevail in the market will ever exceed the price at which you purchased your shares of common stock.
Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
We may sell additional shares of common stock in subsequent public offerings or may issue additional shares of common stock or convertible securities. We have 33,809,640 shares of our common stock outstanding as of February 28, 2020.
In connection with our IPO, on February 14, 2018, we filed a registration statement with the SEC on Form S-8 providing for the registration of 5,257,215 shares of our common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.
Additionally, on December 21, 2018, pursuant to our contractual obligations under the Registration Rights Agreement, dated February 13, 2018, by and among the Company and certain of the Principal Stockholders, the Company filed a selling stockholder shelf registration statement on Form S-1 with the SEC and registered 25,654,384 shares of our common stock, par value $0.01 per share, which may be offered for sale from time to time by the selling stockholders named therein (the “December 2018 Form S-1”). The shares of our common stock covered by the December 2018 Form S-1 were issued by us to the selling stockholders in the corporate reorganization connected to our IPO or were purchased by the selling stockholders in our IPO, which closed on February 13, 2018. We are not selling any shares of common stock pursuant to the December 2018 Form S-1 and will not receive any proceeds from the sale of any shares of common stock by the selling stockholders. We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and/or sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.
We may issue preferred stock whose terms could adversely affect the voting power or value of our common stock.
Our amended and restated certificate of incorporation authorizes our Board of Directors to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our Board of Directors may determine.
The terms of one or more classes or series of our preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of a class or series of our preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.
The Principal Stockholders own, on a combined basis, a majority of the combined voting power of all classes of our outstanding voting stock. Additionally, the Principal Stockholders are deemed a group for purposes of certain rules and regulations of the SEC as a result of the Equity Rights Agreement. As a result, we are a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:
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a majority of the board of directors consist of independent directors as defined under the rules of the NYSE;

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the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. We intend to utilize some or all of these exemptions. For example, while not currently mandatory given our controlled company status, we have voluntarily established a compensation committee as of the closing of our IPO. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.
We are classified as an emerging growth company under the Tax Cuts and Jobs Act of 2017 (the “JOBS Act”). For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley; (ii) comply with any new requirements adopted by the Public Company Accounting Oversight Board (“PCAOB”) requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common stock held by non-affiliates, or issue more than $1.07 billion of non-convertible debt over a three-year period.
To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our common stock to be less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
As a smaller reporting company, we cannot be certain if such reduced disclosure will make our common stock less attractive to investors.
We are currently a “smaller reporting company” as defined in the Exchange Act, and are thus allowed to provide simplified executive compensation disclosures in our filings, are exempt from the provisions of Section 404(b) of Sarbanes-Oxley requiring that an independent registered public accounting firm provide an attestation report on the effectiveness of internal control over financial reporting and have certain other reduced disclosure obligations with respect to our SEC filings. We will remain a “smaller reporting company” until the aggregate market value of our outstanding common stock held by non-affiliates as of the last business day our recently completed second fiscal quarter is over $250 million. We cannot predict—whether investors will find our common stock less attractive because of our reliance on any of these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.
Item 1.B   Unresolved Staff Comments
None
Item 2.   Properties
We currently lease our corporate headquarters, which is located at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002. We currently own or lease the following additional material facilities:
	Leased or Owned	Expiration of Lease
Directional Drilling
Midland, TX	Leased	6/30/2022
Midland, TX	Leased	12/31/2021
Oklahoma City, OK	Leased	6/30/2026
Willis, TX	Owned	N/A
Willis, TX	Leased	Month-to-Month
Mills, WY	Leased	10/31/2026
Morgantown, WV	Leased	Month-to-Month
Pressure Pumping
Gillette, WY	Leased	11/30/2021
Ponca City, OK	Owned-Held for Sale	N/A
Union City, OK	Owned	N/A
Chanute, KS	Owned	N/A
Pressure Control
Williston, ND	Owned	N/A
Greeley, CO	Owned	N/A
Odessa, TX	Leased	03/31/2021
Victoria, TX	Owned	N/A
Longview, TX	Owned	N/A
Arnett, OK	Owned	N/A
Elk City, OK	Leased	04/30/2027
Oklahoma City, OK	Leased	12/12/2026
Wireline
Guthrie, OK	Owned-Held for Sale	N/A
Levelland, TX	Owned	N/A
Odessa, TX	Leased	03/31/2021
Cresson, TX	Owned	N/A
Fort Worth, TX	Leased	12/31/2020
We believe that our facilities are adequate for our current operations.

Item 3.   Legal Proceedings
Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.
Item 4.   Mine Safety Disclosures
Not applicable.
Item 5.
Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information
In connection with our IPO, our common stock began trading on the NYSE under the symbol “QES” on February 9, 2018.
As of February 28, 2020, we had approximately 33,809,640 shares of common stock outstanding and 33 stockholders of record. The number of record holders does not include persons who held shares of our common stock in nominee or “street name” accounts through brokers.
Dividend Policy
We do not anticipate declaring or paying cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our Board of Directors and will depend upon then existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our Board of Directors may deem relevant. In addition, our ABL Facility places restrictions on our ability to pay cash dividends to holders of our common stock. For more information on our ABL Facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations-ABL Facility” below.
Recent Sales of Unregistered Securities
The Company has had no unregistered sales of equity securities not previously reported.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Under our $6.0 million common stock repurchase program approved by the Board on August 8, 2018, repurchases can be made from time to time in the open market or privately negotiated transactions based on market conditions and corporate, regulatory and other relevant considerations. The program may be modified or suspended at any time in the Company’s discretion. As of December 31, 2019, the Company had purchased 867,281 shares for an aggregate of $2.6 million over the life of this program.
The following table includes repurchases made under these programs during the fourth quarter of 2019.
2019	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
October	69,163	$1.81	69,163	$3,728
November	52,163	$2.11	52,163	$3,618
December	76,556	$2.88	76,556	$3,398
Total	197,882		197,882

(1)
On August 8, 2018, our Board of Directors approved a $6.0 million stock repurchase program authorizing us to repurchase common stock in the open market. The timing and amount of stock repurchases will depend on market conditions and corporate, regulatory and other relevant considerations. Repurchases may be commenced or suspended at any time without notice. The program does not obligate QES to purchase any particular number of shares of common stock during any period or at all, and the program may be modified or suspended at any time, subject to the Company’s insider trading policy, at the Company’s discretion.

For the years ended December 31, 2019 and 2018, approximately 197,319 and 134,552 shares, respectively were withheld from certain executives and employees under the terms of our share-based compensation agreements to provide funds for the payment of payroll and income taxes due at vesting of restricted stock awards.
Item 6.   Selected Financial Data
As a smaller reporting company, we are not required to provide the disclosure required by this Item.

Item 7.   Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with the historical consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K (“Annual Report”). This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this Annual Report.
Overview
We are a diversified oilfield services provider of leading onshore oil and natural gas exploration and production (“E&P”) companies operating in conventional and unconventional plays in all of the active major basins throughout the United States. We classify the services we provide into four reportable segments: (1) Directional Drilling, (2) Pressure Pumping, (3) Pressure Control and (4) Wireline.
Our Directional Drilling segment enables efficient drilling and guidance of the horizontal section of a wellbore using our technologically-advanced fleet of downhole motors and 115 measurement while drilling (“MWD”) kits. Our pressure pumping services include hydraulic fracturing, cementing and acidizing services, and such services are supported by a high-quality pressure pumping fleet of approximately 253,150 hydraulic horsepower (“HHP”) as of December 31, 2019. Our primary pressure pumping focus is on large hydraulic fracturing jobs. Our pressure control services include various forms of well control, completions and workover applications through our 24 coiled tubing units 10 of which are 2.375 inch or larger (“Large Diameter”), 36 rig-assisted snubbing units and ancillary equipment. As of December 31, 2019, our wireline services included 33 wireline units providing a full range of pump-down services in support of unconventional completions, and cased-hole wireline services enabling reservoir characterization.
The Company was incorporated as a corporation in Delaware on April 13, 2017. This Annual Report includes results for the first quarter of 2018 for our accounting Predecessor, Quintana Energy Services LP (“QES LP” or our “Predecessor”), which was formed as a Delaware partnership on November 3, 2014. In connection with our initial public offering (the “IPO”), we became the holding company for QES LP and its subsidiaries.
How We Generate Revenue and the Costs of Conducting Our Business
Our core businesses depend on our customers’ willingness to make expenditures to produce, develop and explore for oil and natural gas in the United States. Industry conditions are influenced by numerous factors, such as the supply of and demand for oil and natural gas, domestic and worldwide economic conditions, political instability in oil producing countries and merger and divestiture activity among oil and natural gas producers. The volatility of the oil and natural gas industry and the consequential impact on E&P activity could adversely impact the level of drilling, completion and workover activity by some of our customers. This volatility affects the demand for our services and the price of our services.
We derive a majority of our revenues from services supporting oil and natural gas operations. As oil and natural gas prices fluctuate significantly, demand for our services correspondingly change as our customers must balance expenditures for drilling and completion services against their available cash flows. Because our services are required to support drilling and completions activities, we are also subject to changes in spending by our customers as oil and natural gas prices fluctuate.
During the fourth quarter of 2018, WTI prices began a downward trend falling approximately 38.6% to $45.15 per Bbl on December 28, 2018. Shortly following the drop in WTI prices, the Baker Hughes land rig count fell by 7.1% for the first quarter of 2019. For the year ended 2019 rig counts dropped a total of 277 rigs from 1052 rigs to 775 rigs, or a 26.3% decrease, compared to the prior year ended December 31, 2018. As of March 2, 2020, WTI closed at $46.75 per Bbl and the lower 48 U.S. land rig count decreased, 17 rigs, or 2.2%, to 758 rigs since December 31, 2019 further extending a trend of declining rig count from a high point of 1052 rigs in early 2019.

Crude oil prices increased 13.0% sequentially during the fourth quarter of 2019. WTI increased $15.99, or 35.4%, to $61.14 per Bbl on December 31, 2019, compared to the closing price on December 28, 2018 of $45.15 per Bbl. The rise in crude oil prices had a moderately positive impact on our fourth quarter 2019 consolidated results of operations, particularly those tied to activity in the U.S. shale play regions. Prices have continued to be volatile during the first quarter of 2020, ranging from $63.27 per Bbl to $44.76 per Bbl. If the current pricing environment for crude oil does not continue to improve, or returns to the pricing trends seen during the end of 2018, our customers may be required to further reduce their capital expenditures, causing additional declines in the demand for, and prices of, our services, which would adversely affect our future results of operations, cash flows and financial position.
The volatility in crude oil prices during 2019 had an overall negative impact on our consolidated results of operations for 2019, particularly those tied to activity in the U.S. shale play regions. We experienced decreases in demand for our pressure pumping and wireline services in particular. Due to the decrease in pressure pumping demand, we deactivated three of our pressure pumping hydraulic fracturing fleets during 2019, one in January 2019, one in March 2019 and another fleet in November 2019. As of March 1, 2020, we have redeployed the second fleet in response to customer demand.
These decreases in demand for pressure pumping and wireline services were partially offset by increases in demand for our directional drilling services compared to the same period of 2018. From the fourth quarter of 2018 through the fourth quarter of 2019, our Directional Drilling business segment increased the monthly average number of days we provided services to rigs and earned revenues during the period, including days that standby revenues were earned (“rig days”) by 13.9%, while improving our day rates by 16.0% compared to the comparable period in the previous year.
Directional Drilling:   Our Directional Drilling segment provides the highly technical and essential services of guiding horizontal and directional drilling operations for E&P companies. We offer premium drilling services including directional drilling, horizontal drilling, under balanced drilling, MWD and rental tools. Our package also offers various technologies, including our positive pulse MWD navigational tool asset fleet, mud motors and ancillary downhole tools, as well as electromagnetic navigational systems. We also provide a suite of integrated and related services, including downhole rental tools. We generally provide directional drilling services on a day rate or hourly basis. We charge prevailing market prices for the services provided in this segment, and we may also charge fees for set up and mobilization of equipment depending on the job. Generally, these fees and other charges vary by location and depend on the equipment and personnel required for the job and the market conditions in the region in which the services are performed. In addition to fees that are charged during periods of active directional drilling, a stand-by fee is typically agreed upon in advance and charged on an hourly basis during periods when drilling must be temporarily ceased while other on-site activity is conducted at the direction of the operator or another service provider. We will also charge customers for the additional cost of oilfield downhole tools and rental equipment that is involuntarily damaged or lost-in-hole. Proceeds from customers for the cost of oilfield downhole tools and other equipment that is involuntarily damaged or lost-in-hole are reflected as product revenues.
Although we do not typically enter into long-term contracts for our services in this segment, we have long standing relationships with our customers in this segment and believe they will continue to utilize our services. As of December 31, 2019, 85.7% of our directional drilling activity was tied to “follow-me rigs,” which involve non-contractual, generally recurring services as our Directional Drilling team members follow a drilling rig from well-to-well or pad-to-pad for multiple wells or pads, and in some cases, multiple years. With increasing use of pad drilling and reactivation of rigs during 2018 and subsequent decline in drilling activity in 2019, we have decreased the number of “follow me rigs” from approximately 82 as of December 31, 2018 to 56 as of December 31, 2019.
Our Directional Drilling segment accounted for approximately 47.1%, 31.9% and 33.2% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Pressure Pumping:   Our Pressure Pumping segment provides hydraulic fracturing services including hydraulic fracturing stimulation, cementing and acidizing services. The majority of the revenues generated in this segment are derived from hydraulic fracturing services in the Permian Basin, Mid-Continent and Rocky Mountain regions. During the fourth quarter of 2019, 85.9% of Pressure Pumping revenues were generated by 1.3 active hydraulic fracturing fleets, consistent with the same period in 2018. For the years ended December 31, 2019, 2018 and 2017, 91.6%, 93.5% and 92.2% of Pressure Pumping revenues were generated by an annual average of 2.1 hydraulic fracturing fleets, 3.5 hydraulic fracturing fleets and 2.3 hydraulic fracturing fleets, respectively.
Our hydraulic fracturing services are based upon a purchase order, contract or on a spot market basis. Services are bid on a stage rate or job basis (for fracturing services) or job basis (for cementing and acidizing services), contracted or hourly basis. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Customers are charged for the services performed on location and mobilization of the equipment to the location. Additional revenue can be generated through product sales of some materials that are delivered as part of the service being performed.
During the third quarter of 2019, the Company sold its legacy conventional pressure pumping operations in Kansas and Bartlesville, Oklahoma to Hurricane Services Inc., a privately-held oilfield service company based in Wichita, Kansas, for gross cash consideration of $4.4 million. The sale allowed us to streamline the needs of our unconventional pressure pumping and cementing customers.
During the third quarter of 2019, Pressure Pumping recognized a non-cash impairment loss and restructuring charges of $34.2 million and $1.8 million respectively. For more information on our impairment and restructuring activity, please see “Note 2 — Impairments and Other Charges.”
Our Pressure Pumping segment accounted for approximately 18.6%, 35.4% and 35.0% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Pressure Control:   Our Pressure Control segment provides a wide scope of Pressure Control services, including coiled tubing, rig assisted snubbing, nitrogen, fluid pumping and well control services.
Our coiled tubing units are used in the provision of unconventional completion services or in support of well-servicing and workover applications. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other pressure control or well-servicing applications.
Jobs for our pressure control services are typically short-term in nature and range from a few hours to multiple days. Customers are charged for the services performed and any related materials (such as friction reducers and nitrogen materials) used during the course of the services, which are reported as product sales. We may also charge for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job and other miscellaneous materials.
Our Pressure Control segment accounted for approximately 22.0%, 20.3% and 20.5% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.
Wireline:   Our Wireline segment principally works in connection with hydraulic fracturing services in the form of pump-down services for setting plugs between hydraulic fracturing stages, as well as with the deployment of perforation equipment in connection with “plug-and-perf” operations. We offer a full range of other pump-down and cased-hole wireline services. We also provide cased-hole production logging services, injection profiling, stimulation performance evaluation and water break-through identification via this segment. In addition, we provide industrial logging services for cavern, storage and injection wells.
We provide our wireline services on a spot market basis or subject to a negotiated pricing agreement. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to a few weeks. We typically charge the customer for these services on a per job basis at agreed-upon spot market rates.
During the third quarter of 2019, our Wireline segment recognized a non-cash impairment loss and restructuring charges of $2.0 million and $1.8 million, respectively. For more information on our impairment and restructuring activity, please see “Note 2 — Impairments and Other Charges.”
Our Wireline segment accounted for approximately 12.3%, 12.4% and 11.4% of our revenues for the years ended December 31, 2019, 2018 and 2017, respectively.

How We Evaluate Our Operations
Our management team utilizes a number of measures to evaluate the results of operations and efficiently allocate personnel, equipment and capital resources. We evaluate our segments primarily by asset utilization, revenue and Adjusted EBITDA.
For each of our business services segments, we measure our utilization levels primarily by the total number of days that our asset base works on a monthly basis, based on the available working days per month. We generally consider an asset to be working such days that it is at or in transit to a job location. Undue reliance should not be placed on utilization as an indicator of our financial or operating performance because depending on the type of service performed, requirements of the job as well as competitive factors, revenue and profitability can vary from job to job.
Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. Adjusted EBITDA is not a measure of net income or cash flows as determined by GAAP. We define Adjusted EBITDA as net income (loss) plus income taxes, net interest expense, depreciation and amortization, impairment charges, net (gain)/loss on disposition of assets, stock based compensation, transaction expenses, rebranding expenses, settlement expenses, severance expenses, restructuring expenses and equipment stand-up expense.
We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Adjusted EBITDA” below.
Items Affecting the Comparability of our Future Results of Operations to our Historical Results of Operations
The historical financial results of our Predecessor discussed below may not be comparable to our future financial results for the reasons described below.
•
During 2017, we sold select pressure pumping and wireline assets for aggregate sale proceeds of $27.6 million. During 2018 we completed strategic investments of approximately $30.0 million to expand our hydraulic fracturing fleet and our fleet of Large Diameter coiled tubing units. While we expect continued growth, expansions and strategic divestitures in the future, it is likely such growth, expansions and divestitures will be economically different from the acquisitions and divestitures discussed above, and such differences in economics will impact the comparability of our future results of operations to our historical results.

•
QES is subject to U.S. federal and state income taxes as a corporation. Our Predecessor was treated as a flow-through entity for U.S. federal income tax purposes, and as such, was generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income was passed through to its partners. Accordingly, the financial data attributable to our Predecessor contains no expense for U.S. federal income taxes or income taxes in any state or locality (other than franchise tax in the State of Texas).

•
Our IPO served as a vesting event under the phantom unit awards granted under our Predecessor’s 2015 and 2017 LTIP Plans. As a result, certain of our Predecessor’s phantom unit awards fully vested and were settled in connection with the IPO and additional phantom unit awards will fully vest and be settled according to their vesting schedules. We recognized $17.9 million of stock-based compensation expense for the year ended December 31, 2018. Stock-based compensation expense of approximately $10.0 million associated with these phantom unit awards was recognized for the year ended December 31, 2018. See “Note 1 — Organization and Nature of Operations and Basis of Presentation” for additional details on our IPO and related phantom unit awards.
•
As we continue to implement controls, processes and infrastructure applicable to companies with publicly traded equity securities, it is likely that we will incur additional selling, general and administrative (“G&A”), expenses relative to historical periods.

•
During the third quarter of 2019 the Company sold one of its legacy conventional pressure pumping operations in Kansas and Bartlesville, Oklahoma to Hurricane Services Inc., a privately-held oilfield service company based in Wichita, Kansas, for gross cash consideration of $4.4 million. The sale allowed us to streamline the needs of our unconventional pressure pumping and cementing customers.

Recent Trends and Outlook
Demand for our services is predominantly influenced by the level of drilling and completion activity by E&P companies (“operators”), which is driven largely by the current and anticipated profitability associated with developing oil and natural gas reserves.
Market volatility remains present. WTI prices dropped significantly at the end of 2018 to end the year at $45.15. During 2019 WTI prices remained volatile to end 2019 at $61.14. Despite WTI’s gains during 2019, investor sentiment contributed to the moderation of 2020 budgets for operators as they appear to shift strategies from production growth to operating within cash flow and generating returns. Prices have continued to be volatile during the first quarter of 2020, ranging from $63.27 per Bbl to $44.76 per Bbl. As of March 2, 2020, WTI closed at $46.75 per Bbl and the lower 48 U.S. land rig count decreased, 17 rigs, or 2.2%, to 758 rigs since December 31, 2019 further extending a trend of declining rig count from a high point of 1052 rigs in early 2019.
While these developments may have caused near-term budget constraints for our customers, we believe this is a positive sign for the long-term prospects of our industry. If widely implemented, this strategic shift may moderate volatility in demand for our services, which over time could drive improvement for our results of operations and financial condition.
We believe the mix of moderated 2019 budgets, a shifting strategy for operators to remain within cash flow, and the takeaway constraints in the Permian Basin reduced overall drilling and completions activity levels during 2019. We have seen the slowdown impact adjacent basins as hydraulic fracturing fleets migrated from the Permian Basin placing pressure on Mid-Continent region pricing. We believe, however, that there are several catalysts that could increase demand for our services from their current levels, including a constructive commodity price environment, improvements to takeaway capacity constraints in the Permian Basin and a material inventory of drilled but uncompleted wells. In early 2019, we started providing hydraulic fracturing services in the Permian Basin and currently provide services in the Permian Basin, the Mid-Continent Basin and the Rockies.
We continue to operate in a challenging market and heightened competition, rig declines, large-scale consolidation among our customers, increased volatility and customer budget exhaustion has put pressure on our businesses. In light of these challenging conditions, the Company remains focused on (i) maintaining market share via our best in class service offering and superior execution in the field, (ii) maximizing profitable activity, including high-grading customers in an effort to increase utilization and efficiencies and improve margins as well as optimizing our cost structure, and (iii) continuing our capital spending prudence and maintaining a conservative balance sheet. We reduced our net debt balance by 60.9%, or $9.8 million, to $6.3 million as of December 31, 2019 from $16.1 million in the comparable period in the prior year.
Additionally, we remain disciplined in evaluating potential growth opportunities, and will continue to focus on rationalizing unutilized assets and high grading our fleet to create value for shareholders. In the third quarter of 2019, we sold five of our legacy pressure pumping locations for $4.4 million allowing us to streamline our operations and focus on the needs of our unconventional pressure pumping and cementing customers as well as further optimize our cost structure. This means continued optimization of our cost structure, while also maintaining an asset base and geographic presence that will enable us to fully participate in the eventual market upturn.
Beyond cost reductions, we have also actively pursued opportunities in adjacent geographic markets in an effort to attain better pricing, utilization and margins.
From a consolidated perspective, we expect customer activity to stabilize and recover leading into the first quarter of 2020. We will continue to focus on asset rationalization and evaluation of our cost structure, and maintaining a strong balance sheet and considerable liquidity should weak conditions persist for an extended period of time.
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
The following tables provide selected operating data for the periods indicated. (in thousands except Other Operational Data).
	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenues:	$484,283	$604,354	$438,033
Costs and expenses:
Direct operating costs	411,724	503,026	361,465
General and administrative	55,137	62,756	44,000
Depreciation and amortization	49,519	46,683	45,687
Gain on disposition of assets	(1,914)	(2,375)	(2,639)
Impairment and other charges	41,559	—	—
Operating loss	(71,742)	(5,736)	(10,480)
Non-operating loss expense:
Interest expense	(3,213)	(11,825)	(11,251)
Other (expense) income	(37)	—	666
Loss before income tax	(74,992)	(17,561)	(21,065)
Income tax expense	(444)	(621)	(91)
Net loss	$(75,436)	$(18,182)	$(21,156)

	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Segment Adjusted EBITDA:
Directional Drilling	$34,093	$23,694	$17,498
Pressure Pumping	(5,053)	28,700	27,784
Pressure Control	10,958	18,389	6,539
Wireline	(1,085)	1,362	(1,794)
Adjusted EBITDA(1)	$27,335	$60,232	$41,226
Other Operational Data:
Directional drilling rig days(2)	19,335	18,252	14,407
Average monthly directional rigs on revenue(3)	69	69	58
Total hydraulic fracturing stages	2,598	4,181	2,993
Average hydraulic fracturing revenue per stage	$31,865	$47,874	$47,189

(1)
Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Adjusted EBITDA” below.

(2)
Rig days represent the number of days we are providing services to rigs and are earning revenues during the period, including days that standby revenues are earned.

(3)
Rigs on revenue represents the average number of rigs earning revenue during a given time period, including days that standby revenues are earned.

Adjusted EBITDA
Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies.
Adjusted EBITDA is not a measure of net income or cash flows as determined by GAAP. We define Adjusted EBITDA as net income (loss) plus income taxes, net interest expense, depreciation and amortization, impairment charges, net (gain) loss on disposition of assets, stock based compensation, transaction expenses, rebranding expenses, settlement expenses, severance expenses, restructuring expenses, impairment expenses and equipment stand-up expense.
We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.
The following table presents a reconciliation of the non-GAAP financial measures of Adjusted EBITDA to the most directly comparable GAAP financial measure for the year ended December 31, 2019, 2018 and 2017 (in thousands of U.S. dollars):
	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Adjustments to reconcile Adjusted EBITDA to net loss:
Net loss	$(75,436)	$(18,182)	$(21,156)
Income tax benefit	444	621	91
Interest expense	3,213	11,825	11,251
Other expense (income)	37	—	(666)
Depreciation and amortization	49,519	46,683	45,687
Gain on disposition of assets	(1,914)	(2,375)	(2,639)
Impairment and other charges (Note 2)	41,559	—	—
Non-cash stock based compensation	8,635	17,898	—
Rebranding expense(1)	16	322	9
Settlement expense(2)	1,056	825	3,680
Severance expense	206	235	243
Equipment and stand-up expense(3)	—	2,380	3,749
Transaction expense(4)	—	—	977
Adjusted EBITDA	$27,335	$60,232	$41,226

(1)
Relates to expenses incurred in connection with rebranding our segments.

(2)
For the year ended December 31, 2019, represents certain nonrecurring corporate professional fees related to contemplated mergers and acquisitions activities, legal fees for Fair Labor Standards Act (“FLSA”) claims and other non-recurring settlement expenses, of which approximately $1.1 million in general and administrative expenses. For 2018, represents legal fees for FLSA claims, facility closures and other non-recurring expenses that were recorded in general and administrative expenses. For 2017 relates to the non-recurring settlement of lease termination costs associated with the 2016 market downturn and a sales tax audit accrual and retention payments associated with the acquisition of the U.S. pressure pumping, directional drilling. wireline and pressure control businesses of Archer, of which $0.5 million was recorded in direct operating expenses and $3.1 million was recorded in general and administrative expenses, respectively.
(3)
Relates to equipment stand-up costs incurred in connection with the mobilization and redeployment of assets. For the year ended December 31, 2018, approximately $2.2 million was recorded in direct operating expenses and approximately $0.2 million was recorded in general and administrative expenses for the deployment of our fourth hydraulic fracturing fleet and upgrades of coiled tubing units to large diameter specification. For the year ended December 31, 2017, this primarily represents costs related to the deployment of our third hydraulic fracturing fleet, of which $2.2 million was recorded in direct operating expenses and $0.2 million was recorded in general and administrative expenses.

(4)
For the year ended December 31, 2017, represents professional fees related to investment banking, accounting and legal services associated with entering into the Former Term Loan (as defined in Item 7 — Liquidity and Capital Resources), of which $1.0 million was recorded in general and administrative expenses.

Revenue.   The following table provides revenues by segment for the periods indicated (in thousands of U.S. dollars):
	Year Ended
	December 31, 2019	December 31, 2018
Revenue:
Directional Drilling	$227,949	$192,491
Pressure Pumping	90,185	214,154
Pressure Control	106,594	122,620
Wireline	59,555	75,089
Total revenue	$484,283	$604,354
Revenue for the year ended December 31, 2019 decreased by $120.1 million, or 19.9%, to $484.3 from $604.4 for the year ended December 31, 2019. The change in revenue by segment was as follows:
Directional Drilling revenue increased by $35.4 million, or 18.4%, to $227.9 million for the year ended December 31, 2019, from $192.5 million for the year ended December 31, 2018. This increase was primarily attributable to a 5.2% increase in utilization, a 5.9% increase in rig days and an increase in revenue per day relative to the same period in 2018. Approximately 96.9% of our Directional Drilling segment revenue was derived from directional drilling and MWD activities for the year ended December 31, 2019 compared to 95.9% for the year ended December 31, 2018. The change in utilization and pricing accounted for 28.9% and 71.1% of the Directional Drilling revenue increase, respectively.
Pressure Pumping revenue decreased by $124.0 million, or 57.9%, to $90.2 million for the year ended December 31, 2019, from $214.2 million for the year ended December 31, 2018. This decrease was primarily attributable to a decrease in demand for hydraulic fracturing services in our areas of operation, which led to our stacking of three hydraulic fracturing fleets that occurred in January 2019, late March 2019 and October 2019 as opposed to our four hydraulic fracturing fleets that were in service during the year ended December 31, 2018. This drove a corresponding 37.9% decrease in stages to 2,598 for the year ended December 31, 2019. Additionally, we experienced a 33.4% decrease in average revenue per stage to $31,865 for the year ended December 31, 2019, from $47,874 for the year ended December 31, 2018, due to pricing pressure driven by the current competitive dynamics in the market. Approximately 91.6% of our Pressure Pumping segment revenue was derived from hydraulic fracturing services for the year ended December 31, 2019, compared to 93.5% for the year ended December 31, 2018.

Pressure Control revenue decreased by $16.0 million, or 13.1%, to $106.6 million for the year ended December 31, 2019, from $122.6 million for the year ended December 31, 2018. This decrease was primarily attributable to pricing in the market, which drove a 2.4% decrease in weighted average revenue per day to $21,357 for the year ended December 31, 2019. This was partially offset by increased well control activities, more actively deployed Large Diameter coiled tubing units compared to the same period in 2018 and increased weighted average utilization during the year ended December 31, 2019.
Wireline revenue decreased by $15.5 million, or 20.6%, to $59.6 million for the year ended December 31, 2019, compared to $75.1 million for the year ended December 31, 2018. Revenue days decreased by 38.2%, which was offset by a 29.7% increase in revenue per day for the year ended December 31, 2019. Approximately 83.0% of our Wireline segment revenue was derived from unconventional services for the year ended December 31, 2019, compared to 78.0% for the year ended December 31, 2018.
Direct operating expenses.   The following table provides our direct operating expenses by segment for the periods indicated (in thousands of U.S. dollars):
	Year Ended
	December 31, 2019	December 31, 2018
Direct operating expenses:
Directional Drilling	$179,614	$152,968
Pressure Pumping	87,846	182,709
Pressure Control	87,400	96,731
Wireline	56,864	70,618
Total direct operating expenses	$411,724	$503,026
Direct operating expenses for the year ended December 31, 2019 decreased by $91.3 million, or 18.2%, to $411.7 million, from $503.0 million for the year ended December 31, 2018. The change in direct operating expense was attributable to our segments as follows:
Directional Drilling direct operating expenses increased by $26.6 million, or 17.4%, to $179.6 million for the year ended December 31, 2019, from $153.0 million for the year ended December 31, 2018. This increase was primarily attributable an 5.9% increase in rig days to 19,335 over the same period in 2018, which in turn resulted in increased direct operating expenses for personnel and equipment.
Pressure Pumping direct operating expenses decreased by $94.9 million, or 51.9%, to $87.8 million for the year ended December 31, 2019, from $182.7 million for the year ended December 31, 2018. This decrease was primarily attributable to decreased activity driven by a 37.9% decrease in hydraulic fracturing stages completed to 2,598 stages compared to 4,181 stages completed in the year ended December 31, 2018, which resulted in reduced direct operating expense associated with materials, equipment and personnel costs. Pressure Pumping deactivated three hydraulic fracturing fleets, one in January 2019, one in late March 2019 and October 2019, resulting in one active fleet at December 31, 2019 compared to four active fleets at December 31, 2018. This reduction in active fleets and related direct operating expenses for personnel and equipment further contributed to lower direct operating expenses for the year ended December 31, 2019.
Pressure Control direct operating expenses decreased by $9.3 million or 9.6%, to $87.4 million for the year ended December 31, 2019, from $96.7 million for the year ended December 31, 2018. The decrease in Pressure Control’s direct operation expenses was primarily attributable to lower costs associated with personnel, equipment and consumables for the year ended December 31, 2019.
Wireline direct operating expenses decreased by $13.7 million, or 19.4%, to $56.9 million for the year ended December 31, 2019, from $70.6 million for the year ended December 31, 2018. This decrease was primarily due to a 38.2% decrease in revenue days and market driven headcount reductions.
General and administrative expenses (“G&A”).   G&A represent the costs associated with managing and supporting our operations. These expenses decreased by $7.7 million, or 12.3%, to $55.1 million for the year ended December 31, 2019, from $62.8 million for the year ended December 31, 2018. The decrease in

G&A expenses was primarily driven by a lower non-cash stock based compensation expense of $8.6 million, compared to $17.9 million as of the year ended December 31, 2018, partially offset by an increase in G&A expenses for bad debt of $1.3 million related to a single customer and the additional administrative expenses related to being a publicly traded company, outsourced professional services and other labor, restructuring expenses, severance and lease costs.
Depreciation and amortization.   Depreciation and amortization increased by $2.8 million, or 6.0%, to $49.5 million for the year ended December 31, 2019, from $46.7 million for the year ended December 31, 2018. The increase in depreciation and amortization is primarily attributable to the additional equipment currently in service compared to year ended December 31, 2018.
Interest expense.   Interest expense decreased by $8.6 million, or approximately 72.9%, to $3.2 million for the year ended December 31, 2019, compared to $11.8 million for the year ended December 31, 2018. The decrease in interest expense was primarily due to higher debt levels in the year ended December 31, 2018, compared to the current debt outstanding of $21.0 million as of December 31, 2019.
Adjusted EBITDA.   Adjusted EBITDA for year ended December 31, 2019 decreased by $32.9 million, or 54.7% to $27.3 million from $60.2 million for the year ended December 31, 2018. The change in Adjusted EBITDA by segment was as follows:
Directional Drilling Adjusted EBITDA increased by $10.4 million, or 43.9%, to $34.1 million in the year ended December 31, 2019, compared to $23.7 million in the year ended December 31, 2018. The increase was primarily attributable to an 18.4% increase in revenue driven by increased market activity, a 5.9% increase in rig days and a 13.3% decrease in G&A expense during the year ended December 31, 2019 compared to the comparable period last year, partially offset by an associated 17.4% increase in direct operating costs.
Pressure Pumping Adjusted EBITDA decreased by $33.8 million, or 117.8%, to a loss of $5.1 million during the year ended December 31, 2019, compared to $28.7 million during the year ended December 31, 2018. This decrease was primarily attributable to a 57.9% decrease in revenue driven by market conditions which resulted in decreased hydraulic fracturing activity. Associated with the market conditions, we stacked three fleets in January 2019, March 2019 and October 2019 which contributed to the 51.9% overall decrease in direct operating expenses.
Pressure Control Adjusted EBITDA decreased by $7.4 million, or 40.2% to $11.0 million in the year ended December 31, 2019, compared to $18.4 million in the year ended December 31, 2018. The decrease was primarily attributable to a decrease in revenue during the last three quarters of 2019 driven by market conditions, a 11.6% decrease in total revenue days for the year ended December 31, 2019, a 2.4% decrease in our weighted average revenue per day, and a 9.6% decrease in direct operating expenses.
Wireline Adjusted EBITDA decreased by $2.5 million, or 178.6% to a loss of $1.1 million in the year ended December 31, 2019, compared to $1.4 million in the year ended December 31, 2018. The decrease was primarily attributable to a $13.7 million decline in revenue and a 38.2% decrease in revenue days, partially offset by an 11.1% decrease in G&A expenses driven by personnel, consumables and overhead costs resulting from increased utilization and a 29.7% increase in dayrate.
Impairments and other charges:   QES recorded the following charges, all of which are classified as Impairments and Other Charges in the Consolidated Statements of Operations (in thousands of U.S. dollars):
	Pressure Pumping	Wireline	Pressure Control	Corporate	Year Ended December 31, 2019
Property, plant and equipment	$26,350	$318	$—	$—	$26,668
Intangible assets	7,659	—	—	—	7,659
Operating lease right of use assets	169	1,719	—	—	1,888
Total impairment	34,178	2,037	—	—	36,215
Restructuring charges	1,600	1,576	162	2,006	5,344
Total impairment and restructuring	$35,778	$3,613	$162	$2,006	$41,559

We evaluate our long-lived assets for impairment whenever there are changes in facts which suggest that the value of the asset is not recoverable. During the third quarter of 2019, we conducted a review of our Wireline and Pressure Pumping asset groups in consideration of the completion of our fourth quarter 2019 forecast which provided additional insights into expectations of lower growth and margins for the Wireline and Pressure Pumping asset groups. As a result of our review, we determined that the fair values of these asset groups were below their respective carrying amounts and thus were not recoverable. As a result, we performed an impairment assessment for these asset groups as of September 30, 2019 using the market and income approaches to determine fair value. The review included an assessment of certain assumptions, including, but not limited to, the evaluation of expected future cash flow estimates, discount rates, capital expenditures, and estimated economic useful lives. As a result of our impairment assessment, we impaired the carrying value to estimated fair value and recognized a non-cash impairment loss of $36.2 million.
QES also recorded $5.3 million in restructuring charges during the three months ended September 30, 2019. During the third quarter of 2019, the Company implemented a corporate restructuring program to align its cost structure with the current and anticipated market conditions for onshore oilfield service providers. As a result, QES recorded $2.2 million in severance related costs related to leadership and organizational structure changes primarily in its Corporate segment, $1.3 million write down of inventory at its Wireline segment due to changes in its business model, $1.6 million related to the early termination of a supply contract in its Pressure Pumping segment, and $0.2 million related to the abandonment of a facility lease at its Pressure Pumping segment. There were no additional impairment or restructuring charges incurred during the fourth quarter of 2019.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Revenue.   The following table provides revenues by segment for the periods indicated (in thousands of dollars):
	Year Ended
	December 31, 2018	December 31, 2017
Revenue:
Directional Drilling	$192,491	$145,230
Pressure Pumping	214,154	153,118
Pressure Control	122,620	89,912
Wireline	75,089	49,773
Total revenue	$604,354	$438,033
Revenue for the year ended December 31, 2018 increased by $166.4 million, or 38.0%, to $604.4 million from $438.0 million for the year ended December 31, 2017. The increase in revenue by segment was as follows:
Directional Drilling revenue increased by $47.3 million, or 32.6%, to $192.5 million for the year ended December 31, 2018, from $145.2 million for the year ended December 31, 2017. This increase was primarily attributable to a 28.2% increase in utilization and a 7.1% increase in pricing. Approximately 93.0% of our Directional Drilling segment revenue was derived from directional drilling and MWD activities for the year ended December 31, 2018 compared to 94.0% for the year ended December 31, 2017. The change in utilization and pricing accounted for 74.9% and 25.1% of the Directional Drilling revenue increase, respectively.
Pressure Pumping revenue increased by $61.1 million, or 39.9%, to $214.2 million for the year ended December 31, 2018, from $153.1 million for year ended December 31, 2017. This increase was primarily attributable to the mobilization of additional hydraulic fracturing fleets in February 2017, October 2017 and June 2018, which drove a 39.6% increase in stages pumped for the year ended December 31, 2018. Additionally, we experienced a 1.5% increase in average revenue per stage for the year ended December 31, 2018, due to a shift in the job types completed. Approximately 93.5% of our Pressure Pumping segment revenue was derived from hydraulic fracturing services for the year ended December 31, 2018, compared to 92.2% for the year ended December 31, 2017.

Pressure Control revenue increased by $32.7 million, or 36.4%, to $122.6 million for the year ended December 31, 2018, from $89.9 million for the year ended December 31, 2017. This increase was primarily attributable to a 3.5% increase in weighted average utilization and a 48.6% increase in weighted average revenue per day for the year ended December 31, 2018. The addition of new Large Diameter coiled tubing units deployed and higher well control activities positively impacted both Pressure Control revenue and weighted average revenue per day during the year ended December 31, 2018.
Wireline revenue increased by $25.3 million, or 50.8%, to $75.1 million for the year ended December 31, 2018, from $49.8 million for the year ended December 31, 2017. The increase was primarily attributable to a 24.8% increase in utilization and a 38.0% increase in revenue per day for the year ended December 31, 2018. Approximately 78.0% of our Wireline segment revenue was derived from unconventional services for the year ended December 31, 2018, compared to 71.4% for the year ended December 31, 2017. The change in utilization and pricing accounted for 23.4% and 76.6% of the Wireline revenue change, respectively.
Direct operating expenses.   The following table provides our direct operating expenses by segment for the periods indicated (in thousands of dollars):
	Year Ended
	December 31, 2018	December 31, 2017
Direct operating expenses:
Directional Drilling	$152,968	$116,043
Pressure Pumping	182,709	120,025
Pressure Control	96,731	75,913
Wireline	70,618	49,484
Total direct operating expenses	$503,026	$361,465
Direct operating expenses for the year ended December 31, 2018 increased by $141.5 million, or 39.1%, to $503.0 million, from $361.5 million for the year ended December 31, 2017. The increase in direct operating expense was attributable to our segments as follows:
Directional Drilling direct operating expenses increased by $37.0 million, or 31.9%, to $153.0 million for the year ended December 31, 2018, from $116.0 million for the year ended December 31, 2017. This increase was primarily attributable to a 26.7% increase in rig days over the same period, which in turn resulted in increased direct operating expenses for personnel, equipment, and repair and maintenance.
Pressure Pumping direct operating expenses increased by $62.7 million, or 52.3%, to $182.7 million for the year ended December 31, 2018, from $120.0 million for the year ended December 31, 2017. This increase was primarily attributable to increased activity driven by a 39.6% increase in stages pumped compared to the prior period, which resulted in direct operating expense increases in materials, equipment and personnel costs. Additionally, Pressure Pumping placed incremental hydraulic fracturing fleets in service in February 2017, October 2017 and June 2018 driving direct operating expenses higher.
Pressure Control direct operating expenses increased by $20.8 million, or 27.4%, to $96.7 million for the year ended December 31, 2018, from $75.9 million for the year ended December 31, 2017. This increase was primarily attributable to increased market activity, including a 3.5% increase in weighted average utilization, which resulted in increased direct operating expenses associated with personnel, equipment and materials.
Wireline direct operating expenses increased by $21.0 million, or 42.3%, to $70.6 million for the year ended December 31, 2018, from $49.6 million for the year ended December 31, 2017. This increase was primarily attributable to increased market activity, including a 24.8% increase in utilization which resulted in increased direct operating expenses associated with personnel, equipment and consumables.
General and administrative expenses.   G&A expenses represent the costs associated with managing and supporting our operations. These expenses increased by $27.4 million, or 39.2%, to $97.3 million for the year ended December 31, 2018, from $69.9 million for the year ended December 31, 2017. The increase in G&A expenses was primarily driven by stock based compensation expense of $17.9 million recognized in 2018. No stock expense was recognized in 2017. The increase in G&A expenses was also driven by additional administrative expenses related to being a publicly traded company and outsourced services for internal controls and tax consultancy compliance. Increases in headcount also contributed to the increase in G&A expenses during the year ended December 31, 2018.
Depreciation and amortization.   Depreciation and amortization expense increased $1.0 million, or approximately 2.2% to $46.7 million for the year ended December 31, 2018. The slight increase in depreciation and amortization expense was primarily attributable to the fourth hydraulic fracturing fleet, Large Diameter coiled tubing units and additional equipment and machinery placed into service during the year ended December 31, 2018.
Gain on disposition of assets, net.   Net gain on disposition of assets for year ended December 31, 2018 was $2.4 million, primarily attributable to gains on idle equipment disposals in our Wireline segment, offset by losses in other segments, compared to a $2.6 million net gain on disposition of assets, primarily attributable to the disposition of Pressure Pumping and Wireline assets for the year ended December 31, 2017.
Interest expense.   Interest expense increased by $0.5 million, or approximately 4.4%, to $11.8 million for the year ended December 31, 2018, compared to $11.3 million for the year ended December 31, 2017. Upon closing of the IPO, the proceeds were used to pay off the Former Revolving Credit Facility and Former Term Loan, which resulted in the write-off of additional deferred financing costs of $1.9 million, discounts on the Former Term Loan of $5.3 million, a repayment premium of $1.3 million and interest on the ABL Facility. The increase was partially offset by lower borrowings on the ABL Facility during the year ended December 31, 2018.
Adjusted EBITDA.   Adjusted EBITDA for year ended December 31, 2018 increased by $19.0 million, or 46.1% to $60.2 million from $41.2 million for the year ended December 31, 2017. The change in Adjusted EBITDA by segment was as follows:
Directional Drilling Adjusted EBITDA increased by $6.2 million, or 35.4%, to $23.7 million in the year ended December 31, 2018, compared to $17.5 million in the year ended December 31, 2017. The increase was primarily attributable to a 32.6% increase in revenue as a result of higher utilization and pricing partially driven by greater use of specialized technology and tools, which was offset by a 32.4% increase in direct operating costs and a 37.0% increase in G&A expenses due to increased activity levels.
Pressure Pumping Adjusted EBITDA increased by $0.9 million, or 3.2% to $28.7 million in the year ended December 31, 2018, compared to $27.8 million in the year ended December 31, 2017. The increase was primarily attributable to a 39.9% increase in revenue driven by increased hydraulic fracturing activity, which was partially offset by a 48.9% increase in direct operating expenses and a 20.0% increase in G&A expenses incurred as the business deployed additional equipment, including the third and fourth hydraulic fracturing fleets.
Pressure Control Adjusted EBITDA increased by $11.9 million, or 183.1% to $18.4 million in the year ended December 31, 2018, compared to $6.5 million in the year ended December 31, 2017. The increase was primarily attributable to a 36.4% increase in revenue driven by increased completions and well control activity, which was offset by a 27.6% and 18.9% increase in direct operating and G&A expenses driven by increased personnel, materials and overhead costs.
Wireline Adjusted EBITDA increased by $3.2 million to $1.4 million in the year ended December 31, 2018, compared to $(1.8) million in the year ended December 31, 2017. The increase was primarily attributable to a 50.8% increase in revenue driven by increased pricing and utilization, partially offset by a 54.1% increase in direct operating expenses and a 14.8% increase in G&A expense driven by increased personnel, consumables and overhead costs resulting from increased utilization.
Liquidity and Capital Resources
We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, investments and acquisitions. Our primary sources of liquidity to date have been capital contributions from our equity holders and borrowings under the ABL Facility (as defined below) and cash flows from operations. At December 31, 2019, we had $14.7 million of cash and cash equivalents and $37.7 million availability on the ABL Facility, which resulted in a total liquidity position of $52.4 million.
Our directional drilling and pressure control activity improved or remained relatively flat while demand for our pressure pumping and wireline services decreased given the market headwinds and increased volatility. Our cash flow from operations for the year ended December 31, 2019 provided approximately $36.3 million in cash flows, and during the year ended 2019 we paid down our debt by $8.5 million. However, there is no certainty that cash flow will improve or that we will have positive operating cash flow for a sustained period of time. Our operating cash flow is sensitive to many variables, the most significant of which are utilization and profitability, the timing of billing and customer collections, payments to our vendors, repair and maintenance costs and personnel, any of which may affect our cash available.
Our primary use of capital resources has been for funding working capital and investing in property and equipment used to provide our services. Our primary uses of cash are maintenance and growth capital expenditures, including acquisitions and investments in property and equipment. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditure and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital.
The following table sets forth our cash flows for the periods indicated (in thousands of U.S. dollars) presented below:
	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Net cash provided (used in) by operating activities	$36,277	$39,939	$(11,540)
Net cash (used in) provided investing activities	(18,437)	(54,213)	14,510
Net cash (used in) provided by financing activities	(16,914)	19,327	(6,438)
Net change in cash	926	5,053	(3,468)
Cash balance end of period	$14,730	$13,804	$8,751
Net cash provided (used in) by operating activities
Net cash provided by operating activities was $36.3 million for the year ended December 31, 2019, compared to net cash provided by operating activities of $39.9 million for the year ended December 31, 2018. The decrease in operating cash flows was primarily attributable to decreases in revenue and Adjusted EBITDA within our Pressure Pumping, Pressure Control and Wireline segments. This was offset by the slowdown in completions activity in the second half of 2019 which allowed for the unwind of a portion of the working capital position. Net cash used in operating activities was $11.5 million for the year ended December 31, 2017. The increase in operating cash flows during 2017 was primarily attributable to a decrease in net loss.
Net cash (used in) provided by investing activities
Net cash used in investing activities was $18.4 million for the year ended December 31, 2019, compared to net cash used in investing activities of $54.2 million for the year ended December 31, 2018. The cash flow used in investing activities for the year ended December 31, 2019 was used primarily for maintenance capital spending tied to our existing fleet and growth capital spending in Directional Drilling and Pressure Control. We purchased $35.2 million in equipment and received $16.8 million in exchange for selling assets for the year ended December 31, 2019, compared to $65.0 million of cash that was used to purchase equipment and the receipt of $10.7 million in exchange for selling assets during the year ended December 31, 2018. We used $21.2 million to purchase equipment and we received $35.8 million in exchange for selling assets for the year ended December 31, 2017.

Net cash (used in) provided by financing activities
Net cash used in financing activities was $16.9 million for the year ended December 31, 2019, compared to net cash provided by financing activities of $19.3 million for the year ended December 31, 2018. During the year ended December 31, 2019, $2.0 million was paid for treasury shares in connection with our common stock repurchase program. During the year ended December 31, 2018, net cash provided by financing activities was primarily the result of net proceeds received from draws made on our ABL Facility and the closing of our IPO.
Net cash provided by (used in) financing activities was primarily the result of debt borrowings net of repayments under our Revolving Credit Facility and Term Loan. Net used in financing activities was $6.4 million for the year ended December 31, 2017.
Our Credit Facility
Former Revolving Credit Facility
We had a revolving credit facility which had a maximum borrowing facility of $110.0 million that was scheduled to mature on September 19, 2018. All obligations under the credit agreement for the Former Revolving Credit Facility were collateralized by substantially all of the assets of our Predecessor. The Former Revolving Credit Facility’s credit agreement contained customary restrictive covenants that required the Company not to exceed or fall below two key ratios, a maximum loan to value ratio of 70% and a minimum liquidity of $7.5 million. In connection with the closing of the IPO on February 13, 2018, we fully repaid and terminated the Former Revolving Credit Facility. No early termination fees were incurred by the Company in connection with the termination of the Former Revolving Credit Facility. A loss on extinguishment of $0.3 million relating to unamortized deferred costs was recognized in interest expense.
Former Term Loan
We also had a four-year, $40.0 million term loan agreement with a lending group, which included Geveran, Archer Holdco LLC, an affiliate of Archer, and Robertson QES, that was scheduled to mature on December 19, 2020. The Former Term Loan contained customary restrictive covenants that required our Predecessor not to exceed or fall below two key ratios, a maximum loan to value ratio of 77% and a minimum liquidity of $6.75 million. The interest rate on the unpaid principal was 10.0% interest per annum and accrued on a daily basis. At the end of each quarter all accrued and unpaid interest was paid in kind by capitalizing and adding to the outstanding principal balance. In connection with the closing of the IPO on February 13, 2018, the Former Term Loan was settled in full by cash and common shares in the Company. In connection with the settlement of the Former Term Loan, a prepayment fee of 3%, or approximately $1.2 million was paid. The prepayment fee is recorded as a loss on extinguishment of debt and included within interest expense. The Company also recognized $5.4 million of unamortized discount expense and $1.7 million of unamortized deferred financing cost in connection with the termination of the Former Term Loan.
ABL Facility
In connection with the closing of the IPO on February 13, 2018, we entered into a new semi-secured asset-based revolving credit agreement (the “ABL Facility”) with each lender party thereto and Bank of America, N.A. as administrative agent and collateral agent. The ABL Facility replaced the Former Revolving Credit Facility. The ABL Facility provides for a $100.0 million revolving credit facility subject to a borrowing base. Upon closing of the ABL Facility the borrowing capacity was $77.6 million and $13.0 million was immediately drawn. The loan interest rate on the $21.0 million borrowings outstanding at December 31, 2019 was 4.5%. The outstanding balance is recorded as long-term debt under the ABL Facility. At December 31, 2019, we had $14.7 million of cash and equivalents and $37.7 million availability on the ABL Facility, which resulted in a total liquidity position of $52.4 million.
The ABL Facility contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Certain affirmative covenants, including certain reporting requirements and requirements to establish cash dominion accounts with the administrative agent, are triggered by failing to maintain availability under the ABL Facility at or above specified thresholds or by the existence of an event of default under the ABL Facility. The ABL Facility provides for certain baskets and carve-outs from its negative covenants allowing the Company to make certain restricted payments and investments; subject to maintaining availability under the ABL Facility at or above a specified threshold and the absence of a default thereunder.
The ABL Facility contains a minimum fixed charge coverage ratio of 1.0 to 1.0 that is triggered when availability under the ABL Facility falls below a specified threshold and is tested until availability exceeds a separate specified threshold for 30 consecutive days.
The ABL Facility contains events of default customary for facilities of this nature, including, but not limited, to: (i) events of default resulting from the Company’s failure or the failure of any other credit party to comply with covenants (including the above-referenced financial covenant during periods in which the financial covenant is tested); (ii) the occurrence of a change of control; (iii) the institution of insolvency or similar proceedings against QES or any other credit party; and (iv) the occurrence of a default under any other material indebtedness that any credit party may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the ABL Facility, the lenders will be able to declare any outstanding principal balance of our ABL Facility, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies, including remedies against the collateral, as more particularly specified in the ABL Facility. As of December 31, 2019, we were in compliance with our debt covenants.
Capital Requirements and Sources of Liquidity
During the year ended December 31, 2019, our capital expenditures, including advance deposit on equipment, were approximately $15.0 million, $5.2 million, $13.2 million and $1.9 million in our Directional Drilling, Pressure Pumping, Pressure Control and Wireline segments, respectively, for aggregate capital expenditures of approximately $35.2 million, primarily for maintenance capital spending tied to our existing fleet and growth capital spending in our Directional Drilling and Pressure Control segments.
For the year ended December 31, 2018, our capital expenditures, excluding acquisitions, were approximately $13.0 million, $29.2 million, $20.1 million and $2.6 million in our Directional Drilling, Pressure Pumping, Pressure Control and Wireline segments, respectively, for aggregate net capital expenditures of approximately $65.0 million, primarily for the activation of our fourth hydraulic fracturing spread, conversion of two coiled tubing units during the second quarter of 2018 and capital expenditures on existing equipment.
For the year ended December 31, 2017, our capital expenditures, excluding acquisitions, were approximately $9.0 million, $5.3 million, $6.4 million and $0.5 million in our Directional Drilling, Pressure Pumping, Pressure Control and Wireline segments for aggregate net capital expenditures of approximately $21.2 million, primarily for purchase of new drilling motors, the redeployment of a hydraulic fracturing fleet and maintenance capital expenditures.
We currently estimate that our capital expenditures for our existing equipment fleet, approved capacity additions and other projects during 2020 will range from $20.0 million to $30.0 million. We expect to fund these expenditures through a combination of cash on hand, cash generated by our operations and borrowings under our ABL Facility.
We believe that our operating cash flow and available borrowings under our ABL Facility will be sufficient to fund our operations for the next twelve months. Our operating cash flow is sensitive to many variables, the most significant of which are pricing, utilization and profitability, the timing of billing and customer collections, the timing of payments to vendors, and maintenance and personnel costs, any of which may affect our cash available. Significant additional capital expenditures will be required to conduct our operations and there can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures and make expected distributions. Further, we do not have a specific acquisition budget since the timing and size of acquisitions cannot be accurately forecasted. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or distributions and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through borrowings under our ABL Facility, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. We cannot assure that this additional capital will be available on acceptable terms or at all. If we are unable to obtain funds we need, we may not be able to complete acquisitions that may be favorable to us or to finance the capital expenditures necessary to conduct our operations.
On August 8, 2018, our Board of Directors approved a $6.0 million stock repurchase program authorizing us to repurchase common stock in the open market. The timing and amount of stock repurchases will depend on market conditions and corporate, regulatory and other relevant considerations. Repurchases may be commenced or suspended at any time without notice. The program does not obligate QES to purchase any particular number of shares of common stock during any period or at all, and the program may be modified or suspended at any time, subject to the Company’s insider trading policy and at the Company’s discretion. As of December 31, 2019, the Company had repurchased 867,281 shares for an aggregate of $2.6 million over the life of this program.
Contractual Obligations
As a smaller reporting company, we are not required to provide the disclosure required by Item 303(a)(5)(i) of Regulation S-K.
Off-Balance Sheet Arrangements
We had no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, as of December 31, 2019.
Critical Accounting Policies and Estimates
The preparation of financial statements requires the use of judgments and estimates. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. A critical accounting estimate is one that requires our most difficult, subjective or complex judgments and assessments and is fundamental to our results of operations.
We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We believe the following are the critical accounting policies used in the preparation of our consolidated financial statements, as well as the significant estimates and judgments affecting the application of these policies. This discussion and analysis should be read in conjunction with QES’s consolidated financial statements and related notes included therewith.
Emerging Growth Company Status
The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.
Allowance for Bad Debts
We evaluate our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We also consider the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers and the accounts receivable portfolio as a whole. This process involves a high degree of judgment and estimation, and periodically involves significant dollar amounts. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. Our estimates of allowances for bad debts have historically been accurate. Over the last five years, our estimates of allowances for bad debts, as a percentage of accounts receivable before the allowance, have ranged from 0.9% to 5.8%. At December 31, 2019, our allowance for bad debts totaled $4.1 million, or 5.8% of accounts receivable before the allowance. At December 31, 2018, our allowance for bad debts totaled $1.8 million, or 1.8% of accounts receivable before the allowance. At December 31, 2017, allowance for bad debt totaled $0.8 million, or 0.9% of accounts receivable before the allowance.
Plant, Property, and Equipment
We calculate depreciation based on estimated useful lives of our assets. When assets are placed into service, we separately identify and account for certain significant components of our directional drilling, pressure pumping, pressure control and wireline equipment and make estimates with respect to their useful lives that we believe are reasonable. However, the cyclical nature of our business, which results in fluctuations in the use of our equipment and the environments in which we operate, could cause our estimates to change, thus affecting the future calculations of depreciation.
Impairment of Long-lived Assets, Including Intangible Assets
We carry a variety of long-lived assets on our balance sheet including property, plant and equipment, and intangibles. We conduct impairment tests on long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value, and any impairment charge that we record reduces our earnings. We review the carrying value of these assets based upon estimated undiscounted future cash flows while taking into consideration assumptions and estimates, including the future use of the asset, remaining useful life of the asset and service potential of the asset. The determination of recoverability is made based upon the estimated undiscounted future net cash flows of assets grouped at the lowest level for which there are identifiable cash flows independent of the cash flows of other groups of assets, with such cash flows to be realized over the estimated remaining useful life of the primary asset within the asset group.
The quantitative impairment test we perform for long-lived assets utilizes certain assumptions, including forecasted revenue and costs assumptions. The forecasted revenue can be affected by rig count, day rates and the number of well completions, while our cost assumptions can be impacted by the price of sand and labor rates. If the U.S. rig count and the price of crude oil remains at low levels for a sustained period of time, we could record an impairment of the carrying value of our long lived assets in the future. If rig count and crude oil prices decline further or remain at low levels, to the extent appropriate we expect to perform our impairment assessment on a more frequent basis to determine whether an impairment is required.
During the third quarter of 2019, all intangible asset balances were impaired and the remaining unamortized intangible balances were expensed as of September 30, 2019, please see “Note 2 — Impairments and Other Charges.”
Insurance Accruals
We self-insure for certain losses relating to workers’ compensation, general liability, automobile, and our employee health plan. We estimate the level of our liability related to the insurance and record reserves for these amounts in the consolidated financial statements. These estimates, which are actuarially determined, are based on the facts and circumstances specific to existing claims and past experience with similar claims. These loss estimates and accruals recorded in the financial statements for claims have historically been reasonable in light of the actual amount of claims paid and are actuarially supported. Although we believe our insurance coverage and reserve estimates are reasonable, a significant accident or other event that is not fully covered by insurance or contractual indemnity could occur and could materially affect our financial position and results of operations for a particular period.
Legal and Environmental Matters
As of December 31, 2019, we assessed the legal action pending against the Company and have accrued an estimate of probable and estimated costs. Our legal department monitors and manages all claims filed and potential claims against us and reviews all pending investigations. Generally, the estimate of probable costs related to these matters is developed in consultation with internal and outside legal counsel representing us. Our estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. The accuracy of these estimates is impacted by, among other things, the complexity of the issues and the amount of due diligence we have been able to perform. We attempt to resolve these matters through settlements, mediation and arbitration proceedings when possible. If the actual settlement costs, final judgments or fines, after appeals, differ from our estimates, our future financial results may be adversely affected.
Income Taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If applicable, a valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. The Company’s policy is to account for interest and penalties with respect to income taxes as operating expenses.
On December 22, 2017, the President of the United States signed into law the JOBS Act. The JOBS Act represents major tax reform legislation that, among other provisions, reduces the U.S. corporate tax rate.
As of December 31, 2019 management believed that the above-mentioned JOBS Act will continue to have an immaterial impact. However, going forward, the Company will analyze the impact based on revised circumstances.
Equity Based Compensation
We are required to value our common stock or, in the case of our predecessor QES LP, our common units, for purposes of recognizing equity based compensation. In order to determine the fair market value of our common units on the grant date of our equity based compensation issued prior to the IPO, our management utilized a combination of two valuation methodologies: (i) discounted cash flow (“DCF”) analysis, and (ii) public peer trading analysis. For the grant date our equity based compensation issued after the IPO, our management utilized the quoted closing price of the common stock on the grant date for awards that had no market conditions and for awards that had a market condition we utilized a third-party valuation firm that used a Monte Carlo Simulation and Cholesky models to arrive at the fair market value.
The DCF analysis is predicated upon a five-year projection with material assumptions made for revenue, EBITDA margin, capital expenditures and tax rate. Those assumptions are used to arrive at a forecasted free cash flow (“FCF”). We then assume a terminal event at the end of the 5-year projection period and derive an implied terminal value by applying our public company peer group’s EBITDA multiple to our projected terminal year EBITDA result. The terminal value and FCF are then discounted using our public company peer group’s average weighted average cost of capital (“WACC”). Estimating a five-year projection and the applicable assumptions is highly complex and subjective and determining the appropriate peer group to determine our peer group EBITDA multiple and average WACC is subjective. Our management selects a group of comparable public companies in each valuation exercise whose equity market pricing reflects the market’s view on key sector, geographic and service lines similar to those that drive our business.
The public peer trading analysis is predicated upon the selection of public peers described above and calculating implied trading multiples of enterprise value to EBITDA. These multiples are then applied to our forecasted EBITDA results for the selected forecast period which calculates an implied enterprise value for us. The current net debt is subtracted from the enterprise value to arrive at an equity value. As described above, both forecasting our EBITDA to apply to the market multiple and selecting our peer group involve subjective judgment by management. In addition, because we are not publicly traded, common valuation practice dictates that we apply an illiquidity discount to the implied equity value produced by the public company multiples, and there is subjective judgement in determining the illiquidity discount as well.
The equity values derived by the DCF analysis and public trading peer analysis are then weighted based on relevance and appropriateness given the current market environment at the time the valuation exercise is performed to arrive at a consolidated equity valuation. There is an element of subjectivity to each of the valuation methodologies as well as the weighting of the three methodologies in arriving at fair market value
A Monte Carlo simulation performs risk analysis by modeling numerous possible scenarios to determine a probability distribution for any variable with inherent uncertainty. The model runs 100,000 iterations to determine the earned market condition as an average of the iterations. It then calculates results over and over, each time using a different set of random values from the probability functions. Depending upon the number of uncertainties and the ranges specified for them, a Monte Carlo simulation could involve thousands or tens of thousands of recalculations before it is complete. Monte Carlo simulation produces distributions of possible outcome values
Using the results from the Monte-Carlo, the Cholesky model converts the correlation of each security into a matrix which populates relation of all companies with each other. The Monte Carlo simulation then considers the co-relation effect to arrive at a fair market value for the equity grants that have a market condition.
We recognized stock based compensation expense of $8.9 million and $17.9 million for the year ended December 31, 2019 and 2018, respectively. Approximately $10.0 million was recognized upon closing our IPO in the first quarter of 2018.
Recent Accounting Pronouncements
See “Note — 1 Nature of Operations, Basis of Presentation and Significant Accounting Policies” to our consolidated financial statements for a discussion of recently issued accounting pronouncements.
Item 7A.   Quantitative and Qualitative Disclosures About Market Risk
As a smaller reporting company, we are not required to provide the information required by this Item.

Item 8.   Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Quintana Energy Services Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Quintana Energy Services Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, of shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.
Change in Accounting Principle
As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 5, 2020
We have served as the Company or its predecessors’ auditor since 2010, which includes periods before the Company became subject to SEC reporting requirements.

Quintana Energy Services Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars, except per share and share amounts)
	December 31, 2019	December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$14,730	$13,804
Accounts receivable, net of allowance of $4,057 and $1,841	66,309	101,620
Unbilled receivables	6,913	13,766
Inventories (Note 3)	21,601	23,464
Prepaid expenses and other current assets	8,410	7,481
Total current assets	117,963	160,135
Property, plant and equipment, net (Note 4)	110,375	153,878
Operating lease right-of-use asset (Note 8)	10,943	—
Intangible assets, net (Note 5)	—	9,019
Other assets	1,248	1,517
Total assets	$240,529	$324,549
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$34,478	$51,568
Accrued liabilities (Note 4)	29,521	37,533
Current lease liabilities (Note 8)	7,224	422
Total current liabilities	71,223	89,523
Long-term debt (Note 5)	21,000	29,500
Long-term operating lease liabilities (Note 8)	7,970	—
Long-term finance lease liabilities (Note 8)	7,961	3,451
Deferred tax liability, net	112	130
Other long-term liabilities	2	125
Total liabilities	108,268	122,729
Commitments and contingencies (Note 12)
Shareholders’ equity:
Preferred shares, $0.01 par value, 10,000,000 authorized; none issued and outstanding	—	—
Common shares, $0.01 par value, 150,000,000 authorized; 34,558,877 issued; 33,333,547 outstanding	356	344
Additional paid-in-capital	357,996	349,080
Treasury shares, at cost, 1,225,330 and 232,892 common shares	(4,872)	(1,821)
Accumulated deficit	(221,219)	(145,783)
Total shareholders’ equity	132,261	201,820
Total liabilities and shareholders’ equity	$240,529	$324,549
The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services Inc.
Consolidated Statements of Operations
(in thousands of U.S. dollars and shares, except per share amounts)
	Years Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenues:	$484,283	$604,354	$438,033
Costs and expenses:
Direct operating costs	411,724	503,026	361,465
General and administrative	55,137	62,756	44,000
Depreciation and amortization	49,519	46,683	45,687
Gain on disposition of assets	(1,914)	(2,375)	(2,639)
Impairment and other charges	41,559	—	—
Operating loss	(71,742)	(5,736)	(10,480)
Non-operating loss expense:
Interest expense	(3,213)	(11,825)	(11,251)
Other (expense) income	(37)	—	666
Loss before income tax	(74,992)	(17,561)	(21,065)
Income tax expense	(444)	(621)	(91)
Net loss	(75,436)	(18,182)	(21,156)
Net loss attributable to predecessor	—	(1,546)	(21,156)
Net loss attributable to Quintana Energy Services Inc.	$(75,436)	$(16,636)	$—
Net loss per common share:
Basic	$(2.24)	$(0.50)	$—
Diluted	$(2.24)	$(0.50)	$—
Weighted average common shares outstanding:
Basic	33,611	33,573	—
Diluted	33,611	33,573	—
The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services Inc.
Consolidated Statement of Shareholders’ Equity
(in thousands of U.S dollars, units and shares)
	Common Unitholder Number of Units	Members’ Equity	Common Shareholders Number of Shares Outstanding	Common Stock	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Total Shareholders’ Equity
Balance at December 31, 2016	$417,441	$212,630	—	$—	$—	$—	$(106,506)	$106,124
Net loss	—	—	—	—	—	—	$(21,156)	$(21,156)
Balance at December 31, 2017	$417,441	$212,630	—	$—	$—	$—	$(127,662)	$84,968
Effect of Reorganization Transactions	(417,441)	(212,630)	23,598	238	246,023	—	—	33,631
Issuance of common stock sold in initial public offering, net of offering costs	—	—	9,632	96	90,446	—	—	90,542
Net loss prior to Reorganization Transactions	—	—	—	—	—	—	(1,546)	(1,546)
Cost incurred for stock issuance	—	—	—	—	(5,277)	—	—	(5,277)
Equity-based compensation	—	—	544	10	17,888	—	—	17,898
Tax withholding on stock vesting	—	—	(137)	—	—	(1,284)	—	(1,284)
Opening deferred tax adjustment	—	—	—	—	—	—	61	61
Net loss subsequent to Reorganization Transactions	—	—	—	—	—	—	(16,636)	(16,636)
Stock buyback plan activity	—	—	(96)	—	—	(537)	—	(537)
Balance at December 31, 2018	$—	$—	33,541	$344	$349,080	$(1,821)	$(145,783)	$201,820
Equity-based compensation	—	—	774	12	8,916	—	—	8,928
Net loss	—	—	—	—	—	—	(75,436)	(75,436)
Tax withholding on stock vesting	—	—	(218)	—	—	(1,024)	—	(1,024)
Stock buyback plan activity	—	—	(764)	—	—	(2,027)	—	(2,027)
Balance at December 31, 2019	$—	$—	33,333	$356	$357,996	$(4,872)	$(221,219)	$132,261

The accompanying notes are an integral part of these consolidated financial statements.

Quintana Energy Services Inc.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
	Year Ended
	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from operating activities:
Net loss	$(75,436)	$(18,182)	$(21,156)
Adjustments to reconcile net loss to net cash
Depreciation and amortization	49,519	46,683	45,687
Impairment expense	36,215	—
Gain on disposition of assets	(10,897)	(7,785)	(10,500)
Non-cash interest expense	351	1,032	5,960
Loss on debt extinguishment	—	8,594	—
Provision for doubtful accounts	2,423	1,103	289
Deferred income tax expense	(58)	92	50
Stock-based compensation	8,928	17,898	—
Changes in operating assets and liabilities:
Accounts receivable	32,888	(19,398)	(46,869)
Unbilled receivables	6,852	(4,121)	(1,953)
Inventories	1,862	(770)	(3,144)
Prepaid expenses and other current assets	6,174	1,442	1,812
Other noncurrent assets	(79)	(3)	(1,439)
Accounts payable	(14,415)	10,647	6,969
Accrued liabilities	(7,919)	2,767	12,810
Other long-term liabilities	(131)	(60)	(56)
Net cash provided (used in) by operating activities	36,277	39,939	(11,540)
Cash flows from investing activities:
Purchases of property, plant and equipment	(35,247)	(64,957)	(21,244)
Proceeds from sale of property, plant and equipment	16,810	10,744	35,754
Net cash (used in) provided by investing activities	(18,437)	(54,213)	14,510
Cash flows from financing activities:
Proceeds from revolving debt	7,500	41,500	11,035
Payments on revolving debt	(16,000)	(91,071)	(21,964)
Proceeds from term loans	—	—	5,000
Payments on term loans	—	(11,225)	—
Payments on finance leases	(1,990)	(380)	(315)
Payments on financed payables	(3,373)	(2,139)	—
Payment of deferred financing costs	—	(1,564)	(194)
Prepayment premiums on early debt extinguishment	—	(1,346)	—
Payments for treasury shares	(3,051)	(1,816)	—
Proceeds from new shares issuance, net of underwriting commissions	—	90,542	—
Costs incurred for stock issuance	—	(3,174)	—
Net cash (used in) provided by financing activities	(16,914)	19,327	(6,438)
Net increase (decrease) in cash and cash equivalents	926	5,053	(3,468)
Cash and cash equivalents beginning of period	13,804	8,751	12,219
Cash and cash equivalents end of period	$14,730	$13,804	$8,751
Supplemental cash flow information
Cash paid for interest	$2,805	$2,087	$5,755
Income taxes paid	491	105	77
Supplemental non-cash investing and financing activities
Non-cash proceeds from sale of assets held for sale	$—	$—	$3,990
Fixed asset purchases in accounts payable and accrued liabilities	2,999	4,900	934
Financed payables	3,627	2,994	1,666
Non-cash finance lease additions	8,887	53	70
Non-cash payment for property, plant and equipment	—	3,279	711
Debt conversion of Former Term Loan to equity	—	33,631	—
Conversion of accrued interest to debt	—	—	4,202
Issuance of common shares for members’ equity	—	212,630	—
The accompanying notes are an integral part of these consolidated financial statements.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — Organization and Nature of Operations, Basis of Presentation and Significant Accounting
Policies
Quintana Energy Services Inc. (either individually or together with its subsidiaries, as the context requires, the “Company,” “QES,” “we,” “us,” and “our”) is a Delaware corporation that was incorporated on April 13, 2017. Our accounting predecessor, Quintana Energy Services LP (“QES LP” and “Predecessor”), was formed as a Delaware partnership on November 3, 2014. In connection with our initial public offering (the “IPO”) which closed on February 13, 2018, the existing investors in QES LP and QES Holdco LLC contributed all of their direct and indirect equity interests to QES in exchange for shares of common stock in QES, and we became the holding company for the reorganized QES LP and its subsidiaries.
We are a diversified oilfield services provider of leading onshore oil and natural gas exploration and production (“E&P”) companies operating in both conventional and unconventional plays in all of the active major basins throughout the United States. The Company operates through four reporting segments which are Directional Drilling, Pressure Pumping, Pressure Control and Wireline.
Initial Public Offering
As of December 31, 2017, our Predecessor had approximately 417,441,074 common units outstanding and 227,885,579 warrants to purchase common units outstanding. Immediately prior to the IPO on February 13, 2018, the warrants were net settled for 223,394,762 common units, and immediately thereafter our Predecessor and affiliated entities were reorganized through mergers and related transactions and 20,235,193 shares of our common stock were issued to the holders of equity in our Predecessor at a ratio of 1 share of our common stock for 31.669363 common units of our Predecessor (with elimination of fractional shares) (the “Merger Transactions”). On February 13, 2018, immediately after the Merger Transactions, but prior to our IPO, our Predecessor’s Former Term Loan (as defined below) was extinguished and in partial consideration therefore 3,363,208 shares were issued to our Predecessor’s Former Term Loan lenders based on the price to the public of our IPO (representing 1 share of common stock for each $10.00 in Former Term Loan obligations converted) (together with the “Merger Transactions”, the “Reorganization Transactions”).
The gross proceeds of the IPO to the Company, at the public offering price of $10.00 per share, were $92.6 million, which resulted in net proceeds to the Company of approximately $87.0 million, after deducting $5.6 million of underwriting discounts and commissions associated with the shares sold by the Company, excluding approximately $5.3 million in offering expenses payable by the Company. Taking together the Reorganization Transactions and the issuance of 9,259,259 shares of our common stock to the public in our IPO, as of February 13, 2018, we had 32,857,660 shares outstanding immediately following our IPO. Subsequent to our IPO, we issued 139,921 shares in connection with the vesting of awards under our Predecessor’s 2015 LTIP Plan on February 22, 2018, and 260,529 shares of our common stock were issued on March 8, 2018 in consideration of vesting of awards under our Predecessor’s 2017 LTIP which we assumed. In connection with both awards, certain shares were withheld to satisfy tax obligations of the holder of the award, which shares are currently treasury shares totaling 136,585 shares of common stock. Also in connection with the consummation of the IPO, on March 9, 2018, the underwriters exercised their overallotment option to purchase an additional 372,824 shares of common stock of QES, which resulted in additional net proceeds of approximately $3.5 million (the “Option Exercise”), net of underwriter’s discounts and commission of $0.1 million. Upon the completion of the Reorganization Transactions, the IPO and the Option Exercise, QES had 33,630,934 shares of common stock outstanding.
The net proceeds received from the IPO and a $13.0 million drawdown on the ABL Facility (described below) were used to fully repay the Company’s revolving credit facility balance of $81.1 million and repay $12.6 million of the Company’s $40.0 million, 10% Former Term Loan due 2020, as described in “Note 7 — Long-Term Debt”. The remaining proceeds from the IPO were used for general corporate purposes.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial accounts include all QES accounts and all of our subsidiaries where we exercise control. All inter-company transactions and account balances have been eliminated upon consolidation.
Certain reclassifications have been made to the prior year financial statements to conform to the current period financial statement presentation. This reclassification of costs between direct operating costs and general and administrative costs (“G&A”) has no net impact to the consolidated statements of income or to total segment reporting. Historically, and through December 31, 2018, certain direct operating costs related to business operations were classified and reported as G&A. The historical classification was consistent with the information used by our chief operating decision maker (“CODM”) to assess performance of our segments and make resource allocation decisions, and the classification of such costs within the consolidated statements of income was aligned with the segment presentation. Effective January 1, 2019, we changed the classification of certain of these costs in our segment reporting disclosures and within the consolidated statements of income to reflect a change in the presentation of the information used by the Company’s CODM. For the year ended December 31, 2018, we reclassified certain costs from G&A to direct operating costs, which decreased G&A $34.5 million and direct operating cost increased by $34.5 million. For the year ended December 31, 2017, we reclassified certain costs from G&A to direct operating costs, which decreased G&A $25.9 million and direct operating cost increased by $25.9 million.
This reclassification of costs between direct operating costs and G&A has no net impact to the consolidated statements of income or to total segment reporting. The change will better reflect the CODM’s philosophy on assessing performance and allocating resources, as well as improve comparability to our peer group. This is a change in costs classification and has been reflected retrospectively for all periods presented.
Segment Reporting
The Company’s reportable segments are: (1) Pressure Pumping, (2) Directional Drilling, (3) Pressure Control, and (4) Wireline.
The Company routinely evaluates whether its separate operating and reportable segments continue to reflect the way its Chief Operating Decision Maker (“CODM”) evaluates the business. The determination is based on the following factors: (1) how the Company’s CODM is currently managing each operating segment as a separate business and evaluating the performance of each segment and making resource allocation decisions distinctly and expects to do so for the foreseeable future, and (2) whether discrete financial information for each operating segment is available. The Company considers its Chief Executive Officer to be its CODM.
The QES segment structure in place at December 31, 2019 continues to reflect the financial information and reports used by the Company’s management, specifically its CODM, to make decisions regarding the Company’s business, including resource allocations and performance assessments. See “Note 13 — Segment Information” for further discussion regarding the Company’s reportable segments.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Revenue Recognition
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers. This ASU amended the existing accounting standards for revenue recognition and requires companies to recognize revenue when control of the promised goods or services is transferred to a customer at an amount that reflects the consideration a company expects to receive in exchange for those goods or services. QES adopted this ASU on January 1, 2018 using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2018. Prior to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2018, the revenue was recognized when persuasive evidence of an arrangement existed, services are performed, the sales price was fixed or determinable and collectability was reasonably assured.
QES recognizes revenue upon the transfer of control of promised products or services to customers at an amount that reflects the consideration it expects to receive in exchange for these products or services. The vast majority of our services and product offerings are short-term in nature, generally between 30 to 60 days. Services are sold without warranty and QES generates revenue from multiple sources within its four operating segments outlined as follows:
Pressure Pumping revenue.   Through its Pressure Pumping segment, the Company provides completion and production services based upon a purchase order, contract or on a spot market basis. Services are provided based on the price book and bid on a stage rate (for hydraulic fracturing services) or job basis (for cementing and acidizing services), contracted or hourly basis, and revenue is recognized when the stage or job is completed. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Revenue is recognized upon the completion of each day’s work (or job, if longer than a day) based upon a completed field ticket, which includes the charges for the services performed, mobilization of the equipment to the location and the personnel involved in such services or mobilization. Additional revenue is generated through labor charges and reimbursable consumable supplies that are incidental to the service being performed. Labor charges and the use of consumable supplies are included on completed field tickets.
Directional Drilling revenue.   Through its directional drilling segment, the Company provides directional drilling services on a day rate or hourly basis, and recognizes the revenue as the services are provided. QES recognizes mobilization revenue and costs for day-work over the days of actual drilling. Included in revenue are proceeds from customers for the cost of oilfield downhole tools and other equipment that are involuntarily damaged or lost-in-hole.
Pressure Control revenue.   Through its Pressure Control segment, the Company provides a range of coiled tubing, snubbing, well control and other well completion and production-related services, including nitrogen and fluid pumping services, on both a contract and spot market basis. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Revenue is recognized upon completion of each day’s work based upon a completed field ticket. The field ticket includes charges for the services performed and any related consumables (such as friction reducers and nitrogen materials) used during the course of the services, which are reported as product sales. The field ticket may also include charges for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job, and other miscellaneous consumables.
Wireline revenue.   Through its Wireline segment, the Company provides cased-hole production logging, casing evaluation logging, through tubing and casing perforating, pressure control, pipe recovery, plug setting, dump-bailing, and other complementary services, on a spot market basis or subject to a negotiated pricing agreement. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to a few weeks. The Company typically charges the customer for these services on a per job basis at agreed-upon spot market rates. Revenue is normally recognized based on a field ticket issued upon the completion of the job. However, for large stage jobs that starts in one period and finishes in another, revenue is recognized on the stages completed for which a field ticket is issued.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The timing of revenue recognition may differ from contract billing or payment schedules, resulting in revenues that have been earned but not billed (“unbilled revenue”) or amounts that have been collected, but not earned.
Typical Contractual Arrangements
The Company typically provides the services based upon a combination of a Master Service Agreement (“MSA”) or its General Terms & Conditions (T&Cs”) and a purchase order or other similar forms of work requests that primarily operate on a spot market basis for a defined work scope on a particular well or well pad. Services are provided based on a price book and bid on a day rate, stage rate or job basis. QES may also charge for the mobilization and set-up of equipment and for materials and consumables used in the services. Contracts generally are short-term in nature, ranging from a few hours to multiple weeks. Contracts typically do not stipulate substantive early termination penalties for either party. As such, the Company determined that its contracts are day to day, even though parties typically do not terminate the contract early during the normal course of business. In cases where the customer terminates the contract early, the Company has an enforceable right to payment for services performed to date. Under day rate contracts, we generally receive a contractual day rate for each day we are performing services. The contractual day rate may vary based on the status of the operations and generally includes a full operating rate and a standby rate. Other fees may be stipulated in the contract related to mobilization and setup of equipment and reimbursements for consumables and cost of tools and equipment, that are involuntarily damaged or lost-in-hole.
Performance Obligations and Transaction Price
Customers generally contract with us to provide an integrated service of personnel and equipment for directional drilling, pressure pumping, pressure control or wireline services. The Company is seen by the operator as the overseer of its services and is compensated to provide an entire suite for its scope of services. QES determined that each service contract contains a single performance obligation, which is each day’s service. In addition, each day’s service is within the scope of the series guidance as both criteria of series guidance are met: 1) each distinct increment of service (i.e. days available to supervise or number of stages determined at contract inception) that the Company agrees to transfer represents a performance obligation that meets the criteria for recognizing revenue over time, and 2) the Company would use the same method for measuring progress toward satisfaction of the performance obligation for each distinct increment of service in the series. Therefore, the Company has determined that each service contract contains one single performance obligation, which is the series of each distinct stage or day’s service.
The transaction price for the Company’s service contracts is based on the amount of consideration the Company expects to receive for providing the services over the specified term and includes both fixed amounts and unconstrained variable amounts. In addition, the contract term may impact the determination and allocation of the transaction price and recognition of revenue. As the Company’s contracts do not stipulate substantive termination penalties, the contract is treated as day to day. Typically, the only fixed or known consideration at contract inception is initial mobilization and demobilization (where it is contractually guaranteed). In cases where the demobilization fee is not fixed, the Company estimates the variable consideration using the expected value method and includes this in the transaction price to the extent it is not constrained. Variable consideration is generally constrained if it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved. As the contracts are not enforceable, the contract price should not include any estimation for the day rate or stage rate charges.
Recognition of Revenue
Directional drilling, pressure pumping, pressure control and wireline services are consumed as the services are performed and generally enhances the customer or operators well site. Work performed on a well site does not create an asset with an alternative use to the contractor since the well/asset being worked

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
on is owned by the customer. Therefore, the Company’s measure of progress for our contracts are hours available to provide the services over the contracted duration. This unit of measure is representative of an output method as described in ASC 606.
The following chart details the types of fees found in a typical service contract and the related recognition method under ASC 606:
Fee type	Revenue Recognition
Day rate	Revenue is recognized based on the day rates earned as it relates to the level of service provided for each day throughout the contract.
Initial mobilization	Revenue is estimated at contract inception and included in the transaction price to be recognized ratably over contract term.
Demobilization	Unconstrained demobilization revenue is estimated at contract inception, included in the transaction price, and recognized ratably over the contract term.
Reimbursement	Recognized (gross of costs incurred) at the amount billed to the customer.
Disaggregation of Revenue
The Company discloses a reconciliation of the disaggregated revenue with the reported results in “Note 13 — Segment Information.”
Future Performance Obligations and Financing Arrangements
As our contracts are day to day and short-term in nature, the Company determined that it does not have material future performance obligations or financing arrangements under its service contracts. Payments are typically due within 30 days after the services are rendered. The timing between the recognition of revenue and receipt of payment is not significant.
No contract assets or liabilities were recognized related to contracts with our customers.
The Company has also exercised the following practical expedients and accounting policy elections provided by ASC 606 for all its service contracts.
1)
QES occasionally pays commissions to its sales staff for successfully obtaining a contract. The commission payment is incremental costs of obtaining a contract and should be capitalized and amortized over the contract period. However, ASC 340-40-25-4 provides a practical expedient, which states that “an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less.” Management has elected to use this practical expedient as most of the Company’s service contracts are less than a month. Accordingly, the Company expenses the commission expense as incurred.

2)
In May 2016, the FASB issued ASU 2016-12 that allows an entity to make an accounting policy election to exclude from the transaction price certain types of taxes collected from a customer (i.e. present revenue net of these taxes), including sales, use, value-added and some excise taxes.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand, and certificates of deposits. QES considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.
The Company maintains its cash and cash equivalents in various financial institutions, which at times may exceed federally insured amounts. Management believes that this risk is not significant.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Accounts Receivable and Allowance for Doubtful Accounts
QES grants credit to qualified customers, which potentially subjects the Company to credit risk resulting from, among other factors, adverse changes in the industry in which the Company operates and the financial condition of its customers. Estimated losses on accounts receivable are provided through an allowance for doubtful accounts. The level of allowance is determined by specifically evaluating customers deemed to be an elevated credit risk, as well as a general analysis of the overall aging of our accounts. As the financial condition of any party changes, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. As of December 31, 2019, 2018 and 2017, the allowance for doubtful accounts was approximately $4.1 million, $1.8 million and $0.8 million, respectively. Bad debt expense of $2.4 million, $1.1 million and $0.3 million was included in selling, general and administration expenses on the consolidated statement of operations for the years ended December 31, 2019, 2018 and 2017, respectively.
Activity in our allowance for doubtful accounts during the years ended December 31, 2019, 2018 and 2017 is set forth in the table below (in thousands of dollars):
	Balance at beginning of period	Charged to costs and expenses	Deductions(1)	Balance at end of period
2019
Allowance for doubtful accounts	$1,841	$2,423	$(207)	$4,057
2018
Allowance for doubtful accounts	776	1,103	(38)	1,841
2017
Allowance for doubtful accounts	$880	$289	$(393)	$776

(1)
Accounts receivable balances written off during the period, net of recoveries.

Unbilled Receivables
Unbilled receivables are the amounts of recoverable revenue that have been earned and not billed at the balance sheet date. Unbilled receivables relate principally to revenue that is billed in the month after services are performed. These items are expected to be collected in the normal course of business.
Inventories
Inventories consisting primarily of cement mix, sand, fuel, chemicals, proppants, and downhole tool spare parts are stated at the lower of cost or net realizable value. The average cost method is used for inventory held by all segments.
Property, Plant, and Equipment
Property, plant, and equipment (“PP&E”) are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred while the cost of additions and improvements that substantially extend the useful life and/or the functionality of a particular asset are capitalized. The cost and related accumulated depreciation of assets retired or otherwise disposed of are eliminated from the accounts, and any resulting gains or losses are recognized in operations in the period of disposal.
PP&E are evaluated to identify events or changes in circumstances (“triggering events”) that indicate that the carrying value of certain PP&E may not be recoverable. PP&E are reviewed for impairment upon the occurrence of a triggering event. An impairment loss is recorded in the period in which it is determined that the carrying amount of PP&E is not recoverable. The determination of recoverability is made based upon the estimated undiscounted future net cash flows of assets grouped at the lowest level for which there are

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
identifiable cash flows independent of the cash flows of other groups of assets with such cash flows to be realized over the estimated remaining useful life of the primary asset within the asset group. If the estimated undiscounted future net cash flows for a given asset group is less than the carrying amount of the related assets, an impairment loss is determined by comparing the estimated fair value with the carrying value of the related assets.
Based on management’s assessment and consideration of the current business environment, the financial performance of the business, and the current outlook, it was determined there was an impairment during the third quarter of 2019 and the Company recorded a non-cash impairment loss of $36.2 million. See Note 2 — Impairments and Other Charges for more details. No impairment of PP&E was recorded for the years ended December 31, 2018 and 2017.
Definite-Lived Intangible Assets
Definite-lived intangible assets are amortized over their estimated useful lives. When events or changes in circumstances (a triggering event) indicate that the asset may have a net book value in excess of their recoverable value, the Company performs a recoverability test on its definite-lived intangible assets by comparing the estimated future net undiscounted cash flows expected to be generated from the use of the asset to the carrying amount of the asset. If the estimated undiscounted cash flows exceed the carrying amount of the asset, an impairment does not exist, and a loss will not be recognized. If the undiscounted cash flows are less than the carrying amount of the asset, the asset is deemed to not be recoverable, and the amount of impairment must be determined by fair valuing the asset.
Deferred Financing Costs
Costs incurred to obtain financing are capitalized and amortized over the term of the loan using the effective interest method. These costs are classified within interest expense on the consolidated statements of operations.
Income Taxes
The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. If applicable, a valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. The Company’s policy is to account for interest and penalties with respect to income taxes as operating expenses.
On December 22, 2017, the President of the United States signed into law legislation informally known as the Tax Cuts and Jobs Act (the “Act”). The Act represents major tax reform legislation that, among other provisions, reduces the U.S. corporate tax rate.
Comprehensive Income (loss)
Any comprehensive income (loss) and its components are displayed in our financial statements. When they arise, we classify items of comprehensive income by their nature in the financial statements and display the accumulated balance and other comprehensive income in members’ equity. Comprehensive income equals net income for all periods presented in the accompanying consolidated financial statements.
Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. A hierarchy has

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability, and are developed based on market data obtained from sources independent of QES. Unobservable inputs are inputs that reflect QES’ assumptions of what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The financial and nonfinancial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels based on the reliability of the inputs.
Level 1
Quoted prices are available in active markets for identical assets or liabilities;

Level 2
Quoted prices in active markets for similar assets and liabilities that are observable for the asset or liability; or

Level 3
Unobservable pricing inputs that are generally less observable from objective sources, such as discounted cash flow models or valuations.

Stock-based compensation
The Company records compensation relating to stock-based compensation transactions and includes such costs in general and administrative expenses in the consolidated statement of operations. The cost is measured at the grant date and based on the calculated fair value of the award. See “Note 14 — Stock-Based Compensation” for additional information related to stock-based compensation.
Accounting Pronouncements
Recently Adopted Accounting Standard Update
Leases
In February 2016, the FASB issued ASU No. 2016-2, Leases (“Topic 842”), to provide guidance for the accounting for leasing transactions. The standard requires the lessee to recognize a lease liability along with a right-of-use (“ROU”) asset for all leases with a term longer than one year. For all leases with a term of 12 months or less, we elected the practical expedient to not recognize lease assets and liabilities. We recognize lease expense for these short-term leases on a straight-line basis over the lease term. The provisions of this standard also apply to situations where the Company is the lessor. The Company adopted this new guidance effective January 1, 2019. ASC 842 requires a modified retrospective approach to each lease that existed at the date of initial application as well as leases entered into after that date. Under the transition method selected by QES, leases existing at, or entered into after, January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with QES historical accounting. The adoption of ASU No. 2016-02 is discussed below and in Note 8 to our consolidated financial statements herein.
The standard had a material impact on our consolidated balance sheets, but did not have an impact on our consolidated income statements. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged.
The Company has elected to adopt the following practical expedients upon the transition date to Topic 842 on January 1, 2019:
•
Transitional practical expedients package: An entity may elect to apply the listed practical expedients as a package to all the leases that commenced before the effective date. The practical expedients are:

◦
The entity need not reassess whether any expired or existing contracts are or contain leases;

◦
The entity need not reassess the lease classification for expired or existing contracts;

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
◦
The entity need not reassess initial direct costs for any existing leases.

•
Use of portfolio approach: An entity can apply this guidance to a portfolio of leases with similar characteristics if the entity reasonably expects that the application of the lease model to the portfolio would not differ materially from the application of the lease model to the individual leases in that portfolio. This approach can also be applied to other aspects of the lease guidance for which lessees/lessors need to make judgments and estimates, such as determining the discount rate and determining and reassessing the lease term.

Accounting Standard Update not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to update the measurement of credit losses on financial instruments. This update improves financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope by using the Current Expected Credit Losses model (CECL). This guidance is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. The new accounting standard introduces the current expected credit losses methodology (CECL) for estimating allowances for credit losses. QES is an oil field service company and as of the year ended December 31, 2019 had a third party accounts receivable balance, net of allowance for doubtful accounts, of $66.3 million.
Topic 326 will not have a material impact on our consolidated balance sheets or our consolidated income statements. The accounting for our trade receivables, allowance for doubtful accounts and bad debt expense remains unchanged.
In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU is intended to simplify aspects of stock-based compensation issued to non-employees by making the guidance consistent with the accounting for employee stock-based compensation. The guidance is effective for the Company for the fiscal year beginning January 1, 2020. While the exact impact of this standard is not known, the guidance is not expected to have a material impact on the Company’s consolidated financial statements, as non-employee stock compensation is nominal relative to the Company’s total expenses as of December 31, 2019.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify aspects of income taxes approach for intraperiod tax allocations when there is a loss from continuing operations and income or a gain from other items, general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. Topic 740 will also provide guidance to simplify how an entity recognizes a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, evaluations of when step ups in the tax basis of goodwill should be considered part of the business combination. Companies should also reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The guidance is effective for the Company for the fiscal year beginning January 1, 2021.
Note 2 — Impairments and Other Charges
The following table presents impairment charges by asset group and related segment along with other charges that were recorded for the year-ended December 31, 2019 in the consolidated Statements of Operations (in thousands of U.S. dollars):

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Pressure Pumping	Wireline	Pressure Control	Corporate	Year Ended December 31, 2019
Property, plant and equipment	$26,350	$318	$—	$—	$26,668
Intangible assets	7,659	—	—	—	7,659
Operating lease right of use assets	169	1,719	—	—	1,888
Total impairment	34,178	2,037	—	—	36,215
Restructuring charges	1,600	1,576	162	2,006	5,344
Total impairment and restructuring	$35,778	$3,613	$162	$2,006	$41,559
We evaluate our long-lived assets for impairment whenever there are changes in facts which suggest that the carrying value of the asset is not recoverable. During the third quarter of 2019, we conducted a review of our Wireline and Pressure Pumping asset groups in consideration of the completion of our fourth quarter 2019 forecast which provided additional insights into expectations of lower growth and margins for the Wireline and Pressure Pumping asset groups. As a result of our review, we determined that the sum of the estimated undiscounted future cash flows of these asset groups were below their respective carrying amounts and thus were not recoverable. As a result, we performed an impairment assessment for these asset groups as of September 30, 2019 using the market and income approaches to determine fair value. The review included an assessment of certain assumptions, including, but not limited to, the evaluation of expected future cash flow estimates, discount rates, capital expenditures, and estimated economic useful lives. As a result of our impairment assessment, we impaired the carrying value to estimated fair value and recognized a non-cash impairment loss of $36.2 million.
QES also recorded $5.3 million in restructuring charges during the third quarter of 2019. The Company implemented a corporate restructuring program to align its cost structure with the current and anticipated market conditions for onshore oilfield service providers. As a result, QES recorded $2.2 million in severance costs related to leadership and organizational structure changes primarily in its Corporate segment, $1.3 million write down of inventory at its Wireline segment due to changes in its business model, $1.6 million related to the early termination of a supply contract in its Pressure Pumping segment, and $0.2 million related to the abandonment of a facility lease at its Pressure Control segment.
NOTE 3 — Inventories
Inventories consisted of the following (in thousands of U.S. dollars):
	December 31, 2019	December 31, 2018
Inventories:
Consumables and materials	$4,968	$7,566
Spare parts	16,633	15,898
Total Inventories	$21,601	$23,464
NOTE 4 — Property, Plant and Equipment
Depreciation of assets is computed using the straight-line method over the lesser of the estimated useful lives of the respective assets or the lease term, if shorter. Depreciation expense and capital lease amortization expense for the years ended December 31, 2019, 2018 and 2017 was $46.2 million, $44.9 million and $43.3 million, respectively. A substantial portion of the Company’s equipment and tools are designed for specific applications in oil and gas exploration. Gains recorded for assets lost in hole for the years ended December 31, 2019, 2018 and 2017 were $9.0 million, $5.4 million and $7.9 million, respectively. Gain/(loss) related to the sale of PP&E for the years ended December 31, 2019, 2018 and 2017 were $1.9 million, $2.4 million and $2.6 million, respectively.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Major classifications of PP&E and their respective useful lives were as follows (in thousands of dollars):
	Estimated Useful Lives	As of December 31,
		2019	2018
Land	Indefinite	$2,732	$3,740
Service equipment	3 – 10 years	259,958	298,782
Machinery and equipment	7 – 15 years	80,672	70,749
Buildings and leasehold improvements	5 – 39 years	14,000	24,648
Software	3 – 5 years	3,031	2,348
Office furniture and equipment	3 – 10 years	2,499	2,792
ROU assets, net – finance leases	7 – 15 years	8,422	—
		371,314	403,059
Less: Accumulated depreciation		(265,293)	(255,843)
		106,021	147,216
Construction in progress		4,354	6,662
Property, plant and equipment, net		$110,375	$153,878
Property, plant and equipment under capital leases included in the above are as follows:
	Estimated Useful Lives	As of December 31,
		2018
Machinery and equipment	3 Years	$233
Buildings and leasehold improvements	20 Years	2,252
		2,485
Less: Accumulated amortization		(676)
		$1,809
Assets Held for Sale
As of December 31, 2019, our consolidated balance sheet includes assets classified as held for sale of $3.3 million. The assets held for sale are reported within prepaid and other current assets on the consolidated balance sheet and represent the value of one operational facility in our Pressure Pumping segment and one operational facility in our Wireline segment. These assets are being actively marketed for sale as of December 31, 2019 and are recorded at the lower of their carrying value or fair value less costs to sell. The decision to sell these assets were supported by additional insights into expectations of lower growth and margins for the Wireline and Pressure Pumping asset groups provided during our impairment trigger review performed during the fourth quarter of 2019.
NOTE 5 — Intangible Assets
Definite-Lived Intangible Assets
As a result of the Company’s third quarter 2019 impairment assessment, we recognized a non-cash impairment loss of $36.2 million, $7.7 million of the impairment loss related to QES intangibles assets. The remaining carrying values of the customer relationships and non-compete agreement intangible assets were written down to zero, their respective fair market values, as of September 30, 2019. There were no impairment triggering events during 2018 and 2017. The changes in the carrying amounts of other intangible assets for the year ended December 31, 2019, 2018 and 2017 are as follows (in thousands of dollars):

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Trademarks	Customer Relationships	Non-compete Agreement	Total
Gross Amount as of December 31, 2018	$1,750	$11,710	$4,560	$18,020
Accumulated Amortization	(1,750)	(3,603)	(3,648)	(9,001)
Net Balance as of December 31, 2018	—	8,107	912	9,019
Gross Amount as of December 31, 2019	1,750	11,710	4,560	18,020
Accumulated Amortization	(1,750)	(11,710)	(4,560)	(18,020)
Net Balance as of December 31, 2019	$—	$—	$—	$—
Amortization expense for the years ended December 31, 2019, 2018 and 2017 were $1.4 million, $1.8 million and $2.4 million, respectively. As noted in Note 2 — Impairments and other charges, during the third quarter of 2019, the Company impaired the remaining $7.7 million of customer relationship and non-compete agreement intangibles. At December 31, 2019, QES’s intangible asset balance was zero.
NOTE 6 — Accrued Liabilities
Accrued liabilities consist of the following (in thousands of U.S. dollars):
	December 31, 2019	December 31, 2018
Current accrued liabilities:
Accrued payables	$7,985	$12,943
Payroll and payroll taxes	7,665	7,051
Bonus	3,147	6,117
Workers compensation insurance premiums	1,328	1,532
Sales tax	1,813	2,599
Ad valorem tax	648	581
Health insurance claims	1,010	921
Other accrued liabilities	5,925	5,789
Total accrued liabilities	$29,521	$37,533
NOTE 7 — Long-Term Debt
Former Revolving Credit Facility
The Company had a revolving credit facility (“the Former Revolving Credit Facility”), which had a maximum borrowing facility of $110.0 million that was scheduled to mature on September 19, 2018. All obligations under the credit agreement for the Former Revolving Credit Facility were collateralized by substantially all of the assets of the Company. The Revolving Credit Facility’s credit agreement contained customary restrictive covenants that required the Company not to exceed or fall below two key ratios, a maximum loan to value ratio of 70% and a minimum liquidity of $7.5 million. In connection with the closing of the IPO on February 13, 2018, we fully repaid and terminated the Former Revolving Credit Facility. No early termination fees were incurred by the Company in connection with the termination of the Former Revolving Credit Facility. A loss on extinguishment of $0.3 million relating to unamortized deferred costs was recognized in interest expense during the first quarter of 2018.
Former Term Loan
The Company also had a four-year, $40.0 million term loan agreement (the “Former Term Loan”) with a lending group, which included Geveran Investments Limited, Archer Holdco LLC and Robertson QES

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Investment LLC, an affiliate of Quintana Capital Group, L.P., that was scheduled to mature on December 19, 2020. The Former Term Loan agreement contained customary restrictive covenants that required the Company not to exceed or fall below two key ratios, a maximum loan to value ratio of 77% and a minimum liquidity of $6.8 million. The interest rate on the unpaid principal was 10.0% interest per annum and accrued on a daily basis. At the end of each quarter all accrued and unpaid interest was paid in kind by capitalizing and adding to the outstanding principal balance. In connection with the closing of the IPO on February 13, 2018, the Former Term Loan was settled in full by cash and common shares in the Company. In connection with the settlement of the Former Term Loan, a prepayment fee of 3%, or approximately $1.3 million was paid. The prepayment fee is recorded as a loss on extinguishment and included within interest expense. The Company also recognized within interest expense $5.4 million of unamortized discount expense and $1.7 million of unamortized deferred financing cost in interest expense during the first quarter of 2018.
ABL Facility
In connection with the closing of the IPO on February 13, 2018, we entered into a new five year asset-based revolving credit agreement (the “ABL Facility”) with each lender party thereto and Bank of America, N.A. as administrative agent and collateral agent. The ABL Facility replaced the Former Revolving Credit Facility, which was terminated in conjunction with the effectiveness of the ABL Facility. The ABL Facility provides for a $100.0 million revolving credit facility subject to a borrowing base. Upon closing of the ABL Facility, the borrowing capacity was $77.6 million and $13.0 million was immediately drawn. As of December 31, 2019 our borrowing capacity was $61.7 million. The loan interest rate on the $21.0 million borrowings outstanding at December 31, 2019 was 4.5%. The outstanding balance is recorded as long-term debt under the ABL Facility. At December 31, 2019, we had $14.7 million of cash and cash equivalents and $37.7 million availability on the ABL Facility, which resulted in a total liquidity position of $52.4 million.
The ABL Facility contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Certain affirmative covenants, including certain reporting requirements and requirements to establish cash dominion accounts with the administrative agent, are triggered by failing to maintain availability under the ABL Facility at or above specified thresholds or by the existence of an event of default under the ABL Facility. The ABL Facility provides for some exemptions to its negative covenants allowing the Company to make certain restricted payments and investments; subject to maintaining availability under the ABL Facility at or above a specified threshold and the absence of a default.
The ABL Facility contains a minimum fixed charge coverage ratio of 1.0 to 1.0 that is triggered when availability under the ABL Facility falls below a specified threshold and is tested until availability exceeds a separate specified threshold for 30 consecutive days.
The ABL Facility contains events of default customary for facilities of this nature, including, but not limited, to: (i) events of default resulting from the Company’s failure or the failure of any credit other party to comply with covenants (including the above-referenced financial covenant during periods in which the financial covenant is tested); (ii) the occurrence of a change of control; (iii) the institution of insolvency or similar proceedings against QES or any other credit party; and (iv) the occurrence of a default under any other material indebtedness that any credit party may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the ABL Facility, the lenders will be able to declare any outstanding principal balance of our ABL Facility, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies, including remedies against the collateral, as more particularly specified in the ABL Facility. As of December 31, 2019 the Company was in compliance with all debt covenants.
QES uses standby letters of credit, arranged through our ABL facility, to facilitate commercial transactions with third parties and to secure our performance to certain vendors. Under these arrangements, QES has payment obligations to the issuing bank that are triggered by a draw by certain third parties in

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
the event QES fails to perform according to the terms of its underlying contract. As of December 31, 2019, QES had issued a letter of credit for $2.8 million. The unused amount under the letter of credit was $2.8 million. To the extent liabilities are incurred as a result of the activities covered by the letter of credit, such liabilities are included on the accompanying consolidated balance sheets.
NOTE 8 — Leases
The Company adopted Topic 842, effective January 1, 2019. The adoption of this standard resulted in the recording of a right of use asset and lease liability of approximately $29.1 million as of January 1, 2019, with no related impact on our consolidated statement of shareholders’ equity or consolidated statement of operations. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at the lease commencement.
We have operating and finance leases for administrative offices, operations and manufacturing facilities, and certain equipment. Our leases have remaining lease terms of one year to eight years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases within one year. Options to extend a lease term are considered within the lease term when the lessee is reasonably certain to exercise the option while termination options are considered within the lease term when they are reasonably certain not to be exercised.
The components of lease expense were as follows (in thousands of U.S. dollars):
Year Ended December 31, 2019
Operating lease cost:	$9,339
Short-term lease cost:	$803
Finance lease cost:
Amortization of ROU assets	2,091
Interest on lease liabilities	840
Total finance lease cost	2,931
Supplemental cash flow information related to leases was as follows (in thousands of U.S. dollars):
Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$7,940
Operating cash flows for finance leases	784
Financing cash flows for finance leases	1,990
ROU assets obtained in exchange for lease obligations:
Operating leases	$907
Finance leases	8,887

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Supplemental balance sheet information related to leases was as follows (in thousands of U.S. dollars, except lease term and discount rate):
December 31, 2019
Operating Leases
Operating lease ROU assets	$10,943
Other current liabilities	$4,445
Long-term operating lease liabilities	7,970
Total operating lease liabilities	$12,415
Finance Leases
Property and equipment, net	$8,422
Other current liabilities	$2,779
Long-term finance lease liabilities	7,961
Total finance lease liabilities	$10,740
Weighted Average Remaining Lease Term
Operating leases (in years)	3.6
Finance leases (in years)	4.3
Weighted Average Discount Rate
Operating leases	6.7%
Finance leases	8.1%
Maturities of lease liabilities were as follows at December 31, 2019 (in thousands of U.S. dollars):
	Operating Leases	Finance Leases
2020	$5,409	$3,749
2021	4,440	3,709
2022	2,539	2,993
2023	917	1,148
2024	524	631
Thereafter	1,083	1,307
Total lease payments	14,912	13,537
Less: imputed interest	(2,497)	(2,797)
Total	$12,415	$10,740
At December 31, 2018, future minimum lease payments under the Company’s finance leases for the five years ending December 31, 2019 through December 31, 2023 and thereafter are as follows: $0.7 million, $0.7 million, $0.6 million, $0.6 million, $0.6 million and $1.9 million, respectively.
At December 31, 2018, future minimum lease payments under the Company’s operating leases for the five years ending December 31, 2019 through December 31, 2023 and thereafter are as follows: $11.0 million, $6.9 million, $6.3 million, $4.5 million, $1.1 million and $1.2 million, respectively.
NOTE 9 — Income Taxes
Quintana Energy Services LP was originally organized as a limited partnership and treated as a flow-through entity for federal and most state income tax purposes. As such, taxable income and any related tax

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
credits were passed through to its members and included in their respective tax returns. As a result of the IPO and related Organizational Transactions, QES was formed as a corporation to hold all of the operational assets of QES LP and its subsidiaries. Due to the fact that QES is a taxable entity, the Company established a provision for deferred income taxes as of February 8, 2018. Accordingly, a provision for federal and state corporate income taxes has been made only for the operations of QES from February 8, 2018 through December 31, 2018 in the accompanying consolidated and combined financial statements.
As the Company does not operate internationally, income from continuing operations is sourced exclusively from the United States. The provision for income taxes consisted of the following (in thousands of dollars):
	Year Ended December 31,
	2019	2018	2017
Current income tax (expense) benefit
Federal	$—	$(22)	$(40)
State	(502)	(507)	(1)
Total current income tax (expense)	(502)	(529)	(41)
Deferred income tax (expense) benefit
Federal	—	—	(45)
State	58	(92)	(5)
Total deferred income tax (expense) benefit	58	(92)	(50)
	$(444)	$(621)	$(91)
The following table presents the reconciliation of our income taxes calculated at the statutory federal tax rate, currently 21.0%, to the income tax provision in our financial statements. The Company’s effective tax rate for 2019 of (0.6)% differs from the statutory rate, primarily due to nondeductible expenses, state taxes and a valuation allowance. The Company’s effective tax rate for 2018 and 2017 was (3.9)% and (0.4)%, respectively.
	Year Ended December 31,
	2019	2018	2017
Income tax provision computed at the statutory federal rate	21.0%	21.0%	34.0%
State income taxes, net of federal tax benefit	(0.5)	(3.7)	—
Non-deductible wages	(0.3)	(4.1)	—
Non-deductible meals and entertainment	(1.0)	(4.1)	—
Stock based compensation	(2.6)	(6.5)	—
Valuation allowance	(12.5)	(6.3)	—
Flow through income not taxable	—	—	(34.4)
Other differences	—	(0.2)	—
Change in rate and return to provision	(4.7)	—	—
Effective tax rate	(0.6)%	(3.9)%	(0.4)%
The preceding table shows the Company’s effective tax rate for 2019, 2018, and 2017 of (0.6)%, (3.9)%, and (0.4)%, respectively. For 2017, the Company’s effective tax rate of (0.4)% differed from the statutory tax rate of 34.0% primarily due to flow through income that is taxable to the owners. As the majority of the Company’s operations in 2017 were taxable to the Company’s owners, the Company’s tax rate in 2017 is attributable to federal and state income tax on the Company’s wholly-owned corporate subsidiaries and Texas franchise taxes. For 2018, the Company’s effective tax rate of (3.9)% differed from the statutory tax rate of 21.0% primarily due to nondeductible expenses, state taxes, and a valuation allowance. Due to the Company’s

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
restructuring related to its Initial Public Offering, unlike in prior years, the majority of the Company’s operations in 2018 were taxable to the Company. For 2019, the Company’s effective tax rate of (0.6)% differed from the statutory tax rate of 21.0% primarily due to nondeductible expenses, state taxes, valuation allowance, and change in rate and return to provision. The year-over-year change in the Company’s effective tax rate from (3.9)% to (0.6)% was primarily driven by a significant increase in the Company’s book loss, however Texas franchise tax expense remained constant since it is a marginal tax.
On December 22, 2017, the US enacted the Tax Cuts and Jobs Act of 2017 (“US Tax Reform”), a comprehensive U.S. tax reform package that, effective January 1, 2018, among other things, lowered the corporate income tax rate from 35% to 21% and moved the country toward a territorial tax system. Under ASC 740 “Income Taxes,” companies are required to recognize the effects of changes in tax laws and tax rates on deferred tax assets and liabilities in the period in which the new legislation is enacted. As a result, all deferred tax assets and liabilities were appropriately measured at the effective rate. The accounting for income tax effects of US Tax Reform was completed in 2018 and the Company did not record any material measurement period adjustments in 2018.
Deferred income taxes are provided to reflect the future tax consequences or benefits of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates. Deferred tax assets and liabilities were classified in the consolidated balance sheet as follows (in thousands of dollars):
	Year Ended December 31,
	2019	2018	2017
Deferred tax assets:
Reserves & accruals	$2,109	$1,698	$—
Stock based compensation	994	1,844	—
Intangible assets	52,855	60,978	—
Net operating loss carryforwards	42,241	40,987	—
Other	49	56	—
Operating lease liabilities	2,872	—	—
Total deferred tax assets	$101,120	$105,563	$—
Deferred tax liability:
Prepaid expenses	(131)	(180)	—
Property plant and equipment	(10,687)	(15,486)	(185)
Financing lease assets	(922)	—	—
Operating lease assets	(2,170)	—	—
Total deferred tax liabilities	$(13,910)	$(15,666)	$(185)
Valuation allowance	(87,322)	(90,027)	—
Net deferred tax liability	$(112)	$(130)	$(185)
As of December 31, 2019, the Company had total U.S. federal tax net operating loss (“NOL”) carryforwards of $162.1 million and state NOL carryforwards of $203.8 million. Of these amounts, for U.S. federal purposes, $66.7 million related to the Company’s current year federal tax loss, and the remaining $95.4 million was generated in prior years. In regard to the state NOL carryforwards, $92.0 million is related to the Company’s current year state tax losses and the remaining $111.8 million was generated in prior years. As a result of the US Tax Reform enacted in January 2018, federal net operating losses generated after December 31, 2017 can be carried forward indefinitely. As such, $15.6 million of the Company’s federal carryforwards will begin to expire in 2029 and the remaining carryforwards have no expiration. The Company’s state NOL carryforwards will begin to expire in 2019.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ASC 740, “Income Taxes”, requires the Company to reduce its deferred tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. As a result of the Company’s evaluation of both the positive and negative evidence, the Company determined it does not believe it is more likely than not that its deferred tax assets will be utilized in the foreseeable future and has recorded a valuation allowance.
Changes in the valuation allowance for deferred tax assets were as follows (in thousands of dollars):
Valuation allowance as of the beginning of January 1, 2019	$(90,027)
Charged to income tax provision for current year activity	2,705
Valuation allowance as of December 31, 2019	$(87,322)
There were no unrecognized tax positions or unrecognized tax benefits nor any accrued interest or penalties associated with unrecognized tax positions during the years ended December 31, 2019, 2018 and 2017. The Company believes it has appropriate support for the income tax positions taken and to be taken on the Company’s tax returns and its accruals for tax liabilities are adequate for all open years based on our assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. The Company’s tax returns are open to audit under the statute of limitations for the years ended December 31, 2016 through December 31, 2018 for federal tax purposes and for the years ended December 31, 2016 through December 31, 2018 for state tax purposes.
NOTE 10 — Related Party Transactions
The Company utilizes some Quintana Capital Group, L.P. affiliate employees for certain accounting and risk management functions and incurs some tool rental and maintenance charges from Archer Well Company Inc. These amounts are reimbursed by the Company on a monthly basis.
At December 31, 2019, 2018 and 2017 QES had the following transactions with related parties (in thousands of U.S. dollars):
	December 31, 2019	December 31, 2018
Accounts payable to affiliates of Quintana Capital Group, L.P.	$23	$—
Accounts payable to affiliates of Archer Well Company Inc.	$21	$40
	Year Ended December 31,
	2019	2018	2017
Operating expenses from affiliates of Quintana Capital Group, L.P.	$408	$384	$529
Operating expenses from affiliates of Archer Well Company Inc.	$26	$81	$10
NOTE 11 — Business Concentration
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited because the Company performs credit evaluations, sets credit limits, and monitors the payment patterns of its customers. Cash balances on deposits with financial institutions, at times, may exceed federally insured limits. The Company regularly monitors the institutions’ financial condition.
The majority of the Company’s business is conducted with large, midsized, small, and independent oil and gas operators and exploration and production (“E&P”) companies. The Company evaluates the financial strength of customers and provide allowances for probable credit losses when deemed necessary. The

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
market for the Company’s services is the oil and gas industry in the United States. This market has historically experienced significant volatility.
As of the years ended December 31, 2019, 2018 and 2017 one customer represented 10.1%, 11.9% and 10.3% respectively, of the Company’s consolidated revenue.
NOTE 12 — Commitments and Contingencies
Environmental Regulations & Liabilities
The Company is subject to various federal, state and local environmental laws and regulations that establish standards and requirements for the protection of the environment. The Company continues to monitor the status of these laws and regulations. However, the Company cannot predict the future impact of such standards and requirements on its business, which are subject to change and can have retroactive effectiveness.
Currently, the Company has not been fined, cited or notified of any environmental violations or liabilities that would have a material adverse effect upon its condensed consolidated financial position, results of operations, liquidity or capital resources. However, management does recognize that by the very nature of its business, material costs could be incurred in the future to maintain compliance. The amount of such future expenditures is not determinable due to several factors, including the unknown magnitude of possible regulation or liabilities, the unknown timing and extent of the corrective actions which may be required, the determination of the Company’s liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.
Litigation
The Company is a defendant or otherwise involved in a number of lawsuits in the ordinary course of business. Estimates of the range of liability related to pending litigation are made when the Company believes the amount and range of loss can be estimated and records its best estimate of a loss when the loss is considered probable. When a liability is probable, and there is a range of estimated loss with no best estimate in the range, the minimum estimated liability related to the lawsuits or claims is recorded. As additional information becomes available, the potential liability related to pending litigation and claims is assessed and the estimate is revised. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from estimates. The Company’s ultimate exposure with respect to pending lawsuits and claims is not expected to have a material adverse effect on our financial position, results of operations or cash flows.
The Company previously disclosed a class action filed in 2016 against one of the Company’s subsidiaries alleging violations of state based wage and hour laws and the FLSA relating to non-payment of overtime pay. The Company believes its pay practices comply with the FLSA and presented a vigorous defense. In September 2019, the District Court for the Southern District of Texas issued a Final Judgment in favor of the Company on all claims, and the time for claimants to appeal has passed.
Other Commitments and Contingencies
The Company is not aware of any other matter that may have a material effect on its financial position or results of operations.
Leases
See Note 8 — Leases for additional information about our lease liabilities and commitments.
NOTE 13 — Segment Information
QES currently has four reportable segments: Directional Drilling, Pressure Pumping, Pressure Control and Wireline. These segments have been selected based on the Company’s CODM assessment of resource

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
allocation and performance. The Company considers its Chief Executive Officer to be its CODM. The CODM evaluates the performance of our segments based on revenue and income measures, which include Adjusted EBITDA.
Directional Drilling
Our Directional Drilling segment is comprised of directional drilling services, downhole navigational and rental tools businesses and support services, including well planning and site supervision, which assists customers in the drilling and placement of complex directional and horizontal wellbores. This segment utilizes its fleet of in-house positive pulse measurement-while-drilling navigational tools, mud motors and ancillary downhole tools, as well as electromagnetic navigational systems. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. We provide directional drilling and associated services to E&P companies in many of the most active areas of onshore oil and natural gas development in the United States, including the Permian Basin, Eagle Ford Shale, Mid-Continent region, Marcellus/Utica Shale and DJ/Powder River Basin.
Pressure Pumping
Our Pressure Pumping segment provides hydraulic fracturing stimulation services, cementing services and acidizing services. The majority of the revenues generated in this segment are derived from pressure pumping services focused on fracturing, cementing and acidizing services in the Permian Basin, Mid-Continent region and the DJ/Powder River Basin. These pressure pumping and stimulation services are primarily used in the completion, production and maintenance of oil and gas wells. Customers for this segment include large public E&P operators as well as independent oil and gas producers.
Pressure Control
Our Pressure Control segment supplies a wide variety of equipment, services and expertise in support of completion and workover operations throughout the United States. Its capabilities include coiled tubing, snubbing, fluid pumping, nitrogen, well control and other pressure control related services. Our Pressure Control equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations. We provide our pressure control services primarily in the Mid-Continent region, Eagle Ford Shale, Permian Basin, DJ/Powder River Basin, Haynesville Shale and East Texas Basin.
Wireline
Our Wireline segment provides new well wireline conveyed tight-shale reservoir perforating services across many of the major U.S. shale basins and also offers a range of services such as cased-hole investigation and production logging services, conventional wireline, mechanical services and pipe recovery services. These services are offered in both new well completions and for remedial work. The majority of the revenues generated in our Wireline segment are derived from the Permian Basin, Eagle Ford Shale, Mid-Continent region (including the SCOOP/STACK), Haynesville Shale and East Texas Basin as well as in industrial and petrochemical facilities.
Segment Adjusted EBITDA
The Company views Adjusted EBITDA as an important indicator of segment performance. The Company defines Segment Adjusted EBITDA as net income (loss) plus income taxes, net interest expense, depreciation and amortization, impairment charges, net (gain) loss on disposition of assets — excluding (gain) loss of lost in hole assets, stock based compensation, transaction expenses, rebranding expenses, settlement expenses, restructuring expenses, impairment expenses, severance expenses and equipment stand-up expense. The CODM uses Segment Adjusted EBITDA as the primary measure of segment operating performance.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following table presents a reconciliation of Segment Adjusted EBITDA to net (loss) income (in thousands of U.S. dollars):
	Year Ended December 31,
	2019	2018	2017
Segment Adjusted EBITDA:
Directional Drilling	$34,093	$23,694	$17,498
Pressure Pumping	(5,053)	28,700	27,784
Pressure Control	10,958	18,389	6,539
Wireline	(1,122)	1,362	(1,794)
Corporate and Other	(21,454)	(33,573)	(17,459)
Impairment and other charges	(41,559)	—	—
Income tax expense	(444)	(621)	(91)
Interest expense	(3,213)	(11,825)	(11,251)
Depreciation and amortization	(49,519)	(46,683)	(45,687)
Gain on disposition of assets	1,914	2,375	2,639
Other (expense) income	(37)	—	666
Net loss	$(75,436)	$(18,182)	$(21,156)
Financial information related to the Company’s total assets position as of December 31, 2019 and December 31, 2018, by segment, is as follows (in thousands of U.S. dollars):
	December 31, 2019	December 31, 2018
Directional Drilling	$99,456	$96,942
Pressure Pumping	45,875	121,824
Pressure Control	67,685	70,401
Wireline	21,304	28,039
Total	$234,320	$317,206
Corporate & Other	6,209	7,343
Total assets	$240,529	$324,549

	Year Ended December 31, 2019
	Directional Drilling	Pressure Pumping	Pressure Control	Wireline	Total
Revenues	$227,949	$90,185	$106,594	$59,555	$484,283
Depreciation and amortization	$12,509	$20,370	$12,662	$3,978	$49,519
Capital expenditures	$14,966	$5,208	$13,170	$1,903	$35,247
	Year Ended December 31, 2018
	Directional Drilling	Pressure Pumping	Pressure Control	Wireline	Total
Revenues	$192,491	$214,154	$122,620	$75,089	$604,354
Depreciation and amortization	$10,849	$22,571	$9,207	$4,056	$46,683
Capital expenditures	$13,003	$29,235	$20,125	$2,594	$64,957

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Year Ended December 31, 2017
	Directional Drilling	Pressure Pumping	Pressure Control	Wireline	Total
Revenues	$145,230	$153,118	$89,912	$49,773	$438,033
Depreciation and amortization	$11,994	$22,867	$6,560	$4,266	$45,687
Capital expenditures	$9,038	$5,268	$6,446	$492	$21,244
NOTE 14 — Stock-Based Compensation
As of December 31, 2019, the Company had three types of stock-based compensation under the Company’s 2018 Long-Term Incentive Plan (i) restricted stock awards (“RSA”) issued to directors (ii) restricted stock units (“RSU”) issued to executive officers and other key employees and (iii) performance stock units (“PSU”), which are RSUs with performance requirements, issued to executive officers and other senior management. Stock-based compensation issued prior to the Company’s IPO was subject to a dual vesting requirement, one of which was the time vesting component and the other was the consummation of a specified transaction, which included an initial public offering. As the initial public offering occurred on February 9, 2018, there was no stock-based compensation expense recognized in periods prior to the IPO. The stock-based compensation awards and units are classified as equity awards as they are settled in shares of QES common stock.
The following table summarizes stock-based compensation costs for the years ended December 31, 2019, 2018 and 2017(in thousands of U.S. dollars):
	Years Ended December 31,
	2019	2018	2017
Restricted stock awards	$600	$438	$—
Restricted stock units	7,276	16,293	—
Performance stock units	1,052	1,167	—
Stock-based compensation expense(1)	$8,928	$17,898	$—

(1)
During the third quarter of 2019, $0.3 million of restructuring costs related to the termination of certain key members of management is included within the total $8.9 million of stock based compensation for the year-ended December 31, 2019.

i. Restricted Stock Awards
In January 2019, the Company’s Compensation Committee of the Board of Directors approved the issuance of RSAs to the Company’s non-executive directors. During the first quarter 2019, we granted 140,844 RSAs, which had a grant date fair value of $4.26 per share. The stock awards fully vested in February 2020.
In March 2018, the Company’s Compensation Committee of the Board of Directors approved the issuance of RSAs to the Company’s non-executive directors. During the second quarter 2018, we granted 57,145 RSAs, which had a grant date fair value of $8.75 per share. The stock awards fully vested in February 2019.
The Company recognized these RSAs at fair value based on the closing price of the Company’s common stock on the date of grant. The compensation expense associated with these RSAs will be amortized into income on a straight-line basis over the vesting period.
As of December 31, 2019 and 2018, the total unamortized compensation costs related to the non-executive RSAs was $0.1 million and zero, which the Company expects to recognize over the remaining vesting period of 0.1 years.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
ii. Restricted Stock Units
During the first quarter 2019, executive officers and key employees were granted a total of 897,967 RSUs, net of forfeitures, under the 2018 Long-Term Incentive Plan. These RSUs vest ratably over a three-year service condition with one-third vesting on each anniversary of the RSU’s grant date provided that the employee remains employed by the Company at the applicable vesting date.
During the second quarter 2018, executive officers and key employees were granted a total of 476,042 RSUs, net of forfeitures, under the 2018 Long-Term Incentive Plan. These RSUs vest ratably over a three-year service condition with one-third vesting on each anniversary of the Company’s IPO provided that the employee remains employed by the Company at the applicable vesting date.
The Company recognized these RSUs at fair value based on the closing price of the Company’s common stock on the date of grant. The compensation expense associated with these RSUs will be amortized into income on a straight-line basis over the vesting period.
As of December 31, 2019 and 2018 total unamortized compensation cost related to unvested restricted stock units were $8.6 million and $16.9 million, respectively, which the Company expects to recognize over the remaining weighted-average period of 1.60 years.
During the year ended December 31, 2019, the Company made certain changes to its leadership and organizational structure, which included the departure of certain officers and employees of the Company. As a result of the departures, 168,659 RSUs were forfeited and the $1.7 million of previously recognized RSU stock compensation expense was reversed during 2019. In addition to the forfeitures, 181,948 previously unvested RSUs were accelerated resulting in $0.3 million of stock compensation expense recognized as a part of the departures.
A summary of the status and changes during the year ended December 31, 2019 of the Company’s shares of non-vested RSUs is as follows:
	Number of Shares (in thousands)	Grant Date Fair Value per Share	Weighted Average Remaining Life (in years)
Outstanding at December 31, 2017:	1,627	$17.73	3.46
Granted	476	8.92	2.11
Forfeited	(8)	8.92
Vested	(544)	10.00
Outstanding at December 31, 2018:	1,551	$15.74	2.36
Granted	898	4.26	2.12
Forfeited	(169)	7.77
Vested	(691)	9.41
Outstanding at December 31, 2019:	1,589	$11.53	1.60
iii. Performance Stock Units
During the first quarter 2019, executive officers and senior management were awarded a total of 646,966 PSUs under the 2018 Long-Term Incentive Plan. The PSUs are subject to both a performance and service requirement. Under current accounting guidance 323,483 of the awarded 646,966 PSU are accounted for as being granted. These 323,483 PSUs still require the achievement of a certain performance as measured on December 31, 2019, based on the Company’s performance with respect to relative total stockholder return and the other 323,483 PSUs, which were awarded but are not yet considered granted, are based on the performance of management and the Company during the period between January 1, 2019 and December 31, 2019 determined by the Board’s compensation committee. Any PSUs that have not been

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
earned at the end of a performance period will be forfeited. Should the grantee satisfy the service requirement applicable to such earned performance share unit, vesting shall occur in equal installments on the first three anniversaries of the award date.
During the second quarter 2018, executive officers and senior management were granted a total of 425,083 PSUs under the 2018 Long-Term Incentive Plan. The PSUs were subject to both a performance and service requirement. The PSUs required the achievement of a certain performance as measured on December 31, 2018, based on (i) the Company’s performance with respect to relative total stockholder return and (ii) the Company’s performance with respect to absolute total stockholder return. Any PSUs that were not earned at the end of the performance period were forfeited. As a result of not fully achieving the performance measure, 297,558 PSUs were forfeited. The remaining 127,525 PSUs were earned and should the grantee satisfy the service requirement applicable to such earned performance share unit, vesting shall occur in equal installments on the first three anniversaries of the Company’s IPO.
The Company recognized the 323,483 PSUs deemed granted at their fair value determined using the Monte Carlo simulation model. The compensation expense associated with these PSUs will be amortized on a graded straight line basis over the vesting period. The PSUs that were awarded but not yet granted will be deemed granted on the date the Board’s compensation committee determines how many PSUs have been earned. These additional earned PSUs will then be amortized on a straight line basis over the remaining vesting period, based on the grant date stock price upon approval by the compensation committee.
As of December 31, 2019 and 2018, the total unamortized compensation cost related to unvested PSUs was $0.7 million and $1.2 million, respectively. The Company expects to recognize the expense over the remaining weighted-average period of 1.91 years.
During the year ended December 31, 2019 the Company made certain changes to its leadership and organizational structure, which included the departure of certain officers and employees of the Company. As a result of the departures, 77,507 PSUs were forfeited and the $0.4 million of previously recognized PSU stock compensation expense was reversed during the third and fourth quarter of 2019.
A summary of the outstanding PSUs for the years ended December 31, 2019, 2018 and 2017 is as follows:
	Number of Shares (in thousands)	Grant Date Fair Value per Share	Weighted Average Remaining Life (in years)
Outstanding at December 31, 2017:	—	$—	—
Granted	425	5.49	2.36
Forfeited	—	—	—
Vested	—	—	—
Outstanding at December 31, 2018:	425	$5.49	2.11
Granted	323	3.98	2.12
Forfeited	(389)	5.45	—
Vested	(44)	5.49	—
Outstanding at December 31, 2019	315	$4.84	1.91
NOTE 15 — Revenue
Performance Obligations and Transaction Price
Customers generally contract with us to provide an integrated service of personnel and equipment for directional drilling, pressure pumping, pressure control or wireline services. The Company is seen by the operator as the overseer of its services and is compensated to provide an entire suite of services. QES

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
determined that each service contract contains a single performance obligation, which is each day’s service. In addition, each day’s service is within the scope of the series guidance as both criteria of series guidance are met per ASC 606: 1) each distinct increment of service (i.e. days available to supervise or number of stages determined at contract inception) that the Company agrees to transfer represents a performance obligation that meets the criteria for recognizing revenue over time, and 2) the Company would use the same method for measuring progress toward satisfaction of the performance obligation for each distinct increment of service in the series. Therefore, the Company has determined that each service contract contains one single performance obligation, which is the series of each distinct daily service rendered.
The transaction price for the Company’s service contracts is based on the amount of consideration the Company expects to receive for providing the services over the specified term and includes both fixed amounts and unconstrained variable amounts. In addition, the contract term may impact the determination and allocation of the transaction price and recognition of revenue. As the Company’s contracts do not stipulate substantive termination penalties, the contract is treated as day to day. Typically, the only fixed or known consideration at contract inception is initial mobilization and demobilization (where it is contractually guaranteed). In cases where the demobilization fee is not fixed, the Company estimates the variable consideration using the expected value method and includes this in the transaction price to the extent it is not constrained. Variable consideration is generally constrained if it is probable that a significant reversal in the amount of cumulative revenue recognized will occur when the uncertainty associated with the variable consideration is subsequently resolved. As the contracts are not enforceable, the contract price should not include any estimation for the day rate or stage rate charges.
Recognition of Revenue
Directional drilling, pressure pumping, pressure control and wireline services are consumed as the services are performed and generally enhances the customer or operators well site. Work performed on a well site does not create an asset with an alternative use to the contractor since the well/asset being worked on is owned by the customer. Therefore, the Company’s measure of progress for our contracts are hours available to provide the services over the contracted duration. This unit of measure is representative of an output method as described in ASC 606.
The following chart details the types of fees found in a typical service contract and the related recognition method under ASC 606:
Fee type	Revenue Recognition
Day rate	Revenue is recognized based on the day rates earned as it relates to the level of service provided for each day throughout the contract.
Initial mobilization	Revenue is estimated at contract inception and included in the transaction price to be recognized ratably over contract term.
Demobilization	Unconstrained demobilization revenue is estimated at contract inception, included in the transaction price, and recognized ratably over the contract term.
Reimbursement	Recognized (gross of costs incurred) at the amount billed to the customer.
Disaggregation of Revenue
The Company discloses a reconciliation of the disaggregated revenue with the reported results in “Note 13 — Segment Information.”
Future Performance Obligations and Financing Arrangements
As our contracts are day to day and short-term in nature, the Company determined that it does not have material future performance obligations or financing arrangements under its service contracts. Payments

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
are typically due within 30 days after the services are rendered. The timing between the recognition of revenue and receipt of payment is not significant.
No contract assets or liabilities were recognized related to contracts with our customers.
NOTE 16 — Loss Per Share
Basic loss per share (“EPS”) is based on the weighted average number of common shares outstanding during the period. A reconciliation of the number of shares used for the basic EPS computation is as follows (in thousands, except per share amounts):
	Year Ended December 31,
	2019	2018
Numerator:
Net loss attributed to common share holders	$(75,436)	$(16,636)
Denominator:
Weighted average common shares outstanding – basic	33,611	33,573
Weighted average common shares outstanding – diluted	33,611	33,573
Net loss per common share:
Basic	$(2.24)	$(0.50)
Diluted	$(2.24)	$(0.50)
Potentially dilutive securities excluded as anti-dilutive(1)	1,919	2,050

(1)
The Company’s potentially dilutive securities include outstanding RSAs, RSUs and PSUs.

NOTE 17 — Selected Quarterly Financial Data
The following tables sets forth certain financial and operating information for each quarter in the years ended December 31, 2019 and 2018. The quarterly information includes all adjustments that, in the opinion of management, are necessary for the fair presentation of the information presented. Operating results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Year Ended December 31, 2019
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$141,665	$125,627	$121,082	$95,909
Cost and Expenses:
Direct operating costs	121,551	109,075	101,737	79,361
General and administrative	15,710	13,862	12,056	13,509
Depreciation and amortization	12,440	13,116	13,229	10,734
Gain on disposition of assets	(23)	(153)	(1,116)	(622)
Impairment and other charges	—	—	41,543	16
Operating loss	(8,013)	(10,273)	(46,367)	(7,089)
Interest expense	(671)	(853)	(898)	(791)
Other expense	—	—	—	(37)
Net loss before income taxes	(8,684)	(11,126)	(47,265)	(7,917)
Income tax (expense) benefit	(177)	(154)	(164)	51
Net loss attributable to Quintana Energy Services Inc.	$(8,861)	$(11,280)	$(47,429)	$(7,866)
Net loss per common share:
Basic	$(0.26)	$(0.33)	$(1.41)	$(0.24)
Diluted	$(0.26)	$(0.33)	$(1.41)	$(0.24)
	Year Ended December 31, 2018
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$141,268	$152,536	$150,897	$159,653
Cost and Expenses:
Direct operating costs	116,097	124,592	126,925	135,412
General and administrative	20,312	14,489	14,140	13,815
Depreciation and amortization	11,078	11,155	12,033	12,417
Gain on disposition of assets	(106)	(594)	(629)	(1,046)
Operating (loss) income	(6,113)	2,894	(1,572)	(945)
Interest expense, net	(10,192)	(433)	(574)	(626)
(Loss) income before income taxes	(16,305)	2,461	(2,146)	(1,571)
Income tax expense	(51)	(326)	(207)	(37)
Net (loss) income	(16,356)	2,135	(2,353)	(1,608)
Net loss attributable to Predecessor	(1,546)	—	—	—
Net (loss) income attributable to Quintana Energy Services Inc.	$(14,810)	$2,135	$(2,353)	$(1,608)
Net (loss) income per common share:
Basic	$(0.44)	$0.06	$(0.07)	$(0.05)
Diluted	$(0.44)	$0.06	$(0.07)	$(0.05)
NOTE 18 — Subsequent Event
In order to appropriately reflect changes in how the CODM plans to manage its business, reviews and assesses operating performance and allocates resources during the first quarter of 2020, the Company has

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
announced that it will begin reporting results under two reportable segments: Drilling and Completion and Production. Upon the Company’s finalization of its restructuring and reporting structure in the first quarter of 2020, the results for the Pressure Pumping segment, Pressure Control segment and Wireline segment which are disclosed as three separate segments in this Form 10-K, consistent with the manner in which the Company’s CODM evaluated the business for the year ended December 31, 2019, will begin to be combined into the new Completion and Production segment.

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
None.
Item 9A.   Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.
In connection with the preparation of this Annual Report on Form 10-K for the year ended December 31, 2019, an evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using the criteria established in Internal Control- Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment and those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2019.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the three months ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Item 9B.   Other Information
None.
Item 10.   Directors, Executive Officers and Corporate Governance
The information required by this item is incorporated by reference to our definitive proxy statement for our 2020 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2019.

Item 11.   Executive Compensation
The information required by this item is incorporated by reference to our definitive proxy statement for our 2020 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2019.
Item 12.
Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive proxy statement for our 2020 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2019.
Item 13.   Certain Relationships and Related Transactions, and Director Independence
The information required by this item is incorporated by reference to our definitive proxy statement for our 2020 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2019.
Item 14.   Principal Accounting Fees and Services
The information required by this item is incorporated by reference to our definitive proxy statement for our 2020 Annual Meeting of Stockholders pursuant to Regulation 14A under the Exchange Act, which we expect to file with the SEC within 120 days after the close of the year ended December 31, 2019.
Item 15.   Exhibits
2.1†	Master Reorganization Agreement, dated as of February 8, 2018, by and among the Quintana Energy Services Inc., Quintana Energy Services LP, QES Holdco LLC and the other parties named therein (Incorporated by reference to Exhibit 2.1 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
2.2†	Letter Agreement re: Reorganization Document Correction, dated November 5, 2018, between the Company and the entities party thereto (Incorporated by reference to Exhibit 2.1 of Quintana Energy Services, Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018).
3.1	Amended and Restated Certificate of Incorporation of Quintana Energy Services Inc. (incorporated Incorporated by reference to Exhibit 3.1 of Quintana Energy Services Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, File No. 1-38383).
3.2	Amended and Restated Bylaws of Quintana Energy Services Inc. (incorporated Incorporated by reference to Exhibit 3.3 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018, File No. 1-38383).
4.1	Second Amended and Restated Equity Rights Agreement, dated February 13, 2018, by and among Quintana Energy Services Inc. and the other parties named therein (Incorporated by reference to Exhibit 4.1 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
4.2	Registration Rights Agreement, dated February 13, 2018, by and among Quintana Energy Services Inc. and the other parties named therein (Incorporated by reference to Exhibit 4.2 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
4.3*	Description of Securities
10.1	Credit Agreement, dated as of September 9, 2014, among QES Holdco LLC, as Borrower, certain of the subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders, and Amegy Bank National Association, as Administrative Agent, Issuing Bank and Swing Line Lender (Incorporated by reference to Exhibit 10.1 of Quintana Energy

Services Inc.’s Registration Statement on Form S-1 filed on August 9, 2017).
10.2	Assignment, Release, Consent and First Amendment to Credit Agreement, dated January 9, 2015, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender (Incorporated by reference to Exhibit 10.2 of Quintana Energy Services Inc.’s Registration Statement on Form S-1 filed on August 9, 2017).
10.3	Second Amendment to Credit Agreement, dated December 31, 2015, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender (Incorporated by reference to Exhibit 10.3 of Quintana Energy Services Inc.’s Registration Statement on Form S-1 filed on August 9, 2017).
10.4	Third Amendment and Waiver to Credit Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and ZA, N.A. DBA Amegy Bank, as Administrative Agent, Issuing Bank and Swing Line Lender (Incorporated by reference to Exhibit 10.4 of Quintana Energy Services Inc.’s Form S-1 Registration Statement (File No. 333-219837) filed with the Commission on August 9, 2017).
10.5	Second Lien Credit Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of Borrower party thereto, as Guarantors, the lenders from time to time party thereto, as Lenders and Cortland Capital Market Services LLC, as Administrative Agent (Incorporated by reference to Exhibit 10.5 of Quintana Energy Services Inc.’s Form S-1 Registration Statement (File No. 333-219837) filed with the Commission on August 9, 2017).
10.6	Pledge Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, as Borrower, certain subsidiaries of the Borrower party thereto, as Guarantors, and together with Borrower, the Pledgors, and Cortland Capital Market Services, LLC, as Administrative Agent (Incorporated by reference to Exhibit 10.6 of Quintana Energy Services Inc.’s Form S-1 Registration Statement (File No. 333-219837) filed with the Commission on August 9, 2017).
10.7	Warrant Agreement, dated December 19, 2016, by and among Quintana Energy Services LP, Archer Holdco LLC, Robertson QES Investment LLC and Geveran Investments Limited (Incorporated by reference to Exhibit 10.7 of Quintana Energy Services Inc. Form S-1 Registration Statement (File No. 333-219837) filed with the Commission on August 9, 2017).
10.8	Loan, Security and Guaranty Agreement, dated February 13, 2018, by and among Quintana Energy Services Inc., Quintana Energy Services LP, the various borrowers thereto, Bank of America, N.A., as agent, joint lead arranger and sole bookrunner, ZB, N.A. DBA Amegy Bank, as joint lead arranger, and Citibank, N.A., as joint lead arranger (Incorporated by reference to Exhibit 10.3 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.9†	Quintana Energy Services Inc. 2018 Long Term Incentive Plan (Incorporated by reference to Exhibit 10.1 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.10†	Quintana Energy Services Inc. Amended and Restated Long-Term Incentive Plan (also referred to as the QES Legacy Long-Term Incentive Plan) (Incorporated by reference to Exhibit 10.2 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.11†	Form of Phantom Unit Agreement under the Quintana Energy Services Inc. Amended and Restated Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.10 of Quintana Energy Services Inc.’s Registration Statement on Form S-8 filed on February 14, 2018).

10.12†	Form of Phantom Unit Agreement (Corporate Executives) under the Quintana Energy Services Inc. Amended and Restated Long-Term Incentive Plan (Incorporated by reference to Exhibit 4.11 of Quintana Energy Services Inc.’s Registration Statement on Form S-8 filed on February 14, 2018).
10.13†	Form of Amendment to Phantom Unit Agreement under the Quintana Energy Services Inc. Amended and Restated Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 8-K filed on June 24, 2019).
10.14†	Indemnification Agreement (D. Rogers Herndon) (Incorporated by reference to Exhibit 10.4 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.15†	Indemnification Agreement (Christopher J. Baker) (Incorporated by reference to Exhibit 10.5 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.16†	Indemnification Agreement (Keefer M. Lehner) (Incorporated by reference to Exhibit 10.6 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.17†	Indemnification Agreement (Max L. Bouthillette) (Incorporated by reference to Exhibit 10.7 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.18†	Indemnification Agreement (Dag Skindlo) (Incorporated by reference to Exhibit 10.8 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.19†	Indemnification Agreement (Gunnar Eliassen) (Incorporated by reference to Exhibit 10.9 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.20†	Indemnification Agreement (Rocky L. Duckworth) (Incorporated by reference to Exhibit 10.10 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.21†	Indemnification Agreement (Dalton Boutté, Jr.) (Incorporated by reference to Exhibit 10.11 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.22†	Indemnification Agreement (Corbin J. Robertson, Jr.) (Incorporated by reference to Exhibit 10.12 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14, 2018).
10.23†	Indemnification Agreement (Bobby S. Shackouls) (incorporated by reference to Exhibit 10.22 of Quintana Energy Services Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018).
10.24†	Amended and Restated Executive Employment Agreement, effective August 26, 2019, by and between the Company and Christopher J. Baker (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on August 30, 2019).
10.25†	Amended and Restated Executive Employment Agreement, effective June 15, 2019, by and between the Company and D. Rogers Herndon (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed on June 24, 2019).
10.26†	Amended and Restated Executive Employment Agreement, effective June 15, 2019, by and between the Company and Keefer M. Lehner (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed on June 24, 2019).
10.27†*	Form of Performance Share Unit Agreement (Executive Officers — 2018 Form) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan.
10.28†*	Form of Performance Share Unit Agreement (Employees — 2018 Form) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan.
10.29†*	Form of Performance Share Unit Agreement (Executive Officers — 2019 Form) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan.
10.30†*	Form of Performance Share Unit Agreement (Employees-2019 Form) under the Quintana Energy Services 2019 Long-Term Incentive Plan.
10.31†*	Form of Restricted Stock Unit Agreement (Executive Officers) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan.
10.32†*	Form of Restricted Stock Unit Agreement (Employees) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan.

10.33†*	Form of Restricted Stock Unit Agreement (Directors) under the Quintana Energy Services Inc. 2018 Long-Term Incentive Plan.
21.1	List of Subsidiaries of Quintana Energy Services Inc. (Incorporated by reference to Exhibit 21.1 of Quintana Energy Services Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017).
23.1**	Consent of PricewaterhouseCoopers LLP
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Filed herewith.

**
Furnished herewith.

†
Management contract or compensatory plan or arrangement

Item 16.   Form 10-K Summary
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUINTANA ENERGY SERVICES INC.
By:
/s/ Christopher J. Baker

Christopher J. Baker
President, Chief Executive Officer and Director
Date: March 5, 2020
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 5, 2020.
Signature
/s/ Christopher J. Baker Christopher J. Baker	President, Chief Executive Officer, and Director (Principal Executive Officer)
/s/ Keefer M. Lehner Keefer M. Lehner	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)
/s/ Geoffrey C. Stanford Geoffrey C. Stanford	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Corbin J. Robertson, Jr. Corbin J. Robertson, Jr.	Chairman of the Board of Directors
/s/ Dalton Boutté, Jr. Dalton Boutté, Jr.	Director and Chairman of the Compensation Committee
/s/ Rocky L. Duckworth Rocky L. Duckworth	Director and Chairman of the Audit Committee
/s/ Gunnar Eliassen Gunnar Eliassen	Director
/s/ Bobby S. Shackouls Bobby S. Shackouls	Director
/s/ Dag Skindlo Dag Skindlo	Director

ANNEX Q — QES DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED WITH
THE SEC ON MARCH 27, 2020
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934
(Amendment No.     )

Filed by the Registrant
☒

Filed by a Party other than the Registrant
☐

Check the appropriate box:
☐
Preliminary Proxy Statement

☐
Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒
Definitive Proxy Statement

☐
Definitive Additional Materials

☐
Soliciting Material under Rule 14a-12

QUINTANA ENERGY SERVICES INC.

(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
Payment of Filing Fee (Check the appropriate box):
☒
No fee required.

☐
Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1)
Title of each class of securities to which transaction applies:

(2)
Aggregate number of securities to which transaction applies:

(3)
Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

(4)
Proposed maximum aggregate value of transaction:

(5)
Total fee paid:

☐
Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)
Amount Previously Paid:

(2)
Form, Schedule or Registration Statement No.:

(3)
Filing Party:

(4)
Date Filed:

1415 Louisiana Street, Suite 2900
Houston, Texas 77002
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND 2020 PROXY STATEMENT
Meeting to be Held:	To the Stockholders of Quintana Energy Services Inc.:
9:00 A.M., Central Daylight Time
The 2020 Annual Meeting of Stockholders (including any adjournment thereof, the “Annual Meeting”) of Quintana Energy Services Inc. (“QES” or the “Company”) will be held on Tuesday, May 12, 2020. The Annual Meeting will be a completely “virtual meeting.” You may attend the Annual Meeting online, including to vote and/or submit questions, at the following address: www.virtualshareholdermeeting.com/qes2020 and entering the company number and control number included on your Notice of Internet Availability, on the proxy card you received, or in the instructions that accompanied your proxy materials. The Annual Meeting will begin at approximately 9:00 A.M., Central Daylight Time, with log-in beginning at 8:45 A.M., Central Daylight Time. If you were a QES stockholder as of the close of business on Friday, March 20, 2020, the record date for the Annual Meeting set by the Company’s Board of Directors (the “Board”), you are entitled to notice of and to vote at the Annual Meeting.

Tuesday, May 12, 2020
The Annual Meeting is being held for the following purposes:
(1)
To elect seven directors, each for a term to expire at the 2021 Annual Meeting of Stockholders and until their successors are duly elected and qualified;

(2)
To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020; and

(3)
To take action as appropriate upon such other matters that may be properly presented at the Annual Meeting or at any and all adjournments or postponements thereof.

You may attend the Annual Meeting online, including to vote and/or submit questions, at the following address: www.virtualshareholder meeting.com/qes2020
These proposals are further described, and comprehensive information provided to enable a full and fair evaluation, in the accompanying Proxy Statement, which is being furnished to you in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting.
This Notice of Annual Meeting of Stockholders and 2020 Proxy Statement and form of proxy are being distributed and made available beginning on March 27, 2020.
Your vote is important. Regardless of the number of shares that you own, it is important that your shares are represented at the Annual Meeting, as a quorum of the stockholders must be present, either in person or represented by proxy, in order to conduct the Annual Meeting.
On behalf of our Company and Board, thank you for your continued support of QES.

By Order of the Board of Directors,
Max L. Bouthillette
Executive Vice President, General Counsel,
Chief Compliance Officer and Corporate Secretary
March 27, 2020
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR
THE 2020 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 12, 2020
The Notice of Annual Meeting of Stockholders, Proxy Statement for the Annual Meeting, and the 2019 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, are available on our website at www.quintanaenergyservices.com and www.proxyvote.com free of charge.
On or around March 27, 2020, we began mailing a Notice of Internet Availability of Proxy Materials to the beneficial owners of our common stock and stockholders of record entitled to notice of and to vote at the Annual Meeting. This Notice of Internet Availability of Proxy Materials contains instructions on how to access our proxy materials via the Internet at www.proxyvote.com. Upon request, we will deliver paper copies of the proxy materials by mail to those stockholders entitled to notice of and to vote at the Annual Meeting.

THE MEETING	Q-5
About the Annual Meeting	Q-5
PROPOSAL NO. 1 — ELECTION OF DIRECTORS	Q-10
BOARD OF DIRECTORS	Q-11
EXECUTIVE OFFICERS	Q-14
CORPORATE GOVERNANCE	Q-15
Status as a Controlled Company	Q-15
Director Independence	Q-15
Code of Conduct & Ethics Manual	Q-15
Corporate Governance Guidelines	Q-16
Director Nominees and Board Membership Criteria	Q-16
Communications with the Board	Q-16
INFORMATION ABOUT OUR BOARD AND ITS COMMITTEES	Q-18
Overview	Q-18
Meetings of the Board and its Committees	Q-18
Board Leadership Structure	Q-19
The Board’s Role in Risk Oversight	Q-19
Committees of the Board	Q-20
Compensation Committee Interlocks and Insider Participation	Q-22
PROPOSAL NO. 2 — RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020	Q-23
REPORT OF THE AUDIT COMMITTEE	Q-25
EXECUTIVE COMPENSATION	Q-26
Summary Compensation Table	Q-26
Additional Narrative Disclosures	Q-28
Incentive Compensation Programs	Q-28
Equity Awards	Q-28
Other Benefits	Q-30
Employment Agreements	Q-30
Indemnification Agreements	Q-32
Compensation Committee Report	Q-32
DIRECTOR COMPENSATION	Q-33
SHARE OWNERSHIP INFORMATION	Q-34
Section 16(a) Beneficial Ownership Reporting Compliance	Q-34
Security Ownership of Certain Beneficial Owners and Management	Q-34
TRANSACTIONS WITH RELATED PERSONS	Q-37
Historical Related Persons Transactions	Q-37
Procedures for Review, Approval and Ratification of Transactions with Related Persons	Q-38
OTHER MATTERS	Q-39
Stockholder Proposals	Q-39
2019 Annual Report	Q-39
Householding	Q-40

THE MEETING
References to “QES,” the “Company,” “we,” “us” or “our” in this Proxy Statement are to Quintana Energy Services Inc., a Delaware corporation, except if the use of such terms relate to a time or period on or prior to February 13, 2018, the closing of our initial public offering, in which case we are referring to Quintana Energy Services, L.P., a Delaware limited partnership and our accounting predecessor. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, we will not be required to include a Compensation Discussion and Analysis section in this proxy statement and have elected to comply with the scaled-down executive compensation disclosure requirements applicable to emerging growth companies.
This Proxy Statement contains information related to the Quintana Energy Services Inc. 2020 Annual Meeting of Stockholders (the “Annual Meeting”). We are providing the foregoing Notice of Annual Meeting, this Proxy Statement and the enclosed Proxy Card, together with the Company’s 2019 Annual Report to Stockholders, which includes the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (collectively the “Proxy Materials”), to stockholders in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board”) for use at the Annual Meeting.
On or around March 27, 2020, we began mailing a Notice of Internet Availability of Proxy Materials to the beneficial owners of our common stock and stockholders of record entitled to notice of and to vote at the Annual Meeting. This Notice of Internet Availability of Proxy Materials contains instructions on how to access our Proxy Materials via the Internet at www.proxyvote.com. Upon request, we will deliver paper copies of the Proxy Materials by mail to those stockholders entitled to notice of and to vote at the Annual Meeting.
We have also made the Proxy Materials available free of charge on our website at www.quintanaenergyservices.com. Any information contained on or available through our website is not a part of, or incorporated into, this Proxy Statement and you should not consider it a part of the Proxy Materials. Interested parties may also obtain an electronic or printed copy of the Proxy Materials, free of charge, by sending a written request to Quintana Energy Services Inc. at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary, or by emailing IR@quintanaenergyservices.com.
About the Annual Meeting
When and where is the Annual Meeting?
The Annual Meeting will be a completely virtual meeting. There will be no physical meeting location and the meeting will only be conducted via live webcast. The virtual Annual Meeting will be held on Tuesday, May 12, 2020 at 9:00 A.M., Central Daylight Time. To participate in the Annual Meeting and submit questions during the Annual Meeting, visit www.virtualshareholdermeeting.com/qes2020 and, in each case, enter the 16-digit control number included in your Notice of Internet Availability, on the Proxy Card you received, or in the instructions that accompanied your Proxy Materials. Online check-in will begin at 8:45 A.M., Central Daylight Time. Please allow time for online check-in procedures.
Our virtual stockholder meeting format uses technology designed to increase stockholder access, save the Company and our stockholders time and money, and provide our stockholders rights and opportunities to participate in the meeting similar to what they would have at an in-person meeting. In addition to on-line attendance, we provide stockholders with an opportunity to hear all portions of the official meeting as conducted by the Chairman of the Board and the Corporate Secretary, submit written questions and comments during the meeting, and vote on-line during the open poll portion of the meeting.
References in the Proxy Materials to the “Annual Meeting” also refer to any adjournments, postponements or changes in location of the Annual Meeting, to the extent applicable.

What is the purpose of the Annual Meeting?
At the Annual Meeting, stockholders will consider and vote upon the following matters:
(1)
Proposal 1:   The election of seven directors, each for a term to expire at the 2021 Annual Meeting of Stockholders and until their successors are duly elected and qualified; and

(2)
Proposal 2:   The ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

We will also consider and take action as appropriate upon such other matters that may be properly presented at the Annual Meeting or at any and all adjournments or postponements thereof.
Who is entitled to vote at the Annual Meeting?
Only our stockholders as of close of business on Friday, March 20, 2020, the record date (the “Record Date”) established by the Board for purposes of the Annual Meeting, are entitled to receive notice of, and to vote at, the Annual Meeting.
On the Record Date, the Company had 33,802,872 shares of common stock, par value $0.01 per share, entitled to vote at the Annual Meeting.
How many votes can I cast?
You are entitled to one vote for each share of common stock that you owned on the Record Date on each matter presented at the Annual Meeting. You do not have cumulative voting rights.
What is the difference between a “stockholder of record” and a “street name stockholder”?
Most stockholders hold their shares through a stockholder of record, such as a bank, broker or other nominee, rather than directly in their own name. As summarized below, there are some distinctions between shares owned as a stockholder of record and those owned in street name.
•
Stockholder of Record.   If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC, our transfer agent, you are considered the stockholder of record of those shares. As the stockholder of record, you have the right to grant your voting proxy directly or to vote online during the virtual Annual Meeting.

•
Street Name Stockholder.   If your shares are held in a stock brokerage account or through a bank, broker or other nominee, you are considered a “street name stockholder”, meaning you are the beneficial owner of shares held in “street name”, that your shares are held in the name of your broker, bank or other nominee and such person (or, Cede & Co., as the case may be) is considered the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote and you are also invited to attend the Annual Meeting. If you hold shares of a Company’s common stock through a broker, bank, trustee or nominee and want to participate in the virtual Annual Meeting, you must follow the instructions you receive from your broker, bank, or other nominee.

A list of our stockholders of record will be available and may be inspected for a period of at least ten days prior to the Annual Meeting. If you would like to inspect the list of our stockholders of record, please call Investor Relations at (832) 518-4094     to schedule an appointment or request access. The list of stockholders of record will also be available for review during the Annual Meeting through the meeting website.
How do I vote my shares?
•
Stockholders of Record: Stockholders of record may vote their shares or submit a proxy to have their shares voted by one of the following methods:

•
By Internet.   You may submit a proxy electronically on the Internet by following the instructions provided on the Notice of Internet Availability of Proxy Materials or, if you received the Proxy Materials by mail, the enclosed Proxy Card. Please have the Notice of Internet Availability or Proxy Card (as applicable) in hand when you log onto the website. Internet voting facilities will be available 24 hours a day, 7 days a week, and will close at 11:59 p.m., Eastern Daylight Time, the day before the Annual Meeting.

•
By Telephone.   You may submit a proxy by telephone (from U.S. and Canada only) by using the toll-free number listed on the Notice of Internet Availability of Proxy Materials or, if you received the Proxy Materials by mail, the enclosed Proxy Card. Please have the Notice of Internet Availability or Proxy Card (as applicable) in hand when you call. Telephone voting facilities will be available 24 hours a day, 7 days a week, and will close at 11:59 p.m., Eastern Daylight Time, the day before the Annual Meeting.

•
By Mail.   If you received the Proxy Materials by mail, you may indicate your vote by completing, signing and dating the enclosed Proxy Card and returning it to the Company in the enclosed reply envelope.

•
During the Annual Meeting.   You may vote virtually via the Internet during the Annual Meeting. If you desire to vote during the meeting, please follow the instructions for attending and voting during the Annual Meeting posted at www.virtualshareholdermeeting.com/qes2020.

•
Street Name Stockholders:   As the beneficial owner of QES stock held in street name (that is, in the name of your broker, bank or other nominee), our Proxy Materials will be forwarded to you by your broker, bank or other nominee, who is considered the stockholder of record. As the street name stockholder, you have the right to direct the stockholder of record how to vote. Street name stockholders may generally vote their shares or submit a proxy to have their shares voted by one of the following methods:

•
Referring to the voting instruction form or other information provided by the stockholder of record. Please refer to the voting instruction form or other information provided by the stockholder of record to determine whether you may submit your vote by mail, telephone or electronically on the Internet before or during the Annual Meeting.

What is discretionary authority?
If you are a stockholder of record and you properly submit your proxy without making any specific selections, your shares will be voted on each matter before the Annual Meeting in the manner recommended by the Board. If other matters not included in this proxy statement properly come before the Annual Meeting, the persons named on the proxy card, or otherwise designated, will have the authority to vote on those matters for you in their discretion. At this time, we are not aware of any matters that will come before the Annual Meeting other than those disclosed in this proxy statement. If you are a beneficial owner of shares held in street name, please see the discussion below regarding broker non-votes and the rules related to voting by nominees.
Can I change my vote or revoke my proxy?
If you are a stockholder of record, you can revoke your proxy at any time before it is exercised by:
•
Submitting written notice of revocation to Quintana Energy Services Inc., 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary, so long as such notice is timely received before the Annual Meeting;

•
Submitting a later dated proxy with new voting instructions by mail or through the telephone or Internet voting systems; or

•
Attending the Annual Meeting online and voting your shares online during the Annual Meeting (attending the Annual Meeting will not by itself have the effect of revoking a previously submitted proxy).

If you are a street name stockholder and you vote by proxy, you may change your vote by submitting new voting instructions to the stockholder of record for your shares in accordance with such stockholder of record’s procedures.

What is the effect of broker non-votes and abstentions and what vote is required to approve each proposal?
If you are a street name stockholder, you will receive instructions from your bank, broker or other nominee describing how to vote your shares. If you do not instruct your bank, broker or other nominee how to vote your shares, such person may vote your shares as they decide as to each matter for which they have discretionary authority under the rules of the New York Stock Exchange (the “NYSE”).
There are also non-discretionary matters for which banks, brokers and other nominees do not have discretionary authority to vote unless they receive timely instructions from the street name stockholder. If you are a street name stockholder and you have not given timely instructions to the stockholder of record for your shares, and such stockholder of record does not have discretionary authority to vote your shares, a “broker non-vote” results. Although any broker non-vote would be counted as present at the Annual Meeting for purposes of determining a quorum, it would be treated as not entitled to vote with respect to non-discretionary matters.
Abstentions occur when stockholders are present at the Annual Meeting but fail to vote or voluntarily withhold their vote for any of the matters upon which the stockholders are voting.
If you are a street name stockholder, and you do not give voting instructions, pursuant to NYSE Rule 452, the stockholder of record will not be permitted to vote your shares with respect to Proposal 1 — Election of Directors and your shares will be considered “broker non-votes” with respect to that proposal. If you are a street name stockholder, and you do not give voting instructions, the stockholder of record will nevertheless be entitled to vote your shares in its discretion with respect to Proposal 2 — Ratification of the Appointment of PricewaterhouseCoopers LLP.
•
Proposal 1 — Election of Directors:   To be elected as a director, each nominee must receive the affirmative vote of a plurality of the voting power of the outstanding shares of common stock of the Company that are present in person or represented by proxy that are entitled to vote generally on the election of directors at the Annual Meeting, which means that director nominees with the most votes are elected. Votes may be cast in favor of or withheld from the election of each nominee. Because there is no minimum vote required, abstentions and broker non-votes will have no effect on the outcome.

•
Proposal 2 — Ratification of the Appointment of PricewaterhouseCoopers LLP:   Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020 requires the affirmative vote of a plurality of the voting power of the outstanding shares of common stock of the Company that are present in person or represented by proxy that are entitled to vote. Votes may be cast for or against the proposal, or the holder may abstain. Broker non-votes will have no effect on the outcome.

Our Board has appointed Christopher J. Baker, our President and Chief Executive Officer, and Max L. Bouthillette, our Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary, as the “Proxy Holders” for the Annual Meeting. If you are a stockholder of record and you submit your Proxy Card (whether submitted by mail, telephone or Internet), unless you give other instructions on your Proxy Card, your shares will be voted by the Proxy Holders in accordance with the recommendations of the Board.
What are the Board’s recommendations?
The recommendations of the Board are set forth together with the description of each item in this Proxy Statement. In summary, the Board recommends a vote as follows:
•
FOR each of the seven persons named in this Proxy Statement as director nominees for election to the Board as directors; and

•
FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020.

If any other matters are brought before the Annual Meeting, the Proxy Holders will vote as recommended by our Board. If no recommendation is given, the Proxy Holders will vote in their discretion.

What is a quorum for purpose of the Annual Meeting?
A quorum is the presence, in person or by proxy, of the holders of a majority of the total voting power of all issued and outstanding common shares of the Company generally entitled to vote at the Annual Meeting. There must be a quorum for the Annual Meeting to be held. The chairman of the meeting may recess or adjourn the meeting, for any reasonable reason, without notice other than announcement at the meeting, whether or not there is such a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of votes considered to be present at the Annual Meeting for purposes of determining a quorum.
Who bears the cost of soliciting votes for the Annual Meeting?
The Company will bear the entire cost of soliciting proxies, including the cost of the preparation, assembly, printing, mailing and posting of the Proxy Materials and any additional information furnished to our stockholders in connection with the Annual Meeting. In addition to this solicitation by mail, our directors, officers and other employees may solicit proxies by use of mail, telephone, facsimile, electronic means, in person or otherwise. These persons will not receive any additional compensation for assisting in the solicitation but may be reimbursed for reasonable out-of-pocket expenses in connection therewith. We have retained Broadridge Financial Solutions, Inc. (“Broadridge”) to aid in the distribution of Proxy Materials and to provide voting and tabulation services for the Annual Meeting. For these services, we will pay Broadridge a fee of approximately $12,000 and reimburse it for certain expenses. In addition, we will reimburse brokerage firms, nominees, fiduciaries, custodians and other agents, for their expenses in distributing the Proxy Materials to the beneficial owners of our common shares.
Whom should I contact with questions about the Proxy Materials or the Annual Meeting?
If you have any questions about the Proxy Materials or the Annual Meeting, please contact Quintana Energy Services Inc. at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary or by email at IR@quintanaenergyservices.com.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2020 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 12, 2020
The Notice of Annual Meeting of Stockholders, Proxy Statement for the Annual Meeting, and the 2019 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, are available on our website at www.quintanaenergyservices.com and www.proxyvote.com free of charge.

PROPOSAL NO. 1 — ELECTION OF DIRECTORS
Pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, while we remain a controlled company, all directors are to be elected annually, each for a term to expire at the following Annual Meeting of Stockholders.
The Board has nominated the following persons for re-election as directors to serve until the 2021 Annual Meeting of Stockholders and until their successors have been elected and qualified, or until their earlier death, resignation or removal:
Christopher J. Baker
Corbin J. Robertson, Jr.
Dalton Boutté, Jr.
Rocky L. Duckworth
Gunnar Eliassen
Bobby S. Shackouls
Dag Skindlo
Each director nominee has consented to being named as a nominee in this Proxy Statement and has indicated a willingness to serve if elected. We have no reason to believe that the director nominees will be unable or unwilling to serve on the Board if elected. However, if a nominee should become unable or unwilling to serve for any reason, proxies may be voted for another person nominated as a substitute by the Board. Stockholders may not cumulate their votes in the election of our directors.
Set forth below under “Directors and Executive Officers” is background information with respect to our seven director nominees, as well as certain information regarding their individual experience, qualifications, attributes and skills that led the Board to conclude that they should serve as directors. There are no family relationships among any of our director nominees or executive officers. Please see “Share Ownership Information — Security Ownership of Certain Beneficial Owners and Management” for information regarding our current directors’ and director nominees’ holdings of equity securities of the Company.
Vote Required
To be elected as a director, each nominee must receive the affirmative vote of a plurality of the voting power of the outstanding shares of common stock of the Company that are present in person or represented by proxy that are entitled to vote generally on the election of directors at the Annual Meeting, which means that director nominees with the most votes are elected.
✓
OUR BOARD RECOMMENDS A VOTE “FOR” EACH OF THE SEVEN PERSONS NAMED ABOVE.

BOARD OF DIRECTORS
The following table sets forth the names and ages of our director nominees, the year they first became a director and the positions they hold with the Company as of March 20, 2020:
Directors and Director Nominees	Position and Offices	Director Since	Age
Christopher J. Baker	President, Chief Executive Officer and Director	August 2019	47
Corbin J. Robertson, Jr.	Chairman of the Board, Director	April 2017	72
Dalton Boutté, Jr.	Director	February 2018	65
Rocky L. Duckworth	Director	February 2018	69
Gunnar Eliassen	Director	April 2017	34
Bobby S. Shackouls	Director	January 2019	69
Dag Skindlo	Director	April 2017	51
The Board believes that each director nominee is highly qualified to serve as a member of the Board and that, through their varying backgrounds, these individuals bring a wealth of experiences and new ideas to the Board. Each director also contributes intangible skills such as critical thinking, analysis and industry knowledge, which, taken together, provide us with the variety and depth of knowledge necessary for effective oversight, direction and vision for the Company.
Director Biographies
Described below are the principal occupations, positions and directorships for at least the past five years of our director nominees, as well as certain additional information regarding their individual experience, qualifications, attributes and skills that led the Board to conclude that each of our director nominees should serve on the Board.
Christopher J. Baker Mr. Baker has served as President and Chief Executive Officer and as a member of our Board since August 2019. Prior to August 2019, Mr. Baker served as Executive Vice President and Chief Operating Officer of the Company beginning at its formation, and served in the same role at QES LP beginning in November 2014. Mr. Baker previously served as Managing Director-Oilfield Services of the Quintana private equity funds, where he was responsible for sourcing, evaluating and executing oilfield service investments, as well as overseeing the growth of and managing and monitoring the activities of Quintana’s oilfield service portfolio companies beginning in 2008. Prior to joining Quintana, Mr. Baker served as an Associate with Citigroup Global Markets Inc.’s (“Citi”) Corporate and Investment Bank where he conducted corporate finance and valuation activities focused on structuring non-investment grade debt transactions in the energy sector. Prior to his time at Citi, Mr. Baker was Vice President of Operations for Theta II Enterprises, Inc. where he focused on project management of complex subsea and inland marine pipeline construction projects. Mr. Baker attended Louisiana State University, where he earned a B.S. in Mechanical Engineering, and Rice University, where he earned an M.B.A.We believe Mr. Baker is qualified to continue to serve on our Board due to his extensive background in finance and in the energy sector.
Corbin J. Robertson, Jr. Mr. Robertson has served as Chairman of the Board since our formation and has served as chairman of the board of directors of the general partner of QES LP since the board was established. Mr. Robertson has also served as Chief Executive Officer and chairman of the board of directors of GP Natural Resource Partners LLC since 2002. He has served as the Chief Executive Officer and chairman of the board of directors of the general partners of Western Pocahontas Properties Limited Partnership since 1986, Great Northern Properties Limited Partnership since 1992, Quintana Minerals Corporation since 1978 and as chairman of the board of directors of New Gauley Coal Corporation since 1986. He also serves as a Principal with Quintana, chairman of the Board of the Cullen Trust for Higher Education and on the boards of the American Petroleum Institute, the National Petroleum Council, Baylor College of Medicine and the World Health and Golf Association. In 2006, Mr. Robertson was inducted into the Texas Business Hall of Fame. Mr. Robertson attended the University of Texas at Austin where he earned a B.B.A. from the Business Honors Program. We believe Mr. Robertson is qualified to continue to serve on the Board due to his extensive industry experience, his extensive experience with oil and gas investments and his board service for several companies in the oil and gas industry.

Dalton Boutté, Jr. Mr. Boutté has served on the Board since February 2018. Mr. Boutté worked for Schlumberger from 1980 until his retirement in 2010. In his last ten years with Schlumberger, Mr. Boutté held various senior level positions, including President for Europe/Africa/CSI (2001-2001), Vice President of Worldwide Oilfield Services (2001-2003) and President of WesternGeco (2003-2009) and also served as Executive Vice President of Schlumberger Limited (2004-2010). Mr. Boutté also currently serves as an independent director of Seitel Inc. Mr. Boutté has a Bachelor of Science in Civil Engineering from University of New Orleans and was a Visiting Fellow at Massachusetts Institute of Technology. We believe that Mr. Boutté’s extensive oilfield services background and his experience as an independent director of companies in the oil and natural gas industry qualify him for continued service on the Board and the Audit Committee.
Rocky L. Duckworth Mr. Duckworth has served on Board since February 2018. From 1987 to 2000, Mr. Duckworth served as the partner-in-charge of the Oklahoma City office at KPMG LLP (“KPMG”), and from 2000 until his retirement in 2010, he served as the energy industry leader of KPMG’s Houston office audit practice and as a lead partner for global energy clients. Until his retirement, Mr. Duckworth had been with KPMG or its predecessor firm since 1972. Since his retirement, Mr. Duckworth has been a private investor. Additionally, Mr. Duckworth served a six year term on the Texas State Board of Public Accountancy. Mr. Duckworth has served on the board of directors of three public companies; Glori Energy, Inc., Northern Tier Energy GP LLC and Magnum Hunter Resources Corp. Mr. Duckworth has a Bachelor of Science in Accounting from Oklahoma State University and he holds a Certified Public Accountant license in Texas and Oklahoma. We believe that Mr. Duckworth’s extensive accounting background and his experience as a director of public companies qualify him for continued service on the Board and the Audit Committee.
Gunnar Eliassen Mr. Eliassen has served on the Board since our formation, and has served on the board of directors of the general partner of QES LP since January 2017. Mr. Eliassen has been employed by Seatankers Consultancy Services (UK), an affiliated company of Geveran, since 2016, where he is responsible for overseeing and managing various public and private investments. Mr. Eliassen’s past experience includes his role as Partner at Pareto Securities (New York), where he worked from 2011 to 2015 and was responsible for execution of public and private capital markets transactions with emphasis on the energy sector. Mr. Eliassen received a Master in Finance from the Norwegian School of Economics. We believe Mr. Eliassen is qualified to continue to serve on the Board due to his extensive experience with public and private investments, including investments in the oil and gas industry.
Bobby S. Shackouls Mr. Shackouls has served on the Board since January 2019. Mr. Shackouls was the Chairman of Burlington Resources, Inc. from 1997 until its acquisition by ConocoPhillips in 2006. Subsequent to the acquisition, Mr. Shackouls served on the ConocoPhillips Board of Directors until his retirement in 2011. He joined Burlington Resources/Meridian Oil Inc. in 1993 as Executive Vice President and Chief Operating Officer, and held positions of increasing leadership responsibility, including Chairman, President and Chief Executive Officer of Burlington Resources Inc. Mr. Shackouls began his career with Exxon Company U.S.A. in New Orleans where he held several engineering positions. He currently serves as a director on the boards of Oasis Petroleum Inc., The Kroger Co. and Plains GP Holdings, LLC, the ultimate general partner of Plains All American Pipeline, L.P. Mr. Shackouls also serves on the boards of the Sam Houston Area Council and the National Board of the Boy Scouts of America, and the Mississippi State University Foundation. He is a past Chairman of the National Petroleum Council. Mr. Shackouls holds a Bachelor of Science degree in chemical engineering from Mississippi State University. We believe that Mr. Shackouls is qualified to serve on the Board due to his extensive background in the energy sector.
Dag Skindlo Mr. Skindlo has served on the Board since our formation, and has served on the board of directors of the general partner of QES LP since April 2016. Mr. Skindlo has served as member of the board of directors and as the Chief Financial Officer for Archer Limited, one of our Principal Stockholders, since April 2016. Mr. Skindlo is a business-oriented executive with 25 years of oil and gas industry experience. Mr. Skindlo joined Schlumberger in 1992 where he held various financial and operational positions. Mr. Skindlo then joined the Aker Group of companies in 2005, where his experience from Aker Kvaerner, Aker Solutions and Kvaerner includes both global CFO roles and Managing Director roles for several large industrial business divisions. Prior to joining Archer in 2016, Mr. Skindlo was with private equity group HitecVision where he served as CEO for Aquamarine Subsea. Mr. Skindlo earned a Master of Science in

Economics and Business Administration from the Norwegian School of Economics and Business Administration (NHH). We believe Mr. Skindlo is qualified to continue serve on the Board due to his vast business experience, having founded and served as a director and as an officer of multiple companies, both private and public, and his service on the boards of numerous non-profit organizations.

EXECUTIVE OFFICERS
Our executive officers serve at the discretion of the Board. The following table sets forth certain information as of the date of this Proxy Statement regarding our executive officers:
Name	Position	Age
Christopher J. Baker	President, Chief Executive Officer and Director	47
Keefer M. Lehner	Executive Vice President and Chief Financial Officer	34
Max L. Bouthillette	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	51
Biographical information for Mr. Baker is set forth under “Board of Directors” above.
Keefer M. Lehner Mr. Lehner has served as Executive Vice President and Chief Financial Officer of the Company since its formation. Mr. Lehner has served in that same role at QES LP since January 2017 and previously served as QES LP’s Vice President, Finance & Corporate Development of QES LP’s general partner since November 2014. Mr. Lehner previously served in various positions at the Quintana private equity funds, including Vice President, from 2010 to 2014, where he was responsible for sourcing, evaluating and executing investments, as well as managing and monitoring the activities of Quintana’s portfolio companies. During his tenure at Quintana, Mr. Lehner monitored and advised the growth of QES predecessors, Q Consolidated Oil Well Services, LLC (“COWS”) and Q Directional Drilling, LLC (“DDC”). Prior to joining Quintana in 2010, Mr. Lehner worked in the investment banking division of Simmons & Company International, where he focused on mergers, acquisitions and capital raises for public and private clients engaged in all facets of the energy industry. Mr. Lehner attended Villanova University, where he earned a B.S.B.A. in Finance.
Max L. Bouthillette Mr. Bouthillette has served as Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary of the Company since its formation. Mr. Bouthillette has served on QES LP’s board of directors since April 2016. Prior to joining the Company, Mr. Bouthillette was with Archer Limited, one of our Principal Stockholders, where he served as Executive Vice President and General Counsel from 2010 to 2017 and additionally as President of Archer’s operations in South and North America since 2016. Mr. Bouthillette has more than 24 years of legal experience for oilfield services companies, and previously served as Chief Compliance Officer and Deputy General Counsel for BJ Services from 2006 to 2010, as a partner with Baker Hostetler LLP from 2004 to 2006 and with Schlumberger in North America (Litigation Counsel), Asia (OFS Counsel) and Europe (General Counsel Products) from 1998 to 2003. Mr. Bouthillette holds a B.B.A in Accounting from Texas A&M University and a Juris Doctorate from the University of Houston Law Center.

CORPORATE GOVERNANCE
We are committed to adhering to sound principles of ethical conduct and good corporate governance. We have adopted corporate governance policies and practices that are consistent with our core values, reflect prevailing governance standards and many “best practices” features, promote the effective functioning of our Company and ensure that it is managed with integrity and in the best interest of our stockholders.
Status as a Controlled Company
Investment funds managed by Quintana Capital Group, L.P. (“Quintana”), Archer Well Company Inc. (“Archer”), Geveran Investments Limited and its affiliates (“Geveran”), Robertson QES Investment LLC (“Robertson QES”) and Corbin J. Robertson, Jr. (“Mr Robertson” and, together with Quintana, Archer, Geveran, and Robertson QES, the “Principal Stockholders”) own, on a combined basis, 25,757,308 shares of our common stock, representing, on a combined basis, approximately 76.20% of the voting power of the Company as of March 20, 2020. The Principal Stockholders are deemed a group pursuant to the Second Amended and Restated Equity Rights Agreement (the “Equity Rights Agreement”) entered into in connection with our initial public offering (our “IPO”). As a result, we are considered a “controlled company” under the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and the rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee; however, as a controlled company, we remain subject to the rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed of at least three independent directors.
If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and the NYSE corporate governance standards, including by appointing a majority of independent directors to our Board and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted “phase-in” period. While not currently mandatory given our controlled company status, we have voluntarily established a compensation committee that is composed of both independent and non-independent directors. The Board currently consists of a single class of directors, each serving one-year terms. After we cease to be a controlled company, the Board will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for “cause.”
Director Independence
After reviewing all relationships each director has with the Company, including the nature and extent of any business relationships between the Company and such person, the Board has affirmatively determined that each of Messrs. Duckworth, Boutté and Shackouls has no material relationships with the Company and, is “independent” under the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the NYSE. In addition to the board-level standards for director independence, each member of the Audit Committee meets the heightened independence standards required for Audit Committee members under the NYSE and SEC rules.
Code of Conduct
The Board adopted a Code of Conduct and Ethics Manual (“Code of Conduct”) applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. The Code of Conduct can be found on our website located at www.quintanaenergyservices.com. Any stockholder may request a printed copy of the Code of Conduct by submitting a written request to Quintana Energy Services Inc. at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary.
Any amendment to, or waiver from, the Code of Conduct may be made only by the Board, and any amendment or waiver that apply to our principal executive officer, principal financial officer, principal accounting officer or controller and are required to be disclosed will be promptly disclosed on our website as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE. There were no waivers of the Code of Conduct during 2019 or in 2020 to date.

Corporate Governance Guidelines
The Board adopted Corporate Governance Guidelines in accordance with the corporate governance rules of the NYSE. These guidelines should be interpreted in accordance with any requirements imposed by federal or state laws or regulations, the NYSE, our amended and restated certificate of incorporation and our amended and restated bylaws. Our Corporate Governance Guidelines are available on our website located at www.quintanaenergyservices.com.
Director Nominees and Board Membership Criteria
We believe that our directors should possess the highest personal and professional ethics, integrity and values and be committed to representing the long-term interests of our stockholders. They also should be intelligent, inquisitive and objective in thought and have practical wisdom, mature judgment and a willingness to gain an understanding of the Company, its competitive position in its industry and our business strategy. Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively and should be committed to serving on the Board for an extended period of time. Along with the selection criteria described above, some of the other qualifications that the Board considers include, without limitation, independence, diversity, skills, education, expertise, business acumen, length of service, understanding of the Company and industry and other commitments. We discuss each of our continuing directors’ qualifications and other characteristics under the heading “Board of Directors.”
Because we are a “controlled company” under the rules of the NYSE, we are exempt from the requirement to form a standing nominating committee. However, the full Board of Directors performs the functions of a nominating committee pursuant to procedures adopted by the Board. Additionally, the Equity Rights Agreement provides the Principal Stockholders with certain nomination rights. See “— Status as a Controlled Company” above for more information.
The Board will consider director candidates recommended by stockholders using the same criteria set forth above. Stockholders wishing to present a potential nominee to the Board for consideration for election at a future annual meeting of stockholders must provide the Board with notice of the recommendation and certain information regarding the candidate as described in our amended and restated bylaws and within the time periods set forth in this proxy statement under the caption “Stockholder Proposals.”
Hedging Transactions
Pursuant to our Insider Trading Policy, all directors, officers, other employees, and consultants of the Company, and their spouses and all other members of their household, are prohibited from engaging in transactions which may hedge the value of our securities, including, without limitation, buying or selling puts and calls for, or engaging in short sales of, our securities (but excluding any instruments granted under any Company employee share purchase plan, including options and restricted shares). While the policy does not specifically address prepaid variable forward contracts, equity swaps, straddles, collars and exchange funds, in applying the policy, we would consider these transactions to be hedging transactions. In addition, pursuant to our Insider Trading Policy, all directors, officers and other employees of the Company, and their spouses and all other members of their household, are prohibited from entering into a pledge of Company securities as collateral for a loan or holding Company securities in a margin account.
Communications with the Board
Our Board welcomes communications from our stockholders and other interested parties. The Board has established a process for all interested parties to send communications, other than sales-related communications, to one or more of its members, including to the independent or non-management directors as a group. Interested parties may contact the Board, any Board committee, or any Board member (including the chairman of the Board), by writing to them at the following address:
Quintana Energy Services Inc.
1415 Louisiana Street, Suite 2900
Houston, Texas 77002
Attn: Corporate Secretary

The envelope containing each communication should be clearly marked as “Shareholder Communication with Directors” and clearly identify the intended recipient(s) of the communication so that the communication can be forwarded to the specified parties.
Our General Counsel will review and forward, as expeditiously as reasonably practicable, each communication received to the addressees if (1) the communication complies with the requirements of any applicable policy adopted by the Board relating to the subject matter of the communication and (2) the communication falls within the scope of matters generally considered by the Board. To the extent the subject matter of a communication relates to matters that have been delegated by the Board to a committee or to an executive officer of the Company, then the Company’s General Counsel may forward the communication to the executive officer or chairman of the committee to which the matter has been delegated.

INFORMATION ABOUT OUR BOARD AND ITS COMMITTEES
Overview
Our Board currently consists of seven members. Pursuant to the Equity Rights Agreement, Quintana has the right to appoint two directors to our Board, Archer has the right to appoint two directors to our Board and Geveran has the right to appoint one director to our Board. The Equity Rights Agreement also provides that the Company’s Chief Executive Officer is nominated to our Board. The current board representative appointed by Quintana is Corbin J. Robertson, Jr. The current board representatives appointed by Archer are Dag Skindlo and Gunnar Eliassen. Christopher J. Baker serves on the Board due to his capacity as Chief Executive Officer.
In accordance with our amended and restated certificate of incorporation, until we cease to be a controlled company, all directors are to be elected annually. After we cease to be a controlled company, the Board will be divided into three classes with staggered three-year terms.
The Board has two standing committees to assist in discharging its responsibilities: the Audit Committee and the Compensation Committee. Among other actions, the Board reviews its structure and appoints members to its various committees on an annual basis. Additional information about each committee is set forth below under “Committees of the Board.”
Directors are elected by our stockholders, and we have a plurality vote standard for director elections. Upon our formation, the current directors were appointed to the Board, with two of the seven directors newly joining the Board upon the closing of the IPO. Additionally, Bobby S. Shackouls was appointed to the Board in January 2019 and Christopher J. Baker was appointed to the Board in August 2019.
The following table identifies the current members of the Board, the standing committees of the Board on which they serve and the chairman of each committee as of the date of this Proxy Statement. Biographies and other background information concerning each of our current directors are set forth under the heading “Proposals to be Voted on by Stockholders — Proposal 1 — Election of Directors.”
Name of Director	Audit Committee	Compensation Committee
Christopher J. Baker(1)
Corbin J. Robertson, Jr.		*
Dalton Boutté, Jr+	*	**
Rocky L. Duckworth+	**	*
Gunnar Eliassen
Bobby S. Shackouls+	*
Dag Skindlo		*

*
Committee Member

**
Committee Chairman

+
Independent. As a controlled company, the rules and regulations of the SEC and NYSE require that the Audit Committee be comprised solely of independent directors.

(1)
President and Chief Executive Officer.

Meetings of the Board and its Committees
During 2019, the Board held 13 meetings and met in executive session on 4 of those occasions. Generally executive sessions are held without management present. Committee meetings were held in 2019 as follows:
Audit Committee	5
Compensation Committee	3

All members of the Board attended, on average, at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by each committee on which he served in 2019.
From time to time between meetings, Board and committee members confer with each other and with management and independent consultants regarding relevant issues, and representatives of management may meet with such consultants on behalf of the relevant committee.
Pursuant to our Corporate Governance Guidelines, directors are expected to attend meetings of the Board and of committees on which they serve and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Directors are encouraged but not required to attend our annual stockholder meetings. Each member of our Board attended our 2019 annual meeting of stockholders.
Board Leadership Structure
The Board recognizes that one of its key responsibilities is to evaluate and determine an appropriate board leadership structure to provide for independent oversight of management. The Board believes that there is no single, generally accepted board leadership structure that is appropriate for all companies, and that the right structure may vary for a single company as circumstances change. As such, the Board evaluates its leadership structure at least annually, and may modify this structure from time to time to best address the Company’s unique circumstances and advance the best interests of all stockholders, as and when appropriate.
The Board believes it is important to retain its flexibility to allocate the responsibilities of the offices of the chairman of the Board and the Chief Executive Officer of the Company (the “CEO”) in any way that is in the best interests of the Company and its stockholders. The Board will from time to time make a determination as to whether the offices of the chairman of the Board and the CEO should be separated and review the appropriateness of its current policies in connection with the recruitment and succession of the chairman of the Board and/or the CEO. The Board has determined that the roles of chairman of the Board and CEO should continue to remain separate and that Mr. Robertson should continue to serve as the chairman of the Board. The Board believes that this governance structure will allow Mr. Baker to focus his time and energy on managing the Company and Mr. Robertson to lead the Board in its fundamental role of providing guidance, advice and counsel regarding our business, operations and strategy, and that having a separate chairman of the Board will better position the Board in evaluating the performance of management and our overall corporate performance. The Board believes that Mr. Robertson’s deep knowledge and understanding of our industry, along with his past experience as our Board chairman, puts him in the best position to lead our Board.
The non-management directors have regularly scheduled meetings in executive session, to be held as determined necessary and appropriate by the chairman of the Board or any director, and which are held at a minimum following each regularly scheduled quarterly board meeting. In the event that the non-management directors include directors who are not independent under the listing requirements of the NYSE, then at least once a year, there is an executive session including only independent directors. Mr. Duckworth currently serves at the presiding director at executive sessions of our Board.
The Board’s Role in Risk Oversight
The Board believes that risk management is an integral part of setting and implementing our strategic plan, which includes, among other things, identifying and assessing the major risks and opportunities facing the Company. This oversight function is conducted primarily through the standing committees of the Board, but the full Board retains responsibility for general oversight of risks. The Audit Committee is charged with oversight of our system of internal controls and risks relating to financial reporting, legal, regulatory and accounting compliance. Our Board continues to satisfy its oversight responsibility through full reports from the Audit Committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our Company.
Pursuant to its charter, the Audit Committee is responsible for reviewing and discussing our policies with respect to risk assessment and risk management generally, and also specifically with respect to financial reporting, internal controls and accounting matters, legal, tax and regulatory compliance, cyber and data matters, and the internal audit function. The Audit Committee is responsible for ensuring that an effective risk assessment process is in place, and quarterly reports are made to the Audit Committee on material risks facing the Company. Upon request, both the full Board and Audit Committee may receive reports from those executive officers who are deemed responsible for particular risks due to being in a position that makes them most likely to be able to impact the effects of such risks. The Audit Committee also oversees our internal audit function, which is responsible for monitoring the Company’s adherence to our significant corporate policies and internal controls. Our Compensation Committee assists our Board in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation and health and welfare benefits policies and programs.
Committees of the Board
As noted above, our Board has two standing committees: the Audit Committee and Compensation Committee. Each committee has a charter, which is available on our website at http://www.quintanaenergyservices.com/governance-docs under “Governance — Governance Documents.” Stockholders may obtain printed copies of any charter, free of charge, by sending a written request to Quintana Energy Services Inc. at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary, or by emailing IR@quintanaenergyservices.com.
A description of each committee, its function and its charter, are provided below:
Audit Committee
Our Audit Committee is responsible for the oversight of risks relating to financial reporting, internal controls and accounting matters, as well as legal, tax and regulatory compliance, and our internal audit systems. Pursuant to its charter, the purposes of the Audit Committee are to:
•
Oversee the quality, integrity and reliability of our financial statements and other financial information that the Company may provide to any governmental body or to the public;

•
Oversee the qualifications, independence and performance of the independent registered public accounting firm engaged for the purpose of preparing or issuing the Company’s audit committee report or performing other audit, review or attest services for the Company;

•
Oversee the effectiveness and performance of our internal audit function;

•
Oversee the effectiveness and performance of the Company’s system of internal controls regarding finance, accounting, legal compliance and ethics;

•
Provide for and foster open communication between and among itself, our independent registered public accounting firm, financial and senior management, the internal audit department and our Board, always emphasizing that the independent registered public accounting firm is accountable to the Audit Committee;

•
Annually prepare an “Audit Committee Report” for inclusion in, and publish the report in, the Proxy Statement for each Annual Meeting of Stockholders, in accordance with applicable rules and regulations; and

•
Perform such other functions as our Board may assign to our Audit Committee from time to time.

In connection with these purposes and to satisfy its oversight responsibilities, our Audit Committee annually selects, engages and evaluates the performance and ongoing qualifications of, and determines the compensation for, our independent registered public accounting firm, reviews our annual and quarterly financial statements, and confirms the independence of our independent registered public accounting firm. Our Audit Committee meets regularly with our management, internal auditors and our independent registered public accounting firm regarding the adequacy of our financial controls and our compliance with legal, tax and regulatory matters and our significant corporate policies. Our Audit Committee separately meets regularly with our independent registered public accounting firm, internal auditors, Chief Financial Officer and Chief Accounting Officer and other members of senior management. Our Audit Committee chairman routinely meets between formal committee meetings with our Chief Financial Officer and Chief

Accounting Officer, internal auditors and our independent registered public accounting firm. Our Audit Committee also receives regular reports regarding issues such as the status and findings of audits being conducted by the internal and independent auditors, accounting changes that could affect our financial statements and proposed audit adjustments.
The current members of the Audit Committee are Messrs. Boutté, Duckworth (chairman) and Shackouls. Our Board has determined that (i) all members of our Audit Committee are independent as that term is defined by the listing requirements of the NYSE and by Rule 10A-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) each member of the Audit Committee is financially literate, and (iii) Mr. Duckworth has the necessary accounting and financial expertise to serve as chairman of the Audit Committee. In making this determination, our Board considered the current and prior relationships that each director has with our company and all other facts and circumstances our Board deemed relevant in determining their independence. Our Board has also determined that Mr. Duckworth is an “audit committee financial expert” following a determination that he has met the criteria for such designation under the rules and regulations of the SEC. For information regarding Messrs. Boutté, Duckworth and Shackouls’ business experience please read “Proposal 1 — Election of Directors — Director Biographies.”
The Audit Committee held 5 meetings during 2019.
Compensation Committee
Our Compensation Committee is responsible for the oversight of risks relating to the compensation of our executive officers and directors, as well as our compensation and benefit plans, policies and programs. Pursuant to its charter, the purposes of the Compensation Committee are to:
•
Review, evaluate and approve the agreements, plans, policies and programs of the Company to compensate the Company’s executive officers and directors;

•
Review and discuss with the Company’s management the executive compensation disclosures included in the Company’s Proxy Statement for its Annual Meeting of Stockholders or Annual Report on Form 10-K, as applicable, and determine whether to recommend to the Board that such disclosure be included in the Proxy Statement or Annual Report on Form 10-K, as applicable, in accordance with applicable rules and regulations;

•
Otherwise discharge the Board’s responsibilities relating to compensation of the Company’s executive officers and directors; and

•
Perform such other functions as our Board may assign to our Compensation Committee from time to time.

In connection with these purposes, our Board has delegated to the Compensation Committee the overall responsibility for establishing, implementing and monitoring compensation for our executive officers. Together with management (with the exception of compensation matters related to our CEO), and any counsel or other advisors it deems appropriate, the Compensation Committee reviews and discusses each particular executive compensation matter presented and makes a final determination. For example, the Compensation Committee reviews and approves the compensation of our executive officers and makes appropriate adjustments based on Company performance, achievement of predetermined goals and changes in an executive officer’s duties and responsibilities. The Compensation Committee may delegate to its chairman, any member or to a sub-committee the responsibility and authority for any particular matter, as it deems appropriate from time to time under the circumstances.
Under its charter, the Compensation Committee also has the authority to retain, compensate, direct, oversee and terminate outside counsel, compensation consultants and other advisors hired to assist the Compensation Committee. The Compensation Committee currently retains Frederic W. Cook & Co., Inc. (“FW Cook”) as its independent compensation consultant for matters related to executive and director compensation. In selecting FW Cook as its independent compensation consultant, the Compensation Committee assessed the independence of FW Cook pursuant to SEC rules and requested an independence letter from FW Cook, as well as other documentation addressing the firm’s independence. FW Cook reports exclusively to the Compensation Committee and does not provide any additional services to the Company.

Compensation Committee discussed these considerations and concluded that FW Cook is independent and that no conflicts of interest exist with FW Cook.
As a controlled company we are not required to have a fully independent compensation committee. The current members of the Compensation Committee are Messrs. Boutté (chairman), Duckworth, Robertson, and Skindlo. The Board has determined that each of Messrs. Boutté, and Duckworth is “independent” as defined by the NYSE listing standards. In making this determination, the Board considered the current and prior relationships that each such director has with our Company and all other facts and circumstances our Board deemed relevant in determining their independence. For each independent member of the compensation committee, our Board considered all factors specifically relevant to determining whether a director has a relationship to the Company that is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including the sources of such director’s compensation, such as any consulting, advisory or other compensatory fees paid by the Company, and whether the director has an affiliate relationship with the Company, a subsidiary of the Company or an affiliate of a subsidiary of the Company.
The Compensation Committee held 3 meetings during 2019.
Compensation Committee Interlocks and Insider Participation
During 2019, no person who served as a member of the Compensation Committee served as an officer or employee of the Company, nor did any person who served as a member of the Compensation Committee have any relationship with the Company requiring disclosure herein as required by Item 404 of Regulation S-K. Additionally, none of our executive officers (including any person who served as an executive officer at any point in 2019) has served as a director or member of a compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our Board or our Compensation Committee.

PROPOSAL NO. 2 — RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020
The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the work of the principal independent public accountants retained to audit our financial statements. PricewaterhouseCoopers LLP (“PricewaterhouseCoopers”) has been selected by the Audit Committee, and approved by the Board, as the independent registered public accounting firm to audit the Company’s annual financial statements for the fiscal year ending December 31, 2020.
We are asking our stockholders to ratify the appointment of PricewaterhouseCoopers at the Annual Meeting. The ratification of the appointment of PricewaterhouseCoopers requires the affirmative vote of the holders of a plurality of the shares of our common stock, present in person or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Although ratification is not required by our amended and restated bylaws or otherwise, as a matter of good corporate governance, we are asking our stockholders to approve the appointment of PricewaterhouseCoopers as our independent registered public accounting firm. If the selection of PricewaterhouseCoopers is not approved, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the selection of PricewaterhouseCoopers is ratified, our Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in our best interest and in the best interest of the Company and our stockholders.
PricewaterhouseCoopers has served as our independent registered public accounting firm since our formation in 2017 (and for our predecessor companies since 2010). The Audit Committee considers PricewaterhouseCoopers to be well qualified and recommends that the stockholders vote for ratification of this appointment.
A representative of PricewaterhouseCoopers is expected to be present at the Annual Meeting and will have an opportunity to make a statement if he or she desires to do so. It is also expected that such representative will be available to respond to appropriate questions from stockholders.
Audit and Other Fee Information
Set forth below is a summary of certain fees paid to PricewaterhouseCoopers for certain audit and non-audit services related to the fiscal years ended December 31, 2019 and December 31, 2018.
The Audit Committee charter requires the Audit Committee to approve in advance all audit and non-audit services to be provided by our independent registered public accounting firm. All the services listed in the table below for 2019 and 2018 were approved by the Audit Committee.
	2019	2018
	(in thousands)
Audit Fees	$1,570	$1,477
Audit Related	—	$115
Tax Fees	$50	$273
All Other	$3	$3
Total	$1,623	$1,868
Audit Fees.   Audit fees consisted of amounts incurred for services performed in association with the annual financial statement audit, reviews of financial statements included in the Company’s Quarterly Reports on Form 10-Q, and other services normally provided by the Company’s independent registered public accounting firm in connection with regulatory filings or engagements for the fiscal years shown.
Audit Related Fees.   Audit related fees represent fees billed for professional services rendered for attest services and accounting consultation services.
Tax Fees.   Tax fees consisted of fees for professional services rendered by our principal accountant for tax compliance.

All Other Fees.   All other fees include accounting research database licenses.
Vote Required
Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020 requires the affirmative vote of a plurality of the voting power of the outstanding shares of common stock of the Company that are present in person or represented by proxy that are entitled to vote.
✓
OUR BOARD RECOMMENDS A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2020.

REPORT OF THE AUDIT COMMITTEE
The following Report of the Audit Committee of the Board of Directors of Quintana Energy Services Inc. (the “Company”) does not constitute soliciting material and should not be deemed filed or incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent we specifically incorporate this Report by reference.
The Audit Committee assists the Board in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. The Audit Committee has the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm and pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The Audit Committee is also responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm is given unrestricted access to the audit committee and our management, as necessary. Our Audit Committee charter defines the committee’s primary duties in a manner substantially consistent with the rules of the SEC and NYSE corporate governance standards and is available on our website at www.quintanaenergyservices.com.
Management is responsible for the preparation of the Company’s financial statements and its financial reporting processes, including the system of internal controls over financial reporting and disclosure controls and procedures. PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm, is responsible for expressing an opinion on the conformity of the Company’s financial statements with generally accepted accounting principles in the United States.
In connection with its oversight responsibilities, the Audit Committee reviewed and discussed with management and our independent registered public accounting firm the audited consolidated financial statements of the Company for the year ended December 31, 2019. The Audit Committee also discussed with our independent registered public accounting firm the matters required to be discussed by Auditing Standard 1301, “Communications with Audit Committees.” In addition, the Audit Committee received and discussed the written communications from our independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board and the SEC concerning independence.
In addition to the matters specified above, the Audit Committee discussed with the Company’s independent registered public accounting firm the overall scope, audit risk assessments, plans, and estimated costs of their audit. The Audit Committee met with our independent registered public accounting firm periodically to discuss the progress of the firm’s audit, the overall quality of the Company’s financial reporting, and the firm’s reviews of the quarterly financial statements.
The Company was required to report on the effectiveness of its internal control over financial reporting as of December 31, 2019. The Audit Committee received quarterly updates on the progress of the Company’s assessment and reviewed with Company’s management, the results of the assessment that the Company’s internal control over financial reporting was effective as of December 31, 2019.
Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company be included in its Annual Report on Form 10-K for the year ended December 31, 2019.
Respectfully submitted by the Audit Committee of the Board of Directors of Quintana Energy Services Inc.
Rocky L. Duckworth (Chairman)
Dalton Boutté, Jr.
Bobby S. Shackouls

EXECUTIVE COMPENSATION
We are currently considered an emerging growth company and a smaller reporting company for purposes of the SEC’s executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year-End Table, as well as limited narrative disclosures. Further, our reporting obligations generally extend only to the individuals who served as our Chief Executive Officer and our two other most highly compensated executive officers during fiscal year 2019.
In accordance with the foregoing, our named executive officers for fiscal year 2019 are:
Name	Principal Position
Christopher J. Baker(1)	President and Chief Executive Officer
Keefer M. Lehner	Executive Vice President and Chief Financial Officer
Max L. Bouthillette	Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary
D. Rogers Herndon(2)	Former Chief Executive Officer and President

(1)
On August 7, 2019, Mr. Baker was appointed our President and Chief Executive Officer. Mr. Baker previously served as our Executive Vice President and Chief Operating Officer.

(2)
On August 7, 2019, Mr. Herndon resigned as our Chief Executive Officer and President.

Summary Compensation Table
The table below sets forth the annual compensation earned during the 2019 and 2018 fiscal years, as applicable, by our named executive officers:
Name and Principal Position	Year	Salary	Bonus	Stock Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Christopher J. Baker President and Chief Executive Officer	2019	$430,769	—	$731,383	$288,874	$8,400	$1,459,426
	2018	$393,077	—	$756,200	$261,300	$8,250	$1,418,827
Keefer M. Lehner Executive Vice President and Chief Financial Officer	2019	$400,000	—	$731,383	$226,075	$8,400	$1,365,858
	2018	$353,077	—	$708,938	$222,469	$8,250	$1,292,734
Max L. Bouthillette Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	2019	$350,000	—	$498,671	$197,816	$8,400	$1,054,887
D. Rogers Herndon(1) Former Chief Executive Officer and President	2019	$342,692	—	$997,338		$1,516,491	$2,856,521
	2018	$520,000	—	$1,039,775	$435,050	$8,250	$2,003,075

(1)
Mr. Herndon resigned as our Chief Executive Officer and President on August 7, 2019.

(2)
The restricted stock units and performance share units granted to Mr. Herndon in fiscal year 2019 were forfeited in their entirety in connection with his resignation on August 7, 2019.

(3)
For fiscal years 2019 and 2018, the amounts in this column reflect the aggregate grant date fair value of (i) restricted stock units and (ii) performance share units, in each case, granted under the 2018 Plan, determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. With respect to performance share units, the grant date fair value is based upon the probable outcome of the applicable performance conditions. Please read “Note 14 — Stock Based Compensation” to QES’ consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC for additional information.
(4)
For fiscal years 2019 and 2018, the amounts in this column reflect bonuses earned by our named executive officers pursuant to our Incentive Compensation Program. For more information on the bonuses earned in fiscal year 2019 pursuant to the Incentive Compensation Program, see “— Additional Narrative Disclosures-Incentive Compensation Program” below.

(5)
For fiscal year 2019, the amounts in this column reflect employer matching contributions to the named executive officers’ retirement accounts under the Quintana Energy Services 401(k) Plan. For more information, see “— Additional Narrative Disclosures-Other Benefits” below. In addition, for Mr. Herndon, the amount in this column includes severance payments and benefits in an aggregate amount equal to $1,516,491 that were paid or accrued in connection with his resignation on August 7, 2019. For more information, see “Additional Narrative Disclosures-Separation Agreement with Mr. Herndon” below.

Outstanding Equity Awards at 2019 Fiscal Year-End
The following table reflects information regarding outstanding equity-based awards held by our named executive officers as of December 31, 2019.
	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(4)
Christopher J. Baker
Phantom Units(1)	108,508	$304,908
Restricted Stock Units(2)	142,355	$400,018
Performance Share Units(3)	132,222	$371,544
Keefer M. Lehner
Phantom Units(1)	74,242	$208,620
Restricted Stock Units(2)	140,772	$395,569
Performance Share Units(3)	131,272	$368,874
Max L. Bouthillette
Phantom Units(1)	45,668	$128,327
Restricted Stock Units(2)	94,565	$265,728
Performance Share Units(3)	88,654	$249,118
D. Rogers Herndon(5)
Phantom Units(1)	—	—
Restricted Stock Units(2)	—	—

(1)
Represents phantom units granted to our named executive officers that were outstanding as of December 31, 2019. For information on the terms and conditions of the phantom units, including vesting conditions and the number of phantom units held by our named executive officers, please see “— Additional Narrative Disclosures — Equity Awards — Phantom Units” below.

(2)
Represents restricted stock units granted to our named executive officers that were outstanding as of December 31, 2019. For information on the terms and conditions of the restricted stock units, including vesting conditions and the number of restricted stock units held by our named executive officers, please see “— Additional Narrative Disclosures — Equity Awards — Restricted Stock Units” below.

(3)
Represents performance share units granted to our named executive officers that were earned but remained outstanding as of December 31, 2019. For information on the terms and conditions of the performance share units, including vesting and performance conditions and the number of performance share units earned by our named executive officers, please see “— Additional Narrative Disclosures — Equity Awards — Performance Share Units” below.
(4)
The amounts shown reflect the aggregate market value of all outstanding unvested phantom units and restricted stock units, and all earned performance share units, as applicable, held by each named executive officer on December 31, 2019, calculated using the value of a share of our common stock on such date, which was $2.81.

(5)
In connection with his resignation on August 7, 2019, Mr. Herndon received accelerated vesting with respect to 120,000 phantom units. All other unvested equity-based awards were forfeited by Mr. Herndon in connection with his resignation.

Additional Narrative Disclosures
Base Salary
Each named executive officer’s base salary is a fixed component of compensation that does not vary depending on the level of performance achieved. Base salaries are determined for each named executive officer based on his position and responsibility. Our Board reviews the base salaries for each named executive officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, such Board has considered individual and company performance over the course of the applicable year. Pursuant to the employment agreements between us and each named executive officer, a named executive officer’s base salary may be increased but not decreased without the named executive officer’s written consent.
The following table sets forth the base salaries of our named executive officers as of December 31, 2019:
Name	Base Salary (as of December 31, 2019)
Christopher J. Baker	$500,000
Keefer M. Lehner	$400,000
Max L. Bouthillette	$350,000
D. Rogers Herndon	(1)

(1)
Prior to his resignation on August 7, 2019, Mr. Herndon’s base salary was $550,000.

Incentive Compensation Program
In January 2019, our Board established the 2019 Incentive Compensation Program for certain key personnel, including our named executive officers, in order to recognize their contribution to our business. Under the 2019 Incentive Compensation Program, we provided our named executive officers with the opportunity to earn a cash incentive bonus for fiscal year 2019 based on our financial performance as measured by adjusted EBITDA, safety measures and discretionary metrics. Our named executive officers were eligible to earn a target incentive bonus in the following amounts: (i) Mr. Baker, $300,000, (ii) Mr. Lehner, $300,000, and (iii) Mr. Bouthillette, $262,500. Subject to the satisfaction of the applicable performance goal and each named executive officer’s continuous employment by us through the applicable payment date, our named executive officers were eligible to earn between 0% and 200% of the target incentive bonus. For fiscal year 2019, our Board determined that Mr. Baker earned $288,874, Mr. Lehner earned $226,075 and Mr. Bouthillette earned $197,816 under the 2019 Incentive Compensation Program. As a result of his resignation, Mr. Herndon was not eligible to receive a payment under the 2019 Incentive Compensation Program.
Equity Awards
Phantom Units
Pursuant to the Quintana Energy Services LP Long-Term Incentive Plan (the “Prior Plan”), our named executive officers were previously granted awards of phantom units in QES LP. Each phantom unit represented the right to receive one common unit of QES LP (or, if elected by the board of directors of the general partner of QES LP, an amount in cash equal to fair market value of one common unit of QES LP) upon full vesting of such phantom unit. In addition, upon full vesting of a named executive officer’s phantom units, the named executive officer would have been entitled to receive the accrued value of any distributions that would have been paid had the named executive officer been a holder of the number of common units subject to the award from the date of grant. In connection with our IPO, all outstanding phantom units were equitably adjusted and converted into rights to receive shares of our common stock (or, if elected by our Board, cash equal to the fair market value thereof).
Such phantom units are subject to (i) time vesting in four equal installments on the first four anniversaries of the applicable date of grant as set forth in each named executive officer’s phantom unit agreement (or, if earlier, become 100% time vested upon the consummation of a change in control) and (ii) event vesting, which requires the consummation of a change in control or a specified transaction. On the seventh anniversary of the grant date of an award of phantom units, any phantom units that have not fully vested will be automatically terminated and forfeited. The phantom unit agreements also include certain restrictive covenants, including provisions that generally prohibit our named executive officers from soliciting customers, officers or employees of us or our affiliates during the term of each named executive officer’s employment with us and for a period of one year following the termination of such employment. Any phantom units that have not become time vested will immediately become time vested upon the termination of a named executive officer’s employment by us without cause, by such named executive officer for good reason or due to disability or death.
Our IPO constituted a specified transaction under the phantom unit agreements and, as a result, phantom units held by our named executive officers became event vested upon the consummation of our IPO. However, in order to become fully vested, the phantom units must also become time vested. As of December 31, 2019, one-half of the phantom units held by our named executive officers had become time vested and, hence, fully vested. Such phantom units were settled in equal installments in February 2018 and February 2019 and our named executive officers received shares of our common stock upon settlement. As of December 31, 2019, Mr. Baker held 108,508 unvested phantom units, Mr. Lehner held 74,242 unvested phantom units and Mr. Bouthillette held 45,688 unvested phantom units.
Restricted Stock Units
Pursuant to the 2018 Plan, our named executive officers were granted awards of restricted stock units (“RSUs”) in April 2018 and January 2019.
In April 2018, Mr. Baker was granted 38,000 RSUs, Mr. Lehner was granted 35,625 RSUs and Mr. Bouthillette was granted 22,167 RSUs. Each RSU represents the right to receive one share of our common stock upon vesting of such RSU. Such RSUs are subject to time-based vesting in three equal installments on February 8, 2019, 2020 and 2021. As of December 31, 2019, one-third of such RSUs had become vested.
In January 2019, Mr. Baker was granted 117,021 RSUs, Mr. Lehner was granted 117,021 RSUs and Mr. Bouthillette was granted 79,787 RSUs. Each RSU represents the right to receive one share of our common stock upon vesting of such RSU. Such RSUs are subject to time-based vesting in three equal installments on February 8, 2020, 2021 and 2022.
Any unvested RSUs will immediately become vested upon the termination of a named executive officer’s employment (i) due to disability, (ii) due to death or (iii) by us without cause or by such named executive officer for good reason during the protection period. In addition, all unvested RSUs that would have vested on the next applicable vesting date and 50% of all remaining unvested RSUs will immediately become vested upon the termination of a named executive officer’s employment by us without cause or by such named executive officer for good reason outside of the protection period. The RSU agreements also include certain restrictive covenants, including provisions that generally prohibit our named executive officers from soliciting customers, officers or employees of us or our affiliates during the term of each named executive officer’s employment with us and for a period of one year following the termination of such employment.

Performance Share Units
Pursuant to the 2018 Plan, our named executive officers were granted awards of performance share units (“PSUs”) in April 2018 and January 2019. Each award of PSUs represents the right to receive shares of our common stock (or, as described below, an amount in cash with equivalent value) in an amount between 0% and 150% of the target PSUs granted to each named executive officer based on the level of achievement with respect to certain performance goals and satisfaction of certain time-based vesting requirements.
In April 2018, Mr. Baker was granted 76,000 target PSUs, Mr. Lehner was granted 71,250 target PSUs and Mr. Bouthillette was granted 44,333 target PSUs (the “2018 PSUs”). One-half of the target PSUs were subject to a relative total stockholder return (“Relative TSR”) performance goal and one-half of the target PSUs were subject to an absolute total stockholder return (“Absolute TSR”) performance goal, in each case, that was measured during a performance period that commenced on February 9, 2018 and ended on December 31, 2018. Based on achievement with respect to the Relative TSR and Absolute TSR performance goals for the 2018 PSUs during the performance period, it was determined that Mr. Baker earned 22,800 PSUs, Mr. Lehner earned 21,375 PSUs and Mr. Bouthillette earned 13,300 PSUs. In order to receive settlement of the earned PSUs, such earned PSUs must also become time vested in three equal installments on February 9, 2019, 2020 and 2021. Any earned PSUs that have not become time vested will immediately become time vested upon the termination of a named executive officer’s employment by us without cause, by such named executive officer for good reason or due to disability or death. As of December 31, 2019, one-third of the earned 2018 PSUs had become vested. In January 2019, Mr. Baker was granted 117,022 target PSUs, Mr. Lehner was granted 117,022 target PSUs and Mr. Bouthillette was granted 79,787 target PSUs. One-half of the target PSUs were subject to a relative total stockholder return (“Relative TSR”) performance goal and one-half of the target PSUs were subject to a performance goal based on the performance of management and the Company as determined in the sole discretion of the Compensation Committee, in each case, that was measured during a performance period that commenced on January 1, 2019 and ended on December 31, 2019. Based on achievement with respect to the Relative TSR and discretionary performance goals for the 2019 PSUs during the performance period, it was determined that Mr. Baker earned 70,213 PSUs that will be settled in shares of our common stock plus 46,809 PSUs that will be cash settled] PSUs, Mr. Lehner earned 70,213 PSUs that will be settled in shares of our common stock plus 46,809 PSUs that will be cash settled and Mr. Bouthillette earned 47,872 PSUs that will be settled in shares of our common stock plus 31,915 PSUs that will be cash settled. In order to receive settlement of the earned PSUs, such earned PSUs must also become time vested in three equal installments on February 9, 2020, 2021 and 2022. Any earned PSUs that have not become time vested will immediately become time vested upon the termination of a named executive officer’s employment by us without cause, by such named executive officer for good reason or due to disability or death.
Other Benefits
We offer participation in broad-based retirement, health and welfare plans to all of our employees. We maintain a plan intended to provide benefits under section 401(k) of the Code (the “401(k) Plan”), where employees are allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating named executive officers, to save for the future.
Employment Agreements
On June 21, 2019, we entered into amended and restated employment agreements with our named executive officers and, on August 26, 2019, we entered into a second amended and restated employment agreement with Mr. Baker (collectively, the “Employment Agreements”). Each Employment Agreement generally provides for a three-year term, which commenced on August 26, 2019 (in the case of Mr. Baker) and June 15, 2019 (in the case of Messrs. Lehner and Bouthillette), with automatic renewals for successive one-year periods thereafter. Each Employment Agreement generally outlines the named executive officer’s duties and positions and provides for (i) an annualized base salary, (ii) a target annual bonus equal to 100% of base salary for Mr. Baker, 75% for Mr. Lehner and 75% for Mr. Bouthillette, and (iii) eligibility to participate in any equity compensation arrangements or plans offered by us to senior executives.
Each Employment Agreement provides for the following benefits upon a termination of a named executive officer’s employment by us without cause, resignation by a named executive officer for good reason or due to disability: (i) the pro-rata value through the date of termination of the executive’s target bonus for the year in which the termination occurs, (ii) a lump sum payment equal to (A) for Mr. Baker, two times Mr. Baker’s base salary or (B) for Messrs. Lehner and Bouthillette, one and one-half times the named executive officer’s base salary, (iii) an amount equal to (A) for Mr. Baker, two times Mr. Baker’s target bonus for the year in which the termination occurs or (B) for Messrs. Lehner and Bouthillette, one and one-half times the named executive officer’s target bonus for the year in which the termination occurs, in each case, payable in four equal installments with the first installment paid on the Company’s first regular pay date on or after the 60th day following such termination and the remaining three installments paid in each of the three calendar quarters immediately following the quarter in which the termination occurs and (iv) for a period of 18 months following such termination, reimbursement of premiums paid by the executive pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 and/or sections 601 through 608 of the Employee Retirement Security Act of 1974 to continue coverage in our health, dental and vision insurance plans in which the executive and/or his dependents participated immediately prior to the termination (the “COBRA Premium”), provided that such reimbursement does not subject us or our affiliates to sanctions imposed pursuant to Section 2716 of the Public Health Service Act and related regulations and guidance (collectively, the “PHSA”). If a named executive officer’s employment is terminated due to death, the named executive officer’s estate will be entitled to receive (i) a pro-rata share of the named executive officer’s target bonus for the fiscal year in which the termination occurs and (ii) continued payments of the named executive officer’s base salary for a period of 12 months.
Under each Employment Agreement, if a named executive officer’s employment is terminated for good reason or without cause within 12 months of a change in control, then the named executive officer will be entitled to receive: (i) the pro-rata value through the date of termination of the executive’s target bonus for the year in which the termination occurs, (ii) a lump sum payment equal to (A) for Mr. Baker, two and one-half times Mr. Baker’s base salary or (B) for Messrs. Lehner and Bouthillette, two times the named executive officer’s base salary, (iii) an amount equal to (A) for Mr. Baker, two and one-half times Mr. Baker’s target bonus for the year in which the termination occurs or (B) for Messrs. Lehner and Bouthillette, two times the named executive officer’s target bonus for the year in which the termination occurs, payable in four equal installments with the first installment on the Company’s first regular pay date on or after the 60th day following such termination and the remaining three installments paid in each of the three calendar quarters immediately following the quarter in which the termination occurs and (iv) for a period of 18 months following such termination, reimbursement of the COBRA Premium, provided that such reimbursement does not subject us or our affiliates to sanctions imposed pursuant to Section 2716 of the PHSA.
If a named executive officer is terminated for any reason other than those described above, no further compensation or benefits will be provided pursuant to the Employment Agreements. The Employment Agreements also contain certain restrictive covenants, including provisions that generally prohibit a named executive officer from competing with the Company and its affiliates or soliciting clients, executives, officers, directors or other employees of the Company and its affiliates. These restrictions generally apply during the term of the named executive officer’s employment and for a period of one year following the termination of such employment.
The Employment Agreements do not provide a tax gross-up provision for federal excise taxes that may be imposed under Section 4999 of the Code. Instead, each Employment Agreement includes a modified cutback provision, which states that, if amounts payable to a named executive officer under the Employment Agreement, together with any other amounts that are payable by us as a result of a change in control (the “Payments”), exceed the amount allowed under Section 280G of the Code for such named executive officer, thereby subjecting the named executive officer to an excise tax under Section 4999 of the Code, then the Payments will either be: (i) reduced to the level at which no excise tax applies, such that the full amount of the Payments would be equal to $1 less than three times the named executive officer’s “base amount,” which is generally the average W-2 earnings for the five calendar years immediately preceding the date of termination, or (ii) paid in full, which would subject the named executive officer to the excise tax. We will determine, in good faith, which alternative produces the best net after tax position for a named executive officer.
Separation Agreement with Mr. Herndon
On August 7, 2019, we entered into a separation agreement with Mr. Herndon (the “Separation Agreement”), which provides for certain compensation, benefits and other terms relating to his resignation that was effective as of the same date. Pursuant to the Separation Agreement, Mr. Herndon became entitled to receive (i) an amount equal to $1,500,000, payable in twenty-four substantially equal installments over a period of 12 months following August 7, 2019, (ii) accelerated vesting of 120,000 phantom units held by Mr. Herndon and (iii) reimbursement of certain tax and legal expenses incurred. All remaining equity-based awards held by Mr. Herndon were forfeited in connection with his resignation. In accordance with the Separation Agreement, Mr. Herndon executed a general release of claims in favor of the Company and its affiliates in order to receive the payments and benefits described above and Mr. Herndon remains subject to confidentiality and certain other restrictive covenant obligations that were set forth in his employment agreement with the Company.
Indemnification Agreements
We entered into indemnification agreements with each of the directors and executive officers effective upon the closing of our IPO and upon the addition of our new director. These agreements require us to indemnify these individuals to the fullest extent permitted by law against expenses incurred as a result of any proceeding in which they are involved by reason of their service to us and, if requested, to advance expenses incurred as a result of any such proceeding.
Compensation Committee Report
As an emerging growth company and a smaller reporting company, the Company is not required to include a Compensation Discussion and Analysis section in this Proxy Statement.

DIRECTOR COMPENSATION
We believe that attracting and retaining qualified non-employee directors is critical to the future value of our growth and governance. Accordingly, in connection with our IPO, we implemented a comprehensive director compensation policy for our non-employee directors, which consists of:
•
an annual cash retainer of $60,000, payable in quarterly installments;

•
an annual fee of $15,000 to the chair of the Audit Committee and an annual fee of $10,000 to the chair of the Compensation Committee;

•
an annual fee of $10,000 to each member of the Audit Committee (other than the chair) and an annual fee of $5,000 to each member of the Compensation Committee (other than the chair); and

•
an annual equity-based award granted under the 2018 Plan with an aggregate fair market value of at least $100,000 on the date of grant.

The following table discloses the total compensation earned by each of our non-employee directors for service in the 2019 fiscal year.
Name	Fees Earned in Cash	Stock Awards(2)	Total
Corbin J. Robertson, Jr.(1)	$65,000	$100,000	$165,000
Dalton Boutté, Jr.	$80,000	$100,000	$180,000
Rocky L. Duckworth	$80,000	$100,000	$180,000
Gunnar Eliassen	$60,000	$100,000	$160,000
Dag Skindlo	$65,000	$100,000	$165,000
Bobby Shackouls	$70,000	$100,000	$170,000

(1)
The fees earned by Mr. Robertson for service on our Board during fiscal year 2019 were paid directly to QEP Management Co., LP, a Quintana affiliate.

(2)
Amounts shown in this column reflect the aggregate grant date fair value of the restricted stock unit awards granted under the 2018 Plan in January 2019 to our directors, determined in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. Please read “Note 14 — Stock Based Compensation” to QES’ consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC for additional information. The restricted stock unit awards will vest in full on the first anniversary of the applicable date of grant, subject to continued service on our Board. As of December 31, 2019 each director held the following number of unvested restricted stock units: Mr. Robertson, 23,474; Mr. Boutté, 23,474; Mr. Duckworth, 23,474; Mr. Eliassen, 23,474; Mr. Skindlo, 23,474; and Mr. Shackouls, 23,474.

SHARE OWNERSHIP INFORMATION
Delinquent Section 16(a) Reports
Section 16(a) of the Exchange Act (“Section 16(a)”) requires our executive officers and directors, and any persons who own more than ten percent of a registered class of the Company’s equity securities (the “Section 16 Reporting Persons”), to file with the SEC reports of ownership of the Company’s equity securities and changes in reported ownership. The Section 16 Reporting Persons are required by SEC rules to furnish us with copies of all Section 16(a) reports that they file.
Based solely on a review of the reports furnished to the Company by, or written representations from, the Section 16 Reporting Persons that all reportable transactions were reported, we believe that during the fiscal year ended December 31, 2019, the Section 16 Reporting Persons timely filed all reports that such persons were required to file under Section 16(a) of the Exchange Act, except (a) Geoffrey Stanford filed a Form 4/A on September 4, 2019 that was required to be filed on June 14, 2019, (b) Keefer Lehner filed a Form 4 on December 17, 2019 that was required to be filed on December 16, 2019, (c) Christopher J. Baker filed a Form 4 on December 17, 2019 that was required to be filed on December 13, 2019.
Security Ownership of Certain Beneficial Owners and Management
The following table shows the number of shares of common stock beneficially owned as of March 20, 2020 (unless otherwise indicated) by (1) each person known by us to own beneficially more than 5% of our common stock, (2) each of our Named Executive Officers, (3) each of our directors and (4) all of our current directors and executive officers as a group.
Unless otherwise noted, the mailing address of each listed beneficial owner is 1415 Louisiana Street, Suite 2900, Houston, Texas 77002.
Unless otherwise indicated below, to our knowledge, and subject to applicable community property laws, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.
Name and Address of Beneficial Owner	Aggregate Number of Shares Owned	Percent of Class Outstanding(1)
Quintana Capital Group and its affiliates(2)(3)	6,559,524	19.41%
Archer Holdco LLC and its affiliates(2)(4)	9,494,306	28.09%
Geveran Investments Limited and its affiliates(2)(5)	6,602,688	19.53%
Melqart Asset Management (UK) Ltd.(6)	3,288,449	9.73%
Robertson QES Investment LLC(2)(7)	2,886,041	8.54%
Christopher J. Baker	212,099	*
Keefer M. Lehner	129,702	*
Max L. Bouthillette	99,041	*
Corbin J. Robertson, Jr.(2)(3)(7)	214,749	*
Dalton Boutté, Jr.	34,903	*
Rocky L. Duckworth	34,903	*
Gunnar Eliassen	40,108	*
Bobby S. Shackouls	23,474	*
Dag Skindlo	45,313	*
Executive Officers and Directors as Group (9 persons)	10,279,857	30.41%
D. Rogers Herndon(7)(8)	196,736	*

*
Represents less than 1% of the outstanding common stock.

(1)
Based on 33,802,872 common shares issued and outstanding as of March 20, 2020.

(2)
Information is based on a Schedule 13D/A jointly filed with the SEC on November 7, 2018 (the “Control Group 13D”) by Quintana Capital Group, L.P., Quintana Capital Group GP Ltd., Quintana Energy Partners, L.P., Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund — FI, LP, Quintana Energy Fund — TE, LP, QEP Management Co., L.P., QEP Management Co. GP, LLC, Archer Limited, Archer Assets UK Limited, Archer Well Company Inc., Archer Holdco LLC, Robertson QES Investment LLC, Corbin J. Robertson, Jr., John Fredriksen, C.K. Limited, Greenwich Holdings Limited, Famatown Finance Limited and Geveran Investments Limited (together, the “Control Group”). As of March 20, 2020, the Control Group held 25,757,308 shares of our common stock, representing 76.20% of the Company’s outstanding common stock. Each member of the Control Group may be deemed to have shared voting power and beneficial ownership over these shares by virtue of the Equity Rights Agreement discussed above.

(3)
Pursuant to the Control Group 13D, includes 5,345,505 shares of common stock for which Quintana Energy Partners — QES Holdings, L.L.C. is the record owner, 795,018 shares of common stock for which Quintana Energy Fund — TE, LP is the record owner, and 319,001 shares of common stock for which Quintana Energy Fund — FI, LP is the record owner. Quintana Energy Partners, L.P. controls Quintana Energy Partners — QES Holdings L.L.C. The general partner of each of Quintana Energy Partners, L.P., Quintana Energy Fund — FI, LP and Quintana Energy Fund — TE, LP is Quintana Capital Group, L.P. Quintana Capital Group GP Ltd. is the general partner of Quintana Capital Group, L.P. and may be deemed to have beneficial ownership of the shares directly held by Quintana Energy Partners — QES Holdings, L.L.C., Quintana Energy Fund — TE, LP and Quintana Energy Fund — FI, LP. The board of directors of Quintana Capital Group GP Ltd. consists of Paul Cornell, Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each of Corbin J. Robertson III and William K. Robertson are the children of Corbin J. Robertson. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. Corbin J. Robertson, Jr., as a member of the board of directors of Quintana Capital Group GP Ltd., may be deemed to beneficially own these shares due to his additional rights regarding the management of Quintana Capital Group GP Ltd. QEP Management Co., LP is the record owner of 100,000 of these shares. QEP Management Co. GP, LLC, the general partner of QEP Management Co., LP, may also be deemed to be the beneficial owner of these shares. The board of managers of QEP Management Co. GP LLC consists of Donald L. Evans, Warren S. Hawkins, Corbin J. Robertson, Jr., Corbin J. Robertson III and William K. Robertson, none of whom individually have voting and dispositive power over these shares. Each of Corbin J. Robertson III and William K. Robertson are the children of Corbin J. Robertson, Jr. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. Corbin J. Robertson, Jr., as a member of the board of managers of QEP Management Co. GP, LLC, may be deemed to beneficially own these shares due to his additional rights regarding the management of QEP Management Co. GP, LLC. The mailing address of Quintana Capital Group, L.P. and its affiliates is 1415 Louisiana Street, Suite 2400, Houston Texas 77002.

(4)
Pursuant to the Control Group 13D, Archer Holdco LLC is the record owner of these shares. Archer Holdco LLC is wholly-owned by Archer Well Company Inc., which is wholly-owned by Archer Assets UK Limited, which is wholly-owned by Archer Limited. The board of directors of Archer Limited has voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares. The board of directors of Archer Limited consists of Kjell-Erik Østdahl, James O’Shaughnessy, Giovanni Dell’Orto, Kristian Melhuus, and Peter J. Sharpe, none of whom individually have voting and dispositive power over these shares. Each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Archer Holdco LLC is 5510 Clara Rd., Houston, Texas 77041.

(5)
Pursuant to the Control Group 13D, Geveran Investments Limited is the record holder of 4,602,688 of these shares and its affiliate, Famatown Finance Limited, is the record holder of 2,000,000 of these shares. Geveran Investments Limited and Famatown Finance Limited are wholly-owned subsidiaries of Greenwich Holdings Limited. C.K. Limited is the trustee of various trusts established by John Fredriksen for the benefit of his immediate family, which trusts are the sole shareholders of Greenwich Holdings Limited and the indirect owners of Geveran Investments Limited and Famatown Finance Limited. Mr. Fredriksen may be deemed to beneficially own these 6,602,688 shares through his indirect influence over Geveran Investments Limited, Famatown Finance Limited, and Greenwich Holdings Limited. Mr. Fredriksen disclaims beneficial ownership of these 6,602,688 shares except to the extent of his voting and dispositive interests in such shares. Mr. Fredriksen has no pecuniary interest in these 6,602,688 shares. The mailing address for Geveran Investments Limited is Deana Beach Apartments Block 1, 4th Floor, Promachou Eleftherias Street Ayos Athanasios, Limassol 4103, Cyprus.
(6)
Information is based on a Schedule 13G/A filed on February 14, 2020 by Melqart Asset Management (UK) Ltd. (“Melqart”). Melqart reports sole voting and dispositive power over 3,288,449 shares and shared voting and dispositive power over 0 shares. The mailing address for Melqart is 5 St James’s Square, London, SW1Y 4JU.

(7)
Pursuant to the Control Group 13D, Robertson QES Investment LLC is the record owner of such shares. The sole manager of Robertson QES Investment LLC has voting and dispositive power over these shares. Corbin J. Robertson, Jr. serves as the sole manager of Robertson QES Investment LLC and expressly disclaims ownership over these shares, except to the extent of any pecuniary interest therein. Mr. Herndon, and certain children of Mr. Robertson or entities they control, including Corbin J. Robertson III, Christine Morenz, and William K. Robertson, are members of Robertson QES Investment LLC and expressly disclaim ownership over these shares, except to the extent of any pecuniary interest therein. The mailing address for Robertson QES Investment LLC is 1415 Louisiana Street, Suite 2400, Houston, Texas 77002.

(8)
Information is based on a Form 4 filed on June 13, 2019.

TRANSACTIONS WITH RELATED PERSONS
Historical Related Persons Transactions
IPO Transaction
At the closing of the IPO, (i) Mr. Robertson, the chairman of our Board, purchased an aggregate of 100,000 shares of our common stock at the initial public offering price of $10.00 per share, (ii) an affiliate of Quintana, QEP Management Co., LP purchased an aggregate of 100,000 shares of our common stock at the initial public offering price of $10.00 per share, (iii) a trust of which Mr. Robertson is a beneficiary purchased an aggregate of 100,000 shares of our common stock at the initial public offering price of $10.00 per share, (iv) two children of Mr. Robertson, William K. Robertson and Christine Morenz, or entities affiliated with them, purchased an aggregate of 200,000 shares of our common stock at the initial public offering price of $10.00 per share, (v) an affiliate of Geveran purchased an aggregate of 2,000,000 shares of our common stock at the initial public offering price of $10.00 per share and (vi) Archer purchased an aggregate of 1,000,000 shares of our common stock at the initial public offering price of $10.00 per share (the purchases in clauses (i)-(vi) above, collectively, the “IPO Purchases”). For additional detail regarding the ownership of QEP Management Co., LP, please see “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters”.
Payments to Quintana
We utilize a Quintana affiliate, Quintana Minerals Corporation, to provide support services for some accounting and risk management tasks. These services are provided at costs. The Company reimbursed Quintana Minerals Corporation for these support services in the aggregate amount of approximately $0.4 million for the 2018 fiscal year and $0.4 million for the 2019 fiscal year.
Master Reorganization Agreement
In connection with our IPO, we entered into a master reorganization agreement (the “Master Reorganization Agreement”) with, among others, Quintana Energy Services LP, our accounting predecessor (“QES LP”) and QES Holdco LLC.
Subject to the terms and conditions set forth in the Master Reorganization Agreement, the parties thereto agreed to effect a series of restructuring transactions (the “Reorganization”) in connection with the IPO, consisting of (i) the net exercise of all outstanding warrants held by Archer, Robertson QES and affiliates of Geveran for common units of QES LP; (ii) the Company’s acquisition of all of the outstanding equity of QES Holdco LLC and QES LP, establishing the Company as the holding company for QES Holdco LLC, QES LP and the subsidiaries of QES LP; (iii) the Company’s issuance of shares of our common stock to the existing investors of QES LP in exchange for their respective direct or indirect common units in QES LP, including shares issued pursuant to the net exercise of their warrants (as described below), and their direct or indirect membership interests in QES Holdco LLC; and (iv) the conversion of approximately $33.6 million of outstanding indebtedness under our prior term loan into shares of our common stock at the initial public offering price (the “Term Loan Conversion”). The foregoing transactions were undertaken in reliance on an exemption from the registration requirements of the Securities Act, pursuant to Section 4(a)(2) thereof. For additional detail on the ownership of Robertson QES, please see “Share Ownership Information”.
Registration Rights Agreement
In connection with our IPO, we entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of the Principal Stockholders, pursuant to which we agreed to register the sales of shares of our common stock held by such stockholders under certain circumstances. The Company filed a selling stockholder shelf registration statement on Form S-1 with the SEC on December 21, 2018 and was made effective on December 26, 2018. A copy of the shelf registration statement and subsequently filed prospectus may be obtained from the SEC’s website at www.sec.gov under “Quintana Energy Services.”
Demand Rights. Subject to the limitations set forth below, each of the Principal Stockholders has the right to request the registration under the Securities Act of 1933 (the “Securities Act”) of all or any portion of their common stock.

Piggyback Rights. Subject to certain exceptions, if at any time we propose to register an offering of common stock or conduct an underwritten offering, whether or not for our own account, then we must notify in writing the Principal Stockholders (or their permitted transferees) of such proposal no later than ten days prior to the initiation of such anticipated filings or commencement of the underwritten offering, as applicable, to allow them to include a specified number of their shares in that registration statement or underwritten offering, as applicable.
Conditions and Limitations; Expenses. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.
Equity Rights Agreement
In connection with our IPO, we entered into the Equity Rights Agreement with certain of the Principal Stockholders. The Equity Rights Agreement provides Quintana with the right to appoint two directors to our Board, provides Archer with the right to appoint two directors to our Board and provides Geveran with the right to appoint one director to our Board. The number of directors to be appointed by each of Quintana, Archer and Geveran will be redetermined immediately upon any disposition of the outstanding shares of our common stock held by Quintana, Archer, Robertson QES or Geveran. The current board representative appointed by Quintana is Corbin J. Robertson, Jr. The current board representatives appointed by Archer are Dag Skindlo and Gunnar Eliassen.
Procedures for Review, Approval and Ratification of Transactions with Related Persons
A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:
•
any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•
any person who is known by us to be the beneficial owner of more than 5.0% of our common stock;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our common stock; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

In connection with the IPO, the Board adopted a written Related Party Transaction Policy. Pursuant to this policy, our Audit Committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our Audit Committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Any member of the Audit Committee who is a Related Person with respect to the transaction will be recused from the review and approval process. If a Related Party Transaction will be ongoing, the Audit Committee may establish guidelines for the Company’s management team to follow in its ongoing dealings with the Related Person. Therefore, the Audit Committee annually reviews and assesses ongoing relationships with the Related Persons to confirm they are in compliance with the Audit Committee’s guidelines and that the Related Party Transaction remains appropriate. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

All of the transactions described above, except for participation in our IPO, have been approved pursuant to the Related Party Transaction Policy. The Audit Committee separately ratified the IPO Purchases, which were entered into prior to the adoption of the Related Party Transaction Policy.
OTHER MATTERS
Other Business That May Occur
As of the date of filing this Proxy Statement, the Board is not aware of any other business or matter (including any other director nominee) to be presented or voted upon at the Annual Meeting. If any other matter is properly presented at the meeting, the proxies solicited by the Board will provide the proxy holders named in the proxy with the authority to vote on those matters in accordance with such persons’ discretion. Where a stockholder has appropriately specified how a proxy is to be voted, it will be voted by the proxy holders in accordance with the specification.
Stockholder Proposals
Any stockholder interested in submitting a proposal for inclusion in our proxy materials and for presentation at the 2021 Annual Meeting of Stockholders who wishes to have such proposal (a “Rule 14a-8 Proposal”) included in the Company’s proxy materials, must submit such Rule 14a-8 Proposal to the Company at its principal executive offices no later than November 27, 2020, or otherwise as permitted by applicable law. The form and substance of these proposals must satisfy the requirements established by the Company’s amended and restated bylaws and the SEC.
In addition to the requirements of Rule 14a-8, and as more specifically provided for in our amended and restated bylaws, any stockholders seeking to recommend a director candidate or who intend to present a stockholder proposal at the 2021 Annual Meeting not intended to be included in the proxy materials must give timely and proper notice to our Corporate Secretary at least 90 days but not more than 120 days prior to the first anniversary date of the 2020 Annual Meeting of Stockholders. In other words, for a stockholder nomination for election to our Board to be considered at the 2020 Annual Meeting of Stockholders, it should be properly submitted to our Corporate Secretary no earlier than January 12, 2021 and no later than February 11, 2021 (provided, however, that in the event that the date of the 2021 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the 2020 Annual Meeting of Stockholders, the notice must be given at least 120 days but not more than 100 days prior to the date of the 2021 Annual Meeting of Stockholders or not later than 10 days following the date on which public announcement of the date of the 2021 Annual Meeting is made). Notice must be tendered in the proper form prescribed by our amended and restated bylaws. Proposals not meeting the requirements set forth in our amended and restated bylaws will not be entertained at the annual meeting.
Any stockholder seeking to recommend a director candidate or any director candidate who wishes to be considered by the Board must provide our Corporate Secretary with the information required by our amended and restated bylaws, which includes: (a) all information relating to such nominee that would be required to be disclosed in a proxy statement for the election of such nominee as a director and such nominee’s written consent to serve as a director if elected and (b) such other information as the Company may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the Company or that the Company believes could be material to a reasonable stockholder’s understanding of the independence (both from management and from the stockholders or, if the proposal is made on behalf of a beneficial owner other than the stockholder of record, from such beneficial owner), or qualifications of such nominee. The Board is not required to consider director candidates received after the applicable date or without the required information. The Board will consider all director candidates who comply with these requirements and will evaluate these candidates using the criteria described above under the caption “Corporate Governance — Director Nominees and Board Membership Criteria.” Director candidates who are then nominated by the Board will be included in the Company’s proxy statement for that annual meeting.
2019 Annual Report
A copy of our 2019 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (including the financial statements and the financial statement schedules, if any, but not including exhibits), will be furnished at no charge to each person to whom a Proxy Statement is delivered upon the written request of such person. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. Requests for electronic or printed copies should be directed to Quintana Energy Services Inc. at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary or by email at IR@quintanaenergyservices.com.
Householding
We may send a single set of Proxy Materials and other stockholder communications to any household at which two or more stockholders reside unless we have received contrary instructions from those stockholders. This process is called “householding.” This reduces duplicate mailings and saves printing and postage costs as well as natural resources. The Proxy Materials and other stockholder communications may be householded based on your prior express or implied consent. If you wish to receive a separate copy of the Proxy Materials for each stockholder sharing your address in the future, please send a written request to Quintana Energy Services Inc. at 1415 Louisiana Street, Suite 2900, Houston, Texas 77002, Attn: Corporate Secretary or by email at IR@quintanaenergyservices.com, and we will promptly deliver to you the requested material. You may also contact us in the same manner if you received multiple copies of the Proxy Materials and would prefer to receive a single copy in the future.

VOTE BY INTERNET
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You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions online.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on May 11, 2020. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D05714-P36332 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

QUINTANA ENERGY SERVICES INC.

The Board of Directors recommends you vote FOR the following:

Nominees:		**For**	**Withhold**
1a.	Christopher J. Baker	☐	☐
1b.	Corbin J. Robertson, Jr.	☐	☐
1c.	Dalton Boutté, Jr.	☐	☐
1d.	Rocky L. Duckworth	☐	☐
1e.	Gunnar Eliassen	☐	☐
1f.	Bobby S. Shackouls	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer and give full title as such.

The Board of Directors recommends you vote FOR proposal 2:		**For**	**Against**	**Abstain**
2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2020.	☐	☐	☐

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

D05715-P36332

QUINTANA ENERGY SERVICES INC.
Annual Meeting of Stockholders
May 12, 2020 9:00 A.M. CDT
Via the Internet at www.virtualshareholdermeeting.com/qes2020
This proxy is solicited by the Board of Directors

The undersigned hereby appoints Christopher J. Baker and Max L. Bouthillette, each with full power to act alone and with full power of substitution and revocation, as proxies for the undersigned and authorizes each of them, to attend the Annual Meeting of Stockholders on Tuesday, May 12, 2020 at 9:00 A.M. CDT at the following website: www.virtualshareholdermeeting.com/qes2020, and at any adjournment or postponement thereof, and to vote the number of shares of common stock of Quintana Energy Services Inc. that the undersigned would be entitled to vote if personally present at the Annual Meeting upon the matters specified herein and to vote in their discretion upon such other matters as may be properly brought before the Annual Meeting, revoking any proxy heretofore given.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

ANNEX R — QES CURRENT REPORT ON FORM 8-K FILED ON APRIL 14, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 13, 2020

QUINTANA ENERGY SERVICES INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38383	82-1221944
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1415 Louisiana Street, Suite 2900
Houston, Texas 77002
(Address of Principal Executive Offices)
(832) 518-4094
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	QES	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☒
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☒

Item 5.02.
Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

The following information is being reported pursuant to Section 5.02(e) of Form 8-K:
On April 13, 2020, Quintana Energy Services Inc. (the “Company”) announced that Christopher J. Baker, the Chief Executive Officer and President of the Company, has elected to temporarily reduce his base salary by twenty percent (20%) until the earlier of December 31, 2020, or his revocation (the “CEO Salary Reduction”).
Item 7.01.
Regulation FD Disclosures

On April 13, 2020, the Company issued a press release announcing certain cost realignment actions in response to current market conditions, including the CEO Salary Reduction. A copy of the press release is furnished as Exhibit 99.1 hereto.
The information in this Item 7.01, including Exhibit 99.1, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section and shall not be deemed to be incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as may be expressly set forth by specific reference in such filing.
Item 9.01.
Financial Statements and Exhibits

(d) Exhibits.
Exhibit No.	Description
99.1*	Press Release, dated April 13, 2020.

*
Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUINTANA ENERGY SERVICES INC.
April 14, 2020	By:	/s/ Christopher J. Baker
	Name:	Christopher J. Baker
	Title:	Chief Executive Officer, President and Director

ANNEX S — QES CURRENT REPORT ON FORM 8-K FILED ON MAY 1, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): April 27, 2020

QUINTANA ENERGY SERVICES INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38383	82-1221944
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1415 Louisiana Street, Suite 2900
Houston, Texas 77002
(Address of Principal Executive Offices)
(832) 518-4094
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	QES	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☒
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☒

Item 3.01
Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On April 27, 2020, Quintana Energy Services Inc. (the “Company”) was notified by the New York Stock Exchange (the “NYSE”) that the average closing price of the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”), had fallen below $1.00 per share over a period of 30 consecutive trading days, which is the minimum average closing price required to maintain continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual.
Under the NYSE’s rules, the Company has a period of six months following the receipt of the notice to regain compliance with the minimum share price requirement. However, due to unprecedented market-wide declines as a result of the spread of COVID-19, on April 21, 2020, the U.S. Securities and Exchange Commission (the “SEC”) approved the NYSE proposal to toll the cure period for the minimum share price requirement through June 30, 2020. Consequently, the Company has a period of six months, beginning on July 1, 2020, to regain compliance with the minimum share price requirement. To regain compliance, on the last trading day in any calendar month during the cure period, the Common Stock must have (i) a closing price of at least $1.00 per share and (ii) an average closing price of at least $1.00 per share over the 30 trading day period ending on the last trading day of such month.
The Company intends to consider all available options to cure the deficiency and regain compliance.
The notice has no immediate impact on the listing of the Common Stock, which will continue to be listed and traded on the NYSE during this period, subject to the Company’s compliance with the other listing requirements of the NYSE. The Common Stock will continue to trade under the symbol “QES”, but will have an added designation of “.BC” to indicate that the Company currently is not in compliance with the NYSE’s continued listing requirements. If the Company is unable to regain compliance, the NYSE will initiate procedures to suspend and delist the Common Stock.
The notice does not affect the Company’s ongoing business operations or its reporting requirements with the SEC.
If the Common Stock ultimately were to be delisted for any reason, it could negatively impact the Company by (i) reducing the liquidity and market price of the Company’s Common Stock; (ii) reducing the number of investors willing to hold or acquire the Common Stock, which could negatively impact the Company’s ability to raise equity financing; (iii) limiting the Company’s ability to use a registration statement to offer and sell freely tradable securities, thereby preventing the Company from accessing the public capital markets; and (iv) impairing the Company’s ability to provide equity incentives to its employees.
Item 7.01
Regulation FD Disclosure.

On May 1, 2020, the Company issued a press release with respect to the receipt of the notice of noncompliance from the NYSE. A copy of the press release is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.
The information in this Item 7.01 (including the exhibit) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act.
Item 9.01
Financial Statements and Exhibits.

(d) Exhibits.
Exhibit No.	Description
99.1*	Press Release, dated May 1, 2020, title “QES Energy Services Inc. Receives Notice from NYSE Regarding Continued Listing Requirements.”

*
Furnished herewith.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUINTANA ENERGY SERVICES INC.
May 1, 2020	By:	/s/ Christopher J. Baker
	Name:	Christopher J. Baker
	Title:	Chief Executive Officer, President and Director

ANNEX T — QES CURRENT REPORT ON FORM 8-K FILED ON MAY 4, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 4, 2020 (May 3, 2020)

QUINTANA ENERGY SERVICES INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38383	82-1221944
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1415 Louisiana Street, Suite 2900
Houston, Texas 77002
(Address of Principal Executive Offices)
(832) 518-4094
(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions
☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	QES	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☒
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☒

Item 1.01
Entry into a Material Definitive Agreement

Item 8.01
Other Events

On May 3, 2020, Quintana Energy Services Inc., a Delaware corporation (“QES”), KLX Energy Services Holdings, Inc., a Delaware corporation (“KLXE”), Krypton Intermediate LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of KLXE (“Acquiror”), and Krypton Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of KLXE (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the companies will combine in an all-stock merger transaction. Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into QES (the “Merger”), with QES continuing as the surviving corporation and becoming an indirect wholly owned subsidiary of KLXE.
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of QES common stock, par value $0.01 per share (the “QES Common Stock”), will automatically be converted into the right to receive 0.4844 shares of KLXE common stock (the “Exchange Ratio”), par value $0.01 per share (the “KLXE Common Stock”). Holders of QES Common Stock will receive cash in lieu of any fractional shares. Upon closing of the Merger, KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41% of the combined company.
Following the closing of the Merger, the KLXE Common Stock will continue to be listed on the Nasdaq Global Select Market. At the Effective Time, QES restricted stock units held by employees will automatically be converted into corresponding restricted stock units with respect to shares of KLXE Common Stock (the “Converted Awards”) based on the Exchange Ratio, with performance criteria deemed satisfied based on achievement levels set forth in the Merger Agreement. Following the closing, the Converted Awards will otherwise continue to be governed by the same terms and conditions as applicable to such awards prior to the Effective Time, including with respect to service-based vesting. QES phantom units and non-employee director restricted stock units will vest at the Effective Time in accordance with the terms of the underlying award agreements and will be cancelled in exchange for shares of KLXE Common Stock based on the Exchange Ratio.
The Merger Agreement provides, among other things, that effective as of the Effective Time, the board of directors of the combined company will be comprised of nine directors, consisting of (a) five directors to be designated by KLXE and (b) four directors to be designated by QES. At the Effective Time, (i) Christopher J. Baker, the current President and Chief Executive Officer of QES, will serve as President and Chief Executive Officer of the combined company, (ii) Keefer M. Lehner, the current Executive Vice President and Chief Financial Officer of QES, will serve as Executive Vice President and Chief Financial Officer of the combined company, (iii) John T. Collins, the current Chairman of the board of directors of KLXE, will serve as Non-Executive Chairman of the board of directors of the combined company, (iv) Thomas P. McCaffrey, the current President and Chief Executive Officer of KLXE, will serve as a director of the combined company and (v) Amin J. Khoury, a current director on the board of directors of KLXE, will resign from the board of directors of KLXE. The Merger Agreement provides that the combined company will have, in addition to other committees, an integration committee charged with overseeing the integration of the combined company following the Effective Time (the “Integration Committee”). The Integration Committee will consist of Thomas P. McCaffrey as chair, one additional director designated by KLXE and two directors designated by QES.
The Merger Agreement provides that, as of the Effective Time, the combined company will have its corporate headquarters in Houston, Texas.
The Merger Agreement was unanimously approved by the board of directors of each of QES and KLXE and the board of directors of QES has agreed to recommend that QES’s stockholders adopt the Merger Agreement. In addition, the board of directors of KLXE has agreed to recommend that KLXE’s stockholders approve the issuance of shares of KLXE Common Stock in the Merger.

The Merger is intended to be treated for United States federal income tax purposes (a) with respect to the holders of shares of QES Common Stock, as a taxable sale of such shares to Acquiror and (b) with respect to KLXE, as a purchase of the shares of QES Common Stock from the holders of such shares by Acquiror. KLXE may at its election make an election described in section 338(g) of the Internal Revenue Code of 1986 with respect to the Merger.
The parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants regarding (i) the conduct of their respective businesses during the period between signing and closing, (ii) obligations to convene and hold meetings of their respective stockholders to obtain the required stockholder approvals and (iii) obligations to cooperate with each other to prepare and file a registration statement on Form S-4 and joint proxy statement with the SEC.
Neither QES nor KLXE is permitted to solicit, initiate or knowingly encourage or facilitate any alternative transaction proposals from third parties, furnish any non-public information to third parties, engage in discussions or negotiations with third parties regarding any alternative transaction proposals, approve, endorse or recommend any alternative transaction proposals or enter into any agreement providing for any alternative transaction proposals. Notwithstanding these limitations, prior to a party obtaining the required stockholder approval, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith is or is reasonably expected to result in a superior proposal. Each party’s board of directors may change its recommendation to its stockholders in response to (i) a superior proposal (in which event, such party’s board of directors may upon payment of a termination fee and expense reimbursement also terminate the Merger Agreement) or (ii) an intervening event (in which event, the other party’s board of directors may terminate the Merger Agreement following such change in recommendation), in each case, if the respective board of directors determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the exercise of the directors’ fiduciary duties under applicable law.
The Merger Agreement also provides that KLXE will, prior to or concurrently with the closing of the Merger, repay in full all existing debt of QES under that certain Loan, Security and Guaranty Agreement, dated as of February 13, 2018, by and among QES, Quintana Energy Services LP, Bank of America, N.A., as agent, and the other parties thereto.
The consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by QES stockholders and approval of the issuance of KLXE Common Stock in connection with the Merger (the “Stock Issuance”) by KLXE’s stockholders, (ii) the absence of certain legal impediments, (iii) the approval for listing of KLXE Common Stock issuable in the Merger on Nasdaq and (iv) the effectiveness of the registration statement on Form S-4, pursuant to which the shares of KLXE Common Stock issuable in the Merger will be registered with the Securities and Exchange Commission (the “SEC”).
The Merger Agreement contains certain termination rights for both QES and KLXE. Upon termination of the Merger Agreement in certain specified circumstances, including in connection with a superior proposal or certain intervening events, KLXE or QES may be required to pay a termination fee of $3 million to the other party and reimburse the other party for its expenses of up to $1.5 million. If the Merger Agreement is terminated by QES or KLXE due to the failure of either party’s stockholders to approve the Merger under certain circumstances, then the party who failed to obtain such stockholder approval may be required to reimburse the other party for up to $1.5 million of expenses, but such party will not be required to pay a termination fee.
The foregoing description of the Merger Agreement and the transactions contemplated by the Merger Agreement does not purport to be a complete description thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and incorporated herein by reference.
The Merger Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about QES, KLXE or their respective subsidiaries and affiliates. The Merger Agreement contains representations, warranties and covenants by each of the parties to the Merger Agreement. These representations, warranties and covenants were made solely for the benefit of the other parties to the Merger Agreement and (a) are not intended to be treated as categorical statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate, (b) may have been qualified in the Merger Agreement by confidential disclosure schedules that were delivered to the other party in connection with the signing of the Merger Agreement, which disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement, (c) may be subject to standards of materiality applicable to the parties that differ from what might be viewed as material to stockholders and (d) were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement. Accordingly, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of QES or KLXE.
Support Agreements
In connection with the execution of the Merger Agreement, QES entered into a Support Agreement, dated May 3, 2020, with Amin J. Khoury (the “QES Support Agreement”), pursuant to which Mr. Khoury has agreed, subject to the terms and conditions set forth therein, to vote his shares of KLXE Common Stock (which represent approximately 4.7% of the outstanding shares of KLXE Common Stock) in favor of the Stock Issuance and against, among other things, an alternative acquisition proposal. In addition, Mr. Khoury has agreed not to knowingly solicit alternative acquisition proposals or enter into discussions or negotiations with respect thereto. Mr. Khoury has granted an irrevocable proxy in favor of designated officers of QES to vote his shares of KLXE Common Stock as set forth above. The QES Support Agreement will terminate on the earliest to occur of (i) termination of the Merger Agreement, (ii) the Effective Date, (iii) the making of any modification, waiver or amendment to the Merger Agreement effected without Mr. Khoury’s consent that increases the amount or changes the form of consideration to be paid by KLXE pursuant to the terms of the Merger Agreement as in effect on the date of the QES Support Agreement, (iv) the mutual written consent of QES and Mr. Khoury, (v) the Outside Date (as defined in the Merger Agreement) and (vi) a change of recommendation by the board of directors of KLXE in connection with an intervening event.
In connection with the execution of the Merger Agreement, KLXE entered into a Support Agreement, dated May 3, 2020, with Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson Quintana Investment LLC, Quintana Energy Partners — Quintana Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (collectively, the “Designated Stockholders”) (the “KLXE Support Agreement”), pursuant to which the Designated Stockholders have agreed, subject to the terms and conditions set forth therein, to vote all of their shares of QES Common Stock (which represent approximately 76% of the outstanding shares of QES Common Stock) in favor of the adoption of the Merger Agreement and against, among other things, an alternative acquisition proposal. In addition, the Designated Stockholders have agreed not to knowingly solicit alternative acquisition proposals or enter into discussions or negotiations with respect thereto. The Designated Stockholders have granted an irrevocable proxy in favor of designated officers of KLXE to vote their shares of QES Common Stock as set forth above. The KLXE Support Agreement will terminate on the earliest to occur of (i) termination of the Merger Agreement, (ii) the Effective Time, (iii) the making of any modification, waiver or amendment to the Merger Agreement effected without the Designated Stockholders’ consent that decreases the amount or changes the form of consideration to be paid by KLXE pursuant to the terms of the Merger Agreement as in effect on the date of the KLXE Support Agreement, (iv) the mutual written consent of KLXE and the Designated Stockholders, (v) the Outside Date (as defined in the Merger Agreement) and (vi) a change of recommendation by the board of directors of QES in connection with an intervening event.
The foregoing descriptions of the QES Support Agreement and the KLXE Support Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the QES Support Agreement and the KLXE Support Agreement, as applicable, which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and are incorporated herein by reference.

Registration Rights Agreement
In connection with the execution of the Merger Agreement, the Designated Stockholders entered into a Registration Rights Agreement, dated as of May 3, 2020, with KLXE (the “Registration Rights Agreement”), relating to the shares of KLXE Common Stock to be issued as the Merger consideration to such holders under the Merger Agreement, which agreement shall be effective as of the Effective Time. Pursuant to the Registration Rights Agreement, the Designated Stockholders shall have certain shelf, demand registration and piggyback rights upon the terms and subject to the conditions set forth therein.
The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Registration Rights Agreement, which is attached hereto as Exhibit 10.3 and is incorporated herein by reference.
Other Events
On May 3, 2020, QES and KLXE issued a joint press release announcing the entry into the Merger Agreement. A copy of the press release is filed herewith as Exhibit 99.1 in compliance with Rule 14a-12 under the Securities Exchange Act, as amended (the “Exchange Act”), and is incorporated herein by reference.
Also on May 3, 2020, QES and KLXE made available on their respective websites a slide show presentation regarding the Merger in connection with a joint call held with investors. A copy of the presentation is filed herewith as Exhibit 99.2 in compliance with Rule 14a-12 under the Exchange Act and is incorporated herein by reference.
Item 5.02
Compensatory Arrangements of Certain Officers

Each of our named executive officers entered into new executive employment agreements with KLXE in connection with the execution of the Merger Agreement, which are contingent upon, and will be effective as of, the Effective Time. The new executive employment agreements contain substantially similar terms as our named executive officers’ current employment agreements with QES.
Forward Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology. Such forward-looking statements, including those regarding the timing and consummation of the transactions described herein, involve risks and uncertainties. KLXE’s and QES’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the stockholders of KLXE or QES for the transaction are not obtained; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of KLXE or QES; (5) the ability of KLXE and QES to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (10) legislative, regulatory and economic developments. Other factors that might cause such a difference include those discussed in KLXE’s and QES’s filings with the SEC, which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the joint proxy statement/prospectus on Form S-4 to be filed in connection with the proposed transactions. For more information, see the section entitled “Risk Factors” and the forward looking statements disclosure contained in KLXE’s and QES’s Annual Reports on Form

10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, KLXE and QES undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
In connection with the proposed transaction, KLXE intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of KLXE and QES that also constitutes a prospectus of KLXE. Each of KLXE and QES also plan to file other relevant documents with the SEC regarding the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Any definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of KLXE and QES. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these documents (if and when available), and other documents containing important information about KLXE and QES, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by KLXE will be available free of charge on KLXE’s website at http://www.klxenergy.com or by contacting KLXE’s Investor Relations Department by email at Tom.McCaffrey@klxenergy.com or by phone at 561-791-5403. Copies of the documents filed with the SEC by QES will be available free of charge on QES’s website at www.quintanaenergyservices.com or by contacting QES’s Investor Relations Department by email at IR@qesinc.com or by phone at 832-594-4004.
Participants In The Merger Solicitation
KLXE, QES and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of QES is set forth in its proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on March 27, 2020, and QES’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 6, 2020. Information about the directors and executive officers of KLXE is set forth in KLXE’s proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on May 30, 2019, and KLXE’s Annual Report on Form 10-K for the fiscal year ended January 31, 2020, which was filed with the SEC on March 24, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from KLXE or QES using the sources indicated above.
No Offer or Solicitation
This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain facts to be ascertained, the public offer will not be made, directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Item 9.01. Financial Statements and Exhibits
(d) Exhibits.
Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Quintana Energy Services Inc., Krypton Intermediate LLC and Krypton Merger Sub Inc.
10.1	Support Agreement, dated as of May 3, 2020, by and among Amin J. Khoury and Quintana Energy Services Inc.
10.2	Support Agreement, dated as of May 3, 2020, by and among the Designated Stockholders and KLX Energy Services Holdings, Inc.
10.3	Registration Rights Agreement, dated as of May 3, 2020, by and among the Designated Stockholders and KLX Energy Services Holdings, Inc.
99.1	Press Release, dated May 3, 2020
99.2	Investor Presentation, dated May 3, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUINTANA ENERGY SERVICES INC.
May 4, 2020	By:	/s/ Christopher J. Baker
	Name:	Christopher J. Baker
	Title:	Chief Executive Officer, President and Director

ANNEX U — QES CURRENT REPORT ON FORM 8-K FILED ON MAY 12, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 12, 2020

QUINTANA ENERGY SERVICES INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38383	82-1221944
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1415 Louisiana Street, Suite 2900
Houston, Texas, 77002
(Address of Principal Executive Offices)
(832) 518-4094
(Registrant’s Telephone Number, Including Area Code)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions
☐
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common stock, par value $0.01 per share	QES	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
☒
Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☒

Item 5.07.
Submission of Matters to a Vote of Security Holders.

At the 2020 Annual Meeting of Stockholders (the “Annual Meeting”) of Quintana Energy Services Inc. (the “Company”) held on May 12, 2020, the Company’s stockholders were asked to consider and vote upon the following two proposals: (1) the election of seven directors, each for a term to expire at the 2021 Annual Meeting of Stockholders and until their successors are duly elected and qualified and (2) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The following are the final voting results for the proposals considered and voted upon at the Annual Meeting, each of which is more fully described in the Company’s definitive proxy statement for the Annual Meeting filed with the U.S. Securities and Exchange Commission on March 27, 2020:
1.
The seven directors that were up for election at the Annual Meeting were each elected for a term to expire at the 2021 Annual Meeting of Stockholders and until their successors are duly elected and qualified. Votes regarding the election of these directors were as follows:

NOMINEE	FOR	WITHHOLD	BROKER NON-VOTES
Christopher J. Baker	20,552,170	826,629	7,304,068
Corbin J. Robertson, Jr.	20,510,739	868,060	7,304,068
Dalton Boutté, Jr.	20,801,738	577,061	7,304,068
Rocky L. Duckworth	20,758,428	620,371	7,304,068
Gunnar Eliassen	20,530,065	848,734	7,304,068
Bobby S. Shackouls	20,787,348	591,451	7,304,068
Dag Skindlo	20,511,624	867,175	7,304,068

2.
PricewaterhouseCoopers LLP was ratified as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2020. The voting results were as follows:

FOR	AGAINST	ABSTAIN
28,423,605	247,396	11,866
No other matters were submitted for stockholder action at the Annual Meeting.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUINTANA ENERGY SERVICES INC.
May 12, 2020	By:	/s/ Max L. Bouthillette
Max L. Bouthillette
Executive Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

ANNEX V — QES QUARTERLY REPORT ON FORM 10-Q FOR THE THREE MONTHS ENDED MARCH 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)
☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2020
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from         to
Commission File Number: 001-38383

Quintana Energy Services Inc.
(Exact name of registrant as specified in its charter)

Delaware	82-1221944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1415 Louisiana Street, Suite 2900
Houston, TX 77002
(832) 518-4094
(Address, including zip code, and telephone number, including area code, of principal executive offices of registrant)
Securities registered pursuant to 12(b) of the Securities Exchange Act of 1934:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	QES	New York Stock Exchange
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒
Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act).  Yes ☐ No ☒
The number of shares of the registrant’s common stock, par value $0.01 per share, outstanding at May 1, 2020, was 33,759,797.

QUINTANA ENERGY SERVICES INC.
FORM 10-Q

PART I
Item 1.   Financial Statements
Quintana Energy Services Inc.
Condensed Consolidated Balance Sheets
(in thousands of U.S. dollars, except per share and share amounts)
	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$23,180	$14,730
Accounts receivable, net of allowance of $4,146 and $4,057	58,980	66,309
Unbilled receivables	4,960	6,913
Inventories (Note 3)	23,446	21,601
Prepaid expenses and other current assets	7,750	8,410
Total current assets	118,316	117,963
Property, plant and equipment, net	99,229	110,375
Operating lease right-of-use asset	9,650	10,943
Other assets	1,158	1,248
Total assets	$228,353	$240,529
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$38,547	$34,478
Accrued liabilities (Note 4)	23,243	29,521
Current lease liabilities	7,104	7,224
Total current liabilities	68,894	71,223
Long-term debt (Note 5)	32,000	21,000
Long-term operating lease liabilities	7,144	7,970
Long-term finance lease liabilities	7,333	7,961
Deferred tax liability, net	103	112
Other long-term liabilities	—	2
Total liabilities	115,474	108,268
Commitments and contingencies (Note 8)
Shareholders’ equity:
Preferred shares, $0.01 par value, 10,000,000 authorized; none issued and outstanding	—	—
Common shares, $0.01 par value, 150,000,000 authorized; 35,467,609 issued; 33,809,644 outstanding	362	356
Additional paid-in-capital	360,321	357,996
Treasury shares, at cost, 1,657,964 and 1,225,330 common shares	(5,860)	(4,872)
Accumulated deficit	(241,944)	(221,219)
Total shareholders’ equity	112,879	132,261
Total liabilities and shareholders’ equity	$228,353	$240,529
The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services Inc.
Condensed Consolidated Statements of Operations
(in thousands of U.S. dollars and shares, except per share amounts)
(Unaudited)
	Three Months Ended
	March 31, 2020	March 31, 2019
Revenues:	$92,801	$141,665
Costs and expenses:
Direct operating costs	81,490	121,551
General and administrative	12,086	15,710
Depreciation and amortization	9,894	12,440
Gain on disposition of assets	(26)	(23)
Impairment	9,273	—
Operating loss	(19,916)	(8,013)
Non-operating loss expense:
Interest expense	(729)	(671)
Other income	—	—
Loss before income tax	(20,645)	(8,684)
Income tax expense	(80)	(177)
Net loss	(20,725)	(8,861)
Net loss per common share:
Basic	$(0.62)	$(0.26)
Diluted	$(0.62)	$(0.26)
Weighted average common shares outstanding:
Basic	33,563	33,685
Diluted	33,563	33,685
The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services Inc.
Condensed Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, units and shares)
(Unaudited)
	Common Shareholders Number of Shares Outstanding	Common Stock	Additional Paid in Capital	Treasury Stock	Accumulated Deficit	Total Shareholders’ Equity
Balance at December 31, 2018	33,541	$344	$349,080	$(1,821)	$(145,783)	$201,820
Stock based compensation – equity awards	609	3	2,748	—	—	2,751
Net loss	—	—	—	—	(8,861)	(8,861)
Tax withholding on stock vesting	(177)	—	—	(954)	—	(954)
Stock buyback plan activity	(103)	—	—	(486)	—	(486)
Balance at March 31, 2019	33,870	$347	$351,828	$(3,261)	$(154,644)	$194,270
Balance at December 31, 2019	33,333	$356	$357,996	$(4,872)	$(221,219)	$132,261
Stock based compensation – equity awards	909	6	2,325	—	—	2,331
Net loss	—	—	—	—	(20,725)	(20,725)
Tax withholding on stock vesting	(255)	—	—	(573)	—	(573)
Stock buyback plan activity	(177)	—	—	(415)	—	(415)
Balance at March 31, 2020	33,810	$362	$360,321	$(5,860)	$(241,944)	$112,879
The accompanying notes are an integral part of these condensed consolidated financial statements.

Quintana Energy Services Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(Unaudited)
	Three Months Ended
	March 31, 2020	March 31, 2019
Cash flows from operating activities:
Net loss	$(20,725)	$(8,861)
Adjustments to reconcile net loss to net cash
Depreciation and amortization	9,894	12,440
Impairment expense	9,273	—
Gain on disposition of assets	(609)	(3,270)
Non-cash interest expense	88	87
Provision for doubtful accounts	226	257
Deferred income tax expense	(31)	40
Stock-based compensation	2,331	2,751
Changes in operating assets and liabilities:
Accounts receivable	7,102	4,869
Unbilled receivables	1,953	5,338
Inventories	(1,844)	(1,172)
Prepaid expenses and other current assets	1,209	1,867
Other noncurrent assets	—	3
Accounts payable	2,681	(2,078)
Accrued liabilities	(5,875)	(1,518)
Other long-term liabilities	—	(99)
Net cash provided by operating activities	5,673	10,654
Cash flows from investing activities:
Purchases of property, plant and equipment	(6,735)	(12,284)
Advances of deposit on equipment	—	(354)
Proceeds from sale of property, plant and equipment	795	3,754
Net cash used in investing activities	(5,940)	(8,884)
Cash flows from financing activities:
Proceeds from revolving debt	20,000	7,500
Payments on revolving debt	(9,000)	—
Payments on finance leases	(698)	(122)
Payments on financed payables	(597)	(617)
Payments for treasury shares	(988)	(1,445)
Net cash provided by financing activities	8,717	5,316
Net increase in cash and cash equivalents	8,450	7,086
Cash and cash equivalents beginning of period	14,730	13,804
Cash and cash equivalents end of period	$23,180	$20,890
Supplemental cash flow information
Cash paid for interest	$624	$548
Income taxes paid	—	6
Supplemental non-cash investing and financing activities
Fixed asset purchases in accounts payable and accrued liabilities	832	1,096
Financed payables	549	392
Non-cash finance lease additions	106	720
The accompanying notes are an integral part of these condensed consolidated financial statements.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1 — Organization and Nature of Operations, Basis of Presentation and Significant Accounting Policies
Quintana Energy Services Inc. (either individually or together with its subsidiaries, as the context requires, the “Company,” “QES,” “we,” “us,” and “our”) is a Delaware corporation that was incorporated on April 13, 2017. Our accounting predecessor, Quintana Energy Services LP (“QES LP” and “Predecessor”), was formed as a Delaware partnership on November 3, 2014. In connection with our initial public offering (the “IPO”) which closed on February 13, 2018, the existing investors in QES LP and QES Holdco LLC contributed all of their direct and indirect equity interests to QES in exchange for shares of common stock in QES, and we became the holding company for the reorganized QES LP and its subsidiaries.
We are a diversified oilfield services provider of leading onshore oil and natural gas exploration and production (“E&P”) companies operating in both conventional and unconventional plays in all of the active major basins throughout the United States. The Company operates through four reporting segments, including Directional Drilling, Pressure Pumping, Pressure Control and Wireline.
Basis of Presentation and Principles of Consolidation
The accompanying interim unaudited condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These interim unaudited condensed consolidated financial accounts include all QES accounts and all of our subsidiaries where we exercise control. All inter-company transactions and account balances have been eliminated upon consolidation.
The accompanying interim unaudited condensed consolidated financial statements have not been audited by the Company’s independent registered public accounting firm, except that the Consolidated Balance Sheet at December 31, 2019, is derived from previously audited consolidated financial statements. In the opinion of management, all material adjustments, consisting of normal recurring adjustments, necessary for fair statement have been included.
These interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. Therefore, these interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (“2019 Annual Report”) filed with the SEC on March 6, 2020. The operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year.
There have been no material changes to the Company’s critical accounting policies or estimates from those disclosed in the 2019 Annual Report.
Accounting Pronouncements
Accounting Standard Adopted
In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU is intended to simplify aspects of stock-based compensation issued to non-employees by making the guidance consistent with the accounting for employee stock-based compensation. The Company adopted ASU No. 2018-07 effective January 1, 2020 and the adoption did not have a material impact to the condensed consolidated financial statements.
Accounting Standard Update Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“Topic 326”). This ASU is intended to update the

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
measurement of credit losses on financial instruments. This update improves financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope by using the Current Expected Credit Losses model (“CECL”). This guidance is effective for interim and annual periods beginning after December 15, 2022, with early adoption permitted. The new accounting standard introduces the CECL methodology for estimating allowances for credit losses. QES is an oil field service company and as of the three months ended March 31, 2020 had a third-party accounts receivable balance, net of allowance for doubtful accounts, of $59.0 million.
Topic 326 will not have a material impact on our consolidated balance sheets or our consolidated income statements.
In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU is intended to simplify aspects of income tax approach for intraperiod tax allocations when there is a loss from continuing operations and income or a gain from other items, and to provide a general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. Topic 740 will also provide guidance to simplify how an entity recognizes a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, evaluations of when step ups in the tax basis of goodwill should be considered part of the business combination. Companies should also reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The guidance is effective for the Company for the fiscal year beginning January 1, 2021.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting and, particularly, the risk of cessation of the London Interbank Offered Rate (LIBOR). The amendments in this ASU are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments in this ASU are effective for all entities, if elected, through December 31, 2022. While the exact impact of this standard is not known, the guidance is not expected to have a material impact on the Company’s condensed consolidated financial statements.
NOTE 2 — Impairment
The following table presents impairment charges by asset group and related segment that were recorded for the three months ended March 31, 2020 in the interim condensed consolidated Statements of Operations (in thousands of U.S. dollars):
	Pressure Pumping	Pressure Control	Wireline	Three Months Ended March 31, 2020
Property, plant and equipment	$2,191	$4,182	$1,297	$7,670
Operating lease right of use assets	47	206	286	539
Finance lease right of use assets	311	727	26	1,064
Total impairment	$2,549	$5,115	$1,609	$9,273
We evaluate our long-lived assets for impairment whenever there are changes in facts or circumstances which suggest that the carrying value of the asset is not recoverable. During the latter part of the first quarter of 2020, we experienced significant reduced demand for our services coupled with a significant decline in West Texas Intermediate (“WTI”) commodity pricing. As a result, we conducted a review of all of our asset groups in our segments in consideration of the completion of our first quarter 2020 forecast which provided additional insights into expectations of lower growth and margins. As a result of our review, for the Pressure

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Pumping, Pressure Control, and Wireline segments asset groups, we determined that the sum of the estimated undiscounted future cash flows of these asset groups were below their respective carrying amounts and thus were not recoverable.
As a result, we performed an impairment assessment for these asset groups as of March 31, 2020 using the market and income approaches to determine fair value. Our estimated fair values of our asset groups incorporate judgment and the use of estimates by management. We primarily calculate fair value in these impairment tests using discounted cash flow models, which require the use of significant unobservable inputs, representative of a Level 3 fair value measurement. Our cash flow models involve assumptions based on discount rates, utilization of equipment, revenues, direct costs, general and administrative costs, depreciation, applicable income taxes, capital expenditures and working capital requirements. Our fair value estimates of these asset groups are sensitive to varying dayrates, utilization and costs. While we believe these assumptions with respect to future dayrates, utilization, and cost are reasonable, actual future prices for services and activity levels may vary significantly from the ones that were assumed. A significantly prolonged period of lower oil and natural gas prices, other than those assumed in developing our forecasts could adversely affect the demand for and prices of our services, which could in turn result in future asset impairment charges for these asset groups due to the potential impact on our estimate of our future operating results.
During the three months ended March 31, 2019 there were no triggers or impairment expense.
NOTE 3 — Inventories
Inventories consisted of the following (in thousands of U.S. dollars):
	March 31, 2020	December 31, 2019
Inventories:
Consumables and materials	$4,696	$4,968
Spare parts	18,750	16,633
Total Inventories	$23,446	$21,601
NOTE 4 — Accrued Liabilities
Accrued liabilities consist of the following (in thousands of U.S. dollars):
	March 31, 2020	December 31, 2019
Current accrued liabilities:
Accrued payables	$9,001	$7,985
Payroll and payroll taxes	5,746	7,665
Bonus	403	3,147
Workers compensation insurance premiums	1,291	1,328
Sales tax	673	1,813
Ad valorem tax	741	648
Health insurance claims	1,029	1,010
Other accrued liabilities	4,359	5,925
Total accrued liabilities	$23,243	$29,521
NOTE 5 — Long-Term Debt
ABL Facility
In connection with the closing of the IPO on February 13, 2018, we entered into a new five-year asset-based revolving credit agreement (the “ABL Facility”) with each lender party thereto and Bank of America,

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
N.A. as administrative agent and collateral agent. The ABL Facility provides for a $100.0 million revolving credit facility subject to a borrowing base. Upon closing of the ABL Facility, the borrowing capacity was $77.6 million and $13.0 million was immediately drawn. As of March 31, 2020 our borrowing capacity was $56.1 million. The loan interest rate on the $32.0 million borrowings outstanding at March 31, 2020 was 3.5%. The ABL Facility’s outstanding balance is recorded as long-term debt and the fair value of the ABL Facility, approximates its carrying value.
At March 31, 2020, we had $23.2 million of cash and cash equivalents and $21.2 million availability on the ABL Facility, which resulted in a total liquidity position of $44.4 million.
The ABL Facility contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Certain affirmative covenants, including certain reporting requirements and requirements to establish cash dominion accounts with the administrative agent, are triggered by failing to maintain availability under the ABL Facility at or above specified thresholds or by the existence of an event of default under the ABL Facility. The ABL Facility provides for some exemptions to its negative covenants allowing the Company to make certain restricted payments and investments; subject to maintaining availability under the ABL Facility at or above a specified threshold and the absence of a default.
The ABL Facility contains a minimum fixed charge coverage ratio of 1.0 to 1.0 that is triggered when availability under the ABL Facility falls below a specified threshold and is tested until availability exceeds a separate specified threshold for 30 consecutive days.
The ABL Facility contains events of default customary for facilities of this nature, including, but not limited, to: (i) events of default resulting from the Company’s failure or the failure of any credit other party to comply with covenants (including the above-referenced financial covenant during periods in which the financial covenant is tested); (ii) the occurrence of a change of control; (iii) the institution of insolvency or similar proceedings against QES or any other credit party; and (iv) the occurrence of a default under any other material indebtedness that any credit party may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the ABL Facility, the lenders will be able to declare any outstanding principal balance of our ABL Facility, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies, including remedies against the collateral, as more particularly specified in the ABL Facility. As of March 31, 2020, the Company was in compliance with all debt covenants.
QES uses standby letters of credit, arranged through our ABL facility, to facilitate commercial transactions with third parties and to secure our performance to certain vendors. Under these arrangements, QES has payment obligations to the issuing bank that are triggered by a draw by certain third parties in the event QES fails to perform according to the terms of its underlying contract.
As of March 31, 2020, QES had issued a letter of credit for $2.8 million. The unused amount under the letter of credit was $2.8 million. To the extent liabilities are incurred as a result of the activities covered by the letter of credit, such liabilities are included on the accompanying consolidated balance sheets.
NOTE 6 — Income Taxes
As the Company does not operate internationally, income from continuing operations is sourced exclusively from the United States.
Income tax expense during interim periods is based on our estimated annual effective income tax rate plus any items, which are recorded in the period in which they occur. Items include, among others, such events as changes in estimates due to the finalization of tax returns, tax audit settlements, expiration of statutes of limitation, and increases or decreases in valuation allowances on deferred tax assets. Our effective tax rate was (0.4)% and (2.0)% for the three months ended March 31, 2020 and 2019, respectively. The

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
increase in the effective tax rate for the period ended March 31, 2020 as compared to the same period in 2019 was primarily due to changes in state apportionment.
Tax positions are evaluated for recognition using a more-likely-than-not threshold, and those tax positions requiring recognition are measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. The Company’s policy is to record interest and penalties relating to uncertain tax positions in income tax expense. At March 31, 2020, the Company did not have any accrued liability for uncertain tax positions and does not anticipate recognition of any significant liabilities for uncertain tax positions during the next 12 months.
The federal and state statutes of limitations have expired for all tax years prior to 2016 and we are not currently under audit by the IRS or any state jurisdiction.
In response to the COVID-19 pandemic, many governments have enacted or are contemplating measures to provide aid and economic stimulus. These measures may include deferring the due dates of tax payments or other changes to their income and non-income-based tax laws. The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020 in the United States, includes measures to assist companies, including temporary changes to income and non-income-based tax laws. For the three months ended March 31, 2020, there were no material tax impacts to our condensed consolidated financial statements as it relates to COVID-19 measures. During the first quarter of 2020, the Company elected to defer the employer portion of social security tax incurred from the date of the enactment of the CARES Act until the end of 2020. We continue to monitor additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service and others.
NOTE 7 — Related Party Transactions
The Company utilizes some Quintana Capital Group, L.P. affiliate employees for certain accounting and risk management functions and incurs some tool rental and maintenance charges from Archer Well Company Inc. These amounts are reimbursed by the Company on a monthly basis.
At March 31, 2020 and 2019 QES had the following transactions with related parties (in thousands of U.S. dollars):
	March 31, 2020	December 31, 2019
Accounts payable to affiliates of Quintana Capital Group, L.P.	$133	$23
Accounts payable to affiliates of Archer Well Company Inc.	$22	$21
	Three Months Ended March 31,
	2020	2019
Operating expenses from affiliates of Quintana Capital Group, L.P.	$158	$172
Operating expenses from affiliates of Archer Well Company Inc.	$1	$4
NOTE 8 — Commitments and Contingencies
Environmental Regulations & Liabilities
The Company is subject to various federal, state and local environmental laws and regulations that establish standards and requirements for the protection of the environment. The Company continues to monitor the status of these laws and regulations. However, the Company cannot predict the future impact of such standards and requirements on its business, which are subject to change and can have retroactive effectiveness.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Currently, the Company has not been fined, cited or notified of any environmental violations or liabilities that would have a material adverse effect upon its interim unaudited condensed consolidated financial statement position, results of operations, liquidity or capital resources. However, management does recognize that by the very nature of its business, material costs could be incurred in the future to maintain compliance. The amount of such future expenditures is not determinable due to several factors, including the unknown magnitude of possible regulation or liabilities, the unknown timing and extent of the corrective actions which may be required, the determination of the Company’s liability in proportion to other responsible parties and the extent to which such expenditures are recoverable from insurance or indemnification.
Litigation
The Company is a defendant or otherwise involved in a number of lawsuits in the ordinary course of business. Estimates of the range of liability related to pending litigation are made when the Company believes the amount and range of loss can be estimated and records its best estimate of a loss when the loss is considered probable. When a liability is probable, and there is a range of estimated loss with no best estimate in the range, the minimum estimated liability related to the lawsuits or claims is recorded. As additional information becomes available, the potential liability related to pending litigation and claims is assessed and the estimate is revised. Due to uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ from estimates. The Company’s ultimate exposure with respect to pending lawsuits and claims is not expected to have a material adverse effect on our financial position, results of operations or cash flows.
Other Commitments and Contingencies
The Company is not aware of any other matter that may have a material effect on its financial position or results of operations.
NOTE 9 — Segment Information
The Company continuously reviews the information to be reviewed by the Company’s Chief Operating Decision Maker (“CODM”) and has determined that QES continues to operate under four reportable segments: Directional Drilling, Pressure Pumping, Pressure Control and Wireline. These segments have been selected based on the operating results that are regularly reviewed by the Company’s CODM to make decisions about resource allocation and segment performance. The Company considers its Chief Executive Officer to be its CODM. The CODM evaluates the performance of our segments based on revenue and income measures, which include Adjusted EBITDA.
Directional Drilling
Our Directional Drilling segment is comprised of directional drilling services, downhole navigational and rental tools businesses and support services, including well planning and site supervision, which assists customers in the drilling and placement of complex directional and horizontal wellbores. This segment utilizes its fleet of in-house positive pulse measurement-while-drilling navigational tools, mud motors and ancillary downhole tools, as well as electromagnetic navigational systems. The demand for these services tends to be influenced primarily by customer drilling-related activity levels. We provide directional drilling and associated services to E&P companies in many of the most active areas of onshore oil and natural gas development in the United States, including the Permian Basin, Eagle Ford Shale, Mid-Continent region, Marcellus/Utica Shale and DJ/Powder River Basin.
Pressure Pumping
Our Pressure Pumping segment provides hydraulic fracturing stimulation services, cementing services and acidizing services. The majority of the revenues generated in this segment are derived from Pressure

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Pumping services focused on hydraulic fracturing, cementing and acidizing services in the Permian Basin, Mid-Continent region and the DJ/Powder River Basin. These pressure pumping and stimulation services are primarily used in the completion, production and maintenance of oil and gas wells. Customers for this segment include large public E&P operators as well as independent oil and gas producers.
Pressure Control
Our Pressure Control segment supplies a wide variety of equipment, services and expertise in support of completion and workover operations throughout the United States. Its capabilities include coiled tubing, snubbing, fluid pumping, nitrogen, well control and other pressure control related services. Our Pressure Control equipment is tailored to the unconventional resources market with the ability to operate under high pressures without having to delay or cease production during completion operations. We provide our pressure control services primarily in the Mid-Continent region (including the SCOOP/STACK), Eagle Ford Shale, Permian Basin, DJ/Powder River Basin, Haynesville Shale and East Texas Basin.
Wireline
Our Wireline segment provides new well wireline conveyed tight-shale reservoir perforating services across many of the major U.S. shale basins and also offers a range of services such as cased-hole investigation and production logging services, conventional wireline, mechanical services and pipe recovery services. These services are offered in both new well completions and for remedial work. The majority of the revenues generated in our Wireline segment are derived from the Permian Basin, Eagle Ford Shale, Mid-Continent region (including the SCOOP/STACK), Haynesville Shale and East Texas Basin as well as in industrial and petrochemical facilities.
Segment Adjusted EBITDA
The Company views Adjusted EBITDA as an important indicator of segment performance. The Company defines Segment Adjusted EBITDA as net income (loss) plus income taxes, net interest expense, depreciation and amortization, impairment charges, net (gain) loss on disposition of assets — excluding (gain) loss of lost in hole assets, stock-based compensation, transaction expenses, rebranding expenses, settlement expenses, restructuring expenses, impairment expenses, severance expenses and equipment stand-up expense. The CODM uses Segment Adjusted EBITDA as the primary measure of segment operating performance.
The following table presents a reconciliation of Segment Adjusted EBITDA to net (loss) income (in thousands of U.S. dollars):
	Three Months Ended March 31,
	2020	2019
Segment Adjusted EBITDA:
Directional Drilling	$5,490	$9,480
Pressure Pumping	959	(3,504)
Pressure Control	(191)	3,241
Wireline	(1,678)	2,064
Corporate and Other	(5,355)	(6,877)
Impairment	(9,273)	—
Income tax expense	(80)	(177)
Interest expense	(729)	(671)
Depreciation and amortization	(9,894)	(12,440)
Gain on disposition of assets	26	23
Net loss	$(20,725)	$(8,861)

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Financial information related to the Company’s total assets position as of March 31, 2020 and December 31, 2019, by segment, is as follows (in thousands of U.S. dollars):
	March 31, 2020	December 31, 2019
Directional Drilling	$93,433	$99,456
Pressure Pumping	42,321	45,875
Pressure Control	54,581	67,685
Wireline	17,854	21,304
Total	$208,189	$234,320
Corporate & Other	20,164	6,209
Total assets	$228,353	$240,529

	Three Months Ended March 31, 2020
	Directional Drilling	Pressure Pumping	Pressure Control	Wireline	Total
Revenues	$50,248	$16,149	$19,041	$7,363	$92,801
Depreciation and amortization	$3,017	$2,822	$3,258	$797	$9,894
Capital expenditures	$4,441	$249	$1,944	$101	$6,735
	Three Months Ended March 31, 2019
	Directional Drilling	Pressure Pumping	Pressure Control	Wireline	Total
Revenues	$61,956	$28,631	$28,775	$22,303	$141,665
Depreciation and amortization	$2,966	$5,478	$2,932	$1,064	$12,440
Capital expenditures	$3,391	$3,289	$5,048	$910	$12,638
NOTE 10 — Stock-Based Compensation
As of March 31, 2020, the Company had three types of stock-based compensation under the Company’s 2018 Long-Term Incentive Plan, (i) restricted stock awards (“RSA”) issued to directors, (ii) restricted stock units (“RSU”) issued to executive officers and other key employees and (iii) performance stock units (“PSU”), which are RSUs with performance requirements, issued to executive officers and other senior management. Stock-based compensation issued prior to the Company’s IPO was subject to a dual vesting requirement, one of which was the time vesting component and the other was the consummation of a specified transaction, which included an initial public offering. As the IPO occurred on February 9, 2018, there was no stock-based compensation expense recognized in periods prior to the IPO. The stock-based compensation awards and units are classified as equity awards as they are settled in shares of QES common stock.
The following table summarizes stock-based compensation costs for the three months ended March 31, 2020 and 2019 (in thousands of U.S. dollars):
	Three Months Ended March 31,
	2020	2019
Restricted stock awards	$175	$166
Restricted stock units	1,809	2,131
Performance stock units	487	454
Stock-based compensation expense	$2,471	$2,751

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
i. Restricted Stock Awards
In January 2020, the Company’s Compensation Committee of the Board of Directors approved the issuance of RSAs to the Company’s non-executive directors. During the first quarter 2020, we granted 230,769 RSAs, which had a grant date fair value of $2.60 per share. The stock awards fully vest in February 2021.
In January 2019, the Company’s Compensation Committee of the Board of Directors approved the issuance of RSAs to the Company’s non-executive directors. During the first quarter 2019, we granted 140,844 RSAs, which had a grant date fair value of $4.26 per share. The stock awards fully vested in February 2020.
In March 2018, the Company’s Compensation Committee of the Board of Directors approved the issuance of RSAs to the Company’s non-executive directors. During the second quarter 2018, we granted 57,145 RSAs, which had a grant date fair value of $8.75 per share. The stock awards fully vested in February 2019.
The Company recognized these RSAs at fair value based on the closing price of the Company’s common stock on the date of grant. The compensation expense associated with these RSAs will be amortized into income on a straight-line basis over the vesting period.
As of March 31, 2020 and 2019, the total unamortized compensation costs related to the non-executive RSAs was $0.5 million and zero, which the Company expects to recognize over the remaining vesting period of 0.9 years.
ii. Restricted Stock Units
During the first quarter 2020, executive officers and key employees were granted a total of 900,597 RSUs, net of forfeitures, under the 2018 Long-Term Incentive Plan. These RSUs vest ratably over a three-year service condition with one-third vesting on each anniversary of the RSU’s grant date provided that the employee remains employed by the Company at the applicable vesting date.
During the first quarter 2019, executive officers and key employees were granted a total of 897,967 RSUs, net of forfeitures, under the 2018 Long-Term Incentive Plan. These RSUs vest ratably over a three-year service condition with one-third vesting on each anniversary of the RSU’s grant date provided that the employee remains employed by the Company at the applicable vesting date.
During the second quarter 2018, executive officers and key employees were granted a total of 476,042 RSUs, net of forfeitures, under the 2018 Long-Term Incentive Plan. These RSUs vest ratably over a three-year service condition with one-third vesting on each anniversary of the Company’s IPO provided that the employee remains employed by the Company at the applicable vesting date.
The Company recognized these RSUs at fair value based on the closing price of the Company’s common stock on the date of grant. The compensation expense associated with these RSUs will be amortized into income on a straight-line basis over the vesting period.
As of March 31, 2020 and 2019, total unamortized compensation cost related to unvested restricted stock units was $9.1 million and $18.3 million, respectively, which the Company expects to recognize over the remaining weighted-average period of 2.08 years.
A summary of the status and changes during the three months ended March 31, 2020 of the Company’s shares of non-vested RSUs is as follows:

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
	Number of Shares (in thousands)	Grant Date FairValue per Share	Weighted Average Remaining Life (in years)
Outstanding at December 31, 2019:	1,589	$11.53	1.60
Granted	901	2.60	2.81
Forfeited	28	—	—
Vested	645	—	—
Outstanding at March 31, 2020:	1,817	$8.30	2.04
iii. Performance Stock Units
During the first quarter 2020, executive officers and senior management were awarded a total of 941,171 PSUs under the 2018 Long-Term Incentive Plan. The 2020 PSUs are equally divided into two parts, each part is subject to both a performance and service requirement. Under current accounting guidance, the first part of 470,585 PSUs which is subject to a relative total stockholder return performance requirement (the “2020 R-TSR PSUs”), to be measured as of December 31, 2019, and a service requirement are accounted for as being granted. The second part of 470,586 PSUs, were awarded but are not yet considered granted, as these PSUs remain subject to the performance of management and the Company during the period between January 1, 2020 and December 31, 2020 as to be determined by the Board’s Compensation Committee. Any PSUs that have not been earned at the end of a performance period will be forfeited. Should the grantee satisfy the service requirement applicable to such earned performance share unit, vesting shall occur in equal installments on the anniversary of the Company’s IPO in 2021, 2022 and 2023.
During the first quarter 2019, executive officers and senior management were awarded a total of 646,966 PSUs under the 2018 Long-Term Incentive Plan. The 2019 PSUs were split equally into two parts, each part representing 323,483 PSUs. The first part of 323,483 PSUs was subject to a relative total stockholder return performance requirement to be measured as of December 31, 2019, and a service requirement (the “2019 R-TSR PSUs”). Under current accounting guidance, the 2019 R-TSR PSUs were accounted for as being granted. The second part of 323,483 PSUs, which were awarded but were not yet considered granted, (the “2019 Discretionary PSUs”) were based on the performance of management and the Company during the period between January 1, 2019 and December 31, 2019 as determined by the Board’s Compensation Committee. In addition to forfeitures from employee terminations during 2019, any PSUs that were not earned at the end of the performance period were forfeited. Allowing for the various forfeitures to date, the remaining earned 2019 PSUs, should the grantee satisfy the applicable service requirement, shall vest in equal installments on the anniversary of the Company’s IPO in 2020, 2021 and 2022.
During the second quarter 2018, executive officers and senior management were granted a total of 425,083 PSUs under the 2018 Long-Term Incentive Plan. The PSUs were subject to both a performance and service requirement. The PSUs required the achievement of a certain performance as measured on December 31, 2018, based on (i) the Company’s performance with respect to relative total stockholder return and (ii) the Company’s performance with respect to absolute total stockholder return. Any PSUs that were not earned at the end of the performance period were forfeited. The remaining earned 2018 PSUs, should the grantee satisfy the applicable service requirement, shall vest in equal installments on the first three anniversaries of the Company’s IPO.
The Company recognized the 2019 R-TSR PSUs deemed granted in 2019 and the 2020 R-TSR PSUs deemed granted in 2020 at their fair values determined using the Monte Carlo simulation model. The compensation expense associated with these PSUs will be amortized on a graded straight line basis over the vesting period.
In January 2020, 184,678 of the 2019 Discretionary PSUs were granted when the Board’s Compensation Committee unanimously approved an achievement of 80.0% of the overall awarded 2019 Discretionary PSUs.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
In addition to the achievement approval, the Compensation Committee approved a motion to cash settle the Discretionary PSUs over a three-year vesting schedule per the grant’s original terms. No equity shares were issued.
These earned 2019 Discretionary PSUs are amortized on a straight line basis over the remaining vesting period, based on the QES stock price on each vesting date, and recorded to stock based compensation expense on the income statement. The 2019 Discretionary PSUs are treated as liability awards since they are settled in cash.
As of March 31, 2020 and 2019, the total unamortized compensation cost related to unvested PSUs was $1.8 million and $2.3 million, respectively. The Company expects to recognize the expense over the remaining weighted-average period of 2.53 years.
A summary of the outstanding PSUs for the three months ended March 31, 2020 is as follows:
	Number of Shares (in thousands)	Grant Date Fair Value per Share	Weighted Average Remaining Life (in years)
Outstanding at December 31, 2019	315	$4.84	1.91
Granted	471	2.96	2.81
Forfeited	2	—	—
Vested	134	—	—
Outstanding at March 31, 2020	650	$3.71	2.45
NOTE 11 — Loss Per Share
Basic loss per share (“EPS”) is based on the weighted average number of common shares outstanding during the period. A reconciliation of the number of shares used for the basic EPS computation is as follows (in thousands, except per share amounts):
	Three Months Ended March 31,
	2020	2019
Numerator:
Net loss attributed to common share holders	$(20,725)	$(8,861)
Denominator:
Weighted average common shares outstanding – basic	33,563	33,685
Weighted average common shares outstanding – diluted	33,563	33,685
Net loss per common share:
Basic	$(0.62)	$(0.26)
Diluted	$(0.62)	$(0.26)
Potentially dilutive securities excluded as anti-dilutive(1)	2,698	2,492

(1)
The Company’s potentially dilutive securities include outstanding RSAs, RSUs and PSUs.

NOTE 12. SUBSEQUENT EVENTS
Merger Agreement
On May 3, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which an indirect wholly owned subsidiary of KLX Energy Services Holdings, Inc.,

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
a Delaware corporation (“KLXE”), will merge with and into QES, in an all-stock merger transaction (the “Merger”). QES will continue as the surviving corporation and become an indirect wholly owned subsidiary of KLXE. Upon closing of the merger, KLXE stockholders will own approximately 59% and QES stockholders will own approximately 41% of the combined company.
Upon the terms and subject to the conditions set forth in the Merger Agreement, each issued and outstanding share of QES common stock, par value $0.01 per share (the “QES Common Stock”), will automatically be converted into the right to receive 0.4844 shares of KLXE common stock (the “Exchange Ratio”), par value $0.01 per share (the “KLXE Common Stock”). QES RSUs held by employees and executive officers will automatically be converted into RSU awards with respect to shares of KLXE Common Stock based on the Exchange Ratio, in the manner set forth in the Merger Agreement. RSUs held by non-executive directors will vest at the closing of the Merger in accordance with the terms of the underlying award agreements and will be canceled in exchange for shares of KLXE Common Stock based on the Exchange Ratio. Holders of QES Common Stock will receive cash in lieu of any fractional shares of KLXE Common Stock they would otherwise be entitled to receive.
The Merger is intended to be treated for United States federal income tax purposes (i) with respect to the holders of shares of QES Common Stock, as a taxable sale of such shares to Krypton Intermediate LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of KLXE (“Acquiror”) and (ii) with respect to KLXE, as a purchase of the shares of QES Common Stock from the holders of such shares by Acquiror.
Following the closing of the Merger, the KLXE Common Stock will continue to be listed on the Nasdaq Global Select Market (“Nasdaq”).
Conditions to Close and Covenants
The Merger Agreement provides that KLXE will, prior to or concurrently with the closing of the Merger, repay in full our ABL Facility.
The consummation of the Merger is subject to customary closing conditions, including (i) the adoption of the Merger Agreement by QES stockholders and approval of the issuance of KLXE Common Stock in connection with the Merger by KLXE stockholders, (ii) the absence of certain legal impediments, (iii) the approval for listing of KLXE Common Stock issuable in the Merger on Nasdaq and (iv) the effectiveness of the registration statement on Form S-4, pursuant to which the shares of KLXE Common Stock issuable in the Merger will be registered with the SEC.
The parties have made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants regarding (i) the conduct of their respective businesses during the period between signing and closing, (ii) obligations to convene and hold meetings of their respective stockholders to obtain the required stockholder approvals and (iii) obligations to cooperate with each other to prepare and file a registration statement on Form S-4 and joint proxy statement with the SEC.
Termination Fees
If the Merger Agreement is terminated in certain circumstances, KLXE or QES may be required to pay a termination fee of $3 million to the other party and reimburse the other party for its expenses of up to $1.5 million. If the Merger Agreement is terminated by QES or KLXE due to the failure of either party’s stockholders to approve the Merger under certain circumstances, then the party who failed to obtain such stockholder approval may be required to reimburse the other party for up to $1.5 million of expenses, but such party will not be required to pay a termination fee.
Repurchase Program
Our $6.0 million common stock repurchase program approved by the Board on August 8, 2018, was suspended during May of 2020. As of May 1, 2020, the Company had purchased 1.1 million shares for an aggregate of $3.1 million over the life of this program.

QUINTANA ENERGY SERVICES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
On April 27, 2020, the Company was notified by the NYSE that the average closing price of the Company’s shares of common stock, par value $0.01 per share (the “Common Stock”), had fallen below $1.00 per share over a period of 30 consecutive trading days, which is the minimum average closing price required to maintain continued listing on the NYSE under Section 802.01C of the NYSE Listed Company Manual.
Under the NYSE’s rules, the Company has a period of six months following the receipt of the notice to regain compliance with the minimum share price requirement. However, due to unprecedented market-wide declines as a result of the spread of COVID-19, on April 21, 2020, the SEC approved the NYSE proposal to toll the cure period for the minimum share price requirement through June 30, 2020. Consequently, the Company has a period of six months, beginning on July 1, 2020, to regain compliance with the minimum share price requirement. To regain compliance, on the last trading day in any calendar month during the cure period, the Common Stock must have (i) a closing price of at least $1.00 per share and (ii) an average closing price of at least $1.00 per share over the 30 trading day period ending on the last trading day of such month.
The Company intends to consider all available options to cure the deficiency and regain compliance. The notice does not affect the Company’s ongoing business operations or its reporting requirements with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q for the three months ended March 31, 2020 (this “Quarterly Report”) contains certain statements and information, including, without limitation, statements regarding the consummation of the proposed Merger (defined below), that may constitute forward-looking statements, which are subject to a number of risks and uncertainties and are beyond our control. All statements, other than statements of historical fact included in this Quarterly Report, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Quarterly Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading “Risk Factors” included in this Quarterly Report and our Annual Report on Form 10-K for the fiscal year ended December 31, 2019. These forward-looking statements are based on management’s current beliefs, based on currently available information, as to the outcome and timing of future events.
Forward-looking statements may include statements about:
•
the extraordinary market environment and impacts resulting from the COVID-19 pandemic and related swift and material decline in global crude oil demand and crude oil prices;

•
our ability to consummate and realize the anticipated benefits of the proposed Merger with KLX Energy Services Holdings, Inc.;

•
our business strategy;

•
our operating cash flows, the availability of capital and our liquidity;

•
our future revenue, income and operating performance;

•
uncertainty regarding our future operating results;

•
our ability to sustain and improve our utilization, revenue and margins;

•
our ability to maintain acceptable pricing for our services;

•
our future capital expenditures;

•
our ability to finance equipment, working capital and capital expenditures;

•
our ability to regain compliance with the New York Stock Exchange’s (the “NYSE”) continued listing standards and avoid the delisting of our common stock from the NYSE;

•
competition and government regulations;

•
our ability to obtain permits and governmental approvals;

•
pending legal or environmental matters;

•
loss or corruption of our information in a cyberattack on our computer systems;

•
the supply and demand for oil and natural gas;

•
our customers’ ability to obtain capital or financing needed for oil and natural gas exploration and production operations;

•
business acquisitions;

•
general economic conditions;

•
credit markets;

•
the occurrence of a significant event or adverse claim in excess of the insurance we maintain;

•
seasonal and adverse weather conditions that can affect oil and natural gas operations;

•
our ability to successfully develop our research and technology capabilities and implement technological developments and enhancements; and

•
plans, objectives, expectations and intentions contained in this Annual Report that are not historical.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks include, but are not limited to, the possibility that the Merger may not be consummated in a timely manner, or at all; the diversion of management in connection with the Merger and our ability to realize the anticipated benefits of the Merger; disruption from the proposed Merger may make it more difficult to maintain relationships with customers, employees or suppliers; the severity and duration of the COVID-19 pandemic, related economic repercussions and the resulting negative impact on demand for oil and gas; the current significant surplus in the supply of oil and the ability of the OPEC+ countries to agree on and comply with supply limitations; and the duration and magnitude of the unprecedented decline in commodity prices and disruption in the oil and gas industry currently resulting from the impact of the foregoing factors, including decline in demand for our services, the cyclical nature and volatility of the oil and natural gas industry, environmental risks, regulatory changes, the inability to comply with the financial and other covenants and metrics in our ABL Facility (as defined below), cash flow and access to capital, the timing of development expenditures and the other risks described under “Risk Factors” set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2019. For more information on our ABL Facility, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Credit Facility.”
Should one or more of the risks or uncertainties described in this Quarterly Report or any other risks or uncertainties of which we are currently unaware occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.
All forward-looking statements, expressed or implied, included in this Quarterly Report are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Quarterly Report.
Item 2.   Management’s Discussion and Analysis of Financial Condition and Results of Operations.
The following discussion and analysis should be read in conjunction with the historical condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q (“Quarterly Report”). This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this Quarterly Report.
Overview
We are a diversified oilfield services provider of leading onshore oil and natural gas exploration and production (“E&P”) companies operating in conventional and unconventional plays in all of the active major basins throughout the United States. We classify the services we provide into four reportable segments: (1) Directional Drilling, (2) Pressure Pumping, (3) Pressure Control and (4) Wireline.
Our Directional Drilling segment enables efficient drilling and guidance of the horizontal section of a wellbore using our technologically-advanced fleet of downhole motors and 117 measurement while drilling (“MWD”) kits. Our Pressure Pumping segment includes hydraulic fracturing, cementing and acidizing services, and such services are supported by a high-quality pressure pumping fleet of approximately 253,150 hydraulic horsepower (“HHP”) as of March 31, 2020. Our primary pressure pumping focus is on large hydraulic fracturing jobs. Our Pressure Control segment includes various forms of well control, completions and workover applications through our 24 coiled tubing units, 11 of which are 2.375 inch or larger (“Large Diameter”), 36 rig-assisted snubbing units and ancillary equipment. As of March 31, 2020, our Wireline segment included 33 wireline units providing a full range of pump-down services in support of unconventional completions, and cased-hole wireline services enabling reservoir characterization.
Proposed Merger with KLX Energy Services Holdings, Inc.   On May 3, 2020, we entered into an agreement and plan of merger (the “Merger Agreement”) with KLX Energy Services Holdings, Inc., a Delaware corporation (“KLXE”), Krypton Intermediate LLC, a Delaware limited liability company and indirect wholly owned subsidiary of KLXE, and Krypton Merger Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of KLXE (“Merger Sub”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will merge with and into QES in an all-stock merger transaction, with QES surviving as an indirect wholly owned subsidiary of KLXE (the “Merger”). Pursuant to the Merger Agreement, each issued and outstanding share of our common stock will be converted into the right to receive 0.4844 shares of KLXE common stock. It is currently expected that, immediately following the closing of the Merger (“Closing”), former QES stockholders will own approximately 41% and KLXE stockholders will own approximately 59% of the issued and outstanding shares of the combined company. Following the Closing, the KLXE common stock will continue to be listed on the Nasdaq Global Select Market (“Nasdaq”). The Merger is intended to be treated for U.S. federal income tax purposes (1) with respect to the holders of shares of QES common stock, as a taxable sale of such shares to Acquiror and (2) with respect to KLXE, as a purchase of the shares of QES common stock from the holders of such shares by Acquiror.
The Closing is subject to customary closing conditions, including, among others, (1) the adoption of the Merger Agreement by QES stockholders and approval of the issuance of KLXE common stock in connection with the Merger by KLXE’s stockholders, (2) the absence of certain legal impediments, (3) the approval for listing of KLXE common stock issuable in the Merger on Nasdaq and (4) the effectiveness of the registration statement on Form S-4, pursuant to which the shares of KLXE common stock issuable in the Merger will be registered with the SEC.
The Merger Agreement also provides that KLXE will, prior to or concurrently with the Closing, repay in full all outstanding debt of QES under that certain five-year asset-based revolving credit agreement, dated as of February 13, 2018 (the “ABL Facility”), with each lender party thereto and Bank of America, N.A. as administrative agent and collateral agent.
We have agreed to operate our business in the ordinary course during the period between the execution of the Merger Agreement and the effective time of the proposed Merger, subject to specific exceptions set forth in the Merger Agreement, and have agreed to certain other customary restrictions on our operations, as set forth in the Merger Agreement. Following consummation of the Merger, the combined company’s board of directors will consist of nine directors, five of whom will be designated by KLXE from the legacy KLXE Board, including John Collins as Chairman, and four of whom will be designated by QES from the legacy QES Board. The President and Chief Executive Officer of QES and the Chief Financial Officer of QES will continue to serve as the President and Chief Executive Officer, and the Chief Financial Officer, respectively, of the combined company following the Closing.
Please read “Note 12 — Subsequent Events” and our Current Report on Form 8-K filed with the SEC on May 4, 2020 for further discussion of the Merger and other transactions contemplated thereby and Part I, Item 1A. “Risk Factors” of this Quarterly Report for risks related thereto.
COVID-19 Pandemic and Market Conditions Update
The impacts on our business of both the recent significant decline in commodity prices due to the recent actions of foreign oil producers such as Saudi Arabia and Russia and the COVID-19 outbreak are unprecedented. We will continue to focus on our customer base and maintaining safe and reliable operations and are working with our customers to further align activity and volume expectations.
Market Conditions.   The COVID-19 pandemic and related economic repercussions have created significant volatility, uncertainty, and turmoil in the oil and gas industry. Oil demand has significantly deteriorated as a result of the virus outbreak and corresponding preventative measures taken around the world to mitigate the spread of the virus. In the midst of the ongoing COVID-19 pandemic, OPEC and other oil producing nations (“OPEC+”) were unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. The convergence of these events created the unprecedented dual impact of a global oil demand decline coupled with the risk of a substantial increase in supply. While OPEC+ agreed in April to cut production, downward pressure on commodity prices has remained and could continue for the foreseeable future.
The recent decline in commodity prices adversely affected shale producers in the United States, including our customers. The outlook for high-cost producers, smaller operators and those companies with high levels of debt appears to be more challenging as we progress through 2020; especially as the operators simultaneously cope with a low oil-price scenario, lower demand for crude and refined products resulting from the 25-30 million barrels per day destruction associated with the global COVID-19 pandemic, a shifting strategy for operators to remain within cash flow, limited storage capacity for production and the need to shore up revenue and manage debt obligations.
In response, our customers have significantly reduced their 2020 capital investment programs, which is expected to result in a decline in demand for our services. The commodity price environment is expected to remain depressed based on over-supply, decreasing demand and a potential global economic recession. In addition, our customers are experiencing significant downstream capacity and storage constraints in the near term. If constraints continue such that storage becomes unavailable to our customers or commodity prices remain depressed, they may be forced or elect to shut-in some or all of their production or delay or discontinue drilling plans, which would result in a further decline in demand for our services.
Current and Future Expected Impact to the Company.   The COVID-19 outbreak and the related significant decrease in the price of oil resulted in a decrease in demand for our services in the last part of the first quarter, a trend we expect to continue into the second quarter and beyond. Additionally, the risks associated with the virus have impacted our workforce and the way we meet our business objectives. We have provided information regarding our current status and expectation regarding impact to our Company below, however, we cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the extent of the impact they will have on the Company’s business, liquidity, consolidated results of operations and consolidated financial condition, or the pace of any subsequent recovery.
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Decline in Demand and Pricing for our Services — The COVID-19 outbreak and the related significant decrease in the price of oil, along with the mix of moderated 2020 budgets, a shifting strategy for operators to remain within cash flow, and reduced overall activity levels created a decline in demand and pricing for our services. The financial results for the first quarter of 2020 reflect some of the reduced activity experienced towards the latter part of the quarter, and we expect significant further declines to accelerate in the second quarter and lower pricing and activity levels to continue until there are clear signs of a commodity price recovery.

We believe, however, that there are several catalysts that could potentially increase demand for our services from their current levels in the future, including a more constructive commodity price environment, a material inventory of drilled but uncompleted wells and eventual recovery of the market as the impacts of COVID-19 diminish and activities return to normal.
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Focus on Workplace Safety — Our business is considered “essential” in all of our areas of operation. To protect our workforce in the wake of COVID-19, we have taken steps to keep our people safe by supporting those affected, mandating that as many employees and contractors as possible work from home, and monitoring those who cannot do so and are required to be at work, as well as monitoring the Center for Disease Control (“CDC”), national, state and local guidance in preparing and responding to the outbreak in our areas of operations. We have also implemented certain protocols should an employee become sick with COVID-19. Thus far, working remotely has not significantly impacted our ability to maintain operations, including use of financial reporting systems, nor has it significantly impacted our internal control environment. We have not incurred, and in the future do not expect to incur, significant expenses related to business continuity as employees work from home. However, our continuing operations and management of the immediate and contingent safety measures for our employees would likely become increasingly difficult if employees are infected by COVID-19 and the practical difficulties of social distancing impact productivity.

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Decline in Share Price / NYSE Delisting — We have experienced a sharp decline in our share price over the first quarter 2020, a condition that is consistent across our sector. We do not have any debt covenants or other lending arrangements that depend upon our share price or continued listing compliance. We are in compliance with the covenants contained in our revolving credit facility. On April 27, 2020, we received written notice from the NYSE advising us that we no longer satisfied the continued listing compliance standards set forth under Rule 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock fell below $1.00 over a period of 30 consecutive trading days. We can regain compliance if, at any time in the six-month period following June 30, 2020, the closing price of our common stock on the last trading day of any month is at least $1.00 and the 30 trading-day average closing price of its common stock on such day is also at least $1.00. We are considering various options we may take in an effort to cure this deficiency and regain compliance. If our common stock ultimately were to be suspended from trading on, and delisted from, the NYSE for any reason, it could have adverse consequences including, among others: lower demand and market price for our common stock; adverse publicity; and a reduced interest in our company from investors, analysts and other market participants. In addition, a suspension or delisting could impair our ability to execute on our operational and strategic goals, raise additional capital and attract and retain employees by means of equity compensation.

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Impairment — We performed impairment assessments on property, plant and equipment. During the first quarter of 2020, we conducted a review of all of our segment asset groups in consideration of the completion of our first quarter 2020 forecast which provided additional insights into expectations of lower growth and margins for the Pressure Pumping, Pressure Control and Wireline segment asset groups. As a result of our review, we determined that the sum of the estimated undiscounted future cash flows of these asset groups was below their respective carrying amounts and thus were not recoverable. As a result, we performed an impairment assessment for these asset groups as of March 31, 2020 and impaired the carrying value to estimated fair value and recognized a non-cash impairment loss of $9.3 million.

Given this market environment, we are focused on prioritizing free cash flow and protecting our balance sheet and mitigating the impacts of COVID-19 summarized above to our business, liquidity, consolidated results of operations and consolidated financial condition. In response to this environment, we executed the following elements of our business continuity plan:
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Implemented Further Operating and G&A Cost Reductions — The Company recently implemented a series of additional cost reductions in response to declining customer activity and commodity price instability. In April 2020, the Company took the following actions to reduce its cost structure and protect its balance sheet:

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Made significant reductions in compensation expense;

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Implemented a workforce reduction in order to align with market demand; and

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Pursued other cost reductions, including the idling of three additional locations and both active hydraulic fracturing spreads.

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Reduced our 2020 organic capital investment program — We reduced our 2020 organic capital investment program by approximately 50%, or $10.0 to $15.0 million, to a range of $10.0 to $15.0 million, to reflect reductions in non-essential capital spending.

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Preserve balance sheet — At March 31, 2020, we had $23.2 million of cash and cash equivalents and $21.2 million availability on the ABL Facility, which resulted in a total liquidity position of $44.4 million.

We have taken steps and continue to actively work to mitigate the evolving challenges and growing impact of both the COVID-19 pandemic and a challenging market with heightened competition, rig declines, large-scale consolidation among our customers, increased volatility and customer budget exhaustion on our operations, our financial condition and our people, however, given the tremendous uncertainty and turmoil, there is no certainty that the measures we take will ultimately be sufficient.
In light of these challenging conditions, we remain focused on (i) maintaining market share via our best in class service offering and superior execution in the field, (ii) maximizing profitable activity, including high-grading customers in an effort to increase utilization and efficiencies and improve margins as well as optimizing our cost structure, and (iii) continuing our capital spending prudence and maintaining a conservative balance sheet. Additionally, we remain disciplined in evaluating potential growth opportunities, and will continue to focus on rationalizing unutilized assets and high grading our fleet to create value for shareholders. Beyond cost reductions, we have also actively pursued opportunities in adjacent geographic markets in an effort to attain better pricing, utilization and margins. We will continue to focus on asset rationalization and evaluation of our cost structure, and maintaining a strong balance sheet and considerable liquidity should weak conditions persist for an extended period of time.
How We Generate Revenue and the Costs of Conducting Our Business
Our core businesses depend on our customers’ willingness to make expenditures to produce, develop and explore for oil and natural gas in the United States. Industry conditions are influenced by numerous factors, such as the supply of and demand for oil and natural gas, domestic and worldwide economic conditions, global or national outbreak of infectious disease, such as the recent COVID-19 pandemic, political instability in oil producing countries and merger and divestiture activity among oil and natural gas producers. The volatility of the oil and natural gas industry and the consequential impact on E&P activity could adversely impact the level of drilling, completion and workover activity by some of our customers. This volatility affects the demand for our services and the price of our services.
We derive a majority of our revenues from services supporting oil and natural gas operations. As oil and natural gas prices fluctuate significantly, demand for our services correspondingly change as our customers must balance expenditures for drilling and completion services against their available cash flows. Because our services are required to support drilling and completion activities, we are also subject to changes in spending by our customers as oil and natural gas prices fluctuate.
Driven by the steep drop in crude oil prices and decrease in demand associated with the COVID-19 pandemic, the Baker Hughes land rig count fell by 10% for the first quarter of 2020. For the three months ended 2020, rig counts decreased by a total of 74 rigs from 775 rigs to 701 rigs sequentially. As of May 1, 2020, West Texas Intermediate (“WTI”) crude oil prices closed at $18.84 per Bbl and the lower 48 U.S. land rig count decreased 312 additional rigs, or 44.5%, to 389 rigs since March 31, 2020.
Crude oil prices decreased 67% sequentially during the first quarter of 2020. WTI decreased $31.55, or 60.9%, to $20.28 per Bbl on March 31, 2020, compared to the closing price on March 31, 2019 of $51.83 per Bbl. The fall in crude oil prices had a negative impact on our first quarter 2020 condensed consolidated results of operations, particularly those tied to activity in the U.S. shale play regions. Prices have continued to be extremely volatile during the second quarter of 2020, ranging from an unprecedented negative $2.72 per Bbl to $29.01 per Bbl. If the current pricing environment for crude oil does not improve, our customers are expected to further reduce their capital expenditures, causing additional declines in the demand for, and prices of, our services, which would adversely affect our future results of operations, cash flows and financial position.
Directional Drilling:   Our Directional Drilling segment provides the highly technical and essential services of guiding horizontal and directional drilling operations for E&P companies. We offer premium drilling services including directional drilling, horizontal drilling, under-balanced drilling, MWD and rental tools. Our package also offers various technologies, including our positive pulse MWD navigational tool asset fleet, mud motors and ancillary downhole tools, as well as electromagnetic navigational systems. We also provide a suite of integrated and related services, including downhole rental tools. We generally provide directional drilling services on a day-rate or hourly basis. We charge prevailing market prices for the services provided in this segment, and we may also charge fees for set up and mobilization of equipment depending on the job. Generally, these fees and other charges vary by location and depend on the equipment and personnel required for the job and the market conditions in the region in which the services are performed.
In addition to fees that are charged during periods of active directional drilling, a stand-by fee is typically agreed upon in advance and charged on an hourly basis during periods when drilling must be temporarily ceased while other on-site activity is conducted at the direction of the operator or another service provider. We will also charge customers for the additional cost of oilfield downhole tools and rental equipment that is involuntarily damaged or lost-in-hole. Proceeds from customers for the cost of oilfield downhole tools and other equipment that is involuntarily damaged or lost-in-hole are reflected as product revenues.
Although we do not typically enter into long-term contracts for our services in this segment, we have long standing relationships with our customers in this segment and believe they will continue to utilize our services. As of March 31, 2020, 93.3% of our directional drilling activity was tied to “follow-me rigs,” which involve non-contractual, generally recurring services as our drilling team members follow a drilling rig from well-to-well or pad-to-pad for multiple wells or pads, and in some cases, multiple years. Despite the decline in drilling activity in 2019 extending into 2020, we have increased the number of “follow me rigs” from approximately 56 as of December 31, 2019 to 60 as of March 31, 2020.
Our Directional Drilling segment accounted for approximately 54.1% and 43.7% of our revenues for the three months ended March 31, 2020 and 2019, respectively.
Pressure Pumping:   Our Pressure Pumping segment provides hydraulic fracturing services including stimulation, cementing and acidizing services. The majority of the revenues generated from the Pressure Pumping segment are derived from hydraulic fracturing services in the Permian Basin, Mid-Continent and Rocky Mountain regions. For the three months ended March 31, 2020 and 2019, 90.2% and 93.8% of Pressure Pumping revenues were generated by a quarterly average of 2 hydraulic fracturing fleets and 3 hydraulic fracturing fleets, respectively. Due to an increase in demand during the early portion of the first quarter of 2020, we reactivated our second hydraulic fracturing fleet and maintained strong utilization throughout the quarter; however, as activity decreased, we idled a spread at the end of March 2020 and idled our remaining spread during April 2020. Demand for our cementing, acidizing and small hydraulic fracturing services experienced significant decreases during March of 2020. Our equipment is prepared to respond and redeploy as soon as demand recovers and adequate returns can be achieved.
Our hydraulic fracturing services are based upon a purchase order, contract or on a spot market basis. Services are bid on a stage rate or job basis (for fracturing services) or job basis (for cementing and acidizing services), contracted or hourly basis. Jobs for these services are typically short-term in nature and range from a few hours to multiple days. Customers are charged for the services performed on location and mobilization of the equipment to the location. Additional revenue can be generated through product sales of some materials that are delivered as part of the service being performed.
During the first quarter of 2020, Pressure Pumping segment recognized a non-cash impairment loss of $2.5 million. For more information on our impairment activity, please see “Note 2 — Impairment”.
Our Pressure Pumping segment accounted for approximately 17.4% and 20.2% of our revenues for the three months ended March 31, 2020 and 2019, respectively.
Pressure Control:   Our Pressure Control segment provides a wide scope of Pressure Control services, including coiled tubing, rig assisted snubbing, nitrogen, fluid pumping and well control services. Our coiled tubing units are used in the provision of unconventional completion services or in support of well-servicing and workover applications. Our rig-assisted snubbing units are used in conjunction with a workover rig to insert or remove downhole tools or in support of other well services while maintaining pressure in the well, or in support of unconventional completions. Our nitrogen pumping units provide a non-combustible environment downhole and are used in support of other Pressure Control or well-servicing applications.
We are one of a handful of companies in the market place to offer comprehensive well control solutions. Our well control service offering includes emergency services, critical well services, prevention services and risk advisory services. We offer a broad suite of well control equipment and can custom tailor bespoke tools and equipment for well control applications. Additionally, we forward stage firefighting equipment in-basin throughout the U.S. market. Our services are provided by a dedicated team of deeply experienced team members averaging more than 25 years of industry experience.
Jobs for our Pressure Control services are typically short-term in nature and range from a few hours to multiple days. Customers are charged for the services performed and any related materials (such as friction reducers and nitrogen materials) used during the course of the services, which are reported as product sales.

We may also charge for the mobilization and set-up of equipment, the personnel on the job, any additional equipment used on the job and other miscellaneous materials.
During the first quarter of 2020, the Pressure Control segment recognized a non-cash impairment loss of $5.1 million. For more information on our impairment activity, please see “Note 2 — Impairment”
Our Pressure Control segment accounted for approximately 20.5% and 20.3% of our revenues for the three months ended March 31, 2020 and 2019, respectively.
Wireline:   Our Wireline segment principally works in connection with hydraulic fracturing services in the form of pump-down services for setting plugs between hydraulic fracturing stages, as well as with the deployment of perforation equipment in connection with “plug-and-perf” operations. We offer a full range of other pump-down and conventional cased-hole electric wireline services. We provide cased-hole production logging services, injection profiling, mechanical services and pipe recovery services. These services are also offered in the Petrochemical and Industrial market.
We provide our Wireline services on a spot market basis or subject to a negotiated pricing agreement. Jobs for these services are typically short-term in nature, lasting anywhere from a few hours to a few weeks. We typically charge the customer for these services on a per job basis at agreed-upon spot market rates.
During the first quarter of 2020, our Wireline segment recognized a non-cash impairment loss of $1.6 million. For more information on our impairment, please see “Note 2 — Impairment”
Our Wireline segment accounted for approximately 7.9% and 15.7% of our revenues for the three months ended September 30, 2019 and 2018, respectively.
How We Evaluate Our Operations
Our management team utilizes a number of measures to evaluate the results of operations and efficiently allocate personnel, equipment and capital resources. We evaluate our segments primarily by asset utilization, revenue and Adjusted EBITDA.
For each of our business services segments, we measure our utilization levels primarily by the total number of days that our asset base works on a monthly basis, based on the available working days per month. We generally consider an asset to be working such days that it is at or in transit to a job location. Undue reliance should not be placed on utilization as an indicator of our financial or operating performance because depending on the type of service performed, requirements of the job as well as competitive factors, revenue and profitability can vary from job to job.
Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. Adjusted EBITDA is not a measure of net income or cash flows as determined by GAAP. We define Adjusted EBITDA as net income (loss) plus income taxes, net interest expense, depreciation and amortization, impairment charges, net (gain)/loss on disposition of assets, stock-based compensation, transaction expenses, rebranding expenses, settlement expenses, severance expenses, restructuring expenses and equipment stand-up expense.
We believe Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods, book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please see “Adjusted EBITDA” below.
Results of Operations
Three Months Ended March 31, 2020 Compared to Three Months Ended March 31, 2019
The following tables provide selected operating data for the periods indicated (in thousands except Other Operational Data).
	Three Months Ended
	March 31, 2020	March 31, 2019
	(Unaudited)
Revenues:	$92,801	$141,665
Costs and expenses:
Direct operating costs	81,490	121,551
General and administrative	12,086	15,710
Depreciation and amortization	9,894	12,440
Gain on disposition of assets	(26)	(23)
Impairment	9,273	—
Operating loss	(19,916)	(8,013)
Non-operating loss expense:
Interest expense	(729)	(671)
Other income	—	—
Loss before income tax	(20,645)	(8,684)
Income tax expense	(80)	(177)
Net loss	$(20,725)	$(8,861)

	Three Months Ended
	March 31, 2020	March 31, 2019
	(Unaudited)
Segment Adjusted EBITDA:
Directional Drilling	$5,490	$9,480
Pressure Pumping	959	(3,504)
Pressure Control	(191)	3,241
Wireline	(1,678)	2,064
Adjusted EBITDA(1)	$2,379	$7,554
Other Operational Data:
Drilling rig days(2)	4,356	5,279
Average monthly directional rigs on revenue(3)	60	82
Total hydraulic fracturing stages	810	853
Average hydraulic fracturing revenue per stage	$17,989	$31,501

(1)
Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. For a definition and description of Adjusted EBITDA and reconciliations of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Adjusted EBITDA” below.

(2)
Rig days represent the number of days we are providing services to rigs and are earning revenues during the period, including days that standby revenues are earned.

(3)
Rigs on revenue represents the average number of rigs earning revenue during a given time period, including days that standby revenues are earned.

Adjusted EBITDA
Adjusted EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies.
Adjusted EBITDA is not a measure of net income or cash flows as determined by GAAP. We define Adjusted EBITDA as net income (loss) plus income taxes, net interest expense, depreciation and amortization, impairment charges, net (gain) loss on disposition of assets, stock-based compensation, transaction expenses, rebranding expenses, settlement expenses, restructuring expenses, impairment expenses, restructuring expenses and equipment stand-up expense.
We believe Adjusted EBITDA margin is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP, or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. Our computations of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies.
The following table presents a reconciliation of the non-GAAP financial measures of Adjusted EBITDA to the most directly comparable GAAP financial measure for the three months ended March 31, 2020 and 2019 (in thousands of U.S. dollars):
	Three Months Ended
	March 31, 2020	March 31, 2019
Adjustments to reconcile Adjusted EBITDA to net loss:
Net loss	$(20,725)	$(8,861)
Income tax expense	80	177
Interest expense	729	671
Depreciation and amortization expense	9,894	12,440
Gain on disposition of assets, net	(26)	(23)
Impairment	9,273	—
Stock-based compensation	2,471	2,751
Rebranding expense	—	16
Settlement expense	412	383
Severance expense	271	—
Adjusted EBITDA	$2,379	$7,554
Revenue.   The following table provides revenues by segment for the periods indicated (in thousands of U.S. dollars):

	Three Months Ended
	March 31, 2020	March 31, 2019
Revenue:
Directional Drilling	$50,248	$61,956
Pressure Pumping	16,149	28,631
Pressure Control	19,041	28,775
Wireline	7,363	22,303
Total revenue	$92,801	$141,665
Revenue for the three months ended March 31, 2020, decreased by $48.9 million, or 34.5%, to $92.8 million from $141.7 million for the three months ended March 31, 2019. The change in revenue by segment was as follows:
Directional Drilling revenue decreased by $11.8 million, or 19.0%, to $50.2 million for the three months ended March 31, 2020, from $62.0 million for the three months ended March 31, 2019. This decrease was primarily attributable to a 2.3% decrease in day rate and a decrease in drilling rig days for the three months ended March 31, 2020. Rig days decreased by 17.5%, or 923 rig days, to 4,356 as compared to the same period in 2019. Approximately 94.6% of our Directional Drilling segment revenue was derived from directional drilling and MWD activities for the three months ended March 31, 2020 compared to 97.1% for the three months ended March 31, 2019.
Pressure Pumping revenue decreased by $12.5 million, or 43.7%, to $16.1 million for the three months ended March 31, 2020, from $28.6 million for the three months ended March 31, 2019. This decrease was primarily attributable to a decrease in demand for hydraulic fracturing in our areas of operation, which led to our stacking of two hydraulic fracturing fleets in March of 2020, as opposed to three active hydraulic fracturing fleets that were in service during the three months ended March 31, 2019.
This drove a corresponding 5.0% decrease in stages to 810 for the three months ended March 31, 2020. Additionally, we experienced a 42.9% decrease in average revenue per stage to $17,989 for the three months ended March 31, 2020, from $31,501 for the three months ended March 31, 2019, due to pricing pressure driven by the current competitive dynamics in the market. Approximately 90.2% of our Pressure Pumping revenue was derived from hydraulic fracturing services for the three months ended March 31, 2020, compared to 93.8% for the three months ended March 31, 2019.
Pressure Control revenue decreased by $9.8 million, or 34.0%, to $19.0 million for the three months ended March 31, 2020, from $28.8 million for the three months ended March 31, 2019. This decrease was primarily attributable to the impact of the recent slowdown and decrease in demand for Pressure Control services. During the three months ended March 31, 2020, our Pressure Control segment’s weighted average utilization and revenue days decreased 17.0% and 31.3% compared to three months ended March 31, 2019. This was partially offset by more actively deployed Large Diameter coiled tubing units compared to the prior year and a 6.9% increase in weighted average revenue per day to $21,650 for the three months ended March 31, 2020.
Wireline revenue decreased by $14.9 million, or 66.8%, to $7.4 million for the three months ended March 31, 2020, compared to $22.3 million for the three months ended March 31, 2019. Wireline’s revenue days and revenue per day decreased by 62.2% and 12.7%, respectively for the three months ended March 31, 2020. Approximately 83.1% of our Wireline revenue was derived from unconventional services for the three months ended March 31, 2020, compared to 86.5% for the three months ended March 31, 2019.
Direct operating expenses.   The following table provides our direct operating expenses by segment for the periods indicated (in thousands of U.S. dollars):

	Three Months Ended
	March 31, 2020	March 31, 2019
Direct operating expenses:
Directional Drilling	$41,809	$48,735
Pressure Pumping	13,998	30,310
Pressure Control	17,519	23,279
Wireline	8,164	19,227
Total direct operating expenses	$81,490	$121,551
Direct operating expenses for the three months ended March 31, 2020 decreased by $40.1 million, or 33.0%, to $81.5 million, from $121.6 million for the three months ended March 31, 2019. The change in direct operating expense was attributable to our segments as follows:
Directional Drilling direct operating expenses decreased by $6.9 million, or 14.2%, to $41.8 million for the three months ended March 31, 2020, from $48.7 million for the three months ended March 31, 2019. This decrease was primarily attributable to decreased equipment repair and maintenance costs and lower rental tool expenses driven by lower rig days and activity levels over the same period for the three months ended March 31, 2019.
Pressure Pumping direct operating expenses decreased by $16.3 million, or 53.8%, to $14.0 million for the three months ended March 31, 2020, from $30.3 million for the three months ended March 31, 2019. This decrease was primarily attributable to decreased activity driven by a 5.0% decrease in hydraulic fracturing stages completed to 810 stages compared to 853 stages completed in the three months ended March 31, 2019, which resulted in reduced direct operating expense associated with materials, equipment and personnel costs. Pressure Pumping had two active fleets during the three months ended March 31, 2020 compared to three active fleets during the three months ended March 31, 2019. This reduction in active spreads along with the optimization of our cost structure further contributed to lower costs associated with personnel for the three months ended March 31, 2020.
Pressure Control direct operating expenses decreased by $5.8 million or 24.9%, to $17.5 million for the three months ended March 31, 2020, from $23.3 million for the three months ended March 31, 2019. This decrease was primarily attributable to lower costs associated with personnel, equipment and consumables for the three months ended March 31, 2020.
Wireline direct operating expenses decreased by $11.0 million, or 57.3%, to $8.2 million for the three months ended March 31, 2020, from $19.2 million for the three months ended March 31, 2019. This decrease was primarily driven by decreased activity levels and headcount reductions driving lower costs associated with personnel, equipment and consumables.
General and administrative expenses (“G&A”).   G&A expenses represent the costs associated with managing and supporting our operations. These expenses decreased by $3.6 million, or 22.9%, to $12.1 million for the three months ended March 31, 2020, from $15.7 million for the three months ended March 31, 2019. The decrease in G&A expenses was primarily driven by the results of cost cuts fully taking effect during the third and fourth quarters of 2019 and G&A cost savings associated with the continued optimization of our cost structure during the first quarter of 2020. Stock-based compensation expense of $2.5 million decreased compared to $2.8 million as of the three months ended March 31, 2019.
Depreciation and amortization.   Depreciation and amortization decreased by $2.5 million, or 20.2%, to $9.9 million for the three months ended March 31, 2020, from $12.4 million for the three months ended March 31, 2019. The decrease in depreciation and amortization is primarily attributable to the fixed asset impairment recognized during the third quarter of 2019 resulting in a 30.0% reduction in fair market value of our depreciable property, plant and equipment balances compared to the three months ended March 31, 2019.
Interest expense.   Interest expense of $0.7 million for the three months ended March 31, 2020, was consistent with $0.7 million for the three months ended March 31, 2019.

Adjusted EBITDA.   Adjusted EBITDA for three months ended March 31, 2020 decreased by $5.2 million, or 68.4% to $2.4 million from $7.6 million for the three months ended March 31, 2019. The change in Adjusted EBITDA by segment was as follows:
Directional Drilling Adjusted EBITDA decreased by $4.0 million, or 42.1%, to $5.5 million in the three months ended March 31, 2020, compared to $9.5 million in the three months ended March 31, 2019. The decrease was primarily attributable to a 19.0% decrease in revenue as a result of lower utilization and pricing; partially offset by an associated 14.2% decrease in direct operating costs.
Pressure Pumping Adjusted EBITDA of $1.0 million during the three months ended March 31, 2020, increased, compared to a $3.5 million loss during the three months ended March 31, 2019. This increase was primarily attributable to the 53.8% overall decrease in direct operating expenses driven by the positive results of our recent restructuring and cost cutting initiatives.
Pressure Control Adjusted EBITDA decreased by $3.4 million, or 106.3% to a $0.2 million loss in the three months ended March 31, 2020, compared to $3.2 million in the three months ended March 31, 2019. The decrease was primarily attributable to a 34.0% decrease in revenue during the three months ended March 31, 2020 and a 31.3% decrease in total revenue days for the quarter.
Wireline Adjusted EBITDA decreased by $3.8 million, or 181.0% to $1.7 million loss in the three months ended March 31, 2020, compared to $2.1 million in the three months ended March 31, 2019. The incremental loss was primarily attributable to a $14.9 million revenue decrease driven by a 62.2% decrease in revenue days and a 12.7% decrease in day rates, partially offset by a 57.3% decrease in direct operating expenses.
Liquidity and Capital Resources
We require capital to fund ongoing operations, including maintenance expenditures on our existing fleet and equipment, organic growth initiatives, investments and acquisitions. Our primary sources of liquidity to date have been capital contributions from our equity holders and borrowings under the ABL Facility (as defined below) and cash flows from operations. At March 31, 2020, we had $23.2 million of cash and cash equivalents and $21.2 million availability on the ABL Facility, which resulted in a total liquidity position of $44.4 million.
Volatile WTI prices, challenges created by the global COVID-19 pandemic and the current oil supply demand imbalance has further decreased demand for our services. Our cash flow from operations for the three months ended March 31, 2020 provided approximately $5.7 million in cash flows, and during the three months ended March 31, 2020, we paid down our debt by $9.0 million. As described in “COVID-19 Pandemic and Market Conditions Update — Current and Future Expected Impact to the Company” above, in response to declining customer activity and commodity price instability, we recently implemented a series of additional cost reductions to reduce our cost structure. However, there is no certainty that cash flow will improve or that we will have positive operating cash flow for a sustained period of time. Our operating cash flow is sensitive to many variables, the most significant of which are utilization and profitability, the timing of billing and customer collections, payments to our vendors, repair and maintenance costs and personnel, any of which may affect our cash available. The COVID-19 outbreak and the related significant decrease in the price of oil resulted in a decrease in demand for our services in the last part of the first quarter, and we expect significant further declines in the second quarter and lower pricing and activity levels to continue until there are clear signs of a commodity price recovery. Additionally, should our customers experience financial distress due to the current market conditions, they could default on their payments owed to us, which would affect our cash flows and liquidity.
Our primary use of capital resources has been for funding working capital and investing in property and equipment used to provide our services. Our primary uses of cash are critical maintenance capital expenditures and investments in property and equipment. We regularly monitor potential capital sources, including equity and debt financings, in an effort to meet our planned capital expenditure and liquidity requirements. Our future success will be highly dependent on our ability to access outside sources of capital. The COVID-19 pandemic, coupled with the global crude oil supply and demand imbalance and resulting decline in crude oil prices, has significantly impacted the value of our common stock and which may reduce our ability to access capital in the bank and capital markets, which could in the future negatively affect our liquidity.

On April 27, 2020, we received written notice from the NYSE advising us that we no longer satisfied the continued listing compliance standards set forth under Rule 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock fell below $1.00 over a consecutive 30 trading-day period ending April 21, 2020. If our common stock ultimately were to be suspended from trading on, and delisted from, the NYSE for any reason, it could have adverse consequences, including increased difficulty in raising additional capital. For more information on the notice received by the NYSE and current compliance relief allowed, please see “Note 12 — Subsequent Events”.
The following table sets forth our cash flows for the periods indicated (in thousands of U.S. dollars) presented below:
	Three Months Ended
	March 31, 2020	March 31, 2019
Net cash provided by operating activities	$5,673	$10,654
Net cash used in investing activities	(5,940)	(8,884)
Net cash provided by financing activities	8,717	5,316
Net change in cash	8,450	7,086
Cash balance end of period	$23,180	$20,890
Net cash provided by operating activities
Net cash provided by operating activities was $5.7 million for the three months ended March 31, 2020, compared to net cash provided by operating activities of $10.7 million for the three months ended March 31, 2019. The decrease in operating cash flows was primarily attributable to decreases in revenue within our Directional Drilling, Pressure Pumping, Pressure Control and Wireline segments driven by the current slowdown and market headwinds.
Net cash used in investing activities
Net cash used in investing activities was $5.9 million for the three months ended March 31, 2020, compared to net cash used in investing activities of $8.9 million for the three months ended March 31, 2019. The cash flow used in investing activities for the three months ended March 31, 2020 was used primarily for critical maintenance capital spending tied to our existing fleet and nominal growth capital spending in Directional Drilling and Pressure Control segments. We purchased $6.7 million in equipment and received $0.8 million in exchange for selling assets for the three months ended March 31, 2020, compared to $12.3 million of cash that was used to purchase equipment and the receipt of $3.8 million in exchange for selling assets during the three months ended March 31, 2019.
Net cash provided by financing activities
Net cash provided by financing activities was $8.7 million for the three months ended March 31, 2020, compared to net cash provided by financing activities of $5.3 million for the three months ended March 31, 2019. During the three months ended March 31, 2020, $0.4 million was paid for treasury shares in connection with our common stock repurchase program. During the three months ended March 31, 2019, net cash provided by financing activities was primarily the result of net proceeds received from draws made on our ABL Facility.
Our Credit Facility
ABL Facility
In connection with the closing of the IPO on February 13, 2018, we entered into a new semi-secured asset-based revolving credit agreement (the “ABL Facility”) with each lender party thereto and Bank of America, N.A. as administrative agent and collateral agent. The ABL Facility provides for a $100.0 million revolving credit facility subject to a borrowing base. Upon closing of the ABL Facility the borrowing capacity was $77.6 million and $13.0 million was immediately drawn. The loan interest rate on the $32.0 million borrowings outstanding at March 31, 2020 was 3.5%. The ABL Facility’s outstanding balance is recorded as long-term debt and the fair value of the ABL Facility, approximates its carrying value. At March 31, 2020, we had $23.2 million of cash and equivalents and $21.2 million availability on the ABL Facility, which resulted in a total liquidity position of $44.4 million.
The ABL Facility contains various affirmative and negative covenants, including financial reporting requirements and limitations on indebtedness, liens, mergers, consolidations, liquidations and dissolutions, sales of assets, dividends and other restricted payments, investments (including acquisitions) and transactions with affiliates. Certain affirmative covenants, including certain reporting requirements and requirements to establish cash dominion accounts with the administrative agent, are triggered by failing to maintain availability under the ABL Facility at or above specified thresholds or by the existence of an event of default under the ABL Facility. The ABL Facility provides for certain baskets and carve-outs from its negative covenants allowing the Company to make certain restricted payments and investments; subject to maintaining availability under the ABL Facility at or above a specified threshold and the absence of a default thereunder.
The ABL Facility contains a minimum fixed charge coverage ratio of 1.0 to 1.0 that is triggered when availability under the ABL Facility falls below a specified threshold and is tested until availability exceeds a separate specified threshold for 30 consecutive days.
The ABL Facility contains events of default customary for facilities of this nature, including, but not limited, to: (i) events of default resulting from the Company’s failure or the failure of any other credit party to comply with covenants (including the above-referenced financial covenant during periods in which the financial covenant is tested); (ii) the occurrence of a change of control; (iii) the institution of insolvency or similar proceedings against QES or any other credit party; and (iv) the occurrence of a default under any other material indebtedness that any credit party may have. Upon the occurrence and during the continuation of an event of default, subject to the terms and conditions of the ABL Facility, the lenders will be able to declare any outstanding principal balance of our ABL Facility, together with accrued and unpaid interest, to be immediately due and payable and exercise other remedies, including remedies against the collateral, as more particularly specified in the ABL Facility. As of March 31, 2020, we were in compliance with our debt covenants.
Capital Requirements and Sources of Liquidity
During the three months ended March 31, 2020, our capital expenditures, including advance deposit on equipment, were approximately $4.5 million, $0.2 million, $1.9 million and $0.1 million in our Directional Drilling, Pressure Pumping, Pressure Control and Wireline segments, respectively, for aggregate capital expenditures of approximately $6.7 million, primarily for maintenance capital spending tied to our existing fleet and nominal growth capital spending in our Directional Drilling and Pressure Control segments.
For the three months ended March 31, 2019, our capital expenditures, excluding acquisitions, were approximately $3.4 million, $3.3 million, $5.0 million and $0.9 million in our Directional Drilling, Pressure Pumping, Pressure Control and Wireline segments, respectively, for aggregate net capital expenditures of approximately $12.6 million, primarily for maintenance capital spending tied to our existing fleet and growth capital spending in our Directional Drilling and Pressure Control segments.
In response to the current market environment, including the decline in oil and natural gas prices and the effects of the COVID-19 pandemic and a reduction of activity levels, we reduced our 2020 organic capital investment program by approximately 50%, or $10.0 to $15.0 million, to a range of $10.0 to $15.0 million, to reflect reductions in non-essential capital spending. As a result of these reductions and decreased activity levels, we currently estimate that our capital expenditures for our existing equipment fleet, approved capacity additions and other projects during the remaining nine months of 2020 will range from $4.0 million to $9.0 million. We expect to fund these expenditures through a combination of cash on hand, cash generated by our operations and borrowings under our ABL Facility.
We believe that our operating cash flow and available borrowings under our ABL Facility will be sufficient to fund our operations for the next twelve months. Our operating cash flow is sensitive to many variables, the most significant of which are pricing, utilization and profitability, the timing of billing and customer collections, the timing of payments to vendors, and maintenance and personnel costs, any of which may affect our cash available. Critical maintenance capital expenditures will be required as we continue to adjust our cost structure and right size our operations to respond to current market conditions, particularly given the effects of the recent slowdown and the decline in demand for our services.
Further, we do not have a specific acquisition budget since the timing and size of acquisitions cannot be accurately forecasted. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures or distributions and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through borrowings under our ABL Facility, joint venture partnerships, asset sales, offerings of debt and equity securities or other means. We cannot assure that this additional capital will be available on acceptable terms or at all. If we are unable to obtain funds we need, we may not be able to complete acquisitions that may be favorable to us or to finance the capital expenditures necessary to conduct our operations.
On August 8, 2018, our Board of Directors approved a $6.0 million stock repurchase program authorizing us to repurchase common stock in the open market. The timing and amount of stock repurchases will depend on market conditions and corporate, regulatory and other relevant considerations. Repurchases may be commenced or suspended at any time without notice. The program does not obligate QES to purchase any particular number of shares of common stock during any period or at all, and the program may be modified or suspended at any time, subject to the Company’s insider trading policy and at the Company’s discretion. As of March 31, 2020, the Company had repurchased 1.0 million shares for an aggregate of $3.0 million over the life of this program. The Company suspended the repurchase plan in May 2020.
Contractual Obligations
As a smaller reporting company, we are not required to provide the disclosure required by Item 303(a)(5)(i) of Regulation S-K.
Contractual Obligations
As a smaller reporting company, we are not required to provide the disclosure required by Item 303(a)(5)(i) of Regulation S-K.
Off-Balance Sheet Arrangements
We had no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, as of March 31, 2020.
Critical Accounting Policies and Estimates
As of March 31, 2020, there were no significant changes in our critical accounting policies previously disclosed in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 6, 2020.
Recent Accounting Pronouncements
See “Note 1 — Organization and Nature of Operations, Basis of Presentation and Significant Accounting Policies” to our condensed consolidated financial statements for a discussion of recently issued accounting pronouncements.
Item 3.   Quantitative and Qualitative Disclosures About Market Risk
As a smaller reporting company, we are not required to provide the information required by Item 305 of Regulation S-K.
Item 4.   Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange

Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.
In connection with the preparation of this Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, an evaluation was performed under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act were effective as of March 31, 2020 to provide reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the quarter ended March 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II
Item 1.   Legal Proceedings
Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.
Item 1A.   Risk Factors
Other than as set forth below, there have been no material changes to the risk factors disclosed in our 2019 Annual Report. For a detailed discussion of known material factors which could materially affect our business, financial condition or future results, refer to Part I, Item 1A “Risk Factors” in our 2019 Annual Report. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition or future results. Further information concerning the Merger will be included in a joint proxy statement/prospectus on Form S-4 to be filed with the SEC.
Risks Related to Our Business
Recent declines in crude oil prices to record low levels as a result of the outbreak of the novel strain of coronavirus (“COVID-19”) and a significantly oversupplied crude oil market have negatively impacted, and are expected to continue to negatively impact, demand for our products and services resulting in a material negative impact on our results of operations, financial position and liquidity.
The COVID-19 outbreak in the United States and globally, together with the recent significant decline in commodity prices due primarily to the recent actions of OPEC and other oil producing nations (“OPEC+”), have, and are expected to continue to, adversely affect both the price of and demand for crude oil and the continuity of our business operations. Oil demand significantly deteriorated as a result of the COVID-19 pandemic and corresponding preventative measures taken around the world to mitigate its spread, including “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19.
In the midst of the ongoing COVID-19 pandemic, OPEC+ were unable to reach an agreement on production levels for crude oil, at which point Saudi Arabia and Russia initiated efforts to aggressively increase production. The convergence of the COVID-19 pandemic and the crude oil production increases caused the unprecedented dual impact of global oil demand decline and the risk of a substantial increase in supply. While OPEC+ agreed in April 2020 to cut production, downward pressure on commodity prices has remained and could continue for the foreseeable future.
While the U.S. Department of Homeland Security and various local orders have identified the energy industry as critical to the U.S. infrastructure, generally allowing certain of our and our customers’ operations to continue, our operations, and those of our customers, have been and will likely continue to be disrupted in various ways. The recent decline in commodity prices has and could continue to adversely affect the demand and pricing for our services. For example, many adversely affected U.S. shale producers, including our customers, have significantly reduced their 2020 capital investment programs, which will likely affect demand for our services. Customers who are experiencing significant downstream capacity and near-term storage constraint may be forced or elect to shut-in some or all of their production or delay or discontinue drilling plans, which would result in a further decline in demand for oilfield services. Additionally, demand for our services will likely be significantly affected in the event of a global recession due to the reduction in oil prices and the ongoing effects of COVID-19, with the possibility of numerous bankruptcies of E&P companies during 2020.
Additionally, in an effort to minimize the spread of illness, we and our customers have implemented various worksite restrictions in order to minimize contact among personnel. Certain travel restrictions and flight cancellations have also slowed personnel travel and equipment delivery to certain customer locations.

The COVID-19 pandemic, coupled with the global crude oil supply and demand imbalance and resulting decline in crude oil prices, has significantly impacted the value of our common stock and which may reduce our ability to access capital in the bank and capital markets, which could in the future negatively affect our liquidity. In addition, a recession or long-term market correction resulting from the COVID-19 pandemic could in the future further materially affect the value of our common stock, affect our access to capital and affect our business in the near and long-term. While we do not have any debt covenants or other lending arrangements that depend upon our stock price or continued listing compliance, the borrowing base of our ABL Facility is dependent upon our receivables, which may be significantly lower in the future due to reduced activity levels or decreases in pricing for our services. In addition, if our customers experience financial distress due to the current market conditions, they could default on their payments owed to us and create a credit risk on collecting receivables.
The COVID-19 pandemic continues to rapidly evolve. The extent to which COVID-19 and depressed crude oil prices impacts our results, financial position and liquidity will depend on future developments, which are highly uncertain and cannot be predicted.
Our stock price may be volatile and an investment in our stock may decline. If we fail to comply with the continuing listing standards of the NYSE, our securities could be delisted.
We have experienced a sharp decline in our stock price over the first quarter 2020, a condition that is consistent across our sector. On April 27, 2020, we received written notice from the NYSE notifying us that, over a period of 30 consecutive trading days, the average closing price of our common stock was below the minimum $1.00 per share requirement for continued listing on the NYSE under Item 802.01C of the NYSE Listed Company Manual. The notice has no immediate impact on the listing of our common stock, which will continue to be listed and traded on the NYSE during this period, subject to our compliance with other listing standards. Our common stock is permitted to continue to trade on the NYSE under the symbol “QES,” but will have an added designation of “.BC” to indicate the status of the common stock as “below compliance.”
In accordance with applicable NYSE procedures, we timely notified the NYSE that we intend to cure the $1.00 per share deficiency. Under the NYSE’s rules, we have six months following the receipt of the notice to cure the deficiency and regain compliance with the NYSE continued listing requirement. However, due to unprecedented market-wide declines as a result of the spread of COVID-19, on April 21, 2020, the SEC approved, with immediate effectiveness, the NYSE proposal to toll the cure period for the minimum share price requirement through June 30, 2020 to permit NYSE-listed companies a longer time to regain compliance with the NYSE’s continued listing standards. Consequently, we have a period of six months, beginning on July 1, 2020, to regain compliance with the minimum share price requirement. While we intend to consider all available options to cure the deficiency and regain compliance and we anticipate that, upon completion of the proposed Merger with KLXE to no longer be an independent, publicly traded company with our shares listed on NYSE, there can be no assurance that any of our plans would be successful and that we will regain compliance with the continued listing requirements of the NYSE. If we continue to fail to comply with the continued listing requirements of the NYSE or to voluntarily delist our common stock from the NYSE in connection with the completion of the proposed Merger with KLXE by the required date, the NYSE may determine to delist our common stock. Any delisting and/or trading suspension of our securities from the NYSE could (1) reduce the liquidity, trading volume and market price of our common stock; (2) reduce the number of investors willing to hold or acquire our common stock, which could negatively impact our ability to raise equity financing; (3) limit our ability to use a registration statement to offer and sell freely tradable securities, thereby preventing us from accessing the public capital markets; (4) impair our ability to provide liquid equity incentive to our employees; and (5) have negative reputational impact for us with our customers, suppliers, employees and other persons with whom we transact from time to time.
Additionally, the market price of our common stock has varied significantly and could continue to vary significantly in the future as a result of a number of factors, some of which are beyond our control. In the event of a further or sustained drop in the market price of our common stock, our investors could lose a substantial part or all of their investment in our common stock. Consequently, our investors may not be able to sell shares of our common stock at prices equal to or greater than the price they paid.

The following factors, among others, could affect our stock price:
•
our operating and financial performance;

•
quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

•
actual or anticipated changes in revenue or earnings estimates or publication of reports by equity research analysts;

•
speculation in the press or investment community or the dissemination of information through social media platforms;

•
sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•
litigation involving us or that may be perceived as having an adverse effect on our business;

•
general market conditions, including fluctuations in actual and anticipated future commodity prices;

•
errors in our forecasting of the demand for our services, which could lead to lower revenue or increased costs; and

•
domestic and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Risks Related to the Proposed Merger
Because the exchange ratio is fixed and will not be adjusted in the event of any change in either QES’ or KLXE’s stock price, our stockholders cannot be sure of the value of the shares of KLXE’s common stock they will receive upon completion of the Merger.
Upon completion of the Merger, each share of our common stock outstanding immediately prior to the Merger (other than excluded shares) will be converted into and become exchangeable for 0.4844 shares of KLXE’s common stock. This exchange ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either our common stock or KLXE’s common stock. The market prices of our common stock and KLXE’s common stock have fluctuated prior to and after the date of the announcement of the Merger and will continue to fluctuate until the date the Merger is consummated. Because the value of the merger consideration will depend on the market price of KLXE’s common stock at the time the Merger is completed, our stockholders will not know, or be able to determine, at the time of the our special meeting to approve the Merger, the market value of the merger consideration they would receive upon completion of the Merger.
Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in our or KLXE’s respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the Merger will be completed, interest rates, general market, industry and economic conditions, such as oil prices and demand for services in the oilfield services sector, and other factors generally affecting the respective prices of our common stock and KLXE’s common stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which the Company or KLXE operate, the effects of the COVID-19 pandemic and governmental and business responses to the pandemic, the timing of the Merger and other factors generally affecting the respective prices of our common stock or KLXE’s common stock. Many of these factors are beyond our and KLXE’s control, and neither the Company nor KLXE are permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party.
The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
The Merger is subject to a number of conditions that must be satisfied or waived (to the extent permissible) prior to the completion of the Merger, as specified in the Merger Agreement. These conditions to the completion of the Merger, some of which are beyond the control of the Company and KLXE, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or not completed. Additionally, either the Company or KLXE may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by November 3, 2020. We will be required to pay to KLXE a termination fee of $3.0 million and an expense reimbursement of up to $1.5 million if the Merger Agreement is terminated: (i) by KLXE pursuant to a change in recommendation by our Board of Directors resulting from either our receipt of a superior proposal or from certain intervening material events; or (ii) by us pursuant to a change in recommendation by our Board of Directors following our receipt of a superior proposal and compliance with all obligations under the Merger Agreement regarding such superior proposal. If the Merger Agreement is terminated due to the failure of our stockholders to approve the Merger under certain specified circumstances, we will be required to pay to KLXE an expense reimbursement of up to $1.5 million.
Failure to complete the Merger could negatively impact the stock price and the future business and financial results of the Company.
If the Merger is not completed, our ongoing business may be adversely affected, and without realizing any of the benefits of having completed the Merger, we and KLXE may experience certain negative effects, including the following:
•
each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•
each company may experience negative reactions from its suppliers, customers and employees;

•
each company will be required to pay their respective costs relating to the proposed Merger, such as legal, accounting, financial advisor, filing, printing and mailing fees;

•
the Merger Agreement places certain restrictions on the conduct of each company’s business prior to completion of the Merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld or delayed), may prevent us or KLXE from taking certain other specified actions during the pendency of the Merger; and

•
the focus of QES and KLXE management on matters relating to the Merger, which could otherwise have been devoted to day-to-day operations or on pursuing other opportunities that may be beneficial to each respective company.

If the Merger does not occur, we may incur these costs without realizing any of the benefits of the Merger being completed. In addition, we could also be subject to litigation related to any failure to complete the Merger or to enforcement proceedings commenced against us to perform our obligations under the Merger Agreement. If the Merger is not completed, we cannot assure our stockholders that these risks will not materialize or will not materially affect our business, financial results and stock prices.
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Merger.
The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, the adoption of the Merger Agreement by our stockholders and approval of the issuance of KLXE common stock in connection with the Merger by KLXE’s stockholders, the absence of certain legal impediments preventing the consummation of the Merger, the approval for listing of KLXE common stock issuable in the Merger on Nasdaq and the effectiveness of KLXE’s registration statement on Form S-4 registering KLXE’s common stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings by the SEC with respect thereto. The obligation of each of QES and KLXE to consummate the Merger is also conditioned on, among other things, (i) the accuracy of the representations and warranties as set forth by each party in the Merger Agreement, (ii) the performance by each party, in all material respects, of its obligations under the Merger Agreement required to be performed at or prior to the effective time, (iii) the delivery by each party to the other party of a certificate of the chief executive officer or other senior officer certifying that the required conditions have been satisfied and (iv) for KLXE, QES having delivered the required payoff letter for our ABL Facility to KLXE and, for QES, KLXE having delivered the payoff funds in accordance with the payoff letter for our ABL Facility. No assurance can be given that the required stockholder consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that we expect to achieve if the Merger is successfully completed within its expected time frame.
The Merger Agreement contains provisions that could discourage a potential competing acquiror from making a competing acquisition proposal.
The Merger Agreement contains “no shop” provisions that, subject to limited exceptions, restrict the ability of QES and KLXE to solicit, initiate or knowingly encourage or facilitate any alternative transaction proposals from third parties. There are only limited circumstances under which the Merger Agreement would permit the Board of Directors of QES or KLXE to change its recommendation to its stockholders in favor of the Merger. The Merger Agreement also provides that in certain circumstances, either party may owe the other a termination fee of $3 million and an expense reimbursement of up to $1.5 million if the Merger Agreement is terminated.
These provisions could discourage a potential competing acquiror from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that market value proposed to be received or realized in the Merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee and expenses that may become payable in certain circumstances.
We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Defending against these claims could result in substantial costs and divert management time and resources, even if the lawsuits are without merit. An adverse judgment could result in monetary damages, which could have a negative impact on our business, results of operations and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, the injunction may delay or prevent the Merger from being completed, which may adversely affect our business, results of operations and financial condition.
Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, we are prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to the Company and our stockholders.
From and after the date of the Merger Agreement and prior to completion of the Merger, the Merger Agreement restricts the Company and KLXE from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in all material respects in the ordinary course of business. These restrictions may prevent us from making appropriate changes to our business or organizational structure or from pursuing attractive business opportunities that may arise prior to the completion of the Merger, and could have the effect of delaying or preventing other strategic transactions. Adverse effects arising from the pendency of the Merger could be exacerbated by any delays in consummation of the Merger or termination of the Merger Agreement.
The pendency of the Merger and related uncertainty could adversely affect our relationships with employees, customers, commercial partners, financing parties and other third parties.
Uncertainty about the effect of the Merger on employees, customers, commercial partners and other third parties may have an adverse effect on QES and KLXE. These uncertainties may cause customers, suppliers, commercial partners, financing parties and others that deal with QES and KLXE to seek to change, delay or defer decisions with respect to existing or future business relationships. Retention, hiring and motivation of certain current and prospective employees of QES and KLXE may be challenging while the Merger is pending, as they may experience uncertainty about their future roles with the companies. If key employees, customers, suppliers, commercial partners, financing parties and other third parties terminate or change, or seek to terminate or change, their existing relationships with QES or KLXE, the businesses of QES and KLXE, and the combined company’s business as a result, could be harmed.
The Merger will involve substantial costs.
We have incurred and expect to continue to incur substantial costs and expenses relating directly to the Merger, including fees and expenses payable to financial, legal and accounting advisors, other professional fees and expenses, fees and costs relating to integration planning activities, regulatory filings and notices, SEC filing fees, printing and mailing costs and other transaction-related costs, fees and expenses. If the Merger is not completed, we will have incurred substantial expenses and devoted substantial management time for which no ultimate benefit will have been received by the Company.
The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with us or KLXE.
As a result of the Merger, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
QES and KLXE also have contracts with vendors, landlords, licensors and other business partners which may require QES or KLXE to obtain consent from these other parties in connection with the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs, and lose rights that may be material to the business of the combined company. In addition, third parties with whom QES or KLXE currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.
Combining the businesses of QES and KLXE may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the Merger, which may adversely affect the combined company’s future business results and negatively affect the value of the combined company’s common stock following the Merger.
The success of the Merger will depend on, among other things, the ability of QES and KLXE to combine their businesses in a manner that realizes anticipated synergies and projected cost savings and facilitates growth opportunities. The combined company must achieve the cost savings and anticipated growth without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, or the cost to achieve these synergies is greater than expected, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the Merger and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the combined company’s common stock after the completion of the

Merger. A variety of factors may adversely affect the combined company’s ability to realize the currently expected operating synergies, savings and other benefits of the Merger.
QES and KLXE have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key QES employees or key KLXE employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated.
Furthermore, the combined company’s board of directors and executive leadership will consist of former directors and executive officers from each of QES and KLXE. Combining the boards of directors and management teams of each company into a single board and a single management team could require the reconciliation of differing priorities and philosophies.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
(c)   Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Under our $6.0 million common stock repurchase program approved by the Board on August 8, 2018, repurchases can be made from time to time in the open market or privately negotiated transactions based on market conditions and corporate, regulatory and other relevant considerations. The program may be modified or suspended at any time in the Company’s discretion. As of March 31, 2020, the Company had purchased 1.0 million shares for an aggregate of $3.0 million over the life of this program. The Board of Directors has suspended the repurchase plan.
The following table includes repurchases made under these programs during the first quarter of 2020.
2020	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (in thousands)
January	94,387	$2.81	94,387	$3,203
February	46,294	$2.42	46,294	$3,091
March	36,119	$1.23	36,119	$3,047
Total	176,800		176,800
For the three months ended March 31, 2020 and 2019, approximately 365,000 and 153,000 shares, respectively were withheld from certain executives and employees under the terms of our share-based compensation agreements to provide funds for the payment of payroll and income taxes due at vesting of restricted stock awards.
Item 3.   Defaults Upon Senior Securities
Not applicable.
Item 4.   Mine Safety Disclosures
Not applicable.
Item 5.   Other Information
Not applicable.

Item 6.   Exhibits
2.1	Agreement and Plan of Merger, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Quintana Energy Services Inc., Krypton Intermediate LLC and Krypton Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Quintana Energy Services Inc.’s Current Report on Form 8-K, filed on May 4, 2020, File No. 1-38383).
3.1	Amended and Restated Certificate of Incorporation of Quintana Energy Services Inc. (incorporated by reference to Exhibit 3.1 of Quintana Energy Services Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, File No. 1-38383).
3.2	Amended and Restated Bylaws of Quintana Energy Services Inc. (incorporated by reference to
Exhibit 3.3 of Quintana Energy Services Inc.’s Current Report on Form 8-K filed on February 14,
2018, File No. 1-38383).
10.1	Support Agreement, dated as of May 3, 2020, by and among Amin J. Khoury and Quintana
Energy Services Inc. (incorporated by reference to Exhibit 10.1 of Quintana Energy Services Inc.’s
Current Report on Form 8-K, filed on May 4, 2020, File No. 1-38383).
10.2	Support Agreement, dated as of May 3, 2020, by and among the Designated Stockholders and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.2 of Quintana Energy Services Inc.’s Current Report on Form 8-K, filed on May 4, 2020, File No. 1-38383).
10.3	Registration Rights Agreement, dated as of May 3, 2020, by and among the Designated Stockholders and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.1 of Quintana Energy Services Inc.’s Current Report on Form 8-K, filed on May 4, 2020, File No. 1-38383).
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Filed herewith.

**
Furnished herewith.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUINTANA ENERGY SERVICES INC.
By:
/s/ Christopher J. Baker

Christopher J. Baker
President, Chief Executive Officer, and Director
Date: May 12, 2020
By:
/s/ Keefer M. Lehner

Keefer M. Lehner
Executive Vice President and Chief Financial Officer
Date: May 12, 2020
By:
/s/ Geoffrey C. Stanford

Geoffrey C. Stanford
Vice President and Chief Accounting Officer
Date: May 12, 2020

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

KLXE’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, no director shall be personally liable to KLXE or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding this provision, pursuant to Section 102(b)(7) of the DGCL, no such provision may exculpate a director from liability (1) for any breach of the director’s duty of loyalty to KLXE or its stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the DGCL (which concerns unlawful payments of dividends, stock purchases or redemptions) or (4) for any transaction from which the director derives an improper personal benefit.
While KLXE’s amended and restated certificate of incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate this duty. Accordingly, KLXE’s amended and restated certificate of incorporation has no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of KLXE’s amended and restated certificate of incorporation described above apply to an officer of KLXE only if he or she is a director of KLXE and is acting in his or her capacity as director and do not apply to officers of KLXE who are not directors.
KLXE’s amended and restated certificate of incorporation requires the company to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director or an officer of KLXE or, while serving as a director or officer of KLXE, is or was serving at the company’s request as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service (provided that, in the case of a proceeding initiated by such person, KLXE will only indemnify such person if the proceeding was specifically authorized by KLXE’s Board). This right of indemnity includes, with certain limitations and exceptions, a right to be paid by KLXE the expenses incurred in defending such proceedings. KLXE is authorized under its amended and restated certificate of incorporation to carry directors’ and officers’ insurance protecting KLXE, any director, officer, employee or agent of the company’s or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not KLXE would have the power to indemnify the person under the DGCL. KLXE’s amended and restated certificate of incorporation also permits the company’s Board to indemnify or advance expenses to any of its employees or agents to the fullest extent permitted with respect to its directors and officers in the company’s amended and restated certificate of incorporation.
Item 21.
Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.
Item 22.
Undertakings.

The undersigned registrant hereby undertakes as follows:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)
to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for the purpose of determining liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(8)
That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10)
To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(11)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

EXHIBIT INDEX
Exhibit Number		Description
2.1	—	Agreement and Plan of Merger (included as Annex A to this joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)
2.2	—	Distribution Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.1 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.3	—	Employee Matters Agreement, dated as of July 13, 2018, by and among KLX Inc., KLX Energy Services Holdings, Inc. and KLX Energy Services LLC (incorporated by reference to Exhibit 2.2 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.4	—	IP Matters Agreement, dated as of July 13, 2018, by and among KLX Inc. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 2.3 to KLX Inc.’s Current Report on Form 8-K (File No. 001-36610) filed with the SEC on July 17, 2018)
2.5	—	Unit Purchase Agreement, dated as of October 22, 2018, by and among KLX Energy Services Holdings, Inc., KLX Energy Services LLC, District 5 Investments, LP, 3M Capital, Inc. and Marco D. Davis (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
3.1	—	Amended and Restated Certificate of Incorporation of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)
3.2	—	Amended and Restated Bylaws of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K/A (File No. 001-38609) filed with the SEC on May 29, 2020)
4.1	—	Indenture, dated October 31, 2018, among KLX Energy Services Holdings, Inc., as the issuer, KLX Energy Services LLC, KLX RE Holdings LLC and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on November 1, 2018)
4.1.1	—	First Supplemental Indenture, dated November 16, 2018, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiary named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1.1 the Registrant’s Annual Report on Form 10-K (File No. 001-38609) filed with the SEC on March 21, 2019)
4.1.2	—	Second Supplemental Indenture, dated May 13, 2019, among KLX Energy Services Holdings, Inc., as the issuer, the Guaranteeing Subsidiaries named therein and Wilmington Trust, National Association, as trustee and collateral agent (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
4.2	—	Form of 11.500% Senior Secured Notes due 2025 (included in Exhibit 4.1)
5.1**	—	Opinion of Freshfields Bruckhaus Deringer US LLP regarding the validity of the securities being registered
10.1	—	Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Registrant’s Registration Statement on Form 10 (File No. 001-38609) filed with the SEC on August 15, 2018)

Exhibit Number		Description
10.1.1	—	First Amendment, dated as of October 22, 2018, to Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the Subsidiary Guarantors party thereto, the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on October 22, 2018)
10.1.2	—	Second Amendment, dated as of June 10, 2019, to Credit Agreement, dated as of August 10, 2018, by and among KLX Energy Services Holdings, Inc., the Subsidiary Guarantors party thereto, the several Lenders and JPMorgan Chase Bank, N.A. as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-38609) filed with the SEC on August 22, 2019)
10.2	—	KLX Energy Services Holdings, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.3	—	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.4	—	Form of KLX Energy Services Holdings, Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.5	—	KLX Energy Services Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.6	—	KLX Energy Services Holdings, Inc. Non-Employee Directors Stock and Deferred Compensation Plan (incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227321) filed with the SEC on September 13, 2018)*
10.7	—	KLX Energy Services Holdings, Inc. 2018 Deferred Compensation Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-227327) filed with the SEC on September 13, 2018)*
10.8	—	Guaranty, dated September 14, 2018, of KLX Energy Services LLC and KLX RE Holdings LLC (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)
10.9	—	Medical Care Reimbursement Plan for Executives of KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.11 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.10	—	KLX Energy Services Holdings, Inc. Executive Retiree Medical and Dental Plan (incorporated by reference to Exhibit 10.12 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.11	—	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Amin J. Khoury (incorporated by reference to Exhibit 10.15 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*
10.12	—	Registration Rights Agreement, dated September 14, 2018, between KLX Energy Services Holdings, Inc. and Thomas P. McCaffrey (incorporated by reference to Exhibit 10.16 to the Registrant’s Current Report on Form 8-K (File No. 001-38609) filed with the SEC on September 19, 2018)*

Exhibit Number		Description
10.13	—	Employment Agreement, dated October 9, 2018, between Heather M. Floyd and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K/A (File No. 001-38609) filed with the SEC on May 29, 2020)*
10.14**	—	Letter Agreement, dated as of April 27, 2020, between KLX Energy Services Holdings, Inc. and John T. Collins*
10.15**	—	Separation and Mutual Release, dated as of April 19, 2020, between Amin J. Khoury and KLX Energy Services Holdings, Inc.*
10.16**	—	Amended and Restated Consulting Agreement, dated of as of April 19, 2020, between Amin J. Khoury and KLX Energy Services Holdings, Inc.*
10.17**	—	Employment Agreement, dated as of April 19, 2020, between Thomas P. McCaffrey and KLX Energy Services Holdings, Inc.*
10.18**	—	Separation and General Release Agreement, dated as of April 11, 2020, between Gary J. Roberts and KLX Energy Services Holdings, Inc.*
10.19	—	Support Agreement, dated May 3, 2020, by and among Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited, Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. and KLX Energy Services Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 4, 2020)
10.20	—	Support Agreement, dated May 3, 2020, by and among Amin J. Khoury and Quintana Energy Services Inc. (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K originally filed with the SEC on May 4, 2020)
10.21	—	Registration Rights Agreement, dated May 3, 2020, by and among KLX Energy Services Holdings, Inc., Archer Holdco LLC, Geveran Investments Limited, Famatown Finance Limited Robertson QES Investment LLC, Quintana Energy Partners — QES Holdings LLC, Quintana Energy Fund — TE, L.P. and Quintana Energy Fund — FI, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 4, 2020)
10.22**	—	Executive Employment Agreement, dated as of May 3, 2020, between Christopher J. Baker and KLX Energy Services Holdings, Inc.*
10.23**	—	Executive Employment Agreement, dated as of May 3, 2020, between Max L. Bouthillette and KLX Energy Services Holdings, Inc.*
10.24**	—	Executive Employment Agreement, dated as of May 3, 2020, between Keefer M. Lehner and KLX Energy Services Holdings, Inc.*
21.1**	—	List of subsidiaries of KLX Energy Services Holdings, Inc.
23.1	—	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm for KLX Energy Services Holdings, Inc.
23.2	—	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for Quintana Energy Services Inc.
23.3**	—	Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 5.1)
24.1**	—	Power of Attorney (included on the signature page to Form S-4)
99.1	—	Consent of Goldman Sachs & Co. LLC
99.2	—	Consent of Tudor Pickering Holt & Co Advisors LP
99.3**	—	Consent of Corbin J. Robertson, Jr., to be named as a director upon completion of the merger
99.4**	—	Consent of Dalton Boutté, Jr., to be named as a director upon completion of the merger
99.5**	—	Consent of Gunnar Eliassen to be named as a director upon completion of the merger

Exhibit Number		Description
99.6**	—	Consent of Dag Skindlo to be named as a director upon completion of the merger
99.7	—	Form of Proxy Card for Annual Meeting of KLX Energy Services Holdings, Inc.
99.8	—	Form of Proxy Card for Special Meeting of Quintana Energy Services Inc.
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema Document
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	—	XBRL Extension Labels Linkbase
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase Document

*
Management contract or compensatory plan.

**
Previously filed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Wellington, State of Florida, on June 25, 2020.
KLX ENERGY SERVICES HOLDINGS, INC.
/s/ Thomas P. McCaffrey

Thomas P. McCaffrey
President, Chief Executive Officer and Chief
Financial Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on June 25, 2020.
/s/ Thomas P. McCaffrey Thomas P. McCaffrey	President, Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)
/s/ Heather M. Floyd Heather M. Floyd	Vice President — Finance and Corporate Controller (Principal Accounting Officer)
/s/ * John T. Collins	Chairman
/s/ * Amin J. Khoury	Director
/s/ * Richard G. Hamermesh	Director
/s/ * Benjamin A. Hardesty	Director
/s/ * Stephen M. Ward, Jr.	Director
/s/ * Theodore L. Weise	Director
/s/ * John T. Whates, Esq.	Director
By:	/s/ Thomas P. McCaffrey Thomas P. McCaffrey Attorney-In-Fact